As filed with the Securities and Exchange Commission on May 13, 2022.
Registration No. 333-262692
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 4
TO
FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Waldencast plc*
(Exact Name of Registrant as Specified in Its Charter)
Cayman Islands*	6770	98-1575727
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
10 Bank Street, Suite 560
White Plains, NY 10606
(917) 546-6828
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Michel Brousset
Chief Executive Officer
c/o Waldencast Acquisition Corp.
10 Bank Street, Suite 560
White Plains, NY 10606
(917) 546-6828
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Paul T. Schnell, Esq. Gregg A. Noel, Esq. Maxim O. Mayer-Cesiano, Esq. Michael J. Schwartz, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000	R. Scott Shean, Esq. B. Shayne Kennedy, Esq. Andrew Clark, Esq. Phillip S. Stoup, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 (714) 540-1235	Daniel J. Espinoza, Esq. W. Stuart Ogg, Esq. Goodwin Procter LLP 601 Marshall Street Redwood City, California 94062 (650) 752-3100
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the Business Combination described in the enclosed proxy statement/prospectus have been satisfied or waived.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)  ☐
* Prior to the consummation of the Obagi Merger and the Milk Transaction described herein, Waldencast intends to effect the Domestication. All securities being registered will be issued by the Registrant (after the Domestication), which is the continuing entity following the Domestication, which will be renamed “Waldencast plc” in connection with the Domestication described herein.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in this preliminary proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED MAY 13, 2022
PROXY STATEMENT FOR
EXTRAORDINARY GENERAL MEETING OF
WALDENCAST ACQUISITION CORP.
(A CAYMAN ISLANDS EXEMPTED COMPANY)
PROSPECTUS FOR
86,462,321 ORDINARY SHARES AND
17,433,333 WARRANTS
OF WALDENCAST PLC
(AFTER ITS DOMESTICATION AS A PUBLIC LIMITED COMPANY INCORPORATED IN JERSEY),
WHICH IS THE CONTINUING ENTITY OF WALDENCAST ACQUISITION CORP. FOLLOWING THE DOMESTICATION,
WHICH WILL BE RENAMED “WALDENCAST PLC”
IN CONNECTION WITH THE BUSINESS COMBINATION DESCRIBED HEREIN
The board of directors of Waldencast Acquisition Corp., a Cayman Islands exempted company (“Waldencast” and, after the Domestication as described below, “Waldencast plc”), has unanimously approved (1) the domestication of Waldencast as a Jersey company (the “Domestication”); (2) the merger of Obagi Merger Sub, Inc. (“Merger Sub”), a Cayman Islands exempted company limited by shares and indirect wholly owned subsidiary of Waldencast, with and into Obagi Global Holdings Limited (“Obagi”), a Cayman Islands exempted company limited by shares (the “Obagi Merger”), with Obagi surviving the Obagi Merger as a wholly owned subsidiary of Obagi Holdco 2 Limited, a limited company incorporated under the laws of Jersey (“Holdco 2”) and an indirectly wholly owned subsidiary of Waldencast plc, pursuant to the terms of the Agreement and Plan of Merger, dated as of November 15, 2021, by and among Waldencast, Merger Sub and Obagi, attached to this proxy statement/prospectus as Annex A (as may be amended from time to time, the “Obagi Merger Agreement”), as more fully described elsewhere in this proxy statement/prospectus; (3) the purchase of all of the issued and outstanding membership interests of Milk Makeup LLC (the “Milk Transaction”), a Delaware limited liability company (“Milk”), by Waldencast Partners LP, a Cayman Islands exempted limited partnership (“Waldencast LP”) and Obagi Holdco 1 Limited, a limited company incorporated under the laws of Jersey (“Holdco 1” and together with Waldencast LP, the “Milk Purchasers”), pursuant to the terms of the Equity Purchase Agreement, dated as of November 15, 2021, by and among Waldencast, Milk, the Milk Purchasers, the members of Milk (the “Milk Members”) and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative, agent and attorney-in-fact of the Milk Members (the “Equityholder Representative”), attached to this proxy statement/prospectus as Annex B (as may be amended from time to time, the “Milk Equity Purchase Agreement” and together with the Obagi Merger Agreement, the “Transaction Agreements”), as more fully described elsewhere in this proxy statement/prospectus and (4) the other transactions contemplated by the Transaction Agreements and documents related thereto. In connection with the Business Combination (as defined herein), Waldencast will change its name to “Waldencast plc.”
Upon consummation of the Business Combination, the combined company will be organized in an “Up-C” structure, whereby the Milk Members will retain a direct equity ownership in Waldencast LP, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Waldencast LP Common Units, which will be redeemable at the option of the holder of such units, and if such option is exercised, will be exchangeable, at the option of Waldencast plc, for an equal number of Waldencast plc Class A ordinary shares or cash (together with the cancellation of an equal number of shares of voting, Waldencast plc Non-Economic ordinary shares). The equity interests of Obagi and Milk will be held by Waldencast LP. Waldencast plc’s interests in Obagi and Milk will be held through its wholly-owned subsidiaries, Holdco 1 and Waldencast LP.
As a result of and upon the effective time of the Domestication, among other things, (1) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of Waldencast (the “Waldencast Class A ordinary shares”), will convert automatically, on a one-for-one basis, into an ordinary share, par value $0.0001 per share, of Waldencast plc (the “Waldencast plc Class A ordinary shares”), (2) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of Waldencast (the “Waldencast Class B ordinary shares”) will convert automatically, on a one-for-one basis, into a Waldencast plc Class A ordinary share, (3) each then issued and outstanding warrant of Waldencast (the “Waldencast warrants”) will convert automatically into a warrant to acquire one Waldencast plc Class A ordinary share (the “Waldencast plc warrants”), and (4) each of the then issued and outstanding units of Waldencast that have not been previously separated into the underlying Waldencast Class A ordinary shares and underlying Waldencast warrants upon the request of the holder thereof (the “Waldencast units”) will be cancelled and will entitle the holder thereof to one Waldencast plc Class A ordinary share and one-third of one Waldencast plc warrant. Accordingly, this proxy statement/prospectus covers (a)     Waldencast plc Class A ordinary shares to be issued in the Domestication and (b)     Waldencast plc warrants to be issued in the Domestication.
At the Obagi Merger Effective Time (after giving effect to the Obagi Pre-Closing Restructuring, as defined herein and as more fully described in the Obagi Merger Agreement and elsewhere in this proxy statement/prospectus), among other things, each outstanding share of Obagi Common Stock as of immediately prior to the Obagi Merger Effective Time (other than in respect of excluded shares as described more fully in the Obagi Merger Agreement) will be cancelled and converted into the right to receive, (a) an amount in cash equal to the quotient obtained by dividing (i) the Obagi Cash Consideration (as defined herein) by (ii) the number of Aggregate Fully Diluted Obagi Common Shares (as defined herein); and (b) a number of Waldencast plc Class A ordinary shares equal to the quotient obtained by dividing (i) the Obagi Stock Consideration (as defined herein) by (ii) the number of Aggregate Fully Diluted Obagi Common Shares, which will represent, in the aggregate, a pre-transaction equity value of Obagi of $655.0 million (the “Aggregate Obagi Merger Consideration”). At the Obagi Merger Effective Time, (i) all Obagi Options will be converted into Waldencast plc Options (as defined herein), subject to substantially the same terms and conditions as are in effect with respect to such Obagi Options immediately prior to the Obagi Merger Effective Time; provided that any Obagi Options that have an exercise price per share that is equal to or greater than the Obagi Per Share Merger Consideration will be cancelled without consideration, and (ii) all Obagi RSUs will be converted into Waldencast plc RSUs (as defined herein), subject to substantially the same terms and conditions as are in effect with respect to such Obagi RSUs immediately prior to the Obagi Merger Effective Time. The foregoing determinations do not take into account any additional equity incentive compensation awards that may subsequently be granted. See the section entitled “BCA Proposal — Obagi Merger Proposal — The Obagi Merger Agreement — Consideration.” Additionally, at the closing of the transactions contemplated by the Obagi Merger Agreement (the “Obagi Closing”), Waldencast will enter into the Investor Rights Agreement together with Cedarwalk Skincare Ltd., a Cayman Islands exempted company limited by shares (“Cedarwalk”), and Waldencast Long-Term Capital LLC, a Cayman Islands limited liability company (the “Sponsor”) and a guarantor of Cedarwalk’s obligations thereunder (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, Cedarwalk will have the right to nominate one director for election or appointment to the Waldencast plc board of directors for so long as Cedarwalk owns 5% of the then-outstanding common stock of Waldencast. Upon completion of the Business Combination, Cedarwalk is expected to hold 18.3% of the fully diluted Waldencast plc Class A ordinary shares. This level of ownership interest is based on Waldencast’s capitalization as of December 31, 2021 and assumes (i) that no public shareholders exercise their redemption rights in connection with the Business Combination, (ii) Waldencast sells and issues 10,500,000 Waldencast plc Class A ordinary shares to the PIPE Investors (as defined herein) pursuant to the PIPE Investment (as defined herein) and (iii) Waldencast sells and issues 33,300,000 units of Waldencast plc to Burwell Mountain PTC LLC, as the trustee of Burwell Mountain Trust, Dynamo Master Fund and Beauty Ventures LLC (the “Forward Purchasers”), comprising of 33,300,000 Waldencast plc Class A ordinary shares and 11,100,000 warrants to purchase one Waldencast plc Class A ordinary share, pursuant to the Forward Purchase Transaction (as defined herein). If the actual facts are different from these assumptions, the percentage ownership of Cedarwalk in Waldencast plc will be different. For additional information regarding the Investor Rights Agreement, see the section entitled “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger — Investor Rights Agreement.”
At the Milk Transaction Effective Time, (after giving effect to the Milk Pre-Closing Restructuring and the Obagi Merger, as defined herein and as more fully described in the Milk Equity Purchase Agreement and elsewhere in this proxy statement/prospectus), among other things, (a) Holdco 1 will purchase from the Milk Members a percentage of the outstanding Milk Membership Units in exchange for (i) the Milk Cash Consideration (as defined herein) and (ii) a number of Waldencast plc Non-Economic ordinary shares equal to the Milk Equity Consideration (as defined herein) and (b) Waldencast LP will purchase from the Milk Members the remainder of the outstanding Milk Membership Units in exchange for the Milk Equity Consideration which will represent, in the aggregate, a pre-transaction equity value of Milk of $340.0 million (the “Aggregate Milk Transaction Consideration”). The issuances of the Milk Equity Consideration and the Waldencast plc Non-Economic ordinary shares will be exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder. All Milk Options (as defined herein) will be converted into Waldencast plc Options and all Milk UARs (as defined herein) will be converted into Waldencast plc SARs (as defined herein), in each case, subject to substantially the same terms and conditions as are in effect with respect to such Milk Options and Milk UARs, as applicable, immediately prior to the Milk Transaction Effective Time; provided that any Milk Options that have an exercise price per share that is equal to or greater than the Milk Per Unit Transaction Consideration (as defined herein), and any Milk UARs that have a strike price per share that is equal to or greater than the Milk Per Unit Transaction Consideration, will be cancelled without consideration. The foregoing determinations do not take into account any additional equity incentive compensation awards that may subsequently be granted or (i) any Milk Option with an exercise price per share that is equal to or greater than the Milk Per Unit Transaction Consideration (as defined herein) or (ii) any Milk UAR with a strike price per share that is equal to or greater than the Milk Per Unit Transaction Consideration, and also assume that all other outstanding Milk Options are exercised immediately before the Milk Transaction Effective Time for the net number of shares subject to the option after deduction of the applicable exercise price and that all Milk UARs are settled immediately before the Milk Transaction Effective Time for the number of shares subject to such Milk UARs. See the section entitled “BCA Proposal — Milk Transaction Proposal — The Milk Equity Purchase Agreement — Consideration.”
At the Closing, subject to the assumptions below, we anticipate that: (1) the shareholders of Obagi (the “Obagi Shareholders”) will hold an ownership interest of 18.3% of the fully diluted Waldencast plc Class A ordinary shares, (2) the Milk Members will hold an ownership interest of 12.5% of the Waldencast LP Common Units, and such units will be exchangeable for up to 12.5% of the fully diluted Waldencast plc Class A ordinary shares, (3) PIPE Investors will hold an ownership interest of 6.2% of the fully diluted Waldencast plc Class A ordinary shares, (4) the Sponsor and its affiliates will own a combined ownership interest of 35.6%, comprised of the following: (i) Burwell Mountain PTC LLC, as the trustee of Burwell Mountain Trust, will hold a combined direct and indirect ownership interest of 7.0% of the fully diluted Waldencast plc Class A ordinary shares, (ii) Dynamo Master Fund will hold a direct and indirect ownership interest of 11.8% of the fully diluted Waldencast plc Class A ordinary shares, (iii) Waldencast Ventures will hold a direct and indirect ownership interest of 3.1% of the fully diluted Waldencast plc Class A ordinary shares, (iv) Beauty FPA Investor will hold an ownership interest of 13.7% of the fully diluted Waldencast plc Class A ordinary shares, (5) the Investor Directors will hold an ownership interest of 0.1% of the fully diluted Waldencast plc Class A ordinary shares and (6) Waldencast’s public shareholders will retain an ownership interest of 27.3% of the fully diluted Waldencast plc Class A ordinary shares.
These levels of ownership interest are based on Waldencast’s capitalization as of December 31, 2021 and assume (i) that no public shareholders exercise their redemption rights in connection with the Business Combination, (ii) Waldencast sells and issues no more than 10,500,000 Waldencast plc Class A ordinary shares to the PIPE Investors pursuant to the PIPE Investment and (iii) Waldencast sells and issues 33,300,000 Waldencast plc Units to the Forward Purchasers, comprising of 33,300,000 Waldencast plc Class A ordinary shares and 11,100,000 warrants to purchase one Waldencast plc Class A ordinary share, pursuant to the Forward Purchase Transaction. If the actual facts are different from these assumptions, the percentage ownership retained by the current Waldencast shareholders in Waldencast plc will be different. For instance, in accordance with the terms of the Obagi Merger Agreement and the Milk Equity Purchase Agreement, in the event that significant redemptions occur, the cash consideration payable in accordance with such agreements may be substituted for additional Waldencast plc Class A ordinary shares, which would have a potentially substantial dilutive effect on the percentage ownership retained by the current Waldencast shareholders in Waldencast plc. See the sections entitled “BCA Proposals — Potential Impact of Significant Redemptions on the Percentage Ownership of Waldencast plc Ordinary Shares by the Public Shareholders of Waldencast.”
The Waldencast units, Waldencast Class A ordinary shares and Waldencast warrants are currently listed on The Nasdaq Capital Market under the symbols “WALDU,” “WALD” and “WALDW,” respectively. Waldencast will apply for listing, to be effective at the closing of the Business Combination, of Waldencast plc Class A ordinary shares and Waldencast plc warrants on The Nasdaq Global Select Market under the proposed symbols “WALD” and “WALDW,” respectively. It is a condition of the consummation of the Business Combination described above that Waldencast receives confirmation from The Nasdaq Stock Market LLC (“Nasdaq”) that the securities have been conditionally approved for listing on Nasdaq, but there can be no assurance such listing conditions will be met or that Waldencast will obtain such confirmation from Nasdaq. If such listing conditions are not met or if such confirmation is not obtained, the Business Combination described above will not be consummated unless the Nasdaq condition set forth in each of the Transaction Agreements is waived by the applicable parties.
This proxy statement/prospectus provides shareholders of Waldencast with detailed information about the proposed Business Combination and other matters to be considered at the extraordinary general meeting of Waldencast. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section entitled “Risk Factors” beginning on page 40 of this proxy statement/prospectus.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

WALDENCAST ACQUISITION CORP.
A Cayman Islands Exempted Company
(Company Number 368897)
10 Bank Street, Suite 560
White Plains, NY 10606
Dear Waldencast Acquisition Corp. Shareholders:
You are cordially invited to attend the extraordinary general meeting (the “extraordinary general meeting”) of Waldencast Acquisition Corp., a Cayman Islands exempted company (“Waldencast” and, after the change of Waldencast’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a public limited company under the laws of Jersey (the “Domestication”) “Waldencast plc”), at    , Eastern Time, on    , 2022, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, NY 10001, or virtually via live webcast at https://www.cstproxy.com/waldencast/2022, or at such other time, on such other date and at such other place to which the meeting may be adjourned.
At the extraordinary general meeting, Waldencast shareholders will be asked to consider and vote upon proposals to approve and adopt (i) the Agreement and Plan of Merger, dated as of November 15, 2021, by and among Waldencast, Obagi Merger Sub, Inc., a Cayman Islands exempted company limited by shares (“Merger Sub”), and Obagi Global Holdings Limited, a Cayman Islands exempted company limited by shares (“Obagi”), a copy of which is attached to this proxy statement/prospectus as Annex A (as may be amended from time to time, the “Obagi Merger Agreement”) and (ii) the Equity Purchase Agreement, dated as of November 15, 2021, by and among Waldencast, Obagi Holdco 1 Limited, a limited company incorporated under the laws of Jersey (“Holdco 1”), Waldencast Partners LP, a Cayman Islands exempted limited partnership (“Waldencast LP” and together with Holdco 1, the “Milk Purchasers”), Milk Makeup LLC, a Delaware limited liability company (“Milk”), the members of Milk (the “Milk Members”) and Shareholder Representative Services, LLC, a Colorado limited liability company, solely in its capacity as representative, agent and attorney-in-fact of the Milk Members (the “Equityholder Representative”), a copy of which is attached to this proxy statement/prospectus as Annex B (as may be amended from time to time, the “Milk Equity Purchase Agreement,” and together with the Obagi Merger Agreement, the “Transaction Agreements”). The Obagi Merger Agreement provides, among other things, following the Domestication of Waldencast to Jersey as described below, for the merger of Merger Sub with and into Obagi (the “Obagi Merger”), with Obagi surviving the Obagi Merger as a wholly owned subsidiary of Obagi Holdco 2 Limited, a limited company incorporated under the laws of Jersey and an indirect wholly owned subsidiary of Waldencast plc, in accordance with the terms and subject to the conditions of the Obagi Merger Agreement as more fully described elsewhere in this proxy statement/prospectus. The Milk Equity Purchase Agreement provides that, among other things, following the Obagi Merger, for the purchase of all of the issued and outstanding membership interests of Milk by the Milk Purchasers (the “Milk Transaction,” and together with the Obagi Merger and the Domestication, the “Business Combination”), in accordance with the terms and subject to the conditions of the Milk Equity Purchase Agreement as more fully described elsewhere in this proxy statement prospectus.
As a condition to closing the Business Combination pursuant to the terms of the Transaction Agreements (as defined herein), the board of directors of Waldencast has unanimously approved the Domestication. As described in this proxy statement/prospectus, you will be asked to consider and vote upon a proposal to approve the Domestication (the “Domestication Proposal”). In connection with the consummation of the Business Combination, Waldencast will change its name to “Waldencast plc.”
As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of Waldencast (the “Waldencast Class A ordinary shares”) will convert automatically, on a one-for-one basis, into an ordinary share, par value, $0.0001 per share, of Waldencast plc (the “Waldencast plc Class A ordinary shares”), (2) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of Waldencast (the “Waldencast Class B ordinary shares”), will convert automatically, on a one-for-one basis, into a Waldencast plc Class A ordinary share, (3) each then issued and outstanding warrant of Waldencast (the “Waldencast warrants”) will convert automatically into a warrant to acquire one Waldencast plc Class A ordinary share (the “Waldencast plc warrants”) pursuant to the Warrant Agreement, dated March 15, 2021, between Waldencast and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent (the “Warrant Agent”) and (4) each of the then issued and outstanding units of Waldencast that have not been previously separated into the underlying Waldencast Class A ordinary shares and underlying Waldencast warrants upon the request of the holder thereof (the “Waldencast units”), will be cancelled and will entitle the holder thereof to one Waldencast plc Class A ordinary share and one-third of one Waldencast plc warrant. As used herein, “public shares” means the Waldencast Class A ordinary shares (including those underlying the Waldencast units) that were registered pursuant to the Registration Statement on Form S-1 (333-253370) and the Waldencast plc Class A ordinary shares issued as a matter of law upon the conversion thereof on the effective date of the Domestication. For further details, see the section entitled “Domestication Proposal.”
You will also be asked to consider and vote upon (1) four separate proposals to approve material differences between Waldencast’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”) and the proposed memorandum and articles of association of Waldencast plc (collectively, the “Organizational Documents Proposals”), (2) a proposal to elect nine directors who, upon consummation of the Business Combination, will be the directors of Waldencast plc (the “Director Election Proposal”), (3) a proposal to approve, for purposes of complying with the applicable provisions of The Nasdaq Stock Market Listing Rule 5635, the issuance of (a) Waldencast plc Class A ordinary shares to the PIPE Investors pursuant to the PIPE Investment and the Obagi Shareholders pursuant to the Obagi Merger Agreement and (b) Waldencast plc Units to each of Burwell Mountain PTC LLC, as the trustee of Burwell Mountain Trust, Dynamo Master Fund and Beauty Ventures (the “Forward Purchasers”), pursuant to the Forward Purchase Transaction (with all of the foregoing capitalized terms defined herein) (the “Stock Issuance Proposal”), (4) a proposal to approve the issuance of the Class B ordinary shares, par value $0.0001 per share, of Waldencast plc (the “Waldencast plc Non-Economic ordinary shares”) and the reservation for issue of Waldencast plc Class A ordinary shares in exchange for Waldencast LP Common Units (as defined herein), in each case, to the Milk Members pursuant to the Milk Equity Purchase Agreement (the “Milk Issuance Proposal”), (5) a proposal to approve and adopt the Waldencast plc 2022 Incentive Award Plan, which is the omnibus equity incentive plan of Waldencast plc (the “Incentive Award Plan Proposal”) and (6) a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (the “Adjournment Proposal”). The Business Combination will be consummated only if the proposals to adopt the Obagi Merger Agreement (the “Obagi Merger Proposal”) and the Milk Equity Purchase Agreement (the “Milk Transaction Proposal”, and together with the Obagi Merger Proposal, the “BCA Proposal”), the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Milk Issuance Proposal and the Incentive Award Plan Proposal (collectively, the “Condition Precedent Proposals”) are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of these proposals is more fully described in this proxy statement/prospectus, which each shareholder is encouraged to read carefully and in its entirety.
At the date and time the Obagi Merger becomes effective (the “Obagi Merger Effective Time”), (after giving effect to the Obagi Pre-Closing Restructuring, as defined herein and as more fully described in the Obagi Merger Agreement and elsewhere in this proxy statement/prospectus), among other things, each outstanding share of Obagi, par value US $0.50 each per share (the “Obagi Common Stock”), as of immediately prior to the Obagi Merger Effective Time (other than in respect of excluded shares as described more fully in the Obagi Merger Agreement) will be cancelled and converted into the right to receive, (a) an amount in cash equal to the quotient obtained by dividing (i) the Obagi Cash Consideration (as defined herein) by (ii) the number of Aggregate Fully Diluted Obagi Common Shares (as defined herein), and (b) a number of Waldencast plc Class A ordinary shares equal to the quotient obtained by dividing (i) the Obagi Stock Consideration (as defined herein) by (ii) the number of Aggregate Fully Diluted Obagi Common Shares, which will represent, in the aggregate, a pre-transaction equity value of Obagi of $655.0 million (the “Aggregate Obagi Merger Consideration”). At the Obagi Merger Effective Time, (i) all options to purchase Obagi Common Stock granted under the Obagi Stock Plan (“Obagi Options”) will be converted into options to purchase Waldencast plc Class A ordinary shares (“Waldencast plc Options”), subject to substantially the same terms and conditions as are in effect with respect to such Obagi Option immediately prior to the Obagi Merger Effective Time; provided that any Obagi Options that have an exercise price per share that is equal to or greater than the Obagi Per Share Merger Consideration will be cancelled without consideration, and (ii) all restricted stock units issued in respect of Obagi Common Stock granted pursuant to the Obagi Stock Plan (“Obagi RSUs”) will be converted into a restricted stock unit with respect to Waldencast plc Class A ordinary shares (“Waldencast plc RSUs”), subject to substantially the same terms and conditions as are in effect with respect to such Obagi RSU immediately prior to the

Obagi Merger Effective Time. The foregoing determinations do not take into account any additional equity incentive compensation awards that may subsequently be granted. See the section entitled “BCA Proposal — Obagi Merger Proposal — The Obagi Merger Agreement — Consideration” in this proxy statement/prospectus.
At the Milk Transaction Effective Time, (after giving effect to the Milk Pre-Closing Restructuring and the Obagi Merger, as defined herein and as more fully described in the Milk Equity Purchase Agreement and elsewhere in this proxy statement/prospectus), among other things, (a) Holdco 1 will purchase from the Milk Members a percentage of the authorized, issued and outstanding common units of Milk (the “Milk Common Units”) and the Milk Preferred Units (as defined herein, and together with the Milk Common Units, the “Milk Membership Units”) in exchange for (i) the Milk Cash Consideration (as defined herein) and (ii) a number of Waldencast plc Non-Economic ordinary shares equal to the Milk Equity Consideration (as defined herein) and (b) Waldencast LP will purchase from the Milk Members the remainder of the outstanding Milk Membership Units in exchange for the Milk Equity Consideration, which will represent, in the aggregate, a pre-transaction equity value of Milk of $340.0 million (the “Aggregate Milk Transaction Consideration”). The issuances of the Milk Equity Consideration and the Waldencast plc Non-Economic ordinary shares will be exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder. Following its acquisition of Milk Membership Units, Holdco 1 will contribute such units to Waldencast LP. All options to purchase Milk Common Units (“Milk Options”) will be converted into Waldencast plc Options and all unit appreciation rights in respect of Milk Common Units issued pursuant to the Milk Makeup LLC Appreciation Rights Plan (“Milk UARs”) will be converted into stock appreciation rights with respect to Waldencast plc Class A ordinary shares (“Waldencast plc SARs”), in each case, subject to substantially the same terms and conditions as are in effect with respect to such Milk Option and Milk UAR, as applicable, immediately prior to the Milk Transaction Effective Time; provided that any Milk Options that have an exercise price per share that is equal to or greater than the Milk Per Unit Transaction Consideration (as defined herein), and any Milk UARs that have a strike price per share that is equal to or greater than the Milk Per Unit Transaction Consideration, will be cancelled without consideration. The foregoing determinations do not take into account any additional equity incentive compensation awards that may subsequently be granted or (i) any Milk Option with an exercise price per share that is equal to or greater than the Milk Per Unit Transaction Consideration (as defined herein) or (ii) any Milk UAR with a strike price per share that is equal to or greater than the Milk Per Unit Transaction Consideration, and also assume that all other outstanding Milk Options are exercised immediately before the Milk Transaction Effective Time for the net number of shares subject to the option after deduction of the applicable exercise price and that all Milk UARs are settled immediately before the Milk Transaction Effective Time for the number of shares subject to such Milk UARs. See the section entitled “BCA Proposal — Milk Transaction Proposal — The Milk Equity Purchase Agreement — Consideration.”
In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the date of the closing of the Business Combination, including (i) the Sponsor Support Agreements, (ii) the Stockholder Support Agreement, (iii) the Investor Rights Agreement, (iv) the Registration Rights Agreement, (v) the Subscription Agreements, (vi) the Lock-Up Agreements, (vii) the Distribution Agreements, (viii) the Transition Services Agreement, (ix) the IP License Agreement and (x) the Supply Agreement (each as defined herein). For additional information, see the section entitled “BCA Proposal — Related Agreements” in this proxy statement/prospectus.
Pursuant to the Cayman Constitutional Documents, a holder of public shares (a “public shareholder”), which excludes shares held by the Sponsor, may request that Waldencast redeem all or a portion of such shareholder’s public shares for cash if the Business Combination is consummated. Holders of units must elect to separate the units into the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so. Public shareholders may elect to redeem their public shares even if they vote “for” the Obagi Merger Proposal, the Milk Transaction Proposal or any other Condition Precedent Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, Waldencast’s transfer agent, Waldencast plc will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our initial public offering (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of December 31, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and, accordingly, it is Waldencast plc Class A ordinary shares that will be redeemed immediately after consummation of the Business Combination. See the section entitled “Extraordinary General Meeting of Waldencast — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
Notwithstanding the foregoing, a public shareholder, together with any affiliate (as defined herein) of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
Waldencast Long-Term Capital LLC (the “Sponsor”) and four directors of Waldencast (Ms. Brown, Ms. Hickman, Ms. Pattison and Mr. Werner (the “Investor Directors”)) have agreed to, among other things, vote in favor of the Transaction Agreements and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Obagi Sponsor Support Agreement and the Milk Sponsor Support Agreement, each dated as of November 15, 2021, copies of which are attached as Annex C and Annex D, respectively, to this proxy statement/prospectus (collectively, the “Sponsor Support Agreements”), and waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them as contemplated by the Letter Agreement. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and the Investor Directors own 20% of the issued and outstanding ordinary shares of Waldencast.
The (i) Obagi Merger Agreement provides that the obligations of Obagi to consummate the Obagi Merger is conditioned on, among other things that, as of the closing of the transactions contemplated by the Obagi Merger Agreement (the “Obagi Closing”), the Obagi Cash Consideration must equal or exceed $327.5 million minus the Obagi Transaction Expenses Overage (as defined herein) (the “Obagi Minimum Cash Consideration Condition”) and (ii) Milk Equity Purchase Agreement provides that the obligations of Milk to consummate the Milk Transaction is conditioned on, among other things, that as of the closing of the transactions contemplated by the Milk Equity Purchase Agreement (the “Milk Closing, and together with the Obagi Closing, the “Closing”) the Milk Cash Consideration must equal or exceed $112.5 million (the “Milk Minimum Cash Consideration Condition”), and each of the Transaction Agreements provides that the obligations of Obagi and Milk, respectively, to consummate the Obagi Merger and Milk Transaction, respectively, are conditioned on, among other things, that after the completion of the transactions contemplated by such agreements, Waldencast plc will have an amount in cash equal to or greater than $50.0 million (the “Minimum Available Waldencast Cash Amount” and together with the Obagi Minimum Cash Consideration Condition and the Milk Minimum Cash Consideration Condition, the “Minimum Cash Conditions”). If there are significant redemptions by public shareholders, then one or more of the Minimum Cash Conditions may not be satisfied. In the event any of the Minimum Cash Conditions are not satisfied, the Business Combination could not be consummated unless Obagi and/or Milk, as applicable, waives the Minimum Cash Condition.
In addition, pursuant to the Cayman Constitutional Documents, in no event will Waldencast redeem public shares in an amount that would cause Waldencast plc’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Investment Amount and the Forward Purchase Amount (each as defined herein) actually received by Waldencast prior to or substantially concurrently with the Closing) to be less than $5,000,001.
The Obagi Merger Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in this proxy statement/prospectus (including the approval of the Obagi Merger Agreement and the transactions contemplated thereby, by the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Obagi Common Stock (as defined herein)). There can be no assurance Obagi or Waldencast would waive any such provision of the Obagi Merger Agreement.
The Milk Equity Purchase Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in this proxy statement/prospectus. There can be no assurance Milk or Waldencast would waive any such provision of the Milk Equity Purchase Agreement.

Waldencast is providing this proxy statement/prospectus and accompanying proxy card to Waldencast’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournments of the extraordinary general meeting. Information about the extraordinary general meeting, the Business Combination and other related business to be considered by Waldencast’s shareholders at the extraordinary general meeting is included in this proxy statement/prospectus. Whether or not you plan to attend the extraordinary general meeting, all of Waldencast’s shareholders are urged to read this proxy statement/prospectus, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section entitled “Risk Factors” beginning on page 40 of this proxy statement/prospectus.
After careful consideration, the board of directors of Waldencast has unanimously approved the Business Combination and unanimously recommends that shareholders vote “FOR” adoption of the Transaction Agreements, and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to Waldencast’s shareholders in this proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of Waldencast, you should keep in mind that Waldencast’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of Waldencast’s Directors and Executive Officers in the Business Combination” in this proxy statement/prospectus for a further discussion of these considerations.
The approval of each of the Domestication Proposal and Organizational Documents Proposals A and D (each as defined herein) require the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The BCA Proposal, Organizational Proposals B and C (each as defined herein), the Stock Issuance Proposal, the Milk Issuance Proposal, the Incentive Award Plan Proposal and the Adjournment Proposal require the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Director Election Proposal requires the affirmative vote of a majority of the Waldencast Class B ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The transactions contemplated by the Transaction Agreements will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.
If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person or virtually, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person or virtually, you may vote in person and your proxy will be revoked without further action being required.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO WALDENCAST’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE GENERAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.
On behalf of Waldencast’s board of directors, we would like to thank you for your support and look forward to the successful completion of the Business Combination.
Sincerely,

Felipe Dutra
Executive Chairman

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
This proxy statement/prospectus is dated    , 2022 and is first being mailed to shareholders on or about    , 2022.

WALDENCAST ACQUISITION CORP.
A Cayman Islands Exempted Company
(Company Number 368897)
10 Bank Street, Suite 560
White Plains, NY 10606
NOTICE OF EXTRAORDINARY GENERAL MEETING
TO BE HELD ON    , 2022
TO THE SHAREHOLDERS OF WALDENCAST ACQUISITION CORP.:
NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “extraordinary general meeting”) of Waldencast Acquisition Corp., a Cayman Islands exempted company, company number 368897 (“Waldencast”), will be held at    , Eastern Time, on    , 2022, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, NY 10001, or virtually via live webcast at https://www.cstproxy.com/waldencast/2022. You are cordially invited to attend the extraordinary general meeting, which will be held for the following purposes:
•
Proposal No. 1(a) — The Obagi Merger Proposal — to consider and vote upon a proposal to approve by ordinary resolution and adopt the Agreement and Plan of Merger, dated as of November 15, 2021, by and among Waldencast, Obagi Merger Sub, Inc., a Cayman Islands exempted company limited by shares (“Merger Sub”), and Obagi Global Holdings Limited, a Cayman Islands exempted company limited by shares (“Obagi”), a copy of which is attached to this proxy statement/prospectus statement as Annex A (as may be amended from time to time, the “Obagi Merger Agreement”). The Obagi Merger Agreement provides, among other things, for the merger of Merger Sub with and into Obagi (the “Obagi Merger”), with Obagi surviving the Obagi Merger as a wholly owned subsidiary of Holdco 2 and an indirect wholly owned subsidiary of Waldencast plc, in accordance with the terms and subject to the conditions of the Obagi Merger Agreement as more fully described elsewhere in this proxy statement/prospectus (the “Obagi Merger Proposal”);

•
Proposal No. 1(b) — The Milk Transaction Proposal — to consider and vote upon a proposal to approve by ordinary resolution and adopt the Equity Purchase Agreement, dated as of November 15, 2021, by and among Waldencast, Obagi Holdco 1 Limited, a limited company incorporated under the laws of Jersey (“Holdco 1”), Waldencast Partners LP, a Cayman Islands exempted limited partnership (“Waldencast LP” and together with Holdco 1, the “Milk Purchasers”), Milk, the members of Milk (the “Milk Members”) and Shareholder Representative Services, LLC, a Colorado limited liability company, solely in its capacity as representative, agent and attorney-in-fact of the Milk Members (the “Equityholder Representative”), a copy of which is attached to this proxy statement/prospectus as Annex B (as may be amended from time to time, the “Milk Equity Purchase Agreement”). The Milk Equity Purchase Agreement provides, among other things, for the purchase of all of the issued and outstanding membership interests of Milk by the Milk Purchasers (the “Milk Transaction”), in accordance with the terms and subject to the conditions of the Milk Equity Purchase Agreement as more fully described elsewhere in this proxy statement/prospectus (the “Milk Transaction Proposal” and together with the Obagi Merger Proposal, the “BCA Proposal”);

•
Proposal No. 2 — The Domestication Proposal — to consider and vote upon a proposal to approve by special resolution, the change of Waldencast’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a public limited company under the laws of Jersey (the “Domestication” and, together with the Obagi Merger and Milk Transaction, the “Business Combination”) (the “Domestication Proposal”);

•
Organizational Documents Proposals — to consider and vote upon the following four separate proposals (collectively, the “Organizational Documents Proposals”) to approve by special resolution, in the case of Organizational Documents Proposals A and D, and by ordinary resolution in the case of Organizational Documents Proposals B and C, the following material differences between Waldencast’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”) and the proposed new memorandum and articles of association of Waldencast plc (a public limited company incorporated in Jersey following the Domestication) upon the effective date of the Domestication attached to this proxy statement/prospectus as Annex G (the “Proposed Constitutional

Document”), and the filing with and acceptance by the Registrar of Companies in Jersey of the Proposed Constitutional Document and accompanying documentation in accordance with Part 18C of the Companies (Jersey) Law 1991, as amended (“Jersey Companies Law”), and the change of name of Waldencast to “Waldencast plc” in connection with the Business Combination (Waldencast after the Domestication, including after such change of name, is referred to herein as “Waldencast plc”);
(A)
Proposal No. 3 — Organizational Documents Proposal A — to authorize the change in the authorized share capital of Waldencast from 500,000,000 Class A ordinary shares, par value $0.0001 per share (the “Waldencast Class A ordinary shares”), 50,000,000 Class B ordinary shares, par value $0.0001 per share (the “Waldencast Class B ordinary shares” and, together with the Class A ordinary shares, the “ordinary shares”), and 5,000,000 preferred shares, par value $0.0001 per share (the “Waldencast preferred shares”), to 1,000,000,000 Class A ordinary shares, par value $0.0001 per share, of Waldencast plc (the “Waldencast plc Class A ordinary shares”), 100,000,000 Class B ordinary shares, par value $0.0001 per share, of Waldencast plc (the “Waldencast plc Non-Economic ordinary shares”) and 25,000,000 preference shares of a par value of $0.0001 per share of Waldencast plc (the “Waldencast plc preferred stock”) (“Organizational Documents Proposal A”);

(B)
Proposal No. 4 — Organizational Documents Proposal B — to provide that the board of directors of Waldencast plc (the “Waldencast plc Board”) be divided into three classes, with each class made up of, as nearly as may be possible, one-third of the total number of directors constituting the entire Waldencast plc Board, with only one class of directors being elected in each year and each class serving a three-year term (“Organizational Documents Proposal B”);

(C)
Proposal No. 5 — Organizational Documents Proposal C — to provide that certain provisions of the Proposed Constitutional Document will be subject to the Investor Rights Agreement (as defined herein), including provisions governing the appointment, removal and replacement of directors, with respect to which Cedarwalk Skincare Ltd., a Cayman Islands exempted company limited by shares, will have certain rights pursuant to the Investor Rights Agreement (“Organizational Documents Proposal C”);

(D)
Proposal No. 6 — Organizational Documents Proposal D — to authorize all other changes in connection with the replacement of the Cayman Constitutional Documents with the Proposed Constitutional Document in connection with the consummation of the Business Combination (a copy of which is attached to this proxy statement/prospectus as Annex G), including (1) changing the corporate name from “Waldencast Acquisition Corp.” to “Waldencast plc,” (2) making Waldencast plc’s existence for an unlimited duration and (3) removing certain provisions related to Waldencast plc’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which Waldencast’s board of directors believes is necessary to adequately address the needs of Waldencast plc after the Business Combination (“Organizational Documents Proposal D”);

•
Proposal No. 7 — The Director Election Proposal — to consider and vote upon a proposal to approve by ordinary resolution of the holders of Waldencast Class B ordinary shares, assuming the BCA Proposal, the Domestication Proposal and the Organizational Documents Proposals are approved, to elect nine directors who, upon consummation of the Business Combination, will be the directors of Waldencast plc (the “Director Election Proposal”);

•
Proposal No. 8 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve by ordinary resolution for purposes of complying with the applicable provisions of The Nasdaq Stock Market Listing Rule 5635, the issuance of (a) Waldencast plc Class A ordinary shares to the PIPE Investors (as defined herein) pursuant to the PIPE Investment (as defined herein) and the shareholders of Obagi (“Obagi Shareholders”) pursuant to the Obagi Merger Agreement and (b) units of Waldencast plc to each of Burwell Mountain PTC LLC, as the trustee of Burwell Mountain Trust, Dynamo Master Fund and Beauty Ventures LLC (the “Forward Purchasers”) pursuant to the Forward Purchase Transaction (as defined herein) (the “Stock Issuance Proposal”);

•
Proposal No. 9 — The Milk Issuance Proposal – to consider and vote upon a proposal to approve by ordinary resolution the issuance of Waldencast plc Non-Economic ordinary shares and the reservation for issue of Waldencast plc Class A ordinary shares in exchange for Waldencast LP Common Units, in each case, to the Milk Members (the “Milk Issuance Proposal”);

•
Proposal No. 10 — The Incentive Award Plan Proposal — to consider and vote upon a proposal to approve by ordinary resolution, the Waldencast plc 2022 Incentive Award Plan, which is the omnibus equity incentive plan of Waldencast plc (the “Incentive Award Plan Proposal”, and together with the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal and the Milk Issuance Proposal, the “Condition Precedent Proposals”); and

•
Proposal No. 11 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (the “Adjournment Proposal”).

Each of Proposals No. 1(a) through 10 is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.
These items of business are described in this proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.
Only holders of record of ordinary shares at the close of business on    , 2022 are entitled to notice of, and to vote and have their votes counted at, the extraordinary general meeting and any adjournment of the extraordinary general meeting.
This proxy statement/prospectus and accompanying proxy card is being provided to Waldencast’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournment of the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, all of Waldencast’s shareholders are urged to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section entitled “Risk Factors” beginning on page 40 of this proxy statement/prospectus.
After careful consideration, the board of directors of Waldencast has unanimously approved the Business Combination and unanimously recommends that shareholders vote “FOR” adoption of the Obagi Merger Agreement and the Milk Equity Purchase Agreement (together, the “Transaction Agreements”) and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to Waldencast’s shareholders in this proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of Waldencast, you should keep in mind that Waldencast’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of Waldencast’s Directors and Executive Officers in the Business Combination” in this proxy statement/prospectus for a further discussion of these considerations.
Pursuant to the Cayman Constitutional Documents, a public shareholder may request of Waldencast that Waldencast plc redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:
(i)
(a) hold public shares, or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

(ii)	submit a written request to Continental Stock Transfer & Trust Company (“Continental”), Waldencast’s transfer agent, that Waldencast plc redeem all or a portion of your public shares for cash; and
(iii)	deliver your public shares to Continental, Waldencast’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).
Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on    , 2022 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.
Holders of units must elect to separate the units into the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact Continental, Waldencast’s transfer agent, directly and instruct them to do so. Public shareholders may elect to redeem public shares regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank.
If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, Waldencast’s transfer agent, Waldencast plc will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our initial public offering at J.P. Morgan Chase Bank, N.A. and maintained by Continental, acting as trustee, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of December 31, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and, accordingly, it is Waldencast plc Class A ordinary shares that will be redeemed promptly after consummation of the Business Combination. See the section entitled “Extraordinary General Meeting of Waldencast — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
Waldencast Long-Term Capital LLC, a Cayman Islands limited liability company and shareholder of Waldencast (the “Sponsor”), and the Investor Directors have agreed to, among other things, vote in favor of the Transaction Agreements and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Obagi Sponsor Support Agreement and the Milk Sponsor Support Agreement, each dated as of November 15, 2021, copies of which are attached to this proxy statement/prospectus as Annex C and Annex D, respectively (the “Sponsor Support Agreements”), and waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them as contemplated by the Letter Agreement. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and the Investor Directors own 20% of the issued and outstanding ordinary shares.
The (i) Obagi Merger Agreement provides that the obligation of Obagi to consummate the Obagi Merger is conditioned on, among other things, that as of the closing of the transactions contemplated by the Obagi Merger Agreement, the Obagi Cash Consideration (as defined herein) must equal or exceed $327.5 million minus any amount of the Obagi Transaction Expenses (as defined herein) in excess of $26.0 million (the “Obagi Minimum Cash Consideration Condition”), (ii) Milk Equity Purchase Agreement provides that the obligation of Milk to consummate the Milk Transaction is conditioned on, among other things, that as of the closing of the transactions contemplated by the Milk Equity Purchase Agreement, the Milk Cash Consideration (as defined herein) must equal or exceed $112.5 million (the “Milk Minimum Cash Consideration Condition”), and each of Transaction Agreements provides that the obligations of Obagi and Milk, respectively, to consummate the Obagi Merger and Milk Transaction, respectively, are conditioned on, among other things, that after the completion of the transactions contemplated by such agreements, Waldencast plc will receive an amount in cash equal to or greater than $50.0 million (the “Minimum Available Waldencast Cash Amount” and together with the Obagi Minimum Cash Consideration Condition and the Milk Minimum Cash Consideration Condition, the “Minimum Cash Conditions”). If there are significant redemptions by public shareholders, then one or more of the Minimum Cash Conditions may not be satisfied. In the event any of the Minimum Cash Conditions are not satisfied, the Business Combination could not be consummated unless Obagi and/or Milk, as applicable, waives the Minimum Cash Condition.
In addition, pursuant to the Cayman Constitutional Documents, in no event will Waldencast redeem public shares in an amount that would cause Waldencast plc’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Investment Amount and the Forward Purchase Amount (each as defined herein) actually received by Waldencast prior to or substantially concurrently with the Closing) to be less than $5,000,001.

The Obagi Merger Agreement and Milk Equity Purchase Agreement are also subject to the satisfaction or waiver of certain other closing conditions as described in this proxy statement/prospectus. There can be no assurance that Obagi, Milk or Waldencast would waive any such provisions of the Obagi Merger Agreement and Milk Equity Purchase Agreement if one of those conditions is not satisfied.
The approval of each of the Domestication Proposal and Organizational Documents Proposals A and D requires the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The BCA Proposal, Organizational Documents Proposals B and C, the Stock Issuance Proposal, the Milk Issuance Proposal, the Incentive Award Plan Proposal and the Adjournment Proposal require the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Director Election Proposal requires the affirmative vote of a majority of the Waldencast Class B ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
Your vote is very important. Whether or not you plan to attend the extraordinary general meeting in person or virtually, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The transactions contemplated by the Transaction Agreements will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.
If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person or virtually, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person or virtually, you may vote in person and your proxy will be revoked without further action being required.
Your attention is directed to the remainder of the proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read this proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali LLC (“Morrow”), Waldencast’s proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400.
Thank you for your participation. We look forward to your continued support.
By Order of the Board of Directors of Waldencast Acquisition Corp.,
  , 2022

Felipe Dutra
Executive Chairman

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO WALDENCAST’S TRANSFER AGENT BY NO LATER THAN    , 2022 (AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING). YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

i

ANNEXES
REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information that is not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.
You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other publicly available information concerning Waldencast, without charge, by written request to Waldencast’s Secretary at Waldencast Acquisition Corp., 10 Bank Street, Suite 560, White Plains, NY 10606, or by telephone request at (917) 546-6828; or Morrow, Waldencast’s proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or from the SEC through the SEC website at the address provided above.
In order for Waldencast’s shareholders to receive timely delivery of the documents in advance of the extraordinary general meeting of Waldencast to be held on    , 2022, you must request the information no later than    , 2022, five business days prior to the date of the extraordinary general meeting.
TRADEMARKS
This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. Waldencast does not intend its use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.

SELECTED DEFINITIONS
Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, a reference to:
•
“affiliate” or “Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

•
“Affiliate Agreements” means contracts (other than offer letters, employment agreements, bonus agreements, severance agreements, separation agreements, employee non-competition agreements, employee confidentiality and invention assignment agreements, non-competition agreements, separation agreements, or any other agreement entered into in the ordinary course or equity or incentive equity documents and Governing Documents) between Obagi and its subsidiaries, on the one hand, and Affiliates of Obagi or any of Obagi’s subsidiaries (other than Obagi Hong Kong, Clinactiv or any of their respective subsidiaries), the officers and managers (or equivalents) of Obagi or any of Obagi’s subsidiaries, the shareholders of Obagi or any of Obagi’s subsidiaries, any employee of Obagi or any of Obagi’s subsidiaries, a member of the immediate family of the foregoing Persons, or Obagi Hong Kong, Clinactiv or any of their respective subsidiaries;

•
“Aggregate Fully Diluted Milk Common Units” means, without duplication, the aggregate number of shares of Milk Common Units that are (i) issued and outstanding immediately prior to the Milk Transaction Effective Time, (ii) issuable upon the exchange of Milk Preferred Units that are outstanding immediately prior to the Milk Transaction Effective Time, (iii) issuable upon the exercise of Milk Options and Milk UARs (whether or not then vested or exercisable) that are outstanding immediately prior to the Milk Transaction Effective Time and (iv) issuable upon the exercise of the Milk Warrants that are outstanding immediately prior to the Milk Transaction Effective Time; provided that any Milk Option and Milk UAR with an exercise or strike price, as applicable, equal to or greater than the Milk Per Unit Transaction Consideration shall not be counted for purposes of determining the number of Aggregate Fully Diluted Milk Common Units;

•
“Aggregate Fully Diluted Obagi Common Shares” means, without duplication, (a) the aggregate number of shares of Obagi Common Stock that are (i) issued and outstanding immediately prior to the Obagi Merger Effective Time, or (ii) issuable upon the exercise of Obagi Options (whether or not then vested or exercisable) that are outstanding immediately prior to the Obagi Merger Effective Time or (iii) issuable upon the settlement of Obagi RSUs (whether or not then vested) that are outstanding immediately prior to the Obagi Merger Effective Time, minus (b) any shares of Obagi Common Stock held in the treasury of Obagi as of immediately prior to the Obagi Merger Effective Time; provided that any Obagi Option with an exercise price equal to or greater than the product obtained by multiplying (A) the Obagi Exchange Ratio by (B) $10.00 (the “Obagi Per Share Merger Consideration”) shall not be counted for purposes of determining the number of Aggregate Fully Diluted Obagi Common Shares;

•
“Aggregate Milk Option Exercise Price” means the aggregate amount that would have been received by Milk if each Milk Option outstanding immediately prior to the Milk Transaction Effective Time had been exercised as of such time;

•	“Aggregate Milk Transaction Consideration” means the Milk Equity Consideration plus the Milk Cash Consideration plus the Waldencast plc Non-Economic ordinary shares;
•	“Aggregate Milk UAR Strike Price” means the aggregate grant date fair market value of shares subject to the Milk UARs;
•
“Aggregate Milk Warrant Exercise Price” means the aggregate amount that would have been received by Milk if each Milk Warrant outstanding immediately prior to the Milk Transaction Effective Time had been exercised as of such time;

•
“Aggregate Obagi Option Exercise Price” means the aggregate amount that would have been received by Obagi if each Obagi Option outstanding immediately prior to the Obagi Merger Effective Time had been exercised as of such time;

•	“Amended and Restated Waldencast Partners LP Agreement” means the amended and restated limited partnership agreement of Waldencast LP;
•
“Antitrust Authorities” means the Antitrust Division of the U.S. Department of Justice, the U.S. Federal Trade Commission or the antitrust or competition law authorities of any other jurisdiction (whether the U.S., foreign or multinational);

•	“Beauty FPA Investor” means the Sponsor, in its capacity as managing member of Beauty Ventures;
•	“Beauty Ventures” means Beauty Ventures LLC, which is managed by the Sponsor;
•	“Business Combination” means the Obagi Merger, the Milk Transaction and the Domestication;
•	“CAGR” means compound annual growth rate;
•
“Cayman Constitutional Documents” means Waldencast’s amended and restated memorandum and articles of association (as the same may be amended from time to time as permitted hereby prior to the Domestication);

•	“Cayman Islands Companies Act” means the Cayman Islands Companies Act (As Revised);
•	“Cayman Registrar” means the Cayman Registrar of Companies under the Companies Act (As Revised) of the Cayman Islands;
•	“Cedarwalk” means Cedarwalk Skincare Ltd., a Cayman Islands exempted company limited by shares;
•	“cGMP” means current good manufacturing practices;
•	“China Region” means the People’s Republic of China, inclusive of the Hong Kong Special Administrative Region, the Macau Special Administrative Region, and Taiwan;
•	“Clinactiv” means Clinactiv Technology Limited, a Cayman Islands exempted company limited by shares;
•
“Clinactiv Consent” means any consent required under the Obagi Existing Credit Agreement in order for Obagi to consummate the Clinactiv Distribution without causing an event of default or mandatory prepayment event occurring thereunder;

•
“Clinactiv Distribution” means the distribution of all of the outstanding equity interests of Clinactiv to Cedarwalk in accordance with a distribution agreement in a customary form by and among Obagi, Cedarwalk and Waldencast;

•	“Closing” means the Milk Closing and the Obagi Closing, together;
•	“Closing Date” means the Obagi Closing Date and the Milk Closing Date, together;
•	“Code” means the U.S. Internal Revenue Code of 1986, as amended;
•
“Condition Precedent Proposals” means, collectively, the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Milk Issuance Proposal and the Incentive Award Plan Proposal;

•	“Continental” means Continental Stock Transfer & Trust Company;
•
“contracts” means all legally binding contracts, agreements, arrangements or undertakings (including memorandums of understanding and letters of understanding), subcontracts, leases, licenses, subleases, deeds, commitments, mortgages, purchase orders, work orders, task orders and guaranties, in each case, whether written or oral;

•	“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks;
•
“Dai Family” means Yumin Dai, Sijue (Steven) Dai, Sicong (Simon) Dai, any of their spouses, lineal descendants or ancestors, and the respective heirs, executors and controlled investment affiliates of each of the foregoing;

•
“Distribution Agreements” means the distribution agreement between Obagi Holdings and Obagi, and the distribution agreement between Obagi and Cedarwalk, in each case, pursuant to the Obagi China Distribution;

•	“Dollars” or “$” means lawful money of the U.S.;
•
“Domestication” means the domestication by way of continuance of Waldencast as a Jersey public limited company and deregistration in the Cayman Islands in accordance with Part 18C of the Jersey Companies Law and the Cayman Islands Companies Act;

•	“DTC” means The Depository Trust Company;
•	“Equityholder Representative” means Shareholder Representative Services LLC, a Colorado limited liability company;
•	“Exchange Act” means the Securities Exchange Act of 1934, as amended;
•	“Financing Expenses” has the meaning specified in the definition of Waldencast Transaction Expenses;
•	“Forward Purchaser” means each of Burwell Mountain Trust, Dynamo Master Fund, and Beauty Ventures;
•	“Forward Purchase Agreements” or “FPAs” means the Third-Party Forward Purchase Agreement and the Sponsor Forward Purchase Agreement, together;
•	“Forward Purchase Amount” means $333.0 million;
•	“Forward Purchase Transaction” means the transactions pursuant to the Third-Party Forward Purchase Agreement and the Sponsor Forward Purchase Agreement, together;
•
“founder shares” means the Waldencast Class B ordinary shares purchased by the Sponsor in a private placement prior to the initial public offering, and the Waldencast Class A ordinary shares that will be issued upon the conversion thereof;

•	“GAAP” means generally accepted accounting principles in the U.S.;
•
“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation, the “Governing Documents” of an exempted company are its memorandum and articles of association and the “Governing Documents” of a Jersey company are its memorandum and articles of association;

•
“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal, or arbitrator;

•	“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award entered by or with any Governmental Authority;
•	“Holdco 1” means Obagi Holdco 1 Limited, a private limited company incorporated under the laws of Jersey;
•	“Holdco 2” means Obagi Holdco 2 Limited, a private limited company incorporated under the laws of Jersey;
•	“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;
•
“indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of any indebtedness for borrowed money, including accrued interest and any per diem interest accruals or cost associated with prepaying any such indebtedness solely to the extent such indebtedness is prepaid, (b) amounts drawn on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent

v

such amounts have actually been drawn), (c) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (d) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (e) obligations to pay the deferred and unpaid purchase price of property and equipment that have been delivered, including “earn outs” and “seller notes,” (f) any unpaid interest, premiums, breakage costs, prepayment or early termination premiums, penalties, or other fees, costs or expenses payable, including as a result of the consummation of the transactions contemplated hereby in respect of any of the items in the foregoing clauses (a) through (f), and (g) all indebtedness of another Person referred to in clauses (a) through (f) above guaranteed directly or indirectly, jointly or severally, by a Person or any of its subsidiaries;
•	“Initial PIPE Investment” means the purchase of Waldencast plc Class A ordinary shares pursuant to the Initial Subscription Agreements;
•	“initial public offering” means Waldencast’s initial public offering that was consummated on March 18, 2021;
•	“Initial Subscription Agreements” means the subscription agreements executed on or prior to November 14, 2021, pursuant to which the Initial PIPE Investment will be consummated;
•	“Investor Directors” means Sarah Brown, Juliette Hickman, Lindsay Pattison and Zach Werner;
•	“Investor Rights Agreement” means the Investor Rights Agreement, to be entered into by and among Waldencast, Cedarwalk, the Sponsor and the guarantor of Cedarwalk’s obligations thereunder;
•
“IP License Agreement” means the intellectual property license agreement, and side letter to the same agreement, to be entered by and among Obagi China Distribution, Obagi Worldwide and Obagi Hong Kong;

•	“IPO Registration Statement” means the Registration Statement on Form S-1 (333-253370) filed by Waldencast in connection with its initial public offering, which became effective on March 15, 2021;
•	“IRS” means the U.S. Internal Revenue Service;
•	“Jersey Companies Law” means the Companies (Jersey) Law 1991, as amended;
•	“Jersey Registrar” means the Registrar of Companies in Jersey under the Jersey Companies Law;
•	“JOBS Act” means the Jumpstart Our Business Startups Act of 2012;
•	“Letter Agreement” means that Letter Agreement, dated as of March 15, 2021, by and among Waldencast, the Sponsor and certain other shareholders of Waldencast;
•	“Lock-Up Agreements” means the Obagi Lock-Up Agreement and the Milk Lock-Up Agreement, together;
•	“Merger Sub” means Obagi Merger Sub, Inc., a Cayman Islands exempted company limited by shares;
•	“Milk” means Milk Makeup LLC, a Delaware limited liability company;
•	“Milk Appreciation Rights Plan” means the Milk Makeup LLC Appreciation Rights Plan;
•	“Milk Award” means a Milk Option or a Milk UAR;
•
“Milk Cash Consideration” means an amount equal to $140.0 million, minus the Milk Cash Consideration Reduction Amount, if any, minus $2.5 million, minus $0.05 million, to the extent actually paid at Closing; provided that in no event will the Milk Cash Consideration equal less than zero dollars ($0.00);

•	“Milk Cash Consideration Reduction Amount” means:
(a)	if the Milk Closing Available Cash is equal to or greater than $630.0 million, an amount equal to zero dollars ($0.00); or
(b)	if the Milk Closing Available Cash is less than $630.0 million and greater than $615.0 million, an amount equal to (i) $630.0 million minus (ii) the Milk Closing Available Cash; or

(c)
if the Milk Closing Available Cash is equal to or less than $615.0 million and greater than $565.0 million, an amount equal to (i) $15.0 million, plus (ii) 25% of the amount equal to (A) $615.0 million, minus (B) the Milk Closing Available Cash; or

(d)
if the Milk Closing Available Cash is equal to or less than $565.0 million, an amount equal to (i) $27.5 million, plus (ii) 50% of the amount equal to (A) $565.0 million, minus (B) the Milk Closing Available Cash; provided, however, that under no circumstance shall the Milk Cash Consideration Reduction Amount be negative;

•	“Milk Closing” means the closing of the transactions contemplated by the Milk Equity Purchase Agreement;
•
“Milk Closing Available Cash” means the sum of (w) the cash remaining in the Trust Account (after giving effect to the Waldencast/Milk Share Redemptions (if any)), plus (x) the PIPE Investment Amount actually received by Waldencast prior to or substantially concurrently with the Closing, plus (y) the Forward Purchase Amount actually received by Waldencast prior to or substantially concurrently with the Milk Closing, plus (z) the cash and cash equivalents of Waldencast, Milk and Obagi and their respective subsidiaries, including the proceeds of any indebtedness incurred after the date hereof (other than any indebtedness of up to $125.0 million to refinance the Obagi Existing Credit Agreement) or convertible note or other offering (in the case of Waldencast and its subsidiaries, excluding any cash already covered by clauses (w), (x) or (y) above), in each case, as of the Milk Closing;

•	“Milk Closing Date” means the date on which the Milk Closing actually occurs;
•	“Milk Common Units” means the authorized issued and outstanding common units of Milk;
•
“Milk Confidentiality Agreement” means the Confidentiality Agreement, dated as of June 27, 2021, between Waldencast and Milk, as amended by the Confidentiality Agreement Side Letter, dated as of August 11, 2021, between Waldencast and Milk;

•
“Milk Equity Consideration” means a number of Waldencast LP Common Units equal to (x) the Total Implied Milk Equity Consideration, minus (y) a number of units of Waldencast LP Common Units equal to the quotient obtained by dividing (A) the Milk Cash Consideration by (B) $10.00;

•	“Milk Equity Interests” means the Milk Awards, Milk Membership Units and the Milk Warrants, collectively;
•
“Milk Equity Purchase Agreement” means the Equity Purchase Agreement, dated as of November 15, 2021, by and among Waldencast, Waldencast LP, Holdco 1, Milk, the Milk Members and the Equityholder Representative, a copy of which is attached to this proxy statement/prospectus as Annex B;

•
“Milk Exchange Ratio” means the ratio equal to (i) the number of Waldencast ordinary shares equal to the number of Waldencast LP Common Units constituting the Total Implied Milk Equity Consideration divided by (ii) the number of Aggregate Fully Diluted Milk Common Units;

•
“Milk Existing Credit Agreement” means the Loan and Security Agreement, dated as of October 10, 2019 (as amended by that certain First Amendment and Waiver to Loan and Security Agreement, dated as of May 4, 2020, that certain Second Amendment to Loan and Security Agreement, dated as of November 27, 2020, that certain Third Amendment to Loan and Security Agreement, dated as of February 25, 2021, and that certain Fourth Amendment to Loan and Security Agreement, dated as of April 8, 2021), by and between Milk, as borrower, and PWB;

•	“Milk LLC Agreement” means the Fifth Amended and Restated Operating Agreement of Milk, dated as of November 5, 2021;
•	“Milk Lock-Up Agreement” means each of the lock-up agreements to be entered into between Waldencast plc and each of the Milk Members entering into such lock-up agreements;
•	“Milk Members” means the preferred and common members of Milk;
•	“Milk Membership Units” means the Milk Common Units and the Milk Preferred Units, collectively;
•	“Milk Option” means an option to purchase a Milk Common Unit;

•	“Milk Per Unit Transaction Consideration” means the product obtained by multiplying (i) the Milk Exchange Ratio by (ii) $10.00;
•	“Milk Pre-Closing Restructuring” means certain distribution by direct and indirect holders of certain Milk Membership Units to occur prior to the Milk Closing;
•
“Milk Preferred Units” means the authorized preferred units of Milk, comprised of the Milk Series A Preferred Units, Milk Series B Preferred Units, Milk Series C Preferred Units and Milk Series D Preferred Units;

•	“Milk Purchasers” means Waldencast LP and Holdco 1 together;
•	“Milk Series A Preferred Units” means the authorized, issued and outstanding Milk Preferred Units designated as Series A Preferred Units pursuant to the Milk LLC Agreement;
•	“Milk Series B Preferred Units” means the authorized, issued and outstanding Milk Preferred Units designated as Series B Preferred Units pursuant to the Milk LLC Agreement;
•	“Milk Series C Preferred Units” means the authorized, issued and outstanding Milk Preferred Units designated as Series C Preferred Units pursuant to the Milk LLC Agreement;
•	“Milk Series D Preferred Units” means the authorized, issued and outstanding Milk Preferred Units designated as Series D Preferred Units pursuant to the Milk LLC Agreement;
•
“Milk Sponsor Support Agreement” means that certain Sponsor Support Agreement, dated as of the date of the Milk Equity Purchase Agreement, by and among the Sponsor, Waldencast and Milk, as amended or modified from time to time;

•
“Milk Transaction” means the Milk Purchasers’ acquisition from the Milk Members, and the Milk Members’ sale to the Milk Purchasers, of all of the issued and outstanding Milk Membership Units representing all of the issued and outstanding membership interests of Milk in exchange for the Milk Cash Consideration, the Milk Equity Consideration and the Waldencast plc Non-Economic ordinary shares;

•	“Milk Transaction Effective Time” means the time at which the Milk Closing shall be deemed effective;
•
“Milk Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by Milk or any of its subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby: (a) all documented fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (b) change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments payable by Milk or any of its subsidiaries to any current or former employee, independent contractor, officer or director of Milk or any of its subsidiaries as a result of the transactions contemplated hereby (and not tied to any subsequent event or condition, such as a termination of employment), including the employer portion of payroll taxes arising therefrom, (c) the filing fees payable by Milk or any of its subsidiaries to the Antitrust Authorities specified in Section 8.1(e) of the Milk Equity Purchase Agreement and (d) amounts owing or that may become owed, payable or otherwise due, directly or indirectly, by Milk or any of its subsidiaries to any Affiliate of Milk or any of its subsidiaries in connection with negotiation, documentation or the consummation of the transactions contemplated hereby, including fees, costs and expenses related to the termination of any Affiliate Agreement. For the avoidance of doubt, Milk Transaction Expenses shall not include any fees and expenses of the Milk Members or any expenses of Milk or its subsidiaries to the extent attributable to advice solely for the benefit of Milk’s direct or indirect equityholders (rather than Milk or its subsidiaries);

•	“Milk UARs” means a unit appreciation right in respect of Milk Common Units issued pursuant to the Milk Appreciation Rights Plan;
•
“Milk Warrants” means (i) the warrants to purchase the series of units issued on October 10, 2019, by Milk to PWB (as the warrantholder), pursuant to which PWB was provided the right to exercise such warrants for 10,297 Milk Series C Preferred Units and (ii) the warrant to purchase the series of units issued on October 10, 2019, by Milk to PWB (as the warrantholder), pursuant to which PWB was provided the right to exercise such warrants for 6,139 Milk Series D Preferred Units;

•	“Minimum Available Waldencast Cash Amount” means $50.0 million;
•	“Nasdaq” means The Nasdaq Stock Market LLC;
•	“Obagi” means Obagi Global Holdings Limited, a Cayman Islands exempted company limited by shares;
•	“Obagi Cash Consideration” means an amount equal to $380.0 million minus the Obagi Cash Consideration Reduction Amount;
•	“Obagi Cash Consideration Reduction Amount” means
(a)
if (i) the Obagi Closing Available Cash is greater than $670.0 million and (ii) the amount of Obagi Transaction Expenses exceeds $26.0 million (any excess, the “Obagi Transaction Expenses Overage”), an amount equal to the Obagi Transaction Expenses Overage;

(b)
if the Obagi Closing Available Cash is equal to or less than (i) $670.0 million, and greater than (ii) $630.0 million, an amount equal to (A) $380.0 million, minus (B) the Obagi Closing Available Cash, plus (C) the Total Obagi Transaction Expenses, minus (D) the sum of the Waldencast Transaction Expenses and the Milk Transaction Expenses, plus (E) $35.0 million, plus (F) $89.0 million, plus (G) $140.0 million, plus (H) the amount by which the Obagi Transaction Expenses are less than $26.0 million, if any;

(c)	if the Obagi Closing Available Cash is equal to or less than $630.0 million and greater than $615.0 million, an amount equal to (i) $40.0 million, plus (ii) the Obagi Transaction Expenses Overage;
(d)
if the Obagi Closing Available Cash is equal to or less than $615.0 million and greater than $565.0 million, an amount equal to (i) $40.0 million, plus (ii) the Obagi Transaction Expenses Overage, if any, plus (iii) 25% of the amount equal to (A) $340.0 million, minus (B) the Obagi Transaction Expenses Overage, if any, minus (C) the Obagi Closing Available Cash, plus (D) the Total Obagi Transaction Expenses, plus (E) $89.0 million, plus (F) $140.0 million, minus (G) $15.0 million, minus (H) the sum of the Waldencast Transaction Expenses and the Milk Transaction Expenses, plus (I) $35.0 million, plus (J) the amount by which the Obagi Transaction Expenses are less than $26.0 million, if any; or

(e)
if the Obagi Closing Available Cash is equal to or less than $565.0 million, an amount equal to (i) $52.5 million, plus (ii) the Obagi Transaction Expenses Overage, if any, plus (iii) 50% of the amount equal to (A) $327.5 million, minus (B) the Obagi Transaction Expenses Overage, if any, minus (C) the Obagi Available Cash, plus (D) the Total Obagi Transaction Expenses, plus (E) $89.0 million, plus (F) $140.0 million, minus (G) $52.5 million, minus (H) the sum of the Waldencast Transaction Expenses and the Milk Transaction Expenses, plus (I) $35.0 million, plus (J) the amount by which the Obagi Transaction Expenses are less than $26.0 million, if any;

Provided, however, that under no circumstance shall the Obagi Cash Consideration Reduction Amount be negative;
•
“Obagi China Distribution” means collectively (a) the pre-Obagi Closing distribution by Obagi Holdco to Obagi and the distribution by Obagi to Cedarwalk of all of the issued and outstanding shares of capital stock of Obagi Hong Kong and certain related assets pursuant to the Distribution Agreements, (b) the provision of certain transition services by Obagi Cosmeceuticals and certain of its affiliates to Obagi Hong Kong, and the transactions related thereto, pursuant to the Transition Services Agreement, (c) the supply of products to Obagi Hong Kong for distribution and sale in the China Region, and the transactions related thereto, pursuant to the Supply Agreement, (d) certain governance and stock purchase rights granted to Cedarwalk and Waldencast, as applicable, pursuant to the Investor Rights Agreement and (e) the exclusive license of intellectual property pertaining to the Obagi brand by Obagi Worldwide to Obagi Hong Kong, and the transactions related thereto, pursuant to the IP License Agreement;

•	“Obagi Closing” means the closing of the transactions contemplated by the Obagi Merger Agreement;
•
“Obagi Closing Available Cash” means the sum of (w) the cash remaining in the Trust Account (after giving effect to the Waldencast/Obagi Share Redemption (if any)), plus (x) the PIPE Investment Amount actually received by Waldencast prior to or substantially concurrently with the Obagi Closing, plus (y) the

Forward Purchase Amount actually received by Waldencast prior to or substantially concurrently with the Obagi Closing, plus (z) the cash and cash equivalents of Waldencast and its Subsidiaries, including the proceeds of any indebtedness incurred after the date hereof (other than any indebtedness of up to $125.0 million to refinance the Obagi Existing Credit Agreement) or convertible note or other offering (in the case of Waldencast and its subsidiaries, excluding any cash already covered by clauses (x), (y) or (z) above), in each case, as of the Obagi Closing;
•	“Obagi Closing Date” means the date on which the Obagi Closing actually occurs;
•	“Obagi Common Stock” means the shares in the capital of Obagi of par value US $0.50 each per share;
•	“Obagi Cosmeceuticals” means Obagi Cosmeceuticals LLC, a Delaware limited liability company;
•
“Obagi Exchange Ratio” means the ratio equal to (i) the number of Waldencast plc Class A ordinary shares constituting the Total Implied Obagi Equity Consideration divided by (ii) the number of Aggregate Fully Diluted Obagi Common Shares;

•
“Obagi Existing Credit Agreement” means the Financing Agreement, dated as of March 16, 2021, by and among Obagi, as ultimate parent, Obagi Holdco, as parent, Obagi Cosmeceuticals, as borrower, the subsidiary guarantors party thereto, the lenders from time to time party thereto and TCW Asset Management Company LLC, as collateral agent and administrative agent, a copy of which is attached to this Registration Statement as Exhibit 10.29;

•
“Obagi Existing Credit Agreement Consent” means the consent to financing agreement, dated as of the date of Obagi Merger Agreement, by and among, inter alia, the lenders party thereto, TCW Asset Management Company LLC, as collateral agent and administrative agent, Obagi Holdings, as parent, and Obagi Cosmeceuticals, as borrower;

•	“Obagi Group” means the shareholders or holders of other equity interests of Obagi and/or any of their respective directors, members, partners, officers, employees or affiliates (other than Obagi);
•	“Obagi Holdco” means Obagi Holdings Company Limited, a Cayman Islands exempted company limited by shares;
•	“Obagi Hong Kong” means Obagi Hong Kong Limited;
•	“Obagi Lock-Up Agreement” means each of the lock-up agreements to be entered into between Waldencast plc and each of the Obagi Shareholders entering into such lock-up agreements;
•	“Obagi Merger” means the merger of Merger Sub with and into Obagi, with Obagi surviving the merger as a wholly owned subsidiary of Holdco 2;
•
“Obagi Merger Agreement” means that certain Agreement and Plan of Merger, dated as of November 15, 2021, by and among Waldencast, Merger Sub and Obagi, a copy of which is attached to this proxy statement/prospectus as Annex A;

•	“Obagi Merger Effective Time” means the date and time the Obagi Merger becomes effective;
•	“Obagi Netherlands” means Obagi Netherlands B.V., a Netherlands private limited company (besloten vennootschapand);
•	“Obagi Option” means an option to purchase Obagi Common Stock granted under the Obagi Stock Plan;
•	“Obagi Per Share Merger Consideration” means the product obtained by multiplying (i) the Obagi Exchange Ratio by (ii) $10.00;
•	“Obagi Pre-Closing Restructuring” means the Obagi China Distribution and the Clinactiv Distribution;
•	“Obagi RSU” means a restricted stock unit issued in respect of Obagi Common Stock granted pursuant to the Obagi Stock Plan;
•	“Obagi Shareholders” means the shareholders of Obagi;
x

•
“Obagi Sponsor Support Agreement” means that certain Sponsor Support Agreement, dated November 15, 2021, by and among the Sponsor, Waldencast, the Investor Directors and Obagi, as amended and modified from time to time;

•
“Obagi Stock Consideration” means a number of Waldencast plc ordinary shares equal to (x) the Total Implied Obagi Equity Consideration, minus (y) a number of Waldencast plc ordinary shares equal to the quotient obtained by dividing (A) the Obagi Cash Consideration by (B) $10.00;

•	“Obagi Stock Plan” means the Obagi Global Holdings Limited 2021 Stock Incentive Plan to be assumed by Waldencast at the Obagi Merger Effective Time;
•
“Obagi Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by Obagi or any of its subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation or consummation of the transactions contemplated by the Obagi Merger Agreement: (a) all documented fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers; (b) change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments payable by Obagi or any of its subsidiaries to any current or former employee, independent contractor, officer or director of Obagi or any of its subsidiaries as a result of the transactions contemplated by the Obagi Merger Agreement (and not tied to any subsequent event or condition, such as a termination of employment), including the employer portion of payroll taxes arising therefrom; (c) the filing fees payable by Obagi or any of its subsidiaries to the Antitrust Authorities specified in Section 8.1(e) of the Obagi Merger Agreement; and (d) amounts owing or that may become owed, payable or otherwise due, directly or indirectly, by Obagi or any of its subsidiaries to any affiliate of Obagi or any of its subsidiaries in connection with the negotiation, documentation or consummation of the transactions contemplated hereby, including fees, costs and expenses related to the termination of any Affiliate Agreement. For the avoidance of doubt, Obagi Transaction Expenses shall not include any fees and expenses of Obagi’s Shareholders, any Up-C Transaction Expenses, any Financing Expenses or any expenses of Obagi or its subsidiaries to the extent attributable to advice solely for the benefit of Obagi’s direct or indirect shareholders (rather than Obagi or its subsidiaries);

•	“Obagi Worldwide” means Obagi Cosmeceuticals and Obagi Holdings;
•	“ordinary shares” means the Waldencast Class A ordinary shares and the Waldencast Class B ordinary shares, collectively;
•	“Osibao Note” means the promissory noted dated July 30, 2021, of Osibao Cosmetics International Limited payable to the order of Obagi Cosmeceuticals, LLC in the principal amount of $2.5 million;
•
“Person” means any individual, firm, corporation, partnership, exempted limited partnership, limited liability company, exempted company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind;

•	“PFIC” means a passive foreign investment company;
•	“PIPE Investment” means the purchase of shares of Waldencast plc pursuant to the Subscription Agreements;
•	“PIPE Investment Amount” means the aggregate gross purchase price received by Waldencast substantially concurrently with or immediately following Closing for the shares in the PIPE Investment;
•	“PIPE Investors” means those certain investors participating in the purchase of shares of Waldencast plc pursuant to the Subscription Agreements;
•
“private placement warrants” means the Waldencast plc private placement warrants outstanding as of the date of this proxy statement/prospectus and the warrants of Waldencast plc issued as a matter of law upon the conversion thereof at the time of the Domestication;

•
“Proposed Constitutional Document” means the proposed memorandum and articles of association of Waldencast plc upon the effective date of the Domestication attached to this proxy statement/prospectus as Annex G;

•	“public shareholders” means holders of public shares, whether acquired in Waldencast’s initial public offering or acquired in the secondary market;
•
“public shares” means the Waldencast Class A ordinary shares (including those underlying the units) that were offered and sold by Waldencast in its initial public offering and registered pursuant to the IPO Registration Statement or the Waldencast plc Class A ordinary shares issued as a matter of law upon the conversion thereof at the time of the Domestication, as context requires;

•
“public warrants” means the redeemable warrants (including those underlying the units) that were offered and sold by Waldencast in its initial public offering and registered pursuant to the IPO Registration Statement or the redeemable warrants of Waldencast plc issued as a matter of law upon the conversion thereof at the time of the Domestication, as context requires;

•	“PWB” means Pacific Western Bank;
•	“Record Date” means , 2022;
•	“redemption” means each redemption of public shares for cash pursuant to the Cayman Constitutional Documents and the Proposed Constitutional Document;
•
“Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement to be entered into by and among Waldencast plc, Sponsor, the Target Holders, the Investor Directors and the parties set forth on Schedule 2 thereto;

•	“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended;
•	“SEC” means the U.S. Securities and Exchange Commission;
•	“Securities Act” means the Securities Act of 1933, as amended;
•	“Sponsor” means Waldencast Long-Term Capital LLC, a Cayman Islands limited liability company;
•
“Sponsor Forward Purchase Agreement” means the Forward Purchase Agreement initially entered into on February 22, 2021, by and among Waldencast, the Sponsor and Dynamo Master Fund (a member of the Sponsor). On December 20, 2021, the Sponsor and Burwell Mountain Trust (a member of the Sponsor) entered into an assignment and assumption agreement, pursuant to which the Sponsor assigned, and Burwell Mountain Trust assumed, all of the Sponsor’s rights and benefits as purchaser under the Sponsor Forward Purchase Agreement, including the right to purchase the Waldencast plc Units subscribed for by the Sponsor;

•	“Sponsor Support Agreements” means the Obagi Sponsor Support Agreement and the Milk Sponsor Support Agreement, together;
•	“Stockholder Support Agreement” means that certain Support Agreement, dated November 15, 2021, by and among Waldencast, Cedarwalk and Obagi, as amended and modified from time to time;
•	“Subscription Agreements” means the Initial Subscription Agreements and Subsequent Subscription Agreements pursuant to which the PIPE Investment will be consummated;
•	“Subsequent PIPE Investment” means the purchase of Waldencast plc Class A ordinary shares pursuant to the Subsequent Subscription Agreements;
•
“Subsequent Subscription Agreements” means the subscription agreements, if any, executed after November 15, 2021, and on or prior to the Closing Date pursuant to which the Subsequent PIPE Investment will be consummated;

•
“subsidiary” means, with respect to any Person, any corporation, company, exempted company, limited liability company, partnership, exempted limited partnership, association or other business entity of which the first Person: (a) owns, directly or indirectly, more than fifty percent (50%) of the equity securities or equity interests; (b) owns, directly or indirectly, a majority of the total voting power of the equity securities or equity interests entitled to vote in the election of directors, managers or trustees thereof or other Persons performing similar functions; or (c) has a right to appoint fifty percent (50%) or more of the directors or managers.

•
“Supply Agreement” means the Global Supply Services Agreement substantially in the form attached to the Obagi Merger Agreement as Exhibit D (with such changes as may be agreed in writing by Obagi and Waldencast), to be entered into by and between Obagi Cosmeceuticals and Obagi Hong Kong;

•	“Target Holders” means, as of the date of the Registration Rights Agreement, the former shareholders and members, respectively, of Obagi and Milk as set forth on Schedule 1 thereto;
•
“Third-Party Forward Purchase Agreement” means the Forward Purchase Agreement by and between Waldencast and Beauty Ventures whereby, among other things, Beauty Ventures agreed to acquire Waldencast plc Units. The Sponsor is the managing member of Beauty Ventures. Members of the Sponsor or their affiliates will begin to receive a twenty percent (20%) performance fee allocation on the return of the forward purchase securities in excess of the hurdle rate, calculated on the total return generated from forward purchase securities (whether by dividend, transfer or increase in value as measured from date of issuance), when the return of such securities (less the expenses of Beauty Ventures) underlying the Third-Party Forward Purchase Agreement exceeds a hurdle rate of five percent (5%) accrued annually until the fifth anniversary of the issuance of such securities. In the event of a transfer and subsequent sale of any forward purchase securities prior to such fifth anniversary, the performance fee for the period between such transfer and such fifth anniversary will be calculated based on the proceeds generated by such sale;

•
“Total Implied Milk Equity Consideration” means a number of Waldencast LP Common Units equal to the quotient obtained by dividing (i) $340.0 million plus the Aggregate Milk Option Exercise Price plus the Aggregate Milk UAR Strike Price plus the Aggregate Milk Warrant Exercise Price by (ii) $10.00;

•
“Total Implied Obagi Equity Consideration” means a number of Waldencast plc ordinary shares equal to the quotient obtained by dividing (i) $655.0 million plus the Aggregate Obagi Option Exercise Price by (ii) $10.00;

•	“Total Obagi Transaction Expenses” means the Waldencast Transaction Expenses plus the Obagi Transaction Expenses plus the Milk Transaction Expenses;
•	“Transaction Agreements” means the Obagi Merger Agreement together with the Milk Equity Purchase Agreement;
•	“Transaction Proposals” means, collectively, the Condition Precedent Proposals and the Adjournment Proposal;
•	“Transactions” means the Obagi Merger together with the Milk Transaction;
•	“transfer agent” means Continental, acting as transfer agent;
•	“Transition Services Agreement” means the transition services agreement to be entered by and among Obagi Cosmeceuticals, certain of its affiliates, and Obagi Hong Kong;
•
“trust account” or “Trust Account” means the trust account established at the consummation of Waldencast’s initial public offering at J.P. Morgan Chase Bank, N.A. and maintained by Continental, acting as trustee;

•	“Trust Agreement” means the Investment Management Trust Agreement, dated as of March 15, 2021, between Waldencast and Continental, as trustee;
•
“Up-C Contributions” means Holdco 1’s contribution of its equity interests in (a) Milk to Waldencast LP in exchange for limited partnership units in Waldencast LP and (b) Holdco 2 in exchange for limited partnership units in Waldencast LP;

•	“Up-C Transaction” means any action required to collectively structure the Obagi Merger and the Milk Transaction as what is commonly referred to as an “Up-C transaction”;
•
“Up-C Transaction Expenses” means any documented fees and expenses, both internal or external, including those payable to consultants, advisors (financial or otherwise), accountants, attorneys and service providers, incurred by the Company in connection with the Up-C Transaction;

•
“U.S. Holder” means a beneficial owner of Waldencast Class A ordinary shares or Waldencast plc Class A ordinary shares (as the case may be) who or that is, for U.S. federal income tax purposes: (a) an individual citizen or resident of the U.S., (b) a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the U.S. or any state thereof or the District of Columbia, (c) an estate whose income is subject to U.S. federal income tax regardless of its source, or (d) a trust if (i) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person;
•
“Waldencast” and the “Registrant” mean Waldencast Acquisition Corp., a Cayman Islands exempted company limited by shares, prior to its migration and domestication as a public limited company incorporated under the laws of Jersey;

•	“Waldencast Class A ordinary shares” means Waldencast’s Class A ordinary shares, par value $0.0001 per share;
•	“Waldencast Class B ordinary shares” means Waldencast’s Class B ordinary shares, par value $0.0001 per share;
•	“Waldencast LP” means Waldencast Partners LP, a Cayman Islands exempted limited partnership;
•
“Waldencast LP Common Units” means limited partnership units of Waldencast LP that, in the case of such units issued as part of, or in respect of, the Milk Equity Consideration, are redeemable at the option of the holder of such units and, if such option is exercised, exchangeable at the option of Waldencast plc for Waldencast plc Class A ordinary shares or cash in accordance with the terms of the Amended and Restated Waldencast Partners LP Agreement;

•
“Waldencast/Milk Share Redemptions” means the election of an eligible (as determined in accordance with the Cayman Constitutional Documents) holder of Waldencast Class A ordinary shares to redeem all or a portion of the ordinary shares held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with the Cayman Constitutional Documents) in connection with the Transaction Proposals;

•
“Waldencast/Obagi Share Redemptions” means the election of an eligible (as determined in accordance with the Cayman Constitutional Documents) holder of Waldencast Class A ordinary shares to redeem all or a portion of the ordinary shares held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with the Cayman Constitutional Documents) in connection with the Transaction Proposals;

•	“Waldencast plc” means Waldencast after the Domestication and its name change from Waldencast Acquisition Corp. to Waldencast plc;
•
“Waldencast plc 2022 Incentive Award Plan” means the omnibus equity incentive plan of Waldencast plc to be approved and adopted by the board of directors of Waldencast, subject to the shareholders of Waldencast approving the BCA Proposal and the Domestication Proposal at the extraordinary general meeting to be effective prior to the Closing Date;

•	“Waldencast plc Board” means the board of directors of Waldencast plc;
•	“Waldencast plc Class A ordinary shares” means shares of Waldencast plc common stock, par value $0.0001 per share;
•
“Waldencast plc Non-Economic ordinary shares” means, after the Milk Closing, Class B ordinary fully paid shares in the capital of Waldencast plc, par value $0.0001 per share, with such shares entitled to one vote per share, and no additional rights, including no economic rights;

•	“Waldencast plc Option” means an option to purchase Waldencast plc Class A ordinary shares;
•	“Waldencast plc ordinary shares” means the Waldencast plc Class A ordinary shares and the Waldencast plc Non-Economic ordinary shares;
•	“Waldencast plc RSU” means a restricted stock unit with respect to Waldencast plc Class A ordinary shares;

•	“Waldencast plc SAR” means a stock appreciation right with respect to Waldencast plc Class A ordinary shares;
•	“Waldencast plc Units” means units of Waldencast plc;
•	“Waldencast plc warrant” means a warrant to acquire one Waldencast plc Class A ordinary share;
•
“Waldencast Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by Waldencast or any of its affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation or consummation of the Obagi Merger: (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers; (b) the filing fees payable by Waldencast or any of its subsidiaries to the Antitrust Authorities as specified in Section 8.1(e) of the Obagi Merger Agreement; (c) all fees and expenses incurred in connection with preparing and filing this proxy statement/prospectus and obtaining approval of the Nasdaq under Section 7.3 of the Obagi Merger Agreement; (d) repayment of any Working Capital Loans; (e) any fees and expenses incurred in connection with the PIPE Investment; (f) any deferred underwriting commissions and other fees and expenses relating to Waldencast’s initial public offering or operations; (g) any other fees and expenses as a result of or in connection with the negotiation, documentation or consummation of the transactions contemplated hereby; (h) the Up-C Transaction Expenses; and (i) any other fees and expenses incurred in connection with (x) obtaining the consent of TCW Asset Management Company LLC and any other parties required under the terms of the Obagi Existing Credit Agreement to (A) enter into and consummate the Obagi Merger and the transactions contemplated thereby or (B) permit any indebtedness outstanding under the Obagi Existing Credit Agreement to remain outstanding following the Closing, (y) any amendment to, or refinancing of, the Obagi Existing Credit Agreement or (z) the incurrence of any new indebtedness, if requested by Waldencast (the “Financing Expenses”). Waldencast Transaction Expenses shall not include any fees and expenses of Waldencast’s shareholders (other than Working Capital Loans);

•
“Waldencast units” and “units” mean the units of Waldencast, each unit representing one Waldencast Class A ordinary share and one-third of one redeemable warrant to acquire one Waldencast Class A ordinary share, that were offered and sold by Waldencast in its initial public offering and registered pursuant to the IPO Registration Statement (less the number of units that have been separated into the underlying public shares and underlying warrants upon the request of the holder thereof);

•	“warrants” means the public warrants, the private placement warrants, the Sponsor FPA warrans and the Working Capital Loan warrants; and
•
“Working Capital Loans” means any loan made to Waldencast by any of the Sponsor, an affiliate of the Sponsor, or any of Waldencast’s officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with a Business Combination.

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, all references in this proxy statement/prospectus to Waldencast Class A ordinary shares or warrants include such securities underlying the units.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, business strategy and the plans and objectives of management for future operations, including as they relate to the potential Business Combination (as defined herein), Waldencast Acquisition Corp., a Cayman Islands exempted company limited by shares, prior to its migration and domestication as a public limited company incorporated under the laws of Jersey (“Waldencast” or the “Registrant”), Obagi Merger Sub, Inc., a Cayman Islands exempted company limited by shares (“Merger Sub”), Obagi Global Holdings Limited, a Cayman Islands exempted company limited by shares (“Obagi”), and Milk Makeup LLC, a Delaware limited liability company (“Milk”). These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement/prospectus, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When Waldencast discusses its strategies or plans, including as they relate to the potential Business Combination, it is making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, Waldencast’s management.
Forward-looking statements in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus may include, for example, statements about:
•	Waldencast’s ability to complete the Business Combination or, if Waldencast does not consummate such Business Combination, any other initial business combination;
•	satisfaction or waiver (if applicable) of the conditions to the Obagi Merger, including, among other things:
•
the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Obagi Merger and related agreements and transactions by the respective shareholders of Waldencast and Obagi; (ii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part (the “Registration Statement”); (iii) obtainment, expiration or termination of the waiting period under the HSR Act, as applicable; (iv) the absence of any Governmental Order (as defined in the Obagi Merger Agreement) enjoining or otherwise prohibiting the consummation of the Obagi Merger in the certain specified governing jurisdictions; provided that the Governmental Authority (as defined in the Obagi Merger Agreement) issuing such Governmental Order has jurisdiction over the parties thereto with respect to the transactions contemplated thereby, or any law or regulation in such governing jurisdictions that would result in the consummation of the Obagi Merger being illegal or otherwise prohibited; (v) the satisfaction of all closing conditions in the Milk Equity Purchase Agreement and the completion of the transactions contemplated thereby; (vi) that Waldencast have at least $5,000,001 of net tangible assets (inclusive of the PIPE Investment Amount and the Forward Purchase Amount, in each case, actually received by Waldencast prior to or substantially concurrently with the Closing (as defined herein)) upon Closing; (vii) the completion of the domestication by way of continuance of Waldencast as a Jersey public limited company and deregistration in the Cayman Islands in accordance with Part 18C of the Companies (Jersey) Law 1991, as amended (the “Jersey Companies Law”), and the Cayman Islands Companies Act (As Revised) (the “Cayman Islands Companies Act”) (such domestication, the “Domestication”); (viii) the completion of the Obagi China Distribution and (ix) customary bringdown of the representations, warranties and covenants of the parties therein;

•	the Obagi Cash Consideration equals or exceeds $327.5 million, minus the Obagi Transaction Expenses Overage; and
•	the Minimum Available Waldencast Cash Amount equals or exceeds $50.0 million;
•	satisfaction or waiver (if applicable) of the conditions to the Milk Equity Purchase Agreement, including, among other things:
•
the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Milk Transaction and related agreements and transactions by the shareholders of Waldencast; (ii) effectiveness of the Registration Statement (iii) obtainment, expiration or termination of the waiting period under the HSR Act and any other required regulatory approval set forth in the Milk Members Disclosure Letter, and the Milk Ancillary Agreements, as applicable; (iv) the absence of any Governmental Order (as defined in the Milk Equity Purchase Agreement) enjoining or otherwise prohibiting the consummation of the Milk Equity Purchase Agreement in certain specified governing jurisdictions, provided that the Governmental Authority (as defined in the Milk Equity Purchase Agreement) issuing such Governmental Order has jurisdiction over the parties thereto with respect to the transactions contemplated thereby, or any law or regulation that would result in the consummation of the Milk Equity Purchase Agreement being illegal or otherwise prohibited; (v) the satisfaction of all closing conditions in the Obagi Merger Agreement and the completion of the transactions contemplated thereby; (vi) that Waldencast have at least $5,000,001 of net tangible assets (inclusive of the PIPE Investment Amount and the Forward Purchase Amount, in each case, actually received by Waldencast prior to or substantially concurrently with the Closing) upon Closing, (vii) receipt of approval for listing on Nasdaq of the Waldencast plc Class A ordinary shares to be issued in connection with the Milk Transaction; (viii) the completion of the Domestication; and (ix) customary bringdown of the representations, warranties and covenants of the parties therein;
•	the Milk Cash Consideration equals or exceeds $112.5 million; and
•	the Minimum Available Waldencast Cash Amount equals or exceeds $50.0 million;
•	the occurrence of any other event, change or other circumstances that could give rise to the termination of the Obagi Merger Agreement or the Milk Equity Purchase Agreement;
•	the amount of redemptions by Waldencast’s public shareholders;
•	our ability to raise financing in the future;
•	the Sponsor and Waldencast’s directors and executive officers potentially having conflicts of interest with regard to the Business Combination with Obagi and Milk;
•	exposure to unknown or contingent liabilities associated with Obagi and/or Milk;
•	the Sponsor’s election to purchase shares or warrants from public shareholders prior to the consummation of the Business Combination;
•	the impact of the COVID-19 pandemic on our, Obagi’s and Milk’s ability to consummate the Business Combination, and on Waldencast plc’s operations following the Business Combination;
•	our ability to develop and maintain an effective system of internal control over financial reporting and accurately report our financial results in a timely manner;
•	the ability of Obagi and Milk to maintain and enhance their products and brands and to attract customers;
•
the ability of Obagi and Milk to execute their business models, including market acceptance of their planned products and sufficient production volumes at acceptable quality levels and prices, protecting their proprietary rights and the success of strategic relationships with third parties; and

•	other factors detailed in the section entitled “Risk Factors.”
The forward-looking statements contained in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us, Obagi or Milk. There can be no assurance that future developments affecting us, Obagi or Milk will be those that Waldencast, Obagi or Milk have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of Waldencast, Obagi or Milk) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” beginning on page 40 of this proxy statement/prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Waldencast, Obagi and Milk undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before any Waldencast shareholder grants its proxy or instructs how its vote should be cast or votes on the proposals to be put to the extraordinary general meeting, such shareholder should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect us.

QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF WALDENCAST
The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the extraordinary general meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to Waldencast’s shareholders. Waldencast urges shareholders to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the extraordinary general meeting, which will be held at    , Eastern Time, on    , 2022, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, NY 10001, or virtually via live webcast. To participate in the special meeting, visit https://www.cstproxy.com/waldencast/2022 and enter the 12 digit control number included on your proxy card. You may register for the meeting as early as    , Eastern Time, on    , 2022. If you hold your shares through a bank, broker or other nominee, you will need to take additional steps to participate in the meeting, as described in this proxy statement.
Q:	Why am I receiving this proxy statement/prospectus?
A:
Waldencast shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Transaction Agreements and approve the Business Combination. The Obagi Merger Agreement provides for, among other things, the merger of Merger Sub with and into Obagi, with Obagi surviving the merger as wholly owned subsidiary of Holdco 2 and an indirect wholly owned subsidiary of Waldencast plc, in accordance with the terms and subject to the conditions of the Obagi Merger Agreement as more fully described elsewhere in this proxy statement/prospectus. The Milk Equity Purchase Agreement provides, among other things, for the purchase of all of the issued and outstanding membership interests of Milk by the Milk Purchasers, in accordance with the terms and subject to the conditions of the Milk Equity Purchase Agreement as more fully described elsewhere in this proxy statement/prospectus. See the section entitled “BCA Proposal” for more detail.

A copy of the Obagi Merger Agreement and the Milk Equity Purchase Agreement is attached to this proxy statement/prospectus as Annex A and Annex B, respectively, and you are encouraged to read each in their entirety.
As a condition to closing the Business Combination pursuant to the terms of the Transaction Agreements, Waldencast will change its jurisdiction of incorporation by effecting a deregistration under Section 206 of the Cayman Islands Companies Act and a domestication by way of continuance under Part 18C of the Jersey Companies Law, pursuant to which Waldencast’s jurisdiction of incorporation will be changed from the Cayman Islands to Jersey. As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding Waldencast Class A ordinary shares will convert automatically, on a one-for-one basis, into a Waldencast plc Class A ordinary share; (2) each of the then issued and outstanding Waldencast Class B ordinary shares will convert automatically, on a one-for-one basis, into a Waldencast plc Class A ordinary share; (3) each of the then issued and outstanding Waldencast warrants will convert automatically into a Waldencast plc warrant, pursuant to the Warrant Agreement, dated as of March 15, 2021, between Waldencast and Continental Stock Transfer & Trust Company (“Continental”) (such warrant agreement, the “Warrant Agreement”); and (4) each of the then issued and outstanding units of Waldencast that have not been previously separated into the underlying Waldencast Class A ordinary shares and underlying Waldencast warrants upon the request of the holder thereof will be cancelled and will entitle the holder thereof to one Waldencast plc Class A ordinary share and one-third of one Waldencast plc warrant. See the section entitled “Domestication Proposal” for additional information.
The provisions of the Proposed Constitutional Document will differ materially from the Cayman Constitutional Documents. Please see the section entitled “What amendments will be made to the current constitutional documents of Waldencast?” below.
THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE ANNEXES AND THE ACCOMPANYING FINANCIAL STATEMENTS OF WALDENCAST, OBAGI AND MILK, CAREFULLY AND IN ITS ENTIRETY.

Q:	What is the transaction structure?
A:	The current organizational structure of Waldencast is as follows:

Prior to the Closing, Waldencast will contribute its limited partnership interest in Waldencast LP to Waldencast Cayman LLC, a Cayman Islands limited liability company, following which the organizational structure of Waldencast will be, as follows:

Pursuant to the Obagi Merger Agreement, Obagi will merge into Merger Sub, with Obagi surviving the merger as a wholly owned subsidiary of Holdco 2, and an indirect subsidiary of Waldencast plc. In exchange, Obagi Shareholders will receive a combination of cash and Class A ordinary shares in Waldencast plc.

The following is a diagram of the current structure of Obagi:

Prior to the date and time the Obagi Merger becomes effective (the “Obagi Merger Effective Time”), and pursuant to the Obagi Merger Agreement, Obagi will carve out its businesses located in China—Obagi Shanghai Cosmeceuticals Co. Ltd., Obagi Xi’an Pharmaceuticals Technology Co., Ltd. (collectively, the “Obagi Shanghai Entities”), and Obagi Hong Kong Limited—and transfer such business to Cedarwalk Skincare Ltd., a Cayman Islands exempted company limited by shares (“Cedarwalk”). Additionally, prior to the Obagi Merger Effective Time, and conditioned upon receipt of the Clinactiv Consent (as defined herein), Obagi will distribute all of the outstanding equity interests of Clinactiv Technology Limited, a Cayman Islands exempted company limited by shares (“Clinactiv”), to Cedarwalk.
Pursuant to the Milk Transaction Agreement, (a) Holdco 1 will acquire from the Milk Members a portion of the outstanding Milk Membership Units from the Milk Members in exchange for cash and Waldencast plc Non-Economic ordinary shares; and (b) Waldencast Partners LP, a Cayman Islands exempted limited partnership (”Waldencast LP”), will acquire from the Milk Members the remaining Milk Membership Units in exchange for Waldencast LP Common Units. The issuances of the Milk Equity Consideration and the Waldencast plc Non-Economic ordinary shares will be exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder. Following its acquisition of Milk Membership Units, Holdco 1 will contribute (x) such Milk Membership Units and (y) its interest in Holdco 2 to Waldencast LP in exchange for Waldencast LP Common Units.
Waldencast’s corporate structure following consummation of the transactions contemplated by the Transaction Agreements is commonly referred to as an “Up-C,” which is often used by partnerships and limited liability companies undertaking an initial public offering. This organizational structure will allow the Milk Members to retain a direct equity ownership in Waldencast LP, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of limited partnership units of Waldencast LP that, in the case of such units issued as part of, or in respect of, the Milk Equity Consideration (as defined herein), are redeemable at the option of the holder of such units and, if such option is exercised, exchangeable at the option of Waldencast plc for Waldencast plc Class A ordinary shares or cash in accordance with the terms of the Amended and Restated Waldencast Partners LP Agreement (such limited partnership units, the “Waldencast LP Common Units”).

The following is a diagram of the final structure of the proposed transaction:

Common shareholders
Warrant holders
PIPE Investors
Members of Sponsor / Investor Directors
Beauty Ventures LLC
Waldencast plc
Obagi Holdco 1 Limited
Milk Investors
Redeemable Units
Waldencast Cayman LLC
Waldencast LP
Obagi Holdco 2 Limited
Milk Makeup LLC
Obagi Global Holdings Ltd
Obagi Holdings Company Ltd
Obagi Cosmeceuticals LLC
Obagi Netherlands B.V.

Q:	What proposals are shareholders of Waldencast being asked to vote upon?
A:	At the extraordinary general meeting, Waldencast is asking holders of ordinary shares to consider and vote upon:
•	proposals to approve by ordinary resolution and adopt the Transaction Agreements;
•	a proposal to approve by special resolution the Domestication;
•
the following four separate proposals to approve by special resolution and ordinary resolution, as applicable and as more fully described elsewhere in this proxy statement/prospectus, the following material differences between the Cayman Constitutional Documents and the Proposed Constitutional Document:

•
to authorize the change in the authorized share capital of Waldencast from (i) 500,000,000 Waldencast Class A ordinary shares, 50,000,000 Waldencast Class B ordinary shares and 5,000,000 preferred shares, par value $0.0001 per share, to (ii) 1,000,000,000 Waldencast plc Class A ordinary shares, 100,000,000 Waldencast plc Non-Economic ordinary shares and 25,000,000 shares of Waldencast plc preferred stock, respectively;

•
to provide that the Waldencast plc Board be divided into three classes, with each class made up of, as nearly as may be possible, one-third of the total number of directors constituting the entire Waldencast plc Board, with only one class of directors being elected in each year and each class serving a three-year term;

•
to provide that certain provisions of the Proposed Constitutional Document will be subject to the Investor Rights Agreement, including provisions governing the appointment, removal and replacement of directors, with respect to which Cedarwalk will have certain rights pursuant to the Investor Rights Agreement; and

•
to authorize all other changes in connection with the replacement of the Cayman Constitutional Documents with the Proposed Constitutional Document as part of the Domestication, including (1) changing the corporate name from “Waldencast Acquisition Corp.” to “Waldencast plc,” (2) making Waldencast plc’s existence for an unlimited duration and (3) removing certain provisions related to Waldencast’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which Waldencast’s board of directors believes is necessary to adequately address the needs of Waldencast plc after the Business Combination;

•
a proposal to approve by ordinary resolution of the holders of Waldencast Class B ordinary shares, such holders being the Sponsor and the Investor Directors, the election of nine directors to serve staggered terms, who, upon consummation of the Business Combination, will be the directors of Waldencast plc;

•
proposals to approve by ordinary resolution, for purposes of complying with applicable listing rules of Nasdaq, the issuance of (a) Waldencast plc Class A ordinary shares to the PIPE Investors pursuant to the PIPE Investment and to the Obagi Shareholders pursuant to the Obagi Merger Agreement and (b) Waldencast plc Units to the Forward Purchasers pursuant to the Forward Purchase Transaction;

•
a proposal to approve by ordinary resolution the issuance of Waldencast plc Non-Economic ordinary shares and the reservation for issue of Waldencast plc Class A ordinary shares in exchange for Waldencast LP Common Units, in each case, to the Milk Members;

•	a proposal to approve by ordinary resolution the Waldencast plc 2022 Incentive Award Plan; and
•
a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting.

If Waldencast’s shareholders do not approve each of the Condition Precedent Proposals (as defined herein), then unless certain conditions in the Transaction Agreements are waived by the applicable parties to the Transaction Agreements, the Transaction Agreements could terminate and the Business Combination may not be consummated. See the sections entitled “BCA Proposal,” “Domestication Proposal,” “Organizational Documents Proposals,” “Director Election Proposal,” “Stock Issuance Proposal,” “Milk Issuance Proposal,” “Incentive Award Plan Proposal” and “Adjournment Proposal.”
Waldencast will hold the extraordinary general meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the extraordinary general meeting. Shareholders of Waldencast should read it carefully.
After careful consideration, Waldencast’s board of directors has determined that the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Milk Issuance Proposal, the Incentive Award Plan Proposal and the Adjournment Proposal are in the best interests of Waldencast and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.
The existence of financial and personal interests of one or more of Waldencast’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Waldencast and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Waldencast’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of Waldencast’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.
Q:	Are the proposals conditioned on one another?
A:
Yes. The Business Combination is conditioned on the approval of each of the Condition Precedent Proposals at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal.

Q:	Why is Waldencast proposing the Business Combination?
A:	Waldencast was organized to effect a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination, with one or more businesses or entities.
Obagi is a pioneer of the professional skincare category, and its products are rooted in research and skin biology. Obagi develops, markets and sells innovative skin health products in more than 60 countries around the world. Obagi’s collection of products includes the following brands, with more than 200 cosmetic, over-the-counter and prescription products and a device sold throughout the medical, spa and retail channels: Obagi Medical®, Obagi Clinical®, Obagi Professional™ and Skintrinsiq™ .
Milk is a leading, award-winning, clean prestige makeup brand with unique products, a dedicated following among Gen-Z consumers and an emerging global presence. Milk has achieved significant growth since inception and believes even more significant growth opportunities remain to increase their brand awareness and broaden their product portfolio, as well as to enter into new product categories, channels and regions.

Based on its due diligence investigations of Obagi, Milk and the industries in which they operate, including the financial and other information provided by Obagi and Milk in the course of Waldencast’s due diligence investigations, Waldencast’s board of directors believes that the Business Combination is in the best interests of Waldencast and its shareholders and presents an opportunity to increase shareholder value. However, there is no assurance of this. See the section entitled “BCA Proposal — Waldencast’s Board of Directors’ Reasons for the Business Combination” for additional information.
Although Waldencast’s board of directors believes that the Business Combination presents a unique business combination opportunity and is in the best interests of Waldencast and its shareholders, the board of directors did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the section entitled “BCA Proposal — Waldencast’s Board of Directors’ Reasons for the Business Combination” as well as in the sections entitled “Risk Factors — Risks Related to Obagi’s Business and Industry” and “Risk Factors — Risks Related to Milk’s Business and Industry.”
Q:	What will Obagi Shareholders and Milk Members receive in return for Waldencast’s acquisition of all of the issued and outstanding equity interests of Obagi and Milk?
A:
It is anticipated that, at the Obagi Merger Effective Time (after giving effect to the Obagi Pre-Closing Restructuring, as defined herein and as more fully described in the Obagi Merger Agreement and elsewhere in this proxy statement/prospectus), among other things, the outstanding shares of Obagi Common Stock as of immediately prior to the Obagi Merger Effective Time (other than in respect of excluded shares as described more fully in the Obagi Merger Agreement) will be cancelled and converted into the right to receive, (a) an amount in cash equal to the quotient obtained by dividing (i) the Obagi Cash Consideration by (ii) the number of Aggregate Fully Diluted Obagi Common Shares; and (b) a number of Waldencast plc Class A ordinary shares equal to the quotient obtained by dividing (i) the Obagi Stock Consideration by (ii) the number of Aggregate Fully Diluted Obagi Common Shares, which will represent, in the aggregate, a pre-transaction equity value of Obagi of $655.0 million. Subject to the assumptions below, at the Obagi Merger Effective Time (after giving effect to the Obagi Pre-Closing Restructuring) it is anticipated that, among other things, the outstanding shares of Obagi Common Stock as of immediately prior to the Obagi Merger Effective Time (other than in respect of excluded shares as described more fully in the Obagi Merger Agreement) will be cancelled and converted into the right to receive approximately (a) $380.0 million; and (b) 22,851,564 Waldencast plc Class A ordinary shares which will represent, in the aggregate, a pre-transaction equity value of Obagi of $655.0 million. The number of shares and amount of cash payable set forth above assumes that (a) none of Waldencast’s shareholders will elect to redeem their Class A ordinary shares for a pro rata portion of cash in the Trust Account, and thus the full amount of the approximately $345.1 million held in the Trust Account will be available to the combined company after the closing of the Business Combination, (b) Waldencast sells and issues (i) 10,500,000 Waldencast plc Class A ordinary shares to the PIPE Investors pursuant to the PIPE Investment and (ii) 33,300,000 Waldencast plc Units to the Forward Purchasers, comprising of 33,300,000 Waldencast plc Class A ordinary shares and 11,100,000 warrants to purchase one Waldencast plc Class A ordinary share, pursuant to the Forward Purchase Transaction, (c) Obagi will not issue any additional equity securities or convert any equity securities into Obagi Common Stock prior to the Business Combination, (d) the Obagi Transaction Expenses will not exceed $26.0 million and (e) all conditions to closing of the Business Combination will be satisfied and waived. If the actual facts differ from such assumptions, the number of shares and amount of cash payable set forth above will be different. The following table illustrates the number of shares and amount of cash payable to the Obagi Shareholders at different possible redemption levels:

(In millions, except share data)	Assuming No Redemptions	Assuming 30% Redemptions	Assuming Maximum Redemptions(1)	Assuming 90% Redemptions
Cash to Obagi Shareholders	$380.0	$380.0	$327.5	$282.0
Waldencast plc Class A Shares to Obagi Shareholders	22,851,564	22,851,564	28,101,564	32,651,104
(1)
Assumes that 21,952,292 Class A ordinary shares are redeemed in connection with the Business Combination, which is the maximum number of shares that may be redeemed without causing the Minimum Cash Condition to the closing of the Business Combination to be unsatisfied.

Further, if the Obagi Transaction Expenses exceed $26.0 million, the amount of the cash consideration payable to the holders of the Obagi Common Stock immediately prior to the closing of the Business Combination shall be reduced by the amount of such excess and the aggregate number of Waldencast plc Class A ordinary shares payable to such holders shall be increased by a number of shares equal to the dollar amount of such excess divided by $10.00.
At the Obagi Merger Effective Time, (i) all options to purchase Obagi Common Stock granted under the Obagi Stock Plan (“Obagi Options”) will be converted into an option to purchase Waldencast plc Class A ordinary shares (“Waldencast plc Options”), subject to substantially the same terms and conditions as are in effect with respect to such Obagi Options immediately prior to the Obagi Merger Effective Time; provided that any Obagi Options that have an exercise price per share that is equal to or greater than the Obagi Per Share Merger Consideration will be cancelled without consideration, and (ii) all restricted stock units issued in respect of Obagi Common Stock granted pursuant to the Obagi Stock Plan (“Obagi RSUs”) will be converted into a restricted stock unit with respect to Waldencast plc Class A ordinary shares (“Waldencast plc RSUs”), subject to substantially the same terms and conditions as are in effect with respect to such Obagi RSU immediately prior to the Obagi Merger Effective Time. The foregoing determinations do not take into account any additional equity incentive compensation awards that may subsequently be granted. See the section entitled “BCA Proposal – Obagi Merger Proposal — The Obagi Merger Agreement — Consideration.”
It is anticipated, at the Milk Transaction Effective Time, (after giving effect to the Milk Pre-Closing Restructuring and the Obagi Merger, and as more fully described in the Milk Equity Purchase Agreement and elsewhere in this proxy statement/prospectus), among other things, (a) Holdco 1 will purchase from the Milk Members a percentage of the outstanding Milk Membership Units in exchange for (i) the Milk Cash Consideration and (ii) a number of Waldencast plc Non-Economic ordinary shares equal to the Milk Equity Consideration and (b) Waldencast LP will purchase from the Milk Members the remainder of the outstanding Membership Units in exchange for the Milk Equity Consideration, which will represent, in the aggregate, a pre-transaction equity value of Milk of $340.0 million. Following its acquisition of Milk Membership Units, Holdco 1 will contribute such units to Waldencast LP. Subject to the assumptions below, at the Milk Transaction Effective Time (after giving effect to the Milk Pre-Closing Restructuring and the Obagi Merger), among other things, the outstanding shares of Milk Membership Units as of immediately prior to the Milk Transaction Effective Time will be exchanged for approximately (a) $140.0 million, (b) 18,343,883 Waldencast plc Non-Economic ordinary shares and (c) 18,343,883 Waldencast LP Common Units, which will represent, in the aggregate, a pre-transaction equity value of Milk of $340.0 million. The issuances of the Milk Equity Consideration and the Waldencast plc Non-Economic ordinary shares will be exempt from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. The number of shares and amounts of cash payable set forth above assumes that (a) none of Waldencast’s shareholders will elect to redeem their Waldencast Class A ordinary shares for a pro rata portion of cash in the Trust Account, and thus the full amount of the approximately $345.1 million held in the Trust Account will be available for the combined company after the closing of the Business Combination, (b) Waldencast sells and issues (i) 10,500,000 Waldencast plc Class A ordinary shares to the PIPE Investors pursuant to the PIPE Investment and (ii) 33,300,000 Waldencast plc Units to the Forward Purchasers, comprising of 33,300,000 Waldencast plc Class A ordinary shares and 11,100,000 warrants to purchase one Waldencast plc Class A ordinary share, pursuant to the Forward Purchase Transaction, (c) Milk will not issue any additional equity securities prior to the Business Combination or convert any equity securities into Milk Membership Units prior to the Business Combination, and (d) all conditions to closing of the Business Combination will be satisfied or waived. If the actual facts differ from our assumptions, the numbers of shares and amounts of cash payable set forth above will be different. The following table illustrates the number of shares and amount of cash payable to the Milk Members at different possible redemption levels:
(In millions, except share data)	Assuming No Redemptions	Assuming 30% Redemptions	Assuming Maximum Redemptions(1)	Assuming 90% Redemptions
Cash to Milk Members	$140.0	$140.0	$116.9	$75.7
Waldencast LP Common Units to Milk Members	18,343,883	18,343,883	20,656,758	24,769,173
Waldencast plc Non-Economic ordinary shares	18,343,883	18,343,883	20,656,758	24,769,173
(1)
Assumes that 21,952,292 Class A ordinary shares are redeemed in connection with the Business Combination, which is the maximum number of shares that may be redeemed without causing the Minimum Cash Condition to the closing of the Business Combination to be unsatisfied.

All options to purchase Milk Common Units (“Milk Options”) will be converted into Waldencast plc Options and all unit appreciation rights in respect of Milk Common Units issued pursuant to the Milk Appreciation Rights Plan (“Milk UARs”) will be converted into stock appreciation rights with respect to Waldencast plc Class A ordinary shares (“Waldencast plc SARs”), in each case, subject to substantially the same terms and conditions as are in effect with respect to such Milk Option and Milk UAR, as applicable immediately prior to the Milk Transaction Effective Time; provided that any Milk Options that have an exercise price per share that is equal to or greater than the Milk Per Unit Transaction Consideration, and any Milk UARs that have a strike price per share that is equal to or greater than the Milk Per Unit Transaction Consideration, will be cancelled without consideration. The foregoing determinations do not take into account any additional equity incentive compensation awards that may subsequently be granted, or (i) any Milk Option with an exercise price per share that is equal to or greater than the Milk Per Unit Transaction Consideration or (ii) any Milk UAR with a strike price per share that is equal to or greater than the Milk Per Unit Transaction Consideration, and also assume that all other outstanding Milk Options are exercised immediately before the Milk Transaction Effective Time for the net number of shares subject to the option after deduction of the applicable exercise price and that all Milk UARs are settled immediately before the Milk Transaction Effective Time for the number of shares subject to such Milk UARs. See the section entitled “BCA Proposal — Milk Transaction Proposal — The Milk Equity Purchase Agreement — Consideration.”
Q:	What equity stake will current Waldencast shareholders, Obagi Shareholders and Milk Members hold in Waldencast plc immediately after the consummation of the Business Combination?
A:
As of the date of this proxy statement/prospectus, there are (i) 43,125,000 ordinary shares issued and outstanding, which includes the 8,545,000 founder shares held by the Sponsor, 80,000 founder shares held by the Investor Directors and the 34,500,000 public shares, and (ii) 17,433,333 warrants issued and outstanding, which includes the 5,933,333 private placement warrants held by the Sponsor and the 11,500,000 public warrants. Each whole warrant entitles the holder thereof to purchase one Waldencast Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one Waldencast plc Class A ordinary share. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination), the Waldencast fully diluted share capital would be 60,558,333 common stock equivalents.

Upon completion of the Business Combination, the combined company will be organized in an “Up-C” structure, whereby the equity interests of Obagi and Milk will be held by Waldencast LP and Waldencast plc’s interests in Obagi and Milk will be held through its wholly-owned subsidiaries, Holdco 1 and Waldencast LP. The parties agreed to structure the Business Combination as an “Up-C” structure for tax and other business purposes, and Waldencast does not believe that the “Up-C” organizational structure will give rise to any significant business or strategic benefit or detriment.
We anticipate that: (1) the Obagi Shareholders are expected to hold an ownership interest of 18.3% of the fully diluted Waldencast plc Class A ordinary shares, (2) the Milk Members are expected to hold an ownership interest of 12.5% of the Waldencast LP Common Units, such units will be exchangeable for up to 12.5% of the fully diluted Waldencast plc Class A ordinary shares, (3) PIPE Investors are expected to hold an ownership interest of 6.2% of the fully diluted Waldencast plc Class A ordinary shares, (4) the Sponsor and its affiliates and the Investor Directors are collectively expected to hold an ownership interest of 35.7% of the fully diluted Waldencast plc Class A ordinary shares and (5) Waldencast’s public shareholders will retain an ownership interest of 27.3% of the fully diluted Waldencast plc Class A ordinary shares.
These levels of ownership interest are based on Waldencast’s capitalization as of December 31, 2021 and assume (i) that no public shareholders exercise their redemption rights in connection with the Business Combination, (ii) Waldencast sells and issues no more than 10,500,000 Waldencast plc Class A ordinary shares to the PIPE Investors pursuant to the PIPE Investment and (iii) Waldencast sells and issues 33,300,000 Waldencast plc Units to the Forward Purchasers, comprising of 33,300,000 Waldencast plc Class A ordinary shares and 11,100,000 warrants to purchase one Waldencast plc Class A ordinary share, pursuant to the Forward Purchase Transaction. If the actual facts are different from these assumptions, the percentage ownership retained by the current Waldencast shareholders in Waldencast plc will be different. For instance, in accordance with the terms of the Obagi Merger Agreement and the Milk Equity Purchase Agreement, in the event that significant redemptions occur, the cash consideration payable in accordance with such agreements may be substituted for additional Waldencast plc Class A ordinary shares which would have a potentially substantial dilutive effect on the percentage ownership retained by the current Waldencast shareholders in Waldencast plc. See the sections entitled “BCA Proposals — Potential Impact of Significant Redemptions on the Percentage Ownership of Waldencast plc Ordinary Shares by the Public Shareholders of Waldencast.”
The following table illustrates varying ownership levels in Waldencast plc immediately following the consummation of the Business Combination based on the assumptions above.
	Assuming No Redemptions		Assuming 30% Redemptions		Assuming Maximum Redemptions(1)		Assuming 90% Redemptions
	Shares	Ownership %(11)	Shares	Ownership %(11)	Shares	Ownership %(11)	Shares	Ownership %(11)
Waldencast Public Shareholders	34,500,000	26.9%	24,150,000	20.5%	12,547,708	11.0%	3,450,000	3.0%
Burwell Mountain Trust(2)	7,848,333	6.1%	7,848,333	6.7%	7,848,333	6.9%	7,848,333	6.9%
Dynamo Master Fund(3)	13,848,333	10.8%	13,848,333	11.8%	13,848,333	12.2%	13,848,333	12.2%
Waldencast Ventures(4)	2,848,334	2.2%	2,848,334	2.4%	2,848,334	2.5%	2,848,334	2.5%
Beauty FPA Investor(5)	17,300,000	13.5%	17,300,000	14.7%	17,300,000	15.2%	17,300,000	15.3%
Investor Directors(6)	80,000	0.1%	80,000	0.1%	80,000	0.1%	80,000	0.1%
PIPE Investors(7)	10,500,000	8.2%	10,500,000	8.9%	10,500,000	9.2%	10,500,000	9.3%
Cumulative Waldencast shareholders	86,925,000	67.8%	76,575,000	65.0%	64,972,708	57.1%	55,875,000	49.3%
Existing Obagi Owners interest in Waldencast(8)	22,851,564	17.8%	22,851,564	19.4%	28,101,564	24.7%	32,651,104	28.8%
Existing Milk Owners interest in Waldencast(9)	18,343,883	14.3%	18,343,883	15.6%	20,656,758	18.2%	24,769,173	21.9%
Shares from Milk Warrants(10)	24,160	0.0%	24,160	0.0%	24,160	0.0%	24,160	0.0%
Total	128,144,607	100.0%	117,794,607	100.0%	113,755,190	100.0%	113,319,437	100.0%
1)
Assumes that 21,952,292 Class A ordinary shares are redeemed in connection with the Business Combination which is the maximum number of shares that may be redeemed without causing the Minimum Cash Condition to the closing of the Business Combination to be unsatisfied. The net cash consideration payable to the existing Obagi owners would decrease from $380.0 million to $327.5 million and to the existing Milk owners from $140.0 million to $116.9 million, and the economic ownership and voting power via shares of the existing Obagi and Milk owners would increase proportionally following the Business Combination.

The above table sets out the number of shares and ownership percentages at different redemption levels (no redemptions, 30% redemptions, maximum redemptions and 90% redemptions). However, Waldencast cannot predict how many of its public shareholders will exercise their right to have their public shares redeemed for cash. As a result, the redemption amount and the number of Class A ordinary shares redeemed in connection with the Business Combination may differ from the amounts presented above. As, such, the ownership percentages and voting power of Waldencast’s shareholders may also differ from the presentation above if the actual redemptions are different from these assumptions. See “Risk Factors – Risks Related to the Business Combination and the Company - Based on recent market trends, in the event that Waldencast’s stock price is at, around or below $10.00 per share during the redemption period, there may be significant redemptions by Waldencast’s public shareholders in connection with the Business Combination, resulting in a greater risk that the Obagi Minimum Cash Conditions or Milk Minimum Cash Conditions will not be met, or that there will be a reduced amount of cash available to Waldencast plc following the consummation of the Business Combination and as a result, would likely require Waldencast plc to obtain additional financing in order to fund its planned operations to the point where Waldencast plc’s business is generating positive cash flows.”
2)
Includes 5,000,000 Class A ordinary shares acquired pursuant to the Sponsor Forward Purchase Agreement for an investment of $50.0 million by Burwell Mountain Trust (a member of our Sponsor), in exchange for a portion of the Forward Purchase Amount and 2,848,333 ordinary shares issued upon conversion of the existing Waldencast Class B ordinary shares. Class A ordinary shares are issued upon the automatic conversion of the Waldencast Class B ordinary shares concurrently with the consummation of the Business Combination.

3)
Includes 11,000,000 Class A ordinary shares acquired pursuant to the Sponsor Forward Purchase Agreement for an investment of $110.0 million by Dynamo Master Fund (a member of our Sponsor), in exchange for a portion of the Forward Purchase Amount and 2,848,333 Class A ordinary shares issued upon conversion of the existing Waldencast Class B ordinary shares. Class A ordinary shares are issued upon the automatic conversion of the Waldencast Class B ordinary shares concurrently with the consummation of the Business Combination.

4)
Class A ordinary shares issued upon conversion of the existing Waldencast Class B ordinary shares. Class A ordinary shares are issued upon the automatic conversion of the Waldencast Class B ordinary shares concurrently with the consummation of the Business Combination.

5)
17,300,000 Class A ordinary shares acquired pursuant to the Third-Party Forward Purchase Agreement for an investment of $173.0 million by Beauty Ventures in exchange for a portion of the Forward Purchase Amount.

6)
80,000 Class A ordinary shares held by the Investor Directors, issued upon conversion of the existing Waldencast Class B ordinary shares. Waldencast Class A ordinary shares are issued upon the automatic conversion of the Waldencast Class B ordinary shares concurrently with the consummation of the Business Combination.

7)
Represents the private placement pursuant to which Waldencast entered into Subscription Agreements with certain PIPE Investors whereby such investors have agreed to subscribe for Class A ordinary shares at a purchase price of $10.00 per share. The PIPE Investors participating in the PIPE Investment, have agreed to purchase an aggregate of 10,500,000 Class A ordinary shares.

8)
Represents Obagi owners’ interest in 22,851,564 Waldencast plc Class A ordinary shares, which will increase in the Maximum Redemption scenario to 28,101,564 due to the reduction in net cash consideration payable.

9)
Represents the Milk Members’ noncontrolling economic interest in Waldencast LP Common Units, which are redeemable at the option of the holder of such units, and if such option is exercised, are exchangeable, at the option of Waldencast plc, for Waldencast plc Class A ordinary shares on a 1 for 1 basis or cash (together with the cancellation of an equal number of shares of voting, Waldencast plc Non-Economic ordinary shares), and if exchanged for such Waldencast plc Class A ordinary shares, which will increase in the Maximum Redemption scenario due to the reduction in net cash consideration payable.

10)	Represents Class A ordinary shares that were converted from Milk Warrants at the Closing of the Business Combination.
11)	Percentage totals may not foot due to rounding.
The following table illustrates varying ownership levels in Waldencast plc immediately following the consummation of the Business Combination on a fully dilutive basis:
	Assuming No Redemptions		Assuming 30% Redemptions		Assuming Maximum Redemptions		Assuming 90% Redemptions
	Shares	Ownership %(8)	Shares	Ownership %(8)	Shares	Ownership %(8)	Shares	Ownership %(8)
Waldencast Public Shareholders(1)	46,000,000	27.3%	35,650,000	22.6%	24,047,708	15.6%	14,950,000	9.7%
Burwell Mountain Trust (2)	11,826,110	7.0%	11,826,110	7.5%	11,826,110	7.7%	11,826,110	7.7%
Dynamo Master Fund(3)	19,826,109	11.8%	19,826,109	12.5%	19,826,109	12.9%	19,826,109	12.9%
Waldencast Ventures(4)	5,159,447	3.1%	5,159,447	3.3%	5,159,447	3.4%	5,159,447	3.4%
Beauty FPA Investor(5)	23,066,666	13.7%	23,066,666	14.6%	23,066,666	15.0%	23,066,666	15.0%
Investor Directors	80,000	0.1%	80,000	0.1%	80,000	0.1%	80,000	0.1%
PIPE Investors	10,500,000	6.2%	10,500,000	6.6%	10,500,000	6.8%	10,500,000	6.8%
Cumulative Waldencast shareholders	116,458,332	69.2%	106,108,332	67.2%	94,506,040	61.4%	85,408,332	55.6%
Existing Obagi Owners interest in Waldencast(6)	30,788,000	18.3%	30,788,000	19.5%	36,038,000	23.4%	40,587,540	26.4%
Existing Milk Owners interest in Waldencast(7)	21,093,664	12.5%	21,093,664	13.3%	23,406,539	15.2%	27,518,954	17.9%
Shares from Milk Warrants	24,160	0.0%	24,160	0.0%	24,160	0.0%	24,160	0.0%
Total	168,364,156	100.0%	158,014,156	100.0%	153,974,739	100.0%	153,538,986	100.0%
1)	Includes the impact of the exercise of 11,500,000 of public warrants.
2)
Includes the exercise of (i) 1,977,777 private placement warrants and the exercise of 333,333 Working Capital Loan warrants, which are indirectly owned by Burwell Mountain PTC LLC, as the trustee of Burwell Mountain Trust (a member of the Sponsor), and (ii) 1,666,667 Sponsor FPA warrants.

3)
Includes the exercise of (i) 1,977,777 private placement warrants and the exercise of 333,333 Working Capital Loan warrants, which are indirectly owned by Dynamo Master Fund as a member of the Sponsor, and (ii) 3,666,666 Sponsor FPA Warrants.

4)
Includes the exercise of private placement warrants of 1,977,779 and the exercise of Working Capital Loan warrants of 333,334, which are indirectly owned by Waldencast Ventures as a member of the Sponsor.

5)	Includes the exercise of 5,766,666 of warrants.
6)	Includes the exercise of rollover equity awards, consisting of 6,085,600 stock options, and 1,850,836 restricted stock units.
7)	Includes the exercise of rollover equity awards, consisting of 2,512,219 unit appreciation rights and 237,562 options.
8)	Percentage totals may not foot due to rounding.

The table below presents the trust value per share to a Waldencast shareholder that elects not to redeem across a range of varying redemption scenarios. The maximum redemption scenario represents the maximum redemptions that may occur but which would still provide for the satisfactions of the Minimum Cash Conditions in the Transaction Agreements. This trust value per share includes the per share cost of the deferred underwriting commission to be paid upon closing of the Business Combination as agreed between Waldencast and the underwriters at the time of our initial public offering.
Per Share Value
Trust value	$345,052,000
Total Class A Common Shares	$34,500,000
Trust value per Class A Common Share	$10.00
In thousands (except share data)	Assuming No Redemptions	Assuming 30% Redemptions	Assuming Maximum Redemptions	Assuming 90% Redemptions
Redemptions ($)	$—	$103,516	$219,556	$310,547
Redemptions (Shares)	—	$10,350,000	21,952,292	31,050,000
Deferred underwriting commission	$12,075	$12,075	$12,075	$12,075
Cash left in trust account post redemption minus deferring underwriting commission	$332,977	$229,461	$113,421	$22,430
Total Class A common stock and Class B ordinary shares issued at IPO, post redemption and before Closing of the Transaction	43,125,000	32,775,000	21,172,708	12,075,000
Trust value per share	$7.72	$7.00	$5.36	$1.86
The deferred underwriting commission will be released to the underwriters only on completion of the Business Combination, in an amount equal to approximately $12.1 million. Below is a summary of the total deferred underwriting commission to be paid upon closing of the Business Combination, assuming (i) no redemptions, (ii) 30% redemptions and (iii) maximum redemptions that may occur but which would still provide for the satisfaction of the Minimum Cash Condition, and (iv) 90% redemptions.
In thousands (except share data)	No Redemptions	30% Redemptions	Maximum Redemptions	90% Redemptions
Redemptions ($)	$—	$103,516	$219,556	$310,547
Redemptions (Shares)	—	10,350,000	21,952,292	31,050,000
Total Deferred Underwriting Commission ($)	$12,075	$12,075	$12,075	$12,075
Effective Deferred Underwriting Commission (as a percentage of cash left in Trust Account post redemptions)	3%	5%	10%	35%
Total Underwriting Commission ($)	$18,975	$18,975	$18,975	$18,975
Effective Total Underwriting Commission (as a percentage of cash left in Trust Account post redemptions)	5%	8%	15%	55%
Upon consummation of the Business Combination, the combined company will be organized in an “Up-C” structure. The equity interests of Obagi and Milk will be held by Waldencast LP. Waldencast plc’s interests in Obagi and Milk will be held through its wholly-owned subsidiaries, Holdco 1 and Waldencast LP, respectively
See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Q:	What is the maximum number of shares that may be redeemed and still allow Waldencast to satisfy the Obagi Minimum Cash Consideration Condition and the Milk Minimum Cash Consideration Condition?
A:
The maximum number of public shares that may be redeemed and still allow Waldencast to satisfy each of the Obagi Minimum Cash Consideration Condition and the Milk Minimum Cash Consideration Condition is 21,952,292 Class A ordinary shares for aggregate redemption payments of $219.6 million based on the estimated per share redemption value of $10.00. The Obagi Minimum Cash Consideration Condition and the Milk Cash Consideration Condition are waivable by Obagi and Milk pursuant to the respective Transaction Agreements, and if so waived, the maximum amount of redemptions could exceed the 21,952,292 public shares redemption scenario as presented in this proxy statement/prospectus.

Q:	How has the announcement of the Business Combination affected the trading price of the Waldencast Class A ordinary shares?
A:
On November 12, 2021, the trading date before the public announcement of the Business Combination, Waldencast’s public units, Class A ordinary shares and warrants closed at $10.10, $9.79 and $1.00, respectively. On May 11, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, Waldencast’s public units, Waldencast Class A ordinary shares and warrants closed at $10.22, $9.90 and $1.00, respectively.

Q:	Will Waldencast obtain new financing in connection with the Business Combination?
A:
Yes. The respective PIPE Investors have agreed to purchase, in the aggregate, 10,500,000 Waldencast plc Class A ordinary shares at $10.00 per share for an aggregate commitment amount of $105.0 million. The PIPE Investment is contingent upon, among other things, the closing of the Business Combination. In the event the Minimum Cash Condition is not satisfied, the Business Combination would not be consummated unless Obagi or Milk, as applicable, waives the Minimum Cash Conditions. See the section entitled “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger and the Milk Transaction — PIPE Subscription Agreements.”

Q:	Why is Waldencast proposing the Domestication?
A:
Our board of directors believes that there are significant advantages to us that will arise as a result of a change of Waldencast’s domicile to Jersey. Furthermore, Waldencast’s board of directors believes that any direct benefit that the Jersey Companies Law provides to a company also indirectly benefits its shareholders, who are the owners of the company. Waldencast’s board of directors believes that there are several reasons why a continuation into Jersey is in the best interests of the Company and its shareholders, including, that Jersey Companies Law:

•	is founded on the same underlying principles as English company law and, therefore, Jersey companies are very familiar to investors and counterparties who regularly deal with English companies;
•	applies a flexible capital maintenance regime focused on cashflow-based solvency requirements for a variety of corporate actions (see below);
•
preserves creditor protection in relation to distributions (dividends, etc.) the making of which is not dependent on any sort of distributable profits/distributable reserves concept, but is instead based on a requirement for the directors who authorize the distribution to make a 12-month, forward-looking, cashflow-based solvency statement in a statutorily prescribed form;

•
does not impose any restrictions on financial assistance in connection with the acquisition of shares in the relevant company or on the ability of a Jersey company to pay commissions or give discounts in connection with the issue of its shares;

•
permits what would be referred to in many civil law jurisdictions as ‘capital contributions,’ where contributions from shareholders can be credited to capital (share premium) without issuing shares; and

•
allows Jersey companies to domesticate or migrate (that is, change jurisdiction of incorporation/corporate seat without breaking corporate existence) to another jurisdiction that permits the same and also allows for the tax residence of the company (via changes made to the location of board meetings and the place of central management of control) to change to reflect the needs of the business of the company.

Each of the foregoing are discussed in greater detail in the section entitled “Domestication Proposal — Reasons for the Domestication.”
To effect the Domestication, Waldencast will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a memorandum and articles of association with the Registrar of Jersey, under which Waldencast will be domesticated and continue as a Jersey public limited company.
The approval of the Domestication Proposal requires a special resolution under the Cayman Constitutional Documents and the Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
Q:	What amendments will be made to the current constitutional documents of Waldencast?
A:
The Transaction Agreements contemplate, among other things, the Domestication. Accordingly, in addition to voting on the Business Combination, Waldencast’s shareholders are also being asked to consider and vote upon a proposal to approve the Domestication and replace Waldencast’s Cayman Constitutional Documents, in each case, under the Cayman Constitutional Documents and the Cayman Islands Companies Act, with the Proposed Constitutional Document, in each case, under the Jersey Companies Law, which differ materially from the Cayman Constitutional Documents in the following respects:

	Cayman Constitutional Documents	Proposed Constitutional Document
Authorized Shares (Organizational Documents Proposal A)
The Cayman Constitutional Documents authorize 555,000,000 shares, consisting of 500,000,000 Waldencast Class A ordinary shares, 50,000,000 Waldencast Class B ordinary shares and 5,000,000 preferred shares.

The Proposed Constitutional Document authorizes 1,125,000,000 shares, consisting of 1,000,000,000 Waldencast plc Class A ordinary shares, 100,000,000 Waldencast plc Non-Economic ordinary shares and 25,000,000 shares of Waldencast plc preferred stock.

	See paragraph 5 of the Existing Memorandum.	See paragraph 5 of the Proposed Memorandum.

Classified Board (Organizational Documents Proposal B)	The Cayman Constitutional Documents provide that Waldencast’s board of directors shall be composed of one class.
The Proposed Constitutional Document provides that the Waldencast plc Board be divided into three classes, with each class made up of, as nearly as may be possible, one-third of the total number of directors constituting the entire Waldencast plc Board, with only one class of directors being elected in each year and each class serving a three-year term.

	See Article 29 of the Existing Articles.	See Article 29 of the Proposed Articles.

Changes Relating to the Investor Rights Agreement (Organizational Documents Proposal C)	The Cayman Constitutional Documents do not contain any provisions subject to any investor rights agreement.
The Proposed Constitutional Document provides that certain provisions will be subject to the Investor Rights Agreement, including provisions governing the appointment, removal and replacement of directors, with respect to which Cedarwalk will have certain rights pursuant to the Investor

	Cayman Constitutional Documents	Proposed Constitutional Document
Rights Agreement.

See Article 29 of the Proposed Articles.

Corporate Name (Organizational Documents Proposal D)	The Cayman Constitutional Documents provide that the name of the company is “Waldencast Acquisition Corp.”	The Proposed Constitutional Document provides that the name of the company will be “Waldencast plc.”

	See paragraph 1 of the Existing Memorandum.	See paragraph 1 of the Proposed Memorandum.

Existence for Unlimited Duration (Organizational Documents Proposal D)
The Cayman Constitutional Documents provide that if Waldencast does not consummate a business combination (as defined in the Cayman Constitutional Documents) by March 18, 2023, Waldencast will cease all operations except for the purposes of winding up and will redeem the public shares and liquidate Waldencast trust account.
The Proposed Constitutional Document provides that Waldencast plc is to have existence of unlimited duration.

	See Article 49 of the Existing Articles.	See paragraph 3 of the Proposed Memorandum.

Provisions Related to Status as Blank Check Company (Organizational Documents Proposal D)	The Cayman Constitutional Documents include various provisions related to Waldencast’s status as a blank check company prior to the consummation of a business combination.
The Proposed Constitutional Document does not include such provisions related to Waldencast’s status as a blank check company, which no longer will apply upon consummation of the Business Combination, as Waldencast plc will cease to be a blank check company at such time.

See Article 49 of the Existing Articles.
Q:	How will the Domestication affect my ordinary shares, warrants and units?
A:
As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding Waldencast Class A ordinary shares will convert automatically, on a one-for-one basis, into a Waldencast plc Class A ordinary share, (2) each of the then issued and outstanding Waldencast Class B ordinary shares will convert automatically, on a one-for-one basis, into a Waldencast plc Class A ordinary share, (3) each then issued and outstanding Waldencast warrant will convert automatically into a Waldencast plc warrant, pursuant to the Warrant Agreement and (4) each of the then issued and outstanding units of Waldencast that have not been previously separated into the underlying Waldencast Class A ordinary shares and underlying Waldencast warrants upon the request of the holder thereof will be cancelled and will entitle the holder thereof to one Waldencast plc Class A ordinary share and one-third of one Waldencast plc warrant. See the section entitled “Domestication Proposal” for additional information.

Q:	What are the U.S. federal income tax consequences of the Domestication?
A:
As discussed more fully in “U.S. Federal Income Tax Considerations—Effects of the Business Combination to U.S. Holders,” Skadden, Arps, Slate, Meagher & Flom LLP has delivered an opinion that the Domestication will qualify as a “reorganization” within the meaning of Section 368(a)(l)(F) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). In accordance with such opinion, subject to the limitations and qualifications therein, U.S. Holders of Waldencast Class A ordinary shares will generally not recognize gain or loss for U.S. federal income tax purposes on the Domestication. Please see the section entitled “U.S. Federal Income Tax Considerations—Effects of the Business Combination to U.S. Holders” for additional information.
Q:	Did the board of directors of Waldencast obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?
The Waldencast board of directors did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. Waldencast’s officers, directors and advisors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and have concluded that their experience and backgrounds, together with the experience and sector expertise of Waldencast’s financial advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination with Obagi and Milk. In addition, Waldencast’s officers, directors and advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of Waldencast’s board of directors in valuing Obagi’s and Milk’s businesses, and assuming the risk that the board of directors may not have properly valued the Business Combination.
Q:	Do I have redemption rights?
A:
If you are a holder of public shares, you have the right to request that we redeem all or a portion of your public shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the BCA Proposal. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a public shareholder, together with any affiliate (as defined herein) of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
The Sponsor and the Investor Directors have agreed to waive their redemption rights with respect to all of the founder shares in connection with the consummation of the Business Combination. The founder shares will be excluded from the pro rata calculation used to determine the per-share redemption price.
Holders of public warrants and holders of warrants through issued and outstanding units do not have redemption rights with respect to the warrants. Assuming the maximum redemptions, such warrants retained by redeeming stockholders would have an aggregate market value of approximately $7.3 million based upon the closing price of $1.00 per warrant as of May 11, 2022. Please see the section entitled “Risk Factors — Warrants will become exercisable for Waldencast plc Class A ordinary shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders., including, after the Business Combination, our non-redeeming shareholders” for additional information.
Q:	How do I exercise my redemption rights?
A:	If you are a public shareholder and wish to exercise your right to redeem the public shares, you must:
•
(a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

•	submit a written request to Continental, Waldencast’s transfer agent, that Waldencast plc redeem all or a portion of your public shares for cash; and
•	deliver your public shares to Continental, Waldencast’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).
Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on    , 2022 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

The address of Continental, Waldencast’s transfer agent, is listed under the question “Who can help answer my questions?” below.
Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, Waldencast’s transfer agent, directly and instruct them to do so.
Public shareholders will be entitled to request that their public shares be redeemed for a pro rata portion of the amount then on deposit in the trust account calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). For illustrative purposes, as of December 31, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. However, the proceeds deposited in the trust account could become subject to the claims of Waldencast’s creditors, if any, which could have priority over the claims of the public shareholders, regardless of whether such public shareholder votes or, if they do vote, irrespective of if they vote for or against the BCA Proposal. Therefore, the per share distribution from the trust account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote, how you vote, on any proposal, including the BCA Proposal, will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to public shareholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.
Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the BCA Proposal at the extraordinary general meeting. If you deliver your shares for redemption to Continental, Waldencast’s transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that Waldencast’s transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Continental, Waldencast’s transfer agent, at the phone number or address listed at the end of this section.
Any corrected or changed written exercise of redemption rights must be received by Continental, Waldencast’s transfer agent, prior to the vote taken on the Obagi Merger Proposal and the Milk Transaction Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to Continental, Waldencast’s transfer agent, at least two business days prior to the vote at the extraordinary general meeting.
If a holder of public shares properly makes a request for redemption and the public shares are delivered as described above, then, if the Business Combination is consummated, Waldencast plc will redeem the public shares for a pro rata portion of funds deposited in the trust account, calculated as of two business days prior to the consummation of the Business Combination. The redemption will take place following the Domestication and, accordingly, it is Waldencast plc Class A ordinary shares that will be redeemed immediately after consummation of the Business Combination.
If you are a holder of public shares and you exercise your redemption rights, such exercise will not result in the loss of any warrants that you may hold.
Q:	If I am a holder of units, can I exercise redemption rights with respect to my units?
A:
No. Holders of issued and outstanding units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact Continental, Waldencast’s transfer agent, directly and instruct them to do so. You are requested to cause your public shares to be separated and delivered to Continental, Waldencast’s transfer agent, by    , Eastern Time, on    , 2022 (two business days before the extraordinary general meeting) in order to exercise your redemption rights with respect to your public shares.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?
A:
The receipt of cash by a U.S. holder of Waldencast Class A ordinary shares in redemption of such shares will be a taxable transaction for U.S. federal income tax purposes. Please see the section entitled “U.S. Federal Income Tax

Considerations—Effects to U.S. Holders of Exercising Redemption Rights” for additional information. You are urged to consult your tax advisors regarding the tax consequences of exercising your redemption rights.
Q:	What happens to the funds deposited in the trust account after consummation of the Business Combination?
A:
Following the closing of Waldencast’s initial public offering, an amount equal to $345.0 million ($10.00 per unit) of the net proceeds from Waldencast’s initial public offering and the sale of the private placement warrants (inclusive of the partial exercise by the underwriters of the over-allotment option) was placed in the trust account. As of December 31, 2021, funds in the trust account totaled $345.1 million and were comprised entirely of U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the Closing), (2) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Cayman Constitutional Documents to modify the substance or timing of Waldencast’s obligation to redeem 100% of the public shares if it does not complete a business combination by March 18, 2023, or (3) the redemption of all of the public shares if Waldencast is unable to complete a business combination by March 18, 2023 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law.

Upon consummation of the Business Combination, the funds deposited in the trust account will be released to pay holders of Waldencast public shares who properly exercise their redemption rights; to pay transaction fees and expenses associated with the Business Combination; and for working capital and general corporate purposes of Waldencast plc following the Business Combination. See the section entitled “Summary of the Proxy Statement/Prospectus — Sources and Uses of Funds for the Business Combination.”
Q:	What happens if a substantial number of the public shareholders vote in favor of the Obagi Merger Proposal and the Milk Transaction Proposal and exercise their redemption rights?
A:
Our public shareholders are not required to vote in respect of the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the trust account and the number of public shareholders are reduced as a result of redemptions by public shareholders.

The (i) Obagi Merger Agreement provides that the obligation of Obagi to consummate the Obagi Merger is conditioned on, among other things, that as of the Closing, the Obagi Cash Consideration must equal or exceed $327.5 million minus the Obagi Transaction Expenses Overage (ii) Milk Equity Purchase Agreement provides that the obligation of Milk to consummate the Milk Transaction is conditioned on, among other things, that as of the Closing, the Milk Cash Consideration must equal or exceed $112.5 million, and each of the Transaction Agreements provides that the obligations of Obagi and Milk, respectively, to consummate the Obagi Merger and Milk Transaction, respectively, are conditioned on, among other things, that after the completion of the transactions contemplated by such agreements, Waldencast plc will have an amount in cash equal to or greater than $50.0 million. If there are significant redemptions by public shareholders, then one or more of the Minimum Cash Conditions may not be satisfied. In the event any of the Minimum Cash Conditions are not satisfied, the Business Combination could not be consummated unless Obagi and/or Milk, as applicable, waives the Minimum Cash Condition.
In addition, pursuant to the Cayman Constitutional Documents, in no event will we redeem public shares in an amount that would cause Waldencast’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Investment Amount and the Forward Purchase Amount actually received by Waldencast prior to or substantially concurrently with the Closing) to be less than $5,000,001.
Q:	What conditions must be satisfied to complete the Business Combination?
A:
The Obagi Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Obagi Merger Agreement and related agreements and transactions by the respective shareholders of Waldencast and Obagi, (ii) effectiveness of the Registration Statement, (iii) expiration or termination of the waiting period under the HSR Act, (iv) receipt of approval for listing on

Nasdaq of the Waldencast plc Class A ordinary shares to be issued in connection with the Obagi Merger, (v) that Waldencast have at least $5,000,001 of net tangible assets upon Closing (inclusive of the PIPE Investment Amount and the Forward Purchase Amount actually received by Waldencast prior to or substantially concurrently with the Closing), (vi) the absence of any injunctions or adoption of any laws prohibiting the Obagi Merger, (vii) the Milk Equity Purchase Agreement closing conditions being satisfied, (viii) the completion of the Obagi China Distribution, (ix) the completion of the Domestication, (x) that a material adverse effect on Obagi will not have occurred and (xi) customary bringdown of the representations, warranties and covenants of the parties therein.
The Milk Equity Purchase Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Milk Transaction and related agreements and transactions by the respective shareholders of Waldencast, (ii) effectiveness of the Registration Statement, (iii) expiration or termination of the waiting period under the HSR Act, (iv) receipt of approval for listing on Nasdaq of the Waldencast plc Class A ordinary shares to be issued in connection with the Milk Transaction, (v) that Waldencast have at least $5,000,001 of net tangible assets upon Closing (inclusive of the PIPE Investment Amount and the Forward Purchase Amount actually received by Waldencast prior to or substantially concurrently with the Closing), (vi) the absence of any injunctions or adoption of any laws prohibiting the Milk Transaction, (vii) the Obagi Merger Agreement closing conditions being satisfied, (viii) the completion of the Domestication, (ix) that a material adverse effect on Milk will not have occurred and (x) customary bringdown of the representations, warranties and covenants of the parties therein.
The (i) Obagi Merger Agreement provides that the obligation of Obagi to consummate the Obagi Merger is conditioned on, among other things, that as of the Closing, the Obagi Cash Consideration must equal or exceed $327.5 million minus the Obagi Transaction Expenses Overage (ii) Milk Equity Purchase Agreement provides that the obligation of Milk to consummate the Milk Transaction is conditioned on, among other things, that as of the Closing, the Milk Cash Consideration must equal or exceed $112.5 million, and each of the Transaction Agreements provides that the obligations of Obagi and Milk, respectively, to consummate the Obagi Merger and Milk Transaction, respectively, are conditioned on, among other things, that after the completion of the transactions contemplated by such agreements, Waldencast plc will have an amount in cash equal to or greater than $50.0 million. If there are significant redemptions by public shareholders, then one or more of the Minimum Cash Conditions may not be satisfied. In the event any of the Minimum Cash Conditions are not satisfied, the Business Combination could not be consummated unless Obagi and/or Milk, as applicable, waives the Minimum Cash Condition.
In addition, pursuant to the Cayman Constitutional Documents, in no event will Waldencast redeem public shares in an amount that would cause Waldencast’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Investment Amount and the Forward Purchase Amount actually received by Waldencast prior to or substantially concurrently with the Closing) to be less than $5,000,001.
For more information about conditions to the consummation of the Business Combination, see the sections entitled “BCA Proposal — Obagi Merger Proposal — The Obagi Merger Agreement” and “BCA Proposal — Milk Transaction Proposal — The Milk Equity Purchase Agreement.”
Q:	When do you expect the Business Combination to be completed?
A:
It is currently expected that the Business Combination will be consummated in the first half of 2022. This date depends, among other things, on the approval of the proposals to be put to Waldencast shareholders at the extraordinary general meeting. However, such meeting could be adjourned if the Adjournment Proposal is adopted by Waldencast’s shareholders at the extraordinary general meeting and Waldencast elects to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting. For a description of the conditions for the completion of the Business Combination, see the sections entitled “BCA Proposal — Obagi Merger Proposal — The Obagi Merger Agreement” and “BCA Proposal — Milk Transaction Proposal — The Milk Equity Purchase Agreement.”

Q:	What happens if the Business Combination is not consummated?
A:
Waldencast will not complete the Domestication to Jersey unless all other conditions to the consummation of the Business Combination have been satisfied or waived by the parties in accordance with the terms of the

Transaction Agreements. If Waldencast is not able to complete the Business Combination with Obagi and Milk by March 18, 2023, and is not able to complete another business combination by such date, in each case, as such date may be extended pursuant to the Cayman Constitutional Documents, Waldencast will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible, but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $0.1 million of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board, dissolve and liquidate, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
Q:	Do I have appraisal rights in connection with the proposed Business Combination and the proposed Domestication?
A:
Neither Waldencast’s shareholders nor Waldencast’s warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the Jersey Companies Law. Under the Jersey Companies Law, dissenting shareholders of a Jersey company have no appraisal rights that would provide the right to receive payment in cash for the judicially determined fair value of the shares. However, under Jersey law, dissenting shareholders may, following the Domestication, object to the Royal Court of Jersey on the grounds they are unfairly prejudiced by the proposed Business Combination and the proposed Domestication.

Q:	What do I need to do now?
A:
Waldencast urges you to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a shareholder or warrant holder. Waldencast’s shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:	How do I vote?
A:
If you are a holder of record of ordinary shares on the Record Date for the extraordinary general meeting, you may vote in person at the extraordinary general meeting or by submitting a proxy for the extraordinary general meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote in person, obtain a valid proxy from your broker, bank or nominee.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?
A:
No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent, and you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or nominee as to how to vote your shares. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. We believe all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares and you should instruct your broker to vote your shares in accordance with directions you provide. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.
Q:	When and where will the extraordinary general meeting be held?
The extraordinary general meeting will be held at    , Eastern Time, on    , 2022, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, NY 10001, or virtually via live webcast at https://www.cstproxy.com/waldencast/2022, or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.
Q:	Who is entitled to vote at the extraordinary general meeting?
A:
The Waldencast board of directors has fixed    , 2022 as the Record Date for the extraordinary general meeting. If you were a shareholder of Waldencast at the close of business on the Record Date, you are entitled to vote on matters that come before the extraordinary general meeting. However, a shareholder may only vote his or her shares if he or she is present in person or is represented by proxy at the extraordinary general meeting.

Q:	How many votes do I have?
A:
Waldencast shareholders are entitled to one vote at the extraordinary general meeting for each ordinary share held of record as of the Record Date. As of the close of business on the Record Date for the extraordinary general meeting, there were    ordinary shares issued and outstanding, of which    were issued and outstanding public shares.

Q:	What constitutes a quorum?
A:
A quorum of Waldencast shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. As of the Record Date for the extraordinary general meeting, 21,562,501 ordinary shares would be required to achieve a quorum.

Q:	What vote is required to approve each proposal at the extraordinary general meeting?
A:	The following votes are required for each proposal at the extraordinary general meeting:
•
Obagi Merger Proposal: The approval of the Obagi Merger Proposal requires an ordinary resolution under the Cayman Constitutional Documents, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•
Milk Transaction Proposal: The approval of the Milk Transaction Proposal requires an ordinary resolution under the Cayman Constitutional Documents, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•
Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under the Cayman Constitutional Documents and the Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•
Organizational Documents Proposals: The separate approval of each of the Organizational Documents Proposals A and D requires a special resolution under the Cayman Constitutional Documents and the Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting and the separate approval of each of the Organizational Documents Proposals B and C requires an ordinary resolution under the Cayman Constitutional Documents and the Cayman Islands Companies Act, being the affirmative vote of holders of at least a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•
Director Election Proposal: The approval of the Director Election Proposal requires an ordinary resolution of the holders of Waldencast Class B ordinary shares under the Cayman Constitutional Documents, such holders being the Sponsor and the Investor Directors, being the affirmative vote of a majority of the Waldencast Class B ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•
Stock Issuance Proposal: The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•
Milk Issuance Proposal: The approval of the Milk Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•
Incentive Award Plan Proposal: The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•
Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Q:	What are the recommendations of Waldencast’s board of directors?
A:
Waldencast’s board of directors believes that the Obagi Merger Proposal, the Milk Transaction Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Waldencast’s shareholders and unanimously recommends that its shareholders and, in the case of the Director Election Proposal, its shareholders holding Waldencast Class B ordinary shares, vote “FOR” the Obagi Merger Proposal, “FOR” the Milk Transaction Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Milk Issuance Proposal, “FOR” the Incentive Award Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of Waldencast’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Waldencast and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Waldencast’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of Waldencast’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.
Q:	How does the Sponsor intend to vote their shares?
A:
The Sponsor and the Investor Directors have agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and the Investor Directors have agreed to, among other things, vote in favor of the Transaction Agreements and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Obagi Sponsor Support Agreement and the Milk Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them as contemplated by the Letter Agreement. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and Investor Directors own 20% of the issued and outstanding ordinary shares.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, Obagi, Milk or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of Waldencast’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Obagi, Milk or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Obagi Merger Proposal, the Milk Transaction Proposal, Organizational Documents Proposals B and C, the Stock Issuance Proposal, the Milk Issuance Proposal, Incentive Award Plan Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of a majority of the Waldencast Class B ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Director Election Proposal, (3) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and each of the Organizational Documents Proposals A and D, (4) satisfaction of the Minimum Cash Conditions, (5) otherwise limiting the number of public shares electing to redeem and (6) Waldencast’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Investment Amount and the Forward Purchase Amount actually received by Waldencast prior to or substantially concurrently with the Closing) being at least $5,000,001. However, any public shares purchased by the Sponsor or any of its affiliates pursuant to such share purchases or other transactions will not be voted in favor of any of the Condition Precedent Proposals.
Entering into any such arrangements may have a depressive effect on our ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. Waldencast will file or submit a Current Report on Form 6-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
The existence of financial and personal interests of one or more of Waldencast’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Waldencast and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Waldencast’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of Waldencast’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.
Q:	What happens if I sell my Waldencast ordinary shares before the extraordinary general meeting?
A:
The Record Date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your public shares after the applicable Record Date, but before the extraordinary general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such general meeting but the transferee, and not you, will have the ability to redeem such shares (if time permits).

Q:	May I change my vote after I have mailed my signed proxy card?
A:
Yes. Shareholders may send a later-dated, signed proxy card to Waldencast’s Secretary at Waldencast’s address set forth below so that it is received by Waldencast’s Secretary prior to the vote at the extraordinary general

meeting (which is scheduled to take place on    , 2022) or attend the extraordinary general meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to Waldencast’s Secretary, which must be received by Waldencast’s Secretary prior to the vote at the extraordinary general meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.
Q:	What happens if I fail to take any action with respect to the extraordinary general meeting?
A:
If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is approved by shareholders and the Business Combination is consummated, you will become a shareholder or warrant holder of Waldencast plc. If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is not approved, you will remain a shareholder or warrant holder of Waldencast. However, if you fail to vote with respect to the extraordinary general meeting, you will nonetheless be able to elect to redeem your public shares in connection with the Business Combination (if time permits).

Q:	What should I do with my share certificates, warrant certificates or unit certificates?
A:
Our shareholders who exercise their redemption rights must deliver (either physically or electronically) their share certificates to Continental, Waldencast’s transfer agent, prior to the extraordinary general meeting.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on    , 2022 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.
Our warrant holders should not submit the certificates relating to their warrants. Public shareholders who do not elect to have their public shares redeemed for the pro rata share of the trust account should not submit the certificates relating to their public shares.
Upon the Domestication, holders of Waldencast units, Waldencast Class A ordinary shares, Waldencast Class B ordinary shares and Waldencast warrants will receive Waldencast plc Class A ordinary shares and Waldencast plc warrants, as the case may be, without needing to take any action and, accordingly, such holders should not submit any certificates relating to their Waldencast units, Waldencast Class A ordinary shares (unless such holder elects to redeem the public shares in accordance with the procedures set forth above), Waldencast Class B ordinary shares or Waldencast warrants.
Q:	What should I do if I receive more than one set of voting materials?
A:
Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your ordinary shares.

Q:	Who will solicit and pay the cost of soliciting proxies for the extraordinary general meeting?
A:
Waldencast will pay the cost of soliciting proxies for the extraordinary general meeting. Waldencast has engaged Morrow to assist in the solicitation of proxies for the extraordinary general meeting. Waldencast has agreed to pay Morrow a fee of up to $  , plus disbursements (to be paid with non-trust account funds). Waldencast will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Waldencast Class A ordinary shares for their expenses in forwarding soliciting materials to beneficial owners of Waldencast Class A ordinary shares and in obtaining voting instructions from those owners. Waldencast’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	Where can I find the voting results of the extraordinary general meeting?
A:
The preliminary voting results will be expected to be announced at the extraordinary general meeting. Waldencast will publish final voting results of the extraordinary general meeting in a Current Report on Form 6-K within four business days after the extraordinary general meeting.

Q:	Who can help answer my questions?
A:
If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus, any document incorporated by reference in this proxy statement/prospectus or the enclosed proxy card, you should contact:

Morrow Sodali LLC, 333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
E-Mail: WALD.info@investor.morrowsodali.com
You also may obtain additional information about Waldencast from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information; Incorporation by Reference.” If you are a holder of public shares and you intend to seek redemption of your public shares, you will need to deliver your public shares (either physically or electronically) to Continental, Waldencast’s transfer agent, at the address below prior to the extraordinary general meeting. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on    , 2022 (two business days before the extraordinary general meeting) in order for their shares to be redeemed. If you have questions regarding the certification of your position or delivery of your stock, please contact:
Continental Stock Transfer & Trust Company, One State Street Plaza, 30th floor
New York, NY 10004
Attention: Mark Zimkind
E-Mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the extraordinary general meeting, including the Business Combination, you should read this proxy statement/prospectus, including the Annexes and other documents referred to herein, carefully and in their entirety. The Transaction Agreements are the primary legal documents that govern the Business Combination and the other transactions that will be undertaken in connection with the Business Combination. The Obagi Merger Agreement is also described in detail in this proxy statement/prospectus in the section entitled “BCA Proposal — Obagi Merger Proposal — The Obagi Merger Agreement.” The Milk Equity Purchase Agreement is also described in detail in this proxy statement/prospectus in the section entitled “BCA Proposal — Milk Transaction Proposal — The Milk Equity Purchase Agreement.”
Unless otherwise specified, all share calculations (1) assume no exercise of redemption rights by the public shareholders in connection with the Business Combination and (2) do not include any shares issuable upon the exercise of the warrants.
Combined Business Summary
The Parties to the Business Combination
Waldencast
Waldencast is a blank check company incorporated on December 8, 2020 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Waldencast has neither engaged in any operations nor generated any revenue to date. Based on Waldencast’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.
On March 18, 2021, Waldencast consummated its initial public offering of its units, with each unit consisting of one Waldencast Class A ordinary share and one-third of one public warrant. Simultaneously with the closing of the initial public offering, Waldencast completed the private sale of 5,933,333 private placement warrants at a purchase price of $1.50 per private placement warrant to the Sponsor, generating gross proceeds to us of $8.9 million. The private placement warrants are identical to the warrants sold as part of the units in Waldencast’s initial public offering except that, so long as they are held by the Sponsor or its permitted transferees: (1) they will not be redeemable by Waldencast; (2) they (including the shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of Waldencast’s initial business combination; (3) they may be exercised by the holders on a cashless basis; and (4) they (including the shares issuable upon exercise of these warrants) are entitled to registration rights.
Following the closing of Waldencast’s initial public offering, a total of $345.0 million ($10.00 per unit) of the net proceeds from its initial public offering and the sale of the private placement warrants (inclusive of the partial exercise by the underwriters of the over-allotment option) was placed in the trust account. The proceeds held in the trust account may be invested by the trustee only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. As of December 31, 2021, funds in the trust account totaled $345.1 million. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the closing of the Business Combination), (2) the redemption of any public shares properly tendered in connection with a shareholder vote to amend Waldencast’s Amended and Restated Memorandum and Articles of Association to modify the substance or timing of Waldencast’s obligation to redeem 100% of the public shares if it does not complete a business combination by March 18, 2023, or (3) the redemption of all of the public shares if Waldencast is unable to complete a business combination by March 18, 2023 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law.
The Waldencast units, Waldencast Class A ordinary shares and Waldencast warrants are currently listed on The Nasdaq Stock Market under the symbols “WALDU,” “WALD” and “WALDW,” respectively.
Waldencast’s principal executive office is located at 10 Bank Street, Suite 560, White Plains, NY 10606. Its telephone number is (917) 546-6828. Waldencast’s corporate website address is https://www.waldencast.com/.

Waldencast’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.
Merger Sub
Merger Sub is a Cayman Islands exempted company limited by shares and a wholly owned subsidiary of Holdco 2 and an indirect wholly owned subsidiary of Waldencast. Merger Sub does not own any material assets or operate any business.
Waldencast LP
Waldencast LP is a Cayman Islands exempted limited partnership and a wholly owned subsidiary of Waldencast. Waldencast LP does not own any material assets or operate any business. Following the consummation of the Business Combination, Waldencast LP will become the operating company in the combined company’s “Up-C” structure and will hold the equity interests in Obagi and Milk.
Holdco 1
Obagi Holdco 1 Limited (“Holdco 1”) is a limited company incorporated under the laws of Jersey and a wholly owned subsidiary of Waldencast. Holdco 1 does not own any material assets or operate any business.
Holdco 2
Obagi Holdco 2 Limited (“Holdco 2”) is a limited company incorporated under the laws of Jersey and a wholly owned subsidiary of Holdco 1. Holdco 2 does not own any material assets or operate any business.
Obagi
Obagi is a Cayman Islands exempted company limited by shares that is headquartered in Long Beach, California. Obagi is a pioneer of the professional skincare category and its products are rooted in research and skin biology. Obagi develops, markets and sells innovative skin health products in more than 60 countries around the world. Obagi’s collection of products includes the following brands, with more than 200 products sold throughout the medical, spa and retail channels: Obagi Medical®, Obagi Clinical®, Obagi Professional™ and Skintrinsiq™. While Obagi’s product portfolio consists predominantly of cosmetic and over-the-counter (“OTC”) drug products, the company does offer prescription-strength drug products, which require approval from the U.S. Food and Drug Administration (the “FDA”) prior to marketing. Neither Waldencast nor Obagi has sought or obtained FDA pre-market approval or foreign regulatory authorities’ authorization for any of Obagi’s products, including the Skintrinsiq device, which Obagi believes does not require marketing authorization from the FDA. These prescription-strength products include the Obagi Nu-Derm System and related products, some of which contain a 4% concentration of the ingredient hydroquinone (“HQ”). These products are marketed as prescription-use only drugs but have not received marketing authorization from the FDA or other regulatory authorities. The FDA has historically utilized a risk-based enforcement approach with respect to drugs marketed without the required New Drug Application (“NDA”) in accordance with a Compliance Policy Guide (“CPG”) it issued in 2006 and subsequently amended in 2011, in which the FDA announced a drug safety initiative to remove unapproved drugs from the market, and established enforcement priorities and a policy of enforcement discretion with respect to marketed unapproved products. Obagi believes its prescription-only HQ products do not fall within the categories of unapproved drugs for which the FDA has indicated it prioritizes enforcement. Neither Waldencast nor Obagi has received any communications from the FDA or any similar regulatory authorities regarding its HQ or any of its other products. However, whether due to safety concerns or otherwise, in the future the FDA may choose to pursue an enforcement action against Waldencast and/or Obagi and determine that its HQ products should be removed from the market until Waldencast or Obagi, as applicable, obtains FDA approval of the required NDA. Although Obagi’s prescription-only HQ products are made with 4% HQ, the FDA has historically expressed concerns regarding the safety of 2% HQ products sold on an OTC basis. In addition, the CARES Act implemented a number of changes to regulation of OTC drugs, one of which prohibited the sale of HQ (at any concentration level) from being marked in the U.S. as an OTC drug without FDA approval effective September 2020. On April 19, 2022, the FDA announced that it had issued warning letters to 12 companies for continuing to sell 2% HQ products on an OTC basis in violation of the CARES Act. The FDA’s announcement also cited reports describing serious side effects associated with the use of skin lightening products containing HQ, including reports of skin rashes, facial swelling, and ochronosis (discoloration of the skin). The FDA’s safety concerns regarding these lower-concentration OTC HQ products could prompt the FDA to assert that Obagi’s higher-concentration, prescription-only HQ products represent a higher priority for enforcement pursuant to the active CPG. In addition, Obagi’s prescription-only products are not currently available in pharmacies. Certain states, including Massachusetts, Montana, New Hampshire, New York and Texas, prohibit physicians from dispensing prescription products without a pharmacy or other license or authorization, permitting dispensing of such products only in certain limited circumstances. For these states Obagi offers alternate products under its Obagi Nu-Derm Fx® and Obagi-C Fx product lines that contain the skin brightening ingredient arbutin rather than 4% HQ. Further, Obagi is aware that the state of Texas and Puerto Rico, as well as certain credit card authorization vendors, have taken action against physician customers who sell Obagi’s prescription products to patients over the Internet. Most of these physicians ceased selling the prescription products online, offering them only in office to patients, and/or chose to sell Obagi’s alternate arbutin products online instead. These actions have not had a material impact on Obagi’s sales or net revenue. The Obagi Nu-Derm System and related products accounted for approximately 24.5% and 32.6% of net revenue for the years ended December 31, 2021 and 2020 respectively. For further details, see the section entitled “Information About Obagi — Corporate Information — Obagi Products — Obagi Medical.”
Milk
Milk is a leading, award-winning clean prestige makeup brand with unique products, a dedicated following among Gen-Z consumers and an emerging global presence. Milk has achieved significant growth thus far but believes even more significant growth opportunities remain in terms of building awareness, product and category expansion, channel expansion and regional expansion.
Milk believes that its inclusive brand values, “clean” product philosophy and commitments to sustainability and philanthropy are at the zeitgeist of what will motivate the next generation of beauty consumers around the world, and that these values and product attributes will only become more relevant. Milk believes that its ability to authentically connect with youth culture while developing unique, effective and easy to use products that are also 100% vegan, clean and cruelty-free sets it apart from other brands.
Milk was launched in 2016 with the goal of building a global movement to challenge and broaden the definition of beauty. Community and self-expression are at the heart of everything Milk does. Milk believes that it’s not how you wear your makeup, it’s what you do in it that matters. This ethos is captured in Milk’s brand signature, “Live Your Look”.
Proposals to be Put to the Shareholders of Waldencast at the Extraordinary General Meeting
The following is a summary of the proposals to be put to the extraordinary general meeting of Waldencast and certain transactions contemplated by the Transaction Agreements. Each of the proposals below, except the Adjournment Proposal, is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus. The transactions contemplated by the Transaction Agreements will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting.
Obagi Merger Proposal
Waldencast is asking its shareholders to approve by ordinary resolution and adopt the Agreement and Plan of Merger, dated as of November 15, 2021, by and among Waldencast, Merger Sub and Obagi, a copy of which is attached to this proxy statement/prospectus as Annex A. The Obagi Merger Agreement provides, among other things, following the Domestication of Waldencast to Jersey as described below, for the merger of Merger Sub with and into Obagi, with Obagi surviving the merger as a wholly owned subsidiary of Holdco 2 and an indirect wholly owned subsidiary of Waldencast plc, in accordance with the terms and subject to the conditions of the Obagi Merger Agreement as more fully described elsewhere in this proxy statement/prospectus. After consideration of the factors identified and discussed in the section entitled “BCA Proposal — Waldencast’s Board of Directors’ Reasons for the Business Combination,” Waldencast’s board of directors concluded that the Obagi Merger met all of the requirements disclosed in the prospectus for Waldencast’s initial public offering, including that the business of Obagi and its subsidiaries had a fair market value equal to at least 80% of the net assets held in trust (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust). For more information about the transactions contemplated by the Obagi Merger Agreement, see the section entitled “Obagi Merger Proposal.”

Aggregate Obagi Merger Consideration
At the Obagi Merger Effective Time (after giving effect to the Obagi Pre-Closing Restructuring, as more fully described in the Obagi Merger Agreement and elsewhere in this proxy statement/prospectus), among other things, each outstanding share of Obagi Common Stock as of immediately prior to the Obagi Merger Effective Time (other than in respect of excluded shares as described more fully in the Obagi Merger Agreement) will be cancelled and converted into the right to receive, (a) an amount in cash equal to the quotient obtained by dividing (i) the Obagi Cash Consideration by (ii) the number of Aggregate Fully Diluted Obagi Common Shares ; and (b) a number of Waldencast plc Class A ordinary shares equal to the quotient obtained by dividing (i) the Obagi Stock Consideration by (ii) the number of Aggregate Fully Diluted Obagi Common Shares that will represent, in the aggregate, a pre-transaction equity value of Obagi of $655.0 million (the “Aggregate Obagi Merger Consideration”). At the Obagi Merger Effective Time, (i) all Obagi Options will be converted into Waldencast plc Options, subject to substantially the same terms and conditions as are in effect with respect to such Obagi Options immediately prior to the Obagi Merger Effective Time; provided that any Obagi Options that have an exercise price per share that is equal to or greater than the Obagi Per Share Merger Consideration will be cancelled without consideration, and (ii) all Obagi RSUs will be converted into Waldencast plc RSUs, subject to substantially the same terms and conditions as are in effect with respect to such Obagi RSUs immediately prior to the Obagi Merger Effective Time. The foregoing determinations do not take into account any additional equity incentive compensation awards that may subsequently be granted. See the section entitled “Obagi Merger Proposal — The Obagi Merger Agreement — Consideration.”
Closing Conditions
The Obagi Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Obagi Merger Agreement and related agreements and transactions by the respective shareholders of Waldencast and Obagi, (ii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part (the “Registration Statement”), (iii) expiration or termination of the waiting period under the HSR Act, (iv) receipt of approval for listing on Nasdaq of the Waldencast plc Class A ordinary shares to be issued in connection with the Obagi Merger, (v) that Waldencast have at least $5,000,001 of net tangible assets upon Closing (inclusive of the PIPE Investment Amount and the Forward Purchase Amount actually received by Waldencast prior to or substantially concurrently with the Closing), (vi) the absence of any injunctions or adoption of any laws prohibiting the Obagi Merger, (vii) the Milk Equity Purchase Agreement closing conditions being satisfied (viii) the completion of the Obagi China Distribution, (ix) the completion of the Domestication, (x) a material adverse effect on Obagi will not have occurred and (xi) customary bringdown of the representations, warranties and covenants of the parties therein.
The Obagi Merger Agreement provides that the obligation of Obagi to consummate the Obagi Merger is conditioned on, among other things, (i) that as of the Closing, the Obagi Cash Consideration must equal or exceed $327.5 million minus the Obagi Transaction Expenses Overage (the “Obagi Minimum Cash Consideration Condition”) and (ii) that after the completion of the transactions contemplated by such agreement, Waldencast plc will have an amount in cash equal to or greater than $50.0 million (together with the Obagi Minimum Cash Consideration Condition, the “Obagi Minimum Cash Conditions”). If there are significant redemptions by public shareholders, then one or more of the Obagi Minimum Cash Conditions may not be satisfied. In the event any of the Obagi Minimum Cash Conditions are not satisfied, the Obagi Merger could not be consummated unless Obagi waives the Obagi Minimum Cash Conditions. In addition, pursuant to the Cayman Constitutional Documents, in no event will Waldencast redeem public shares in an amount that would cause Waldencast plc’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Investment Amount and the Forward Purchase Amount (each as defined herein) actually received by Waldencast prior to or substantially concurrently with the Closing) to be less than $5,000,001.
For further details, see the sections entitled “BCA Proposal — Obagi Merger Proposal — The Obagi Merger Agreement.”
Milk Transaction Proposal
Waldencast is asking its shareholders to approve by ordinary resolution and adopt the Equity Purchase Agreement, dated as of November 15, 2021, by and among Waldencast, Waldencast LP, Holdco 1, Milk, the members of Milk and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative, agent and attorney-in-fact of the Milk Members. After consideration of the factors identified and discussed in the section entitled “BCA Proposal — Waldencast’s Board of Directors’ Reasons for the Business Combination,” Waldencast’s board of directors concluded that the Milk Transaction met all of the requirements disclosed in the prospectus for Waldencast’s initial public offering, including that the business of Milk and its subsidiaries had a fair market value equal to at least 80% of the net assets held in trust (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust). For more information about the transactions contemplated by the Milk Equity Purchase Agreement, see the section entitled “BCA Proposal — Milk Transaction Proposal — The Milk Equity Purchase Agreement.”
Aggregate Milk Transaction Consideration
At the Milk Transaction Effective Time, (after giving effect to the Milk Pre-Closing Restructuring and the Obagi Merger, as more fully described in the Milk Equity Purchase Agreement and elsewhere in this proxy statement/prospectus), among other things, (a) Holdco 1 will purchase from the Milk Members a percentage of the outstanding Milk Membership Units in exchange for (i) the Milk Cash Consideration and (ii) a number of Waldencast plc Non-Economic ordinary shares equal to the Milk Equity Consideration and (b) Waldencast LP will purchase from the Milk Members the remainder of the outstanding Membership Units in exchange for the Milk Equity Consideration, which will represent, in the aggregate, a pre-transaction equity value of Milk of $340.0 million (the “Aggregate Milk Transaction Consideration”). The issuances of the Milk Equity Consideration and the Waldencast plc Non-Economic ordinary shares will be exempt from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. Following its acquisition of Milk Membership Units, Holdco 1 will contribute such units to Waldencast LP. All Milk Options will be converted into Waldencast plc Options and all Milk UARs will be converted into Waldencast plc SARs, in each case, subject to substantially the same terms and conditions as are in effect with respect to such Milk Option and Milk UAR, as applicable, immediately prior to the Milk Transaction Effective Time; provided that any Milk Options that have an exercise price per share that is equal to or greater than the Milk Per Unit Transaction Consideration, and any Milk UARs that have a strike price per share that is equal to or greater than the Milk Per Unit Transaction Consideration, will be cancelled without consideration. The foregoing determinations do not take into account any additional equity incentive compensation awards that may subsequently be granted or (i) any Milk Option with an exercise price per share that is equal to or greater than the Milk Per Unit Transaction Consideration or (ii) any Milk UAR with a strike price per share that is equal to or greater than the Milk Per Unit Transaction Consideration, and also assume that all other outstanding Milk Options are exercised immediately before the Milk Transaction Effective Time for the net number of shares subject to the option after deduction of the applicable exercise price and that all Milk UARs are settled immediately before the Milk Transaction Effective Time for the number of shares subject to such Milk UARs. See the section entitled “BCA Proposal — Milk Transaction Proposal — The Milk Equity Purchase Agreement — Consideration.”
Closing Conditions
The Milk Equity Purchase Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Milk Transaction and related agreements and transactions by the shareholders of Waldencast, (ii) effectiveness of the Registration Statement, (iii) expiration or termination of the waiting period under the HSR Act, (iv) receipt of approval for listing on Nasdaq of the Waldencast plc Class A ordinary shares to be issued in connection with the Obagi Merger, (v) that Waldencast have at least $5,000,001 of net tangible assets upon Closing (inclusive of the PIPE Investment Amount and the Forward Purchase Amount actually received by Waldencast prior to or substantially concurrently with the Closing), (vi) the absence of any injunctions or adoption of any laws prohibiting the Milk Transaction, (vii) the Obagi Merger Agreement closing conditions being satisfied, (viii) the completion of the Domestication, (ix) a material adverse effect on Milk will not have occurred and (x) customary bringdown of the representations, warranties and covenants of the parties therein.
The Milk Equity Purchase Agreement provides that the obligations of Milk to consummate the Milk Transaction is conditioned on, among other things, (i) that as of the Closing, the Milk Cash Consideration must equal or exceed $112.5 million (the “Milk Minimum Cash Consideration Condition”) and (ii) that after the completion of the transactions contemplated by such agreement, Waldencast plc will receive the Minimum Available Waldencast Cash Amount (together with the Milk Minimum Cash Consideration Condition, the “Milk Minimum Cash Conditions”). If there are significant redemptions by public shareholders, then one or more of the Milk Minimum Cash Conditions may not be satisfied. In the event any of the Milk Minimum Cash Conditions are not satisfied, the Milk Transaction could not be consummated unless Milk waives the Milk Minimum Cash Conditions. In addition, pursuant to the

Cayman Constitutional Documents, in no event will Waldencast redeem public shares in an amount that would cause Waldencast plc’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Investment Amount and the Forward Purchase Amount (each as defined herein) actually received by Waldencast prior to or substantially concurrently with the Closing) to be less than $5,000,001.
For further details, see the sections entitled “BCA Proposal — Milk Transaction Proposal — The Milk Equity Purchase Agreement.”
Upon consummation of the Business Combination, the combined company will be organized in an “Up-C” structure. The equity interests of Obagi and Milk will be held by Waldencast LP. Waldencast plc’s interests in Obagi and Milk will be held through its wholly-owned subsidiaries, Holdco 1 and Waldencast LP.
Domestication Proposal
If the Obagi Merger Proposal and the Milk Transaction Proposal are approved, then Waldencast is asking its shareholders to approve by special resolution the Domestication Proposal. As a condition to closing the Business Combination pursuant to the terms of the Transaction Agreements, the board of directors of Waldencast has unanimously approved the Domestication Proposal. The Domestication Proposal, if approved, will authorize a change of Waldencast’s jurisdiction of incorporation from the Cayman Islands to Jersey. Accordingly, while Waldencast is currently governed by the Cayman Islands Companies Act, upon the Domestication, Waldencast plc will be governed by the Jersey Companies Law. There are differences between Cayman Islands corporate law and Jersey corporate law as well as the Cayman Constitutional Documents and the Proposed Constitutional Document. Accordingly, Waldencast encourages shareholders to carefully review the information in the section entitled “Comparison of Corporate Governance and Shareholder Rights.”
As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding Waldencast Class A ordinary shares will convert automatically, on a one-for-one basis, into a Waldencast plc Class A ordinary share, (2) each of the then issued and outstanding Waldencast Class B ordinary shares will convert automatically, on a one-for-one basis, into a Waldencast plc Class A ordinary share, (3) each then issued and outstanding Waldencast warrant will convert automatically into a Waldencast plc warrant, pursuant to the Warrant Agreement and (4) each Waldencast unit will be cancelled and will entitle the holder thereof to one Waldencast plc Class A ordinary share and one-third of one Waldencast plc warrant. For further details, see the section entitled “Domestication Proposal.”
Organizational Documents Proposals
If the Obagi Merger Proposal, the Milk Transaction Proposal and the Domestication Proposal are approved, Waldencast will ask its shareholders to approve four separate proposals (collectively, the “Organizational Documents Proposals”), by special resolution in the case of Organizational Documents Proposal A and D and by ordinary resolution in the case of Organizational Documents Proposals B and C in connection with the replacement of the Cayman Constitutional Documents, under the Cayman Constitutional Documents and the Cayman Islands Companies Act, with the Proposed Constitutional Document, under the Jersey Companies Law. Waldencast’s board has unanimously approved each of the Organizational Documents Proposals and believes such proposals are necessary to adequately address the needs of Waldencast plc after the Business Combination. Approval of each of the Organizational Documents Proposals is a condition to the consummation of the Business Combination. A brief summary of each of the Organizational Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Constitutional Document.
(A)
Organizational Documents Proposal A — to authorize the change in the authorized share capital of Waldencast from 500,000,000 Class A ordinary shares, par value $0.0001 per share, 50,000,000 Class B ordinary shares, par value $0.0001 per share, and 5,000,000 preferred shares, par value $0.0001 per share (the “Waldencast preferred shares”), to 1,000,000,000 Class A ordinary shares, par value $0.0001 per share, of Waldencast plc, 100,000,000 Class B ordinary shares, par value $0.0001 per share, of Waldencast plc and 25,000,000 preference shares of a par value of $0.0001 per share of Waldencast plc (“Organizational Documents Proposal A”);

(B)
Organizational Documents Proposal B — to provide that the Waldencast plc Board be divided into three classes, with each class made up of, as nearly as may be possible, one-third of the total number of directors constituting the entire Waldencast plc Board, with only one class of directors being elected in each year and each class serving a three-year term (“Organizational Documents Proposal B”);

(C)
Organizational Documents Proposal C — to provide that certain provisions of the Proposed Constitutional Document will be subject to the Investor Rights Agreement, including provisions governing the appointment, removal and replacement of directors, with respect to which Cedarwalk will have certain rights pursuant to the Investor Rights Agreement (“Organizational Documents Proposal C”);

(D)
Organizational Documents Proposal D — to authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Constitutional Document in connection with the consummation of the Business Combination (a copy of which is attached to this proxy statement/prospectus as Annex G), including (1) changing the corporate name from “Waldencast Acquisition Corp.” to “Waldencast plc,” (2) making Waldencast plc’s existence for an unlimited duration and (3) removing certain provisions related to Waldencast plc’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which Waldencast’s board of directors believes is necessary to adequately address the needs of Waldencast plc after the Business Combination (“Organizational Documents Proposal D”);

The Proposed Constitutional Document differs in certain material respects from the Cayman Constitutional Documents and Waldencast encourages shareholders to carefully review the information set out in the section entitled “Organizational Documents Proposals” and the full text of the Proposed Constitutional Document of Waldencast plc.
Director Election Proposal
Assuming the Obagi Merger Proposal, the Milk Transaction Proposal, the Domestication Proposal and each of the Organizational Documents Proposals are approved, Waldencast’s shareholders are also being asked to approve by ordinary resolution of the holders of Waldencast Class B ordinary shares, such holders being the Sponsor and the Investor Directors, the Director Election Proposal. Upon the consummation of the Business Combination, the Board will consist of nine directors. For additional information on the proposed board of directors, see the section entitled “Director Election Proposal.”
Stock Issuance Proposal
Assuming the Obagi Merger Proposal, the Milk Transaction Proposal, the Domestication Proposal, each of the Organizational Documents Proposals and the Director Election Proposal are approved, Waldencast’s shareholders are also being asked to approve by ordinary resolution the Stock Issuance Proposal. For additional information, see the section entitled “Stock Issuance Proposal.”
Milk Issuance Proposal
Assuming the Obagi Merger Proposal, the Milk Transaction Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Director Election Proposal and the Stock Issuance Proposal are approved, Waldencast’s shareholders are also being asked to approve by ordinary resolution the Milk Issuance Proposal. For additional information, see the section entitled “Milk Issuance Proposal.”
Incentive Award Plan Proposal
Assuming the Obagi Merger Proposal, the Milk Transaction Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal and the Milk Issuance Proposal are approved, Waldencast’s shareholders are also being asked to approve by ordinary resolution the Waldencast plc 2022 Incentive Award Plan, in order to comply with The Nasdaq Stock Market Listing Rule 5635(c) and the Code. For additional information, see the section entitled “Incentive Award Plan Proposal.”
Adjournment Proposal
If, based on the tabulated vote, there are not sufficient votes at the time of the extraordinary general meeting to authorize Waldencast to consummate the Business Combination (because any of the Condition Precedent Proposals have not been approved, including as a result of the failure of any other cross-conditioned Condition Precedent Proposal to be approved), Waldencast’s board of directors may submit a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies. For additional information, see the section entitled “Adjournment Proposal.”

Waldencast’s Board of Directors’ Reasons for the Business Combination
Waldencast was organized for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.
In evaluating the Business Combination, the Waldencast board of directors consulted with Waldencast’s management and considered a number of factors. In particular, the Waldencast board of directors considered, among other things, the following factors, although not weighted or in any order of significance:
•
Large and Resilient Addressable Market. The beauty, personal care and wellness market has proven to be resilient through economic cycles and, in particular, is expected to maintain strong momentum in its growth following the COVID-19 lockdowns, with estimated year-on-year growth of 8.4% in 2021, and 6.4% for 2022 and 2023, according to industry sources.

•
Highly Fragmented Market with Growth Driven by Independent Brands. New consumer trends and technology are driving the gain in market share of disruptor brands that account for the other 68% of the global beauty, personal care and wellness market. These emerging brands are driving sector growth and the Waldencast board of directors believes there is a clear opportunity to aggregate these brands under a new platform to accelerate growth and scale.

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Obagi is a Market Leader Within the Professional Skincare Market. Obagi is a market leader in the global professional skincare market, having achieved the highest overall scores from U.S. providers in the 2020 Kline Perception and Satisfaction Survey, receiving the highest performance ratings on most attributes among large brands including marketing, product portfolio and innovation, and value-added services.[1]

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Obagi’s Robust, Innovative Product Portfolio. Obagi currently holds over 80 patents worldwide in respect of its products, which are developed by a world class research and development team, and undergo rigorous product testing from panels comprising leading dermatologists from universities and research organizations across the U.S. Over 90% of Obagi’s sales are derived from skincare products designed for the physician-dispensed market, ranging in price from $22.00 to $471.00.

•
Obagi’s Experienced Management Team of Dermo-Cosmetics Experts. The Waldencast board of directors believes that Obagi’s management team has extensive experience in key aspects of the beauty, personal care and wellness market, particularly the dermo-cosmetics sector. For additional information regarding Obagi’s executive officers, see the section entitled “Management of Waldencast plc Following the Business Combination — Executive Officers.”

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Milk’s Leading Clean Make-Up Brand. Milk is a leading clean make-up brand with a strong following among Gen-Z consumers, known for its cultural relevance and iconic products. The brand is anchored by this strong community following and the Waldencast board of directors believe there are significant growth opportunities.

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Milk’s Strong Community Engagement and Portfolio of Innovative Products. We believe Milk has an exciting portfolio of innovative and iconic products and a strong community following attracted to its brand values of “good for you, good for the planet, and good for our community.”

•
Milk’s Strong Partnership with Sephora. milkmakeup.com currently only ships to the U.S. and the Waldencast board of directors believes there is an opportunity to increase Milk’s presence in high-growth international markets, through increasing Milk’s presence in Sephora’s non-North American brick and mortar stores, as well as partnerships with other beauty retail stores worldwide.

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Milk’s Experienced Management Team of Make-Up and Cosmetic Industry Experts. The Waldencast board of directors believes that Milk’s management team has extensive experience in key aspects of the beauty, personal care and wellness sectors, particularly the make-up and cosmetics sectors. We expect that Milk executives will continue with the combined company following the Business Combination. For additional information regarding Milk’s executive officers, see the section entitled “Management of Waldencast plc Following the Business Combination — Executive Officers.”

[1]	2020 Physician Dispensed Skincare US Perception & Satisfaction Survey, Kline & Company.

•
Attractive Entry Valuations. The Waldencast board of directors determined that (a) the pro forma enterprise valuations of Obagi and Milk were reasonable in comparison to certain comparable, publicly traded companies and (b) Waldencast plc will have an anticipated initial pre-transaction enterprise value of $1,200.0 million, implying a 4.8x multiple of 2022 projected revenue.

The Waldencast board of directors also identified and considered the following factors and risks weighing negatively against pursuing the Business Combination, although not weighted or in any order of significance:
•
Potential Inability to Complete the Obagi Merger and Milk Transaction. The Waldencast board of directors considered the possibility that the Obagi Merger and/or the Milk Transaction and, thereby, the Business Combination, may not be completed and the potential adverse consequences to Waldencast if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination and the loss of the opportunity to participate in the transaction. They considered the uncertainty related to the Closing, including due to closing conditions primarily outside of the control of the parties to the transaction (such as the need for shareholder and antitrust approval).

•
Obagi and Milk’s Business Risks. The Waldencast board of directors considered that Waldencast shareholders would be subject to the execution risks associated with Waldencast plc if they retained their public shares following the Closing, which were different from the risks related to holding public shares of Waldencast prior to the Closing. In this regard, the Waldencast board of directors considered that there were risks associated with successful implementation of Waldencast plc’s long-term business plan and strategy and Waldencast plc realizing the anticipated benefits of the Business Combination on the timeline expected or at all, including due to factors outside of the parties’ control such as the potential negative impact of the COVID-19 pandemic and related macroeconomic uncertainty.

•
Implementation Complexities. Although a simultaneous business combination with two target entities is consistent with Waldencast’s objective of establishing a global, multi-brand beauty and wellness platform, the Waldencast board of directors considered the potential added complexity of implementation of the proposed Business Combination.

•
Post-Business Combination Corporate Governance. The Waldencast board of directors considered the corporate governance provisions of the Transaction Agreements, the Investor Rights Agreement and the Proposed Constitutional Documents and the effect of those provisions on the governance of Waldencast plc following the Closing.

•
No Survival of Remedies for Breach of Representations, Warranties or Covenants of Obagi or Milk. The Waldencast board of directors considered that the terms of the Transaction Agreements provide that Waldencast will not have any surviving remedies against Obagi, Milk or their stockholders after the Closing to recover for losses as a result of any inaccuracies or breaches of the Obagi and Milk representations, warranties or covenants set forth in the Transaction Agreements.

•
Litigation. The Waldencast board of directors considered the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin consummation of the Business Combination. For further details, see the section entitled “Risk Factors — Risks Related to Milk — Risks Related to Legal and Regulatory Proceedings — We are involved, and may become involved in the future, in disputes and other legal or regulatory proceedings, including an ongoing legal proceeding involving our founders, that, if adversely decided or settled, could materially and adversely affect our business, financial condition and results of operations.”

•	Fees and Expenses. The Waldencast board of directors considered the fees and expenses associated with completing the Business Combination.
•
Diversion of Management. The Waldencast board of directors considered the potential for diversion of management and employee attention during the period prior to the completion of the Business Combination, and the potential negative effects on Obagi and Milk’s businesses.

In addition to considering the factors described above, the Waldencast board of directors also considered that:

•
Interests of Waldencast’s Directors and Executive Officers. Waldencast’s directors and executive officers may have interests in the Business Combination as individuals that are in addition to, and may be different from, the interests of Waldencast’s shareholders, as described in the section entitled “BCA Proposal — Interests of Waldencast’s Directors and Executive Officers in the Business Combination.”

For a more complete description of the Waldencast board of directors’ reasons for approving the Business Combination, including other factors and risks considered by the Waldencast board of directors, see the sections entitled “BCA Proposal — Waldencast’s Board of Directors’ Reasons for the Business Combination.”
Related Agreements
This section describes certain additional agreements entered into or to be entered into pursuant to the Transaction Agreements. For additional information, see the sections entitled “BCA Proposal — Related Agreements.”
Sponsor Support Agreement
In connection with the execution of the Obagi Merger Agreement, Waldencast entered into the Obagi Sponsor Support Agreement, with the Sponsor, the Investor Directors and Obagi, a copy of which is attached to this proxy statement/prospectus as Annex C. Pursuant to the Obagi Sponsor Support Agreement, the Sponsor and the Investor Directors agreed to, among other things, vote in favor of the Obagi Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Obagi Sponsor Support Agreement.
The Sponsor and the Investor Directors also agreed not to (a) sell or otherwise dispose of, or agree to sell or dispose of, directly or indirectly, any Waldencast Class A ordinary shares or any Waldencast warrants held by the Sponsor and the Investor Directors immediately after the Closing, (b) deposit any Waldencast Class A ordinary shares into a voting trust or enter into a voting agreement that is inconsistent with the Obagi Sponsor Support Agreement, (c) enter into any swap, engage in hedging or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Waldencast Class A ordinary shares or Waldencast warrants or (d) publicly announce any intention to effect any transaction specified in clause (a)–(c). The Obagi Sponsor Support Agreement will terminate upon the earliest of (i) the termination of the Obagi Merger Agreement, (ii) the occurrence of the Obagi Closing, (iii) the liquidation of Waldencast and (iv) the written agreement of Waldencast, Obagi and the Sponsor or the Investor Directors.
In connection with the execution of the Milk Equity Purchase Agreement, Waldencast entered into the Milk Sponsor Support Agreement, with the Sponsor, the Investor Directors and the Equityholder Representative, a copy of which is attached to this proxy statement/prospectus as Annex D . Pursuant to the Milk Sponsor Support Agreement, the Sponsor and the Investor Directors agreed to, among other things, vote in favor of the Milk Equity Purchase Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Milk Sponsor Support Agreement.
The Sponsor and the Investor Directors also agreed not to (a) sell or otherwise dispose of, or agree to sell or dispose of, directly or indirectly, any Waldencast Class A ordinary shares or any Waldencast warrants held by the Sponsor and the Investor Directors immediately after the Closing, (b) deposit any Waldencast Class A ordinary shares into a voting trust or enter into a voting agreement that is inconsistent with the Milk Sponsor Support Agreement, (c) enter into any swap, engage in hedging or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Waldencast Class A ordinary shares or Waldencast warrants or (d) publicly announce any intention to effect any transaction specified in clause (a)–(c). The Milk Sponsor Support Agreement will terminate upon the earliest of (i) the termination of the Milk Equity Purchase Agreement if the Milk Closing does not occur, (ii) the liquidation of Waldencast and (iii) the written agreement of Waldencast, the Equityholder Representative and the Sponsor or the Investor Directors.
For additional information, see the sections entitled “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger — Obagi Sponsor Support Agreement” and “BCA Proposal — Related Agreements — Related Agreements to the Milk Transaction — Milk Sponsor Support Agreement.”
Stockholder Support Agreement
In connection with the execution of the Obagi Merger Agreement, Waldencast entered into the Stockholder Support Agreement, dated November 15, 2021 with Obagi and Cedarwalk, a copy of which is attached to this proxy statement/prospectus as Annex E . Pursuant to the Stockholder Support Agreement, Cedarwalk agreed to, among other things, vote to adopt and approve, upon the effectiveness of the Registration Statement being declared effective and delivered or otherwise made available to stockholders, the Obagi Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions of the Stockholder Support Agreement.
Cedarwalk also agreed not to (a) sell or otherwise dispose of, or agree to sell or dispose of, directly or indirectly, any shares of Obagi Common Stock held by Cedarwalk, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Obagi Common Stock, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b). The Stockholder Support Agreement will terminate upon the earliest of (i) the Obagi Merger Effective Time, (ii) the termination of the Obagi Merger Agreement in accordance with its terms, (iii) the liquidation of Waldencast and (iv) the written agreement of Waldencast, Obagi and Cedarwalk.
For additional information, see the section entitled “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger — Stockholder Support Agreement.”
Registration Rights Agreement
The Transaction Agreements contemplate that, at the Closing, Waldencast plc, the Sponsor and certain stockholders of Waldencast, Obagi and Milk and certain of their respective affiliates will enter into the Restated Registration Rights Agreement , pursuant to which Waldencast plc will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain Waldencast plc Class A ordinary shares and other equity securities of Waldencast plc that are held by the parties thereto from time to time, subject to the restrictions on transfer therein. For additional information, see the sections entitled “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger and the Milk Transaction — Registration Rights Agreement.”
Lock-Up Agreement
The Transaction Agreements contemplate that, at the Closing, Waldencast plc will enter into lock-up agreements with certain of the Obagi Shareholders (the “Obagi Lock-Up Agreement”) and certain of the Milk Members (the “Milk Lock-Up Agreement” and,(together with the Obagi Lock-Up Agreement, the “Lock-Up Agreements”), pursuant to which they will agree not to transfer, assign or sell during the respective Lock-Up Period (as defined below), (I) in the case of any Waldencast plc Class A ordinary shares and the Waldencast LP Common Units, as applicable, received as consideration in connection with the Business Combination, until the earlier of (A) one year after the Closing and (B) (x) if the last reported sale price of the Waldencast Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date of the Closing or (y) the date on which Waldencast completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of Waldencast’s shareholders having the right to exchange their Waldencast Class A ordinary shares for cash, securities or other property (the “Waldencast Class A ordinary shares Lock-Up Period”); and (II) in the event that a certain portion of the Obagi Cash Consideration or the Milk Cash Consideration is paid in equity of Waldencast as a result of the occurrence of certain events set forth in the Obagi Merger Agreement and the Milk Equity Purchase Agreement, as applicable, such equity of Waldencast received by Obagi or Milk (the “Substitute Shares,” and together with the Waldencast Class A ordinary shares, the “Shares”), for the same period as set forth in clause (I) above, provided that solely for the purpose of this clause (II), the term “one-year” in clause (I)(A) shall be replaced with the term “six months” (the “Substitute Shares Lock-Up Period,” and together with the Waldencast Class A ordinary shares Lock-Up Period, the “Lock-Up Periods”, and individually a “Lock-Up Period”). For additional information, see the section entitled “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger and the Milk Transaction — Lock-Up Agreement.”
Distribution Agreement
In connection with the Obagi Merger, prior to the Obagi Closing, Obagi Holdings will distribute to Obagi, and Obagi will distribute to Cedarwalk, the current sole shareholder of Obagi, all of the issued and outstanding shares of capital stock of Obagi Hong Kong and certain related assets pursuant to the Obagi China Distribution in accordance with the terms of the Obagi China Distribution Agreements (the “Distribution Agreements”). For additional information, see the section entitled “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger — Distribution Agreement.”

Investor Rights Agreement
At the Obagi Closing, Waldencast will enter into the Investor Rights Agreement together with Cedarwalk, the Sponsor and a guarantor of Cedarwalk’s obligation thereunder. Pursuant to the Investor Rights Agreement, Cedarwalk will have the right to nominate one director for election or appointment to the Board of Waldencast for so long as Cedarwalk owns 5% of the then-outstanding common stock of Waldencast, and such appointee will initially be Simon Dai. Initially, Mr. Dai shall serve in the class of directors having the longest prospective term (i.e., at least three years). For additional information, see the section entitled “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger — Investor Rights Agreement.”
Transition Services Agreement
In connection with the Obagi China Distribution, prior to the Obagi Closing, Obagi Cosmeceuticals LLC, a Delaware limited liability company (“Obagi Cosmeceuticals”) and certain of its affiliates (collectively, the “Lead Providers”) and Obagi Hong Kong will enter into a Transition Services Agreement (the “Transition Services Agreement”). The Transition Services Agreement provides for the provision by the Lead Providers to Obagi Hong Kong and its affiliates of certain transition services to enable Obagi Hong Kong to conduct Obagi-branded business as a going concern in the People’s Republic of China, inclusive of the Hong Kong Special Administrative Region, the Macau Special Administrative Region, and Taiwan (the “China Region”). The Lead Providers will provide the transition services set forth under the Transition Services Agreement for up to twelve (12) months, following the Obagi Closing, with an option for Obagi Hong Kong, in its sole discretion, to extend the service period for up to an additional twelve (12) months solely as to certain research & development services. Services will be charged at the reasonable, fully-loaded costs of providing the services, but such services will be provided at no charge for a certain period of time or up to a specified amount of services. For additional information, see the section entitled “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger — Transition Services Agreement.”
Intellectual Property License Agreement
In connection with the Obagi China Distribution, prior to the Obagi Closing, Obagi Cosmeceuticals and Obagi Holdings (collectively, “Obagi Worldwide”) and Obagi Hong Kong will enter into an Intellectual Property License Agreement (the “IP License Agreement”) and a side letter to the same agreement. Under the IP License Agreement, Obagi Worldwide will exclusively license intellectual property relating to the Obagi brand to Obagi Hong Kong with respect to the China Region, and Obagi Worldwide will retain the rights to such intellectual property to conduct the Obagi-branded business worldwide except for the China Region.
The license from Obagi Worldwide to Obagi Hong Kong will include future intellectual property of Obagi Worldwide relating to the Obagi brand in the worldwide business, including, but not limited to: (i) trademarks; (ii) domain names; (iii) patents; (iv) trade secrets and know-how; (v) copyrights; and (vi) product specifications and formulas. Such license will be perpetual, irrevocable, non-transferable and sublicensable, subject to: (x) a limited right of Obagi Worldwide to terminate for an uncured material breach by Obagi Hong Kong that materially and adversely affects Obagi Worldwide or the Obagi brand, in which case Obagi Worldwide will purchase Obagi Hong Kong at a discount to fair market value based on an independent valuation procedure; (y) the right of either party to transfer the IP License Agreement without consent of the other party to an affiliate or to a successor in interest in connection with any merger, business combination or other change of control transaction, or sale of a product or service line; and (z) a right of Obagi Hong Kong to sublicense to affiliates, approved CMOs (as defined in the Supply Agreement) and other approved third parties. Obagi Hong Kong will pay Obagi Worldwide a royalty of five and a half percent (5.5%) of gross sales of licensed products, subject to certain deductions. For additional information, see the section entitled “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger — Intellectual Property License Agreement.”
Supply Services Agreement
In connection with the Obagi China Distribution, prior to the Obagi Closing, Obagi Cosmeceuticals and Obagi Hong Kong will enter into a Global Supply Services Agreement (the “Supply Agreement”). Pursuant to the Supply Agreement, Obagi Cosmeceuticals will supply, or cause to be supplied through certain CMOs (as defined in the Supply Agreement), products to Obagi Hong Kong and its affiliates, and Obagi Hong Kong will purchase such products, for distribution and sale in the China Region. The term of the Supply Agreement is perpetual, subject to termination for uncured material breach or in the event that the IP License Agreement is terminated. For additional information, see the section entitled “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger — Supply Agreement.”

PIPE Subscription Agreements
In connection with the execution of the Transaction Agreements, Waldencast entered into certain subscription agreements, executed on or prior to November 14, 2021, pursuant to which the Initial PIPE Investment will be consummated (the “Initial Subscription Agreements”), pursuant to which the respective PIPE Investors agreed to purchase, in the aggregate, 10,500,000 Waldencast plc Class A ordinary shares at $10.00 per share for an aggregate commitment amount of $105.0 million. Under the Transaction Agreements, Waldencast may enter into additional subscription agreements with certain investors in the PIPE Investment after November 15, 2021 but prior to the Closing Date (“Subsequent Subscription Agreements” and, together with the Initial Subscription Agreements, the “Subscription Agreements”). Each additional $1,000,000 of Subsequent PIPE Investment pursuant to a Subsequent Subscription Agreement, subject to the assumptions contained herein and based on a per share price of $10,00 per share, would decrease the pro forma ownership of our initial public offering investors by approximately 0.02% on a fully diluted basis. The obligation of the parties to consummate the purchase and sale of the shares covered by the Subscription Agreements is conditioned upon, among other customary closing conditions, the conditions to the closing of the Business Combination having been satisfied or waived. In the event the Minimum Cash Condition is not satisfied, the Business Combination would not be consummated unless Obagi and/or Milk, as applicable, waives the Minimum Cash Condition. The closings under the Subscription Agreements will occur substantially concurrently with the Closing. For additional information, see the sections entitled “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger and the Milk Transaction — PIPE Subscription Agreements.”
Ownership of Waldencast plc following the Business Combination
As of the date of this proxy statement/prospectus, there are (i) 43,125,000 ordinary shares issued and outstanding, which includes the 8,545,000 founder shares held by the Sponsor, 80,000 founder shares held by the Investor Directors and the 34,500,000 public shares, and (ii) 17,433,333 warrants issued and outstanding, which includes the 5,933,333 private placement warrants held by the Sponsor and the 11,500,000 public warrants. Each whole warrant entitles the holder thereof to purchase one Waldencast Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one Waldencast plc Class A ordinary share. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination), the Waldencast fully diluted share capital would be 60,558,333 common stock equivalents.
Upon completion of the Business Combination, we anticipate that: (1) the Obagi Shareholders are expected to hold an ownership interest of 18.3% of the fully diluted Waldencast plc Class A ordinary shares, (2) the Milk Members are expected to hold an ownership interest of 12.5% of the Waldencast LP Common Units, such units will be exchangeable for up to 12.5% of the fully diluted Waldencast plc Class A ordinary shares, (3) PIPE Investors are expected to hold an ownership interest of 6.2% of the fully diluted Waldencast plc Class A ordinary shares, (4) the Sponsor and its affiliates and the Investor Directors are collectively expected to hold an ownership interest of 35.7% of the fully diluted Waldencast plc Class A ordinary shares and (5) Waldencast’s public shareholders will retain an ownership interest of 27.3% of the fully diluted Waldencast plc Class A ordinary shares.
These levels of ownership interest are based on Waldencast’s capitalization as of December 31, 2021 and assume (i) no additional issuance of Waldencast Class A ordinary shares from the continued funding by Obagi or Milk Options exercises, (ii) that no public shareholders exercise their redemption rights in connection with the Business Combination, (iii) Waldencast sells and issues no more than 10,500,000 Waldencast plc Class A ordinary shares to the PIPE Investors pursuant to the PIPE Investment and (iv) Waldencast sells and issues 33,300,000 Waldencast plc Units to the Forward Purchasers, comprising of 33,300,000 Waldencast plc Class A ordinary shares and 11,100,000 warrants to purchase one Waldencast plc Class A ordinary share, pursuant to the Forward Purchase Transaction. If the actual facts are different from these assumptions, the percentage ownership retained by the current Waldencast shareholders in Waldencast plc will be different.
The following table illustrates varying ownership levels in Waldencast plc immediately following the consummation of the Business Combination based on the assumptions above.
	Assuming No Redemptions		Assuming 30% Redemptions		Assuming Maximum Redemptions(1)		Assuming 90% Redemptions
	Shares	Ownership %(11)	Shares	Ownership %(11)	Shares	Ownership %(11)	Shares	Ownership %(11)
Waldencast Public Shareholders	34,500,000	26.9%	24,150,000	20.5%	12,547,708	11.0%	3,450,000	3.0%
Burwell Mountain Trust(2)	7,848,333	6.1%	7,848,333	6.7%	7,848,333	6.9%	7,848,333	6.9%
Dynamo Master Fund(3)	13,848,333	10.8%	13,848,333	11.8%	13,848,333	12.2%	13,848,333	12.2%
Waldencast Ventures(4)	2,848,334	2.2%	2,848,334	2.4%	2,848,334	2.5%	2,848,334	2.5%

	Assuming No Redemptions		Assuming 30% Redemptions		Assuming Maximum Redemptions(1)		Assuming 90% Redemptions
	Shares	Ownership %(11)	Shares	Ownership %(11)	Shares	Ownership %(11)	Shares	Ownership %(11)
Beauty FPA Investor(5)	17,300,000	13.5%	17,300,000	14.7%	17,300,000	15.2%	17,300,000	15.3%
Investor Directors(6)	80,000	0.1%	80,000	0.1%	80,000	0.1%	80,000	0.1%
PIPE Investors(7)	10,500,000	8.2%	10,500,000	8.9%	10,500,000	9.2%	10,500,000	9.3%
Cumulative Waldencast shareholders	86,925,000	67.8%	76,575,000	65.0%	64,972,708	57.1%	55,875,000	49.3%
Existing Obagi Owners interest in Waldencast(8)	22,851,564	17.8%	22,851,564	19.4%	28,101,564	24.7%	32,651,104	28.8%
Existing Milk Owners interest in Waldencast(9)	18,343,883	14.3%	18,343,883	15.6%	20,656,758	18.2%	24,769,173	21.9%
Shares from Milk Warrants(10)	24,160	0.0%	24,160	0.0%	24,160	0.0%	24,160	0.0%
Total	128,144,607	100.0%	117,794,607	100.0%	113,755,190	100.0%	113,319,437	100.0%
1)
Assumes that 21,952,292 Class A ordinary shares are redeemed in connection with the Business Combination which is the maximum number of shares that may be redeemed without causing the Minimum Cash Condition to the closing of the Business Combination to be unsatisfied. The net cash consideration payable to the existing Obagi owners would decrease from $380.0 million to $327.5 million and to the existing Milk owners from $140.0 million to $116.9 million, and the economic ownership and voting power via shares of the existing Obagi and Milk owners would increase proportionally following the Business Combination.

The above table sets out the number of shares and ownership percentages at different redemption levels (no redemptions, 30% redemptions, maximum redemptions and 90% redemptions). However, Waldencast cannot predict how many of its public shareholders will exercise their right to have their public shares redeemed for cash. As a result, the redemption amount and the number of Class A ordinary shares redeemed in connection with the Business Combination may differ from the amounts presented above. As, such, the ownership percentages and voting power of Waldencast’s shareholders may also differ from the presentation above if the actual redemptions are different from these assumptions. See “Risk Factors – Risks Related to the Business Combination and the Company - Based on recent market trends, in the event that Waldencast’s stock price is at, around or below $10.00 per share during the redemption period, there may be significant redemptions by Waldencast’s public shareholders in connection with the Business Combination, resulting in a greater risk that the Obagi Minimum Cash Conditions or Milk Minimum Cash Conditions will not be met, or that there will be a reduced amount of cash available to Waldencast plc following the consummation of the Business Combination and as a result, would likely require Waldencast plc to obtain additional financing in order to fund its planned operations to the point where Waldencast plc’s business is generating positive cash flows.”
2)
Includes 5,000,000 Class A ordinary shares acquired pursuant to the Sponsor Forward Purchase Agreement for an investment of $50.0 million by Burwell Mountain Trust (a member of our Sponsor), in exchange for a portion of the Forward Purchase Amount and 2,848,333 ordinary shares issued upon conversion of the existing Waldencast Class B ordinary shares. Class A ordinary shares are issued upon the automatic conversion of the Waldencast Class B ordinary shares concurrently with the consummation of the Business Combination.

3)
Includes 11,000,000 Class A ordinary shares acquired pursuant to the Sponsor Forward Purchase Agreement for an investment of $110.0 million by Dynamo Master Fund (a member of our Sponsor), in exchange for a portion of the Forward Purchase Amount and 2,848,333 Class A ordinary shares issued upon conversion of the existing Waldencast Class B ordinary shares. Class A ordinary shares are issued upon the automatic conversion of the Waldencast Class B ordinary shares concurrently with the consummation of the Business Combination.

4)
Class A ordinary shares issued upon conversion of the existing Waldencast Class B ordinary shares. Class A ordinary shares are issued upon the automatic conversion of the Waldencast Class B ordinary shares concurrently with the consummation of the Business Combination.

5)
17,300,000 Class A ordinary shares acquired pursuant to the Third-Party Forward Purchase Agreement for an investment of $173.0 million by Beauty Ventures in exchange for a portion of the Forward Purchase Amount.

6)
80,000 Class A ordinary shares held by the Investor Directors, issued upon conversion of the existing Waldencast Class B ordinary shares. Waldencast Class A ordinary shares are issued upon the automatic conversion of the Waldencast Class B ordinary shares concurrently with the consummation of the Business Combination.

7)
Represents the private placement pursuant to which Waldencast entered into Subscription Agreements with certain PIPE Investors whereby such investors have agreed to subscribe for Class A ordinary shares at a purchase price of $10.00 per share. The PIPE Investors participating in the PIPE Investment, have agreed to purchase an aggregate of 10,500,000 Class A ordinary shares.

8)
Represents Obagi owners’ interest in 22,851,564 Waldencast plc Class A ordinary shares, which will increase in the Maximum Redemption scenario to 28,101,564 due to the reduction in net cash consideration payable.

9)
Represents the Milk Members’ noncontrolling economic interest in Waldencast LP Common Units, which are redeemable at the option of the holder of such units, and if such option is exercised, are exchangeable, at the option of Waldencast plc, for Waldencast plc Class A ordinary shares on a 1 for 1 basis or cash (together with the cancellation of an equal number of shares of voting, Waldencast plc Non-Economic ordinary shares), and if exchanged for such Waldencast plc Class A ordinary shares, which will increase in the Maximum Redemption scenario due to the reduction in net cash consideration payable.

10)	Represents Class A ordinary shares that were converted from Milk Warrants at the Closing of the Business Combination.
11)	Percentage totals may not foot due to rounding.

The following table illustrates varying ownership levels in Waldencast plc immediately following the consummation of the Business Combination on a fully dilutive basis:
	Assuming No Redemptions		Assuming 30% Redemptions		Assuming Maximum Redemptions		Assuming 90% Redemptions
	Shares	Ownership %(8)	Shares	Ownership %(8)	Shares	Ownership %(8)	Shares	Ownership %(8)
Waldencast Public Shareholders(1)	46,000,000	27.3%	35,650,000	22.6%	24,047,708	15.6%	14,950,000	9.7%
Burwell Mountain Trust(2)	11,826,110	7.0%	11,826,110	7.5%	11,826,110	7.7%	11,826,110	7.7%
Dynamo Master Fund(3)	19,826,109	11.8%	19,826,109	12.5%	19,826,109	12.9%	19,826,109	12.9%
Waldencast Ventures(4)	5,159,447	3.1%	5,159,447	3.3%	5,159,447	3.4%	5,159,447	3.4%
Beauty FPA Investor(5)	23,066,666	13.7%	23,066,666	14.6%	23,066,666	15.0%	23,066,666	15.0%
Investor Directors	80,000	0.1%	80,000	0.1%	80,000	0.1%	80,000	0.1%
PIPE Investors	10,500,000	6.2%	10,500,000	6.6%	10,500,000	6.8%	10,500,000	6.8%
Cumulative Waldencast shareholders	116,458,332	69.2%	106,108,332	67.2%	94,506,040	61.4%	85,408,332	55.6%
Existing Obagi Owners interest in Waldencast(6)	30,788,000	18.3%	30,788,000	19.5%	36,038,000	23.4%	40,587,540	26.4%
Existing Milk Owners interest in Waldencast(7)	21,093,664	12.5%	21,093,664	13.3%	23,406,539	15.2%	27,518,954	17.9%
Shares from Milk Warrants	24,160	0.0%	24,160	0.0%	24,160	0.0%	24,160	0.0%
Total	168,364,156	100.0%	158,014,156	100.0%	153,974,739	100.0%	153,538,986	100.0%
1)	Includes the impact of the exercise of 11,500,000 of public warrants.
2)
Includes the exercise of (i) 1,977,777 private placement warrants and the exercise of 333,333 Working Capital Loan warrants, which are indirectly owned by Burwell Mountain PTC LLC, as the trustee of Burwell Mountain Trust (a member of the Sponsor), and (ii) 1,666,667 Sponsor FPA warrants.

3)
Includes the exercise of (i) 1,977,777 private placement warrants and the exercise of 333,333 Working Capital Loan warrants, which are indirectly owned by Dynamo Master Fund as a member of the Sponsor, and (ii) 3,666,666 Sponsor FPA warrants.

4)
Includes the exercise of private placement warrants of 1,977,779 and the exercise of Working Capital Loan warrants of 333,334, which are indirectly owned by Waldencast Ventures as a member of the Sponsor.

5)	Includes the exercise of 5,766,666 of warrants.
6)	Includes the exercise of rollover equity awards, consisting of 6,085,600 stock options, and 1,850,836 restricted stock units.
7)	Includes the exercise of rollover equity awards, consisting of 2,512,219 unit appreciation rights and 237,562 options.
8)	Percentage totals may not foot due to rounding.
The table below presents the trust value per share to a Waldencast shareholder that elects not to redeem across a range of varying redemption scenarios. The maximum redemption scenario represents the maximum redemptions that may occur but which would still provide for the satisfactions of the Minimum Cash Conditions in the Transaction Agreements. This trust value per share includes the per share cost of the deferred underwriting commission to be paid upon closing of the Business Combination as agreed between Waldencast and the underwriters at the time of our initial public offering.
Per Share Value
Trust value	$345,052,000
Total Class A Common Shares	$34,500,000
Trust value per Class A Common Share	$10.00
In thousands (except share data)	Assuming No Redemptions	Assuming 30% Redemptions	Assuming Maximum Redemptions	Assuming 90% Redemptions
Redemptions ($)	$—	$103,516	$219,556	$310,547
Redemptions (Shares)	—	$10,350,000	$21,952,292	31,050,000
Deferred underwriting commission	$12,075	$12,075	$12,075	$12,075
Cash left in trust account post redemption minus deferring underwriting commission	$332,977	$229,461	$113,421	$22,430
Total Class A common stock and Class B ordinary shares issued at IPO, post redemption and before Closing of the Transaction	43,125,000	32,775,000	21,172,708	12,075,000
Trust value per share	$7.72	$7.00	$5.36	$1.86

The deferred underwriting commission will be released to the underwriters only on completion of the Business Combination, in an amount equal to approximately $12.1 million. Below is a summary of the total deferred underwriting commission to be paid upon closing of the Business Combination, assuming (i) no redemptions, (ii) 30% redemptions and (iii) maximum redemptions that may occur but which would still provide for the satisfaction of the Minimum Cash Condition, and (iv) 90% redemptions.
In thousands (except share data)	No Redemptions	30% Redemptions	Maximum Redemptions	90% Redemptions
Redemptions ($)	$—	$103,516	$219,556	$310,547
Redemptions (Shares)	—	10,350,000	21,952,292	31,050,000
Total Deferred Underwriting Commission ($)	$12,075	$12,075	$12,075	$12,075
Effective Deferred Underwriting Commission (as a percentage of cash left in Trust Account post redemptions)	3%	5%	10%	35%
Total Underwriting Commission ($)	$18,975	$18,975	$18,975	$18,975
Effective Total Underwriting Commission (as a percentage of cash left in Trust Account post redemptions)	5%	8%	15%	55%
Public shareholders who purchased units as part of our initial public offering for $10.00 may experience dilution if they elect not to redeem in connection with the Business Combination.
The Initial PIPE Investors have collectively subscribed for 10,500,000 shares of the Waldencast plc Class A ordinary shares for an aggregate purchase price equal to $105.0 million. These securities are dilutive to our initial public offering investors only to the extent that Waldencast’s share price exceeds $10.00. Each additional $1,000,000 of Subsequent PIPE Investment pursuant to a Subsequent Subscription Agreement, subject to the assumptions contained herein and based on a per share price of $10,00 per share, would decrease the pro forma ownership of our initial public offering investors by approximately 0.02% on a fully diluted basis. Waldencast also has public and private warrants outstanding. While these securities may be dilutive to our public shareholders in the future, they have an exercise price of $11.50, meaning that they are not dilutive to our initial public offering investors until the stock price exceeds $11.50.
Our initial public offering investors will also face dilution from the founder shares, which will automatically convert into Waldencast plc Class A ordinary shares upon consummation of the Business Combination on a one-for-one basis, resulting in the issuance of 8,625,000 Waldencast plc Class A ordinary shares in the aggregate.
The tables above discussing the ownership shares of our shareholders following the consummation of the Business Combination show possible sources of dilution and the extent of such dilution that non-redeeming public shareholders could experience in connection with the consummation of the Business Combination.
Additionally, upon consummation of the Business Combination, the combined company will be organized in an “Up-C” structure. The equity interests of Obagi and Milk will be held by Waldencast LP. Waldencast plc’s interests in Obagi and Milk will be held through its wholly-owned subsidiaries, Holdco 1 and Waldencast LP, respectively.
See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.
Date, Time and Place of Extraordinary General Meeting of Waldencast’s Shareholders
The extraordinary general meeting of the shareholders of Waldencast will be held at    , Eastern Time, on    , 2022, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, NY 10001, or virtually via live webcast at https://www.cstproxy.com/waldencast/2022, to consider and vote upon the proposals to be put to the extraordinary general meeting, including if necessary, the Adjournment Proposal, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, each of the Condition Precedent Proposals have not been approved.

Voting Power; Record Date
Waldencast shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned ordinary shares at the close of business on    , 2022, which is the Record Date for the extraordinary general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Waldencast warrants do not have voting rights. As of the close of business on the Record Date, there were    ordinary shares issued and outstanding, of which    were issued and outstanding public shares.
Quorum and Vote of Waldencast Shareholders
A quorum of Waldencast shareholders is necessary to hold a valid meeting. A quorum will be present at the Waldencast extraordinary general meeting if a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting. As of the Record Date for the extraordinary general meeting, 21,562,501 ordinary shares would be required to achieve a quorum.
The Sponsor and the Investor Directors have agreed to vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, the Sponsor own and the Investor Directors own 20% of the issued and outstanding ordinary shares.
The proposals presented at the extraordinary general meeting require the following votes:
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Obagi Merger Proposal: The approval of the Obagi Merger Proposal requires an ordinary resolution under Waldencast’s amended and restated memorandum and articles of association (as the same may be amended from time to time as permitted hereby prior to the Domestication) (the “Cayman Constitutional Documents”), being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

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Milk Transaction Proposal: The approval of the Milk Transaction Proposal requires an ordinary resolution under Cayman Constitutional Documents, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

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Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Constitutional Documents and the Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

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Organizational Documents Proposals: The separate approval of each of the Organizational Documents Proposals A and D requires a special resolution under the Cayman Constitutional Documents and the Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting and the separate approval of each of the Organizational Documents Proposals B and C requires an ordinary resolution under the Cayman Constitutional Documents and the Cayman Islands Companies Act, being the affirmative vote of holders of at least a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

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Director Election Proposal: The approval of the Director Election Proposal requires an ordinary resolution of the holders of Waldencast Class B ordinary shares under Cayman Constitutional Documents, such holders being the Sponsor and the Investor Directors, being the affirmative vote of a majority of the Waldencast Class B ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

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Stock Issuance Proposal: The approval of the Stock Issuance Proposal requires an ordinary resolution under the Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

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Milk Issuance Proposal: The approval of the Milk Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

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Incentive Award Plan Proposal: The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

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Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Redemption Rights
Pursuant to the Cayman Constitutional Documents, a public shareholder may request of Waldencast that Waldencast plc redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:
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(i) hold public shares or (ii) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

•	submit a written request to Continental, Waldencast’s transfer agent, that Waldencast plc redeem all or a portion of your public shares for cash; and
•	deliver your public shares to Continental, Waldencast’s transfer agent, physically or electronically through DTC.
Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on     , 2022 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.
Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, such holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, Waldencast’s transfer agent, directly and instruct them to do so. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, Waldencast plc will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of December 31, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and, accordingly, it is Waldencast plc Class A ordinary shares that will be redeemed immediately after consummation of the Business Combination. See the section entitled “Extraordinary General Meeting of Waldencast — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
The Sponsor and the Investor Directors have agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and the Investor Directors have agreed to, among other things, vote in favor of the Transaction Agreements and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Obagi Sponsor Support Agreement and the Milk Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them as contemplated by the Letter Agreement. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and Investor Directors own 20% of the issued and outstanding ordinary shares.
Holders of the warrants will not have redemption rights with respect to the warrants.
Appraisal Rights
Neither Waldencast’s shareholders nor Waldencast’s warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the Jersey Companies Law. Under the Jersey Companies Law, dissenting shareholders of a Jersey company have no appraisal rights that would provide the right to receive payment in cash for the judicially determined fair value of the shares. However, under Jersey law, dissenting shareholders may, following the Domestication, object to the Royal Court of Jersey on the grounds they are unfairly prejudiced by the proposed Business Combination and the proposed Domestication.
Proxy Solicitation
Proxies may be solicited by mail, telephone or in person. Waldencast has engaged Morrow to assist in the solicitation of proxies.
If a shareholder grants a proxy, it may still vote its shares in person, in which case the proxy will be revoked without further action being required. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Extraordinary General Meeting of Waldencast — Revoking Your Proxy.”
Interests of Waldencast’s Directors and Executive Officers in the Business Combination
When you consider the recommendation of Waldencast’s board of directors in favor of approval of the BCA Proposal, you should keep in mind that the Sponsor and Waldencast’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of Waldencast shareholders and warrant holders generally. As more fully described below, the Sponsor, among other things, (1) will only be able to realize a return on its equity in Waldencast (which may be materially higher than those realized by public Waldencast shareholders and warrant holders) if Waldencast completes a business combination within the required period, and (2) has advanced funds to Waldencast to cover transaction expenses, for which it will only be reimbursed if Waldencast completes a business combination within the required period. Further, certain of Waldencast’s officers and directors, and their affiliates, are entitled to receive distributions of the assets of the Sponsor and therefore will benefit when Waldencast completes a business combination within the required period. More specifically, the Sponsor and Waldencast’s directors’ and executive officers’ interests include, among other things, the interests listed below:
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The 8,545,000 Waldencast Class B ordinary shares owned by Sponsor, if valued based on the closing price of $9.90 per public share on the Nasdaq on May 11, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, and if unrestricted and freely tradable, would have an aggregate market value of $84.6 million (after giving effect to the conversion of such Waldencast Class B ordinary shares into Waldencast plc Class A ordinary shares in connection with the Obagi Merger and Milk Transaction, including after giving effect to the Domestication). In January 2021, the Sponsor purchased such 7,187,500 Waldencast Class B ordinary shares for an aggregate purchase price of $0.025 million prior to Waldencast’s initial public offering. The Sponsor transferred 20,000 Class B ordinary shares to each of the Investor Directors, resulting in the Sponsor holding 7,107,500 Waldencast Class B ordinary shares. In March 2021, Waldencast effected a share capitalization resulting in the Sponsor holding an aggregate of 8,545,000 Waldencast Class B ordinary shares. If Waldencast does not consummate a business combination by March 18, 2023 (or if such date is extended at a duly called extraordinary general meeting, such later date), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the Cayman Islands Companies Act to provide for claims of creditors and the requirements of other applicable law. In such event, the 8,625,000 Waldencast Class B ordinary shares owned by the Sponsor and the Investor Directors would be worthless because following the redemption of the public shares, Waldencast would likely have few, if any, net assets and because the Sponsor and Waldencast’s directors and officers have agreed to waive their respective rights to liquidating distributions from the trust account in respect of any Waldencast Class A ordinary shares and Waldencast Class B ordinary shares held by it or them, as applicable, if Waldencast fails to complete a business combination within the required period.
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The Sponsor purchased an aggregate of 5,933,333 private placement warrants from Waldencast simultaneously with the consummation of Waldencast’s initial public offering for an aggregate purchase price of $8.9 million, which will automatically convert into 5,933,333 Waldencast plc warrants in connection with the Business Combination (including after giving effect to the Domestication). The 5,933,333 private placement warrants, if valued based on the closing price of $1.00 per public warrant on the Nasdaq on May 11, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, and if unrestricted and freely tradable, would have an aggregate market value of $5.9 million, but may expire and become worthless if Waldencast fails to complete a business combination by March 18, 2023. As a result of Sponsor’s interest in the Waldencast Class B ordinary shares and private placement warrants, Sponsor and its affiliates have an incentive to complete an initial business combination and may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect Waldencast’s initial business combination.

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Waldencast entered into the Third-Party Forward Purchase Agreement with Beauty Ventures. The Sponsor is the managing member of Beauty Ventures. Members of the Sponsor or their affiliates will begin to receive a twenty percent (20%) performance fee allocation on the return of the forward purchase securities in excess of the hurdle rate, calculated on the total return generated from forward purchase securities (whether by dividend, transfer or increase in value as measured from date of issuance), when the return of such securities (less the expenses of Beauty Ventures) underlying the Third-Party Forward Purchase Agreement exceeds a hurdle rate of five percent (5%) accrued annually until the fifth anniversary of the issuance of such securities. In the event of a transfer and subsequent sale of any forward purchase securities prior to such fifth anniversary, the performance fee for the period between such transfer and such fifth anniversary will be calculated based on the proceeds generated by such sale.

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The Initial PIPE Investors have subscribed for $105.0 million of the PIPE Investment, for which they will receive up to 10,500,000 Waldencast plc Class A ordinary shares. The 10,500,000 Waldencast plc Class A ordinary shares which the Initial PIPE Investors have subscribed for in the Initial PIPE Investment, if unrestricted and freely tradable, would have had an aggregate market value of $104.0 million based upon the closing price of $9.90 per public share on Nasdaq on May 11, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus. See the section entitled “Certain Relationships and Related Person Transactions — Waldencast Acquisition Corp. — PIPE Subscription Agreements.”

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In the event that Waldencast fails to consummate a business combination within the prescribed time frame (pursuant to the Cayman Constitutional Documents), or upon the exercise of a redemption right in connection with the Business Combination, Waldencast will be required to provide for payment of claims of creditors that were not waived that may be brought against Waldencast within the ten years following such redemption. In order to protect the amounts held in Waldencast’s trust account, the Sponsor has agreed that it will be liable to Waldencast if and to the extent any claims by a third party (other than Waldencast’s independent auditors) for services rendered or products sold to Waldencast, or a prospective target business with which Waldencast has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the indemnity of the underwriters of Waldencast’s initial public offering against certain liabilities, including liabilities under the Securities Act.

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Waldencast’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Waldencast’s behalf, such as identifying and investigating possible business targets and business combinations, as well as repayment of working capital advances. However, if Waldencast fails to consummate a business combination by March 18, 2023, they will not have any claim against the trust account for reimbursement or repayment. Accordingly, Waldencast may not be able to reimburse such expenses or repay such advances if the Business Combination or another business combination, is not completed by such date. As of December 31, 2021, Waldencast's officers and directors and their affiliates are entitled to approximately $1.5 million in reimbursable out-of-pocket expenses including repayment of amounts pursuant to Working Capital Loans.

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As noted above, the Sponsor purchased 7,187,500 Waldencast Class B ordinary shares, 80,000 of which were transferred to the Investor Directors, for an aggregate purchase price of $0.025 million, or approximately $0.003 per share (after taking into account the forfeiture by Sponsor of 937,500 founder shares, as a result of the underwriters’ exercise of the over-allotment option). As a result, Sponsor and the Investor Directors will have a rate of return on its investment that differs from the rate of return of Waldencast shareholders who purchased Waldencast shares at various other prices, including Waldencast shares included in Waldencast units that were sold at $10.00 per unit in Waldencast’s initial public offering. The closing price of Waldencast public shares on May 11, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, was $9.90. As a result of and upon the effective time of the Domestication, among other things, each of the then issued and outstanding Waldencast Class B ordinary shares will convert automatically, on a one-for-one basis, into a Waldencast plc Class A ordinary share. In the event the stock price of the post-combination company falls below the price paid by a Waldencast shareholder at the time of purchase of the Waldencast shares by such shareholder, a situation may arise in which Sponsor maintains a positive rate of return while such Waldencast shareholder does not.

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The Sponsor (including its representatives and affiliates) and Waldencast’s directors and officers may in the future become affiliated with entities that are engaged in a similar business to Waldencast. The Sponsor and Waldencast’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to Waldencast completing its initial business combination. Waldencast’s directors and officers also may become aware of business opportunities that may be appropriate for presentation to Waldencast, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in Waldencast’s favor and such potential business opportunities may be presented to other entities prior to their presentation to Waldencast, subject to applicable fiduciary duties under Cayman Islands Companies Act. Waldencast’s Cayman Constitutional Documents provide that Waldencast renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter that may be a corporate opportunity for Waldencast, on the one hand, and one of its officers or directors, on the other. Waldencast does not believe, however, that the fiduciary duties or contractual obligations of its officers or directors or waiver of corporate opportunity materially affected its search for an acquisition target or will materially impact its ability to complete the Business Combination. No opportunity was presented to Waldencast that was also presented to Waldencast Ventures LP and its subsidiaries, related businesses and investments (“Waldencast Ventures”) or any Affiliate of Waldencast. In addition, no opportunity that would have been appropriate for presentation to Waldencast was also presented to Waldencast Ventures LP and its subsidiaries, related businesses and investments. There have been no new investments by Waldencast Ventures since Waldencast’s initial public offering.

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Waldencast’s existing directors and officers will be eligible for continued indemnification and continued coverage under Waldencast’s directors’ and officers’ liability insurance after the Obagi Merger and Milk Transaction and pursuant to the Transaction Agreements.

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Pursuant to the Registration Rights Agreement, the Sponsor, certain stockholders of Waldencast, Obagi and Milk and certain of their respective affiliates will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the Waldencast plc Class A ordinary shares and warrants held by such parties following the consummation of the Business Combination.

The Sponsor and the Investor Directors have agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and the Investor Directors have agreed to, among other things, vote in favor of the Transaction Agreements and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Obagi Sponsor Support Agreement and the Milk Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them as contemplated by the Letter Agreement. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and Investor Directors own 20% of the issued and outstanding ordinary shares.
At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, Obagi, Milk or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of Waldencast’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Obagi, Milk or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Obagi Merger Proposal, the Milk Transaction Proposal, Organizational Documents Proposals B and C, the Stock Issuance Proposal, the Milk Issuance Proposal, the Incentive Award Plan Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of a majority of the Waldencast Class B ordinary shares, such holders being the Sponsor and the Investor Directors, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Director Election Proposal, (3) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and each of the Organizational Documents Proposals A and D, (4) satisfaction of the Minimum Cash Conditions, (5) otherwise limiting the number of public shares electing to redeem and (6) Waldencast’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Investment Amount and the Forward Purchase Amount actually received by Waldencast prior to or substantially concurrently with the Closing) being at least $5,000,001. However, any public shares purchased by the Sponsor or any of its affiliates pursuant to such share purchases or other transactions will not be voted in favor of any of the Condition Precedent Proposals.
Entering into any such arrangements may have a depressive effect on the ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. Waldencast will file or submit a Current Report on Form 6-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
The existence of financial and personal interests of one or more of Waldencast’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Waldencast and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Waldencast’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “BCA Proposal — Interests of Waldencast’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Interests of the Underwriters in the Business Combination
The deferred underwriting commission of approximately $12.1 million owed to the underwriters of our initial public offering, which commission was agreed at the time of our initial public offering, will be released to the underwriters only upon completion of an initial business combination. The deferred underwriting commission is payable if an initial business combination is consummated without regard to the number of public shares redeemed by holders in connection with such initial business combination.
Interests of Obagi’s Directors and Executive Officers in the Business Combination
Simon Dai, a current director of Obagi, Obagi Holdco and Obagi Hong Kong, is expected to be a director of the Company after the consummation of the Business Combination, pursuant to the Investor Rights Agreement. As such, in the future, he will receive any cash fees, stock options, stock awards or other remuneration that the Waldencast plc Board determines to pay to him and any applicable compensation.
Interests of Milk’s Directors and Executive Officers in the Business Combination
One of Milk’s directors will be paid a transaction bonus at the Milk Closing in an aggregate amount of $2.5 million, which amount will be payable out of the Milk Cash Consideration.
Recommendation to Shareholders of Waldencast
Waldencast’s board of directors believes that the Obagi Merger Proposal, the Milk Transaction Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Waldencast’s shareholders and unanimously recommends that its shareholders and, in the case of the Director Election Proposal, its shareholders holding Waldencast Class B ordinary shares, vote “FOR” the Obagi Merger Proposal, “FOR” the Milk Transaction Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Milk Issuance Proposal, “FOR” the Incentive Award Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.
The existence of financial and personal interests of one or more of Waldencast’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Waldencast and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Waldencast’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of Waldencast’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the Business Combination. These figures assume (i) that no public shareholders exercise their redemption rights in connection with the Business Combination (ii) Waldencast sells and issues 10,500,000 Waldencast plc Class A ordinary shares to the PIPE Investors pursuant to the PIPE Investment, (iii) Waldencast sells and issues 33,300,000 Waldencast plc Units to the Forward Purchasers, consisting of 33,300,000 Waldencast plc Class A ordinary shares and 11,100,000 warrants to purchase one Waldencast plc Class A ordinary share, pursuant to the Forward Purchase Transaction, and (iv) that Waldencast plc issues or reserves for issuance 41,195,447 Waldencast plc Class A ordinary shares to the Obagi Shareholders and Milk Members and reserves 10,686,217 Waldencast plc Class A ordinary shares for potential future issuance upon the exercise of Waldencast plc Options and Restricted Stock Units as part of the transaction consideration pursuant to the Transaction Agreements.
Sources		Uses
($ in millions)
IPO cash proceeds	$345.1	Cash to balance sheet(2)	$201.4
PIPE cash proceeds	105.0	Cash to sellers	520.0
Founder FPA proceeds	160.0	Cash to Obagi sellers	380.0
Beauty FPA proceeds	173.0	Cash to Milk sellers	140.0
Seller rollover equity	518.8	Fees and expenses(3)	64.0
Other(1)	2.3	Seller rollover equity	518.8
Total sources	$1,304.2	Total uses	$1,304.2
(1)	Represents cash from the settlement of amounts due from officers of $0.8 million and cash drawn from the Working Capital Loan of $1.5 million.
(2)
Any cash to the balance sheet is intended to be utilized for the further development of Obagi and Milk, future acquisitions and other purposes in line with the best interests of the combined company. In general, Milk and Obagi are currently in different phases of their business life-cycles and, as such, have differing cash requirements. Given that Milk is in the growth phase, Waldencast anticipates that Milk will require cash to continue to fuel its growth and, therefore, it is anticipated that balance sheet cash may be utilized to continue to fuel such growth. Obagi, on the other hand, is currently a cash generating business and, as such, it is not anticipated that Obagi will currently require cash from the combined company’s balance sheet to operate its business. The cash requirements of each of Milk and Obagi in the future are not predictable and are inherently subject to change. Further, Waldencast anticipates that the more cash that is available on Waldencast plc’s balance sheet upon Closing of the Transactions, the more quickly Waldencast plc will be in a position to execute on its plan to acquire other companies that will fuel Waldencast plc’s growth as Waldencast plc’s plan, in part, is to utilize balance sheet cash to fund such future acquisitions.

(3)
Reflects the preliminary estimated direct and incremental transaction costs of $64.0 million incurred by Waldencast, Obagi and Milk prior to, or concurrent with, the Closing, including a deferred underwriting commission of approximately $12.1 million to be paid pursuant to the underwriting agreement entered into in connection with Waldencast’s initial public offering upon consummation of the business combination. Approximately $5.8 million of transaction costs were paid as of December 31, 2021.

Waldencast cannot predict how many of its public shareholders will exercise their right to have their public shares redeemed for cash. As result, if the actual facts are different from the assumptions set out above, then the amounts set forth above will be different. For instance, the following table summarizes the sources and uses for funding the Business Combination in a scenario where 30% of the Waldencast Class A ordinary shares issued and outstanding are redeemed by the public shareholder:
Sources		Uses
($ in millions)
IPO cash proceeds, net of redemptions	$241.5	Cash to balance sheet(2)	$97.8
PIPE cash proceeds	105.0	Cash to sellers	520.0
Founder FPA proceeds	160.0	Cash to Obagi sellers	380.0
Beauty FPA proceeds	173.0	Cash to Milk sellers	140.0
Seller rollover equity	518.8	Fees and expenses(3)	64.0
Other(1)	2.3	Seller rollover equity	518.8
Total sources	$1,200.6	Total uses	$1,200.6
(1)	Represents cash from the settlement of amounts due from officers of $0.8 million and cash drawn from the Working Capital Loan of $1.5 million.

(2)
Any cash to the balance sheet is intended to be utilized for the further development of Obagi and Milk, future acquisitions and other purposes in line with the best interests of the combined company. In general, Milk and Obagi are currently in different phases of their business life-cycles and, as such, have differing cash requirements. Given that Milk is in the growth phase, Waldencast anticipates that Milk will require cash to continue to fuel its growth and, therefore, it is anticipated that balance sheet cash may be utilized to continue to fuel such growth. Obagi, on the other hand, is currently a cash generating business and, as such, it is not anticipated that Obagi will currently require cash from the combined company’s balance sheet to operate its business. The cash requirements of each of Milk and Obagi in the future are not predictable and are inherently subject to change. Further, Waldencast anticipates that the more cash that is available on Waldencast plc’s balance sheet upon Closing of the Transactions, the more quickly Waldencast plc will be in a position to execute on its plan to acquire other companies that will fuel Waldencast plc’s growth as Waldencast plc’s plan, in part, is to utilize balance sheet cash to fund such future acquisitions.

(3)
Reflects the cash disbursement for the preliminary estimated direct and incremental transaction costs of $64.0 million incurred by Waldencast, Obagi and Milk prior to, or concurrent with, the Closing, including a deferred underwriting commission of approximately $12.1 million to be paid pursuant to the underwriting agreement entered into in connection with Waldencast’s initial public offering upon consummation of the business combination. Approximately $5.8 million of transaction costs were paid as of December 31, 2021.

The following table summarizes the sources and uses for funding the Business Combination in the maximum redemption scenario:
Sources		Uses
($ in millions)
IPO cash proceeds, net of redemptions	$125.5	Cash to balance sheet(2)	$57.4
PIPE cash proceeds	105.0	Cash to sellers	444.4
Founder FPA proceeds	160.0	Cash to Obagi sellers	327.5
Beauty FPA proceeds	173.0	Cash to Milk sellers	116.9
Seller rollover equity	594.4	Fees and expenses(3)	64.0
Other(1)	2.3	Seller rollover equity	594.4
Total sources	$1,160.2	Total uses	$1,160.2
(1)	Represents cash from the settlement of amounts due from officers of $0.8 million and cash drawn from the Working Capital Loan of $1.5 million.
(2)
Any cash to the balance sheet is intended to be utilized for the further development of Obagi and Milk, future acquisitions and other purposes in line with the best interests of the combined company. In general, Milk and Obagi are currently in different phases of their business life-cycles and, as such, have differing cash requirements. Given that Milk is in the growth phase, Waldencast anticipates that Milk will require cash to continue to fuel its growth and, therefore, it is anticipated that balance sheet cash may be utilized to continue to fuel such growth. Obagi, on the other hand, is currently a cash generating business and, as such, it is not anticipated that Obagi will currently require cash from the combined company’s balance sheet to operate its business. The cash requirements of each of Milk and Obagi in the future are not predictable and are inherently subject to change. Further, Waldencast anticipates that the more cash that is available on Waldencast plc’s balance sheet upon Closing of the Transactions, the more quickly Waldencast plc will be in a position to execute on its plan to acquire other companies that will fuel Waldencast plc’s growth as Waldencast plc’s plan, in part, is to utilize balance sheet cash to fund such future acquisitions.

(3)
Reflects the cash disbursement for the preliminary estimated direct and incremental transaction costs of $64.0 million incurred by Waldencast, Obagi and Milk prior to, or concurrent with, the Closing, including a deferred underwriting commission of approximately $12.1 million to be paid pursuant to the underwriting agreement entered into in connection with Waldencast’s initial public offering upon consummation of the business combination. Approximately $5.8 million of transaction costs were paid as of December 31, 2021.

The following table summarizes the sources and uses for funding the Business Combination in a scenario where 90% of the Waldencast Class A ordinary shares issued and outstanding are redeemed by the public shareholders:
Sources		Uses
($ in millions)
IPO cash proceeds, net of redemptions	$34.5	Cash to balance sheet(1)	$53.1
PIPE cash proceeds	105.0	Cash to sellers	357.7
Founder FPA proceeds	160.0	Cash to Obagi sellers	282.0
Beauty FPA proceeds	173.0	Cash to Milk sellers	75.7
Seller rollover equity	681.1	Fees and expenses(2)	64.0
Other(1)	2.3	Seller rollover equity	681.1
Total sources	$1,155.9	Total uses	$1,155.9
(1)	Represents cash from the settlement of amounts due from officers of $0.8 million and cash drawn from the Working Capital Loan of $1.5 million.

(2)
Any cash to the balance sheet is intended to be utilized for the further development of Obagi and Milk, future acquisitions and other purposes in line with the best interests of the combined company. In general, Milk and Obagi are currently in different phases of their business life-cycles and, as such, have differing cash requirements. Given that Milk is in the growth phase, Waldencast anticipates that Milk will require cash to continue to fuel its growth and, therefore, it is anticipated that balance sheet cash may be utilized to continue to fuel such growth. Obagi, on the other hand, is currently a cash generating business and, as such, it is not anticipated that Obagi will currently require cash from the combined company’s balance sheet to operate its business. The cash requirements of each of Milk and Obagi in the future are not predictable and are inherently subject to change. Further, Waldencast anticipates that the more cash that is available on Waldencast plc’s balance sheet upon Closing of the Transactions, the more quickly Waldencast plc will be in a position to execute on its plan to acquire other companies that will fuel Waldencast plc’s growth as Waldencast plc’s plan, in part, is to utilize balance sheet cash to fund such future acquisitions.

(3)
Reflects the cash disbursement for the preliminary estimated direct and incremental transaction costs of $64.0 million incurred by Waldencast, Obagi and Milk prior to, or concurrent with, the Closing, including a deferred underwriting commission of approximately $12.1 million to be paid pursuant to the underwriting agreement entered into in connection with Waldencast’s initial public offering upon consummation of the business combination. Approximately $5.8 million of transaction costs were paid as of December 31, 2021.

If public shareholders redeem Waldencast Class A ordinary shares in excess of the maximum redemption scenario then there may not be adequate funds remaining in the trust account to meet the Obagi Minimum Cash Conditions and/or the Milk Minimum Cash Conditions. If the Obagi Minimum Cash Condition is not met, the Business Combination may not be consummated unless Obagi agrees to waive this condition. Even if these conditions are satisfied or waived, if there are significant redemptions by the public shareholders, following the Closing, Waldencast plc may need to obtain additional financing through public or private equity, debt financings or other sources, in addition to the net proceeds from the Business Combination, the PIPE Investment and pursuant to the Forward Purchase Agreements, in order to fund its planned operations to the point where Waldencast plc’s business is generating positive cash flows.
On October 20, 2021, pursuant to the terms of the Forward Purchase Agreements, the Company received (i) an allocation notice from the Sponsor and Dynamo Master Fund committing to purchase 16,000,000 units, with each unit consisting of one Class A ordinary share and one-third of one redeemable warrant, for an aggregate purchase price of $160.0 million, or $10.00 per unit and (ii) an allocation notice from Beauty Ventures committing to purchase 17,300,000 units, with each unit consisting of one Class A ordinary share and one-third of one redeemable warrant, for an aggregate purchase price of $173.0 million, or $10.00 per unit.
U.S. Federal Income Tax Considerations
As discussed more fully in “U.S. Federal Income Tax Considerations — Effects of the Business Combination to U.S. Holders,” Skadden, Arps, Slate, Meagher & Flom LLP has delivered an opinion that the Domestication will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. A In accordance with such opinion, subject to the limitations and qualifications therein, U.S. Holders (as defined in “U.S. Federal Income Tax Considerations”) of Waldencast Class A ordinary shares will generally not recognize gain or loss for U.S. federal income tax purposes on the Domestication. See the section titled “U.S. Federal Income Tax Considerations — Effects of the Business Combination to U.S. Holders.”
In the event that a U.S. Holder elects to redeem its Waldencast Class A ordinary shares for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on the specific facts and circumstances of such U.S. Holder and its redemption. See the section titled “U.S. Federal Income Tax Considerations — Effects to U.S. Holders of Exercising Redemption Rights.”
Jersey Tax Considerations
For a description of material Jersey tax considerations including in connection with the ownership and disposition of Waldencast plc Class A ordinary shares, please see the information set forth in “Jersey Tax Considerations.”
Expected Accounting Treatment
The Domestication
There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of Waldencast as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Waldencast plc immediately following the Domestication will be the same as those of Waldencast immediately prior to the Domestication.

The Business Combination
The Business Combination is expected to be accounted using the acquisition method of accounting under the provisions of Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”) on the basis of Waldencast as the accounting acquirer and Obagi and Milk as the accounting acquirees. The ultimate determination of the accounting acquirer is a qualitative and quantitative assessment that requires careful consideration, of which the final determination will occur after the consummation of the Business Combination. See the section entitled “BCA Proposal — Expected Accounting Treatment of the Business Combination.”
Regulatory Matters
None of Waldencast, Obagi or Milk are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
HSR Act
Under the HSR Act, certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the Federal Trade Commission (“FTC”) and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of the waiting periods for each of the Obagi Merger and the Milk Transaction following the filings of the required Notification and Report Forms with the Antitrust Division and the FTC. On November 30, 2021, Waldencast, Obagi and Milk filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC and requested early termination of the waiting period. The waiting periods for the Obagi Merger and the Milk Transaction expired on December 30, 2021 without further action from the FTC or the Antitrust Division.
At any time before or after consummation of the Business Combination, notwithstanding termination of the respective waiting periods under the HSR Act, the Antitrust Division or the FTC, or any state or foreign Governmental Authority could take such action under applicable antitrust laws as such authority deems necessary or desirable, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. Waldencast cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other Governmental Authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, Waldencast cannot assure you as to its result.
Emerging Growth Company
Waldencast is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in Waldencast’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Waldencast has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Waldencast, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Waldencast’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Waldencast will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of Waldencast’s initial public offering, (b) in which Waldencast has total annual gross revenue of at least $1,070.0 million or (c) in which Waldencast is deemed to be a large accelerated filer, which means the market value of its common equity that is held by non-affiliates exceeds $700.0 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which Waldencast has issued more than $1,000 million in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.
Foreign Private Issuer
Waldencast plc is a “foreign private issuer” under SEC rules and will report under the Exchange Act as a non-U.S. company with “foreign private issuer” status and will be subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. This means that, even after Waldencast plc no longer qualifies as an “emerging growth company,” as long as it qualifies as a “foreign private issuer” under the Exchange Act, it will be exempt from certain provisions of and intends to take advantage of certain exemptions from the Exchange Act that are applicable to U.S. public companies. Such exemptions include the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership.
Additionally, Waldencast plc will not be required to file its annual report on Form 20-F until 120 days after the end of each fiscal year and Waldencast plc will furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by Waldencast plc in Jersey or that is distributed or required to be distributed by Waldencast plc to its shareholders. Further, based on its foreign private issuer status, Waldencast plc will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act. Waldencast plc will also not be required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, Waldencast plc officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Waldencast plc ordinary shares.
Waldencast plc may take advantage of these reporting exemptions until such time as it is no longer a “foreign private issuer.” Waldencast plc could lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of Waldencast’s outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of Waldencast plc’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of Waldencast plc’s assets are located in the U.S.; or (iii) Waldencast plc’s business is administered principally in the U.S.
Waldencast plc may choose to take advantage of some but not all of these reduced burdens. Waldencast plc has taken advantage of reduced reporting requirements in this proxy statement/prospectus. Accordingly, the information contained in this proxy statement/prospectus may be different from the information you receive from Waldencast plc’s competitors that are public companies, or other public companies in which you have made an investment.
Risk Factors
In evaluating the proposals to be presented at Waldencast’s extraordinary general meeting, a shareholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors,” which includes, among others, the risk factors listed below:
Risks Related to Obagi
Unless the context otherwise requires, all references in this subsection to “we,” “us” or “our” refer to the business of Obagi and its subsidiaries prior to the consummation of the Business Combination, which will be a business indirectly owned by Waldencast plc following the consummation of the Business Combination.
•	Our sales and profitability may suffer if ongoing economic uncertainties in any of our major markets inhibit people from spending their disposable income on aesthetic and skin health products.
•	The loss of a significant customer could materially and adversely affect our business, financial condition and results of operations.

•	We face intense competition, in some cases from companies that have significantly greater resources than we do, which could limit our ability to generate sales and/or render our products obsolete.
•
Our revenues and financial results depend significantly on sales of our Obagi Nu-Derm products. If we are unable to manufacture or sell the Nu-Derm products in sufficient quantities and in a timely manner, or maintain physician and/or patient acceptance of Nu-Derm products, our business will be materially and adversely impacted.

•
We are dependent on third parties that we enter into agreements with to manufacture and distribute products for us and for other essential services and to whom we license our intellectual property rights.

•	Our inability to anticipate and respond to market trends and changes in consumer preferences could adversely affect our financial results.
•	Any damage to our reputation or brands may materially and adversely affect our business, financial condition and results of operations.
•
The drug regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time-consuming and inherently unpredictable, and if we are required to seek and obtain any regulatory approvals that may be required for our products, we may be unable to obtain or maintain such regulatory approvals, which would substantially harm our business.

•
Our products containing the active ingredient, hydroquinone are marketed as prescription-use only drugs but have not received required premarket authorization from the FDA or other regulatory authorities, and the FDA could require us to remove these products from the market until we obtain approval of the required NDA, which would require a significant investment of time and money, and could prohibit us from continuing to sell such products until the NDA is approved.

•
Our products may cause adverse events or side effects, or could be associated with safety issues, that could result in recalls, withdrawals, or regulatory enforcement action. For example, the FDA has historically expressed concerns regarding the safety of HQ products, including risks for potentially serious side effects, including skin rashes, facial swelling, skin discoloration, carcinogenicity and reproductive toxicity.

•	Failure to obtain regulatory approvals in foreign jurisdictions would prevent us from marketing our products internationally.
•
We are dependent on information technology systems and infrastructure; failure to protect sensitive information of our consumers and information technology systems against security breaches could damage our reputation and brand and substantially harm our business.

•
Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply could result in claims, changes to our business practices, monetary penalties or increased costs of operations, or otherwise could harm our business.

•	If we are unable to protect our proprietary rights, we may not be able to compete effectively.
•
We and our manufacturers and suppliers license certain product and device technologies from third parties. If these licenses are breached, terminated or disputed, our ability to commercialize products dependent on these technologies and patents may be compromised.

•	To grow, we will need to increase the size of our organization, and we may encounter difficulties managing our growth, which could adversely affect our results of operations.

Risks Related to Milk
Unless the context otherwise requires, all references in this subsection to “we,” “us” or “our” refer to the business of Milk and its subsidiaries prior to the consummation of the Business Combination, which will be a business indirectly owned by Waldencast plc following the consummation of the Business Combination.
•	The cosmetics industry is highly competitive, and if we are unable to compete effectively, our results will suffer.
•	Any damage to our reputation or brand or dilution of our brand uniqueness may materially and adversely affect our business, financial condition and results of operations.
•	We may be unable to grow our business effectively or efficiently, which would harm our business, financial condition and results of operations.
•
We rely on a number of third-party suppliers, distributors and other vendors, and they may not continue to produce products or provide services that are consistent with our standards or applicable regulatory requirements, which could harm our brand, cause consumer dissatisfaction and require us to find alternative suppliers of our products.

•
We maintain single supply relationships for certain key components, and our business and operating results could be harmed if supply is restricted or ends, or the price of raw materials used in our manufacturing process increases.

•	The loss of a significant reseller could materially and adversely affect our business, financial condition and results of operations.
•	A negative reputation event to any of our retail partners could cause a decline in our net revenues or a reduction in our earnings.
•	We have growing operations in China, which exposes us to risks inherent in doing business in that country.
•	New laws, regulations, enforcement trends or changes in existing regulations governing the introduction, marketing and sale of our products to consumers could harm our business.
•
We are involved, and may become involved in the future, in disputes and other legal or regulatory proceedings, including an ongoing legal proceeding involving our founders, that, if adversely decided or settled, could materially and adversely affect our business, financial condition and results of operations.

•	Use of social media may materially and adversely affect our reputation or subject us to fines or other penalties.
•	Our business could be negatively impacted by reputational attacks on our brand, founders or employees, whether founded or unfounded.
Risks Related to Waldencast and Waldencast plc
Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to Waldencast prior to the consummation of the Business Combination or Waldencast plc following the consummation of the Business Combination.
•
Based on recent market trends, in the event that Waldencast’s stock price is at, around or below $10.00 per share during the redemption period, there will likely be significant redemptions by Waldencast’s public shareholders in connection with the Business Combination, resulting in a greater risk that the Obagi Minimum Cash Conditions or Milk Minimum Cash Conditions will not be met, or that there will be a reduced amount of cash available to Waldencast plc following the consummation of the Business Combination and as a result, would likely require Waldencast plc to obtain additional financing in order to fund its planned operations to the point where Waldencast plc’s business is generating positive cash flows.

•	The Sponsor and the Investor Directors have agreed to vote in favor of the Business Combination, regardless of how Waldencast’s public shareholders vote.
•	We may be forced to close the Business Combination even if we determine it is no longer in our shareholders’ best interest.

•
Since the Sponsor and Waldencast’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Obagi and Milk is appropriate as our initial business combination. Such interests include that the Sponsor will lose its entire investment in us if the Business Combination is not completed.

•
The exercise of Waldencast’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Waldencast’s shareholders’ best interest.

•	We, Obagi and Milk will incur significant transaction and transition costs in connection with the Business Combination.
•	The Transactions may be completed even though material adverse effects may result from the announcement of the Transactions, industry-wide changes and other causes.
•
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of, prior to the Business Combination, Waldencast’s securities or, following the Business Combination, Waldencast plc’s securities, may decline.

•
The announcement of the proposed Business Combination could disrupt Obagi’s, Milk’s and/or Waldencast plc’s relationships with its customers, suppliers, business partners and others, as well as its operating results and business generally.

•
We may make investments into or acquire other companies, which could divert our management’s attention, result in dilution to our shareholders and otherwise disrupt our operations, and we may have difficulty integrating any such acquisitions successfully or realizing the anticipated benefits therefrom, any of which could have an adverse effect on our business, financial condition and results of operations.

•	We may face risks related to companies in the beauty and skincare industries.
•	Delays in completing the Transactions may substantially reduce the expected benefits of the Transactions.
•
We are subject to risks related to our dependency on our directors and officers and, following the consummation of the Business Combination, will be subject to risks related to our dependency on key personnel, employees and independent contractors of Obagi and Milk, including highly skilled technical experts, as well as risks related to attracting, retaining and developing human capital in a highly competitive market.

•	We will incur increased costs as a result of becoming a public company.
•
Subsequent to consummation of the Business Combination, we may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our securities, which could cause you to lose some or all of your investment.

•	Investors may not have the same benefits as an investor in an underwritten public offering.
•	The board of directors of Waldencast did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination.
•
The historical financial results of Obagi and Milk and unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what Waldencast plc’s actual financial position or results of operations would have been.

•
Following the consummation of the Business Combination, our only significant asset will be our ownership interest in Obagi and Milk and such ownership may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on Waldencast plc Class A ordinary shares or satisfy our other financial obligations.

•
The Sponsor may elect to purchase shares or warrants from public shareholders prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our securities.

•
If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price per unit in our initial public offering).

•
If, after we distribute the proceeds in the trust account to our public shareholders, Waldencast files a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties, thereby exposing the members of our board of directors and us to claims of damages.

•
If, before distributing the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

•	Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.
•
The public shareholders will experience immediate dilution as a consequence of the issuance of Waldencast plc Class A ordinary shares as consideration in the Business Combination, the PIPE Investment and the Forward Purchase Transaction and due to future issuances pursuant to the Waldencast plc 2022 Incentive Award Plan and, potentially, the Promissory Note. Having a minority share position may reduce the influence that our current stockholders have on the management of Waldencast plc.

•
Warrants will become exercisable for Waldencast plc Class A ordinary shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

•
Even if the Business Combination is consummated, we may amend the terms of the warrants in a manner that may be adverse to holders with the approval by the holders of at least 65% of the then outstanding public warrants.

•	We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
•
Nasdaq may not list Waldencast plc’s securities on its exchange, which could limit investors’ ability to make transactions in Waldencast plc’s securities and subject Waldencast plc to additional trading restrictions.

•
Waldencast’s, Obagi’s and Milk’s ability to consummate the Business Combination, and the operations of Waldencast plc following the Business Combination, may be materially adversely affected by the COVID-19 pandemic and other events.

•
Waldencast has identified a material weakness in its internal control over financial reporting. If Waldencast is unable to develop and maintain an effective system of internal control over financial reporting, Waldencast may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in Waldencast and materially and adversely affect Waldencast’s business and operating results.

•	Waldencast and, following the Business Combination, Obagi and Milk, may face litigation and other risks as a result of the material weakness in Waldencast’s internal control over financial reporting.
•	Waldencast’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about Waldencast’s ability to continue as a “going concern.”
•	Waldencast’s warrants are accounted for as liabilities and the changes in value of Waldencast’s warrants could have a material effect on our financial results.

•	Foreign currency exchange rate fluctuations and restrictions on the repatriation of cash could adversely affect our results of operations, financial position and cash flows.
•
Following the Business Combination, Waldencast plc will be subject to the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws and anti-money laundering laws. Failure to comply with these laws could subject us to penalties and other adverse consequence.

•
Your rights and responsibilities as a shareholder will be governed by Jersey law, which differs in some material respects with respect to the rights and responsibilities of shareholders of U.S. companies.

•	It may be difficult to enforce a U.S. judgment against us or our directors and officers outside the U.S., or to assert U.S. securities law claims outside the U.S.
•
Waldencast plc’s only material asset will be its indirect interest in Waldencast LP, and Waldencast plc will be accordingly dependent upon distributions from Waldencast LP to pay dividends, taxes and other expenses.

•
Any disparity between the U.S. corporate tax rate and the U.S. tax rate applicable to non-corporate Members of Waldencast LP may complicate Waldencast plc’s ability to maintain its intended capital structure, which could impose transaction costs on it and require management attention.

•	The price of Waldencast plc Class A ordinary shares and warrants may be volatile.
•	If analysts do not publish research about Waldencast plc’s business or if they publish inaccurate or unfavorable research, Waldencast plc’s stock price and trading volume could decline.
•	A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities.
•	The Sponsor and its affiliates will continue to have significant ownership of Waldencast after the Business Combination.
•
Any legal proceedings, investigations or claims against us could be costly and time-consuming to defend and could harm our reputation regardless of the outcome. In addition, our business and operations could be negatively affected if they become subject to any securities litigation or shareholder activism, which could cause us to incur significant expense, hinder execution of business and growth strategy and impact our share price.

•
Future resales of Waldencast plc Class A ordinary shares after the consummation of the Business Combination may cause the market price of Waldencast plc’s securities to drop significantly, even if Waldencast plc’s business is doing well.

•
The obligations associated with being the publicly traded entity in the “Up-C” structure will involve significant expenses and will require significant resources and management attention, which may divert from Waldencast plc’s business operations.

•
Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing a business combination.

•
We are currently an emerging growth company within the meaning of the Securities Act, and to the extent we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

•
As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of the ordinary shares.

•
As a foreign private issuer, we are permitted to rely on exemptions from certain stock exchange corporate governance standards. As a result, our shareholders may be afforded less protection than shareholders of companies that are subject to all corporate governance requirements of the Exchange Act and U.S. stock exchanges.

•	We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

SELECTED HISTORICAL FINANCIAL INFORMATION OF WALDENCAST
The following table shows summary historical financial information of Waldencast for the periods and as of the dates indicated.
The summary historical financial information of Waldencast as of December 31, 2021 and for the year ended December 31, 2021 are each derived from the audited financial statements of Waldencast included elsewhere in this proxy statement/prospectus.
The following summary historical financial information should be read together with the financial statements and accompanying notes and “Waldencast’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this proxy statement/prospectus. The summary historical financial information in this section is not intended to replace Waldencast’s financial statements and the related notes. Waldencast’s historical results are not necessarily indicative of Waldencast’s future results.
As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to Waldencast, prior to and without giving pro forma effect to the impact of the Business Combination and, as a result, the results reflected in this section may not be indicative of the results going forward.
Statement of Operations Data
(in thousands, except for share data)	For the year ended December 31, 2021
Formation and operating costs	$9,133
Loss from operations	(9,133)

Other income (expense):
Interest income on operating account	1
Interest income on marketable securities held in Trust Account	52
Offering expenses related to warrant issuance	(719)
Change in fair value of forward purchase agreement liabilities	(1,665)
Change in fair value of warrant liabilities	(2,964)
Total other expense	(5,295)

Net loss	$(14,428)

Weighted average shares outstanding, Class A ordinary shares subject to possible redemption	27,316,438
Basic and diluted net income per share, Class A ordinary Shares subject to possible redemption	$(0.41)
Weighted average shares outstanding, Non-redeemable Class B ordinary shares	8,410,753
Basic and diluted net income per share, Non-redeemable Class B ordinary shares	$(0.41)
Statement of Cash Flows Data
(in thousands)	For the year ended December 31, 2021
Net cash used in operating activities	$(816)
Net cash used in investing activities	$(345,000)
Net cash provided by financing activities	$347,319
Balance Sheet Data
(in thousands)	As of December 31, 2021
Total assets	$346,794
Total liabilities	$56,603
Class A ordinary shares subject to possible redemption	$345,000
Total shareholders' deficit	$(54,809)

SELECTED HISTORICAL FINANCIAL INFORMATION OF OBAGI
The following table shows summary historical financial information of Obagi for the periods and as of the dates indicated.
The summary historical financial information of Obagi as of December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019, was derived from the audited consolidated historical financial statements of Obagi included elsewhere in this proxy statement/prospectus.
The following summary historical financial information should be read together with the financial statements and accompanying notes and “Obagi’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this proxy statement/prospectus. The summary historical financial information in this section is not intended to replace Obagi’s financial statements and the related notes. Obagi’s historical results are not necessarily indicative of Obagi’s future results.
As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to Obagi, prior to and without giving pro forma effect to the impact of the Business Combination and, as a result, the results reflected in this section may not be indicative of the results going forward.
Statements of Operations Data
	For the year ended December 31,
(in thousands, except for share data)	2021	2020	2019
Net revenue	$206,069	$84,145	$117,085
Total costs and expenses	187,995	92,118	105,873
Operating (loss) income	18,074	(7,973)	11,212
Other income (expense):
Interest expense	11,156	6,281	6,834
Loss on Extinguishment of Debt	2,317	—	—
Gain on PPP Loan forgiveness (Note 8)	(6,824)	—	—
Other expense, net	194	11	147
Income tax expense (benefit)	11,301	(5,094)	(1,589)
Net income (loss)	$(70)	$(9,171)	$5,820
Net income (loss) per share of common stock - Basic and Diluted	$(0.01)	$(1.15)	$0.73
Weighted average shares of common stock outstanding - Basic and Diluted	8,000,002	8,000,002	8,000,002
Statements of Cash Flows Data
	For the year ended December 31,
(in thousands)	2021	2020	2019
Net cash provided by (used in) operating activities	$5,070	$(7,251)	$3,776
Net cash used in investing activities	$ (5,360)	$(1,887)	$(788)
Net cash provided by (used in) financing activities	$ 5,162	$14,319	$(6,814)
Balance Sheet Data
	As of December 31
(in thousands)	2021	2020
Total assets	$233,573	$218,423
Total liabilities	$144,283	$127,031
Total shareholder's equity	$89,290	$91,392
Total liabilities and shareholder's equity	$233,573	$218,423

SELECTED HISTORICAL FINANCIAL INFORMATION OF MILK
The following table shows summary historical financial information of Milk for the periods and as of the dates indicated.
The summary historical financial information of Milk as of December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019, was derived from the audited historical financial statements of Milk included elsewhere in this proxy statement/prospectus.
The following summary historical financial information should be read together with the financial statements and accompanying notes and “Milk’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this proxy statement/prospectus. The summary historical financial information in this section is not intended to replace Milk’s financial statements and the related notes. Milk’s historical results are not necessarily indicative of Milk’s future results.
As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to Milk, prior to and without giving pro forma effect to the impact of the Business Combination and, as a result, the results reflected in this section may not be indicative of the results going forward.
Statement of Operations Data
	For the year ended December 31,
(in thousands)	2021	2020	2019
Net sales	$47,076	$39,515	$50,811
Total costs and expenses	54,520	51,755	59,482
Operating income (loss)	(7,444)	(12,240)	(8,671)
Other income (expense):
Interest expense, net	18	301	1,369
Other expense, net	385	393	918
Income tax provision	—	—	—
Net income (loss)	$(7,847)	$(12,934)	$(10,958)
Comprehensive income (loss)	$(7,847)	$(12,934)	$(10,958)
Statement of Cash Flows Data
	For the year ended December 31,
(in thousands)	2021	2020	2019
Net cash provided by (used in) operating activities	$(1,740)	$(4,694)	$(20,124)
Net cash used in investing activities	$(1,050)	$(6,001)	$(1,106)
Net cash provided by financing activities	$—	$10,000	$25,000
Balance Sheet Data
	As of December 31,
(in thousands)	2021	2020
Total assets	$35,052	$36,914
Total liabilities	$15,572	$9,664
Total redeemable preferred units	$99,282	$66,981
Total members' equity	$(79,802)	$(39,731)
Total liabilities, redeemable preferred units, and members' equity	$35,052	$36,914

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following summary unaudited pro forma condensed combined financial data (the “summary pro forma data”) gives effect to the Business Combination contemplated by the Business Combination Agreement described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
The summary unaudited pro forma condensed combined balance sheet data as of December 31, 2021 gives pro forma effect to the Business Combination as if it had occurred on December 31, 2021. The summary unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2021 gives pro forma effect to the Business Combination as if it had occurred on January 1, 2021.
The summary pro forma data have been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of the combined company appearing elsewhere in this proxy statement/prospectus and the accompanying notes. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements of Waldencast, Obagi and Milk and related notes included in this proxy statement/ prospectus. The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of the combined company.
The following table presents summary pro forma data after giving effect to the Business Combination, assuming two redemption scenarios as follows:
•
Assuming No Redemptions: This scenario assumes that none of Waldencast’s shareholders elect to redeem their Class A ordinary shares for a pro rata portion of cash in the Trust Account, and thus the full amount of the approximately $345.1 million held in the Trust Account is available for the Business Combination.

•
Assuming Maximum Redemptions: There is no specified Maximum Redemptions threshold; however, the Closing is conditioned upon minimum closing available cash of $565.0 million (calculated as the cash in the trust account after giving effect to redemptions, plus the PIPE Investment, the FPA proceeds and the cash and cash equivalents of Waldencast prior to closing) which does not result in 100% redemptions. Hence, this scenario assumes that Waldencast’s shareholders will redeem 21,952,292 shares of Class A ordinary shares for aggregate redemption payments of $219.6 million. The number of public redemption shares of 21,952,292 shares was calculated based on the estimated per share redemption value of $10.00 ($345.1 million of cash from trust account divided at December 31, 2021 by 34,500,000 outstanding Waldencast public shares).

	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
	(in thousands, except share and per share data)
Summary Unaudited Pro Forma Condensed Combined Statement of Operations for Year Ended December 31, 2021
Revenue	$ 225,757	$ 225,757
Net Loss	(68,821)	(68,821)
Normalized EBITDA	38,772	38,772
Net loss per share - basic and diluted	$(0.54)	$(0.60)
Weighted-average common shares outstanding - basic and diluted	109,800,724	93,098,432
Summary Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2021
Total assets	$1,408,198	$1,264,271
Total liabilities	246,968	246,968
Total equity	1,161,230	1,017,303
We believe that pro forma normalized EBITDA is useful to investors as a means of evaluating operating performance and reflects the EBITDA of Waldencast, Obagi, and Milk on a combined basis. Pro forma normalized EBITDA is a non-GAAP measure, which is an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as alternatives to performance measures derived in accordance with GAAP. Non-GAAP financial measures as used by us may not be comparable to similarly titled amounts used by other companies.

We believe these non-GAAP financial measures:
•
reflect the ongoing business of the combined company in a manner that allows for meaningful period-to-period comparison and analysis of trends in its business, as they exclude certain non-recurring income and expense that do not occur regularly as part of the normal activities;

•	provide useful information in understanding and evaluating the underlying sustainable performance of the combined business across periods; and
•	provide a normalized view of the operating performance of the combined business by excluding items that are either noncash or infrequently occurring in nature.
Post transaction, normalized EBITDA is one of the primary measures management of the combined company will use for planning and budgeting processes, and to monitor and evaluate financial and operating results.
Pro forma normalized EBITDA gives effect to the Business Combination (including the China Distribution) as if it had been consummated on January 1, 2021.
The table below presents our pro forma normalized EBITDA reconciled to our net loss, the closest GAAP measure for the period indicated:2
(in thousands)	Year ended December 31, 2021
Pro Forma Net Loss	$(68,821)
Adjusted For:
Interest expense, net	11,175
Income tax benefit	(6,841)
Depreciation and amortization	28,299
Transaction costs(1)	51,895
Loss on extinguishment of debt	2,317
Gain on PPP loan forgiveness	(6,824)
Stock-based compensation expense	7,840
Inventory fair value adjustment(2)	14,210
Change in fair value of warrant liabilities	2,964
Restructuring costs(3)	1,972
Loss on disposal of assets	166
Foreign currency transaction loss	421
Pro Forma Normalized EBITDA	$38,772
(1)	Includes mainly professional service fees in connection with the Business Combination.
(2)	Reflects non-cash, non-recurring fair value inventory step-up adjustment as part of the purchase accounting in connection with the Business Combination.
(3)	Reflects one-time expenses in connection with realignment of Obagi’s organizational structure to support new strategies and relocate corporate headquarters.
MARKET PRICE AND DIVIDEND INFORMATION
Waldencast units, Waldencast Class A ordinary shares and public warrants are currently listed on Nasdaq under the symbols “WALDU,” “WALD” and “WALDW,” respectively.
The closing price of the units, common stock and public warrants as of November 12, 2021, the last trading day before announcement of the execution of the Transaction Agreements, was $10.10, $9.79 and $1.00, respectively. As of    , 2022, the Record Date for the extraordinary general meeting, the most recent closing price for each unit, common stock and public warrant was $    , $    and $    , respectively.
Holders of the units, public shares and public warrants should obtain current market quotations for their securities. The market price of Waldencast’s securities could vary at any time before the Business Combination.

Holders
As of the date of this proxy statement/prospectus there was one holder of record of Waldencast Class A ordinary shares,    holders of record of Waldencast Class B ordinary shares,   holder of record of Waldencast units and    holders of record of Waldencast warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Waldencast units, Waldencast Class A ordinary shares and public warrants are held of record by banks, brokers and other financial institutions. See the section entitled “Beneficial Ownership of Securities.”
Dividend Policy
Waldencast has not paid any cash dividends on its Class A ordinary shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of Waldencast plc subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Waldencast plc Board. Waldencast’s board of directors is not currently contemplating and does not anticipate declaring stock dividends nor is it currently expected that the Waldencast plc Board will declare any dividends in the foreseeable future. Further, the ability of Waldencast plc to declare dividends may be limited by the terms of financing or other agreements entered into by Waldencast plc or its subsidiaries from time to time.
Price Range of Obagi’s and Milk’s Securities
Historical market price information regarding Obagi and Milk is not provided because there is no public market for Obagi’s or Milk’s securities. For information regarding Obagi’s and Milk’s liquidity and capital resources, see, respectively, the sections entitled “Obagi’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and “Milk’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

RISK FACTORS
In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the heading “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/prospectus. The risk factors described below disclose both material and other risks, and are not intended to be exhaustive and are not the only risks facing us. Additional risks not currently known to us or that we currently deem to be immaterial, or which are not identified because they are generally common to businesses, also may materially adversely affect our business, financial condition, results of operations and cash flows in future periods. You are encouraged to perform your own investigation with respect to our business, financial condition and prospects.
Risks Related to Obagi
Unless the context otherwise requires, all references in this subsection to “we,” “us” or “our” refer to the business of Obagi and its subsidiaries prior to the consummation of the Business Combination, which will be a business indirectly owned by Waldencast plc following the consummation of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on the business, financial condition, results of operations, cash flows and future prospects of Waldencast plc, in which event the market price of Waldencast plc Class A ordinary shares could decline, and you could lose part or all of your investment.
Risks Related to Obagi’s Business and Industry
Public health emergencies, epidemics or pandemics, such as COVID-19, have had, and could in the future have, an adverse impact on our operations and financial condition.
Public health emergencies, epidemics or pandemics have had, and could in the future have, an adverse impact on Obagi’s operations and financial condition. The continuing pandemic caused by COVID-19 has caused many countries, including the U.S., to declare national emergencies and implement preventive measures such as travel bans and shelter in place or total lock-down orders. Our net revenue was materially and adversely affected in the first two quarters of 2020, as many of our physician customers were required to close their practices for several weeks, which greatly diminished demand for our products. Although some of these customers have now established websites to be able to provide products to their patients through online sales, any re-implementation of similar restrictions could have a material impact on our future net revenue.
In addition, the COVID-19 pandemic has caused us to modify our business practices, including accelerating the launch of a redesigned website to enable us to sell our own products online, creating an e-commerce platform to enable our physician customers to sell Obagi products online to their patients, designing a Door-Step Delivery Program for our customers’ patients, and investing in our Helping Hands program to provide free hand sanitizer to healthcare professionals. Obagi may take further actions as may be required by government authorities or as we determine are in the best interests of our employees, customers and their patients, any of which may require unanticipated investments in management time and money.
While the impact of COVID-19 on Obagi’s manufacturing and supply chain, sales and marketing, and commercial and clinical trial operations, to date has not been material, the impact of COVID-19 on Obagi over the long term is uncertain and cannot be predicted with confidence. The extent of the adverse impact of COVID-19 on our operations will depend on the extent and severity of the continued spread of COVID-19 globally, the timing and nature of actions taken to respond to COVID-19 and the resulting economic consequences.
Our sales and profitability may suffer if ongoing economic uncertainties in any of our major markets inhibit people from spending their disposable income on aesthetic and skin health products.
Virtually all of our products are purchased based on consumer choice due to the fact that our products are generally considered cosmetic in nature and not covered by health insurance policies. As a result, they are typically paid for directly by the customer out of disposable income and are not subject to reimbursement by third-party payors such as health insurers. Adverse changes in the economy, such as the recent recession or ongoing economic uncertainties, could accordingly have a significant negative effect on consumer spending for these products. If consumers reassess their spending choices, the demand for these products could decline significantly. If demand declines significantly in our major markets, such as North America, Asia and the Middle East, it would have a material adverse effect on our sales and profitability.

The loss of a significant customer could materially and adversely affect our business, financial condition and results of operations.
We sell our products in the U.S. to healthcare professionals through an authorized wholesale distributor, Boxout Health. Under this model, we sell the products to Boxout Health, which then sells the products through to our physician customers when they order them. As a result, Boxout Health accounted for approximately 34.8% and 54.1% of our net revenue in the year ended December 31, 2021 and December 31, 2020, respectively. Our agreement with Boxout Health does not contain any minimum purchase requirements on its part. Accordingly, we do not have any guarantees regarding the quantity of each of our products that Boxout Health will order each quarter. We provide Boxout Health with forecasts of demand for our products from our physician customers, however, our forecasts may not always accurately assess demand for one or more products during any given quarter, which many affect subsequent orders for the affected products from them. Our e-commerce partners and international distributors purchase our products directly from us. One of our distributors in Southeast Asia, Gevie, Inc. together with its affiliate, Lemed, Inc. (collectively, the “SA Distributor”), accounted for approximately 28.0% and 8.1% of our net revenue in the years ended December 31, 2021 and December 31, 2020, respectively. Our agreement with the SA Distributor grants the SA Distributor a non-exclusive right to distribute our products in Vietnam and South Korea, contains minimum purchase requirements and has a term that expires on December 31, 2026. In January 2022, we executed an amendment with the SA Distributor to expand the countries within Southeast Asia in which it may distribute our products. Accordingly, our sales to such distributor may comprise an even greater proportion of our net revenue in the future. We are currently in discussions with the SA Distributor to expand the countries in Southeast Asia in which it may distribute our products. In the event that we do grant the SA Distributor the right to distribute products in additional countries, our sales to such distributor may comprise an even greater proportion of our net revenue in the future.
We face intense competition, in some cases from companies that have significantly greater resources than we do, which could limit our ability to generate sales and/or render our products obsolete.
The market for aesthetic and therapeutic skin health products is highly competitive and we expect the intensity of competition to increase in the future. We also expect to encounter increased competition as we enter new markets and/or distribution channels, attempt to penetrate existing markets with new products and expand into new distribution channels. We may not be able to compete effectively in these markets, may face significant pricing pressure from our competitors and may lose market share to our competitors. Our principal competitors are large, well-established companies in the fields of pharmaceuticals, cosmetics, medical devices and health care. Our largest direct competitors include SkinCeuticals, a division of L’Oréal S.A., SkinMedica, Inc., a division of Allergan, Inc., ZO Skin Health, a majority of which is owned by Blackstone Tactical Opportunities, and PCA Skin and EltaMD, each a division of Colgate-Palmolive.
Our indirect competitors for Obagi Medical® products and direct competitors for our Obagi Clinical products sell skincare products directly to consumers, and generally consist of large well known cosmetic companies, including, but not limited to, La Roche-Posay Laboratoire Dermatologique SAS, Dermalogica, Inc., Murad Inc. and dermatologist backed brands, such as Dr. Dennis Gross Skincare, LLC. We also face competition from medical device companies offering products to physicians that are used to enhance the skin’s appearance.
Many of these competitors have significantly greater resources than we have. This enables them, among other things, to make greater research and development investments and spread their research and development costs, as well as their marketing and promotional costs, over a broader revenue base. It is also possible that developments by our competitors could make our products or technologies less competitive or obsolete. The treatment of skin conditions and the enhancement of the appearance of skin are the subjects of active research and development by many potential competitors, including major pharmaceutical companies and specialized biotechnology firms, such as those listed above, as well as universities and other research institutions. Competitive advances may also include the potential development of new laser or radio frequency therapies to treat hyperpigmentation and photodamaged skin. While we intend to expand our technological capabilities to remain competitive, research and development by others may result in the introduction of new products by competitors that represent substantial improvements over our existing products. If that occurs, sales of our existing products could decline rapidly. Similarly, if we fail to make sufficient investments in research and development programs, our current and planned products could be surpassed by more effective or advanced products developed by our competitors.

Our revenues and financial results depend significantly on sales of our Obagi Nu-Derm products. If we are unable to manufacture or sell the Nu-Derm products in sufficient quantities and in a timely manner, or maintain physician and/or patient acceptance of Nu-Derm products, our business will be materially and adversely impacted.
To date, a substantial portion of our revenues have resulted from sales of our principal product line, the Obagi Nu-Derm System and related products. Nu-Derm products accounted for approximately 24.5% and 32.6% of net revenue for the years ended December 31, 2021 and December 31, 2020, respectively. Although we currently offer other products such as Obagi-C Rx, Professional-C, ELASTIderm, CLENZIderm, Blue Peel products and our Obagi Clinical line, and intend to introduce additional new products, we still expect sales of our Obagi Nu-Derm System and related products to account for a substantial portion of our sales for the foreseeable future. Because our business is highly dependent on Nu-Derm products, factors adversely affecting the pricing of, or demand for, these products could have a material and adverse effect on our business.
Sales of our Obagi Nu-Derm products also experience seasonality. We believe this is due to variability in patient compliance that relates to several factors such as a tendency to travel and/or engage in other disruptive activities during the summer months. Additionally, our commercial success depends in large part on our ability to sustain market acceptance of the Nu-Derm System. If existing users of our products determine that our products do not satisfy their requirements, if our competitors develop a product that is perceived by patients or physicians to better satisfy their respective requirements, or if state or federal regulations or enforcement actions prohibit sales of the Nu-Derm System, individual products within the system, or any related products, sales of these products may decline, and our total net revenue may correspondingly decline. We cannot assure you that we will be able to continue to manufacture these products in commercial quantities at acceptable costs. Our inability to do so would adversely affect our operating results and cause our business to suffer.
We are dependent on third parties that we enter into agreements with to manufacture and distribute products for us and for other essential services and to whom we license our intellectual property rights.
We currently outsource all our product manufacturing to third-party contract manufacturers. We have two or more qualified manufacturers for some of our key products, however, certain products, including some of our sun protection products, are currently supplied by a single source. In the event that such a sole source supplier or any of our other third-party manufacturers terminates its supply arrangement with us, experiences financial difficulties, encounters regulatory or quality assurance issues, experiences a significant disruption in supply of raw materials or components for our products or suffers any damage to its facilities, we may experience delays in securing sufficient amounts of our products, which could harm our business, reputation and relationships with customers.
Bausch Health, which formerly owned the business of Obagi, is our only supplier and manufacturer of tretinoin. We have a contract with Bausch Health that has an initial termination date in 2027. While there are several other manufacturers of generic tretinoin, the termination of this agreement or any loss of services under the agreement could be difficult for us to replace upon the same favorable terms.
We expect to continue to rely on third parties to produce materials required for clinical trials and for the commercial production of our products. However, there are a limited number of third-party manufacturers that operate under the FDA’s current Good Manufacturing Practices (“cGMPs”) regulations and that have the necessary expertise and capacity to manufacture our products. As a result, in the year ended December 31, 2021, we purchased approximately 44.3% and 5.4% of our products from G.S. Cosmeceutical USA Inc. (“G.S. Cosmeceutical”) and Swiss America CDMO LLC (“Swiss”), respectively. In the year ended December 31, 2020, we purchased approximately 50% of our product inventory from G.S. Cosmeceuticals and Swiss, respectively. In the event one of these suppliers terminates its arrangement with us, it may be difficult for us to locate alternate manufacturers for our anticipated future needs. If we are unable to arrange for third-party manufacturing of our products, or to do so on commercially reasonable terms, we may not be able to complete development of, market and sell our new products.
Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured products ourselves, including reliance on the third party for regulatory compliance and quality assurance. To the extent that any of our third-party manufacturers fails to comply with regulatory requirements or encounters quality assurance issues, we may experience an interruption in the supply of products, which could impair our customer relationships and adversely affect our business, financial condition and results of operations. In addition, reliance on third-party manufacturers subjects us to the possibility of breach of the manufacturing agreement by the third party, and the possibility of termination or non-renewal of the agreement by the third party. Dependence upon third parties for the manufacture of our products may also reduce our profit margins or the sale of our products, and may limit our ability to develop and deliver products on a timely and competitive basis.
We have also outsourced the distribution of our products to Boxout Health for our physician-dispensed sales as well as to third-party logistics providers, who store and distribute our products to our international distributors and retail and spa customers. The failure of one or more of these entities to provide the expected services on a timely basis, or at all, or at the prices we expect, or the costs and disruption incurred in changing these outsourced functions to being performed under our management and direct control or that of a third party, may have a material adverse effect on our business, financial condition and results of operations. We are not party to long-term contracts with any of these parties, and upon expiration of these existing agreements, we may not be able to renegotiate the terms on a commercially reasonable basis, or at all.
Further, our third-party manufacturers and other third-party service providers may:
•	have economic or business interests or goals that are inconsistent with ours;
•	take actions contrary to our instructions, requests, policies or objectives;
•
be unable or unwilling to fulfill their obligations to comply with applicable regulations, including those regarding the safety and quality of products and ingredients and good manufacturing practices;

•	have financial difficulties;
•	encounter raw material or labor shortages;
•	encounter increases in raw material or labor costs that may affect our procurement costs;
•	disclose our confidential information or intellectual property to competitors or third parties;
•	engage in activities or employ practices that may harm our reputation; and
•	work with, be acquired by, or come under control of, our competitors.
The occurrence of any of these events, alone or together, could have a material adverse effect on our business, financial condition and results of operations. In addition, such problems may require us to find new manufacturers or other third-party service providers, and there can be no assurance that we would be successful in finding third-party suppliers, manufacturers or distributors meeting our standards of innovation and quality.
The management and oversight of the engagement and activities of our manufacturers and other third-party service providers require substantial time and effort from our employees, and we may be unable to successfully manage and oversee such activities.
In connection with the Obagi China Distribution, we will license our trademarks and product formulas to Obagi Hong Kong for commercialization in the China Region. The failure of Obagi Hong Kong, or any other third-party manufacturer, service provider or other entity that licenses our product formulas, to comply with our quality standards and other controls, could materially and adversely affect our financial condition and operating results. Our licensees or others may dispute the scope of their rights under any of these licenses. Our licensees under these licenses may breach the terms of their respective agreements. Loss or breach of any of these licenses for any reason could materially and adversely affect our financial condition and operating results. Any dispute with a licensee could be complex, expensive and time-consuming, and an outcome adverse to us could materially and adversely affect our business and impair our ability to commercialize our licensed products.
If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.
Our business requires us to manage a large volume of inventory effectively. We depend on our forecasts of demand for, and popularity of, various products to make purchase decisions and to manage our inventory of stock-keeping units. Demand for products, however, can change significantly between the time inventory or components are ordered and the date of sale. Demand may be affected by new product launches, changes in customer and consumer preferences or spending patterns, changes in product cycles and pricing, product defects and promotions, and our customers may not purchase products in the quantities that we expect. It may be difficult to accurately forecast demand and determine appropriate levels of product or components.

If we overestimate demand, we may be required to write-off inventories and increase our reserves for product returns. If we underestimate demand, we may not have sufficient inventory of products to ship to our customers. Our products have expiration dates that generally range from 24 to 36 months from the date of manufacture. We establish reserves for potentially excess, dated or otherwise impaired inventories. However, we may not be able to accurately estimate the reserve requirement that will be needed in the future. Although our estimates are reviewed quarterly for reasonableness, our product return activity could differ significantly from our estimates. Judgment is required in estimating these reserves and we rely on data from third parties, including, but not limited to, distributor forecasts and independent market research reports. The actual amounts could be different from our estimates, and differences are accounted for in the period in which they become known. If we determine that the actual amounts exceed our reserve amounts, we will record a charge to earnings to approximate the difference. A material reduction in earnings resulting from a charge would have a material adverse effect on our net income, results of operations and financial condition.
Our inability to anticipate and respond to market trends and changes in consumer preferences could adversely affect our financial results.
Our continued success depends on our ability to anticipate and react in a timely and cost-effective manner to changes in consumer preferences for skincare products. We must continually work to develop, manufacture and market new products and create product line extensions for existing and emerging or new distribution channels. The development of new products and line extensions requires significant commitments of personnel and financial resources, and we cannot assure you that these products will be commercially successful. We reevaluate our development efforts regularly to assess whether our efforts to develop a particular new product or technology are progressing at a rate that justifies our continued expenditures. On the basis of these reevaluations, we have abandoned in the past, and may abandon in the future, our efforts on a particular product or technology. If we fail to take any product or technology from the development stage to market on a timely basis or fail to gain successful market adoption of such product, we may incur significant expenses without a near-term or any financial return.
In addition, we must continually monitor attitudes toward our industry and product lines, as well as where and how consumers shop to satisfy changing consumer preferences. To remain competitive, we must maintain and enhance the recognition of our brands in existing and new distribution channels, achieve a favorable mix of products among these channels, successfully manage our inventories, and modernize and refine our approach as to how and where we market and sell our products. We recognize that consumer preferences cannot be predicted with certainty and can change rapidly, driven by the use of digital and social media by consumers and the speed by which information and opinions are shared. If we are unable to anticipate and respond to sudden challenges that we may face in the marketplace, trends in the market for our products and changing consumer demands and sentiment, our financial results will suffer. In addition, from time to time, sales growth or profitability may be concentrated in a relatively small number of products, channels or countries. If such a situation persists or a number of our products, channels or countries fail to perform as expected, there could be a material adverse effect on our business.
In key markets, such as the U.S., we have seen a shift in consumer preference to the online channel, which accelerated in response to the COVID-19 pandemic. During this time, we saw our sales becoming increasingly dependent on key e-commerce retailers, which could result in an increased risk related to the concentration of our customers. A severe, adverse impact on the business operations of our customers could have a corresponding material adverse effect on us.
Our new product introductions may not be as successful as we anticipate.
We have an established process for the development, evaluation and validation of our new product concepts. Nonetheless, each new product launch involves risks, as well as the possibility of unexpected consequences. For example, the acceptance of new product launches and sales to our customers may not be as high as we anticipate, due to lack of acceptance of the products themselves or their price, or limited effectiveness of our marketing strategies. In addition, our ability to launch new products may be limited by delays or difficulties affecting the ability of our suppliers or manufacturers to timely manufacture, distribute and ship new products or displays for new products. Sales of new products may be affected by inventory management by our customers, and we may experience product shortages. We may also experience a decrease in sales of certain existing products as a result of newly launched products. Any of these occurrences could delay or impede our ability to achieve our sales objectives, which could have a material adverse effect on our business, financial condition and results of operations.
As part of our ongoing business strategy, we expect we will continue to develop new products, potentially in new categories, expand our brand further into the consumer and spa channels, build and execute a global e-commerce platform and expand our presence in key large international markets. Any expansion into new product categories, channels or markets may prove to be an operational and financial constraint that inhibits our ability to successfully accomplish such expansion. Our inability to introduce successful products in our traditional categories or in adjacent categories and channels could limit our future growth and have a material adverse effect on our business, financial condition and results of operations.
Any damage to our reputation or brands may materially and adversely affect our business, financial condition and results of operations.
We believe that developing and maintaining our brands is critical and that our financial success is directly dependent on consumer perception of our brands. Furthermore, the importance of brand recognition may become even greater as competitors offer more products similar to ours.
Many factors, some of which are beyond our control, are important to maintaining our reputation and brands. These factors include our ability to comply with ethical, social, product, labor and environmental standards. Any actual or perceived failure in compliance with such standards could damage our reputation and brands. The growth of our brands depends largely on our ability to provide a high-quality consumer experience, which in turn depends on our ability to bring innovative, effective products to the market at competitive prices that respond to consumer demands and preferences. If we are unable to preserve our reputation, enhance our brand recognition or increase positive awareness of our products, it may be difficult for us to maintain and grow our consumer base, and our business, financial condition and results of operations may be materially and adversely affected.
The success of our brands may also suffer if our marketing plans or product initiatives do not have the desired impact on our brands’ image or our ability to attract consumers. Further, our brand value could diminish significantly due to a number of factors, including consumer perception that we have acted in an irresponsible manner, adverse publicity about our products, our failure to maintain the quality of our products, product contamination, the failure of our products to deliver consistently positive consumer experiences, or the products becoming unavailable to consumers.
Our failure to successfully in-license or acquire additional products and technologies would impair our ability to grow.
We intend to in-license, acquire, develop and market new products and technologies. Because we have limited internal research capabilities, our business model depends in part on our ability to license patents, products and/or technologies from third parties. The success of this strategy also depends upon our ability and the ability of our third-party formulators to formulate products under such licenses, as well as our ability to manufacture, market and sell such licensed products.
We may not be able to successfully identify any new products to in-license, acquire or internally develop. Moreover, negotiating and implementing an economically viable acquisition is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with us for the acquisition of products. We may not be able to acquire or in-license the rights to such products on terms that we find acceptable, or at all. As a result, our ability to grow our business or increase our profits could be adversely impacted.
Risks Related to International Business and Business Combinations
We are subject to risks associated with doing business internationally.
Our international sales currently depend upon the marketing efforts of and sales by certain distributors and licensees, particularly Rohto Pharmaceutical Co., Ltd. (“Rohto”), a licensee of certain trademarks for the retail drug store channel in Japan, from whom we receive royalties that accounted for approximately 2.8% and 7.0% of our net revenue for the years ended December 31, 2021 and December 31, 2020, respectively, and 3.6% and 9.2% of our gross margin for the years ended December 31, 2021 and 2020, respectively. Because incremental costs associated with this agreement are minimal, a material decline in licensing revenues from or termination of this agreement would have a material adverse effect on our net income. In addition, one of our international distributors in Southeast Asia accounted for approximately 28.0% and 8.1% of our net revenue in the years ended December 31, 2021 and December 31, 2020, respectively. The loss of this distributor could have a material adverse impact on our net income.
In addition, our future growth is dependent on our ability to continue to expand our presence in international markets and our business is and may increasingly be subject to certain risks inherent in international business, many of which are beyond our control. These risks include:
•	adverse changes in tariff and trade protection measures;

•	unexpected changes or differences in foreign regulatory requirements;
•	potentially negative consequences from changes in tax laws;
•	the potential business failure of one or more of our distribution partners;
•	changing economic conditions in countries where our products are sold or manufactured;
•	exchange rate risks;
•	potential political unrest and hostilities;
•	potential natural disasters in countries where our products are sold;
•	differing degrees of protection for intellectual property; and
•	difficulties in coordinating foreign distribution.
Any of these factors could adversely affect our business, financial condition and results of operations. We cannot assure you that we can successfully manage these risks or avoid their effects.
Potential business combinations could require significant management attention and prove difficult to integrate with our business, which could distract our management, disrupt our business and adversely affect our operating results.
If we become aware of potential business combination candidates that are complementary to our business, we may decide to combine with such businesses or acquire their assets in the future.
Business combinations generally involve a number of additional difficulties and risks to our business, including:
•	failure to integrate management information systems, personnel, research and development and marketing, operations, sales and support;
•	disruption of our ongoing business and diversion of management’s attention from other business matters;
•	potential loss of the acquired company’s customers;
•	failure to develop further the acquired company’s technology;
•	unanticipated costs and liabilities; and
•	other accounting consequences.
In addition, we may not realize benefits from any business combination that we undertake in the future. If we fail to successfully integrate such businesses, or the technologies associated with such business combinations into our company, the revenue and operating results of the combined company could be adversely affected. Any integration process would require significant time and resources, and we may not be able to manage the process successfully. If our customers are uncertain about our ability to operate on a combined basis, they could delay or cancel orders for our products. We may not successfully evaluate or utilize the acquired technology or accurately forecast the financial impact of a combination, including accounting charges or volatility in the stock price of the combined entity. If we fail to successfully integrate other companies with which we may combine, our business could be adversely affected.
Risks Related to Legal and Regulatory Matters
Laws, regulations, enforcement trends or changes in existing regulations governing the introduction, marketing and sale of our over-the-counter (“OTC”) drug, device and cosmetic products to consumers could harm our business.
Our products are subject to regulation by the FDA, the Federal Trade Commission (the “FTC”) and comparable state, local and foreign regulatory authorities, including the European Commission, and over time, the regulatory landscape for our products has become more complex with increasingly strict requirements. If the laws and regulations governing our products continue to change, we may find it necessary to alter some of the ways we have traditionally marketed our products to stay in compliance with applicable regulations, and this could add to the costs of our operations and have a material adverse effect on our business. To the extent federal, state, local or foreign regulatory requirements regarding consumer protection, or the ingredients, claims or safety of our products continue to change in the future, such changes could require us to reformulate or discontinue certain products, revise the product packaging or labeling, or adjust operations and systems, any of which could result in, among other things, increased costs, delays in product launches, product returns or recalls and lower net sales, and therefore could have a material adverse effect on our business, financial condition and results of operations. Noncompliance with applicable regulations could result in enforcement action by the FDA or other regulatory authorities within or outside the U.S., including, but not limited to, product seizures, injunctions, product recalls, and criminal or civil monetary penalties, all of which could have a material adverse effect on our business, financial condition and results of operations.
In the U.S., with the exception of color additives, the FDA does not currently require premarket approval for or premarket review of products intended to be sold as cosmetics. However, the FDA may in the future require premarket approval, clearance or registration/notification of cosmetic products, establishments or manufacturing facilities. The statutory and regulatory requirements applicable to drugs are extensive and require significant resources and time to ensure compliance. The Federal Food, Drug, and Cosmetic Act (“FDCA”) defines cosmetics, in relevant part, as “articles intended to be rubbed, poured, sprinkled, or sprayed on, introduced into, or otherwise applied to the human body . . . for cleansing, beautifying, promoting attractiveness, or altering the appearance.” The term “drug,” in contrast, is defined by reference to its intended use, as “articles intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease” and “articles (other than food) intended to affect the structure or any function of the body of man or other animals.” Therefore, almost any ingested or topical or injectable product that, through its label or labeling (including Internet websites, promotional pamphlets, and other marketing material), is claimed to be beneficial for such uses will be regulated by the FDA as a drug. This definition also includes components of drugs, such as active pharmaceutical ingredients. Drug products must generally either receive premarket approval from the FDA or conform to a “monograph” for a particular drug category, as established by the FDA’s OTC Drug Review process, which has been subject to recent reforms pursuant to the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”).
In the European Union (the “EU”), cosmetics are subject to notification through the Cosmetic Products Notification Portal by the company responsible for placing them on the EU market. A cosmetic is defined as “any substance or mixture intended to be placed in contact with the external parts of the human body (epidermis, hair, nails, lips and external genital organs) or with the teeth and the mucous membranes of the oral cavity with a view exclusively or mainly to cleaning them, perfuming them, changing their appearance, protecting them, keeping them in good condition or correcting body odours.” Consequently, a product is notably considered to be a cosmetic if it is presented as protecting the skin, maintaining the skin in good condition or improving the appearance of the skin, provided that it is not a medicinal product due to its composition or intended use. In the EU, the composition of a cosmetic may not be such that it has a significant effect on the body through a pharmacological, immunological or metabolic mode of action. No test has been determined yet for the significance of the effect. Indeed, by contrast, a medicinal product is defined as “any substance or combination of substances presented as having properties for treating or preventing disease in human beings; or any substance or combination of substances which may be used in or administered to human beings either with a view to restoring, correcting or modifying physiological functions by exerting a pharmacological, immunological or metabolic action, or to making a medical diagnosis.”
We market certain products, such as eyelash serums and chemical peels, as cosmetics (i.e., not pursuant to an FDA approval or OTC monograph), but the FDA may disagree with our determination that these products do not require FDA premarket review and approval. We also market the Skintrisiq device for use in connection with certain of our cosmetic and OTC skin care products. We believe that, based on its intended use, the Skintrinsiq device does not meet the FDCA’s definition of a medical device and have not sought FDA premarket review of this product. However, the FDA may disagree with our determination and subject the Skintrinsiq device to medical device regulations. Similar risks may apply in foreign jurisdictions where we market our products.
If any of our products we intend to sell as cosmetics or for use with our cosmetic products were to be regulated as drugs or medical devices, we might be required to conduct, among other things, clinical trials to demonstrate the safety and efficacy of these products and/or submit applications to the FDA in order to obtain required marketing authorizations for such products, and we may be required to cease distribution of or recall these products. We may not have sufficient resources to conduct any required clinical trials or to ensure compliance with the manufacturing requirements applicable to drugs or medical devices. If the FDA or any other regulatory authorities determine that any of our products intended to be sold as cosmetics or for use with our cosmetic products should be classified and regulated as drug products or medical devices, or were to ban or restrict the use of certain ingredients in such cosmetic products, and we are unable to comply with applicable requirements for those products, we may be unable to continue to market those products and may be subject to enforcement action.
In many countries, including the U.S., EU, Canada, Australia and Japan, where HQ is regulated as a drug and requires a prescription, we have not sought nor obtained regulatory approval to distribute our HQ products in these countries, and instead offer our Nu-Derm Fx and Obagi-C Fx solutions, which contain the skin brightening agent arbutin, for these markets. The effects of arbutin on the skin could be attributed to their gradual hydrolysis and release of HQ. In the EU, the safety of alpha- and beta-arbutin has been previously assessed by the European Commission’s Scientific Committee on Consumer Products (SCCS) in 2015 and 2008 respectively, which concluded that the use of alpha-arbutin is safe for consumers in cosmetic products in a concentration up to 2% in face creams and up to 0.5 % in body lotions, and the use of beta-arbutin is safe for consumers in cosmetic products in a concentration up to 7% in face creams provided that the contamination of hydroquinone in the cosmetic formulations remain below 1 ppm. Nevertheless, the SCCS highlighted in both opinions that a potential combined use of HQ releasing substances in cosmetic products has not been evaluated. HQ is listed in Annex II to the Cosmetic Regulation, which means that, with certain exceptions not applicable to us, UQ is a prohibited cosmetic ingredient in the EU. Recently, concerns have been raised within the European Commission on the HQ content, its release, as well as on the aggregate exposure from cosmetic products containing alphaarbutin and/or beta-arbutin. This led to additional consultation with the SCCS and resulted in the identification of a number of issues in the previous submissions, in particular the stability and dermal absorption of alpha-arbutin and/or beta-arbutin, the release rate of HQ and the aggregate exposure calculation from cosmetics exposure. Following this, a call for data was launched from July 2020 to April 2021 during which interested parties were asked to contribute with data/information relevant to the stability of alpha- and beta-arbutin, their dermal absorption, the HQ release rate (including biotransformation) and the aggregate exposure. In its preliminary opinion on the safety of alpha-arbutin and beta-arbutin in cosmetic products dated March 15-16, 2022, the SCCS considered that it cannot conclude on the safety of alpha-arbutin (when used in face creams up to a maximum concentration of 2% and in body lotions up to a maximum concentration of 0.5%) or beta-arbutin (when used in face cream up to a maximum concentration of 7%) because not all relevant scientific data which are required for the safety assessment, e.g. data on the degradation/metabolism of arbutin when exposed to the skin microbiome/enzymes and the release and final fate of HQ, are available. This preliminary opinion is open for comments until May 27, 2022, on the basis of which the SCCS will issue a final, safety opinion which may include specific recommendations on the use of arbutin in cosmetic products. Scientific opinions of the SCCS that consider a substance to be unsafe for cosmetic products, or only safe under certain circumstances, are typically followed by a decision of the European Commission to amend the Cosmetics Regulation to add the substance to the list of substances prohibited in cosmetic products (annex II) or to add the substance to the list of substances that can only be used under certain circumstances (annex III). This means that, depending on the outcome of the SCCS’s safety assessment, it cannot be excluded that the use of alpha- and/or beta-arbutin in certain cosmetic products will be banned or restricted in the EU per future EU legislation. Usually in cases where cosmetics products that are already on the market, suddenly become non-compliant due to a legislative modification, a transition regime will be imposed, allowing manufacturers a certain amount of time to comply with the rules. In addition, Obagi’s arbutin products are permitted to be sold in the Asia-Pacific region countries in which Obagi distributes such products.
Any inquiry into the regulatory status of our cosmetics and related products, including the Skintrinsiq device, and any related interruption in the marketing and sale of these products could damage our reputation and image in the marketplace. In recent years, the FDA has issued warning letters to several cosmetic companies alleging improper claims regarding their cosmetic products. The FDA has also historically taken action against manufacturers of some light-emitting products used to alter or improve appearance on the grounds that those products are medical devices that require clearance or approval. If the FDA or any other regulatory authorities determine that we have made inappropriate drug or medical device claims regarding our products, we could receive a warning or untitled letter, be required to modify our product claims or take other actions to satisfy the FDA or any other regulatory authorities. In addition, plaintiffs’ lawyers have filed class action lawsuits against cosmetic companies after receipt of these types of FDA warning letters. There can be no assurance that we will not be subject to state, federal or foreign government actions or class action lawsuits, which could harm our business, financial condition and results of operations.
In addition, we sell products, such as sunscreens, that are subject to the FDA’s OTC drug monograph regulatory requirements. The FDA regulates the formulation, manufacturing, packaging and labeling of OTC drug products. Certain of our products, such as some of our sunscreen and acne drug products, are regulated pursuant to the FDA’s OTC drug monographs that specify acceptable active drug ingredients and acceptable product claims that are generally recognized as safe and effective for particular uses. If any of these products that are marketed as OTC drugs pursuant to an OTC monograph are not in compliance with the applicable FDA monograph, we may be required to reformulate the product, stop making claims relating to such product or stop selling the product until we are able to obtain costly and time-consuming FDA approvals. We are also required to submit adverse event reports to the FDA for our OTC drug products, and failure to comply with this requirement may subject us to FDA regulatory action. Moreover, the FDA’s process for establishing, amending, and finalizing monographs has recently been reformed pursuant to the CARES Act. If these reforms affect the regulatory requirements to which we or our products are subject, or if we do not comply, we could be subject to enforcement action, which could materially adversely affect our business.
The drug regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time-consuming and inherently unpredictable, and if we are required to seek and obtain any regulatory approvals that may be required for our products, we may be unable to obtain or maintain such regulatory approvals, which would substantially harm our business.
Any products that are regulated by the FDA as drugs must generally obtain premarket approval from the FDA, unless subject to the OTC monograph process or subject to other limited exceptions. The FDA approves new drugs through the New Drug Application (“NDA”) or Abbreviated New Drug Application (“ANDA”) processes before they may be legally marketed in the U.S. In the NDA process, an applicant must generally demonstrate through well-controlled clinical trials that a drug is safe and effective for its intended uses. The Hatch-Waxman Act established the ANDA process, which is an abbreviated FDA approval procedure for drugs that are shown to be bioequivalent to proprietary drugs previously approved by the FDA through its NDA process. Premarket applications for generic drugs are termed “abbreviated” because such applications generally do not include preclinical and clinical data to demonstrate safety and effectiveness. Instead, an ANDA applicant must demonstrate that its product is bioequivalent to the innovator drug. In certain situations, an applicant may obtain ANDA approval of a generic drug with a strength or dosage form that differs from a referenced innovator drug pursuant to the filing and approval of an ANDA Suitability Petition. Similar requirements apply in foreign jurisdictions.
Certain of our products, including our tretinoin-based products, are marketed pursuant to an ANDA held by Bausch Health or dispensed under the category of unlicensed medicines in the United Kingdom (the “UK”). However, we have not sought or obtained FDA premarket approval or foreign regulatory authorities’ authorization for any of our products. The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions.
The FDA or any foreign regulatory authorities can delay, limit or deny approval or require us to conduct additional nonclinical or clinical testing or abandon a program for, among others, the following reasons:
•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of any clinical trials we may be required to conduct;
•
we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product is safe and effective for its proposed indication or bioequivalent to a listed drug;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;
•	serious and unexpected drug-related side effects experienced by participants in our clinical trials or by individuals using drugs similar to our products;
•	we may be unable to demonstrate that a product’s clinical and other benefits outweigh its safety risks;
•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
•
the data collected from clinical trials may not be acceptable or sufficient to support the submission of an NDA, ANDA or other submission or to obtain regulatory approval in the U.S. or elsewhere, and we may be required to conduct additional clinical studies;

•	the FDA’s or the applicable foreign regulatory authority may disagree regarding the formulation, labeling and/or the specifications of our products;
•
the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for any approvals.
The lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approvals to market our products, which could significantly harm our business, results of operations and prospects.
Our products containing the active ingredient, hydroquinone, are marketed as prescription-use only drugs but have not received required premarket authorization from the FDA or other regulatory authorities, and the FDA could require us to remove these products from the market until we obtain approval of the required NDA, and we could be found to be marketing and selling these products in violation of the law.
We market our products that contain HQ on a prescription-only (i.e., non-OTC) basis, and we have not sought nor obtained premarket approval from the FDA to market these products in the U.S., nor have we sought marketing authorizations in other jurisdictions. Although, to date, neither the FDA nor any other regulators have taken action against us for selling our prescription HQ products in the U.S. and in other jurisdictions without marketing approval, there can be no assurance the FDA or any other regulatory authorities will not take enforcement action against us, or otherwise require us to obtain premarket approval or similar authorization of our prescription HQ products, and we may be required to suspend marketing of our prescription HQ products unless and until such products are approved.
Based on the historical evolution of the legal and regulatory framework applicable to drugs in the U.S., the FDA acknowledges that there are some drugs on the market that lack required FDA approval for marketing. The FDA has historically utilized a risk-based enforcement approach with respect to drugs marketed without required approvals. In 2003, the FDA issued a Compliance Policy Guide (a “CPG”), which was finalized in 2006 and subsequently amended in 2011, in which it announced a drug safety initiative to remove unapproved drugs from the market and established enforcement priorities and a policy of enforcement discretion with respect to marketed unapproved products. Under this policy, the FDA indicated that it intended to give higher priority to enforcement actions involving unapproved drug products in certain categories, including drugs with potential safety risks and ineffective dugs that could be used in lieu of effective treatments. Although this CPG was withdrawn and the drug safety initiative was terminated on the basis of a Federal Register notice in 2020, a subsequent Federal Register notice in May 2021 withdrew the prior notice terminating the program and the CPG, and the FDA indicated that it plans to continue to prioritize enforcement based on its existing general approach, which involves risk-based prioritization in light of all the facts of a given circumstance, and issue new guidance on this topic.
We believe our prescription-only HQ products do not fall within the previously established categories of unapproved drugs for which the FDA has indicated it prioritizes enforcement. We have not received any communications from the FDA or any similar regulatory authority regarding these or any of our other products. However, in the future the FDA may pursue an enforcement action against us and determine that our HQ products should be removed from the market until we obtain approval of an NDA. For example, although our prescription-only HQ products are made with 4% HQ, the FDA has expressed concerns regarding the safety of 2% HQ products marketed OTC. In addition, the CARES Act implemented a number of changes to regulation of OTC drugs, one of which prohibited the sale of HQ (at any concentration level) from being marked in the U.S. as an OTC drug without FDA approval effective September 2020. On April 19, 2022, the FDA announced that it had issued warning letters to 12 companies for continuing to sell 2% HQ products on an OTC basis in violation of the CARES Act. The FDA’s announcement also cited reports describing serious side effects associated with the use of skin lightening products containing HQ, including reports of skin rashes, facial swelling, and skin discoloration. See the section entitled “— “Risks Related to Legal and Regulatory Matters — Our products may cause adverse events or side effects, or could be associated with safety issues, that could result in recalls, withdrawals, or regulatory enforcement action. For example, the FDA has historically expressed concerns regarding the safety of HQ products, including risks for potentially serious side effects, including skin rashes, facial swelling, skin discoloration, carcinogenicity and reproductive toxicity.” If the FDA determines that our prescription-only HQ products present the same concerns as OTC 2% HQ products, the FDA could determine that our HQ products also represent a high priority for enforcement of the requirements for an NDA.
If we are required to seek FDA approval or foreign authorities’ authorization of these products, our attention and resources will be dedicated to the clinical development and regulatory approval processes, which will be time-consuming and very expensive. We may also not successfully obtain such approvals or may be delayed in obtaining such approvals if one of our competitors obtains approval and non-patent marketing exclusivity for the same uses for which we intend to seek approvals. In addition, if we are determined to be marketing our prescription HQ products unlawfully, or if patients experience adverse events from using our prescription HQ products, we may be required to recall or cease distribution of these products and may be subject to product liability claims or enforcement action. If we are required to suspend or cease marketing of our prescription HQ products for any reason, our business would be materially adversely affected.
In addition, even if we obtain regulatory approvals for any of our prescription HQ products, such approvals will require the submission of reports to regulatory authorities and surveillance to monitor the safety and efficacy of the product, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. In addition, if the FDA or foreign regulatory authorities approve our products, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements, any of which may materially increase our costs and limit our ability to maintain profitability.
Our products may cause adverse events or side effects, or could be associated with safety issues, that could result in recalls, withdrawals, or regulatory enforcement action. For example, the FDA has historically expressed concerns regarding the safety of HQ products, including risks for potentially serious side effects, including skin rashes, facial swelling, skin discoloration, carcinogenicity and reproductive toxicity.
Adverse events or other undesirable side effects caused by our products could cause us or regulatory authorities to issue warnings about our products or could lead to recalls or regulatory enforcement action. For example, our HQ products could be subject to enforcement action and/or recalls based on the FDA’s concerns regarding OTC HQ-based products. Specifically, in August 2006, the FDA issued a proposed rule that cited certain preclinical evidence suggesting that HQ may be a carcinogen, if orally administered, may present fertility risks and may be related to a skin condition called ochronosis, which results in the darkening and thickening of the skin and the appearance of small bumps and grayish-brown spots, after use of concentrations as low as 1 to 2 percent. The FDA also concluded that it could not rule out the potential carcinogenic risk from topically applied HQ. Accordingly, the FDA recommended that additional studies be conducted to determine if there is a risk to humans from the use of HQ. The FDA nominated HQ for further study by the National Toxicology Program (the “NTP”), and in December 2009, the NTP Board of Scientific Counselors approved the nomination.
On April 19, 2022, the FDA announced that it had issued warning letters to 12 companies for continuing to sell 2% HQ products on an OTC basis in violation of the CARES Act. The FDA’s announcement also cited reports describing serious side effects associated with the use of skin lightening products containing HQ, including reports of skin rashes, facial swelling, and skin discoloration.
Our Obagi Nu-Derm Clear, Blender and Sunfader products, and our Obagi-C Rx C-Clarifying Serum and Obagi-C Rx C-Night Therapy Cream products, which are part of our Obagi-C Rx Systems, contain HQ at 4% concentration. Until the completion of the NTP studies, the FDA recommended classifying OTC skin-bleaching drug products, including HQ, as not generally recognized as safe and effective (“GRASE”), as misbranded, and as new drugs within the meaning of the FDCA, meaning that such products would need to be approved through the NDA process in order to be legally marketed in the U.S.
Although this proposed rule was never finalized, in March 2020, Congress passed the CARES Act, which among other things, amended the FDCA to incorporate FDA’s proposed rulemaking with respect to OTC drugs into final OTC monograph determinations. In particular, the CARES Act deemed any OTC drugs that were identified as not GRASE in the FDA’s most recent proposed rulemaking for such OTC drugs to be “new drugs” and misbranded within the meaning of the FDCA, meaning that as of September 23, 2020, such drugs required an approved drug application before they could be lawfully marketed. As a result, products containing HQ were prohibited from being marketed in the U.S. as OTC drug products without an approved NDA. Subsequently, in April 2022, the FDA issued the aforementioned warning letters to 12 companies for selling 2% HQ products on an OTC basis, citing violations of the applicable CARES Act provisions.
While the legal framework with respect to HQ products marketed OTC does not directly affect the regulatory status of our prescription-only HQ products, the FDA’s cited concerns regarding the safety of HQ in OTC products at concentrations as low as 1% or 2% could nevertheless trigger regulatory scrutiny of our prescription-only HQ products. To the extent that the FDA were to determine that our prescription-use only HQ products present safety concerns, the FDA could determine that the products should be recalled, and such determination could trigger the FDA to require marketing authorization for these products based on the FDA’s established enforcement priorities for drugs marketed without an approved NDA. See the section entitled “— Risks Related to Legal and Regulatory Matters — Our products containing the active ingredient, hydroquinone (“HQ”), are marketed as prescription-use only drugs but have not received required premarket authorization from the FDA or other regulatory authorities, and the FDA could require us to remove these products from the market until we obtain approval of the required NDA, and we could be found to be marketing and selling these products in violation of the law.”
If our products are associated with undesirable side effects or adverse events, a number of potentially significant negative consequences could result, including, but not limited to:
•	regulatory authorities may suspend, limit or withdraw approvals of such product (to the extent subject to such approvals), or seek an injunction against its manufacture or distribution;
•
regulatory authorities may require warnings or issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

•	we may be required to change the way the product is administered or conduct clinical trials;
•	we may be subject to fines, injunctions or the imposition of criminal penalties;
•	we could be sued and held liable for harm caused to patients; and
•	our reputation may suffer.
Any of these events could seriously harm our business.
Regulations could prohibit physicians from dispensing our prescription-only products directly or through their e-commerce websites.
In our primary market, the U.S., we market our prescription-only products and systems directly to physicians to dispense in their offices. All such products and systems we sell are dispensed by physicians directly to their patients in their offices. Although several of our systems contain prescription-strength HQ products and we sell different strengths of tretinoin, all of which require a prescription, our products are not currently available in pharmacies. Certain states, including Massachusetts, Montana, New Hampshire, New York and Texas, prohibit physicians from dispensing prescription products without a pharmacy or other license or authorization, permitting physicians dispensing of such products only in certain limited circumstances for “immediate need” until a patient can get to a pharmacy or in rural areas with a small population. For these states we offer alternate products under our Obagi Nu-Derm Fx® and Obagi-C Fx product lines that contain the skin brightening ingredient arbutin rather than 4% HQ. We are aware that the State of Texas and Puerto Rico, as well as certain credit card authorization vendors, that have taken action against physician customers who sell our prescription products to patients over the Internet, questioning whether these practices are consistent with such states’ pharmacy licensure and physician dispensing rules and requiring them to either obtain the proper licenses or to cease selling our prescription products through their e-commerce sites. Most of these physicians ceased selling the prescription products online, offering them only in office to patients, and/or chose to sell our alternate arbutin products online instead. These actions did not have a material impact on our sales or net revenue. However, in the future there may be additional states that take similar enforcement actions against our customers. In the event that occurs, affected customers may be unable to continue selling our prescription-strength products over the Internet or at all, or be required to incur additional costs to obtain the required licensure to be able to dispense the products, which may discourage such customers from continuing to purchase them. Moreover, in the event state regulations change or the interpretation of existing regulations change that limit or prohibit the ability of physicians to dispense prescription products directly to patients in their offices, or limit or prevent our ability to distribute products directly through physicians, patients may be unable to obtain our prescription-strength products, as they are not currently available in pharmacies, which would have a material effect on our business and on both customers’ and patients’ ability to purchase HQ products.
Our ability to commercially distribute our products and our business may be significantly harmed if we or our contract manufacturers fail to comply with applicable laws and regulations.
We do not currently have the infrastructure or internal capability to manufacture our products. We rely, and expect to continue to rely, on third-party manufacturers for the production of our products. The facilities used by our contract manufacturers are generally subject to regulation under the FDCA and FDA implementing regulations, and comparable regulatory frameworks in foreign markets. The FDA and foreign authorities may inspect the facilities of our third-party manufacturers periodically to determine if we and our third-party manufacturers are complying with applicable provisions of the FDCA, FDA and foreign regulations.
Manufacturing facilities for drug products are required to comply with the FDA’s cGMPs and with similar requirements outside the U.S., which require manufacturers to maintain, among other things, stringent vendor qualifications, ingredient identification procedures, manufacturing controls and record keeping processes. With respect to cosmetic products, the FDA has not promulgated mandatory cGMP regulations. However, adherence to recommended cGMPs can reduce the risk that the FDA finds such products have been rendered adulterated or misbranded in violation of applicable law. The FDA’s draft guidance on cosmetic cGMPs, most recently updated in June 2013, provides recommendations related to process documentation, recordkeeping, building and facility design, equipment maintenance and personnel. The FDA also recommends that manufacturers maintain product complaint and recall files and voluntarily report adverse events to the agency. In addition, FDA regulations prohibit or otherwise restrict the use of certain ingredients in cosmetic products. Similar or stricter requirements may apply in foreign jurisdictions. For instance, in the EU, cosmetic products must be manufactured in compliance with good manufacturing practice and EU regulations equally prohibit or otherwise restrict the use of certain ingredients in cosmetic products, including tretinoin.
We rely on third parties to manufacture our products in accordance with our specifications and in compliance with applicable laws and regulations, including the cosmetic cGMP guidelines in the FDA’s draft guidance and applicable cGMP or similar requirements for drug products. Compliance with these standards can increase the cost of manufacturing our products as we work with our vendors to assure they are qualified and in compliance. For our tretinoin-based products, which we distribute pursuant to an ANDA held by Bausch Health or which we dispense under the category of unlicensed medicines in the United Kingdom, we also rely on our contract manufacturers to maintain appropriate regulatory clearances or approvals, or otherwise qualify for exemptions from FDA premarket review requirements for such products.
We do not have complete control over all aspects of the manufacturing process of, and are dependent on, our contract manufacturing partners for compliance with cGMP and similar regulations. Our contract manufacturing partners may be found in violation of applicable requirements, which could have a material adverse effect on us and our business. For example, G.S. Cosmeceutical, which manufactures our prescription HQ products, has been subject to a number of FDA inspections in recent years in which the FDA identified a number of violations, including most recently following an inspection ended in August 2019. Although we believe G.S. Cosmeceutical has resolved the observations identified by the FDA during the August 2019 inspection, there is no assurance that the FDA will not identify further deficiencies in future inspections. If we or our contract manufacturers fail to comply with these applicable standards, laws, and regulations, it could lead to customer complaints, adverse events, product withdrawal or recall, or increase the likelihood that our products are rendered adulterated or misbranded, any of which could result in negative publicity, remedial costs, or regulatory enforcement that could impact our ability to continue selling certain products. In addition, reliance on third-party manufacturers entails additional risks, including:
•
the failure of the third party to manufacture our products on schedule, or at all, including if our third-party contractors give greater priority to the supply of other products over our products or otherwise do not satisfactorily perform according to the terms of the agreements between us and them;

•	the reduction or termination of production or deliveries by suppliers, or the raising of prices or renegotiation of terms;
•	the termination or nonrenewal of arrangements or agreements by our third-party contractors at a time that is costly or inconvenient for us;

•	the breach by the third-party contractors of our agreements with them;
•	the failure of third-party contractors to comply with applicable regulatory requirements; and
•	the failure of the third party to manufacture our products according to our specifications.
Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates or drugs and harm our business and results of operations.
Product liability lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our products.
Our business exposes us to the risk of product liability claims that are inherent to the development, clinical testing and marketing of aesthetic and skin health products. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. In addition, if we are held liable in any of these lawsuits, we may incur substantial liabilities and may be forced to limit or forgo further commercialization of those products. Although we maintain general liability and product liability insurance in amounts that we believe are reasonably adequate to insulate us from potential claims, the scope and limits of such insurance may not be sufficient to cover the types or extent of liability claims or loss, including, without limitation, liability claims or loss relating to product liability that may be incurred or received. There also may be product liability risks for which we do not maintain or procure insurance coverage or for which the insurance coverage may not respond. If we incur any product liability loss that is not covered by our general liability or product liability insurance policies, or any net insurance recovery is less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected. In addition, our inability to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercial production and sale of our products, which would adversely affect our business.
Failure to obtain regulatory approvals or to comply with regulations in foreign jurisdictions would prevent us from marketing our products internationally.
We market our products outside of the U.S. To market our products in many non-U.S. jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. In some countries, we do not have to obtain prior regulatory approval but do have to comply with other regulatory restrictions on the manufacture, importation, distribution, marketing and sale of our products. We may be unable to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. The approval procedure varies among countries and can involve additional testing and data review. The time required to obtain approval in non-U.S. jurisdictions may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. In addition, many countries from time to time evaluate the regulatory status of various products and ingredients. We may not obtain foreign regulatory approvals on a timely basis, if at all, or may choose not to implement a country’s labeling requirements if to do so would have a negative impact on our international or domestic operations. If any of our products receives FDA approval, such approvals do not ensure approval by regulatory agencies in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory agencies in other foreign countries or by the FDA. The failure to obtain any required approvals could materially harm our business.
In the United Kingdom, certain of our products may be deemed medicinal products and therefore subject to regulation by the Medicines and Healthcare products Regulatory Agency (“MHRA”) under the medicines regime. We have not obtained a marketing authorization for such products in the United Kingdom, however the UK’s Human Medicines Regulations 2012 allow for supply of medicinal products which have not been authorized for marketing to patients with special needs at the request of the healthcare professional responsible for the treatment of individual patients. Our tretinoin-based products are currently supplied in the United Kingdom under the category of an unlicensed medicine or “special.” Unlicensed medicines should not, however, be supplied where an equivalent licensed medicinal product can meet special needs of the patient. The responsibility for deciding whether an individual patient has “special needs,” which a licensed product cannot meet, is a matter for the healthcare professional. Examples of “special needs” include an intolerance or allergy to a particular ingredient, or an inability to ingest solid oral dosage forms. The MHRA has a wide range of enforcement powers and failure to comply with regulatory restrictions or obtain regulatory approvals if required could harm our business. If the MHRA were to decide that our products do not meet the “specials”’ requirements, we may need to cease supply of these products and obtain a marketing authorization in the United Kingdom.
In addition, if foreign regulatory authorities were to ban or restrict the use of certain ingredients in cosmetic products, and we are unable to comply with the applicable requirements and regulations for those products, we may be unable to continue to market those products and may be subject to enforcement action. For instance, in certain countries we offer our Nu-Derm Fx and Obagi-C Fx solutions, which contain the skin brightening agent arbutin. In the EU, the safety of alpha- and beta-arbutin is currently being assessed by the SCCS. See – “Laws, regulations, enforcement trends or changes in existing regulations governing the introduction, marketing and sale of our over-the-counter (“OTC”) drug, device and cosmetic products to consumers could harm our business.” If the European Commission were to decide to restrict or ban the use of alpha- and/or beta-arbutin in certain cosmetic products, we may be unable to continue marketing Nu-Derm Fx and Obagi-C Fx solutions as cosmetics in the EU.
If we fail to comply with governmental regulations, we could face substantial penalties and our business, financial condition and results of operations could be adversely affected.
The healthcare industry in and outside the U.S. is heavily regulated and closely scrutinized by federal, state, local and foreign authorities. Although our offerings are not currently covered by any commercial third-party payor or government healthcare program, our business activities may nonetheless be subject to regulation and enforcement by the U.S. Department of Justice, the Department of Health and Human Services and other federal, state and foreign governmental authorities. Federal, state and foreign laws and regulations that may affect our ability to conduct business include, without limitation:
•
the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, or arranging for or recommending the purchase, lease or order of, any item or service, for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•
the federal civil false claims laws, including, without limitation, the federal False Claims Act, which can be enforced through “qui tam,” or whistleblower actions, by private citizens, on behalf of the federal government, and civil monetary penalties laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment of government funds, or knowingly making or using or causing to be made or used, a false record or statement material to an obligation to pay money to the government or knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

•
the Civil Monetary Penalties Law, which prohibits, among other things, an individual or entity from offering remuneration to a federal healthcare program beneficiary that the individual or entity knows or should know is likely to influence the beneficiary to order or receive healthcare items or services from a particular provider any item or service for which payment may be made by the federal healthcare program;

•
the criminal healthcare fraud provisions of HIPAA and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

•
the federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologicals, and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the Centers for Medicare & Medicaid Services under the Open Payments Program, information related to payments or other transfers of value made to teaching hospitals, physicians (as defined by statute) and certain non-physician practitioners including physician assistants and nurse practitioners, as well as ownership and investment interests held by physicians and their immediate family members;
•	federal consumer protection and unfair competition laws, which broadly regulate platform activities and activities that potentially harm consumers; and
•
state and foreign law equivalents of each of the above federal laws, such as anti-kickback, self-referral and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and self-pay patients.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by regulatory authorities or the courts, and their provisions are sometimes complex and open to a variety of interpretations. Failure to comply with these laws and other laws can result in significant penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations and exclusion from participation in federal, state and foreign healthcare programs and imprisonment. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with regulatory requirements could create liability for us and negatively affect our business. In addition, any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and result in adverse publicity, or otherwise result in a material adverse impact on our business, results of operations, financial condition, cash flows and/or reputation.
We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws and anti-money laundering laws. Failure to comply with these laws could subject us to penalties and other adverse consequences.
We are subject to anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act and other anti-corruption and anti-money laundering laws that apply in countries where we conduct activities. The FCPA and these anti-corruption laws generally prohibit us and our employees, agents, representatives, business partners, and third-party intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to recipients in the public or private sector in order to obtain or retain business or gain some other business advantage. These laws have been enforced aggressively in recent years and are interpreted broadly. We are also required to comply with all applicable economic and financial sanctions, trade embargoes and export/import control laws.
We sell our products in several countries outside of the U.S. As we increase our international sales, we may engage with business partners and third-party intermediaries to sell our products and conduct our business abroad. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or -affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities. While we have mechanisms to identify high-risk individuals and entities before contracting with them, we will be operating in a number of jurisdictions that pose a high risk of potential FCPA violations. We cannot assure you that all of our employees, agents, representatives, business partners or third-party intermediaries will not take actions that violate applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.
Some of these anti-corruption laws also require that we keep accurate books and records and maintain internal controls and compliance procedures reasonably designed to prevent any corrupt conduct. While we have policies and procedures to address compliance with those laws, we cannot assure you that none of our employees, agents, representatives, business partners or third-party intermediaries will take actions that violate our policies and applicable law, for which we may be ultimately held responsible. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

Any violations of these anti-corruption laws, or even allegations of such violations, can lead to an investigation and/or enforcement action, which could disrupt our operations, involve significant management distraction, and lead to significant costs and expenses, including legal fees. If we, or our employees or agents acting on our behalf, are found to have engaged in practices that violate these laws and regulations, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting government business, delisting from securities exchanges and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, our brand and reputation, our sales activities and/or our stock price could be adversely affected if we become the subject of any negative publicity related to actual or potential violations of anti-corruption, anti-bribery or trade control laws and regulations.
Failure to comply with governmental laws and regulations could harm our business.
Our business is subject to regulation by various federal, state, local and foreign governments. In certain jurisdictions, these regulatory requirements may be more stringent than those in the U.S. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, injunctions or other collateral consequences. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results, and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, reputation, operating results and financial condition.
Further, we use a number of third parties to perform services or act on our behalf. It may be the case that one or more of those third parties may violate applicable federal, state, local, and international laws, including, but not limited to, those related to corruption, bribery, economic and financial sanctions and trade embargoes and export/import controls. Despite the significant challenges in asserting and maintaining control and compliance by these third parties, we may be held fully liable for third parties’ actions as fully as if they were a direct employee of ours. Such liabilities may create harm to our reputation, inhibit our plans for expansion, or lead to extensive liability either to private parties or government regulators, which could adversely impact our business, results of operations, and financial condition.
Risks Related to Obagi’s Technology and Cyber Security
We are dependent on information technology systems and infrastructure; failure to protect sensitive information of our consumers and information technology systems against security breaches could damage our reputation and brand and substantially harm our business.
We rely to a large extent on our information technology systems and infrastructure, which may be the subject of breakdowns, malicious intrusion and attacks. We collect, maintain, transmit and store data about our consumers, suppliers and others, including personal data, financial information, including consumer payment information, as well as other confidential and proprietary information important to our business. We also employ third-party service providers that collect, store, process and transmit personal data, and confidential, proprietary and financial information on our behalf, and as a result a number of third-party vendors may or could have access to our confidential information. If our third-party service providers fail to protect their information technology systems and our confidential and proprietary information, we may be vulnerable to disruptions in service and unauthorized access to our confidential or proprietary information and we could incur liability and reputational damage. We have in place certain technical and organizational measures to maintain the security and safety of critical proprietary, personal, employee, customer and financial data that we continue to maintain and upgrade to industry standards. However, advances in technology, the increasing ingenuity of criminals, new exposures via cryptography, acts or omissions by our employees, contractors or service providers or other events or developments could result in a compromise or breach in the security of confidential or personal data. Further, attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. As a result of the COVID-19 pandemic, we may also face increased cybersecurity risks due to our reliance on Internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period.

We and our service providers may not be able to prevent third parties, including criminals, competitors or others, from breaking into or altering our systems, disrupting business operations or communications infrastructure through denial-of-service attacks, attempting to gain access to our systems, information or monetary funds through phishing or social engineering campaigns, installing viruses or malicious software on our e-commerce websites or mobile applications or devices used by our employees or contractors, or carrying out other activity intended to disrupt our systems or gain access to confidential or sensitive information in our or our service providers’ systems. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. If a material security breach were to occur, our reputation and brands could be damaged, and we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, including exposure of litigation or regulatory action and a risk of loss and possible liability.
Payment methods used on our e-commerce websites subject us to third-party payment processing-related risks.
We accept payments from our consumers using a variety of methods, including online payments with credit cards and debit cards issued by major banks, payments made with gift cards processed by third-party providers and payment through third-party online payment platforms such as Afterpay. We also rely on third parties to provide payment processing services. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment options and gift cards. Transactions on our e-commerce websites and mobile applications are card-not-present transactions, so they present a greater risk of fraud. Criminals are using increasingly sophisticated methods to engage in illegal activities such as unauthorized use of credit or debit cards and bank account information. Requirements relating to consumer authentication and fraud detection with respect to online sales are complex. We may ultimately be held liable for the unauthorized use of a cardholder’s card number in an illegal activity and be required by card issuers to pay charge-back fees. Charge-backs result not only in our loss of fees earned with respect to the payment, but also leave us liable for the underlying money transfer amount. If our charge-back rate becomes excessive, card associations also may require us to pay fines or refuse to process our transactions. In addition, we may be subject to additional fraud risk if third-party service providers or our employees fraudulently use consumer information for their own gain or facilitate the fraudulent use of such information. Overall, we may have little recourse if we process a criminally fraudulent transaction.
Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply could result in claims, changes to our business practices, monetary penalties or increased costs of operations, or otherwise could harm our business.
We are subject to a variety of laws and regulations in the U.S. and abroad regarding privacy and data protection, some of which can be enforced by private parties or government entities and some of which provide for significant penalties for noncompliance. Such laws and regulations govern the collection, use, disclosure, retention, and security of personal information, such as information that we may collect in connection with clinical trials. Implementation standards, interpretations and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer, use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulation, our internal policies and procedures or our contracts governing our processing of personal information could result in negative publicity, claims by third parties, government investigations and enforcement actions, including injunctions, fines and/or criminal penalties if we knowingly obtain or disclose individually identifiable health information from a covered entity in a manner that is not authorized or permitted by HIPAA or applicable state laws, any of which could have a material adverse effect on our operations, financial performance and business.
In the U.S., numerous federal and state laws and regulations, including federal and state health information privacy laws, state data breach notification laws, and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators and third-party providers. For example, the California Consumer Privacy Act (the “CCPA”), which went into effect on January 1, 2020, creates individual privacy rights for California consumers, including the right to opt out of certain disclosures of personal information, increases the privacy and security obligations of entities handling certain personal information, and also establishes significant penalties for noncompliance. The CCPA also provides for a private right of action for data breaches, which is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Additionally, in November 2020, California voters passed the California Privacy Rights Act (the “CPRA”). The CPRA, which is expected to take effect on January 1, 2023, significantly expands the CCPA, including by introducing additional obligations such as data minimization and storage limitations, granting additional rights to consumers such as correction of personal information and additional opt-out rights and creating a new entity, the California Privacy Protection Agency, to implement and enforce the law. The CPRA may require us to modify our data collection or processing practices and policies, cause us to incur substantial costs and expenses to comply, and increase our potential exposure to regulatory enforcement and/or litigation.
Other U.S. states have also enacted or are considering enacting stricter data privacy laws. For example, on March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act, a comprehensive privacy statute that is similar to the CCPA and CPRA.
Further, the FTC and many state Attorneys General continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination and security practices that appear to be unfair or deceptive. For example, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure can constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.
We are also or may become subject to rapidly evolving data protection laws, rules and regulations in foreign jurisdictions. For example, the EU’s General Data Protection Regulation 2016/679 (the “GDPR”) governs certain collection and other processing activities involving personal data about data subjects in the European Economic Area (“EEA”). Among other things, the GDPR imposes requirements regarding the security of personal data and the rights of data subjects to access and delete personal data, requires having lawful bases on which personal data can be processed, includes requirements relating to the consent of individuals to whom the personal data relates, requires detailed notices for clinical trial participants and investigators and regulates transfers of personal data from the EEA to third countries that have not been found to provide adequate protection to such personal data, including the U.S. In addition, the GDPR imposes substantial administrative fines for breaches and violations ranging from €10.0 million to €20.0 million or 2% to 4% of our annual global revenue, whichever is higher. The GDPR also confers a private right of action on data subjects to lodge complaints with supervisory authorities, seek judicial remedies (including data subject-led class actions and injunctions) and obtain compensation for damages resulting from violations of the GDPR. Further, following the UK’s withdrawal from the EU on January 31, 2021 (“Brexit”), organizations have been subject to the UK General Data Protection Regulation (“UK GDPR”), which, together with the amended UK Data Protection Act 2018, transposed the GDPR in UK national law. The UK GDPR imposes separate and additional fines to the GDPR, ranging from £8.7 million to £17.5 million or 2% to 4% of total worldwide annual revenue, whichever is higher.
We are also subject to EU and UK rules with respect to cross-border transfers of personal data out of the EEA and the UK to third countries. Recent legal developments in the EU and the UK have created complexity and uncertainty regarding transfers of personal data. In July 2020, the Court of Justice of the European Union (“CJEU”) in Schrems II invalidated the EU-U.S. Privacy Shield Framework, a mechanism for the transfer of personal data from the EEA to the U.S., and made clear that reliance on standard contractual clauses may not be sufficient in all circumstances, in which organizations may be required to take supplementary measures. On June 4, 2021, the European Commission published a new set of modular standard contractual clauses which are designed to take into account the CJEU’s judgement in Schrems II and must be used for all new contracts entered into, and new processing operations undertaken, as of September 2021. The new standard contractual clauses only apply to the transfer of personal data outside of the EEA and not the UK. Although the European Commission adopted an adequacy decision with respect to the UK in June 2021, allowing the flow of personal data from the EEA to the UK to continue, this decision will be regularly reviewed and may be revoked if the UK diverges from its current adequate data protection laws following Brexit. Furthermore, the UK Information Commissioner’s Office has consulted on, and is developing, its own international data transfer requirements, including its own specific international data transfer agreement and a UK addendum to the standard contractual clauses. We are accordingly monitoring these developments, but we may, in addition to other impacts, experience additional costs associated with increased compliance burdens and be required to engage in new contract negotiations with third parties that aid in processing personal data on our behalf. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we operate our business and could harm our business, financial condition and results of operations. The relationship between the UK and the EU in relation to certain aspects of data protection laws remains unclear and it is unclear how UK data protection laws and regulations will develop in the medium to longer term.
Regulators in the EEA and the UK are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem. National laws in the EEA that implement the ePrivacy Directive are likely to be replaced by the ePrivacy Regulation, which will significantly increase fines for noncompliance, although it will not have effect in the UK as a result of Brexit. This again introduces the possibility that we will be subject to separate and additional legal regimes with respect to eprivacy, which may result in further costs and may necessitate changes to our business practices. The GDPR and UK GDPR requires opt-in, informed consent for the placement of cookies on a customer’s device, and imposes conditions on obtaining valid consent (e.g., a prohibition on prechecked consents). Increased regulation of cookies may lead to broader restrictions and impairments on our online activities and may negatively impact our effects to understand our customers, and there has been a notable rise in enforcement activity from supervisory authorities across the EEA in relation to cookies-related violations.
Compliance with existing, not yet effective, and proposed privacy and data protection laws and regulations can be costly and can delay or impede our ability to market and sell our products, affect our ability to conduct business through websites and mobile applications we and our partners may operate, require us to modify or amend our information practices and policies, change and limit the way we use consumer information in operating our business, increase our operating costs, or require significant management time and attention. Failure to comply could result in negative publicity or subject us to inquiries or investigations, claims or other remedies, including significant fines and penalties, or demands that we modify or cease existing business practices. We may also face civil claims, including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, and diversion of internal resources. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Obagi’s Intellectual Property
If we are unable to protect our proprietary rights, we may not be able to compete effectively.
Our success depends significantly on our ability to protect our proprietary rights to the formulas and technologies used for our products. We rely primarily on maintaining the confidentiality of our trade secrets and the protection of trade secret laws, as well as a combination of patent, copyright, trademark and trade dress (including common law trademark and trade dress) laws, and nondisclosure, confidentiality and other contractual restrictions, to protect our proprietary formulas and technologies. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. For example, our trade secrets may be misappropriated by current or former employees, contractors or parties with whom we partner, or may be inadvertently disclosed or obtained by breach of a confidentiality agreement or other confidentiality obligation. Although we have taken steps to protect our intellectual property and proprietary formulas and technologies, including entering into confidentiality agreements and intellectual property assignment agreements with our employees, consultants and advisors, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. Further, the parties with whom we enter into confidentiality and intellectual property assignment agreements could dispute the ownership of intellectual property developed under these agreements. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as the laws of the U.S.
If we are involved in intellectual property claims and litigation, the proceedings may divert our resources and subject us to significant liability for damages, substantial litigation expense and the loss of our proprietary rights.
In order to protect or enforce our intellectual property rights, we may initiate litigation. In addition, others may initiate litigation related to intellectual property against us. Companies against whom we might initiate litigation or who might initiate litigation against us may be better able to sustain the costs of litigation because they have substantially greater resources. We may become subject to interference proceedings conducted in patent and trademark offices to determine the priority of inventions or uses. There are numerous issued and pending patents in the skincare product field. The validity and breadth of such patents may involve complex legal and factual questions for which important legal principles may remain unresolved. If third parties file oppositions to our patent applications in foreign countries, we may also have to participate in opposition proceedings in foreign tribunals to defend the patentability of our filed foreign patent applications. We also have worked with consultants in developing our intellectual property portfolio. To the extent any of these consultants are engaged in litigation involving intellectual property related to us, we may also become a party to such actions or otherwise be adversely affected by virtue of our relationships with the consultants.
Litigation may be necessary for us to assert or defend against infringement claims, enforce our issued and licensed patents, protect our trade secrets or know-how or determine the enforceability, scope and validity of the proprietary rights of others. Our involvement in intellectual property claims and litigation could:
•	divert existing management, scientific and financial resources;
•	subject us to significant liabilities;
•	result in a ruling that allows our competitors to market competitive products without obtaining a license from us;
•	require us to enter into royalty or licensing agreements, which may not be available on terms acceptable to us, if at all; or
•	force us to discontinue selling or modify our products, or to develop new products.
If any of these events occurs, our business could be materially and adversely affected.
We and our manufacturers and suppliers license certain product and device technologies from third parties. If these licenses are breached, terminated or disputed, our ability to commercialize products dependent on these technologies and patents may be compromised.
We have licensed certain products and proprietary technology for various products, including our SUZANOBAGIMD® products, Nu-Cil™ Eyelash Enhancing Serum and Skintrinsiq device. If one or more of our licenses that we have with the parties who own these formulas or technologies terminate, or if we violate the terms of our licenses or otherwise lose our rights to these products or technology, we may be unable to continue developing and selling our products that are covered by these licenses. Our licensors or others may dispute the scope of our rights under any of these licenses. The licensors under these licenses may breach the terms of their respective agreements or fail to prevent infringement of the licensed formulas or technology by third parties. Loss of any of these licenses for any reason could materially and adversely affect our financial condition and operating results.
Further, we purchase products from manufacturers and suppliers who have licensed patent rights to use and sell these products from third-party licensors, and if any dispute arises as to these licensed rights, the third-party licensors may bring legal actions against us, our respective licensees, suppliers, customers or collaborators, and claim damages and seek to enjoin the manufacturing and marketing of such products.
In addition, if we determine that our products do not incorporate the patented technology that we have licensed from third parties, or that one or more of the patents that we have licensed are not valid, we may dispute our obligation to pay royalties to our licensors. Any dispute with a licensor could be complex, expensive and time-consuming and an outcome adverse to us could materially and adversely affect our business and impair our ability to commercialize our patent-licensed products.

Risks Related to Obagi’s Capital Requirements and Finances
If we fail to generate sufficient cash flow from our operations, we will be unable to continue to develop and commercialize new products.
We expect capital and operating expenditures to increase over the next several years as we expand our infrastructure, distribution channels and our commercialization, clinical trial, research and development and manufacturing activities. We believe that our net cash provided by operating activities and existing cash and cash equivalents, including proceeds received from our term loan (the “Term Loan”) and cash available under our revolving credit facility (the “Revolving Credit Facility” and together with the Term Loan, the “Credit Facilities”), both with TCW Asset Management Company (“TCW”), will be sufficient to fund our operations for the foreseeable future. However, our present and future funding requirements will depend on many factors, including, among other things:
•	the level of research and development investment required to maintain and improve our competitive position;
•	the success of our product sales and related collections;
•	our need or decision to acquire or license complementary businesses, products or technologies;
•	costs relating to the expansion of our distribution channels;
•	costs relating to the expansion of the sales force, management and operational support;
•	competing technological and market developments; and
•	costs relating to changes in regulatory policies or laws that affect our operations.
If our net cash provided by operating activities and existing cash and cash equivalents are not sufficient to fund our operations in the future, we may need to draw down on our Revolving Credit Facility or raise additional funds, and we cannot be certain that such funds will be available to us on acceptable terms when needed, if at all. If we are required to draw down on our Revolving Credit Facility, our ability to in-license new technologies, develop future products or expand our pipeline of products could all be negatively impacted, which would have an adverse effect on our ability to grow our business and remain competitive in our marketplace. Further, we may decide to raise additional proceeds by issuing equity securities or securities that are convertible into our equity. If we sell such securities, investors may be materially diluted as a result of such offerings. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, we may be required to relinquish potentially valuable rights to our future products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to expand our operations, develop new products, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements.
Our quarterly operating results are variable, and future operating results may be difficult to predict.
Our quarterly results of operations have varied in the past and are likely to vary significantly in the future due to a number of factors, many of which are outside of our control, including:
•	demand for and market acceptance of our products;
•	the development of new competitive products by others;
•	changes in regulatory classifications of our products;
•	changes in physician or patient acceptance of the use of physician-dispensed products;
•	changes in treatment practices of physicians who currently prescribe our products;
•	reduced demand for our products during the summer months due to variability of patient compliance resulting from travel and other disruptive activities, particularly during July and August;
•	delays between our expenditures to acquire new product lines or expand into new distribution channels and the generation of revenues from those new products or distribution channels;
•	capital investments and expenditures to support strategic initiatives;
•	the timing, release and competitiveness of our products;

•	increases in the cost of raw materials used to manufacture our products;
•	the mix of products that we sell during any time period;
•	the amount and timing of operating expenses;
•	increased price competition;
•	our ability to achieve and sustain a level of liquidity sufficient to grow and support our business and operations;
•	legal costs and settlement expenses associated with litigation and related reimbursements from insurance carriers, if any;
•	changes in the regulatory environment;
•	legal costs and potential penalties related to regulatory matters; and
•
adverse changes in the level of economic activity in the U.S. and other major regions in which we do business, including any economic downturn caused by the COVID-19 pandemic and other factors outside our control.

Due to the factors summarized above, we do not believe that period-to-period comparisons of our results of operations are necessarily meaningful and should not necessarily be relied upon to predict future results of operations. In addition, due to the reduced demand for our products during the summer months as discussed above, our results of operations for the third quarter have historically been lower than our results of operations for the second quarter. While we enjoyed greater revenues in the third quarter of 2021 as compared to the preceding second quarter due to product launches in July and August of 2021, we generally anticipate to see some seasonality in our product sales. It is also possible that in future periods, our results of operations will not meet the expectations of investors or analysts, or any published reports or analyses regarding our company. In that event, the price of our common stock could decline, perhaps substantially.
Our projections are subject to significant risks, assumptions, estimates and uncertainties. As a result, our projected financial information included in this proxy statement/prospectus may differ materially from our expectations.
We operate in a rapidly changing and competitive industry and our projections will be subject to the risks and assumptions made by management with respect to our industry. Operating results are difficult to forecast because they generally depend on a number of factors, including the competition we face, our ability to attract and retain customers while generating sustained revenues, the time it takes to attract new customers or convince existing customers to use new products, the amount of time it takes to develop and deploy new products, and other factors listed in this section. This may result in decreased revenue levels, and we may be unable to adopt measures in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our operating results in a given quarter to be higher or lower than expected. These factors make creating accurate forecasts and budgets challenging and, as a result, we may fall materially short of our forecasts and expectations, which could cause our stock price to decline and investors to lose confidence in us.
Impairment of our significant intangible assets may reduce our profitability.
The costs of our goodwill, acquired product rights, distribution rights, and trademarks are recorded as intangible assets and all, except for goodwill, are amortized over the period that we expect to benefit from the applicable assets. As of December 31, 2021, acquired net intangible assets and goodwill comprised approximately 53.1% of our total assets. We evaluate periodically the recoverability and the amortization period of our intangible assets. Some factors we consider important in assessing whether or not impairment exists include performance relative to expected historical or projected future operating results, significant changes in the manner of our use of the assets or the strategy for our overall business, and significant negative industry or economic trends. These factors, assumptions, and changes in them could result in an impairment of our long-lived assets. Any impairment of our intangible assets may reduce our profitability and have a material adverse effect on our results of operations and financial condition.
The loan agreement governing our Credit Facilities imposes restrictions on our business that may limit our business opportunities and hinder our ability to execute our business strategy.
In March 2021, we entered into a Financing Agreement (the “Financing Agreement”) with TCW governing our Credit Facilities. The Financing Agreement contains, and other agreements we may enter into in the future may contain, financial maintenance covenants and other affirmative and negative covenants, which may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. Such covenants place restrictions on our ability to, among other things, incur additional debt, create liens, make investments, enter into transactions with affiliates, dispose of assets, guarantee debt, declare or pay dividends, redeem common stock or make other distributions to stockholders, and consolidate or merge.
Although we were in compliance with all requirements under the Financing Agreement as of December 31, 2021, our future ability to comply with such requirements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. An event of default under the Financing Agreement would permit the lenders thereunder to exercise remedies, including declaring all relevant amounts to be due and payable and exercising remedies with respect to the collateral securing our obligations thereunder.
We received a Paycheck Protection Program loan, and our application for such loan could in the future be determined to have been impermissible or could result in damage to our reputation.
In May 2020, we applied for and received an unsecured $6.8 million loan under the Paycheck Protection Program (the “PPP Loan”). In June 2021, the PPP Loan was fully forgiven. The Paycheck Protection Program was established under the CARES Act, and is administered by the U.S. Small Business Administration (the “SBA”).
Our receipt of the PPP Loan or the forgiveness of the PPP Loan could result in adverse publicity. In addition, if we are later determined to have been ineligible to receive the PPP Loan or loan forgiveness, we may be subject to significant penalties, including significant civil, criminal and administrative penalties, we could be required to repay the PPP Loan in its entirety, and our reputation could suffer. A review or audit by the SBA or other government entity or claims under the U.S. False Claims Act could consume significant financial and management resources.
General Risk Factors Related to Obagi
If we lose key personnel or are unable to attract and retain other qualified personnel, we may be unable to execute our business plan and our business would be materially adversely affected.
As of December 31, 2021, we had 173 employees. Our success depends on our continued ability to attract, retain and motivate highly qualified management, business development, sales and marketing, product development and other personnel. We may have difficulty recruiting and retaining such qualified personnel due to current market conditions and the existence of many similar competitive job openings. There is intense competition in our industry particularly for senior sales and marketing and research and product development positions. The failure to attract and retain qualified personnel could have a significant negative impact on our future product sales and business results. Our success depends on the efforts and abilities of our President and Chief Executive Officer, Executive Vice President of Global Operations, Executive Vice President of Global Sales, and Executive Vice President of Research & Development, as well as other members of our senior management team and our scientific and technical personnel. We may not be able to retain the services of these individuals. In addition, we do not have “key person” insurance policies on any of our executive officers that would compensate us for the loss of their services. If we lose the services of one or more of these individuals, finding a replacement could be difficult, may take an extended period of time and could significantly impede the achievement of our business objectives. This may have a material adverse effect on our results of operations and financial condition.
To grow, we will need to increase the size of our organization, and we may encounter difficulties managing our growth, which could adversely affect our results of operations.
If we are able to successfully develop additional products and extend the use of our current products and/or expand our existing distribution channels, we may experience growth in the number of our employees and the scope of our operations. To the extent that we acquire and launch additional products, the resulting growth and expansion of our sales force will place a significant demand on our financial, managerial and operational resources. Since many of the new products or systems we are working on may involve new technologies or entering new markets, we may not be able to accurately forecast the number of employees required and the timing of their hire or the associated costs. The extent of any expansion we may experience will be driven largely by the success of our new products and systems and alternative distribution channels. As a result, management’s ability to project the size of any such expansion and its cost to the company is limited by the following uncertainties: (a) we will not have previously sold any of the new products and technologies and the ultimate success of these new products and technologies is unknown; (b) we will be entering new markets and/or distribution channels; and (c) the costs associated with any expansion will be partially driven by factors that may not be fully in our control (e.g., timing of hire, market salary rates). Due to the uncertainty surrounding the timing of our strategic initiatives, new product lines or the stabilization of the global markets, our costs to hire significant numbers of new employees could be higher than anticipated. Our success will also depend on the ability of our executive officers and senior management team to continue to implement and improve our operational, information management and financial control systems, and to expand, train and manage our employee base. Our inability to manage growth effectively could cause our operating costs to grow even faster than we currently anticipate and adversely affect our results of operations.
Risks Related to Milk
Unless the context otherwise requires, all references in this subsection to “we,” “us” or “our” refer to the business of Milk and its subsidiaries prior to the consummation of the Business Combination, which will be a business indirectly owned by Waldencast plc following the consummation of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on the business, financial condition, results of operations, cash flows and future prospects of Waldencast plc, in which event the market price of Waldencast plc Class A ordinary shares could decline, and you could lose part or all of your investment.
Risks Related to Milk’s Business and Industry
The cosmetics industry is highly competitive, and if we are unable to compete effectively, our results will suffer.
We face vigorous competition from companies throughout the world, including large multinational consumer products companies that have many cosmetics brands under ownership and standalone beauty and cosmetics brands, including those that may target the latest trends or specific distribution channels. Competition in the cosmetics industry is based on the introduction of new products, pricing of products, quality of products, quality of packaging, brand awareness, perceived value and quality, innovation, distribution and in-store presence and visibility, promotional activities, advertising, editorials, e-commerce and mobile commerce initiatives and other activities. We must compete with a high volume of new product introductions and existing products by diverse companies across several different distribution channels.
Many multinational consumer companies have greater financial, technical or marketing resources, longer operating histories, greater brand recognition or larger customer bases than we do and may be able to respond more effectively to changing business and economic conditions than we can. Our competitors may attempt to gain market share by offering products at prices at or below the prices at which our products are typically offered, including through the use of large percentage discounts. Competitive pricing may require us to reduce our prices, which would decrease our profitability or result in lost sales. Our competitors, many of whom have greater resources than we do, may be better able to withstand these price reductions and lost sales. Our competitors may also leverage their scale for advantageous in-store support at retailers or for advantages in procuring raw materials or using up capacity at third-party manufacturers or warehouses that we cannot replicate given our size.
It is difficult for us to predict the timing and scale of our competitors’ activities in these areas or whether new competitors will emerge in the cosmetics industry. In recent years, numerous online, “indie” and influencer-backed cosmetics companies have emerged and garnered significant followings. In addition, further technological breakthroughs, including new and enhanced technologies that increase competition in the online retail market, new product offerings by competitors and the strength and success of our competitors’ marketing programs may impede our growth and the implementation of our business strategy.
Our ability to compete also depends on the continued strength of our brand and products, the success of our marketing, innovation and execution strategies, the continued diversity of our product offerings, the successful management of new product introductions and innovations, strong operational execution, including in order fulfillment, and our success in entering new markets and expanding our business in existing geographies. If we are unable to continue to compete effectively, it could have a material adverse effect on our business, financial condition and results of operations.
Our new product introductions may not be as successful as we anticipate.
The cosmetics industry is driven in part by beauty trends, which may shift quickly. Our continued success depends on our ability to anticipate, gauge and react in a timely and cost-effective manner to changes in consumer preferences for cosmetics products, consumer attitudes toward the cosmetics industry and brand and where and how consumers shop for and use these products. We must continually work to develop, produce and market new products, maintain and enhance the recognition of our brand, maintain a favorable mix of products and develop our approach as to how and where we market and sell our products.
We have an established process for the development of our new products. Nonetheless, each new product launch involves risks, as well as the possibility of unexpected consequences. For example, the acceptance of new product launches and sales to our retailers may not be as high as we anticipate due to factors such as lack of acceptance of the products themselves or their price, or limited effectiveness of our marketing strategies. In addition, our ability to launch new products may be limited by delays or difficulties affecting the ability of our suppliers or manufacturers to timely manufacture, distribute and ship new products. We may also experience a decrease in sales of certain existing products as a result of newly launched products. Any of these occurrences could delay or impede our ability to achieve our sales objectives, which could have a material adverse effect on our business, financial condition and results of operations.
Any damage to our reputation or brand or dilution of our brand uniqueness may materially and adversely affect our business, financial condition and results of operations.
We believe that developing and maintaining our unique brand position and a strong reputation is critical and that our financial success is directly dependent on consumer perception of our brand. Furthermore, the importance of brand recognition and perceived uniqueness may become even greater as competitors offer more products similar to our products.
We have relatively low brand awareness among consumers when compared to other cosmetics brands and maintaining and enhancing the recognition and reputation of our brand is critical to our business and future growth. Many factors, some of which are beyond our control, are important to maintaining our reputation and brand. These factors include our ability to comply with ethical, social, product, labor and environmental standards. Any actual or perceived failure in compliance with such standards could damage our reputation and brand.
The growth of our brand depends largely on our ability to provide a high-quality consumer experience, which in turn depends on our ability to bring innovative products to the market at competitive prices that respond to consumer demands and preferences. Additional factors affecting our consumer experience include a reliable and user-friendly website interface and mobile applications for our consumers to browse and purchase products on our e-commerce website. If we are unable to preserve our reputation, enhance our brand recognition or increase positive awareness of our products and Internet platforms, it may be difficult for us to maintain and grow our consumer base, and our business, financial condition and results of operations may be materially and adversely affected.
The success of our brand may also suffer if our marketing plans or product initiatives do not have the desired impact on our brand’s image or our ability to attract consumers. Further, our brand value could diminish significantly due to a number of factors, including consumer perception that we have acted in an irresponsible manner, adverse publicity about our products, our failure to maintain the quality of our products, product contamination, the failure of our products to deliver consistently positive consumer experiences, or our products becoming unavailable to consumers.
Our success depends, in part, on the quality, efficacy and safety of our products.
Any loss of confidence on the part of consumers in the ingredients used in our products, whether related to product contamination or product safety or quality failures, actual or perceived, or inclusion of prohibited ingredients, could tarnish the image of our brand and could cause consumers to choose other products. Allegations of contamination or other adverse effects on product safety or suitability for use by a particular consumer, even if untrue, may require us to expend significant time and resources responding to such allegations and could, from time to time, result in a recall of a product from any or all of the markets in which the affected product was distributed. Any such issues or recalls could negatively affect our profitability and brand image.
If our products are found to be, or perceived to be, defective or unsafe, or if they otherwise fail to meet consumers’ expectations, our relationships with consumers could suffer, the appeal of our brand could be diminished, we may need to recall some of our products and/or become subject to regulatory action and we could lose sales or market share or become subject to boycotts or liability claims. In addition, third parties may sell counterfeit versions of some of our products. These counterfeit products may pose safety risks, may fail to meet consumers’ expectations, and may have a negative impact on our business. Any of these outcomes could result in a material adverse effect on our business, financial condition and results of operations.
Demand for our products may not increase as rapidly as we anticipate due to a variety of factors, including a weakness in general economic conditions.
Consumer spending habits are affected by, among other things, prevailing economic conditions, levels of employment, salaries and wage rates, consumer confidence and consumer perception of economic conditions. A general slowdown in the U.S. economy and certain international economies or an uncertain economic outlook would adversely affect consumer spending habits, which may, among other things, result in reduced consumer spending, including on cosmetics products, which would have a material adverse effect on our sales and operating results.
We may experience declines in average selling prices of our products which may decrease our net sales.
We may experience a reduction in the average selling price of our products for a myriad of reasons, including, but not limited to, voluntary introduction of price reductions or consumer rebate programs, competition, customer demand and shifts in geographic, channel or product mix to lower priced products. Additionally, in response to the COVID-19 pandemic, we may find we need to discount the price for our products to facilitate sales in uncertain times. Were any of the foregoing to occur, our net sales, operating income and net income may be reduced.
Due to the impact of COVID-19, or other external factors beyond our control, we may experience difficulty sourcing, manufacturing or supplying our products, which would in turn decrease our momentum and net sales and profit potential.
The impact of COVID-19 on the global supply chain has caused a number of challenges that are in many cases beyond our control. To name a few: availability of raw materials and components, production and transport delays, loss of productivity in warehousing and shipping, reduction in our customers’ ability to ship from their warehouses to stores, and reductions in stores’ ability to properly offer advice and service and to supply our products and service our gondolas in the same way that was done prior to COVID-19. This impact instore is particularly challenging for prestige cosmetics where consumers are paying a premium price in order to be able to access advice and samples among other things that justify paying more instead of purchasing a product in a self-serve environment.
Risks Related to Milk’s Growth and Profitability
We may not be able to successfully implement our growth strategy.
Our future growth, profitability and cash flows depend upon our ability to successfully implement our business strategy, which, in turn, is dependent upon a number of key initiatives, including our ability to:
•	grow awareness, relevance and trial of our brand and products;
•	source, launch and execute our innovation plans with excellence;
•	maintain a regular supply of our core existing products and execute effective go-to-market strategies to grow them;
•	maintain and further strengthen our relationships with our retail partners in each market where we operate;
•	maintain and enhance our reputation as a provider of high-quality products;
•	secure new points of distribution in new markets and retailers;
•	maintain the ability to sell our products within our retail partners and operate and ship from our own platforms without interruption;
•	enhance the productivity of our brand within our points of distribution;
•	maintain and enhance our digital platforms and capabilities;
•	execute our go-to-market strategies effectively;
•	protect our key talent from leaving;
•	ensure that we are able to sell our products to our retailers with attractive margins that deliver profit;

•	achieve our growth targets with the financial investments outlined in our plans; and
•	predict our growth and manage our financial investments appropriately in order to deliver our targets.
There can be no assurance that we can successfully achieve any or all of the above initiatives in the manner or time period that we expect. Further, achieving these objectives will require investments that may result in short-term cost increases with net sales materializing on a longer-term horizon and therefore may be dilutive to our earnings. We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits we expect our strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition and results of operations.
Our growth and profitability is dependent on a number of factors, and our historical growth may not be indicative of our future growth.
Our historical growth should not be considered as indicative of our future performance. We may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not be able to achieve or sustain profitability. In future periods, our revenue could decline, or grow more slowly than we expect. We also may incur significant losses in the future for a number of reasons, including the following risks and the other risks described in this proxy statement/prospectus, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors:
•	we may lose one or more significant retailers, or sales of our products through these retailers may decrease;
•	the ability of our third-party suppliers to produce our products and of our distributors to distribute our products could be disrupted;
•	our products may be the subject of regulatory actions, including, but not limited to, actions by the FDA, the FTC and the Consumer Product Safety Commission (“CPSC”) in the U.S.;
•	we may be unable to introduce new products that appeal to consumers or otherwise successfully compete with our competitors in the cosmetics industry;
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we may be unsuccessful in enhancing the recognition and reputation of our brand, and our brand may be damaged as a result of, among other reasons, our failure, or alleged failure, to comply with applicable ethical, social, product, labor or environmental standards;

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we may experience service interruptions, data corruption, cyber-based attacks or network security breaches which result in the disruption of our operating systems or the loss of confidential information of our consumers;

•	we may be unable to retain key members of our senior management team or attract and retain other qualified personnel; and
•	we may be affected by any adverse economic conditions in the U.S. or internationally.
We may be unable to grow our business effectively or efficiently, which would harm our business, financial condition and results of operations.
Growing our business will place a strain on our management team, financial and information systems, supply chain and distribution capacity and other resources. To manage growth effectively, we must continue to enhance our operational, financial and management systems, including our warehouse management and inventory control; maintain and improve our internal controls and disclosure controls and procedures, maintain and improve our information technology systems and procedures and expand, train and manage our employee base. We may not be able to effectively manage this expansion in any one or more of these areas, and any failure to do so could significantly harm our business, financial condition and results of operations. Growing our business may make it difficult for us to adequately predict the expenditures we will need to make in the future. If we do not make the necessary overhead expenditures to accommodate our future growth, we may not be successful in executing our growth strategy, and our results of operations would suffer.
Our operating results have fluctuated in the past and we expect our future quarterly and annual operating results to fluctuate for a variety of reasons.
Some of the factors that could cause our operating results to fluctuate include:

•	limited visibility into, and difficulty predicting from quarter to quarter, the level of activity in our customers’ practices;
•	changes in the technology or advertising landscape that increase costs for consumer reach, engagement, acquisition or conversion;
•	changes in geographic, channel, or product mix;
•	weakness in consumer spending as a result of a slowdown in the global, U.S. or other economies;
•	higher manufacturing costs;
•	competition in general and competitive developments in the market;
•	changes in relationships with our customers and distributors, including timing of orders;
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changes in the timing of when revenues are recognized, including as a result of the timing of receipt of product orders and shipments, the introduction of new products, product offerings or promotions, modifications to our terms and conditions or as a result of new accounting pronouncements or changes to critical accounting estimates;

•	fluctuations in currency exchange rates against the U.S. dollar;
•	our inability to scale, suspend or reduce production based on variations in product demand;
•	seasonal fluctuations in demand;
•	success of or changes to our marketing programs from quarter to quarter;
•	increased advertising or marketing efforts or aggressive price competition from competitors;
•	changes to our effective tax rate;
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unanticipated delays and disruptions in the manufacturing process caused by insufficient capacity or availability of raw materials, turnover in the labor force or the introduction of new production processes, power outages or natural or other disasters beyond our control;

•	underutilization of manufacturing facilities;
•	major changes in available technology or the preferences of customers may cause our current product offerings to become less competitive or obsolete;
•	costs and expenditures in connection with litigation;
•	costs and expenditures in connection with the establishment of treatment planning and fabrication facilities in international locations;
•	costs and expenditures in connection with the hiring and deployment of direct sales force personnel;
•	unanticipated delays in our receipt of customer records for any reason;
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disruptions to our business due to political, economic or other social instability or any governmental regulatory or similar actions, including the impact of a pandemic such as the COVID-19 pandemic, any of which results in changes in consumer spending habits or consumers being unable or unwilling to visit spas, as well as any impact on workforce absenteeism;

•	inaccurate forecasting of net sales, production and other operating costs;
•	investments in research and development to develop new products and enhancements; and
•	timing of industry tradeshows.
To respond to these and other factors, we may make business decisions that adversely affect our operating results such as modifications to our pricing policy, promotions, development efforts, product releases, business structure or operations. Most of our expenses, such as employee compensation, are relatively fixed in the short term. Moreover, our expense levels are based, in part, on our expectations regarding future revenue levels. As a result, if our net revenues for a particular period fall below expectations, we may be unable to adjust spending quickly enough to offset any shortfall in net revenues. Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful. You should not rely on our results for any one quarter as an indication of our future performance.
We have a history of net losses and may experience future losses.
We have a history of net losses and may not be able to establish profitable operations. We reported net losses of $7.8 million, $12.9 million and $11.0 million during the fiscal years ended December 31, 2021, 2020 and 2019, respectively. We may incur additional operating losses in the future. Furthermore, our strategic plan will require a significant investment in product development, sales, marketing, personnel, technology and administrative programs, which may not result in the accelerated net sales growth that we anticipate. As a result, there can be no assurance that we will ever generate substantial net sales or achieve or sustain profitability.
Risks Related to Milk’s Business Operations
A disruption in our operations could materially and adversely affect our business.
As a company engaged in distribution on a global scale, our operations, including those of our third-party suppliers, brokers and delivery service providers, are subject to the risks inherent in such activities, including industrial accidents, environmental events, strikes and other labor disputes, disruptions in information systems, product quality control, safety, licensing requirements and other regulatory issues, as well as natural disasters, pandemics (such as the COVID-19 pandemic), border disputes, acts of terrorism and other external factors over which we and our third-party suppliers, brokers and delivery service providers have no control. The loss of, or damage to, the manufacturing facilities or distribution centers of our third-party suppliers, brokers and delivery service providers could materially and adversely affect our business, financial condition and results of operations.
We depend heavily on contracted third-party delivery service providers to deliver our products to our distribution facilities and logistics retailers, and from there to our retailers. Interruptions to or failures in these delivery services could prevent the timely or successful delivery of our products.
These interruptions or failures may be due to unforeseen events that are beyond our control or the control of our third-party delivery service providers, such as inclement weather, natural disasters or labor unrest. If our products are not delivered on time or are delivered in a damaged state, retailers and customers may refuse to accept our products and have less confidence in our services.
Our ability to meet the needs of our customers depends on the proper operation of our third-party distribution facilities, where most of our inventory that is not in transit is housed. Our insurance coverage may not be sufficient to cover the full extent of any loss or damage to our inventory or distribution facilities, and any loss, damage or disruption of the facilities, or loss or damage of the inventory stored there, could materially and adversely affect our business, financial condition and results of operations.
The recent outbreak of the COVID-19 global pandemic and related government, private sector and individual consumer responsive actions have adversely affected, and could continue to adversely affect, our business, financial condition and results of operations.
The outbreak of the COVID-19 virus has been declared a pandemic by the World Health Organization and continues to spread in the U.S. and around the world. Related government and private sector responsive actions, as well as changes in consumer spending behaviors, have adversely affected, and could continue to adversely affect, our business, financial condition and results of operations. It is impossible to know the effect and ultimate impact of the COVID-19 pandemic, as the situation is rapidly evolving.
In response to the spread of the COVID-19 virus, international, federal, state and local governments have in the past and could again in the future order the shutdown of non-essential businesses and have recommended precautions to mitigate the spread of the COVID-19 virus, including warning against congregating in heavily populated areas, such as malls, shopping centers, and other retailers. The outbreak and global spread of the COVID-19 virus has significantly disrupted our operating environment, including manufacturing, distribution, and the ability of many of our retailers to operate, including as a result of closures and reduced customer traffic at Sephora retail stores. We have also seen shifts in consumer preferences and practices. There is significant uncertainty around the breadth and duration of business disruptions related to the COVID-19 virus, as well as its impact on the U.S. and global economy and our consumers’ spending habits.

While our suppliers and distribution centers currently remain open, there is a risk that any of these facilities (i) may become less productive or encounter disruptions due to employees at the facilities becoming infected with the COVID-19 virus and/or (ii) will no longer be allowed to operate based on directives from public health officials or government authorities. Additionally, there is a risk of decreased, or further decreased, demand if our retailers are no longer allowed to operate based on directives from public health officials or government authorities.
As a result of the COVID-19 pandemic, we have needed to have many of our personnel work remotely and it is possible that this could have a negative impact on the execution of our business plans and operations. If a natural disaster, power outage, connectivity issue, or other event occurs that impacts our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in consumer privacy, information technology security and fraud concerns as well as increase our exposure to potential wage and hour issues.
The uncertainty around the duration of business disruptions and the extent of the spread of the COVID-19 virus in the U.S. and to other areas of the world will likely continue to adversely impact the national or global economy and negatively impact consumer spending and shopping behaviors. If the pandemic worsens, we may see a further drop in the ability of our retailers to operate or in the willingness of consumers to purchase beauty products. Any of these outcomes could have an adverse impact on our business, financial condition and results of operations. The extent to which the COVID-19 pandemic impacts our results will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including new information that may emerge concerning the severity of the COVID-19 pandemic and the actions taken to contain it or treat our impact.
Our success depends, in part, on our retention of key members of our senior management team and ability to attract and retain qualified personnel.
Our success depends, in part, on our ability to retain our key employees, including our executive officers, senior management team and development, operations, finance, sales and marketing personnel. We are a small company that relies on a few key employees, any one of whom would be difficult to replace and, because we are a small company, we believe that the loss of key employees may be more disruptive to us than it would be to a larger company. Our success also depends, in part, on our continuing ability to identify, hire, train and retain other highly qualified personnel. In addition, we may be unable to effectively plan for the succession of senior management, including our chief executive officer. The loss of key personnel or the failure to attract and retain qualified personnel may have a material adverse effect on our business, financial condition and results of operations.
We rely on a number of third-party suppliers, distributors and other vendors, and they may not continue to produce products or provide services that are consistent with our standards or applicable regulatory requirements, which could harm our brand, cause consumer dissatisfaction and require us to find alternative suppliers of our products.
We use multiple third-party suppliers based in the U.S. and overseas to source substantially all of our products. Certain of these third-party suppliers manufacture components and packaging while other third-party suppliers will fill and assemble the product. We engage our third-party suppliers on a purchase order basis and are not party to long-term contracts with any of them. The ability of these third parties to supply our products may be affected by competing orders placed by other persons and the demands of those persons. If we experience significant increases in demand or need to replace a significant number of existing suppliers, there can be no assurance that additional supply capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier will allocate sufficient capacity to us in order to meet our requirements.
In addition, quality control problems, such as the use of ingredients and delivery of products that do not meet our quality control standards and specifications or comply with applicable laws or regulations, could harm our business. These quality control problems could result in regulatory action, such as restrictions on importation, products of inferior quality or product stock outages or shortages, harming our sales and creating inventory write-downs for unusable products.
Further, our third-party suppliers and distributors may:
•	have economic or business interests or goals that are inconsistent with ours;
•	take actions contrary to our instructions, requests, policies or objectives;

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be unable or unwilling to fulfill their obligations under relevant purchase orders, including obligations to meet our production deadlines, quality standards, pricing guidelines and product specifications, or to comply with applicable regulations, including those regarding the safety and quality of products and ingredients and good manufacturing practices;

•	have financial difficulties;
•	encounter raw material or labor shortages;
•	encounter increases in raw material or labor costs which may affect our procurement costs;
•	disclose our confidential information or intellectual property to competitors or third parties;
•	engage in activities or employ practices that may harm our reputation; and
•	work with, be acquired by, or come under control of our competitors.
The occurrence of any of these events, alone or together, could have a material adverse effect on our business, financial condition and results of operations. In addition, such problems may require us to find new third-party suppliers or distributors, and there can be no assurance that we would be successful in finding third-party suppliers or distributors meeting our standards of innovation and quality.
The management and oversight of the engagement and activities of our third-party suppliers and distributors requires substantial time, effort and expense of our employees, and we may be unable to successfully manage and oversee the activities of our third-party suppliers and distributors. If we experience any supply chain disruptions caused by our inability to locate suitable third-party suppliers, or if our raw material suppliers experience problems with product quality or disruptions or delivery of the raw materials or components used to make such products, our business, financial condition and results of operations could be materially and adversely affected.
We maintain supply relationships for certain key components, and our business and operating results could be harmed if supply is restricted or ends, or the price of raw materials used in our manufacturing process increases.
We are dependent on a limited number of suppliers for certain components that are integral to our finished products. If these or other suppliers encounter financial, operating or other difficulties or if our relationship with them changes, we may be unable to quickly establish or qualify replacement sources of supply and we could face production interruptions, delays and inefficiencies. In addition, technology changes by our vendors could disrupt access to required manufacturing capacity or require expensive, time-consuming development efforts to adapt and integrate new equipment or processes. Our growth may exceed the capacity of one or more of these suppliers to produce the needed equipment and materials in sufficient quantities to support our growth. Any one of these factors could harm our business and growth prospects.
The loss of a significant reseller could materially and adversely affect our business, financial condition and results of operations.
We sell the majority of our products in the U.S. through Sephora. In the U.S., Sephora accounted for approximately 56% and 78% of our net sales during the years ended December 31, 2020 and 2019, respectively. Our Chinese distributor purchases our products directly from us and we also sell products direct to consumers through our website, milkmakeup.com. The loss of our relationship with Sephora or any of our other distributors could have a material and adverse impact on our future operating results.
The design, development, manufacture and sale of our products involve the risk of product liability and other claims by consumers and other third parties, and our insurance may be insufficient to cover any such claims.
The design, development, manufacture and sale of our products involves an inherent risk of product liability claims and the associated adverse publicity. We regularly monitor the use of our products for trends or increases in reports of adverse events or product complaints. In some, but not all, cases, an increase in adverse event reports may be an indication that there has been a change in a product’s specifications or efficacy. Such changes could lead to a recall of the product in question or, in some cases, increases in product liability claims related to the product in question. Although we maintain general liability and product liability insurance, the scope and limits of such insurance may not be sufficient to cover the types or extent of liability claims or loss, including, without limitation, liability claims or loss relating to product liability that may be incurred or received. There also may be product liability risks for which we do not maintain or procure insurance coverage or for which the insurance coverage may not cover or be adequate. If we incur any product liability loss that is not covered by our general liability or product liability insurance policies, or any net insurance recovery is less than our actual loss, then there may be a material adverse effect on our business, results of operations, financial condition and cash flows.
We could also be subject to a variety of other types of claims, proceedings, investigations and litigation initiated by government agencies or third parties. These include compliance matters, product regulation or safety, taxes, employee benefit plans, employment discrimination, health and safety, environmental, antitrust, customs, import/export, government contract compliance, financial controls or reporting, intellectual property, allegations of misrepresentation, false claims or false statements, commercial claims, claims regarding promotion of our products and services, shareholder derivative suits or other similar matters. Negative publicity, whether accurate or inaccurate, about the efficacy, safety or side effects of our products or product categories, whether involving us or a competitor, could materially reduce market acceptance of our products, cause consumers to seek alternatives to our products, result in product withdrawals and cause our stock price to decline. Negative publicity could also result in an increased number of product liability claims, whether or not these claims have a basis in scientific fact. Any such claims, proceedings, investigations or litigation, regardless of the merits, might result in substantial costs, restrictions on product use or sales, or otherwise injure our business.
If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.
Our business requires us to manage a large volume of inventory effectively. We depend on our forecasts of demand for, and popularity of, various products to make purchase decisions and to manage our inventory of stock-keeping units. Demand for products, however, can change significantly between the time inventory or components are ordered and the date of sale. Demand may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, promotions, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and consumers may not purchase products in the quantities that we expect. It may be difficult to accurately forecast demand and determine appropriate levels of product or componentry. If we fail to manage our inventory effectively or negotiate favorable credit terms with third-party suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, if we are required to lower sale prices in order to reduce inventory level or to pay higher prices to our suppliers, our profit margins might be negatively affected. Any of the above may materially and adversely affect our business, financial condition and results of operations.
To grow, we will need to increase the size of our organization, and we may encounter difficulties managing our growth, which could adversely affect our results of operations.
If we are able to successfully develop additional products and extend the use of our current products and/or expand our existing distribution channels, we may experience growth in the number of our employees and the scope of our operations. To the extent that we acquire and launch additional products, the resulting growth and expansion of our sales force will place a significant demand on our financial, managerial and operational resources. Since many of the new products or systems we are working on may involve new technologies or entering new markets, we may not be able to accurately forecast the number of employees required and the timing of their hire or the associated costs. The extent of any expansion we may experience will be driven largely by the success of our new products and systems and alternative distribution channels. As a result, management’s ability to project the size of any such expansion and its cost to the company is limited by the following uncertainties: (1) we will not have previously sold any of the new products and technologies and the ultimate success of these new products and technologies is unknown; (2) we will be entering new markets and/or distribution channels; and (3) the costs associated with any expansion will be partially driven by factors that may not be fully in our control (e.g., timing of hire, market salary rates). Subject to these uncertainties, we believe that our current business plan may require us to hire between 20-40 new employees within the next 12 months at an incremental cost of between $2.0 million to $4.0 million. Due to the uncertainty surrounding the timing of our strategic initiatives, new product lines or the stabilization of the global markets, our costs to hire significant numbers of new employees could be higher than anticipated. Our success will also depend on the ability of our executive officers and senior management team to continue to implement and improve our operational, information management and financial control systems, and to expand, train and manage our employee base. Our inability to manage growth effectively could cause our operating costs to grow even faster than we currently anticipate and adversely affect our results of operations.

A disruption in the operations of any of our freight carriers or higher shipping costs could cause a decline in our net revenues or a reduction in our earnings.
We are dependent on commercial freight carriers to deliver our products both within the U.S. and internationally. If the operations of these carriers are disrupted for any reason, we may be unable to timely deliver our products to our customers. If we cannot deliver our products on time and cost effectively, our customers may choose competitive offerings causing our net revenues and gross margins to decline, possibly materially. In a rising fuel cost environment, our freight costs would increase. In addition, we earn an increasingly larger portion of our total revenues from international sales. International sales carry higher shipping costs which could negatively impact our gross margin and results of operations. If freight costs materially increase and we are unable to pass that increase along to our customers for any reason or otherwise offset such increases in our cost of net revenues, our gross margin and financial results could be adversely affected.
A disruption in the operations of any of our retail partners could cause a decline in our net revenues or a reduction in our earnings.
We are dependent on our retail partnerships, especially with Sephora, to deliver our results. Any disruption to their ability to properly receive, deliver, service, promote or market our brand and products would negatively impact us.
A negative reputation event to any of our retail partners or our industry could cause a decline in our net revenues or a reduction in our earnings.
We are dependent on our retail partnerships, especially with Sephora, to deliver our results. Any negative impact to their reputation that could cause a reduction in consumer traffic would negatively impact us. Furthermore, we operate in a single category, or subset of categories, within beauty. Any event which causes the entire industry to be negatively perceived would also potentially negatively impact us.
In order to deepen our market penetration and raise awareness of our brand and products, we have increased the amount we spend on marketing activities, which may not ultimately prove successful or an effective use of our resources.
To increase awareness of our products and services domestically and internationally, we have increased the amount we spend and anticipate spending in the future on marketing activities. Our marketing efforts and costs are significant and include national and regional campaigns involving outdoor media, social media, additional placements and alliances with strategic partners. We attempt to structure our advertising/marketing campaigns in ways we believe most likely to increase brand awareness and adoption; however, there is no assurance our campaigns will achieve the returns on advertising spend desired or successfully increase brand or product awareness sufficiently to sustain or increase our growth goals, which could have an adverse effect on our gross margin and business overall.
We rely heavily on our third-party agency and direct sales forces to sell our products in the U.S. and internationally, and any failure to train and maintain our third-party agency and direct sales forces could harm our business.
Our ability to sell our products and generate revenues depends in part upon our third-party agency and direct sales forces within the U.S. and internationally. We do not have any long-term employment contracts with our third-party agency and direct sales forces and the loss of the services provided by these key personnel may harm our business. In order to provide more comprehensive sales and service coverage, we continue to increase the size of our sales force to pursue growth opportunities within and outside of our existing geographic markets. To adequately train new representatives to successfully market and sell our products and for them to establish strong customer relationships takes time. As a result, if we are unable to retain our third-party agency and direct sales personnel or quickly replace them with individuals of equivalent technical expertise and qualifications, if we are unable to successfully instill technical expertise in new and existing sales representatives, if we fail to establish and maintain strong relationships with our customers or if our efforts at specializing our selling techniques do not prove successful and cost-effective, our net revenues, our gross margin and ability to maintain market share could be materially harmed.
Risks Related to Variability of Demand for Milk’s Products
Our retailers generally are not under any obligation to purchase our products, and business challenges at one or more of these retailers, could adversely affect our results of operations.
As is typical in our industry, our business with retailers is based primarily upon discrete sales orders, and we do not have contracts requiring retailers to make firm purchases from us. Accordingly, retailers could reduce their purchasing levels or cease buying products from us at any time and for any reason. If we lose a significant reseller or if sales of our products to a significant retailer materially decrease, it could have a material adverse effect on our business, financial condition and results of operations.
Because a high percentage of our sales are made through our retailers, our results are subject to risks relating to the general business performance of our retailers, with significant exposure to Sephora. Factors that adversely affect our retailers’ businesses may also have a material adverse effect on our business, financial condition and results of operations. These factors may include:
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any reduction in consumer traffic and demand at our retailers as a result of economic downturns, pandemics or other health crises, changes in consumer preferences or reputational damage as a result of, among other developments, data privacy breaches, regulatory investigations or employee misconduct;

•	any credit risks associated with the financial condition of our retailers; and
•	the effect of consolidation or weakness in the retail industry or at certain retailers, including store closures and the resulting uncertainty.
Risks Related to Milk’s Financial Condition
If our cash from operations is not sufficient to meet our current or future operating needs, expenditures and debt service obligations, our business, financial condition and results of operations may be materially and adversely affected.
We may require additional cash resources due to changed business conditions or other future developments, including any marketing initiatives, investments or acquisitions we may decide to pursue. To the extent we are unable to generate sufficient cash flow, we may be forced to cancel, reduce or delay these activities. Alternatively, if our sources of funding are insufficient to satisfy our cash requirements, we may seek to refinance or expand our credit facility. The incurrence of additional indebtedness would result in increased debt service obligations and operating and financing covenants that could restrict our operations.
Our ability to generate cash to meet our operating needs, expenditures and debt service obligations will depend on our future performance and financial condition, which will be affected by financial, business, economic, legislative, regulatory and other factors, including potential changes in costs, pricing, the success of product innovation and marketing, competitive pressure and consumer preferences. If our cash flows and capital resources are insufficient to fund our debt service obligations and other cash needs, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. Our credit facilities may restrict our ability to take these actions, and we may not be able to affect any such alternative measures on commercially reasonable terms, or at all. Furthermore, it is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all, which could materially and adversely affect our business, financial condition and results of operations.
Fluctuations in currency exchange rates may negatively affect our financial condition and results of operations.
Exchange rate fluctuations may affect the costs that we incur in our operations. The main currencies to which we are exposed are the British pound, the Canadian dollar, the Chinese yuan and the E.U. euro. The exchange rates between these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. A depreciation of these currencies against the U.S. dollar will decrease the U.S. dollar equivalent of the amounts derived from foreign operations reported in our consolidated financial statements, and an appreciation of these currencies will result in a corresponding increase in such amounts. The cost of certain items, such as raw materials, manufacturing, employee salaries and transportation and freight, required by our operations may be affected by changes in the value of the relevant currencies. To the extent that we are required to pay for goods or services in foreign currencies, the appreciation of such currencies against the U.S. dollar will tend to negatively affect our business. There can be no assurance that foreign currency fluctuations will not have a material adverse effect on our business, financial condition and results of operations.
If our goodwill or long-lived assets become impaired, we may be required to record a significant charge to earnings.
Under GAAP, we review our goodwill and long-lived asset group for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Additionally, goodwill is required to be tested for impairment at least annually. The qualitative and quantitative analysis used to test goodwill are dependent upon various assumptions and reflect management’s best estimates. Changes in certain assumptions including revenue growth rates, discount rates, earnings multiples and future cash flows may cause a change in circumstances indicating that the carrying value of goodwill or the asset group may be impaired. We may be required to record a significant charge to earnings in the financial statements during the period in which any impairment of goodwill or asset group is determined.
Our loan agreement governing our line of credit imposes restrictions on our business that may limit our business opportunities and hinder our ability to execute our business strategy.
In October 2019, we entered into a Loan and Security Agreement the (“Loan and Security Agreement”) with a commercial lender, which provides us with a line of credit (the “Line of Credit”), which matures on April 10, 2022. The Loan and Security Agreement contains certain financial maintenance and other affirmative and negative covenants.
Although we were in compliance with all requirements under the Loan and Security Agreement as of December 31, 2020, our future ability to comply with such requirements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. An event of default under the Loan and Security Agreement would permit the lender thereunder to exercise remedies, including declaring all relevant amounts to be due and payable and exercising remedies with respect to the collateral securing our obligations thereunder.
Risks Related to Information Technology and Cybersecurity
We are increasingly dependent on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.
We rely on information technology networks and systems to market and sell our products, to process electronic and financial information, to assist with sales tracking and reporting, to manage a variety of business processes and activities and to comply with regulatory, legal and tax requirements. We are increasingly dependent on a variety of information systems to effectively process consumer orders from our e-commerce business. We depend on our information technology infrastructure for digital marketing activities and for electronic communications among our personnel, retailers, customers, consumers, distributors and suppliers around the world. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, computer viruses, attacks by computer hackers, telecommunication failures, user errors or catastrophic events. Any material disruption of our systems, or the systems of our third-party service providers, could disrupt our ability to track, record and analyze the products that we sell and could negatively impact our operations, shipment of goods, ability to process financial information and transactions and our ability to receive and process provider and e-commerce orders or engage in normal business activities. If our information technology systems suffer damage, disruption or shutdown, we may incur substantial cost in repairing or replacing these systems, and if we do not effectively resolve the issues in a timely manner, our business, financial condition and results of operations may be materially and adversely affected, and we could experience delays in reporting our financial results.
Our e-commerce operations are important to our business. Our e-commerce website serves as an effective extension of our marketing strategies by introducing potential new consumers to our brand, product offerings, retailers and enhanced content. Due to the importance of our e-commerce operations, we are vulnerable to website downtime and other technical failures. Our failure to successfully respond to these risks in a timely manner could reduce e-commerce sales and damage our brand’s reputation.
We must successfully maintain and upgrade our information technology systems, and our failure to do so could have a material adverse effect on our business, financial condition and results of operations.
We have identified the need to expand and improve our information technology systems and personnel to support expected future growth. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to leverage our e-commerce channels, fulfill provider and customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, acquisition and retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. These implementations, modifications and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, difficulties with implementing new technology systems, delays in our timeline for planned improvements, significant system failures, or our inability to successfully modify our information systems to respond to changes in our business needs may cause disruptions in our business operations and have a material adverse effect on our business, financial condition and results of operations.
If we fail to adopt new technologies or adapt our e-commerce website and systems to changing consumer requirements or emerging industry standards, our business may be materially and adversely affected.
To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our information technology networks and systems, including our e-commerce website. Our competitors are continually innovating and introducing new products to increase their consumer base and enhance user experience. As a result, in order to attract and retain consumers and compete against our competitors, we must continue to invest resources to enhance our information technology and improve our existing products and services for our consumers. The Internet and the online retail industry are characterized by rapid technological evolution, changes in consumer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices in a cost-effective and timely way. The development of our e-commerce website and other proprietary technology entails significant technical and business risks. There can be no assurance that we will be able to properly implement or use new technologies effectively or adapt our e-commerce website and systems to meet consumer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or consumer requirements, whether for technical, legal, financial or other reasons, our business, financial condition and results of operations may be materially and adversely affected.
Failure to protect sensitive information of our consumers and information technology systems against security breaches could damage our reputation and brand and substantially harm our business, financial condition and results of operations.
We collect, maintain, transmit and store data about our consumers, suppliers and others, including personal data and financial information, consumer payment information, as well as other confidential and proprietary information important to our business.
We have in place technical and organizational measures to maintain the security and safety of critical proprietary, personal, employee, provider and financial data that we continue to maintain and upgrade to industry standards. However, advances in technology, the pernicious ingenuity of criminals, new exposures via cryptography, acts or omissions by our employees, contractors or service providers or other events or developments could result in a compromise or breach in the security of confidential or personal data. We and our service providers may not be able to prevent third parties, including criminals, competitors or others, from breaking into or altering our systems, disrupting business operations or communications infrastructure through denial-of-service attacks, attempting to gain access to our systems, information or monetary funds through phishing or social engineering campaigns, installing viruses or malicious software (including ransomware) on our e-commerce website or devices used by our employees or contractors, or carrying out other activity intended to disrupt our systems or gain access to confidential or sensitive information in our or our service providers’ systems. We are not aware of any breach or compromise of the personal data of consumers, but we have been subject to attacks in the past (phishing, denial of service, etc.), and we cannot guarantee that our security measures will be sufficient to prevent a material breach or compromise in the future.
Furthermore, such third parties may engage in various other illegal activities using such information, including credit card fraud or identity theft, which may cause additional harm to us, our consumers and our brand. We may also be vulnerable to error or malfeasance by our own employees or other insiders. Third parties may attempt to fraudulently induce our or our service providers’ employees to misdirect funds or to disclose information in order to gain access to personal data we maintain about our consumers or website users. In addition, we have limited control or influence over the security policies or measures adopted by third-party retailers of online payment services through which some of our consumers may elect to make payment for purchases at our e-commerce website. Contracted third-party delivery service providers may also violate their confidentiality or data processing obligations and disclose or use information about our consumers inadvertently or illegally.

If a material security breach were to occur, our reputation and brand could be damaged, and we could be required to expend significant capital and other resources to alleviate problems caused by such breach, including exposure to litigation or regulatory action and a risk of loss and possible liability. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. Any compromise or breach of our security measures, or those of our third-party service providers, may violate applicable privacy, data security, financial, cyber and other laws and cause significant legal and financial exposure, adverse publicity, and a loss of confidence in our security measures, all of which could have a material adverse effect on our business, financial condition and results of operations. We may be subject to post-breach review of the adequacy of our privacy and security controls by regulators and other third parties, which could result in post-breach regulatory investigation, fines and consumer litigation as well as regulatory oversight, at significant expense and risking reputational harm.
Furthermore, we are subject to diverse laws and regulations in the U.S., the E.U., and other international jurisdictions that require notification to affected individuals in the event of a breach involving personal information. These required notifications can be time-consuming and costly. The interpretation, standards and enforcement practices relating to these laws and regulations may change in the future. Furthermore, failure to comply with these laws and regulations could subject us to regulatory scrutiny and additional liability, including injunctions, fines and/or other proceedings. Although we maintain relevant insurance, we cannot be certain that our insurance coverage will be adequate for all breach-related liabilities or that insurance will continue to be available to us on economically reasonable terms, or at all. We may need to devote significant resources to protect against security breaches or to address problems caused by breaches, diverting resources from the growth and expansion of our business.
Payment methods used on our e-commerce website subject us to third-party payment processing-related risks.
We accept payments from our consumers using a variety of methods, including online payments with credit cards and debit cards issued by major banks, payments made with gift cards processed by third-party retailers and payments through third-party online payment platforms such as PayPal, Afterpay and Apple Pay. We also rely on third parties to provide payment processing services. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment options and gift cards. Transactions on our e-commerce website are card-not-present transactions, so they present a greater risk of fraud. Criminals are using increasingly sophisticated methods to engage in illegal activities such as unauthorized use of credit or debit cards and bank account information. Requirements relating to consumer authentication and fraud detection with respect to online sales are complex. We may ultimately be held liable for the unauthorized use of a cardholder’s card number in an illegal activity and be required by card issuers to pay charge-back fees. Charge-backs result not only in our loss of fees earned with respect to the payment, but also leave us liable for the underlying money transfer amount. If our charge-back rate becomes excessive, card associations also may require us to pay fines or refuse to process our transactions. In addition, we may be subject to additional fraud risk if third-party service providers or our employees fraudulently use consumer information for their own gain or facilitate the fraudulent use of such information. Overall, we may have little recourse if we process a criminally fraudulent transaction.
We are subject to payment card association operating rules, certification requirements and various rules, regulations and requirements governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. As our business changes, we may also be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. If we fail to comply with the rules or requirements of any provider of a payment method we accept, or if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, among other things, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our consumers, process electronic funds transfers or facilitate other types of online payments, and our reputation and our business, financial condition and results of operations could be materially and adversely affected.

Risks Related to Conducting Business Internationally
International sales and operations comprise an increasingly significant portion of our business, which exposes us to foreign operational, political and other risks that may harm our business.
We generate an increasing share of our revenue from international sales and maintain international operations, including supply and distribution chains that are, and will continue to be, an increasingly significant part of our business. Since our growth strategy depends in part on our ability to penetrate international markets and increase the localization of our products and services, we expect to continue to increase our sales and presence outside the U.S., particularly in markets we believe to have high-growth potential. The substantial up-front investment required, the lack of consumer awareness of our products in certain jurisdictions outside of the U.S., differences in consumer preferences and trends between the U.S. and other jurisdictions, the risk of inadequate intellectual property protections and differences in packaging, labeling and related laws, rules and regulations are all substantial matters that need to be evaluated prior to doing business in new jurisdictions, and which make the success of our international efforts uncertain.
Moreover, our international operations expose us to other risks and uncertainties that are customarily encountered in non-U.S. operations and that may have a material effect on our results of operations and business as a whole, including:
•	local political and economic instability;
•	increased expense of developing, testing and making localized versions of our products;
•	difficulties in hiring and retaining employees;
•	differing employment practices and laws and labor disruptions;
•	pandemics, such as the COVID-19 pandemic, and natural disasters;
•	difficulties in managing international operations, including any travel restrictions imposed on us or our customers, such as those imposed in response to the COVID-19 pandemic;
•	fluctuations in currency exchange rates;
•	foreign exchange controls that could make it difficult to repatriate earnings and cash;
•	import and export controls, license requirements and restrictions;
•	controlling production volume and quality of the manufacturing process;
•	acts of terrorism and acts of war;
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general geopolitical instability and the responses to it, such as the possibility of economic sanctions, trade restrictions and changes in tariffs (e.g., recent economic sanctions implemented by the U.S. against China and Russia and tariffs imposed by the U.S. and China);

•	interruptions and limitations in telecommunication services;
•	product or material transportation delays or disruption, including as a result of customs clearance, violence, protests, police and military actions, or natural disasters;
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risks of noncompliance by our employees, contractors, or partners or agents with, and burdens of complying with, a wide variety of extraterritorial, regional and local laws, including competition laws and anti-bribery laws such as the FCPA and the UK Bribery Act 2010, despite our compliance efforts and activities;

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the impact of government-led initiatives to encourage the purchase or support of domestic vendors, which can affect the willingness of customers to purchase products from, or collaborate to promote interoperability of products with, companies whose headquarters or primary operations are not domestic;

•	an inability to obtain or maintain adequate intellectual property protection for our brand and products;
•	longer payment cycles and greater difficulty in accounts receivable collection;
•	a legal system subject to undue influence or corruption;

•	a business culture in which illegal sales practices may be prevalent; and
•	potential adverse tax consequences.
If any of the risks outlined above materialize in the future, we could experience production delays and lost or delayed revenues, among other potential negative consequences that could materially impact our international operations and adversely affect our business as a whole.
Adverse economic conditions in the U.S., Europe or any of the other countries in which we may conduct business could negatively affect our business, financial condition and results of operations.
Consumer spending on cosmetics products is influenced by general economic conditions and the availability of discretionary income. Adverse economic conditions in the U.S., Europe or any of the other jurisdictions in which we do significant business, or periods of inflation or high energy prices, may contribute to higher unemployment levels, decreased consumer spending, reduced credit availability and declining consumer confidence and demand, each of which poses a risk to our business. A decrease in consumer spending or in consumer confidence and demand for our products could have a significant negative impact on our net sales and profitability, including our operating margins and return on invested capital. These economic conditions could cause some of our retailers or suppliers to experience cash flow or credit problems and impair their financial condition, which could disrupt our business and adversely affect product orders, payment patterns and default rates and increase our bad debt expense.
Legal, political and economic conditions surrounding the exit of the United Kingdom from the EU are a source of instability and uncertainty.
On January 31, 2020, the United Kingdom formally withdrew from the EU. Uncertainties regarding trade arrangements between the United Kingdom and the EU resulting from Brexit could result in increased costs or otherwise adversely impact our operations in the EU and the United Kingdom. We distribute our products to our EU and United Kingdom based retailers. Depending on tariffs and trade regulation negotiations, we may be forced to acquire duplicate arrangements in the EU either temporarily or permanently, which may increase our costs in the EU and the United Kingdom.
Further, following Brexit, the United Kingdom’s data protection framework has become separate and independent from the EU. In particular, the United Kingdom has transposed the EU’s GDPR into UK domestic law, which imposes separate and additional fines for noncompliance (i.e., ranging from £8.7 million to £17.5 million or 2% to 4% of total worldwide annual revenue, whichever is higher). Thus, if a regulatory issue arose in both the EU and the United Kingdom (e.g., a personal data breach that affected both EU and United Kingdom data subjects ), then we would be at risk of receiving administrative fines for any noncompliance from supervisory authorities in the EU, as well as the UK Information Commissioner’s Office.
In addition, the longer term economic, legal, political, regulatory and social framework to be put in place between the United Kingdom and the EU following Brexit remains unclear and may continue to have a material and adverse effect on global economic conditions and the stability of global financial markets and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could materially and adversely affect our business, financial condition and results of operations.
We have growing operations in China, which exposes us to risks inherent in doing business in that country.
We currently source components in China and do not have substantial alternatives to those suppliers. We also utilize warehouse services provided by our third-party distributors. With the rapid development of the Chinese economy, the cost of labor has increased and may continue to increase in the future. Our results of operations will be materially and adversely affected if our labor costs, or the labor costs of our suppliers, increase significantly. In addition, we and our suppliers may not be able to find a sufficient number of qualified workers due to the intensely competitive and fluid market for skilled labor in China. Furthermore, pursuant to Chinese labor laws, employers in China are subject to various requirements when signing labor contracts, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. These labor laws and related regulations impose liabilities on employers and may significantly increase the costs of workforce reductions. If we decide to change or reduce our workforce, these labor laws could limit or restrict our ability to make such changes in a timely, favorable and effective manner. Additionally, the Chinese government may impose additional regulations regarding ingredients and composition of cosmetics and these regulations may affect our products. Any of these events may materially and adversely affect our business, financial condition and results of operations.

Operating in China exposes us to political, legal and economic risks. In particular, the political, legal and economic climate in China, both nationally and regionally, is fluid and unpredictable. Our ability to operate in China may be adversely affected by changes in U.S. and Chinese laws and regulations such as those related to, among other things, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property, currency controls, network security, employee benefits, hygiene supervision and other matters. In addition, we or our suppliers may not obtain or retain the requisite legal permits to continue to operate in China, and costs or operational limitations may be imposed in connection with obtaining and complying with such permits. In addition, Chinese trade regulations are in a state of flux, and we may become subject to other forms of taxation, tariffs and duties in China. Furthermore, the third parties we rely on in China may disclose our confidential information or intellectual property to competitors or third parties, which could result in the illegal distribution and sale of counterfeit versions of our products. If any of these events occur, our business, financial condition and results of operations could be materially and adversely affected. See the section entitled “— Risks Related to Milk — Risks Related to Conducting Business Internationally — Recent and potential additional tariffs imposed by the U.S. government or a global trade war could increase the cost of our products, which could materially and adversely affect our business, financial condition and results of operations” for further discussion of risks related to tariffs between the U.S. and China.
Recent and potential additional tariffs imposed by the U.S. government or a global trade war could increase the cost of our products, which could materially and adversely affect our business, financial condition and results of operations.
The U.S. government has imposed increased tariffs on certain imports from China, some of which cover products that we import from that country. We currently source important components for our products from third-party suppliers in China, and, as such, current tariffs may increase our cost of goods, which may result in lower gross margin on certain of our products. In any case, increased tariffs on imports from China could materially and adversely affect our business, financial condition and results of operations. In retaliation for the current U.S. tariffs, China has implemented tariffs on a wide range of American products. There is also a concern that the imposition of additional tariffs by the U.S. could result in the adoption of tariffs by other countries as well, leading to a global trade war. Trade restrictions implemented by the U.S. or other countries in connection with a global trade war could materially and adversely affect our business, financial condition and results of operations.
Risks Related to Evolving Laws and Regulations and Compliance with Laws and Regulations
New laws, regulations, enforcement trends or changes in existing regulations governing the introduction, marketing and sale of our products to consumers could harm our business.
There has been an increase in regulatory activity and activism in the U.S. and abroad, and the regulatory landscape is becoming more complex with increasingly strict requirements. If this trend continues, we may find it necessary to alter some of the ways we have traditionally manufactured and marketed our products in order to stay in compliance with a changing regulatory landscape, and this could add to the costs of our operations and have an adverse impact on our business. To the extent federal, state, local or foreign regulatory changes regarding consumer protection, or the ingredients, claims or safety of our products, occurs in the future, they could require us to reformulate or discontinue certain of our products, revise the product packaging or labeling, or adjust operations and systems, any of which could result in, among other things, increased costs, delays in product launches, product returns or recalls and lower net sales, and therefore could have a material adverse effect on our business, financial condition and results of operations. Noncompliance with applicable regulations could result in enforcement action by regulatory authorities within or outside the U.S., including, but not limited to, product seizures, injunctions, product recalls and criminal or civil monetary penalties, all of which could have a material adverse effect on our business, financial condition and results of operations.
In the U.S., with the exception of color additives, the FDA does not currently require pre-market approval for products intended to be sold as cosmetics. However, the FDA may in the future require pre-market approval, clearance or registration/notification of cosmetic products, establishments or manufacturing facilities. Moreover, such products could also be regulated as both drugs and cosmetics simultaneously, as the categories are not mutually exclusive. The statutory and regulatory requirements applicable to drugs are extensive and require significant resources and time to ensure compliance. For example, if any of our products intended to be sold as cosmetics were to be regulated as drugs, we might be required to conduct, among other things, clinical trials to demonstrate the safety and efficacy of these products. We may not have sufficient resources to conduct any required clinical trials or to ensure compliance with the manufacturing requirements applicable to drugs. If the FDA determines that any of our products intended to be sold as cosmetics should be classified and regulated as drug products and we are unable to comply with applicable drug requirements, we may be unable to continue to market those products. Any inquiry into the regulatory status of our cosmetics and any related interruption in the marketing and sale of these products could damage our reputation and image in the marketplace.
In recent years, the FDA has issued warning letters to several cosmetic companies alleging improper claims regarding their cosmetic products. If the FDA determines that we have made inappropriate drug claims regarding our products intended to be sold as cosmetics, we could receive a warning or untitled letter, be required to modify our product claims or take other actions to satisfy the FDA. In addition, plaintiffs’ lawyers have filed class action lawsuits against cosmetic companies after receipt of these types of FDA warning letters. There can be no assurance that we will not be subject to state and federal government actions or class action lawsuits, which could harm our business, financial condition and results of operations.
Additional state and federal requirements may be imposed on consumer products as well as cosmetics, cosmetic ingredients or the labeling and packaging of products intended for use as cosmetics. For example, several lawmakers are currently focused on giving the FDA additional authority to regulate cosmetics and their ingredients. This increased authority could require the FDA to impose increased testing and manufacturing requirements on cosmetic manufacturers or cosmetics or their ingredients before they may be marketed. We are unable to ascertain what, if any, impact any increased statutory or regulatory requirements may have on our business.
Our products are also subject to regulation by the CPSC in the U.S. under the provisions of the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008. These statutes and the related regulations ban from the market consumer products that fail to comply with applicable product safety laws, regulations and standards. The CPSC has the authority to require the recall, repair, replacement or refund of any such banned products or products that otherwise create a substantial risk of injury, and may seek penalties for regulatory noncompliance under certain circumstances. The CPSC also requires manufacturers of consumer products to report certain types of information to the CPSC regarding products that fail to comply with applicable regulations. Certain state laws also address the safety of consumer products, and mandate reporting requirements, and noncompliance may result in penalties or other regulatory action.
Our facilities are subject to regulation under the Federal Food, Drug and Cosmetic Act and FDA implementing regulations.
Our facilities and those of our third-party manufacturers are subject to regulation under the FDCA and FDA implementing regulations. The FDA may inspect all of our or our third-party manufacturers’ facilities periodically to determine if such facilities comply with the FDCA and FDA regulations. In addition, our facilities for manufacturing OTC drug products must comply with the FDA’s cGMP that require our third-party manufacturers to maintain, among other things, good manufacturing processes, including stringent vendor qualifications, ingredient identification, manufacturing controls and record keeping.
Our operations could be harmed if regulatory authorities make determinations that we, or our vendors, are not in compliance with these regulations. If the FDA finds a violation of cGMPs, it may enjoin the operations of our third-party manufacturers, seize product, restrict the importation of goods, and impose administrative, civil or criminal penalties. If we or our third-party manufacturers fail to comply with applicable regulatory requirements, we could be required to take costly corrective actions, including suspending manufacturing operations, changing product formulations, suspending sales, or initiating product recalls. In addition, compliance with these regulations has increased and may further increase the cost of manufacturing certain of our products to ensure and maintain compliance. Any of these outcomes could have a material adverse effect on our business, financial condition and results of operations.
Government regulations and private party actions relating to the marketing and advertising of our products and services may restrict, inhibit or delay our ability to sell our products and harm our business, financial condition and results of operations.
Governmental Authorities regulate advertising and product claims regarding the performance and benefits of our products. These regulatory authorities typically require a reasonable basis to support any marketing claims. What constitutes a reasonable basis for substantiation can vary widely from market to market, and there is no assurance that the efforts that we undertake to support our claims will be deemed adequate for any particular product or claim. A significant area of risk for such activities relates to improper or unsubstantiated claims about our products and their use or safety. If we are unable to show adequate substantiation for our product claims, or our promotional materials make claims that exceed the scope of allowed claims for the classification of the specific product, the FDA, the FTC or other regulatory authorities could take enforcement action or impose penalties, such as monetary consumer redress, requiring us to revise our marketing materials, amend our claims or stop selling certain products, all of which could harm our business, financial condition and results of operations. Any regulatory action or penalty could lead to private party actions, or private parties could seek to challenge our claims even in the absence of formal regulatory actions, which could harm our business, financial condition and results of operations.
Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties and increased costs of operations, or otherwise could harm our business, financial condition and results of operations.
We are subject to a variety of laws and regulations in the U.S. and abroad regarding privacy and data protection, some of which can be enforced by private parties or government entities and some of which provide for significant penalties for noncompliance. For example, the GDPR allows for a private right of action and imposes stringent data protection requirements on organizations established in the EEA or that offer goods or services to, or monitor the behavior of, individuals in the EEA. The GDPR establishes a robust framework of data subjects’ rights and imposes onerous accountability obligations on organizations, with administrative fines for noncompliance ranging from €10.0 million to €20.0 million or 2% to 4% of annual global revenue, whichever is higher. Such fines are in addition to any civil litigation claims potentially brought by data subjects, including, for example, data subject-led class action claims and injunctions. Furthermore, the CCPA requires new disclosures to California consumers, imposes new rules for collecting or using information about minors, affords California consumers new abilities to opt out of certain disclosures of personal information and also establishes significant penalties for noncompliance. In response to the GDPR and CCPA, we have reviewed and amended our information practices involving EEA data subjects and California-resident consumers, as well as our use of service providers or interactions with other parties to whom we disclose personal information. We cannot yet predict the full impact of the CCPA and its respective implementing regulations on our business or operations, but these laws may require us to further modify our information practices and policies, and to incur substantial costs and expenses in an effort to comply. It also remains unclear what, if any, further modifications will be made to the CCPA and our implementing regulations, or how the statute or rules will be interpreted.
We are also subject to EU and UK rules with respect to cross-border transfers of personal data out of the EEA and the UK to “third countries.” Recent legal developments in the EU have also created complexity and uncertainty regarding transfers of personal data from the EEA to third countries, especially the U.S. In July 2020, the CJEU in Schrems II invalidated the EU-U.S. Privacy Shield Framework, a mechanism for the transfer of personal data from the EEA to the U.S., and made clear that reliance on standard contractual clauses, an alternative mechanism for the transfer of personal information outside of the EEA, may not be sufficient in all circumstances in which organizations may be required to take supplementary measures. Furthermore, on June 4, 2021, the European Commission published a new set of modular standard contractual clauses which are designed to take into account the CJEU’s judgement in Schrems II and must be used for all new contracts entered into, and new processing operations undertaken, as of September 2021. The new standard contractual clauses only apply to the transfer of personal data outside of the EEA and not the United Kingdom. Although the European Commission adopted an adequacy decision with respect to the United Kingdom in June 2021, allowing the flow of personal data from the EEA to the United Kingdom to continue, this decision will be regularly reviewed and may be revoked if the United Kingdom diverges from its current adequate data protection laws following Brexit. The UK Information Commissioner’s Office has consulted on, and is developing, its own international data transfer requirements, including its own specific international data transfer agreement and a UK addendum to the standard contractual clauses. We are accordingly monitoring these developments, but we may, in addition to other impacts, experience additional costs associated with increased compliance burdens and be required to engage in new contract negotiations with third parties that aid in processing personal data on our behalf or localize certain data.
Data privacy continues to remain a matter of interest to lawmakers and regulators. A number of proposals are pending before federal, state and foreign legislative and regulatory bodies, and additional laws and regulations have been passed but are not yet effective, all of which could materially affect our business. For example, some U.S. states are considering enacting stricter data privacy laws, some modeled on the GDPR, some modeled on the CCPA, and other states are considering potentially imposing completely distinct requirements. The U.S. is considering comprehensive federal privacy legislation, such as the Consumer Online Privacy Rights Act, which would significantly expand elements of the data protection rights and obligations existing within the GDPR and the CCPA to all U.S. consumers. In addition, regulators in the EEA and the United Kingdom are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem. For example, the EU’s institutions are debating the ePrivacy Regulation, which would repeal and replace the current ePrivacy Directive that regulates electronic marketing and use of cookies and tracking technologies, although it will not have effect in the United Kingdom as a result of Brexit. This again introduces the possibility that we will be subject to separate and additional legal regimes with respect to eprivacy, which may result in further costs and may necessitate changes to our business practices. The new guidance and the ePrivacy Regulation would together require extensive disclosure and consent, regulate web beacons and similar technology affecting our ability to use a users’ location and other data for personalized advertising, and alter the ability of advertisers to place ads across social media and the web. The current EU member states’ local guidance in line with GDPR has significantly increased the risk of penalties for breach of the GDPR and law implementing the ePrivacy Directive. Increased regulation of privacy and data protection may lead to broader restrictions on the way we market our products on a global basis and increase our risk of regulatory oversight, our ability to reach our consumers, and our capability to provide our consumers with personalized services and experiences.
Several countries in Europe have also recently issued guidance on the use of cookies and similar tracking technologies that require an additional layer of consent from, and disclosure to, website users for third-party advertising, social media advertising and analytics. In particular, the GDPR and the UK GDPR require opt-in, informed consent for the placement of cookies on a consumer’s device, and impose conditions on obtaining valid consent (e.g., a prohibition on pre-checked consents). Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users’ Internet usage, online shopping and other relevant online behaviors, as well as the effectiveness of our marketing and our business generally. Such regulations, including uncertainties about how well the advertising technology ecosystem can adapt to legal changes around the use of tracking technologies, may have a negative effect on businesses, including ours, that collect and use online usage information for consumer acquisition and marketing. The decline of cookies or other online tracking technologies as a means to identify and target potential purchasers may increase the cost of operating our business and lead to a decline in revenues. In addition, legal uncertainties about the legality of cookies and other tracking technologies may increase regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws. In particular, there has been a notable rise in enforcement activity from supervisory authorities across the EEA in relation to cookies-related violations.
Compliance with existing, not yet effective, and proposed privacy and data protection laws and regulations can be costly and can delay or impede our ability to market and sell our products, impede our ability to conduct business through websites we and our partners may operate, change and limit the way we use consumer information in operating our business, cause us to have difficulty maintaining a single operating model, result in negative publicity, increase our operating costs, require significant management time and attention or subject us to inquiries or investigations, claims or other remedies, including significant fines and penalties or demands that we modify or cease existing business practices. In addition, if our privacy or data security measures fail to comply with applicable current or future laws and regulations, we may be subject to litigation, regulatory investigations and/or enforcement notices requiring us to change the way we use personal data or our marketing practices, fines or other liabilities, as well as negative publicity and a potential loss of business.
We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws and anti-money laundering laws. Failure to comply with these laws could subject us to penalties and other adverse consequences.
We are subject to anti-corruption laws, including the U.S. FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act and other anti-corruption and anti-money laundering laws that apply in countries where we conduct activities. The FCPA and these anti-corruption laws generally prohibit us and our employees, agents, representatives, business partners and third-party intermediaries from authorizing, promising, offering or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to recipients in the public or private sector in order to obtain or retain business or gain some other business advantage. These laws have been enforced aggressively in recent years and are interpreted broadly. We are also required to comply with all applicable economic and financial sanctions and trade embargoes, and export/import control laws.
We sell our products in several countries outside of the U.S., primarily through distributors. As we increase our international sales, we may engage with additional distributors and third-party intermediaries to sell our products and conduct our business abroad. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or -affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities. While we have mechanisms to identify high-risk individuals and entities before contracting with them, we will be operating in a number of jurisdictions that pose a high risk of potential FCPA violations. We cannot assure you that all of our employees, agents, representatives, business partners or third-party intermediaries will not take actions that violate applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.
Some of these anti-corruption laws also require that we keep accurate books and records and maintain internal controls and compliance procedures reasonably designed to prevent any corrupt conduct. While we have policies and procedures to address compliance with those laws, we cannot assure you that none of our employees, agents, representatives, business partners or third-party intermediaries will take actions that violate our policies and applicable law, for which we may be ultimately held responsible. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.
Any violations of these anti-corruption laws, or even allegations of such violations, can lead to an investigation and/or enforcement action, which could disrupt our operations, involve significant management distraction and lead to significant costs and expenses, including legal fees. If we, or our employees or agents acting on our behalf, are found to have engaged in practices that violate these laws and regulations, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting government business, delisting from securities exchanges and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, our brand and reputation, our sales activities and/or our stock price could be adversely affected if we become the subject of any negative publicity related to actual or potential violations of anti-corruption, anti-bribery or trade control laws and regulations.
Government regulation of the Internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business, financial condition and results of operations.
We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and e-commerce. Existing and future regulations and laws could impede the growth of the Internet, e-commerce or mobile commerce. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, consumer protection, social media marketing, third-party cookies, web beacons and similar technology for online behavioral advertising and gift cards. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet, as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or e-commerce. It is possible that general business regulations and laws, or those specifically governing the Internet or e-commerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our website by consumers and suppliers and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of noncompliance with any such laws or regulations. In addition, it is possible that governments of one or more countries may seek to censor content available on our website or may even attempt to completely block access to our website. Adverse legal or regulatory developments could substantially harm our business. In particular, in the event that we are restricted, in whole or in part, from operating in one or more countries, our ability to retain or increase our consumer base may be adversely affected, and we may not be able to maintain or grow our net sales and expand our business as anticipated.

Risks Related to Legal and Regulatory Proceedings
We are involved, and may become involved in the future, in disputes and other legal or regulatory proceedings, including an ongoing legal proceeding involving our founders, that, if adversely decided or settled, could materially and adversely affect our business, financial condition and results of operations.
We are, and may in the future become, party to litigation, regulatory proceedings or other disputes. In general, claims made by or against us in disputes and other legal or regulatory proceedings can be expensive and time-consuming to bring or defend against, requiring us to expend significant resources and divert the efforts and attention of our management and other personnel from our business operations. These potential claims include, but are not limited to, personal injury claims, class action lawsuits, intellectual property claims, employment litigation and regulatory investigations and causes of action relating to the advertising and promotional claims about our products. Any adverse determination against us in these proceedings, or even the allegations contained in the claims, regardless of whether they are ultimately found to be without merit, may also result in settlements, injunctions or damages that could have a material adverse effect on our business, financial condition and results of operations.
As an example, a lawsuit was commenced in New York state court on June 27, 2016, captioned Joseph v. Rassi, et al., Case No. 510914/2016 (N.Y. Sup. Ct. Oct. 6, 2016) in which the plaintiff has asserted claims against founders Mazdack Rassi, Erez Shternlicht and Moishe Mana, as well as against Legs Media LLC, Milk Agency, LLC, Milk Makeup Holdings, LLC, Milk Makeup Management, LLC, Milk Studios, LLC, Milk and Scott Sassa. Plaintiff alleges that Rassi, Shternlicht, and Mana breached the duty they owed to Legs Media by misappropriating its “corporate opportunity” related to the Milk Makeup concept for their own benefit. There is a parallel proceeding in Delaware Court of Chancery, captioned Mana v. Joseph, Civil Action No. 12715 (Del. Ch. Sept. 2, 2016) in which Rassi, Mana, Shternlicht, Legs Media, LLC, Milk Studios, LLC, Milk, and Milk Agency, LLC have asserted various claims against Joseph and, among other things, are seeking declaratory judgment that Joseph has no ownership interest in Milk Studios, LLC or Milk. The Delaware litigation is currently stayed pending developments in the New York litigation. On April 13, 2022, Joseph filed a Motion for Injunctive Relief and to Compel Emergency Discovery seeking an order directing the defendants to produce certain documents related to the Milk Transaction and enjoining the parties to the Milk Transaction from completing the Milk Transaction until twenty-one (21) days after the defendants produce requested documents, allegedly to provide Joseph with sufficient time to determine whether to seek additional relief, including potentially a permanent injunction. The motion will be heard during the week of April 25, 2022.
Although Milk's management believes these allegations are without merit and the possibility of a material impact on its financial conditions or results of operation is remote, and Milk intends to defend vigorously against such allegations, any adverse determination against the founders, Milk or its affiliates in these proceedings, or even the allegations contained in the claims, regardless of whether they are ultimately found to be without merit, may result in distractions to management, reputational harm, injunctive relief, settlement costs, damages and/or defense costs that could adversely affect our business operations and financial condition.
We may be required to recall products and may face product liability claims, either of which could result in unexpected costs and damage our reputation.
We sell products for human use. Our products intended for use as cosmetics are not generally subject to pre-market approval or registration processes, so we cannot rely upon a government safety panel to qualify or approve our products for use. A product may be safe for the general population when used as directed but could cause an adverse reaction for a person who has a health condition or allergies, or who is taking a prescription medication. If we discover that any of our products are causing adverse reactions, we could suffer adverse publicity or regulatory/government sanctions.
Potential product liability risks may arise from the testing, manufacture and sale of our products, including that the products fail to meet quality or manufacturing specifications, contain contaminants, include inadequate instructions as to their proper use, include inadequate warnings concerning side effects and interactions with other substances or for persons with health conditions or allergies, or cause adverse reactions or side effects. Product liability claims could increase our costs, and adversely affect our business, financial condition and results of operations. As we continue to offer an increasing number of new products, our product liability risk may increase. It may be necessary for us to recall products that do not meet approved specifications or because of the side effects resulting from the use of our products, which would result in adverse publicity, potentially significant costs in connection with the recall and could have a material adverse effect on our business, financial condition and results of operations.

In addition, plaintiffs in the past have received substantial damage awards from other cosmetic and drug companies based upon claims for injuries allegedly caused by the use of their products. Although we currently maintain general liability and product liability insurance, any claims brought against us may exceed our existing or future insurance policy coverage or limits. In addition, there may be liability risks, including, without limitation, product liability risks, for which we do not maintain or procure insurance coverage or for which the insurance coverage may not cover or be adequate. To the extent that any judgment against us that is in excess of our policy limits or is not covered by our insurance policies, the judgment would have to be paid from our cash reserves, which would reduce our capital resources. In addition, we may be required to pay higher premiums and accept higher deductibles in order to secure adequate insurance coverage in the future. Further, we may not have sufficient capital resources to pay a judgment, in which case our creditors could levy against our assets. Any product liability claim or series of claims brought against us could harm our business significantly, particularly if a claim were to result in adverse publicity or damage awards that are in excess of our insurance policy limits or not covered, in whole or in part, by our insurance policies.
Risks Related to Milk’s Intellectual Property
If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.
We rely on a combination of trademark, copyright, trade secret, trade dress, patent and other laws protecting proprietary rights, nondisclosure and confidentiality agreements and other practices to protect our brand and proprietary information, formulas, technologies and processes. Our trademarks are valuable assets that support our brand and consumers’ perception of our products. Although we have certain existing and pending trademark registrations for our brand in the U.S. and in some of the foreign countries in which we operate, we may not be successful in asserting trademark or trade name protection in all jurisdictions. We also have not applied for trademark protection for all of our marks or in all relevant foreign jurisdictions and cannot be certain whether our pending trademark applications will be approved in full, modifications or at all. We rely on common law trademark protections for certain of our marks. Third parties may also attempt to register our trademarks abroad in jurisdictions where we have not yet applied for trademark protection, oppose our trademark applications domestically or abroad, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products in some parts of the world, which could result in the loss of brand recognition and could require us to devote resources to advertising and marketing new brands.
Additionally, we may not be able to protect our intellectual property rights throughout the world. Filing, prosecuting and defending intellectual property in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the U.S. can be less extensive than those in the U.S. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal or state laws in the U.S. Consequently, we may not be able to prevent third parties from utilizing our intellectual property in all countries outside the U.S., or from selling or importing products similar to ours in and into the U.S. or other jurisdictions. Competitors may use our intellectual property in jurisdictions where we have not obtained protection to develop their own products and, further, may export otherwise infringing products to territories where we have protection, but enforcement is not as strong as that in the U.S. These products may compete with our products, and our intellectual property rights may not be effective or sufficient to prevent them from competing.
In addition, while it is our policy to require our employees who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact conceives or develops intellectual property that we regard as our own. Our assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims third parties may bring against us, to determine the ownership of what we regard as our intellectual property. We may be subject to claims challenging the inventorship or ownership of our intellectual property. We also may be subject to claims that former employees, contractors or other third parties have an ownership interest in our intellectual property. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and distraction to management and other employees.
We also rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, through confidentiality agreements with our employees and our collaborators and consultants. It is possible that technology relevant to our business will be developed independently by a person that is not a party to such an agreement, and that person could be an employee of or otherwise associated with one of our competitors. Furthermore, if the employees and consultants who are parties to these agreements breach or violate the terms of these agreements, we may not have adequate remedies for or sufficient resources to litigate any such breach or violation, and we could lose our trade secrets through such breaches or violations. Further, our trade secrets could otherwise become known or independently discovered by our competitors. If we are unable to obtain, maintain and enforce intellectual property protection directed to our technology and any future technologies that we develop, others may be able to make, use, import or sell products that are the same or substantially the same as ours, which could adversely affect our ability to compete in the market.
We may not be able to correctly estimate or control our future operating expenses in relation to obtaining intellectual property, enforcing intellectual property and/or defending intellectual property, which could affect operating expenses. Our operating expenses may fluctuate significantly in the future as a result of a variety of factors, including the costs of preparing, filing, prosecuting, defending, and enforcing intellectual property claims and other intellectual property-related costs, including adverse proceedings (such as litigation) costs.
If we fail to protect our intellectual property or other proprietary rights, our business, financial condition and results of operations may be materially and adversely affected.
Our success depends on our ability to operate our business without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights and other proprietary rights of third parties.
Our commercial success depends in part on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights, trade secrets and other proprietary rights of others. We cannot be certain that the conduct of our business does not and will not infringe, misappropriate or otherwise violate such rights. From time to time, we receive allegations of trademark or patent infringement, and third parties have filed claims against us with allegations of intellectual property infringement. In addition, third parties may involve us in intellectual property disputes as part of a business model or strategy to gain competitive advantage.
To the extent we gain greater visibility and market exposure as a public company or otherwise, we may also face a greater risk of being the subject of such claims and litigation. For these and other reasons, third parties may allege that our products or activities infringe, misappropriate or otherwise violate their trademark, patent, copyright or other proprietary rights. Defending against allegations and litigation could be expensive, occupy significant amounts of time, divert management’s attention from other business concerns and have an adverse impact on our ability to bring products to market. In addition, if we are found to infringe, misappropriate or otherwise violate third-party trademark, patent, copyright or other proprietary rights, our ability to use our brands to the fullest extent may be limited, we may need to obtain a license, which may not be available on commercially reasonable terms, or at all, or we may need to redesign or rebrand our marketing strategies or products, which may not be possible.
We may also be required to pay substantial damages or be subject to an order prohibiting us and our retailers from importing or selling certain products or engaging in certain activities. Our inability to operate our business without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights and proprietary rights of others could have a material adverse effect on our business, financial condition and results of operations.
If we are involved in intellectual property claims and litigation, the proceedings may divert our resources and subject us to significant liability for damages, substantial litigation expense and the loss of our proprietary rights.
In order to protect or enforce our intellectual property rights, we may initiate litigation. In addition, others may initiate litigation related to intellectual property against us. Companies against whom we might initiate litigation or who might initiate litigation against us may be better able to sustain the costs of litigation because they have substantially greater resources. We may become subject to interference or opposition proceedings conducted in patent and trademark offices to determine the priority of inventions or trademarks.
Litigation may be necessary for us to assert or defend against infringement claims or to enforce our intellectual property rights. Our involvement in intellectual property claims and litigation could:
•	divert existing management, scientific and financial resources;
•	subject us to significant liabilities;
•	result in a ruling that allows our competitors to market competitive products without obtaining a license from us;

•	require us to enter into royalty or licensing agreements, which may not be available on terms acceptable to us, if at all; or
•	force us to discontinue selling or modify our products, or to develop new products or to rebrand our products.
If any of these events occurs, our business will be materially and adversely affected.
Risks Related to Marketing Activities
Use of social media may materially and adversely affect our reputation or subject us to fines or other penalties.
We rely to a large extent on our online presence to reach consumers, and we, along with our retailers, offer consumers the opportunity to rate and comment on our products on e-commerce websites. Negative commentary or false statements regarding us or our products may be posted on these e-commerce websites or social media platforms and may harm our reputation or business. Our target consumers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording us an opportunity for redress or correction. In addition, we may face claims relating to information that is published or made available through the interactive features of our e-commerce website. For example, we may receive third-party complaints that the comments or other content posted by users on our platforms infringe third-party intellectual property rights or otherwise infringe the legal rights of others. While the Communications Decency Act and Digital Millennium Copyright Act generally protect online service providers from claims of copyright infringement or other legal liability for the self-directed activities of its users, if it were determined that we did not meet the relevant safe harbor requirements under either law, we could be exposed to claims related to advertising practices, defamation, intellectual property rights, rights of publicity and privacy, and personal injury torts. We could incur significant costs investigating and defending such claims and, if we are found liable, significant damages. If any of these events occur, our business, financial condition and results of operations could be materially and adversely affected.
We also use third-party social media platforms as marketing tools. For example, we maintain Snapchat, Facebook, TikTok, Instagram and YouTube accounts. As e-commerce and social media platforms continue to rapidly evolve, we must continue to maintain a presence on these platforms and establish a presence on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new consumers and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and could have a material adverse effect on our business, financial condition and results of operations.
In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor compliance of such materials and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations.
Our business could be negatively impacted by corporate citizenship and sustainability matters.
There is an increased focus from certain investors, retailers, consumers, employees and other stakeholders concerning corporate citizenship and sustainability matters. From time to time, we may announce certain initiatives, including goals, regarding our focus areas, which include environmental matters, packaging, responsible sourcing and social investments. We could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could fail in accurately reporting our progress on such initiatives and goals. In addition, we could be criticized for the scope of such initiatives or goals or perceived as not acting responsibly in connection with these matters. Any such matters, or related corporate citizenship and sustainability matters, could have a material adverse effect on our business, financial condition and results of operations.
Our business could be negatively impacted by reputational attacks on our brand, founders or employees, whether founded or unfounded.
Some of our co-founders and employees maintain public profiles and could be subject to attacks in the media or on social media, whether founded or unfounded, which could negatively impact our brand reputation and potentially negatively impact our sales.

Risks Related to Waldencast and Waldencast plc
Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to Waldencast prior to the consummation of the Business Combination or Waldencast plc following the consummation of the Business Combination.
Risks Related to the Business Combination and the Company
Based on recent market trends, in the event that Waldencast’s stock price is at, around or below $10.00 per share during the redemption period, there will likely be significant redemptions by Waldencast’s public shareholders in connection with the Business Combination, resulting in a greater risk that the Obagi Minimum Cash Conditions or Milk Minimum Cash Conditions will not be met, or that there will be a reduced amount of cash available to Waldencast plc following the consummation of the Business Combination and as a result, would likely require Waldencast plc to obtain additional financing in order to fund its planned operations to the point where Waldencast plc’s business is generating positive cash flows.
Based on recent market trends, in the event that Waldencast’s stock price is at, around or below $10.00 per share during the redemption period, there will likely be significant redemptions by Waldencast’s public shareholders in connection with the Business Combination. In such event, there may not be adequate funds remaining in the trust account to meet the Obagi Minimum Cash Conditions and/or the Milk Minimum Cash Conditions. If either or both of these conditions are not met, the Business Combination may not be consummated unless Obagi and/or Milk agree to waive these conditions, as applicable. We cannot assure you that Obagi and/or Milk will be willing to waive any failure to satisfy the Obagi Minimum Cash Condition or Milk Minimum Cash Condition, respectively. Even if these conditions are satisfied or waived, if there are significant redemptions by the public shareholders, following the Closing, Waldencast plc will likely need to obtain additional financing through public or private equity, debt financings or other sources, in addition to the net proceeds from the Business Combination, the PIPE Investment and pursuant to the Forward Purchase Agreements, in order to fund its planned operations to the point where Waldencast plc’s business is generating positive cash flows. Additional funding may not be available to Waldencast plc on acceptable terms, or at all. If adequate funds are not available on a timely or reasonable basis, Waldencast plc may be required to delay, limit, reduce or terminate its research and development, operations or marketing efforts. Further, Waldencast plc could be forced to sell or dispose of certain of its rights or assets. Any inability to raise adequate funds on commercially reasonable terms could have a material adverse effect on Waldencast plc’s businesses, financial condition, results of operations and prospects, including the possibility that a lack of funds could cause all or any of its businesses to fail and liquidate with little or no return to investors.
The Sponsor and the Investor Directors have agreed to vote in favor of the Business Combination, regardless of how Waldencast’s public shareholders vote.
Unlike some other blank check companies in which the initial shareholders agree to vote their founder shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and the Investor Directors have agreed to, among other things, vote in favor of the Transaction Agreements and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Obagi Sponsor Support Agreement and the Milk Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor and the Investor Directors collectively own 20.0% of the issued and outstanding ordinary shares.
We may be forced to close the Business Combination even if we determine it is no longer in our shareholders’ best interest.
Our public shareholders are protected from a material adverse event of Obagi or Milk arising between the date of the Transaction Agreements and the Closing primarily by (i) the right to redeem their public shares for a pro rata portion of the funds held in the trust account, calculated as of two business days prior to the vote at the extraordinary general meeting and (ii) the closing condition in each of the Transaction Agreements that, from November 15, 2021, there be no occurrence of an Obagi Material Adverse Effect or a Milk Material Adverse Effect (each as defined herein), as applicable.
Additionally, if we do not obtain shareholder approval at the extraordinary general meeting, Obagi and Milk can continually obligate us to hold additional extraordinary general meetings to vote on the Condition Precedent Proposals until the earlier of such shareholder approval being obtained and three business days prior to August 15, 2022 (the “Agreement End Date”). We are also restricted under the Transaction Agreements from seeking, soliciting, negotiating or consummating any alternative business combination while the respective Transaction Agreement is still in effect if the transaction underlying such alternative business combination is anticipated to be completed prior to or substantially concurrently with the transactions contemplated by the Transaction Agreements. Further, we are restricted under the Transaction Agreements from entering into an alternative business combination agreement or understanding if such action would delay, impede, frustrate or otherwise disrupt the consummation of either of the Obagi Merger or the Milk Transaction. These restrictions do not apply with respect to discussions or agreements with Obagi and Milk contemplated under the Transaction Agreements.
Since the Sponsor and Waldencast’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Obagi and Milk is appropriate as our initial business combination. Such interests include that the Sponsor will lose its entire investment in us if the Business Combination is not completed.
When you consider the recommendation of Waldencast’s board of directors in favor of approval of the Obagi Merger Proposal and the Milk Transaction Proposal, you should keep in mind that the Sponsor and Waldencast’s directors and officers have interests in such proposals that are different from, or in addition to, those of Waldencast shareholders and warrant holders generally. As more fully described below, the Sponsor, among other things, (1) will only be able to realize a return on its equity in Waldencast (which may be materially higher than those realized by public Waldencast shareholders and warrant holders) if Waldencast completes a business combination within the required period, and (2) has advanced funds to Waldencast to cover transaction expenses, for which it will only be reimbursed if Waldencast completes a business combination within the required period. More specifically, the Sponsor and Waldencast’s directors’ and executive officers’ interests include, among other things, the interests listed below:
•
In January 2021, the Sponsor subscribed for an aggregate of 7,187,500 Waldencast Class B ordinary shares for an aggregate purchase price of $0.025 million, or approximately $0.003 per share. In February 2021, the Sponsor transferred 20,000 Waldencast Class B ordinary shares to each of the Investor Directors, resulting in the Sponsor holding 7,107,500 Waldencast Class B ordinary shares. As part of Waldencast’s initial public offering, the Sponsor and certain other shareholders, including the Investor Directors, agreed pursuant to the Letter Agreement, among other things, to waive their respective redemption rights with respect to any founder shares and any public shares held by them in connection with the completion of a business combination and their respective rights to liquidating distributions from the trust account in respect of the founder shares if Waldencast fails to complete a business combination within the required period. Waldencast did not provide any separate consideration to the Sponsor or those certain other shareholders, including the Investor Directors, for such waiver. In March 2021, we effected a share capitalization resulting in the Sponsor holding an aggregate of 8,545,000 Waldencast Class B ordinary shares. As such, the Sponsor and the Investor Directors collectively own 20% of our issued and outstanding shares.

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The 8,545,000 Waldencast Class B ordinary shares owned by Sponsor, if valued based on the closing price of $9.90 per public share on the Nasdaq on May 11, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, and if unrestricted and freely tradable, would have an aggregate market value of $84.6 million (after giving effect to the conversion of such Waldencast Class B ordinary shares into Waldencast plc Class A ordinary shares in connection with the Transactions, including after giving effect to the Domestication). If Waldencast does not consummate a business combination by March 18, 2023 (or during any extended time that we have to consummate a business combination beyond 24 months as a results of a shareholder vote to amend our certificate of incorporation (an “Extension Period”)), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the Cayman Islands Companies Act to provide for claims of creditors and the requirements of other applicable law. In such event, the 8,625,000 Waldencast Class B ordinary shares owned by the Sponsor and the Investor Directors would be worthless because following the redemption of the public shares, Waldencast would likely have few, if any, net assets and because the Sponsor and Waldencast’s directors and officers have agreed to waive their respective rights to liquidating distributions from the trust account in respect of any Waldencast Class A ordinary shares and Waldencast Class B ordinary shares held by it or them, as applicable, if Waldencast fails to complete a business combination within the required period.

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The 80,000 Waldencast Class B ordinary shares collectively owned by the Investor Directors, if valued based on the closing price of $9.90 per public share on the Nasdaq on May 11, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, and if unrestricted and freely tradable, would have an aggregate market value of $0.8 million (after giving effect to the conversion of such Waldencast Class B ordinary shares into Waldencast plc Class A ordinary shares in connection with the Transactions, including after giving effect to the Domestication). If Waldencast does not consummate a business combination by March 18, 2023 (or during any Extension Period), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the Cayman Islands Companies Act to provide for claims of creditors and the requirements of other applicable law. In such event, the 80,000 Waldencast Class B ordinary shares owned by the Investor Directors would be worthless because following the redemption of the public shares, Waldencast would likely have few, if any, net assets and because the Sponsor and Waldencast’s directors and officers have agreed to waive their respective rights to liquidating distributions from the trust account with respect to any Waldencast Class A ordinary shares and Waldencast Class B ordinary shares held by it or them, as applicable, if Waldencast fails to complete a business combination within the required period.

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The Sponsor purchased an aggregate of 5,933,333 private placement warrants from Waldencast simultaneously with the consummation of Waldencast’s initial public offering for an aggregate purchase price of $8.9 million, which will automatically convert into 5,933,333 Waldencast plc warrants in connection with the Transactions (including after giving effect to the Domestication). The 5,933,333 private placement warrants, if valued based on the closing price of $1.00 per public warrant on the Nasdaq on May 11, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, and if unrestricted and freely tradable, would have an aggregate market value of $5.9 million, but may expire and become worthless if Waldencast fails to complete a business combination by March 18, 2023. As a result of Sponsor’s interest in the Waldencast Class B ordinary shares and private placement warrants, Sponsor and its affiliates have an incentive to complete an initial business combination and may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect Waldencast’s initial business combination.

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The Sponsor and Dynamo Master Fund (a member of the Sponsor) initially entered into the Sponsor Forward Purchase Agreement with us that provides for the purchase of an aggregate of 16,000,000 Waldencast plc Units comprised of 16,000,000 Waldencast Class A ordinary shares and 5,333,333 redeemable warrants, for an aggregate purchase price of $160.0 million, or $10.00 per one Waldencast Class A ordinary share and one-third of one redeemable warrant, in a private placement to close substantially concurrently with the Closing. On December 20, 2021, the Sponsor and Burwell Mountain Trust (a member of the Sponsor) entered into an assignment and assumption agreement, pursuant to which the Sponsor assigned, and Burwell Mountain Trust assumed, all of the Sponsor’s rights and benefits as purchaser under the Sponsor Forward Purchase Agreement. Additionally, Beauty Ventures entered into the Third-Party Forward Purchase Agreement with us that provides for the purchase of an aggregate of 17,300,000 Waldencast plc Units comprised of 17,300,000 Waldencast Class A ordinary shares and 5,766,666 redeemable warrants, for an aggregate purchase price of $173.0 million, or $10.00 per one Waldencast Class A ordinary share and one-third of one redeemable warrant, in a private placement to close substantially concurrently with the Closing. In addition, pursuant to the Third-Party Forward Purchase Agreement, members of the Sponsor or their affiliates will begin to receive a 20% performance fee allocation on the return of the forward purchase securities in excess of the hurdle rate, calculated on the total return generated from forward purchase securities (whether by dividend, transfer or increase in value as measured from date of issuance), when the return of such securities (less the expenses of Beauty Ventures) underlying the Third-Party Forward Purchase Agreement exceeds a hurdle rate of 5% accrued annually until the fifth anniversary of the issuance of such securities. In the event of a transfer and subsequent sale of any forward purchase securities prior to such fifth anniversary, the performance fee for the period between such transfer and such fifth anniversary will be calculated based on the proceeds generated by such sale.

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In the event that Waldencast fails to consummate a business combination within the prescribed time frame (pursuant to the Cayman Constitutional Documents), or upon the exercise of a redemption right in connection with the Business Combination, Waldencast will be required to provide for payment of claims of creditors that were not waived that may be brought against Waldencast within the ten years following such redemption. In order to protect the amounts held in Waldencast’s trust account, the Sponsor has agreed that it will be liable to Waldencast if and to the extent any claims by a third party (other than Waldencast’s independent auditors) for services rendered or products sold to Waldencast, or a prospective target business with which Waldencast has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the indemnity of the underwriters of Waldencast’s initial public offering against certain liabilities, including liabilities under the Securities Act.
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In order to finance transaction costs in connection with a Business Combination, the Sponsor has advanced funds to Waldencast for working capital purposes, including $1.5 million as of February 8, 2022. These outstanding advances have been documented in a convertible promissory note, dated as of August 18, 2021 (the “Promissory Note”), issued by Waldencast to the Sponsor, pursuant to which Waldencast may borrow up to $1.5 million from the Sponsor (including those amounts which are currently outstanding). The Promissory Note is non-interest bearing, unsecured and due and payable in full on the earlier of (x) March 18, 2023 and (y) the date Waldencast consummates its initial business combination. If Waldencast does not complete the initial business combination within the required period, Waldencast may use a portion of the working capital held outside the trust account to repay such advances and any other working capital advances made to Waldencast, but no proceeds held in the trust account would be used to repay such advances and any other working capital advances made to Waldencast, and Sponsor may not be able to recover the value it has loaned to Waldencast and any other working capital advances it may make.

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Waldencast’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Waldencast’s behalf, such as identifying and investigating possible business targets and business combinations, as well as repayment of any working capital advances. However, if Waldencast fails to consummate a business combination by March 18, 2023, they will not have any claim against the trust account for reimbursement or repayment. Accordingly, Waldencast may not be able to reimburse such expenses or repay such advances if the Business Combination or another business combination, is not completed by such date. As of December 31, 2021, Waldencast’s officers and directors and their affiliates are entitled to approximately $1.5 million in reimbursable out-of-pocket expenses including repayment of amounts pursuant to Working Capital Loans. As of February 8, 2022, there were approximately $0.3 million of unpaid reimbursable expenses or working capital advances outstanding (which consists of funds advanced to Waldencast by Sponsor pursuant to the Promissory Note).

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As noted above, the Sponsor purchased 7,187,500 Waldencast Class B ordinary shares for an aggregate purchase price of $0.025 million, or approximately $0.003 per share (after taking into account the forfeiture by Sponsor of 937,500 Waldencast Class B ordinary shares, as a result of the underwriters’ exercise of the over-allotment option) and now holds an aggregate of 8,545,000 Waldencast Class B ordinary shares taking into account the Sponsor’s transfer of 80,000 shares to the Investor Directors and our share capitalization. As a result, Sponsor will have a rate of return on its investment which differs from the rate of return of Waldencast shareholders who purchased Waldencast shares at various other prices, including Waldencast shares included in Waldencast units that were sold at $10.00 per unit in Waldencast’s initial public offering. The closing price of Waldencast public shares on May 11, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, was $9.90. As a result of and upon the effective time of the Domestication, among other things, each of the then issued and outstanding Waldencast Class B ordinary shares will convert automatically, on a one-for-one basis, into a Waldencast plc Class A ordinary share. In the event the stock price of the post-combination company falls below the price paid by a Waldencast shareholder at the time of purchase of the Waldencast shares by such shareholder, a situation may arise in which Sponsor maintains a positive rate of return while such Waldencast shareholder does not.

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The Sponsor (including its representatives and affiliates) and Waldencast’s directors and officers may in the future become affiliated with entities that are engaged in a similar business to Waldencast. The Sponsor and

Waldencast’s directors and officers are not prohibited from sponsoring, investing or otherwise becoming involved with any other blank check companies prior to Waldencast completing its initial business combination. Waldencast’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to Waldencast, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in Waldencast’s favor and such potential business opportunities may be presented to other entities prior to their presentation to Waldencast, subject to applicable fiduciary duties under Cayman Islands Companies Act. Waldencast’s Cayman Constitutional Documents provide that Waldencast renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter that may be a corporate opportunity for Waldencast, on the one hand, and one of its officers or directors, on the other, or that may be a corporate opportunity for both Waldencast and one of its officers or directors. Waldencast does not believe, however, that the fiduciary duties or contractual obligations of its officers or directors or waiver of corporate opportunity materially affected its search for an acquisition target or will materially impact its ability to complete the Business Combination. While certain of Waldencast’s directors and officers (Michel Brousset, Hind Sebti and Tassilo Festetics) serve as officers or directors of Waldencast Ventures, no opportunity was presented to Waldencast that was also presented to Waldencast Ventures or any Affiliate of Waldencast and no opportunity that would have been appropriate for presentation to Waldencast was also presented to Waldencast Ventures. There have been no new investments by Waldencast Ventures since Waldencast’s initial public offering. Waldencast’s board of directors has implemented guidelines, pursuant to which, unless and until Waldencast and Waldencast Ventures merge or otherwise become affiliated entities, Mr. Brousset and Mr. Festetics will spend on average at least 90% and Ms. Sebti at least 80% of their monthly average working time providing services to Waldencast, and such directors and officers will not be separately compensated by Waldencast Ventures, other than their equity interests in Waldencast Ventures already in place.
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Waldencast’s existing directors and officers will be eligible for continued indemnification and continued coverage under Waldencast’s directors’ and officers’ liability insurance after the Transactions and pursuant to the Transaction Agreements.

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Pursuant to the Registration Rights Agreement, the Sponsor and the holders of the Waldencast Class B ordinary shares, private placement warrants and any warrants that may be issued on conversion of working capital loans will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the Waldencast plc Class A ordinary shares and warrants held by such parties following the consummation of the Business Combination.

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Waldencast Ventures, controlled by one of our directors (Michel Brousset), Burwell Mountain Trust (a non-grantor, fully discretionary dynasty trust duly organized under Wyoming law of which Felipe Dutra and his descendants are eligible beneficiaries), and Dynamo Master Fund, are members of the Sponsor. Each of Michel Brousset, Felipe Dutra and Dynamo Master Fund disclaims any beneficial ownership of the Waldencast shares held by the Sponsor.

The existence of financial and personal interests of one or more of Waldencast’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Waldencast and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Waldencast’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of Waldencast’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.
The personal and financial interests of the Sponsor and Waldencast’s directors and officers may have influenced their motivation in identifying and selecting Obagi and Milk as business combination targets, completing an initial business combination with Obagi and Milk and influencing the operation of the business following the Business Combination. In considering the recommendations of Waldencast’s board of directors to vote for the proposals, its shareholders should consider these interests.

The exercise of Waldencast’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Waldencast’s shareholders’ best interest.
In the period leading up to the Closing, events may occur that, pursuant to the Transaction Agreements, would require Waldencast to agree to amend either Transaction Agreement, to consent to certain actions taken by Obagi or Milk, as applicable, or to waive rights that Waldencast is entitled to under the applicable Transaction Agreement. Such events could arise because of changes in the course of Obagi’s or Milk’s business or a request by Obagi or Milk to undertake actions that would otherwise be prohibited by the terms of the applicable Transaction Agreement. In any of such circumstances, it would be at Waldencast’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for Waldencast and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Waldencast does not believe there will be any changes or waivers that Waldencast’s directors and executive officers would be likely to make after shareholder approval of the Obagi Merger Proposal and the Milk Transaction Proposal has been obtained. While certain changes could be made without further shareholder approval, Waldencast will circulate a new or amended proxy statement/prospectus and resolicit Waldencast’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Obagi Merger Proposal and the Milk Transaction Proposal.
We, Obagi and Milk will incur significant transaction and transition costs in connection with the Business Combination.
We, Obagi and Milk have all incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. We, Obagi and Milk may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Transaction Agreements (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid out of the proceeds of the Business Combination or by Waldencast plc following the closing of the Business Combination.
The Transactions may be completed even though material adverse effects may result from the announcement of the Transactions, industry-wide changes and other causes.
In general, Waldencast may refuse to complete the Obagi Merger Agreement and the Milk Equity Purchase Agreement if there is an event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) amounting to a material adverse effect affecting Obagi or Milk, as applicable, that occurs after the execution of the applicable Transaction Agreement. However, under both Transaction Agreements, certain types of changes do not permit either party to refuse to consummate the applicable Transaction Agreement, even if such change could be said to have a material adverse effect on Obagi or Milk, as applicable, including the following events:
(i)	any change in applicable laws or GAAP or any interpretation thereof following the date of the Transaction Agreements;
(ii)	any change in interest rates or economic, political, business or financial market conditions generally;
(iii)	the taking of any action required by the Obagi Merger Agreement or the Milk Equity Purchase Agreement, as applicable;
(iv)
any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including COVID-19, or any COVID-19 Measures (as defined herein) or any change in such COVID-19 Measures following the date of the Transaction Agreements) or change in climate;

(v)	any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions;
(vi)	any failure of Obagi or Milk, as applicable, to meet any projections or forecasts (provided that clause

(vi) shall not prevent a determination that any Event not otherwise excluded from the definition of Obagi Material Adverse Effect or Milk Material Adverse Effect underlying such failure to meet projections or forecasts has resulted, or would reasonably be expected to result, in an Obagi Material Adverse Effect or a Milk Material Adverse Effect, as applicable);
(vii)
any Events generally applicable to the industries or markets in which Obagi and its subsidiaries or Milk and its subsidiaries, as applicable, operate (including increases in the cost of products, supplies, materials or other goods purchased from third-party suppliers);

(viii)
the announcement of the Obagi Merger Agreement or the Milk Equity Purchase Agreement and consummation of the transactions contemplated thereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of Obagi and its subsidiaries (with respect to the Obagi Merger Agreement) or of Milk and its subsidiaries (with respect to the Milk Equity Purchase Agreement) (it being understood that this clause (viii) shall be disregarded for purposes of the representation and warranty set forth in Section 4.4 of the Obagi Merger Agreement and the condition to the Obagi Closing with respect thereto or in Section 4.3 of the Milk Equity Purchase Agreement and the condition to the Milk Closing with respect thereto);

(ix)	any matter set forth on Obagi’s or Milk’s disclosure letter, as applicable; or
(x)	any action taken by, or at the written request of, Waldencast or Merger Sub (with respect to the Obagi Merger Agreement) or the Milk Purchasers (with respect to the Milk Equity Purchase Agreement).
However, any Event referred to in clauses (i), (ii), (iv), (v) or (vii) above may be taken into account to the extent it has a disproportionate and adverse effect on the business, assets, liabilities, results of operations or financial condition of Obagi and its subsidiaries or Milk and its subsidiaries, as applicable, taken as a whole, relative to similarly situated companies in the industry in which Obagi and its subsidiaries or Milk and its subsidiaries, as applicable, conduct their respective operations (in each case, which shall include the skincare industry generally), but only to the extent of the incremental disproportionate effect. See the sections entitled “BCA Proposals — Obagi Merger Proposal — The Obagi Merger Agreement — Material Adverse Effect” and “BCA Proposals — Milk Transaction Proposal — The Milk Equity Purchase Agreement — Material Adverse Effect” for a further discussion of the material adverse effect standards under the Obagi Merger Agreement and the Milk Equity Purchase Agreement, respectively.
Furthermore, Waldencast may waive the occurrence of a material adverse effect affecting Obagi or Milk under the applicable Transaction Agreement. If a material adverse effect occurs and the Obagi Merger and the Milk Transaction is still consummated, the market trading price of the Waldencast plc ordinary shares and the Waldencast plc warrants may suffer.
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of, prior to the Business Combination, Waldencast’s securities or, following the Business Combination, Waldencast plc’s securities, may decline.
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Waldencast Class A ordinary shares prior to the consummation of the Business Combination may decline. The trading prices of the Waldencast Class A ordinary shares at the time of the Business Combination may vary significantly from their trading prices on the date the Transaction Agreements were executed, the date of this proxy statement/prospectus, or the date on which Waldencast shareholders vote to approve the Business Combination.
The announcement of the proposed Business Combination could disrupt Obagi’s, Milk’s and/or Waldencast plc’s relationships with its customers, suppliers, business partners and others, as well as its operating results and business generally.
Whether or not the Business Combination and related transactions are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the Business Combination on Obagi’s, Milk’s and Waldencast plc’s business include the following:
•	its employees may experience uncertainty about their future roles, which might adversely affect Obagi’s, Milk’s and Waldencast plc’s ability to retain and hire key personnel and other employees;

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customers, suppliers, business partners and other parties with which Obagi and Milk maintain business relationships may experience uncertainty about the future of these relationships in light of the Business Combination and seek alternative relationships with third parties, seek to alter their business relationships with Waldencast plc or fail to extend an existing relationship with Obagi or Milk, as applicable, to Waldencast plc; and

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Obagi and Milk have expended and Waldencast plc will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.

If any of the aforementioned risks were to materialize, they could lead to significant costs which could impact Waldencast plc’s results of operations and cash available to fund its businesses.
We may make investments into or acquire other companies, which could divert our management’s attention, result in dilution to our shareholders and otherwise disrupt our operations, and we may have difficulty integrating any such acquisitions successfully or realizing the anticipated benefits therefrom, any of which could have an adverse effect on our business, financial condition and results of operations.
As part of our business strategy, we may seek to acquire or invest in businesses that we believe could complement or expand our existing and future offerings or otherwise offer growth opportunities. The success of any attempts to grow our business through acquisitions to complement our business depends in part on the availability of, our ability to identify and our ability to engage and pursue suitable acquisition candidates. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete future acquisitions, we cannot assure you that they will ultimately strengthen our competitive position or that they will be viewed positively by customers, financial markets or investors.
The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated, and the costs incurred likely would not be recoverable. In addition, we have limited experience in acquiring other businesses and may have difficulty integrating acquired businesses or assets, or otherwise realizing any of the anticipated benefits of acquisitions. If we acquire additional businesses, we may not be able to integrate the acquired operations and technologies successfully, or effectively manage the combined business following the acquisition. Integration may prove to be difficult due to the necessity of integrating personnel with disparate business backgrounds, different geographical locations and who may be accustomed to different corporate cultures. Additionally, with multiple business combinations, we could face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of multiple acquired companies with different businesses in a single operating business.
We also may not achieve the anticipated benefits from any acquired business due to a number of factors, including:
•	inability to integrate or benefit from acquired technologies or services in a profitable manner;
•	unanticipated costs or liabilities, including legal liabilities, associated with any such acquisition;
•	difficulty converting the customers of an acquired business into our current and future offerings;
•	diversion of management’s attention or resources from other business concerns;
•	adverse effects on our existing business relationships with customers, members or strategic partners as a result of the acquisition;
•	complexities associated with managing the geographic separation of acquired businesses and consolidating multiple physical locations;
•	coordination of product development and sales and marketing functions;
•	the potential loss of key employees;
•	acquisition targets not having as robust internal controls over financial reporting as would be expected of a public company;

•
becoming subject to new regulations as a result of an acquisition, including if we acquire a business serving customers in a regulated industry or acquire a business with customers or operations in a country in which we do not already operate;

•	possible cash flow interruption or loss of revenue as a result of transitional matters; and
•	use of substantial portions of our available cash to consummate an acquisition.
We may issue equity securities or incur indebtedness to pay for any such acquisition or investment, which could adversely affect our business, financial condition or results of operations. Any such issuances of additional capital stock may cause shareholders to experience significant dilution of their ownership interests and the per share value of our ordinary shares to decline.
We may face risks related to companies in the beauty and skincare industries.
Business combinations with companies in the beauty and skincare industries entail special considerations and risks. If we are successful in consummating the Business Combination, we may be subject to, and possibly adversely affected by, the following risks:
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an inability to compete effectively in a highly competitive environment with many incumbents having substantially greater resources, which may therefore have the ability to spend more aggressively than us on advertising, promotions and/or marketing activities and have more flexibility than us to respond to changing business and economic conditions;

•	an inability to manage rapid change, increasing consumer expectations and growth;
•	an inability to build strong brand identity and improve subscriber or customer satisfaction and loyalty;
•	decreases in consumer spending or in retailer and consumer confidence and demand for skincare and beauty products on our platform;
•	a reliance on proprietary technology to provide services and to manage our operations, and the failure of this technology to operate effectively, or our failure to use such technology effectively;
•	an inability to deal with our subscribers’ or customers’ privacy concerns;
•	an inability to attract and retain subscribers or customers;
•	an inability to license or enforce intellectual property rights on which our business may depend;
•	any significant disruption in our computer systems or those of third parties that we would utilize in our operations;
•	an inability by us, or a refusal by third parties, to license content to us upon acceptable terms;
•	potential liability for negligence, copyright, trademark infringement or state consumer fraud or other claims based on the nature and content of materials that we may distribute;
•	competition for advertising revenue;
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competition for the leisure and entertainment time and discretionary spending of subscribers or customers, which may intensify in part due to advances in technology and changes in consumer expectations and behavior;

•	competition for consumer recognition and market share with products that have achieved significant national and international brand name recognition and consumer loyalty;
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disruption or failure of our networks, systems or technology as a result of computer viruses, “cyber-attacks,” misappropriation of data or other malfeasance, as well as outages, natural disasters, terrorist attacks, accidental releases of information or similar events;

•	an inability to obtain necessary hardware, software and operational support;
•	reliance on third-party manufacturers, distributors, vendors or other service providers;
•	changes in consumer preferences, volatility in the prices of raw materials and competition in the retail market;

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increased and evolving oversight by federal, state, local and/or foreign regulatory authorities, which may require us to reformulate or discontinue certain products or revise product packaging, labeling or promotional claims; and

•	an inability to obtain or retain licenses on which our business may depend.
Any of the foregoing could have an adverse impact on our operations following the Business Combination. See the sections entitled “— Risks Related to Obagi” and “— Risks Related to Milk” for a discussion of the risks Obagi and Milk, respectively, face related to companies in their respective industries.
Delays in completing the Transactions may substantially reduce the expected benefits of the Transactions.
Satisfying the conditions to, and completion of, the Transactions may take longer than, and could cost more than, Obagi, Milk and Waldencast expect. Any delay in completing or any additional conditions imposed in order to complete the Transactions may materially adversely affect the benefits that Obagi, Milk and Waldencast expect to achieve from the Transactions.
We are subject to risks related to our dependency on our directors and officers and, following the consummation of the Business Combination, will be subject to risks related to our dependency on key personnel, employees and independent contractors of Obagi and Milk, including highly skilled technical experts, as well as risks related to attracting, retaining and developing human capital in a highly competitive market.
Our operations are dependent upon a relatively small group of individuals and in particular, Michel Brousset, Tassilo Festetics and Hind Sebti. We believe that our success depends on the continued service of our directors and officers, at least until we have completed our initial business combination. We do not have an employment agreement with, or key-man insurance on the life of, any of our directors or officers. The unexpected loss of the services of one or more of our directors or officers could have a detrimental effect on us.
Additionally, our success and future growth following consummation of the Business Combination will depend upon the continued services of Obagi’s and Milk’s management teams and other key employees and independent contractors, including highly skilled technical experts. From time to time, there may be changes in Waldencast plc’s management team resulting from the hiring or departure of executives, key employees and independent contractors, which could disrupt our business. The loss of one or more members of Waldencast plc’s, Obagi’s or Milk’s management teams, key employees or independent contractors could harm our business, and we may not be able to find adequate replacements. We may not be able to retain the services of any members of Waldencast’s, Obagi’s or Milk’s senior management teams, key employees or independent contractors, including highly skilled experts. See the sections entitled “— Risks Related to Obagi — General Risk Factors Related to Obagi — If we lose key personnel or are unable to attract and retain other qualified personnel, we may be unable to execute our business plan and our business would be materially adversely affected” and “— Risks Related to Milk — Risks Related to Milk’s Business and Industry — Our success depends, in part, on the quality, efficacy and safety of our products” for a further discussion of risks related to Obagi’s and Milk’s, respectively, ability to attract and retain qualified personnel.
In addition, prospective and existing employees and independent contractors often consider the value of the equity awards they receive in connection with their employment. If the perceived value of Waldencast plc’s equity awards declines, experiences significant volatility or increases such that prospective employees or independent contractors believe there is limited or less upside to the value of such equity awards, it may adversely affect our ability to recruit and retain key employees and independent contractors. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.
Although we currently maintain directors’ and officers’ liability insurance coverage, such coverage may not be sufficient to cover the types or extent of claims or loss that may be incurred or received. In addition, we may not maintain or procure insurance coverage in connection with the Transactions that is sufficient to cover the types or extent of claims or loss that may be incurred or received.
The only insurance we currently maintain in connection with our business is directors’ and officers’ liability insurance. The scope and limits of such insurance may not be sufficient to cover the types or extent of claims or loss that may be incurred or received. In addition, there may be risks for which Waldencast does not maintain or procure insurance coverage or for which the insurance coverage may not cover or be adequate.

Our insurance coverage may not be sufficient to protect us from any loss now or in the future and we may not be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. Our inability to obtain and maintain appropriate insurance coverage could cause a substantial business disruption, adverse reputational impact and regulatory scrutiny.
If we incur any loss that is not covered by our directors’ and officers’ liability insurance policy, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.
See the section entitled “— Risks Related to Obagi — Risks Related to Legal and Regulatory Matters — Product liability lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our products” for a discussion of Obagi’s liability insurance and the sections entitled “— Risks Related to Milk — Risks Related to Milk’s Business Operations — The design, development, manufacture and sale of our products involve the risk of product liability and other claims by consumers and other third parties, and our insurance may be insufficient to cover any such claims” and “— Risks Related to Milk — Risks Related to Legal and Regulatory Proceedings — We may be required to recall products and may face product liability claims, either of which could result in unexpected costs and damage our reputation” for a discussion of Milk’s liability insurance.
We will incur increased costs as a result of becoming a public company.
As a public company, we will incur significant legal, accounting, insurance, and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC. The expenses incurred by public companies for reporting and corporate governance purposes generally have been increasing. We expect these rules and regulations to increase our legal and financial reporting compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. In estimating these costs, we took into account expenses related to insurance, legal, accounting, and compliance activities, as well as other expenses not currently incurred. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees, or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, and other regulatory action and potentially civil litigation.
Subsequent to consummation of the Business Combination, we may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our securities, which could cause you to lose some or all of your investment.
We cannot assure you that the due diligence conducted in relation to Obagi and Milk has identified all material issues or risks associated with Obagi and Milk, their businesses or the industries in which they compete.
Furthermore, we cannot assure you that factors outside of Obagi’s, Milk’s and our control will not later arise. As a result of these factors, we may be exposed to liabilities and incur additional costs and expenses and we may be forced to later write down or write off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on our financial condition and results of operations and could contribute to negative market perceptions about our securities or Waldencast plc. Additionally, we have no indemnification rights against Obagi or Obagi Shareholders under the Obagi Merger Agreement or against Milk or the Milk Members under the Milk Equity Purchase Agreement and all of the purchase price consideration will be delivered at the Closing.
Accordingly, any shareholder or warrant holder of Waldencast who chooses to remain a Waldencast plc shareholder or warrant holder, respectively, following the Business Combination could suffer a reduction in the value of their shares, warrants and units. Such shareholders and warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.
Investors may not have the same benefits as an investor in an underwritten public offering.
We will become a publicly listed company upon the completion of the Business Combination. The Business Combination and the transactions described in this proxy statement/prospectus are not an underwritten initial public offering of our securities and differ from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following.
Like other business combinations and spin-offs, in connection with the Business Combination, investors will not receive the benefits of the diligence performed by the underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Because the underwriters have a “due diligence” defense to any such liability by, among other things, conducting a reasonable investigation, the underwriters and their counsel conduct a due diligence investigation of the issuer. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. Auditors of the issuer will also deliver a “comfort” letter with respect to the financial information contained in the registration statement. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings. Our investors must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering. While sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in a public securities offering and, therefore, there could be a heightened risk of an incorrect valuation of our business or material misstatements or omissions in this proxy statement/prospectus.
In addition, because there are no underwriters engaged in connection with the Business Combination, prior to the opening of trading on Nasdaq on the trading day immediately following the Closing, there will be no traditional “roadshow” or book building process, and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of our securities will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of our securities or helping to stabilize, maintain or affect the public price of our securities following the Closing. Moreover, we will not engage in, and have not and will not, directly or indirectly, request financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with our securities that will be outstanding immediately following the Closing. In addition, since we will become public through a merger, securities analysts of major brokerage firms may not provide coverage of us since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will, in the future, want to conduct any offerings on our behalf. All of these differences from an underwritten public offering of our securities could result in a more volatile price for our securities.
Further, since there will be no traditional “roadshow,” there can be no guarantee that any information made available in this proxy statement/prospectus and/or otherwise disclosed or filed with the SEC will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to the securities or sufficient demand among potential investors immediately after the Closing, which could result in a more volatile price for the securities.
In addition, the Sponsor, certain members of the Waldencast board of directors and its officers, as well as their respective affiliates and permitted transferees, have interests in the Business Combination that are different from or are in addition to those of holders of our securities following completion of the Business Combination, and that would not be present in an underwritten public offering of our securities. Such interests may have influenced the Waldencast board of directors in making their recommendation that Waldencast shareholders vote in favor of the approval of the Obagi Merger Proposal, the Milk Transaction Proposal and the other proposals described in this proxy statement/prospectus. See the section entitled “BCA Proposal — Interests of Waldencast’s Directors and Executive Officers in the Business Combination.”
Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if we became a publicly listed company through an underwritten initial public offering instead of upon completion of the Business Combination.
The board of directors of Waldencast did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination.
The Waldencast board of directors did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. Waldencast’s officers, directors and advisors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and have concluded that their experience and backgrounds, together with the experience and sector expertise of Waldencast’s financial advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination with Obagi and Milk. In addition, Waldencast’s officers, directors and advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of Waldencast’s board of directors in valuing Obagi’s and Milk’s businesses, and assuming the risk that the board of directors may not have properly valued the Business Combination.
The historical financial results of Obagi and Milk and unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what Waldencast plc’s actual financial position or results of operations would have been.
The historical financial results of Obagi and Milk included in this proxy statement/prospectus do not reflect the financial condition, results of operations or cash flows it would have achieved as a standalone company during the periods presented or those Waldencast plc will achieve in the future. This is primarily the result of the following factors: (i) Waldencast plc will incur additional ongoing costs as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and (ii) Waldencast plc’s capital structure will be different from that reflected in Obagi’s and Milk’s historical financial statements. Waldencast plc’s financial condition and future results of operations could be materially different from amounts reflected in its historical financial statements included elsewhere in this proxy statement/prospectus, so it may be difficult for investors to compare Waldencast plc’s future results to historical results or to evaluate its relative performance or trends in its business.
Similarly, the unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions, including, but not limited to, Waldencast being treated as the “accounting acquirer” for financial reporting purposes in the Business Combination, the minimum cash available on the Closing Date (as defined herein) and the number of Waldencast Class A ordinary shares that are redeemed in connection with the Business Combination. Additionally, the unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of future market conditions on revenues or expenses. Accordingly, such pro forma financial information may not be indicative of Waldencast plc’s future operating or financial performance and Waldencast plc’s actual financial condition and results of operations may vary materially from Waldencast plc’s pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
Following the consummation of the Business Combination, our only significant asset will be our ownership interest in Obagi and Milk and such ownership may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on Waldencast plc Class A ordinary shares or satisfy our other financial obligations.
Following the consummation of the Business Combination, we will have no direct operations and no significant assets other than our ownership of Obagi and Milk. We and certain investors, existing Obagi shareholders, and directors and officers of Obagi and Milk and its affiliates will become stockholders of Waldencast plc. The Business Combination will be structured as an Up-C transaction, whereby the Milk Members will retain a direct equity ownership in Waldencast LP, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Waldencast LP Common Units, which will be redeemable at the option of the holder of such units, and if such option is exercised, will be exchangeable, at the option of Waldencast plc, for an equal number of Waldencast plc Class A ordinary shares or cash (together with the cancellation of an equal number of shares of voting, Waldencast plc Non-Economic ordinary shares). We will depend on Obagi and Milk for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company and to pay any dividends with respect to Waldencast plc Class A ordinary shares. The financial condition and operating requirements of Obagi and Milk may limit our ability to obtain cash from them. The earnings from, or other available assets of, Obagi and Milk may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on Waldencast plc Class A ordinary shares or satisfy our other financial obligations.
This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to the Business Combination.
The Sponsor may elect to purchase shares or warrants from public shareholders prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our securities.
At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, Obagi, Milk or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares or warrants from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of Waldencast’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Obagi, Milk or our or their respective directors, officers, advisors, or any of their respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders could be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions could be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Obagi Merger Proposal, the Milk Transaction Proposal, Organizational Documents Proposals B and C, the Stock Issuance Proposal, the Milk Issuance Proposal, the Incentive Award Plan Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of a majority of the Waldencast Class B ordinary shares, such holders being the Sponsor and the Investor Directors, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Director Election Proposal, (3) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and each of the Organizational Documents Proposals A and D, (4) satisfaction of the Minimum Cash Conditions, (5) otherwise limiting the number of public shares electing to redeem and (6) Waldencast’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Investment Amount and the Forward Purchase Amount actually received by Waldencast prior to or substantially concurrently with the Closing) being at least $5,000,001. The purpose of such purchases of public warrants could be to reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders or shareholders for approval in connection with our initial business combination. However, any public shares or warrants purchased by the Sponsor or any of its affiliates pursuant to such share purchases or other transactions will not be voted in favor of any of the Condition Precedent Proposals.
Entering into any such arrangements may have a depressive effect on our ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares or warrants at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares or warrants by the persons described above could allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. In addition, if such purchases are made, the public “float” of our securities and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price per unit in our initial public offering).
Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we will seek to have all suppliers, service providers (other than our independent auditors), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.
Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we have not completed the Business Combination within the required time period, or upon the exercise of a redemption right in connection with the Business Combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten years following redemption. Accordingly, the per-share redemption amount received by public shareholders could be less than the $10.00 per public share initially held in the trust account, due to claims of such creditors.
The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (1) $10.00 per public share or (2) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of Waldencast’s initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of our company. The Sponsor may not have sufficient funds available to satisfy those obligations. We have not asked the Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the trust account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete the Business Combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our directors or officers will indemnify us for claims by third parties, including, without limitation, claims by suppliers and prospective target businesses.
If, after we distribute the proceeds in the trust account to our public shareholders, Waldencast files a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties, thereby exposing the members of our board of directors and us to claims of damages.
If, after we distribute the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable performance. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty or having acted in bad faith, thereby exposing it and us to claims of damages. We cannot assure you that claims will not be brought against us for these reasons.
If, before distributing the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable insolvency law, and may be included in our liquidation estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any liquidation claims deplete the trust account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation would be reduced.
Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.
If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that, immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.
The public shareholders will experience immediate dilution as a consequence of the issuance of Waldencast plc Class A ordinary shares as consideration in the Business Combination, the PIPE Investment and the Forward Purchase Transaction and due to future issuances pursuant to the Waldencast plc 2022 Incentive Award Plan and, potentially, the Promissory Note. Having a minority share position may reduce the influence that our current stockholders have on the management of Waldencast plc.
Upon completion of the Business Combination: (1) the Obagi Shareholders are expected to hold an ownership interest of 18.3% of the fully diluted Waldencast plc Class A ordinary shares, (2) the Milk Members are expected to hold an ownership interest of 12.5% of the membership units of Waldencast Partners LP, such units will be exchangeable for up to 12.5% of the fully diluted Waldencast plc Class A ordinary shares, (3) PIPE Investors are expected to hold an ownership interest of 6.2% of the fully diluted Waldencast plc Class A ordinary shares, (4) the Sponsor and its affiliates and the Investor Directors are collectively expected to hold an ownership interest of 35.7% of the fully diluted Waldencast plc Class A ordinary shares and (5) Waldencast’s public shareholders will retain an ownership interest of 27.3% of the fully diluted Waldencast plc Class A ordinary shares.
These levels of ownership interest are based on Waldencast’s capitalization as of December 31, 2021 and assume (i) that no public shareholders exercise their redemption rights in connection with the Business Combination, (ii) Waldencast sells and issues no more than 10,500,000 Waldencast plc Class A ordinary shares to the PIPE Investors pursuant to the PIPE Investment and (iii) Waldencast sells and issues 33,300,000 Waldencast plc Units to the Forward Purchasers, comprising of 33,300,000 Waldencast plc Class A ordinary shares and 11,100,000 warrants to purchase one Waldencast plc Class A ordinary share, pursuant to the Forward Purchase Transaction. If the actual facts are different from these assumptions, the percentage ownership retained by the current Waldencast shareholders in Waldencast plc will be different.
In addition, following the Business Combination, directors, employees and consultants of Waldencast plc and its subsidiaries may be granted equity awards under the Waldencast plc 2022 Incentive Award Plan. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for Waldencast plc Class A ordinary shares.

Further, at the Sponsor’s discretion, the Sponsor may convert up to $1.5 million of notes under the Promissory Note into warrants exercisable for Waldencast plc Class A ordinary shares. To the extent the Sponsor elects to convert its notes into warrants and such warrants are exercised, you will experience additional dilution upon the issuance of Waldencast plc Class A ordinary shares.
The issuance of additional common stock will significantly dilute the equity interests of existing holders of Waldencast securities and may adversely affect prevailing market prices for our units, public shares or public warrants.
Warrants will become exercisable for Waldencast plc Class A ordinary shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders, including, after the Business Combination, our non-redeeming shareholders.
Outstanding warrants to purchase an aggregate of 17,433,333 Waldencast plc Class A ordinary shares will become exercisable in accordance with the terms of the Warrant Agreement governing those securities. These warrants will become exercisable at any time commencing on the later of 30 days after the completion of the Business Combination and 12 months from the closing of our public offering. The exercise price of these warrants will be $11.50 per share. To the extent such warrants are exercised, additional Waldencast plc Class A ordinary shares will be issued, which will result in dilution to the existing holders of Waldencast plc Class A ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of Waldencast plc Class A ordinary shares. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.
In addition, our shareholders who exercise redemption rights with respect to their public shares will retain their public warrants, which will become warrants for Waldencast plc upon completion of the Business Combination and may be exercised by such redeeming shareholders for Waldencast plc Class A ordinary shares. Such exercises of Waldencast plc warrants held by redeeming shareholders will result in dilution to our non-redeeming shareholders.
Even if the Business Combination is consummated, we may amend the terms of the warrants in a manner that may be adverse to holders with the approval by the holders of at least 65% of the then outstanding public warrants.
The warrants were issued in registered form under the Warrant Agreement between the Warrant Agent and Waldencast. The Warrant Agreement provides that (a) the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in this prospectus, or defective provision or (ii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants under the warrant agreement and (b) all other modifications or amendments require the vote or written consent of at least 65% of the then outstanding public warrants; provided that any amendment that solely affects the terms of the private placement warrants or any provision of the warrant agreement solely with respect to the private placement warrants will also require at least 65% of the then outstanding private placement warrants.
Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 65% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of Waldencast plc Class A ordinary shares purchasable upon exercise of a warrant.
We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
We have the ability to redeem the outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant if, among other things, the last reported sale price of Waldencast plc Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). Redemption of the outstanding warrants as described above could force you to: (1) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (2) sell your warrants at the then current market price when you might otherwise wish to hold your warrants; or (3) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, we expect would be substantially less than the market value of your warrants. None of the private placement warrants will be redeemable by us (subject to limited exceptions) so long as they are held by the Sponsor or its permitted transferees.
In addition, we have the ability to redeem the outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant if, among other things, the last reported sale price of Waldencast plc Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). In such a case, the holders will be able to exercise their warrants prior to redemption for a number of Waldencast plc Class A ordinary shares determined based on the redemption date and the fair market value of Waldencast plc Class A ordinary shares. The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the warrants, including because the number of ordinary shares received is capped at 0.361 Waldencast plc Class A ordinary shares per warrant (subject to adjustment) irrespective of the remaining life of the warrants.
Following the Business Combination, Waldencast plc currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Waldencast plc Board and will depend on its financial condition, results of operations, capital requirements and future agreements and financing instruments, business prospects and such other factors as the Waldencast plc Board deems relevant.
Nasdaq may not list Waldencast plc’s securities on its exchange, which could limit investors’ ability to make transactions in Waldencast plc’s securities and subject Waldencast plc to additional trading restrictions.
In connection with the Business Combination, in order to continue to maintain the listing of securities on Nasdaq, we will be required to demonstrate Waldencast plc’s compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements. We will apply to have Waldencast plc’s securities listed on Nasdaq upon consummation of the Business Combination. We cannot assure you that we will be able to meet all initial listing requirements. Even if Waldencast plc’s securities are listed on Nasdaq, Waldencast plc may be unable to maintain the listing of its securities in the future.
If Waldencast plc fails to meet the initial listing requirements and Nasdaq does not list its securities on its exchange, Obagi and Milk would not be required to consummate the Obagi Merger or the Milk Transaction, as applicable. In the event that Obagi and Milk elected to waive this condition, and the Business Combination was consummated without Waldencast plc’s securities being listed on Nasdaq or on another national securities exchange, Waldencast plc could face significant material adverse consequences, including:
•	a limited availability of market quotations for Waldencast plc’s securities;
•	reduced liquidity for Waldencast plc’s securities;
•
a determination that Waldencast plc Class A ordinary shares are a “penny stock”, which will require brokers trading in Waldencast plc Class A ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Waldencast plc’s securities;

•	a limited amount of news and analyst coverage; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.
The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If Waldencast plc’s securities are not listed on Nasdaq, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

Waldencast’s, Obagi’s and Milk’s ability to consummate the Business Combination, and the operations of Waldencast plc following the Business Combination, may be materially adversely affected by the COVID-19 pandemic and other events.
The COVID-19 pandemic has resulted, and other infectious diseases could result, in a widespread health crisis that has, and could continue to, adversely affect the economies and financial markets worldwide, business operations and the conduct of commerce generally, which may delay or prevent the consummation of the Business Combination, and the business of Obagi, Milk or Waldencast plc following the Business Combination could be materially and adversely affected. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19, the development of a more infectious or lethal mutation of the COVID-19 virus, and the actions to contain COVID-19 or treat its impact, among others.
The parties will be required to consummate the Business Combination even if Obagi or Milk, their business, financial condition and results of operations are materially affected by COVID-19. The disruptions posed by COVID-19 have continued, and other matters of global concern may continue, for an extensive period of time, and if Obagi or Milk is unable to recover from business disruptions due to COVID-19 or other matters of global concern on a timely basis, their ability to consummate the Business Combination and Waldencast plc’s financial condition and results of operations following the Business Combination may be materially adversely affected. Although the impact of COVID-19 on Obagi’s manufacturing and supply chain to date has not been material, temporary or permanent closures of Obagi’s direct and indirect suppliers could result in adverse effects to its supply chain and has resulted in and could continue to result in adverse effects to Milk’s supply chain, and other supply chain disruptions could occur, which might adversely affect the ability of Obagi and Milk to procure sufficient inventory to support customer orders. Each of Obagi, Milk and Waldencast plc may also incur additional costs due to delays caused by COVID-19, which could adversely affect Waldencast plc’s financial condition and results of operations. See the section entitled “— Risks Related to Obagi — Risks Related to Obagi’s Business and Industry — Public health emergencies, epidemics or pandemics, such as COVID-19, have had, and could in the future have, an adverse impact on our operations and financial condition” for a further discussion of the risks of COVID-19 with respect to Obagi and the sections entitled “— Risks Related to Milk — Risks Related to Milk’s Business and Industry — Due to the impact of COVID-19, or other external factors beyond our control, we may experience difficulty sourcing, manufacturing or supplying our products which would in turn decrease our momentum and net sales and profit potential” and “— Risks Related to Milk — Risks Related to Milk’s Business Operations — The recent outbreak of the COVID-19 global pandemic and related government, private sector and individual consumer responsive actions have adversely affected, and could continue to adversely affect, our business, financial condition and results of operation” for a further discussion of the risks of COVID-19 with respect to Milk.
Global or regional conditions may adversely affect our business and our ability to consummate the Business Combination.
Adverse changes in global or regional economic conditions periodically occur, including recession or slowing growth, changes, or uncertainty in fiscal, monetary or trade policy, higher interest rates, tighter credit, inflation, lower capital expenditures by businesses, increases in unemployment and lower consumer confidence and spending. Adverse changes in economic conditions can harm global business and adversely affect our ability to consummate the Business Combination. Such adverse changes could result from geopolitical and security issues, such as armed conflict and civil or military unrest, political instability, human rights concerns and terrorist activity, catastrophic events such as natural disasters and public health issues (including the COVID-19 pandemic), supply chain interruptions, new or revised export, import or doing-business regulations, including trade sanctions and tariffs or other global or regional occurrences.
In particular, in response to Russia’s recent invasion of Ukraine, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the European Union, and several other countries are imposing far-reaching sanctions and export control restrictions on Russian entities and individuals, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) payment system. Although the length and impact of the ongoing military conflict in Ukraine is highly unpredictable, the conflict could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. Additionally, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. In addition, the recent invasion of Ukraine by Russia, and the impact of sanctions against Russia and the potential for retaliatory acts from Russia, could result in increased cyberattacks against U.S. companies.
Additionally, tensions between the United States and China have led to increased tariffs and trade restrictions. The United States has imposed economic sanctions on certain Chinese individuals and entities and restrictions on the export of U.S.-regulated products and technology to certain Chinese technology companies. These and other global and regional conditions may adversely impact our business and our ability to consummate the Business Combination.
Any of the foregoing factors may have the effect of heightening many of the other risks described in the “Risk Factors” section of this proxy statement/prospectus.
Changes in laws or regulations, or how such laws or regulations are interpreted or applied, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to negotiate and complete the Business Combination, and results of operations.
We are subject to laws and regulations enacted by national, regional and local governments. In particular, we are required to comply with certain SEC and other legal requirements, our Business Combination may be contingent on our ability to comply with certain laws and regulations and any post-business combination company may be subject to additional laws and regulations. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. A failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete our initial business combination, and results of operations. In addition, those laws and regulations and their interpretation and application may change from time to time, including as a result of changes in economic, political, social and government policies, and those changes could have a material adverse effect on our business, including our ability to negotiate and complete our initial business combination, and results of operations.
On March 30, 2022, the SEC issued proposed rules that would, among other items, impose additional disclosure requirements in business combination transactions involving SPACs and private operating companies; amend the financial statement requirements applicable to business combination transactions involving such companies; update and expand guidance regarding the general use of projections in SEC filings, as well as when projections are disclosed in connection with proposed business combination transactions; increase the potential liability of certain participants in proposed business combination transactions; and impact the extent to which SPACs could become subject to regulation under the Investment Company Act. These rules, if adopted, whether in the form proposed or in revised form, may materially adversely affect our business, including our ability to negotiate and complete our initial business combination and may increase the costs and time related thereto.
Waldencast has identified a material weakness in its internal control over financial reporting. If Waldencast is unable to develop and maintain an effective system of internal control over financial reporting, Waldencast may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in Waldencast and materially and adversely affect Waldencast’s business and operating results.
As described in Waldencast’s Annual Report on Form 10-K for the period ended December 31, 2021, in connection with the preparation of our financial statements as of September 30, 2021, Waldencast reevaluated the classification of its Class A ordinary shares subject to possible redemption. After consultation with its advisors and discussion with its independent registered public accounting firm, Waldencast’s management and its audit committee concluded that the previously issued financial statements as of March 18, 2021, March 31, 2021 and June 30, 2021 and for the periods from January 1, 2021 through March 31, 2021, and the three months and six months ended June 30, 2021 (the “Relevant Periods”) should be restated to report all Class A ordinary shares subject to possible redemption as temporary equity. In addition, Waldencast identified a deficiency in its accounting for warrants, which resulted in the restatement of Waldencast’s audited opening balance sheet as of March 18, 2021. Waldencast determined that these deficiencies constituted a material weakness in accounting for complex financial instruments.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Waldencast’s annual or interim financial statements will not be prevented, or detected and corrected on a timely basis. Based on the material weakness as described above, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2021.
Effective internal controls are necessary for Waldencast to provide reliable financial reports and prevent fraud. Waldencast has taken a number of measures to remediate the material weaknesses, and continue to evaluate steps to remediate the material weakness. However, these remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects. If we are unable to remediate our material weakness in a timely manner or we identify additional material weaknesses, we may be unable to provide required financial information in a timely and reliable manner and we may incorrectly report financial information. If our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to timely file would cause Waldencast to be ineligible to utilize short form registration statements on Form F-3 or Form F-4, which may impair its ability to obtain capital in a timely fashion to execute its business strategies or issue shares to effect an acquisition. If any of these events were to occur, it could have a material adverse effect on Waldencast’s business.
In addition, the existence of material weaknesses or a significant deficiency in internal control over financial reporting could adversely affect Waldencast’s reputation or investor perceptions of Waldencast, which could have a negative effect on the trading price of Waldencast’s securities.
Waldencast can provide no assurance that the measures it has taken and plans to take in the future will remediate the material weakness identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting. In addition, even if Waldencast is successful in strengthening its controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of its financial statements.
Waldencast and, following the Business Combination, Obagi and Milk, may face litigation and other risks as a result of the material weakness in Waldencast’s internal control over financial reporting.
As a result of such material weakness describe above, and other matters raised or that may in the future be raised by the SEC, Waldencast and, following the Business Combination, Obagi and Milk, face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the material weakness in our internal control over financial reporting and the preparation of our financial statements. As of the date of this proxy statement/prospectus, Waldencast has no knowledge of any such litigation or dispute. However, Waldencast can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on Waldencast’s business, results of operations and financial condition or its ability to complete a the Business.
Waldencast’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about Waldencast’s ability to continue as a “going concern.”
As of December 31, 2021, Waldencast had cash of $1,503,768 and working capital of $1,340,636. Further, Waldencast has incurred, and expects to continue to incur, significant costs in pursuit of its acquisition plans. Management’s plans to address this need are discussed in the section entitled “—Waldencast’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Waldencast’s plans to raise capital and to consummate its initial business combination may not be successful. The initial deadline for Waldencast to complete its initial business combination is March 18, 2023. These factors, among others, raise substantial doubt about Waldencast’s ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from Waldencast’s inability to continue as a going concern.
Waldencast’s warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on Waldencast’s financial results.
On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by SPACs entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a Business Combination, which terms are similar to those contained in the warrant agreement governing Waldencast’s warrants. As a result of the SEC Statement, Waldencast reevaluated the accounting treatment of Waldencast’s 11,500,000 public warrants and 5,933,333 Private Placement Warrants and determined to classify the warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings.

As a result, included on Waldencast’s balance sheet as of December 31, 2021 contained elsewhere in this proxy statement/prospectus are derivative liabilities related to embedded features contained within Waldencast’s warrants. ASC 815, “Derivatives and Hedging,” (“ASC 815”), provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, Waldencast’s financial statements and results of operations may fluctuate quarterly based on factors which are outside of Waldencast’s control. Due to the recurring fair value measurement, Waldencast expects that it will recognize non-cash gains or losses on our warrants each reporting period and that the amount of such gains or losses could be material.
Foreign currency exchange rate fluctuations and restrictions on the repatriation of cash could adversely affect our results of operations, financial position and cash flows.
Our business is exposed to fluctuations in exchange rates. Although our reporting currency is the U.S. dollar, following the Business Combination, we will operate in different geographical areas and transact in a range of currencies in addition to the U.S. dollar, such as the British pound, the Canadian dollar, the Chinese yuan and the EU euro. As a result, movements in exchange rates may cause our revenue and expenses to fluctuate, impacting our profitability, financial position and cash flows. Future business operations and opportunities, including any continued expansion of our business outside the U.S., may further increase the risk that cash flows resulting from these activities may be adversely affected by changes in currency exchange rates. In the event we are unable to offset these risks, there may be a material adverse impact on our business and operations. In appropriate circumstances where we are unable to naturally offset our exposure to these currency risks, we may enter into derivative transactions to reduce such exposures. Even where we implement hedging strategies to mitigate foreign currency risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications. Nevertheless, exchange rate fluctuations may either increase or decrease our revenues and expenses as reported in U.S. dollars. Moreover, foreign governments may restrict transfers of cash out of the country and control exchange rates. There can be no assurance that we will be able to repatriate earnings generated, or cash held, by Waldencast plc and its subsidiaries due to exchange control restrictions or the requirements to hold cash locally to meet regulatory solvency requirements. This could have a material adverse effect on our business, financial condition and results of operations. See the section entitled “— Risks Related to Milk — Risks Related to Milk’s Financial Condition — Fluctuations in currency exchange rates may negatively affect our financial condition and results of operations” for a discussion of risks related to Milk’s exposure to fluctuations in currency exchange rates.
Following the Business Combination, Waldencast plc will be subject to the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws and anti-money laundering laws. Failure to comply with these laws could subject us to penalties and other adverse consequence.
Following the Business Combination, Waldencast plc’s operations will be subject to anti-corruption laws, including the Bribery Act, the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other anti-corruption laws and anti-money laundering laws that apply in countries where we will conduct activities. The Bribery Act, the FCPA and these other anti-corruption laws generally prohibit us and our employees, agents, representatives, business partners, and third-party intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to recipients in the public or private sector in order to obtain or retain business or gain some other business advantage. These laws have been enforced aggressively in recent years and are interpreted broadly. Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense. Additionally, we are required to comply with all applicable economic and financial sanctions and trade embargoes, and export/import control laws.
Following the Business Combination, we will increase our international activities and will sometimes leverage third parties to sell our products and conduct our business abroad. We, our employees, agents, representatives, business partners or third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or -affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. While we have mechanisms to identify high-risk individuals and entities before contracting with them, we will be operating in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations. We cannot assure you that all of our employees, agents, representatives, business partners or third-party intermediaries will not take actions that violate applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.
Some of these anti-corruption laws also require that we keep accurate books and records and maintain internal controls and compliance procedures reasonably designed to prevent any corrupt conduct. While we will have policies and procedures to address compliance with those laws, we cannot assure you that none of our employees, agents, representatives, business partners or third-party intermediaries will take actions that violate our policies and applicable law, for which we may be ultimately held responsible. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.
Any violations of these anti-corruption laws, or even allegations of such violations, can lead to an investigation and/or enforcement action, which could disrupt our operations, involve significant management distraction and lead to significant costs and expenses, including legal fees. If we, or our employees or agents acting on our behalf, are found to have engaged in practices that violate these laws and regulations, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting government business, delisting from securities exchanges and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, our brand and reputation, our sales activities or our stock price could be adversely affected if we become the subject of any negative publicity related to actual or potential violations of anti-corruption, anti-bribery or trade control laws and regulations.
Your rights and responsibilities as a shareholder will be governed by Jersey law, which differs in some material respects with respect to the rights and responsibilities of shareholders of U.S. companies.
Waldencast plc will be organized under the laws of the Bailiwick of Jersey, Channel Islands, a British crown dependency that is an island located off the coast of Normandy, France. Jersey is not a member of the EU. Jersey legislation regarding companies is largely based on English corporate law principles. The rights and responsibilities of the holders of Waldencast plc Class A ordinary shares will be governed by the Proposed Constitutional Document and by Jersey law, including the provisions of the Jersey Companies Law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. corporations.
In particular, Jersey law significantly limits the circumstances under which shareholders of companies may bring derivative actions and, in most cases, only the corporation may be the proper claimant or plaintiff for the purposes of maintaining proceedings in respect of any wrongful act committed against it. Neither an individual nor any group of shareholders has any right of action in such circumstances. Jersey law also does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a U.S. corporation. However, there can be no assurance that Jersey law will not change in the future or that it will serve to protect the investors in a similar fashion afforded under corporate law principles in the U.S., which could adversely affect the rights of investors.
It may be difficult to enforce a U.S. judgment against us or our directors and officers outside the U.S., or to assert U.S. securities law claims outside the U.S.
Investors may also have difficulties pursuing an original action brought in a court in a jurisdiction outside the U.S., including Jersey, for liabilities under the securities laws of the U.S. The U.S. and Jersey currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (as opposed to arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment rendered by any federal or state court in the U.S. based on civil liability, whether or not predicated solely upon U.S. federal securities laws, would not automatically be recognized and is not directly enforceable in Jersey. Rather, a judgment of a U.S. court constitutes a cause of action which may be enforced by Jersey courts provided that:
•	The applicable U.S. courts had jurisdiction over the case, as recognized under Jersey law;
•	the judgment is given on the merits and is final, conclusive and non-appealable;
•	the judgment relates to the payment of a sum of money, not being taxes, fines or similar governmental penalties;
•	the defendant is not immune under the principles of public international law;
•	the same matters at issue in the case were not previously the subject of a judgment or disposition in a separate court;

•	the judgment was not obtained by fraud; and
•	the recognition and enforcement of the judgment is not contrary to public policy in Jersey.
Subject to the foregoing, investors may be able to enforce in Jersey judgments in civil and commercial matters that have been obtained from U.S. federal or state courts. However, it is doubtful that an original action based on U.S. federal or state securities laws could be brought before Jersey courts. In addition, a plaintiff who is not resident in Jersey may be required to provide a security bond in advance to cover the potential of the expected costs of any case initiated in Jersey.
Risks Related to Organizational Structure After the Business Combination
Waldencast plc’s only material asset will be its indirect interest in Waldencast LP, and Waldencast plc will be accordingly dependent upon distributions from Waldencast LP to pay dividends, taxes and other expenses.
Upon the consummation of the Business Combination, Waldencast plc will be a holding company with no material assets other than indirect equity interests in Waldencast LP. As such, Waldencast plc will not have any independent means of generating revenue or cash flow, and its ability to pay taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the results of operations and cash flows of Waldencast LP and its subsidiaries. We note that the Business Combination will be structured as an Up-C transaction, whereby the Milk Members will retain a direct equity ownership in Waldencast LP, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Waldencast LP Common Units, which will be redeemable at the option of the holder of such units, and if such option is exercised, will be exchangeable, at the option of Waldencast plc, for an equal number of Waldencast plc Class A ordinary shares or cash (together with the cancellation of an equal number of voting Waldencast plc Non-Economic ordinary shares). We intend to cause Waldencast LP to make distributions to its members, including Holdco 1, in an amount at least sufficient to allow for the payment of all applicable taxes, and to pay the corporate and other overhead expenses of Holdco 1 and Waldencast plc. There can be no assurance, however, that Waldencast LP and its subsidiaries will generate sufficient cash flow to distribute funds to Holdco 1, or that applicable legal and contractual restrictions, including negative covenants in Waldencast LP’s debt instruments, will permit such distributions. It could materially and adversely affect the liquidity and financial condition of Waldencast plc if Waldencast LP is restricted from, or otherwise unable to, distribute sufficient cash to Waldencast plc.
Any disparity between the U.S. corporate tax rate and the U.S. tax rate applicable to non-corporate Members of Waldencast LP may complicate Waldencast plc’s ability to maintain its intended capital structure, which could impose transaction costs on it and require management attention.
Waldencast LP is treated as a partnership for U.S. federal income tax purposes and, as such, generally is not subject to U.S. federal income tax. Instead, its taxable income is generally allocated to its members, including Holdco 1. If and when Waldencast LP generates taxable income, it will generally make cash distributions, or tax distributions, to each of its members, including Holdco 1, based on each member’s allocable share of net taxable income (calculated under certain assumptions) multiplied by an assumed tax rate. The assumed tax rate for this purpose will be the highest effective marginal combined federal, state, and local income tax rate applicable to an individual or corporate member (whichever is higher). In the event of any disparity between the tax rates applicable to corporate and non-corporate taxpayers, Holdco 1 could receive tax distributions from Waldencast LP in excess of its actual tax liability, which could result in it accumulating cash in excess of its tax liability. This would complicate Waldencast plc’s ability to maintain certain aspects of its capital structure. Such cash, if retained, could cause the value of a Waldencast LP Common Unit to deviate from the value of a Waldencast plc Class A ordinary share. In addition, such cash, if used to purchase additional Waldencast LP Common Units, could result in deviation from the one-to-one relationship between Waldencast plc Class A ordinary shares outstanding and Waldencast LP Common Units unless a corresponding number of additional Waldencast plc Class A ordinary shares are distributed as a stock dividend. Waldencast plc may, if permitted under its debt agreements, choose to pay dividends to all holders of Waldencast plc Class A ordinary shares with any excess cash. These considerations could have unintended impacts on the pricing of the Waldencast plc Class A ordinary shares and may impose transaction costs and require management efforts to address on a recurring basis. To the extent that Waldencast plc does not distribute such excess cash as dividends on Waldencast plc Class A ordinary shares and instead, for example, holds such cash balances or lends them to Waldencast LP, holders of Waldencast LP Common Units during a period in which Waldencast plc holds such cash balances could benefit from the value attributable to such cash balances as a result of redeeming or exchanging their Waldencast LP Common Units and obtaining ownership of Waldencast plc Class A ordinary shares (or a cash payment based on the value of Waldencast plc Class A ordinary shares). In such case, these holders of Waldencast LP Common Units could receive disproportionate value for their Waldencast LP Common Units exchanged during this time frame.
Additional Risks Related to Ownership of Waldencast plc Class A ordinary shares Following the Business Combination and Waldencast plc Operating as a Public Company
The price of Waldencast plc Class A ordinary shares and warrants may be volatile.
Upon consummation of the Business Combination, the price of Waldencast plc Class A ordinary shares, as well as Waldencast plc warrants, may fluctuate due to a variety of factors, including:
•	changes in the industries in which Waldencast plc and its customers operate;
•	developments involving Waldencast plc’s competitors;
•	changes in laws and regulations affecting its business;
•	variations in its operating performance and the performance of its competitors in general;
•	actual or anticipated fluctuations in Waldencast plc’s quarterly or annual operating results;
•	publication of research reports by securities analysts about Waldencast plc or its competitors or its industry;
•	the public’s reaction to Waldencast plc’s press releases, its other public announcements and its filings with the SEC;
•	actions by stockholders, including the sale by Beauty Ventures of any of their shares of our common stock;
•	additions and departures of key personnel;
•	commencement of, or involvement in, litigation involving the combined company;
•	changes in its capital structure, such as future issuances of securities or the incurrence of additional debt;
•	the volume of Waldencast plc Class A ordinary shares available for public sale; and
•
general economic and political conditions, such as the effects of the COVID-19 outbreak, recessions, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism.

These market and industry factors may materially reduce the market price of Waldencast plc Class A ordinary shares and warrants regardless of the operating performance of Waldencast plc.
Waldencast plc does not intend to pay cash dividends for the foreseeable future.
Following the Business Combination, Waldencast plc currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Waldencast plc Board and will depend on its financial condition, results of operations, capital requirements, restrictions contained in any future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant.
If analysts do not publish research about Waldencast plc’s business or if they publish inaccurate or unfavorable research, Waldencast plc’s stock price and trading volume could decline.
The trading market for Waldencast plc Class A ordinary shares will depend in part on the research and reports that analysts publish about its business. Waldencast plc does not have any control over these analysts. If one or more of the analysts who cover Waldencast plc downgrade its common stock or publish inaccurate or unfavorable research about its business, the price of Waldencast plc Class A ordinary shares could decline. If few analysts cover Waldencast plc, the demand for its common stock could decrease and its common stock price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering Waldencast plc in the future or fail to publish reports on it regularly.

A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities.
An active trading market for our securities may never develop or, if developed, may not be sustained, which would have an adverse effect on the price and trading volume of our securities. You may be unable to sell your securities unless a market can be established and sustained.
The Sponsor and its affiliates will continue to have significant ownership of Waldencast after the Business Combination.
Upon consummation of the Business Combination, assuming that: (1) that no public shareholders exercise their redemption rights in connection with the Business Combination, (2) Waldencast sells and issues no more than 10,500,000 Waldencast plc Class A ordinary shares to the PIPE Investors pursuant to the PIPE Investment and (3) Waldencast sells and issues 33,300,000 Waldencast plc Units to the Forward Purchasers, comprising of 33,300,000 Waldencast plc Class A ordinary shares and 11,100,000 warrants to purchase one Waldencast plc Class A ordinary share, pursuant to the Forward Purchase Transaction, we anticipate that the Sponsor and its affiliates will own a combined ownership interest of 35.6%, comprised of the following: (i) Burwell Mountain PTC LLC, as the trustee of Burwell Mountain Trust, will hold a combined direct and indirect ownership interest of 7.0% of the fully diluted Waldencast plc Class A ordinary shares, (ii) Dynamo Master Fund will hold a direct and indirect ownership interest of 11.8% of the fully diluted Waldencast plc Class A ordinary shares, (iii) Waldencast Ventures will hold a direct and indirect ownership interest of 3.1% of the fully diluted Waldencast plc Class A ordinary shares, and (iv) Beauty FPA Investor will hold an ownership interest of 13.7% of the fully diluted Waldencast plc Class A ordinary shares.
As a result of such ownership, the Sponsor and its affiliates will continue to exercise significant influence over all matters requiring stockholder approval, including the election and removal of directors, appointment and removal of officers, any amendment of Waldencast’s Amended and Restated Memorandum and Articles of Association, and any approval of significant corporate transactions. Additionally, the Sponsor and its affiliates’ interests may differ from those of other stockholders. As a result, the concentration of voting power with the Sponsor and its affiliates may have an adverse effect on the price of Waldencast’s securities.
Any legal proceedings, investigations or claims against us could be costly and time-consuming to defend and could harm our reputation regardless of the outcome. In addition, our business and operations could be negatively affected if they become subject to any securities litigation or shareholder activism, which could cause us to incur significant expense, hinder execution of business and growth strategy and impact our share price.
We are and may in the future become subject to legal proceedings, investigations and claims, including claims that arise in the ordinary course of business, such as claims by customers, claims or investigations brought by regulators or employment claims made by our current or former employees and independent contractors.
We are not currently a party to any pending or, to our knowledge, threatened litigation that will have a significant effect on our financial position or profitability. Any litigation, investigation or claim, whether meritorious or not, could harm our reputation, will increase our costs and may divert management’s attention, time and resources, which may in turn harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us. A claim brought against us for which we are uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position and results of operations.
In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, as well as the frequency of lawsuits against Special Purpose Acquisition Company (“SPAC”) sponsors, has been increasing recently, especially in the context of SPAC business combinations. Volatility in the share price of the Waldencast plc Class A ordinary shares or other reasons may in the future cause it to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and the Waldencast plc Board’s attention and resources from Waldencast plc’s business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to Waldencast plc’s future, adversely affect its relationships with suppliers and service providers and make it more difficult to attract and retain qualified personnel. Also, Waldencast plc may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, Waldencast plc’s share price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.
Future resales of Waldencast plc Class A ordinary shares after the consummation of the Business Combination may cause the market price of Waldencast plc’s securities to drop significantly, even if Waldencast plc’s business is doing well.
After the consummation of the Business Combination and subject to certain exceptions, the Sponsor and the Lock-Up Holders will be contractually restricted from selling or transferring any of its shares of common stock (including the Waldencast plc Class A ordinary shares issued in the Sponsor Forward Purchase Agreement) (the “Lock-up Shares”) during the respective Lock-Up Period (as defined below), (I) in the case of any Waldencast plc Class A ordinary shares and the Waldencast LP Common Units, as applicable, received as consideration in connection with the Business Combination, until the earlier of (A) one year after the Closing and (B) (x) if the last reported sale price of the Waldencast Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date of the Closing or (y) the date on which Waldencast completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of Waldencast’s shareholders having the right to exchange their Waldencast Class A ordinary shares for cash, securities or other property and (II) in the event that a certain portion of the Obagi Cash Consideration or the Milk Cash Consideration is paid in equity of Waldencast as a result of the occurrence of certain events set forth in the Obagi Merger Agreement and the Milk Equity Purchase Agreement, as applicable, such equity of Waldencast received by Obagi or Milk for the same period as set forth in clause (I) above, provided that solely for the purpose of this clause (II), the term “one-year” in clause (I)(A) shall be replaced with the term “six months”.
However, following the expiration of each Lock-Up Period, the applicable shareholders will not be restricted from selling Waldencast plc Class A ordinary shares held by them, other than by applicable securities laws. Additionally, the PIPE Investors will not be restricted from selling any of their Waldencast plc Class A ordinary shares following the closing of the Business Combination, other than by applicable securities laws. As such, sales of a substantial number of Waldencast plc Class A ordinary shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Waldencast plc Class A ordinary shares. Upon completion of the Business Combination, the Sponsor, certain members of the Sponsor, the Obagi Shareholders and the Milk Members will collectively own approximately 66.4% of the outstanding Waldencast plc Class A ordinary shares on a fully diluted basis, assuming that no additional public shareholders redeem their public shares in connection with the Business Combination. Assuming redemption of approximately 21,952,292 public shares are redeemed in connection with the Business Combination, in the aggregate, the ownership of the Sponsor, certain members of the Sponsor, the Obagi Shareholders and the Milk Members would rise to 77.6% of the outstanding Waldencast plc Class A ordinary shares on a fully diluted basis.
As restrictions on resale end and registration statements (filed after the closing of the Business Combination to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in Waldencast plc’s share price or the market price of Waldencast plc Class A ordinary shares could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.
The obligations associated with being the publicly traded entity in the “Up-C” structure will involve significant expenses and will require significant resources and management attention, which may divert from Waldencast plc’s business operations.
As the publicly traded entity in the Up-C structure, Waldencast plc will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual, quarterly and current reports with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting. As a result, Waldencast plc will incur significant legal, accounting and other expenses that Obagi and Milk did not previously incur. Waldencast plc’s entire management team and many of its other employees will need to devote substantial time to compliance, and may not effectively or efficiently manage its transition into a public company. Waldencast plc will bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with Waldencast plc’s obligations under the securities laws.

In addition, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act, and the related rules and regulations implemented by the SEC and Nasdaq, have increased legal and financial compliance costs and will make some compliance activities more time-consuming. If Waldencast plc’s efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against Waldencast plc, and its business may be harmed. In the future, it may be more expensive or more difficult for Waldencast plc to obtain director and officer liability insurance, and Waldencast plc may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for Waldencast plc to attract and retain qualified people to serve on its board of directors, its board committees or as executive officers.
Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing a business combination.
The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because Obagi and Milk are not currently subject to Section 404 of the Sarbanes-Oxley Act. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of Obagi and Milk as privately held companies. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to Waldencast plc after the Business Combination. If we are not able to implement the requirements of Section 404, including any additional requirements once we are no longer an emerging growth company, in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of Waldencast plc Class A ordinary shares. Additionally, once Waldencast plc is no longer an emerging growth company, it will be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting.
We are currently an emerging growth company within the meaning of the Securities Act, and to the extent we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
We are currently an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

If we cease to be an emerging growth company, we will no longer be able to take advantage of certain exemptions from reporting, and, absent other exemptions or relief available from the SEC, we will also be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will incur additional expenses in connection with such compliance and our management will need to devote additional time and effort to implement and comply with such requirements.
As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of the ordinary shares.
We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2022.
As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to public companies organized within the U.S. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act (including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and the other two most highly compensated executive officers on an individual, rather than an aggregate, basis). In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 6-K under the Exchange Act. We also will be exempt from the requirements to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans.
In addition, as a foreign private issuer, we will be exempt from the provisions of Regulation FD, which prohibits issuers from making selective disclosure of material nonpublic information.
Furthermore, our ordinary shares are not listed and we do not currently intend to list our ordinary shares on any market in the Bailiwick of Jersey, our home country. As a result, we are not subject to the reporting and other requirements of companies listed in the Bailiwick of Jersey. For instance, we are not required to publish quarterly or semi-annual financial statements. Accordingly, there may be less publicly available information concerning our business than there would be if we were a U.S. public company and you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.
As a foreign private issuer, we are permitted to rely on exemptions from certain stock exchange corporate governance standards. As a result, our shareholders may be afforded less protection than shareholders of companies that are subject to all corporate governance requirements of the Exchange Act and U.S. stock exchanges.
As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of the U.S. stock exchanges, provided that we disclose the requirements we are not following and describe the home country practices we are following.
Any foreign private issuer exemptions we avail ourselves of in the future may reduce the scope of information and protection to which you are otherwise entitled as an investor. As a result, there may be less publicly available information concerning our business than there would be if we were a U.S. public company and you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.
We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.
In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our outstanding voting securities must be either directly or indirectly owned of record by non-residents of the U.S. or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the U.S. and (iii) our business must be administered principally outside the U.S. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. The additional requirements that we would become subject to and any modification of our policies if we were to lose our foreign private issuer status could lead us to incur significant additional legal, accounting and other expenses. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.
Risks Related to the Consummation of the Domestication
Upon consummation of the Business Combination, the rights of holders of Waldencast plc Class A ordinary shares arising under Jersey Companies Law as well as the Proposed Constitutional Document will differ from and may be less favorable to the rights of holders of Waldencast Class A ordinary shares arising under the Cayman Islands Companies Act as well as our current memorandum and articles of association.
Upon consummation of the Business Combination, the rights of holders of Waldencast common stock will arise under the Proposed Constitutional Document as well as Jersey Companies Law. Those new organizational documents and Jersey Companies Law contain provisions that differ in some respects from those in our current memorandum and articles of association and the Cayman Islands Companies Act and, therefore, some rights of holders of Waldencast plc Class A ordinary shares could differ from the rights that holders of Waldencast Class A ordinary shares currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands Companies Act, such actions are generally available under Jersey Companies Law. This change could increase the likelihood that Waldencast plc becomes involved in costly litigation, which could have a material adverse effect on Waldencast plc.
In addition, there are differences between the new organizational documents of Waldencast plc and the current constitutional documents of Waldencast. For a more detailed description of the rights of holders of Waldencast plc Class A ordinary shares and how they may differ from the rights of holders of Waldencast Class A ordinary shares, please see the section entitled “Comparison of Corporate Governance and Shareholder Rights.” The form of the Proposed Constitutional Document of Waldencast plc is attached as Annex G to this proxy statement/prospectus and we urge you to read them.
Jersey law and Waldencast plc’s Proposed Constitutional Document contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.
The Proposed Constitutional Document that will be in effect upon consummation of the Business Combination, and Jersey law, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, and therefore depress the trading price of Waldencast plc Class A ordinary shares. These provisions could also make it difficult for shareholders to take certain actions, including electing directors who are not nominated by the current members of the Waldencast plc Board or taking other corporate actions, including effecting changes in our management. Among other things, the Proposed Constitutional Document includes provisions regarding:
•	providing for a classified board of directors with staggered, three-year terms;

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the ability of the Waldencast plc Board to issue shares of preferred stock, and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

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the Waldencast plc Board will have the exclusive right to elect directors to fill a vacancy created by the expansion of the Waldencast plc Board or the resignation, death or removal of a director, which will prevent shareholders from being able to fill vacancies on the Waldencast plc Board; and

•	the limitation of the liability of, and the indemnification of, the directors and officers of Waldencast plc.
These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the board of directors or management of Waldencast plc.
Waldencast plc’s proposed memorandum and articles of association limit liability of Waldencast plc’s non-employee directors, Cedarwalk and the Sponsor and their respective affiliates and representatives’ liability to Waldencast plc for breach of fiduciary duty and could also prevent Waldencast plc from benefiting from corporate opportunities that might otherwise have been available to it.
Waldencast plc’s proposed memorandum and articles of association provide that, to the fullest extent permitted by law, and other than corporate opportunities that are expressly presented to one of Waldencast plc’s directors or officers in his or her capacity as such, Waldencast plc’s non-employee directors, Cedarwalk and the Sponsor and their respective affiliates and representatives:
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will not have any fiduciary duty to refrain from (i) engaging in and possessing interests in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business in which Waldencast plc or any of its subsidiaries now engages or proposes to engage or (ii) competing with Waldencast plc or any of its affiliates, subsidiaries or representatives, on its own account, or in partnership with, or as an employee, officer, director or shareholder of any other Person (other than Waldencast plc or any of its subsidiaries);

•	will have no duty to communicate or present such transaction or matter to Waldencast plc or any of its subsidiaries, as the case may be; and
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will not be liable to Waldencast plc or its shareholders or to any subsidiary of Waldencast plc for breach of any duty (fiduciary, contractual or otherwise) as a shareholder or director of Waldencast plc by reason of the fact that such Person, directly or indirectly, pursues or acquires such opportunity for itself, herself or himself, directs such opportunity to another Person or does not present such opportunity to Waldencast plc or any of its subsidiaries, affiliates or representatives.

Risks Related to Taxation of Waldencast and Waldencast plc
Failure to comply with applicable transfer pricing and similar regulations could harm our business and financial results.
In many countries, including the US., we are subject to transfer pricing and other tax regulations designed to ensure that appropriate levels of income are reported as earned in each jurisdiction and are taxed accordingly. Although we believe that we are in substantial compliance with all applicable regulations and restrictions, we are subject to the risk that Governmental Authorities could audit our transfer pricing and related practices and assert that additional taxes are owed. In the event that the audits or assessments are concluded adversely to us, we may or may not be able to offset or mitigate the consolidated effect.
Waldencast may be, or Waldencast plc may become, a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders.
If Waldencast plc (or its predecessor Waldencast) is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder (as defined herein), such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Following the Domestication, Waldencast plc will be treated as the successor to Waldencast for U.S. federal income tax purposes, and for the taxable year that includes the Business Combination and subsequent taxable years, the PFIC asset and income tests will be applied based on the assets and activities of the combined business.
Based on the anticipated timing of the Business Combination, the anticipated assets and income of the combined company and the application of the start-up exception, neither Waldencast nor its successor Waldencast plc (as the case may be) is currently expected to be treated as a PFIC for the taxable year ending on December 31, 2022, or the foreseeable future. However, the facts on which any determination of PFIC status are based may not be known until the close of each taxable year in question, and, in the case of the current taxable year, until as late as the close of two subsequent taxable years. Additionally, there is uncertainty regarding the application of the start-up exception.
Please see the section entitled “U.S. Federal Income Tax Considerations — Effects of the Business Combination to U.S. Holders — PFIC Considerations” for a more detailed discussion with respect to Waldencast plc’s PFIC status. U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of Waldencast Class A ordinary shares and Waldencast plc Class A ordinary shares.
Waldencast plc may be treated as a corporation resident in the U.S. for U.S. federal income tax purposes.
A corporation is generally considered a tax resident in the jurisdiction of its organization or incorporation. Thus, as a corporation incorporated under the laws of Jersey, Waldencast plc should generally be classified as a non-U.S. corporation (and therefore as a non-U.S. tax resident) for U.S. federal income tax purposes. In certain circumstances, however, under section 7874 of the Code, a corporation organized outside the U.S. will be treated as a U.S. corporation (and, therefore, as a U.S. tax resident).
Based on the rules in effect at the time of the Business Combination, the relative values of Obagi and Milk and the terms of the Business Combination, we expect that the Business Combination will not result in our being treated as a U.S. corporation for U.S. federal income tax purposes by virtue of section 7874. Nevertheless, because the section 7874 rules and exceptions are complex, subject to factual and legal uncertainties, and may change in the future (possibly with retroactive effect), there can be no assurance that we will not be treated as a U.S. corporation for U.S. federal income tax purposes. In addition, it is possible that a future acquisition of the stock or assets of a U.S. corporation could result in our being treated as a U.S. corporation at the time of that Business Combination.
Following the Domestication, Waldencast plc intends to operate so as to be treated exclusively as a resident of Jersey for tax purposes, but the tax authorities of other jurisdictions may treat it as also being a resident of, or as having a taxable presence in, another jurisdiction for tax purposes.
Following the Domestication, Waldencast plc intends to have its residence for tax purposes (including, for the avoidance of doubt, withholding tax and tax treaty eligibility purposes) exclusively in Jersey and will have no taxable presence in the form of a fixed place of business or permanent establishment in any other jurisdiction.
Because (following the Domestication) Waldencast plc will be incorporated under Jersey law and will have its registered office in Jersey, it is considered to be resident in Jersey for Jersey tax purposes. In addition, it is intended that, following the Domestication, Waldencast plc will maintain its management, organizational and operational structures in such a manner that it should not be regarded as a tax resident of any other jurisdiction either for domestic law purposes or for the purposes of any applicable tax treaty (notably any applicable tax treaty with Jersey) and should be deemed resident only in Jersey and that it should not have a fixed place of business or permanent establishment outside Jersey.
However, the determination of Waldencast plc’s tax residence, which primarily depends upon its place of effective management, as well as the characterization of fixed places of business or permanent establishments outside its jurisdiction of incorporation, are questions of fact based on all circumstances. Because such determinations are highly fact-sensitive, no assurance can be given regarding their outcome.
A failure to maintain exclusive tax residence in Jersey or not to maintain a fixed place of business or permanent establishment outside Jersey could result in significant adverse tax consequences to Waldencast plc. A failure to maintain exclusive tax residence in Jersey could also result in significant adverse tax consequences for shareholders. The impact of this risk would differ based on the views taken by each relevant tax authority and, in respect of the taxation of shareholders, on their specific situation.
Waldencast plc may in the future amend its management, organizational and operational structures in such a manner that it may be regarded as a tax resident of another jurisdiction either for domestic law purposes or for the purposes of any applicable tax treaty. A change in tax residence could result in significant adverse tax consequences to Waldencast plc and for shareholders, and Waldencast plc may opt to make such changes without consideration of the tax consequences for shareholders.

Risks Related to the Redemption
There is no guarantee that a Waldencast shareholder’s decision whether to redeem their shares for a pro rata portion of the trust account will put such shareholder in a better future economic position.
No assurance can be given as to the price at which a shareholder may be able to sell his, her or its public shares in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Business Combination, may cause an increase in our stock price, and may result in a lower value realized now than a Waldencast shareholder might realize in the future had the shareholder not elected to redeem such shareholder’s public shares. Similarly, if a Waldencast public shareholder does not redeem his, her or its shares, such shareholder will bear the risk of ownership of Waldencast plc Class A ordinary shares after the consummation of the Business Combination, and there can be no assurance that a shareholder can sell his, her or its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A Waldencast shareholder should consult his, her or its own tax and/or financial advisor for assistance on how this may affect its individual situation.
If Waldencast shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the trust account.
To exercise their redemption rights, holders are required to deliver their stock, either physically or electronically using Depository Trust Company’s DWAC System, to Waldencast’s transfer agent prior to the vote at the extraordinary general meeting. If a holder properly seeks redemption as described in this proxy statement/prospectus and the Business Combination with Obagi and Milk is consummated, Waldencast will redeem these shares for a pro rata portion of funds deposited in the trust account and the holder will no longer own such shares following the Business Combination. See the section entitled “Extraordinary General Meeting of Waldencast — Redemption Rights” for additional information on how to exercise your redemption rights.
If you or a “group” of shareholders are deemed to hold in excess of 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.
A public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Your inability to redeem any such excess public shares could result in you suffering a material loss on your investment in Waldencast if you sell such excess public shares in open market transactions. Waldencast cannot assure you that the value of such excess public shares will appreciate over time following the Business Combination or that the market price of the public shares will exceed the per-share redemption price.
However, Waldencast’s shareholders’ ability to vote all of their public shares (including such excess shares) for or against the Obagi Merger Proposal and the Milk Transaction Proposal is not restricted by this limitation on redemption.
Risks if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Domestication, our board of directors will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, may not be consummated.
Our board of directors is seeking approval to adjourn the extraordinary general meeting to a later date or dates if, at the extraordinary general meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, our board of directors will not have the ability to adjourn the extraordinary general meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Risks if the Domestication and the Business Combination are not Consummated
If we are not able to complete the Business Combination with Obagi and Milk by March 18, 2023, nor able to complete another business combination by such date, in each case, as such date may be further extended pursuant to the Cayman Constitutional Documents, we would cease all operations except for the purpose of winding up and we would redeem our Class A ordinary shares and liquidate the trust account, in which case our public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.
Our ability to complete the Business Combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein, including as a result of terrorist attacks, natural disasters, a significant outbreak of infectious diseases or other unanticipated catastrophes. For example, the outbreak of COVID-19 continues in the U.S. or globally and, while the extent of the impact of the outbreak on Waldencast will depend on future developments, it could limit our ability to complete the Business Combination, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all. Additionally, the outbreak of COVID-19, resulting temporary or permanent closures of Obagi’s and Milk’s direct and indirect suppliers, other supply chain disruptions and other events (such as terrorist attacks, natural disasters, a significant outbreak of infectious diseases or other unanticipated catastrophes) may negatively impact the business of Waldencast plc following the Business Combination.
If Waldencast is not able to complete the Business Combination with Obagi and Milk by March 18, 2023, nor able to complete another business combination by such date, in each case, as such date may be extended pursuant to Waldencast’s Cayman Constitutional Documents, Waldencast will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $0.1 million of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Waldencast’s remaining shareholders and its board, dissolve and liquidate, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such case, our public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.
You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares and/or public warrants, potentially at a loss.
Our public shareholders will be entitled to receive funds from the trust account only upon the earliest to occur of (1) our completion of an initial business combination (including the Closing), and then only in connection with those public shares that such public shareholder properly elected to redeem, subject to certain limitations; (2) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Cayman Constitutional Documents to (A) modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of the public shares if we do not complete a business combination by March 18, 2023, or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (3) the redemption of the public shares if we have not completed an initial business combination by March 18, 2023 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. Holders of public warrants will not have any right to the proceeds held in the trust account with respect to the public warrants. Accordingly, to liquidate your investment, you may be forced to sell your public shares and/or public warrants, potentially at a loss.
If we have not completed our initial business combination, our public shareholders may be forced to wait until after March 18, 2023, before redemption from the trust account.
If we have not completed our initial business combination by March 18, 2023 (or if such date is further extended at a duly called extraordinary general meeting, such later date), we will distribute the aggregate amount then on deposit in the trust account (less up to $0.1 million of the net interest to pay dissolution expenses and which interest shall be net of taxes payable), pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described in this proxy statement/prospectus. Any redemption of public shareholders from the trust account shall be affected automatically by function of the Cayman Constitutional Documents prior to any voluntary winding up. If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Cayman Islands Companies Act. In that case, investors may be forced to wait beyond March 18, 2023 (or if such date is further extended at a duly called extraordinary general meeting, such later date), before the redemption proceeds of the trust account become available to them, and they receive the return of their pro rata portion of the proceeds from the trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless, prior thereto, we consummate our initial business combination or amend certain provisions of our Cayman Constitutional Documents and only then in cases where investors have properly sought to redeem their public shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we have not completed our initial business combination within the required time period and do not amend certain provisions of our Cayman Constitutional Documents prior thereto.
If the net proceeds of our initial public offering not being held in the trust account are insufficient to allow us to operate through to March 18, 2023, and we are unable to obtain additional capital, we may be unable to complete our initial business combination, in which case our public shareholders may only receive $10.00 per share, and our warrants will expire worthless.
As of December 31, 2021, Waldencast had cash of $1.5 million held outside the trust account, which is available for use by us to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses. In addition, as of December 31, 2021, Waldencast had total current liabilities of $0.4 million.
The funds available to us outside of the trust account may not be sufficient to allow us to operate until March 18, 2023, assuming that our initial business combination is not completed during that time. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.
If we are required to seek additional capital, we would need to borrow funds from Sponsor, members of our management team or other third parties to operate or may be forced to liquidate. Neither the members of our management team nor any of their affiliates is under any further obligation to advance funds to Waldencast in such circumstances. Any such advances would be repaid only from funds held outside the trust account or from funds released to us upon completion of our initial business combination. If we are unable to obtain additional financing, we may be unable to complete our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. Consequently, our public shareholders may only receive approximately $10.00 per share on our redemption of the public shares and the public warrants will expire worthless.

EXTRAORDINARY GENERAL MEETING OF WALDENCAST
General
Waldencast is furnishing this proxy statement/prospectus to our shareholders as part of the solicitation of proxies by Waldencast’s board of directors for use at the extraordinary general meeting of Waldencast to be held on    , 2022, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to our shareholders on or about    , 2022 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides our shareholders with information they need to know to be able to vote or instruct their vote to be cast at the extraordinary general meeting.
Date, Time and Place
The extraordinary general meeting will be held on    , 2022, at    , Eastern Time, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, NY 10001, or via live webcast at https://www.cstproxy.com/waldencast/2022, or such other date, time and place to which such meeting may be adjourned or virtually postponed, to consider and vote upon the proposals.
Purpose of the Waldencast Extraordinary General Meeting
At the extraordinary general meeting, Waldencast is asking holders of ordinary shares to:
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consider and vote upon a proposal to approve by ordinary resolution and adopt the Obagi Merger Agreement attached to this proxy statement/prospectus as Annex A, pursuant to which, among other things, following the Domestication of Waldencast to Jersey, the merger of Merger Sub with and into Obagi, with Obagi surviving the merger as a wholly owned subsidiary of Holdco 2 and an indirect wholly owned subsidiary of Waldencast plc in accordance with the terms and subject to the conditions of the Obagi Merger Agreement, as more fully described elsewhere in this proxy statement/prospectus (the “Obagi Merger Proposal”);

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consider and vote upon a proposal to approve by ordinary resolution and adopt the Milk Equity Purchase Agreement attached to this proxy statement/prospectus as Annex B, pursuant to which, among other things, following the Domestication of Waldencast to Jersey, the purchase of 100% of the issued and outstanding membership interests of Milk by the Milk Purchasers in accordance with the terms and subject to the conditions of the Milk Equity Purchase Agreement, as more fully described elsewhere in this proxy statement/prospectus (the “Milk Transaction Proposal” and, together with the Obagi Merger Proposal, the “BCA Proposal”);

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consider and vote upon a proposal to approve by special resolution, assuming the BCA Proposal is approved and adopted, the change of Waldencast’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a public limited company under the laws of Jersey;

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consider and vote upon the following four separate proposals to approve by special resolution in the case of Organizational Documents Proposals A and D and by ordinary resolution in the case of Organizational Documents Proposals B and C:

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to authorize the change in the authorized share capital of Waldencast from 500,000,000 Class A ordinary shares, par value $0.0001 per share, 50,000,000 Class B ordinary shares, par value $0.0001 per share, and 5,000,000 preferred shares, par value $0.0001 per share, to 1,000,000,000 Class A ordinary shares, par value $0.0001 per share, of Waldencast plc, 100,000,000 Class B ordinary shares, par value $0.0001 per share, of Waldencast plc and 25,000,000 preference shares of a par value of $0.0001 per share of Waldencast plc;

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to provide that the Waldencast plc Board be divided into three classes, with each class made up of, as nearly as may be possible, one-third of the total number of directors constituting the entire Waldencast plc Board, with only one class of directors being elected in each year and each class serving a three-year term;

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to provide that certain provisions of the Proposed Constitutional Document will be subject to the Investor Rights Agreement, including provisions governing the appointment, removal and replacement of directors, with respect to which Cedarwalk will have certain rights pursuant to the Investor Rights Agreement;

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to authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Constitutional Document in connection with the consummation of the Business Combination (a copy of which is attached to this proxy statement/prospectus as Annex G, respectively), including (1) changing the corporate name from “Waldencast Acquisition Corp.” to “Waldencast plc”, (2) making Waldencast plc’s existence for an unlimited duration and (3) removing certain provisions related to Waldencast plc’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which Waldencast’s board of directors believes is necessary to adequately address the needs of Waldencast plc after the Business Combination;

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consider and vote upon a proposal to approve by ordinary resolution of the holders of Waldencast Class B ordinary shares, to elect nine directors who, upon consummation of the Business Combination, will be the directors of Waldencast plc;

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consider and vote upon a proposal to approve by ordinary resolution for purposes of complying with the applicable provisions of The Nasdaq Stock Market Listing Rule 5635, the issuance of (a) Waldencast plc Class A ordinary shares to the PIPE Investors, pursuant to the PIPE Investment and the Obagi Shareholders, pursuant to the Obagi Merger Agreement and (b) Waldencast plc Units to the Forward Purchasers, pursuant to the Forward Purchase Transaction;

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consider and vote upon a proposal to approve the issuance of the Waldencast plc Non-Economic ordinary shares and the reservation for issue of Waldencast plc Class A ordinary shares in exchange for Waldencast LP Common Units, in each case, to the Milk Members (as defined herein) pursuant to the Milk Equity Purchase Agreement;

•	consider and vote upon a proposal to approve by ordinary resolution, the Waldencast plc 2022 Incentive Award Plan; and
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consider and vote upon a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting.

Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.
Recommendation of Waldencast Board of Directors
Waldencast’s board of directors believes that the Obagi Merger Proposal, the Milk Transaction Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Waldencast’s shareholders and unanimously recommends that its shareholders and, in the case of the Director Election Proposal, its shareholders holding Waldencast Class B ordinary shares, vote “FOR” the Obagi Merger Proposal, “FOR” the Milk Transaction Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Incentive Award Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.
The existence of financial and personal interests of one or more of Waldencast’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Waldencast and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Waldencast’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of Waldencast’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Record Date; Who is Entitled to Vote
Waldencast shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned ordinary shares at the close of business on    , 2022, which is the Record Date for the extraordinary general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Waldencast warrants do not have voting rights. As of the close of business on the Record Date, there were    ordinary shares issued and outstanding, of which were issued and outstanding public shares.
The Sponsor and the Investor Directors have agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and the Investor Directors have agreed to, among other things, vote in favor of the Transaction Agreements and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Obagi Sponsor Support Agreement and the Milk Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and the Investor Directors own 20% of the issued and outstanding ordinary shares.
Quorum
A quorum of Waldencast shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. As of the Record Date for the extraordinary general meeting, 21,562,501 ordinary shares would be required to achieve a quorum.
Abstentions and Broker Non-Votes
Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to Waldencast but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters, but they will not be treated as shares voted on the matter. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction.
Vote Required for Approval
The approval of the Obagi Merger Proposal requires an ordinary resolution under the Cayman Constitutional Documents, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Obagi Merger Proposal is conditioned on the approval of the Milk Transaction Proposal. Therefore, if the Milk Transaction Proposal is not approved, the Obagi Merger Proposal will have no effect, even if approved by holders of ordinary shares.
The approval of the Milk Transaction Proposal requires an ordinary resolution under the Cayman Constitutional Documents, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Milk Transaction Proposal is conditioned on the approval of the Obagi Merger Proposal. Therefore, if the Obagi Merger Proposal is not approved, the Milk Transaction Proposal will have no effect, even if approved by holders of ordinary shares.
The approval of the Domestication Proposal requires a special resolution under the Cayman Constitutional Documents and the Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Domestication Proposal is conditioned on the approval of the Obagi Merger Proposal and the Milk Transaction Proposal. Therefore, if the Obagi Merger Proposal and the Milk Transaction Proposal are not approved, the Domestication Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of each of the Organizational Documents Proposals A and D requires a special resolution under the Cayman Constitutional Documents and the Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting and the approval of each of the Organizational Documents Proposals B and C requires an ordinary resolution under the Cayman Constitutional Documents and the Cayman Islands Companies Act, being the affirmative vote of holders of at least a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Each of the Organizational Documents Proposals is conditioned on the approval of the Domestication Proposal, and, therefore, also conditioned on the approval of the Obagi Merger Proposal and the Milk Transaction Proposal. Therefore, if the Obagi Merger Proposal, the Milk Transaction Proposal and the Domestication Proposal are not approved, each of the Organizational Documents Proposals will have no effect, even if approved by holders of ordinary shares.
The approval of the Director Election Proposal requires an ordinary resolution of the holders of Waldencast Class B ordinary shares under the Cayman Constitutional Documents, being the affirmative vote of a majority of the Waldencast Class B ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Director Election Proposal is conditioned on the approval of the Organizational Documents Proposals, and, therefore, also conditioned on the approval of the Obagi Merger Proposal, the Milk Transaction Proposal and the Domestication Proposal. Therefore, if the Obagi Merger Proposal, the Milk Transaction Proposal, the Domestication Proposal and the Organizational Documents Proposals are not approved, the Director Election Proposal will have no effect, even if approved by holders of ordinary shares.
The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Stock Issuance Proposal is conditioned on the approval of the Director Election Proposal, and, therefore, also conditioned on the approval of the Obagi Merger Proposal, the Milk Transaction Proposal, the Domestication Proposal and the Organizational Documents Proposals. Therefore, if the Obagi Merger Proposal, the Milk Transaction Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal are not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of ordinary shares.
The approval of the Milk Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Milk Issuance Proposal is conditioned on the approval of the Stock Issuance Proposal, and, therefore, also conditioned on the approval of the Obagi Merger Proposal, the Milk Transaction Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal. Therefore, if the Obagi Merger Proposal, the Milk Transaction Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal and the Stock Issuance Proposal are not approved, the Milk Issuance Proposal will have no effect, even if approved by holders of ordinary shares.
The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Incentive Award Plan Proposal is conditioned on the approval of the Milk Issuance Proposal, and, therefore, also conditioned on the approval of the Obagi Merger Proposal, the Milk Transaction Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal. Therefore, if the Obagi Merger Proposal, the Milk Transaction Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal and the Milk Issuance Proposal are not approved, the Incentive Award Plan Proposal will have no effect, even if approved by holders of ordinary shares.
The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Adjournment Proposal is not conditioned upon any other proposal.
Voting Your Shares
Each Waldencast ordinary share that you own in your name entitles you to one vote. Your proxy card shows the number of ordinary shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your ordinary shares at the extraordinary general meeting:
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You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by Waldencast’s board “FOR” the Obagi Merger Proposal, “FOR” the Milk Transaction Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Milk Issuance Proposal, “FOR” the Incentive Award Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting. Votes received after a matter has been voted upon at the extraordinary general meeting will not be counted.

•
You can attend the extraordinary general meeting and vote in person or online. You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way Waldencast can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy
If you are a Waldencast shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:
•	you may send another proxy card with a later date;
•	you may notify Waldencast’s Secretary in writing before the extraordinary general meeting that you have revoked your proxy; or
•	you may attend the extraordinary general meeting and vote in person or online, as indicated above, in which case your proxy will be revoked without further action being required.
Who Can Answer Your Questions About Voting Your Shares
If you are a shareholder and have any questions about how to vote or direct a vote in respect of your ordinary shares, you may call Morrow, Waldencast’s proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400.
Redemption Rights
Pursuant to the Cayman Constitutional Documents, a public shareholder may request of Waldencast that Waldencast plc redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:
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(a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

•	submit a written request to Continental, Waldencast’s transfer agent, that Waldencast plc redeem all or a portion of your public shares for cash; and
•	deliver your public shares to Continental, Waldencast’s transfer agent, physically or electronically through DTC.
Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on    , 2022 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.
Therefore, the election to exercise redemption rights occurs prior to the Domestication and the redemption is with respect to the Waldencast plc public shares that an electing public shareholder holds after the Domestication. For the purposes of Article 49.5 of Waldencast’s memorandum and articles of association and the Cayman Islands Companies Act, the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in this proxy statement/prospectus to “redemption” or “redeeming” shall be interpreted accordingly. Immediately following the Domestication and the consummation of the Business Combination, Waldencast plc shall satisfy the exercise of redemption rights by redeeming the corresponding public shares issued to the public shareholders that validly exercised their redemption rights.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, Waldencast’s transfer agent, directly and instruct them to do so. Public shareholders may elect to redeem all or a portion of the public shares held by them, regardless of if or how they vote in respect of the Business Combination. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, Waldencast plc will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of December 31, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and, accordingly, it is Waldencast plc Class A ordinary shares that will be redeemed immediately after consummation of the Business Combination.
If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Waldencast plc public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC (deposit withdrawal at custodian) system. The transfer agent will typically charge the tendering broker $100.00 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed business combination is not consummated this may result in an additional cost to shareholders for the return of their shares.
Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the BCA Proposal at the extraordinary general meeting. If you deliver your shares for redemption to Waldencast’s transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that Waldencast’s transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Waldencast’s transfer agent, at the phone number or address listed at the end of this section.
Any corrected or changed written exercise of redemption rights must be received by Continental prior to the vote taken on the BCA Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to Waldencast’s agent at least two business days prior to the vote at the extraordinary general meeting.
Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
The Sponsor and the Investor Directors have agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and the Investor Directors have agreed to, among other things, vote in favor of the Transaction Agreements and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Obagi Sponsor Support Agreement and Milk Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and Investor Directors own 20% of the issued and outstanding ordinary shares.
Holders of the warrants will not have redemption rights with respect to the warrants.

The closing price of public shares on May 11, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, was $9.90. As of December 31, 2021, funds in the Trust Account totaled $345,052,047 and were comprised entirely of U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations, or approximately $10.00 per issued and outstanding public share.
Prior to exercising redemption rights, public shareholders should verify the market price of the public shares as they may receive higher proceeds from the sale of their public shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Waldencast cannot assure its shareholders that they will be able to sell their public shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.
Appraisal Rights
Neither Waldencast’s shareholders nor Waldencast’s warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the Jersey Companies Law. Under the Jersey Companies Law, dissenting shareholders of a Jersey company have no appraisal rights that would provide the right to receive payment in cash for the judicially determined fair value of the shares. However, under Jersey law, dissenting shareholders may, following the Domestication, object to the Royal Court of Jersey on the grounds they are unfairly prejudiced by the proposed Business Combination and the proposed Domestication.
Proxy Solicitation Costs
Waldencast is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Waldencast and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Waldencast will bear the cost of the solicitation.
Waldencast has hired Morrow to assist in the proxy solicitation process. Waldencast will pay that firm a fee of $   plus disbursements. Such fee will be paid with non-trust account funds.
Waldencast will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Waldencast will reimburse them for their reasonable expenses.
Waldencast Initial Shareholders
As of the date of this proxy statement/prospectus, there are 43,125,000 ordinary shares issued and outstanding, which includes the 8,545,000 founder shares held by the Sponsor, 80,000 founder shares held by the Investor Directors and the 34,500,000 public shares. As of the date of this proxy statement/prospectus, there is outstanding an aggregate of 17,433,333 warrants, which includes the 5,933,333 private placement warrants held by the Sponsor and the 11,500,000 public warrants.
At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, Obagi, Milk or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of Waldencast’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Obagi, Milk or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Obagi Merger Proposal, the Milk Transaction Proposal,

Organizational Documents Proposals B and C, the Stock Issuance Proposal, the Incentive Award Plan Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of a majority of the Waldencast Class B ordinary shares, such holders being the Sponsor and the Investor Directors, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Director Election Proposal, (3) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and each of the Organizational Documents Proposals A and D, (4) satisfaction of the Minimum Cash Conditions, (5) otherwise limiting the number of public shares electing to redeem and (6) Waldencast’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Investment Amount and the Forward Purchase Amount actually received by Waldencast prior to or substantially concurrently with the Closing) being at least $5,000,001. However, any public shares purchased by the Sponsor or any of its affiliates pursuant to such share purchases or other transactions will not be voted in favor of any of the Condition Precedent Proposals.
Entering into any such arrangements may have a depressive effect on the ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 6-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

BCA PROPOSAL
Waldencast is asking its shareholders to (a) approve by ordinary resolution and adopt the Obagi Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and approve the Obagi Merger and (b) approve by ordinary resolution and adopt the Milk Equity Purchase Agreement, a copy of which is attached as Annex B to this proxy statement/prospectus, and approve the Milk Transaction (together with the Obagi Merger Proposal, the “BCA Proposal”).
Obagi Merger Proposal
Waldencast is asking its shareholders to approve by ordinary resolution and adopt the Obagi Merger Agreement. Waldencast shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Obagi Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. Please see the subsection below entitled “The Obagi Merger Agreement” for additional information and a summary of certain terms of the Obagi Merger Agreement. You are urged to read carefully the Obagi Merger Agreement in its entirety before voting on this proposal.
Because Waldencast is holding a shareholder vote on the Obagi Merger, Waldencast may consummate the Obagi Merger only if it is approved by the affirmative vote of the holders of a majority of ordinary shares that are voted at the extraordinary general meeting.
The Obagi Merger Agreement
This subsection of the proxy statement/prospectus describes the material provisions of the Obagi Merger Agreement, but does not purport to describe all of the terms of the Obagi Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Obagi Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Obagi Merger Agreement in its entirety because it is the primary legal document that governs the Obagi Merger.
The Obagi Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Obagi Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Obagi Merger Agreement. The representations, warranties and covenants in the Obagi Merger Agreement are also modified in part by the underlying disclosure letters (the “disclosure letters”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure letters contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Obagi Merger Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Obagi Merger Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Waldencast, Obagi or any other matter.
Structure of the Merger
On November 15, 2021, Waldencast entered into the Merger Agreement with Merger Sub and Obagi, pursuant to which, among other things, following the Domestication, (i) Merger Sub will merge with and into Obagi, the separate corporate existence of Merger Sub will cease and Obagi will be the surviving corporation and an indirect wholly owned subsidiary of Waldencast and (ii) Waldencast will change its name to “Waldencast plc.”
Prior to and as a condition to the Obagi Merger, pursuant to the Domestication, Waldencast will change its jurisdiction of incorporation by effecting a deregistration under Section 206 of the Cayman Islands Companies Act and a domestication by way of continuance under Part 18C of the Jersey Companies Law, pursuant to which Waldencast’s jurisdiction of incorporation will be changed from the Cayman Islands to Jersey. For more information, see the section entitled “Domestication Proposal.”
Prior to the Effective Time and as a condition to the Obagi Merger (a) Obagi (i) shall cause Obagi Holdings to distribute all of the outstanding equity interests of Obagi Hong Kong to Obagi and that certain promissory note, dated July 30, 2021, of Osibao Cosmetics International Limited payable to the order of Obagi Cosmeceuticals in the principal amount of $2.5 million (the “Osibao Note”) to Obagi and (ii) following such distribution, shall distribute all of the outstanding equity interests of Obagi Hong Kong and the Osibao Note to Cedarwalk, in accordance with the Distribution Agreements (see the section entitled “— Related Agreements — Related Agreements to the Obagi Merger — Distribution Agreements”), and (b) in accordance with the Obagi China Distribution, (i) Obagi Cosmeceuticals, Obagi Netherlands B.V., a Netherlands private limited company (besloten vennootschapand) (“Obagi Netherlands”), Obagi Holdings and Obagi Hong Kong will enter into the Transition Services Agreement (see the section entitled “— Related Agreements — Related Agreements to the Obagi Merger — Transition Services Agreement”), (ii) Obagi Cosmeceuticals and Obagi Hong Kong will enter into the Supply Agreement (see section entitled “— Related Agreements — Related Agreements to the Obagi Merger — Supply Agreement”), (iii) Obagi Cosmeceuticals, Obagi Holdings and Obagi Hong Kong will enter into the IP License Agreement (see the section entitled “— Related Agreements — Related Agreements to the Obagi Merger — IP License Agreement”), (iv) Obagi Holdings, Obagi Cosmeceuticals and Cedarwalk will enter into the side letter to the IP License Agreement (see the section entitled “— Related Agreements — Related Agreements to the Obagi Merger — IP License Agreement”), and (v) Waldencast, Cedarwalk, the Sponsor, and a guarantor of Cedarwalk’s obligation thereunder, will enter into the Investor Rights Agreement (see the section entitled “— Related Agreements — Related Agreements to the Obagi Merger — Investor Rights Agreement”).
Prior to the Obagi Merger Effective Time, Obagi shall use reasonable best efforts to obtain any consent required under the Financing Agreement, dated as of March 16, 2021, by and among Obagi, as ultimate parent, Obagi Holdco, as parent, Obagi Cosmeceuticals, as borrower, the subsidiary guarantors party thereto, the lenders from time to time party thereto and TCW Asset Management Company LLC, as collateral agent and administrative agent, a copy of which is attached to this Registration Statement as Exhibit 10.29 (the “Obagi Existing Credit Agreement”), to give effect to Obagi’s distribution of all of the outstanding equity interests of Clinactiv Technology Limited, a Cayman Islands exempted company limited by shares (“Clinactiv”) to Cedarwalk in accordance with a distribution agreement in a customary form by and among Obagi, Cedarwalk and Waldencast pursuant to the Obagi Pre-Closing Restructuring.

Consideration
Aggregate Obagi Merger Consideration
It is anticipated that, at the Obagi Merger Effective Time (after giving effect to the Obagi China Distribution and the Domestication), among other things, the outstanding shares of Obagi Common Stock as of immediately prior to the Obagi Merger Effective Time (other than in respect of excluded shares as described more fully in the Obagi Merger Agreement) will be cancelled and converted into the right to receive, (a) an amount in cash equal to the quotient obtained by dividing (i) the Obagi Cash Consideration by (ii) the number of Aggregate Fully Diluted Obagi Common Shares and (b) a number of Waldencast plc Class A ordinary shares equal to the quotient obtained by dividing (i) the Obagi Stock Consideration by (ii) the Aggregate Fully Diluted Obagi Common Shares, which will, in the case of the consideration described in either clause (a) or (b) hereof, as applicable, represent a pre-transaction equity value of Obagi of $655.0 million. Subject to the assumptions below, at the Obagi Merger Effective Time (after giving effect to the Obagi Pre-Closing Restructuring) it is anticipated that, among other things, the outstanding shares of Obagi Common Stock as of immediately prior to the Obagi Merger Effective Time (other than in respect of excluded shares as described more fully in the Obagi Merger Agreement) will be cancelled and converted into the right to receive approximately (a) $380.0 million; and (b) 22,851,564 Waldencast plc Class A ordinary shares, which will represent, in the aggregate, a pre-transaction equity value of Obagi of $655.0 million. The number of shares and amount of cash payable set forth above assumes that (a) none of Waldencast’s shareholders will elect to redeem their Class A ordinary shares for a pro rata portion of cash in the Trust Account, and thus the full amount of the approximately $345.1 million held in the Trust Account will be available to the combined company after the Closing of the Business Combination, (b) Waldencast sells and issues (i) 10,500,000 Waldencast plc Class A ordinary shares to the PIPE Investors pursuant to the PIPE Investment and (ii) 33,300,000 Waldencast plc Units to the Forward Purchasers, comprising of 33,300,000 Waldencast plc Class A ordinary shares and 11,100,000 warrants to purchase one Waldencast plc Class A ordinary share, pursuant to the Forward Purchase Transaction, (c) Obagi will not issue any additional equity securities or convert any equity securities into Obagi Common Stock prior to the Business Combination, (d) the Obagi Transaction Expenses will not exceed $26.0 million and (e) all conditions to Closing of the Business Combination will be satisfied or waived. If the actual facts differ from such assumptions, the number of shares and amount of cash payable set forth above will be different. The following table illustrates the number of shares and amount of cash payable to the Obagi Shareholders at different possible redemption levels:
(In millions, except share data)	Assuming No Redemptions	Assuming 30% Redemptions	Assuming Maximum Redemptions(1)	Assuming 90% Redemptions
Cash to Obagi Shareholders	$380.0	$380.0	$327.5	$282.0
Waldencast plc Class A Shares to Obagi Shareholders	22,851,564	22,851,564	28,101,564	32,651,104
(1)
Assumes that 21,952,292 Class A ordinary shares are redeemed in connection with the Business Combination, which is the maximum number of shares that may be redeemed without causing the Minimum Cash Condition to the closing of the Business Combination to be unsatisfied.

Further, if the Obagi Transaction Expenses exceed $26.0 million, the amount of the cash consideration payable to the holders of the Obagi Common Stock immediately prior to the Closing of the Business Combination shall be reduced by the amount of such excess and the aggregate number of Waldencast plc Class A ordinary shares payable to such holders shall be increased by a number of shares equal to the dollar amount of such excess divided by $10.00.
At the Obagi Merger Effective Time, (i) all Obagi Options will be converted into Waldencast plc Options, subject to substantially the same terms and conditions as are in effect with respect to such Obagi Options immediately prior to the Obagi Merger Effective Time; provided that any Obagi Options that have an exercise price per share that is equal to or greater than the Obagi Per Share Merger Consideration will be cancelled without consideration, and (ii) all Obagi RSUs will be converted into Waldencast plc RSUs, subject to substantially the same terms and conditions as are in effect with respect to such Obagi RSUs immediately prior to the Obagi Merger Effective Time. The foregoing determinations do not take into account any additional equity incentive compensation awards that may subsequently be granted.
Treatment of Obagi Awards
As a result of and upon the Obagi Closing, among other things:
(a)	all Obagi Options, whether vested or unvested, will be assumed by Waldencast and converted automatically at the Obagi Merger Effective Time into Waldencast plc Options, exclusive of any Obagi Options that have an exercise price per share that is equal to or greater than the Obagi Per Share Merger Consideration. Subject to the terms of the Obagi Merger Agreement, each Waldencast plc Option will relate to the number of whole Waldencast plc Class A ordinary shares (rounded down to the nearest whole share) equal to (i) the number of shares of Obagi Common Stock subject to the applicable Obagi Option in effect immediately prior to the Obagi Merger Effective Time multiplied by (ii) the ratio equal to (1) the number of Waldencast plc Class A ordinary shares constituting the Total Implied Obagi Equity Consideration divided by (2) the number of Aggregate Fully Diluted Obagi Common Shares (the “Obagi Exchange Ratio”). The exercise price for each Waldencast plc Option will equal (i) the exercise price of the applicable Obagi Option divided by (ii) the Obagi Exchange Ratio, rounded up to the nearest full cent. The terms of each Waldencast Option will otherwise be substantially the same as the Obagi Option for which it is substituted; and
(b)
all Obagi RSUs (or portion thereof), whether vested or unvested, will be assumed by Waldencast and converted at the Obagi Merger Effective Time into corresponding restricted stock units in respect of Waldencast plc Class A ordinary shares. Subject to the terms of the Obagi Merger Agreement, each Waldencast plc RSU will relate to the whole number of Waldencast plc Class A ordinary shares (rounded down to the nearest whole share) equal to the number of shares of Obagi Common Stock subject to the applicable Obagi RSU in effect immediately prior to the Obagi Merger Effective Time, multiplied by the Obagi Exchange Ratio. The terms of each Waldencast RSU will otherwise be substantially the same as the Obagi RSU for which it is substituted.

Closing
In accordance with the terms and subject to the conditions of the Obagi Merger Agreement, the Obagi Closing will take place by electronic delivery of documents and release of signatures at a time to be agreed by Obagi and Waldencast on the date that is the second business day after the satisfaction or waiver of the conditions set forth in the Obagi Merger Agreement (other than those conditions that by their terms are to be satisfied at the Obagi Closing, but subject to the satisfaction or waiver of those conditions), unless another time or date is mutually agreed to in writing by the parties.
Representations and Warranties
The Obagi Merger Agreement contains representations and warranties of Waldencast, Obagi, and the Merger Sub, certain of which are qualified by materiality and material adverse effect (as defined below) and may be further modified and limited by the Obagi disclosure letters. See “— Material Adverse Effect” below. The representations and warranties of Waldencast are also qualified by information included in Waldencast’s public filings, filed or submitted to the SEC on or prior to the date of the Obagi Merger Agreement (subject to certain exceptions contemplated by the Obagi Merger Agreement).
Representations and Warranties of Obagi
Obagi has made representations and warranties relating to, among other things, company organization, subsidiaries, due authorization, no conflict, governmental authorities and consents, capitalization of Obagi and its subsidiaries, financial statements, no undisclosed liabilities, litigation and proceedings, legal compliance, contracts and no defaults, Obagi benefit plans, labor relations and employees, taxes, insurance, permits, equipment and other tangible property, real property, intellectual property, privacy and cybersecurity, environmental matters, absence of changes, anti-bribery compliance, sanctions and international trade compliance and security clearances, information supplied, customers and vendors, health care regulatory, sufficiency of assets, government contracts, the Obagi Pre-Closing Restructuring, brokers’ fees, no additional representations and warranties and existing credit agreement consent.
The representations and warranties of Obagi identified as fundamental under the terms of the Obagi Merger Agreement are those made pursuant to: (i) the first and second sentences of Section 4.1 of the Obagi Merger Agreement (Company Organization), the first and second sentences of Section 4.2 of the Obagi Merger Agreement (Subsidiaries), Section 4.3 of the Obagi Merger Agreement (Due Authorization), Section 4.6 of the Obagi Merger Agreement (Capitalization of Obagi), excluding the first and second sentences of Section 4.6(a), Section 4.6(b) and the first sentence of Section 4.6(c), Section 4.7(a) of the Obagi Merger Agreement (Capitalization of Subsidiaries) and Section 4.32 of the Obagi Merger Agreement (Brokers’ Fees) (collectively, the “Obagi Fundamental Representations”).

Representations and Warranties of Waldencast and Merger Sub
Waldencast and Merger Sub have made representations and warranties relating to, among other things, company organization, due authorization, no conflict, litigation and proceedings, SEC filings, internal controls, listing and financial statements, governmental authorities and consents, the trust account, Investment Company Act and JOBS Act, absence of changes, no undisclosed liabilities, capitalization of Waldencast, indebtedness, taxes, business activities, Nasdaq stock market quotation, registration statement, proxy statement and proxy statement/registration statement, Milk Equity Purchase Agreement, brokers’ fees, and no additional representations or warranties.
The representations and warranties of Waldencast and Merger Sub identified as fundamental under the terms of the Obagi Merger Agreement are those made pursuant to: the first and second sentences of Section 5.1 of the Obagi Merger Agreement (Company Organization), Section 5.2 of the Obagi Merger Agreement (Due Authorization), Section 5.12 of the Obagi Merger Agreement (Capitalization of Waldencast), except for Section 5.12(f) and the last sentence of Section 5.12(e), and Section 5.20 of the Obagi Merger Agreement (Brokers’ Fees) (collectively, the “Waldencast Fundamental Representations”).
Survival of Representations and Warranties
The representations and warranties of the respective parties to the Obagi Merger Agreement generally will not survive the Obagi Closing.
Material Adverse Effect
Under the Obagi Merger Agreement, certain representations and warranties of Obagi are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Under the Obagi Merger Agreement, certain representations and warranties of Waldencast are qualified in whole or in part by a material adverse effect on the ability of Waldencast to enter into and perform its obligations under the Obagi Merger Agreement standard for purposes of determining whether a breach of such representations and warranties has occurred.
Pursuant to the Obagi Merger Agreement, a material adverse effect with respect to Obagi (“Obagi Material Adverse Effect”) means any event, state of facts, development, circumstance, occurrence or effect that (a) has had, or would reasonably be expected to have, individually or in the aggregate with all other Events, a material adverse effect on the business, assets, liabilities, results of operations or financial condition of Obagi and its subsidiaries, taken as a whole or (b) would or would reasonably be expected to, individually or in the aggregate, prevent or materially impair, impede or delay the ability of Obagi to perform its obligations under the Obagi Merger Agreement or any Obagi Ancillary Agreement (as defined under the heading “— Closing Conditions — Conditions to the Obligations of Each Party”) to which it is or will be a party to consummate the transactions contemplated therein.
However, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, an Obagi Material Adverse Effect under clause (a) in the immediately preceding paragraph:
(i)	any change in applicable laws or GAAP or any interpretation thereof following the date of the Obagi Merger Agreement;
(ii)	any change in interest rates or economic, political, business or financial market conditions generally;
(iii)	the taking of any action required by the Obagi Merger Agreement;
(iv)
any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including COVID-19, or any COVID-19 Measures (as defined herein) or any change in such COVID-19 Measures following the date of the Obagi Merger Agreement) or change in climate;

(v)	any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions;
(vi)
any failure of Obagi to meet any projections or forecasts (provided that clause (vi) shall not prevent a determination that any Event not otherwise excluded from the definition of Obagi Material Adverse Effect underlying such failure to meet projections or forecasts has resulted, or would reasonably be expected to result, in an Obagi Material Adverse Effect);

(vii)
any Events generally applicable to the industries or markets in which Obagi and its subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third-party suppliers);

(viii)
the announcement of the Obagi Merger Agreement or the Milk Equity Purchase Agreement and consummation of the transactions contemplated thereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of Obagi and its subsidiaries (it being understood that this clause (viii) shall be disregarded for purposes of the representation and warranty set forth in Section 4.4 of the Obagi Merger Agreement and the condition to the Obagi Closing with respect thereto);

(ix)	any matter set forth on Obagi’s disclosure letter (the “Obagi Disclosure Letter”); or
(x)	any action taken by, or at the written request of, Waldencast or Merger Sub.
Any Event referred to in clauses (i), (ii), (iv), (v) or (vii) above may be taken into account in determining if an Obagi Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, liabilities, results of operations or financial condition of Obagi and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Obagi and its subsidiaries conduct their respective operations (which shall include the skincare industry generally), but only to the extent of the incremental disproportionate effect on Obagi and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Obagi and its subsidiaries conduct their respective operations.
Covenants and Agreements
Obagi has made covenants relating to, among other things, conduct of business, inspection of Obagi, information rights, preparation and delivery of certain additional financial statements, Affiliate Agreements, certain amendments to the Obagi Existing Credit Agreement, the pre-closing restructuring, acquisition proposals, lock-up agreements, 280G matters, and the Waldencast Ventures Guidelines.
Waldencast has made covenants relating to, among other things, employee matters, trust account proceeds and related available equity, Nasdaq listing, no solicitation by Waldencast, Waldencast’s conduct of business, post-closing directors and officers, domestication, indemnification and insurance, Waldencast public filings, PIPE subscriptions, the Forward Purchase Agreements, the Milk Transaction, and shareholder litigation.
Conduct of Business by Obagi
Obagi has agreed that from the date of the Obagi Merger Agreement through the earlier of the Obagi Closing or the termination of the Obagi Merger Agreement (the “Obagi Interim Period”), Obagi will, and will cause its subsidiaries to, except as otherwise explicitly contemplated by the Obagi Merger Agreement (including the Obagi Pre-Closing Restructuring) or the Obagi Ancillary Agreements, or as consented to by Waldencast in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law, use commercially reasonable efforts to operate the business of Obagi in the ordinary course consistent with past practice and use commercially reasonable efforts to retain the services of its current officers, preserve the goodwill of its customers, suppliers and other persons with whom it has significant business relationships and maintain its properties and assets in all material respects, other than due to any actions taken in compliance with any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar law, directive or guidelines promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Coronavirus Response Act.
During the Obagi Interim Period, Obagi has also agreed not to, and to cause its subsidiaries not to, except as otherwise contemplated by the Obagi Merger Agreement (including the Obagi Pre-Closing Restructuring) or the Obagi Ancillary Agreements or as set forth on the Obagi Disclosure Letter or as consented to by Waldencast in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law or any COVID-19 Measures:
•	change or amend the Governing Documents (as defined herein) of Obagi or any of Obagi’s subsidiaries, except as otherwise required by law, or form or cause to be formed any new subsidiary of Obagi;

•
make or declare any dividend or distribution to shareholders of Obagi or make any other distributions in respect of any of Obagi’s or any of its subsidiaries’ capital stock or equity interests, other than with respect to the Obagi Pre-Closing Restructuring;

•
split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of Obagi’s or any of its subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly-owned subsidiary of Obagi that remains a wholly-owned subsidiary of Obagi after consummation of such transaction;

•
purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of Obagi or its subsidiaries, other than with respect to (i) the Obagi Pre-Closing Restructuring and (ii) the acquisition by Obagi or any of its subsidiaries of any shares of capital stock, membership interests or other equity interests of Obagi or its subsidiaries in connection with the forfeiture of any Obagi Awards;

•
enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any material contract or real property lease, other than modification of or entry into such agreements in the ordinary course of business consistent with past practice or as required by law;

•
sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of Obagi or its subsidiaries, except for (i) dispositions of obsolete or worthless equipment, (ii) transactions in the ordinary course of business consistent with past practice in an aggregate amount not exceeding $0.5 million, except that any such transaction with Obagi Hong Kong and its subsidiaries, Clinactiv and its subsidiaries or any other related party (other than in connection with the Obagi Pre-Closing Restructuring) shall be excluded, or (iii) actions taken in connection with the Obagi Pre-Closing Restructuring;

•	acquire any ownership interest in any real property;
•
except as otherwise required by law, or the terms of any benefit plan as in effect on the date of the Obagi Merger Agreement, (i) grant any severance, retention, change in control or termination or similar pay, except (A) with respect to retention of any individual with annual base pay not in excess of $0.15 million, in the ordinary course of business consistent with past practice, (B) in connection with hiring of any individual with annual base pay not in excess of $0.205 million, (C) in connection with promotion of any individual with annual base pay not in excess of $0.15 million and (D) with respect to severance, termination, or similar pay, to any employee with annual base pay not in excess of $0.15 million and whose employment terminates after the date of the Obagi Merger Agreement, in the ordinary course of business consistent with past practice, (ii) terminate, adopt, enter into or materially amend any benefit plan, (iii) materially increase the cash compensation, bonus opportunity or employee benefits of any employee, officer, director or other individual service provider, except in the ordinary course of business consistent with past practice in respect of any individual with annual base pay not in excess of $0.15 million, (iv) establish any trust or take any other action to secure the payment of any compensation payable by Obagi or any of Obagi’s subsidiaries or (v) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by Obagi or any of Obagi’s subsidiaries in the case of any individual with annual base pay not in excess of $0.15 million, except in the ordinary course of business consistent with past practice in respect of any individuals with annual base pay not in excess of $0.15 million;

•
(i) make any material change in the selling, distribution, advertising, terms of sale or collection practices that is inconsistent with past practice, (ii) enter into any material business practices, programs or long term allowances not previously used in the ordinary course of business, or (iii) engage in the practice of “channel stuffing” or any similar program, activity or other action that, in each case, is intended or would reasonably be expected to result in acquisition of products or services from Obagi and its subsidiaries that is materially in excess of normal customer purchasing patterns consistent with past course of dealing during the twelve (12) months prior to the date hereof;

•
acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

•
make any material loans or material advances to any person, except for (i) advances to employees, officers or independent contractors of Obagi or any of Obagi’s subsidiaries for indemnification, attorneys’ fees, travel and other expenses incurred in the ordinary course of business consistent with past practice or (ii) extended payment terms for customers in the ordinary course of business;

•
(i) make or change any material election in respect of material taxes, (ii) materially amend, modify or otherwise change any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (iv) enter into any “closing agreements” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign law) with any Governmental Authority in respect of material taxes, (v) settle any claim or assessment in respect of material taxes, (vi) affirmatively surrender or allow to expire any right to claim a refund of material taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes or in respect of any material tax attribute that would give rise to any claim or assessment of taxes (other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business);

•
(i) incur or assume any indebtedness or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Obagi or any subsidiary of Obagi or guaranty any debt securities of another person, other than any indebtedness or guarantee incurred in the ordinary course of business and in an aggregate amount not to exceed $0.25 million, or (ii) discharge any secured or unsecured obligations or liabilities (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceed $0.25 million, except as otherwise contemplated by the Obagi Merger Agreement or as such obligations become due;

•
issue any additional securities, including shares of Obagi Common Stock or securities exercisable for or convertible into Obagi Common Stock, other than issuances of equity securities upon the exercise or settlement of Obagi Awards outstanding as of the date of the Obagi Merger Agreement;

•
adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Obagi or its subsidiaries (other than the Obagi Merger and the Obagi Pre-Closing Restructuring);

•
waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, action, litigation or other legal proceedings, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $0.25  million in the aggregate;

•
grant to or acquire from, or agree to grant to or acquire from any Person rights to any intellectual property that is material to Obagi and its subsidiaries, or dispose of, abandon or permit to lapse any rights to any intellectual property except (i) for the expiration of patents and copyrights that are Obagi registered intellectual property in accordance with the applicable statutory term or (ii) as reasonably necessary in the ordinary course of business;

•
disclose or agree to disclose to any person (other than Waldencast or any of its representatives) any trade secret or any other material confidential or proprietary information, know-how or process of Obagi or any of its subsidiaries, in each case, other than in the ordinary course of business consistent with past practice and pursuant to obligations to maintain the confidentiality thereof;

•	make or commit to make capital expenditures other than in an amount not in excess of the amount disclosed in the Obagi Disclosure Letter, in the aggregate;
•	manage Obagi’s and its subsidiaries’ working capital in a manner other than in the ordinary course of business consistent with past practice;
•	waive the restrictive covenant obligations of any current or former employee of Obagi or any of Obagi’s subsidiaries;
•
(i) limit the right of Obagi or any of Obagi’s subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person or (ii) other than with respect to Obagi’s intellectual property, grant any exclusive or similar rights to any person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, adversely affect, or materially disrupt, the ordinary course operation of the businesses of Obagi and its subsidiaries, taken as a whole;
•
terminate without replacement, amend in a manner materially detrimental to Obagi or any of Obagi’s subsidiaries, permit to lapse or fail to use reasonable best efforts to maintain, reinstate or replace any material governmental authorization or material permit required for the conduct of the business of Obagi or any of Obagi’s subsidiaries;

•
terminate (without replacement with similar or better coverage) or amend in a manner materially detrimental to Obagi or any of Obagi’s subsidiaries any material insurance policy insuring the business of Obagi or any of Obagi’s subsidiaries; or

•	enter into any agreement to do any action prohibited under Section 6.1 of the Obagi Merger Agreement.
Conduct of Business of Waldencast
Waldencast has agreed that during the Obagi Interim Period, it will, and will cause its subsidiaries, including Merger Sub to, except otherwise as explicitly contemplated by the Obagi Merger Agreement (including as contemplated by Section 7.11 of the Obagi Merger Agreement (PIPE Subscriptions), the PIPE Investment, the Forward Purchase Transaction or in connection with the Domestication), the Obagi Ancillary Agreements, or the Milk Equity Purchase Agreement or as consented to by Obagi in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course and consistent with past practice.
During the Obagi Interim Period, Waldencast has also agreed not to, and to cause its subsidiaries, including Merger Sub, not to, except as otherwise contemplated by the Obagi Merger Agreement (including as contemplated by the PIPE Investment, the Forward Purchase Transaction or in connection with the Domestication), the Obagi Ancillary Agreements, the Milk Equity Purchase Agreement or as consented to by Obagi in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law:
•
seek any approval from Waldencast’s shareholders to change, modify or amend the Investment Management Trust Agreement dated as of March 15, 2021, between Waldencast and Continental, as trustee (the “Trust Agreement”), or the Governing Documents of Waldencast or Merger Sub, except (i) as contemplated by the Condition Precedent Proposals or the Adjournment Proposal (collectively, the “Transaction Proposals”) or (ii) as otherwise required by law;

•
except as contemplated by the Transaction Proposals, (i) make or declare any dividend or distribution to the shareholders of Waldencast or make any other distributions in respect of any of Waldencast’s or Merger Sub’s capital stock, share capital or equity interests, (ii) split, combine, reclassify or otherwise amend any terms of any shares or series of Waldencast’s or Merger Sub’s capital stock or equity interests or (iii) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Waldencast or Merger Sub, other than a redemption of Waldencast Class A ordinary shares effected in connection with the Obagi Merger;

•
(i) make or change any material election in respect of material taxes, (ii) materially amend, modify or otherwise change any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (iv) enter into any “closing agreements” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign law) with any Governmental Authority in respect of material taxes, (v) settle any claim or assessment in respect of material taxes, (vi) affirmatively surrender or allow to expire any right to claim a refund of material taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes or in respect of any material tax attribute that would give rise to any claim or assessment of taxes (other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business);

•
other than as expressly required by the Obagi Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or contract with an affiliate of Waldencast or Merger Sub (including, for the avoidance of doubt, (i) the Sponsor and (ii) any person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

•
issue or sell any debt securities or warrants or other rights to acquire any debt securities of Obagi or any of its subsidiaries, or guaranty any debt securities of another person, other than any indebtedness for borrowed money or guarantee (i) incurred in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $0.1 million or (ii) incurred between Waldencast and Merger Sub;

•
incur, assume or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness, or guarantee any indebtedness of another person, or otherwise knowingly and purposefully incur, assume, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than fees and expenses for professional services incurred in support of the transactions contemplated by the Obagi Merger Agreement and the Obagi Ancillary Agreements or in support of the ordinary course operations of Waldencast (which the parties agree shall include any indebtedness in respect of any working capital loan incurred in the ordinary course of business in an aggregate amount not to exceed $3.5 million, including amounts under Working Capital Loans outstanding as of the date of the Obagi Merger Agreement);

•
(i) issue any securities of Waldencast or securities exercisable for or convertible into securities of Waldencast, other than the issuance of the Obagi Stock Consideration, (ii) grant any options, warrants or other equity-based awards with respect to securities of Waldencast not outstanding on the date of the Obagi Merger Agreement or (iii) amend, modify or waive any of the material terms or rights set forth in any Waldencast warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein;

•	enter into any agreement to do any action prohibited under Section 7.5 of the Obagi Merger Agreement; or
•
amend or waive any provision of the Milk Equity Purchase Agreement, including the exhibits attached thereto, or any Milk Ancillary Documents, or enter into any new agreements with Milk, the equityholders of Milk, or any of their respective affiliates, in a manner that is materially adverse to Obagi or any of its subsidiaries.

During the Obagi Interim Period, Waldencast will, and will cause its subsidiaries (including Merger Sub) to comply with, and continue performing under, as applicable, the Obagi Merger Agreement, the Cayman Constitutional Documents, the Trust Agreement and all other agreements or contracts to which Waldencast or its subsidiaries may be a party.
Covenants of Waldencast
Pursuant to the Obagi Merger Agreement, Waldencast has agreed, among other things, to:
•
provide to Obagi and its subsidiaries any information obtained by Waldencast from Milk, in each case (i) to the extent permitted by applicable law and solely as is necessary to determine if all closing conditions in the Milk Equity Purchase Agreement have been satisfied prior to, or will occur substantially concurrently with or immediately following, the Closing, and the transactions contemplated under the Milk Equity Purchase Agreement will occur immediately following the Closing, and (ii) subject to confidentiality obligations that may be applicable to information furnished to Milk or any of Milk’s subsidiaries by third parties that may be in Milk or any of its subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege;

•
as soon as reasonably practicable following the date of the Obagi Merger Agreement and in any event prior to the effective date of the Registration Statement, approve, adopt and submit for shareholder approval the Waldencast plc 2022 Incentive Award Plan in a form determined by Waldencast;

•
as soon as practicable following the date that is 60 days after the Obagi Closing and subject to applicable securities laws, file an effective registration statement on Form S-8 (or other applicable form) with respect to Waldencast plc’s common stock issuable under the Waldencast plc 2022 Incentive Award Plan and use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Waldencast plc 2022 Incentive Award Plan remain outstanding;

•
for a period of twelve (12) months following the date on which the Obagi Closing actually occurs (the “Obagi Closing Date”) provide, or cause its affiliates to provide, each Obagi employee continuing employment with Waldencast plc or Obagi with (i) an annual base salary or hourly wage rate, as applicable, that is no less favorable than the annual base salary or hourly wage rate, as applicable, provided to such employee immediately prior to the Obagi Closing Date, (ii) target cash incentive opportunity that is no less favorable than the target cash incentive opportunity provided to such employee immediately prior to the Obagi Closing Date and (iii) health, retirement, welfare and other employee and fringe benefits that are no less favorable, in the aggregate, than those provided to such employee immediately prior to the Obagi Closing Date;

•
credit each Obagi employee continuing employment with Waldencast plc or Obagi with his or her years of service with Obagi prior to the Obagi Closing Date to the same extent as such employee was (or would have been) entitled prior to the Obagi Closing Date;

•
cause (i) each Obagi employee continuing employment with Waldencast plc or Obagi to be immediately eligible to participate in any and all Waldencast plc benefit plans; (ii) all pre-existing condition exclusions and actively-at-work requirements of such Waldencast plc benefit plan to be waived for such employee and his or her covered dependents; and (iii) any co-payments, deductibles and other eligible expenses incurred by such employee to be credited for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year of each comparable Waldencast plc benefit plan;

•	not make any grants under the Obagi Global Holdings Limited 2021 Stock Incentive Plan (the “Obagi Stock Plan”);
•
take certain actions so that the amounts held in the Trust Account will be released from the Trust Account and so that the Trust Account will terminate thereafter, in each case, pursuant to the terms and subject to the terms and conditions of the Trust Agreement;

•
until the Obagi Merger Effective Time, ensure Waldencast remains listed as a public company on Nasdaq, and prepare and submit to Nasdaq a listing application, if required under Nasdaq rules, covering the shares of the Waldencast plc Class A ordinary shares and warrants issuable in the Obagi Merger and the Domestication, and use reasonable best efforts to obtain approval for the listing of such shares of and warrants for the Waldencast plc Class A ordinary shares;

•
during the Obagi Interim Period, not, and cause its subsidiaries, affiliates and their respective representatives not to, make any proposal or offer regarding, initiate any discussions or negotiations in respect of, or enter into any agreement for certain alternative transactions and terminate any such negotiations that were ongoing as of the date of the Obagi Merger Agreement;

•
subject to the terms of Waldencast’s Governing Documents, take all such action within its power as may be necessary or appropriate such that immediately following the Obagi Merger Effective Time the Waldencast plc Board shall consist of up to nine directors, which shall initially include (i) Mr. Simon Dai as a designee of Cedarwalk, in its sole discretion, who shall serve in the class of Waldencast directors having the longest prospective term immediately following the Closing, (ii) Mr. Michel Brousset, who shall be the Chief Executive Officer of Waldencast plc as of the Obagi Closing, (iii) Mr. Felipe Dutra, who shall be the Executive Chairman of the Board of Directors of Waldencast plc as of the Obagi Closing, (iv) Mr. Cristiano Souza, (v) Ms. Sarah Brown, (vi) Ms. Juliette Hickman, (vii) Ms. Lindsay Pattison, (viii) Mr. Zack Werner, and (ix) Mr. Aaron Chatterley, (as the eight director nominees of Waldencast);

•	subject to approval of Waldencast’s shareholders, cause the Domestication to become effective prior to the Obagi Merger Effective Time (see the section entitled “Domestication Proposal”);
•
from and after the Obagi Merger Effective Time, as more fully set forth in the Obagi Merger Agreement, Waldencast and Obagi will indemnify and hold harmless each present and former director and officer of Obagi and Waldencast and each of their respective subsidiaries against any costs, expenses, judgments, fines, losses, claims, damages or liabilities incurred in connection with any legal proceeding arising out of or pertaining to matters existing or occurring at or prior to the Obagi Merger Effective Time, to the fullest extent that would have been permitted under applicable law and the applicable Governing Documents to indemnify such person;

•
Waldencast shall or shall cause Obagi following the Obagi Merger to (i) maintain, and cause its Subsidiaries to maintain for a period of not less than six years from the Obagi Merger Effective Time provisions in its Governing Documents and those of its subsidiaries concerning the indemnification and exoneration (including provisions relating to expense advancement) of its and its subsidiaries’ former and current officers, directors and employees, no less favorable to those persons than the provisions of the Governing Documents of Obagi, Waldencast or their respective subsidiaries, as applicable, in each case, as of the date of the Obagi Merger Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder;

•
for a period of six years from the Obagi Merger Effective Time, Waldencast shall or shall cause Obagi following the Obagi Merger to maintain in effect directors’ and officers’ liability, employment practices liability and fiduciary liability insurance covering those persons who are currently covered by Waldencast’s, Obagi’s or their respective subsidiaries’ directors’ and officers’ liability, employment practices liability and fiduciary liability insurance policies on terms not less favorable to the insureds than the terms of such current insurance coverage, except that in no event will Waldencast be required to pay an annual aggregate premium for such insurance in excess of 300% of the aggregate annual premium payable by Waldencast or Obagi, as applicable, for such insurance policy(ies) in effect on the date of the Obagi Merger Agreement;

•
on the Obagi Closing Date, enter into customary indemnification agreements reasonably satisfactory to each of Obagi and Waldencast with the post-Obagi Closing directors and officers of Waldencast plc, which indemnification agreements will continue to be effective following the Obagi Closing;

•
except as otherwise contemplated in Waldencast’s disclosure letter in respect of the Obagi Merger, from the date of the Obagi Merger Agreement through the Obagi Merger Effective Time, keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable law;

•
except as otherwise approved in writing by Obagi (which approval shall not be unreasonably withheld, conditioned or delayed) and except for any of the following actions that would not increase conditionality, reduce the subscription amount under any Subscription Agreement, reduce the per share price under the Subscription Agreement, or reduce or impair the rights of Waldencast under any Subscription Agreement, not permit any amendment or modification to be made to any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate) any provision or remedy under, or any replacements of, or any assignment or transfer of any of the Initial Subscription Agreements, in each case, other than any assignment or transfer contemplated therein or not expressly prohibited thereby;

•
use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it deems to be proper or advisable to consummate the transaction contemplated by the Subscription Agreements on the terms described therein, including using its reasonable best efforts to enforce its rights under the Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) Waldencast the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms;

•
except as otherwise approved in writing by Obagi (which approval shall not be unreasonably withheld, conditioned or delayed) and except for any of the following actions that would not increase conditionality, reduce the subscription amount under any Forward Purchase Agreement, reduce the per share price under any Forward Purchase Agreement, or reduce or impair the rights of Waldencast under any Forward Purchase Agreement, Waldencast shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, or any assignment or transfer of, any of the Forward Purchase Agreements, in each case, other than any assignment or transfer contemplated therein (without any further amendment, modification or waiver to such assignment or transfer provision);

•
use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it deems to be proper or advisable to consummate the transaction contemplated by each Forward Purchase Agreement on the terms described therein, including using its reasonable best efforts to enforce its rights under such Forward Purchase Agreement in accordance with its terms;

•
use reasonable best efforts to comply in all material respects with its obligations under the Milk Equity Purchase Agreement, subject to the terms and conditions thereof, and to ensure the consummation of the Milk Transaction; and

•
promptly notify and keep Obagi reasonably informed of the status of any litigation brought or, to Waldencast’s knowledge, threatened in writing against Waldencast or its board of directors by any of Waldencast’s shareholders in connection with the Obagi Merger Agreement, Milk Equity Purchase Agreement, any Obagi or Milk Ancillary Agreement or the transactions contemplated therein, and will give due consideration to Obagi’s advice with respect to such litigation.

Covenants of Obagi
Pursuant to the Obagi Merger Agreement, Obagi has agreed, among other things, to:
•
subject to confidentiality obligations that may be applicable to information furnished to Obagi or any of its subsidiaries by third parties that may be in the possession of Obagi or its subsidiaries and except for any information that is subject to attorney-client privilege, and to the extent permitted by applicable law, afford Waldencast and its accountants, counsel and other representatives reasonable access during the Obagi Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of Obagi and its subsidiaries, to all of their properties, books, contracts, commitments, tax returns, records and appropriate officers and employees and furnish such representatives with all financial and operating data and other information concerning the affairs of Obagi and its subsidiaries as such representatives may reasonably request;

•
provide to Waldencast and, if applicable, its accountants, counsel or other representatives, (i) such information and such other materials and resources relating to any legal proceeding initiated, pending or threatened during the Obagi Interim Period, or to the compliance and risk management operations and activities of Obagi and its subsidiaries during the Obagi Interim Period, in each case, as Waldencast or such representative may reasonably request, (ii) prompt written notice of any status updates in connection with any such legal proceedings or otherwise relating to any material compliance and risk management matters or decisions of Obagi or its subsidiaries, and (iii) copies of any material written communications sent or received by Obagi or its subsidiaries in connection with such legal proceedings;

•
deliver to Waldencast, as soon as reasonably practicable following the date of the Obagi Merger Agreement, the audited consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, and changes in shareholders’ equity and cash flows of Obagi and its subsidiaries (together with the auditor’s reports thereon and notes thereto) as of and for the years ended December 31, 2020 and December 31, 2019;

•
if the Obagi Merger Effective Time has not occurred prior to February 14, 2022, then as soon as reasonably practicable following February 14, 2022, and in no event later than March 31, 2022, deliver to Waldencast the audited consolidated balance sheets and statements of operations and comprehensive loss, changes in shareholders’ equity (deficit), and cash flows of Obagi and its subsidiaries (including all notes thereto) as of and for the year ended December 31, 2021;

•
at or prior to Obagi Closing, terminate or settle all Affiliate Agreements (as defined herein), other than those set forth in the applicable section of the Obagi Disclosure Letter, without further liability to Waldencast, Obagi or any of its subsidiaries;

•
prior to the Obagi Closing, and as soon as reasonably practicable after the date of the Obagi Merger Agreement, cooperate with Waldencast, and cause shareholders or holders of other equity interests of Obagi and/or any of their respective directors, members, partners, officers, employees or affiliates (other than Obagi)(“the Obagi Group”), and instruct its and their respective representatives to cooperate with Waldencast, with respect to any reasonable requests made by Waldencast to obtain an additional amendment to the Obagi Existing Credit Agreement not otherwise expressly contemplated by the consent to the Financing Agreement, dated as of the date of Obagi Merger Agreement, by and among, inter alia, the lenders party thereto, TCW Asset Management Company LLC, as collateral agent and administrative agent, Obagi Holdings, as parent, and Obagi Cosmeceuticals, as borrower (the “Obagi Existing Credit Agreement Consent”);

•
prior to the Obagi Closing, instruct, and cause the members of the Obagi Group to instruct, its and their respective representatives to, in each case, use their reasonable best efforts to provide to Waldencast with all customary cooperation or assistance as reasonably requested by Waldencast in connection with any other Debt Financing (as defined in the Obagi Merger Agreement);

•
if requested by Waldencast, no later than ten (10) business days prior to the Obagi Closing Date, deliver to Waldencast an executed payoff letter in respect of the Obagi Existing Credit Agreement, together with any applicable related lien release documentation and instruments, in each case, in customary form; provided that Waldencast shall not make such request unless and until it has obtained alternative Debt Financing in an amount equal to or greater than the amount under the Obagi Existing Credit Agreement (“Obagi Alternative Debt Financing”). Notwithstanding the foregoing, under no circumstances will Obagi be obligated to pay any Obagi Payoff Amount prior to the later of (i) the Obagi Closing and (ii) the effective date of the Obagi Alternative Debt Financing;

•
substantially contemporaneously with the Obagi Closing, Obagi and Waldencast shall, and each shall cause its respective subsidiaries to, use reasonable best efforts to enter into the amendments to the Obagi Existing Credit Agreement contemplated by the Obagi Existing Credit Agreement Consent;

•
prior to the Obagi Closing, subject to applicable law and solely in the case of the distribution of all of the outstanding equity interests of Clinactiv to Cedarwalk in accordance with a distribution agreement in a customary form by and among Obagi, Cedarwalk and Waldencast (the “Clinactiv Distribution”), and the receipt of any consent required under the Obagi Existing Credit Agreement in order for Obagi to consummate the Clinactiv Distribution without causing an event of default or mandatory prepayment event occurring thereunder (“Clinactiv Consent”) effect, or cause its subsidiaries or affiliates to effect, all distributions and take all such actions as are necessary so that the Obagi Pre-Closing Restructuring will be consummated prior to the Obagi Closing. If the Obagi board of directors determine in good faith that the Obagi Pre-Closing Restructuring may not be completed pursuant to applicable law, then , subject to the approval of Waldencast, Obagi will use reasonable best efforts to effect the intent of the Obagi Pre-Closing Restructuring in an alternative manner permitted under applicable law that does not subject Waldencast to any material tax;

•	prior to the Obagi Closing, use, or cause its subsidiaries or affiliates to use, reasonable best efforts to obtain the Clinactiv Consent;
•
to the extent the Clinactiv Distribution is not completed prior to the Obagi Closing, (i) continue to use reasonable best efforts to obtain the Clinactiv Consent, and (ii) immediately following receipt of the Clinactiv Consent or upon the Clinactiv Consent no longer being required to consummate the Clinactiv Distribution, subject to applicable law, distribute all of the outstanding equity interests of Clinactiv to Cedarwalk on substantially similar terms as proposed in the Clinactiv Distribution;

•
during the Obagi Interim Period, not, and to instruct and use its commercially reasonable efforts to cause its subsidiaries, affiliates and representatives to not, (i) solicit, initiate or knowingly participate in any negotiations with any person with respect to alternative transactions, or knowingly provide any non-public information or data concerning Obagi or any of its subsidiaries to any person relating to such alternative transactions, (ii) enter into an agreement with respect to any such alternative transactions or proposed transactions, (iii) grant any waiver, amendment or release under any confidentiality agreement executed in connection with such alternative transactions, or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make a proposal with respect to an alternative transaction. From and after the date of the Obagi Merger Agreement, Obagi will, and will instruct and use its reasonable best efforts to cause its officers, directors, representatives, subsidiaries and affiliates and their respective representatives to, immediately cease and terminate all discussions and negotiations with any persons that may be ongoing with respect to certain alternative transactions (other than Waldencast and its representatives). Obagi will promptly notify Waldencast if any person makes any written proposal, offer or inquiry with respect to an alternative transaction and provide Waldencast with a description of the material terms and conditions thereof to the extent that such disclosure would not result in a breach of Obagi’s confidentiality obligations that are in existence as of the date of the Obagi Merger Agreement;

•
cause the shareholders, officers and employees of Obagi listed in the Obagi Disclosure Letter (the “Obagi Lock-Up Shareholders”) to deliver, or cause to be delivered, to Waldencast copies of the Obagi Lock-Up Agreements (as described further under the heading “Related Agreements – Related Agreements to the Obagi Merger and the Milk Transaction – Lock-Up Agreement”) duly executed by all such parties in form and substance reasonably satisfactory to Waldencast; and

•
following the date of the Obagi Merger Agreement, and in all events prior to the Obagi Closing, use its reasonable best efforts to obtain approval or waiver, as applicable, of any “excess parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder).

Joint Covenants of Waldencast and Obagi
In addition, each of Waldencast and Obagi has agreed, among other things, to take certain actions set forth below.
•
each of Waldencast and Obagi will (and, to the extent required, will cause its Affiliates to) comply promptly, but in no event later than ten business days after the date of the Obagi Merger Agreement, with the notification and reporting requirements of the HSR Act;

•	each of Waldencast and Obagi will substantially comply with any information or document requests with respect to antitrust matters as contemplated by the Obagi Merger Agreement;
•
each of Waldencast and Obagi will (and, to the extent required, will cause its Affiliates to) request early termination of any waiting period or periods under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period or periods under the HSR Act and (ii) prevent the entry, in any legal proceeding brought by the Antitrust Division of the U.S. Department of Justice, the U.S. Federal Trade Commission or the antitrust or competition law authorities of any other jurisdiction (whether the U.S., foreign or multinational) (the “Antitrust Authorities”) or any other person, of any Governmental Order that would prohibit, make unlawful or delay the consummation of the transactions contemplated by the Obagi Merger Agreement;

•
Waldencast will cooperate in good faith with the Antitrust Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated by the Obagi Merger Agreement as soon as practicable and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Antitrust Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Obagi Merger, including, with Obagi’s prior written consent (which consent shall not be unreasonably withheld, conditioned, delayed or denied), (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of Obagi or Waldencast or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of Obagi or Waldencast and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the transactions contemplated by the Obagi Merger Agreement;

•
each of Waldencast and Obagi will (and, to the extent required, shall cause its controlled Affiliates to) (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary waiver, clearance, approval, consent, permits, orders, authorization or governmental authorization under laws prescribed or enforceable by any Governmental Authority, for the transactions contemplated by the Obagi Merger Agreement and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by the Obagi Merger Agreement; and (ii) cooperate fully with each other in the defense of such matters;

•
to the extent not prohibited by law, Obagi will promptly furnish to Waldencast, and Waldencast will promptly furnish to Obagi, copies of any notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated by the Obagi Merger Agreement, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the transactions contemplated by the Obagi Merger Agreement;
•
to the extent not prohibited by law, each of the parties agree to provide the other party and its respective counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, whether in person, by telephone, video conference, or otherwise, between such party and/or any of its affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated by the Obagi Merger Agreement;

•
each of the parties agree that Obagi shall be responsible for and pay 33% and Waldencast shall be responsible for and pay 50%, in each case, of the filing fees payable to the Antitrust Authorities in connection with the transactions contemplated by the Obagi Merger Agreement and the Milk Equity Purchase Agreement;

•
(i) Waldencast and Obagi will jointly prepare and Waldencast will, after receipt of the required PCAOB financial statements, file with the SEC mutually acceptable materials, including the proxy statement and (ii) Waldencast will prepare and file with the SEC the Registration Statement (as defined below) in connection with the registration under the Securities Act of (a) the Waldencast plc Class A ordinary shares and (b) the Waldencast plc warrants to be issued in connection with the Domestication;

•
each of Waldencast and Obagi will use its reasonable best efforts to cause the proxy statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the proxy statement/Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated by the Obagi Merger Agreement;

•
Waldencast will use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by the Obagi Merger Agreement, and Obagi will furnish all information concerning Obagi, its subsidiaries and any of their respective members or shareholders as may be reasonably requested in connection with any such action;

•
each of Waldencast and Obagi will furnish to the other party all information concerning itself, its subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the proxy statement/Registration Statement, a Current Report on Form 6-K pursuant to the Exchange Act in connection with the transactions contemplated by the Obagi Merger Agreement, or any other statement, filing, notice or application made by or on behalf of Waldencast, Obagi or their respective subsidiaries to any regulatory authority (including Nasdaq) in connection with the Obagi Merger;

•
Waldencast will, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) disseminate the Registration Statement to shareholders of Waldencast, (ii) give notice, convene and hold a meeting of the shareholders to vote on the Transaction Proposals, in each case in accordance with its Governing Documents then in effect and Nasdaq Listing Rule 5620(b) (such meeting to be held on a date no later than 30 business days following the date the Registration Statement is declared effective), (iii) solicit proxies from the holders of public shares of Waldencast to vote in favor of each of the Transaction Proposals, and (iv) provide its shareholders with the opportunity to elect to effect a redemption;

•
upon the terms set forth in the Obagi Merger Agreement, Obagi will (i) use its best efforts to solicit and obtain approval of the Obagi Merger (“Obagi Shareholder Approval”) in the form of an irrevocable written consent (the “Written Consent”) of Cedarwalk (pursuant to the Stockholder Support Agreement) promptly following the time at which the Registration Statement shall have been declared effective under the Securities Act and delivered or otherwise made available to shareholders, but in any event no later than two (2) business days after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to shareholders, or (ii) in the event Obagi determines it is not able to obtain the Written Consent, Obagi shall duly convene a meeting of the shareholders of Obagi for the purpose of voting solely upon the adoption of the Obagi Merger Agreement, and the other agreements contemplated thereby, including the Obagi Merger, promptly after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to shareholders, but in any event no later than two (2) business days after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to shareholders;
•
each of Waldencast and Obagi will, and each will cause their respective subsidiaries to, (i) use reasonable best efforts to obtain all material consents and approvals of third parties that any of Waldencast, Obagi, or their respective Affiliates are required to obtain in order to consummate the Obagi Merger and (ii) take such other action as may be reasonably necessary or reasonably requested by another party to satisfy the conditions to the Obagi Closing set forth in the Obagi Merger Agreement or otherwise to comply with the Obagi Merger Agreement or to consummate the transactions contemplated thereby;

•
each of Waldencast and Obagi will, prior to the Obagi Merger Effective Time, take all such steps as may be required (to the extent permitted under applicable law) to cause any dispositions of the Obagi Common Stock or acquisitions of Waldencast plc Class A ordinary shares (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated by the Obagi Merger Agreement by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated thereby to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•
each of Waldencast and Obagi will, and will each cause their respective subsidiaries and Affiliates (as applicable), and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by the Obagi Merger Agreement, including the PIPE Investment;

•
Waldencast will instruct its financial advisors to, keep Obagi and its financial advisors reasonably informed with respect to the PIPE Investment and any changes in the rotation of Waldencast Class A ordinary shares and Waldencast Class B ordinary shares during such period, including by (i) providing regular updates and (ii) reasonably consulting and cooperating with, and considering in good faith any feedback from, Obagi or its financial advisors with respect to such matters during the period commencing on the date of announcement of the Obagi Merger Agreement or the transactions contemplated thereby until the Obagi Closing Date; and

•
each of Obagi and Waldencast shall use commercially reasonable efforts (and cause any of their respective subsidiaries to use commercially reasonable efforts) to cooperate to restructure the transactions contemplated hereby upon (i) a change in facts or circumstances or (ii) a change in tax law occurring after the date hereof that, in either case, together with the transactions contemplated by the Obagi Merger Agreement or by the Milk Equity Purchase Agreement, could reasonably be expected to result in Waldencast being treated as an entity classified as a domestic corporation for U.S. federal income tax purposes by reason of Section 7874 of the Code.

Closing Conditions
The consummation of the Obagi Merger is conditioned upon the satisfaction or waiver by the applicable parties to the Obagi Merger Agreement of the conditions set forth below. Therefore, unless these conditions are satisfied or waived by the applicable parties to the Obagi Merger Agreement, the Obagi Merger may not be consummated. There can be no assurance that the parties to the Obagi Merger Agreement would waive any such provisions of the Obagi Merger Agreement.
Minimum Cash Condition
The Obagi Merger Agreement provides that the obligations of Obagi to consummate the Obagi Merger is conditioned on, among other things: (i) that as of the Closing, the Obagi Cash Consideration must equal or exceed $327.5 million, subject to reduction for expenses of Obagi above $26.0 million and (ii) after the completion of the transactions contemplated by such agreements, Waldencast plc will receive an amount in cash equal to or greater than $50.0 million. If there are significant redemptions by public shareholders, then one or more of the Obagi Minimum Cash Conditions may not be satisfied. In the event any of the Obagi Minimum Cash Conditions are not satisfied, the Business Combination could not be consummated unless Obagi waives the Obagi Minimum Cash Conditions.

Conditions to the Obligations of Each Party
The obligations of each party to the Obagi Merger Agreement to consummate, or cause to be consummated, the Obagi Merger are subject to the satisfaction of the following conditions, any one or more of which may (to the extent permitted by applicable law) be waived in writing by the parties:
•	the approval of the Transaction Proposals by Waldencast’s shareholders will have been obtained (the “Waldencast Shareholder Approval”);
•	the Obagi Shareholder Approval will have been obtained;
•
the Registration Statement will have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn;

•
the waiting period or periods under the HSR Act applicable to the transactions contemplated by the Obagi Merger Agreement and the (i) Obagi Sponsor Support Agreement, (ii) Stockholder Support Agreement, (iii) Registration Rights Agreement, (iv) Obagi Confidentiality Agreement, (v) Obagi Lock-Up Agreements, (vi) Distribution Agreements, (vii) Transition Services Agreement, (viii) IP License Agreement, (ix) Supply Agreement, and (x) Investor Rights Agreement (clauses (i) to (x), collectively, the “Obagi Ancillary Agreements”) will have been obtained, expired or been terminated, as applicable;

•
there will not (i) be in force any Governmental Order, in each case, to the extent such Governmental Authority has jurisdiction over the parties to the Obagi Merger Agreement and the transactions contemplated thereby, enjoining or otherwise prohibiting the consummation of the Obagi Merger in certain specified governing jurisdictions, and (ii) have been adopted any law or regulation in such governing jurisdictions that would result in the consummation of the Obagi Merger being illegal or otherwise prohibited;

•	all closing conditions in the Milk Equity Purchase Agreement shall have been satisfied prior to, or will occur substantially concurrently with or immediately following, the Obagi Closing;
•
Waldencast will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Investment Amount and the Forward Purchase Amount, in each case, actually received by Waldencast prior to or substantially concurrently with the Obagi Closing);

•	the Waldencast plc Class A ordinary shares to be issued in connection with the Obagi Merger will have been approved for listing on Nasdaq; and
•	the Obagi China Distribution will have been completed.
Conditions to the Obligations of Waldencast and Merger Sub
The obligations of Waldencast and Merger Sub to consummate, or cause to be consummated, the Obagi Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Waldencast and Merger Sub:
•
certain of the representations and warranties of Merger Sub pertaining to the capitalization of Obagi will be true and correct in all but de minimis respects as of the Obagi Closing Date as though made on and as of such date (or in the case of representations and warranties that address matters only as of a particular date, as of such date);

•
each of the Company Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct in all material respects, in each case, as of the Obagi Closing Date as though made on and as of such date (or in the case of representations and warranties that address matters only as of a particular date, as of such date);

•
each of the other representations and warranties of Obagi contained in the Obagi Merger Agreement (except for as to absence of changes) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct as of the date of the Obagi Closing Date as though made on and as of such date (or in the case of representations and warranties that address matters only as of a particular date, as of such date), except for, in each case, inaccuracies or omissions that have not had, and would not reasonably be expected to have, individually or in the aggregate, an Obagi Material Adverse Effect;
•	each of the covenants of Obagi to be performed or complied with as of or prior to the Obagi Closing will have been performed or complied with in all material respects; and
•	since the date of the Obagi Merger Agreement, there shall not have occurred an Obagi Material Adverse Effect that is continuing.
Conditions to the Obligations of Obagi
The obligation of Obagi to consummate, or cause to be consummated, the Obagi Merger is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Obagi:
•
each of the representations and warranties of Waldencast regarding the capitalization of Waldencast (other than the representations and warranties contained in Section 5.12(e) and Section 5.12(f) of the Obagi Merger Agreement), will be true and correct in all but de minimis respects as of the Obagi Closing Date as though made on and as of such date (or in the case of representations and warranties that address matters only as of a particular date, as of such date);

•
each of the Waldencast Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct in all material respects, in each case as of the Obagi Closing Date as though made on and as of such date (or in the case of representations and warranties that address matters only as of a particular date, as of such date);

•
each of the other representations and warranties of Waldencast contained in the Obagi Merger Agreement (disregarding any qualifications and exceptions contained therein relating to materiality and material adverse effect or any similar qualification or exception) will be true and correct as of the Obagi Closing Date as though made on and as of such date (or in the case of representations and warranties that address matters only as of a particular date, as of such date), except for, in each case, inaccuracies or omissions that have not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Waldencast or Waldencast’s ability to consummate the transactions contemplated by the Obagi Merger Agreement;

•	each of the covenants of Waldencast to be performed or complied with as of or prior to the Obagi Closing will have been performed and complied with in all material respects; and
•
the Domestication will have been completed, including that the deregistration of Waldencast in the Cayman Islands will have been filed with the Cayman Registrar of Companies under the Companies Act (As Revised) of the Cayman Islands (“the Cayman Registrar”) and a copy of the certificate of continuance issued by the Registrar of Companies in Jersey under the Jersey Companies Law (the “Jersey Registrar”) in relation thereto will have been delivered to Obagi.

Termination; Effectiveness
The Obagi Merger Agreement may be terminated and the Obagi Merger abandoned at any time prior to the Obagi Closing:
•	by the mutual written consent of Obagi and Waldencast;
•
by Obagi or Waldencast if any Governmental Order has become final and non-appealable and has the effect of making the consummation of the Obagi Merger illegal or otherwise prohibiting consummation of the Obagi Merger in certain governing jurisdictions, or if there shall be adopted following the date of the Obagi Merger Agreement any law or regulation that would result in the consummation of the Obagi Merger being illegal or otherwise prohibited in such governing jurisdictions;

•
by Obagi or Waldencast if the Waldencast Shareholder Approval has not been obtained by reason of the failure to obtain the required vote at a meeting of Waldencast’s shareholders duly convened therefor or at any adjournment thereof;

•	by Obagi if there has been a modification in recommendation of the board of directors of Waldencast with respect to any of the Transaction Proposals;
•	by Waldencast or Obagi if the Milk Equity Purchase Agreement is terminated;
•
by written notice to Obagi from Waldencast in the event of certain uncured breaches on the part of Obagi or if the Obagi Closing has not occurred on or before August 15, 2022 (the “Obagi Agreement End Date”), unless Waldencast is in material breach of the Obagi Merger Agreement, provided, however, that if, as of the Obagi Agreement End Date, all of the conditions, other than those relating to certain regulatory approvals having been obtained, and those conditions that by their nature are to be satisfied at the Obagi Closing, are satisfied or, if permissible, waived, then Waldencast shall have the right to, by providing written notice to Obagi prior to the Obagi Agreement End Date, extend the Obagi Agreement End Date for one period of three months;

•
by Waldencast if the Obagi Shareholder Approval has not been obtained within two business days after the Registration Statement has been declared effective by the SEC and delivered or otherwise made available to shareholders; or

•
by written notice to Waldencast from Obagi in the event of certain uncured breaches on the part of Waldencast or Merger Sub or if the Obagi Closing has not occurred on or prior to the Obagi Agreement End Date, unless Obagi is in material breach of the Obagi Merger Agreement, provided, however, that if, as of the Obagi Agreement End Date, all of the conditions, other than those relating to certain regulatory approvals having been obtained, and those conditions that by their nature are to be satisfied at the Obagi Closing, are satisfied or, if permissible, waived, then Obagi shall have the right to, by providing written notice to Waldencast prior to the Obagi Agreement End Date, extend the Obagi Agreement End Date for one period of three months.

In the event of the termination of the Obagi Merger Agreement, the Obagi Merger Agreement will become void and have no effect, without any liability on the part of any party thereto or its respective Affiliates, officers, directors or shareholders, other than liability of Obagi, Waldencast or Merger Sub, as the case may be, for such party’s willful and material breach of the Obagi Merger Agreement occurring prior to such termination or such party’s actual fraud, other than with respect to certain exceptions contemplated by the Obagi Merger Agreement (including the terms of the Obagi Confidentiality Agreement) that will survive any termination of the Obagi Merger Agreement.
Waiver; Amendments
No provision of the Obagi Merger Agreement may be waived unless such waiver is in writing and signed by the party or parties against whom such waiver is effective. Any party to the Obagi Merger Agreement may, at any time prior to the Obagi Closing, by action taken by its board of directors, board of managers, managing member or other officers or persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties to the Obagi Merger Agreement, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in the Obagi Merger Agreement or (c) waive compliance by the other parties to the Obagi Merger Agreement with any of the agreements or conditions contained in the Obagi Merger Agreement, but such extension or waiver will be valid only if in writing signed by the waiving party.
The Obagi Merger Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing that is executed in the same manner as the Obagi Merger Agreement and which makes reference to the Obagi Merger Agreement.
Fees and Expenses
If the Obagi Closing does not occur, each party to the Obagi Merger Agreement will be responsible for and pay its own expenses incurred in connection with the Obagi Merger Agreement and the transactions contemplated thereby, including all fees of its legal counsel, financial advisers and accountants. If the Obagi Closing occurs, Waldencast will (i) pay or cause to be paid, Obagi’s transaction expenses, and (ii) pay or cause to be paid, any of its own transaction expenses. Any payments to be made (or cause to be made) by Waldencast shall be paid upon consummation of the Obagi Merger and release of proceeds from the Trust Account.
Milk Transaction Proposal
Waldencast is asking its shareholders to approve by ordinary resolution and adopt the Milk Equity Purchase Agreement. Waldencast shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Milk Equity Purchase Agreement, a copy of which is attached as Annex B to this proxy statement/prospectus. Please see the subsection below entitled “The Milk Equity Purchase Agreement” for additional information and a summary of certain terms of the Milk Equity Purchase Agreement. You are urged to read carefully the Milk Equity Purchase Agreement in its entirety before voting on this proposal.
Because Waldencast is holding a shareholder vote on the Milk Transaction, Waldencast may consummate the Milk Transaction only if it is approved by the affirmative vote of the holders of a majority of ordinary shares that are voted at the extraordinary general meeting.
The Milk Equity Purchase Agreement
This subsection of the proxy statement/prospectus describes the material provisions of the Milk Equity Purchase Agreement, but does not purport to describe all of the terms of the Milk Equity Purchase Agreement. The following summary is qualified in its entirety by reference to the complete text of the Milk Equity Purchase Agreement, a copy of which is attached as Annex B to this proxy statement/prospectus. You are urged to read the Milk Equity Purchase Agreement in its entirety because it is the primary legal document that governs the Milk Transaction.
The Milk Equity Purchase Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Milk Equity Purchase Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Milk Equity Purchase Agreement. The representations, warranties and covenants in the Milk Equity Purchase Agreement are also modified in part by the underlying disclosure letters (the “Milk disclosure letters”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the Milk disclosure letters contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Milk Equity Purchase Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Milk Equity Purchase Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Waldencast, Milk or any other matter.
Structure of the Milk Transaction
On November 15, 2021, Waldencast entered into the Milk Equity Purchase Agreement with Holdco 1, Waldencast LP, Milk, the Milk Members, and the Equityholder Representative, pursuant to which, among other things, following the Milk Pre-Closing Restructuring and the Obagi Merger, the following transactions will occur:
(i)
at the Milk Closing, upon the terms and subject to the conditions of the Milk Equity Purchase Agreement, the Milk Purchasers will acquire from the Milk Members and the Milk Members will sell to the Milk Purchasers all of the issued and outstanding Milk Membership Units in exchange for the Milk Cash Consideration, and the Milk Equity Consideration, which consist of partnership units of Waldencast LP that are redeemable at the option of the holder of such units and, if such option is exercised, exchangeable at the option of Waldencast plc for Waldencast plc Class A ordinary shares or cash in accordance with the terms of the amended and restated limited partnership agreement of Waldencast LP (the “Amended and Restated Waldencast Partners LP Agreement”) and the Waldencast plc Non-Economic ordinary shares; and

(ii)
as a result of the Milk Transaction, among other things, (i) Holdco 1 will purchase from the Milk Members a percentage of the outstanding Milk Membership Units in exchange for the Milk Cash Consideration and the Waldencast plc Non-Economic ordinary shares equal to the Milk Equity Consideration and (ii) Waldencast LP will purchase from the Milk Members the remainder of the outstanding Milk Membership Units in exchange for the Milk Equity Consideration.

Immediately following consummation of the Milk Transaction, (i) Holdco 1 will contribute its equity interest in (a) Milk to Waldencast LP in exchange for limited partnership units in Waldencast LP and (b) Holdco 2 in exchange for Waldencast LP Common Units. The combined company will be organized in an “Up-C” structure, in which the equity interests of Obagi and Milk will be held by Waldencast LP. Waldencast plc’s interests in Obagi and Milk will be held through its wholly-owned subsidiaries, Holdco 1 and Waldencast LP.

This organizational structure will allow the Milk Members to retain a direct equity ownership in Waldencast LP, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Waldencast LP Common Units.
Prior to and as a condition to the Milk Transaction, pursuant to the Domestication, Waldencast will change its jurisdiction of incorporation by effecting a deregistration under Section 206 of the Cayman Islands Companies Act and a domestication by way of continuance under Part 18C of the Jersey Companies Law, pursuant to which Waldencast’s jurisdiction of incorporation will be changed from the Cayman Islands to Jersey. For more information, see the section entitled “Domestication Proposal.”
Consideration
Aggregate Milk Transaction Consideration
It is anticipated that, at the Milk Transaction Effective Time, (after giving effect to the Milk Pre-Closing Restructuring and the Obagi Merger), among other things, (a) Holdco 1 will purchase from the Milk Members a percentage of the outstanding Milk Membership Units in exchange for (i) the Milk Cash Consideration and (ii) a number of Waldencast plc Non-Economic ordinary shares equal to the Milk Equity Consideration and (b) Waldencast LP will purchase from the Milk Members the remainder of the outstanding Milk Membership Units in exchange for the Milk Equity Consideration, which will represent, in the aggregate, a pre-transaction equity value of Milk of $340.0 million. Following its acquisition of Milk Membership Units, Holdco 1 will contribute such units to Waldencast LP. Subject to the assumptions below, at the Milk Transaction Effective Time (after giving effect to the Milk Pre-Closing Restructuring and the Obagi Merger), among other things, the outstanding shares of Milk Membership Units as of immediately prior to the Milk Transaction Effective Time will be exchanged for approximately (a) $140.0 million, (b) 18,343,883 Waldencast plc Non-Economic ordinary shares and (c) 18,343,883 Waldencast LP Common Units, which will represent, in the aggregate, a pre-transaction equity value of Milk of $340.0 million. The issuances of the Milk Equity Consideration and the Waldencast plc Non-Economic ordinary shares will be exempt from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. The number of shares and amount of cash payable set forth above assumes that (a) none of Waldencast’s shareholders will elect to redeem their Waldencast Class A ordinary shares for a pro rata portion of cash in the Trust Account, and thus the full amount of the approximately $345.0 million held in the Trust Account will be available for the combined company after the Closing of the Business Combination, (b) Waldencast sells and issues (i) 10,500,000 Waldencast plc Class A ordinary shares to the PIPE Investors pursuant to the PIPE Investment and (ii) 33,300,000 Waldencast plc Units to the Forward Purchasers, comprising of 33,300,000 Waldencast plc Class A ordinary shares and 11,100,000 warrants to purchase one Waldencast plc Class A ordinary share, pursuant to the Forward Purchase Transaction, (c) Milk will not issue any additional equity securities prior to the Business Combination or convert any equity securities into Milk Membership Units prior to the Business Combination, and (d) all conditions to Closing of the Business Combination will be satisfied or waived. If the actual facts differ from our assumptions, the numbers of shares and amount of cash payable set forth above will be different. The following table illustrates the number of shares and amount of cash payable to the Milk Members at different possible redemption levels:
(In millions, except share data)	Assuming No Redemptions	Assuming 30% Redemptions	Assuming Maximum Redemptions(1)	Assuming 90% Redemptions
Cash to Milk Members	$140.0	$140.0	$116.9	$75.7
Waldencast LP Common Units to Milk Members	18,343,883	18,343,883	20,656,758	24,769,173
Waldencast plc Non-Economic ordinary shares	18,343,883	18,343,883	20,656,758	24,769,173
(1)
Assumes that 21,952,292 Class A ordinary shares are redeemed in connection with the Business Combination, which is the maximum number of shares that may be redeemed without causing the Minimum Cash Condition to the closing of the Business Combination to be unsatisfied.

All Milk Options will be converted into Waldencast plc Options and all Milk UARs will be converted into Waldencast plc SARs, in each case, subject to substantially the same terms and conditions as are in effect with respect to such Milk Option and Milk UAR, as applicable, immediately prior to the Milk Transaction Effective Time; provided that any Milk Options that have an exercise price per share that is equal to or greater than the Milk Per Unit Transaction Consideration, and any Milk UARs that have a strike price per share that is equal to or greater than the

Per Unit Transaction Consideration, will be cancelled without consideration. The foregoing determinations do not take into account any additional equity incentive compensation awards that may subsequently be granted or (i) any Milk Option with an exercise price per share that is equal to or greater than the Milk Per Unit Transaction Consideration or (ii) any Milk UAR with a strike price per share that is equal to or greater than the Milk Per Unit Transaction Consideration, and also assume that all other outstanding Milk Options are exercised immediately before the Milk Transaction Effective Time for the net number of shares subject to the option after deduction of the applicable exercise price and that all Milk UARs are settled immediately before the Milk Transaction Effective Time for the number of shares subject to such Milk UARs.
Treatment of Milk Awards
As a result of and upon the Milk Closing, among other things:
(a)
all Milk Options (or portion thereof), whether vested or unvested, will be released at the Milk Transaction Effective Time in exchange for Waldencast plc Options, exclusive of any Milk Options that have an exercise price per share that is equal to or greater than the Milk Per Unit Transaction Consideration, which will be cancelled without consideration. Subject to the terms of the Milk Equity Purchase Agreement, each Waldencast plc Option will relate to the number of whole Waldencast plc Class A ordinary shares (rounded down to the nearest whole share) equal to (i) the number of shares of Milk common stock subject to the applicable Milk Option in effect immediately prior to the Milk Transaction Effective Time multiplied by (ii) the ratio equal to (i) the number of Waldencast ordinary shares equal to the number of Waldencast LP Common Units constituting the Total Implied Milk Equity Consideration divided by (ii) the number of Aggregate Fully Diluted Milk Common Units (the “Milk Exchange Ratio”). The exercise price for each Waldencast plc Option will equal (i) the exercise price of the applicable Milk Option divided by (ii) the Milk Exchange Ratio, rounded up to the nearest full cent. The terms of each Waldencast plc Option will otherwise be substantially the same as the Milk Option for which it is substituted; and

(b)
all Milk UARs (or portion thereof), whether vested or unvested, will be assumed by Waldencast and converted at the Milk Transaction Effective Time into corresponding Waldencast plc SARs, exclusive of any Milk UARs that have a strike price per share that is equal to or greater than the Milk Per Unit Transaction Consideration, which will be cancelled without consideration. Subject to the terms of the Milk Equity Purchase Agreement, (i) each Waldencast plc SAR will relate to the whole number of Waldencast plc Class A ordinary shares (rounded down to the nearest whole share) equal to the number of shares of Milk common stock subject to the applicable Milk UAR in effect immediately prior to the Milk Transaction Effective Time, multiplied by the Milk Exchange Ratio, and (ii) the strike price per share for each Waldencast plc SAR will be equal to the strike price per share of the applicable Milk UAR in effect immediately prior to the Milk Transaction Effective Time, divided by the Milk Exchange Ratio (the strike price per share, as so determined, being rounded up to the nearest full cent). The terms of each Waldencast plc SAR will otherwise be substantially the same as the Milk UAR for which it is substituted.

Closing
In accordance with the terms and subject to the conditions of the Milk Equity Purchase Agreement, the Milk Closing will take place by electronic delivery of documents and release of signatures at a time to be agreed by Milk and Waldencast on the date that is the second business day after the satisfaction or waiver of the conditions set forth in the Milk Equity Purchase Agreement (other than those conditions that by their terms are to be satisfied at the Milk Closing, but subject to the satisfaction or waiver of those conditions), unless another time or date is mutually agreed to in writing by the parties.
Representations and Warranties
The Milk Equity Purchase Agreement contains representations and warranties of Waldencast, the Milk Purchasers, the Milk Members and Milk, certain of which are qualified by materiality and material adverse effect (as defined below) and may be further modified and limited by the Milk disclosure letters. See “— Material Adverse Effect” below. The representations and warranties of Waldencast are also qualified by information included in Waldencast’s public filings, filed or submitted to the SEC on or prior to the date of the Milk Equity Purchase Agreement (subject to certain exceptions contemplated by the Milk Equity Purchase Agreement).

Representations and Warranties of the Milk Members and Milk
The Milk Members have made representations and warranties relating to, among other things, due authorization, no conflict, governmental authorities and consents, ownership of Milk Membership Units, litigation and proceedings, brokers’ fees, and no additional representations and warranties.
Milk has made representations and warranties relating to, among other things, company organization, subsidiaries, no conflict, governmental authorities and consents, capitalization of Milk and its subsidiaries, financial statements, no undisclosed liabilities, litigation and proceedings, legal compliance, contracts and no defaults, Milk benefit plans, labor relations and employees, taxes, insurance, permits, equipment and other tangible property, real property, intellectual property, environmental matters, absence of changes, anti-corruption compliance, sanctions and international trade compliance and security clearances, information supplied, customers and vendors, cosmetics and personal care regulatory compliance, sufficiency of assets, government contracts, CFIUS, brokers’ fees, and no additional representations and warranties.
The representations and warranties of the Milk Members and Milk identified as fundamental under the terms of the Milk Equity Purchase Agreement are those made pursuant to: (i) the first and second sentences of Section 3.1 of the Milk Equity Purchase Agreement (Due Authorization), (ii) Section 3.4 of the Milk Equity Purchase Agreement (Ownership of Equity), (iii) Section 4.2 of the Milk Equity Purchase Agreement (Subsidiaries), (iv) Section 4.5 of the Milk Equity Purchase Agreement (Capitalization of the Company), (v) Section 4.6(a) of the Milk Equity Purchase Agreement (Capitalization of Subsidiaries) and (vi) Section 4.30 of the Milk Equity Purchase Agreement (Brokers’ Fees) (collectively, the “Milk Members Fundamental Representations”).
Representations and Warranties of Waldencast and the Milk Purchasers
Waldencast and the Milk Purchasers have made representations and warranties relating to, among other things, company organization, due authorization, no conflict, litigation and proceedings, SEC filings, internal controls, listing and financial statements, governmental authorities and consents, the trust account, Investment Company Act and JOBS Act, absence of changes, no undisclosed liabilities, capitalization of Waldencast, indebtedness, taxes, business activities, Nasdaq stock market quotation, registration statement, proxy statement and proxy statement/registration statement, Obagi Merger Agreement, brokers’ fees, and no additional representations or warranties.
The representations and warranties of Waldencast and the Milk Purchasers identified as fundamental under the terms of the Milk Equity Purchase Agreement are those made pursuant to: (i) the first and second sentences of Section 5.1 of the Milk Equity Purchase Agreement (Company Organization), Section 5.2 of the Milk Equity Purchase Agreement (Due Authorization), Section 5.12(a) to Section 5.12(f) of the Milk Equity Purchase Agreement (Capitalization of Waldencast) and Section 5.19 of the Milk Equity Purchase Agreement (Brokers’ Fees) (collectively, the “Waldencast Fundamental Representations”).
Survival of Representations and Warranties
The representations and warranties of the respective parties to the Milk Equity Purchase Agreement generally will not survive the Milk Closing.
Material Adverse Effect
Under the Milk Equity Purchase Agreement, certain representations and warranties of Milk are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Under the Milk Equity Purchase Agreement, certain representations and warranties of Waldencast are qualified in whole or in part by a material adverse effect on the ability of Waldencast to enter into and perform its obligations under the Milk Equity Purchase Agreement standard for purposes of determining whether a breach of such representations and warranties has occurred.
Pursuant to the Milk Equity Purchase Agreement, a material adverse effect with respect to Milk (“Milk Material Adverse Effect”) means any event, state of facts, development, circumstance, occurrence or effect that (a) has had, or would reasonably be expected to have, individually or in the aggregate with all other Events, a material adverse effect on the business, assets, liabilities, results of operations or financial condition of Milk and its subsidiaries, taken as a whole or (b) would or would reasonably be expected to, individually or in the aggregate, prevent or materially impair, impede or delay the ability of Milk to perform its obligations under the Milk Equity Purchase Agreement or any Milk Ancillary Agreement (as defined under the heading “— Closing Conditions — Conditions to the Obligations of Each Party”) to which it is or will be a party to consummate the transactions contemplated therein.
However, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a Milk Material Adverse Effect under clause (a) in the immediately preceding paragraph:
(i)	any change in applicable laws or GAAP or any interpretation thereof following the date of the Milk Equity Purchase Agreement;
(ii)	any change in interest rates or economic, political, business or financial market conditions generally;
(iii)	the taking of any action required by the Milk Equity Purchase Agreement;
(iv)
any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including COVID-19, or any COVID-19 Measures (as defined herein) or any change in such COVID-19 Measures following the date of the Milk Equity Purchase Agreement) or change in climate;

(v)	any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions;
(vi)
any failure of Milk to meet any projections or forecasts (provided that clause (vi) shall not prevent a determination that any Event not otherwise excluded from the definition of Milk Material Adverse Effect underlying such failure to meet projections or forecasts has resulted, or would reasonably be expected to result, in a Milk Material Adverse Effect);

(vii)
any Events generally applicable to the industries or markets in which Milk and its subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third-party suppliers);

(viii)
the announcement of the Milk Equity Purchase Agreement or the Obagi Merger Agreement and consummation of the transactions contemplated thereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of Milk and its subsidiaries (it being understood that this clause (viii) shall be disregarded for purposes of the representation and warranty set forth in Section 4.3 of the Milk Equity Purchase Agreement and the condition to the Milk Closing with respect thereto);

(ix)	any matter set forth on the Milk Members’ disclosure letter (the “Milk Members Disclosure Letter”); or
(x)	any action taken by, or at the written request of, Waldencast or the Milk Purchasers.
Any Event referred to in clauses (i), (ii), (iv), (v) or (vii) above may be taken into account in determining if a Milk Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, liabilities, results of operations or financial condition of Milk and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Milk and its subsidiaries conduct their respective operations (which shall include the skincare industry generally), but only to the extent of the incremental disproportionate effect on Milk and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Milk and its subsidiaries conduct their respective operations.
Covenants and Agreements
The Milk Members and Milk have made covenants relating to, among other things, conduct of business, inspection of Milk, information rights, preparation and delivery of certain additional financial statements, Affiliate Agreements, that certain Loan and Security Agreement, dated as of October 10, 2019 (as amended by that certain First Amendment and Waiver to Loan and Security Agreement, dated as of May 4, 2020, that certain Second Amendment to Loan and Security Agreement, dated as of November 27, 2020, that certain Third Amendment to Loan and Security Agreement, dated as of February 25, 2021, and that certain Fourth Amendment to Loan and Security Agreement, dated as of April 8, 2021), by and between Milk, as borrower, and PWB (the “Milk Existing Credit Agreement”), acquisition proposals, lock-up agreements and the Waldencast Ventures Guidelines.

Waldencast has made covenants relating to, among other things, employee matters, trust account proceeds and related available equity, Nasdaq listing, no solicitation by Waldencast, Waldencast’s conduct of business, domestication, indemnification and insurance, Waldencast public filings, PIPE Investment, the Obagi Merger, stockholder litigation, and the Forward Purchase Agreement.
Conduct of Business by the Milk Members and Milk
The Milk Members have agreed that from the date of the Milk Equity Purchase Agreement through the earlier of the Milk Closing or the termination of the Milk Equity Purchase Agreement (the “Milk Interim Period”), the Milk Members will, and will cause Milk and its subsidiaries to, except as otherwise explicitly contemplated by the Milk Equity Purchase Agreement or the Milk Ancillary Agreements, or as consented to by Waldencast in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law, use commercially reasonable efforts to operate the business of Milk in the ordinary course consistent with past practice and use commercially reasonable efforts to retain the services of its current officers, preserve the goodwill of its customers, suppliers and other persons with whom it has significant business relationships and maintain its properties and assets in all material respects, other than due to any actions taken in compliance with any COVID-19 Measures.
During the Milk Interim Period, Milk has also agreed not to, and to cause its subsidiaries not to, except as otherwise contemplated by the Milk Equity Purchase Agreement or the Milk Ancillary Agreements or as set out forth on the Milk Members Disclosure Letter or as consented to by Waldencast in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law or any COVID-19 Measures:
•	change or amend the Governing Documents of Milk or any of Milk’s Subsidiaries, except as otherwise required by law, or form or cause to be formed any new subsidiary of Milk;
•
make or declare any dividend or distribution to the Milk Members or make any other distributions in respect of any of Milk’s or any of its subsidiaries’ capital stock or equity interests, other than tax distributions consistent with past practice;

•
split, combine, reclassify, recapitalize or otherwise amend any terms of any equity interest or series of Milk’s or any of its subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly-owned subsidiary of Milk that remains a wholly-owned subsidiary of Milk after consummation of such transaction;

•
purchase, repurchase, redeem or otherwise acquire any issued and outstanding equity capital, outstanding shares of capital stock, membership interests or other equity interests of Milk or its subsidiaries;

•
enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any material contract or real property lease, other than entry into such agreements in the ordinary course of business consistent with past practice or as required by law;

•
sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of Milk or its subsidiaries, except for (i) dispositions of obsolete or worthless equipment or (ii) transactions in the ordinary course of business consistent with past practice in an aggregate amount not exceeding $0.5 million;

•	acquire any ownership interest in any real property;
•
except as otherwise required by law, or the terms of any benefit plan as in effect on the date of the Milk Equity Purchase Agreement, (i) grant any severance, retention, change in control or termination or similar pay, except (A) with respect to retention of any individual with annual base pay not in excess of $0.13 million, in the ordinary course of business consistent with past practice, (B) in connection with the promotion or hiring of any individual with annual base pay not in excess of $0.13 million and (C) with respect to severance, termination, or similar pay, to any employee with annual base pay not in excess of $0.13 million and whose employment terminates after the date of the Milk Equity Purchase Agreement, in the ordinary course of business consistent with past practice, (ii) terminate, adopt, enter into or materially amend any benefit plan, (iii) materially increase the cash compensation, bonus opportunity or employee benefits of any employee, officer, director or other individual service provider, except in the ordinary course of business consistent with past practice in respect of any individual with annual base pay not in excess of $0.13 million, (iv) establish any trust or take any other action to secure the payment of any compensation payable by Milk or any of Milk’s subsidiaries or (v) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by Milk or any of Milk’s subsidiaries except in the ordinary course of business in the case of any individual with annual base pay not in excess of $0.13 million;
•
with respect to the business of Milk and its subsidiaries (i) make any material change in the selling, distribution, advertising, terms of sale or collection practices that is inconsistent with past practice; or (ii) engage in the practice of “channel stuffing” or any similar program, activity or other action that, in each case, is intended or would reasonably be expected to result in acquisition of products or services from Milk and its subsidiaries that is materially in excess of normal customer purchasing patterns consistent with past course of dealing during the twelve (12) months prior to the date hereof;

•
acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

•
make any material loans or material advances to any person, except for (i) advances to employees, officers or independent contractors of Milk or any of Milk’s subsidiaries for indemnification, attorneys’ fees, travel and other expenses incurred in the ordinary course of business consistent with past practice or (ii) extended payment terms for customers in the ordinary course of business;

•
(i) make or change any material election in respect of material taxes, (ii) materially amend, modify or otherwise change any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (iv) enter into any “closing agreements” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign law) with any Governmental Authority in respect of material taxes, (v) settle any claim or assessment in respect of material taxes, (vi) affirmatively surrender or allow to expire any right to claim a refund of material taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes or in respect of any material tax attribute that would give rise to any claim or assessment of taxes (other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business);

•
(i) incur or assume any indebtedness or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Milk or any subsidiary of Milk or guaranty any debt securities of another person, other than any indebtedness or guarantee incurred in the ordinary course of business and in an aggregate amount not to exceed $0.5 million, or (ii) discharge any secured or unsecured obligations or liabilities (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceed $0.5 million, except as otherwise contemplated by the Milk Equity Purchase Agreement or as such obligations become due;

•
issue any additional securities, including Milk Membership Units or securities exercisable for or convertible into Milk Membership Units, other than issuances of equity securities upon the exercise or settlement of Milk Options or Milk UARs (“Milk Awards”) outstanding as of the date of the Milk Equity Purchase Agreement;

•	adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Milk or its subsidiaries;
•
waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, action, litigation or other legal proceedings, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $0.5 million in the aggregate;

•
grant to or acquire from, or agree to grant to or acquire from, except as would be granted on a non-exclusive basis or acquired in the ordinary course of business consistent with past practice any person rights to any intellectual property that is material to Milk and its subsidiaries, or dispose of, abandon or permit to lapse any rights to any intellectual property except for (i) the expiration of patents and copyrights that are Milk’s registered intellectual property in accordance with the applicable statutory term or (ii) as reasonably necessary in the ordinary course of business consistent with past practice;

•
disclose or agree to disclose to any person (other than Waldencast or any of its representatives) any trade secret or any other material confidential or proprietary information, know-how or process of Milk or any of its subsidiaries, in each case, other than in the ordinary course of business consistent with past practice and pursuant to obligations to maintain the confidentiality thereof;

•	make or commit to make capital expenditures other than in an amount not in excess of the amount disclosed in the Milk Members Disclosure Letter, in the aggregate;
•	manage Milk’s and its subsidiaries’ working capital in a manner other than in the ordinary course of business consistent with past practice;
•	waive the restrictive covenant obligations of any current or former employee of Milk or any of Milk’s subsidiaries;
•
(i) limit the right of Milk or any of Milk’s subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person or (ii) grant any exclusive or similar rights to any person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, adversely affect, or materially disrupt, the ordinary course operation of the businesses of Milk and its subsidiaries, taken as a whole;

•
terminate without replacement, amend in a manner materially detrimental to Milk or any of Milk’s subsidiaries, permit to lapse or fail to use reasonable best efforts to maintain, reinstate or replace any material governmental authorization or material permit required for the conduct of the business of Milk or any of Milk’s subsidiaries;

•
terminate (without replacement with similar or better coverage) or amend in a manner materially detrimental to Milk or any of Milk’s subsidiaries any material insurance policy insuring the business of Milk or any of Milk’s subsidiaries; or

•	enter into any agreement to do any action prohibited under Section 6.1 of the Milk Equity Purchase Agreement.
Conduct of Business of Waldencast
Waldencast has agreed that during the Milk Interim Period, it will, and will cause its subsidiaries, including the Milk Purchasers, to, except as otherwise explicitly contemplated by the Milk Equity Purchase Agreement (including as contemplated by the PIPE Investment, the Forward Purchase Transaction or in connection with the Domestication) or as consented to by Milk in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course and consistent with past practice.
During the Milk Interim Period, Waldencast has also agreed not to, and to cause the Milk Purchasers not to, except as otherwise contemplated by the Milk Equity Purchase Agreement (including as contemplated by the PIPE Investment, the Forward Purchase Agreement or in connection with the Domestication) or the Milk Ancillary Agreements, the Obagi Merger Agreement or as consented to by Milk in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law:
•
seek any approval from Waldencast’s shareholders to change, modify or amend the Trust Agreement or the Governing Documents of Waldencast or the Milk Purchasers, except (i) as contemplated by the Transaction Proposals or (ii) as otherwise required by applicable law;

•
except as contemplated by the Transaction Proposals, (i) make or declare any dividend or distribution to the shareholders of Waldencast or make any other distributions in respect of any of Waldencast’s or the Milk Purchasers’ capital stock, share capital or equity interests, (ii) split, combine, reclassify or otherwise amend any terms of any shares or series of Waldencast’s or the Milk Purchasers’ capital stock or equity interests or (iii) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Waldencast or the Milk Purchasers, other than a redemption of Waldencast Class A ordinary shares effected in connection with the Milk Transaction;

•
(i) make or change any material election in respect of material taxes, (ii) materially amend, modify or otherwise change any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (iv) enter into any “closing agreements” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign law) with any Governmental Authority in respect of material taxes, (v) settle any claim or assessment in respect of material taxes, (vi) affirmatively surrender or allow to expire any right to claim a refund of material taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes or in respect of any material tax attribute that would give rise to any claim or assessment of taxes (other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business);
•
other than as expressly required by the Milk Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or contract with an Affiliate of Waldencast or the Milk Purchasers (including, for the avoidance of doubt, (i) the Sponsor and (ii) any person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

•
issue or sell any debt securities or warrants or other rights to acquire any debt securities of Milk or any of its subsidiaries, or guaranty any debt securities of another person, other than any indebtedness for borrowed money or guarantee (i) incurred in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $0.5 million or (ii) incurred between Waldencast and the Milk Purchasers;

•
incur, assume or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness, or guarantee any indebtedness of another person, or otherwise knowingly and purposefully incur, assume, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than fees and expenses for professional services incurred in support of the transactions contemplated by the Milk Equity Purchase Agreement and the Milk Ancillary Agreements or in support of the ordinary course operations of Waldencast (which the parties agree shall include any indebtedness in respect of any working capital loan incurred in the ordinary course of business in an aggregate amount not to exceed $3.5 million, including amounts under working capital loans outstanding as of the date of the Milk Equity Purchase Agreement);

•
(i) issue any securities of Waldencast or securities exercisable for or convertible into securities of Waldencast, (ii) grant any options, warrants or other equity-based awards with respect to securities of Waldencast not outstanding on the date of the Milk Equity Purchase Agreement or (iii) amend, modify or waive any of the material terms or rights set forth in any Waldencast warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein;

•	enter into any agreement to do any action prohibited under Section 7.5 of the Milk Equity Purchase Agreement; or
•	amend or waive any provision of the Obagi Merger Agreement or any Obagi Ancillary Documents in a manner that is materially adverse to Milk or any of its subsidiaries.
During the Milk Interim Period, Waldencast will, and will cause its subsidiaries (including the Milk Purchasers) to comply with, and continue performing under, as applicable, the Milk Equity Purchase Agreement, the Cayman Constitutional Documents, the Trust Agreement and all other agreements or contracts to which Waldencast or its subsidiaries may be a party.
Covenants of Waldencast
Pursuant to the Milk Equity Purchase Agreement, Waldencast has agreed, among other things, to:
•
provide to Milk and its subsidiaries any information obtained by Waldencast and the Milk Purchasers from Obagi, in each case, (i) to the extent permitted by applicable law and solely as is necessary to determine if all closing conditions in the Obagi Merger Agreement shall have been satisfied and the transactions contemplated thereunder shall have occurred prior to the Closing, and (ii) subject to confidentiality obligations that may be applicable to information furnished to Obagi or any of Obagi’s subsidiaries by third parties that may be in Obagi’s or any of its subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege;

•
as soon as reasonably practicable following the date of the Milk Equity Purchase Agreement and in any event prior to the effective date of the Registration Statement, approve, adopt and submit for stockholder approval the Waldencast plc 2022 Incentive Award Plan in a form determined by Waldencast;

•
as soon as practicable following the date that is 60 days after the Milk Closing and subject to applicable securities laws, file an effective registration statement on Form S-8 (or other applicable form) with respect to Waldencast plc’s common stock issuable under the Incentive Award Plan and use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Waldencast plc 2022 Incentive Award Plan remain outstanding;

•
for a period of twelve (12) months following the date on which the Milk Closing actually occurs (“Milk Closing Date”) provide, or cause its Affiliates to provide, each employee continuing employment with Waldencast or Milk with (i) an annual base salary or hourly wage rate, as applicable, that is no less favorable than the annual base salary or hourly wage rate, as applicable, provided to such employee immediately prior to the Milk Closing Date, (ii) target cash incentive opportunity that is no less favorable than the target cash incentive opportunity provided to such employee immediately prior to the Milk Closing Date and (iii) health, retirement, welfare and other employee and fringe benefits that are no less favorable, in the aggregate, than those provided to such employee immediately prior to the Milk Closing Date;

•
for the purposes of determining eligibility, vesting, participation and benefit accrual under Waldencast and its Affiliate’s’ plans and programs providing employee benefits (including, without limitation, severance), credit each Milk continuing employee with his or her years of service with Milk prior to the Milk Closing Date to the same extent as such employee was (or would have been) entitled;

•
cause (i) each Milk continuing employee to be immediately eligible to participate, without any waiting time, in any and all Waldencast benefit plans; (ii) all pre-existing condition exclusions and actively-at-work requirements of such Waldencast benefit plan to be waived for such employee and his or her covered dependents; and (iii) any co-payments, deductibles and other eligible expenses incurred by such employee and/or his or her covered dependents during the plan year ending on the Milk Closing Date to be credited for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year of each comparable Waldencast benefit plan;

•	not make any grants under the Milk Makeup LLC Appreciation Rights Plan (the “Milk Appreciation Rights Plan”);
•
take certain actions so that the amounts held in the Trust Account will be released from the Trust Account and so that the Trust Account will terminate thereafter, in each case, pursuant to the terms and subject to the terms and conditions of the Trust Agreement;

•
until the Milk Transaction Effective Time, ensure Waldencast remains listed as a public company on Nasdaq, and prepare and submit to Nasdaq a listing application, if required under Nasdaq rules, covering the shares of the Waldencast plc Class A ordinary shares and warrants issuable in the Milk Transaction and the Domestication and use commercially reasonable efforts to obtain approval for the listing of such shares of and warrants for the Waldencast plc Class A ordinary shares;

•
during the Milk Interim Period, not, and cause its subsidiaries not, and instruct its and their representatives not, make any proposal or offer regarding, initiate any discussions or negotiations in respect of, or enter into any agreement for certain alternative transactions and terminate any such negotiations that were ongoing as of the date of the Milk Equity Purchase Agreement;

•
subject to approval of Waldencast’s shareholders, cause the Domestication to become effective prior to the Milk Transaction Effective Time (see the section entitled “Domestication Proposal”), including by (i) completing and making and procuring all filings to be made with the Cayman Registrar in connection with the Domestication, (ii) obtain a certificate of de-registration from the Cayman Registrar, (iii) completing and making and procuring all filings required to be made with the Jersey Registrar in connection with the Domestication and (iv) obtaining a certificate of continuance from the Jersey Registrar;

•
from and after the Milk Transaction Effective Time, as more fully set forth in the Milk Equity Purchase Agreement, Waldencast and Milk will indemnify and hold harmless each present and former director and officer of Milk and Waldencast and each of their respective subsidiaries against any costs, expenses, judgments, fines, losses, claims, damages or liabilities incurred in connection with any legal proceeding arising out of or pertaining to matters existing or occurring at or prior to the Milk Transaction Effective Time, to the fullest extent that would have been permitted under applicable law and the applicable Governing Documents to indemnify such person;

•
Waldencast shall or shall cause Milk to (i) maintain, and cause its subsidiaries to maintain for a period of not less than six years from the Milk Transaction Effective Time provisions in its Governing Documents and those of its subsidiaries concerning the indemnification and exoneration (including provisions relating to expense advancement) of its and its subsidiaries’ former and current officers, directors and employees, no less favorable to those persons than the provisions of the Governing Documents of Milk, Waldencast or their respective subsidiaries, as applicable, in each case, as of the date of the Milk Equity Purchase Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder, in each;

•
for a period of six years from the Milk Transaction Effective Time, Waldencast shall or shall cause Milk following the Milk Transaction to maintain in effect directors’ and officers’ liability, employment practices liability and fiduciary liability insurance covering those persons who are currently covered by Waldencast’s, Milk’s or their respective subsidiaries’ directors’ and officers’ liability, employment practices liability and fiduciary liability insurance policies on terms not less favorable to the insureds than the terms of such current insurance coverage, except that in no event will Waldencast be required to pay an annual aggregate premium for such insurance in excess of 300% of the aggregate annual premium payable by Waldencast or Milk, as applicable, for such insurance policy(ies) in effect on the date of the Milk Equity Purchase Agreement;

•
on the Milk Closing Date, enter into customary indemnification agreements reasonably satisfactory to each of Milk and Waldencast with the post-Milk Closing directors and officers of Waldencast plc, which indemnification agreements will continue to be effective following the Milk Closing;

•
except as otherwise contemplated in Waldencast’s disclosure letter in respect of the Milk Transaction, from the date of the Milk Equity Purchase Agreement through the Milk Transaction Effective Time, keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable law;

•
except as otherwise approved in writing by Milk (which approval shall not be unreasonably withheld, conditioned or delayed) and except for any of the following actions that would not increase conditionality, reduce the subscription amount under any Subscription Agreement, reduce the per share price under the Subscription Agreement, or reduce or impair the rights of Waldencast under any Subscription Agreement, not permit any amendment or modification to be made to any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate) any provision or remedy under, or any replacements of, or any assignment or transfer of any of the Initial Subscription Agreements, in each case, other than any assignment or transfer contemplated therein or not expressly prohibited thereby;

•
use its commercially reasonable efforts to take, or to cause to be taken, all actions required, necessary or that it deems to be proper or advisable to consummate the transaction contemplated by the Subscription Agreements on the terms described therein, including using its commercially reasonable efforts to enforce its rights under the Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) Waldencast the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms;

•
use reasonable best efforts to comply in all material respects with its obligations under the Obagi Merger Agreement, subject to the terms and conditions thereof, and to ensure the consummation of the Obagi Merger;

•	promptly notify and keep Milk reasonably informed of the status of any litigation brought or, to Waldencast’s knowledge, threatened in writing against Waldencast or its board of directors by any of

Waldencast’s shareholders in connection with the Milk Equity Purchase Agreement, Obagi Merger Agreement, any Milk or Obagi Ancillary Agreement or the transactions contemplated therein, and will give due consideration to Milk’s advice with respect to such litigation; and
•
except as otherwise approved in writing by Milk (prior to the Milk Closing) (which approval shall not be unreasonably withheld, conditioned or delayed) and except for any of the following actions that would not increase conditionality, reduce the subscription amount under any Forward Purchase Agreement, reduce the per share price under any Forward Purchase Agreement, or reduce or impair the rights of Waldencast under any Forward Purchase Agreement, Waldencast shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, or any assignment or transfer of, any of the Forward Purchase Agreements, in each case, other than any assignment or transfer contemplated therein or not expressly prohibited thereby (without any further amendment, modification or waiver to such assignment or transfer provision).

Covenants of Milk
Pursuant to the Milk Equity Purchase Agreement, the Milk Members and Milk have agreed, among other things, to:
•
subject to confidentiality obligations that may be applicable to information furnished to Milk or any of its subsidiaries by third parties that may be in the possession of Milk or its subsidiaries and except for any information that is subject to attorney-client privilege, and to the extent permitted by applicable law, afford Waldencast and its accountants, counsel and other representatives reasonable access during the Milk Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of Milk and its subsidiaries, to all of their properties, books, contracts, commitments, tax returns, records and appropriate officers and employees and furnish such representatives with all financial and operating data and other information concerning the affairs of Milk and its subsidiaries as such representatives may reasonably request;

•
provide to Waldencast and, if applicable, its accountants, counsel or other representatives, (i) such information and such other materials and resources relating to any legal proceeding initiated, pending or threatened during the Milk Interim Period, or to the compliance and risk management operations and activities of Milk and its subsidiaries during the Milk Interim Period, in each case, as Waldencast or such representative may reasonably request, (ii) prompt written notice of any status updates in connection with any such legal proceedings or otherwise relating to any material compliance and risk management matters or decisions of Milk or its subsidiaries, and (iii) copies of any material written communications sent or received by Milk or its subsidiaries in connection with such legal proceedings;

•
deliver to Waldencast, as soon as reasonably practicable following the date of the Milk Equity Purchase Agreement, (i) the audited consolidated balance sheets and the related consolidated statements of operations and members’ equity and cash flows of Milk and its subsidiaries (together with the auditor’s reports thereon and notes thereto) as of and for the years ended December 31, 2020 and December 31, 2019 and (ii) the auditor reviewed consolidated balance sheets and the related consolidated statements of operations and members’ equity and cash flows of Milk and its subsidiaries (including all notes thereto) as of and for the nine-month period ended September 30, 2021;

•
if the Milk Transaction Effective Time has not occurred prior to February 14, 2022, then as soon as reasonably practicable following February 14, 2022, deliver to Waldencast the audited consolidated balance sheets and statements of operations and comprehensive loss, changes in stockholders’ equity (deficit), and cash flows of Milk and its subsidiaries (including all notes thereto) as of and for the year ended December 31, 2021;

•
at or prior to the Milk Closing, terminate or settle all Affiliate Agreements (as defined in the Milk Equity Purchase Agreement), other than those set forth in the applicable section of the Milk Members Disclosure Letter, without further liability to Waldencast, Milk or any of its subsidiaries;

•
prior to the Milk Closing, instruct its and their respective representatives to, in each case, use their reasonable best efforts to provide to Waldencast with all customary cooperation or assistance as reasonably requested by Waldencast in connection with the Debt Financing (as defined in the Milk Equity Purchase Agreement);

•
no later than three business days prior to the Milk Closing Date, deliver to Waldencast an executed payoff letter in respect of the Milk Existing Credit Agreement, together with any applicable related lien release documentation and instruments, in each case, in customary form. Notwithstanding the foregoing, under no circumstances will Milk be obligated to pay any Milk Payoff Amount prior to the Milk Closing;

•
during the Milk Interim Period, not, and cause its subsidiaries and representatives to not, (i) solicit, initiate or knowingly participate in any negotiations with any person with respect to alternative transactions, or knowingly provide any non-public information or data concerning Milk or any of its subsidiaries to any person relating to such alternative transactions, (ii) enter into an agreement with respect to any such alternative transactions or proposed transactions, (iii) grant any waiver, amendment or release under any confidentiality agreement, or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make a proposal with respect to an alternative transaction. From and after the date of the Milk Equity Purchase Agreement, the Milk Members will, and will cause Milk to use its reasonable best efforts to instruct and cause its officers and directors, representatives, subsidiaries and Affiliates and their respective representatives to, immediately cease and terminate all discussions and negotiations with any persons that may be ongoing with respect to certain alternative transactions (other than Waldencast and its representatives). Milk will promptly notify Waldencast if any person makes any written proposal, offer or inquiry with respect to an alternative transaction and provide Waldencast with a description of the material terms and conditions thereof to the extent that such disclosure would not result in breach of Milk’s confidentiality obligations that are in existence as of the date of the Milk Equity Purchase Agreement; and

•
cause the Milk Members and officers and employees of Milk listed in the Milk Members Disclosure Letter (the “Lock-Up Members”, and together with the Obagi Lock-Up Shareholders, the “Lock-Up Holders”) to deliver, or cause to be delivered, to Waldencast copies of the Milk Lock-Up Agreements (as described further under the heading “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger and the Milk Transaction — Lock-Up Agreement”) duly executed by all such parties in form and substance reasonably satisfactory to Waldencast.

Joint Covenants of Waldencast, the Milk Members and Milk
In addition, each of Waldencast, the Milk Members and Milk has agreed, among other things, to take certain actions set forth below.
•
each of Waldencast, the Milk Members and Milk will (and, to the extent required, will cause its Affiliates to) comply promptly, but in no event later than ten business days after the date of the Milk Equity Purchase Agreement, with the notification and reporting requirements of the HSR Act;

•
each of Waldencast, the Milk Members and Milk will substantially comply with any information or document requests with respect to antitrust matters as contemplated by the Milk Equity Purchase Agreement;

•
each of Waldencast, the Milk Members and Milk will (and, to the extent required, will cause its Affiliates to) request early termination of any waiting period or periods under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period or periods under the HSR Act and (ii) prevent the entry, in any legal proceeding brought by an Antitrust Authority or any other person, of any governmental order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by the Milk Equity Purchase Agreement;

•
Waldencast will cooperate in good faith with the Antitrust Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated by the Milk Equity Purchase Agreement as soon as practicable and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Antitrust Authority or the issuance of any governmental order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Milk Transaction, including, with Milk’s prior written consent (which consent shall not be unreasonably withheld, conditioned, delayed or denied), (i) proffering and consenting and/or agreeing to a governmental order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of Milk or Waldencast or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of Milk or Waldencast and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the transactions contemplated by the Milk Equity Purchase Agreement;
•
each of Waldencast, the Milk Members and Milk will (and, to the extent required, shall cause its controlled affiliates to) (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary waiver, clearance, approval, consent, permits, orders, authorization or governmental authorization under laws prescribed or enforceable by any Governmental Authority, for the transactions contemplated by the Milk Equity Purchase Agreement and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by the Milk Equity Purchase Agreement; and (ii) cooperate fully with each other in the defense of such matters;

•
to the extent not prohibited by law, Milk will promptly furnish to Waldencast, and Waldencast will promptly furnish to Milk, copies of any notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated by the Milk Equity Purchase Agreement, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the transactions contemplated by the Milk Equity Purchase Agreement;

•
Milk shall be responsible for and pay 17% and Waldencast shall be responsible for and pay 50%, in each case, of the filing fees payable to the Antitrust Authorities in connection with the transactions contemplated by the Milk Equity Purchase Agreement and the Obagi Merger Agreement;

•
(i) Waldencast will, and the Milk Members will cause Milk to, jointly prepare and Waldencast will, after receipt of the required PCAOB financial statements, file with the SEC mutually acceptable materials, including the proxy statement and (ii) Waldencast will prepare and file with the SEC the Registration Statement in connection with the registration under the Securities Act of (a) the Waldencast plc Class A ordinary shares and (b) the Waldencast plc warrants to be issued in connection with the Domestication;

•
each of Waldencast and the Milk Members will, and the Milk Members will cause Milk to, use its reasonable best efforts to cause the proxy statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the proxy statement/Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated by the Milk Equity Purchase Agreement;

•
Waldencast will use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by the Milk Equity Purchase Agreement, and the Milk Members will, and will cause Milk to, furnish all information as may be reasonably requested in connection with any such action;

•
each of Waldencast and the Milk Members agree to, and the Milk Members will cause Milk to, furnish to the other party all information concerning itself, its subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the proxy statement/Registration Statement, a Current Report on Form 6-K pursuant to the Exchange Act in connection with the transactions contemplated by the Milk Equity Purchase Agreement, or any other statement, filing, notice or application made by or on behalf of Waldencast, the Milk Members or their respective subsidiaries to any regulatory authority (including Nasdaq) in connection with the Milk Transaction;

•
Waldencast will, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) disseminate the Registration Statement to shareholders of Waldencast, (ii) give notice, convene and hold a meeting of the shareholders to vote on the Transaction Proposals, in each case in accordance with its Governing Documents then in effect and Nasdaq Listing Rule 5620(b) (such meeting to be held on a date no later than 30 business days following the date the Registration Statement is declared effective), (iii) solicit proxies from the holders of public shares of Waldencast to vote in favor of each of the Transaction Proposals, and (iv) provide its shareholders with the opportunity to elect to effect a redemption;
•
each of Waldencast and the Milk Members will, and the Milk Members will cause Milk to, and each will cause their respective subsidiaries to (i) use reasonable best efforts to obtain all material consents and approvals of third parties that any of Waldencast, the Milk Members, Milk, or their respective Affiliates are required to obtain in order to consummate the Milk Transaction and (ii) take such other action as may be reasonably necessary or reasonably requested by another party to satisfy the conditions to the Milk Closing set forth in the Milk Equity Purchase Agreement or otherwise to comply with the Milk Equity Purchase Agreement or to consummate the transactions contemplated thereby;

•
each of Waldencast and the Milk Members will, and the Milk Members will cause Milk to, prior to the Milk Transaction Effective Time, take all such steps as may be required (to the extent permitted under applicable law) to cause any dispositions of the Milk Membership Units or acquisitions of Waldencast plc Class A ordinary shares (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated by the Milk Equity Purchase Agreement by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated thereby to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•
each of Waldencast and the Milk Members will, and the Milk Members will cause Milk to, and will each cause their respective subsidiaries and Affiliates (as applicable), and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by the Milk Equity Purchase Agreement, including the PIPE Investment; and

•
Waldencast will instruct its financial advisors to, keep Milk and its financial advisors reasonably informed with respect to the PIPE Investment and any changes in the rotation of Waldencast Class A ordinary shares and Waldencast Class B ordinary shares during such period, including by (i) providing regular updates and (ii) reasonably consulting and cooperating with, and considering in good faith any feedback from, Milk or its financial advisors with respect to such matters during the period commencing on the date of announcement of the Milk Equity Purchase Agreement or the transactions contemplated thereby until the Milk Closing Date.

Closing Conditions
The consummation of the Milk Transaction is conditioned upon the satisfaction or waiver by the applicable parties to the Milk Equity Purchase Agreement of the conditions set forth below. Therefore, unless these conditions are satisfied or waived by the applicable parties to the Milk Equity Purchase Agreement, the Milk Transaction may not be consummated. There can be no assurance that the parties to the Milk Equity Purchase Agreement would waive any such provisions of the Milk Equity Purchase Agreement.
Minimum Cash Condition
The Milk Equity Purchase Agreement provides that the obligations of Milk to consummate the Milk Transaction is conditioned on, among other things: (i) that as of the Milk Closing, the Milk Cash Consideration must equal or exceed $112.5 million and (ii) that after the completion of the transactions contemplated by such agreements, Waldencast plc will receive an amount in cash equal to or greater than $50.0 million. If there are significant redemptions by public shareholders, then one or more of the Milk Minimum Cash Conditions may not be satisfied.
Conditions to the Obligations of Each Party
The obligations of each party to the Milk Equity Purchase Agreement to consummate, or cause to be consummated, the Milk Transaction are subject to the satisfaction of the following conditions, any one or more of which may (to the extent permitted by applicable law) be waived in writing by all of such parties:

•	the Waldencast Shareholder Approval will have been obtained;
•
the Registration Statement will have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn;

•
the waiting period or periods under the HSR Act and any other required regulatory approval set forth on the Milk Members Disclosure Letter applicable to the transactions contemplated by the Milk Equity Purchase Agreement and the (i) Milk Sponsor Support Agreement, (ii) Confidentiality Agreement, dated as of June 27, 2021, between Waldencast and Milk, as amended by the Confidentiality Agreement Side Letter, dated as of August 11, 2021, between Waldencast and Milk (“Milk Confidentiality Agreement”), (iii) Registration Rights Agreement and (iv) Milk Lock-Up Agreements (clauses (i), (ii), (iii) and (iv), collectively, the “Milk Ancillary Agreements”) will have been obtained, expired or been terminated, as applicable;

•
there will not (i) be in force any Governmental Order, in each case, to the extent such Governmental Authority has jurisdiction over the parties to the Milk Equity Purchase Agreement and the transactions contemplated thereby, enjoining or otherwise prohibiting the consummation of the Milk Transaction, and (ii) have been adopted any law or regulation that would result in the consummation of the Milk Transaction being illegal or otherwise prohibited;

•	all closing conditions in the Obagi Merger Agreement shall have been satisfied and the transactions contemplated thereunder shall have occurred prior to the Milk Closing;
•
Waldencast will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Investment Amount and the Forward Purchase Amount, in each case, actually received by Waldencast prior to or substantially concurrently with the Milk Closing); and

•	the Waldencast plc Class A ordinary shares to be issued in connection with the Milk Transaction will have been approved for listing on Nasdaq.
Conditions to the Obligations of Waldencast and the Milk Purchasers
The obligations of Waldencast and the Milk Purchasers to consummate, or cause to be consummated, the Milk Transaction are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Waldencast and the Milk Purchasers:
•
certain of the representations and warranties of the Milk Members and Milk pertaining to the ownership of equity and capitalization of Milk will be true and correct in all but de minimis respects as of the Milk Closing Date as though made on and as of such date (or in the case of representations and warranties that address matters only as of a particular date, as of such date);

•
each of the Milk Members Fundamental Representations (other than the ownership of equity and capitalization representations referenced above) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct in all material respects, in each case, as of the Milk Closing Date as though made on and as of such date (or in the case of representations and warranties that address matters only as of a particular date, as of such date);

•
each of the other representations and warranties of the Milk Members contained in the Milk Equity Purchase Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct as of the Milk Closing Date as though made on and as of such date (or in the case of representations and warranties that address matters only as of a particular date, as of such date), except for, in each case, inaccuracies or omissions that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Milk Material Adverse Effect;

•	each of the covenants of Milk to be performed or complied with as of or prior to the Milk Closing will have been performed or complied with in all material respects; and

•	since the date of the Milk Equity Purchase Agreement, there shall not have occurred a Milk Material Adverse Effect that is continuing.
Conditions to the Obligations of the Milk Members
The obligation of the Milk Members to consummate, or cause to be consummated, the Milk Transaction is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Milk (on behalf of the Milk Members):
•
each of the representations and warranties of Waldencast and the Milk Purchasers regarding the capitalization of Waldencast (other than the representations and warranties contained in Section 5.12(g) and Section 5.12(h) of the Milk Equity Purchase Agreement), will be true and correct in all but de minimis respects as of the Milk Closing Date as though made on and as of such date (or in the case of representations and warranties that address matters only as of a particular date, as of such date);

•
each of the Waldencast Fundamental Representations (other than the capitalization representations referenced above) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct in all material respects, in each case as of the Milk Closing Date as though made on and as of such date (or in the case of representations and warranties that address matters only as of a particular date, as of such date);

•
each of the other representations and warranties of Waldencast contained in the Milk Equity Purchase Agreement (disregarding any qualifications and exceptions contained therein relating to materiality and material adverse effect or any similar qualification or exception) will be true and correct as of the Milk Closing Date as though made on and as of such date (or in the case of representations and warranties that address matters only as of a particular date, as of such date), except for, in each case, inaccuracies or omissions that have not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Waldencast or Waldencast’s ability to consummate the transactions contemplated by the Milk Equity Purchase Agreement;

•	each of the covenants of Waldencast and the Milk Purchasers to be performed or complied with as of or prior to the Milk Closing will have been performed and complied with in all material respects; and
•
the Domestication will have been completed, including that the deregistration of Waldencast in the Cayman Islands will have been filed with the Cayman Registrar and a copy of the certificate of continuance issued by the Jersey Registrar in relation thereto will have been delivered to Milk.

Termination; Effectiveness
The Milk Equity Purchase Agreement may be terminated and the Milk Transaction abandoned at any time prior to the Milk Closing:
•	by the mutual written consent of Milk and Waldencast;
•
by Milk or Waldencast if any Governmental Order has become final and non-appealable and has the effect of making the consummation of the Milk Transaction illegal or otherwise prohibiting consummation of the Milk Transaction, or if there shall be adopted following the date of the Milk Equity Purchase Agreement any law or regulation that would result in the consummation of the Milk Transaction being illegal or otherwise prohibited;

•
by Milk or Waldencast if the Waldencast Shareholder Approval has not been obtained by reason of the failure to obtain the required vote at a meeting of Waldencast’s shareholders duly convened therefor or at any adjournment thereof;

•	by Milk if there has been a modification in recommendation of the board of directors of Waldencast with respect to any of the Transaction Proposals;
•	by Waldencast or Milk if the Obagi Merger Agreement is terminated;
•
by written notice to Milk from Waldencast in the event of certain uncured breaches on the part of Milk or if the Closing has not occurred on or before August 15, 2022 (the “Milk Agreement End Date”), unless Waldencast is in material breach of the Milk Equity Purchase Agreement, provided, however, that if, as of the Milk Agreement End Date, all of the conditions, other than those relating to certain regulatory approvals having been obtained, and those conditions that by their nature are to be satisfied at the Milk Closing, are satisfied or, if permissible, waived, then Waldencast shall have the right to, by providing written notice to Milk prior to the Milk Agreement End Date, extend the Milk Agreement End Date for one period of three months;
•
by written notice to Waldencast from Milk in the event of certain uncured breaches on the part of Waldencast or the Milk Purchasers or if the Milk Closing has not occurred on or prior to the Milk Agreement End Date, unless Milk is in material breach of the Milk Equity Purchase Agreement, provided, however, that if, as of the Milk Agreement End Date, all of the conditions, other than those relating to certain regulatory approvals having been obtained, and those conditions that by their nature are to be satisfied at the Milk Closing, are satisfied or, if permissible, waived, then Milk shall have the right to, by providing written notice to Waldencast prior to the Milk Agreement End Date, extend the Milk Agreement End Date for one period of three months.

In the event of the termination of the Milk Equity Purchase Agreement, the Milk Equity Purchase Agreement will become void and have no effect, without any liability on the part of any party thereto or its respective Affiliates, officers, directors or stockholders, other than liability of the Milk Members, Waldencast or the Milk Purchasers, as the case may be, for such party’s willful and material breach of the Milk Equity Purchase Agreement occurring prior to such termination or such party’s actual fraud, other than with respect to certain exceptions contemplated by the Milk Equity Purchase Agreement (including the terms of the Milk Confidentiality Agreement) that will survive any termination of the Milk Equity Purchase Agreement.
Waiver; Amendments
No provision of the Milk Equity Purchase Agreement may be waived unless such waiver is in writing and signed by the party or parties against whom such waiver is effective. Any party to the Milk Equity Purchase Agreement may, at any time prior to the Milk Closing, by action taken by its board of directors, board of managers, managing member or other officers or persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties to the Milk Equity Purchase Agreement, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in the Milk Equity Purchase Agreement or (c) waive compliance by the other parties to the Milk Equity Purchase Agreement with any of the agreements or conditions contained in the Milk Equity Purchase Agreement, but such extension or waiver will be valid only if in writing signed by the waiving party.
The Milk Equity Purchase Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing that is executed in the same manner as the Milk Equity Purchase Agreement and which makes reference to the Milk Equity Purchase Agreement.
Fees and Expenses
If the Milk Closing does not occur, each party to the Milk Equity Purchase Agreement will be responsible for and pay its own expenses incurred in connection with the Milk Equity Purchase Agreement and the transactions contemplated thereby, including all fees of its legal counsel, financial advisers and accountants. If the Milk Closing occurs, Waldencast will (i) pay or cause to be paid, Milk Transaction Expenses, and (ii) pay or cause to be paid, any of its own transaction expenses. Any payments to be made (or cause to be made) by Waldencast shall be paid upon consummation of the Milk Transaction and release of proceeds from the Trust Account.
Potential Impact of Significant Redemptions on the Percentage Ownership of Waldencast plc Ordinary Shares by the Public Shareholders of Waldencast
In accordance with and subject to the terms of (a) the Obagi Merger Agreement, if the amount of the Obagi Closing Available Cash (as defined herein) is reduced, as a result of, among other things, redemptions of public shareholders, to an amount that is equal to or less than $670.0 million and greater than $565.0 million, then the cash consideration payable to Obagi Shareholders in accordance with the Obagi Merger Agreement, will be reduced by the amount of the Obagi Cash Consideration Reduction Amount (as defined herein) and the amount of such reduction will be substituted with an amount of Waldencast plc Class A ordinary shares equal to the value of such reduction in accordance with the terms of the Obagi Merger Agreement (the “Obagi Consideration Substitution”) and (b) the Milk Equity Purchase Agreement, if the amount of the Milk Closing Available Cash (as defined herein) is reduced, as a result of, among other things, redemptions of Waldencast public shareholders, to an amount that is equal to or less than $630.0 million and greater than $565.0 million, the cash consideration payable to Milk Members in accordance with the Milk Equity Purchase Agreement, will be reduced by the amount of the Milk Cash Consideration Reduction Amount (as defined herein) and the amount of such reduction will be substituted with an amount of Waldencast plc Class A ordinary shares equal to the value of such reduction in accordance with the terms of the Milk Equity Purchase Agreement (the “Milk Consideration Substitution,” together with the Obagi Consideration Substitution, the “Consideration Substitution”). In the event that the scenario set forth in the preceding sentence were to occur and the amount of the Obagi Closing Available Cash and the Milk Closing Available Cash as determined in accordance with the respective Transaction Agreement, are greater than $565.0 million, the Minimum Cash Conditions may still be satisfied, and as such the Business Combination may still close. As a result of any such Consideration Substitution, after the Closing, the aggregate percentage ownership of the non-redeeming Waldencast public shareholders of the fully diluted outstanding Waldencast plc ordinary shares could be reduced from approximately 30.8% to an amount equal to or less than approximately 19.6% of the fully diluted outstanding Waldencast plc ordinary shares.
Certain Engagements in Connection with the Business Combination and Related Transactions
J.P. Morgan Securities LLC (“J.P. Morgan”) is acting as exclusive financial advisor and lead capital markets advisor to Waldencast in connection with the proposed Business Combination. J.P. Morgan and Credit Suisse Securities (USA) LLC (“Credit Suisse”) were the underwriters on the initial public offering of Waldencast and will receive a deferred fee upon consummation of the Business Combination as previously agreed in connection with such initial public offering.
In addition, J.P. Morgan, Credit Suisse, and their respective Affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investing, hedging, market making, brokerage and other financial and non-financial activities and services. J.P. Morgan, Credit Suisse and their respective Affiliates may provide investment banking and other commercial dealings to Waldencast and their respective Affiliates in the future, for which they would expect to receive customary compensation.
In addition, in the ordinary course of its business activities, J.P. Morgan, Credit Suisse and their respective Affiliates, officers, directors and employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Waldencast, or their respective Affiliates. J.P. Morgan, Credit Suisse and their respective Affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Related Agreements
This section describes certain additional agreements entered into or to be entered into pursuant to the Obagi Merger Agreement and / or the Milk Equity Purchase Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of such related agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to this Registration Statement, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Shareholders and other interested parties are urged to read such related agreements in their entirety prior to voting on the proposals presented at the extraordinary general meeting.
Related Agreements to the Obagi Merger
Obagi Sponsor Support Agreement
In connection with the execution of the Obagi Merger Agreement, Waldencast, the Sponsor, Obagi, and the Investor Directors entered into the Obagi Sponsor Support Agreement, dated as of November 15, 2021, a copy of which is attached to this proxy statement/prospectus as Annex C. Pursuant to the Obagi Sponsor Support Agreement, the Sponsor and the Investor Directors agreed to, among other things, vote in favor of the Obagi Merger Agreement, the Milk Equity Purchase Agreement, and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Obagi Sponsor Support Agreement.

The Sponsor and the Investor Directors also agreed not to (a) sell or otherwise dispose of, or agree to sell or dispose of, directly or indirectly, any Waldencast Class A ordinary shares or any Waldencast warrants held by the Sponsor and the Investor Directors immediately after the Closing, (b) deposit any Waldencast Class A ordinary shares into a voting trust or enter into a voting agreement that is inconsistent with the Obagi Sponsor Support Agreement, (c) enter into any swap, engage in hedging or other arrangements that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Waldencast Class A ordinary shares or Waldencast warrants or (d) publicly announce any intention to effect any transaction specified in clause (a) – (c).
The Obagi Sponsor Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest of (a) the termination of the Obagi Merger Agreement, (b) the occurrence of the Obagi Closing, (c) the liquidation of Waldencast, and (d) the written agreement of Waldencast, Obagi and the Sponsor or the Investor Directors. Upon such termination of the Obagi Sponsor Support Agreement, all obligations of the parties under the Obagi Sponsor Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated thereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Obagi Sponsor Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the Obagi Sponsor Support Agreement prior to such termination.
Stockholder Support Agreement
In connection with the execution of the Obagi Merger Agreement, Waldencast entered into a support agreement with Obagi and Cedarwalk, a copy of which is attached to the accompanying proxy statement/prospectus as Annex E. Pursuant to the Stockholder Support Agreement, Cedarwalk agreed to, among other things, vote to adopt and approve, upon the effectiveness of the Registration Statement being declared effective and delivered or otherwise made available to stockholders, the Obagi Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions of the Stockholder Support Agreement.
Cedarwalk also agreed not to (a) sell or otherwise dispose of, or agree to sell or dispose of, directly or indirectly, any shares of Obagi Common Stock held by Cedarwalk immediately after the Closing, (b) enter into any swap or other arrangements that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Obagi Common Stock, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b).
The Stockholder Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest of (a) the termination of the Obagi Merger Agreement, (b) the occurrence of the Obagi Closing, (c) the liquidation of Waldencast, and (d) the written agreement of Waldencast, Obagi and Cedarwalk. Upon such termination of the Stockholder Support Agreement, all obligations of the parties under the Stockholder Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated thereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Stockholder Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the Stockholder Support Agreement prior to such termination.
Distribution Agreements
In connection with the Obagi Merger, prior to the Obagi Closing, Obagi Holdings will distribute to Obagi, and Obagi will distribute to Cedarwalk, the current sole shareholder of Obagi, the Obagi China Distribution (being all of the issued and outstanding shares of capital stock of Obagi Hong Kong and certain related assets) in accordance with the terms of the Distribution Agreements.
Transition Services Agreement
In connection with the Obagi China Distribution, Obagi Cosmeceuticals, the Lead Providers and Obagi Hong Kong will enter into a transition services agreement. Pursuant to the Transition Services Agreement, the Lead Providers will provide to Obagi Hong Kong and its Affiliates certain transition services to enable Obagi Hong Kong to conduct Obagi-branded business as a going concern in the China Region. The Lead Providers will provide the transition services set forth under the Transition Services Agreement for up to twelve (12) months following the

Obagi Closing, with an option for Obagi Hong Kong, in its sole discretion, to extend the service period for up to an additional twelve (12) months solely with respect to certain services relating to research & development (collectively, the “Service Period”). Services will be charged at the reasonable, fully loaded costs of providing the services, but such services will be provided at no charge for a certain period of time or up to a specified amount of services.
The Transition Services Agreement will terminate upon the earliest to occur of (a) the expiration of the Service Period, (b) the date on which the provision of all transition services has terminated, expired or been canceled pursuant to section 4.1 of the Transition Services Agreement, provided that, if Obagi Hong Kong chooses to terminate any service prior to expiration of any specified length of time for such service set forth on Schedule A thereto, then Obagi Hong Kong shall provide at least 30 days’ advance written notice to the applicable Lead Provider of its intent to terminate such service, provided, however, that if any such service involves a third party where such additional period of time beyond 15 days is required to terminate such service, such termination shall not become effective until such period of time as may be required under the relevant third-party contract for the service, to be determined on a service-by-service basis, or (c) a notice of termination by a non-breaching party due to a material breach of the Transition Services Agreement by any party which, if curable, is not cured within the 20-day cure period. Upon such termination of the Transition Services Agreement or any service, the applicable Lead Provider shall be entitled to all undisputed outstanding amounts due from Obagi Hong Kong for the provision of services rendered prior to the date of termination and, upon resolution of any disputed amounts in favor of such Lead Provider, such disputed amounts. In addition, Obagi Hong Kong shall reimburse the applicable Lead Providers for any reasonable costs and expenses (including as a result of any non-cancellable commitments) incurred as a result of shortening the time period for performance of the applicable service(s).
Intellectual Property License Agreement
In connection with the Obagi China Distribution, Obagi Worldwide and Obagi Hong Kong will enter into an intellectual property license agreement, and a side letter to the same agreement. Under the IP License Agreement, Obagi Worldwide will exclusively license intellectual property relating to the Obagi brand to Obagi Hong Kong with respect to the China Region, and Obagi Worldwide will retain the rights to such intellectual property to conduct the Obagi-branded business worldwide except for the China Region. The license from Obagi Worldwide to Obagi Hong Kong will include future intellectual property of Obagi Worldwide relating to the Obagi brand in the worldwide business, including, but not limited to: (i) trademarks; (ii) domain names; (iii) patents; (iv) trade secrets and know-how; (v) copyrights; and (vi) product specifications and formulas.
The license will be perpetual, irrevocable, non-transferable and sublicensable, subject to: (x) a limited right of Obagi Worldwide to terminate for an uncured material breach by Obagi Hong Kong that materially and adversely affects Obagi Worldwide or the Obagi brand, in which case Obagi Worldwide will purchase Obagi Hong Kong at a discount to fair market value based on an independent valuation procedure; (y) the right of either party to transfer the IP License Agreement without consent of the other party to an Affiliate or to a successor in interest in connection with any merger, business combination or other change of control transaction, or sale of a product or service line; and (z) a right of Obagi Hong Kong to sublicense to Affiliates, Approved CMOs (as defined in the Supply Agreement) and other approved third parties. Upon the termination of the IP License Agreement, at the written request of Obagi Worldwide, Obagi Hong Kong shall promptly cease, and shall cause its sublicensees to promptly cease, all use of the Licensed IP Rights (as defined in the IP License Agreement), subject to a non-exclusive right to use the Licensed IP Rights for a period of up to nine complete calendar months following the effective date of termination, in a manner consistent with past practice and in compliance with the terms and conditions of this Agreement, to sell off all inventory of China Products (as defined in the IP License Agreement) to consumers in the China Region (and subject to the terms relating to royalties in the IP License Agreement).
Pursuant to the terms of the IP License Agreement, Obagi Hong Kong will be obligated to pay Obagi Worldwide a royalty of five and a half percent (5.5%) of gross sales of licensed products, subject to certain deductions.
The IP License Agreement also contains, among other things, customary indemnification provisions in favor of each party, information rights and restrictions on Obagi Hong Kong’s ability to apply for or obtain registration for any intellectual property similar to that licensed to Obagi Hong Kong pursuant to the IP License Agreement. Furthermore, Obagi Worldwide is generally responsible for the protection, maintenance and enforcement of the licensed intellectual property, including the Obagi brand.

All Obagi and Obagi-related trademarks will be owned by Obagi Worldwide and Obagi Hong Kong’s use of such trademarks will be subject to the terms of the IP License Agreement, including adherence to Obagi Worldwide’s quality control guidelines and granting Obagi Worldwide customary audit rights over Obagi Hong Kong’s use of the licensed intellectual property.
Supply Agreement
In connection with the Obagi China Distribution, Obagi Cosmeceuticals and Obagi Hong Kong will enter into a global supply services agreement. Pursuant to the Supply Agreement, Obagi Cosmeceuticals will supply, or cause to be supplied through certain CMOs (as defined in the Supply Agreement), products to Obagi Hong Kong and its Affiliates, and Obagi Hong Kong may purchase such products for distribution and sale in the China Region.
The term of the Supply Agreement is perpetual, subject to termination for uncured material breach or termination in the event that the IP License Agreement is terminated. Upon such termination of the Supply Agreement:
•	Obagi Hong Kong shall promptly refrain from using the Product Information File, the Specifications and the Confidential Information of Obagi Cosmeceuticals (each as defined in the Supply Agreement);
•
Obagi Hong Kong shall return to Obagi Cosmeceuticals all documents relating to the Product Information File, Specifications and Confidential Information of Obagi Cosmeceuticals. The relevant costs shall be borne by the party who is responsible for the termination or the non-renewal of the Supply Agreement; and

•
unless the Supply Agreement is terminated by Obagi Hong Kong due to Obagi Cosmeceuticals’ breach of its obligations related to the quality of the products, Obagi Cosmeceuticals shall complete the manufacturing of all products covered by firm orders and deliver them to the applicable recipient.

Investor Rights Agreement
In connection with the Obagi Merger Agreement, at the Obagi Closing, Waldencast will enter into an investor rights agreement with Cedarwalk, the Sponsor and a guarantor of Cedarwalk’s obligation thereunder. Pursuant to the Investor Rights Agreement, Cedarwalk will have the right to nominate one director for election or appointment to the Waldencast plc Board for so long as Cedarwalk owns 5% of the then-outstanding common stock of Waldencast, and such appointee will initially be Simon Dai. Mr. Dai shall serve in the class of Waldencast directors having the longest prospective term (i.e., at least three years).
The Investor Rights Agreement further provides that, in the event Cedarwalk or any of its subsidiaries or controlled affiliates proposes to transfer its interest in any of the equity securities of Obagi Hong Kong, Obagi (Shanghai) Cosmeceuticals Co., Ltd., or Obagi (Xi’an) Pharmaceutical Technology Co., Ltd (the “Obagi Companies”), Cedarwalk will be required to first offer such equity securities (the “ROFO Offer Shares”) to Waldencast plc by written notice which will include, among other things, the minimum purchase price of the ROFO Offer Shares. From the date of this notice, Waldencast plc will have (i) 60 days, if the proposed transfer is for less than 50% of the equity securities of the subject Obagi Company, or (ii) 120 days, if the proposed transfer is for 50% or more of the equity securities of the subject Obagi Company, to either make a binding offer to Cedarwalk for the ROFO Offer Shares at the minimum purchase price (“ROFO Offer”), or decline to acquire the ROFO Offer Shares. If Waldencast submits a ROFO Offer, Cedarwalk will have 120 days from the date of the ROFO Offer to either accept it, or to procure a binding offer from a bona fide third-party purchaser for the shares at a price higher than the ROFO Offer (“Third Party Offer”). In the event the Third Party Offer relates to 50% or more of the shares of the subject Obagi Company, Waldencast will have a further right of first refusal to acquire the ROFO Offer Shares at the same price and on the same terms as the Third Party Offer.
The Investor Rights Agreement will terminate in its entirety, upon the occurrence of (a) termination by written agreement of Waldencast, Cedarwalk and the Sponsor (b) with respect to any of the Obagi Companies, the winding up, liquidation or dissolution or transfer of the equity securities of such company directly or indirectly owned by Waldencast, except if Waldencast exercises its right to acquire such company pursuant to the Investor Rights Agreement (c) the winding up, liquidation or dissolution of Waldencast or (d) a Change of Control Event in respect of Waldencast (as defined in the Investor Rights Agreement). Upon such termination of the Investor Rights Agreement, all obligations of the parties under the Investor Rights Agreement will terminate, without any liability on the part of any party thereto; provided, however, that the termination of the Investor Rights Agreement will not relieve any party thereto from liability arising in respect of any breach of the Investor Rights Agreement prior to such termination or out of fraud.

Related Agreements to the Milk Transaction
Milk Sponsor Support Agreement
In connection with the execution of the Milk Equity Purchase Agreement, Waldencast, the Sponsor, the Equityholder Representative and the Investor Directors entered into the Milk Sponsor Support Agreement, dated as of November 15, 2021, a copy of which is attached to this proxy statement/prospectus as Annex D. Pursuant to the Milk Sponsor Support Agreement, the Sponsor and the Investor Directors agreed to, among other things, vote in favor of the Milk Equity Purchase Agreement, the Obagi Merger Agreement, and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Milk Sponsor Support Agreement.
The Sponsor and the Investor Directors also agreed not to (a) sell or otherwise dispose of, or agree to sell or dispose of, directly or indirectly, any Waldencast Class A ordinary shares or any Waldencast warrants held by the Sponsor and the Investor Directors immediately after the Closing, (b) deposit any Waldencast Class A ordinary shares into a voting trust or enter into a voting agreement that is inconsistent with the Milk Sponsor Support Agreement, (c) enter into any swap, engage in hedging or other arrangements that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Waldencast Class A ordinary shares or Waldencast warrants, or (d) publicly announce any intention to effect any transaction specified in clause (a)–(c).
The Milk Sponsor Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest of (a) the termination of the Milk Equity Purchase Agreement, (b) the occurrence of the Milk Closing, (c) the liquidation of Waldencast and (d) the written agreement of Waldencast, the Equityholder Representative and the Sponsor or the Investor Directors. Upon such termination of the Milk Sponsor Support Agreement, all obligations of the parties under the Milk Sponsor Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated thereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Milk Sponsor Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the Milk Sponsor Support Agreement prior to such termination.
Amended and Restated Exempted Limited Partnership Agreement
Effective as of immediately before the Milk Transaction Effective Time, the initial exempted limited partnership agreement of Waldencast LP shall be amended and restated in its entirety to provide that each Waldencast LP Common Unit shall have identical economic rights and Holdco 1 will be admitted as the general partner of Waldencast LP. The Waldencast LP Common Units will have no voting rights. The Amended and Restated Waldencast Partners LP Agreement will prohibit transfers of Waldencast LP Common Units held by the Milk Members and will require the prior consent of Holdco 1 for such transfers, subject to certain exceptions set forth in the Amended and Restated Waldencast Partners LP Agreement.
Following the expiration of any applicable lock-up, each holder of the Waldencast LP Common Unit (other than Holdco 1) shall be entitled at any time, to cause Waldencast LP to redeem (each, a “Unit Redemption”), all or a portion of its Waldencast LP Common Units in exchange for cash, in which case, Waldencast plc Board, may instead, at its option, cause Waldencast plc, directly or through Holdco 1, to acquire such Waldencast LP Common Units in exchange for cash or new Waldencast plc Class A ordinary shares on a one-for-one basis. In connection with any Unit Redemption, a number of Waldencast plc Non-Economic ordinary shares equal to the number of redeemed Waldencast LP Common Units will be surrendered and cancelled. Once the Milk Members have caused Unit Redemptions to have occurred that cause the aggregate Waldencast LP Common Units held by the Milk Members to be equal to or less than 20% of the total Waldencast LP Common Units held by the Milk Members as of the Closing, Waldencast LP shall have the right to acquire all or a portion of the remaining Waldencast LP Common Units that remain outstanding in exchange for cash or Waldencast plc Class A ordinary shares on a one-for-one basis, at Waldencast LP’s sole discretion, subject to certain limitations set forth in the Amended and Restated Waldencast Partners LP Agreement.
Under the terms of the Amended and Restated Waldencast Partners LP Agreement, Waldencast LP is obligated to make pro rata tax distributions to holders of Waldencast LP Common Units at certain assumed tax rates unless such distribution would not be permitted under applicable law.

Related Agreements to the Obagi Merger and the Milk Transaction
Registration Rights Agreement
The Transaction Agreements contemplate that, at the Closing, Waldencast plc, the Sponsor and certain stockholders of Waldencast, Obagi and Milk and certain of their respective affiliates will enter into the Registration Rights Agreement, pursuant to which Waldencast plc will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain Waldencast plc Class A ordinary shares and other equity securities of Waldencast plc that are held by the parties thereto from time to time, subject to the restrictions on transfer therein.
The Registration Rights Agreement amends and restates the registration rights agreement by and among Waldencast, the Sponsor and the other parties thereto, dated March 15, 2021 and entered into in connection with Waldencast’s initial public offering. The Registration Rights Agreement will terminate with respect to any party thereto, on the earlier of (a) the tenth (10th) anniversary of the date of the Registration Rights Agreement and (b) the date that such party no longer holds any Registrable Securities (as defined therein).
Lock-Up Agreement
The Transaction Agreements contemplate that, at the Closing, the Lock-Up Holders will enter into the Lock-Up Agreement.
Pursuant to the Lock-Up Agreement, the Lock-Up Holders will agree not to transfer, assign or sell during the Lock-Up Period, (I) in the case of any Waldencast plc Class A ordinary shares and the Waldencast LP Common Units, as applicable, received as consideration in connection with the Business Combination, until the earlier of (A) one year after the Closing and (B) (x) if the last reported sale price of the Waldencast Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date of the Lock-Up Agreement or (y) the Waldencast Class A ordinary shares Lock-Up Period; and (II) in the event that a certain portion of the Obagi Cash Consideration or the Milk Cash Consideration, as applicable, is paid in Substitute Shares, for the Substitute Shares Lock-Up Period.
The Lock-Up Agreement shall automatically terminate upon the expiration of the Lock-Up Period.
PIPE Subscription Agreements
In connection with the execution of the Transaction Agreements, Waldencast entered into the Initial Subscription Agreements, pursuant to which the respective PIPE Investors agreed to purchase, in the aggregate, 10,500,000 Waldencast plc Class A ordinary shares at $10.00 per share for an aggregate commitment amount of $105.0 million. Under the Transaction Agreements, Waldencast may enter into Subsequent Subscription Agreements with certain investors. Each additional $1,000,000 of Subsequent PIPE Investment pursuant to a Subsequent Subscription Agreement, subject to the assumptions contained herein and based on a per share price of $10,00 per share, would decrease the pro forma ownership of our initial public offering investors by approximately 0.02% on a fully diluted basis. The obligation of the parties to consummate the purchase and sale of the shares covered by the Subscription Agreements is conditioned upon, among other customary closing conditions, the conditions to the closing of the Business Combination having been satisfied or waived. The closings under the Subscription Agreements will occur substantially concurrently with the Closing.
The Subscription Agreements provide for certain registration rights with respect to the PIPE Investors. In particular, Waldencast plc is required to within 60 days following the Closing, submit to or file with the SEC a registration statement registering the resale of such shares. Additionally, Waldencast plc is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 90th calendar day following the filing date thereof if the SEC notifies Waldencast plc that it will review the registration statement and (ii) the 10th business day after the date Waldencast plc is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. Waldencast plc must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) the date the PIPE Investors no longer hold any registrable shares (ii) the date all registrable shares held by the PIPE Investors may be sold without restriction under Rule 144 under the Securities Act and (iii) two years from the date of effectiveness of the registration statement.
Additionally, pursuant to the Subscription Agreements, the respective PIPE Investors agreed to waive any and all right, title and interest or any claim of any kind it has or may have in the future, in or to any monies held in the trust account. The Subscription Agreements will terminate with no further force and effect (x) upon the earliest to occur of: (i) such date and time as the Transaction Agreements are terminated in accordance with their respective terms; (ii) the mutual written agreement of the parties to such Subscription Agreement; and (iii) the Agreement End Date, subject to a three-month extension at Waldencast’s and Obagi’s option (with respect to the Obagi Merger Agreement) and Waldencast’s and Milk’s option (with respect to the Milk Equity Purchase Agreement), if all conditions under the Transaction Agreements, other than those relating to certain regulatory approvals having been obtained, are satisfied, or (y) if any of the conditions to closing set forth in such Subscription Agreements are not satisfied or waived, or are not capable of being satisfied, on or prior to the Closing and, as a result thereof, the transactions contemplated by the Subscription Agreements will not be or are not consummated at the Closing.
Background to the Business Combination
Waldencast is a blank check company incorporated on December 8, 2020, as a Cayman Islands exempted company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. The proposed Business Combination was the result of an extensive search for a potential transaction using the networks of our management team, including our board of directors, as well as the networks of the underwriters of our initial public offering. The terms of the Transaction Agreements were the result of extensive negotiations between Waldencast and Obagi and Waldencast and Milk. The following is a brief description of the background of these negotiations, the proposed Business Combination and related transactions.
In January 2021, the Sponsor purchased 7,187,500 Waldencast Class B ordinary shares for an aggregate purchase price of $25,000, or approximately $0.003 per share. In February 2021, the Sponsor transferred 20,000 Waldencast Class B ordinary shares to each of the Investor Directors, who are independent directors of Waldencast, resulting in the Sponsor holding 7,107,500 Waldencast Class B ordinary shares. In March 2021, Waldencast effected a share capitalization resulting in the Sponsor holding an aggregate of 8,545,000 Waldencast Class B ordinary shares.
On February 22, 2021, the Sponsor and Dynamo Master Fund (a member of the Sponsor) entered into a forward purchase agreement that provided for the right to purchase an aggregate of 16,000,000 plc Waldencast plc Units comprised of 16,000,000 Waldencast Class A ordinary shares and 5,333,333 redeemable warrants, for an aggregate purchase price of $160.0 million, in a private placement to close substantially concurrently with the closing of the business combination transaction.
On March 1, 2021, Beauty Ventures entered into the Third-Party Forward Purchase Agreement for the right to purchase an aggregate of up to 17,300,000 Waldencast plc Units comprised of 17,300,000 Waldencast Class A ordinary shares and up to 5,766,666 redeemable warrants, for an aggregate purchase price of $173.0 million, in a private placement to close substantially concurrently with the closing of the business combination transaction.
On March 18, 2021, Waldencast consummated its initial public offering of its units, with each unit consisting of one Waldencast Class A ordinary share and one-third of one public warrant. Simultaneously with the closing of the initial public offering, Waldencast completed the private sale of 5,933,333 private placement warrants at a purchase price of $1.50 per private placement warrant to the Sponsor, generating gross proceeds to Waldencast of $8.9 million. Following the closing of Waldencast’s initial public offering, a total of $345.0 million ($10.00 per unit) of the net proceeds from its initial public offering and the sale of the private placement warrants (inclusive of the exercise by the underwriters of the over-allotment option) were placed in the trust account.
Each whole public warrant entitles the holder thereof to purchase one Waldencast Class A ordinary share at a price of $11.50 per share, subject to certain adjustments. In connection with Waldencast’s initial public offering, J.P. Morgan and Credit Suisse acted as underwriters to Waldencast, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) acted as U.S. legal advisor to Waldencast, and Maples and Calder (Cayman) LLP (“Maples”) acted as Cayman Islands legal advisor to Waldencast.
Waldencast did not select any business combination target in advance of its initial public offering and did not, nor did anyone on its behalf, initiate any substantive discussions, directly or indirectly, with any potential business combination target in advance of its initial public offering. Since the completion of its initial public offering, Waldencast considered numerous potential target businesses with the objective of consummating its initial business combination. Representatives of Waldencast contacted, and were contacted by, numerous individuals and entities who presented ideas for business combination opportunities, including financial advisors and companies in the beauty, wellness and personal care sectors, among others. Waldencast considered businesses that it believed, among other things, had attractive long-term growth potential, were well-positioned within their industry and would benefit from the broad network and substantial strategic, financial, and operational experience of Waldencast’s leadership team. In the process that led to identifying Obagi and Milk as attractive investment opportunities, Waldencast’s management team considered 91 potential business combination targets and made contact with representatives of 41 such potential business combination targets to discuss the potential for a business combination transaction, and entered into non-disclosure agreements with 16 such potential business combination targets, none of which contained exclusivity or “don’t ask, don’t waive” provisions. Further, Waldencast delivered letters of interest to 8 potential business combination targets, including Milk and Obagi, each of which were in the beauty sector. Ultimately, without foreclosing the possibility of a future business combination involving these potential targets, Waldencast determined to abandon each of its potential initial business combination targets to which it delivered a letter of interest, other than Obagi and Milk, because (i) the potential target pursued an alternative transaction or strategy, (ii) Waldencast did not meet two such potential targets’ valuation expectations and did not pursue further discussions for reasons explained in clauses (i), (iii) and/or (iv), (iii) Waldencast determined that the target business would not be a suitable business combination strategy for Waldencast based on, among other factors, further due diligence indicating that the target business did not meet the investment criteria Waldencast had established and the terms on which the potential target would be willing to consider a potential transaction and/or (iv) Waldencast concluded that, although a specific target business may be an attractive business combination opportunity for Waldencast, a business combination transaction with both Obagi and Milk aligned more closely with Waldencast’s investment criteria because Obagi and Milk, among other things, are leaders in their respective markets, have strong capabilities in terms of product portfolios, community followings and/or strategic partnerships, have strong growth potential and were receptive to valuations and consideration structures that would be advantageous to Waldencast and its shareholders. For these reasons, Waldencast believed Obagi and Milk were appropriate initial business combination targets for Waldencast plc’s multi-brand strategy. Additionally, given the proposed timing of the initial business combination and other practical considerations, Waldencast’s management team decided not to pursue an initial business combination involving Milk or Obagi with another third-party business.
Beginning in late March 2021, weekly meetings via video teleconference were held among members of Waldencast’s management team in order to discuss matters relating to Waldencast’s initial business combination. Such meetings were intended to allow Waldencast’s management team to discuss updates regarding the status of the evaluation of, and outreach to, potential business combination targets, including, but not limited to, Obagi and Milk. Waldencast’s management team actively pursued several potential business combination targets, conducting preliminary due diligence on, having management meetings with and negotiating terms of potential transactions with such potential business combination targets. Although Waldencast agreed to an exclusivity period with Obagi pursuant to the Obagi LOI (as defined below) dated August 31, 2021, and Milk, pursuant to the Milk Initial LOI (as defined below) dated June 14, 2021, and the Milk LOI (as defined below) dated September 10, 2021, this exclusivity applied only to Obagi and Milk and did not limit Waldencast’s ability to pursue other potential business combination targets. As such, Waldencast continued to pursue other potential acquisition targets. During this process, Waldencast’s management ultimately determined, and the Waldencast board of directors agreed, that Obagi and Milk were the most attractive business combination targets they had reviewed given their attractive valuations, global presence, growth potential in combination with Waldencast, positioning in large addressable markets and identities as clean and wellness brands, and that the potential business combination with Obagi and Milk met the primary investment criteria that had been identified by management, as more fully described elsewhere in this proxy statement/prospectus. See the section entitled “BCA Proposal — Waldencast’s Board of Directors’ Reasons for the Business Combination” for additional information. For that reason, management decided not to further pursue the other potential business combination targets it had considered.
On March 19, 2021, representatives of Waldencast, including Michel Brousset, the CEO of Waldencast, held an introductory video teleconference call with representatives of Alliance Consumer Growth (“ACG”), financial advisor to Milk, to discuss Waldencast’s business vision and its planned M&A-focused strategy to build the business of Waldencast. Following this call, in its capacity as financial advisor to Milk, ACG introduced Milk to Waldencast as a potential acquisition candidate for Milk, and Mr. Brousset coordinated with Tim Coolican, the CEO of Milk, and Scott Sassa, the Chairman of the board of directors of Milk, to set up a meeting to discuss such strategy.

On March 23, 2021, representatives of Waldencast, including Mr. Brousset, held a video teleconference call with Mr. Sassa, who expressed Milk’s interest in entering into discussions with Waldencast regarding, among other things, Waldencast’s planned approach to an M&A strategy to build Waldencast’s business. During said call, Mr. Brousset made Mr. Sassa aware that a potential business combination with Milk would involve another target.
On March 27, 2021, representatives of Waldencast, including Mr. Brousset, held a telephone call with Mr. Coolican, during which they discussed a potential business combination transaction that involved multiple brands, including Milk.
From late March 2021 through the middle of June 2021, Waldencast and Milk continued to engage through several e-mails, telephone calls and video teleconferences, in discussions related to, among other things, Waldencast’s business strategy, a potential business combination transaction with Milk and other companies, the potential transaction structure and partnership, the valuation of Milk, and the potential split between cash and equity in respect of the consideration that may be offered by Waldencast, subject to further due diligence review of Milk and its business operations by representatives of Waldencast.
On May 17, 2021, representatives of Waldencast, including Mr. Brousset, held a video teleconference call with representatives of Lazard Frères & Co. LLC (“Lazard”), in its capacity as financial advisor to Obagi, where Lazard introduced Obagi to Waldencast as a potential acquisition candidate for Waldencast.
On May 25, 2021, Mr. Brousset, as a representative of Waldencast, held an introductory call with Jaime Castle, the CEO of Obagi, to discuss a potential business combination transaction. During said call, Mr. Brousset made Ms. Castle aware that a potential business combination with Obagi would involve another target.
On May 27, 2021, Waldencast executed a non-disclosure agreement with Obagi (the “Obagi Confidentiality Agreement”). After the Obagi Confidentiality Agreement was executed, Obagi began providing preliminary confidential information to Waldencast regarding Obagi and its subsidiaries and their business operations.
On June 3, 2021, Mr. Brousset, as a representative of Waldencast, held a call with Ms. Castle to further discuss a potential business combination transaction.
From early June 2021 through late August 2021, representatives of Waldencast held multiple meetings via video teleconference and exchanged e-mails with representatives of Obagi to discuss, among other things, Obagi’s business operations, including financial information, portfolio of commercial services, technology, commercial strategy, competitive positioning, market opportunity, the valuation of Obagi, and the terms of a potential business combination transaction between the parties, such as the potential mix of cash and equity consideration that may be offered by Waldencast, subject to further due diligence review of Obagi and its business operations by representatives of Waldencast.
On June 14, 2021, representatives of Waldencast e-mailed to representatives of Milk a letter of interest (the “Milk Initial LOI”). Pursuant to the Milk Initial LOI, Waldencast made a confidential, preliminary, non-binding indication of interest for a merger between Waldencast and Milk on the following terms:
•
Waldencast indicated that it was prepared to offer to acquire Milk at an enterprise value of $380.0 million. The initial valuation with respect to Milk reflected in the Milk Initial LOI was consistent with Waldencast management’s evaluation of the business, which was based on Waldencast management’s analysis of the projected revenue and earnings/losses to be generated by the business, as projected by Milk’s management, Waldencast’s comparable companies analysis and the business plan and other materials provided by Milk’s management.

•
Waldencast was prepared for its offer to be substantially in cash, financed through a combination of cash on hand and cash from the Forward Purchasers, with Milk Members having the flexibility to receive a mix of cash and equity consideration. However, the expectation was for the founders and certain key employees of Milk to agree to roll a certain percentage of their Milk ownership into shares of the new Waldencast public company.

•	Due diligence would commence immediately upon agreement between the parties on the principal terms of the proposed merger transaction.

•
The proposal was subject to, among other things, Milk’s agreement to negotiate with Waldencast on an exclusive basis for a 90-day period following a management presentation and access to a substantially populated data room.

Additionally, the Milk Initial LOI contemplated that Waldencast’s founding team, Mr. Brousset, Ms. Sebti and Mr. Dutra, would remain actively involved in the management of the business following any business combination transaction. Over the following days, Milk provided certain of Waldencast’s advisors with access to a virtual data room.
On June 15, 2021, Mr. Brousset, as a representative of Waldencast, held an introductory call with Mr. Simon Dai, as a representative of Obagi, to discuss a potential business combination transaction.
On June 22, 2021, Obagi’s management team gave a management presentation to representatives of Waldencast, where Obagi’s management team discussed, among other things, Obagi’s corporate history, competitive positioning, product portfolio, sales history, markets in Japan and China, and operations and supply chain.
On June 26, 2021, Waldencast executed a non-disclosure agreement with Milk (the “Milk Confidentiality Agreement”). After the Milk Confidentiality Agreement was executed, Milk began providing preliminary confidential information to Waldencast regarding Milk and its subsidiaries and their business operations.
From late June 2021 through early September, 2021, representatives of Waldencast held multiple meetings via video teleconference and exchanged e-mails with representatives of Milk to discuss Milk’s business operations, including financial information, portfolio of commercial services, technology, commercial strategy, competitive positioning, market opportunity, and the terms of a potential business combination transaction between the parties, subject to further due diligence review of Milk and its business operations by representatives of Waldencast.
On July 7, 2021, Milk’s management team gave a management presentation to representatives of Waldencast, where Milk’s management team discussed, among other things, Milk’s corporate history, portfolio of commercial services, competitive positioning and financial performance.
On July 26, 2021, Waldencast, the Sponsor and Milk entered into an exclusivity agreement, pursuant to which, among other things, Milk agreed to an exclusivity period from July 26, 2021 through August 9, 2021. The exclusivity was only applicable to Milk and would automatically extend to October 8, 2021 if, on or prior to 5:00 p.m. (ET) on August 16, 2021, Waldencast provided Milk with written confirmation that (i) it had substantially completed its legal, financial and other due diligence of Milk and (ii) it intended to negotiate definitive agreements relating to the proposed merger with Milk, and relating to the proposed business combination transaction with at least one other third party in the beauty or wellness products business.
On July 27, 2021, representatives of Waldencast e-mailed to representatives of Obagi an initial draft of the letter of interest (the “Obagi Initial LOI”). Such draft included Waldencast’s initial valuation proposal of $815.0 million for 100% of Obagi, the consideration for which would be $345.0 million in cash and the remainder in Waldencast plc Class A ordinary shares. The initial valuation with respect to Obagi reflected in the Obagi Initial LOI was consistent with Waldencast management’s evaluation of the business, which was based on Waldencast management’s analysis of the projected revenue and earnings/losses to be generated by the business, as projected by Obagi’s management, Waldencast’s comparable companies analysis and the business plan and other materials provided by Obagi’s management. The Obagi Initial LOI also proposed an earn-out for Obagi’s shareholders for one-third of the value of the business of Obagi Hong Kong and certain related entities and certain related assets (the “Obagi China Business”) at the end of 2025, determined by reference to the calendar year 2025 Obagi China EBITDA and Waldencast’s NTM EBITDA multiple as of December 31, 2025 (“Earn- Out”). The Earn-Out was intended to allow the Obagi shareholders to directly benefit from the expected growth of the Obagi China Business. Additionally, the Obagi Initial LOI contemplated that Waldencast’s founding team, Mr. Brousset, Ms. Sebti and Mr. Dutra, would remain actively involved in the management of the business following any business combination transaction.
Between July 27, 2021 and August 23 2021, Waldencast and Obagi shared revised drafts of the Obagi Initial LOI with negotiation of key deal terms, including but not limited to, the valuation of Obagi, the purchase price structure, such as the split between cash and equity in respect of the consideration to be offered by Waldencast, and the proposed distribution of 100% of the Obagi China Business to the Dai Family prior to consummation of the proposed business combination transaction. Waldencast made the determination not to pursue the acquisition of the Obagi China Business primarily on the basis that the Dai Family would be in a better position than Waldencast to grow and operate the Obagi China Business, given their experience and knowledge in the market, and that Waldencast would best reap the benefits of the expected growth of the Obagi China Business for its shareholders through a partnership relationship with the Obagi China Business following consummation of the Business Combination, such as continued royalties and distribution rights. For additional information on the contemplated arrangements between Waldencast and the Obagi China Business following consummation of the Business Combination, see the section entitled “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger.” Other relevant considerations to Waldencast’s determination not to pursue an acquisition of the Obagi China Business included the parties’ differing views on the value of the Obagi China Business, as Waldencast believed that the total value of Obagi was approximately $400.0 million less than the total value of Obagi as determined by Obagi, and the regulatory regimes in the U.S. and China although no specific regulatory or compliance issues were identified, Obagi agreed to the proposed Obagi China Distribution and the removal of the Earn-Out mechanism from the Obagi Initial LOI, given this proposal was premised on Waldencast’s acquisition of the Obagi China Business. Waldencast and Obagi further negotiated the corporate governance terms related to the Obagi China Distribution.
On August 11, 2021, Waldencast and Milk entered into a side letter to the Milk Confidentiality Agreement which provided that, among other things, the possible business combination transaction with Milk would potentially involve a third party, Obagi, and that Waldencast could disclose certain confidential information of Milk to Obagi.
From August 19, 2021 to August 21, 2021, representatives of Waldencast, including Mr. Brousset, attended in-person meetings with Mr. Dai, members of Obagi’s management team, other members of the Dai Family (Yumin Dai, Sijue (Steven) Dai, Sicong (Simon) Dai, as well as certain of their spouses, lineal descendants and ancestors, and the respective heirs, executors and controlled investment affiliates of each of the foregoing) and representatives of J.P. Morgan and Lazard to discuss, among other things, Obagi’s business operations, including financial information, portfolio of commercial services, technology, commercial strategy, competitive positioning, market opportunity and considerations related to a potential business combination transaction between the parties including with respect to the treatment of the Obagi China Business, representation of the combined company and other process-related matters.
On August 23, 2021, representatives of Waldencast e-mailed to representatives of Obagi the revised draft of the letter of interest (the “Obagi Revised LOI”). Such draft included Waldencast’s revised valuation proposal of $850.0 million excluding the Obagi China Business. The revised valuation with respect to Obagi reflected in the Obagi Revised LOI was consistent with Waldencast management’s evaluation of the business, which was based on Waldencast management’s analysis of the projected revenue and earnings/losses to be generated by the business (excluding the Obagi China Business), as projected by Obagi’s management, Waldencast’s comparable companies analysis and the business plan and other materials provided by Obagi’s management. The Obagi Revised LOI also proposed that the consideration for the acquisition would be $380.0 million in cash and $275.0 million in Waldencast plc Class A ordinary shares and, because Waldencast’s management anticipated that Cedarwalk would be a substantial shareholder of Waldencast plc following the Closing, that Cedarwalk would appoint one director to Waldencast plc’s board of directors. The Obagi Revised LOI also included the initial proposed terms of the Obagi China Business distribution. Additionally, the Obagi Revised LOI, like the Obagi Initial LOI, contemplated that Waldencast’s founding team, Mr. Brousset, Ms. Sebti and Mr. Dutra, would remain actively involved in the management of the business following any business combination transaction.
Between August 23, 2021 and August 31, 2021, Waldencast and Obagi shared revised drafts of the Obagi Revised LOI with negotiation of key deal terms, including but not limited to, the valuation of Obagi, the mechanism for substituting the cash consideration for equity in the event of redemptions of Waldencast plc Class A ordinary shares, the lock-up period, the scope of the non-solicitation covenant and the corporate governance terms related to the Obagi China Business distribution.
On August 31, 2021, representatives of Waldencast e-mailed to representatives of Obagi a final draft of the letter of interest which was countersigned by an authorized signatory of Obagi on the same day (the “Obagi LOI”). Pursuant to the Obagi LOI, Waldencast made a confidential, preliminary, non-binding indication of interest for a merger between Waldencast and Obagi on the following terms:
•
Waldencast indicated that it was prepared to offer to acquire Obagi at an enterprise value of approximately $850.0 million, excluding 100% of the Obagi China Business, which Waldencast proposed be distributed to the Dai Family prior to consummation of the proposed business combination transaction. A determination was made by Waldencast not to pursue the acquisition of the Obagi China Business for a variety of reasons, including but not limited to, differences in value attributed to Obagi China Business and regulatory issues.
•
The consideration for the acquisition would be $380.0 million in cash (subject to the substitution of an amount of Waldencast stock, in the event of redemptions of Waldencast stock, with such substituted stock subject to a lock-up period of up to six months) and $275.0 million in Waldencast plc Class A ordinary shares.

•	Cedarwalk would appoint one director to Waldencast plc’s board of directors.
•	Due diligence would commence immediately upon agreement between the parties on the principal terms of the proposed business combination transaction.
•
The proposal was subject to, among other things, Obagi’s agreement to negotiate with Waldencast on an exclusive basis for a period of 45 days, subject to one automatic 45-day extension in the event that, prior to the expiry of the then-applicable exclusivity period, Waldencast certified in writing to Obagi its continued commitment to the proposed business combination transaction upon the terms set forth in the Obagi LOI.

•	The proposed terms of the Obagi China Business distribution included, among other things, that:
•
Cedarwalk, as the owner of the Obagi China Business, had the sole right to sell Obagi products in the China Region, and Obagi, as part of Waldencast, had the sole right to sell in all countries outside of the China Region.

•
In the event a transaction was considered whereby Cedarwalk ceased to control more than 51% of the equity of the Obagi China Business entities, Obagi, as part of Waldencast, would have a right of first offer and a right of first refusal on any offer that would result in such change of control. In the event the transaction considered would involve less than 49% of the equity of the Obagi China Business entities, Obagi, as part of Waldencast, would have only a right of first offer.

•
Cedarwalk, as the owner of the Obagi China Business, and Obagi, as part of Waldencast, would enter into various agreements to document the go-forward relationship of the parties, including (a) a perpetual licensing agreement, pursuant to which Cedarwalk, as the owner of the Obagi China Business, would be required to pay a royalty of 5.5% of the Obagi China Business sales to Obagi, with certain exclusions and adjustments, (b) a supply chain agreement, and (c) a transition services agreement.

Additionally, the Obagi LOI, like the Obagi Revised LOI and the Obagi Initial LOI, contemplated that Waldencast’s founding team, Mr. Brousset, Ms. Sebti and Mr. Dutra, would remain actively involved in the management of the business following any business combination transaction. Over the following days, Obagi provided certain of Waldencast’s advisors with access to a detailed virtual data room.
On September 1, 2021, Waldencast and Obagi entered into a side letter to the Obagi Confidentiality Agreement which provided that, among other things, the possible business combination with Obagi would potentially involve a third party, Milk, and that Waldencast could disclose certain confidential information of Obagi to Milk.
On September 2, 2021, representatives of Waldencast held a video teleconference call with representatives of J.P. Morgan, in its capacity as financial advisor and capital markets advisor to Waldencast, Skadden, Obagi, Lazard, Deloitte & Touche LLP, financial accounting and tax advisor of Obagi, Latham & Watkins, LLP, legal counsel to Obagi (“Latham”), Cedarwalk and Nixon Peabody, LLP, legal counsel to Cedarwalk (“Nixon”), to discuss, among other things, Waldencast’s due diligence process and the process timeline. Also, during the call, the parties established a cadence for weekly calls to, among other things, track progress and coordinate on open items.
On September 10, 2021, representatives of Skadden, on behalf of Waldencast, and representatives of Latham and Lazard, on behalf of Obagi, held a telephone conference call to discuss certain process matters including, among other things, the preparation of definitive transaction documents, legal due diligence, the PIPE Investment, the Obagi China Distribution and related work streams.
From early September 2021 through the middle of November 2021, Waldencast conducted extensive commercial diligence on Obagi, which included (i) a detailed review of material contracts, including vendor and supplier agreements, services agreements, and licensing arrangements, (ii) a detailed review of Obagi’s supply chain and competitive positioning across business segments, and (iii) continued review of the historical financial information and financial forecasts of Obagi. The Waldencast team, together with its consultants and certain of its advisors, also worked closely with the Obagi management team to conduct detailed cross-functional due diligence on Obagi across commercial, financial, accounting, tax, legal, regulatory, ingredients and formulations, intellectual property and other functional areas.
In addition to the above diligence matters, Waldencast retained third-party consultants and legal advisors to conduct legal, regulatory, financial, tax and insurance due diligence on Obagi. As part of its legal diligence, Waldencast instructed its legal counsel, Skadden, to conduct certain legal diligence of Obagi’s corporate matters, material contracts, employment matters, real property, intellectual property, environmental matters, litigation, certain regulatory and compliance matters and insurance matters. Following a preliminary review of the documents uploaded to the virtual data room, the Waldencast team, with its advisors in attendance, held meetings via video teleconference with the Obagi management team and its advisors to address legal and regulatory diligence matters. Additional diligence calls were held between the Waldencast team and its advisors and the Obagi management team and its advisors on legal and other diligence matters.
In early September 2021, representatives of Waldencast e-mailed to representatives of Milk an initial draft letter of intent. Over the next several days, representatives of Waldencast and representatives of Milk discussed the terms included in the Milk letter of intent.
On September 10, 2021, representatives of Waldencast e-mailed to representatives of Milk an execution copy of the letter of intent which included terms substantially similar to the terms in the initial draft of the letter of intent, which was countersigned by an authorized signatory of Milk on the same day (the “Milk LOI”). Pursuant to the Milk LOI, Waldencast made a confidential, preliminary, non-binding indication of interest for a merger between Waldencast and Milk on the following terms:
•	Waldencast indicated that it was prepared to offer to acquire Milk at an enterprise value of $379.0 million.
•	The consideration for the acquisition would be $140.0 million in cash and $200.0 million in Waldencast plc Class A ordinary shares.
•	Due diligence would commence immediately upon agreement between the parties on the principal terms of the proposed business combination transaction.
•
The proposal contemplated Milk’s agreement to negotiate with Waldencast on an exclusive basis for a 90-day period following the date of the management presentation and receipt of access to a substantially populated data room.

Additionally, the Milk LOI, like the Milk Initial LOI, contemplated that Waldencast’s founding team, Mr. Brousset, Ms. Sebti and Mr. Dutra, would remain actively involved in the management of the business following any business combination transaction. Over the following days, Milk provided certain of Waldencast’s advisors with access to a virtual data room.
Beginning on September 10, 2021, Felipe Dutra, Waldencast’s Executive Chairman, began contacting certain Forward Purchasers and existing Waldencast shareholders, each of whom agreed to maintain the confidentiality of the information received pursuant to customary nondisclosure agreement, to discuss participating in a potential PIPE. The prospective PIPE investors were selected on the basis of their previous interest and investments in Waldencast. Mr. Dutra also approached certain other prospective PIPE investors who had expressed an interest in Waldencast, each of whom Mr. Dutra had a previous relationship with from his tenure as Chief Financial & Technology Officer at Anheuser-Busch InBev. Beginning in mid-September, 2021, for the purposes of Waldencast’s management’s marketing process in respect of the PIPE Investment, Waldencast’s management provided the PIPE Investors the prospective financial information of Obagi, Milk and the combined company, as further described in the section entitled “BCA Proposal — Unaudited Projected Financial Information.”
On September 22, 2021, representatives of Waldencast held a video teleconference call with representatives of J.P. Morgan, Skadden, Milk, ACG, Financo Raymond James, financial advisor of Milk, and Goodwin Procter LLP, legal counsel to Milk (“Goodwin”), to discuss, among other things, Waldencast’s due diligence process and the proposed timeline. Also, during the call, the parties established a cadence for weekly calls to, among other things, track progress and coordinate on open items.

On September 27, 2021, representatives of Skadden, on behalf of Waldencast, and representatives of Goodwin, on behalf of Milk, held a telephone conference call to discuss certain process matters including, among other things, the preparation of definitive transaction documents, legal due diligence, the PIPE Investment and related workstreams.
From late September 2021 through the middle of November 2021, Waldencast conducted extensive commercial diligence on Milk, which included (i) a detailed review of material contracts, including manufacturing agreements, vendor and distribution agreements, and services agreements, (ii) a detailed review of Milk’s supply chain and competitive positioning across business segments, and (iii) continued review of the historical financial information and financial forecasts of Milk. The Waldencast team, together with its consultants and certain of its advisors, also worked closely with the Milk management team to conduct detailed cross-functional due diligence on Milk across the commercial, financial, accounting, tax, legal, regulatory, intellectual property and other functional areas.
In addition to the above diligence matters, Waldencast retained third-party consultants and legal advisors to conduct legal, regulatory, financial, tax and insurance due diligence. As part of its legal diligence, Waldencast instructed its legal counsel, Skadden, to conduct certain legal diligence of Milk’s corporate matters, litigation, indebtedness, material contracts, executive compensation and benefits, employment matters, intellectual property matters, information technology, privacy and personal data matters, real property, environmental matters, and certain regulatory and compliance matters and insurance matters. Following a preliminary review of the documents uploaded to the virtual data room, the Waldencast team, with its advisors in attendance, held meetings via video teleconference with the Milk team and its advisors to address legal and regulatory diligence matters. Additional diligence calls were held between the Waldencast team and its advisors and the Milk team and its advisors on legal and diligence matters.
From early September through the middle of November 2021, the Waldencast team, its consultants and certain of its advisors conducted due diligence as documents were uploaded on a rolling basis to the virtual data rooms and subsequent requests for production were made to each of the Obagi team and its advisors and the Milk team and its advisors. Waldencast and its advisors also held meetings via video teleconference to discuss, among other things, Obagi and Milk’s businesses and future outlook, Obagi’s and Milk’s intellectual property, employee and benefits matters related to each of Obagi and Milk, the competitive dynamics of Obagi’s and Milk’s businesses in comparison to other industry participants, legal, financial, tax and accounting matters related to each of Obagi and Milk, the Obagi China Business distribution transactions, the objectives of Waldencast, tax and legal entity structuring of the potential business combination transactions and the applicable regulatory framework of Obagi’s and Milk’s businesses. Representatives of Waldencast and its advisors also held periodic meetings via video teleconference with representatives of Obagi and Milk, separately, to discuss, among other things, the status of diligence, the development of the transaction documents and, with respect to Obagi, the Obagi China Business distribution transactions.
On October 11, 2021, representatives of Skadden, on behalf of Waldencast, e-mailed to representatives of Latham, on behalf of Obagi, and to representatives of Goodwin, on behalf of Milk, an initial draft of the Obagi Merger Agreement (which was forwarded by representatives of Obagi to representatives of Cedarwalk, including Nixon). The initial draft of the agreement noted that the structure for the Milk Transaction was to be determined and the approach to the mechanics for the exchange of Waldencast plc stock in lieu of cash consideration would be addressed as the process advanced. The initial draft also proposed a “locked-box” structure, which provided that the purchase price could be reduced in specified instances where cash would leave the business. For a summary of the final Obagi Merger Agreement, including with respect to transaction structure (which the parties later agreed would be an “Up-C” structure (see below)), the mechanics for determining the portion of the consideration that would consist of Waldencast plc stock and the portion that will consist of cash, mechanics relating to the treatment in the Obagi Merger of certain of Obagi’s outstanding securities (such as the Obagi Options and Obagi RSUs), the representations and warranties of the parties, restrictions on the conduct of Obagi’s business between signing and the Obagi Closing, obligations of the parties with respect to entry into and delivery of certain ancillary agreements, certain conditions to closing, and certain other terms and conditions required additional negotiation by the parties see the section entitled “BCA Proposal — Obagi Merger Proposal — The Obagi Merger Agreement”.
On October 13, 2021, Waldencast and Milk executed a letter agreement, pursuant to which the parties agreed to extend the exclusivity period provided for in the Milk LOI to November 18, 2021.
Also, on October 13, 2021, representatives of Skadden, on behalf of Waldencast, e-mailed to representatives of Latham, on behalf of Obagi, and to representatives of Goodwin, on behalf of Milk, an initial draft of the form of Subscription Agreement, pursuant to which the PIPE Investors would agree to purchase shares of Waldencast plc ordinary shares at $10.00 per share, with each such purchase being consummated substantially concurrently with the closing of the Obagi Merger and the Milk Transaction, subject to the terms and conditions set forth therein. The parties negotiated the terms of the form of the Subscription Agreement, exchanging multiple drafts thereof, before reaching an agreement with respect to the form of the Subscription Agreement to be shared with potential PIPE Investors. The principal terms negotiated related to, among other things, (i) whether and under what conditions the PIPE Investors would be able to refuse to consummate the transactions consummated by the Subscription Agreement and (ii) the terms and conditions of any registration rights to be granted to the PIPE Investors pursuant to the Subscription Agreements.
On October 15, 2021, representatives of Skadden, on behalf of Waldencast, e-mailed to representatives of Goodwin, on behalf of Milk, and to representatives of Latham, on behalf of Obagi, an initial draft of the Milk Equity Purchase Agreement, the parties having agreed to structure the transaction as an equity purchase as opposed to the merger contemplated in Waldencast’s initial, proposed offer to Milk in the Milk LOI. The initial draft of the agreement noted that the structure for the Milk Transaction was to be determined. The initial draft also proposed a locked-box structure. For a summary of the final Milk Equity Purchase Agreement, including with respect to transaction structure (which the parties later agreed would be an “Up-C” structure (see below)), the mechanics for determining the portion of the consideration that would consist of Waldencast plc stock and the portion that will consist of cash, mechanics relating to the treatment in the Milk Transaction of certain of Milk’s outstanding securities (such as the Milk Options and Milk UARs), the representations and warranties of the parties, restrictions on the conduct of Milk’s business between signing and the Milk Closing, obligations of the parties with respect to entry into and delivery of certain ancillary agreements, certain conditions to closing, and certain other terms and conditions required additional negotiation by the parties see the section entitled “BCA Proposal — Milk Transaction Proposal — The Milk Equity Purchase Agreement”.
In late September and early October 2021, representatives of Waldencast, including its tax advisors, engaged in discussions relating to the appropriate structure for the potential acquisition of Milk and Obagi, which included discussions as to whether the acquisitions would be effected as a merger, or stock transaction, how the entities would be held by Waldencast plc, and tax related considerations. During such time, Waldencast’s tax advisors held discussions with representatives of Milk and Obagi relating to, among others things, the proposed framework for an acquisition of each entity, and any issues or concerns that the parties may have with structuring a transaction. In mid-October 2021, representatives and advisors of Milk communicated to representatives and advisors of Waldencast that (i) the preferred structure for the acquisition of Milk was an “Up-C” structure, which is often used by partnerships and limited liability companies undertaking an initial public offering and (ii) that Milk would like to have tax receivable agreement put in place for the benefit of the Milk Members.
During the week beginning October 18, 2021, representatives of Waldencast, including their tax advisors, held multiple meetings to discuss, among other things, the most beneficial business combination structure for the combined business, including the impact of any tax considerations, whether an “Up-C” structure would be beneficial or harmful to the combined business and the appropriateness of entering into a tax receivable agreement with Milk. As a result of such internal discussion, Waldencast’s management, with the advice of its tax advisors, determined that a tax receivable agreement for the benefit of the Milk Members would be inappropriate and directed Waldencast’s advisors to reject such requests, and determined that an “Up-C” structure would not negatively impact the combined company. On October 21, representatives of Waldencast, including their tax advisors presented to and discussed with each of Obagi and Milk, a proposed transaction structure, which included an “Up-C” structure, that it believed was in the best interests of Waldencast and that was substantially similar to the final transaction structure discussed in the section entitled “Questions and Answers for Shareholders of Waldencast – What is the transaction structure?”. In late October, 2021, the parties and their respective advisors agreed on the final transaction structure and was incorporated into the Transaction Agreements. The final transaction structure is set out in the section entitled “Questions and Answers for Shareholders of Waldencast – What is the transaction structure?”.
On October 18, 2021, representatives of Skadden, on behalf of Waldencast, e-mailed to representatives of Nixon, on behalf of Cedarwalk, representatives of Latham, on behalf of Obagi, and representatives of Goodwin, on behalf of Milk, an initial draft of the form of the Distribution Agreements, for the distribution by Obagi Holdings to Obagi, and Obagi’s distribution to Cedarwalk, of all of the issued and outstanding shares of capital stock of Obagi Hong Kong. Over the course of the next several weeks, the parties continued to negotiate the terms of the Distribution Agreements, exchanging multiple drafts before a final form was agreed by the parties on November 14, 2021. The principal terms of the Distribution Agreements being negotiated during such time included those related to the release of liabilities at the Obagi Closing, changes to certain representations and warranties, indemnification and information rights see the section entitled “BCA Proposal —Related Agreements — Related Agreements to the Obagi Merger — Distribution Agreements”.
Also, on October 18, 2021, representatives of Skadden, on behalf of Waldencast, e-mailed to representatives of Nixon, on behalf of Cedarwalk, representatives of Latham, on behalf of Obagi, and representatives of Goodwin, on behalf of Milk, an initial draft of the form of the Investor Rights Agreement, to be entered into prior to the Obagi Closing by Waldencast, Cedarwalk, the Sponsor and a guarantor of Cedarwalk’s obligation thereunder. Over the course of the next several weeks, the parties continued to negotiate the terms of the Investor Rights Agreement, exchanging multiple drafts before a final form was agreed by the parties on November 14, 2021. The principal terms of the Investor Rights Agreement being negotiated during such time included those related to the rights of first offer and first refusal, and the related procedures. See the section entitled “BCA Proposal — Obagi Merger Proposal — Related Agreements — Related Agreements to the Obagi Merger — Investor Rights Agreement” for additional information.
Also, on October 18, 2021, following additional discussion among the parties, representatives of Latham, on behalf of Obagi, e-mailed to representatives of Skadden, on behalf of Waldencast, a revised draft of the Obagi Merger Agreement, which included, among other things, certain representations, warranties and covenants with respect to Milk, proposed minimum cash conditions, removal of the locked-box structure, changes to certain representations and warranties, particularly as to taxes, financial statements, and the PIPE Investment, and covenants and revisions to the conditions to closing.
On October 19, 2021, representatives of Latham, on behalf of Obagi, provided additional minor edits to the revised draft of the Obagi Merger Agreement circulated on October 18, 2021.
Also, on October 19, 2021, representatives of Nixon, on behalf of Cedarwalk, e-mailed to representatives of Skadden, on behalf of Waldencast, an initial draft of the form of the Transition Services Agreement, to be entered into prior to the Obagi Closing by Obagi Cosmeceuticals, Obagi Netherlands, and Obagi Holdings and Obagi Hong Kong. Over the course of the next several weeks, the parties continued to negotiate the terms of the Transition Services Agreement, exchanging multiple drafts before a final form was agreed by the parties on November 14, 2021. The principal terms of the Transition Services Agreement being negotiated during such time included those related to the structure of service fees and the related requirement for an escrow arrangement, as well as tax obligations. See the section entitled “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger — Transition Services Agreement” for additional information.
Also, on October 19, 2021, representatives of Nixon, on behalf of Cedarwalk, e-mailed to representatives of Skadden, on behalf of Waldencast, an initial draft of the form of the IP License Agreement, to be entered into prior to the Obagi Closing by Obagi Cosmeceuticals and Obagi Holdings and Obagi Hong Kong. Over the course of the next several weeks, the parties continued to negotiate the terms of the IP License Agreement, exchanging multiple drafts before a final form was agreed by the parties on November 14, 2021. The principal terms of the IP License Agreement being negotiated during such time included those related to the scope of permitted and restricted uses of licensed intellectual property, the ownership and license back arrangement, the quality control and approval process and rights of termination, in respect of which Cedarwalk and Obagi Worldwide agreed to enter into a side letter to the IP License Agreement, providing for the sale of Obagi Hong Kong to Obagi Worldwide in the event the IP License Agreement is terminated by Obagi Worldwide. See the section entitled “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger — Intellectual Property License Agreement” for additional information.
Between October 20, 2021 and November 12, 2021, representatives of Skadden, on behalf of Waldencast, received comments to the form of Subscription Agreement from the PIPE Investors, negotiated the terms of the form of the Subscription Agreement and prepared substantially similar forms of the Subscription Agreement to the form of the Subscription Agreement filed with the Current Report on Form 8-K by Waldencast for the PIPE Investors. Comments received and negotiated by representatives of Skadden, on behalf of Waldencast, with the PIPE Investors and their respective advisors, included, among other things (i) certain conditions to closing, (ii) the terms of the registration rights included therein and (iii) the representations and warranties of Waldencast and the PIPE Investors. See “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger and the Milk Transaction — Subscription Agreements” for additional information.

On October 20, 2021, the Sponsor and Dynamo Master Fund exercised their right to purchase an aggregate of 16,000,000 Waldencast Class A ordinary shares and 5,333,333 redeemable warrants, for an aggregate purchase price of $160.0 million, in a private placement to close substantially concurrently with the Closing.
Also, on October 20, 2021, Beauty Ventures exercised its right to purchase an aggregate of 17,300,000 Waldencast Class A ordinary shares and 5,766,666 redeemable warrants, for an aggregate purchase price of $173.0 million, in a private placement to close substantially concurrently with the Closing.
On October 22, 2021, representatives of Skadden, on behalf of Waldencast, e-mailed to representatives of Latham, on behalf of Obagi, and to representatives of Goodwin, on behalf of Milk, a further revised draft of the Obagi Merger Agreement, which included, among other things, the re-introduction of the locked-box structure, a note that the approach to the minimum cash conditions was subject to determination of the approach to the mechanics for determining the portion of the consideration that would consist of Waldencast plc ordinary shares and the portion that will consist of cash, certain changes to the representations and warranties and covenants and the incorporation of the “Up-C” structure.
On October 24, 2021, representatives of Skadden, on behalf of Waldencast, e-mailed to representatives of Latham, on behalf of Obagi, and to representatives of Goodwin, on behalf of Milk, an initial draft of the form of the Registration Rights Agreement, pursuant to which, among other things, Waldencast would agree to register for resale, pursuant to Rule 415 under the Securities Act, certain equity securities of Waldencast (after the Domestication) that are held by the parties thereto from time to time. Between October 24, 2021 and November 13, 2021, representatives of Latham, Goodwin and Skadden negotiated the terms of the Registration Rights Agreement, exchanging multiple drafts thereof. The primary terms discussed related to, among other things, the size requirements and other conditions of the demand rights thereunder. The final terms to the Registration Rights Agreement were agreed upon by the parties on November 13, 2021, and attached as an exhibit to the Transaction Agreements. See “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger and the Milk Transaction — Registration Rights Agreement” for additional information.
Also, on October 24, 2021, Waldencast held a meeting via video teleconference of all of the members of the Waldencast board of directors, in addition to members of Waldencast’s management team and representatives of Skadden. At the meeting, Mr. Dutra presented to the Waldencast board of directors on the contemplated PIPE investment in respect of, and the timeline for, the potential business combination transaction with Obagi and Milk. Mr. Brousset presented to the Waldencast board of directors on the commercial aspects of the potential business combination transaction, including an overview of Obagi and Milk, as well as a summary of the key terms of the potential transaction documents with Obagi and Milk. Throughout the meeting and following the presentations, Waldencast’s board of directors asked questions and those questions were addressed by representatives of Waldencast’s management and/or Skadden, as applicable.
On October 25, 2021, representatives of Skadden, on behalf of Waldencast, e-mailed to representatives of Latham, on behalf of Obagi, and to representatives of Goodwin, on behalf of Milk, an initial draft of the form of the Lock-Up Agreements, pursuant to which, among other things, the Lock-Up Holders would agree not to transfer, assign or sell their interests in Waldencast plc during the respective Lock-Up Period (as defined herein). Between November 7, 2021 and November 14, 2021, representatives of Latham, Goodwin and Skadden negotiated the terms of the form of the Lock-Up Agreements, exchanging multiple drafts thereof. The primary terms discussed related to, among other things, the carve outs to the transfer restrictions and early release mechanisms including employment related terminations and a “most favored nation” release. The final terms to the Lock-Up Agreements were agreed upon by the parties on November 14, 2021, and attached as an exhibit to the Transaction Agreements. See “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger and the Milk Transaction — Lock-Up Agreement” for additional information.
On October 26, 2021, representatives of Goodwin, on behalf of Milk, e-mailed to representatives of Skadden, on behalf of Waldencast, a revised draft of the Milk Equity Purchase Agreement, which included, among other things, the removal of the locked-box structure, a note that the approach to the mechanics for determining the portion of the consideration that would consist of Waldencast plc ordinary shares and the portion that will consist of cash was subject to determination, changes to the representations, warranties and covenants, and the addition of certain tax obligations, and a revised draft of the Obagi Merger Agreement, carrying over certain amendments from the Milk Equity Purchase Agreement.

Also, on October 26, 2021, Waldencast held a meeting via video teleconference of all of the members of the Waldencast board of directors, in addition to members of Waldencast’s management team and representatives of Skadden, Maples, and J.P. Morgan. At the meeting, representatives of Maples presented to the Waldencast board of directors on the directors’ fiduciary duties under Cayman Islands’ law. Mr. Brousset presented to the Waldencast board of directors on the commercial aspects of, and the timeline for, the potential business combination transaction with Obagi and Milk. Representatives of Skadden provided a summary of the key terms of the potential transaction documents with Obagi and Milk, including the projections, as discussed further in the section entitled “BCA Proposal — Unaudited Projected Financial Information.” Representatives of J.P. Morgan discussed with the Waldencast board of directors certain financial aspects of the potential business combination. Throughout the meeting and following the presentations, Waldencast’s board of directors asked questions and those questions were addressed by representatives of Waldencast’s management, Maples, Skadden and/or J.P. Morgan, as applicable.
On October 27, 2021, representatives of Goodwin, on behalf of Milk, e-mailed to representatives of Skadden, on behalf of Waldencast, an initial draft of the term sheet for the amended and restated exempted limited partnership agreement of Waldencast LP, to be adopted immediately prior to the Milk Transaction Effective Time by Waldencast LP, Waldencast, Holdco 1, Milk, the Milk Members and the Equityholder Representative to reflect Holdco 1’s “Up-C” contributions of the Milk and Holdco 2 equity interests to Waldencast LP, in exchange for limited partnership interests in Waldencast LP, in connection with the consummation of the proposed business combination (the “Up-C Term Sheet”). Over the course of the next several weeks, the parties continued to negotiate the terms of the Up-C Term Sheet, exchanging multiple drafts before a final form was agreed by the parties on November 14, 2021.
Also, on October 27, 2021, representatives of Skadden, on behalf of Waldencast, provided incremental revisions to certain representations and warranties of Obagi in the revised draft of the Obagi Merger Agreement circulated on October 22, 2021.
On October 29, 2021, representatives of Skadden, on behalf of Waldencast, e-mailed to representatives of Latham, on behalf of Obagi, and to representatives of Goodwin, on behalf of Milk, initial drafts of the Obagi Sponsor Support Agreement, to be entered into by Waldencast, the Sponsor, the Investor Directors and Obagi, the Milk Sponsor Support Agreement, to be entered into by Waldencast, the Sponsor, the Investor Directors and the Equityholder Representative, and an initial draft of the Obagi Stockholder Support Agreement, to be entered into by Waldencast, Obagi and Cedarwalk. Pursuant to the Sponsor Support Agreements, among other things, the Sponsor and the Investor Directors would agree to vote in favor of the Transaction Agreements and the transactions contemplated thereby. Pursuant to the Obagi Stockholder Support Agreement, among other things, Cedarwalk would agree to approve and adopt the Obagi Merger Agreement and the transactions contemplated thereby. Over the course of the next several weeks, the parties continued to negotiate the terms of the Sponsor Support Agreements and the Obagi Stockholder Support Agreement, exchanging multiple drafts before agreed final versions of the Sponsor Support Agreements and Obagi Stockholder Support Agreement were executed by the parties to such agreements on November 15, 2021. The principal terms of the Sponsor Support Agreements being negotiated during such time included those related to the obligations of the Sponsor and the Investor Directors with respect to voting the ordinary shares held by them and certain representations and warranties and covenants. The principal terms of the Stockholder Support Agreement being negotiated during such time included carveouts to Cedarwalk’s transfer restrictions for transfers to its affiliates. See the section entitled “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger and the Milk Transaction — Stockholder Support Agreement” for additional information.
Also, on October 29, 2021, representatives of Latham, on behalf of Obagi, e-mailed to representatives of Skadden, on behalf of Waldencast, a revised draft of the Obagi Merger Agreement, which included, among other things, additional changes to incorporate the “Up-C” structure, changes to the threshold of ownership interest to qualify as an Obagi Lock-Up Shareholder for the purposes of the Obagi Lock-Up Agreements, deletion of the locked-box structure, and changes to certain representations and warranties and covenants.
Also, on October 29, 2021, Waldencast and J.P. Morgan entered into an engagement letter pursuant to which J.P. Morgan would provide M&A financial advisory and services in connection with the potential business combination.
On November, 1 2021, Waldencast executed its engagement letter with Credit Suisse to provide financial advisory and equity capital markets advisory services on the potential business combination.
On November 2, 2021, representatives of Nixon, on behalf of Cedarwalk, e-mailed to representatives of Skadden, on behalf of Waldencast, an initial draft of the form of the Supply Agreement, to be entered into prior to the Obagi Closing by Obagi Cosmeceuticals and Obagi Hong Kong. Over the course of the next several days, the parties continued to negotiate the terms of the Supply Agreement, exchanging multiple drafts before a final form was agreed by the parties on November 14, 2021. The principal terms of the Supply Agreement being negotiated during such time included those related to exclusivity, the scope of applicability of the agreement, for instance to include ‘bulk products’, and Obagi Cosmeceuticals’ obligation to treat orders by Obagi Hong Kong with equal importance as orders on its own account. See the section entitled “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger — Supply Agreement” for additional information.
On November 3, 2021, representatives of Skadden, on behalf of Waldencast, e-mailed to representatives of Latham, on behalf of Obagi, and to representatives of Goodwin, on behalf of Milk, a further revised draft of the Obagi Merger Agreement, which included, among other things, certain changes to the minimum cash conditions, including the introduction of a mechanism to substitute cash consideration for shares of Waldencast plc stock and certain changes to the representations, warranties and covenants, and the addition of certain tax-related provisions.
Also, on November 3, 2021, representatives of Skadden, on behalf of Waldencast, e-mailed to representatives of Goodwin, on behalf of Milk, and to representatives of Latham, on behalf of Obagi, a further revised draft of the Milk Equity Purchase Agreement, which included, among other things, a revised “Up-C” transaction structure, the introduction of a mechanism to substitute cash consideration for shares of Waldencast plc stock, changes to certain representations, warranties and covenants, and the addition of certain tax obligations.
On November 5, 2021, representatives of Skadden, on behalf of Waldencast, e-mailed to representatives of Latham, on behalf of Obagi, and to representatives of Goodwin, on behalf of Milk, an initial draft of the term sheet for the Proposed Constitutional Document for the combined company to be adopted in connection with the consummation of the proposed business combination (the “Pubco Governance Term Sheet”). Over the course of the next several days, the parties continued to negotiate the terms of the Pubco Governance Term Sheet, exchanging multiple drafts before a final form was agreed by the parties on November 14, 2021. See the section entitled “Organizational Documents Proposals” for additional information.
Also, on November 5, 2021, Waldencast and J.P. Morgan entered into an engagement letter pursuant to which J.P. Morgan would provide capital markets advisory services in connection with the potential business combination.
Also, on November 5, 2021, representatives of Latham, on behalf of Obagi, e-mailed to representatives of Skadden, on behalf of Waldencast, an updated Obagi Merger Agreement which included, among other things, changes to the cash consideration substitution mechanics and changes to certain representations and warranties and covenants related to debt financing.
On November 6, 2021, representative of Goodwin, on behalf of Milk, e-mailed to representatives of Skadden, on behalf of Waldencast, a revised draft of the Milk Equity Purchase Agreement, which included, among other things, certain changes to the cash consideration substitution mechanics, mechanics relating to the treatment of certain of Milk’s outstanding equity awards, certain representations, warranties and covenants, and tax obligations.
On November 10, 2021, Waldencast held a meeting via video teleconference of all of the members of the Waldencast board of directors, in addition to members of Waldencast’s management team and representatives of Skadden and J.P. Morgan. During the meeting, members of Waldencast’s management team, including Mr. Brousset, with assistance from Waldencast’s advisors, provided the members of Waldencast’s board of directors and senior advisors with, among other things, a summary of negotiations with Obagi and Milk on purchase price mechanics. Following the discussion, Waldencast’s board of directors and senior advisers asked questions and those questions were addressed by representatives of Waldencast’s management, Skadden and/or J.P. Morgan, as applicable.
Also, on November 10, 2021, representatives of Skadden, on behalf of Waldencast, e-mailed to representatives of Latham, on behalf of Obagi, and to representatives of Goodwin, on behalf of Milk, riders to the Obagi Merger Agreement and Milk Transaction Agreement setting out the proposed cash consideration substitution mechanics.
Also, on November 10, 2021, representatives of Skadden, on behalf of Waldencast, e-mailed to representatives of Latham, on behalf of Obagi, and to representatives of Goodwin, on behalf of Milk, a further revised draft of the Obagi Merger Agreement, which included, among other things, changes to certain representations and warranties and incorporation of the cash consideration substitution mechanics, and a further revised draft of the Milk Equity Purchase Agreement which included, among other things, incorporation of the cash consideration substitution mechanics and changes to certain of the representations, warranties and covenants.

The cash consideration substitution mechanics, specifically the effective impact of cash consideration to each party based on the amount of cash remaining in the Trust Account at the Closing of the Transactions, were the key item of negotiation from November 10, 2021 to November 12, 2021. Representatives of Skadden, Latham, and Goodwin, on behalf of Waldencast, Obagi and Milk, respectively, exchanged revised drafts of the cash consideration substitution mechanics for the Obagi Merger Agreement and the Milk Transaction Agreement. Further, representatives of Waldencast, Obagi and Milk, and their respective advisors, held video teleconference calls to discuss the cash consideration substitution mechanics. Ultimately, the parties agreed to the cash consideration substitution mechanics in the final Obagi Merger Agreement and the final Milk Transaction Agreement.
On November 13, 2021, Waldencast held a meeting via video teleconference of the members of the Waldencast board of directors, with members of Waldencast’s management team and representatives of J.P. Morgan, Skadden and Maples also in attendance. At the meeting, the senior management of Waldencast provided an overview of the proposed business combination with Obagi and Milk as the proposed business combination targets (including the rationale for the combined business) and updated Waldencast’s board of directors regarding the final negotiations of the terms of the proposed business combination. Further, the senior management of Waldencast determined that Milk’s internally prepared projections and Waldencast’s internally prepared pro forma combined projections for the proposed business combination previously provided to the board of directors and discussed at the October 26, 2021 board meeting should be superseded by the projections for the proposed business combination provided at the November 13, 2021 meeting, which were updated to account for delays in the roll out of certain products in the customer’s stores which thereby resulted in a delay in revenue attainment, as discussed further in the section entitled “BCA Proposal – Unaudited Projected Financial Information.” A representative of Maples gave a presentation to the Waldencast board of directors on the directors’ fiduciary duties under Cayman Islands law. Representatives of J.P. Morgan discussed with the Waldencast board of directors certain financial aspects of the proposed business combination, and further discussed certain operating and trading metrics associated with certain companies in the beauty and high-growth consumer sectors deemed to be comparable to Obagi and Milk. Representatives of Skadden provided an overview of the key terms of the Transaction Agreements and the ancillary agreements, as well as an overview of the Waldencast Ventures Guidelines. See the section entitled “Waldencast Ventures Guidelines” for additional information. Throughout the meeting and following the presentations, Waldencast’s board of directors asked questions and those questions were addressed by representatives of Waldencast’s management, Maples, Skadden and J.P. Morgan, as applicable.
A member of the Waldencast board of directors was unable to attend the meeting described above. Therefore, the meeting was adjourned and a subsequent meeting was held on November 13, 2021, that was attended by all members of the Waldencast board of directors. Between meetings, several attendees of the first meeting ensured that the director who was unable to attend the meeting was briefed on the matters discussed during the first meeting, including the discussions by representatives of J.P. Morgan, Skadden and Maples. At the second meeting of the Waldencast board of directors held on November 13, 2021, Waldencast’s board of directors unanimously determined, among other things, that the new projections recommended by the senior management of Waldencast be adopted, that the Obagi Merger Proposal and the Milk Transaction Proposal are in the best interests of Waldencast and its shareholders and recommended that its shareholders vote “FOR” the adoption of the Transaction Agreements, and approval of the transactions contemplated thereby, including the Business Combination. See the section entitled “BCA Proposal — Waldencast’s Board of Directors’ Reasons for the Business Combination” for additional information related to the factors considered by Waldencast’s board of directors in approving the Obagi Merger Proposal and the Milk Transaction Proposal.
On November 14, 2021, representatives of Latham, on behalf of Obagi, e-mailed to representatives of Skadden, on behalf of Waldencast, final amendments to the Obagi Merger Agreement and, in the early morning on November 15, 2021, representatives of Latham and Skadden, on behalf of their respective clients, agreed to the execution version of the Obagi Merger Agreement.
On November 15, 2021, representatives of Skadden, on behalf of Waldencast, e-mailed to representatives of Goodwin, on behalf of Milk, final amendments to the Milk Equity Purchase Agreement and, in the early morning on November 15, 2021, representatives of Goodwin and Skadden, on behalf of their respective clients, agreed to the execution version of the Milk Equity Purchase Agreement.
Also, on November 15, 2021, Waldencast executed the (a) Obagi Merger Agreement with Merger Sub and Obagi and (b) Milk Equity Purchase Agreement with Holdco 1, Waldencast LP, Milk, the Milk Members and the

Equityholder Representative. Concurrent with the execution of the Transaction Agreements, Waldencast also entered into the Obagi Sponsor Support Agreement, the Milk Sponsor Support Agreement and the Stockholder Support Agreement, in each case, with the applicable other parties thereto. See the section entitled “BCA Proposal — Related Agreements” for additional information.
Also, on November 15, 2021, Waldencast issued a press release announcing the execution of the Transaction Agreements, which Waldencast filed with a Current Report on Form 8-K along with an investor presentation prepared by members of Waldencast’s, Obagi’s and Milk’s management teams and used in connection with meetings with existing Waldencast shareholders and other persons regarding Obagi, Milk and the Business Combination.
On November 18, 2021, Waldencast filed an amendment to the Current Report on Form 8-K/A which included as exhibits the executed Obagi Merger Agreement, the executed Milk Equity Purchase Agreement, the form of the Subscription Agreements, the form of the Obagi Sponsor Support Agreement, the form of the Milk Sponsor Support Agreement, the form of the Stockholder Support Agreement, the form of the Registration Rights Agreement, the form of the Obagi Lock-Up Agreement and the form of the Milk Lock-Up Agreement.
Waldencast’s Board of Directors’ Reasons for the Business Combination
On November 13, 2021, the Waldencast board of directors (i) determined that it is advisable for Waldencast to enter into the Obagi Merger Agreement and the Milk Equity Purchase Agreement and the documents contemplated thereby, (ii) approved the execution and delivery of the Obagi Merger Agreement and the Milk Equity Purchase Agreement and the documents and transactions contemplated thereby, and (iii) recommended the adoption and approval of the Obagi Merger Agreement and the Milk Equity Purchase Agreement and the other documents and transactions contemplated thereby by Waldencast’s shareholders. In evaluating the Business Combination and making these determinations and this recommendation, the Waldencast board of directors consulted with Waldencast’s senior management and considered a wide variety of factors.
In light of the complexity of those factors, Waldencast’s board of directors as a whole did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching the directors’ respective decisions. Individual members of Waldencast’s board of directors may have given different weight to different factors. This explanation of Waldencast’s reasons for the board of directors’ approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”
The Waldencast board of directors and management considered the general criteria and guidelines that Waldencast believed would be important in evaluating prospective target businesses as described in the prospectus for Waldencast’s initial public offering. The Waldencast board of directors also considered that they could enter into a business combination with a target business that does not meet those criteria and guidelines. In the prospectus for its initial public offering, Waldencast stated that it intended to focus primarily on acquiring a company or companies exhibiting some of the following criteria and guidelines:
(i)
Strong brand identity and enduring brand equity: purpose-driven brand with high-quality products and values such as authenticity, social consciousness, inclusiveness, sustainability, and transparency with respect to clean ingredients and responsible sourcing practices;

(ii)	High level of consumer affinity: established an active and engaged community of users with a high degree of loyalty and emotional connection to the brand;
(iii)
Differentiated offering and market positioning: unique innovation capabilities or formulations, a defensible strategic moat, and a modern business model aimed at disrupting the category in which it plays;

(iv)
Multiple levers for long-term sustainable growth: ability to increase penetration in existing markets, categories, and consumer segments, capitalize on untapped opportunities with respect to international expansion, channel diversification, and thoughtful product line expansions which augment consumer segments;

(v)	Benefit from online acceleration and omni-channel access: potential to rapidly scale through a combination of online acceleration and diversification to appropriate offline channels;
(vi)	Long-term sustainable business model: strong unit economics, gross margin profile that is aligned with or above industry standard, positive operating profits, or clear path to profitability;

(vii)
Leverage management team’s extensive operating expertise and network: leverage over five decades of direct beauty and consumer goods operating and investing experience at the world’s leading consumer companies and benefit from hands-on guidance to optimize operations to extract operational efficiencies; and

(viii)
Attractive value creation opportunity: potential combination targets with the appropriate risk and reward profile that can generate attractive returns for our shareholders based on our rigorous strategic, operational, and financial assessment.

In considering the Business Combination, the Waldencast board of directors determined that the Business Combination was an attractive business opportunity and met all of the criteria and guidelines above, although not weighted or in any order of significance.
More specifically, the Waldencast board of directors considered the following factors in respect of the Obagi Merger, the Milk Transaction and the Business Combination:
•
Obagi, Milk and the Business Combination. The Waldencast board of directors considered the following factors relating to Obagi, Milk and the Business Combination, which are based on diligence conducted by or at the direction of Waldencast and its advisors, and on information that Obagi and Milk have provided to Waldencast:

•
Large and Resilient Addressable Market. The global skincare and color cosmetics markets were valued at approximately $155.0 billion and $66.0 billion, respectively, in 2020, accounting for approximately 30% and 13% of the global beauty, personal care and wellness market, according to industry sources. Going forward, these two markets are expected to grow at a CAGR of 7.9% and 7.0%, respectively, from 2021 to 2023. We believe the key drivers of growth include the shift in desire for quality over price, increased appetite for clean, natural, and higher-performance products, emerging market expansion, and adaptability to e-commerce channels, particularly by skincare and makeup consumers. The beauty, personal care and wellness market has proven to be resilient through economic cycles and, in particular, is expected to maintain strong momentum in its growth following the COVID-19 lockdowns, with estimated year-on-year growth of 8.4% in 2021, and 6.4% for 2022 and 2023, according to industry sources.

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Highly Fragmented Market with Growth Driven by Independent Brands. The top five brands in the global beauty, personal care and wellness market, being Colgate-Palmolive, The Estée Lauder Companies, Inc., Unilever, P&G, and L’Oréal S.A., account for only 32% of the market share. Of these, Colgate-Palmolive, Unilever and P&G experienced reductions in their market shares over the period from 2015 to 2020, according to industry sources. New consumer trends and technology are driving the gain in market share of disruptor brands that account for the other 68% of the global beauty, personal care and wellness market. These emerging brands are driving sector growth and the Waldencast board of directors believes there is a clear opportunity to aggregate these brands under a new platform to accelerate growth and scale.

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Obagi is a Market Leader within the Professional Skincare Market. Obagi is a market leader in the global professional skincare market, having achieved the highest overall scores from U.S. providers in the 2020 Kline Perception and Satisfaction Survey, receiving the highest performance ratings on most attributes among large brands including marketing, product portfolio and innovation, and value-added services.[1] It was second in sales in 2019 in this segment of U.S. professional skincare products companies. The skincare market is the fastest growing segment in the global beauty, personal care and wellness market, with the expectation for the global skincare market to grow in revenue from approximately $155 billion in 2021 to approximately $204 billion by 2025, according to industry sources.

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Obagi’s Robust, Innovative Product Portfolio. Obagi currently holds over 80 patents worldwide in respect of its treatments, which are developed by a world class research and development team, and undergo thorough product testing from panels comprising leading dermatologists from universities and research organizations across the U.S. Over 90% of Obagi’s sales are derived from skincare products designed for the physician-dispensed market, ranging in price from $22.00 to $471.00.

[1]	2020 Physician Dispensed Skincare US Perception & Satisfaction Survey, Kline & Company.

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Obagi’s Experienced Management Team of Dermo-Cosmetics Experts. The Waldencast board of directors believes that Obagi’s management team has extensive experience in key aspects of the beauty, personal care and wellness market, particularly the dermo-cosmetics sector. Obagi’s management team is led by Ms. Castle, and executives with experience from leading companies such as Bausch Health, Glo and Neutrogena. We expect that Obagi executives will continue with the combined company following the Business Combination. For additional information regarding Obagi’s executive officers, see the section entitled “Management of Waldencast plc Following the Business Combination — Executive Officers.”

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Milk’s Leading Clean Make-Up Brand. Milk is a leading clean make-up brand with a strong following among Gen-Z consumers, known for its cultural relevance and iconic products. The brand is anchored by this strong community following and the Waldencast board of directors believe there are significant growth opportunities.

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Milk’s Strong Community Engagement and Portfolio of Unique Products. We believe Milk has an exciting portfolio of innovative and iconic products and a strong community following attracted to its brand values of “good for you, good for the planet, and good for our community.” As of April 26, 2022, Milk had approximately 2,000,000 Instagram followers, 8,600,000 likes and 122,000,000 hash-tagged video views on TikTok, 964,000 monthly views on Pinterest, 101,000 Facebook followers, 88,400 YouTube subscribers and 62,500 Twitter followers. The Waldencast board of directors believes Milk has the potential to grow through innovation and launches from its current portfolio of cosmetic products to other segments of the beauty, personal care and wellness market, such as skincare, haircare, bath and shower, and fragrance.

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Milk’s Strong Partnership with Sephora. Milk has an established presence in the U.S. and Canada through its partnership with Sephora, with Milk’s products featured in all 1,335 physical Sephora retail stores in the U.S., and all 82 physical Sephora retail stores in Canada. However, milkmakeup.com currently only ships to the U.S. and the Waldencast board of directors believes there is an opportunity to increase Milk’s presence in high-growth international markets, through increasing Milk’s presence in Sephora’s non-North American brick and mortar stores, as well as partnerships with other beauty retail stores worldwide.

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Milk’s Experienced Management Team of Make-Up and Cosmetic Industry Experts. The Waldencast board of directors believes that Milk’s management team has extensive experience in key aspects of the beauty, personal care and wellness sectors, particularly the make-up and cosmetics sectors. Milk’s management team is led by Tim Coolican, who serves as Chief Executive Officer, and executives with experience from leading companies such as L’Oréal, Unilever, Bliss and Benefit. We expect that Milk executives will continue with the combined company following the Business Combination. For additional information regarding Milk’s executive officers, see the section entitled “Management of Waldencast plc Following the Business Combination — Executive Officers.”

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Attractive Entry Valuations. The Waldencast board of directors determined that (a) the pro forma enterprise valuations of Obagi and Milk were reasonable in comparison to certain comparable, publicly traded companies and (b) Waldencast plc will have an anticipated initial pre-transaction enterprise value of $1.2 billion, implying a 4.8x multiple of 2022 projected revenue. The final agreed valuations for each of Obagi and Milk were the result of negotiation between the parties and judgment by the Waldencast board of directors, and were not specifically based on the information provided with respect to certain comparable companies set out below.

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Best Available Opportunity. The Waldencast board of directors determined, after a thorough review of other business combination opportunities reasonably available to Waldencast, that the proposed Business Combination represents the optimal potential business combination available in the market for Waldencast based upon the process utilized to evaluate and assess other potential acquisition targets, and the Waldencast board of directors’ belief that such processes had not presented a better alternative. In particular, it was determined that the proposed Business Combination with two target entities was the best available proposal for furthering Waldencast’s objective of establishing a global, multi-brand beauty and wellness platform. The Waldencast board of directors considered the possibility that there may not be another opportunity available to achieve Waldencast’s objectives if the proposed Business Combination did not proceed.
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Continued Ownership by Sellers. The Waldencast board of directors considered that Obagi and Milk’s existing stockholders would be receiving a significant amount of Waldencast plc’s common stock in the proposed Business Combination and that the existing stockholders of Obagi and Milk are “rolling over” a significant portion of their existing equity interests in Obagi and Milk into equity interests in Waldencast plc which would represent approximately 30.8% of the pro forma fully diluted share ownership of the combined company after Closing, based on Obagi’s capitalization as of December 31, 2021, and Milk’s capitalization as of December 31, 2021, assuming that none of Waldencast’s shareholders elect to redeem their Class A ordinary shares for a pro rata portion of cash in the Trust Account, and thus the full amount of the approximately $345.0 million held in the Trust Account is available for the Business Combination. If the actual facts are different from these assumptions, the percentage ownership retained by Obagi and Milk’s existing stockholders in the combined company will be different. See “Beneficial Ownership of Securities” for additional information.

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Results of Due Diligence. In addition to conducting legal, financial, tax and accounting due diligence, the Waldencast board of directors considered the scope of the due diligence investigation conducted by Waldencast’s senior management, and outside legal, tax, and accounting advisors and evaluated the results thereof and information available to it related to Obagi and Milk, including:

•	extensive virtual meetings, office tours and calls with Obagi and Milk’s management team regarding its operations, projections and the proposed transaction; and
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review of materials related to Obagi and Milk and their businesses, made available by Obagi and Milk, including financial statements, material contracts, key metrics and performance indicators, benefit plans, employee compensation and labor matters, intellectual property matters, real property matters, information technology, privacy and personal data, litigation information, environmental matters, export control matters, regulatory and compliance matters and other legal and business diligence.

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Terms of the Transaction Agreements. The Waldencast board of directors reviewed and considered the terms of the Transaction Agreements and the related agreements including the parties’ conditions to their respective obligations to complete the transactions contemplated therein and their ability to terminate such agreements under the circumstances described therein. See the sections entitled “BCA Proposal — Obagi Merger Proposal — The Obagi Merger Agreement” and “BCA Proposal — Milk Transaction Proposal — The Milk Equity Purchase Agreement” for detailed discussions of the terms and conditions of these agreements.

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Arm’s-Length Negotiations. The terms of the Transaction Agreements and the related agreements were vigorously negotiated on an arms-length basis by Waldencast’s management and its outside legal advisors, with input from its financial advisors, with Obagi and Milk, and each of their legal and financial advisors.

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The Role of the Independent Directors. In connection with the Business Combination, Waldencast’s independent directors, Ms. Sarah Brown, Ms. Juliette Hickman, Ms. Lindsay Pattison and Mr. Zack Werner evaluated the proposed terms of the Business Combination, including the Obagi Merger Agreement, Milk Equity Purchase Agreement and the related agreements, and unanimously approved, as members of the Waldencast board of directors, the Obagi Merger Agreement, Milk Equity Purchase Agreement and the related agreements and the transactions contemplated thereby, including the Business Combination.

The Waldencast board of directors also identified and considered the following factors and risks weighing negatively against pursuing the Business Combination, although not weighted or in any order of significance:
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Potential Inability to Complete the Obagi Merger and Milk Transaction. The Waldencast board of directors considered the possibility that the Obagi Merger and/or the Milk Transaction and, thereby, the Business Combination, may not be completed and the potential adverse consequences to Waldencast if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination and the loss of the opportunity to participate in the transaction. They considered the uncertainty related to the Closing, including due to closing conditions primarily outside of the control of the parties to the transaction (such as the need for shareholder and antitrust approval). The Transaction Agreements and the Sponsor Support Agreements also include exclusivity provisions that limit Waldencast, the Sponsor and certain of their respective affiliates from soliciting certain other business combination proposals on behalf of Waldencast, which limits Waldencast’s ability to consider certain other potential business combinations until the earlier of the termination of the Transaction Agreements or the consummation of the Business Combination.
The consummation of the Obagi Merger and the Milk Transaction are conditioned upon satisfaction of the Minimum Cash Conditions. Assuming redemptions do not exceed the maximum redemptions scenario described elsewhere in this proxy statement/prospectus, Waldencast will be able to satisfy the Minimum Cash Conditions based on the proceeds it will receive from the PIPE Investment and the Forward Purchase Transaction, together with remaining funds left in Waldencast’s trust account after taking into account the redemptions and estimated transaction costs incurred by Waldencast in connection with the Business Combination of $64.0 million, including deferred underwriting commissions from Waldencast’s initial public offering of approximately $12.1 million. The maximum redemptions scenario assumes that 21,952,292 public Waldencast’s Class A ordinary shares are redeemed for an aggregate payment of $219.6 million, which is derived from the number of shares that could be redeemed based on an assumed redemption price of approximately $10.00 per share. Based on recent market trends, in the event that Waldencast’s stock price is at, around or below $10.00 per share during the redemption period, there will likely be significant redemptions in excess of the maximum redemptions scenario. The Waldencast board of directors considered the risk that a significant portion of the current public shareholders of Waldencast would redeem their public shares for cash in connection with consummation of the Business Combination, thereby reducing, in each case, the amount of cash available to Waldencast plc following the consummation of the Business Combination and potentially requiring Obagi, Milk and Waldencast to waive the Minimum Cash Conditions under the Transaction Agreements in order for the Business Combination to be consummated.
If there are significant redemptions by public shareholders, then the Minimum Cash Conditions may not be satisfied. In the event the Minimum Cash Conditions are not satisfied, the Business Combination could not be consummated unless Obagi, Milk and Waldencast waive the Minimum Cash Conditions.
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Obagi and Milk’s Business Risks. The Waldencast board of directors considered that Waldencast shareholders would be subject to the execution risks associated with Waldencast plc if they retained their public shares following the Closing, which were different from the risks related to holding public shares of Waldencast prior to the Closing. In this regard, the Waldencast board of directors considered that there were risks associated with successful implementation of Waldencast plc’s long-term business plan and strategy and Waldencast plc realizing the anticipated benefits of the Business Combination on the timeline expected or at all, including due to factors outside of the parties’ control such as the potential negative impact of the COVID-19 pandemic and related macroeconomic uncertainty. The Waldencast board of directors considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that Waldencast shareholders may not fully realize the anticipated benefits to the extent that they expected to retain the public shares following the completion of the Business Combination. For additional description of these risks, please see the section entitled “Risk Factors.”

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Implementation Complexities. Although a simultaneous business combination with two target entities is consistent with Waldencast’s objective of establishing a global, multi-brand beauty and wellness platform, the Waldencast board of directors considered the potential added complexity of implementation of the proposed Business Combination.

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Post-Business Combination Corporate Governance. The Waldencast board of directors considered the corporate governance provisions of the Transaction Agreements, the Investor Rights Agreement and the Proposed Constitutional Documents and the effect of those provisions on the governance of Waldencast plc following the Closing. Cedarwalk will have the right to designate one director to the Waldencast plc Board for as long as Cedarwalk owns 5% of the then outstanding Waldencast plc ordinary shares. The Waldencast board of directors was aware that this right is not generally available to shareholders of Waldencast, including shareholders that may hold a large number of shares. See the sections entitled “BCA Proposal — Obagi Merger Proposal — The Obagi Merger Agreement,” “BCA Proposal — Milk Transaction

Proposal — The Milk Equity Purchase Agreement” and “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger — The Investor Rights Agreement” for detailed discussions of the terms and conditions of the Transaction Agreements and the Investor Rights Agreement. See the section entitled “Organizational Documents Proposals” for detailed discussions of the terms and conditions of the Proposed Constitutional Documents.
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No Survival of Remedies for Breach of Representations, Warranties or Covenants of Obagi or Milk. The Waldencast board of directors considered that the terms of the Transaction Agreements provide that Waldencast will not have any surviving remedies against Obagi, Milk or their stockholders after the Closing to recover for losses as a result of any inaccuracies or breaches of the Obagi and Milk representations, warranties or covenants set forth in the Transaction Agreements. The Waldencast board of directors determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms and the current stockholders of Obagi and Milk will be stockholders in Waldencast plc.

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Litigation. The Waldencast board of directors considered the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin consummation of the Business Combination.

•	Fees and Expenses. The Waldencast board of directors considered the fees and expenses associated with completing the Business Combination.
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Diversion of Management. The Waldencast board of directors considered the potential for diversion of management and employee attention during the period prior to the completion of the Business Combination, and the potential negative effects on Obagi and Milk’s businesses.

In addition to considering the factors described above, the Waldencast board of directors also considered that:
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Interests of Waldencast’s Directors and Executive Officers. Waldencast’s directors and executive officers may have interests in the Business Combination as individuals that are in addition to, and may be different from, the interests of Waldencast’s shareholders, as described in the section entitled “BCA Proposal — Interests of Waldencast’s Directors and Executive Officers in the Business Combination.” However, Waldencast’s board of directors concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for Waldencast’s initial public offering and are included in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by Waldencast with any other target business or businesses, and (iii) Waldencast’s directors and executive officers hold equity interests in Waldencast with value that, after the Closing, will be based on the future performance of Waldencast plc’s common stock. In addition, Waldencast’s independent directors reviewed and considered these interests during their evaluation of the Business Combination and in unanimously approving, as members of the Waldencast board of directors, the Transaction Agreements and the related agreements and the transactions contemplated thereby, including the Business Combination.

Under the Transaction Agreements, Waldencast has agreed to (a) merge with Obagi, based on an enterprise value of $858.0 million, and (b) acquire all of the equity interests in Milk, based on an enterprise value of $382.0 million, to be paid, in each case, in a combination of Waldencast plc Class A ordinary shares and cash. The total consideration represents a market value of equity in excess of 80% of the assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions), a requirement for an initial business combination under the Cayman Constitutional Documents. Although the Waldencast board of directors did not seek a third-party valuation, and did not receive any report, valuation or opinion from any third party in connection with the Business Combination, the Waldencast board of directors relied on the following sources: (i) Waldencast’s due diligence on Obagi and Milk’s business operations; (ii) extensive research reports and data related to the beauty, personal care, and wellness sector, and, more specifically, the skincare and color cosmetics markets, in the U.S. and internationally; and (iii) Waldencast management’s collective experience in constructing and evaluating financial models/projections and conducting valuations of businesses. The Waldencast board of directors concluded that the $858.0 million enterprise value, in respect of Obagi, and the $382.0 million enterprise value, in respect of Milk, are fair and reasonable, given the growth prospects, potential industry consolidation and other compelling aspects of the transaction. During the course of valuing Obagi and Milk, Waldencast’s management identified an appropriate group of comparable public companies in the beauty, personal care and wellness sector, as well as other companies that Waldencast’s management identified with high-growth consumer products. Waldencast’s management believes that the combined company is likely to be considered to be in one or more of these categories by potential investors based on its business and financial model.
Although the Board was not able to identify a single company that is a close comparable to the combination of Obagi and Milk, it did consider the financial performance, valuation and other factors applicable to a range of other companies that share similar attributes to Milk and Obagi in the beauty, personal care and wellness, and high growth consumer sectors and concluded that the consideration reflects an attractive valuation relative to such companies based on valuation metrics typically used in those sectors. The beauty companies reviewed (L’Oréal Company, The Estée Lauder Companies Inc., e.l.f. Beauty, Inc., Olaplex Holdings, Inc. and The Beauty Health Company (hydrafacial) were determined to have a number of attributes that are similar to Obagi and Milk, including (i) being segment leaders in the professional skincare market, (ii) having businesses that are highly scalable, (iii) having large and resilient addressable markets, (iv) having strong community engagement and (v) having strong partnerships and management expertise. The high growth consumer companies reviewed (lululemon athletica, inc., Align Technology Inc. and FIGS, Inc.) were also determined to have a number of attributes that are similar to Obagi and Milk, including (i) having businesses that are highly scalable, (ii) having large and resilient addressable markets, (iii) having strong community engagement and (iv) having strong partnerships and management expertise.
Using information obtained from the comparable public companies’ public filings and FactSet Research Systems as of November 8, 2021, Waldencast’s management calculated, for fiscal years 2022 and 2023, the ratio of each such company’s (i) firm value (calculated as the market value of the applicable company’s common stock on a fully diluted basis, plus any debt and minority interest, less cash and cash equivalents) to (ii) the equity research analyst estimate for such company’s revenue and EBITDA (earnings before interest, taxes, depreciation and amortization). The following table represents the results of such calculations for each of the comparable public companies:
	Waldencast(1)	L’Oréal Company	The Estée Lauder Companies, Inc.	e.l.f. Beauty, Inc.	Olaplex Holdings, Inc.	The Beauty Health Company (hydrafacial)	lululemon athletica inc.	Align Technology Inc.	FIGS, Inc.	Peer Group Average
2022E FV/ Revenue	4.8x	6.2x	6.7x	4.7x	29.0x	14.0x	8.3x	11.5x	15.0x	11.9x
2023E FV/Revenue	3.9x	5.8x	6.2x	4.3x	23.2x	11.0x	7.3x	9.5x	11.3x	9.8x
2022E FV/EBITDA	24.7x*	25.3x	28.0x	24.2x	46.6x	96.4x	32.6x	37.4x	74.9x	45.7x
2023E FV/EBITDA	16.5x*	23.6x	25.2x	20.5x	38.8x	61.8x	27.8x	29.7x	54.4x	35.2x
*	EBITDA reflects deduction of $5.0 million for public company costs
(1)	Waldencast implied multiple at $10.00/share
Source: historical data from company filings; projections from FactSet as of 11/8/2021.
Based on its review of the foregoing considerations, the Waldencast board of directors concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expects Waldencast shareholders will receive as a result of the Business Combination. The Waldencast board of directors realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.
The preceding discussion of the information and factors considered by the Waldencast board of directors is not intended to be exhaustive but includes the material factors considered by the Waldencast board of directors. In view of the complexity and wide variety of factors considered by the Waldencast board of directors in connection with its evaluation of the Business Combination, the Waldencast board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the Waldencast board of directors may have given different weight to different factors. The Waldencast board of directors considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.
This explanation of the Waldencast board of directors’ reasons for its approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Unaudited Projected Financial Information
Obagi Projected Financial Information
In mid-July, 2021, Obagi provided to us internally prepared, prospective financial information for use as a component of our evaluation of Obagi. Obagi does not as a matter of course make public projections as to future sales, earnings, or other results. Waldencast’s management reviewed the prospective financial information provided by Obagi and used such prospective financial information to prepare Waldencast management’s view of the future financial performance of Obagi for the three year period ended December 31, 2023, as part of Waldencast’s overall evaluation of Obagi (the “Obagi Projections”). Waldencast does not as a matter of course make public projections as to future sales, earnings, or other results. This summary of the Obagi Projections is not being included to influence your decision whether to vote in favor of the BCA Proposal or any other proposal to be considered at the extraordinary general meeting, but is included in this proxy statement/prospectus because it was provided to the Waldencast board of directors for its evaluation of the Business Combination. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Waldencast’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Obagi. In addition, the below Obagi Projections were prepared and provided prior to the announcement of the Transactions treating Obagi on a standalone basis, without giving effect to, and as if Obagi never contemplated, the Transactions, including the impact of negotiating or executing the Transactions, the expenses that may be incurred in connection with consummating the Transactions, the effect of any business or strategic decision or action that has been or will be taken as a result of the Obagi Merger Agreement being executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Obagi Merger Agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the Transactions.
Waldencast’s management presented the Obagi Projections to the board of directors of Waldencast at the meetings held on October 26, 2021 and on November 13, 2021, and the board of directors determined to accept these projections. Beginning in mid-September, 2021, for the purposes of our management’s marketing process in respect of the PIPE Investment, our management provided the PIPE Investors the Obagi Projections.
The Obagi Projections have not been audited. Neither Obagi’s or Waldencast’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of Obagi’s and Waldencast’s independent auditors included in this proxy statement/prospectus relates to historical financial information of Obagi. It does not extend to the projections and should not be read as if it does. You are encouraged to review the financial statements of Obagi included in this proxy statement/prospectus, as well as the financial information provided in the section entitled “Selected Historical Financial Information of Obagi” in this proxy statement/prospectus and to not rely on any single financial measure.
While presented in this proxy statement/prospectus with numeric specificity, the Obagi Projections reflect numerous estimates and assumptions, including economic, market and operational assumptions, all of which are difficult to predict and many of which are beyond Obagi’s and Waldencast plc’s control, such as the risks and uncertainties contained in the sections entitled “Risk Factors,” “Obagi’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Statement Regarding Forward-Looking Statements.” The Obagi Projections provided to Waldencast’s board of directors are forward-looking statements that are based on growth assumptions, which are inherently subject to significant uncertainties and contingencies, many of which are beyond Obagi’s and Waldencast plc’s control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. While all projections are necessarily speculative, notably, statements regarding the Obagi Projections are, without limitation, subject to material assumptions regarding Waldencast plc’s and Obagi’s ability to design, manufacture, develop and operate its products and provide its services at scale and meet its customers’ business needs, Waldencast plc’s and Obagi’s ability to successfully execute its development plans and growth strategy, Waldencast plc’s and Obagi’s ability to maintain sufficient financing to fund its operations and growth and Waldencast plc’s and Obagi’s ability to source and maintain contracts. Waldencast cautions that its assumptions may not materialize and that market developments and economic conditions may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.
There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The Obagi Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Waldencast plc does not intend to refer back to the Obagi Projections in its future periodic reports filed under the Exchange Act.
THE OBAGI PROJECTIONS DO NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT THE INFORMATION WAS PREPARED. EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, OBAGI AND WALDENCAST UNDERTAKE NO OBLIGATIONS AND EXPRESSLY DISCLAIM ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THE OBAGI PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THE OBAGI PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE OBAGI PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION SET FORTH BELOW. NONE OF OBAGI, WALDENCAST NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY WALDENCAST PLC SHAREHOLDER, WALDENCAST SHAREHOLDER, OBAGI SHAREHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE OBAGI PROJECTIONS OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.
The key elements of the Obagi Projections are summarized below.
	Obagi Financial Forecast*
	Forecast Year Ending December 31
(in millions)	2021E	2022E(2)	2023E(2)
	(unaudited)
Net Sales	$168	$190	$213
Gross Profit	127	150	168
Adjusted EBITDA(1)	42	50	63
*	Obagi financials exclusive of the Obagi China Business.
(1)	Adjusted EBITDA is a non-GAAP measure.
(2)	Obagi financials inclusive of 5.5% royalty.
The Obagi Projections were based on a variety of assumptions that are estimates based on, among other things, Obagi’s historical performance, industry data, market studies and competitive analyses. Key assumptions for the internally prepared, prospective financial information provided by Obagi include (as impacted by the adjustments made by Waldencast’s management set forth below and reflected in the Obagi Projections (the “Obagi Projections Assumptions”)):
•	Net Sales
•	U.S. increases in revenue due to:
•	growth of the U.S. professional skincare market;
•	geographic expansion, including adding new accounts in existing territories and entering new territories;
•	increases in the prices of Obagi Medical® products; and
•	new product launches, including product expansions into new categories.

•	International increases in revenue due to:
•	growth of the skincare markets in international territories where it operates (outside of China);
•	international expansion, including entering new territories and using new distributers;
•	increases in the price of its products in international markets (outside of China);
•	new product launches; and
•	commencement of Skintrinsiq™ device sales in international markets (outside of China).
•	Gross Profit
•	increase in net sales as described above;
•	historical gross margin performance for Obagi’s products and channels remaining consistent; and
•	the success of Obagi’s initiatives to negotiate and reduce costs with manufacturers and freight carriers.
•	Adjusted EBITDA
•	increase in sales and marketing expenses to drive increased net sales growth, including sales force expansion;
•	increase in research and development expenses due to continued design, development, and testing, including in-market clinical studies, of current and future Obagi products;
•	increase in personnel and general and administrative expenses to support Obagi’s growing operations; and
•	gross profits growing at a rate higher than the increase in operating expenses as a result of efforts to control costs across functional areas.
Adjusted EBITDA is a non-GAAP measure, which is an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as alternatives to gross profit, net income, operating income or any other performance measures derived in accordance with GAAP, but is included because we believe that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends in comparing Obagi’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. However, non-GAAP financial measures as used by Waldencast plc may not be comparable to similarly titled amounts used by other companies. Not all of the information necessary for a quantitative reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time. Accordingly, we have not provided a reconciliation of such financial measures.
Waldencast’s management reviewed the key assumptions for the internally prepared, prospective financial information provided by Obagi to Waldencast’s management in mid-July, 2021 and determined that such assumptions were reasonable, subject to adjustments to such prospective financial information including reflecting the carve-out of the Obagi China Business, increasing the projected net sales in 2023 to reflect a slightly higher direct to customer channel and decreasing the projected growth of sales expenses in 2023.
Milk Projected Financial Information
In early August, 2021, Milk provided to us internally prepared prospective financial information for use as a component of our evaluation of Milk. In early November, 2021, Milk provided an update to such information to reflect updates to the estimates and judgments with respect to the expected performance of one of Milk’s customers, specifically, to account for delays in the roll out of certain products in the customer’s stores which thereby resulted in a delay in revenue attainment. Milk does not as a matter of course make public projections as to future sales, earnings, or other results. Waldencast’s management reviewed the prospective financial information provided by Milk and used such prospective financial information to prepare Waldencast management’s view of the future financial performance of Milk for the three year period ended December 31, 2023, as part of Waldencast’s overall evaluation of Milk (the “Milk Projections”). Waldencast does not as a matter of course make public projections as to future sales, earnings, or other results. This summary of the Milk Projections is not being included to influence your decision whether to vote in favor of the BCA Proposal or any other proposal to be considered at the extraordinary general meeting, but is included in this proxy statement/prospectus because it was provided to the Waldencast board of directors for its evaluation of the Business Combination. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Waldencast’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Milk. In addition, the below Milk Projections were prepared and provided prior to the announcement of the Transactions treating Milk on a standalone basis, without giving effect to, and as if Milk never contemplated, the Transactions, including the impact of negotiating or executing the Transactions, the expenses that may be incurred in connection with consummating the Transactions, the effect of any business or strategic decision or action that has been or will be taken as a result of the Milk Equity Purchase Agreement being executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Milk Equity Purchase Agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the Transactions.
Waldencast’s management presented the initial prospective, financial information provided by Milk to the board of directors of Waldencast at the meeting held on October 26, 2021. Our management presented the Milk Projections at the meeting of the board of directors held on November 13, 2021, and the board of directors determined that the Milk prospective, financial information previously provided to the board of directors and discussed at the October 26, 2021 board meeting should be superseded by the Milk Projections provided at the November 13, 2021 meeting. Beginning in mid-September, 2021, for the purposes of our management’s marketing process in respect of the PIPE Investment, our management provided the PIPE Investors the prospective financial information of Milk previously provided to the board of directors of Waldencast at the October 26, 2021 board meeting and in early November provided the PIPE Investors the Milk Projections.
The Milk Projections have not been audited. Neither Milk’s or Waldencast’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of Milk’s and Waldencast’s independent auditors included in this proxy statement/prospectus relates to historical financial information of Milk. It does not extend to the projections and should not be read as if it does. You are encouraged to review the financial statements of Milk included in this proxy statement/prospectus, as well as the financial information provided in the section entitled “Selected Historical Financial Information of Obagi” in this proxy statement/prospectus and to not rely on any single financial measure.
While presented in this proxy statement/prospectus with numeric specificity, the Milk Projections reflect numerous estimates and assumptions, including economic, market and operational assumptions, all of which are difficult to predict and many of which are beyond Milk’s and Waldencast plc’s control, such as the risks and uncertainties contained in the sections entitled “Risk Factors,” “Milk’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Statement Regarding Forward-Looking Statements.” The Milk Projections provided to Waldencast’s board of directors are forward-looking statements that are based on growth assumptions, which are inherently subject to significant uncertainties and contingencies, many of which are beyond Milk’s and Waldencast plc’s control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. While all projections are necessarily speculative, notably, statements regarding the Milk Projections are, without limitation, subject to material assumptions regarding Waldencast plc’s and Milk’s ability to design, manufacture, develop and operate its products and provide its services at scale and meet its customers’ business needs, Waldencast plc’s and Milk’s ability to successfully execute its development plans and growth strategy, Waldencast plc’s and Milk’s ability to maintain sufficient financing to fund its operations and growth and Waldencast plc’s and Milk’s ability to source and maintain contracts. Waldencast cautions that its assumptions may not materialize and that market developments and economic conditions may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.
There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The Milk Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Waldencast plc does not intend to refer back to the Milk Projections in its future periodic reports filed under the Exchange Act.

THE MILK PROJECTIONS DO NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT THE INFORMATION WAS PREPARED. EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, MILK AND WALDENCAST UNDERTAKE NO OBLIGATIONS AND EXPRESSLY DISCLAIM ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THE MILK PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THE MILK PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE MILK PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION SET FORTH BELOW. NONE OF MILK, WALDENCAST NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY WALDENCAST PLC SHAREHOLDER, WALDENCAST SHAREHOLDER, MILK MEMBER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE MILK PROJECTIONS OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.
The key elements of the Milk Projections are summarized below.
	Milk Financial Forecast
	Forecast Year Ending December 31
(in millions)	2021E	2022E	2023E
	(unaudited)
Net Sales	$47	$66	$101
Gross Profit	23	39	63
Adjusted EBITDA(1)	(3)	6	17
(1)	Adjusted EBITDA is a non-GAAP measure.
The Milk Projections were based on a variety of assumptions that are estimates based on, among other things, Milk’s historical performance, industry data, market studies and competitive analyses. Key assumptions for the internally prepared, prospective financial information provided by Milk include (as impacted by the adjustments made by Waldencast’s management set forth below and as reflected in the Milk Projections (the “Milk Projections Assumptions”):
•	Net Sales
•	increase in revenue due to the relaunch of the Milk brand’s Shopify platform;
•	increase in revenue due to the growth in certain key franchises representing the Milk business, including Milk’s Hydro Grip Primer and Lip and Cheek families of products;
•	increase in revenue due to distribution in the U.S. via Sephora at Kohl’s expansion; and
•	increase in revenue from increasing customer awareness and distribution internationally.
•	Gross Profit
•	increase in retail price on certain existing franchises and new launches; and
•	increase in weight of direct-to-consumer as a business channel.
•	Adjusted EBITDA
•	increase in net sales as described above.
Adjusted EBITDA is a non-GAAP measure, which is an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as alternatives to gross profit, net income, operating income or any other performance measures derived in accordance with GAAP, but is included because we believe that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends in comparing Milk’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. However, non-GAAP financial measures as used by Waldencast plc may not be comparable to similarly titled amounts used by other companies. Not all of the information necessary for a quantitative reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time. Accordingly, we have not provided a reconciliation of such financial measures.
Waldencast’s management reviewed the key assumptions for the internally prepared, prospective financial information provided by Milk to Waldencast’s management in early August, 2021, as revised in early November, 2021, and determined that such assumptions were reasonable, subject to adjustments to such prospective financial information reflecting decreased marketing spending in 2022, increased marketing spending in 2023, decreased cost of goods sold in 2022 and 2023, decreased topline growth in 2022 and decreased operating expense growth in 2022 and 2023.
Pro Forma Projected Financial Information
In late October, 2021, for the purposes of our management’s marketing process in respect of the PIPE Investment, and for the board of directors of Waldencast to consider in its evaluation of the Business Combination, our management provided the PIPE Investors and the board of directors of Waldencast the internally prepared, pro forma combined prospective financial information for the combined company after giving effect to the acquisition of both Obagi and Milk. Subsequently, in early November, 2021, our management received revised prospective financial information for Milk, with updates to the estimates and judgments with respect to the expected performance of one of Milk’s customers set out in the projections provided to our management and presented to the board of directors of Waldencast on October 26, 2021, specifically, to account for delays in the roll out of certain products in the customer’s stores which thereby resulted in a delay in revenue attainment. Such updated prospective financial information for Milk were reflected in the internally prepared pro forma combined prospective financial information for the combined company after giving effect to the acquisition of both Obagi and Milk that our management provided the PIPE Investors and the board of directors of Waldencast (the “Pro Forma Projections”). Waldencast does not as a matter of course make public projections as to future sales, earnings, or other results. This summary of the Pro Forma Projections is not being included to influence your decision whether to vote in favor of the BCA Proposal or any other proposal to be considered at the extraordinary general meeting, but is included in this proxy statement/prospectus because it was provided to the Waldencast board of directors for its evaluation of the Business Combination. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Waldencast’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the expected course of action and the expected future financial performance of Waldencast plc.
Waldencast’s management presented the Pro Forma Projections to the board of directors of Waldencast at the meeting held on November 13, 2021. The board of directors of Waldencast reviewed the Pro Forma Projections and determined that the prospective financial information for the proposed business combination previously provided to the board of directors of Waldencast and discussed at the October 26, 2021 board meeting should be superseded by the Pro Forma Projections presented to the board of directors of Waldencast at the November 13, 2021 meeting. Beginning in mid-September, for the purposes of our management’s marketing process in respect of the PIPE Investment, our management provided the PIPE Investors the internally prepared pro forma combined company prospective financial information after giving effect to the acquisition of both Obagi and Milk previously provided to the board of directors of Waldencast at the October 26, 2021 board meeting and in early November, 2021, provided the PIPE Investors the Milk Projections.
The principal difference between the Pro Forma Projections and the Obagi Projections and Milk Projections was the increase in administrative expenses to account for the cost of operating as a publicly listed company.
The Pro Forma Projections have not been audited. None of Waldencast’s independent auditors, Obagi's independent auditors, Milk’s independent auditors, or any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The reports of Waldencast’s, Obagi’s and Milk’s independent auditors included in this proxy statement/prospectus relate to historical financial information of Waldencast, Obagi and Milk, respectively. They do not extend to the Pro Forma Projections and should not be read as if they do. You are encouraged to review the financial statements of Waldencast, Obagi and

Milk included in this proxy statement/prospectus, as well as the financial information provided in the sections entitled “Selected Historical Information of Waldencast,” “Selected Historical Financial Information of Obagi” and “Selected Historical Financial Information of Milk” in this proxy statement/prospectus and to not rely on any single financial measure.
While presented in this proxy statement/prospectus with numeric specificity, the Pro Forma Projections reflect numerous estimates and assumptions, including economic, market and operational assumptions, all of which are difficult to predict and many of which are beyond Waldencast plc’s control, such as the risks and uncertainties contained in the sections entitled “Risk Factors,” “Waldencast’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Obagi’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Milk’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Statement Regarding Forward-Looking Statements.” The Pro Forma Projections provided to Waldencast’s board of directors are forward-looking statements that are based on growth assumptions, which are inherently subject to significant uncertainties and contingencies, many of which are beyond Waldencast plc’s control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. While all projections are necessarily speculative, notably, statements regarding the Pro Forma Projections are, without limitation, subject to material assumptions regarding Waldencast plc’s ability to design, manufacture, develop and operate its products and provide its services at scale and meet its customers’ business needs, Waldencast plc’s ability to successfully execute its development plans and growth strategy, Waldencast plc’s ability to maintain sufficient financing to fund its operations and growth and Waldencast plc’s ability to source and maintain contracts. Waldencast cautions that its assumptions may not materialize and that market developments and economic conditions may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.
There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The Pro Forma Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Waldencast plc does not intend to refer back to the Pro Forma Projections in its future periodic reports filed under the Exchange Act.
THE PRO FORMA PROJECTIONS DO NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT THE INFORMATION WAS PREPARED. EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, WALDENCAST UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THE PRO FORMA PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THE PRO FORMA PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PRO FORMA PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION SET FORTH BELOW. NONE OF OBAGI, MILK, WALDENCAST NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY WALDENCAST PLC SHAREHOLDER, WALDENCAST SHAREHOLDER, OBAGI SHAREHOLDER, MILK MEMBER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PRO FORMA PROJECTIONS OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.

The key elements of the Pro Forma Projections are summarized below.
	Waldencast plc Financial Forecast*
	Forecast Year Ending December 31
(in millions)	2021E	2022E(2)(3)(4)	2023E(2)(3)
	(unaudited)
Net Sales	$215	$256	$314
Gross Profit	150	189	231
Adjusted EBITDA(1)	39	50	75
*	Obagi financials exclusive of the Obagi China Business.
(1)	Adjusted EBITDA is a non-GAAP measure.
(2)	Total combined company adjusted EBITDA reflects deduction of $5mm for public company costs.
(3)	Obagi financials inclusive of 5.5% royalty.
(4)	Discrepancies in arithmetic are due to rounding.
The Pro Forma Projections were based on a variety of assumptions that are estimates based on, among other things, historical performance, industry data, market studies and competitive analyses. Key assumptions for the Pro Forma Projections include the Obagi Projections Assumptions and the Milk Projections Assumptions, as well as an increase in administrative expenses to account for the cost of operating as a publicly listed company.
Adjusted EBITDA is a non-GAAP measure, which is an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as alternatives to gross profit, net income, operating income or any other performance measures derived in accordance with GAAP, but is included because we believe that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends in comparing our financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. However, non-GAAP financial measures as used by Waldencast plc may not be comparable to similarly titled amounts used by other companies. Not all of the information necessary for a quantitative reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time. Accordingly, we have not provided a reconciliation of such financial measures.
Satisfaction of 80% Test
It is a requirement under the Nasdaq listing requirements that any business acquired by Waldencast have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for an initial business combination. Based on the pre-money valuation of $1.2 million for Obagi and Milk compared to the $345.1 million in the Trust Account as of December 31, 2021, the Waldencast board of directors determined that this requirement was met. The board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, were fair to and in the best interests of Waldencast and its shareholders and appropriately reflected Obagi and Milk’s value. In reaching this determination, the Waldencast board of directors concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as its potential for future growth in revenue and profits. Waldencast’s board of directors believes that the financial skills and background of its members qualify it to conclude that the acquisition of Obagi and Milk met this requirement.
Interests of Waldencast’s Directors and Executive Officers in the Business Combination
When you consider the recommendation of Waldencast’s board of directors in favor of approval of the Obagi Merger Proposal and the Milk Transaction Proposal, you should keep in mind that the Sponsor and Waldencast’s directors and officers have interests in such proposals that are different from, or in addition to, those of Waldencast shareholders and warrant holders generally. As more fully described below, the Sponsor, among other things, (1) will only be able to realize a return on its equity in Waldencast (which may be materially higher than those realized by public Waldencast shareholders and warrant holders) if Waldencast completes a business combination within the required period, and (2) has advanced funds to Waldencast to cover transaction expenses, for which it will only be reimbursed if Waldencast completes a business combination within the required period. Furthermore, certain of

Waldencast’s officers and directors, and their Affiliates, are entitled to receive distributions of the assets of the Sponsor and therefore will benefit when Waldencast completes a business combination within the required period. More specifically, the Sponsor and Waldencast’s directors’ and executive officers’ interests include, among other things, the interests listed below:
•
In January 2021, the Sponsor purchased 7,187,500 Waldencast Class B ordinary shares for an aggregate purchase price of $0.025 million, or approximately $0.003 per share. In February 2021, the Sponsor transferred 20,000 Waldencast Class B ordinary shares to each of the Investor Directors, who are our independent directors, resulting in the Sponsor holding 7,107,500 Waldencast Class B ordinary shares. In March 2021, we effected a share capitalization resulting in the Sponsor holding an aggregate of 8,545,000 Waldencast Class B ordinary shares. As such, the Sponsor and the Investor Directors collectively own 20% of our issued and outstanding shares.

•
The 8,545,000 Waldencast Class B ordinary shares owned by Sponsor, if valued based on the closing price of $9.90 per public share on the Nasdaq on May 11, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, and if unrestricted and freely tradable, would have an aggregate market value of $84.6 million (after giving effect to the conversion of such Waldencast Class B ordinary shares into Waldencast plc Class A ordinary shares in connection with the Obagi Merger and the Milk Transaction, including after giving effect to the Domestication). If Waldencast does not consummate a business combination by March 18, 2023 (or during any Extension Period) it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the Cayman Islands Companies Act to provide for claims of creditors and the requirements of other applicable law. In such event, the 8,625,000 Waldencast Class B ordinary shares owned by the Sponsor and the Investor Directors would be worthless because following the redemption of the public shares, Waldencast would likely have few, if any, net assets and because the Sponsor and Waldencast’s directors and officers have agreed to waive their respective rights to liquidating distributions from the trust account in respect of any Waldencast Class A ordinary shares and Waldencast Class B ordinary shares held by it or them, as applicable, if Waldencast fails to complete a business combination within the required period.

•
The 80,000 Waldencast Class B ordinary shares collectively owned by the Investor Directors, if valued based on the closing price of $9.90 per public share on the Nasdaq on May 11, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, and if unrestricted and freely tradable, would have an aggregate market value of $0.8 million (after giving effect to the conversion of such Waldencast Class B ordinary shares into Waldencast plc Class A ordinary shares in connection with the Transactions, including after giving effect to the Domestication). If Waldencast does not consummate a business combination by March 18, 2023 (or during any Extension Period), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the Cayman Islands Companies Act to provide for claims of creditors and the requirements of other applicable law. In such event, the 80,000 Waldencast Class B ordinary shares owned by the Investor Directors would be worthless because following the redemption of the public shares, Waldencast would likely have few, if any, net assets and because the Sponsor and Waldencast’s directors and officers have agreed to waive their respective rights to liquidating distributions from the trust account in respect of any Waldencast Class A ordinary shares and Waldencast Class B ordinary shares held by it or them, as applicable, if Waldencast fails to complete a business combination within the required period.

•
The Sponsor purchased an aggregate of 5,933,333 private placement warrants from Waldencast simultaneously with the consummation of Waldencast’s initial public offering for an aggregate purchase price of $8.9 million, which will automatically convert into 5,933,333 Waldencast plc warrants in connection with the Transactions (including after giving effect to the Domestication). The 5,933,333 private placement warrants, if valued based on the closing price of $1.00 per public warrant on the Nasdaq on May 11, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, and if unrestricted and freely tradable, would have an aggregate market value of $5.9 million, but may expire and become worthless if Waldencast fails to complete a business combination by March 18, 2023. As a result of Sponsor’s interest in the Waldencast Class B ordinary shares and private placement warrants, Sponsor and its Affiliates have an incentive to complete an initial business combination and may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect Waldencast’s initial business combination.
•
The Sponsor and Dynamo Master Fund (a member of the Sponsor) initially entered into the Sponsor Forward Purchase Agreement with us that provides for the purchase of an aggregate of 16,000,000 Waldencast plc Units comprised of 16,000,000 Waldencast Class A ordinary shares and 5,333,333 redeemable warrants, for an aggregate purchase price of $160.0 million, or $10.00 per one Waldencast Class A ordinary shares and one-third of one redeemable warrant, in a private placement to close substantially concurrently with the Closing. On December 20, 2021, the Sponsor and Burwell Mountain Trust (a member of the Sponsor) entered into an assignment and assumption agreement, pursuant to which the Sponsor assigned, and Burwell Mountain Trust assumed, all of the Sponsor’s rights and benefits as purchaser under the Sponsor Forward Purchase Agreement. Additionally, Beauty Ventures entered into the Third-Party Forward Purchase Agreement with us that provides for the purchase of an aggregate of 17,300,000 Waldencast plc Units comprised of 17,300,000 Waldencast Class A ordinary shares and 5,766,666 redeemable warrants, for an aggregate purchase price of $173.0 million, or $10.00 per one Waldencast Class A ordinary share and one-third of one redeemable warrant, in a private placement to close substantially concurrently with the Closing. In addition, pursuant to the Third-Party Forward Purchase Agreement, members of the Sponsor or their Affiliates will begin to receive a twenty percent (20%) performance fee allocation on the return of the forward purchase securities in excess of the hurdle rate, calculated on the total return generated from forward purchase securities (whether by dividend, transfer or increase in value as measured from date of issuance), when the return of such securities (less the expenses of Beauty Ventures) underlying the Third-Party Forward Purchase Agreement exceeds a hurdle rate of five percent (5%) accrued annually until the fifth anniversary of the issuance of such securities. In the event of a transfer and subsequent sale of any forward purchase securities prior to such fifth anniversary, the performance fee for the period between such transfer and such fifth anniversary will be calculated based on the proceeds generated by such sale.

•
In the event that Waldencast fails to consummate a business combination within the prescribed time frame (pursuant to the Cayman Constitutional Documents), or upon the exercise of a redemption right in connection with the Business Combination, Waldencast will be required to provide for payment of claims of creditors that were not waived that may be brought against Waldencast within the ten years following such redemption. In order to protect the amounts held in Waldencast’s trust account, the Sponsor has agreed that it will be liable to Waldencast if and to the extent any claims by a third party (other than Waldencast’s independent auditors) for services rendered or products sold to Waldencast, or a prospective target business with which Waldencast has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the indemnity of the underwriters of Waldencast’s initial public offering against certain liabilities, including liabilities under the Securities Act.

•
In order to finance transaction costs in connection with a Business Combination, the Sponsor has advanced funds to Waldencast for working capital purposes, including $1.5 million as of February 8, 2022. These outstanding advances have been documented in the Promissory Note issued by Waldencast to the Sponsor, pursuant to which Waldencast may borrow up to $1.5 million from the Sponsor (including those amounts which are currently outstanding). The Promissory Note is non-interest bearing, unsecured and due and payable in full on the earlier of (x) March 18, 2023 and (y) the date Waldencast consummates its initial business combination. If Waldencast does not complete the initial business combination within the required period, Waldencast may use a portion of the working capital held outside the trust account to repay such advances and any other working capital advances made to Waldencast, but no proceeds held in the trust account would be used to repay such advances and any other working capital advances made to Waldencast, and Sponsor may not be able to recover the value it has loaned to Waldencast and any other working capital advances it may make.

•
Waldencast’s officers and directors, and their Affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Waldencast’s behalf, such as identifying and investigating possible business targets and business combinations, as well as repayment of any working capital advances. However, if Waldencast fails to consummate a business combination by March 18, 2023, they will not have any claim against the trust account for reimbursement or repayment. Accordingly, Waldencast may not be able to reimburse such expenses or repay such advances if the Business Combination or another business combination, is not completed by such date. As of December 31, 2021, Waldencast’s officers and directors and their affiliates are entitled to approximately $1.5 million in reimbursable out-of-pocket expenses. As of February 8, 2022, there were approximately $0.25 million of unpaid reimbursable expenses or working capital advances outstanding (which includes funds advanced to Waldencast by Sponsor pursuant to the Promissory Note).

•
As noted above, the Sponsor purchased 7,187,500 Waldencast Class B ordinary shares for an aggregate purchase price of $0.025 million, or approximately $0.003 per share (after taking into account the forfeiture by Sponsor of 937,500 Waldencast Class B ordinary shares, as a result of the underwriter’s exercise of the over-allotment option) and now holds an aggregate of 8,545,000 Waldencast Class B ordinary shares taking into account the Sponsor’s transfer of 80,000 shares to the Investor Directors and our share capitalization. As a result, Sponsor will have a rate of return on its investment which differs from the rate of return of Waldencast shareholders who purchased Waldencast shares at various other prices, including Waldencast shares included in Waldencast units that were sold at $10.00 per unit in Waldencast’s initial public offering. The closing price of Waldencast public shares on May 11, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, was $9.90. As a result of and upon the effective time of the Domestication, among other things, each of the then issued and outstanding Waldencast Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of Waldencast plc Class A ordinary shares. In the event the stock price of the post-combination company falls below the price paid by a Waldencast shareholder at the time of purchase of the Waldencast shares by such shareholder, a situation may arise in which Sponsor maintains a positive rate of return while such Waldencast shareholder does not.

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The Sponsor (including its representatives and Affiliates) and Waldencast’s directors and officers may in the future become, affiliated with entities that are engaged in a similar business to Waldencast. The Sponsor and Waldencast’s directors and officers are not prohibited from sponsoring, investing or otherwise becoming involved with, any other blank check companies prior to Waldencast completing its initial business combination. Waldencast’s directors and officers also may become aware of business opportunities that may be appropriate for presentation to Waldencast, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in Waldencast’s favor and such potential business opportunities may be presented to other entities prior to their presentation to Waldencast, subject to applicable fiduciary duties under Cayman Islands Companies Act. Waldencast’s Cayman Constitutional Documents provide that Waldencast renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter that may be a corporate opportunity for Waldencast, on the one hand, and one of its officers or directors, on the other, or that may be a corporate opportunity for both Waldencast and one of its officers or directors. Waldencast does not believe, however, that the fiduciary duties or contractual obligations of its officers or directors or waiver of corporate opportunity materially affected its search for an acquisition target or will materially impact its ability to complete the Business Combination. While certain of Waldencast’s directors and officers (Michel Brousset, Hind Sebti and Tassilo Festetics) serve as officers or directors of Waldencast Ventures, no opportunity was presented to Waldencast that was also presented to Waldencast Ventures or any Affiliate of Waldencast and no opportunity that would have been appropriate for presentation to Waldencast was also presented to Waldencast Ventures. There have been no new investments by Waldencast Ventures since Waldencast’s initial public offering. Waldencast’s board of directors has implemented guidelines, pursuant to which, unless and until Waldencast and Waldencast Ventures merge or otherwise become affiliated entities, Mr. Brousset and Mr. Festetics will spend on average at least 90% and Ms. Sebti at least 80% of their monthly average working time providing services to Waldencast, and such directors and officers will not be separately compensated by Waldencast Ventures, other than their equity interests in Waldencast Ventures already in place.

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Waldencast’s existing directors and officers will be eligible for continued indemnification and continued coverage under Waldencast’s directors’ and officers’ liability insurance after the Transactions and pursuant to the Transaction Agreements.

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Pursuant to the Registration Rights Agreement, the Sponsor and the holders of the Waldencast Class B ordinary shares, private placement warrants and any warrants that may be issued on conversion of working capital loans will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the Waldencast plc Class A ordinary shares and warrants held by such parties following the consummation of the Business Combination.

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Following the consummation of the Business Combination, certain of Waldencast's directors and executive officers will continue to serve as directors or executive officers (as applicable) of Waldencast plc. Waldencast intends to enter into employment agreements with certain of its executive officers who will serve as executive officers of Waldencast plc. The material features of any such executive employment agreements or the non-employee director compensation policy have not yet been determined. See the section entitled “Management of Waldencast plc Following the Business Combination — Executive Officers” for a further discussion of the Waldencast plc Board and the executive officers of Waldencast plc.

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Waldencast Ventures, controlled by one of our directors (Michel Brousset), Burwell Mountain Trust (a non-grantor, fully discretionary dynasty trust duly organized under Wyoming law of which Felipe Dutra and his descendants are eligible beneficiaries), and Dynamo Master Fund, are members of the Sponsor. Each of Michel Brousset, Felipe Dutra and Dynamo Master Fund disclaims any beneficial ownership of the Waldencast shares held by the Sponsor.

The Sponsor and the Investor Directors have agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and the Investor Directors have agreed to, among other things, vote in favor of the Transaction Agreements and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Obagi Sponsor Support Agreement and the Milk Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and the Investor Directors own 20% of the issued and outstanding ordinary shares.
At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, Obagi, Milk or our or their respective directors, officers, advisors or respective Affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of Waldencast’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Obagi, Milk or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Obagi Merger Proposal, the Milk Transaction Proposal, Organizational Documents Proposals B and C, the Stock Issuance Proposal, the Milk Issuance Proposal, the Incentive Award Plan Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of a majority of the Waldencast Class B ordinary shares, such holders being the Sponsor and the Investor Directors, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Director Election Proposal, (3) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and each of Organizational Documents Proposals A and D, (4) satisfaction of the Minimum Cash Condition, (5) otherwise limiting the number of public shares electing to redeem and (6) Waldencast’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Investment Amount and the Forward Purchase Amount actually received by Waldencast prior to or substantially concurrently with the Closing) being at least $5,000,001. However, any public shares purchased by the Sponsor or any of its affiliates pursuant to such share purchases or other transactions will not be voted in favor of any of the Condition Precedent Proposals.
Entering into any such arrangements may have a depressive effect on the ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. Waldencast will file or submit a Current Report on Form 6-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
The existence of financial and personal interests of one or more of Waldencast’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Waldencast and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Waldencast’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.
Expected Accounting Treatment of the Business Combination
The Business Combination is expected to be accounted using the acquisition method of accounting under the provisions of ASC Topic 805, Business Combinations on the basis of Waldencast as the accounting acquirer and Obagi and Milk as the accounting acquirees. The ultimate determination of the accounting acquirer is a qualitative and quantitative assessment that requires careful consideration, of which the final determination will occur after the consummation of the Business Combination.
Regulatory Matters
None of Waldencast, Obagi or Milk are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
HSR Act
Under the HSR Act, certain transactions may not be consummated unless information has been furnished to the Antitrust Division and the Federal Trade Commission and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of the waiting periods for each of the Obagi Merger and Milk transactions following the filings of the required Notification and Report Forms with the Antitrust Division and the FTC. On November 30, 2021, Waldencast, Obagi and Milk filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC and requested early termination of the waiting period. The waiting periods for the Obagi Merger and the Milk Transaction expired on December 30, 2021 without further action from the FTC or the Antitrust Division.
At any time before or after consummation of the Business Combination, notwithstanding termination of the respective waiting periods under the HSR Act, the Antitrust Division or the FTC, or any state or foreign Governmental Authority could take such action under applicable antitrust laws as such authority deems necessary or desirable, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. Waldencast cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other Governmental Authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, Waldencast cannot assure you as to its result.

Vote Required for Approval
The approval of the BCA Proposal requires an ordinary resolution under the Cayman Constitutional Documents, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
The Obagi Merger Proposal and the Milk Transaction Proposal are conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Obagi Merger Proposal and the Milk Transaction Proposal will have no effect, even if approved by holders of ordinary shares.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that Waldencast’s entry into the Agreement and Plan of Merger, dated as of November 15, 2021, by and among Waldencast, Obagi Merger Sub, Inc., a Cayman Islands exempted company limited by shares and an indirect wholly owned subsidiary of Waldencast (“Merger Sub”), and Obagi Global Holdings Limited, a Cayman Islands exempted company limited by shares (“Obagi”), a copy of which is attached to the proxy statement/prospectus as Annex A (as may be amended from time to time, the “Obagi Merger Agreement”), pursuant to which, among other things, following the Domestication of Waldencast to Jersey as described below, the merger of Merger Sub with and into Obagi (the “Obagi Merger”), with Obagi surviving the Obagi Merger as a wholly owned subsidiary of Obagi Holdco 2 Limited, in accordance with the terms and subject to the conditions of the Obagi Merger Agreement, and the transactions contemplated by the Obagi Merger Agreement, be approved, ratified and confirmed in all respects.
RESOLVED, as an ordinary resolution, that Waldencast’s entry into the Equity Purchase Agreement, dated as of November 15, 2021, by and among Waldencast, Obagi Holdco 1 Limited, a limited company incorporated under the laws of Jersey (“Holdco Purchaser”), Waldencast Partners LP, a Cayman Islands exempted limited partnership (“Waldencast LP” and together with Holdco Purchaser, the “Milk Purchasers”), Milk Makeup LLC (“Milk”), certain members of Milk (“Milk Members”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative of Milk’s equityholders (“Equityholder Representative”), a copy of which is attached to the proxy statement/prospectus as Annex B (as may be amended from time to time, the “Milk Equity Purchase Agreement”), pursuant to which, among other things, following the Domestication of Waldencast to Jersey as described below, the Milk Purchasers shall acquire from the Milk Members, and the Milk Members shall sell to the Milk Purchasers, all of the issued and outstanding Milk Membership Units representing 100% of the issued and outstanding membership interests of Milk in exchange for the Milk Cash Consideration, the Milk Equity Consideration and the Waldencast plc Non-Economic ordinary shares, and the transactions contemplated by the Milk Equity Purchase Agreement, be approved, ratified and confirmed in all respects.”
Recommendation of Waldencast’s Board of Directors
THE WALDENCAST BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE WALDENCAST SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE OBAGI MERGER PROPOSAL AND THE MILK TRANSACTION PROPOSAL.
The existence of financial and personal interests of one or more of Waldencast’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Waldencast and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Waldencast’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of Waldencast’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

DOMESTICATION PROPOSAL
Overview
If the Obagi Merger Proposal and the Milk Transaction Proposal are approved, then Waldencast is asking its shareholders to approve the Domestication Proposal. Under the Transaction Agreements, the approval of the Domestication Proposal is also a condition to the consummation of the Obagi Merger and the Milk Transaction, respectively. If, however, the Domestication Proposal is approved, but the Obagi Merger Proposal or the Milk Transaction Proposal is not approved, then none of the Domestication, the Obagi Merger or the Milk Transaction will be consummated.
As a condition to Closing the Business Combination pursuant to the terms of the Transaction Agreements, the board of directors of Waldencast has unanimously approved a change of Waldencast’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a company incorporated under the laws of Jersey. To effect the Domestication, Waldencast will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file the Proposed Constitutional Document, together with the necessary accompanying documents, with the Registrar of Companies in Jersey under the Jersey Companies Law, under which Waldencast will be domesticated and continue as a Jersey company.
As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding Waldencast Class A ordinary shares will convert automatically, on a one-for-one basis, into a share of Waldencast plc Class A ordinary shares, (2) each of the then issued and outstanding Waldencast Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of Waldencast plc Class A ordinary shares, (3) each then issued and outstanding warrant of Waldencast will convert automatically into a Waldencast plc warrant, pursuant to the Warrant Agreement and (4) each then issued and outstanding Waldencast unit will be cancelled and will entitle the holder thereof to one share of Waldencast plc Class A ordinary shares and one-third of one Waldencast plc warrant.
The Domestication Proposal, if approved, will approve a change of Waldencast’s jurisdiction of incorporation from the Cayman Islands to Jersey. Accordingly, while Waldencast is currently governed by the Cayman Islands Companies Act, upon the Domestication, Waldencast plc will be governed by the Jersey Companies Law. Additionally, we note that if the Domestication Proposal is approved, then Waldencast will also ask its shareholders to approve the Organizational Documents Proposals (as discussed below), which, if approved, will replace Waldencast’s current memorandum and articles of association under the Cayman Islands Companies Act with a new memorandum and articles of association under the Jersey Companies Law. The Proposed Constitutional Document differs in certain material respects from the Cayman Constitutional Documents and we encourage shareholders to carefully consult the information set out below under “Organizational Documents Proposals,” the Cayman Constitutional Documents of Waldencast, attached hereto as Annex F and the Proposed Constitutional Document of Waldencast plc, attached hereto as Annex G.
Reasons for the Domestication
Our board of directors believes that there are significant advantages to us that will arise as a result of a change of our domicile to Jersey. Furthermore, our board of directors believes that any direct benefit that the Jersey Companies Law provides to a company also indirectly benefits its stockholders, who are the owners of the company.
The board of directors of Waldencast believes that there are several reasons why a continuance into Jersey is in the best interests of Waldencast and its shareholders. Jersey Companies Law:
•	is founded on the same underlying principles as English company law and, therefore, Jersey companies are very familiar to investors and counterparties who regularly deal with English companies
•	applies a flexible capital maintenance regime focused on cashflow-based solvency requirements for a variety of corporate actions (see below);
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preserves creditor protection in relation to distributions (dividend etc.) the making of which is not dependent on any sort of distributable profits/distributable reserves concept, but is instead based on a requirement for the directors who authorize the distribution to make a 12-month, forward-looking, cashflow-based solvency statement in a statutorily prescribed form;

•	provides that share capital can be denominated in any currency, which need not be the company’s functional currency for the preparation of accounts;

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does not impose any restrictions on financial assistance in connection with the acquisition of shares in the relevant company or on the ability of a Jersey company to pay commissions or give discounts in connection with the issue of its shares;

•	enables tailored or bespoke share rights to be incorporated into the articles of association (constitutive document) of a Jersey company to reflect the respective rights of shareholders;
•	contains the ability to have different thresholds for different types of special resolution, meaning the threshold to amend certain provisions of the articles may be different;
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incorporates a creditor friendly regime for creating security over Jersey lex situs assets of Jersey companies which is considered modern and fit for purpose for a wide range of global credit arrangements;

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facilitates direct electronic trading of certificated shares on certain designated markets, which means that Jersey companies may be eligible for direct registration and electronic trading on a wide range of markets;

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permits what would be referred to in many civil law jurisdictions as ‘capital contributions’, where contributions from shareholders can be credited to capital (share premium) without issuing shares; and

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allows Jersey companies to domesticate or migrate (that is, change jurisdiction of incorporation/corporate seat without breaking corporate existence) to another jurisdiction that permits the same and also allows for the tax residence of the company (via changes made to the location of board meetings and the place of central management of control) to change to reflect the needs of the business of the company.

Expected Accounting Treatment of the Domestication
There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of Waldencast as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Waldencast plc immediately following the Domestication will be the same as those of Waldencast immediately prior to the Domestication.
Vote Required for Approval
The approval of the Domestication Proposal requires a special resolution under the Cayman Constitutional Documents and the Cayman Island Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
The Domestication Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Domestication Proposal will have no effect, even if approved by holders of ordinary shares.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as a special resolution, that Waldencast be de-registered in the Cayman Islands pursuant to section 206 of the Companies Act and Article 47 of the Amended and Restated Articles of Association of Waldencast (as amended) and be registered as a company in Jersey by way of continuation under Part 18C of the Jersey Companies Law.”
Recommendation of the Waldencast Board of Directors
THE WALDENCAST BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT WALDENCAST SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.
The existence of financial and personal interests of one or more of Waldencast’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Waldencast and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Waldencast’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of Waldencast’s Directors and Executive Officers in the Business Combination” for further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSALS
If the Domestication Proposal is approved and the Business Combination is to be consummated, Waldencast will replace the current amended and restated memorandum of association of Waldencast under the Cayman Islands Companies Act and the current amended and restated articles of association of Waldencast (as may be amended from time to time), in each case, under the Cayman Constitutional Documents and the Cayman Islands Companies Act, with the Proposed Constitutional Document, a proposed new amended and restated memorandum of association and articles of association of Waldencast plc, in each case, under Jersey Companies Law.
Waldencast’s shareholders are asked to consider and vote upon and to approve four Organizational Documents Proposals, by special resolution in the case of Organizational Documents Proposals A and D and by ordinary resolution in the case of Organizational Documents Proposals B and C in connection with the replacement of the Cayman Constitutional Documents with the Proposed Constitutional Document. The Organizational Documents Proposals are conditioned on the approval of the Domestication Proposal, and, therefore, also conditioned on approval of the Obagi Merger Proposal and the Milk Transaction Proposal. Therefore, if the Obagi Merger Proposal, the Milk Transaction Proposal and the Domestication Proposal are not approved, the Organizational Documents Proposals will have no effect, even if approved by holders of ordinary shares.
The Proposed Constitutional Document differs materially from the Cayman Constitutional Documents. The following table sets forth a summary of the principal changes proposed between the Existing Memorandum and the Existing Articles and the Proposed Constitutional Document for Waldencast plc. This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of Waldencast, attached to this proxy statement/prospectus as Annex F and the complete text of the Proposed Constitutional Document, a copy of which is attached to this proxy statement/prospectus as Annex G. All shareholders are encouraged to read the Proposed Constitutional Document in its entirety for a more complete description of its terms.
	The Cayman Constitutional Documents	The Proposed Constitutional Document
Authorized Shares (Organizational Documents Proposal A)
The Cayman Constitutional Documents authorize 555,000,000 shares, consisting of 500,000,000 Waldencast Class A ordinary shares, 50,000,000 Waldencast Class B ordinary shares and 5,000,000 Waldencast preferred shares.

The Proposed Constitutional Document authorizes 1,125,000,000 shares, consisting of 1,000,000,000 Waldencast plc Class A ordinary shares, 100,000,000 Waldencast plc Non-Economic ordinary shares and 25,000,000 Waldencast plc preferred shares.

	See paragraph 5 of the Existing Memorandum.	See paragraph 5 of the Proposed Memorandum.

Classified Board (Organizational Documents Proposal B)	The Cayman Constitutional Documents provide that Waldencast’s board of directors shall be composed of one class.
The Proposed Constitutional Document provides that the Waldencast plc Board be divided into three classes, with each class made up of, as nearly as may be possible, one-third of the total number of directors constituting the entire Waldencast plc Board, with only one class of directors being elected in each year and each class serving a three-year term.

	See Article 29 of the Existing Articles.	See Article 26 of the Proposed Articles.

Changes Relating to the Investor Rights Agreement (Organizational	The Cayman Constitutional Documents do not contain any provisions subject to any investor rights agreement.	The Proposed Constitutional Document provides that certain provisions will be subject to the Investor Rights Agreement, including provisions

	The Cayman Constitutional Documents	The Proposed Constitutional Document
Documents Proposal C)		governing the appointment, removal and replacement of directors, with respect to which Cedarwalk will have certain rights pursuant to the Investor Rights Agreement.

See Article 26 of the Proposed Articles.

Corporate Name (Organizational Documents Proposal D)	The Cayman Constitutional Documents provide that the name of the company is “Waldencast Acquisition Corp.”	The Proposed Constitutional Document provides that the name of the company will be “Waldencast plc.”

	See paragraph 1 of the Existing Memorandum.	See paragraph 1 of the Proposed Memorandum.

Existence for Unlimited Duration (Organizational Documents Proposal D)
The Cayman Constitutional Documents provide that if Waldencast does not consummate a business combination (as defined in the Cayman Constitutional Documents) by March 18, 2023, Waldencast will cease all operations except for the purposes of winding up and will redeem the public shares and liquidate Waldencast’s trust account.
The Proposed Constitutional Document provides that Waldencast plc is to have existence for an unlimited duration.

	See Article 49 of the Existing Articles.	See paragraph 3 of the Proposed Memorandum.

Provisions Related to Status as Blank Check Company (Organizational Documents Proposal D)	The Cayman Constitutional Documents include various provisions related to Waldencast’s status as a blank check company prior to the consummation of a business combination.
The Proposed Constitutional Document does not include such provisions related to Waldencast plc’s status as a blank check company, which no longer will apply upon consummation of the Business Combination, as Waldencast plc will cease to be a blank check company at such time.

See for example Articles 29, 49 and 50 of the Existing Articles.
Overview
Organizational Documents Proposal A — to authorize the change in the authorized share capital of Waldencast from (i) 500,000,000 Waldencast Class A ordinary shares, 50,000,000 Waldencast Class B ordinary shares and 5,000,000 preferred shares to (ii) 1,000,000,000 Waldencast plc Class A ordinary shares, 100,000,000 Waldencast plc Non-Economic ordinary shares and 25,000,000 shares of Waldencast plc preferred stock.
As of the date of this proxy statement/prospectus, there are (i) 34,500,000 Waldencast Class A ordinary shares issued and outstanding and (ii) 8,625,000 Waldencast Class B ordinary shares issued and outstanding and (iii) no Waldencast preferred shares issued and outstanding. In addition, as of the date of this proxy statement/prospectus, there is an aggregate of (x) 11,500,000 public warrants and 5,933,333 private placement warrants of Waldencast, in each case, issued and outstanding. Subject to the terms and conditions of the Warrant Agreement, the Waldencast warrants will be exercisable after giving effect to the Obagi Merger and the Milk Transaction for one share of Waldencast plc Class A ordinary shares at an exercise price of $11.50 per share. No Waldencast warrants are exercisable until the later of (1) 30 days after the Closing and (2) March 18, 2022.
Pursuant to the Transaction Agreements, Waldencast plc will issue or, as applicable, reserve for issuance in respect of the Milk Warrants, the Milk Awards, the Obagi Options and the Obagi RSUs outstanding as of immediately prior to the Milk Transaction Effective Time and the Obagi Merger Effective Time, as applicable, that will be converted into awards of Waldencast plc Class A ordinary shares, an aggregate of 10,686,217 Waldencast plc Class A ordinary shares to holders of Milk Warrants, Milk Awards, Obagi Options and Obagi RSUs, as applicable (which assumes that all Milk Warrants, Milk Awards, Obagi Options and Obagi RSUs are net-settled immediately prior to Closing), and pursuant to the PIPE Investment, Waldencast plc will issue 10,500,000 Waldencast plc Class A ordinary shares to the PIPE Investors. Pursuant to the Forward Purchase Agreements, Waldencast plc will issue 16,000,000 of Waldencast plc Units to the Forward Purchasers, who agreed to subscribe for an aggregate of 33,300,000 Waldencast Class A ordinary shares and 11,100,000 Waldencast redeemable warrants for an aggregate purchase price of $160.0 million, or $10.00 per one Waldencast Class A ordinary share and one-third of one Waldencast redeemable warrant.
In order to ensure that Waldencast plc has sufficient authorized capital for future issuances, Waldencast’s board of directors has approved, subject to shareholder approval, that the Proposed Constitutional Document of Waldencast plc change the authorized share capital of Waldencast from (i) 500,000,000 Waldencast Class A ordinary shares, 50,000,000 Waldencast Class B ordinary shares and 5,000,000 Waldencast preferred shares to (ii) 1,000,000,000 Waldencast plc Class A ordinary shares, 100,000,000 Waldencast plc Non-Economic ordinary shares and 25,000,000 shares of Waldencast plc preferred stock.
This summary is qualified by reference to the complete text of the Proposed Constitutional Document of Waldencast, a copy of which is attached to this proxy statement/prospectus as Annex G. All shareholders are encouraged to read the Proposed Constitutional Document in its entirety for a more complete description of its terms.
Reasons for the Amendments
The principal purpose of this proposal is to provide for an authorized capital structure of Waldencast plc that will enable it to continue as an operating company governed by Jersey Companies Law. Our board of directors believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs.
Vote Required for Approval
The approval of Organizational Documents Proposal A requires a special resolution under the Cayman Constitutional Documents and the Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
Organizational Documents Proposal A is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal A will have no effect, even if approved by holders of ordinary shares.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as a special resolution, subject to and with effect from the deregistration of Waldencast in the Cayman Islands and the registration of Waldencast plc in Jersey by way of continuation, that the change in the authorized share capital of the Company from (i) 500,000,000 Class A ordinary shares, 50,000,000 Class B ordinary shares and 5,000,000 preferred shares, par value $0.0001 per share, to (ii) 1,000,000,000 Waldencast plc Class A ordinary shares, 100,000,000 Waldencast plc Non-Economic ordinary shares and 25,000,000 Waldencast plc preferred stock be approved.”

Recommendation of the Waldencast Board of Directors
THE WALDENCAST BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT WALDENCAST SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL A.
The existence of financial and personal interests of one or more of Waldencast’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Waldencast and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Waldencast’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of Waldencast’s Directors and Executive Officers in the Business Combination” for further discussion of these considerations.
ORGANIZATIONAL DOCUMENTS PROPOSAL B — APPROVAL OF PROPOSAL REGARDING ESTABLISHMENT OF A CLASSIFIED BOARD OF DIRECTORS
Overview
Organizational Documents Proposal B — to provide that the Waldencast plc Board be divided into three classes, with each class made up of, as nearly as may be possible, one-third of the total number of directors constituting the entire Board, with only one class of directors being elected in each year and each class serving a three-year term.
Assuming the Obagi Merger Proposal, the Milk Transaction Proposal and the Domestication Proposal are approved, our shareholders are also being asked to approve Organizational Documents Proposal B, which is, in the judgment of our board of directors, necessary to adequately address the needs of Waldencast plc after the Business Combination.
If Organizational Documents Proposal B is approved, the Waldencast plc Board will become a classified board. The term of office of the Class I directors will expire at the first annual meeting of stockholders following the initial classification of the board of directors and Class I directors will be elected for a full term of three years. At the second annual meeting of stockholders following such initial classification, the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At the third annual meeting of stockholders following such initial classification, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.
Subject to any limitations imposed by applicable law and any agreement of Waldencast plc and other parties to nominate director candidates for election or appointment to the Waldencast plc Board (including pursuant to the Investor Rights Agreement) any vacancy occurring on the Waldencast plc Board, for any reason, and any newly created directorship resulting from any increase in the authorized number of directors, will, unless (a) the Waldencast plc Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders or (b) as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders.
This summary is qualified by reference to the complete text of the Proposed Constitutional Document of Waldencast plc, a copy of which is attached to this proxy statement/prospectus as Annex G. All stockholders are encouraged to read the Proposed Constitutional Document in its entirety for a more complete description of its terms.
Reasons for the Amendments
Our board of directors believes that a classified board of directors is in the best interest of Waldencast plc because it is designed to assure the continuity and stability of Waldencast plc’s leadership and policies by ensuring that at any given time a majority of the directors will have prior experience with Waldencast plc and, therefore, will be familiar with our business and operations. Our board of directors also believes that this classification will assist Waldencast plc in protecting the interests of our shareholders in the event of an unsolicited offer for Waldencast plc by encouraging any potential acquirer to negotiate directly with the Waldencast plc Board.
This proposal may increase the amount of time required for a takeover bidder to obtain control of Waldencast plc without the cooperation of the Waldencast board of directors, even if the takeover bidder were to acquire a majority of the voting power of Waldencast plc’s outstanding voting shares. Without the ability to obtain immediate control of the Waldencast plc Board, a takeover bidder will not be able to take action to remove other impediments to its acquisition of Waldencast plc. Thus, this amendment could discourage certain takeover attempts, perhaps including some takeovers that shareholders may feel would be in their best interests. Further, this amendment will make it more difficult for shareholders to change the majority composition of the Waldencast plc Board, even if the shareholders believe such a change would be desirable. Because of the additional time required to change the control of the Waldencast plc Board, this amendment could be viewed as tending to perpetuate present management.
Although this proposal could make it more difficult for a hostile bidder to acquire control over Waldencast plc, our board of directors believes that by forcing potential bidders to negotiate with the Waldencast plc Board for a change of control transaction, the Waldencast plc Board will be better able to maximize shareholder value in any change of control transaction.
Our board of directors is not aware of any present or threatened third-party plans to gain control of Waldencast plc, and this proposal is not being recommended in response to any such plan or threat. Rather, our board of directors is recommending this proposal as part of its review of Waldencast plc’s key governance mechanisms in connection with the Business Combination and to assist in assuring fair and equitable treatment for all of Waldencast plc’s shareholder in hostile takeover situations. The Waldencast board of directors has no present intention of soliciting a shareholder vote on any other proposals relating to a possible takeover of Waldencast plc.
Vote Required for Approval
The approval of Organizational Documents Proposal B requires an ordinary resolution under the Cayman Constitutional Documents and the Cayman Islands Companies Act, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
Organizational Documents Proposal B is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal B will have no effect, even if approved by holders of ordinary shares.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, subject to and with effect from the deregistration of Waldencast in the Cayman Islands and the registration of Waldencast plc in Jersey by way of continuation, that the Waldencast plc Board be divided into three classes, with each class made up of, as nearly as may be possible, one-third of the total number of directors constituting the entire Waldencast plc Board, with only one class of directors being elected in each year and each class serving a three-year term.
Recommendation of the Waldencast Board of Directors
THE WALDENCAST BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT WALDENCAST SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL B.
The existence of financial and personal interests of one or more of Waldencast’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Waldencast and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Waldencast’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of Waldencast’s Directors and Executive Officers in the Business Combination” for further discussion of these considerations.
ORGANIZATIONAL DOCUMENTS PROPOSAL C — APPROVAL OF PROPOSAL REGARDING CERTAIN PROVISIONS OF THE PROPOSED CONSTITUTIONAL DOCUMENT BEING SUBJECT TO THE INVESTOR RIGHTS AGREEMENT

Overview
Organizational Documents Proposal C — to provide that certain provisions of the Proposed Constitutional Document will be subject to the Investor Rights Agreement, including provisions governing the appointment, removal and replacement of directors, with respect to which Cedarwalk will have certain rights pursuant to the Investor Rights Agreement.
Assuming the Obagi Merger Proposal, the Milk Transaction Proposal and the Domestication Proposal are approved, our shareholders are also being asked to approve Organizational Documents Proposal C, which is, in the judgment of our board of directors, necessary to adequately address the needs of Waldencast plc after the Business Combination.
Pursuant to the Investor Rights Agreement, among other things, subject to Cedarwalk’s continued satisfaction of certain ownership thresholds with respect to the voting securities of Waldencast plc, Cedarwalk will be granted certain rights for election to the Waldencast plc Board and under certain circumstances thereby, Cedarwalk will have the right to name a replacement director, in each case, in accordance with the terms and subject to the conditions contemplated by Investor Rights Agreement. From and after the Closing, the Investor Rights Agreement contemplates that the Waldencast plc Board will consist of nine directors.
This summary is qualified by reference to the complete text of the Proposed Constitutional Document of Waldencast plc, a copy of which is attached to this proxy statement/prospectus as Annex G. All stockholders are encouraged to read the Proposed Constitutional Document in its entirety for a more complete description of its terms.
Reasons for the Amendments
These provisions are intended to ensure that the terms of the Proposed Constitutional Document do not conflict with the rights granted under the Investor Rights Agreement. For additional information on the Investor Rights Agreement, see the section entitled “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger — Investor Rights Agreement.”
Vote Required for Approval
The approval of Organizational Documents Proposal C requires an ordinary resolution under the Cayman Constitutional Documents and the Cayman Islands Companies Act, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
Organizational Documents Proposal C is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal C will have no effect, even if approved by holders of ordinary shares.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that certain provisions of the Proposed Constitutional Document will be subject to the proposed new investor rights agreement (“Investor Rights Agreement”) of Waldencast, including provisions governing the appointment, removal and replacement of directors, with respect to which Cedarwalk will have certain rights pursuant to the Investor Rights Agreement, be approved, ratified and confirmed in all respects.”
Recommendation of the Waldencast Board of Directors
THE WALDENCAST BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT WALDENCAST SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL C.
The existence of financial and personal interests of one or more of Waldencast’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Waldencast and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Waldencast’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of Waldencast’s Directors and Executive Officers in the Business Combination” for further discussion of these considerations.
ORGANIZATIONAL DOCUMENTS PROPOSAL D — APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED CONSTITUTIONAL DOCUMENT
Overview
Organizational Documents Proposal D — to authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Constitutional Document in connection with the consummation of the Business Combination (a copy of which is attached to this proxy statement/prospectus as Annex G), including (1) changing the corporate name from “Waldencast Acquisition Corp.” to “Waldencast plc,” (2) making Waldencast plc’s existence for an unlimited duration, and (3) removing certain provisions related to Waldencast plc’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which Waldencast’s board of directors believes is necessary to adequately address the needs of Waldencast plc after the Business Combination.
Assuming the Obagi Merger Proposal, the Milk Transaction Proposal and the Domestication Proposal are approved, our shareholders are also being asked to approve Organizational Documents Proposal D, which is, in the judgment of our board of directors, necessary to adequately address the needs of Waldencast plc after the Business Combination.
The Proposed Constitutional Document will not contain provisions related to a blank check company (including those related to operation of the trust account, winding up of Waldencast plc’s operations should Waldencast plc not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Cayman Constitutional Documents) because following the consummation of the Obagi Merger and Milk Transaction, Waldencast plc will not be a blank check company.
Approval of each of the Organizational Documents Proposals, assuming approval of each of the other Condition Precedent Proposals, will result, upon the Domestication, in the wholesale replacement of the Cayman Constitutional Documents with Waldencast plc’s Proposed Constitutional Document. While certain material changes between the Cayman Constitutional Documents and the Proposed Constitutional Document have been unbundled into distinct organizational documents proposals or otherwise identified in this Organizational Documents Proposal D, there are other differences between the Cayman Constitutional Documents and Proposed Constitutional Document (arising from, among other things, differences between the Cayman Islands Companies Act and Jersey Companies Law and the typical form of organizational documents under each such body of law) that will be approved (subject to the approval of the aforementioned related proposals and consummation of the Business Combination) if our shareholders approve this Organizational Documents Proposal D.
Reasons for the Amendments
Corporate Name
Our board of directors believes that changing the post-business combination corporate name from “Waldencast Acquisition Corp.” to “Waldencast plc” is desirable to reflect the Business Combination and to clearly identify Waldencast plc as the publicly traded entity.
Existence of Unlimited Duration
Our board of directors believes that making Waldencast plc’s corporate existence perpetual is desirable to reflect the Business Combination. Additionally, perpetual existence is the usual period of existence for public corporations, and our board of directors believes that it is the most appropriate period for Waldencast plc following the Business Combination.
Provisions Related to Status as Blank Check Company
The elimination of certain provisions related to Waldencast’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Constitutional Document does not include the requirement to dissolve Waldencast plc and allows it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for public corporations, and Waldencast’s board of directors believes it is the most appropriate period for Waldencast plc following the Business Combination. In addition, certain other provisions in Waldencast’s current certificate require that proceeds from Waldencast’s initial public offering be held in the trust account until a business combination or liquidation of Waldencast has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Constitutional Document.
Vote Required for Approval
The approval of Organizational Documents Proposal D requires a special resolution under the Cayman Constitutional Documents and the Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
Organizational Documents Proposal D is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal D will have no effect, even if approved by holders of ordinary shares.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as a special resolution, subject to and with effect from the deregistration of Waldencast in the Cayman Islands and the registration of Waldencast plc in Jersey by way of continuation, that the amendment and restatement of the Cayman Constitutional Documents by their deletion in their entirety and the substitution in their place of the Proposed Constitutional Document, including all other changes to the Cayman Constitutional Documents as set out in the Proposed Constitutional Document, in addition to such principal changes as described in Organizational Documents Proposals A-C, including (1) changing the corporate name from “Waldencast Acquisition Corp.” to “Waldencast plc”, (2) making Waldencast plc’s existence for an unlimited duration and (3) removing certain provisions related to Waldencast plc’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, be approved.”
Recommendation of the Waldencast Board of Directors
THE WALDENCAST BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT WALDENCAST SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL D.
The existence of financial and personal interests of one or more of Waldencast’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Waldencast and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Waldencast’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of Waldencast’s Directors and Executive Officers in the Business Combination” for further discussion of these considerations.

DIRECTOR ELECTION PROPOSAL
Overview
The Director Election Proposal — to consider and vote upon a proposal, assuming the Obagi Merger Proposal, the Milk Transaction Proposal, the Domestication Proposal and each of the Organizational Documents Proposals are approved, to elect nine directors who, upon consummation of the Business Combination, will be the directors of Waldencast plc (“Director Election Proposal”).
Assuming the Obagi Merger Proposal, the Milk Transaction Proposal, the Domestication Proposal and each of the Organizational Documents Proposals are approved, Waldencast’s shareholders are also being asked to approve, by ordinary resolution, the Director Election Proposal.
Nominees
As contemplated by the Transaction Agreements, the Waldencast plc Board following consummation of the Obagi Merger and the Milk Transaction will consist of up to nine directors, which shall initially include:
(i)
one director nominee to be designated by Cedarwalk, in its sole discretion, prior to the Closing, and will thereafter be designated, nominated and elected as contemplated by the Proposed Constitutional Document; and

(ii)
up to eight director nominees to be designated by Waldencast, in its sole discretion, prior to the Closing, one of whom will be an ordinary resident in Jersey, Channel Islands, and will thereafter be designated, nominated and elected as contemplated by the Proposed Constitutional Document.

Accordingly, our board of directors has nominated each of Michel Brousset, Felipe Dutra, Sarah Brown, Juliette Hickman, Lindsay Pattison, Cristiano Souza, Zack Werner, Simon Dai and Aaron Chatterley to serve as our directors upon the consummation of the Business Combination, in each case, in accordance with the terms and subject to the conditions of the Proposed Constitutional Document. For more information on the experience of each of these director nominees, please see the section entitled “Management of Waldencast plc Following the Business Combination” of this proxy statement/prospectus.
Vote Required for Approval
The approval of the Director Election Proposal requires an ordinary resolution of the holders of Waldencast Class B ordinary shares under the Cayman Islands Constitutional Documents, such holders being the Sponsor and the Investor Directors, being the affirmative vote of a majority of the Waldencast Class B ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Under the terms of the Cayman Constitutional Documents, only the holders of the Waldencast Class B ordinary shares, such holders being the Sponsor and the Investor Directors, are entitled to vote on the election of directors to our board of directors. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
The Director Election Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Director Election Proposal will have no effect, even if approved by holders of ordinary shares.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution of the holders of Waldencast Class B ordinary shares, that the persons named below be elected to serve on the Waldencast plc Board upon the consummation of the Business Combination in the classes set forth below.”

Name of Director / Class
Sarah Brown – Class I
Lindsay Pattison – Class I
Zack Werner – Class I
Aaron Chatterley – Class II
Juliette Hickman – Class II
Cristiano Souza – Class II
Michel Brousset – Class III
Simon Dai – Class III
Felipe Dutra – Class III
Recommendation of the Waldencast Board of Directors
THE WALDENCAST BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT WALDENCAST SHAREHOLDERS HOLDING WALDENCAST CLASS B ORDINARY SHARES VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.
The existence of financial and personal interests of one or more of Waldencast’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Waldencast and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Waldencast’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of Waldencast’s Directors and Executive Officers in the Business Combination” for further discussion of these considerations.

STOCK ISSUANCE PROPOSAL
Overview
The Stock Issuance Proposal — to consider and vote upon a proposal to approve by ordinary resolution, assuming the Obagi Merger Proposal, the Milk Transaction Proposal, the Domestication Proposal, each of the Organizational Documents Proposals and the Director Election Proposal are approved, for the purposes of complying with the applicable provisions of Rule 5635(a) of The Nasdaq Stock Market Listing Rules, the issuance, or reservation for future issuance, of (a) Waldencast plc Class A ordinary shares to the PIPE Investors, pursuant to the PIPE Investment, and the Obagi Shareholders pursuant to the Obagi Merger Agreement and (b) Waldencast plc Units to the Forward Purchasers, pursuant to the Forward Purchase Transaction (with all of the foregoing capitalized terms defined herein).
Assuming the Obagi Merger Proposal, the Milk Transaction Proposal, the Domestication Proposal, each of the Organizational Documents Proposals and the Director Election Proposal are approved, Waldencast’s shareholders are also being asked to approve, by ordinary resolution, the Stock Issuance Proposal.
Reasons for the Approval for Purposes of Nasdaq Listing Rule 5635
Under Nasdaq Listing Rule 5635(a)(1), shareholder approval is required prior to the present or potential issuance of common stock or of securities convertible into or exercisable for common stock, in connection with the acquisition of the stock of another company if the common stock is not issued in a public offering for cash and (1) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of the common stock (or securities convertible into or exercisable for common stock) or (2) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Additionally, under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.
Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering, involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lesser of the official Nasdaq closing price immediately before signing of the binding agreement and the average official Nasdaq closing price for the five trading days immediately preceding the signing of the binding agreement of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance. If the Business Combination is completed pursuant to the Obagi Merger Agreement, Waldencast currently expects to issue an estimated 34,500,000 Waldencast plc Class A ordinary shares (assuming that none of Waldencast’s outstanding public shares are redeemed) in connection with the Business Combination and 33,300,000 Waldencast plc Units to the Forward Purchasers pursuant to the Forward Purchase Transaction. For further details, see the section entitled “Obagi Merger Proposal — The Obagi Merger Agreement — Consideration — Aggregate Obagi Merger Consideration.”
Additionally, pursuant to Nasdaq Listing Rule 5635(a)(2), when a Nasdaq-listed company proposes to issue securities in connection with the acquisition of the stock or assets of another company, shareholder approval is required if any director, officer or substantial shareholder of the Nasdaq-listed company has a 5% or greater interest, directly or indirectly, in such company or the assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock (or securities convertible into or exercisable for common stock) could result in an increase in outstanding shares of common stock or voting power of 5% or more. Nasdaq Listing Rule 5635(e)(3) defines a substantial stockholder as the holder of an interest of 5% or more of either the number of shares of common stock or the voting power outstanding of a Nasdaq-listed company. Because the Sponsor currently owns greater than 5% of Waldencast’s ordinary shares, Waldencast is considered a substantial shareholder of Waldencast under Nasdaq Listing Rule 5635(e)(3). For this reason, Waldencast is seeking the approval of Waldencast shareholders for the issuance of Waldencast plc Class A ordinary shares in connection with the Business Combination and the PIPE Investment.

In the event that this proposal is not approved by Waldencast shareholders, the Business Combination cannot be consummated. In the event that this proposal is approved by Waldencast shareholders, but the Obagi Merger Agreement is terminated (without the Business Combination being consummated) prior to the issuance of Waldencast plc Class A ordinary shares pursuant to the Obagi Merger Agreement or the PIPE Investment, such Waldencast plc Class A ordinary shares will not be issued.
Vote Required for Approval
The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
The Stock Issuance Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of ordinary shares.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable provisions of Rule 5635 of the Nasdaq Rules, the issuance of (a) Waldencast plc Class A ordinary shares pursuant to the PIPE Investment and the Obagi Merger Agreement and (b) Waldencast plc units pursuant to the Forward Purchase Transaction be approved in all respects.”
Recommendation of the Waldencast Board of Directors
THE WALDENCAST BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT WALDENCAST SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.
The existence of financial and personal interests of one or more of Waldencast’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Waldencast and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Waldencast’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of Waldencast’s Directors and Executive Officers in the Business Combination” for further discussion of these considerations.

MILK ISSUANCE PROPOSAL
Overview
The Milk Issuance Proposal — to consider and vote upon a proposal to approve by ordinary resolution, assuming the Obagi Merger Proposal, the Milk Transaction Proposal, the Domestication Proposal, each of the Organizational Documents Proposals and the Director Election Proposal are approved, for the purposes of complying with the applicable provisions of Rule 5635(a) of The Nasdaq Stock Market Listing Rules, the issuance, or reservation for future issuance, of Waldencast plc Class A ordinary shares exchangeable for the Waldencast LP Common Units and Waldencast plc Non-Economic ordinary shares to the Milk Members (as defined herein) pursuant to the Milk Equity Purchase Agreement (the “Milk Issuance Proposal”).
Assuming the Obagi Merger Proposal, the Milk Transaction Proposal, the Domestication Proposal, each of the Organizational Documents Proposals and the Director Election Proposal are approved, Waldencast’s shareholders are also being asked to approve, by ordinary resolution, the Milk Issuance Proposal.
Reasons for the Approval for Purposes of Nasdaq Listing Rule 5635
Under Nasdaq Listing Rule 5635(a)(1), shareholder approval is required prior to the present or potential issuance of common stock or of securities convertible into or exercisable for common stock, in connection with the acquisition of the stock of another company if the common stock is not issued in a public offering for cash and (1) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of the common stock (or securities convertible into or exercisable for common stock) or (2) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Additionally, under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.
Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering, involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lesser of the official Nasdaq closing price immediately before signing of the binding agreement and the average official Nasdaq closing price for the five trading days immediately preceding the signing of the binding agreement of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance. If the Business Combination is completed pursuant to the Milk Equity Purchase Agreement, Waldencast currently expects to issue an estimated 18,343,322 units of Waldencast LP Common Units and 18,343,322 Waldencast plc Non-Economic ordinary shares (assuming that none of Waldencast’s outstanding public shares are redeemed) and will reserve for future issuance, in exchange for Waldencast LP Common Units and Waldencast plc Non-Economic ordinary shares, 18,343,322 of Waldencast plc Class A ordinary shares. in connection with the Business Combination. For further details, see the section entitled “Milk Transaction Proposal — The Milk Equity Purchase Agreement — Consideration — Aggregate Milk Transaction Consideration.”
Additionally, pursuant to Nasdaq Listing Rule 5635(a)(2), when a Nasdaq-listed company proposes to issue securities in connection with the acquisition of the stock or assets of another company, shareholder approval is required if any director, officer or substantial shareholder of the Nasdaq-listed company has a 5% or greater interest, directly or indirectly, in such company or the assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock (or securities convertible into or exercisable for common stock) could result in an increase in outstanding shares of common stock or voting power of 5% or more. Nasdaq Listing Rule 5635(e)(3) defines a substantial stockholder as the holder of an interest of 5% or more of either the number of shares of common stock or the voting power outstanding of a Nasdaq-listed company. Because the Sponsor currently owns greater than 5% of Waldencast’s ordinary shares, Waldencast is considered a substantial shareholder of Waldencast under Nasdaq Listing Rule 5635(e)(3). For this reason, Waldencast is seeking the approval of Waldencast shareholders for the issuance of shares of Waldencast LP Common Units and Waldencast plc Non-Economic ordinary shares in connection with the Business Combination.

In the event that this proposal is not approved by Waldencast shareholders, the Business Combination cannot be consummated. In the event that this proposal is approved by Waldencast shareholders, but the Milk Equity Purchase Agreement is terminated (without the Business Combination being consummated) prior to the issuance of Waldencast plc Class A ordinary shares pursuant to the Milk Equity Purchase Agreement, such Waldencast plc Class A ordinary shares will not be issued.
Vote Required for Approval
The approval of the Milk Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
The Milk Issuance Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Milk Issuance Proposal will have no effect, even if approved by holders of ordinary shares.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable provisions of Rule 5635 of the Nasdaq Rules, the issuance and reservation of Waldencast plc Class A ordinary shares and Waldencast plc Non-Economic ordinary shares pursuant to the Milk Equity Purchase Agreement be approved in all respects.”
Recommendation of the Waldencast Board of Directors
THE WALDENCAST BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT WALDENCAST SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MILK ISSUANCE PROPOSAL.
The existence of financial and personal interests of one or more of Waldencast’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Waldencast and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Waldencast’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of Waldencast’s Directors and Executive Officers in the Business Combination” for further discussion of these considerations.

INCENTIVE AWARD PLAN PROPOSAL
Unless the context otherwise requires, references in this section to “we”, “us”, “our”, “Waldencast plc” or the “Company” generally refer to Waldencast plc from and after the Business Combination.
Overview
The Waldencast board of directors expects to approve and adopt the Waldencast plc 2022 Incentive Award Plan (the “2022 Plan”), effective as of and contingent on the consummation of the Business Combination, and subject to approval of Waldencast shareholders.If the 2022 Plan is approved by Waldencast shareholders and the Business Combination is consummated, Waldencast plc will beauthorized to grant equity and cash incentive awards to eligible service providers pursuant to the 2022 Plan. Waldencast is asking itsshareholders to approve the 2022 Plan, the material terms of which are described below.
The 2022 Plan
The purpose of the 2022 Plan is to provide an additional incentive to officers, employees, non-employee directors and consultantsof Waldencast plc or its affiliates whose contributions are essential to the growth and success of the business of Waldencast plc and itsaffiliates, in order to strengthen the commitment of such persons to Waldencast plc and its affiliates, motivate such persons to faithfullyand diligently perform their responsibilities, and attract and retain competent and dedicated persons whose efforts will result in the long term growth and profitability of Waldencast plc and its affiliates.
Summary of the 2022 Plan
This section summarizes certain principal features of the 2022 Plan.
Administration and Eligibility
Officers, employees, non-employee directors and consultants of Waldencast plc and its affiliates will be eligible to receive awards under the 2022 Plan. It is anticipated that there will be approximately    employees and    non-employee directors eligible to receive awards under the 2022 Plan immediately following the consummation of the Business Combination.
The Waldencast plc Board will administer the 2022 Plan unless they appoint a committee of directors to administer certain aspects of the 2022 Plan. The board of directors or committee administering the 2022 Plan is referred to herein as the “plan administrator.” Subject to applicable laws and regulations, the plan administrator is authorized to delegate its administrative authority under the 2022 Plan to an officer of Waldencast plc or other individual or group.
The plan administrator will have the authority to exercise all powers either specifically granted under the 2022 Plan or necessary and advisable in the administration of the 2022 Plan, including, without limitation: (i) to select those eligible recipients who will be granted awards; (ii) to determine whether and to what extent awards are to be granted hereunder to participants; (iii) to determine the number of ordinary shares of Waldencast plc or cash to be covered by each award; (iv) to determine the terms and conditions, not inconsistent with the terms of the 2022 Plan, of each award granted thereunder; (v) to determine the terms and conditions, not inconsistent with the terms of the 2022 Plan, which govern all written instruments evidencing awards; (vi) to determine the fair market value in accordance with the terms of the 2022 Plan; (vii) to determine the duration and purpose of leaves of absence which may be granted to a participant without constituting termination of the participant’s employment or service for purposes of awards; (viii) to adopt, alter and repeal such administrative rules, guidelines and practices governing the 2022 Plan as it will from time to time deem advisable; (ix) to prescribe, amend and rescind rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or qualifying for favorable tax treatment under applicable foreign laws, which rules and regulations may be set forth in an appendix or appendices to the 2022 Plan; and (x) to construe and interpret the terms and provisions of the 2022 Plan and any award issued under the 2022 Plan (and any award agreement relating thereto), and to otherwise supervise the administration of the 2022 Plan and to exercise all powers and authorities either specifically granted under the 2022 Plan or necessary and advisable in the administration of the 2022 Plan.
Shares Available and Limitation on Awards
The maximum number of shares of common stock reserved for issuance under the 2022 Plan will be    shares (the “Share Reserve”); provided, however, that the Share Reserve will automatically increase on January 1st of each calendar year (each, an “Evergreen Date”), prior to the tenth anniversary of the Effective Date (as such term is defined in the 2022 Plan), in an amount equal to the lesser of (i)   % of the total number of ordinary shares of Waldencast plc outstanding on the December 31st immediately preceding the applicable Evergreen Date and (ii) a number of ordinary shares of Waldencast plc determined by the plan administrator. Up to the number of Waldencast plc common stock reserved for issuance under the 2022 Plan as of the Effective Date may be granted as incentive stock options (“ISOs”).
Ordinary shares of Waldencast plc subject to an award under the 2022 Plan that remain unissued upon the cancellation, termination or expiration of the award will again become available for grant under the 2022 Plan. However, shares of Waldencast plc common stock that are exchanged by a participant or withheld by Waldencast plc as full or partial payment in connection with any award under the 2022 Plan, as well as any shares of Waldencast plc common stock exchanged by a participant or withheld by Waldencast plc to satisfy the tax withholding obligations related to any award, will not be available for subsequent awards under the 2022 Plan. To the extent an award is paid or settled in cash, the number of ordinary shares of Waldencast plc previously subject to the award will again be available for grants pursuant to the 2022 Plan. To the extent that an award can only be settled in cash, such award will not be counted against the total number of ordinary shares of Waldencast plc available for grant under the 2022 Plan.
Equitable Adjustments
The 2022 Plan provides that, in the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase, reorganization, special or extraordinary dividend, combination or exchange of shares, change in corporate structure or a similar corporate event affecting the common stock of Waldencast plc (in each case, a “Change in Capitalization”), the plan administrator will make, in its sole discretion, an equitable substitution or proportionate adjustment in (i) the number of shares of common stock reserved under the 2022 Plan, (ii) the kind and number of securities subject to, and the exercise price or base price of, any outstanding options and stock appreciation rights (“SARs”) granted under the 2022 Plan, (iii) the kind, number and purchase price of ordinary shares, or the amount of cash or amount or type of property, subject to outstanding restricted stock, restricted stock units, stock bonuses and other share-based awards granted under the 2022 Plan and (iv) the performance goals and performance periods applicable to any awards granted under the 2022 Plan. The plan administrator will make other equitable substitutions or adjustments as it determines in its sole discretion.
In addition, in the event of a Change in Capitalization (including a change in control, as described below), the plan administrator may cancel any outstanding awards for the payment of cash or in-kind consideration. However, if the exercise price or base price of any outstanding award is equal to or greater than the fair market value of the ordinary shares of Waldencast plc, cash or other property covered by such award, the Waldencast plc Board may cancel the award without the payment of any consideration to the holder.
Awards
Restricted stock units, which we refer to as “RSUs,” and restricted stock may be granted under the 2022 Plan. The plan administrator will determine the purchase price, vesting schedule and performance objectives, if any, applicable to the grant of RSUs and restricted stock. If the restrictions, performance objectives or other conditions determined by the plan administrator are not satisfied, the RSUs and restricted stock will be forfeited. Subject to the provisions of the 2022 Plan and the applicable individual award agreement, the plan administrator may provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances as set forth in the applicable individual award agreement, including the attainment of certain performance goals, a participant’s termination of employment or service, or a participant’s death or disability. The rights of RSU and restricted stock holders upon a termination of employment or service will be set forth in individual award agreements.
Unless the applicable award agreement provides otherwise, participants with restricted stock will generally have all of the rights of a shareholder during the restricted period, including the right to vote and receive dividends declared with respect to such restricted stock, provided that any dividends declared during the restricted period with respect to such restricted stock will generally only become payable if the underlying restricted stock vests. During the restricted period, participants with RSUs will generally not have any rights of a shareholder, but, if the applicable individual award agreement so provides, may be credited with dividend equivalent rights that will be paid at the time that ordinary shares of Waldencast plc in respect of the related RSUs are delivered to the participant.

We may issue stock options under the 2022 Plan. Options granted under the 2022 Plan may be in the form of non-qualified options or “incentive stock options” within the meaning of Section 422 of the Code as set forth in the applicable individual option award agreement. Except as set forth in the applicable award agreement, the exercise price of all options granted under the 2022 Plan will be determined by the plan administrator, but in no event may the exercise price be less than 100% of the fair market value of the related ordinary shares of Waldencast plc on the date of grant. The maximum term of all stock options granted under the 2022 Plan will be determined by the plan administrator, but may not exceed ten years. Each stock option will vest and become exercisable (including in the event of the optionee’s termination of employment or service) at such time and subject to such terms and conditions as determined by the plan administrator in the applicable individual option agreement.
SARs may be granted under the 2022 Plan either alone or in conjunction with all or part of any option granted under the 2022 Plan. A free-standing SAR granted under the 2022 Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of Waldencast plc common stock over the base price of the free-standing SAR. A SAR granted in conjunction with all or part of an option under the 2022 Plan entitles its holder to receive, at the time of exercise of the SAR and surrender of the related option, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of Waldencast plc common stock over the exercise price of the related option. Except as set forth in the applicable award agreement, each SAR will be granted with a base price that is not less than 100% of the fair market value of the related ordinary shares of Waldencast plc on the date of grant. The maximum term of all SARs granted under the 2022 Plan will be determined by the plan administrator, but may not exceed ten years. The plan administrator may determine to settle the exercise of a SAR in ordinary shares of Waldencast plc, cash, or any combination thereof.
Each free-standing SAR will vest and become exercisable (including in the event of the SAR holder’s termination of employment or service) at such time and subject to such terms and conditions as determined by the plan administrator in the applicable individual free-standing SAR agreement. SARs granted in conjunction with all or part of an option will be exercisable at such times and subject to all of the terms and conditions applicable to the related option.
Other stock-based awards, valued in whole or in part by reference to, or otherwise based on, ordinary shares of Waldencast plc (including dividend equivalents) may be granted under the 2022 Plan. Any dividend or dividend equivalent awarded under the 2022 Plan will be subject to the same restrictions, conditions and risks of forfeiture as the underlying awards and will only become payable if the underlying awards vest. The plan administrator will determine the terms and conditions of such other stock-based awards, including the number of ordinary shares of Waldencast plc to be granted pursuant to such other stock-based awards, the manner in which such other stock-based awards will be settled (e.g., in ordinary shares of Waldencast plc or cash or other property), and the conditions to the vesting and payment of such other stock-based awards (including the achievement of performance objectives).
Bonuses payable in fully vested ordinary shares of Waldencast plc and awards that are payable solely in cash may also be granted under the 2022 Plan.
The plan administrator may grant equity-based awards and incentives under the 2022 Plan that are subject to the achievement of performance objectives selected by the plan administrator in its sole discretion, including, without limitation, one or more of the following business criteria: (i) earnings, including one or more of operating income, net operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, adjusted EBITDA, economic earnings, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (ii) pre-tax income or after-tax income; (iii) earnings per share (basic or diluted); (iv) operating profit; (v) revenue, revenue growth or rate of revenue growth; (vi) return on assets (gross or net), return on investment, return on capital, or return on equity; (vii) returns on sales or revenues; (viii) operating expenses; (ix) stock price appreciation; (x) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (xi) implementation or completion of critical projects or processes; (xii) cumulative earnings per share growth; (xiii) operating margin or profit margin; (xiv) stock price or total stockholder return; (xv) cost targets, reductions and savings, productivity and efficiencies; (xvi) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, and information technology goals, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; (xvii) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long-term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; and (xviii) any combination of, or a specified increase in, any of the foregoing. However, non-employee directors may not be granted awards during any calendar year that, when aggregated with such non-employee director’s cash fees during such calendar year, exceed $750,000 in total value.
The business criteria may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to Waldencast plc or any of its affiliates, or one of Waldencast plc’s divisions or strategic business units or a division or strategic business unit of any of Waldencast plc affiliates, or may be applied to Waldencast plc’s performance relative to a market index, a group of other companies or a combination thereof, all as determined by the plan administrator. The business criteria may also be subject to a threshold level of performance below which no payment will be made, levels of performance at which specified payments will be made, and a maximum level of performance above which no additional payment will be made. The plan administrator will have the authority to make equitable adjustments to the business criteria, as may be determined by the plan administrator in its sole discretion including, without limitation, in the event of acquisitions, dispositions or other corporate events.
Certain Transactions
In the event that a “change in control” (as such term is defined in the 2022 Plan) occurs, each award granted under the 2022 Plan will continue to operate in accordance with its terms, subject to adjustment (including, without limitation, assumption or conversion into equivalent awards of the acquirer’s equity) as described above with respect to Changes in Capitalization.
Except as provided in the applicable award agreement, if (i) a change in control occurs and (ii) either (x) an outstanding award is not assumed or substituted in connection with such change in control or (y) an outstanding award is assumed or substituted in connection with such change in control and a participant’s employment or service is terminated without cause or by the participant for good reason (if applicable) within 12 months following the change in control, then (i) any unvested or unexercisable portion of an award carrying a right to exercise will become fully vested and exercisable and (ii) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any other award granted under the 2022 Plan will lapse, the awards will vest in full and any performance conditions will be deemed to be achieved at target performance levels.
For purposes of the 2022 Plan, an outstanding award will be considered to be assumed or substituted for if, following the change in control, the award remains subject to the same terms and conditions that were applicable to the award immediately prior to the change in control except that, if the award related to shares of common stock, the award instead confers the right to receive common stock of the acquiring entity (or such other security or entity as may be determined by the plan administrator, in its sole discretion).
Withholding Taxes
Each participant will be required to make arrangements satisfactory to the plan administrator regarding payment of an amount up to the maximum statutory rates in the participant’s applicable jurisdictions with respect to any award granted under the 2022 Plan, as determined by Waldencast plc. Waldencast plc has the right, to the extent permitted by law, to deduct any such taxes from any payment of any kind otherwise due to the participant. With the approval of the plan administrator, the participant may satisfy the foregoing requirement by either electing to have Waldencast plc withhold from delivery of ordinary shares of Waldencast plc, cash or other property, as applicable, or by delivering already owned unrestricted ordinary shares of Waldencast plc, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. Waldencast plc may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy Waldencast plc’s withholding obligation with respect to any award.
Amendment, Termination and Clawback Provisions
The 2022 Plan provides the Waldencast plc Board with the authority to amend, alter or terminate the 2022 Plan, but no such action may adversely affect the rights of any participant with respect to outstanding awards without the participant’s consent. The plan administrator may amend an award, prospectively or retroactively, but no such amendment may adversely affect the rights of any participant without the participant’s consent. Shareholder approval of any such action will be obtained if required to comply with applicable law.

All awards will be subject to the provisions of any clawback policy implemented by Waldencast plc to the extent set forth in such clawback policy, and will be further subject to such deductions and clawbacks as may be required to be made pursuant to any law, government regulation or stock exchange listing requirement.
Term
No award will be granted pursuant to the 2022 Plan on or after the tenth anniversary of the effective date, but awards theretofore granted may extend beyond that date.
Transferability and Participant Payments
Until they are fully vested and/or exercisable, awards under the 2022 Plan are generally non-transferrable, subject to the plan administrator’s consent, and are generally exercisable only by the participant. With regard to tax withholding, exercise price, and purchase price obligations arising in connection with awards under the 2022 Plan, generally the plan administrator may, in its discretion, accept cash, ordinary shares of Waldencast plc that meet specified conditions, or such other consideration as it deems suitable.
U.S. Material Federal Tax Consequences
Incentive Stock Options
An optionee recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. Optionees who neither dispose of their shares within two years following the date the option was granted nor within one year following the exercise of the option normally will recognize a capital gain or loss equal to the difference, if any, between the sale price and the purchase price of the shares. If an optionee satisfies such holding periods upon a sale of the shares, Waldencast plc will not be entitled to any deduction for U.S. federal income tax purposes. If an optionee disposes of shares within two years after the date of grant or within one year after the date of exercise (a “disqualifying disposition”), the difference between the fair market value of the shares on the exercise date and the option exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the optionee upon the disqualifying disposition of the shares generally should be deductible by Waldencast plc for U.S. federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.
The difference between the option exercise price and the fair market value of the shares on the exercise date is treated as an adjustment in computing the optionee’s alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to optionees subject to the alternative minimum tax.
Nonqualified Stock Options
Options not designated or qualifying as ISOs will be nonqualified stock options having no special tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonqualified stock option, the optionee normally recognizes ordinary income equal to the amount by which the fair market value of the shares on such date exceeds the exercise price. If the optionee is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of shares acquired by the exercise of a nonqualified stock option, any gain or loss, based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss.
Stock Appreciation Rights
In general, no taxable income is reportable when SARs are granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the fair market value of any cash or shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock Awards
A participant acquiring restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the vesting date. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant may elect, pursuant to Section 83(b) of the Code, to accelerate the ordinary income tax event to the date of acquisition by filing an election with the U.S. Internal Revenue Service no later than 30 days after the date the shares are acquired.
Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.
Restricted Stock Unit Awards
There are no immediate tax consequences of receiving an award of RSUs. A participant who is awarded RSUs will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such participant at the end of the applicable vesting period or, if later, the settlement date elected by the plan administrator or a participant. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.
Stock-Based Awards
The tax consequences associated with any other stock-based award of unrestricted shares or an award that is valued by reference to shares granted under the 2022 Plan will vary depending on the specific terms of the award. A participant acquiring unrestricted shares generally will recognize ordinary income equal to the fair market value of the shares on the grant date. The factors that will determine the timing and character of the income include whether or not the award has a readily ascertainable fair market value, whether or not the award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the participant under the award and the participant’s holding period and tax basis for the award or underlying common stock.
Section 409A
Section 409A of the Code provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events. Certain types of awards granted under the 2022 Plan may be subject to the requirements of Section 409A of the Code. It is intended that the 2022 Plan and all awards comply with, or be exempt from, the requirements of Section 409A of the Code. If an award is subject to and fails to satisfy the requirements of Section 409A of the Code, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A of the Code fails to comply with Section 409A’s provisions, Section 409A of the Code imposes an additional 20% U.S. federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.
Tax Effect for Waldencast plc
Waldencast plc generally will be entitled to a tax deduction in connection with an award under the 2022 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonqualified stock option). Special rules limit the deductibility of compensation paid to our chief executive officer, chief financial officer and the other “covered employees” as determined under Section 162(m) of the Code and applicable guidance. Under Section 162(m) of the Code, the annual compensation paid to any of these covered employees, including awards that Waldencast plc grants pursuant to the 2022 Plan, whether performance-based or otherwise, will be subject to the $1 million annual deduction limitation. Because of the elimination of the performance-based compensation exemption, it is possible that all or a portion of the compensation paid to covered employees in the form of equity grants under the 2022 Plan may not be deductible by Waldencast plc, to the extent that the annual deduction limitation is exceeded.
THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF CURRENT U.S. MATERIAL FEDERAL INCOME TAXATION UPON PARTICIPANTS AND WALDENCAST PLC WITH RESPECT TO AWARDS

UNDER THE 2022 PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT’S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.
New Plan Benefits
The issuance of awards under the 2022 Plan will be at the discretion of the Waldencast plc Board or its compensation committee. Therefore, it cannot be presently determined in advance the amount or form of any award that will be granted to any individual in the future.
Vote Required for Approval
The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
The Incentive Award Plan Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Incentive Award Plan Proposal will have no effect, even if approved by holders of ordinary shares.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that the adoption of the Waldencast plc 2022 Incentive Award Plan and any form award agreements thereunder, be approved, ratified and confirmed in all respects.”
Recommendation of the Waldencast Board of Directors
THE WALDENCAST BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE AWARD PLAN PROPOSAL.
The existence of financial and personal interests of one or more of Waldencast’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Waldencast and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Waldencast’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of Waldencast’s Directors and Executive Officers in the Business Combination” for further discussion of these considerations.

ADJOURNMENT PROPOSAL
The Adjournment Proposal allows Waldencast’s board of directors to submit a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the Sponsor and Waldencast plc and their respective stockholders to make purchases of ordinary shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be put to the extraordinary general meeting. See the section entitled “BCA Proposal — Interests of Waldencast’s Directors and Executive Officers in the Business Combination” for further discussion of these considerations.
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is presented to the extraordinary general meeting and is not approved by the shareholders, Waldencast’s board of directors may not be able to adjourn the extraordinary general meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.
Vote Required for Approval
The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
The Adjournment Proposal is not conditioned upon any other proposal.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting be approved.”
Recommendation of the Waldencast Board of Directors
THE WALDENCAST BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT WALDENCAST SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.
The existence of financial and personal interests of one or more of Waldencast’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Waldencast and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Waldencast’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of Waldencast’s Directors and Executive Officers in the Business Combination” for further discussion of these considerations.

U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of Waldencast Class A ordinary shares that either (i) participate in the Business Combination, including of owning and disposing of Waldencast plc Class A ordinary shares, or (ii) elect to have their Waldencast Class A ordinary shares redeemed for cash. This discussion addresses only those holders of Waldencast Class A ordinary shares that hold their ordinary shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:
•	the Sponsor or Waldencast’s officers or directors;
•	financial institutions or financial services entities;
•	broker-dealers;
•	taxpayers that are subject to the mark-to-market accounting rules;
•	tax-exempt entities;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	regulated investment companies or real estate investment trusts;
•	expatriates or former long-term residents of the U.S.;
•	persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of any class of our shares;
•
persons that acquired our ordinary shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with the performance of services;

•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or
•	persons whose functional currency is not the U.S. dollar.
This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.
We have not and do not intend to seek any rulings from the IRS regarding the Business Combination or an exercise of redemption rights. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.
This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any of our ordinary shares and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Business Combination and an exercise of redemption rights to them.
EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE BUSINESS COMBINATION AND AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

As used herein, a “U.S. Holder” is a beneficial owner of Waldencast Class A ordinary shares or Waldencast plc Class A ordinary shares (as the case may be) who or that is, for U.S. federal income tax purposes:
1.	an individual citizen or resident of the U.S.,
2.
a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the U.S. or any state thereof or the District of Columbia,

3.	an estate whose income is subject to U.S. federal income tax regardless of its source, or
4.
a trust if (i) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

Tax residence of Waldencast plc for U.S. federal income tax purposes
A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Section 7874 of the Code provides an exception to this general rule, under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is limited guidance regarding their application.
Based on the rules in effect at the time of the Business Combination, the relative values of Obagi and Milk, and the terms of the Business Combination, we do not expect Waldencast plc, which is incorporated under the laws of Jersey, to be treated as a U.S. corporation for U.S. federal income tax purposes by virtue of Section 7874 of the Code as a result of the Business Combination. Nevertheless, because the rules and exceptions under Section 7874 of the Code are complex, subject to factual and legal uncertainties, and may change in the future (possibly with retroactive effect), there can be no assurance that we will not be treated as a U.S. corporation for U.S. federal income tax purposes. In addition, it is possible that a future acquisition of the stock or assets of a U.S. corporation could result in our being treated as a U.S. corporation at the time of the Business Combination.
If Waldencast plc were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to liability for additional U.S. income taxes, and the gross amount of any dividend payments to its non-U.S. shareholders could be subject to 30% U.S. withholding tax, depending on the application of any income tax treaty that might apply to reduce the withholding tax. If Holdco 1 were to be disregarded, or Waldencast plc were otherwise to be treated as a direct partner in Waldencast LP, dividend payments by Waldencast plc could be treated as wholly or partially U.S.-source for foreign tax credit and other U.S. federal income tax purposes even if Waldencast plc is treated as a non-U.S. corporation under Section 7874 of the Code.
The remainder of this discussion assumes that Waldencast plc will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.
Effects of the Business Combination to U.S. Holders
Effects of the Domestication to U.S. Holders
The U.S. federal income tax consequences of the Business Combination will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.
Under Section 368(a)(1)(F) of the Code, a reorganization is “a mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Domestication, Waldencast will change its jurisdiction of incorporation from the Cayman Islands to Jersey.
Skadden, Arps, Slate, Meagher & Flom LLP has delivered an opinion that the Domestication will qualify as an F Reorganization. Such opinion is filed by amendment as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms part and is based on customary assumptions, representations and covenants. If any of the assumptions, representations or covenants on which the opinion is based are or become incorrect, incomplete, inaccurate or are otherwise not complied with, the validity of the opinion described above may be adversely affected and the tax consequences of the Domestication could differ from those described herein. An opinion of counsel is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge.

In accordance with such opinion, subject to the limitations and qualifications therein, U.S. Holders of Waldencast Class A ordinary shares will not recognize gain or loss for U.S. federal income tax purposes as a result of the Domestication. The remaining discussion under this section assumes that the Domestication qualifies as an F Reorganization.
All holders are urged to consult their tax advisors with respect to the potential tax consequences to them of the Domestication .
Basis and Holding Period Considerations
Provided that the Domestication qualifies as an F Reorganization: (i) the tax basis of a share of Waldencast plc Class A ordinary shares received by a U.S. Holder in the Domestication will equal the U.S. Holder’s tax basis in the Waldencast Class A ordinary share surrendered in exchange therefor, and (ii) the holding period for a share of Waldencast plc Class A ordinary shares received by a U.S. Holder will include such U.S. Holder’s holding period for the Waldencast Class A ordinary share surrendered in exchange therefor.
U.S. Federal Income Tax Considerations of Owning Waldencast plc Class A ordinary shares
Taxation of Dividends and Other Distributions on Waldencast plc Class A ordinary shares
Subject to the passive foreign investment company (“PFIC”) rules discussed below, if Waldencast plc makes a distribution of cash or other property to a U.S. Holder of Waldencast plc Class A ordinary shares, such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of Waldencast plc’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.
Distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its Waldencast plc Class A ordinary shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Waldencast plc Class A ordinary shares. Waldencast plc may not determine its earnings and profits on the basis of U.S. federal income tax principles, however, in which case any distribution paid by Waldencast plc will be treated as a dividend.
With respect to non-corporate U.S. Holders, dividends will generally be taxed at preferential long-term capital gains rates only if (i) Waldencast plc Class A ordinary shares are readily tradable on an established securities market in the U.S. or (ii) Waldencast plc is eligible for the benefits of an applicable income tax treaty, in each case provided that Waldencast plc is not treated as a PFIC in the taxable year in which the dividend was paid or in any previous year and certain holding period or other requirements are met. However, it is unclear whether the redemption rights with respect to the Waldencast Class A ordinary shares may prevent the holding period of the Waldencast plc Class A ordinary shares from commencing prior to the termination of such rights. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to Waldencast plc Class A ordinary shares.
Taxation on the Disposition of Waldencast plc Class A ordinary shares
Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of Waldencast plc Class A ordinary shares, a U.S. Holder will generally recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in such ordinary shares.
Under tax law currently in effect, long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a reduced rate of tax. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. However, it is unclear whether the redemption rights with respect to the Waldencast Class A ordinary shares may prevent the holding period of the Waldencast plc Class A ordinary shares from commencing prior to the termination of such rights. The deductibility of capital losses is subject to various limitations.

PFIC Considerations
Definition of a PFIC
A foreign (i.e., non-U.S.) corporation will be a PFIC for U.S. federal income tax purposes if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.
Pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income, if (1) no predecessor of the foreign corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years.
PFIC Status of Waldencast and Waldencast plc
Although a foreign corporation’s PFIC determination will be made annually, absent certain elections described below, a determination that Waldencast or Waldencast plc is a PFIC will continue to apply to subsequent years in which a U.S. Holder continues to hold shares in such entity (including a successor entity), whether or not such entity is a PFIC in those subsequent years. Because, following the Domestication, Waldencast plc will be treated as the successor to Waldencast for U.S. federal income tax purposes, any Waldencast plc Class A ordinary shares received in exchange for Waldencast Class A ordinary shares in the Domestication may, in the absence of certain elections described below, be treated as stock of a PFIC if Waldencast was treated as a PFIC during the holding period of a U.S. Holder.
Based on the anticipated timing of the Business Combination, the anticipated assets and income of the combined company and the application of the start-up exception, neither Waldencast nor its successor Waldencast plc (as the case may be) is currently expected to be treated as a PFIC for the taxable year ending on December 31, 2021 (the “Current Taxable Year”), the taxable year ending on December 31, 2022, or the foreseeable future. However, as further discussed below, the facts on which any determination of PFIC status are based may not be known until the close of each taxable year in question, and, in the case of the Current Taxable Year, until as late as the close of two subsequent taxable years. Additionally, there is uncertainty regarding the application of the start-up exception.
Although Waldencast will likely meet the PFIC income or asset tests for the Current Taxable Year, the start-up exception is expected to apply to prevent such entity from being treated as a PFIC for the Current Taxable Year provided that the combined company does not meet either test in the two taxable years subsequent to the Current Taxable Year. Based on the anticipated timing of the Business Combination and the anticipated assets and income of the combined company, Waldencast plc is not expected to meet either test for the year following the Current Taxable Year or the foreseeable future. However, the timing of the Business Combination is not certain. If the Business Combination is completed later than expected, it is possible that Waldencast plc could be treated as a PFIC for the taxable year following the Current Taxable Year, in which case the start-up exception will not apply. Moreover, because PFIC status is an annual factual determination, Waldencast plc may become a PFIC in future if the composition of its income or assets, or the market price of the Waldencast plc Class A ordinary shares, were to change, regardless of whether the Business Combination is completed within the expected timing or the start-up exception applies. Accordingly, there can be no assurance with respect to the PFIC status of Waldencast or Waldencast plc for the Current Taxable Year or any future taxable year.
Application of PFIC Rules to Ordinary Shares
If (i) Waldencast or Waldencast plc is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder and (ii) the U.S. Holder did not make a timely and effective QEF Election (as defined below) for the first year in its holding period in which Waldencast or Waldencast plc (as the case may be) is a PFIC (such taxable year as it relates to each U.S. Holder, the “First PFIC Holding Year”), a QEF

Election along with a purging election, or a “mark-to-market” election, each as described below under “QEF Election, Mark-to-Market Election and Purging Election,” then such holder will generally be subject to special rules (the “Default PFIC Regime”) with respect to:
•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and
•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of its ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such ordinary shares).

Under the Default PFIC Regime:
•
the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for its ordinary shares (taking into account the relevant holding period of the Waldencast Class A ordinary share exchanged therefor);

•
the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which Waldencast was or Waldencast plc is a PFIC, will be taxed as ordinary income;

•
the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may be required to file an IRS Form 8621 (whether or not the U.S. Holder makes one or more of the elections described below with respect to such shares) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.
ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE REDEMPTION OF WALDENCAST SHARES OR ON THE OWNERSHIP OR DISPOSITION OF WALDENCAST PLC CLASS A ORDINARY SHARES, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.
QEF Election, Mark-to-Market Election and Purging Election
In general, if Waldencast or Waldencast plc is determined to be a PFIC, a U.S. Holder may avoid the Default PFIC Regime with respect to its ordinary shares by making a timely and effective “qualified electing fund” (“QEF”) election under Section 1295 of the Code (a “QEF Election”) for such holder’s First PFIC Holding Year. In order to comply with the requirements of a QEF Election with respect to Waldencast plc Class A ordinary shares, a U.S. Holder must receive a PFIC Annual Information Statement from Waldencast plc. If we determine we are a PFIC for any taxable year, we may endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC Annual Information Statement, in order to enable the U.S. Holder to make and maintain a QEF Election. However, there is no assurance that we will so endeavor, or that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided. U.S. Holders are urged to consult their tax advisors with respect to any QEF Election previously made with respect to Waldencast shares.
Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for such holder’s First PFIC Holding Year, such holder will generally not be subject to the Default PFIC Regime in respect of its ordinary shares as long as such shares continue to be treated as marketable shares. Instead, the U.S. Holder will generally include as ordinary income for each year in its holding period that Waldencast plc or Waldencast is treated as a PFIC the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Waldencast plc Class A ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares in a taxable year in which Waldencast or Waldencast plc is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after such holder’s First PFIC Holding Year.
The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the Nasdaq. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect of Waldencast Class A ordinary shares or Waldencast plc Class A ordinary shares under their particular circumstances.
Waldencast plc Class A ordinary shares treated as stock of a PFIC under the Default PFIC Regime (including Waldencast plc Class A ordinary shares received in exchange for Waldencast Class A ordinary shares that were so treated at the time of the Domestication) will continue to be treated as stock of a PFIC, including in taxable years in which Waldencast plc ceases to be a PFIC, unless the applicable U.S. Holder makes a “purging election” with respect to such shares. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value on the last day of the last year in which Waldencast or Waldencast plc, as applicable, is treated as a PFIC, and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized in the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in such holder’s Waldencast plc Class A ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the application of the purging elections rules to their particular circumstances.
If Waldencast plc is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, U.S. Holders would be deemed to own a portion of the shares of such lower-tier PFIC, and could incur liability for the deferred tax and interest charge described above if Waldencast plc receives a distribution from, or disposes of all or part of Waldencast plc’s interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.
The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Waldencast plc Class A ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to Waldencast plc Class A ordinary shares under their particular circumstances.
THE RULES DEALING WITH PFICS ARE COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.
Effects to U.S. Holders of Exercising Redemption Rights
Subject to the PFIC rules discussed above, the U.S. federal income tax consequences to a U.S. Holder of ordinary shares that exercises its redemption rights to receive cash in exchange for all or a portion of its ordinary shares will depend on how the rules summarized below apply to the specific facts and circumstances of such U.S. Holder and its redemption. Depending on such facts and circumstances (and the operation of complex constructive ownership rules described below), as well as on whether such holder has made a timely QEF Election or mark-to-market election (each as discussed above), a redemption of ordinary shares may either qualify as a sale of such redeemed shares under Section 302(a) of the Code, or be treated as a distribution under Section 301 of the Code.
The redemption of ordinary shares will qualify as a sale (the consequences of which are discussed above under “—Taxation on the Disposition of Waldencast plc Class A ordinary shares”) of the ordinary shares that are redeemed if such redemption (i) is “substantially disproportionate” with respect to the redeeming U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. These tests are explained more fully below.

For purposes of such tests, a U.S. Holder takes into account not only ordinary shares actually owned by such U.S. Holder, but also ordinary shares that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to ordinary shares owned directly, ordinary shares owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any ordinary shares such U.S. Holder has a right to acquire by exercise of an option, which would generally include shares which could be acquired pursuant to the exercise of the warrants.
The redemption of ordinary shares will be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of the respective entity’s outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80% of the percentage of the respective entity’s outstanding voting shares that such U.S. Holder actually or constructively owned immediately before the redemption. Prior to the Business Combination, the Waldencast Class A ordinary shares may not be treated as voting shares for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of such U.S. Holder’s interest if either (i) all of the ordinary shares actually or constructively owned by such U.S. Holder are redeemed or (ii) all of the ordinary shares actually owned by such U.S. Holder are redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of ordinary shares owned by certain family members and such U.S. Holder does not constructively own any other ordinary shares. The redemption of ordinary shares will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in the respective entity. Whether the redemption will result in a meaningful reduction in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”
If none of the above tests is satisfied, a redemption will be treated as a distribution under Section 301 of the Code with respect to ordinary shares, and the tax effects will be as described for distributions on Waldencast plc Class A ordinary shares under “— Taxation of Dividends and Other Distributions on Waldencast plc Class A ordinary shares” above. After the application of those rules, any remaining tax basis a U.S. Holder has in the redeemed ordinary shares will be added to the adjusted tax basis in such holder’s remaining ordinary shares. If there are no remaining ordinary shares, a U.S. Holder should consult its own tax advisors as to the allocation of any remaining basis.
Certain U.S. Holders may be subject to special reporting requirements with respect to a redemption of ordinary shares, and such holders should consult with their own tax advisors with respect to their reporting requirements.
ALL U.S. HOLDERS CONSIDERING EXERCISING REDEMPTION RIGHTS WITH RESPECT TO THEIR ORDINARY SHARES ARE URGED TO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE POTENTIAL TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION.

JERSEY TAX CONSIDERATIONS
This summary of Jersey taxation issues can only provide a general overview of this area and it is not a description of all the tax considerations that may be relevant to a decision to invest in Waldencast plc.
The following summary of the anticipated treatment of Waldencast plc and holders of Waldencast plc Class A ordinary shares (other than residents of Jersey) is based on Jersey taxation law and practice as it is understood to apply at the date of this document and may be subject to any changes in Jersey law occurring after such date. It does not constitute legal or tax advice and does not address all aspects of Jersey tax law and practice (including such tax law and practice as it applies to any land or building situate in Jersey). Legal advice should be taken with regard to individual circumstances. Prospective investors in Waldencast plc Class A ordinary shares should consult their professional advisers on the implications of acquiring, buying, selling or otherwise disposing of Waldencast plc Class A ordinary shares under the laws of any jurisdiction in which they may be liable to taxation.
Shareholders should note that tax law and interpretation can change and that, in particular, the levels and basis of, and reliefs from, taxation may change and may alter the benefits of investment in Waldencast plc.
Any person who is in any doubt about their tax position or who is subject to taxation in a jurisdiction other than Jersey should consult their own professional adviser.
Company Residence
Under the Income Tax (Jersey) Law 1961 (as amended) (“Tax Law”), a company shall be regarded as resident in Jersey if it is incorporated under the Jersey Companies Law unless:
•
its business is centrally managed and controlled outside Jersey in a country or territory where the highest rate at which any company may be charged to tax on any part of its income is 10% or higher; and

•	the company is resident for tax purposes in that country or territory.
It is intended that Waldencast plc will be resident for tax purposes in Jersey and subject to tax in Jersey following the Domestication.
Summary
Under current Jersey law, there are no capital gains, capital transfer, gift, wealth or inheritance taxes, or any death or estate duties. No capital or stamp duty is levied in Jersey on the issue, conversion, redemption, or transfer of ordinary shares. On the death of an individual holder of ordinary shares (whether or not such individual was domiciled in Jersey), duty at rates of up to 0.75% of the value of the relevant ordinary shares may be payable on the registration of any Jersey probate or letters of administration which may be required in order to transfer, convert, redeem, or make payments in respect of, ordinary shares held by a deceased individual sole shareholder, subject to a cap of £100,000.
Income Tax — Waldencast plc
The general rate of income tax under the Tax Law on the profits of companies regarded as resident in Jersey or having a permanent establishment in Jersey is 0% (“zero tax rating”) though certain exceptions from zero tax rating might apply. As noted above, it is intended that Waldencast plc will not be resident for tax purposes in Jersey and therefore will not be subject to any rate of tax in Jersey.
Withholding Tax — Waldencast plc
For so long as Waldencast plc is subject to a zero tax rating, or is deemed to be resident for tax purposes in Jersey, withholding in respect of Jersey taxation may be required on payments in respect of the Waldencast plc Class A ordinary shares to any holder of the Waldencast plc Class A ordinary shares not resident in Jersey.
Stamp Duty
In Jersey, no stamp duty is levied on the issue or transfer of Waldencast plc Class A ordinary shares except that stamp duty is payable on Jersey grants of probate and letters of administration, which will generally be required to transfer ordinary shares on the death of a holder of such ordinary shares if such holder was entered as the holder of the shares on the register maintained in Jersey. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situated in respect of a holder of ordinary shares domiciled in Jersey, or situated in Jersey in respect of a holder of ordinary shares domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% on the value of an estate up to a maximum stamp duty charge of £100,000. The rules for joint holders through a nominee are different and advice relating to this form of holding should be obtained from a professional adviser.
Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts nor are there otherwise estate duties.
Goods and Services Tax
Pursuant to the Goods and Services Tax (Jersey) Law 2007 (“GST Law”), a tax rate which is currently 5% applies to the supply of goods and services, unless the supply is regarded as exempt or zero rated, or the relevant supplier or recipient of such goods and services is registered as an “international services entity.”
A company must register for GST if its turnover is greater than £300,000 in any 12-month period, and will then need to charge GST to its customers. Companies can also choose to register voluntarily.
A company may apply to be registered as an International Services Entity (“ISE”) if it mainly serves non-Jersey residents. By virtue of a company being an ISE, it will not have to register for GST, will not charge GST on its supplies, and will not be charged GST on its purchases.
Waldencast plc will be an ISE within the meaning of the GST Law, as it satisfies the requirements of the Goods and Services Tax (International Services Entities) (Jersey) Regulations 2008, as amended. As long as it continues to be such an entity, a supply of goods or of a service made by or to Waldencast plc shall not be a taxable supply for the purposes of the GST Law.
Substance Legislation
With effect from January 1, 2019, Jersey has implemented legislation to meet EU demands for companies to have substance in certain circumstances. Broadly, part of the legislation is intended to apply to holding companies managed and controlled in Jersey. As it is intended that following the Domestication, Waldencast plc be managed and controlled in Jersey, this legislation may apply to Waldencast plc on this basis.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.
Introduction:
The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The unaudited pro forma condensed combined financial information presents the pro forma effects of the acquisition of Milk and Obagi by Waldencast resulting in reorganization into an umbrella partnership C corporation structure (or “Up-C” structure), and other agreements entered into as part of the Transaction Agreements.
Waldencast is a blank check company incorporated on December 8, 2020 (inception) as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On March 18, 2021, Waldencast consummated the initial public offering of 34,500,000 units, inclusive of the partial exercise by the underwriters of the over-allotment option, at $10.00 per unit, generating gross proceeds of $345.0 million. Each unit consisted of one Class A ordinary share and one-third of one public warrant. Each public warrant is exercisable for one Waldencast plc Class A ordinary share at a price of $11.50 per share. Simultaneously with the closing of the initial public offering, Waldencast consummated the private sale of 5,933,333 private placement warrants at a price of $1.50 per private placement warrant to the Sponsor, generating gross proceeds to Waldencast of $8.9 million. The private placement warrants are identical to the warrants sold as part of the units in Waldencast’s initial public offering except that, so long as they are held by the Sponsor or its permitted transferees: (1) they will not be redeemable by Waldencast; (2) they (including the shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of Waldencast’s initial business combination; (3) they may be exercised by the holders on a cashless basis; and (4) they (including the shares issuable upon exercise of these warrants) are entitled to registration rights. Upon the closing of the initial public offering and the sale of the private placement warrants (inclusive of the partial exercise by the underwriters of the over-allotment option), $345.0 million ($10.00 per unit) of the net proceeds of the initial public offering and the sale of the private placement warrants was placed in the Trust Account established for the benefit of Waldencast’s public shareholders, until the earlier of: (i) the completion of a business combination distribution (including the closing of the Business Combination), (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend Waldencast’s Amended and Restated Memorandum and Articles of Association to modify the substance or timing of Waldencast’s obligation to redeem 100% of the public shares if it does not complete a business combination by March 18, 2023, and (iii) the redemption of all of the public shares if Waldencast is unable to complete a business combination by March 18, 2023 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law. As of December 31, 2021, there was approximately $345.1 million held in the Trust Account.
Milk is an environmentally and socially conscious makeup company that develops, manufactures and sells paraben-free, 100% vegan and cruelty-free cosmetics, skin care and other beauty products. It generates revenue from the sale of products to retailers, as well as sales direct to consumer via its online website. Its three most popular products are the Hydro Grip Primer, Kush Mascara and the Mini Hydro Grip.
Obagi is a global skincare products company rooted in research and skin biology. Obagi develops, markets and sells innovative skin health products in more than 60 countries around the world. Every product Obagi develops stems from a deep understanding of the skin and how healthy skin functions. The result is an unmatched product portfolio designed to prevent or improve the most common, visible skin concerns such as fine lines and wrinkles, elasticity, photodamage, hyperpigmentation, acne, oxidative stress, environmental damage and hydration.
Waldencast plc will be a Jersey corporation that will be subject to U.S. taxation on its share of the U.S. effectively connected income earned from its partnership investment, which owns both Obagi and Milk. The organizational structure following the completion of the Business Combination is commonly referred to as an Up-C structure. This organizational structure will allow the Milk Members to retain an equity ownership in the form of Waldencast LP Common Units , which owns Obagi and Milk. The Milk Members may exchange Waldencast LP Common Units (together with the cancellation of an equal number of shares of voting, Waldencast plc Non-Economic ordinary shares) into Waldencast plc Class A ordinary shares. There is no tax receivable agreement in place for such exchange of Common Units. The Waldencast public shareholders will continue to hold Waldencast Class A ordinary shares, which, upon consummation of the Business Combination, will be renamed to Waldencast plc. The parties agreed to structure the Business Combination in this manner for tax and other business purposes, and we do not believe that our Up-C organizational structure will give rise to any significant business or strategic benefit or detriment. See the section entitled “Risk Factors — Risks Related to the Business Combination and the Company” for additional information on our organizational structure.
The unaudited pro forma condensed combined balance sheet combines the Milk audited historical balance sheet as of December 31, 2021, the Obagi audited historical consolidated balance sheet as of December 31, 2021, and the Waldencast audited historical balance sheet as of December 31, 2021, giving effect to the Business Combination as if it had been consummated on December 31, 2021. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 presents the pro forma effect of the Business Combination as if completed on January 1, 2021.
We refer to the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statement of operations as the pro forma financial statements.
The pro forma financial statements are not necessarily indicative of what the combined company’s balance sheet or statement of operations actually would have been had the Business Combination been completed as of the dates indicated, nor do they purport to project the future financial position or operating results of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The pro forma financial information is presented for illustrative purposes only and does not reflect the costs of any integration activities or cost savings or synergies that may be achieved as a result of the Business Combination.
The unaudited pro forma condensed combined financial information is presented in two scenarios: (1) assuming No Redemptions, and (2) assuming Maximum Redemptions.
•
Assuming No Redemptions — This scenario assumes that none of Waldencast’s shareholders elect to redeem their Class A ordinary shares for a pro rata portion of cash in the Trust Account, and thus the full amount of the approximately $345.1 million held in the Trust Account is available for the Business Combination.

•
Assuming Maximum Redemptions — There is no specified Maximum Redemptions threshold; however, the Closing is conditioned upon minimum closing available cash of $565.0 million (calculated as the cash in the trust account after giving effect to redemptions, plus the PIPE Investment, the FPA proceeds and the cash and cash equivalents of Waldencast prior to closing) which does not result in 100% redemptions. Hence, this scenario assumes that Waldencast’s shareholders will redeem 21,952,292 Class A ordinary shares for aggregate redemption payments of $219.6 million. The number of public redemption shares of 21,952,292 shares was calculated based on the estimated per share redemption value of $10.00 ($345.1 million of cash from trust account divided at December 31, 2021, by 34,500,000 outstanding Waldencast public shares).

In both scenarios, the unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting under the provisions of ASC Topic 805, Business Combinations on the basis of Waldencast as the accounting acquirer and Obagi and Milk as the accounting acquirees. The ultimate determination of the accounting acquirer is a qualitative and quantitative assessment that requires careful consideration, of which the final determination will occur after the consummation of the Business Combination. However, in all redemption scenarios, Waldencast has been determined to be the accounting acquirer based on evaluation of the following factors:
•	The owners of Waldencast will have the largest voting interest in the combined company under the no and maximum redemption scenarios;
•
The Sponsor and its affiliates have the right to nominate the majority of the initial members who will serve on the board of directors of Waldencast (Obagi will have 1 nomination, and Milk will have 0); and

•
Waldencast’s existing management will hold executive management roles for the post-combination company whilst Obagi and Milk management team members will report into the current Waldencast executive team.

The factors discussed above support the conclusion that Waldencast will acquire control of Obagi and Milk and will be the accounting acquirer. Therefore, the Business Combination constitutes a change in control and will be accounted for using the acquisition method. Under the acquisition method of accounting, the purchase price will be allocated to the tangible and identifiable intangible assets acquired and liabilities assumed of Obagi and Milk, based on their estimated acquisition-date fair values. These estimates will be determined through established and generally accepted valuation techniques.
The following summarizes the pro forma ownership of Class A and Class B ordinary shares of the Company, excluding potential Class A ordinary shares from dilutive securities, following the Business Combination, under the two scenarios:
	Assuming No Redemptions		Assuming Maximum Redemptions(1)
	Shares	Ownership %(11)	Shares	Ownership %(11)
Waldencast public shareholders	34,500,000	26.9%	12,547,708	11.0%
Burwell Mountain Trust(2)	7,848,333	6.1%	7,848,333	6.9%
Dynamo Master Fund(3)	13,848,333	10.8%	13,848,333	12.2%
Waldencast Ventures(4)	2,848,334	2.2%	2,848,334	2.5%
Beauty FPA Investor(5)	17,300,000	13.5%	17,300,000	15.2%
Investor Directors(6)	80,000	0.1%	80,000	0.1%
PIPE Investors(7)	10,500,000	8.2%	10,500,000	9.2%
Cumulative Waldencast shareholders	86,925,000	67.8%	64,972,708	57.1%
Existing Obagi Owners interest in Waldencast(8)	22,851,564	17.8%	28,101,564	24.7%
Existing Milk Owners interest in Waldencast(9)	18,343,883	14.3%	20,656,758	18.2%
Shares from Milk Warrants(10)	24,160	0.0%	24,160	0.0%
Total	128,144,607	100.0%	113,755,190	100.0%
1)
Assumes that 21,952,292 Class A ordinary shares are redeemed in connection with the Business Combination which is the maximum number of shares that may be redeemed without causing the Minimum Cash Condition to the Closing of the Business Combination to be unsatisfied. The net cash consideration payable to the existing Obagi owners would decrease from $380.0 million to $327.5 million and to the existing Milk owners from $140.0 million to $116.9 million, and the economic ownership and voting power via shares of the existing Obagi and Milk owners would increase proportionally following the Business Combination.

2)
Includes 5,000,000 Class A ordinary shares acquired pursuant to the Sponsor Forward Purchase Agreement for an investment of $50.0 million by Burwell Mountain PTC LLC, as the trustee of Burwell Mountain Trust (a member of our Sponsor), in exchange for a portion of the Forward Purchase Amount and 2,848,333 Class A ordinary shares issued upon conversion of the existing Waldencast Class B ordinary shares. Class A ordinary shares are issued upon the automatic conversion of the Waldencast Class B ordinary shares concurrently with the consummation of the Business Combination.

3)
Includes 11,000,000 Class A ordinary shares acquired pursuant to the Sponsor Forward Purchase Agreement for an investment of $110.0 million by Dynamo Master Fund (a member of our Sponsor), in exchange for a portion of the Forward Purchase Amount and 2,848,333 Class A ordinary shares issued upon conversion of the existing Waldencast Class B ordinary shares. Class A ordinary shares are issued upon the automatic conversion of the Waldencast Class B ordinary shares concurrently with the consummation of the Business Combination.

4)
Class A ordinary shares issued upon conversion of the existing Waldencast Class B ordinary shares. Class A ordinary shares are issued upon the automatic conversion of the Waldencast Class B ordinary shares concurrently with the consummation of the Business Combination.

5)
17,300,000 Class A ordinary shares acquired pursuant to the Third-Party Forward Purchase Agreement for an investment of $173.0 million by Beauty Ventures in exchange for a portion of the Forward Purchase Amount.

6)
80,000 Class A ordinary shares held by the Investor Directors, issued upon conversion of the existing Waldencast Class B ordinary shares. Waldencast Class A ordinary shares are issued upon the automatic conversion of the Waldencast Class B ordinary shares concurrently with the consummation of the Business Combination.

7)
Represents the private placement pursuant to which Waldencast entered into Subscription Agreements with certain PIPE Investors whereby such investors have agreed to subscribe for Class A ordinary shares at a purchase price of $10.00 per share. The PIPE Investors participating in the PIPE Investment, have agreed to purchase an aggregate of 10,500,000 Class A ordinary shares.

8)
Represents Obagi owners’ interest in 22,851,564 Waldencast plc Class A ordinary shares, which will increase in the Maximum Redemption scenario to 28,101,564 due to the reduction in net cash consideration payable.

9)
Represents the Milk Members’ noncontrolling economic interest in Waldencast LP Common Units, which are redeemable at the option of the holder of such units, and if such option is exercised, are exchangeable, at the option of Waldencast plc, for Waldencast plc Class A ordinary shares on a 1 for 1 basis or cash (together with the cancellation of an equal number of shares of voting, Waldencast plc Non-Economic ordinary shares), and if exchanged for such Waldencast plc Class A ordinary shares, which will increase in the Maximum Redemption scenario due to the reduction in net cash consideration payable.

10)	Represents Class A ordinary shares that will be converted from Milk Warrants at the Closing of the Business Combination.
11)	Percentage totals may not foot due to rounding.

The following summarizes the pro forma ownership of Class A and Class B ordinary shares of the Company, on a fully dilutive basis, following the Business Combination, under the two scenarios:
	Assuming No Redemptions		Assuming Maximum Redemptions
	Shares	Ownership %(8)	Shares	Ownership %(8)
Waldencast public shareholders(1)	46,000,000	27.3%	24,047,708	15.6%
Burwell Mountain Trust(2)	11,826,110	7.0%	11,826,110	7.7%
Dynamo Master Fund(3)	19,826,109	11.8%	19,826,109	12.9%
Waldencast Ventures(4)	5,159,447	3.1%	5,159,447	3.4%
Beauty FPA Investor(5)	23,066,666	13.7%	23,066,666	15.0%
Investor Directors	80,000	0.1%	80,000	0.1%
PIPE Investors	10,500,000	6.2%	10,500,000	6.8%
Cumulative Waldencast shareholders	116,458,332	69.2%	94,506,040	61.4%
Existing Obagi Owners interest in Waldencast(6)	30,788,000	18.3%	36,038,000	23.4%
Existing Milk Owners interest in Waldencast(7)	21,093,664	12.5%	23,406,539	15.2%
Shares from Milk Warrants	24,160	0.0%	24,160	0.0%
Total	168,364,156	100.0%	153,974,739	100.0%
1)	Includes the impact of the exercise of 11,500,000 of public warrants.
2)
Includes the exercise of (i) 1,977,777 Private Placement Warrants and the exercise of 333,333 Working Capital Loan Warrants, which are indirectly owned by Burwell Mountain PTC LLC, as the trustee of Burwell Mountain Trust (a member of the Sponsor), and (ii) 1,666,667 Sponsor FPA Warrants

3)
Includes the exercise of (i) 1,977,777 Private Placement Warrants and the exercise of 333,333 Working Capital Loan Warrants, which are indirectly owned by Dynamo Master Fund as a member of the Sponsor, and (ii) 3,666,666 Sponsor FPA Warrants.

4)	Includes the exercise of 1,977,779 Private Placement Warrants and the exercise of 333,334 Working Capital Loan Warrants, which are indirectly owned by Waldencast Ventures as a member of the Sponsor.
5)	Includes the exercise of 5,766,666 warrants.
6)	Includes the exercise of rollover equity awards, consisting of 6,085,600 stock options, and 1,850,836 restricted stock units.
7)	Includes the exercise of rollover equity awards, consisting of 2,512,219 unit appreciation rights and 237,562 options.
8)	Percentage totals may not foot due to rounding.
The following unaudited pro forma condensed combined balance sheet as of December 31, 2021 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 are based on the historical financial statements of Waldencast, Obagi, and Milk. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.
The assumptions and estimates underlying the unaudited adjustments to the unaudited pro forma condensed combined financial information is described in the accompanying notes, which should be read in conjunction with, the following:
•	Waldencast’s audited financial statements and related notes as of and for the year ended December 31, 2021, included elsewhere in this proxy statement/prospectus.
•	Milk’s and Obagi’s audited financial statements and related notes as of and for the year ended December 31, 2021 included elsewhere in this proxy statement/prospectus.
•	“Waldencast’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus.
•	“Milk’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus.
•	“Obagi’s Management Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2021
(in thousands, except per share data)
	As of December 31, 2021						As of December 31, 2021			As of December 31, 2021
	Waldencast Acquisition Corp. (Historical)	Obagi Global Holdings Limited (Adjusted, Note 2)	Milk Makeup LLC (Historical)	Reclassification Adjustments	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
ASSETS
Current assets:
Cash and cash equivalents	$ 1,504	$ 12,294	$ 4,417	$—	$345,052	A	$223,828	$(219,556)	L	$79,901
					(58,213)	B		75,629	M
					105,000	C
					333,000	D
					(520,000)	E
					774	J
Restricted cash	—	650	—	—	—		650	—		650
Accounts and note receivable, net	—	71,093	1,802	—	—		72,895	—		72,895
Inventories	—	13,344	21,428	—	14,210	E	48,982	—		48,982
Prepaid expenses	205	7,568	—	1,661	(205)	B	9,229	—		9,229
Other current assets	—	335	—	—	—		335	—		335
Prepaid expenses and other current assets	—	—	610	(610)	—		—	—		—
Prepaid supplier	—	—	1,051	(1,051)	—		—	—		—
Total current assets, net	1,709	105,284	29,308	—	219,618		355,919	(143,927)		211,992
Prepaid expenses – non-current portion	33	—	—	(33)	(33)	B	(33)	—		(33)
Investment held in Trust Account	345,052	—	—	—	(345,052)	A	—	—		—
Property, plant equipment, net	—	3,584	4,970	—	—		8,554	—		8,554
Intangible assets, net	—	76,365	—	—	527,135	E	603,500	—		603,500
Goodwill	—	44,489	—	—	394,307	E	438,796	—		438,796
Other assets	—	1,429	—	33	—		1,462	—		1,462
Due from officers	—	—	774	—	(774)	J	—	—		—
Total assets	$346,794	$231,151	$35,052	$—	$795,201		$1,408,198	$(143,927)		$1,264,271

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$ 273	$11,267	$ 6,477	$—	$(1,987)	B	$16,030	$—		$16,030
Current portion of long-term debt, net	—	15,382	—	—	—		15,382	—		15,382
Tenant allowance liability - current	—	—	132	(132)	—		—	—		—
Accrued expenses and other current liabilities	—	—	6,735	(6,735)	—		—	—		—
Due to related party	95	—	—	—	—		95	—		95
Other current liabilities	—	9,309	—	6,867	—		16,176	—		16,176
Total current liabilities	368	35,958	13,344	—	(1,987)		47,683	—		47,683
Warrant liabilities	21,154	—	121	(121)	1,500	K	22,654	—		22,654
Deferred rent - non-current	—	—	1,063	(1,063)	—		—	—		—
Tenant allowance liability - non-current	—	—	1,044	(1,044)	—		—	—		—
Long-term debt, net	—	103,423	—	—	—		103,423	—		103,423
Deferred income tax liabilities	—	548	—	—	69,860	E	70,408	—		70,408
Other liabilities	—	572	—	10,414	(8,186)	B	2,800	—		2,800
Deferred legal fees	8,186	—	—	(8,186)	—		—	—		—
Forward purchase agreement liabilities	13,320	—	—	—	(13,320)	D	—	—		—
Working Capital Promissory Note – related party	1,500	—	—	—	(1,500)	K
Deferred underwriters’ discount	12,075	—	—	—	(12,075)	B	—	—		—
Total liabilities	56,603	140,501	15,572	—	34,292		246,968	—		246,968

COMMITMENTS AND CONTINGENCIES
Class A ordinary shares subject to possible redemption	345,000	—	—	—	(345,000)	F	—	—		—
Redeemable Series A preferred units	—	—	23,601	—	(23,601)	F	—	—		—
Redeemable Series B preferred units	—	—	14,136	—	(14,136)	F	—	—		—

	As of December 31, 2021						As of December 31, 2021			As of December 31, 2021
	Waldencast Acquisition Corp. (Historical)	Obagi Global Holdings Limited (Adjusted, Note 2)	Milk Makeup LLC (Historical)	Reclassification Adjustments	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Redeemable Series C preferred units	—	—	34,210	—	(34,210)	F	—	—		—
Redeemable Series D preferred units	—	—	27,335	—	(27,335)	F	—	—		—
SHAREHOLDERS' EQUITY
Common units	—	—	—	—	—		—	—		—
Common stock	—	4,000	—	—	(4,000)	H	—			—
Preference shares	—	—	—	—	—		—	—		—
Class A ordinary shares	—	—	—	—	1	C	11	(2)	L	9
					5	D
					2	E
					3	F
Class B ordinary shares	1	—	—	—	(1)	H	—	—		—
Class B non-economic voting shares	—	—	—	—	2	E	2	—		2
Additional paid-in capital	—	95,303	—	—	104,999	C	1,085,839	(219,554)	L	922,821
					346,315	D		75,629	M
					345,788	E		(19,093)	I
					444,279	F
					(88,790)	G
					4,001	H
					(166,056)	I
Accumulated deficit	(54,810)	(8,988)	(79,802)	—	(36,203)	B	(91,013)	—		(91,013)
					88,790	G				—
Accumulated other comprehensive income (loss)	—	335	—	—	—		335	—		335
Total shareholders’ equity	(54,809)	90,650	(79,802)	—	1,039,135		995,174	(163,020)		832,154
Noncontrolling interest	—	—	—	—	166,056	I	166,056	19,093	I	185,149
Total Equity	(54,809)	90,650	(79,802)	—	1,205,191		1,161,230	(143,927)		1,017,303
Total liabilities and shareholders’ deficit	$346,794	$231,151	$35,052	$—	$795,201		$1,408,198	$(143,927)		$1,264,271

Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ended December 31, 2021
(in thousands, except per share data)
	For the Year Ended December 31, 2021					For the Year Ended December 31, 2021			For the Year Ended December 31, 2021
	Waldencast Acquisition Corp. (Historical)	Obagi Global Holdings Limited (Adjusted, Note 2)	Milk Makeup LLC (Historical)	Reclassification Adjustments	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemption)		Pro Forma Combined (Assuming Maximum Redemptions)
Net revenue	$—	$178,681	$47,076	$—	$—		$ 225,757	$—		$ 225,757
Cost of goods sold (exclusive of depreciation and amortization shown separately below)	—	42,310	21,781	—	14,210	GG	78,301	—		78,301
Formation and operating costs	9,133	—	—	—	—		9,133	—		9,133
Selling, general and administrative	—	94,457	30,764	—	36,203	BB	169,187	—		169,187
					7,763	FF
Research and development	—	6,991	—	—	—		6,991	—		6,991
Depreciation and amortization	—	13,580	1,975	—	12,744	GG	28,299	—		28,299
(Loss) income from operations	(9,133)	21,343	(7,444)	—	(70,920)		(66,154)	—		(66,154)
Interest income on operating account	(1)	—	—	—	—		(1)	—		(1)
Interest income on marketable securities held in Trust Account	(52)	—	—	—	52	AA	—	—		—
Offering expenses related to warrant issuance	719	—	—	—	—		719	—		719
Change in fair value of forward purchase agreement liabilities	1,665	—	—	—	(1,665)	HH	—	—		—
Change in fair value of warrant liabilities	2,964	—	—	—	—		2,964	—		2,964
Loss on Extinguishment of Debt	—	2,317	—	—	—		2,317	—		2,317
Gain on PPP Loan forgiveness	—	(6,824)	—	—	—		(6,824)	—		(6,824)
Interest expense, net	—	11,158	18	—	—		11,176	—		11,176
Other (income) expense, net	—	194	385	—	(1,421)	EE	(842)	—		(842)
Total other (income)/expenses, net	5,295	6,845	403	—	(3,034)		9,509	—		9,509
(Loss) income before income taxes	(14,428)	14,498	(7,847)	—	(67,886)		(75,663)	—		(75,663)
Income tax expense (benefit)	—	11,131	—	—	(17,973)	CC	(6,842)	—		(6,842)
Net (loss) income	$ (14,428)	$3,367	$(7,847)	$—	$(49,913)		$(68,821)	$—		$(68,821)
Net loss attributable to noncontrolling interest					(9,841)	DD	(9,841)	(2,684)	DD	(12,525)
Net loss attributable to controlling interest					—		(58,980)	—		(56,296)
Earnings per share (Note 6)
Net loss per common share - Basic and Diluted							$ (0.54)			$(0.60)
Weighted average common shares outstanding - Basic and Diluted							109,800,724			93,098,432

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Note 1. Basis of pro forma presentation
The unaudited pro forma condensed combined financial statements have been prepared assuming the Business Combination is accounted for using the acquisition method of accounting with Waldencast as the acquiring entity. Under the acquisition method of accounting, Waldencast’s assets and liabilities will retain their carrying values and the assets and liabilities associated with Milk and Obagi will be recorded at their fair values measured as of the acquisition date. The excess of the purchase price over the estimated fair values of the net assets acquired, if applicable, will be recorded as goodwill. The acquisition method of accounting is based on ASC 805 and uses the fair value concepts defined in ASC Topic 820, Fair Value Measurements (“ASC 820”). In general, ASC 805 requires, among other things, that assets acquired, and liabilities assumed be recognized at their fair values as of the acquisition date by Waldencast, who was determined to be the accounting acquirer.
ASC 820 defines fair value, establishes a framework for measuring fair value, and sets forth a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to develop the fair value measurements. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for a non-financial asset assume the highest and best use by these market participants. Many of these fair value measurements can be highly subjective, and it is possible that other professionals applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.
The transaction accounting adjustments represent management’s estimates based on information available as of the date of the filing of the condensed combined financial information and do not reflect possible adjustments related to restructuring or integration activities that have to be determined.
The accompanying unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting in accordance with ASC 805 and are based on certain currently available information and certain assumptions and methodologies that Waldencast believes are reasonable under the circumstances. The unaudited condensed transaction accounting adjustments, which are described in the accompanying notes, may be revised as additional information becomes available. Therefore, it is likely that the actual adjustments will differ from the transaction accounting adjustments and it is possible the differences may be material. Waldencast believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the transaction accounting adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to reflect transaction accounting adjustments in connection with the Business Combination as well as the Obagi China Distribution.
The unaudited pro forma condensed combined balance sheet as of December 31, 2021, assumes that the Business Combination occurred on December 31, 2021. The unaudited pro forma condensed combined statements of operations for the period from the year ended December 31, 2021, presents pro forma effect to the Business Combination as if it had been completed on January 1, 2021. These periods are presented on the basis of Waldencast being the accounting acquirer. The pro forma basic and diluted loss per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of Class A ordinary shares outstanding, assuming the Business Combination and related transactions occurred on January 1, 2021.
Note 2. Description of the Business Combination
Pursuant to the Transaction Agreements, Obagi owners will receive a combination of cash and Class A ordinary shares in Waldencast plc and existing Milk owners will retain common units in Milk and receive a combination of cash and Class B Non-economic voting shares. The Business Combination will be structured as an Up-C transaction, whereby the Milk shareholders as the Milk Members will be retaining common units in Milk, which hold the net assets of Milk and Obagi. The Milk Members will retain approximately 14.3% of the economic interests in Milk under the No Redemption scenario, or 18.2% under the Maximum Redemptions scenario.

The transaction will occur as follows: Obagi will merge into Holdco 1 and become an indirect subsidiary of Waldencast plc, Milk will be acquired by Waldencast through Waldencast LP acquiring a portion of the Milk Membership Units (organized as an “Up-C”) through a subsidiary, and the Obagi assets will be contributed to the Milk Up-C structure.
Below is a diagram of the final structure of the proposed transaction:

Common shareholders
Warrant holders
PIPE Investors
Members of Sponsor / Investor Directors
Beauty Ventures LLC
Waldencast plc
Obagi Holdco 1 Limited
Milk Investors
Redeemable Units
Waldencast Cayman LLC
Waldencast LP
Obagi Holdco 2 Limited
Milk Makeup LLC
Obagi Global Holdings Ltd
Obagi Holdings Company Ltd
Obagi Cosmeceuticals LLC
Obagi Netherlands B.V.

Obagi China Distribution
In connection with the Obagi Merger, Obagi will carve out its businesses located in China – Obagi Shanghai Cosmeceuticals Co. Ltd., Obagi Xi’an Pharmaceuticals Technology Co., Ltd., and Obagi Hong Kong Limited. The adjusted Obagi results include adjustments to eliminate the assets, liabilities and operations of China businesses that will be distributed to Cedarwalk prior to closing of the Obagi Merger.

Below is a summary of the carve-out adjustments recorded against the historical financial statements of Obagi to eliminate the assets, liabilities and operations of the Obagi China Businesses:
Condensed Consolidated Balance Sheet as of December 31, 2021
($ in thousands, except share data)	Obagi Global Holdings Limited (Historical)	China Carve-Out Adjustments	Obagi Global Holdings Limited (Adjusted)
ASSETS
Current assets:
Cash and cash equivalents	$ 12,794	$(500)	$ 12,294
Restricted cash	650	—	650
Accounts and note receivable, net	63,367	7,726	71,093
Inventories	19,339	(5,995)	13,344
Prepaid expenses	7,944	(376)	7,568
Other current assets	335	—	335
Total current assets	104,429	855	105,284
Property, plant equipment, net	3,584	—	3,584
Intangible assets, net	79,574	(3,209)	76,365
Goodwill	44,489	—	44,489
Deferred income taxes	—	—	—
Other assets	1,497	(68)	1,429
Total assets	$233,573	$(2,422)	$231,151

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$ 11,375	$(108)	$11,267
Current portion of long-term debt, net	15,382	—	15,382
Other current liabilities	12,983	(3,674)	9,309
Total current liabilities	39,740	(3,782)	35,958
Long-term debt, net	103,423	—	103,423
Deferred income tax liabilities	548	—	548
Other liabilities	572	—	572
Total liabilities	144,283	(3,782)	140,501

Shareholder's equity
Common stock, 25,000,000 shares authorized as of December 31, 2021; $0.50 par value; 8,000,002 shares issued and outstanding as of December 31, 2021	4,000	—	4,000
Additional paid-in capital	100,113	(4,810)	95,303
Accumulated deficit	(14,798)	5,810	(8,988)
Accumulated other comprehensive income (loss)	(25)	360	335
Total shareholders’ equity (deficit)	89,290	1,360	90,650
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)	$ 233,573	$ (2,422)	$ 231,151

Condensed Consolidated Statements of Operations for the year ended December 31, 2021
($ in thousands)	Obagi Global Holdings Limited (Historical)	China Carve-Out Adjustments	Obagi Global Holdings Limited (Adjusted)
Net revenue	$206,069	$(27,388)	$178,681
Cost of goods sold (exclusive of depreciation and amortization shown separately below)	48,708	(6,398)	42,310
Selling, general and administrative	118,243	(23,786)	94,457
Research and development	6,991	—	6,991
Depreciation and amortization	14,053	(473)	13,580
Total operating expenses	187,995	(30,657)	157,338
Operating income	18,074	3,269	21,343
Interest expense	11,156	2	11,158
Loss on Extinguishment of Debt	2,317	—	2,317
Gain on PPP Loan forgiveness	(6,824)	—	(6,824)
Other expense, net	194	—	194
Income (loss) before income taxes	11,231	3,267	14,498
Income tax expense (benefit)	11,301	(170)	11,131
Net (loss) income	$ (70)	$ 3,437	$3,367
It should be noted that at the close of the transaction the net intercompany balance between Obagi Global Holdings Limited and the China Carve-Out entities will be settled in cash. The above presentation does not reflect the actual settlement as the amount will not be known until transaction close.
Note 3. Accounting Policies
Management has performed an initial review of the accounting policies of each entity to conform the accounting policies to those of Waldencast, the accounting acquirer. In doing so, management identified presentation differences that would have an impact on the unaudited pro forma condensed combined financial information and recorded necessary adjustments. In addition, adjustments were made to the historical presentation of the statement of operations and balance sheets of Obagi and Milk to conform to the financial statement presentation Waldencast.
Upon consummation of the business combination, management will perform a comprehensive review of accounting policies for each entity and conform them to the accounting policies of Waldencast as the accounting acquirer. As a result of the review, management may identify differences between the accounting policies of the entities which, when conformed, could have a material impact on the financial statements of the post-combination company.
Note 4. Adjustments to Pro Forma Condensed Combined Balance Sheet
Explanations of the adjustments to the pro forma balance sheet are as follows:
(A)
Reflects the reclassification of $345.0 million of cash and cash equivalents and investments held in the Trust Account that becomes available for transaction consideration, transaction expenses, underwriting commission, redemption of Waldencast public shares, and the operating activities of Waldencast following the Business Combination, under the No Redemptions scenario.

(B)
Reflects the payment of $58.2 million in estimated transaction costs, net of the relief of prepaid transaction costs of $0.2 million, out of the total estimated transaction costs of approximately $64.0 million, comprised of advisory, banking, printing, legal, and accounting fees and equity issuance costs that are expensed as a part of the Business Combination. Of the $58.2 million of payment in estimated transactions costs, $10.1 million was previously accrued, $12.1 million was recorded as deferred underwriting and the remaining balance of $36.2 million is expensed through Accumulated Deficit, all of which were partially offset by the relief of prepaid transaction costs of $0.2 million.

(C)
Reflects the gross cash proceeds of $105.0 million generated from the PIPE Financing through the issuance of 10,500,000 shares of Class A ordinary shares to the private investors and allocated to Class A ordinary shares and Additional paid-in-capital using a par value of $0.0001 per share and a purchase price of $10.00 per share, respectively.

(D)
Reflects the gross proceeds from the Sponsor and Beauty Ventures in the amount of $160.0 million and $173.0 million, respectively and allocated to Waldencast Class A ordinary shares and Additional paid-in capital using a par value of $0.0001 per shares and a purchase of $10.00 and the settlement of Waldencast’s related Forward Purchase Transaction liability of $13.3 million through the issuance of Class A shares.

(E)
Represents the purchase price allocation adjustments resulting from the Business Combination. The calculation of the purchase price and allocation to assets acquired and liabilities assumed is preliminary because the merger has not yet been completed. The preliminary allocation to assets and liabilities is based on estimates, assumptions, valuations, and other studies that have not progressed to a stage where there is sufficient information to make a definitive calculation. Accordingly, the purchase price allocation reflected in the unaudited transaction accounting adjustments will remain preliminary until Waldencast determines the final purchase price and the fair values of assets acquired and liabilities assumed. The final determination of the purchase price and related allocation is anticipated to be completed as soon as practicable after the completion of the Business Combination. Potential differences may include, but are not limited to, changes in allocation to intangible assets and change in fair value of financing receivable, deferred tax liability, and property and equipment.

The following summarizes the purchase price accounting pro forma adjustments made to the unaudited pro forma condensed combined balance sheet as of December 31, 2021, net of reversals of any historical amounts:
($ in thousands)	Milk	Obagi	Total
Cash consideration	$140,000	$380,000	$520,000
Inventory fair value	7,993	6,217	14,210
Intangibles	141,500	385,635	527,135
Deferred Tax Liability	—	69,860	69,860
Goodwill	171,435	222,872	394,307
Additional paid-in-capital	180,926	164,862	345,778

Obagi Purchase Price Allocation
The following is a preliminary estimate of the fair value of consideration for Obagi expected to be transferred and a preliminary purchase price allocation in connection with the Business Combination.
($ in thousands)	No Redemptions	Maximum Redemptions
Equity consideration	$228,516	$281,016
Cash consideration to Sellers	380,000	327,500
Fair value of vested roll-over equity awards	26,998	26,998
Total purchase consideration	$635,514	$635,514
Cash and cash equivalents	12,294	12,294
Restricted cash	650	650
Accounts and notes receivable, net	71,093	71,093
Inventories	19,561	19,561
Prepaid expenses	7,568	7,568
Other current assets	335	335
Property, plant and equipment, net	3,584	3,584
Intangible assets, net	462,000	462,000
Goodwill	267,361	267,361
Other assets	1,429	1,429
Accounts payable	(11,267)	(11,267)
Other current liabilities	(9,309)	(9,309)
Current portion of long-term debt, net	(15,382)	(15,382)
Long-term debt, net	(103,423)	(103,423)
Deferred tax liability	(70,408)	(70.408)
Other liabilities	(572)	(572)
Fair value of net assets acquired from Obagi	$635,514	$635,514
Purchase Consideration: The value of the Obagi rollover equity awards attributable to pre-combination service as of December 31, 2021 of $27.0 million was included in the total purchase consideration. Up until Closing, through the passage of time, it is expected that a portion attributable to pre-combination services will increase the amount of consideration and reduce future compensation charges represented by adjustment (FF) in the Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2021.
The following table depicts the sensitivity of the purchase price and resulting goodwill of Obagi to changes in the price of Waldencast plc Class A ordinary shares. The transaction accounting adjustments to goodwill may vary significantly due to volatility in the financial markets. See the section entitled “Risk Factors — Risks Related to the Business Combination and the Company” for more information about factors that may impact the price per share of the Class A ordinary shares.
($ in thousands)		No Redemptions		Maximum Redemptions
Change in price per share of the Waldencast’s Ordinary Shares	Price per share	Estimated purchase price	Estimated goodwill	Estimated purchase price	Estimated goodwill
Increase of 10%	$11	$658,365	$290,213	$663,615	$295,463
As presented in pro forma	10	635,514	267,361	635,514	267,361
Decrease of 10%	9	612,662	244,510	607,412	239,260
Inventories: Obagi’s inventory is mainly comprised of finished goods, as Obagi leverages contract manufacturers to source, manufacture and package its products. Obagi carries minimal WIP inventory as (i) an assortment of finished goods that are grouped together by third-party packagers and sold as kits, and (ii) certain raw materials are purchased on behalf of certain contract manufacturers. The fair value of the finished goods was determined using the comparative sales method, which utilizes the actual or expected selling prices of finished goods to customers as a basis for determining fair market values of those finished goods.
Intangible Assets: The following describes intangible assets that may be identified that met either the separability criterion or the contractual-legal criterion described in ASC 805, and the anticipated valuation approach. The trademarks represent the over-arching name of all Obagi’s products and is valued using a relief from royalty method. Formulations developed by Obagi differentiate them from others in the market and are valued using the relief from royalty method. The customer lists represent the relationships that Obagi has with partners, resulting in distribution covering over 60 countries around the world, also valued using a relief from royalty method. The licensing agreements give Obagi the right to use certain IP assets of Rohto Pharmaceutical, as well as allowing Rohto to use the Obagi name for products they manufacture and distribute in Japan for which Obagi receives a royalty. The licensing agreements are valued using the discounted cash flow method.
($ in thousands, except for weighted average useful life)	Weighted average useful life (years)	Fair value	Amortization expense for the year ended December 31, 2021
Trade name/trademark	Indefinite	$297,000	$—
Licensing agreements	10	132,000	13,200
Formulations	10	10,000	1,000
Customer / distributor relationships	10	23,000	2,300
Reversal of historical balance and amortization	N/A	(76,365)	(13,469)
Total Adjustment		$385,635	$3,031
Goodwill: Goodwill represents Obagi’s assembled workforce, as well as the future economic benefits arising from the results of the business combination that will enhance Obagi products available to both new and existing customers, and increase its competitive position. The pro forma adjustment of $222.9 million reflects the goodwill generated from the Obagi Merger of $267.4 million, net of the elimination of historical Obagi goodwill of $44.5 million.
Milk Purchase Price Allocation
The following is a preliminary estimate of the fair value of consideration for Milk expected to be transferred and a preliminary purchase price allocation in connection with the Business Combination.
($ in thousands)	No Redemptions	Maximum Redemptions
Equity consideration	$183,439	$206,568
Cash consideration to Sellers	140,000	116,871
Fair value of vested roll-over equity awards	6,238	6,238
Equity based compensation treated as consideration (Acceleration of Awards)	10,731	10,731
Total purchase consideration	$340,408	$340,408
Cash	5,191	5,191
Accounts receivable, net	1,802	1,802
Inventories	29,421	29,421
Prepaid expenses and other current assets	610	610
Prepaid supplier	1,051	1,051
Property, plant equipment, net	4,970	4,970
Intangible assets, net	141,500	141,500
Goodwill	171,435	171,435
Accounts payable	(6,477)	(6,477)
Tenant allowance liability - current	(132)	(132)
Accrued bonuses	(6,735)	(6,735)
Other current liabilities	—	—
Warrant liabilities	(121)	(121)
Deferred rent - non-current	(1,063)	(1,063)
Tenant allowance liability - non-current	(1,044)	(1,044)
Fair value of net assets acquired from Milk	$340,408	$340,408
Purchase Consideration: The equity consideration of $183.4 million and $206.6 million under the No Redemptions and Maximum Redemptions scenarios, respectively, reflect the fair value of the Milk Members’ noncontrolling economic interest in Waldencast LP Common Units, which will be redeemable at the option of the holder of such units, and if such option is exercised, will be exchangeable, at the option of Waldencast plc, for an equal number of Waldencast plc Class A ordinary shares or cash (together with the cancellation of an equal number of shares of voting, Waldencast plc Non-Economic ordinary shares) into Waldencast plc Class A ordinary shares on a 1-for-1 basis. $10.7 million of total purchase consideration relates to the acceleration of equity awards for certain Milk executives. Of that amount, $2.1 million relates to equity awards with a performance component based on Milk’s value at Closing. The $2.1 million is based on the estimated achievement of performance objectives that will result in 33% of the objective achieved. As such, 33% of the awards were accelerated. The remaining 67% of the performance awards will be forfeited.
The following table depicts the sensitivity of the purchase price and resulting goodwill to Milk changes in the price of Waldencast plc Class A ordinary shares. The transaction accounting adjustments to goodwill may vary significantly due to volatility in the financial markets. See the section entitled “Risk Factors — Risks Related to the Business Combination and the Company” for more information about factors that may impact the price per share of the Waldencast plc Class A ordinary shares.
($ in thousands)		No Redemptions		Maximum Redemptions
Change in price per share of the Waldencast’s Ordinary Shares	Price per share	Estimated purchase price	Estimated goodwill	Estimated purchase price	Estimated goodwill
Increase of 10%	$11	$358,752	$189,779	$361,065	$192,092
As presented in pro forma	10	340,408	171,435	340,408	171,435
Decrease of 10%	9	322,064	153,091	319,751	150,778
Inventories: Milk utilizes contract manufacturers to source, manufacture, and package its products. Thus, Milk primarily holds finished goods inventory. The fair value of the finished goods was determined using the comparative sales method, which utilizes the actual or expected selling prices of finished goods to customers as a basis for determining fair market values of those finished goods.
Intangible Assets: The following describes intangible assets that may be identified that met either the separability criterion or the contractual-legal criterion described in ASC 805, and the anticipated valuation approach. The trademarks represent Milk’s increasing brand presence in the cosmetics and skincare market and is valued using a relief from royalty method. Formulations developed by Milk represent their proprietary formulas in their products, and they are upgraded every 3-5 years. The formulations are valued using the relief from royalty method. The customer/distributor relationships are mainly consisted of Milk’s relationship with Sephora, its key distributor. Sales directly to Sephora accounts for approximately 69% of gross revenue and sales indirectly to Sephora through major retailer distribution arrangements accounts for approximately 14% of gross revenue. The customer/distributor relationships are valued using the distributor method.
The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the Milk pro forma adjustments as any change in the deferred tax balance would be offset by an increase in the valuation allowance given that Milk has incurred cumulative losses in recent years.
($ in thousands, except for weighted average useful life)	Weighted average useful life (years)	Fair value	Amortization expense for the year ended December 31, 2021
Trade name/trademark	15	$126,000	$8,400
Formulations	6	1,500	250
Customer / distributor relationships	13	14,000	1,077
Reversal of historical balance and amortization	N/A	—	(14)
Total		$141,500	$9,713
Goodwill: Goodwill of $171.4 million represents the Company’s assembled workforce, as well as the future economic benefits arising from the results of the business combination that will enhance the Company’s products available to both new and existing customers, and increase the Company’s competitive position.
(F)
Reflects the reclassification of $345.1 million of Waldencast Class A ordinary shares subject to possible redemption from temporary equity to permanent equity and $99.3 million related to the settlement of Milk Preferred Units into additional paid in capital of the combined company.

(G)
Represents the elimination of the historical accumulated deficit of Obagi and Milk of $9.0 million and $79.8 million, respectively, into additional paid in capital of the combined company as part of the purchase accounting adjustments.

(H)	Reflects the settlement of Obagi’s historical equity into APIC of $4.0 million.
(I)
Represents the transaction accounting adjustments to record the noncontrolling interest in Milk LLC of $166.6 million under the No Redemptions scenario and $185.1 million (an additional $19.1 million adjustment) under the Maximum Redemptions scenario, which is calculated based on the noncontrolling interest percentages of 14.3% and 18.2% in the respective scenarios multiplied by the pro forma net assets of the combined company.

(J)	Represents the settlement of amounts due from officers of $0.8 million.
(K)	Represents the conversion of the Working Capital Loan into warrants.
(L)
Reflects the maximum redemption of 21,952,292 public shares for aggregate redemption payments of $219.6 million allocated to Class A ordinary shares and Additional Paid-In Capital using a par value $0.0001 per share and a redemption price of $10.00 per share, respectively. The maximum redemption was determined based on the funds available considering that the cash consideration paid to Obagi and Milk owners would be reduced by $52.5 million and $23.1 million, respectively, under the terms of the Business Combination Agreement.

(M)	Reflects the reduction of cash consideration paid to the sellers of Obagi and Milk under the maximum redemption scenario of $52.5 million and $23.1 million, respectively.
Note 5. Adjustments to Pro Forma Condensed Combined Statements of Operations
Explanations of the adjustments to the pro forma statement of operations are as follows:
(AA)	Represents the elimination of investment income related to the marketable securities held in the Trust Account.
(BB)
Reflects the total estimated transaction costs expensed as a part of the Business Combination in the statement of operations for the year ended December 31, 2021. Transaction costs are reflected as if incurred on January 1, 2021, the date the Business Combination is deemed to have occurred for the purposes of the unaudited pro forma condensed statement of operations.

(CC)
Reflects the estimated income tax effect of the pro forma adjustments. The tax effect of the pro forma adjustments was calculated using the historical statutory rates in effect for the periods presented. The tax effect does not reflect the income tax effects of the Milk pro forma adjustments as any deferred tax effect would be offset by an increase in the valuation allowance given that Milk has incurred cumulative losses in recent years. Transaction costs expected to be incurred in connection with the Business Combination have not been assessed for deductibility for income tax purposes and accordingly are assumed to be nondeductible for pro forma purposes.

(DD)
Reflects noncontrolling interest in Milk. For the year ended December 31, 2021, net loss attributable to noncontrolling interest was $9.8 million under the No Redemptions scenario and $12.5 million (an additional $2.7 million adjustment) under the Maximum Redemptions scenario.

(EE)
Obagi Worldwide will enter into the IP License Agreement with Obagi Hong Kong, which requires Obagi Hong Kong to pay Obagi a royalty of 5.5% on gross sales of licensed products and services, less taxes and refunded returns. This adjustment reflects royalty income of $1.4 million that would have been received for the year ended December 31, 2021.

(FF)
Reflects the incremental fair value of unvested equity awards that will roll over into equity awards of Waldencast. The fair value was measured and recorded using the Black-Scholes model using the assumed stock price of Waldencast shares at Closing of $10.00 and the exercise price of the original awards converted based on the contractual exchange ratios for the rollover.

(GG)
Reflects the incremental amortization expense and cost of goods sold related to the fair value adjustments for intangible assets and inventory for both Milk and Obagi. Refer to the tables below show the breakout of each of these adjustments:

Intangible Assets Adjustments
($ in thousands)	Amortization expense for the year ended December 31, 2021
Obagi
Trade name/trademark	$—
Licensing agreements	13,200
Formulations	1,000
Customer / distributor relationships	2,300
Reversal of historical amortization of intangible assets	(13,469)
Milk
Trade name/trademark	8,400
Formulations	250
Customer / distributor relationships	1,077
Reversal of historical amortization of intangible assets	(14)
Total	$12,744
Inventory Adjustments
($ in thousands)	Cost of goods sold for the year ended December 31, 2021
Milk	$ 7,993
Obagi	$ 6,217
Total	$14,210
(HH)	Represents the elimination of the fair value adjustment as Waldencast’s Forward Purchase Transaction liability will be settled in connection with the Business Combination.

Note 6. Pro Forma Earnings Per Share Information
As a result of the Business Combination, for the year ended December 31, 2021, both the pro forma basic and diluted number of shares are reflective of 109,800,724 Class A ordinary shares outstanding on a No Redemptions basis and 93,098,432 shares on a Maximum Redemptions basis.
	Year Ended December 31, 2021
(in thousands, except share data)	Assuming No Redemptions	Assuming Maximum Redemptions
Pro forma net loss attributable to Waldencast	$(58,980)	$(56,296)
Weighted average shares of Class A ordinary shares outstanding - basic and diluted	109,800,724	93,098,432
Net income (loss) per share – basic and diluted	$(0.54)	$(0.60)
Earnings per share (“EPS”) exclude warrants that would be anti-dilutive to pro forma EPS. Below is a summary of anti-dilutive instruments that were excluded from the pro forma EPS for the year ended December 31, 2021:
	Year Ended December 31, 2021
	Assuming No Redemptions	Assuming Maximum Redemptions
Public Warrants (IPO)	11,500,000	11,500,000
Private Placement Warrants (Founder)	5,933,333	5,933,333
Warrants (Sponsor Forward Purchase Agreement)	5,333,333	5,333,333
Warrants (3rd Party Forward Purchase Agreement)	5,766,666	5,766,666
Warrants (Working Capital Loan)(1)	1,000,000	1,000,000
(1)
During the year ended December 31, 2021, certain Waldencast officers and directors loaned Waldencast funds in the form of promissory notes for working capital needs. At Closing, the notes will be converted into warrants at a price of $1.50 per warrant. Such warrants will be identical to the Private Placement Warrants. The warrants have been reflected in the pro forma financial statements ( See adjustment K above). The warrants are anti-dilutive at Closing and do not impact dilutive EPS.

INFORMATION ABOUT WALDENCAST
Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to Waldencast prior to the consummation of the Business Combination.
A Letter from our Founders
Waldencast has at its core a set of beliefs that go beyond hard-nosed business and financial objectives. Paramount among these beliefs is the belief that our value transcends economic value: that we create value fundamentally by being, and enabling others to be, a force of good in the world. Our terrain is the business of beauty, the most beautiful of businesses. It is not only a simultaneously fun and intellectually fascinating business, but one that has meaning and purpose. One that helps fulfill profoundly human needs: self-worth, self-expression and self-confidence.
Our ambition is to build, over time, a global best-in-class beauty and wellness multi-brand platform by creating, nurturing and scaling the next generation of conscious, purpose-driven brands. Brands that marry purpose, art, beauty and design with industry and commerce to make the planet and the lives of those in it better.
We have entered a new era in the beauty industry, where the incumbents’ traditional sources of advantage are eroding as consumers challenge brands to venture beyond outdated notions of beauty and expect companies to build businesses that are more responsible, sustainable, and inclusive. Incumbents struggle today to adapt to this new world, weighed down by brands anchored on outdated values and asset-heavy infrastructures and organizations that delay reaction times to emerging trends, marketed via large advertising budgets allocated primarily to traditional media, and with a diminishing ability to dominate physical shelf space in retailers. This is propelling the rise of independent brands, as digital/social media is reshaping traditional marketing and product discovery, e-commerce is providing direct access to consumers and bypassing incumbents’ strength in traditional distribution channels, and an emerging global industry ecosystem of high-quality outsourced innovation, production and logistics that enables the market responsive, capital efficient, and asset-light structures of indie brands.
The attractive structural economics, long-term advantages, and business model sustainability of a multi-brand platform are evident to any keen observer of the beauty industry. Hence, we are not a single-brand company; we intend to build the next great house of brands in beauty—a house that preserves the independence and DNA of individual brands to ensure proximity to our customers, business agility, market responsiveness, and the entrepreneurial spirit and ownership mindset of our brand teams. All while creating the operational scale and intelligent synergies that result from the strength of a multi-brand platform with efficient capital allocation, back-office support, and rapid sharing of best practices to grow globally, far beyond what their single-brand resources and capabilities would allow.
Obagi and Milk Makeup are the perfect foundation for our platform. These are strong and complementary brands with a demonstrated ability to continually innovate and connect with their customers and communities in authentic and relevant ways, and with leadership positions in their respective highly attractive industry segments. Achieving the highest overall scores from U.S. providers in the 2020 Kline Perception and Satisfaction Survey,2 Obagi is the crown jewel of physician-dispensed brands in the dermo-cosmetic space, the highest-growth category in skin care. It is broadly recognized for its high quality products and strong sense of purpose. Milk Makeup is an innovative beauty brand amongst Gen-Z and a leader in clean beauty that has grown organically through a diverse and inclusive community and is known for its cultural relevance and iconic products. Following this foundational first step of integrating these two industry leaders, we intend to build a portfolio of beauty and wellness brands across categories, geographies, price points and commercialization models that will enable us to deliver consistent growth across a portfolio designed to withstand economic and category shifts.
Lastly, but crucially, is the culture of our company. Individuals that are part of Waldencast are driven as much by our ambition and the strength of the belief that we are building a fundamentally better way to run a business in the beauty and wellness space as we are by sharing our dreamer and maker values: entrepreneurship with operational rigor, ambition with humility, idealism with practicality, grit with kindness and vision with action. We have the spirit of a challenger, a disruptor, a game-changer. We are a start-up, and we intend to preserve the attitude and ethos of a start-up, regardless of our success.
And so, we start…
Michel Brousset Founder and CEO	Hind Sebti Founder and COO
[2]	2020 Physician Dispensed Skincare US Perception & Satisfaction Survey, Kline & Company.

Waldencast Acquisition Corp.	Waldencast Acquisition Corp.
General
Waldencast is a blank check company incorporated on December 8, 2020 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Although Waldencast is not limited to a particular industry or sector for purposes of consummating a business combination, Waldencast focuses on businesses in the beauty, personal care and wellness sectors, which complements Waldencast’s founders’ expertise. Waldencast has neither engaged in any operations nor generated any revenue to date. Based on Waldencast’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.
On March 18, 2021, Waldencast consummated the initial public offering of its units, with each unit consisting of one Waldencast Class A ordinary share and one-third of one public warrant. Simultaneously with the closing of the initial public offering, Waldencast completed the private sale of 5,933,333 private placement warrants, at a purchase price of $1.50 per private placement warrant, to the Sponsor generating gross proceeds to Waldencast of $8.9 million. The private placement warrants are identical to the warrants sold as part of the units in Waldencast’s initial public offering except that, so long as they are held by the Sponsor or its permitted transferees: (1) they will not be redeemable by Waldencast; (2) they (including the shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of Waldencast’s initial business combination; (3) they may be exercised by the holders on a cashless basis; and (4) they (including the shares issuable upon exercise of these warrants) are entitled to registration rights.
Following the closing of Waldencast’s initial public offering, a total of $345.0 million ($10.00 per unit) of the net proceeds from its initial public offering and the sale of the private placement warrants (inclusive of the partial exercise by the underwriters of the over-allotment option) were placed in the trust account. The proceeds held in the trust account may be invested by the trustee only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasury securities and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended. As of December 31, 2021, funds in the trust account totaled $345.1 million. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the Closing), (2) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Cayman Constitutional Documents to modify the substance or timing of Waldencast’s obligation to redeem 100% of the public shares if it does not complete a business combination by March 18, 2023 and (3) the redemption of all of the public shares if Waldencast is unable to complete a business combination by March 18, 2023 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law.
Effecting Waldencast’s Initial Business Combination
Fair Market Value of Target Business
The rules of Nasdaq require that Waldencast’s Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the trust account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions and taxes payable on the income earned on the trust account). Waldencast’s board of directors determined that this test was met in connection with the proposed Business Combination.
Shareholder Approval of Business Combination
Waldencast is seeking shareholder approval of the Business Combination at the extraordinary general meeting, at which shareholders may elect to redeem their shares, regardless of if or how they vote in respect of the Obagi Merger Proposal and the Milk Transaction Proposal, into their pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). Waldencast will consummate the Business Combination only if we have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Investment Amount and the Forward Purchase Amount actually received by Waldencast prior to or substantially concurrently with the Closing) of at least $5,000,001 upon such consummation and the Condition Precedent Proposals are approved. Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
The Sponsor and the Investor Directors have agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and the Investor Directors have agreed to, among other things, vote in favor of the Transaction Agreements and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Obagi Sponsor Support Agreement and the Milk Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and Investor Directors own 20% of the issued and outstanding ordinary shares.
At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, Obagi, Milk or our or their respective directors, officers, advisors or respective Affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of Waldencast’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Obagi, Milk or our or their respective directors, officers, advisors, or respective Affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Obagi Merger Proposal, the Milk Transaction Proposal, Organizational Documents Proposals B and C, the Stock Issuance Proposal, the Milk Issuance Proposal, the Incentive Award Plan Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of a majority of the Waldencast Class B ordinary shares, such holders being the Sponsor and the Investor Directors, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Director Election Proposal, (3) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and each of Organizational Documents Proposals A and D, (4) satisfaction of the Minimum Cash Conditions, (5) otherwise limiting the number of public shares electing to redeem and (6) Waldencast’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Investment Amount and the Forward Purchase Amount actually received by Waldencast prior to or substantially concurrently with the Closing) being at least $5,000,001. However, any public shares purchased by the Sponsor or any of its affiliates pursuant to such share purchases or other transactions will not be voted in favor of any of the Condition Precedent Proposals.
Liquidation if No Business Combination
If Waldencast has not completed the Business Combination with Obagi and Milk by March 18, 2023, and has not completed another business combination by such date, in each case, as such date may be extended pursuant to Waldencast’s Cayman Constitutional Documents, Waldencast will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible, but not more than 10 business days thereafter, redeem the 34,500,000 public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $0.1 million of interest to pay dissolution expenses and which interest will be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of Waldencast’s remaining shareholders and its board of directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
The Sponsor has entered into a letter agreement with Waldencast, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to their Waldencast Class B ordinary shares if Waldencast fails to complete its business combination within the required time period. However, if the Sponsor owns any public shares, they will be entitled to liquidating distributions from the trust account with respect to such public shares if Waldencast fails to complete its business combination within the allotted time period.
The Sponsor and Waldencast’s directors and officers have agreed, pursuant to a written agreement with Waldencast, that they will not propose any amendment to the Cayman Constitutional Documents (A) to modify the substance or timing of Waldencast’s obligation to allow for redemption in connection with Waldencast’s initial business combination or to redeem 100% of its public shares if it does not complete its business combination by March 18, 2023, or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless Waldencast provides its public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest will be net of taxes payable), divided by the number of then outstanding public shares. However, Waldencast may not redeem its public shares in an amount that would cause our net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Investment Amount and the Forward Purchase Amount actually received by Waldencast prior to or substantially concurrently with the Closing) to be less than $5,000,001 following such redemptions.
Waldencast expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts held outside the trust account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing Waldencast’s plan of dissolution, to the extent that there is any interest accrued in the trust account not required to pay taxes, Waldencast may request the trustee to release to us an additional amount of up to $0.1 million of such accrued interest to pay those costs and expenses.
The proceeds deposited in the trust account could, however, become subject to the claims of Waldencast’s creditors, which would have higher priority than the claims of Waldencast’s public shareholders. Waldencast cannot assure you that the actual per-share redemption amount received by public shareholders will not be substantially less than $10.00. See the section entitled “Risk Factors — Risks Related to the Business Combination and the Company — If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price per unit in our initial public offering)” and other risk factors contained herein. While Waldencast intends to pay such amounts, if any, Waldencast cannot assure you that Waldencast will have funds sufficient to pay or provide for all creditors’ claims.
Although Waldencast will seek to have all suppliers, service providers (other than Waldencast’s independent auditors), prospective target businesses and other entities with which Waldencast does business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of Waldencast’s public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against Waldencast’s assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, Waldencast’s management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.
Examples of possible instances where Waldencast may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where Waldencast is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of Waldencast’s public shares, if Waldencast has not completed Waldencast’s initial business combination within the required time period, or upon the exercise of a redemption right in connection with Waldencast’s business combination, Waldencast will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. In order to protect the amounts held in the trust account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than Waldencast’s independent auditors) for services rendered or products sold to us, or a prospective target business with which Waldencast has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under Waldencast’s indemnity of the underwriters of Waldencast’s initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. Waldencast has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and Waldencast believes that the Sponsor’s only assets are securities of Waldencast and, therefore, the Sponsor may not be able to satisfy those obligations. None of Waldencast’s directors or officers will indemnify us for claims by third parties, including, without limitation, claims by suppliers and prospective target businesses.
In the event that the proceeds in the trust account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, Waldencast’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Waldencast currently expects that its independent directors would take legal action on Waldencast’s behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that Waldencast’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, Waldencast cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than $10.00 per share. See the section entitled “Risk Factors — Risks Related to the Business Combination and the Company — If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price per unit in our initial public offering)” and other risk factors contained herein.
Waldencast will seek to reduce the possibility that the Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all suppliers, service providers (other than Waldencast’s independent auditors), prospective target businesses and other entities with which Waldencast does business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. The Sponsor will also not be liable as to any claims under Waldencast’s indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act.
If Waldencast files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable insolvency law, and may be included in Waldencast’s insolvency estate and subject to the claims of third parties with priority over the claims of Waldencast’s shareholders. To the extent any insolvency claims deplete the trust account, Waldencast cannot assure you Waldencast will be able to return $10.00 per share to Waldencast’s public shareholders. Additionally, if Waldencast files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable transfer. As a result, a bankruptcy court could seek to recover some or all amounts received by Waldencast’s shareholders. Furthermore, Waldencast’s board of directors may be viewed as having breached its fiduciary duty to Waldencast’s creditors or may have acted in bad faith, and thereby exposing itself and us to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. Waldencast cannot assure you that claims will not be brought against us for these reasons. See the section entitled “Risk Factors — Risks Related to the Business Combination and the Company — If, after we distribute the proceeds in the trust account to our public shareholders, Waldencast files a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties, thereby exposing the members of our board of directors and us to claims of damages.”
Waldencast’s public shareholders will be entitled to receive funds from the trust account only upon the earliest to occur of: (1) Waldencast’s completion of an initial business combination, and then only in connection with those Waldencast Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein; (2) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of Waldencast’s obligation to allow redemption in connection with Waldencast’s initial business combination or to redeem 100% of the public shares if Waldencast does not complete Waldencast’s initial business combination by March 18, 2023, or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (3) the redemption of the public shares if Waldencast has not completed an initial business combination by March 18, 2023, subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. Holders of Waldencast warrants will not have any right to the proceeds held in the trust account with respect to the Waldencast warrants.
Facilities
Waldencast currently maintains its executive offices at 10 Bank Street, Suite 560, White Plains, NY 10606. The cost for this space is included in the $0.01 million per month fee that Waldencast pays an affiliate of the Sponsor for office space, administrative and support services. Waldencast considers its current office space adequate for Waldencast’s current operations.
Upon consummation of the Business Combination, the principal executive offices of Waldencast plc will be located at 10 Bank Street, Suite 560, White Plains, NY 10606.
Employees
Waldencast currently has three officers and does not intend to have any full-time employees prior to the completion of Waldencast’s initial business combination. Members of Waldencast’s management team are not obligated to devote any specific number of hours to Waldencast’s matters but they intend to devote as much of their time as they deem necessary to Waldencast’s affairs until Waldencast has completed Waldencast’s initial business combination. However, Waldencast’s board of directors has implemented guidelines, pursuant to which, unless and until Waldencast and Waldencast Ventures merge or otherwise become affiliated entities, certain of Waldencast’s directors and officers will allocate their monthly average working time as follows: Mr. Brousset and Mr. Festetics will spend on average at least 90% of their monthly average working time providing services to Waldencast and Ms. Sebti will spend at least 80% of her monthly average working time providing services to Waldencast. The amount of time that any members of Waldencast’s management team will devote in any time period will vary based on whether a target business has been selected for Waldencast’s initial business combination and the current stage of the Business Combination process.
Competition
If Waldencast succeeds in effecting the Business Combination, there will be, in all likelihood, significant competition from Obagi’s and Milk’s competitors. Waldencast cannot assure you that, subsequent to the Business Combination, Waldencast plc will have the resources or ability to compete effectively. Information regarding Waldencast plc’s competition is set forth in the sections entitled “Information about Obagi — Competition” and “Information about Milk — Competition.”

Directors and Executive Officers
Waldencast’s current directors and officers are as follows:
Name	Age	Title
Michel Brousset	49	Chief Executive Officer and Director
Felipe Dutra	56	Executive Chairman of the Board of Directors
Tassilo Festetics[2]	43	Chief Financial Officer and Chief Technology Officer
Hind Sebti[3]	42	Chief Operating Officer
Sarah Brown	58	Director
Aaron Chatterley	55	Director
Juliette Hickman	47	Director
Lindsay Pattison	47	Director
Cristiano Souza	46	Director
Zack Werner	35	Director
2
On April 18, 2022, Tassilo Festetics notified Waldencast of his intention to resign from his role as Chief Financial and Technology Officer and the principal financial officer of Waldencast. Mr. Festetics will continue to serve as Waldencast’s Chief Financial and Technology Officer and the principal financial officer for a transition period to be agreed upon with Waldencast, while a search for a permanent successor is under way.

3
On April 22, 2022, Hind Sebti, Waldencast’s current Chief Operating Officer, was appointed as Chief Growth Officer of Waldencast, effective the Closing date. Ms. Sebti has served as the Company’s Chief Operating Officer since 2021 and will continue in this role in addition to serving as the Chief Growth Officer.

Michel Brousset has been a director and the Chief Executive Officer of Waldencast since January 2021. Mr. Brousset has more than 25 years of experience leading, operating and building global brands at L’Oréal (PAR: OR) and Procter & Gamble (NYSE: PG) where he worked to launch and build iconic brands across multiple geographies. Most recently, Mr. Brousset founded Waldencast Ventures LP (“Waldencast Ventures”), a holding company and investment vehicle, in 2019 and has been the Chief Executive Officer since its inception. Waldencast Ventures partners with, creates, incubates and accelerates next-generation and early-stage beauty and wellness brands. Mr. Brousset has led investments in the current and former Waldencast Ventures portfolio companies.
Prior to founding Waldencast Ventures, Mr. Brousset was the Group President of L’Oréal’s Consumer Products Division in North America from July 2016 to April 2019. In this role, Mr.  Brousset managed each of the Presidents of key L’Oréal brands and the Presidents and cross-functional teams of L’Oréal Canada CPD and L’Oréal Caribe, as well as the heads of supply chain, finance, human resources (“HR”), information technology (“IT”), legal, research and development (“R&D”) and consumer and market intelligence (“CMI”). As the Group President of L’Oréal’s Consumer Products Division in North America, Mr. Brousset led multiple strategic initiatives and acquisitions
Additionally, Mr. Brousset was the Chief Executive Officer and Managing Director of L’Oréal U.K. & Ireland between July 2013 and July 2016, where he managed a broad portfolio of brands and all the divisions of L’Oréal for the U.K. and Ireland. In addition, he managed across all functional areas including supply chain, finance, HR, IT, CMI, legal and regulatory. Mr.  Brousset also spent nearly 14 years at Procter & Gamble in various marketing and brand management roles across North America and Western Europe.
Mr. Brousset currently serves as Chairman of the board of directors of Kjaer Weis and as a member of the board of directors of several Waldencast Ventures portfolio companies. Waldencast’s board of directors has implemented guidelines, pursuant to which, unless and until Waldencast and Waldencast Ventures merge or otherwise become affiliated entities, Mr. Brousset will spend on average at least 90% of his monthly average working time providing services to Waldencast, such that a maximum of 10% may be spent to provide services to Waldencast Ventures. Mr. Brousset holds a B.S. in Economics from the Universidad del Pacífico in Peru and an M.B.A. from the University of North Carolina - Kenan-Flagler Business School.
Felipe Dutra has been a director and Executive Chairman of Waldencast since January 2021. Mr. Dutra served as the Chief Financial Officer at Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE:  ANH) from January 2005 to April 2020. As CFO of AmBev, Mr. Dutra led large-scale acquisitions with transaction values exceeding $100.0 billion, as well as numerous buyouts of smaller breweries, and oversaw the initial public offering of Budweiser APAC (HKG: 1876) on the Hong Kong Stock Exchange. In addition to serving as the Chief

Financial Officer, Mr. Dutra also served as the Chief Technology Officer from 2014 until 2020 to lead the company’s adoption of digital technology and implementation of data analytics. In this capacity, Mr. Dutra drove the creation of AB InBev’s technology function by building capabilities to enable digital transformation while creating a network of service centers globally.
Mr. Dutra started his career at Aracruz Celulose, a Brazilian manufacturer of pulp and paper products. Mr. Dutra has been a member of the board of directors of AmBev (BOVESPA: ABEV) (NYSE: ABEV) since January 2005 and served as a member of the board of directors of Grupo Modelo from December 2010 to June 2013 and Budweiser APAC from September 2019 to June 2020. He holds a degree in Economics from Candido Mendes University and an M.B.A. from Universidade de São Paulo in Brazil.
Tassilo Festetics has been the Chief Financial Officer and Chief Technology Officer of Waldencast since August 2021. Mr. Festetics was previously employed by Anheuser-Busch Inbev (ABI), where he was a General Partner at the Growth Equity fund of ZX Ventures, the venture fund at ABI. Mr. Festetics served as Chief Financial Officer of ABI’s Asia Pacific. division from 2015 until 2017. Mr. Festetics served as Global VP of Technology from 2017 until 2020. where he oversaw the company-wide agenda for the company’s technology, analytics and shares services footprint. Mr. Festetics is also a member of the board of directors of the Leila Janah Foundation and the beauty brand LXMI.
Additionally, Mr. Festetics serves as Chief Financial Officer of Waldencast Ventures. Waldencast’s board of directors has implemented guidelines, pursuant to which, unless and until Waldencast and Waldencast Ventures merge or otherwise become affiliated entities, Mr. Festetics will spend on average at least 90% of his monthly average working time providing services to Waldencast, such that a maximum of 10% may be spent to provide services to Waldencast Ventures. Mr. Festetics holds a Master’s degree in genetic engineering from the University of Vienna.
Hind Sebti has been the Chief Operating Officer of Waldencast since February 2021. Ms. Sebti has more than 20 years of experience leading and managing beauty brands across multiple categories and stages during her tenures at L’Oréal (PAR: OR) and Procter & Gamble (NYSE: PG). Ms. Sebti co-founded Waldencast Ventures alongside Mr. Brousset in 2019. Ms. Sebti brings in-depth knowledge and understanding of the beauty industry as well as consumer insights to identify and invest in the next-generation beauty brands. Importantly, Ms. Sebti plays a key role in helping portfolio brands scale, leveraging her extensive multi-category and brand management experience. Since January 2020, Ms. Sebti has also served as Chief Executive Officer of Waldencast Brands, a subsidiary of Waldencast Ventures, to incubate and commercialize new brands. Specifically, Ms. Sebti leads the brand creation process, with a focus on creative and operational optimization, through all stages from conception and product development to go-to-market strategy. Waldencast’s board of directors has implemented guidelines, pursuant to which, unless and until Waldencast and Waldencast Ventures merge or otherwise become affiliated entities, Ms. Sebti will spend on average at least 80% of her monthly average working time providing services to Waldencast, such that a maximum of 20% may be spent to provide services to Waldencast Ventures.
Prior to Waldencast Ventures, Ms. Sebti held various leadership positions at L’Oréal from April 2013 to December 2018. She was the General Manager for Maybelline and Essie in the United Kingdom from July 2017 to December 2018. She also held the position of General Manager of professional haircare brands Redken, Pureology and Mizani from September 2015 to July 2017. where she focused on digitalization and consumer centricity to drive growth. Ms. Sebti began her tenure at L’Oréal as the Marketing Director of L’Oréal Paris and Consumer Division Category Director. Prior to L’Oréal, Ms. Sebti held various Business Leader and Brand Manager positions at Procter & Gamble in the U.K., Ireland and France across brands such as Olay Skin Care and Gillette Venus from January 2002 to March 2013. Ms. Sebti serves as a member of the board of directors of Cosmetic Executive Women U.K. and holds a Master’s Degree in Industrial Engineering from The National Institute of Applied Science of Lyon.
Sarah Brown has been an independent director of Waldencast since March 2021. Ms. Brown’s work brings together the worlds of business, philanthropy, non-profit activism, and youth campaigning. She is the Chair of Theirworld, a global children’s charity dedicated to ending the global education crisis. She also serves as the Executive Chair of the Global Business Coalition for Education. She is the Chief Executive Officer of the Office of Gordon and Sarah Brown established in 2010 after Gordon Brown’s premiership ended in the U.K. Ms. Brown also serves as a Non-Executive Director of Harrods Group Holdings Ltd. Ms. Brown is the author of Behind the Black Door, a personal memoir. She holds a Bachelor’s of Science degree in Psychology from the University of Bristol. Ms. Brown was awarded fellowship from the Royal College of Obstetricians and Gynecologists and of the Royal College of Pediatrics and Child Health.

Aaron Chatterley has been an independent director of Waldencast since December 2021 and upon consummation of the Business Combination, will serve as an independent director of the Waldencast plc Board. Mr. Chatterley founded the web development company SP New Media in 1996, where he served as the Chief Executive Officer until selling the company in 2000. In 2005, Mr. Chatterley co-founded the online beauty retailer, feelunique, where he served as the Chief Executive Officer until April 2014. Mr. Chatterley led the partial sale of feelunique to Palamon Capital Partners in December 2012, as well as the sale of feelunique to LVMH/Sephora in September 2021. In addition, since 2016 Mr. Chatterley has served as a Non-Executive Director of Digital Jersey, an economic development agency, and currently serves as an audit and risk committee member. Mr. Chatterley also serves as an Ambassador for The Prince’s Trust Women Supporting Women, a youth charity organization.
Juliette Hickman has been an independent director of Waldencast since March 2021. Ms. Hickman is a former investment analyst and investor at Capital World Investors, part of The Capital Group Companies. She joined The Capital Group in 1998 and held the role of investment analyst and investor initially focusing on the Global Beverage industry until 2020. Ms. Hickman has served as an independent director for Montanya Distillers since 2019 and an independent director for Keurig Dr. Pepper since January 2021. Ms. Hickman holds a Bachelor’s of Arts degree in Politics and Public Administration from the Nottingham Trent University.
Lindsay Pattison has been an independent director of Waldencast since March 2021. Ms. Pattison has years of experience in the fields of marketing, advertising and business-transformation. She was appointed in 2018 as the global Chief Client Officer at WPP PLC, a leading marketing services organization. Previously, Ms. Pattison was GroupM’s, and then WPP’s, Chief Transformation Officer. She was the Global Chief Executive Officer of Maxus, a WPP media agency, from 2014 until 2021. Her experience also includes roles at Young and Rubicam and PHD Media, as well as a client-side role with Sony Ericsson. She serves on the board of directors at the communications company Chime Ltd and at the international design agency Design Bridge. She served twice on the WEF Global Agenda Council on the Future of Media. As a passionate and vocal campaigner for gender equality, she launched ‘Walk the Talk’, an initiative to help senior women at Maxus to thrive and make progress in their careers — a program now adopted globally by WPP. She sits on WPP’s Inclusion Council and Risk Committee. Ms. Pattison holds a Bachelor’s of Arts in English Literature from the University of Stirling and completed the TLC Leaders Program, a leadership course delivered by members of the faculty of Harvard Business School.
Cristiano Souza has been a director of Waldencast since January 2021. Mr. Souza is a senior partner at Dynamo Capital LLP (“DCL”). Based out of the United Kingdom, DCL is the investment advisor of the Dynamo Fund, an investment fund focused on long-term equity investments. In addition to providing capital, DCL also collaborates with portfolio companies to help find ways to add and maximize value over time.
Mr. Souza is also a partner at Dynamo Administração de Recursos (“DAR”), a Brazilian investment manager established in 1993 focused on long-term equity investments in Brazil. Mr. Souza joined DAR in 1994 and was involved in its investing activities until 2014 when he relocated to the United Kingdom to focus on the investment advisory of Dynamo Fund. Mr. Souza holds a Bachelor’s degree in Economics from Candido Mendes University in Rio de Janeiro.
Zack Werner has been an independent director of Waldencast since March 2021. Mr. Werner is the founder of The Maze Group, a highly technical strategic consultancy focused on data architecture and driving growth through digital marketing. In 2016, Mr. Werner founded The Maze Group. Maze partners with private equity owned and public clients such as LVMH, HelloFresh, JC Penney, General Electric, and Pat McGrath Labs to optimize customer acquisition, conversion rate, and retention as well as provide strategies around technology platform and infrastructure transformation. The Maze Group also partners with private equity clients to co-invest in consumer companies. Mr. Werner also started his career at Universal Music Group from 2011 until 2013, where he focused on digital distribution deals, customer relationship management and integrated marketing systems. In addition, in 2017, Mr. Werner became an advisor for Stadium Goods, a sneaker and streetwear marketplace, to oversee e-commerce and growth.
Number, Terms of Office and Appointment of Directors and Officers
Waldencast’s board of directors consists of eight members. Prior to Waldencast’s initial business combination, holders of Waldencast’s founder shares have the right to appoint all of our directors and remove members of the board of directors for any reason, and holders of Waldencast’s public shares do not have the right to vote on the appointment of directors during such time. These provisions of our Cayman Constitutional Documents may only be amended by a special resolution passed by a majority of at least 90% of Waldencast’s ordinary shares attending and voting in a general meeting. Each of Waldencast’s directors will hold office for a two-year term. Subject to any other special rights applicable to the shareholders, any vacancies on Waldencast’s board of directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of Waldencast’s board of directors or by a majority of the holders of Waldencast’s ordinary shares (or, prior to Waldencast’s initial business combination, holders of Waldencast’s founder shares).
Waldencast’s officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Waldencast’s board of directors is authorized to appoint persons to the offices set forth in the Cayman Constitutional Documents, as it deems appropriate. The Cayman Constitutional Documents provide that Waldencast’s officers may consist of a Chairman, a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer and such other offices as may be determined by the board of directors.
Director Independence
The rules of Nasdaq require that a majority of Waldencast’s board of directors be independent within one year of our initial public offering. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.
Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, and the listing standards of Nasdaq. In addition, members of Waldencast’s compensation committee and nominating and corporate governance committee must also satisfy the independence criteria set forth under the listing standards of Nasdaq.
Waldencast’s board has determined that each of Ms. Brown, Ms. Hickman, Ms. Pattison and Mr. Werner is an “independent director” under applicable SEC and Nasdaq listing standards.
Waldencast’s independent directors have regularly attended Waldencast scheduled meetings at which only independent directors are present.
Executive Officer and Director Compensation
None of Waldencast’s directors or executive officers have received any cash compensation for services rendered to Waldencast. Commencing on March 16, 2021, through the earlier of the consummation of Waldencast’s initial business combination and Waldencast’s liquidation, Waldencast accrues an obligation to an affiliate of the Sponsor a total of $0.01 million per month for office space, administrative and support services. The Sponsor, Waldencast’s directors and executive officers, or any of their respective affiliates are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. As of December 31, 2021, Waldencast’s officers and directors and their affiliates are entitled to approximately $1.5 million in reimbursable out-of-pocket expenses. Waldencast’s audit committee reviews on a quarterly basis all payments that were made by Waldencast to the Sponsor, directors, executive officers or Waldencast’s or any of their respective affiliates.
Waldencast is not party to any agreements with its directors or officers that provide for benefits upon termination of employment. The existence or terms of any such employment or consulting arrangements may influence Waldencast’s management’s motivation in identifying or selecting a target business and Waldencast does not believe that the ability of its management to remain with it after the consummation of its initial business combination should be a determining factor in its decision to proceed with any business combination.
Legal Proceedings
On February 17, 2022, Waldencast received a demand on behalf of purported Waldencast shareholder Pedro Petersen (the “Petersen Demand”). In addition, on March 10, 2022, Waldencast received a demand on behalf of purported Waldencast shareholder Matthew Whitfield (the “Whitfield Demand”). On March 16, 2022, Waldencast received a demand on behalf of purported Waldencast shareholder Jeffrey D. Justice, II (the “Justice Demand” and, together with the Petersen Demand and the Whitfield Demand, the “Demands”). The Demands allege the proxy statement/prospectus forming part of the registration statement on Form F-4 that Waldencast filed with the SEC on February 14, 2022 omits material information or contains disclosure deficiencies that prejudice Waldencast shareholders’ ability to make a fully informed decision with respect to the proposed Business Combination. The Demands request that Waldencast disseminate additional disclosures promptly or prior to the shareholder vote with respect to the proposed Business Combination. Waldencast believes these claims lack merit.
Periodic Reporting and Audited Financial Statements
Waldencast has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, Waldencast’s annual report for the year ended December 31, 2020 contain financial statements audited and reported on by Waldencast’s independent registered public accounting firm.

WALDENCAST’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
References in this proxy statement/prospectus to “we,” “us” or the “Company” refer to Waldencast Acquisition Corp. References to our “management” or our “management team” refer to our officers and directors, and references to the “Sponsor” refer to Waldencast Long-Term Capital LLC. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.
Special Note Regarding Forward-Looking Statements
This proxy statement/prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this proxy statement/prospectus including, without limitation, statements in this “Waldencast’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding Waldencast’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements. Such forward-looking statements relate to future events or future performance, but reflect management’s current beliefs, based on information currently available. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, please refer to the Risk Factors section of this proxy statement/prospectus. Our other securities filings can be accessed on the EDGAR section of the SEC’s website at www.sec.gov. Except as expressly required by applicable securities law, Waldencast disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.
Overview
We are a blank check company incorporated in the Cayman Islands on December 8, 2020 formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We intend to effectuate a business combination using cash derived from the proceeds of the initial public offering and the sale of the private placement warrants, our shares, debt or a combination of cash, shares and debt.
We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete the Business Combination or another business combination will be successful.
Recent Developments - Obagi and Milk Business Combinations
Obagi Merger Agreement and Related Agreements
On November 15, 2021, Waldencast entered into the Obagi Merger Agreement, by and among Waldencast, Merger Sub and Obagi.
The Obagi Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur:
(i)
at the closing of the transactions contemplated by the Obagi Merger Agreement, upon the terms and subject to the conditions of the Obagi Merger Agreement and in accordance with the Cayman Act Merger Sub will merge with and into Obagi, the separate corporate existence of Merger Sub will cease and Obagi will be the surviving company and an indirect wholly owned subsidiary of Waldencast;

(ii)
as a result of the Obagi Merger, among other things, each share of common stock of Obagi that is issued and outstanding immediately prior to the effective time of the Merger (other than in respect of Excluded Shares (as defined in the Obagi Merger Agreement)) will be cancelled and converted into the right to receive (i) an amount in cash equal to (A) the Obagi Cash Consideration, subject to substitution for Obagi Stock Consideration based on the amount of cash available to Waldencast at the Closing , taking into account, among other things, the level of shareholder redemptions, divided by (B) the number of Aggregate Fully Diluted Obagi Common Shares, and (ii) a number of shares of Obagi Common Stock equal to (A) the Obagi Stock Consideration divided by (B) the number of Aggregate Fully Diluted Obagi Common Shares; and
(iii)	upon the effective time of the Domestication, Waldencast will immediately be renamed “Waldencast plc”.
For more information on the Obagi Merger Agreement see the section entitled “BCA Proposal — Obagi Merger Proposal” in this proxy statement/prospectus.
Milk Equity Purchase Agreement
On November 15, 2021, Waldencast entered into the Milk Equity Purchase Agreement, by and among Waldencast , Obagi Holdco 1, Waldencast Partners LP, Milk, Milk Members, and the Equityholder Representative.
The Milk Equity Purchase Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur:
(i)
at the Milk Closing, upon the terms and subject to the conditions of the Milk Equity Purchase Agreement, the Milk Purchasers will acquire from the Milk Members and the Milk Members will sell to the Milk Purchasers all of the issued and outstanding Milk Membership Units in exchange for the Milk Cash Consideration and the Milk Equity Consideration, which consist of limited partnership units of Waldencast LP that, in the case of such units issued as part of, or in respect of, the Milk Equity Consideration, are redeemable at the option of the holder of such units and, if such option is exercised, exchangeable at the option of Waldencast plc for Waldencast plc Class A ordinary shares or cash in accordance with the terms of the Amended and Restated Waldencast Partners LP Agreement, and the Waldencast plc Non-Economic ordinary shares;

(ii)
as a result of the Milk Transaction, among other things, (i) Holdco 1 will purchase from the Milk Members a percentage of the outstanding membership units in exchange for the Milk Cash Consideration and the Waldencast plc Non-Economic ordinary shares equal to the Milk Equity Consideration and (ii) Waldencast LP will purchase from the Milk Members the remainder of the outstanding membership units in exchange for the Milk Equity Consideration; and

(iii)	upon the effective time of the Domestication, Waldencast will immediately be renamed “Waldencast plc.”
Immediately following consummation of the Milk Transaction, (i) Holdco 1 will contribute its equity interest in (a) Milk to Waldencast LP in exchange for limited partnership units in Waldencast LP and (b) Holdco 2 in exchange for limited partnership units in Waldencast LP. The combined company will be organized in an “Up-C” structure, in which the equity interests of Obagi and Milk will be held by Waldencast LP. Waldencast plc will in turn hold its interests in Obagi and Milk through Waldencast LP and Holdco 1. For more information on the Milk Equity Purchase Agreement see the section entitled “BCA Proposal — Milk Transaction Proposal” in this proxy statement/prospectus.
Prior to the Milk Closing, subject to the approval of Proposal 3 by Waldencast’s shareholders, and in accordance with the Cayman Act, the “Jersey Companies Law and Waldencast’s amended and restated memorandum and articles of association, Waldencast will effect a deregistration under the Cayman Act and a domestication under Part 18C of the Jersey Companies Law (by means of filing a memorandum and articles of association with the Registrar of Companies in Jersey), pursuant to which the Company’s jurisdiction of incorporation will be changed from the Cayman Islands to Jersey.
In connection with the Domestication, (i) each of the then issued and outstanding Waldencast Class A ordinary shares, par value $0.0001 per share, of the Company, will convert automatically, on a one-for-one basis, into an ordinary share of common stock, par value $0.0001 per share, of Waldencast plc Class A ordinary shares (ii) each of the then issued and outstanding Waldencast Class B ordinary shares, par value $0.0001 per share, of the Company, will convert automatically, on a one-for-one basis, into a Waldencast plc Class A ordinary shares , (iii) each then issued and outstanding warrant will convert automatically into a warrant to acquire one Waldencast Class A ordinary share, pursuant to the Warrant Agreement, dated March 15, 2021, between the Company and Continental, as warrant agent, and (iv) each then issued and outstanding unit of the Company shall be cancelled and will entitle the holder thereof to one Waldencast plc ordinary share and one-third of one Waldencast plc warrant. For more information on the Milk Equity Purchase Agreement see the section entitled “Domestication “ in this proxy statement/prospectus.

On November 15, 2021, the Company entered into the Obagi Sponsor Support Agreement, by and among the Sponsor, Obagi, Waldencast and the Investor Directors, pursuant to which the Sponsor and the Investor Directors agreed to, among other things, vote in favor of the Obagi Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Obagi Sponsor Support Agreement.
On November 15, 2021, the Company entered into the Milk Sponsor Support Agreement, by and among the Sponsor, the Equityholder Representative, Waldencast and the Investor Directors , pursuant to which the Sponsor and the Investor Directors agreed to, among other things, vote in favor of the Milk Equity Purchase Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Milk Sponsor Support Agreement.
On November 15, 2021, the Company also entered into the Stockholder Support Agreement, by and among Waldencast , Obagi and Cedarwalk. Pursuant to the Stockholder Support Agreement, Cedarwalk agreed to, among other things, within two (2) business days after the Registration Statement is declared effective by the SEC and delivered or otherwise made available to Waldencast shareholders, execute and deliver the Written Consent with respect to the outstanding ordinary shares of Obagi held by Cedarwalk adopting the Obagi Merger Agreement and related transactions and approving the Business Combination.
For more information on these related agreements, please see the section of this proxy statement/prospectus entitled “BCA Proposal — Related Agreements to the Obagi Merger and Milk Transaction.”
Results of Operations
We have neither engaged in any operations nor generated any operating revenues to date. Our only activities for the period from December 8, 2020 (inception) through December 31, 2021 were organizational activities and those necessary to prepare for the initial public offering, the search for a prospective initial business combination, and the negotiation and execution of the proposed Obagi Merger Agreement and Milk Equity Purchase Agreement. We do not expect to generate any operating revenues until after the completion of a Business Combination. We expect to generate non-operating income in the form of interest income on marketable securities held after the initial public offering. We expect that we will incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with searching for, and completing, the Business Combination.
For the year ended December 31, 2021, we had a net loss of $14,427,685, which consisted of operating costs of $9,133,011, a non-cash charge for offering expenses related to issuance of warrants of $719,201, offset by a non-cash change in fair value of warrant derivative liabilities and FPA liabilities of $2,963,666 and $1,665,000, respectively, and interest income from operating bank account of $1,146, and interest income on marketable securities held in the Trust Account of $52,047.
For the period from December 8, 2020 (inception) through December 31, 2020, we had a net loss of $10,951, which consisted of operating costs of $10,951.
Liquidity and Capital Resources
On March 18, 2021, we consummated the initial public offering of 34,500,000 units, at $10.00 per unit, generating gross proceeds of $345.0 million, which is discussed in Note 3. Simultaneously with the closing of our initial public offering, Waldencast consummated the sale of 5,933,333 warrants , at a price of $1.50 per private placement warrant, which is discussed in Note 4 in the Financial Statements.
Following the initial public offering and the sale of the warrants, a total of $345.0 million was placed in the Trust Account. We incurred $20,169,599 in transaction costs, including $6.9 million of underwriting fees, $12,075,000 of deferred underwriting fees and $1,194,599 of other costs.
For the year ended December 31, 2021, cash used in operating activities was $815,682. Net loss of $14,427,685 was affected by non-cash changes in the deferred legal fees of $8,186,101, the fair value of warrant derivative liabilities, and FPA liabilities of $2,963,666 and $1,665,000, respectively, and offering costs related to warrant issuance of $719,201, and interest earned on marketable securities held in the Trust Account of $52,047. Changes in current assets and liabilities provided $130,082 of cash for operating activities.
As of December 31, 2021, we had marketable securities held in the Trust Account of $345,052,047. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account, which interest shall be net of taxes payable and excluding deferred underwriting commissions, to complete the Business Combination. We may withdraw interest from the Trust Account to pay taxes, if any. Through December 31, 2021, we did not withdraw any interest earned on the Trust Account to pay our taxes. To the extent that our share capital or debt is used, in whole or in part, as consideration to complete a business combination (including the proposed Business Combination), the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.
As of December 31, 2021, we had cash of $1,503,768 and working capital of $1,340,636. We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, structure, negotiate and complete a business combination (including the proposed Business Combination).
In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. On October 28, 2021, the Sponsor funded $1.5 million to us. If we complete a business combination, we may repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that a business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment. Up to $1.5 million of such loans may be convertible into warrants, at a price of $1.50 per warrant, at the option of the lender. The warrants would be identical to the private placement warrants.
We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to complete our business combination or because we become obligated to redeem a significant number of our public shares upon completion of our business combination, in which case we may issue additional securities or incur debt in connection with such business combination.
Going Concern
We anticipate that the $1,503,768 of cash held by Waldencast outside of the Trust Account as of December 31, 2021, will be sufficient to allow us to operate for the remainder of the Combination Period (as defined below). Until consummation of its Business Combination, we will be using the funds not held in the Trust Account, and any additional Working Capital Loans from the initial shareholders, our officers and directors, or their respective affiliates, or other third parties, for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the Business Combination.
We do not believe we will need to raise additional funds in order to meet the expenditures required for operating the business. However, if our estimates of the costs of undertaking in-depth due diligence and negotiating business combination is less than the actual amount necessary to do so, we may have insufficient funds available to operate its business prior to the business combination. Moreover, we will need to raise additional capital through loans from its Sponsor, officers, directors, or third parties. None of the Sponsor, officers or directors are under any obligation to advance funds to or to invest in us. If we are unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of its business plan, and reducing overhead expenses. We cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.
In addition, we have 24 months from the closing of the IPO, which occurred on March 18, 2021 (with the ability to extend with shareholder approval) to consummate a business combination (the “Combination Period”). However, if we are unable to complete a Business Combination within the Combination Period, we will redeem 100% of the outstanding public shares for a pro rata portion of the funds held in the Trust Account, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us, divided by the number of then outstanding public shares, subject to applicable law and as further described in the registration statement, and then seek to dissolve and liquidate.
Off-Balance Sheet Arrangements
We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2021 and December 31, 2020. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.
Contractual Obligations
We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay the Sponsor a monthly fee of $10,000 for office space administrative and support services provided to Waldencast. We began incurring these fees on March 15, 2021, and will continue to incur these fees monthly until the earlier of the completion of a business combination and Waldencast’s liquidation.
The underwriters of our initial public offering are entitled to a deferred fee of $0.35 per unit, or $12,075,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement.
Critical Accounting Policies
This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to fair value of financial instruments and accrued expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We have identified the following as our critical accounting policies:
 Class A ordinary shares subject to possible redemption
We account for our ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within Waldencast’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ deficit. Waldencast’s ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. As of December 31, 2021, and December 31, 2020, 34,500,000 and no shares of Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of our balance sheet, respectively.
 Warrant Liabilities and Forward Purchase Agreements
We account for the warrants issued in connection with our initial public offering in accordance with ASC 815-40, “Derivatives and Hedging – Contracts in Entity’s Own Equity” (“ASC 815”), under which the warrants do not meet the criteria for equity classification and must be recorded as liabilities. The warrants meet the definition of a derivative as contemplated in ASC 815, and therefore the warrants are measured at fair value at inception and at each reporting date in accordance with ASC 820, “Fair Value Measurement,” with changes in fair value recognized in the statements of operations in the period of change.

We account for the Forward Purchase Agreements in accordance with ASC 815-40 and accounts for such agreements as a derivative liability. These liabilities are subject to re-measurement at each balance sheet date, with changes in fair value recognized in the statements of operations.
 Net Loss Per Ordinary Shares
Net loss per share is computed by dividing net loss by the weighted-average number of shares of ordinary shares outstanding during the period.
The Company’s statements of operations include a presentation of net loss per share for ordinary shares subject to possible redemption and applies the two-class method in calculating net loss per share. Net loss per ordinary share, basic and diluted, for Class A redeemable ordinary shares is calculated by dividing the allocable interest income earned on the Trust Account, net of applicable franchise and income taxes, by the weighted average number of Class A ordinary shares subject to possible redemption outstanding since original issuance. Net loss per share, basic and diluted, for Class A and Class B non-redeemable ordinary shares is calculated by dividing the net loss, adjusted for loss (income) attributable to Class A redeemable ordinary shares, by the weighted average number of Class A and Class B non-redeemable ordinary shares outstanding for the period. Class B non-redeemable ordinary shares include the shares held by the Sponsor as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.
 Recent Accounting Pronouncements
We do not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material impact on our financial statements.
JOBS Act
On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” under the JOBS Act and are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We elected to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
As an “emerging growth company”, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

WALDENCAST VENTURES GUIDELINES
On November 13, 2021, Waldencast adopted policies relating to executive officers of Waldencast and the officer positions and other significant roles they may hold in Waldencast Ventures.
The Waldencast Ventures Guidelines provide, among other things, that:
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other than with respect to Mr. Michel Brousset, Mr. Tassilo Festetics, and Ms. Hind Sebti, no employees of Waldencast will also provide services to Waldencast Ventures and no employees of Waldencast Ventures will also provide services to Waldencast;

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unless and until Waldencast and Waldencast Ventures merge or otherwise become affiliated entities: (a) Waldencast Ventures will not acquire any interest in any new businesses, including, but not limited to, acquisitions and minority investments unless the disinterested directors of Waldencast approve such acquisition or investment in advance. Waldencast Ventures may continue to develop only the following brands: Whind, Glaze, Project ESME, Project Ale, Project NAOMI, Project Dani and Project Roger; (b) Mr. Brousset and Mr. Festetics will spend on average at least 90% of their monthly working time providing services to Waldencast and the remainder of their monthly working time on matters relating to Waldencast Ventures, including serving as officers of or on the board of directors of Waldencast Ventures, its subsidiaries and portfolio companies. Mr. Brousset and Mr. Festetics will not be separately compensated by Waldencast Ventures but they may retain equity interests in Waldencast Ventures acquired or granted to them from arrangements put in place prior to the date of the Waldencast Ventures Guidelines, and (c) Ms. Sebti will spend on average at least 80% of her monthly working time providing services to Waldencast and the remainder of her monthly working time on matters relating to Waldencast Ventures, including serving as an officer of or on the board of directors of Waldencast Ventures, its subsidiaries and portfolio companies. Ms. Sebti will not be separately compensated by Waldencast Ventures but she may retain equity interests in Waldencast Ventures acquired or granted to her from arrangements put in place prior to the date of the Waldencast Ventures Guidelines;

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Waldencast may obtain from Waldencast Ventures any of the following services, at no cost, (a) back-office services consisting of payment processing, miscellaneous administrative support and travel and expense processing, (b) support services consisting of usage of Waldencast Ventures’ offices in London and usage of IT infrastructure (including without limitation technological licenses) and (c) access to Waldencast Ventures’ consumer research and monitoring tools;

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Any other involvement between Waldencast and Waldencast Ventures, including, but not limited to, any transaction, business combination, commingling or joint usage of assets, licensing or similar agreements or arrangements, or the provision of services or supplies, will occur on an arms’ length basis and Mr. Brousset, Mr. Festetics and Ms. Sebti will recuse themselves for purposes of any negotiations on behalf of Waldencast, with the independent directors of Waldencast controlling such negotiations on behalf of Waldencast; and

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The independent directors of Waldencast or, pursuant to the direction of the independent directors of Waldencast, a committee of the Waldencast board of directors comprised solely of independent directors, shall have responsibility and authority for the interpretation, implementation and oversight of compliance with the Waldencast Ventures Guidelines.

INFORMATION ABOUT OBAGI
Unless the context otherwise requires, all references in this section to “Obagi,” “we,” “us,” “our” and the “company” refer to Obagi Global Holdings Limited and its subsidiaries prior to the consummation of the Business Combination, which will be the business of Obagi Global Holdings Limited, a wholly owned subsidiary of Holdco 2, and its subsidiaries following the consummation of the Business Combination.
Obagi Purpose & Ambition
Obagi exists to create the future of skincare so every face is cared for, everywhere. We offer transformative solutions at every stage of the skincare journey to help you greet the future with confidence.
Our ambition is to make Obagi the top dermo credentialed brand in the world, driving strong growth through channel and geographic diversification, and to continue to progress the industry that we pioneered with devices, new indications, and new product categories.
Corporate Information
Obagi launched in 1988 under the name Worldwide Product Distribution, Inc. and subsequently changed its name to Obagi Medical Products, Inc. in December 1997. In October 2007, the company completed an initial public offering of its common stock and was traded on Nasdaq under the trading symbol “OMPI.” In April 2013, the company merged with and into Odysseus Acquisition Corp., with the company as the surviving corporation in the merger, becoming a wholly owned subsidiary of Bausch Health Companies Inc. (“Bausch Health”). In November 2017, Bausch Health sold substantially all of the assets of Obagi Medical Products, Inc. and its subsidiaries to Obagi Holdco, a wholly owned subsidiary of Obagi, and Obagi Cosmeceuticals, a wholly owned subsidiary of Obagi Holdco.
Overview
Obagi is a global skincare products company that is rooted in research and skin biology. We develop, market and sell innovative skin health products in more than 60 countries around the world. Every product we develop stems from a deep understanding of the skin and how healthy skin functions. We believe the result is an unmatched product portfolio designed to prevent or improve the most common, visible skin concerns such as fine lines and wrinkles, elasticity, photodamage, hyperpigmentation (spots or patches of skin that are darker than surrounding areas of skin), acne, oxidative stress, environmental damage and hydration.
Centered on our rich history in selling products to medical professionals who then dispense the products in-office directly to their patients, a distribution model referred to as the physician-dispensed channel, our portfolio today includes the following three distinct brands, with more than 200 cosmetic, over-the-counter (“OTC”) and prescription products and a device sold throughout the medical, spa and retail channels:
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Obagi Medical®—Products within our flagship brand are designed for professional recommendation in a clinical setting. This line of professional systems and products is targeted to consumers looking for the most advanced product formulations in a customized skincare regimen. None of our products, including our prescription products, have been approved by the FDA or other similar regulatory authorities.

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Obagi Clinical®—Developed to prevent and reduce the early signs of aging. We built this line for the ‘skin-tellectual’ consumer who knows high-quality ingredients and is increasingly focused on product efficacy and quality.

•	Obagi Professional™—A new, curated portfolio of products for use in spas, we designed this line for the aesthetician and the consumer who understands the connection between wellness and skin health.
•	Skintrinsiq™ device—Used in facial treatments offered by physicians’ offices, spas and aestheticians.
In the U.S., we sell our Obagi Medical systems and products to dermatologists, plastic surgeons and other physicians who are focused on aesthetic and therapeutic skincare, including physicians on site at medical spas, through our direct sales force. The medical professionals we sell to then dispense our products in-office directly to their patients. As of December 2021, we had over 6,000 active medical provider accounts, which we define as an account that has purchased our products in the last 12 months, and estimate that there are approximately 5,100 licensed physicians in total practicing under these active accounts. In addition to providing our physician practices and medical spas with products, we also offer turn-key practice building programs and patient events to help these physicians grow their practices, as well as in-office materials on our products for their patients. We sell our Obagi Clinical products through retail channels, the Obagi Professional line to aestheticians and spas, and the Skintrinsiq device through the physician-dispensed channel as well as to aestheticians and spas.
Internationally we sell our products through distribution partners across Latin America, Europe, the Middle East and Asia. We also seek to advance our development objectives through product and license agreements with third parties. These agreements may include patent and technology licenses, product licenses and new product collaboration agreements. We compete in the Japanese retail skin care markets through a strategic licensing agreement with a Japanese pharmaceutical manufacturer and distributor that sells a series of OTC and cosmetic products under the Obagi® brand name in the Japanese retail channels.
The Skincare Market
According to the American Society of Plastic Surgeons, there were almost 15,600,000 cosmetic procedures performed in the U.S. in 2020, despite the fact many medical facilities and clinics were shut down or banned elective procedures for lengthy periods due to the COVID-19 pandemic. We believe this reflects a growing desire and acceptance among the population to seek assistance from physicians to improve their appearance, including the appearance of their skin. One key driver of this trend is the aging of the “baby boomer” segment of the U.S. population, as well as the “millennial” segment, whose oldest members are now nearing 40. As a result, the average age of the country’s population has increased over the last decade. With the older population’s strong desire to reduce the signs of premature aging, we expect the market opportunity for skincare products to continue to grow. In particular, women tend to demonstrate a higher motivation than men to improve their personal appearances. The U.S. Census Bureau estimated that the number of women between the ages of 35 and 69, the primary users of our products, grew 21.7% between 2000 and 2018. In addition, during the recent COVID-19 pandemic, as in person meetings shifted to video calls and virtual meetings, we believe adult consumers of all ages were progressively seeing themselves more on screen and began focusing more on their appearances. We believe that these trends will continue to drive an increased market demand for skincare products.
According to industry sources, in 2019, there were approximately 11,080 physicians practicing dermatology and 6,900 practicing plastic surgeons in the U.S. Based on physicians who have opened accounts with us, we believe multi-specialty physicians are also dedicating resources in their practices to skin care in response to the rapid increase in consumer demand for non-invasive skincare treatments. The physician-dispensed market experienced a compound annual growth rate of 8.7% over the five-year period from 2014-2019, according to industry sources.
Over the last ten years, consumers have become increasingly knowledgeable about skincare science, ingredients and formulations. According to industry sources, consumers are shifting desire for quality over price and looking for higher performance products. Retailers like Sephora, Ulta, and Target have been expanding brand assortments to capitalize on the fast-growing premium beauty skincare category. Specifically, they are trying to attract and maintain customers seeking more advanced products than offered by mass brands, but also looking for the purchasing convenience and accessibility of retail outlets.
In addition, sales of professional skincare products through spas have increased, generating $492.1 million of sales in 2019, up 4.7% from $470.0 million in 2018, according to industry sources.
Outside the U.S., the physician-dispensed skincare market varies by country due to cultural differences and regulatory requirements. Cultural desires for skin with lighter and more even pigmentation have created large and growing aesthetic skincare demands throughout Asia, particularly Japan, China, Korea and India. European and certain South American countries such as Brazil also present large skincare markets due to the complementary growth in cosmetic procedures and willingness on the part of their consumers to spend discretionary income on aesthetic enhancements. Industry sources estimate that in 2021 the global market for beauty and personal care was approximately $530 billion, with skincare representing approximately $155 billion. The physician-dispensed skincare market percentage growth was approximately 2.5 times the percentage growth of the premium skincare market from 2018-2020. The premium skincare market, defined as buyers who prefer luxury brands, accounted for $63 billion of the total global skincare market, with approximately 47% of premium skincare buyers, versus approximately 20% of non-premium buyers, using 8-14 skincare products weekly. The global market for skincare is estimated to reach approximately $204 billion by 2025, with premium skincare expected to grow at a compound annual growth rate of approximately 11% from 2021 through 2025.

Obagi Products
Our comprehensive portfolio of products is designed to meet the needs of users no matter what their skin tone or where they are in their skincare journey.
Obagi Medical
Our flagship brand, launched in 1988, is among the most respected and most recognized brands in the professional skincare category. Obagi achieved the highest overall scores from U.S. providers in the 2020 Kline Perception and Satisfaction Survey, receiving the highest performance ratings on most attributes among large brands including marketing, product portfolio and innovation, and value added services.1 We believe the strength of Obagi Medical’s reputation lies in the exacting standards and formulas we have developed to support our products including more than 30 studies across thousands of subjects and all six skin types on the Fitzpatrick scale, which classifies skin type according to the amount of pigment a person’s skin has and the skin’s reaction to sun exposure. None of these studies have been used to support an application for marketing approval with the FDA or other similar regulatory authority. Consequently, they were not designed to fulfil the specific requirements of such regulatory application process and should not be viewed as a substitute for clinical trials that would be conducted in connection with the application to the FDA or similar regulatory authority. Products within the Obagi Medical portfolio are developed using formulations developed specifically for the physician-dispensed market and stringent ingredient standards. Furthermore, Obagi conducts extensive testing to evaluate the performance of all products in the Obagi Medical portfolio, including the portfolio’s cosmetic, OTC drug and prescription-strength drug product.
Obagi Medical is anchored by the Obagi Nu-Derm® System, which we believe is the leading prescription-based topical skin health system on the market. The Obagi Nu-Derm System and related products accounted for 24.5% and 32.6% of net revenue in the years ended December 31, 2021 and 2020, respectively. While we have earned a strong reputation for offering premier hyperpigmentation solutions, our portfolio has expanded over time to include a line of Vitamin C powered antioxidant products, our Professional-C® line, which accounted for 18.0% and 15.7% of our net revenue for the years ended December 31, 2021 and 2020, respectively, as well as the ELASTIderm® line, which leverages a patented Bi-Mineral Contour Complex™ technology to address elasticity and firmness in the skin and accounted for 5.0% and 8.0% of our net revenue for the years ended December 31, 2021 and 2020, respectively. Other products within the comprehensive Obagi Medical franchise include products to address hydration, sun protection and acne. These solutions incorporate a range of individual prescription and non-prescription therapeutic agents, as well as cosmetic ingredients to address the needs of consumers who seek advanced skincare in a customized skincare regimen designed by a professional.
[1]	2020 Physician Dispensed Skincare US Perception & Satisfaction Survey, Kline & Company.

OBAGI® MEDICAL

Comprehensive Portfolio to support needs of the aesthetic patient

Comprehensive Skincare Offering

- Broad and Diversified Portfolio of Skincare Collections to Address a Range of Skin Concerns
- Roughly 25% of the Company's annual revenue is generated from prescription solutions sold in a physician practice.

Obagi Nu-Derm® Systems

Obagi's premier product line –
The Obagi Nu-Derm System helps to transform skin by addressing hyperpigmentation and improving visible signs of skin aging. Prescription required.

Professional-C® Collection

The Professional-C portfolio serves as your second line of defense from environmental assailants that sunscreens often miss. Daily use helps to fortify skin and safeguard a more youthful looking appearance. Formulated with L-Ascorbic Acid, the most powerful form of Vitamin C to optimize efficacy and permeability.

ELASTIderm® Collection

ELASTIderm Facial Serum pairs perfectly with ELASTIderm eye products for targeted bounce-back power. Specifically formulated and ophthalmologist tested, ELASTIderm eye products are ideal for the delicate skin around the eyes.

Tretinoin

Obagi Tretinoin is a potent type of Vitamin A that works deep within the skin to help address and prevent acne. Available in multiple strengths to meet different needs, this powerful acne treatment has been clinically proven to improve breakout symptoms and prevent the development of acne. Prescription required.

Obagi360® System

The Obagi360 System is a complete approach to help defend and preserve youthful-looking skin. Uniquely formulated to address the facial skin care needs of people in their 20s and 30s, the Obagi360 System provides a foundation for a lifetime of radiant, healthy-looking skin.

Obagi-C® Rx Systems

The Obagi-C Rx System includes Vitamin C and prescription-strength hydroquinone to correct hyperpigmentation such as dark spots. It also contains other key ingredients that help address the signs of skin aging to maintain younger-looking skin. Prescription required.

SUZANOBAGIMD™ Skin Care Collection

The combination of clinically proven ingredients and antioxidants reveals healthier-looking, more radiant skin. Every product is hypoallergenic and made without parabens, synthetic fragrances, or dyes. Formulated for all skin types skin.

Nu-Cil™ Eyelash Enhancing Serum

Supports the appearance of fuller, denser, more voluminous lashes. Nu-Cil is designed to target the growth phase of the lash cycle to support overall lash improvement. Powered by NouriPlex™ technology, a unique blend of 4 key ingredients nourish lashes for a more luscious, thicker, and defined appearance with results that continuously build day after day.

Daily Hydro-Drops® Serum

Daily Hydro-Drops facial serum, an innovative hydrator that provides instant results for a "pick-me-up" from a dull, lackluster complexion. Revolutionary Isoplentix™ technology harnesses the purest forms of Vitamin B3, Abyssinian Oil and Hibiscus Oil.

Other

Other high growth collections including CLENZIderm M.D.®, Obagi Hydrate® Facial Moisturizer, Sun Shield™.

Certain of our products listed above, including Nu-Derm Clear, Blender® and Sunfader, as well as Obagi-C Rx C-Clarifying Serum and Obagi-C Rx C-Night Therapy Cream, which are part of the Obagi-C Rx Systems, contain 4% HQ. These products are marketed as prescription-only drugs, however, we have not sought nor obtained the required premarket approval from the FDA to market these products in the U.S. The FDA has historically utilized a risk-based enforcement approach with respect to drugs marketed without approval in accordance with its active

Compliance Policy Guide (“CPG”), issued in 2006 and subsequently amended in 2011, in which the FDA announced a drug safety initiative to remove unapproved drugs from the market and established enforcement priorities and a policy of enforcement discretion with respect to marketed unapproved products. While the FDA has expressed its view that all prescription HQ products should be reviewed and approved by the FDA, we believe our prescription-only HQ products do not fall within the previously established categories of unapproved drugs for which the FDA has indicated it prioritizes enforcement. We have not received any communications from the FDA or any similar regulatory authorities regarding our Nu-Derm HQ or any other products. However, whether due to safety concerns or otherwise, in the future the FDA may choose to pursue an enforcement action against us and determine that our HQ products should be removed from the market until we obtain approval of an NDA. For example, although our prescription-only HQ products are made with 4% HQ, the FDA has historically expressed concerns regarding the safety of 2% HQ products, sold on an OTC basis. In particular, in August 2006, the FDA issued a proposed rule that cited certain preclinical evidence suggesting that HQ may be carcinogenic, if orally administered, and may be related to a skin condition called ochronosis, which results in the darkening and thickening of the skin, and the appearance of small bumps and grayish-brown spots, after use of concentrations as low as 1 to 2 percent. The FDA also concluded that it could not rule out the potential carcinogenic risk from topically applied HQ, and classified OTC skin-bleaching drug products, including HQ, as not generally recognized as safe and effective (“GRASE”), as misbranded, and as new drugs within the meaning of the Federal Food, Drug, and Cosmetic Act (“FDCA”), meaning that such products would need to be approved through the NDA process in order to be legally marketed in the U.S. Although this proposed rule was never finalized, in March 2020 the CARES Act was enacted, which among other things deemed any OTC drugs that were identified as not GRASE in the FDA’s most recent proposed rulemaking for such OTC drugs to be “new drugs” and misbranded within the meaning of the FDCA, meaning that such drugs could not be marketed without an approved drug application as of September 23, 2020. As a result, products containing HQ are prohibited from being marketed in the U.S. as OTC drug products without an approved NDA. Subsequently, on April 19, 2022, the FDA announced that it had issued warning letters to 12 companies for continuing to sell 2% HQ products on an OTC basis, citing violations of the applicable CARES Act provisions. The FDA’s announcement also cited reports describing serious side effects associated with the use of skin lightening products containing HQ, including reports of skin rashes, facial swelling, and skin discoloration. The FDA’s safety concerns regarding these lower-concentration OTC HQ products could prompt the FDA to assert that our higher-concentration, prescription-only HQ products represent a higher priority for enforcement pursuant to the active CPG. In many countries, including the EU, Canada, Australia and Japan, HQ is regulated as a drug and requires a prescription. We have not sought nor obtained regulatory approval to distribute our HQ products in these countries, and instead offer our Nu-Derm Fx and Obagi-C Fx solutions, which contain the skin brightening agent arbutin, for these markets. In the EU, the European Commission has expressed concerns on the potential use of (alpha and beta) arbutin in cosmetic products this has led to additional consultation with the SCCS (Scientific Committee on Consumer Safety), further to which call for data was launched which ended in April 2021. In the preliminary opinion of the SCCS on the safety of alpha-arbutin and beta-arbutin in cosmetic products dated March 15-16, 2022, which is open for comments until May 27, 2022, the SCCS considered that it cannot conclude on the safety of alpha-arbutin (when used in face creams up to a maximum concentration of 2% and in body lotions up to a maximum concentration of 0.5%) or beta-arbutin (when used in face cream up to a maximum concentration of 7%) because not all relevant scientific data are available. Depending on the outcome of the SCCS’s safety assessment, it cannot be excluded that the use of alpha and/or beta-arbutin in certain cosmetic products will be banned or restricted in the EU per future EU legislation. Usually in cases were cosmetics products that are already on the market, suddenly become non-compliant due to a legislative modification, a transition regime will be imposed, allowing manufacturers a certain amount of time to comply with the rules. See the sections “Government Regulation – U.S. Regulation of Drug Products,” “Risk Factors — Risks Related to Obagi — Risks Related to Legal and Regulatory Matters — Laws, regulations, enforcement trends or changes in existing regulations governing the introduction, marketing and sale of our over-the-counter (“OTC”) drug, device and cosmetic products to consumers could harm our business,” “Risk Factors — Risks Related to Obagi — Risks Related to Legal and Regulatory Matters — Our products containing the active ingredient, hydroquinone, are marketed as prescription-use only drugs but have not received required pre-market authorization from the FDA or other regulatory authorities, and the FDA could require us to remove these products from the market until we obtain approval of the required NDA, which would require a significant investment of time and money, and we could be found to be marketing and selling these products in violation of the law” and “Risk Factors — Risks Related to

Obagi — Risks Related to Legal and Regulatory Matters — Failure to obtain regulatory approvals or to comply with specific regulations in foreign jurisdictions would prevent us from marketing our products internationally.” In addition, Obagi’s arbutin products are permitted to be sold in the Asia-Pacific region countries in which Obagi distributes such products.
Obagi Clinical
Our Obagi Clinical line, launched in December 2018, is designed to meet the needs of “skin-tellectual” consumers who may not yet regularly visit a dermatologist or skincare professional. This retail skincare brand leverages the 33-year legacy of Obagi Medical to incorporate clinically proven ingredients in cosmetic and OTC solutions that maintain healthy, more youthful-looking skin, mitigate environmental damage and address the emerging signs of skin aging. This line includes the following:

Obagi Clinical products accounted for 3.0%, 2.1% and 1.9% of net revenue and the years ended December 31, 2021, 2020 and 2019, respectively.
Skintrinsiq Device
In 2021, facial services saw the greatest increase in demand among minimally invasive procedures. Capitalizing on this trend, Obagi, in collaboration with Theravent, Inc., was the first professional skincare company to market a professional-use facial device offering consumers an advanced delivery system for Obagi’s transformational products.
Leveraging our expansive knowledge as a leader in the skincare market, we began distributing the Skintrinsiq device powered by Obagi InfuseIQ™ technology to physician’s offices and medical spas in July 2021. The device features a small footprint and easy-to-use interface designed to minimize training time and maximize time for skin care. Additionally, the Skintrinsiq device offers physicians another opportunity to consult with consumers about their at-home skincare regimens and creates a mechanism for patient retention. We believe the Skintrinsiq pricing allows physicians to quickly recoup their initial expense while offering the facial treatments to patients at a reasonable price. Based on the intended use of the product, we do not believe that the Skintrinsiq device meets the FDA’s definition of a medical device, and therefore we believe this product is exempt from FDA premarket review requirements. However, the FDA may disagree with our determination and require us to cease marketing the Skintrinsiq device unless and until we obtain marketing authorization from the FDA. We are aware that manufacturers of light emitting products that make express acne treatment claims have sought clearance through the 510(k) pathway and that the FDA has taken action against manufacturers of some light-emitting products used to alter or improve appearance on the grounds that those products are unapproved medical devices.
The Skintrinsiq device uses innovative technology to extract debris and impurities from the skin, infuse Obagi skincare products exactly where they are needed most and then lock them in so they can continue working even after the treatment ends. We have also incorporated an optional simultaneous LED light to provide red and/or blue light to help meet a wide variety of skin health goals. Customized Skintrinsiq protocols can accelerate patients’ transformations and take Obagi® skincare results to the next level. By improving results, we believe the Skintrinsiq device will help attract new consumers to physician practices and medical spas.
Obagi Professional
Launching in early 2022, the Obagi Professional line was built for the wellness-conscious consumer who understands the overlap between overall health and skin health. Designed with insights from partnering with more than 1,300 spas across the U.S., this brand franchise contains a curated line of technologically advanced products suited for use by professional aestheticians within the spa market. The 16 products offered under the Obagi Professional line can be used in facial treatments and purchased for take home use.
Obagi Science
Innovative Research & Development
Over the course of our 33-year legacy, Obagi has amassed more than 80 global patents on product and technology innovations, which we believe sets us apart from our competitors. As of December 31, 2021, half of Obagi’s products by net revenue are protected by our patents. The table below sets forth a description of the material patents owned by Obagi Cosmeceuticals and/or Obagi Holdings Company Limited and the jurisdictions in which they are valid:
Name of Patent	Jurisdictions	Expiration Date
Anti-Aging Treatment Using Copper and Zinc Compositions	Australia, Canada, Czech Republic, France, Germany, Great Britain Hungary, Italy, Japan, Mexico, Poland, South Korea, Spain, Turkey, U,S.	June 2026
Chemical Compositions and Methods of Making Them	France, Germany, Great Britain, Italy, Japan, Mexico, Poland, South Korea, Spain, U.S.	Jan.2026-Feb. 2027
Methods for Lightening Skin Using Arbutin Compositions	U.S.	Nov. 2028
Skin Lightening Compositions Comprising Arbutin	Canada	Nov. 2028
Skin Treatment Compositions	France, Germany, Great Britain, Japan, Mexico, Netherlands, Norway, Poland, South Korea, Spain, Sweden	Nov. 2028-Aug. 2030
Stable Organic Peroxide Compositions
Belgium, Canada, Czech Republic, Estonia, France, Germany Great Britain, Hungary, Ireland, Italy, Japan, Liechtenstein, Luxembourg, Mexico, Monaco, Netherlands, Romania, South Korea, Slovak Republic, Slovenia, Switzerland, U.S.
Mar.-June 2026
Although a number of these patents will expire over the next five years, we do not believe the expiration of such patents will have a material effect on our business or results of operations because the formulations for the products covered by such patents are still treated as trade secrets, which are known only by a limited number of need-to-know employees, manufacturers of the products who are bound by strict confidentiality provisions, and regulatory authorities as required. In addition, we are aware that other solubilized versions of benzoyl peroxide are already currently available on the market using different technologies than ours and, as a result, the expiration of the related patents will likely not have an impact on the availability of competitor products.

World Class Research and Development (R&D) Program
Our R&D program aims to design products and execute studies that demonstrate the high-quality design of our formulas and powerful performance of our products. We apply a scientific approach to all of our products, from inception to development and testing.
After formulation, all of our products are tested for integrity, safety and performance. Bausch Health, the manufacturer of our tretinoin products, holds an ANDA for such products, meaning the FDA has found such products to be bioequivalent to other tretinoin products approved through the NDA process. To approve an NDA for a product, the FDA generally requires applicants to demonstrate the safety and efficacy of the product through successful completion of well-controlled clinical trials usually employing several hundred to a few thousand subjects. None of our other products are distributed under an NDA or ANDA approved by the FDA. However, the FDA may require us to conduct well-controlled clinical trials to establish the safety and efficacy of our prescription strength HQ products and to obtain an NDA to continue marketing our HQ products. See “Government Regulation- U.S. Regulation of Drug Products” below. Nonetheless, we do conduct thorough testing of all of products, whether they are cosmetics, OTC drugs or prescription-strength products, to evaluate their safety and performance. Prior to launch, our products undergo several safety tests, including, but not limited to, human repeat insult patch tests, used to help predict the likelihood for induced allergic contact dermatitis, comedogenicity tests, to ensure the product does not clog pores, and cumulative irritation tests. In addition to these safety and tolerability studies, we have conducted more than 30 studies with the leading academic institutions and key independent experts in dermatology and aesthetic medicine for our products, including, but not limited to, the following:
Product	Study	Principal Investigator
Obagi Nu-Derm System (hydroquinone)
We have conducted 10 studies on our Nu-Derm System that included a total of over 500 patients with Fitzpatrick skin types I-IV to assess (a) how well the system addresses hyperpigmentation and photodamage; (b) how well the system works as compared to other skincare regimens; and (c) how well the system works when used in conjunction with other skincare solutions.
James H. Herndon, Jr., MD M.L. Sigler, PhD Marta I. Rendon, MD FAAD Michael Gold, MD Suzanne Bruce, MD David Pariser, MD Pearl Grimes, MD Joel Schelssinger, MD Mitchel P Goldman, MD Suzanne Bruce, MD
Obagi-C Rx System (hydroquinone)
We have conducted two studies on the Obagi-C Rx System, including (a) one that involved 30 patients to assess how well the system addresses photodamage and fine lines and wrinkles and (b) an in vitro study that evaluated how well the L-ascorbic acid in the system absorbs into and remains in the skin.
Suzanne Bruce, MD Paul A. Lehman, MSc
CLENZIderm System (OTC monograph for topical acne products)
We have conducted 3 studies on our CLENZIderm System that included a total of 90 patients to assess (a) how well the system addresses acne, (b) how well the solubilized BPO in the system enters skin follicles and (c) how well the system works as compared to other acne regimens.
Leonard Swinyer, MD Suzzanne Bruce, MD Mary C. Spellman
None of our HQ studies have reported serious adverse events (“SAEs”). A number of participants in the Obagi Nu-Derm System studies reported adverse events (“AEs”), which included dry skin, erythema (superficial reddening of the skin), pruritus (itchy skin) and skin exfoliation. No participants that received Obagi Nu-Derm discontinued any of the studies due to the occurrence of an AE. Specifically:
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In the Herdon Study, in which 71 participants of a total of 301 received Obagi Nu-Derm, there were no severe side effects, SAEs or AEs reported in the Obagi Nu-Derm arm of the study, however some participants experienced mild erythema, scaling, burning and itching.

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In the Rendon study, 21 of the 38 participants that received Obagi Nu-Derm reported AEs that were related to the trial material, with such AEs including moderate dry skin, redness, itching and peeling and one reported case of severe dryness and peeling. No SAEs were reported in this study.

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In the Grimes study, 3 of the 20 participants that received Obagi Nu-Derm reported AEs that were related to the trial material, with such AEs including 2 participants that experienced mild dry skin, redness, itching and peeling, and 1 participant that experienced moderate redness. No severe side effects or SAEs were reported in this study.

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In the Nu-Derm Botox study and Nu-Derm IPL study, some participants experienced transient dryness, redness and irritation, but by the end of the studies those levels had returned to baseline. No participants in these studies reported severe side effects and no SAEs were reported.

In the study assessing how the Obagi-C Rx System, our other HQ product, addressed photodamage, of the 30 participants, 16 reported in the first week AEs that were at least probably related to the trial material, including 5 reported cases of dryness, 2 redness, 2 peeling, 2 milia (tiny white bumps on the skin), 1 rash, 1 pruritus, 1 contact dermatitis and 1 burning session and 5 reported cases in the second week of dryness and peeling. No SAEs were reported in this study.
In the CLENZIderm studies, of the 55 participants in these studies, only one participant reported AEs of dryness and peeling. No SAEs were reported in these studies and no participants that received the CLENZIderm System discontinued any of the studies due to the occurrence of an AE.
We also help to demonstrate the craftsmanship of our formulas through stability tests, penetration studies, head-to-head comparative studies and consumer perception studies. We constantly seek new protocols and testing methods that analyze and demonstrate the power of our products. For example, Obagi-commissioned head-to-head studies have indicated the Obagi Nu-Derm System, Obagi Nu-Cil™ and Hydrate Luxe® products outperform competitors across certain key attributes and a consumer preference survey commissioned by Obagi in 2019 highlighted consumer preference for Obagi’s Professional-C Serum 20% over a leading competitor’s product. We continue to expand our collaborations with leading dermatologists and institutions to coordinate additional studies for new product uses and formulations. In alignment with our value of promoting and representing diversity and inclusion in skincare, Obagi was the first physician-dispensed skincare brand to design clinical research protocols to cover all six skin types across the Fitzpatrick scale. Today, we remain focused on that commitment to ensure we deliver on our promise of providing high-quality products for every stage of the skincare journey, no matter your age or skin tone.
As discussed above, products that are regulated solely as cosmetic products are not intended to have a pharmacological effect on the body, and our studies are not intended to suggest or establish such an effect for such products. Further, our studies are substantially smaller in scale (generally using over 30 but under 200 subjects) and rigor than FDA required studies, including only one phase of testing rather than the three phases typically required by the FDA. None of these studies have been used to support an application for marketing approval with the FDA or other similar regulatory authority. Consequently, they were not designed to fulfil the specific requirements of such regulatory application process and should not be viewed as a substitute for clinical trials that would be conducted in connection with the application to the FDA or similar regulatory authority.
SKINCLUSION
In May 2019, we launched our SKINCLUSION® initiative, designed to elevate the global dialogue about diversity and how we can all make conscious choices to see the beauty in all our differences. Born from the insight that more than 70% of consumers do not see themselves represented in beauty marketing and advertising, we aimed to change the narrative. Leading with our conviction to provide transformative skincare for every face, everywhere, we built a communication platform to discuss why representation matters, show how lack of inclusivity stems from unconscious bias, and inspire other industry leaders to follow suit. Over the last two years, we have continued to progress this initiative by incorporating more diversity in our model photography, our social media content, and our brand ambassadors. We champion new areas to represent diversity such as partnering with a woman who became the first model with Down syndrome to represent a skincare brand.
The campaign mirrors Obagi’s commitment to diversity and inclusion in all aspects of its business – from corporate culture to product development. With ambassadors ranging from celebrities and renowned dermatologists to a Down Syndrome advocate, role model and model, the global awareness initiative also includes donations in excess of $0.2 million to support organizations like the International Cultural Diversity Organization and Project Implicit.

Sales & Marketing
Domestic
In the U.S., we sell our Obagi Medical systems and related products to physicians, including physicians on site at medical spas, through our direct sales force. The medical professionals we sell to then dispense our products in-office, directly to their patients, a distribution method commonly referred to as the “physician-dispensed” channel. We also sell the Skintrinsiq device through the physician-dispensed channel as well as to licensed aestheticians. We believe that the physician-dispensed distribution model ultimately results in higher patient satisfaction because it is better suited to the provision of system-based skin care than traditional distribution channels. Our physician customer base consists primarily of plastic surgeons and dermatologists, but also includes physicians from other practice areas, such as general practice, family practice, internal medicine, dental and OBGYNs who are adding skin care to their practices.
As of December 2021, we had a large healthcare professional account base consisting of more than 6,000 active medical provider accounts, including approximately 5,100 licensed physicians, resulting in broad distribution of Obagi products in the majority of dispensing aesthetic clinics. Our sales and marketing team consisted of 117 sales, marketing and education specialists, including 111 dedicated sales representatives and managers, as of December 31, 2021. In addition to providing our accounts with products, we also offer turn-key practice building programs and patient events to help these physicians grow their practices, as well as in-office materials on our products for their patients.
We sell our products to healthcare professionals in the U.S. through an authorized wholesale distributor, Boxout Health. Under this model, we sell the products to Boxout Health, which then sells the products through to our physician customers when they order them. As a result, Boxout Health accounted for approximately 34.8% and 54.1% of net revenue in the years ended December 31, 2021 and 2020, respectively. Under our agreement with Boxout Health, Boxout Health has been appointed as the exclusive authorized distributor of our products in the physician-dispensed market in the U.S. Our agreement with Boxout Health does not contain any minimum purchase requirements for Boxout Health. Accordingly, we do not have any guarantees regarding the quantity of each of our products that Boxout Health will order each quarter. The agreement has an initial term through October 2023 and will automatically renew for additional one-year terms unless we and Boxout Health mutually agree in writing not to renew it or unless one party gives the other party written notice of its intent not to renew the agreement at least 90 days before the end of the then current term. The agreement may also be terminated if one party materially breaches the agreement and fails to cure such breach within 30 days of receiving written notice by the non-breaching party or upon liquidation, dissolution or bankruptcy of one of the parties.
We sell our Obagi Clinical line of products through our online store at www.obagi.com as well as through Target’s online store at www.target.com.
The U.S. market accounted for approximately 43.7% and 71.9% of our net revenue in the years ended December 31, 2021 and 2020, respectively.
International
International markets accounted for approximately 56.3% and 35.0% of our net revenue in the years ended December 31, 2021 and 2020, respectively. We address international markets through 27 international distribution partners that have sales and marketing activities in over 60 countries outside of the U.S., and a trademark and know-how license agreement and a license distribution agreement for the retail drug store channel in Japan. We target distribution partners who are capable and willing to mirror our sales and distribution model in the U.S. and who have an established business and reputation with physicians. The products that we sell internationally are generally the same formulations as those sold in the U.S.; however, in some instances, formulations have been modified to comply with the regulatory requirements of certain countries. These distributors use a model similar to our business model in the U.S., addressing their territories through direct sales representatives who sell to physicians, or through alternative distribution channels, depending on regulatory requirements and industry practices. Our distribution agreements typically grant distributors the right to distribute and sell our products to licensed medical professionals and skincare clinics within a specified territory, require them to purchase a specified minimum amount of our products each year and have a term of two to five years. We generally reserve the rights to distribute our products through other channels and e-commerce in such territories. Although we have a broad base of distributors, our SA Distributor accounted for approximately 28.0% and 8.1% of our net revenue in the years ended December 31, 2021 and 2020, respectively. Our agreement with the SA Distributor grants the SA Distributor a non-exclusive right to distribute our products in Vietnam and South Korea, contains minimum purchase requirements and has a term that expires on December 31, 2026. In January 2022, we executed an amendment with the SA Distributor to expand the countries within Southeast Asia in which it may distribute our products. Accordingly, our sales to such distributor may comprise an even greater proportion of our net revenue in the future. Net revenue from sales in Europe and China, each of which are covered by a number of different distributors, accounted for 7.5% and 4.1% of our net revenue in the year ended December 31, 2020, respectively. Southeast Asia and China are the only geographic regions that we expected to account for more than 10% of our net revenue for the year ended December 31, 2021. While we will continue to maintain our distributors in Southeast Asia, Obagi Hong Kong will assume responsibility for all distribution of our products in the China Region following the Closing.
We intend to continue expanding our international presence by entering into strategic relationships in key locations such as Asia, Europe and South America. We believe that there is potential for significant sales growth of our products in international markets, particularly in Europe and Brazil where industry sources estimated skincare markets represented approximately $25 billion and $3 billion in 2021, respectively, due to cultural emphasis on overall skin health and appearance, and the continued development and acceptance of surgical and non-surgical cosmetic procedures throughout many countries of the world.
Licensing
In Japan, we built an alternative model to build a presence and brand awareness for our products. For example, in Japan we launched a formal long-term relationship by entering into a Trademark and Know-How License Agreement with Rohto Pharmaceutical Co., Ltd. (“Rohto”) to market and sell our Obagi-developed products in Japan. Rohto is a Japanese pharmaceutical manufacturer and distributor. Under our current agreement, Rohto is licensed to manufacture and sell a series of OTC and cosmetic products developed by it under the Obagi brand name in the Japanese drug store channel, for which it pays us a license fee. In 2008, we expanded that relationship to provide for collaboration on the development of new products and to pursue the higher end department store channel in Japan. Our strategic partner in Japan has engaged in aggressive direct-to-consumer advertising, which we believe has raised consumer demand in Japan, creating greater brand awareness in the physician channel to the benefit of our core prescription lines.
Concurrently with the Closing, we will enter into the IP License Agreement and Supply Agreement with Obagi Hong Kong for the sale of Obagi products throughout the China Region, including the People’s Republic of China, Hong Kong, Macau and Taiwan. Under these agreements, we will supply, or cause to be supplied through certain CMOs, Obagi products to Obagi Hong Kong and its Affiliates, and Obagi Hong Kong will purchase such products, with the exclusive right to distribute and sell such products in the China Region. In return, Obagi Hong Kong will pay us a royalty of five and a half percent (5.5%) of gross sales of licensed products, subject to certain deductions.
We will continue to look for credible partners to address new geographies, and to evaluate alternative channel opportunities in Japan and other countries to drive brand awareness and accelerate overall market penetration.
Strategic Initiatives for Driving Growth
Our ambition is to be the top dermo credentialed brand in the world, driving strong growth through channel and geographic diversification. Obagi plans to focus on three key initiatives to achieve this goal:
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Brand Expansion—We plan to continue building upon the highly respected reputation of the Obagi brand by expanding the brand franchises that leverage our medical heritage. In December 2018 we introduced the Obagi Clinical brand to online consumers and plan to expand the retail channels where it is available, thereby introducing more consumers to the Obagi brand. In addition, in July 2021 we launched the Skintrinsiq device and in the second quarter of 2022 we plan to launch our Obagi Professional brand in an effort to introduce even more consumers who may not yet be familiar with physician-dispensed products to Obagi. We have also experienced positive sales increases following the endorsement of our products by celebrities and popular publications. In particular, we recognize the opportunity to reach a younger consumer base that is increasingly interested in clinical skincare products. As these consumers age and begin to seek higher performance skincare to address the progressive signs of skin aging, they can graduate to the Obagi Medical line.

•
Channel Expansion—While we continue undertaking significant efforts to further our market penetration within the physician-dispensed channel, which we estimate is currently at about 40% in the U.S. market, we intend to also focus on continuing to implement our omni-channel strategy to expand our distribution beyond this market segment. In December 2020, in tandem with the redesign of our own website, we launched our first e-commerce store to enable us to sell our Obagi Medical OTC and cosmetic products directly to consumers. Our Obagi Clinical line allowed us to branch into retail channels for the first time, and we expect our Obagi Professional line to enable us to start our footprint within the spa and wellness channel. We have launched the Skintrinsiq device in 70 pilot clinics as of December 2021, with 73% of our aesthetic practice partners and 80% of initial consumers recommending the device treatments. We believe the Skintrinsiq device will also allow us to expand offerings within the spa and wellness channel and to aestheticians who are not affiliated with a physician’s office.
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International Growth—Finally, we intend to continue expanding our international presence. As we continue to enhance our own U.S. online web store, we plan to build and execute a global e-commerce strategy that will enable us to reach consumers in several international markets, including some in which we may not have a distribution partner. At the same time, we will focus on growing our network of third-party distributors in key large international markets, such as Europe, Brazil, Southeast Asia and the Middle East. We also plan to drive distribution of our products through strategic relationships in other countries, including Japan and China.

Competitive Strengths
We believe we are well-positioned to achieve our strategic initiatives as a result of the following competitive strengths:
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Market leading brand—Obagi has been a leader in the physician-dispensed market from inception, being one of the first companies to offer skincare products in the market over 30 years ago. Obagi achieved the highest overall scores from U.S. providers in the 2020 Kline Perception and Satisfaction Survey, receiving the highest performance ratings on most attributes among large brands including marketing, product portfolio and innovation, and value-added services.

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Robust portfolio of high-quality, innovative products—Our product portfolio currently consists of over 200 products. While some of the competitors in the skincare market also offer a broad spectrum of products, only one other competitor, ZO Skin Health, offers both prescription strength and non-prescription products. In addition, many competitors in our primary market, physician-dispensed, generally have more narrowly focused offerings, addressing only targeted skincare problems, while our portfolio addresses all of the most common visible skin disorders.

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Diversified, omni-channel market with global geographic coverage—We believe that our diversified, omni-channel strategy gives us a competitive advantage over many skincare companies that choose to focus only on the physician-dispensed market. By offering a skincare line developed specifically for physicians as well as curated separate product lines for the retail, spa and wellness channels, we believe we are able to expand our brand recognition and meet the consumer where they are in their skincare journeys, with the eventual goal of graduating these consumers to the Obagi Medical line. In addition, our global breadth into over 60 countries positions us well to achieve worldwide brand recognition. Our strategic relationship with Rohto and agreements with Obagi Hong Kong allow us to penetrate the markets in Japan and China, which represents a large growing market for skincare, and we intend to continue expanding our network of distributors and strategic partners.

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Specialized and efficient global sales force—Our domestic internal sales force of 95 professional representatives and education specialists allows us to develop close relationships with the physicians who dispense our products throughout the U.S. In addition, our global sales force consists of 27 international distributors who sell our products in over 60 countries throughout the world. We believe the breadth and experience of our internal and global sales network provide us with a competitive advantage.

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Demonstrated financial performance through disciplined execution—While growth initiatives such as the ones we have undertaken over the last few years require significant investments, we have been able to achieve our growth through disciplined execution. Our net revenue has increased from $94.3 million for the year ended December 31, 2018 to projected net revenue of over $190.0 million for the year ending December 31, 2021.

Competition
The market for aesthetic and therapeutic skin health products is highly competitive and we expect the intensity of competition to increase in the future. We also expect to encounter increased competition as we enter new markets and/or distribution channels, attempt to penetrate existing markets with new products and expand into new distribution channels. Our principal competitors are large, well established companies in the fields of pharmaceuticals, cosmetics, medical devices and health care. Our largest direct competitors include SkinCeuticals, a division of L’Oréal S.A., SkinMedica, Inc., a division of Allergan, Inc., ZO Skin Health, PCA Skin and EltaMD, each a division of Colgate-Palmolive. Our indirect competitors for Obagi Medical® products and direct competitors for our Obagi Clinical® products sell skin care products directly to consumers, and generally consist of large well known cosmetic companies, including but not limited to, La Roche -Posay, Dermalogica, Murad and dermatologist backed brands, such as Dr. Dennis Gross. In the spa and wellness channel our main competitors will be Dermalogica, Murad and Eminence. We also face competition from medical device companies offering products to physicians, aestheticians and spa and wellness centers that are used in facial treatments.
Competitive factors in our market include:
•	product efficacy, uniqueness, quality, reliability of performance and convenience of use;
•	brand awareness and recognition;
•	breadth of product offerings;
•	sales and marketing capabilities and methods of distribution;
•	resources devoted to product education and technical support;
•	speed of introducing new competitive products and existing product upgrades; and
•	cost-effectiveness.
We face and will continue to face intense competition. A number of our competitors have greater research and development and marketing capabilities, more diverse distribution channels and greater financial resources than we do. These competitors may have developed, or could in the future develop, new technologies that compete with our products or render our products obsolete. We are also likely to encounter increased competition as we enter new markets and as we attempt to further penetrate existing markets.
Manufacturing
We currently outsource all our product manufacturing to third-party contract manufacturers. We have two or more qualified manufacturers for some of our key products, however, certain products, including some of our sun protection products, are currently supplied by a single source. The termination of our agreement with a single source supplier or any loss or disruption of services under such agreement could be difficult for us to replace upon the same favorable terms. The transfer of technology required to begin using a new manufacturer is also a lengthy process, which can take six to 18 months to achieve. We believe our manufacturing processes provide us with a competitive advantage, which we have developed through years of experience formulating skin care products. For all of our proprietary product concepts, we believe we own the related manufacturing processes, methods and formulations.
We use FDA-compliant manufacturers who specialize in the manufacture of prescription and OTC pharmaceutical and/or cosmetic products. These parties manufacture products pursuant to our specifications. All of these manufacturers are required by law and by our manufacturing standards to comply with current Good Manufacturing Practice. We pre-qualify and continually monitor our manufacturers for quality and compliance. We also require documentation of compliance and quality from those manufacturers for whom we act as representative in connection with the promotion and sale of their products.
Bausch Health, which formerly owned the business of Obagi, is our only supplier and manufacturer of tretinoin. We have a contract with Bausch Health that has an initial termination date in 2027. While there are several other manufacturers of generic tretinoin, the termination of this agreement or any loss of services under the agreement could be difficult for us to replace upon the same favorable terms.

In October 2020 we entered into development and production agreement with Theravant, Inc., under which Theravant has agreed to work collaboratively with us to develop and manufacture the Skintrinsiq device exclusively for Obagi. We serve as the exclusive distributor of the device under the agreement. The initial term of the agreement expires at the end of December 2023.
Intellectual Property
The design of our systems and products is generally proprietary to us, and we hold over 80 provisional and issued patents worldwide for the composition of many of these products. Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business when appropriate. We also rely on trade secrets, trade dress, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.
We have pursued an aggressive trademark registration policy aimed at achieving brand recognition and product differentiation in the market. We own over 1,000 U.S. and foreign trademark registrations and applications and common law marks.
We have also acquired rights to market, distribute, sell and, in some cases, make products pursuant to license agreements with other third parties that grant us the right to use the product formulas, trademarks and other trade secrets; these agreements do not include products that have underlying patents. For instance, in December 2016, Obagi entered into an exclusive license and distribution agreement with Nextcell Medical Company, under which we have the exclusive right to market, sell and distribute the SUZANOBAGIMD® line of products in the U.S. and all U.S. Territories. The initial term of the agreement expires in April 2023.
In September 2020, we entered into an exclusive license and distribution agreement with Osmotics Cosmeceuticals LLC, pursuant to which we have been granted the exclusive right to market, sell and distribute worldwide the Obagi Professional line of products, which does not include any products that have underlying patents. The initial term of the agreement expires in September 2023 and can be renewed by the other party for additional one-year terms upon 30 days’ prior written notice to Obagi. In addition, in April 2021, Obagi entered into a master supply and distribution agreement with Maxey Cosmetics LLC (“Maxey”), under which it has been granted the right to market, sell and distribute Obagi Nu-Cil™ throughout the world, with such right being (i) exclusive in Asia and (ii) shared with Maxey through any of Maxey’s current channels (except for certain specified major cosmetic retail outlets) in the U.S., Europe, Africa and the Middle East. The agreement has an initial term through April 2026.
Employees
At Obagi, we are committed to hiring and nurturing diverse talent and believe this is one of the keys to our current and future success. More than 52% of our employee base identifies as BIPOC. Additionally, our leadership team consists of a diverse group of professionals, 70% of whom are women, dedicated to promoting inclusivity. In 2019, our executive leadership team underwent Unconscious Bias training in partnership with Project Implicit and the Skinclusion initiative to ensure we proactively address subconscious biases.
The team has built a culture that combines a fast moving and outcome-oriented mindset with a tight knit sense of community, winning both a Top Workplaces USA Award and a Top Workplace Led by Women Award in 2021. Obagi is mindful of diversity during the recruiting and retaining process and believes that diversity is key to its culture and long-term success, with 73% of our employee base being women. As of December 31, 2021, we had 173 employees. Our employees include 111 in sales and marketing, 12 in research, development and quality control, 20 in operations and distribution and 26 in administrative functions. Our employees are all non-unionized, and we believe our relations with our employees are good.
Properties
Obagi’s corporate headquarters are located in Long Beach, California, where it occupies facilities totaling approximately 28,300 rentable square feet under a lease that expires in June 2026. Obagi uses these facilities primarily for management, research and development, sales, marketing, operations, finance, legal, human resources and general administrative teams.

In November 2021 we entered into a lease for warehouse facilities located in Conroe, Texas that will expire in February 2031. The facilities include approximately 35,000 square feet of warehouse space and 4,200 square feet of office space. In March 2022, we entered into a lease for office space located in The Woodlands, Texas that will expire in July 2032. The facilities include approximately 16,460 square feet and we anticipate that we will relocate our corporate headquarters to such space in the third quarter of 2022.
We believe that our office and warehouse space is adequate for our current needs and should we need additional space, we believe we will be able to obtain additional space on commercially reasonable terms.
Government Regulation
Our products are subject to regulation by the FDA the FTC and comparable state, local and foreign regulatory authorities, and over time, the regulatory landscape for our products has become more complex with increasingly strict requirements. These laws and regulations govern, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, disposal, record-keeping, promotion, advertising, distribution, marketing, export and import of drugs and cosmetic products.
U.S. Regulation of Cosmetics Products
The majority of our products are cosmetics. The FDCA defines cosmetics as articles or components of articles intended for application to the human body to cleanse, beautify, promote attractiveness, or alter the appearance. The labeling of cosmetic products is subject to the requirements of the FDCA, the Fair Packaging and Labeling Act, and other laws and regulations. Cosmetics are not subject to pre-market approval by the FDA; however certain ingredients, such as color additives, must be pre-approved for the specific intended use in the product and are subject to certain restrictions on their use. The FDA may, by regulation, require warning statements on certain cosmetic products for specified hazards associated with such products. FDA regulations also prohibit or otherwise restrict the use of certain types of ingredients in cosmetic products.
In addition, the FDA requires that cosmetic labeling and claims be truthful and not misleading. Moreover, cosmetics may not be marketed or labeled for their use in treating, preventing, mitigating, or curing diseases or other conditions or in affecting the structure or function of the body, as such claims would render the product to be a drug and subject to regulation as a drug. The FDA evaluates the “intended use” of a product to determine whether it is a drug, cosmetic product, or both. The FDA may also consider labeling claims in determining the intended use of a product. If the FDA considers label claims for cosmetic products to be claims affecting the structure or function of the human body, or intended for a disease condition, then such products may be regulated as “new drugs” within the meaning of the FDCA, meaning that such products would generally require premarket review and approval by the FDA to be legally marketed in the U.S.. In addition to FDA requirements, state consumer protection laws and regulations can subject a cosmetics company to a range of requirements and theories of liability, including similar standards regarding false and misleading product claims, under which state enforcement or class-action lawsuits may be brought.
We market certain products, such chemical peels, as cosmetics, with the stronger peels sold only to licensed healthcare providers for professional use only. However, FDA may disagree with our determination that these products do not require FDA premarket review and approval. Similar risks may apply in foreign jurisdictions. If any of our products we intend to sell as cosmetics were to be regulated as drugs, we might be required to conduct, among other things, clinical trials to demonstrate the safety and efficacy of these products and to apply for pre-market approval of such products from the FDA.
In the U.S., the FDA has not promulgated regulations establishing current Good Manufacturing Practices for cosmetics. However, we require all third-party manufacturers to represent and warrant to us that the products they produce for us are made in accordance with cGMPs, including documentation, recordkeeping, building and facility design, equipment maintenance and personnel requirements.
U.S. Regulation of Drug Products
In the U.S., the FDA regulates drugs under the FDCA and its implementing regulations. Our prescription-only products containing hydroquinone are regulated as drugs, however, to date, we have not sought or obtained required NDAs or other FDA approvals for these products. Based on the historical evolution of the legal and regulatory framework applicable to drugs in the U.S., the FDA acknowledges that there are some drugs on the market that lack required FDA approval for marketing. The FDA has historically utilized a risk-based enforcement approach with respect to drugs marketed without required approvals. In 2003, the FDA issued a Compliance Policy Guide, or CPG, which was finalized in 2006 and subsequently amended in 2011, in which the FDA announced a drug safety initiative to remove unapproved drugs from the market and established enforcement priorities and a policy of enforcement discretion with respect to marketed unapproved products. Under this policy, the FDA indicated that it intended to give higher priority to enforcement actions involving unapproved drug products in certain categories, including drugs with potential safety risks and ineffective dugs that could be used in lieu of effective treatments. Although this CPG was withdrawn and the drug safety initiative was terminated on the basis of a Federal Register notice in 2020, a subsequent Federal Register notice in May 2021 withdrew the prior notice terminating the program and the CPG, and the FDA indicated that it plans to continue to prioritize enforcement based on its existing general approach, which involves risk-based prioritization in light of all the facts of a given circumstance. We believe our prescription-only HQ products do not fall within the previously established categories of unapproved drugs for which the FDA has indicated it prioritizes enforcement. To date, we have not received any communications from the FDA or any similar regulatory authorities regarding our Nu-Derm HQ or any other products and neither the FDA nor any other regulators have prohibited us from selling our prescription HQ products in the U.S. or in other jurisdictions. However, there can be no assurance the FDA or any other regulatory authorities will not take enforcement action against us, or otherwise require us to obtain premarket approval or similar authorization of our prescription HQ products.
The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources, and generally involves the following:
•	completion of preclinical laboratory tests, animal studies and formulation studies in accordance with the FDA’s Good Laboratory Practice requirements and other applicable regulations;
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submission to the FDA of an Investigational New Drug application (“IND”) requesting authorization from the FDA to administer an investigational biologic to humans which must become effective before human clinical trials may begin;

•	approval by an independent Institutional Review Board (“IRB”) or ethics committee at each clinical site before each trial may be initiated;
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performance of adequate and well-controlled human clinical trials in accordance with good clinical practices (“GCPs”), to establish the safety and efficacy of the proposed drug for its intended use. Clinical trials generally include the following:

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Phase 1: The product is initially introduced into healthy human subjects or patients with the target disease or condition to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

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Phase 2: The product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3: The product candidate is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

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In some cases, the FDA may require, or sponsors may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies, may be conducted after initial marketing approval, and may be used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

•	preparation of and submission to the FDA of an NDA after completion of all pivotal trials;
•	a determination by the FDA within 60 days of its receipt of an NDA to file the application for review

•	satisfactory completion of an FDA advisory committee review, if applicable;
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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity, and of selected clinical investigation sites to assess compliance with GCPs; and

•	FDA review and approval of the NDA to permit commercial marketing of the product for particular indications for use in the U.S..
Hatch-Waxman Act
Section 505(j) of the FDCA establishes an abbreviated approval process for a generic version of approved drug products through the submission of an ANDA. Certain of our products, including tretinoin product, are marketed pursuant to an ANDA held by Bausch Health. An ANDA provides for marketing of a generic drug product that has the same active ingredients, dosage form, strength, route of administration, labeling, performance characteristics and intended use, among other things, to a previously approved product.
Over-the-Counter Drug Products
We currently market certain non-prescription drug products, including certain products that are intended to treat acne or be used as sunscreens, which are regulated as OTC drug products by the FDA. Certain OTC drug products are subject to regulation pursuant to the FDA’s “monographs,” which provide rules applicable to each therapeutic category of non-prescription drug, and establishes conditions, such as active ingredients, uses (indications), doses, labeling, and testing procedures, under which an OTC drug within that particular category may be GRASE, and therefore can be marketed without obtaining pre-market approval of an NDA or ANDA. To be legally marketed, among other things, OTC drug products marketed under an OTC monograph must be manufactured in compliance with the FDA’s cGMP requirements for drug products, and the failure to maintain compliance with these requirements could lead to FDA enforcement action. Moreover, a failure to comply with the OTC monograph requirements could lead the FDA to determine that the drug is not GRASE, and thus is a “new drug” requiring approval in accordance with the NDA process described above.
U.S. Regulation of Medical Devices
Medical devices are subject to extensive and rigorous regulation by the FDA and by other federal, state and local authorities. The Federal Food, Drug, and Cosmetic Act and related regulations govern the conditions of safety, efficacy, clearance, approval, manufacturing, quality system requirements, labeling, packaging, distribution, storage, recordkeeping, reporting, marketing, advertising, and promotion of medical devices. Unless an exemption applies, each medical device commercially distributed in the U.S. requires either FDA clearance of a 510(k) premarket notification or approval of a premarket approval application (a “PMA”). Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation (“QSR”), facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified, but are subject to the FDA’s premarket notification and clearance process in order to be commercially distributed.
After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;
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QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

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labeling and marketing regulations, which require that promotion is truthful, not misleading, fairly balanced and provide adequate directions for use and that all claims are substantiated, and also prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling; FDA guidance on off-label dissemination of information and responding to unsolicited requests for information;

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clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices;

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medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

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correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

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complying with requirements governing Unique Device Identifiers on devices and also requiring the submission of certain information about each device to the FDA’s Global Unique Device Identification Database;

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and
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post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Manufacturers of medical device products marketed in the U.S. are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. Device manufacturers are also subject to periodic scheduled or unscheduled inspections by the FDA. The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions: warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties; recalls, withdrawals, or administrative detention or seizure of our products; operating restrictions or partial suspension or total shutdown of production; refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products; withdrawing 510(k) clearances or PMA approvals that have already been granted; refusal to grant export or import approvals for our products; or criminal prosecution.
Foreign Government Regulation
To market our products in many non-U.S. jurisdictions we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. In some countries we do not have to obtain prior regulatory approval but do have to comply with other regulatory restrictions on the manufacture, importation, distribution, marketing and sale of our products. We may be unable to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. The approval procedure varies among countries and can involve additional testing and data review. The time required to obtain approval in non-U.S. jurisdictions may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. In addition, many countries from time to time evaluate the regulatory status of various products and ingredients. We may not obtain foreign regulatory approvals on a timely basis, if at all, or may choose not to implement a country’s labeling requirements if to do so would have a negative impact on our international or domestic operations.

For additional information on the regulatory requirements related to our products, please see “Risk Factors—Risks Related to Legal and Regulatory Matters.”
Legal Proceedings
From time to time, Obagi may be involved in various legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of litigation and claims are inherently unpredictable and uncertain, Obagi is not currently a party to any legal proceedings the outcome of which, if determined adversely to Obagi, are believed to, either individually or taken together, have a material adverse effect on its business, operating results, cash flows or financial condition. Regardless of the outcome, litigation has the potential to have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

INFORMATION ABOUT MILK
Unless the context otherwise requires, all references in this section to “we,” “our,” “us,” the “company,” or “Milk Makeup” generally refer to Milk and its consolidated subsidiaries.

MILK
HYDRO
MAKEUP
MILK
MAKEUP
MILK
MAKEUP

Milk
MAKEUP

Milk Makeup’s Dream & Mission
Our ambition is to build the top global makeup brand of the next generation. Our mission is to serve and empower our community to live their look by creating effective, easy to use, vegan, clean cruelty-free beauty products.
Company Overview
Milk Makeup is a leading, award-winning clean prestige makeup brand with unique products, a strong following among Gen-Z consumers and an emerging global presence. Since launching in 2016, the brand has achieved strong rank within our distribution at a total brand and key product level (as of September, Milk, at Sephora, was the #14 makeup brand, #12 in Beauty and Makeup, #21 in online sales and the overall #2 clean makeup brand), but we believe even more significant growth opportunities remain in terms of building awareness, product and category expansion, channel expansion and regional expansion. We believe our new partnership with Waldencast will help us to unlock these opportunities and accelerate our business.
We believe that our inclusive brand values, “clean” product philosophy (as described in the section “Values & Commitments Overview – “Clean” Products” below) and commitments to sustainability and philanthropy are at the zeitgeist of what will motivate the next generation of beauty consumers around the world, and that these values and product attributes will only become more relevant. We believe that our ability to authentically connect with youth culture while developing unique, effective and easy to use products that are also 100% vegan, clean and cruelty-free sets us apart from other brands.
Milk Makeup was launched in 2016 with the goal of building a global movement to challenge and broaden the definition of beauty. Community and self-expression are at the heart of everything we do. We believe that it’s not how you wear your makeup, it’s what you do in it that matters. This ethos is captured in our brand signature, “Live Your Look.”
Born out of Milk Studios, a creative hub in downtown New York City, Milk Makeup is the brainchild of Milk Studios co-founder and Chief Brand Officer Mazdack Rassi, co-founder and COO Dianna Ruth, authentic Milk Girl and creative director Georgie Greville, and beauty + fashion editor and E! News red carpet correspondent Zanna Roberts Rassi. All aspects of the brand are designed in-house at Milk headquarters, our downtown NYC home.

We are now the #2 clean brand in Sephora in the U.S., with our Hydro Grip face primer and Kush mascara as category leading best-sellers (source: sephora.com). We are a “hybrid” brand, offering an innovative selection of both makeup and skincare products. This allows us to play a broader role in our community’s beauty routine and also positions us for expansion into new categories both within and outside of makeup and skincare. Our other top products include Lip + Cheek, Sunshine Skin Tint, Matte Bronzer, Vegan Milk Moisturizer, Kush Brow, Cooling Water and our new Bionic Blush. We currently have strong positions within Sephora in the primer, mascara, blush and bronzer categories. We have opportunities in large segments of the cosmetics market such as foundation, concealer, brow, liner and lip color. Outside of cosmetics, we believe that we have untapped opportunities in skincare and potentially other categories such as haircare, fragrance, bath and shower which, as illustrated in the chart below, are significant markets. We believe that Milk Makeup has a broad permission set that will allow us to build a cross-category beauty brand.

Source: Euromonitor International; Beauty & Personal Care, 2022ed, retail value sales, current prices, 2021 fixed ex rates
The brand is currently distributed online via milkmakeup.com, in omni-channel retail through Sephora (in the U.S. (including Sephora at Kohl’s), Canada, EU, Middle East and Australia), online at Cult Beauty (United Kingdom) and Selfridges (United Kingdom) and cross-border to China through the distributor SuperOrdinary. We have opportunities to accelerate within our existing footprint and grow in both new channels and regions.
Milk Makeup is anchored by a strong community with significant room for growth as awareness and distribution continue to build. As of November 22, 2021, Milk Makeup had 1,900,000 followers on Instagram, 8,600,000 likes and 122,000,000 hash-tagged video views on TikTok, 653,000 monthly views on Pinterest, 99,000 followers on Facebook, 89,000 subscribers on YouTube and 62,000 followers on Twitter.
We have strong awareness among Gen-Z with opportunities to build across all other age groups. According to a recent survey conducted by Sephora in June 2020 of female participants aged 13-64 who have purchased beauty products for themselves in the past three months, Milk Makeup has 82% awareness among “Gen-Z” participants, 69% awareness among “Millennial” participants, 56% awareness among “Gen-X” participants and 49% awareness among “Boomer” participants. This awareness and resonance with the younger core audience is a key strength of the brand and, we believe, a key differentiator from the large legacy brands. Our plan is to continuously renew relevance with our younger core demographic while expanding into more mature demographics, who tend to have higher disposable income, through awareness building and product storytelling. This will create strong future growth potential for the brand.

Milk Makeup’s strategy to building a top clean make-up brand of the new generation
Our strategy is based on 3 pillars:
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Grow our consumer base: our goal is to drive more awareness and trial of our products by reinvesting in operational efficiencies, increasing marketing spend and leveraging our owned ecosystem to drive additional awareness, trial and topline growth. Additionally, we plan on broadening our brand footprint to recruit more Millennials while continuing to build on our strong position with Gen-Z consumers.

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Brand expansion: our goal is to expand our make-up assortment and entering into new categories by accelerating product innovation and building on hero products to create category champions (products in the top 3 of their respective categories) with global resonance, continuing to expand and develop our skincare product presence, evolving our product mix to higher margin products (such as foundation and skincare) and expanding into additional make-up categories in the future.

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Internationalize: our goal is to build global brand availability by continuing to utilize, strengthen and maximize our distribution relationship throughout the Sephora ecosystem, while expanding further into key markets, such as the United Kingdom, and leveraging our brand success to develop a highly efficient international direct-to-consumer model.

Industry Overview
Milk Makeup operates within a subsector of the cosmetics industry known as color cosmetics. The global color cosmetics market is valued at approximately $66.0 billion with an expected CAGR of 7.0% from 2021 to 2023. The below chart shows the color cosmetics market by region with expected CAGRs.

Source: Euromonitor International; Beauty & Personal Care, 2021ed, retail value sales, current prices, 2020 fixed ex rates. North America includes the U.S. and Canada.
The cosmetics industry is comprised primarily of face makeup, eye makeup, lip products, nail products and cosmetics sets/kits. According to Euromonitor, global sales of face makeup were $24.0 billion in 2020. Face makeup includes foundation, concealer, primers, setting sprays and powders, highlighters, bronzers, blush and BB/CC creams. Global sales of eye makeup were approximately $16.0 billion in 2020. Eye products includes mascara, eyeliner, eyeshadow and brow. Global sales of lip products were approximately $14.0 billion in 2020. Lip products include lipstick, lip liner, lip gloss, lip liner plumper and tinted lip balm. Global sales of nail products were approximately $5.0 billion in 2020. Nail products include nail polish, nail remover and nail treatments. Global sales of cosmetics sets/kits were approximately $3.0 billion in 2020. Cosmetics sets/kits are combinations of products that are packaged together and often offered with a promotional incentive relative to buying the products separately.
The cosmetics industry is large and fragmented. There are established multi-national competitors such as Unilever P.L.C., Coty Inc., L’Oréal S.A., The Estée Lauder Companies, Inc., P&G, Revlon Inc., Shiseido Company, Limited, Puig and e.l.f, Beauty Inc., in addition to independent companies such as Anastasia Beverly Hills, Pat McGrath Labs, Huda Beauty, Ilia, Kosas, Tower 28 and Forma. The top five competitors in color cosmetics have a

46% market share. However, the next 13 have only a combined 18% market share. We believe that this affords the opportunity for well positioned, high quality and well run brands to achieve both scale and profitability given the gross margins in the category.
We believe there is a clear opportunity for Milk Makeup to gain share within this market. We believe that our advantage lies in our ability to build a strong community, our agility and speed to market to respond to emerging trends, as well as our ability to connect deeply with and meet the needs of the next generation of consumers. In addition, we believe that many of the barriers to entry that previously prevented younger brands from gaining scale, such as the need to have robust R&D capabilities, heavy traditional media investment and broad distribution are no longer critical to succeeding in the market today due to the availability of high quality third-party manufacturers, the strength of social media in driving awareness and relevance, and the weight of e-commerce within beauty and the consumer’s desire for high performance products and a premium brand experience.
Product Overview
Milk Makeup offers an exciting portfolio of 330 makeup and skincare stop keeping units (“SKUs”). Our current product assortment covers only a fraction of the 1,500-7,000 SKUs offered by other leading make-up specialist brands, which we believe highlights the ample opportunity to continue to innovate and increase our penetration within make-up. We currently have bestselling products at Sephora in the U.S. in the primer and mascara categories with our Hydro Grip primer and Kush mascara. We also have strong positions in the blush category with Lip + Cheek and the bronzer category with Matte Bronzer, showcasing the versatility of the brand. These products are part of a $5.0 billion prestige color cosmetics category in the U.S. alone, much of which we have yet to truly address. We currently have limited offerings in the foundation and concealer categories as well as brow, liner, eyeshadow and lip color. We also believe that we can expand further into other beauty categories such as Skincare, Haircare, Bath/Shower and Fragrance. The chart below highlights the market breakdown and demonstrates where we have both existing strengths and future opportunities.

1: Market sizes reflect 2021E data for the U.S. market; Euromonitor International; Beauty & Personal Care and Color Cosmetics in the US, 2022ed, retail value sales, current prices, 2021 fixed ex rates;
2: Areas where management believes product offering expansions or introduction of new categories are possible;
3: Primer refers to EMI’s category BB/CC creams and skin tints refers to EMI’s premium foundation/ concealer
Beyond strong rankings, our products have won multiple prestigious awards including our Hydro Grip Primer, which won Allure’s 2019 Best of Beauty award and 2020 Reader’s Choice award, and Sunshine Vitamin C + Squalane Face Oil which won Allure’s 2021 Best of Beauty award.

Sales and Distribution Strategy
Since launching in 2016, Milk Makeup has had a strong exclusive partnership with Sephora covering most markets, including the U.S., Canada, Europe, the Middle East, Australia and New Zealand. The partnership has allowed the brand to quickly rise within the category ranks through exceptional launch support and visibility both in-store and online. In a crowded and fragmented makeup market, our partnership with Sephora has allowed us to break through despite limited marketing spend. This partnership has also allowed the brand to internationalize efficiently due to the synergies within the Sephora ecosystem in terms of common management, terms, and merchandising.

Milk Makeup has an established distribution footprint across Sephora North America. In 2019, Milk Makeup began expanding internationally into Cult Beauty and Sephora Europe, then in 2020 into Sephora Middle East, Selfridges and cross-border into China, and finally in 2021 into Sephora Australia and New Zealand. We believe that we have significant opportunities to increase our sales within our existing footprint, including gains in productivity and distribution expansion, such as Sephora at Kohl’s, while expanding into high growth international markets such as China, Russia, Brazil and Mexico. Currently, no single international jurisdiction represents a material portion of our sales, with no jurisdiction accounting for more than a total of 2% in sales.
Milk Makeup has entered into a distribution or vendor agreement with Sephora North America, Sephora Canada, Sephora Middle East, Sephora Australia and New Zealand, respectively. Pursuant to those agreements, we grant Sephora the exclusive right to import and distribute our selected products within the territories described in the agreements. In addition, those agreements contain a term of exclusivity, from three months to three years, which can be automatically renewed by either party . Each of these agreements can be terminated without penalty by either party by giving advanced notice to the other party. None of these agreements with Sephora contain any minimum purchase requirements. In early 2022, Milk entered into new amendments with respect to the Sephora agreements that updated certain payment terms and extended the exclusivity of the Milk brand with Sephora through 2023. The full text of these agreements, or forms thereof, are filed as exhibits to this Registration Statement.
Milk Makeup is currently present in 1,335 Sephora locations in the U.S. and 82 in Canada, including Sephora inside JCPenney and Sephora at Kohl’s locations. In Europe, Milk Makeup is currently present through Sephora in France, Germany, Spain, Sweden, Denmark, Italy, Poland, Portugal, Switzerland, Greece, the Czech Republic and the Balkans. The table below highlights Milk’s current penetration in Sephora doors worldwide.

Source: Data provided by Sephora; Sephora doors include Kohl’s and SiJCP.
milkmakeup.com is a burgeoning direct-to-consumer, e-commerce platform that currently ships across the U.S. In November 2021, we relaunched a new, upgraded version of our existing site and we intend to increase our investment and expand distribution globally in the coming years. For the three months ended March 31, 2022, milkmakeup.com accounted for 6% of net sales, and Milk Makeup management currently expects this to increase substantially by 2024 as a percent of overall net sales.
Outside of Sephora and milkmakeup.com, Milk Makeup has a presence in Cult Beauty and Selfridges in the United Kingdom and TMall Global in China (through the distributor SuperOrdinary). We are actively gauging other expansion opportunities across regions and channels.
Competition
Milk Makeup identifies its main competitors as Unilever P.L.C., Coty Inc., e.l.f. Beauty Inc., L’Oréal S.A., LVMH Moet Hennessy Louis Vuitton SE, The Estée Lauder Companies Inc., P&G, Revlon Inc. and Shiseido Company, Limited. These companies own both legacy brands as well as younger previously independent brands. Milk Makeup also competes directly with privately held brands, including Pat McGrath Labs, Ilia, Kosas, Anastasia Beverly Hills, Huda Beauty, Forma, Saie, Tarte and Tower 28. Ilia, Saie, Kosas and Tarte, which are also clean beauty brands and have partnerships with Sephora, are the key competitors of Milk Makeup. Among other areas, Milk Makeup believes that it competes against other cosmetics brands on price, quality of products and packaging, perceived value, innovation, in-store presence and visibility, and e-commerce and mobile commerce initiatives. Milk Makeup is focused on expanding its market share in the color cosmetics industry and continuing to be a leader in clean make-up.

Competitive Strengths
Authentic Brand with Innovative, Iconic Products
Milk Makeup is an authentic, culturally relevant brand with an impactful message of empowering our community to live their look and offering effective, vegan, clean, easy-to-use products. Our cruelty-free, globally compliant formulas allow diverse consumers to experiment with their color and find a look that they truly love. Our products have won several industry awards and are top sellers across multiple categories. Milk Makeup products are designed to have unique and innovative packaging, formula and delivery systems and have proven to have strong market retention and growth, even in an industry that is constantly evolving. We believe that the desire for shared values and effective, clean products will only grow and will position our brand for considerable future growth.
Engaged, Desirable Community
Our community is the heart, soul and inspiration of our brand and a key point of differentiation both in terms of our ability to resonate with the elusive younger demographic and our content and community capabilities in social media. Our community has been built organically, with fans and users advocating for our brand and products across various social media platforms and introducing others to Milk Makeup products. Since launching, Milk Makeup has built an impressive, inclusive and diverse social media presence, with 1,900,000 followers on Instagram and 8,600,000 likes on TikTok, as of November 22, 2021. These accounts keep our community engaged with the brand, alert them to new product offerings and allow us to interact directly with our consumers, monitoring any feedback they may have and adjusting our content and investments in accordance. In an age where social media and influencer marketing provide tangible results, we believe that our unique and engaged social media presence provides a competitive edge.
Established Domestic Omni-Channel Platform with Proof Points Internationally
In the U.S., Milk Makeup has a leading market position among clean brands in Sephora with strong partnership support and a burgeoning direct-to-consumer presence through milkmakeup.com. Milk Makeup also has a growing presence across Europe, the Middle East, Australia, New Zealand, the United Kingdom and cross-border in China. Milk Makeup has expanded its international presence over the past several years, including by increasing its footprint in the UK and throughout various jurisdictions in Europe in 2019, in the Middle East, cross-border China, Turkey and further in Europe in 2020, and in Australia, New Zealand and even more substantially in Europe in 2021, and we have aggressive plans to continue expanding our international footprint. We believe there is considerable opportunity to further increase penetration across all of the markets where we are currently competing while entering large untapped markets including mainland China, Russia, Brazil, Mexico and South Asia. Currently, outside of North America, international retail sales of Milk Makeup are highly diversified, with no single foreign country representing more than 3% of revenue.
Strong Historical Sales Growth with Potential for Future Growth and Gross Margin Expansion
Milk Makeup historically has experienced strong, double-digit yearly growth while improving product margins. Milk Makeup management expects year-over-year net sales growth in 2021, despite the impact of COVID 19 on the prestige makeup market. Milk also plans to execute margin expansion initiatives, including boosting direct-to-consumer sales and introducing higher margin products. See the Improve Operational Efficiency and Profitability section below for details.
Growth Opportunities
Grow Customer Base and Brand Awareness
Milk Makeup has a significant opportunity to increase our customer base and drive higher brand awareness and first purchase as consumers become more educated about our high-quality product offering and strong values around inclusivity and social responsibility. Based on a Sephora online survey that was conducted in June 2020, which surveyed a total of 4,675 women between the ages of 13-64 who had purchased beauty products for themselves in the past three months in the U.S., only approximately 20% of Sephora’s total beauty shoppers have awareness of the brand, and only 16% of this category of shopper has made a Milk Makeup product purchase. This total penetration level of 3% of Sephora US shoppers indicates a significant expansion opportunity that we can utilize and address.

Put into context in terms of ranking, Milk Makeup is the #13 makeup brand today within Sephora U.S. and we believe we can become a strong top 10 brand in every market. Incremental opportunities also exist with Milk Makeup’s other retail partnerships such as Cult Beauty and Selfridges, and additionally at new potential retailers.
We have several strategic initiatives to drive brand awareness. We plan on leveraging the strength of our current media ecosystem (for which we were recognized with more than 10 separate awards from multiple publications in 2021) and reinvesting in operational efficiencies to increase and improve marketing spend behind further expanding reach. Further, we plan to create collaborations with non-beauty brands to expand reach and increase brand appeal to new audiences. These efforts have the ultimate aim of attracting new Millennial customers while building upon the existing resonance with Gen-Z customers.
Accelerate Direct-to-Consumer Channel
In order to build and accelerate a substantial direct-to-consumer business, Milk Makeup has undertaken several initiatives that we believe will drive increased reach and improved repeat purchase rates and marketing efficiency. These strategic developments will also position the business with a diversified sales mix between e-commerce and retail sales channels. Our core direct-to-consumer initiatives include technological improvements (including website enhancement), optimization of the marketing funnel, development of the e-commerce team, rollout of direct-to-consumer exclusive offerings and building out operations to expand into new markets. Additionally, we plan to leverage the data-driven, asset-light Waldencast platform and e-commerce expertise, post-Business Combination, to further accelerate direct-to-consumer growth.
Expand Distribution to New Geographies and, Over Time, Potential New Retailers Domestically and Internationally
There are several large and meaningful potential retail partnerships in international markets for Milk Makeup to pursue. As compared to our current 100% Sephora door penetration in North America, we have less than 50% door penetration in Sephora stores located in Europe, the Middle East and Australia / New Zealand and have not yet entered Sephora Asia, Latin America or markets like Russia. Entering more Sephora doors internationally and enhancing this key partnership is a significant focus area. Further, Milk Makeup can potentially expand upon our Sephora European brick-and-mortar presence to address untapped opportunities with new channels. Additionally, new market opportunities also exist for Milk Makeup’s direct-to-consumer platform, as currently milkmakeup.com only ships products in the U.S. In alignment with our strategy to drive brand awareness, we plan to develop international capabilities that will allow it to service international markets over time. Finally, we have opportunities to expand our retail partner distribution network over time.
Extend Product Offerings
Milk Makeup plans to continue leveraging our relevance and appeal to bring to market an expanded product portfolio that both builds on existing category strengths such as primer and mascara while addressing new categories. As previously noted, we have established positions in Mascara, Primer, Blush & Bronzer, but also significant opportunity to enter into make-up adjacencies including Foundation / Concealer, Lash & Brow, Lip Color and eyeshadow. Further, we are exploring expanding further into Skincare and possibly entering other categories such as Haircare, Body, Bath & Shower and Fragrance over time.
Currently, our product portfolio consists of approximately 330 SKUs. Many other leading make-up specialist brands typically offer more than 1,500 SKUs (with some offering as many as 7,000), highlighting the potential to increase market capacity for our product pipeline.
Improve Operational Efficiency and Profitability
As Milk Makeup gains scale, there are several initiatives in place to drive improved operational efficiency and profitability. Our new cost-of-goods-sold framework, featuring annual negotiations and value analysis on hero SKUs as well as gross margin targets for new products, will facilitate gross margin expansion. Other strategic tactics include annual price increases on key SKUs, further expansion into higher margin categories (complexion and skincare) and an evolving channel mix that is more accretive. To help address rising operating costs, Milk Makeup will continue to undergo forecasting and supply chain optimization projects. With these key developments, we believe that we can continue to scale rapidly and profitably. While the global supply chain disruption is impacting the overall market, we have taken a proactive approach to protecting ourselves including increasing stock coverage on our hero products.

Leverage Favorable Industry Tailwinds
Milk Makeup is well-positioned to capitalize on strong and favorable industry tailwinds. Color cosmetics is a $66.0 billion industry with an estimated CAGR of 7.0% from 2021-2023. With consumer desires shifting towards for quality clean, natural and vegan products, over price considerations, we believe that our brand position as an authentic and innovative provider of vegan, clean, cruelty-free products provides us an advantage in addressing these evolving customer dynamics. Additionally, in accordance with broader consumer sentiment focusing on environmental and other environmental, social and governance (“ESG”) concerns, we constantly evaluate our packaging for more sustainable options, further reinforcing our credibility as a desirable brand for consumers searching for those attributes. We believe that these consumer desires will only increase over time and that they will help to propel our business as we scale globally.
Customers
Our objective is to build a robust global, omni-channel network connecting our brand and products with potential consumers. Our strategy is to build best in class owned e-commerce and social platforms while building strong relationships globally with select omni-channel retailers. Our executives work with executives of major retail accounts on a regular basis, and we believe that we are viewed as an important supplier to these customers.
Values & Commitments Overview
We believe that a key strength and point of differentiation for us with our community are our shared values and the commitments that we have made to uphold them. Strong ESG scores and values are table stakes for young consumers and mandatory for modern brands. These are present in everything that we do.
“Clean” Products
From day 1, we have always strived to create breakthrough, effective products that are also clean, vegan and cruelty-free. When we launched, we called our product ethos “cool, clean beauty that works.”
At Milk Makeup, we use the word “clean” to describe how we formulate our products. We define “clean” using the following five factors:
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No Animal Products and Byproducts: All of our products are Leaping Bunny Certified, which means that Milk Makeup does not test on animals at any stage in its supply chain. Additionally, our products have no animal derivatives and are 100% vegan.

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“Clean” Ingredients: We are dedicated to creating natural products, which means our products will never contain any of the over 2,500 controversial and potentially harmful or irritating ingredients, including parabens, sulfates, BHA, BPA, plastic microbeads, talc, urea, retinyl palmitate, mercury or mercury-containing ingredients, resorcinol, formaldehyde, aluminum salts, and mineral oil. We publish a complete and growing list of ingredients it will never use in our “Ingredient No List.”

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Natural Products: Milk Makeup follows ISO 16128 guidelines, where “natural” means plant, mineral, and/or microbiologically derived ingredients. We want to bring products that are as natural as possible to our community, while also not compromising on quality and performance. We are always striving to improve, and are currently working toward making new formulas that are over 80% natural.

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Ethically Sourced Ingredients: We have committed to ethical and responsible sourcing for our formulas from start to finish. For any products containing mica or palm-derived ingredients, we only use ethically sourced and sustainable mica and sustainability certified palm-derived ingredients. Milk Makeup also exclusively works with GMP (Good Manufacturing Practice) compliant factories.

Dedication to More Sustainable Packaging
Since our launch in 2016, Milk Makeup has focused on creating packaging that is iconic, innovative, easy to use, and pairs perfectly with our formulas. We are also committed to reducing our overall impact on the environment. We recognize that we have a lot of work to do in this area and are constantly striving to make our packaging more sustainable, starting with new products and continuing on to shipping and partnerships. We are focusing on the following 4 sustainability initiatives:
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More Sustainable Shipping: Starting in January 2021, we redesigned our e-commerce shipping system and started transporting our products in a new, sustainable shipping box and bag. Our new shipping box is printed with petroleum-free plant-based inks and its inner bag is made from 100% post-consumer waste, both of which are made in the U.S. Both the new box and bag are both 100% recyclable once the adhesive strip on the packaging is removed.

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Environmentally Friendly In-Store Packaging: Milk Makeup is working to use less plastic, offer more refills and use more post-consumer resin and recyclable materials on packaging and in-store merchandising, which includes launching new product display systems that use 63% less plastic on average than previous displays, introducing refills where possible, and exploring the use of mono plastic to make recycling easier.

•	How2Recycle Partnership: In the U.S. and Canada, we have partnered with How2Recycle to help develop labels to communicate clear recycling instructions on our products.
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g2 revolution Partnership: Milk Makeup has partnered with g2 revolution, a specialty recycling solutions program that helps to develop ways to responsibly dispose of hard to recycle excess products and components.

Commitment to Diversity and Inclusion
Milk Makeup’s mission is to empower our community to live their look. We believe in beauty for all, which means we are committed to the importance of diversity, equity and inclusion (“DE&I”). This commitment starts by striving to create a workplace where everyone can thrive.
We have made five commitments with respect to DE&I within our teams, consumers and partners and we have, and intend to continue to update them on our progress with respect to these commitments every six months. These include increasing representation among our teams and partners, educating, communicating and taking action internally to support our DE&I objectives, giving back 1% of our sales from our website to The Center NYC and 1% to the Fashion Scholarship Fund and being accountable by providing updates on our progress every June and December.
Properties
We strive to be an “asset light” organization. Milk Makeup’s corporate headquarters are located in New York, New York, where Milk Makeup occupies facilities totaling approximately 17,500 rentable square feet under a lease that expires November 30, 2030. Milk Makeup primarily uses these facilities for corporate offices and as an in-house studio. Additionally, Milk Makeup subleases from Milk Studios Los Angeles LLC certain space in Los Angeles, CA for a fee of $0.015 million per month. Milk Makeup primarily uses these facilities for corporate offices and as an in-house studio.
Milk Makeup is provided fulfillment services by a third-party. Milk and Distribution Corp. (the “Dotcom”) have entered into a master service agreement on July 13, 2017, as amended on July 10, 2020 (the “Service Agreement”). Pursuant to the Service Agreement, Dotcom shall provide the fulfillment services to Milk in exchange for the service fees set forth therein. The primary purpose of this Services Agreement is to receive finished goods and sample products from co-manufacturers, to store goods at a warehouse in New Jersey, and to distribute and fulfill goods to wholesale and e-commerce customers. Once finished goods are received, they are stored in a dedicated Milk Makeup location in the warehouse. Other responsibilities of the services provided include inventory management through cycle counts and physical inventory, and client relations responsible for SLA reporting, collecting forecasts, program planning, end of day reporting, weekly/monthly meetings and QBRs. Milk may request Dotcom to provide additional services and Dotcom has the right to increase its fees on each anniversary date of the Service Agreement. The start date of the original Service Agreement is July 13, 2017. Such Service Agreement shall continue for 36 months and can be automatically renewed for another 12 months unless terminated early by either party by giving advanced written notice. An amendment to the original Service Agreement was entered into on July 10, 2020 to extend such Service Agreement to December 31, 2023 unless terminated by either party with 150 days’ notice.
Milk Makeup does not own any real property.
Employees
Milk Makeup’s success depends on its employees and the culture that attracts them. Milk Makeup has built a team of industry professionals focused on promoting beauty for all. Milk Makeup’s culture focuses on creativity, self-expression, inclusion, respect and trust. As of December 20, 2021, Milk Makeup had 52 full time employees. None of Milk Makeup’s employees are represented by a labor organization or are a party to any collective bargaining agreement.
Milk Makeup is dedicated to employing a more diverse and inclusive hiring and interviewing practice resulting in the hiring of more individuals who identify as BIPOC. Milk Makeup has also partnered with recruitment agencies who represent talent who identify as BIPOC. 38% of Milk Makeup’s employees identify as BIPOC. Those team members are represented in Vice President, Director, Manager, Generalist, and Specialist roles across the brand. Milk Makeup considers its relationships with employees to be vital, and is focused on creating a great place to work through the effective attraction, development, retention of and compensation to human resource talent.
Trademarks, Patents and Domain Names
Milk Makeup believes that our intellectual property has substantial value and has contributed significantly to the success of our business. We rely on a combination of trademark, trade dress, copyright and trade secret protection to protect our brands, formulas and other intellectual property. Milk Makeup’s primary intellectual property includes our brands and trademark rights, including the Milk Makeup brand, for which we have established strong common law rights in the U.S. in association with cosmetics. The Milk Makeup brand has significant consumer recognition. Milk Makeup’s trademarks are valuable assets that reinforce the distinctiveness of our brand and its customers’ favorable perception of our products.
Milk Makeup has trademark registrations and applications pending for stylizations of the Milk Makeup name in Australia, South Korea, China, and the United Kingdom. In addition, we have trademarks registered and applications pending throughout the world for our stylized logos in Australia, Bahrain, Brazil, Canada, China, the EU, Hong Kong, India, Indonesia, Israel, Japan, Kuwait, Malaysia, Mexico, Qatar, Russia, Saudi Arabia, Singapore, South Korea, Thailand, the UAE, the United Kingdom and the U.S. From time to time, we apply to register trademarks for our other brands in the U.S. and other countries. The registrations of these trademarks in the U.S. and foreign jurisdictions are generally effective for terms of ten years and require periodic renewals, which for our trademark registrations in the U.S., are presently scheduled between 2027 and 2031; provided that Milk Makeup continues to comply with all applicable renewal requirements, including, where necessary, the continued use of trademarks in connection with the listed goods. In addition to trademark protection, Milk Makeup owns numerous domain name registrations, including milkmakeup.com. Milk Makeup does not have any issued patents or pending patent applications.
Seasonality and Quarterly Results
Milk Makeup’s business is subject to moderate seasonal fluctuations driven by retail consumer purchasing habits and timing of purchases by our retail customers. Additionally, the COVID-19 pandemic had an impact on consumer behavior that resulted in temporary changes in the seasonal fluctuations of Milk Makeup’s business. As a result of moderate seasonal fluctuations, results for any interim period are not necessarily indicative of the results that may be achieved for the full fiscal year. Additionally, because a significant percentage of our net sales are currently concentrated in a limited number of customers, a change in the order pattern or product restocking by one or more of our large retail customers driven by new product launches, new store openings and/or promotions could cause a significant fluctuation of our quarterly results or impact our liquidity.
Government Regulation
Our operations and products are subject to regulation by governmental authorities including by the U.S. FDA, FTC, CPSC, as well as various other federal, state, local and foreign regulatory authorities. These laws and regulations principally relate to the design, development, manufacturing, processing, handling, testing, holding, storage, quality, safety, shipment, sale, ingredients, labeling, advertising, packaging, marketing, and disposal of our products.
Product Regulations — U.S.
Under the FDCA, cosmetics (including personal care products) are defined as articles or components of articles that are applied to the human body and intended to cleanse, beautify, promote attractiveness or alter its appearance, with the exception of “soap” as defined by FDA. The labeling of cosmetic products is also subject to the requirements of the FDCA, the Fair Packaging and Labeling Act, the Poison Prevention Packaging Act and other federal, state, and local laws and regulations, including without limitation FDA regulations, and those relating to consumer protection and consumer disclosures. Cosmetics are not subject to pre-market approval by the FDA, however, certain ingredients, such as color additives, must be pre-authorized.
The FTC, FDA and other Governmental Authorities also regulate advertising and product claims regarding the safety, performance and benefits of our products. These regulatory authorities typically require a safety assessment of the product or ingredient, and reasonable basis to support any marketing claims. As such, product claims must be adequately substantiated. What constitutes a reasonable basis for substantiation of claims can vary widely from market to market, and there is no assurance that our efforts to support our claims will be considered sufficient. The most significant area of risk for such activities relates to improper or unsubstantiated claims about the use and safety of our products. If the products or any ingredient therein is or is alleged to be adulterated or misbranded, or if the safety or effectiveness of the products or ingredients has not been adequately substantiated, or if any other product claims lack adequate substantiation or are alleged to be false or misleading, regulators may take enforcement action or impose penalties, such as monetary consumer redress, or consumer lawyers can bring claims or an action against us, including, among other things, seeking damages, an amendment of the claims, and/or injunctive or other equitable relief, such as requiring us to revise our marketing materials, preventing us from making certain claims about the products or ingredients, stop selling certain products, or requiring us to add a specific warning label or disclaimer about the products or ingredients. Any of which could harm our business, financial condition and results of operations. Other warnings or disclaimers may also be mandated pursuant to federal or state laws and regulations. We may also be subject to regulatory action if the FDA or other regulators determine our products, product ingredients, or operations do not comply with any applicable laws or regulations, and we could be required to stop selling, withdraw, recall, re-label or re-package any products on the market.
Our advertising for products is also regulated by the FTC under the Federal Trade Commission Act. Cosmetics and personal care products must be advertised and promoted truthfully and otherwise in compliance with state consumer protection laws prohibiting false advertising and unfair or deceptive trade practices. Also, under the federal Lanham Act, competitors and others can initiate litigation relating to advertising claims. A company that is found to have violated these laws may be subject to significant liability.
Regulatory authorities monitor cosmetic products’ regulatory compliance through market surveillance and inspection of cosmetics manufacturers and distributors to ensure, among other things, that the products’ labeling and advertising is not false nor misleading and is compliant with legal requirements, that the products do not contain false nor misleading labeling or harmful ingredients, that they are manufactured under sanitary conditions, or pursuant to cGMPs. Inspections also may arise from consumer or competitor complaints filed with or brought to the attention of regulatory authorities, including FDA or FTC. In the event a regulatory authority or a court identifies false or misleading labeling, unsanitary conditions, harmful ingredients, or otherwise a failure to comply with cGMPs or legal requirements, we may be requested or required by a regulatory authority or required by a court, or we may independently decide to conduct a recall or market withdrawal of our product or to make changes to our manufacturing processes or product formulations, labeling or marketing, which could result in an insufficient amount of our products in the market, impact our sales and/or harm our reputation. Fines or other payments may also be required by a regulator or a court. The FDA or other regulators may determine that our products cannot be marketed as is or do not meet the regulatory requirements, including without limitation with respect to labeling, marketing, or ingredient formulation, for the classification of product in which they are marketed. The FDA may take the position that we failed to satisfy premarket requirements for color additives, or that our products contain otherwise impermissible ingredients, in which case some or all of our products may be deemed adulterated or misbranded in violation of the FDCA.
The FDA evaluates whether a product is a drug, a cosmetic or both, including the “intended use” of a cosmetic product. If a cosmetic product is intended for use in the diagnosis, cure, mitigation, treatment or prevention of a disease condition or to affect the structure or function of the human body, the FDA will regulate the product as a drug. Drug products will then be subject to applicable requirements under the FDCA. The FDA may also consider labeling claims in determining the intended use of a product. If the FDA considers label claims for our cosmetic products to be claims affecting the structure or function of the human body, or considers label claims for our cosmetics products to be disease/treatment claims, those products may be regulated as “new” drugs. If such products were regulated as “new” drugs by the FDA, it would be necessary to obtain pre-market approval, which includes, among other things, conducting clinical trials to demonstrate safety and efficacy of our products in order to continue marketing those products. However, we may not have sufficient resources to conduct any required clinical studies and because clinical trial outcomes are uncertain we may not be able to demonstrate sufficient efficacy or safety data to resume future marketing of those products. Any of these actions could result in harm to our reputation or affect our ability to provide sufficient product to the market.
What constitutes a reasonable basis for substantiation of claims can vary widely from market to market, and there is no assurance that our efforts to support our claims will be considered sufficient. The most significant area of risk for such activities relates to improper or unsubstantiated claims about the use and safety of our products. If we cannot adequately support safety or substantiate our product claims, or if our promotional materials make claims that exceed the scope of allowed claims for the classification of the specific product, the FDA, FTC or other regulatory authority could take enforcement action or impose penalties, such as monetary consumer redress, requiring us to revise our marketing materials, amend our claims or stop selling certain products, all of which could harm our business, financial condition and results of operations. Any of these actions could result in harm to our reputation or affect our ability to provide sufficient product to the market. The FDA may change the regulations as to any product category, requiring a change in labeling, product formulation or analytical testing. However, we may not have sufficient resources to conduct any required analytical testing, reformulate the product or make required label changes, possibly resulting in an inability to continue or resume marketing these products. Any inquiries or investigations from the FDA, FTC or other foreign regulatory authorities into the regulatory status of our cosmetic products and any subsequent interruption in the marketing and sale of those products could severely damage our brand and company reputation in the marketplace.
We are also subject to a number of federal, state and foreign laws and regulations that affect companies conducting business on the Internet, or advertising on social media, including consumer protection regulations that regulate retailers and govern the promotion and sale of merchandise, including by third parties. Many of these laws and regulations are still evolving and being tested in courts, and could be interpreted in ways that could harm our business. These may involve user privacy, data protection, content, intellectual property, distribution, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, product liability, taxation, economic or other trade prohibitions or sanctions and online payment services. In particular, we are subject to federal, state and foreign laws regarding privacy and protection of people’s data. U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application, interpretation and enforcement of these laws and regulations are often uncertain, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices.
We are also subject to regulation by the CPSC under the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008. These statutes and the related regulations ban from the market consumer products that fail to comply with applicable product safety laws, regulations, and standards. The CPSC has the authority to require the recall, repair, replacement or refund of any such banned products or products that otherwise create a substantial risk of injury and may seek penalties for regulatory noncompliance under certain circumstances. CPSC regulations also require manufacturers of consumer products to report to the CPSC certain types of information regarding products that fail to comply with applicable regulations. Certain state laws also address the safety of consumer products, and mandate reporting requirements, and noncompliance may result in penalties or other regulatory action.
Segments
Milk Makeup operates its business as a single operating and reportable segment. For more information regarding segment reporting, see the section titled “Milk’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this proxy statement/prospectus.

Legal Proceedings
Milk Makeup is, from time to time, subject to, and is presently involved in, litigation and other proceedings. Milk Makeup believes that there are no pending lawsuits or claims that, individually or in the aggregate, may have a material adverse effect on the business, financial condition or results of operations.
A lawsuit was commenced in New York state court on June 27, 2016, captioned Joseph v. Rassi, et al., Case No. 510914/2016 (N.Y. Sup. Ct. Oct. 6, 2016) in which the plaintiff has asserted claims against founders Mazdack Rassi, Erez Shternlicht and Moishe Mana, as well as against Legs Media LLC, Milk Agency, LLC, Milk Makeup Holdings, LLC, Milk Makeup Management, LLC, Milk Studios, LLC, Milk and Scott Sassa. Plaintiff alleges that Rassi, Shternlicht, and Mana breached the duty they owed to Legs Media by misappropriating its “corporate opportunity” related to the Milk Makeup concept for their own benefit. There is a parallel proceeding in Delaware Court of Chancery, captioned Mana v. Joseph, Civil Action No. 12715 (Del. Ch. Sept. 2, 2016) in which Rassi, Mana, Shternlicht, Legs Media, LLC, Milk Studios, LLC, Milk, and Milk Agency, LLC have asserted various claims against Joseph and, among other things, are seeking declaratory judgment that Joseph has no ownership interest in Milk Studios, LLC or Milk. The Delaware litigation is currently stayed pending developments in the New York litigation. On April 13, 2022, Joseph filed a Motion for Injunctive Relief and to Compel Emergency Discovery seeking an order directing the defendants to produce certain documents related to the Milk Transaction and enjoining the parties to the Milk Transaction from completing the Milk Transaction until twenty-one (21) days after the defendants produce requested documents, allegedly to provide Joseph with sufficient time to determine whether to seek additional relief, including potentially a permanent injunction. The motion will be heard during the week of April 25, 2022.
Although Milk's management believes these allegations are without merit and the possibility of a material impact on its financial conditions or results of operation is remote, and Milk intends to defend vigorously against such allegations, any adverse determination against the founders, Milk or its affiliates in these proceedings, or even the allegations contained in the claims, regardless of whether they are ultimately found to be without merit, may result in distractions to management, reputational harm, injunctive relief, settlement costs, damages and/or defense costs that could adversely affect our business operations and financial condition. Because Milk’s management has concluded that an adverse outcome in this litigation is remote at this time, it has not established a contingency reserve in its financial statements with respect to such litigation in accordance with applicable GAAP accounting standards.
Additionally, certain founders of Milk have agreed, pursuant to an amended and restated founder support and indemnification agreement, dated January 24, 2019, subject to the terms and conditions thereto, to provide indemnification to Milk and its representatives for losses that arise from (i) any claims brought by or on behalf of any purported current or former holder of equity or rights in Milk or its affiliates arising out of facts and circumstances in existence prior to December 23, 2016, (ii) any claims against Milk by or on behalf of any Milk affiliates arising out of facts and circumstances in existence prior to December 23, 2016, and (iii) Milk’s maintenance and administration of benefit plans. The indemnification agreement would cover potential losses related to the previously disclosed outstanding litigation related to “corporate opportunity.”

OBAGI’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following discussion and analysis of the financial condition and results of operations of Obagi Global Holdings Limited (collectively with its subsidiaries), “Obagi”) should be read together with its respective audited financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020, and 2019, in each case together with related notes thereto, included elsewhere in this proxy statement/prospectus. The discussion and analysis should also be read together with the sections entitled “Information About Obagi” and “Unaudited Pro Forma Condensed Combined Financial Information.” Except where the context otherwise requires, the terms “we,” “us” and “our” in this discussion and analysis refer to Obagi prior to the Business Combination and to Obagi following the consummation of the Business Combination. The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of Obagi’s control. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this proxy statement/prospectus. Certain amounts may not foot due to rounding.
Overview
We are a global skincare company that develops, markets, and sells innovative skin health products in more than 60 countries around the world. With a 33-year legacy, today we exist to create the future of skin health so that every face is cared for everywhere. With our unique position rooted in the aesthetic physician community, we offer transformative solutions at various stages of the skincare journey to help consumers greet the future with confidence. Our product portfolio is designed to prevent or improve common, visible skin concerns such as fine lines and wrinkles, elasticity, photodamage, hyperpigmentation, acne, oxidative stress, environmental damage, and hydration.
Our product portfolio today includes more than 200 cosmetic, OTC and prescription products sold through three distinct brands—Obagi Medical, Obagi Clinical and Obagi Professional—as well as the Skintrinsiq device.
In the U.S., we sell our Obagi Medical systems and related products through our direct sales force to dermatologists, plastic surgeons and other physicians who are focused on aesthetic and therapeutic skincare, including physicians on site at medical spas. The medical professionals we sell to then dispense our products in-office directly to their patients, a distribution method commonly referred to as the “physician-dispensed” channel. We sell our Obagi Clinical products through retail channels, our Obagi Professional line will be sold to licensed aestheticians and spas, and the Skintrinsiq device is sold through the physician-dispensed channel as well as to aestheticians and spas.
Internationally we sell our products through distribution partners across Central America, Europe, the Middle East, and Asia. We also advance our development objectives through product and license agreements with third parties. These agreements may include patent and technology licenses, product licenses and new product collaboration agreements. We compete in the Japanese retail skin care markets through a strategic licensing agreement with a Japanese pharmaceutical manufacturer and distributor that sells a series of OTC and cosmetic products under the Obagi brand name in the Japanese retail channels.
Recent Events
Impact of COVID-19 Pandemic
In March 2020, the World Health Organization declared the novel strain of coronavirus (“COVID-19”), a global pandemic and recommended containment and mitigation measures worldwide. COVID-19 has disrupted everyday life and markets worldwide, leading to significant business and supply-chain disruption, as well as broad-based changes in supply and demand. While the quarantine, social distancing and other regulatory measures instituted or recommended in response to COVID-19 are expected to be temporary, the duration of the business disruptions, and related financial impact, cannot be estimated at this time.
The direct impact of COVID-19 on our business, beyond disruptions to normal business operations, resulted from the closure of physician customers’ practices for several weeks, which greatly diminished demand for our products. Although some of these customers have now established websites to be able to provide products to their patients through online sales, any re-implementation of similar restrictions could have a material impact on our future net revenue.

In addition, the COVID-19 pandemic has caused us to modify our business practices, including accelerating the launch of a redesigned website to enable us to sell our own products online, creating an e-commerce platform to enable our physician customers to sell Obagi products online to their patients, designing a “Door-Step Delivery Program” for our customers’ patients, and investing in our “Helping Hands” program to provide free hand sanitizer to healthcare professionals. To help ensure the health and safety of our employees, we also created COVID-19 response teams to provide support to employees to address new challenges as a result of COVID-19 and transitioned to a hybrid work environment where employees are in the office on a part-time basis. We may take further actions as may be required by Governmental Authorities or as we determine is in the best interests of our employees, customers and their patients, any of which may require unanticipated investments in management time and money.
While the impact of COVID-19 on our manufacturing and supply chain, sales and marketing, and commercial and clinical trial operations, to date has not been material, the impact of COVID-19 over the long-term is uncertain and cannot be predicted with confidence.
The extent of the continued impact of the COVID-19 pandemic on our operational and financial performance will depend on various future developments, including the duration and spread of the outbreak, the timing and nature of actions taken to respond to COVID-19, and the resulting economic consequences and the impact on our customers, consumers and employees, all of which is uncertain at this time.
Indebtedness
In December 2018, we entered into a credit agreement (the “2018 Credit Agreement”) with a syndicate of lenders including Wells Fargo Bank, National Association as administrative agent for the lenders. The 2018 Credit Agreement included a revolving credit facility with borrowing capacity of up to $35.0 million (“2018 Revolving Credit Facility”). In March 2020, we increased the 2018 Revolving Credit Facility by an additional $10.0 million, to $45.0 million, to help us manage our capital needs in response to COVID-19.
We also received a loan from the Paycheck Protection Program (the “PPP”) in May 2020 in the amount of $6.8 million (the “PPP Loan”). The PPP was established as part of the CARES Act and provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. We were able to utilize the full amount to protect our employees as part of our initiatives to respond to COVID-19. We used the proceeds for purposes consistent with the PPP, and in June 2021, the full amount of the PPP Loan was forgiven, inclusive of accrued interest of $0.1 million. We recognized a gain on forgiveness of the PPP Loan of $6.8 million during the year ended December 31, 2021.
Business Combination
In accounting for the Business Combination Agreement, Waldencast will be deemed to be the accounting acquirer and will continue as the SEC registrant. We will be the accounting acquiree, however we will be considered the predecessor entity for purposes of financial reporting. Accordingly, our financial statements for previous periods will be disclosed in Waldencast’s future periodic reports filed with the SEC. Under the acquisition method of accounting, Waldencast’s assets and liabilities will retain their carrying values and the assets and liabilities associated with us and Milk will be recorded at their fair values measured as of the acquisition date, which will create a new basis of accounting. The excess of the purchase price over the estimated fair values of the net assets acquired will be recorded as goodwill. The fair value measurement period will remain open upon the consummation of the Business Combination while Waldencast awaits further information and analysis to determine the acquisition date fair values of certain acquired assets and assumed liabilities. Consequently, our basis of accounting, including our assets and liabilities and results of operations for periods after the consummation of the Business Combination will not be comparable to those reflected in the audited consolidated financial statements included in this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information.”
Immediately prior to the closing of the Business Combination, we will carve out and distribute 100% of the business of Obagi Hong Kong and certain related entities and assets (the “Obagi China Business”) to our shareholder, Cedarwalk pursuant to the Obagi China Distribution. Following the Obagi China Distribution , the Obagi China Business will continue to be held by Cedarwalk, which will also own approximately 18.3% of the fully diluted Waldencast plc Class A ordinary shares as of the closing of the Business Combination (assuming no shareholder redemptions). In connection with the Obagi China Distribution, Obagi Hong Kong Limited will enter into the Supply Agreement and IP License Agreement with us, under which it will pay us royalties based on its sales of Obagi branded products in the China Region. Following the close of the Business Combination our future results will not be comparable to the historical financial results of Obagi, which include the operating results of the Obagi China Business. Please refer to “Unaudited Pro Forma Condensed Combined Financial Information” for the depiction of the impact on our historical financial statements of disposing of the Obagi China Business and combining with Waldencast and Milk Makeup.
Non-GAAP Financial Measures
In addition to our results of operations and measures of performance determined in accordance with U.S. GAAP, we believe that certain non-GAAP financial measures are useful in evaluating and comparing our financial and operational performance over multiple periods, identifying trends affecting our business, formulating business plans, and making strategic decisions.
Adjusted Gross Profit and Adjusted EBITDA are key performance measures that our management uses to assess our financial performance and for internal planning and forecasting purposes. We believe these non-GAAP measures are also useful to investors and other interested parties in evaluating our operating performance, as they are similar to measures reported by our public competitors.
Adjusted Gross Profit and Adjusted EBITDA are not intended to be substitutes for any GAAP financial measures and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.
Adjusted Gross Profit reflects GAAP net revenue less cost of goods sold exclusive of depreciation and amortization expense. Adjusted gross profit is reconciled to GAAP gross profit, which is not presented on the consolidated statements of operations and comprehensive income (loss) but represents the most comparable GAAP metric. GAAP gross profit reflects GAAP net revenue less cost of goods sold (exclusive of depreciation and amortization expense) and less certain intangible asset amortization expense pertaining to cost of goods sold.
We define and calculate Adjusted EBITDA as GAAP net income (loss) before interest income or expense, income tax expense, depreciation and amortization, and further adjusted for the following items: one-time restructuring and transaction-related costs as described in the reconciliation below.
Adjusted Gross Profit and Adjusted EBITDA exclude certain expenses that are required in accordance with GAAP because they are non-core to our regular business, such as transaction-related costs; non-cash expenses, such as depreciation and amortization; or other expenses that are not related to our underlying business performance, such as interest expense. There are limitations to non-GAAP financial measures because they exclude charges and credits that are required to be included in GAAP financial presentation. The items excluded from GAAP financial measures such as net income/loss to arrive at non-GAAP financial measures are significant components for understanding and assessing our financial performance. Non-GAAP financial measures should be considered together with, and not alternatives to, financial measures prepared in accordance with GAAP.
Adjusted Gross Profit
The table below presents our Adjusted Gross Profit reconciled to GAAP gross profit, as explained above.
	Year Ended December 31,
(in thousands)	2021	2020	2019
Net revenue	$206,069	$84,145	$117,085
Cost of goods sold (exclusive of depreciation and amortization expense)	48,708	19,969	26,687
Amortization expense(1)	4,889	4,890	4,871
Gross profit	$152,472	$59,286	$85,527
Add: Amortization expense(1)	4,889	4,890	4,871
Adjusted gross profit	$157,361	$64,176	$90,398
(1)	Includes supply agreement and developed technology intangible asset amortization expense that pertains to cost of goods sold.

Adjusted EBITDA
The table below presents our adjusted EBITDA reconciled to our net income (loss), the closest GAAP measure for the periods indicated:
	Year Ended December 31,
(in thousands)	2021	2020	2019
Net (loss) income	$(70)	$(9,171)	$5,820
Adjusted for:
Interest expense	11,156	6,281	6,834
Income tax expense (benefit)	11,301	(5,094)	(1,589)
Depreciation and amortization	14,053	13,426	12,940
Restructuring cost(1)(2)	1,972	—	—
Transaction related costs(1)(3)	5,244	—	—
Loss on extinguishment of debt	2,317	—	—
Gain on PPP Loan forgiveness	(6,824)	—	—
Adjusted EBITDA(3)	$39,149	$5,442	$24,005
(1)	We did not incur any non-core restructuring or transaction costs; therefore no adjustments were made for these amounts for the year ended December 31, 2020 and 2019.
(2)	Includes certain one-time costs incurred to realign the company’s organizational structure to support new strategies and relocate corporate headquarters.
(3)	Includes mainly advisory, consulting, accounting and legal expenses in connection with the Business Combination (see “Business Combination” section within).
Components of Results of Operations
Net Revenue
Net revenue is generated primarily from two sources: (1) product sales and (2) royalties.
Net Product Sales
We generate product sales revenue from sales of our products to distributors and directly to retailers. We recognize revenue for product sales at a point in time, when transfer of control has passed to the customer, based on the terms of the sale. In the U.S., we sell the majority our products to healthcare professionals through an authorized wholesale distributor, Boxout Health. Under this model, we sell the products to Boxout Health, which then sells the products through to our physician customers when they order them. We recognize revenue for product sales to our U.S. physician customers upon transfer of control to Boxout. As a result, Boxout Health accounted for approximately 34%, 54%, and 61% of our net revenue during the years ended December 31, 2021, 2020, and 2019, respectively. Product sales revenue is recognized net of provisions for estimated discounts and allowances, chargebacks, distribution fees, returns, and rebates. Chargebacks are a result of promotional product discounts that we provide to physicians on sales from Boxout. When Boxout reports the chargebacks to us, we reimburse Boxout for the discounts taken. Product sales revenue primarily includes revenue from our two sales channels: Obagi Medical and Obagi Clinical. In addition, in July 2021 we launched our Skintrinsiq device.
Royalties
We also generate royalty revenue from the sale of products in the Japanese retail skin care markets through a strategic licensing agreement with a Japanese pharmaceutical manufacturer and distributor that sells a series of OTC and cosmetic products under the Obagi brand name in the Japanese retail channels . Revenue for royalty income is recognized in the period that corresponds to the related Rohto net sales and is presented within the Obagi Medical sales channel. Our royalty revenue from skin health systems and products in Japan was approximately $5.7 million, or 2.8% of our net revenue, $5.9 million, or 7.0% of our net revenue, and $6.3 million, or 5.4% of our net revenue, for the year ended December 31, 2021, 2020, and 2019, respectively.
Cost of Goods Sold (exclusive of depreciation and amortization shown separately below)
Cost of goods sold consists primarily of expenses related to inventory, including when inventory is sold or written down. We expect that cost of revenue will increase in absolute dollars as our revenue grows and will vary from period-to-period as a percentage of revenue.

Selling, General, and Administrative
Selling, general and administrative costs include expenses we incur in our normal course of business relating to salaries, bonuses and benefits, marketing, office supplies, computer and technology, rent and utilities, insurance, legal and professional fees, city, state and property taxes, and advertising expenses. We expect that selling, general and administrative expenses will increase in absolute dollars as we continue to invest in building and maintaining our customer base, grow our business, enhance our brand awareness, hire additional personnel and upgrade and expand our systems, processes, and controls to support the growth in our business, as well as our increased compliance and reporting requirements as a public company.
In connection with the Business Combination, we expect to incur incremental ongoing and one-time expenses. We expect our incremental ongoing costs to include additional selling, general and administrative expenses including legal, consulting, regulatory, accounting, insurance, investor relations and other expenses. The Sarbanes-Oxley Act, as well as rules adopted by the SEC and national securities exchanges, require public companies to implement specified corporate governance practices that are not currently applicable to us as a private company. These additional rules and regulations will increase our legal, regulatory, financial and insurance compliance costs. We expect any one-time expenses incurred in connection with the Business Combination to include professional fees, consulting fees and certain filing and listing fees.
Research and Development
Substantially all research and development expenses are related to new product development and design improvements in current products.
Research and development costs primarily consist of employee-related costs, including salaries, bonuses, and benefits. We plan to continue to invest in personnel to support our research and development efforts. As a result, we expect that research and development expenses will increase in absolute dollars for the foreseeable future as we continue to invest to support these activities.
Depreciation and Amortization
Depreciation and amortization expenses are related to our equipment and intangible assets. Cost of goods sold is presented on the consolidated statements of operations and comprehensive income (loss) exclusive of depreciation and amortization expense.
Results of Operations
Comparison of the Years Ended December 31, 2021 and 2020
The following tables summarize our consolidated statements of operations data, in dollars and as a percentage of total revenue, for the fiscal year ended December 31, 2021 and 2020.
	Year Ended December 31,		2021 vs 2020
(in thousands, except percentages)	2021	2020	$ Change	% Change
Net revenue	$206,069	$84,145	$121,924	144.9%
Cost of goods sold (exclusive of depreciation and amortization expense)	48,708	19,969	28,739	143.9%
Selling, general and administrative	118,243	54,794	63,449	115.8%
Research and development	6,991	3,929	3,062	77.9%
Depreciation and amortization	14,053	13,426	627	4.7%
Total operating expenses	187,995	92,118	95,877	104.3%
Operating income (loss)	18,074	(7,973)	26,047	(326.7)%
Interest expense	11,156	6,281	4,875	77.6%
Loss on extinguishment of debt	2,317	—	2,317	100.0%
Gain on PPP Loan forgiveness (Note 8)	(6,824)	—	(6,824)	(100.0)%
Other expense – net	194	11	183	n.m.
Income (loss) before income taxes	11,231	(14,265)	25,496	(178.7)%
Income tax expense (benefit)	11,301	(5,094)	16,395	(321.8)%
Net (loss) income	(70)	(9,171)	9,101	(99.2)%
n.m. = not meaningful

Net Revenue
The following tables provide our revenue by sales channel, as well as by revenue source and geographic region (based on the location of the end customer), for the periods presented.
	Year Ended December 31,		2021 vs 2020
(in thousands, except percentages)	2021	2020	$Change	% Change
Sales Channel
Medical	$198,592	$82,532	$116,060	140.6%
as a percentage of total revenue	96.4%	98.1%
Clinical	$6,268	$1,613	$4,655	288.6%
as a percentage of total revenue	3.0%	1.9%
Other	$1,209	$—	$1,209	100.0%
as a percentage of total revenue	0.6%	—
Total	$206,069	$84,145	$121,924	144.9%
	Year Ended December 31,		2021 vs 2020
(in thousands, except percentages)	2021	2020	$ Change	% Change
Source and Region
North America	$92,771	$55,389	$37,382	67.5%
as a percentage of total revenue	45.1%	65.8%
Asia Pacific	$91,908	$16,696	$75,212	450.5%
as a percentage of total revenue	44.6%	19.8%
Rest of the World	$15,678	$6,156	$9,522	154.7%
as a percentage of total revenue	7.6%	7.3%
Net Product Sales	$200,357	$78,241	$122,116	156.1%
as a percentage of total revenue	97.2%	93.0%
Asia Pacific Royalties	$5,712	$5,904	$(192)	(3.3)%
as a percentage of total revenue	2.8%	7.0%
Total	$206,069	$84,145	$121,924	144.9%
Net revenue increased by $121.9 million, or 144.9%, for the year ended December 31, 2021, compared to the same period in 2020, primarily due to increased product sales of $122.1 million. The increase in product sales was primarily attributable to a $131.0 million increase resulting from the impact of partial economic recovery from COVID-19, sales of a newly launched skincare device, and increased wholesale and international distributor revenue, primarily in our North America and Asia Pacific regions, including $125 million, $4.6 million and $1.4 million increases to our Medical, Clinical, and Other sales channels, respectively. A further increase of $3.6 million was a result of increased online sales as we continued to develop our website capabilities and which primarily impacted our Medical sales channel. These increases were partially offset by $12.8 million in additional sales discounts and allowances, distribution service fees, and sales returns impacting the Medical sales channel due to the increase in sales volumes resulting from the economic recovery from COVID-19.
Royalty revenue remained relatively consistent for the year ended December 31, 2021 compared to the same period in 2020.
Cost of Goods Sold (exclusive of depreciation and amortization)
	Year Ended December 31,		2021 vs 2020
(in thousands, except percentages)	2021	2020	$ Change	% Change
Cost of goods sold (exclusive of depreciation and amortization)	$48,708	$19,969	$28,739	143.9%
as a percentage of total revenue	23.6%	23.7%
Cost of goods sold (exclusive of depreciation and amortization) for the year ended December 31, 2021 increased by $28.7 million, or 143.9%, compared to same period in 2020, which was primarily driven by increased sales associated with the partial economic recovery from COVID-19 that increased the cost of goods sold by $29.3 million and increased freight costs by $0.9 million. The increase in costs of goods sold was partially offset by a decrease of $1.5 million for a favorable product pricing arrangement for a specific product with one of our vendors and an increase of $0.6 million in product returns.

Selling, General and Administrative
	Year Ended December 31,		2021 vs 2020
(in thousands, except percentages)	2021	2020	$ Change	% Change
Selling, general and administrative	$118,243	$54,794	$63,449	115.8%
as a percentage of total revenue	57.4%	65.1%
Selling, general and administrative expenses increased by $63.4 million or 115.8% for the year ended December 31, 2021 compared to the same period in 2020, which was attributable to an increase of $55.2 million in selling expenses and $8.2 million in general and administrative expense.
The increase in selling expenses was primarily driven by (a) a $35.6 million increase in additional fees paid to distributors; (b) a $0.7 million increase in credit card fees from increased sales volume; (c) an $11.0 million increase in marketing, advertising, and promotions primarily related to increased marketing in China, new product launches, and website development, partially offset by a $1.3 million decrease in celebrity endorsements; (d) a $4.7 million increase in salaries and wages due to increased headcount for new product marketing initiatives, increased commissions as sales increased, and providing more employee rewards; and (e) a $1.4 million increase due to additional border taxes resulting from increased sales in China.
The increase in general and administrative expenses was primarily driven by a $5.2 million increase in fees resulting from the Business Combination, a $2.3 million increase in wages and salaries and employees benefits due to general increases in salaries and wages as the economy partially recovered, and a $0.5 million increase in consulting fees.
Research and Development
	Year Ended December 31,		2021 vs 2020
(in thousands, except percentages)	2021	2020	$ Change	% Change
Research and development	$6,991	$3,929	$3,062	77.9%
as a percentage of total revenue	3.4%	4.7%
Research and development expenses increased by $3.1 million, or 77.9% for the year ended December 31, 2021 compared to the same period in 2020 primarily due to a $2.1 million increase in regulatory compliance spending in the fiscal year 2021 and a $0.5 million increase related to product development.
Depreciation and Amortization
	Year Ended December 31,		2021 vs 2020
(in thousands, except percentages)	2021	2020	$ Change	% Change
Depreciation and amortization	$14,053	$13,426	$627	4.7%
as a percentage of total revenue	6.8%	16.0%
Depreciation and amortization expenses remained relatively consistent for the year ended December 31, 2021 when compared to the same period in 2020.
Interest Expense
	Year Ended December 31,		2021 vs 2020
(in thousands, except percentages)	2021	2020	$ Change	% Change
Interest expense	$11,156	$6,281	$4,875	77.6%
as a percentage of total revenue	5.4%	7.5%
Interest expense increased by $4.9 million, or 77.6% for the year ended December 31, 2021 compared to 2020. The increase was primarily due to refinancing of our debt in March 2021 at higher interest rates as well as additional borrowings incurred from the bank in the latter half of the 2020 fiscal year.

Loss on Extinguishment of Debt
	Year Ended December 31,		2021 vs 2020
(in thousands, except percentages)	2021	2020	$ Change	% Change
Loss on extinguishment of debt	$2,317	$—	$2,317	100%
as a percentage of total revenue	1.1%	—
The loss on extinguishment of debt for the year ended December 31, 2021 is primarily related to the write-off of previously deferred financing costs due to the refinancing of our debt in March 2021.
Gain on PPP Loan Forgiveness
	Year Ended December 31,		2021 vs 2020
(in thousands, except percentages)	2021	2020	$ Change	% Change
Gain on PPP Loan forgiveness (Note 8)	$(6,824)	$—	$(6,824)	(100)%
as a percentage of total revenue	3.3%	—
For the year ended December 31, 2021, we recognized a gain of $6.8 million associated with the forgiveness of the PPP Loan borrowed in 2020.
Income Tax Expense (Benefit)
	Year Ended December 31,		2021 vs 2020
(in thousands, except percentages)	2021	2020	$ Change	% Change
Income tax expense (benefit)	$11,301	$(5,094)	$16,395	(321.8)%
Effective tax rate	100.6%	35.6%
For the year ended December 31, 2021, income tax expense of $11.3 million was recognized, with a corresponding effective tax rate of 100.6%, compared to an income tax benefit of $5.1 million recognized for the year ended December 31, 2020, with a corresponding effective tax rate of 35.6%. The increase in the effective tax rate for the year ended December 31, 2021 when compared to the year ended December 31, 2020, was primarily attributable to the valuation allowance of $14.3 million recognized to account for the portion of the deferred tax asset that is more likely than not to be realized due to a cumulative loss incurred in our U.S. subsidiary over the three-year period ended December 31, 2021 (see Note 13 to our condensed consolidated financial statements included elsewhere in this prospectus for more information). This was partially offset by the change in the mix of pre-tax earnings in tax jurisdictions with different statutory tax rates during the comparable periods as well as the nontaxable gain on the PPP Loan forgiveness.
Comparison of the Years Ended December 31, 2020 and 2019
The following tables summarize our consolidated statements of operations data, in dollars and as a percentage of total revenue, for the fiscal year ended December 31, 2020 and 2019.
	Year Ended December 31,		2020 vs. 2019
(in thousands, except percentages)	2020	2019	$ Change	% Change
Net revenue	$84,145	$117,085	$(32,940)	(28.1)%
Cost of goods sold (exclusive of depreciation and amortization expense)	19,969	26,687	(6,718)	(25.2)%
Selling, general and administrative	54,794	62,762	(7,968)	(12.7)%
Research and development	3,929	3,484	445	12.8%
Depreciation and amortization	13,426	12,940	486	3.8%
Total operating expenses	92,118	105,873	(13,755)	(13.0)%
Operating income (loss)	(7,973)	11,212	(19,185)	(171.1)%

	Year Ended December 31,		2020 vs. 2019
(in thousands, except percentages)	2020	2019	$ Change	% Change
Interest expense	6,281	6,834	(553)	(8.1)%
Other expense – net	11	147	(136)	n.m.
(Loss) income before income taxes	(14,265)	4,231	(18,496)	(437.2)%
Income tax benefit	(5,094)	(1,589)	(3,505)	220.6%
Net (loss) income	(9,171)	5,820	(14,991)	(257.6)%
n.m. = not meaningful
Net Revenue
The following tables provide our revenue by sales channel, as well as by revenue source and geographic region (based on the location of the end customer), for the periods presented.
	Year Ended December 31,		2020 vs 2019
(in thousands, except percentages)	2020	2019	$ Change	% Change
Sales Channel
Medical	$82,532	$114,585	$(32,053)	(28.0)%
as a percentage of total revenue	98.1%	97.9%
Clinical	$1,613	$2,500	$(887)	(35.5)%
as a percentage of total revenue	1.9%	2.1%
Total	$84,145	$117,085	$(32,940)	(28.1)%
	Year Ended December 31,		2020 vs 2019
(in thousands, except percentages)	2020	2019	$ Change	% Change
Source and Region
North America	$55,389	$85,025	$(29,636)	(34.9)%
as a percentage of total revenue	65.8%	72.6%
Asia Pacific	$16,696	$20,496	$(3,800)	(18.5)%
as a percentage of total revenue	19.8%	17.5%
Rest of the World	$6,156	$5,225	$931	17.8%
as a percentage of total revenue	7.3%	4.5%
Net Product Sales	$78,241	$110,746	$(32,505)	(29.4)%
as a percentage of total revenue	93.0%	94.6%
Asia Pacific Royalties	$5,904	$6,339	$(435)	(6.9)%
as a percentage of total revenue	7.0%	5.4%
Total	$84,145	$117,085	$(32,940)	(28.1)%
Net revenue decreased by $32.9 million, or 28.1%, for the year ended December 31, 2020, compared to the same period in 2019, due primarily to a decrease of $40.5 million in product sales, including $38.3 million and $2.2 million decreases in Medical and Clinical sales channels, respectively. The decrease in product sales was primarily attributable to the effects of COVID-19 in our North America and Asia Pacific geographic regions, which impacted all product categories as a result of the closure of physician offices as well as lower demand for skincare products. The decrease in product sales also reduced the number of physician chargebacks by $5.3 million, impacting the Medical sales channel. This decrease was partially offset by $3.0 million in the Medical sales channel from the discontinuance of prompt pay discounts for certain customers and rebates for international distributors; by an increase in net revenue of $0.9 million in the Medical sales channel primarily due to increased market share in Europe, which was slightly offset by decreased market share in Africa and South America; and by an increase of $0.7 million in the Medical sales channel for a favorable product pricing arrangement as a result of dual sourced products.
Royalty revenue remained relatively consistent for the year ended December 31, 2020 when compared to the same period in 2019.

Cost of Goods Sold (exclusive of depreciation and amortization)
	Year Ended December 31,		2020 vs. 2019
(in thousands, except percentages)	2020	2019	$ Change	% Change
Cost of goods sold (exclusive of depreciation and amortization)	$19,969	$26,687	$(6,718)	(25.2)%
as a percentage of total revenue	23.7%	22.8%
Cost of goods sold for the year ended December 31, 2020 decreased by $6.7 million, or 25.2%, compared to same period in 2019 due to the decline in sales caused primarily by the impact of COVID-19. Additionally, freight and storage costs decreased by $1.0 million and $0.2 million, respectively, as a result of bringing in less inventory and reduced warehouse activity due to less sales activity caused by COVID-19.
Selling, General and Administrative
	Year Ended December 31,		2020 vs. 2019
(in thousands, except percentages)	2020	2019	$ Change	% Change
Selling, general and administrative	$54,794	$62,762	$(7,968)	(12.7)%
as a percentage of total revenue	65.1%	53.6%
Selling, general and administrative expenses decreased by $8.0 million or 12.7% for the year ended December 31, 2020 compared to the same period in 2019, which was attributable to a decrease of $5.9 million in selling expenses and a decrease of $2.2 million in general and administrative expenses.
The decrease in selling expenses was primarily driven by a $2.6 million decrease in other professional fees and expenses primarily from decreased distribution service fees resulting from reduced sales; a $2.5 million decrease in travel and entertainment expenses from suspended travel and events because of COVID-19; a $0.9 million decrease in salaries and wages due to reduced sales commissions as a result of the reduction in sales and a decrease in severance payouts; and a $0.3 million decrease in employee benefits primarily due to decreased hiring costs because hiring was put on hold during COVID-19.
The decrease in general and administrative expenses was primarily due to a $2.7 million decrease in legal services following the completion in 2019 of arbitration in connection with our claims that a company and its owners had violated the terms of a settlement agreement; and a $0.4 million decrease in travel and entertainment due to suspended travel because of COVID-19, partially offset by a $1.1 million increase in salaries and wages resulting from promotions and increases in employee bonuses; a $0.3 million increase in employee benefits related to relocation and housing costs; a $0.2 million increase in audit services for IPO readiness and tax advisory services; and a $0.1 million increase in insurance premiums.
Research and Development
	Year Ended December 31,		2020 vs. 2019
(in thousands, except percentages)	2020	2019	$ Change	% Change
Research and development	$3,929	$3,484	$445	12.8%
as a percentage of total revenue	4.7%	3.0%
Research and development expenses remained relatively consistent for the year ended December 31, 2020 when compared to the same period in 2019.
Depreciation and Amortization
	Year Ended December 31,		2020 vs. 2019
(in thousands, except percentages)	2020	2019	$ Change	% Change
Depreciation and amortization	$13,426	$12,940	$486	3.8%
as a percentage of total revenue	16.0%	11.1%
Depreciation and amortization expenses remained relatively consistent for the year ended December 31, 2020 when compared to the same period in 2019.

Interest Expense
	Year Ended December 31,		2020 vs. 2019
(in thousands, except percentages)	2020	2019	$ Change	% Change
Interest expense	$6,281	$6,834	$(553)	(8.1)%
as a percentage of total revenue	7.5%	5.8%
Interest expense remained relatively consistent for the year ended December 31, 2020 when compared to the same period in 2019.
Income Tax Benefit
	Year Ended December 31,		2020 vs. 2019
(in thousands, except percentages)	2020	2019	$ Change	% Change
Income tax benefit	$(5,094)	$(1,589)	$(3,505)	220.6%
Effective tax rate	35.6%	(37.6)%
For the year ended December 31, 2020, an income tax benefit of $5.1 million was recognized, with a corresponding effective tax rate of 35.6%, compared to an income tax benefit of $1.6 million recognized for the year ended December 31, 2019, with a corresponding effective tax rate of 37.6%. The change was primarily due to a larger loss position in the U.S. based operations in the year ended December 31, 2020.
Liquidity and Capital Resources
We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, capital expenditures, contractual obligations, debt service, acquisitions, and other commitments with cash flows from operations and other sources of funding. Our principal sources of capital and liquidity are our borrowings from banks and cash flows from operations. In response to the loss in demand and drop in revenue early on in the pandemic, we drew on our 2018 Revolving Credit Facility, and increased our borrowing capacity by $10.0 million. We also secured a $6.8 million PPP Loan, which was used in accordance with the program and for which forgiveness was obtained in 2021. Overall, these financing activities resulted in net cash inflow of approximately $16.3 million in 2020 (excluding $2.0 million of dividends to our shareholder). In March 2021, we were able to access additional credit by replacing the 2018 Credit Agreement with the Obagi Existing Credit Agreement from a new syndicate of lenders. The Existing Credit Agreement included a term loan of $110.0 million and a revolving credit facility with borrowing capacity of up to $40.0 million. We have been actively reducing our 2018 Revolving Credit Facility and do not anticipate the need for additional credit and are current with all scheduled payments on the term loan under the Existing Credit Agreement.
We expect capital and operating expenditures to increase over the next several years as we expand our infrastructure, distribution channels and our commercialization, clinical trial, research and development and manufacturing activities. We believe that our net cash provided by operating activities and existing cash and cash equivalents, including proceeds received from our term loan (the “2021 Term Loan”) and cash available under our revolving credit facility (the “2021 Revolving Credit Facility” and with the 2021 Term Loan, the “Credit Facilities”), both with TCW Asset Management Company (“TCW”), will be sufficient to fund our operations for the foreseeable future.
If our net cash provided by operating activities and existing cash and cash equivalents are not sufficient to fund our operations in the future, we may need to draw down on our 2021 Revolving Credit Facility or raise additional funds, and we cannot be certain that such funds will be available to us on acceptable terms when needed, if at all. If we are required to draw down on our facility, our ability to in-license new technologies, develop future products or expand our pipeline of products could all be negatively impacted, which would have an adverse effect on our ability to grow our business and remain competitive in our marketplace. Further, we may decide to raise additional proceeds by issuing equity securities or securities that are convertible into our equity. If we sell such securities, investors may be materially diluted as a result of such offerings. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, we may be required to relinquish potentially valuable rights to our future products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to expand our operations, develop new products, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements.

As of December 31, 2021, we had cash and cash equivalents of $12.8 million. On a pro forma basis, assuming the consummation of the Business Combination on December 31, 2021, we would have had cash and cash equivalents of between approximately $79.9 million, in the event of maximum redemptions, and $223.8 million, in the event of no redemptions.
Obagi Existing Credit Agreement
In March 2021, we replaced the 2018 Credit Agreement with the Obagi Existing Credit Agreement with a new syndicate of lenders, including TCW Asset Management Company LLC as administrative agent for the lenders. The Obagi Existing Credit Agreement includes a term loan of $110.0 million (the “2021 Term Loan”) and a revolving credit facility with borrowing capacity of up to $40.0 million (“2021 Revolving Credit Facility”).
Both the 2021 Term Loan and the 2021 Revolving Credit Facility mature in March 2026. The Obagi Existing Credit Agreement interest rate is calculated based on LIBOR plus applicable margin, as determined by our leverage ratios, and are subject to LIBOR succession provisions. If LIBOR becomes unavailable, the parties will establish an alternate index rate that gives due consideration to the then prevailing market convention for determining a rate of interest for leveraged syndicated loans in the U.S. In connection with the issuance of the Obagi Existing Credit Agreement, we incurred $6.4 million of debt issuance costs.
Obagi Global is a holding company with no material operations of its own that conducts substantially all of its activities through its wholly owned subsidiaries. Obagi Global has no cash and, as a result, all expenditures and obligations of Obagi Global are allocated to and paid by its subsidiaries. Obagi Cosmeceuticals, LLC is the borrower under the Obagi Existing Credit Agreement and the since extinguished 2018 Credit Agreement. The terms and conditions of the Existing Credit Agreement limits Obagi Global and its wholly owned subsidiaries’ ability to declare dividends or make other distributions. Due to these restrictions, substantially all of the net assets of Obagi Global’s subsidiaries are restricted. These restrictions have not and are not reasonably likely to have an impact on the ability of Obagi Global to meet its cash obligations. See Note 18 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.
The Obagi Existing Credit Agreement is secured by the assets of Obagi and includes customary affirmative and negative covenants, including financial covenants which require us to comply with maximum leverage-based and minimum fixed charge coverage-based ratio thresholds.
The following table summarizes the required and actual leverage and fixed charge coverage ratios in the fiscal quarters of 2021:
	Leverage Ratio		Fixed Charge Coverage Ratio
Fiscal quarter ended	Maximum	Actual	Minimum	Actual
December 31, 2021	3.75	3.62	1.375	2.324
September 30, 2021	4.00	3.05	1.375	2.758
June 30, 2021	5.00	3.34	1.375	3.003
March 31, 2021	8.00	6.17	1.375	2.553
As of each of the dates presented above, we were in compliance with the requirements set forth in the Obagi Existing Credit Agreement.
As of December 31, 2021, we had an unpaid principal amount of $109.2 million, and unamortized debt issuance costs of $3.9 million on the 2021 Term Loan. The interest rate on the 2021 Term Loan was 8.50% and there is no accrued interest as of December 31, 2021. The current portion of the 2021 Term Loan and 2021 Revolving Credit Facility is $2.8 million and $15.0 million, respectively. The current portion of the unamortized debt issuance costs on the 2021 Term Loan and 2021 Revolving Credit Facility is $0.9 million and $1.4 million, respectively. The interest rate on the outstanding balance is 8.50%.
2018 Credit Agreement
In December 2018, we entered into the 2018 Credit Agreement with a syndicate of lenders, including Wells Fargo Bank, National Association as administrative agent for the lenders (the “Syndicate of Banks”). The 2018 Credit Agreement included a term loan of $90.0 million (the “2018 Term Loan”) and the 2018 Revolving Credit Facility with borrowing capacity of up to $35.0 million. Both the 2018 Term Loan and the 2018 Revolving Credit Facility

were due to mature in December 2023. In connection with the issuance of the 2018 Credit Agreement, we incurred $2.9 million of debt issuance costs. The 2018 Credit Agreement was secured by the assets of Obagi. Both the Term Loan and the Revolving Credit Facility carry an interest rate comprised of LIBOR plus applicable margin, as determined by the Company’s leverage ratios, and are subject to LIBOR succession provisions.
In December 2019, the 2018 Credit Agreement was amended to revise the definition of consolidated earnings before interest, taxes, depreciation, and amortization (“Consolidated EBITDA”) to allow for certain additional adjustments, in relation to the debt covenants.
In March 2020, an increase in the commitment on the 2018 Revolving Credit Facility was approved by the Syndicate of Banks for an additional $10.0 million, to $45.0 million.
In November 2020, the 2018 Credit Agreement was amended to waive the event of default, adjust the “Applicable Margin Rates”, and revise the maximum percentages allowed for the Consolidated Total Leverage Ratio (as defined in the 2018 Credit Agreement) as well as the minimum percentages allowed for the Consolidated Fixed Charge Coverage Ratio (as defined in the 2018 Credit Agreement). In addition, the amendment revised the 2018 Credit Agreement to include minimum Consolidated EBITDA levels and minimum liquidity levels through the end of fiscal year 2021. Prior to this amendment, we had not satisfied our debt covenants, which would have represented a default under our 2018 Credit Agreement. However, subsequent to the amendment and as of the date of the financial statements, we were in compliance with all financial and non-financial debt and other contractual covenants.
As of December 31, 2020 and 2019, we had an unpaid principal amount of $71.6 million and $81.0 million, respectively, and unamortized debt issuance costs of $2.5 million and $2.3 million, respectively, on the 2018 Term Loan. The interest rate on the 2018 Term Loan was 5.50% and 5.30% as of December 31, 2020 and 2019, respectively.
As of December 31, 2020 and 2019, we had an outstanding balance of $39.0 million and $19.0 million on our 2018 Revolving Credit Facility, respectively. The 2018 Revolving Credit Facility had an interest rate of 5.50%.
PPP Loan
In May 2020, we received loan proceeds in the amount of $6.8 million under the PPP from MUFG Union Bank. The PPP, established as part of the CARES Act, provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The PPP Loan accrued interest at a rate of 1.00% as of December 31, 2020. The accrued interest was $0.1 million as of December 31, 2020. The loan and accrued interest are forgivable after eight or twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities and maintains its payroll levels. We used the proceeds for purposes consistent with the PPP and received approval from MUFG Union Bank for forgiveness of the full amount of the loan. In June 2021, we received approval from the Small Business Administration and MUFG Union Bank for forgiveness of the full amount of the PPP Loan.
Consolidated Cash Flow Data
Comparison of the Years Ended December 31, 2021 and 2020
	Year Ended December 31, 2021 vs 2020		2021 vs 2020
(in thousands, except percentages)	2021	2020	$ Change	% Change
Net cash (used in) provided by operating activities	$5,070	$(7,251)	$12,321	(169.9)%
Net cash used in investing activities	(5,360)	(1,887)	(3,473)	184.0%
Net cash provided by (used in) financing activities	5,162	14,319	(9,157)	(63.9)%
Cash Flows from Operating Activities
Net cash provided by operating activities increased by $12.3 million, or 169.9%, for the year ended December 31, 2021 compared to the same period in 2020 primarily due to the following:
•
Higher net income of $9.1 million resulting from the impact of higher revenues for the year ended December 31, 2021 due to the impact of partial economic recovery from COVID-19, sales of a newly launch skincare device, increased wholesale and international distributor revenue, and increased online sales;

•
Higher cash flows from changes in accounts payable, deferred income taxes, and other liabilities of $33.6 million as a result of the timing of the payments; and these higher cash flows are partially offset by,

•	Increase in inventory of $6.9 million to meet the higher forecasted sales for the fiscal year 2021; and
•	Increase in accounts receivable of $22.8 million due to new customers in China, increased sales, and timing of the payments received from customers.
Cash Flows from Investing Activities
Net cash used in investing activities increased by $3.5 million, or 184.0%, for the year ended December 31, 2021 compared to 2020, which was attributable primarily to our non-recourse, uncollateralized short-term promissory note of $2.5 million we lent to a third party (see Note 4 to our consolidated financial statements included elsewhere in this prospectus for more information) as well as increases in capital expenditures to build out our online sales capabilities to increase sales and reduce the impact caused by the closure of business due to COVID-19.
Cash Flows from Financing Activities
Net cash provided by financing activities decreased by $9.2 million, or 63.9%, for the year ended December 31, 2021 compared to the same period in 2020 primarily due to the increases in repayments of our 2018 Revolving Credit Facility of $35.0 million; repayment of the 2018 term loan of $63.1 million; payment of debt issuance costs of $5.4 million for the Obagi Existing Credit Agreement; and decreased borrowings from the 2018 Revolving Credit Facility of $9.0 million and the PPP Loan of $6.8 million as a result of recovery from the COVID-19 as discussed above. We are able to generate significant cash from our operating activities. This was partially offset by the Obagi Existing Credit Agreement, which includes term loan proceeds of $110.0 million.
Comparison of the Years Ended December 31, 2020 and 2019
	Year Ended December 31,		2020 vs. 2019
(in thousands, except percentages)	2020	2019	$ Change	% Change
Net cash (used in) provided by operating activities	$(7,251)	$3,776	$(11,027)	(292.0)%
Net cash used in investing activities	(1,887)	(788)	(1,099)	(139.5)%
Net cash provided by (used in) financing activities	14,319	(6,814)	21,133	310.1%
Cash Flows from Operating Activities
Net cash used in operating activities increased by $11.0 million, or 292.0%, for the year ended December 31, 2020 compared to the same period in 2019 primarily due to significantly lower cash related operating results of $15.0 million resulting from the impact of lower net revenues during the first three quarters of fiscal 2020 due to the COVID-19 as our customers’ businesses were closed during the first half of 2020, and lower cash flows from changes in accounts payable, accrued expenses, and other liabilities of $11.7 million as a result of the timing of the payments. This was partially offset by a decrease in inventory of $10.5 million resulting from lower sales because of the impact of COVID-19 on our business and decrease in accounts receivable due to the timing of payments received from the customers.
Cash Flows from Investing Activities
Net cash used in investing activities Increased by $1.1 million, or 139.5%, for the year ended December 31, 2020 compared to 2019, which was attributable primarily to investments in our website to reduce the impact of COVID-19 by introducing online sales capabilities as well as investments in other equipment related to leasehold improvements and machinery.
Cash Flows from Financing Activities
Net cash provided by financing activities increased $21.1 million, or 310.1%, for the year ended December 31, 2020 compared to the same period in 2019 primarily due to proceeds from the PPP Loan of $6.8 million and a decrease in payments to the 2018 Revolving Credit Facility of $34.0 million to meet our operational needs as a result of the impact of COVID-19. This was partially offset by the decrease in the borrowing from the 2018 Revolving Credit Facility of $18.0 million.

Critical accounting policies, significant judgments and use of estimates
The preparation of our audited consolidated financial statements and related notes requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We periodically review our estimates and make adjustments when facts and circumstances dictate. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected.
An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our audited consolidated financial statements. We believe that our critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our audited consolidated financial statements. The critical accounting policies, judgments and estimates should be read in conjunction with our audited consolidated financial statements and the notes thereto and other disclosures included in this report. For further information, see Note 2 to our audited consolidated financial statements included elsewhere in this proxy statement/prospectus.
We believe the following critical accounting policies, estimates and assumptions may have a material impact on reported financial condition and operating performance and may involve significant levels of judgment to account for highly uncertain matters or are susceptible to significant change:
Revenue Recognition
We recognize revenue upon transfer of control of promised products to customers in an amount that reflects the consideration we expect to receive in exchange for those products. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to Governmental Authorities. We primarily recognize revenue from net product sales and royalty income. For the majority of sales, we transfer control, invoice the customer, and recognize revenue either once the delivery of the product has occurred or once the product has been picked up from the warehouse by the buyer’s shipping agent. We account for shipping and handling activities as a fulfillment activity instead of a performance obligation. As such, costs related to shipping and handling are included in SG&A in the statements of operations and comprehensive income (loss). We recognize royalty revenue in connection with the Rohto licensing agreement at a point in time. Based on the licensing agreement, a customer contract with Rohto exists when Rohto sells licensed product to its customer.
Discounts, Allowances, Rebates, and Chargebacks
We offer discounts and other incentive allowances to customers. The transaction price of product sales includes estimates of these discounts and incentives as variable consideration. Product sales revenue is recognized net of provisions for estimated discounts and allowances, distribution fees, returns, and rebates. Provisions for discounts and allowances are estimated based on the most likely amount using contractual sales terms with customers and historical experience. Accruals for customer rebates are estimated based on the contractual terms and our current evaluation of our experience.
Services Provided by the Customer
Consideration payable to a customer for a distinct good or service is treated as a purchase for an amount up to the fair value of such distinct good or service. When consideration payable for distinct goods or services exceeds the fair value of services provided by the customer, we record those excess amounts as a reduction of the transaction price in the arrangement. Consideration payable to a customer for non-distinct services, such as distribution services including packing and shipping, customer service, returns processing and reporting, customer credit, invoicing, collection and chargeback services, is recorded as a reduction to the transaction price.
Goodwill
Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. We assess goodwill at least annually as of September 30th for impairment, or more frequently, if certain events or circumstances warrant. We have only one goodwill reporting unit which we test for impairment at the reporting unit level. We identified our reporting unit by assessing whether the component of our reporting segment constitutes a business for which discrete financial information is available and management of the reporting unit regularly reviews the operating results of that component.
When quantitative impairment testing for goodwill is necessary, it is based upon the fair value of a reporting unit as compared to its carrying value. We make certain judgments and assumptions in allocating assets and liabilities to determine carrying values for our reporting units. The impairment loss recognized would be the difference between a reporting unit’s carrying value and fair value in an amount not to exceed the carrying value of the reporting unit’s goodwill.
Testing goodwill for impairment requires us to estimate fair values of reporting units using significant estimates and assumptions. The assumptions made will impact the outcome and ultimate results of the testing. We use industry accepted valuation models and set criteria that are reviewed and approved by various levels of management and, in certain instances, we engage independent third-party valuation specialists. To determine fair value of the reporting unit, we used a combination of the income and market approaches, when applicable. We believe the blended use of both models, when applicable, compensates for the inherent risk associated with either model if used on a stand-alone basis, and this combination is indicative of the factors a market participant would consider when performing a similar valuation.
Under the income approach, we determine fair value using a discounted cash flow method, projecting future cash flows of each reporting unit, as well as a terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows. Under the market approach, when applicable, we utilize information from comparable publicly traded companies with similar operating and investment characteristics as the reporting units, which creates valuation multiples that are applied to the operating performance of the reporting units being tested, to value the reporting unit.
The key estimates and factors used in these approaches include revenue growth rates and profit margins based on our internal forecasts, our specific weighted-average cost of capital used to discount future cash flows, and comparable market multiples for the industry segment, when applicable, as well as our historical operating trends. Certain future events and circumstances, including deterioration of market conditions, higher cost of capital, a decline in actual and expected consumer consumption and demands, could result in changes to these assumptions and judgments. A revision of these assumptions could cause the fair values of the reporting units to fall below their respective carrying values, resulting in a non-cash impairment charge. Such charge could have a material effect on the Consolidated Statements of Operations and Balance Sheets.
There were no impairment charges recorded on goodwill during the years ended December 31, 2021, 2020, and 2019. As of December 31, 2021, we did not consider reporting units to be at risk for impairment as we have determined the fair value of our reporting units significantly exceeds the carrying value.
Stock-based compensation
Stock-based compensation cost is measured at grant date, based on the fair value of the award, and is generally recognized on a straight-line basis over the requisite service period for all awards that vest. We estimate the fair value of employee stock-based payment awards subject to service and qualifying transaction conditions on the date of grant using the Black-Scholes valuation model. The Black-Scholes model requires the use of highly subjective and complex assumptions, including the option’s expected term and the price volatility of the underlying stock.
We recognize compensation expense for awards with service and qualifying transaction conditions on a straight-line basis over the requisite service period, which is generally the award’s vesting period. Compensation expense for employee stock-based awards whose vesting is subject to the fulﬁllment of both a service condition and the occurrence of a performance condition is recognized on a graded-vesting basis at the time the achievement of the performance condition becomes probable. As of and prior to December 31, 2021, we have not expected the occurrence of a qualifying transaction event to be “probable,” and therefore no expense has been recorded. We account for forfeitures as they occur.
Higher volatility and longer expected terms result in an increase to stock-based compensation determined at the date of grant. Future stock-based compensation cost and unrecognized stock-based compensation will increase to the extent that we grant additional equity awards to employees, or we assume unvested equity awards in connection with acquisitions. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate any remaining unearned stock-based compensation cost or incur incremental cost.
The expected stock price volatility for common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in our industry which are of similar size, complexity and stage of development. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury implied yield at the date of grant. The weighted-average expected term is determined based on the simplified method, which results in an expected term based on the midpoint between the vesting date and contractual term of an option. The simplified method was chosen because we have limited historical option exercise experience.
If factors change and we employ different assumptions, stock-based compensation cost on future awards may differ significantly. No stock-based compensation expense as been realized in current or prior periods.
Deferred Tax Assets (and Related Valuation Allowance)
We recognize net deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that deferred tax assets may be able to be recognized in the future in excess of their net recorded amount, the deferred tax asset valuation allowance would be adjusted, which would reduce the provision for income taxes. We record uncertain tax positions on the basis of a two-step process whereby (i) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.
This requires management to make judgments and estimates regarding: (i) the timing and amount of the reversal of taxable temporary differences; (ii) expected future taxable income; and (iii) the impact of tax planning strategies. Future changes to tax rates would also impact the amounts of deferred tax assets and liabilities and could adversely affect our financial statements. A valuation allowance of $14,336 has been recorded as of December 31, 2021. No valuation allowance has been recorded as of December 31, 2020.
The valuation allowance will be reduced at such time as management believes it is more-likely-than-not that the deferred tax assets will be realized. The exact timing and amount of a valuation allowance release are subject to change on the basis of the future level of profitability and changes in tax law. Release of the valuation allowance would result in the recognition of certain deferred tax assets and a decrease to income tax expense for the period the release is recorded.
Emerging Growth Company Accounting Election
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, and have irrevocably elected to take advantage of the benefits of this extended transition period, which means that when a standard is issued or revised and has different application dates for public or private companies, we, for so long as we remain an emerging growth company, may adopt the new or revised standard at the time private companies are required to adopt the new or revised standard.
Following the consummation of the Business Combination, we expect to remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing of the Waldencast initial public offering, (b) in which we have total annual revenue of at least $1,070.0 million, or (c) in which we are deemed to be a large accelerated filter, which means the market value of our common equity that is held by non-affiliates is equal to or exceeds $700.0 million as of the end of the prior fiscal year’s second fiscal quarter and our net sales for the year exceed $100.0 million; and (2) the date on which we have issued more than $1,000.0 million in non-convertible debt securities during the preceding, rolling three-year period.
Recent Accounting Pronouncements
See Note 2 to our audited consolidated financial statements included elsewhere in this proxy statement/prospectus for more information regarding recent accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risks in the ordinary course of our business, which primarily relate to fluctuations in interest rates, foreign exchange and inflation.
Interest Rates
We have interest rate risk with respect to our indebtedness. As of December 31, 2021, we had an aggregate face value of $124.2 million of outstanding indebtedness all of which has variable interest rates. A one percent increase or decrease in the annual interest rate on our variable rate borrowings of $124.2 million would increase or decrease our annual cash interest expense by approximately $1.2 million.
Foreign Exchange Fluctuations
We transact business in multiple currencies worldwide, of which the most significant currency for the years ended December 31, 2021 December 31, 2020, and December 31, 2019 was the U.S. dollar. Our international revenue, as well as costs and expenses dominated in foreign currencies, expose us to the risk of fluctuations in foreign currency exchange rates against the U.S. dollar. As of December 31, 2021, the effect of a hypothetical 10% change in foreign currency exchange rates would not be material to our financial condition or results of operations. To date, we have not entered into any hedging arrangements with respect to foreign currency risk. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.
Inflation
We do not believe that inflation has had a material effect on our business, financial condition, or results of operations.

MILK’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of the financial condition and results of operations of Milk should be read together with Milk’s audited financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, December 31, 2020, and December 31, 2019, case, together with related notes thereto, included elsewhere in this proxy statement/prospectus. The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of our control. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this proxy statement/prospectus. Certain amounts may not foot due to rounding. Unless the context otherwise requires, all references in this section to “Milk”, “we”, “us”, and “our” refer to Milk Makeup LLC and its subsidiaries prior to the consummation of the Business Combination, which will be the business of Milk Makeup LLC, a wholly owned subsidiary of Waldencast LP, and its subsidiaries following the consummation of the Business Combination.
Overview
We are a clean prestige makeup brand that develops and sells cruelty-free, paraben-free, and 100% vegan cosmetics, skincare and other beauty products. We generate revenue from the sale of cosmetics to retailers, including Sephora in North America, Europe, the Middle East and Australia and Cult Beauty and Selfridges in the UK, as well as direct to consumer sales via the Milk website.
Business Combination
On November 15, 2021, Waldencast entered into the Obagi Merger Agreement with Obagi and the Milk Equity Purchase Agreement with Milk in transactions contemplated by such agreements, pursuant to which each of Obagi and Milk will become a subsidiary of the combined company, subject to the satisfaction or waiver of the conditions to closing of the transactions contemplated by the agreements.
COVID-19 Pandemic
Our business was impacted in the years ended December 31, 2021 and 2020 by the COVID-19 pandemic primarily through a decline in retail traffic. Domestic Sephora stores had the largest reduction in sales due to Sephora closing its U.S. stores during the rapid spread of the virus beginning in March 2020. As a result, Sephora did not replenish stores in April 2020 and maintained many store closures through July 2020. The reduction of sales in Sephora’s U.S. stores continued after reopening mainly due to COVID-19 protocols, which contributed to reduced traffic in stores and demand for several product lines. Store traffic rebounded in the year ended December 31, 2021 as COVID-19 restrictions were easing.
Key Components of Results of Operations
Net Sales
We derive product revenue from the sale of cosmetics to retailers, including off-price retailers, and DTC sales via our website. Product revenue is recognized point in time upon transfer of control, including passage of title to the customer and transfer of risk of loss related to the products.
Sales directly to Sephora accounts for approximately 69%, 56% and 78% of gross revenue and sales indirectly to Sephora through major retailer distribution arrangements accounts for approximately 14%, 7% and 10% of gross revenue during the year ended December 31, 2021, 2020, and 2019, respectively. We deduct customer credits for damages and returns, promotional discounts, and expected credits to be issued in the future from gross revenue. Expected credits for damages and returns are based on prior history, known events, and projections on sales in the current period.
Cost of Goods Sold (exclusive of depreciation and amortization)
Cost of goods sold includes the aggregate costs to manufacture our products, including the amounts invoiced by our third-party contract manufacturers for finished goods, as well as costs related to inbound freight to our distribution center and overhead. Costs of goods sold also includes the effect of changes in the balance of reserves for excess and obsolete inventory.

Selling, general, and administrative expenses
Selling, general, and administrative expenses consist primarily of employee-related costs, including salaries, bonuses, fringe benefits, travel and entertainment expenses and other related costs associated with administrative services such as legal, accounting, creative, regulatory, and transaction costs related to the anticipated Business Combination. Selling, general, and administrative expenses also include outbound shipping and handling costs, product processing costs, facility costs, marketing and digital expenses, costs related to merchandising, and research and development.
Depreciation and amortization
Depreciation and amortization primarily consist of depreciation of retailer makeup gondolas. During fiscal year 2019, a determination was made to replace a majority of gondolas at U.S. Sephora stores, and as a result, depreciation was accelerated to reflect the new useful life of the gondolas. Upon being replaced in 2020, these gondolas were fully depreciated and written off.
Interest expense, net
Interest expense primarily consists of (i) the $1.3 million discount on the beneficial conversion feature of a secured convertible promissory note to Milk Series C Preferred Units in 2019; (ii) interest on advances from our line of credit and (iii) interest charged by Sephora on advances related to the 2020 birthday gift program, offset by interest income from interest on notes issued to employees. For more information, see Note 6 within our annual financial statements contained elsewhere in this proxy statement/prospectus.
Other expense, net
Other expense includes foreign currency transaction gains/losses, state income taxes, and other miscellaneous expenses.
Results of Operations
The following tables set forth our results of operations for the periods presented within our financial statements included elsewhere in this proxy statement/prospectus. The period-to-period comparison of financial results is not necessarily indicative of future results.
Comparison of the years ended December 31, 2021 and 2020
The following table summarizes our statements of operations data:
	Year ended December 31,		Change
(In thousands)	2021	2020	$	%
Net sales	$47,076	$39,515	$7,561	19%
Cost of goods sold (exclusive of depreciation and amortization)	21,781	23,450	(1,669)	(7)%
Selling, general, and administrative expenses	30,764	26,559	4,205	16%
Depreciation and amortization	1,975	1,746	229	13%
Operating loss	(7,444)	(12,240)	4,796	(39)%
Interest expense, net	18	301	(283)	(94)%
Other expense, net	385	393	(8)	(31)%
Loss before provision for income taxes	(7,847)	(12,934)	5,087	(39)%
Income tax provision	—	—	—	0%
Net loss	$(7,847)	$(12,934)	$5,087	(39)%
Comprehensive loss	$(7,847)	$(12,934)	$5,087	(39)%
Net sales
Net sales increased $7.6 million, or 19%, to $47.1 million in the year ended December 31, 2021, from $39.5 million in the year ended December 31, 2020. The increase was primarily driven by an increase of approximately $13.2 million due to favorable average price, partially offset by a decrease of approximately $2.2 million due to decrease in volume and an increase in returns and damages of approximately $3.4 million attributed to discontinued products and the Company’s expected exit from Sephora inside JCPenney during the year ended December 31, 2021

Cost of goods sold (exclusive of depreciation and amortization)
Cost of goods sold decreased $1.7 million, or 7%, to $21.8 million in the year ended December 31, 2021, from $23.5 million in the year ended December 31, 2020. The decrease was primarily driven by a decrease of approximately $1.5 million in inventory write-offs and a decrease of approximately $0.9 million attributed to decrease in volume, partially offset by an increase of approximately $0.7 million due to an increase in average cost per unit.
Selling, general and administrative expense
Selling, general and administrative expenses increased $4.2 million, or 16%, to $30.8 million in the year ended December 31, 2021, from $26.6 million in the year ended December 31, 2020. The increase in SG&A was primarily related to increases in marketing and payroll costs for a total of $2.7 million. The increase was further driven by increases in transaction costs of $1.9 million related to the anticipated Business Combination. The increase in SG&A was partially offset by decreases in fulfilment and logistics costs of $0.4 million attributed to lower e-commerce sales resulting from the reopening of physical stores
Depreciation and amortization
Depreciation and amortization increased $0.2 million, or 13%, to $1.9 million in the year ended December 31, 2021 from $1.7 million in the year ended December 31, 2020. The increase was primarily driven by an increase of approximately $0.5 million in depreciation expense attributed to the additions of new gondolas due to opening of new stores during the year ended December 31, 2021, partially offset by a decrease in amortization expense of $0.3 million as the intangible assets were fully amortized during the year ended December 31, 2021.
Interest expense, net
Interest expense decreased $0.28 million, or 94%, to $0.02 million in the year ended December 31, 2021 from $0.3 million in the year ended December 31, 2020. The decrease was attributed to the customer deposits made by Sephora to the Company in 2020 to fund the production of inventory to be used in a promotional program, for which the Company incurred interest expense during the year ended December 31, 2020 and not during 2021 for the same period, as they were fully settled as of December 31, 2020. The decrease was further attributed to the interest expense incurred on the line of credit during the year ended December 31, 2020 and not during 2021 for the same period, as the Company did not draw on the line of credit during the year ended December 31, 2021.
Other expense, net
Other expense decreased $0.008 million, or 31%, to $0.385 million in the year ended December 31, 2021 from $0.393 million in the year ended December 31, 2020. The decrease was primarily due to foreign currency transactions
Comparison of Fiscal years ended December 31, 2020 and 2019
The following table summarizes our statements of operations data:
	Year ended December 31,		Change
(In thousands)	2020	2019	$	%
Net sales	$39,515	$50,811	$(11,296)	(22)%
Cost of goods sold (exclusive of depreciation and amortization)	23,450	23,379	71	0%
Selling, general, and administrative expenses	26,559	33,567	(7,008)	(21)%
Depreciation and amortization	1,746	2,536	(790)	(31)%
Operating loss	(12,240)	(8,671)	(3,569)	41%
Interest expense, net	301	1,369	(1,068)	(78)%
Other expense, net	393	918	(525)	(57)%
Income before provision for income taxes	(12,934)	(10,958)	(1,976)	18%
Income tax provision	—	—	—	0%
Net loss	$(12,934)	$(10,958)	$(1,976)	18%
Comprehensive loss	$(12,934)	$(10,958)	$(1,976)	18%

Net sales
Net sales decreased $11.3 million, or 22%, to $39.5 million in the year ended December 31, 2020 from $50.8 million in the year ended December 31, 2019. The decrease in net sales was mainly driven by the COVID-19 pandemic, with domestic Sephora stores experiencing the largest reduction in sales with respect to our products due to the closure of its U.S. stores as a result of the rapid spread of COVID-19 in March 2020. As a result, Sephora did not replenish stores in April 2020 and maintained many store closures through July 2020. The reduction of sales in Sephora’s U.S. stores continued after reopening mainly due to COVID-19 protocols, which contributed to reduced traffic in stores and demand for several product lines.
Cost of goods sold (exclusive of depreciation and amortization)
Costs of goods sold increased $0.1 million, to $23.5 million in the year ended December 31, 2020 from $23.4 million in the year ended December 31, 2019. The increase was primarily driven by the increase in cost of goods sold attributed to sales to off-price retailers of $7.5 million, partially offset by the decrease in cost of goods sold attributed to a decline in sales to other retailers of $7.5 million. The increase was also driven by inventory write-offs of $2.0 million that were incurred during the year ended December 31, 2020, which were partially offset by inventory reserve provision of $1.9 million for the year ended December 31, 2019.
Selling, general and administrative expenses
SG&A expenses decreased $7.0 million, or 21%, to $26.6 million in the year ended December 31, 2020 from $33.6 million in the year ended December 31, 2019. The decrease was primarily due to reduction in operating expenses as a result of the pandemic. Marketing expenses decreased by $5.9 million, principally due to the reduction in the number of marketing events and reduced influencer gifting. In addition, payroll expenses decreased by $1.2 million, as we laid off 30% of our staff in April 2020 due to the COVID-19 pandemic.
Depreciation and amortization
Depreciation and amortization decreased $0.8 million, or 31%, to $1.7 million in the year ended December 31, 2020 from $2.5 million in the year ended December 31, 2019. The decrease was primarily driven by $1.1 million in accelerated depreciation related to retailer makeup gondolas booked in 2019, partially offset by the depreciation expense attributed to the gondolas that were newly installed in 2020.
Interest expense, net
Interest expense decreased $1.1 million, or 78%, to $0.3 million in the year ended December 31, 2020 from $1.4 million in the year ended December 31, 2019. The decrease was primarily due to the $1.3 million discount on the beneficial conversion feature of a secured convertible promissory note to Milk Series C Preferred Units given in 2019, which we did not incur in 2020. The decrease was partially offset by interest expense of $0.2 million primarily attributed to Milk’s line of credit and customer deposits made by Sephora to Milk in 2020 to fund the production of inventory to be used in a promotional program.
Other expense, net
Other expense decreased $0.5 million, or 57%, to $0.4 million in the year ended December 31, 2020, from $0.9 million in the year ended December 31, 2019. The decrease was primarily due to one-time legal and professional fees incurred in 2019 and foreign currency transactions.
Liquidity and Capital Resources
Our liquidity requirements arise from our working capital needs, our obligations to make scheduled payments of interest on our indebtedness and our need to fund capital expenditures to support our current operations, including inventories, marketing, and payroll, and to facilitate growth and expansion. We have financed our operations and expansion by extending our Line of Credit (as defined below) through April 2023. As of December 31, 2021, we had an accumulated deficit of $79.7 million. COVID-19, which was declared a global pandemic, had a direct impact on our operations and financial performance in 2021 and 2020. Management took immediate action to secure financing and increased our cash position in response to these events.

Our primary sources of liquidity consist of cash totaling $4.4 million, our Line of Credit financing arrangement with an aggregate outstanding principal limit of $15.0 million and no outstanding balance as of December 31, 2021, and additional equity financing in 2020, which is available for use for working capital and general business purposes, which we believe will be sufficient to provide working capital, make interest payments and make capital expenditures to support operations and facilitate growth and expansion for the next twelve months. Our principal uses of cash for the periods presented within our financial statements included elsewhere in this prospectus have been funding our operations.
The following tables summarize our cash flows for the years ended December 31, 2021, 2020, and 2019:
	Year ended December 31,
(In thousands)	2021	2020	$ Change	% Change
Net cash provided by (used in) operating activities	$(1,740)	$(4,694)	$2,954	(63)%
Net cash used in investing activities	(1,050)	(6,001)	4,951	(83)%
Net cash provided by financing activities	—	10,000	(10,000)	(100)%
	Year ended December 31,
(In thousands)	2020	2019	$ Change	% Change
Net cash provided by (used in) operating activities	$(4,694)	$(20,124)	$15,430	(77)%
Net cash used in investing activities	(6,001)	(1,106)	(4,895)	443%
Net cash provided by financing activities	10,000	25,000	(15,000)	(60)%
Milk is party to a Loan and Security Agreement, dated as of October 10, 2019 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “ Credit Agreement”) with Pacific Western Bank, which provides us with a line of credit maturing in April 2023. The Milk Equity Purchase Agreement requires that, in connection with the closing of the transactions contemplated thereby, all amounts outstanding under the Credit Agreement be paid off, the Credit Agreement be terminated and all related liens be released in connection with the closing of the transactions contemplated by the Milk Equity Purchase Agreement.
Operating activities
Cash provided by operating activities is primarily driven by earnings from operations and changes in net working capital, defined as current assets minus current liabilities and other liabilities. Changes in net working capital are largely related to changes in account receivable, inventory and inventory reserves, prepaid and other current assets, accounts payable, and other assets and liabilities.
The decrease in cash used in operating activities for the year ended December 31, 2021 as compared to the year ended December 31, 2020 was primarily a result of the decrease in net loss of $5.1 million and increase in changes of non-cash items of $0.6 million, partially offset by the decrease in changes in net working capital of $2.7 million.
The decrease in cash used in operating activities for the year ended December 31, 2020 as compared to the year ended December 31, 2019 was primarily a result of the increase in changes of net working capital of $20.0 million, partially offset by the increase in net loss of $2.0 million and decrease in changes in non-cash items of $2.6 million.
Investing activities
Cash used in investing activities for all periods presented is primarily related to capital expenditures. Capital expenditures are largely related to purchases of gondolas attributed to opening of new stores during the year ended December 31, 2021 and those that were newly installed during the year ended December 31, 2020.
Financing Activities
No cash was provided by or used in financing activities during the year ended December 31, 2021. Cash provided by our financing activities in 2020 was $10.0 million due to proceeds received from contributions from members for the purchase of 982,318 authorized Milk Series D Preferred Units during the year ended December 31, 2020.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Critical Accounting Policies and Estimates
Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reported periods. We employ judgment in making our estimates, but they are based on historical experience, currently available information and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates, and material changes in these estimates could occur in the future.
We believe that the following accounting policies are critical and involve a high degree of judgment. See Note 2 to our annual financial statements appearing elsewhere in this proxy statement/prospectus for a description of our other significant accounting policies.
Revenue Recognition
We adopted the new revenue accounting standard, ASC 606, Revenue from Contracts with Customers, under the modified retrospective method to all contracts as of January 1, 2019. There was no significant impact on Milk’s results of operations or financial condition upon adoption of the new standard.
We generate revenue from the sale of cosmetics to retailers, including off-price retailers, and DTC sales via our website. Our revenue contracts represent a single performance obligation to sell products to our customers. We recognize revenue at a point in time upon transfer of control, including passage of title to the customer and transfer of risk of loss related to the products, in an amount that reflects the consideration we expect to be entitled to.
For sales to retailers, transfer of control generally passes upon the pickup of goods by the retailer from our distribution center, unless we are responsible for shipping the goods, in which case transfer of control passes upon delivery to the retailer. For DTC sales, we charge credit cards in advance of shipment. Transfer of control passes upon delivery to the customer.
For sales to retailers, we collect cash generally in 15 to 45 days depending on the retailer. We have not to date experienced material issues with collectability. For DTC sales, we collect cash in advance of shipment. Sales taxes imposed on DTC sales are recorded as a sales tax liability on the balance sheet and do not impact net sales.
In measuring revenue and determining the consideration we are entitled to as part of a contract with a customer, we take into account the related elements of variable consideration. Such elements of variable consideration include product returns and sales incentives, such as volume rebates and discounts, markdowns, margin adjustments and early-payment discounts. For the sale of goods with a right of return, we only recognize revenue for the consideration we expect to be entitled to and record a sales return reserve based on prior history, known events, and projections on sales in the current period. We estimate sales incentives and other variable consideration using the most likely amount method and record a reserve when control of the related product is transferred to the customer. Under this method, certain forms of variable consideration are based on expected sell-through results, which requires subjective estimates. These estimates are supported by historical results as well as specific facts and circumstances related to the current period. A reserve for expected returns or sales incentives reduces accounts receivable on the balance sheet. The reserve is trued up for actual results on an ongoing basis.
Our contract assets consist of receivables. Our contractual liabilities consist of cash collections from our customers prior to the delivery of products purchased for DTC sales. These contractual liabilities have not been material to our financial statements.
Equity Based Compensation
The Milk Appreciation Rights Plan, the Milk Incentive Rights Plan, and the Milk Enterprise Management Incentive options for our employees and officers provide for granting of appreciation rights awards, incentive awards, and options at the discretion of the board of directors. Appreciation rights awards, incentive awards, and options have no voting rights. We measure all awards using fair values as determined by the Black-Scholes model.

Under the Milk Appreciation Rights Plan, the total number of units that may be awarded is 2,371,856 common units. Awards granted during 2021 and 2020 totaled 99,000 and 1,385,206 units, respectively. Award terms are 1 years. Awards granted in 2021 vest 25% on vesting commencement date and the remaining units vest in equal monthly installments over the following thirty-six months, contingent upon continued employment or service. Awards granted in 2020 vest in four equal 25% installments on the anniversary date of the vesting commencement date, contingent upon continued employment or service.
No awards were reserved or granted under the Milk Incentive Rights Plan as of December 31, 2021.
Under the Milk Enterprise Management Incentive, the total number of units that may be awarded is 161,607 common units. Awards granted during 2021 totaled 161,607 units. Award terms are 10 years. Awards granted in 2021 vest 25% on the first anniversary of the vesting commencement date and the remaining vest in equal monthly installments over the following three years, contingent upon continued employment or service.
The appreciation right and option awards granted to employees and non-employees were accounted for as equity-classified awards. The awards are issued as equity appreciation rights or options in accordance with the respective award letter and may be settled in cash or units at the sole option of the Company.
Our use of the Black-Scholes option-pricing model requires the input of highly subjective assumptions. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. Key assumptions and estimates associated with Black-Scholes inputs are as follows:
•
Fair Value of Common Stock: As our common units are not publicly traded, the fair value was determined by our management, with input from valuation reports prepared by third-party valuation specialists. Stock-based compensation for financial reporting purposes is measured based on updated estimates of fair value when appropriate, such as when additional relevant information related to the estimate becomes available in a valuation report issued as of a subsequent date.

•
Expected Dividend Yield: We have not historically declared or paid dividends and do not anticipate that distributions will be made in the near future. As a result, an expected dividend yield of zero percent was used.

•	Expected Volatility: The volatility factor for our unit-based options was estimated using publicly available trading data, which was used to estimate our volatility, had we been public.
•
Expected Term: Our expected term represents the period that the awards are expected to be outstanding and was determined as a function of contractual terms of the unit-based awards and vesting schedules. We use the simplified method of calculation for estimating expected term.

•	Risk-Free Interest Rate: We base the risk-free interest rate used in the Black-Scholes model on implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term.
Common Unit Valuations
Given the absence of a public trading market for our common units, and in accordance with the AICPA Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous and subjective factors to determine the best estimate of fair value of our common units, including:
•	Independent third-party valuations of our common units;
•	The prices at which we sold our common units to outside investors in arms-length transactions;
•	Our results of operations, financial position, and capital resources;
•	Industry outlook;
•	The lack of marketability of our common units;
•	The fact that the option grants involve illiquid securities in a private company;
•	The likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company, given prevailing market conditions;
•	The history and nature of our business, industry trends, and competitive environment; and

•	General economic outlook including economic growth, inflation and unemployment, interest rate environment, and global economic trends.
In valuing our common units, the fair value of our business, or enterprise value, was determined using the market approach. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business, the subject company transaction method, the backsolve method, and secondary transactions of our equity interests. From the comparable companies method, a representative market value multiple is determined and then applied to the subject company’s financial results to estimate the value of the subject company. From the subject company transaction method, in this particular instance, an estimate of our market value was determined based on an offer to purchase the company and the likelihood of said transaction being consummated. The Backsolve Method “backsolves” to a value of a company based on its shares sold in a recent, arm’s length priced equity round of financing. The market approach also includes consideration of the transaction price of secondary sales of our equity interests by investors.
Application of these approaches involves the use of estimates, judgment, and assumptions that may be highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common units.
Recently Adopted Accounting Pronouncements
See Note 2 to our annual financial statements included elsewhere in this proxy statement/prospectus for more information regarding recently issued accounting pronouncements.
Qualitative and Quantitative Disclosures about Market Risk
We have in the past and may in the future be exposed to certain market risks, including interest rate, foreign currency exchange and financial instrument risks, in the ordinary course of our business. Currently, these risks are not material to our financial condition or results of operations, but they may be in the future. In particular, upon the consummation of the Business Combination, we expect our exposure to foreign currency translation and transaction risk to increase. See the section of this proxy statement/prospectus entitled “Obagi’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk.”

MANAGEMENT OF WALDENCAST PLC FOLLOWING THE BUSINESS COMBINATION
The following sets forth certain information, as of May 13, 2022, concerning the persons who are expected to serve as directors and executive officers of Waldencast plc following the consummation of the Business Combination and assuming the election of the nominees at the extraordinary general meeting as set forth in the section entitled “Director Election Proposal.”
Name	Age	Position
Executive Officers/Directors:
Michel Brousset	49	Chief Executive Officer and Director
Hind Sebti[1]	42	Chief Growth Officer and Chief Operating Officer
Tassilo Festetics[2]	43	Chief Financial Officer and Chief Technology Officer
Non-Employee Directors:
Felipe Dutra	56	Director
Cristiano Souza	46	Director
Sarah Brown	58	Director
Juliette Hickman	47	Director
Lindsay Pattison	47	Director
Zack Werner	35	Director
Simon Dai	30	Director
Aaron Chatterley	55	Director

Executive Officers
Michel Brousset has been a director and the Chief Executive Officer of Waldencast since January 2021 and, upon consummation of the Business Combination, will serve as a director of the Waldencast plc Board and the Chief Executive Officer of Waldencast plc. Mr. Brousset has more than 25 years of experience leading, operating and building global brands at L’Oréal (PAR: OR) and Procter & Gamble (NYSE: PG) where he worked to launch and build iconic brands across multiple geographies. Most recently, Mr. Brousset founded Waldencast Ventures LP (“Waldencast Ventures”), a holding company and investment vehicle, in 2019 and has been the Chief Executive Officer since its inception. Waldencast Ventures partners with, creates, incubates and accelerates next-generation and early-stage beauty and wellness brands. Mr. Brousset has led investments in the current and former Waldencast Ventures portfolio companies.
Prior to founding Waldencast Ventures, Mr. Brousset was the Group President of L’Oréal’s Consumer Products Division in North America from July 2016 to April 2019. In this role, Mr. Brousset managed each of the Presidents of key L’Oréal brands and the Presidents and cross-functional teams of L’Oréal Canada CPD and L’Oréal Caribe, as well as the heads of supply chain, finance, human resources (“HR”), information technology (“IT”), legal, research and development (“R&D”) and consumer and market intelligence (“CMI”). As the Group President of L’Oréal’s Consumer Products Division in North America, Mr. Brousset led multiple strategic initiatives and acquisitions.
Additionally, Mr. Brousset was the Chief Executive Officer and Managing Director of L’Oréal U.K. & Ireland between July 2013 and July 2016, where he managed a broad portfolio of brands and all the divisions of L’Oréal for the U.K. and Ireland. In addition, he managed across all functional areas including supply chain, finance, HR, IT, CMI, legal and regulatory. Mr. Brousset also spent nearly 14 years at Procter & Gamble in various marketing and brand management roles across North America and Western Europe.
Mr. Brousset currently serves as Chairman of the board of directors of Kjaer Weis and as a member of the board of directors of several Waldencast Ventures portfolio companies. Waldencast’s board of directors has implemented guidelines, pursuant to which, unless and until Waldencast and Waldencast Ventures merge or otherwise become
[1]
On April 22, 2022, Hind Sebti, Waldencast’s current Chief Operating Officer, was appointed as Chief Growth Officer of Waldencast, effective the Closing date. Ms. Sebti has served as the Company’s Chief Operating Officer since 2021 and will continue in this role in addition to serving as the Chief Growth Officer.

[2]
On April 18, 2022, Tassilo Festetics notified Waldencast of his intention to resign from his role as Chief Financial and Technology Officer and the principal financial officer of Waldencast. Mr. Festetics will continue to serve as Waldencast’s Chief Financial and Technology Officer and the principal financial officer for a transition period to be agreed upon with Waldencast, while a search for a permanent successor is under way.

affiliated entities, Mr. Brousset will spend on average at least 90% of his monthly average working time providing services to Waldencast, such that a maximum of 10% may be spent to provide services to Waldencast Ventures. Mr. Brousset holds a B.S. in Economics from the Universidad del Pacífico in Peru and an M.B.A. from the University of North Carolina - Kenan-Flagler Business School.
We believe that Mr. Brousset is qualified to serve as a director on the Waldencast plc Board because of his significant experience leading, operating, and investing in brands in the beauty, personal care, and wellness sectors.
Hind Sebti has been the Chief Operating Officer of Waldencast since February 2021. Ms. Sebti has more than 20 years of experience leading and managing beauty brands across multiple categories and stages during her tenures at L’Oréal (PAR: OR) and Procter & Gamble (NYSE: PG). Ms. Sebti co-founded Waldencast Ventures alongside Mr. Brousset in 2019. Ms. Sebti brings in-depth knowledge and understanding of the beauty industry as well as consumer insights to identify and invest in the next-generation beauty brands. Importantly, Ms. Sebti plays a key role in helping portfolio brands scale, leveraging her extensive multi-category and brand management experience. Since January 2020, Ms. Sebti has also served as Chief Executive Officer of Waldencast Brands, a subsidiary of Waldencast Ventures, to incubate and commercialize new brands. Specifically, Ms. Sebti leads the brand creation process, with a focus on creative and operational optimization, through all stages from conception and product development to go-to-market strategy. Waldencast’s board of directors has implemented guidelines, pursuant to which, unless and until Waldencast and Waldencast Ventures merge or otherwise become affiliated entities, Ms. Sebti will spend on average at least 80% of her monthly average working time providing services to Waldencast, such that a maximum of 20% may be spent to provide services to Waldencast Ventures.
Prior to Waldencast Ventures, Ms. Sebti held various leadership positions at L’Oréal from April 2013 to December 2018. She was the General Manager for Maybelline and Essie in the United Kingdom from July 2017 to December 2018. She also held the position of General Manager of professional haircare brands Redken, Pureology and Mizani from September 2015 to July 2017, where she focused on digitalization and consumer centricity to drive growth. Ms. Sebti began her tenure at L’Oréal as the Marketing Director of L’Oréal Paris and Consumer Division Category Director. Prior to L’Oréal, Ms. Sebti held various Business Leader and Brand Manager positions at Procter & Gamble in the U.K., Ireland and France across brands such as Olay Skin Care and Gillette Venus from January 2002 to March 2013. Ms. Sebti serves as a member of the board of directors of Cosmetic Executive Women U.K. and holds a Master’s Degree in Industrial Engineering from The National Institute of Applied Science of Lyon.
Tassilo Festetics has been the Chief Financial Officer and Chief Technology Officer of Waldencast since August 2021. Mr. Festetics was previously employed by Anheuser-Busch Inbev (ABI), where he was a General Partner at the Growth Equity fund of ZX Ventures, the venture fund at ABI. Mr. Festetics served as Chief Financial Officer of ABI’s Asia Pacific division from 2015 until 2017. Mr. Festetics served as Global VP of Technology from 2017 until 2020, where he oversaw the company-wide agenda for the company’s technology, analytics and shares services footprint. Mr. Festetics is also a member of the board of directors of the Leila Janah Foundation and the beauty brand LXMI.
Additionally, Mr. Festetics serves as Chief Financial Officer of Waldencast Ventures. Waldencast’s board of directors has implemented guidelines, pursuant to which, unless and until Waldencast and Waldencast Ventures merge or otherwise become affiliated entities, Mr. Festetics will spend on average at least 90% of his monthly average working time providing services to Waldencast, such that a maximum of 10% may be spent to provide services to Waldencast Ventures. Mr. Festetics holds a Master’s degree in genetic engineering from the University of Vienna.
Non-Employee Directors
Felipe Dutra has been a director and Executive Chairman of Waldencast since January 2021 and, upon consummation of the Business Combination, will serve as a director of the Waldencast plc Board. Mr. Dutra served as the Chief Financial Officer at Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) from January 2005 to April 2020. As CFO of AmBev, Mr. Dutra led large-scale acquisitions with transaction values exceeding $100.0 billion, as well as numerous buyouts of smaller breweries, and oversaw the initial public offering of Budweiser APAC (HKG: 1876) on the Hong Kong Stock Exchange. In addition to serving as the Chief Financial Officer, Mr. Dutra also served as the Chief Technology Officer from 2014 until 2020 to lead the company’s adoption of digital technology and implementation of data analytics. In this capacity, Mr. Dutra drove the creation of AB InBev’s technology function by building capabilities to enable digital transformation while creating a network of service centers globally.

Mr. Dutra started his career at Aracruz Celulose, a Brazilian manufacturer of pulp and paper products. Mr. Dutra has been a member of the board of directors of AmBev (BOVESPA: ABEV) (NYSE: ABEV) since January 2005 and served as a member of the board of directors of Grupo Modelo from December 2010 to June 2013 and Budweiser APAC from September 2019 to June 2020. He holds a degree in Economics from Candido Mendes University and an M.B.A. from Universidade de São Paulo in Brazil.
We believe that Mr. Dutra is qualified to serve as a director on the Waldencast plc Board because of his extensive experience with financial transactions globally and his deep operating experience.
Cristiano Souza has been a director of Waldencast since January 2021 and, upon consummation of the Business Combination, will serve as a director of the Waldencast plc Board. Mr. Souza is a senior partner at Dynamo Capital LLP (“DCL”). Based out of the United Kingdom, DCL is the investment advisor of the Dynamo Fund, an investment fund focused on long-term equity investments. In addition to providing capital, DCL also collaborates with portfolio companies to help find ways to add and maximize value over time.
Mr. Souza is also a partner at Dynamo Administração de Recursos (“DAR”), a Brazilian investment manager established in 1993 focused on long-term equity investments in Brazil. Mr. Souza joined DAR in 1994 and was involved in its investing activities until 2014 when he relocated to the United Kingdom to focus on the investment advisory of Dynamo Fund. Mr. Souza holds a Bachelor’s degree in Economics from Candido Mendes University in Rio de Janeiro.
We believe that Mr. Souza is qualified to serve as a director on the Waldencast plc Board because of his experience in investment management.
Sarah Brown has been an independent director of Waldencast since March 2021 and, upon consummation of the Business Combination, will serve as an independent director of the Waldencast plc Board. Ms. Brown’s work brings together the worlds of business, philanthropy, non-profit activism, and youth campaigning. She is the Chair of Theirworld, a global children’s charity dedicated to ending the global education crisis. She also serves as the Executive Chair of the Global Business Coalition for Education. She is the Chief Executive Officer of the Office of Gordon and Sarah Brown established in 2010 after Gordon Brown’s premiership ended in the U.K. Ms. Brown also serves as a Non-Executive Director of Harrods Group Holdings Ltd. Ms. Brown is the author of Behind the Black Door, a personal memoir. She holds a Bachelor’s of Science degree in Psychology from the University of Bristol. Ms. Brown was awarded fellowship from the Royal College of Obstetricians and Gynecologists and of the Royal College of Pediatrics and Child Health.
We believe that Ms. Brown is qualified to serve as a director on the Waldencast plc Board because of her experience serving as a director of companies.
Juliette Hickman has been an independent director of Waldencast since March 2021 and, upon consummation of the Business Combination, will serve as an independent director of the Waldencast plc Board. Ms. Hickman is a former investment analyst and investor at Capital World Investors, part of The Capital Group Companies. She joined The Capital Group in 1998 and held the role of investment analyst and investor initially focusing on the Global Beverage industry until 2020. Ms. Hickman has served as an independent director for Montanya Distillers since 2019 and an independent director for Keurig Dr. Pepper since January 2021. Ms. Hickman holds a Bachelor’s of Arts degree in Politics and Public Administration from the Nottingham Trent University.
We believe that Ms. Hickman is qualified to serve as a director on the Waldencast plc Board because of her substantial experience in financial analysis, valuation, and investment strategy.
Lindsay Pattison has been an independent director of Waldencast since March 2021 and, upon consummation of the Business Combination, will serve as an independent director of the Waldencast plc Board. Ms. Pattison has years of experience in the fields of marketing, advertising and business-transformation. She was appointed in 2018 as the global Chief Client Officer at WPP PLC, a leading marketing services organization. Previously, Ms. Pattison was GroupM’s, and then WPP’s, Chief Transformation Officer. She was the Global Chief Executive Officer of Maxus, a WPP media agency, from 2014 until 2021. Her experience also includes roles at Young and Rubicam and PHD Media, as well as a client-side role with Sony Ericsson. She serves on the board of directors at the communications company Chime Ltd and at the international design agency Design Bridge. She served twice on the WEF Global Agenda Council on the Future of Media. As a passionate and vocal campaigner for gender equality, she launched ‘Walk the Talk,’ an initiative to help senior women at Maxus to thrive and make progress in their careers

— a program now adopted globally by WPP. She sits on WPP’s Inclusion Council and Risk Committee. Ms. Pattison holds a Bachelor’s of Arts in English Literature from the University of Stirling and completed the TLC Leaders Program, a leadership course delivered by members of the faculty of Harvard Business School.
We believe that Ms. Pattison is qualified to serve as a director on the Waldencast plc Board because of her deep knowledge in the areas of marketing and media and her extensive global relationships in the field.
Zack Werner has been an independent director of Waldencast since March 2021 and, upon consummation of the Business Combination, will serve as an independent director of the Waldencast plc Board. Mr. Werner founded The Maze Group in 2016, a highly technical strategic consultancy focused on data architecture and driving growth through digital marketing. Maze partners with private equity owned and public clients such as LVMH, HelloFresh, JC Penney, General Electric, and Pat McGrath Labs to optimize customer acquisition, conversion rate, and retention as well as provide strategies around technology platform and infrastructure transformation. The Maze Group also partners with private equity clients to co-invest in consumer companies. Mr. Werner also started his career at Universal Music Group from 2011 until 2013, where he focused on digital distribution deals, customer relationship management and integrated marketing systems. In addition, in 2017, Mr. Werner became an advisor for Stadium Goods, a sneaker and streetwear marketplace, to oversee e-commerce and growth.
We believe that Mr. Werner is qualified to serve as a director on the Waldencast plc Board because of his extensive experience in digital commerce, data analytics and performance-based growth marketing.
Simon Dai will serve as a director of the Waldencast plc Board upon consummation of the Business Combination. Mr. Dai has served on the board of directors of Obagi since September 2019, including as its Chairman since July 2020, and has led several investments in the healthcare space. Since January 2020, Mr. Dai has served as the Co-Chairman and Chief Executive Officer of Presbia PLC, a medical device company focused on the development of the presbyopia-correcting lens, an innovative solution for the common age-related loss of the ability to read or focus on near objects. He also co-founded Oxford MEStar in October 2013, a spin-out company from the Institute of Biomedical Engineering of Oxford University specializing in automation solution, serving as its Chief Executive Officer from October 2016 until August 2020. Previously, Mr. Dai focused on impact investing at Bill & Melinda Gates Foundation, where he was a Liaison Officer based in Ethiopia. Mr. Dai received a BA in Sociology from Manchester University, an MSc. in Finance from the London School of Economics and an MBA from the UCLA Anderson School of Management.
Mr. Dai has been appointed to the Waldencast plc Board by Cedarwalk by virtue of Cedarwalk’s anticipated ownership of at least 5% of the fully-diluted Waldencast plc Class A ordinary shares upon completion of the Business Combination pursuant to the Investor Rights Agreement. For additional information regarding the Investor Rights Agreement, see the section entitled “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger — Investor Rights Agreement.”
We believe that Mr. Dai is qualified to serve as a director on the Waldencast plc Board because of his extensive experience leading Obagi and various companies in the healthcare and medical device industries.
Aaron Chatterley has been an independent director of Waldencast since December 2021 and upon consummation of the Business Combination, will serve as an independent director of the Waldencast plc Board. Mr. Chatterley founded the web development company SP New Media in 1996, where he served as the Chief Executive Officer until selling the company in 2000. In 2005, Mr. Chatterley co-founded the online beauty retailer, feelunique, where he served as the Chief Executive Officer until April 2014. Mr. Chatterley led the partial sale of feelunique to Palamon Capital Partners in December 2012, as well as the sale of feelunique to LVMH/Sephora in September 2021. In addition, since 2016 Mr. Chatterley has served as a Non-Executive Director of Digital Jersey, an economic development agency, and currently serves as an audit and risk committee member. Mr. Chatterley also serves as an Ambassador for The Prince’s Trust Women Supporting Women, a youth charity organization.
We believe that Mr. Chatterley is qualified to serve as a director on the Waldencast plc Board because of his experience leading and operating companies, including in the beauty sector.
Family Relationships
There are no family relationships between any of Waldencast plc’s executive officers and directors or director nominees.

Corporate Governance
Composition of the Board of Directors
The business and affairs of Waldencast plc will be managed under the direction of the Waldencast plc Board. Following the consummation of the Business Combination, the Waldencast plc Board will initially consist of nine directors. Subject to the terms of the Investor Rights Agreement, the Proposed Constitutional Document provides that the number of directors on the Waldencast plc Board will be fixed by the Waldencast plc Board.
When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Waldencast plc Board to satisfy its oversight responsibilities effectively in light of its business and structure, the Waldencast plc Board expects to focus primarily on each person’s background and experience in order to provide an appropriate mix of experience and skills relevant to the size and nature of the business.
The Obagi Merger Agreement contemplates that, at the Obagi Closing, Waldencast will enter into the Investor Rights Agreement with Cedarwalk, the Sponsor and a guarantor of Cedarwalk’s obligation thereunder, pursuant to which, among other things, Waldencast will agree to take all necessary action to cause the Waldencast plc Board to be comprised of one director nominated by Cedarwalk for as long as Cedarwalk owns 5% of the then outstanding Waldencast plc Class A ordinary shares. Mr. Simon Dai shall be nominated for election as the initial director nominee of Cedarwalk, and shall serve as a Class II director. See the section entitled “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger — Investor Rights Agreement.”
Classified Board of Directors
In accordance with the terms of the Proposed Constitutional Document, which will be effective upon the consummation of the Business Combination, the Waldencast plc Board will consist of no less than 5, but no more than 15 natural persons, such number to be set by the Waldencast plc Board by resolution from time to time. Waldencast has determined that the Waldencast plc Board will initially consist of nine directors and be divided into classes of directors that will serve staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. The Waldencast plc Board will be divided among the three classes as follows:
•
the Class I directors, which we anticipate will be Lindsay Pattison, Zack Werner and Sarah Brown, and their terms will expire at the first annual meeting of stockholders to be held after the consummation of the Business Combination;

•
the Class II directors, which we anticipate will be Aaron Chatterley, Juliette Hickman and Cristiano Souza, and their terms will expire at the second annual meeting of stockholders to be held after the consummation of the Business Combination; and

•
the Class III directors, which we anticipate will be Michel Brousset, Felipe Dutra and Simon Dai, and their terms will expire at the third annual meeting of stockholders to be held after the consummation of the Business Combination.

Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Waldencast plc Board may have the effect of delaying or preventing changes in control of Waldencast plc.
Director Independence
As a result of Waldencast plc’s common stock being listed on the Nasdaq, following consummation of the Business Combination, it will be required to comply with the applicable rules of the exchange in determining whether a director is independent. Prior to the completion of this Business Combination, the parties undertook a review of the independence of the individuals named above and have determined that each of Ms. Sarah Brown, Ms. Juliette Hickman, Ms. Lindsay Pattison, Mr. Zack Werner and Mr. Aaron Chatterley qualifies as “independent” as defined under the applicable Nasdaq rules.

Committees of the Board of Directors
The Waldencast plc Board will direct the management of its business and affairs, as provided by Jersey law, and will conduct its business through meetings of the Waldencast plc Board and standing committees. Waldencast plc will have three standing committees — an audit committee, a compensation committee and a nominating and governance committee.
In addition, from time to time, special committees may be established under the direction of the Waldencast plc Board when it deems it necessary or advisable to address specific issues. Following the consummation of the Business Combination, copies of the charters for each committee will be available on Waldencast plc’s website, waldencast.com, as required by applicable SEC and Nasdaq rules. The information on or available through any of such website is not deemed incorporated in this proxy statement/prospectus and does not form part of this proxy statement/prospectus.
Audit Committee
The audit committee’s responsibilities will include, among other things:
•
assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditor’s qualifications and independence and (4) the performance of our internal audit function and independent auditors;

•	the appointment, compensation, retention, replacement and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;
•
pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;
•	setting clear hiring policies for employees or former employees of the independent auditors;
•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;
•
obtaining and reviewing a report, at least annually, from the independent auditors describing (1) the independent auditor’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•
meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “Waldencast’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and
•
reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Upon consummation of the Business Combination, the audit committee will consist of Juliette Hickman, Sarah Brown and Zack Werner, with Juliette Hickman serving as chair. The Waldencast plc Board has determined that each of the members of the audit committee will qualify as independent under the Nasdaq rules applicable to members of the Waldencast plc Board generally and under the Nasdaq rules and Exchange Act Rule 10A-3 specific to audit committee members and that each of the members of the audit committee will meet the requirements for financial sophistication under the applicable Nasdaq rules. In addition, the Waldencast plc Board has determined that Juliette Hickman will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Code of Ethics
Waldencast plc will have a code of ethics and business conduct that applies to all of its directors, officers and employees. The code of ethics will be available on Waldencast plc’s website, waldencast.com. Waldencast plc intends to make any legally required disclosures regarding amendments to, or waivers of, the provisions of its code of ethics on its website rather than by filing a Current Report on Form 6-K.
Compensation Committee
Upon consummation of the Business Combination the compensation committee will consist of Lindsay Pattison, Zack Warner and Juliette Hickman, with Lindsay Pattison serving as chair. The Waldencast plc Board has determined that each of the members of the compensation committee will meet the independence requirements under Nasdaq and SEC rules. The Waldencast plc Board has determined that each member of this committee will also be a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.
The functions of the compensation committee are expected to include:
•
reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•
reviewing and making recommendations to our board of directors with respect to the compensation, and any incentive-compensation and equity-based plans that are subject to board approval of all of our other officers;

•	reviewing our executive compensation policies and plans;
•	implementing and administering our incentive compensation equity-based remuneration plans;
•	assisting management in complying with our proxy statement and annual report disclosure requirements;
•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;
•	producing a report on executive compensation to be included in our annual proxy statement; and
•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.
The composition and function of the compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. Waldencast plc will comply with future requirements to the extent they become applicable.
Nominating and Governance Committee
Upon consummation of the Business Combination, the nominating and corporate governance committee will consist of Sarah Brown, Zack Werner and Lindsay Pattison, with Sarah Brown serving as the chair. The Waldencast plc Board has determined that each of the members of the nominating and governance committee will meet the independence requirements under Nasdaq and SEC rules.
The functions of the nominating and governance committee are expected to include:
•
identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the board of directors, and recommending to the board of directors candidates for nomination for appointment at the annual general meeting or to fill vacancies on the board of directors;

•	developing and recommending to the board of directors and overseeing implementation of Waldencast plc’s corporate governance guidelines;
•	coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and
•	reviewing on a regular basis Waldencast plc’s overall corporate governance and recommending improvements as and when necessary.

The composition and function of the nominating and governance committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. Waldencast plc will comply with future requirements to the extent they become applicable.
Compensation Committee Interlocks and Insider Participation
None of Obagi or Milk’s executive officers currently serve, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Waldencast plc Board.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information regarding (i) the beneficial ownership of Waldencast ordinary shares as of     , 2022 and (ii) the expected beneficial ownership of Waldencast plc Class A ordinary shares immediately following consummation of the Business Combination (assuming a “No Redemptions” scenario and assuming a “Maximum Redemptions” scenario as described below) by:
•
each person who is known to be the beneficial owner of more than 5% of Waldencast ordinary shares and/or is expected to be the beneficial owner of more than 5% of Waldencast plc Class A ordinary shares post-Business Combination;

•	each of Waldencast’s current executive officers and directors;
•	each person who will become an executive officer or director of Waldencast plc post-Business Combination; and
•	all executive officers and directors of Waldencast as a group pre-Business Combination, and all executive officers and directors of Waldencast plc post-Business Combination.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The beneficial ownership of Waldencast ordinary shares pre-Business Combination is based on 43,125,000 Waldencast ordinary shares issued and outstanding as of December 31, 2021, which includes an aggregate of 8,625,000 Waldencast Class B ordinary shares outstanding as of such date.
The expected beneficial ownership of Waldencast plc Class A ordinary shares after giving effect to the Business Combination and related transactions, assuming two redemption scenarios as follows:
•
Assuming No Redemptions — this scenario assumes that no public shareholders of Waldencast exercise their redemption rights with respect to their public Class A ordinary shares for a pro rata share of the funds in the trust account.

•
Assuming Maximum Redemptions — there is no specified maximum redemptions threshold; however, the Closing is conditioned upon minimum closing available cash of $565.0 million (calculated as the cash in the trust account after giving effect to redemptions, plus the Initial PIPE Investment, the FPA proceeds and the cash and cash equivalents of Waldencast prior to closing) which does not result in 100% redemptions. Hence, this scenario assumes that Waldencast’s shareholders will redeem 21,952,292 of Class A ordinary shares for aggregate redemption payments of $219.6 million. The number of public redemptions of 21,952,292 shares was calculated based on the estimated per share redemption value of $10.00 ($345.1 million of cash from trust account divided at December 31, 2021 by 34,500,000 outstanding Waldencast public shares). Further, this scenario assumes that 2,312,875 additional Waldencast plc Class A Ordinary shares were issued to the Milk Members and 5,250,000 additional Waldencast plc Class A Ordinary shares were issued to the Obagi Shareholders as a result of Consideration Substitution (see the section entitled “BCA Proposals – Potential Impact of Significant Redemptions on the Percentage Ownership of Waldencast plc Ordinary Shares by the Public Shareholders of Waldencast”). If there are significant redemptions by public shareholders, the maximum amount of redemptions could exceed the Maximum Redemption scenario presented herein.

Based on the foregoing assumptions, and including the 43,800,000 Waldencast plc Class A ordinary shares issued in connection with the Initial PIPE Investment and the Forward Purchase Transaction, we estimate that there would be 128,144,607 Waldencast plc Class A ordinary shares issued and outstanding immediately following the consummation of the Business Combination in the no redemptions scenario, and 113,755,190 Waldencast plc Class A ordinary shares issued and outstanding immediately following the consummation of the Business Combination in the “maximum redemption” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in the combined company and the columns under post-Business Combination in the table that follows will be different.
Unless otherwise indicated, Waldencast believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them. The following table does not reflect record of beneficial ownership of any Waldencast plc Class A ordinary shares issuable upon exercise of the

Waldencast plc Non-Economic ordinary shares and Waldencast LP common units, as such securities are not exercisable or convertible within 60 days of    , 2022.
	Pre-Business Combination, PIPE Investment and Forward Purchase Transaction					Post-Business Combination, PIPE Investment and Forward Purchase Transaction
						Assuming No Redemptions					Assuming Maximum Redemptions
Name and Address of Beneficial Owner(1)	Number of Waldencast Ordinary Shares(2)	% of Waldencast Class A Ordinary Shares	% of Waldencast plc Non- Economic Ordinary Shares	% of Waldencast Ordinary Shares	% of Total Voting Power	Number of Waldencast plc Class A Ordinary Shares	% of Waldencast plc Class A Ordinary Shares	Number of Waldencast plc Non- Economic Ordinary Shares	% of Waldencast plc Non- Economic Ordinary Shares	% of Total Voting Power	Number of Waldencast plc Class A Ordinary Shares	% of Waldencast plc Class A Ordinary Shares	Number of Waldencast plc Non- Economic Ordinary Shares	% of Waldencast plc Non- Economic Ordinary Shares	% of Total Voting Power
5% Holders
Cedarwalk Skincare Ltd.(6)	—	—	—	—	—	22,851,564	17.8%	—	—	15.6%	28,101,564	24.7%	—	—	20.9%
Waldencast Long-Term Capital LLC (our Sponsor)	8,545,000(4)	—	99.1%	19.9%	19.9%	20,066,666(5)	17.2%	—	—	15.2%	23,066,666	19.3%	—	—	16.5%
Dynamo Master Fund(7)	—	—	—	—	—	19,826,109	14.8%	—	—	13.0%	19,826,109	16.6%	—	—	14.1%
Burwell Mountain Trust(8)	—	—	—	—	—	11,826,110	9.0%	—	—	7.9%	11,826,110	10.0%	—	—	8.5%
TRUXT Investimentos Ltda(9)	3,341,489	9.7%	—	7.7%	7.7%	3,341,489	2.6%	—	—	2.3%	3,341,489	2.9%	—	—	2.5%
Verde Servicos Internacionais S.A.(10)	2,250,000	6.5%	—	5.2%	5.2%	2,250,000	1.8%	—	—	1.5%	2,250,000	2.0%	—	—	1.7%
Sharp Capital Gestora de Recursos Ltda.(11)	1,816,400	5.3%	—	4.2%	4.2%	1,816,400	1.4%	—	—	1.2%	1,816,400	1.6%	—	—	1.4%
Citadel Advisors LLC(12)	1,729,879	5.0%	—	4.0%	4.0%	1,729,879	1.3%	—	—	1.2%	1,729,879	1.5%	—	—	1.3%
Milk Makeup LLC	—	—	—	—	—	—	—	18,343,883	100.0%	12.5%	—	—	20,656,758	100.0%	15.4%
Directors and Executive Officers Pre-Business Combination
Sarah Brown(3)	20,000	—	*	*	*	20,000	*	—	—	*	20,000	*	—	—	*
Juliette Hickman(3)	20,000	—	*	*	*	20,000	*	—	—	*	20,000	*	—	—	*
Lindsay Pattison(3)	20,000	—	*	*	*	20,000	*	—	—	*	20,000	*	—	—	*
Zack Werner(3)	20,000	—	*	*	*	20,000	*	—	—	*	20,000	*	—	—	*
Michel Brousset(13)	—	—	—	—	—	5,159,447	4.0%	—	—	3.5%	5,159,447	4.4%	—	—	3.8%
Aaron Chatterley	—	—	—	—	—	20,000	*	—	—	*	20,000	*	—	—	*
Tassilo Festetics(14)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Hind Sebti	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Felipe Dutra(8)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cristiano Souza	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
All Waldencast directors and executive officers as a group (10 individuals)	80,000	—	*	*	*	5,259,447	4.1%	—	—	3.6%	5,259,447	4.6%	—	—	3.9%
Directors and Executive Officers Post-Business Combination
Sarah Brown	20,000	*	—	*	*	20,000	*	—	—	*	20,000	*	—	—	*
Aaron Chatterley	20,000	*	—	*	*	20,000	*	—	—	*	20,000	*	—	—	*
Juliette Hickman	20,000	*	—	*	*	20,000	*	—	—	*	20,000	*	—	—	*
Lindsay Pattison	20,000	*	—	*	*	20,000	*	—	—	*	20,000	*	—	—	*
Zack Werner	20,000	*	—	*	*	20,000	*	—	—	*	20,000	*	—	—	*
Michel Brousset(13)	—	—	—	—	—	5,159,447	4.0%	—	—	3.5%	5,159,447	4.4%	—	—	3.8%
Simon Dai	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Tassilo Festetics(14)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Hind Sebti	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Felipe Dutra(8)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cristiano Souza	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
All Waldencast plc directors and executive officers as a group (11 individuals)	100,000	*	—	*	*	5,259,447	4.1%	—	—	3.6%	5,259,447	4.6%	—	—	3.9%
*	Less than one percent
(1)
Unless otherwise noted, the business address of each of those listed in the table above “Directors and Executive Officers Pre-Business Combination” is c/o Waldencast plc, 10 Bank Street, Suite 560, White Plains, NY 10606.

(2)
Prior to the Closing, holders of record of Waldencast Class A ordinary shares are entitled to one vote for each share held on all matters to be voted on by Waldencast shareholders and vote together as a single class, except as required by law. As a result of and upon the effective time of the Domestication, (a) each of the then issued and outstanding Waldencast Class A ordinary shares will convert automatically, on a one-for-one basis, into a share of Waldencast plc Class A ordinary shares and (b) each of the then issued and outstanding Waldencast Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of Waldencast plc Class A ordinary shares.

(3)
Interests shown consist solely of founder shares, classified as Waldencast Class B ordinary shares. The Waldencast Class B ordinary shares will automatically convert into Waldencast plc Class A ordinary shares at the time of our initial business combination, or earlier into Waldencast Class A ordinary shares at the option of the holder, on a one-for-one basis, subject to adjustment, as described in the section entitled “Description of Securities” in our prospectus filed with the SEC pursuant to Rule 424(b)(4) (File Nos. 333-253370 and 333-254317).

(4)
Waldencast Long-Term Capital LLC, our Sponsor, directly holds the Waldencast Class B ordinary shares reported herein. The voting and investment power of our Sponsor is exercised jointly by Waldencast Ventures, LP, Burwell Mountain Trust, and Dynamo Master Fund. Waldencast Ventures, LP is controlled by Michel Brousset. Burwell Mountain PTC LLC is the trustee of Burwell Mountain Trust, a non-grantor, fully discretionary dynasty trust duly organized under Wyoming law. See footnote 7 for further details. Dynamo Internacional Gestão de Recursos Ltda., a Brazilian limited company (“Dynamo International”) is the investment manager of Dynamo Master Fund. Each of Luiz Orenstein, Bruno Hermes da Fonseca Rudge and Luiz Felipe de Almeida Campos participate in voting and investment decisions of Dynamo International. It is expected that the Sponsor will distribute all such founder shares, (and private placement warrants and working capital loan warrants held or to be held, as applicable by the Sponsor) to its members following the closing of the Transactions and the post-Closing amount of securities reported by the Sponsor herein does not include such securities.

(5)
Reflects securities held directly by Beauty Ventures LLC (“Beauty Ventures”) consisting of (i) 17,300,000 Class A ordinary shares and (ii) 5,766,666 Class A ordinary shares issuable upon exercise of warrants to be issued to Beauty Ventures pursuant to the Third-Party Forward Purchase Agreement. The Sponsor is the managing member of Beauty Ventures. See footnote 4 for further details.

(6)
Sijue Dai is deemed to have sole voting and dispositive power with regard to 22,851,564 Waldencast Class A ordinary shares. His business address is c/o Cedarwalk Skincare Limited, Rm 3001-3010, 30/F, China Resource Building, 26 Harbour Road, Wanchai, Hong Kong.

(7)
(A) Following the closing of the Transactions, and upon the expected distribution of the Sponsor of its securities, Dynamo Master Fund is expected to hold (i) 2,848,333 Waldencast plc Class A ordinary shares that will convert automatically, on a one-for-one basis, from Class B Ordinary Shares upon the consummation of the Business Combination, (ii) 1,977,777 Class A ordinary shares issuable upon the exercise of the private placement warrants and (iii) 333,333 Class A ordinary shares issuable upon exercise of the working capital loan warrants, and (B) pursuant to the Sponsor Forward Purchase Agreement (i) 11,000,000 Class A ordinary shares and (ii) 3,666,666 Class A ordinary shares issuable upon exercise of redeemable warrants to be issued to Dynamo Master Fund. Dynamo Internacional Gestão de Recursos Ltda., a Brazilian limited company (“Dynamo International”) is the investment manager of Dynamo Master Fund. Each of Luiz Orenstein, Bruno Hermes da Fonseca Rudge and Luiz Felipe de Almeida Campos participate in voting and investment decisions of Dynamo International. As described above, it is expected that the Sponsor will distribute the founder shares, the private placement warrants and the working capital loan warrants to its members following the closing of the Transactions.

(8)
(A) Following the closing of the Transactions, and upon the expected distribution by the Sponsor of its securities, Burwell Mountain PTC LLC, as trustee of the Burwell Mountain Trust, is expected to hold (i) 2,848,333 Waldencast Class A ordinary shares that will convert automatically, on a one-for-one basis, from Class B Ordinary Shares upon the consummation of the Business Combination, (ii) 1,977,777 Class A ordinary shares issuable upon exercise of the private placement warrants and (iii) 333,333 Class A ordinary shares issuable upon exercise of the working capital loan warrants, and (B) pursuant to the Sponsor Forward Purchase Agreement (i) 5,000,000 Class A ordinary shares and (ii) 1,666,667 Class A ordinary shares issuable upon exercise of redeemable warrants to be issued to Burwell Mountain Trust. Burwell Mountain PTC LLC, as trustee of Burwell Mountain Trust, has the sole voting and dispositive power over the shares held on behalf of the Burwell Mountain Trust, a non-grantor, fully discretionary dynasty trust duly organized under Wyoming law of which Felipe Dutra and his descendants are eligible beneficiaries. Burwell Mountain PTC LLC is an independent trustee over which Mr. Dutra has no control. The business address of each is 270 W. Pearl, Suite 103, Jackson, WY 83001.

(9)
According to a Schedule 13G filed with the SEC on February 4, 2022, TRUXT Investimentos Ltda may be deemed to have shared voting power with regard to 3,008,850 Waldencast Class A ordinary shares and shared dispositive power with regard to 3,341,489 units and Bruno de Godoy Garcia may be deemed to have shared voting and dispositive power with regard to 1,639,818 Waldencast Class A ordinary shares. Mr. Garcia is the Chief Investment Officer and a controlling person of TRUXT Investimentos Ltda. The business address of each is Av. Ataulfo de Paiva, 153, 6 floor, Leblon, Rio de Janeiro, RJ, 22440-032 Brazil.

(10)
According to a Schedule 13G filed with the SEC on March 26, 2021, Verde Servicos Internacionais S.A. may be deemed to have sole voting and dispositive power with regard to 2,250,000 Waldencast Class A ordinary shares. The business address is Rua Leopoldo Couto de Magalhaes Jr., 700 11 andar (parte) CEP 04542-000 - Itaim Bibi São Paulo/ SP – Brazil.

(11)
According to a Schedule 13G filed with the SEC on February 10, 2022, each of Sharp Capital Gestora de Recursos Ltda. and Ivan Guetta may be deemed to have shared voting and dispositive power with regard to 1,816,400 Waldencast Class A ordinary shares. Mr. Guetta serves as Chief Executive Officer, Chief Investment Officer, director and control person of Sharp Capital Gestora de Recursos Ltda. The business address of each is Borges de Medeiros Avenue, Number 633, Office Number 202, Rio de Janeiro, 22430-041, Brazil.

(12)
According to a Schedule 13G filed with the SEC on January 31, 2022, each of Citadel Advisors LLC, Citadel Advisors Holdings LP, Citadel GP LLC may be deemed to have shared voting and dispositive power with regard to 1,729,879 Waldencast Class A ordinary shares and Kenneth Griffin may be deemed to have shared voting and dispositive power with regard to 1,750,999 Waldencast Class A ordinary shares. The business address of each is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

(13)
Following the closing of the Transactions, and upon the expected distribution of the Sponsor of its securities, Waldencast Ventures, LP is expected to hold (i) 2,848,334 Waldencast plc Class A ordinary shares that will convert automatically, on a one-for-one basis, from Class B Ordinary Shares upon the consummation of the Business Combination, (ii) 1,977,779 Class A ordinary shares issuable upon exercise of the private placement warrants and (iii) 333,334 Class A ordinary shares issuable upon exercise of the Working Capital Loan warrants. Mr. Brousset controls Waldencast Ventures, LP. As such, he may be deemed to beneficially own the shares held by the Sponsor. As described above, it is expected that the Sponsor will distribute the founder shares, the private placement warrants and the Working Capital Loan warrants to its members following the closing of the Transactions.

(14)
On April 18, 2022, Tassilo Festetics notified Waldencast of his intention to resign from his role as Chief Financial and Technology Officer and the principal financial officer of Waldencast. Mr. Festetics will continue to serve as Waldencast’s Chief Financial and Technology Officer and the principal financial officer for a transition period to be agreed upon with Waldencast, while a search for a permanent successor is under way.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Waldencast Acquisition Corp.
Founder Shares
In January 2021, the Sponsor purchased 7,187,500 Waldencast Class B ordinary shares for an aggregate purchase price of $0.025 million, or approximately $0.003 per share. In February 2021, the Sponsor transferred 20,000 Waldencast Class B ordinary shares to each of the Investor Directors, who are our independent directors, resulting in the Sponsor holding 7,107,500 Waldencast Class B ordinary shares. In March 2021, Waldencast effected a share capitalization resulting in the Sponsor holding an aggregate of 8,545,000 Waldencast Class B ordinary shares. As such, the Sponsor and the Investor Directors collectively own 20% of our issued and outstanding shares.
These founder shares are identical to the Waldencast Class A ordinary shares included in the units sold in Waldencast’s initial public offering, except that (i) only the holders of the founder shares have the right to vote on the election of directors prior to the initial business combination, (ii) the founder shares are subject to certain transfer restrictions, (iii) the holders of the founder shares have agreed pursuant to a letter agreement to waive (x) their redemption rights with respect to the founder shares and public shares held by them in connection with the completion of a business combination, (y) their redemption rights with respect to any founder shares and public shares held by them in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by March 18, 2023, or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity and (z) their rights to liquidating distributions from the trust account with respect to the founder shares if Waldencast fails to complete a business combination by March 18, 2023, (iv) the founder shares are automatically convertible into Waldencast Class A ordinary shares at the time of the initial business combination and (v) the founder shares are entitled to registration rights.
In connection with the Business Combination, upon the Domestication, 8,625,000 founder shares will convert automatically, on a one-for-one basis, into a share of Waldencast plc Class A ordinary shares. For additional information, see the section entitled “Domestication Proposal.”
Private Placement Warrants
Simultaneously with the consummation of the initial public offering of Waldencast, the Sponsor purchased 5,933,333 private placement warrants at a purchase price of $1.50 per private placement warrant, or $8.9 million in the aggregate. Each private placement warrant entitles the holder to purchase one Waldencast Class A ordinary share for $11.50 per share. A portion of the proceeds from the sale of the private placement warrants was placed in the trust account of Waldencast. The private placement warrants may not be redeemed by us so long as they are held by the Sponsor or its permitted transferees. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units that were sold as part of the initial public offering of Waldencast. The Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis.
The private placement warrants are identical to the warrants included in the units sold in the initial public offering of Waldencast except that the private placement warrants: (i) are not redeemable by Waldencast, (ii) may be exercised for cash or on a cashless basis so long as they are held by the Sponsor or any of its permitted transferees and (iii) are entitled to registration rights (including the ordinary shares issuable upon exercise of the private placement warrants). Additionally, the purchasers have agreed not to transfer, assign or sell any of the private placement warrants, including the Waldencast Class A ordinary shares issuable upon exercise of the private placement warrants (except to certain permitted transferees), until 30 days after the completion of Waldencast’s initial business combination.
In connection with the Business Combination, upon the Domestication, each of the 5,933,333 private placement warrants will convert automatically into a warrant to acquire one share of Waldencast plc Class A ordinary shares pursuant to the Warrant Agreement. For additional information, see the section entitled “Domestication Proposal.”

Registration Rights
The holders of the founder shares, private placement warrants, and warrants that may be issued upon conversion of working capital loans, if any (and any Waldencast Class A ordinary shares issuable upon the exercise of the private placement warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the founder shares) are entitled to registration rights pursuant to a registration rights agreement dated March 15, 2021 (the “Legacy Registration Rights Agreement”) requiring Waldencast to register such securities for resale (in the case of the founder shares, only after conversion to Waldencast Class A ordinary shares). The holders of these securities are entitled to make up to three demands, excluding short form demands, that Waldencast register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of Waldencast’s initial business combination and rights to require Waldencast to register for resale such securities pursuant to Rule 415 under the Securities Act. Waldencast will bear the expenses incurred in connection with the filing of any such registration statements.
The Transaction Agreements contemplate that, prior to or concurrently with the Closing, Waldencast, the Sponsor and certain stockholders of Waldencast, Obagi and Milk and certain of their respective affiliates will enter into the Registration Rights Agreement, pursuant to which Waldencast will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain Waldencast plc Class A ordinary shares and other equity securities of Waldencast plc that are held by the parties thereto from time to time, subject to the restrictions on transfer therein. The Registration Rights Agreement will amend and restate the Legacy Registration Rights Agreement and terminates with respect to any party thereto, on the date that such party no longer holds any Registrable Securities (as defined therein).
Subscription Agreements
Concurrently with the execution of the Transaction Agreements, Waldencast entered into Subscription Agreements with the Initial PIPE Investors, pursuant to, and on the terms and subject to the conditions of which, the Initial PIPE Investors have collectively subscribed for 10,500,000 shares of the Waldencast plc Class A ordinary shares for an aggregate purchase price equal to $105.0 million. Under the Transaction Agreements, Waldencast may enter into subsequent subscription agreements with certain investors. Each additional $1,000,000 of Subsequent PIPE Investment pursuant to a Subsequent Subscription Agreement, subject to the assumptions contained herein and based on a per share price of $10,00 per share, would decrease the pro forma ownership of our initial public offering investors by approximately 0.02% on a fully diluted basis.
The PIPE Investment will be consummated substantially concurrently with or immediately following the closing of the Business Combination. For additional information, see the sections entitled “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger and the Milk Transaction — Subscription Agreements.”
Related Party Note and Advances
On January 12, 2021, Waldencast issued the Promissory Note to the Sponsor, pursuant to which Waldencast may borrow an aggregate principal amount of $0.3 million. The Promissory Note was non-interest bearing and payable on the completion of the initial public offering. There were no borrowings outstanding under the note at the closing of the initial public offering
Prior to Waldencast’s initial business combination, Waldencast’s audit committee will review on a quarterly basis all payments made to the Sponsor, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses will be reimbursed. There is no individual cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on Waldencast’s behalf; provided, however, that the sum total of such reimbursements shall not exceed the value of the loans provided to Waldencast (as described herein) to fund working capital deficiencies or finance transaction costs in connection with a business combination. No such reimbursements will be made from the proceeds of Waldencast’s initial public offering held in the trust account prior to the completion of Waldencast’s initial business combination.
In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor or certain of Waldencast’s officers and directors may, but are not obligated to, loan Waldencast funds as may be required. In the event that Waldencast’s initial business combination does not close, Waldencast may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account may be used for such repayment. Up to

$1.5 million of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants issued to the Sponsor. On August 18, 2021, Waldencast issued the Promissory Note to the Sponsor, pursuant to which Waldencast may borrow up to an aggregate principal amount of $1.5 million from the Sponsor. The Promissory Note is non-interest bearing, unsecured and due and payable in full on the earlier of (x) March 18, 2023 and (y) the date Waldencast consummates its initial business combination. On October 28, 2021, Waldencast drew down the entire available balance of the Promissory Note and the Sponsor deposited $1.5 million in Waldencast’s operating bank account. Waldencast does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as Waldencast does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the trust account.
Administrative Services Agreement
Waldencast entered into an agreement whereby, commencing on March 15, 2021, through the earlier of the consummation of a business combination or Waldencast’s liquidation, Waldencast agreed to pay the Sponsor a monthly fee of $0.01 million for office space, administrative, financial and support services. Waldencast incurred approximately $0.065 million in administrative expenses under the agreement for nine months ended September 30, 2021. As of April 23, 2022, there was no outstanding balance under the administrative services agreement.
Obagi
Operational Support Services Agreement
In January 2018, Obagi Cosmeceuticals entered into an operational support services agreement with Obagi Holdco, Obagi Hong Kong and Obagi Shanghai, pursuant to which Obagi Cosmeceuticals provides certain services, including administrative and product related services, to the other signatories party thereto. Under the agreement, which automatically renewed for a one-year term on January 1, 2021, Obagi Cosmeceuticals receives service fees in an amount equal to the sum of its costs incurred in the performance of such services plus five percent (5%). Total service fees paid to Obagi Cosmeceuticals were $1.7 million for the nine months ended September 30, 2021, $0.9 million for the year ended December 31, 2020 and $0.5 million for the year ended December 31, 2019.
Non-exclusive Marketing Services Agreement
In August 2019, Obagi Holdco and Obagi Shanghai entered into a non-exclusive marketing services agreement, pursuant to which Obagi Shanghai provides certain sales and marketing services Obagi Holdco in the People’s Republic of China. Under the agreement, which automatically renewed for a one-year term on January 1, 2021, Obagi Shanghai receives service fees in an amount equal to the sum of its costs incurred in the performance of such services plus five percent (5%). Total service fees paid to Obagi Shanghai were $1.8 million for the nine months ended September 30, 2021, $1.0 million for the year ended December 31, 2020 and $0.3 million for the year ended December 31, 2019.
Shareholder Loan
In January 2019, Obagi paid approximately $2.0 million in accrued interest to a shareholder related to a shareholder loan, the principal of which was repaid in 2018 upon refinancing with a third-party syndicate of banks.
Registration with National Medical Products Administration in China
In June 2020, Cedarwalk paid approximately $4.1 million to register Obagi’s products with the National Medical Products Administration in China in exchange for 8,000,000 shares of Obagi Common Stock. This non-cash capital contribution was recorded as additional paid-in capital in Obagi’s consolidated statements of shareholder’s equity for the year ended December 31, 2020.
Stockholder Support Agreement
In connection with the execution of the Obagi Merger Agreement, on November 15, 2021, Obagi entered into the Stockholder Support Agreement with Waldencast and Cedarwalk, a copy of which is attached to this proxy statement/prospectus as Annex E. Pursuant to the Stockholder Support Agreement, Cedarwalk agreed to, among other things, vote to adopt and approve, upon the effectiveness of the Registration Statement being declared effective and delivered or otherwise made available to stockholders, the Obagi Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions of the Stockholder Support Agreement.
Cedarwalk also agreed not to (a) sell or otherwise dispose of, or agree to sell or dispose of, directly or indirectly, any shares of Obagi Common Stock held by Cedarwalk, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Obagi Common Stock, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b).
The Stockholder Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest of (a) the termination of the Obagi Merger Agreement, (b) the occurrence of the Obagi Closing, (c) the liquidation of Waldencast, and (d) the written agreement of Waldencast, Obagi and Cedarwalk. Upon such termination of the Stockholder Support Agreement, all obligations of the parties under the Stockholder Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated thereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Stockholder Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the Stockholder Support Agreement prior to such termination.
Obagi China Distribution
In connection with the Obagi Pre-Closing Restructuring, prior to the Obagi Closing, Obagi Holdco will distribute to Obagi, and Obagi will distribute to Cedarwalk, the current sole shareholder of Obagi, (a) all of the issued and outstanding shares of capital stock of Obagi Hong Kong and certain related assets and (b) a $2.5 million note, in accordance with the terms of the Obagi China Distribution Agreement. Simon Dai, who is expected to be a director of the Company following the consummation of the Business Combination, is a director of Obagi, Obagi Holdco and Obagi Hong Kong. Obagi Hong Kong is a wholly owned subsidiary of Cedarwalk, which will be a 5% stockholder of Waldencast following the Closing. As discussed in further detail below, the Obagi China Distribution includes certain transactions contemplated by the Transition Services Agreement, the Supply Agreement, the IP License Agreement and the Investor Rights Agreement. For additional information regarding these agreements, see “BCA Proposal—Related Agreements—Related Agreements to the Obagi Merger.”
Services Agreement
In connection with the Obagi China Distribution, Obagi Cosmeceuticals, the Lead Providers and Obagi Hong Kong will enter into a transition services agreement. Pursuant to the Transition Services Agreement, the Lead Providers will provide to Obagi Hong Kong and its Affiliates certain transition services to enable Obagi Hong Kong to conduct Obagi-branded business as a going concern in the China Region. The Lead Providers will provide the transition services set forth under the Transition Services Agreement for up to twelve (12) months following the Obagi Closing, with an option for Obagi Hong Kong, in its sole discretion, to extend the service period for up to an additional twelve (12) months solely with respect to certain services relating to research & development. Services will be charged at the reasonable, fully-loaded costs of providing the services, but such services will be provided at no charge for a certain period of time or amount of services.
Obagi License Agreement
In connection with the Obagi China Distribution, Obagi Worldwide and Obagi Hong Kong will enter into an intellectual property license agreement, and a side letter to the same agreement. Under the IP License Agreement, Obagi Worldwide will exclusively license intellectual property relating to the Obagi brand to Obagi Hong Kong with respect to the China Region, and Obagi Worldwide will retain the rights to such intellectual property to conduct the Obagi-branded business worldwide except for the China Region. The license from Obagi Worldwide to Obagi Hong Kong will include future intellectual property of Obagi Worldwide relating to the Obagi brand in the worldwide business, including, but not limited to: (i) trademarks; (ii) domain names; (iii) patents; (iv) trade secrets and know-how; (v) copyrights; and (vi) product specifications and formulas.
The license will be perpetual, irrevocable, non-transferable and sublicensable, subject to: (x) a limited right of Obagi Worldwide to terminate for an uncured material breach by Obagi Hong Kong that materially and adversely affects Obagi Worldwide or the Obagi brand, in which case Obagi Worldwide will purchase Obagi Hong Kong at a discount to fair market value based on an independent valuation procedure; (y) the right of either party to transfer the IP License Agreement without consent of the other party to an Affiliate or to a successor in interest in connection with any merger, business combination or other change of control transaction, or sale of a product or service line; and (z) a right of Obagi Hong Kong to sublicense to Affiliates, Approved CMOs (as defined in the Supply Agreement) and other approved third parties. Upon the termination of the IP License Agreement, at the written request of Obagi Worldwide, Obagi Hong Kong shall promptly cease, and shall cause its sublicensees to promptly cease, all use of the Licensed IP Rights (as defined in the IP License Agreement), subject to a non-exclusive right to use the Licensed IP Rights for a period of up to nine complete calendar months following the effective date of termination, in a manner consistent with past practice and in compliance with the terms and conditions of this Agreement, to sell off all inventory of China Products (as defined in the IP License Agreement) to consumers in the China Region (and subject to the terms relating to royalties in the IP License Agreement).
Pursuant to the terms of the IP License Agreement, Obagi Hong Kong will be obligated to pay Obagi Worldwide a royalty of five and a half percent (5.5%) of gross sales of licensed products, subject to certain deductions.
Obagi Supply Agreement
In connection with the Obagi China Distribution, Obagi Cosmeceuticals and Obagi Hong Kong will enter into the Obagi Supply Agreement. Pursuant to the Obagi Supply Agreement, Obagi Cosmeceuticals will supply, or cause to be supplied through certain CMOs, products to Obagi Hong Kong and its Affiliates, and Obagi Hong Kong may purchase such products for distribution and sale in the China Region. The term of the Obagi Supply Agreement is perpetual, subject to termination for uncured material breach or termination in the event that the IP License Agreement is terminated.
Investor Rights Agreement
At the Obagi Closing, Cedarwalk will enter into the Investor Rights Agreement together with Waldencast, the Sponsor and a guarantor of Cedarwalk’s obligation thereunder. Pursuant to the Investor Rights Agreement, Cedarwalk will have the right to nominate one director for election or appointment to the Waldencast plc Board for so long as Cedarwalk owns 5% of the then-outstanding common stock of Waldencast, and such appointee will initially be Simon Dai, who serves as a director of Obagi, Obagi Holdco and Obagi Hong Kong. Upon such termination of the Supply Agreement:
•	Obagi Hong Kong shall promptly refrain from using the Product Information File, the Specifications and the Confidential Information of Obagi Cosmeceuticals (each as defined in the Supply Agreement);
•
Obagi Hong Kong shall return to Obagi Cosmeceuticals all documents relating to the Product Information File,Specifications and Confidential Information of Obagi Cosmeceuticals. The relevant costs shall be borne by the party who is responsible for the termination or the non-renewal of the Supply Agreement; and

•
Unless the Supply Agreement is terminated by Obagi Hong Kong due to Obagi Cosmeceuticals’ breach of its obligations related to the quality of the products, Obagi Cosmeceuticals shall complete the manufacturing of all products covered by firm orders and deliver them to the applicable recipient.

Milk
Milk receives certain administrative services from affiliated companies related through common ownership. Such amounts are included in rent and management fee expenses and amounted to $0.3 million and $0.678 million for the years ended December 31, 2021 and 2020, respectively .
As of December 31, 2021, Milk had loans due from officers in the aggregate amount of $0.8 million.

DESCRIPTION OF WALDENCAST PLC SECURITIES
The following summary of the material terms of Waldencast plc’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The descriptions below are qualified by reference to the actual text of the Proposed Constitutional Document and the provisions of applicable law. We strongly urge you to read the Proposed Constitutional Document in its entirety for a complete description of the rights and preferences of Waldencast plc’s securities following the Business Combination. A copy of the Proposed Constitutional Document is attached to this proxy statement/prospectus as Annex G.
Share Capital
Upon the Closing of the Business Combination, Waldencast plc’s authorized share capital will be $112,500.00 divided into 1,000,000,000 Class A ordinary shares with a par value of $0.0001 each, 100,000,000 Class B ordinary shares with a par value of $0.0001 each and 25,000,000 preference shares with a par value of $0.0001 each.
The issued and outstanding ordinary shares are, and the Waldencast plc Class A ordinary shares issuable in connection with the Business Combination and the PIPE Investment will be, duly authorized, validly issued, fully paid and non-assessable. In connection with the consummation of the Business Combination, all issued and outstanding Waldencast Class A and Class B ordinary shares will be reclassified as Waldencast plc Class A ordinary shares on a one-for-one basis.
As of the Record Date for the extraordinary general meeting, there were (i) Waldencast Class A ordinary shares issued and outstanding, (ii) Waldencast Class B ordinary shares issued and outstanding, (iii) no Waldencast preferred shares outstanding, (iv) private placement warrants outstanding and (v) public warrants outstanding.
Waldencast plc Class A Ordinary Shares
Voting Rights
Each ordinary share of Waldencast plc entitles the holder to one vote on all matters upon which the ordinary shares of Waldencast plc are entitled to vote.
Dividends
The holders of ordinary shares of Waldencast plc are entitled to such dividends as may be declared by the board of directors of Waldencast plc, subject to the Jersey Companies Law and the Proposed Constitutional Documents. Dividends and other distributions on issued and outstanding ordinary shares may be paid out of the funds of Waldencast plc lawfully available for such purpose, subject to any preference of any outstanding preferred shares of Waldencast plc. Dividends and other distributions will be distributed among the holders of ordinary shares of Waldencast plc on a pro rata basis.
Liquidation, Dissolution and Winding Up
On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares of Waldencast plc shall be distributed among the holders of ordinary shares of Waldencast plc on a pro rata basis.
Variation of Rights
The rights attached to any class of shares of Waldencast plc (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied only with the sanction of a special resolution passed at a general meeting or by the written consent of the holders of two-thirds of the shares of that class or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not (unless otherwise provided by the terms of issue of that class) be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.
Transfer of Ordinary Shares
Any shareholder may transfer all or any of his or her ordinary shares of Waldencast plc by an instrument of transfer in the usual or common form or any other form prescribed by the designated stock exchange or as otherwise approved by the board of directors of Waldencast plc. In addition, the articles of association prohibit the transfer of shares of Waldencast plc in breach of the rules or regulations of the designated stock exchange or any relevant securities laws (including the Exchange Act).

Appointment and Removal of Directors
The Waldencast plc Board will remain divided into three classes, Class I Directors, Class II Directors and Class III Directors, with only one class of directors being elected in each year and each class serving a three-year term, except with respect to the election of directors at the special meeting pursuant to the Director Election Proposal, Class I directors will be elected to an initial one-year term (and three-year terms subsequently), the Class II directors will be elected to an initial two-year term (and three-year terms subsequently) and the Class III directors will be elected to an initial three-year term (and three-year terms subsequently).
The directors of Waldencast plc may by ordinary resolution appoint any person to be a director to fill a vacancy on the board of directors or as an addition to the existing board of directors, subject to the remaining provisions of the Proposed Constitutional Documents, the Investor Rights Agreement, applicable law and the listing rules of the designated stock exchange. Any director so appointed shall hold office until the expiration of the terms of such class of directors or until his earlier death, resignation or removal.
A director may be appointed or removed from office by a simple majority of the shareholders entitled to vote by ordinary resolution.
The appointment and removal of directors is subject to the applicable rules of the designated stock exchange and to the provisions of the Investor Rights Agreement.
The detailed procedures of the nomination of persons proposed to be elected as directors at any general meeting of Waldencast plc are set out in the Proposed Constitutional Documents.
Indemnification of Directors and Officers
To the fullest extent permitted by law, the Proposed Constitutional Documents provide that the directors and officers of Waldencast plc shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director’s or officer’s actual fraud, willful neglect or willful default.
Waldencast plc Non-Economic Ordinary Shares
Voting Rights
Each Waldencast plc Non-Economic ordinary share entitles the holder to one vote on all matters upon which the ordinary shares of Waldencast plc are entitled to vote. Holders of Waldencast plc Non-Economic ordinary shares will vote together with holders of Waldencast plc Class A ordinary shares as a single class.
Dividends
Holders of Waldencast plc Non-Economic ordinary shares will not be entitled to dividends in respect of their Waldencast plc Non-Economic ordinary shares.
Liquidation, Dissolution and Winding Up
Upon a liquidation, dissolution or winding up of Waldencast plc, the holders of Waldencast plc Non-Economic ordinary shares will not be entitled to receive any assets of Waldencast plc, except to the extent of the par value of their Waldencast plc Non-Economic ordinary shares, pro rata with the distributions to the Waldencast plc Class A Ordinary Shares.
Mergers, Consolidation or Tender or Exchange Offer
Holders of Waldencast plc Non-Economic ordinary shares will not be entitled to receive consideration in the form of cash or property (other than stock consideration) in the event of a merger, consolidation or other business combination requiring the approval of Waldencast plc’s shareholders or a tender or exchange offer to acquire any Waldencast plc Ordinary Shares.
Transfer
Waldencast plc Non-Economic ordinary shares are not transferable unless a corresponding number of Waldencast LP Common Units are simultaneously transferred to the same person in compliance with the restrictions on transfer contained in the Amended and Restated Waldencast Partners LP Agreement.

Issuance
There will be no further issuances of Waldencast plc Non-Economic ordinary shares.
Exchange
When a Waldencast LP common unit is redeemed at the option of the holder of such Waldencast LP common unit, or, if such option is exercised, is exchanged at the option of Waldencast plc, a corresponding Waldencast plc Non-Economic Share will automatically be surrendered to Waldencast plc and retired for no consideration.
Other Provisions
Holders of Waldencast plc Non-Economic ordinary shares will not have any pre-emptive or other subscription rights.
Waldencast plc Preferred Shares
The board of directors of Waldencast may provide for other classes of shares, including series of preferred shares, out of the authorized but unissued share capital, which could be utilized for a variety of corporate purposes, including future offerings to raise capital for corporate purposes or for use in employee benefit plans. Such additional classes of shares shall have such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as may be determined by the board of directors of Waldencast. If any preferred shares are issued, the rights, preferences and privileges of holders of ordinary shares of Waldencast will be subject to, and may be adversely affected by, the rights of the holders of such preferred shares.
Redeemable Warrants
Public Shareholders’ Warrants
Each whole warrant will entitle the registered holder to purchase one Waldencast plc Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 30 days after the completion of the Business Combination and 12 months from the closing of Waldencast’s initial public offering on March 18, 2021, except as described below. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of Waldencast plc Class A ordinary shares. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
We will not be obligated to deliver any Waldencast plc Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of Waldencast plc Class A ordinary shares issuable upon exercise of the public warrants is then effective and a current prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise permitted as a result of a notice of redemption described below under “— Redemption of warrants when the price per Waldencast plc Class A ordinary share equals or exceeds $10.00.” No warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless.
During any period in which Waldencast plc Class A ordinary shares are, at the time of any exercise of a warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the public warrants for that number of Waldencast plc Class A ordinary shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of Waldencast plc Class A ordinary shares underlying the public warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the public warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in the preceding sentence shall mean the volume weighted average price of the Waldencast plc Class A ordinary shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the Warrant Agent.
Redemption of warrants when the price per Waldencast plc Class A ordinary share equals or exceeds $18.00. Once the public warrants become exercisable, we may redeem the public warrants (except as described herein with respect to the private placement warrants):
•	in whole and not in part;
•	at a price of $0.01 per warrant;
•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
•
if, and only if, the last reported sale price of the Waldencast plc Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders (which we refer to as the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Redeemable Warrants — Public Shareholders’ Warrants — Anti-dilution Adjustments”).

We will not redeem the public warrants as described above unless a registration statement under the Securities Act covering the issuance of Waldencast plc Class A ordinary shares issuable upon exercise of the public warrants is then effective and a current prospectus relating to those Waldencast plc Class A ordinary shares is available throughout the 30-day redemption period. If and when the public warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.
We have established the second to last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the public warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Waldencast plc Class A ordinary shares may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Redeemable Warrants — Public Shareholders’ Warrants — Anti-dilution Adjustments”) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.
Redemption of warrants when the price per Waldencast plc Class A ordinary share equals or exceeds $10.00. Once the public warrants become exercisable, we may redeem the outstanding warrants:
•	in whole and not in part;
•
at $0.10 per public warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of Waldencast plc Class A ordinary shares (as defined below) except as otherwise described below;

•
if, and only if, the Reference Value (as defined above under “Redemption of warrants when the price per Waldencast plc Class A ordinary share equals or exceeds $18.00”) equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Redeemable Warrants — Public Shareholders’ Warrants—Anti-dilution Adjustments”); and

•
if the Reference Value is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Redeemable Warrants — Public Shareholders’ Warrants — Anti-dilution Adjustments”), the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

During the period beginning on the date the notice of redemption is given, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of Waldencast plc Class A ordinary shares that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of Waldencast plc Class A ordinary shares on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of Waldencast plc Class A ordinary shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the public warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.
The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “— Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “— Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.
Redemption Date (period to expiration of warrants)	Fair Market Value of Class A Ordinary Shares
	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361
This redemption feature differs from the typical warrant redemption features used in many other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for Waldencast plc Class A ordinary shares exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when Waldencast plc Class A ordinary shares are trading at or above $10.00 per share, which may be at a time when the trading price of Waldencast plc Class A ordinary shares is below the exercise price of the public warrants. We have established this redemption feature to provide us with the flexibility to redeem the public warrants without the public warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of warrants when the price per Waldencast plc Class A ordinary share equals or exceeds $18.00.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the date of this proxy statement/prospectus. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the public warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the public warrants if we determine it is in our best interest to do so. As such, we would redeem the public warrants in this manner when we believe it is in our best interest to update our capital structure to remove the public warrants and pay the redemption price to the warrant holders.
As stated above, we can redeem the public warrants when the Waldencast plc Class A ordinary shares are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the public warrants when the Waldencast plc Class A ordinary shares are trading at a price below the exercise price of the public warrants, this could result in the warrant holders receiving fewer Waldencast plc Class A ordinary shares than they would have received if they had chosen to wait to exercise their warrants for Waldencast plc Class A ordinary shares if and when such Waldencast plc Class A ordinary shares were trading at a price higher than the exercise price of $11.50.
No fractional Waldencast plc Class A ordinary shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of Waldencast plc Class A ordinary shares to be issued to the holder. If, at the time of redemption, the public warrants are exercisable for a security other than Waldencast plc Class A ordinary shares pursuant to the Warrant Agreement (for instance, if we are not the surviving company in the Business Combination), the public warrants may be exercised for such security. At such time as the public warrants become exercisable for a security other than Waldencast plc Class A ordinary shares, we (or surviving company) will use our commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the public warrants.
Redemption Procedures. A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Waldencast plc Class A ordinary shares issued and outstanding immediately after giving effect to such exercise.
Anti-dilution Adjustments. If the number of issued and outstanding Waldencast plc Class A ordinary shares is increased by a capitalization or share dividend payable in Waldencast plc Class A ordinary shares, or by a split-up of Waldencast plc Class A ordinary shares or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of Waldencast plc Class A ordinary shares issuable on exercise of each warrant will be increased in proportion to such increase in the issued and outstanding Waldencast plc Class A ordinary shares. A rights offering made to all or substantially all holders of Waldencast plc Class A ordinary shares entitling holders to purchase Waldencast plc Class A ordinary shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of Waldencast plc Class A ordinary shares equal to the product of (1) the number of Waldencast plc Class A ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Waldencast plc Class A ordinary shares) and (2) one minus the quotient of (x) the price per Waldencast plc Class A ordinary share paid in such rights offering and (y) the historical fair market value. For these purposes, (1) if the rights offering is for securities convertible into or exercisable for Waldencast plc Class A ordinary shares, in determining the price payable for Waldencast plc Class A ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) “historical fair market value” means the volume weighted average price of Waldencast plc Class A ordinary shares during the 10 trading day period ending on the trading day prior to the first date on which the Waldencast plc Class A ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the public warrants are outstanding and unexpired, pay to all or substantially all of the holders of Waldencast Class A Ordinary Shares a dividend or make a distribution in cash, securities or other assets to the holders of Waldencast plc Class A ordinary shares on account of such Waldencast plc Class A ordinary shares (or other securities into which the public warrants are convertible), other than (a) as described above, or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Waldencast plc Class A ordinary shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Waldencast plc Class A ordinary share in respect of such event.
If the number of issued and outstanding Waldencast plc Class A ordinary shares is decreased by a consolidation, combination, reverse share sub-division or reclassification of Waldencast plc Class A ordinary shares or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of Waldencast plc Class A ordinary shares issuable on exercise of each warrant will be decreased in proportion to such decrease in issued and outstanding Waldencast plc Class A ordinary shares.
Whenever the number of Waldencast plc Class A ordinary shares purchasable upon the exercise of the public warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Waldencast plc Class A ordinary shares purchasable upon the exercise of the public warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Waldencast plc Class A ordinary shares so purchasable immediately thereafter.
In addition, if (x) we issue additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by our board of directors) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the completion of the Business Combination (net of redemptions) and (z) the volume weighted average trading price of Waldencast plc Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which we consummate the Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the public warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above under “— Redemption of warrants when the price per Waldencast plc Class A ordinary share equals or exceeds $18.00” and “— Redemption of warrants when the price per Waldencast plc Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “— Redemption of warrants when the price per Waldencast plc Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.
In case of any reclassification or reorganization of the issued and outstanding Waldencast plc Class A ordinary shares (other than those described above or that solely affects the par value of such Waldencast plc Class A ordinary shares), or in the case of any merger or consolidation of us with or into another corporation (other than a merger or consolidation in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding Waldencast plc Class A ordinary shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the public warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the public warrants and in lieu of Waldencast plc Class A ordinary shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares, stock or other equity securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the public warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such merger or consolidation, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such merger or consolidation that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding Waldencast plc Class A ordinary shares, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Waldencast plc Class A ordinary shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the holders of Waldencast plc Class A ordinary shares in such a transaction is payable in the form of ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the warrant.
The warrants will be issued in registered form under a Warrant Agreement between the Warrant Agent and us. The Warrant Agreement provides that (a) the terms of the public warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the public warrants and the Warrant Agreement set forth in this prospectus, or defective provision or (ii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the public warrants and (b) all other modifications or amendments require the vote or written consent of at least 65% of the then outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants or working capital warrants or any provision of the Warrant Agreement with respect to the private placement warrants, forward purchase warrants or working capital warrants, at least 65% of the then outstanding private placement warrants or working capital warrants, respectively. You should review a copy of the Warrant Agreement, which was filed as an exhibit to Waldencast’s Current Report on Form 8-K filed with the SEC on March 18, 2021, for a complete description of the terms and conditions applicable to the public warrants.
The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive Waldencast plc Class A ordinary shares. After the issuance of Waldencast plc Class A ordinary shares upon exercise of the public warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the U.S. District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the U.S. are the sole and exclusive forum.
Private Placement Warrants
So long as they are held by our Sponsor or its permitted transferees, the private placement warrants will not be transferable, assignable or salable until 30 days after the Closing Date (except, among other limited exceptions, to our directors and officers and other persons or entities affiliated with our Sponsor) and they will not be redeemable by us (except as described above under “— Redeemable Warrants — Public Shareholders’ Warrants — Redemption of warrants when the price per Waldencast plc Class A ordinary share equals or exceeds $10.00”) so long as they are held by our Sponsor or its permitted transferees. Our Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis and have certain registration rights described herein.

Otherwise, the private placement warrants have terms and provisions that are identical to those of the public warrants. If the private placement warrants are held by holders other than our Sponsor or its permitted transferees, the private placement warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the public warrants.
Except as described under “— Redeemable Warrants — Public Shareholders’ Warrants — Redemption of warrants when the price per Waldencast plc Class A ordinary share equals or exceeds $10.00,” if holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of Waldencast plc Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Waldencast plc Class A ordinary shares underlying the public warrants, multiplied by the excess of the “historical fair market value” (defined below) less the exercise price of the public warrants by (y) the historical fair market value. For these purposes, the “historical fair market value” shall mean the average last reported sale price of the Waldencast plc Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the Warrant Agent.
Other Jersey, Channel Islands Law Considerations
Purchase of Waldencast plc’s Own Ordinary Shares
As with declaring a dividend, Waldencast plc may not buy back or redeem its shares unless its directors who are to authorize the buyback or redemption have made a statutory solvency statement that, immediately following the date on which the buyback or redemption is proposed, Waldencast plc will be able to discharge its liabilities as they fall due and, having regard to prescribed factors, Waldencast plc will be able to continue to carry on business and discharge its liabilities as they fall due for the 12 months immediately following the date on which the buyback or redemption is proposed (or until Waldencast plc is dissolved on a solvent basis, if earlier).
If the above conditions are met, Waldencast plc may purchase its ordinary shares in the manner described below.
Waldencast plc may purchase on a stock exchange its own fully paid ordinary shares pursuant to a special resolution of its shareholders.
Waldencast plc may purchase its own fully paid ordinary shares other than on a stock exchange pursuant to a special resolution of its shareholders, but only if the purchase is made on the terms of a written purchase contract which has been approved in advance by an ordinary resolution of its shareholders. The shareholder from whom Waldencast plc proposes to purchase or redeem ordinary shares is not entitled to vote in respect of the ordinary shares to be purchased.
Waldencast plc may fund a redemption or purchase of its own ordinary shares from any source. It cannot purchase its ordinary shares if, as a result of such purchase, only redeemable ordinary shares would remain in issue. If authorized by a resolution of its shareholders, any shares that Waldencast plc redeems or purchases may be held by it as treasury shares. Any shares held by Waldencast plc as treasury shares may be cancelled, sold, transferred for the purposes of or under an employee share scheme or held without cancelling, selling or transferring them. Shares redeemed or purchased by Waldencast plc are cancelled where Waldencast plc has not been authorized to hold such shares as treasury shares.
Mandatory Purchases and Acquisitions
The Jersey Companies Law provides that where a person has made an offer to acquire a class or all of Waldencast plc’s outstanding ordinary shares not already held by the person and has as a result of such offer acquired or contractually agreed to acquire 90% or more of such outstanding ordinary shares, that person is then entitled (and may be required) to acquire the remaining ordinary shares. In such circumstances, a holder of any such remaining ordinary shares may apply to the courts of Jersey for an order that the person making such offer not be entitled to purchase the holder’s ordinary shares or that the person purchase the holder’s ordinary shares on terms different to those under which the person made such offer.
Other than as described below under “— U.K. City Code on Takeovers and Mergers,” Waldencast plc is not subject to any regulations under which a shareholder that acquires a certain level of share ownership is then required to offer to purchase all of Waldencast plc’s remaining ordinary shares on the same terms as such shareholder’s prior purchase.

Compromises and Arrangements
Where Waldencast plc and its creditors or shareholders or a class of either of them propose a compromise or arrangement between Waldencast plc and its creditors or its shareholders or a class of either of them (as applicable), the courts of Jersey may order a meeting of the creditors or class of creditors or of Waldencast plc’s shareholders or class of shareholders (as applicable) to be called in such a manner as the court directs. Any compromise or arrangement approved by a majority in number present and voting at the meeting representing 75% or more in value of the creditors or 75% or more of the voting rights of shareholders or class of either of them (as applicable) if sanctioned by the court, is binding upon Waldencast plc and all the creditors, shareholders or members of the specific class of either of them (as applicable).
Whether the capital of Waldencast plc is to be treated as being divided into a single or multiple class(es) of shares is a matter to be determined by the court. The court may in its discretion treat a single class of shares as multiple classes, or multiple classes of shares as a single class, for the purposes of the shareholder approval referred to above taking into account all relevant circumstances, which may include circumstances other than the rights attaching to the shares themselves.
U.K. City Code on Takeovers and Mergers
The U.K. City Code on Takeovers and Mergers (the “Takeover Code”) applies, among other things, (i) to an offer for a public company whose registered office is in the Channel Islands and whose securities are admitted to trading on a regulated market or a multilateral trading facility in the United Kingdom or any stock exchange in the Channel Islands or the Isle of Man, or (ii) if the company is a public company and is considered by the Panel on Takeovers and Mergers (the “Takeover Panel”), to have its place of central management and control in the United Kingdom or the Channel Islands or the Isle of Man (in each case, a “Code Company”). This is known as the “residency test.” Under the Takeover Code, the Takeover Panel will determine whether Waldencast plc has its place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man by looking at various factors, including the structure of Waldencast plc’s board of directors, the functions of the directors, and where they are resident.
If at the time of a takeover offer, the Takeover Panel determines that the residency test is satisfied and Waldencast plc has its place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man, it would be subject to a number of rules and restrictions, including but not limited to the following: (i) Waldencast plc’s ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) Waldencast plc might not, without the approval of its shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) Waldencast plc would be obliged to provide equality of information to all bona fide competing bidders. The Takeover Code also contains certain rules in respect of mandatory offers for Code Companies. Under Rule 9 of the Takeover Code, if a person:
•
acquires an interest in shares of a Code Company that, when taken together with shares in which persons acting in concert with such person are interested, carry 30% or more of the voting rights of the Code Company; or

•
who, together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the Code Company, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer, and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer (or provide a cash alternative) for the Code Company’s outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.
Upon completion of the Business Combination, Waldencast plc expects to have its place of central management and control in Jersey (one of the Channel Islands). Therefore, based upon its current and intended plans for its directors and management, for the purposes of the Takeover Code, Waldencast plc anticipates that the residency test will be met. Therefore, the Takeover Code should apply to Waldencast plc. It is possible that in the future changes in the Waldencast plc Board’s composition, changes in the Takeover Panel’s interpretation of the Takeover Code, or other events may cause the Takeover Code not to apply to Waldencast plc.

Jersey Regulatory Matters
The Jersey Financial Services Commission (the “JFSC”) has given, and has not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958 to the issue of Waldencast’s ordinary shares. The JFSC is protected by the Control of Borrowing (Jersey) Law 1947 against any liability arising from the discharge of its functions under that law.
Transfer Agent and Warrant Agent
The transfer agent for Waldencast plc Class A ordinary shares and warrant agent for Waldencast plc warrants will be Continental.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS
Waldencast is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Islands Companies Act and the Cayman Constitutional Documents govern the rights of its shareholders. The Cayman Islands Companies Act differs in some material respects from the Jersey Companies Law. In addition, the Proposed Constitutional Document differs materially from the Cayman Constitutional Documents (please see the section entitled “Organizational Documents Proposals” for a summary of the principal changes proposed between the Existing Memorandum and the Existing Articles and the Proposed Constitutional Document for Waldencast plc). As a result, when you become a Waldencast plc shareholder, your rights will differ in some regards as compared to when you were a shareholder of Waldencast.
Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of Waldencast and Waldencast plc according to applicable law.
	Cayman Islands	Jersey
Special Meetings of Stockholders/ Shareholders
The directors, the chief executive officer, the secretary or the chairman of the board of directors of Waldencast may call general meetings, and they shall on a members' requisition forthwith proceed to convene an extraordinary general meeting of Waldencast.
Shareholders holding 10% or more of the company’s voting rights and entitled to vote at the relevant meeting may legally require our directors to call a meeting of shareholders.

Waldencast may, but shall not be obliged to, in each year hold a general meeting as its annual general meeting.
The Jersey Financial Services Commission may, at the request of any officer, secretary, or shareholder, call or direct the calling of an annual general meeting. Failure to call an annual general meeting in accordance with the requirements of the Jersey Companies Law is a criminal offense on the part of a Jersey company and its directors and secretary.

Stockholder/Shareholder Approval of Business Combinations
Pursuant to the Cayman Islands Companies Act and the Cayman Constitutional Documents, mergers or consolidations require a special resolution (being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting). Parties holding certain security interests in the constituent companies must also consent.

A sale or disposal of all or substantially all the assets of a Jersey company must be approved by the board of directors and, only if the articles of association of the company require, by the shareholders in general meeting. A merger involving a Jersey company must be generally documented in a merger agreement which must be approved by special resolution of that company.

All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

A Jersey company may be acquired through a “scheme of arrangement” sanctioned by the Royal Court of Jersey and approved by a majority in number of shareholders representing 75% of the voting rights of the shareholders (or class of shareholders).

	Cayman Islands	Jersey
Stockholder/Shareholder Votes for Routine Matters
Under the Cayman Islands Companies Act, routine corporate matters may be approved by an ordinary resolution (being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting).

Under the Jersey Companies Law, certain routine corporate matters may be approved by either an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so), or a special resolution (being a resolution passed by a two thirds majority unless the articles of association provide a higher threshold).

Appraisal Rights
Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares (subject to limited exceptions), which if necessary may ultimately be determined by the court.
No appraisal rights.

Inspection of Books and Records	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.
The register of shareholders and books containing the minutes of general meetings or of meetings of any class of shareholders of a Jersey company must during business hours be open to the inspection of a shareholder of the company without charge. The register of directors and secretaries must during business hours (subject to such reasonable restrictions as the company may by its articles of association or in general meeting impose, but so that not less than two hours in each business day be allowed for inspection) be open to the inspection of a shareholder or director of the company without charge.

Stockholder/Shareholder Lawsuits
In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the ground that the conduct of a company’s affairs, including a proposed or actual act or omission by a company, is “unfairly prejudicial” to the interests of shareholders generally or of some part of shareholders, including at least the shareholder making the application. Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating the affairs of a company, requiring a company to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by a company or by any of its other shareholders. There may be customary personal law actions available to shareholders which would include certain derivate and other actions to bring proceedings against the directors of the company as well as the company.

	Cayman Islands	Jersey
Fiduciary Duties of Directors	A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.
Under the Jersey Companies Law, a director of a Jersey company, in exercising the director’s powers and discharging the director’s duties, has a fiduciary duty to act honestly and in good faith with a view to the best interests of the company; and a duty of care to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.
Customary law is also an important source of law in the area of directors’ duties in Jersey as it expands upon and provides a more detailed understanding of the general duties and obligations of directors. The Jersey courts view English common law as highly persuasive in this area. In summary, the following duties will apply as manifestations of the general fiduciary duty under the Jersey Companies Law: a duty to act in good faith and in what he or she bona fide considers to be the best interests of the company; a duty to exercise powers for a proper purpose; a duty to avoid any actual or potential conflict between his or her own and the company’s interests; and a duty to account for profits and not take personal profit from any opportunities arising from his or her directorship, even if he or she is acting honestly and for the good of the company. However, the articles of association of a company may permit the director to be personally interested in arrangements involving the company (subject to the requirement to have disclosed such interest).

Under the Proposed Constitutional Document, Waldencast plc renounces any interest or expectancy in, or in being offered an opportunity to participate in, in any potential transaction or matter that may be a corporate opportunity for Waldencast plc, on the one hand, and one of its officers or directors, on the other, or that may be a corporate opportunity for both Waldencast plc and one of its officers or directors.

Under the articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with Waldencast must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest; provided that, in exercising any such vote, such director’s duties remain as described above.

	Cayman Islands	Jersey
Indemnification of Directors and Officers and Limitations on Director’s Liability	A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud, willful neglect or willful default.	The Jersey Companies Law does not contain any provision permitting Jersey companies to limit the liabilities of directors for breach of fiduciary duty.

Liability of directors may be unlimited, except with regard to their own fraud, willful neglect or willful default.
However, a Jersey company may exempt from liability, and indemnify directors and officers for, liabilities:

• incurred in defending any civil or criminal legal proceedings where:

 • the person is either acquitted or receives a judgment in their favor;

 • the proceedings are discontinued other than by reason of such person (or someone on their behalf) giving some benefit or suffering some detriment; or

 • the proceedings are settled on terms that such person (or someone on their behalf) gives some benefit or suffers some detriment but in the opinion of a majority of the disinterested directors, the person was substantially successful on the merits in the person’s resistance to the proceedings;

• incurred to anyone other than to the company if the person acted in good faith with a view to the best interests of the company;

• incurred in connection with an application made to the court for relief from liability for negligence, default, breach of duty, or breach of trust under Article 212 of the Jersey Companies Law in which relief is granted to the person by the court; or

• incurred in a case in which the company normally maintains insurance for persons other than directors.

Amendments to Governing Documents
Pursuant to the Cayman Companies Act and the Cayman Constitutional Documents, the Cayman Constitutional Documents may only be amended by special resolution (being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting).

The memorandum of association and articles of association of a Jersey company may only be amended by special resolution (being a two-third majority if the articles of association of the company do not specify a greater majority) passed by shareholders in general meeting or by written resolution signed by all the shareholders entitled to vote.

SECURITIES ACT RESTRICTIONS ON RESALE OF WALDENCAST PLC SECURITIES
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Waldencast plc Class A ordinary shares or Waldencast plc warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of Waldencast plc at the time of, or at any time during the three months preceding, a sale and (ii) Waldencast plc is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as Waldencast plc was required to file reports) preceding the sale.
Persons who have beneficially owned restricted Waldencast plc Class A ordinary shares or Waldencast plc warrants for at least six months but who are affiliates of Waldencast plc at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•	1% of the total number of Waldencast plc Class A ordinary shares then outstanding; or
•	the average weekly reported trading volume of Waldencast plc’s Class A ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales by affiliates of Waldencast plc under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about Waldencast plc.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.
As a result, the Sponsor will be able to sell their founder shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after Waldencast has completed Waldencast’s initial business combination.
Waldencast anticipates that following the consummation of the Business Combination, Waldencast plc will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

SHAREHOLDER PROPOSALS AND NOMINATIONS
If the Business Combination is completed, Waldencast plc shareholders will be entitled to attend and participate in Waldencast plc’s annual general meetings of shareholders. Waldencast plc will provide notice of the date on which its annual general meeting will be held in accordance with the Proposed Constitutional Document and the Jersey Companies Law.
SHAREHOLDER COMMUNICATIONS
Shareholders and interested parties may communicate with Waldencast’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Waldencast Acquisition Corp., 10 Bank Street, Suite 560, White Plains, NY 10606. Following the Business Combination, such communications should be sent in care of Waldencast plc, ATTN: Shareholder Communication, 10 Bank Street, Suite 560, White Plains, NY 10606. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.
LEGAL MATTERS
Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and Maples and Calder, Jersey, has passed upon the validity of the securities of Waldencast plc offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus.
EXPERTS
The financial statements of Waldencast Acquisition Corp. as of December 31, 2021 and 2020, and for the year ended December 31 ,2021 and for the period from December 8, 2020 (inception) through December 31, 2020, included in this proxy statement/prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report appearing herein, which includes an explanatory paragraph as to the company’s ability to continue as a going concern. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The consolidated financial statements of Obagi Global Holdings Limited as of December 31, 2021 and December 31, 2020 and for each of the three years in the period ended December 31, 2021 included in this proxy statement/prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
The financial statements of Milk Makeup LLC as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021 have been included herein in reliance upon the report of WithumSmith+Brown, PC, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
DELIVERY OF DOCUMENTS TO SHAREHOLDERS
Pursuant to the rules of the SEC, Waldencast and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of Waldencast’s annual report to shareholders and Waldencast’s proxy statement. Upon written or oral request, Waldencast will deliver a separate copy of the annual report to shareholders or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that Waldencast deliver single copies of such documents in the future. Shareholders may notify Waldencast of their requests by calling or writing Waldencast at its principal executive offices at 10 Bank Street, Suite 560, New York, NY 10606 or (917) 546-6828.

ENFORCEABILITY OF CIVIL LIABILITY
Waldencast is a Cayman Islands exempted company and after the Domestication will be a Jersey public limited company. You may have difficulty serving legal process within the U.S. upon Waldencast. You may also have difficulty enforcing, both in and outside the U.S., judgments you may obtain in U.S. courts against Waldencast in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands or Jersey would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, Waldencast may be served with process in the U.S. with respect to actions against Waldencast arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of Waldencast’s securities by serving Waldencast’s U.S. agent irrevocably appointed for that purpose. A judgment of a U.S. court is not directly enforceable in Jersey, but constitutes a cause of action which may be enforced by Jersey courts provided that:
•	the applicable U.S. courts had jurisdiction over the case, as recognized under Jersey law;
•	the judgment is given on the merits and is final, conclusive and non-appealable;
•	the judgment relates to the payment of a sum of money, not being taxes, fines or similar governmental penalties;
•	the defendant is not immune under the principles of public international law;
•	the same matters at issue in the case were not previously the subject of a judgment or disposition in a separate court;
•	the judgment was not obtained by fraud; and
•	the recognition and enforcement of the judgment is not contrary to public policy in Jersey.
Jersey courts award compensation for the loss or damage actually sustained by the plaintiff. Although punitive damages are generally unknown to the Jersey legal system, there is no prohibition on them either by statute or customary law. Whether a particular judgment may be deemed contrary to Jersey public policy depends on the facts of each case, though judgments found to be exorbitant, unconscionable, or excessive will generally be deemed as contrary to public policy. Moreover, certain defendants may qualify for protection under Protection of Trading Interests Act 1980, an act of the U.K. extended to Jersey by the Protection of Trading Interests Act 1980 (Jersey) Order, 1983. This Act provides that a qualifying defendant is not liable for multiple damages, in excess of that required for actual compensation. A “qualifying defendant” for these purposes is a citizen of the U.K. and its Colonies (as defined in the Act), a corporation or other limited liability entity organized under the laws of the U.K., Jersey or other territory for whose international relations the U.K. is responsible or a person conducting business in Jersey.
Jersey courts cannot enter into the merits of the foreign judgment and cannot act as a court of appeal or review over the foreign courts. It is doubtful that an original action based on U.S. federal or state securities laws could be brought before Jersey courts. In addition, a plaintiff who is not resident in Jersey may be required to provide a security bond in advance to cover the potential of the expected costs of any case initiated in Jersey.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE
Waldencast has filed a registration statement on Form F-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.
Waldencast files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Waldencast at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, Waldencast’s corporate website under the heading “Investors — SEC Filings,” at http://www.waldencast.com. Waldencast’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.
Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the Registration Statement, which includes exhibits incorporated by reference from other filings made with the SEC.
All information contained in this proxy statement/prospectus relating to Waldencast has been supplied by Waldencast, all such information relating to Obagi has been supplied by Obagi and all such information relating to Milk has been supplied by Milk, respectively. Information provided by one another does not constitute any representation, estimate or projection of the other.
Incorporation by Reference of Certain of Waldencast’s Filings with the SEC
The SEC allows Waldencast to “incorporate by reference” certain information filed with the SEC into this proxy statement/prospectus or any document incorporated by reference in this proxy statement/prospectus, or if you have questions about the Business Combination, you should contact via phone or in writing:
Morrow Sodali LLC
Individuals call toll-free: (800) 662-5200
Banks and Brokerage Firms, please call: (203) 658-9400
Email: WALD.info@investor.morrowsodali.com
www.morrowsodali.com
If you are a shareholder of Waldencast and would like to request documents, please do so no later than five business days before the extraordinary general meeting in order to receive them before the extraordinary general meeting. If you request any documents from Morrow, Morrow will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the Registration Statement, which includes exhibits incorporated by reference from other filings made with the SEC.

FINANCIAL STATEMENTS
WALDENCAST ACQUISITION CORP.
Page
Report of Independent Registered Public Accounting Firm	F-2
Financial Statements
Balance Sheets as of December 31, 2021 and December 31, 2020	F-3
Statements of Operations for the year ended December 31, 2021 and for the period from December 8, 2020 (inception) through December 31, 2020	F-4
Statements of Changes in Shareholders’ Deficit for the year ended December 31, 2021 and for the period from December 8, 2020 (inception) through December 31, 2020	F-5
Statements of Cash Flows for the year ended December 31, 2021 and for the period from December 8, 2020 (inception) through December 31, 2020	F-6
Notes to Financial Statements	F-7
OBAGI GLOBAL HOLDINGS LIMITED
MILK MAKEUP LLC

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
Waldencast Acquisition Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Waldencast Acquisition Corp. (the “Company”) as of December 31, 2021 and 2020, the related statements of operations, changes in shareholders’ deficit and cash flows for the year ended December 31, 2021 and for the period from December 8, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and for the period from December 8, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph – Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company’s business plan is dependent on the completion of a business combination. As of the date of this report there is no guarantee of a successful completion of a business combination, which raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Marcum LLP
Marcum LLP
We have served as the Company’s auditor since 2020.
New York, NY
March 31, 2022
PCAOB ID Number 688

WALDENCAST ACQUISITION CORP.

BALANCE SHEETS
	December 31, 2021	December 31, 2020
Assets
Current assets:
Cash	$1,503,768	$
Prepaid expenses – current	204,821
Deferred offering costs associated with initial private offering		166,792
Total current assets	$1,708,589	$166,792
Prepaid expenses – non-current portion	33,050
Investment held in Trust Account	345,052,047
Total assets	346,793,686	166,792

Liabilities, Redeemable Ordinary Shares and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$272,953	$177,743
Due to related party	95,000
Total current liabilities	367,953	177,743
Warrant liabilities	21,153,666
Deferred legal fees	8,186,101
Forward purchase agreement liabilities	13,320,000
Working Capital Promissory Note – related party	1,500,000
Deferred underwriters’ discount	12,075,000
Total liabilities	56,602,720	177,743

Commitments & Contingencies (Note 6)
Class A ordinary shares subject to possible redemption, 34,500,000 and no shares at redemption value of $10.00 at December 31, 2021 and December 31, 2020, respectively	345,000,000

Shareholders’ deficit:
Preference shares, $0.0001 par value; 5,000,000 shares authorized; issued and outstanding
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized;  shares issued and outstanding (excluding 34,500,000 and  shares subject to redemption) at December 31, 2021 and December 31, 2020, respectively

Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 8,625,000 and shares issued and outstanding at December 31, 2021 and December 31, 2020, respectively	863
Additional paid-in capital
Accumulated deficit	(54,809,897)	(10,951)
Total shareholders’ deficit	(54,809,034)	(10,951)
Total liabilities, redeemable ordinary shares and shareholders’ deficit	$346,793,686	$166,792
The accompanying notes are an integral part of these financial statements.

WALDENCAST ACQUISITION CORP.
STATEMENTS OF OPERATIONS
	For the year ended December 31, 2021	For the period from December 8, 2020 (inception) through December 31, 2020
Formation and operating costs	$9,133,011	$10,951
Loss from operations	(9,133,011)	(10,951)

Other income (expense):
Interest income on operating account	1,146
Interest income on marketable securities held in Trust Account	52,047
Offering expenses related to warrant issuance	(719,201)
Change in fair value of forward purchase agreement liabilities	(1,665,000)
Change in fair value of warrant liabilities	(2,963,666)
Total other expense	(5,294,674)

Net loss	$(14,427,685)	$(10,951)

Weighted average shares outstanding, Class A ordinary shares subject to possible redemption	27,316,438
Basic and diluted net loss per share, Class A ordinary shares subject to possible redemption	$(0.41)	$
Weighted average shares outstanding, Non-redeemable Class B ordinary shares	8,410,753
Basic and diluted net loss per share, Non-redeemable Class B ordinary shares	$(0.41)	$
The accompanying notes are an integral part of these financial statements.

WALDENCAST ACQUISITION CORP.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
	Ordinary Shares				Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance as of December 8, 2020 (inception)		$		$	$	$	$
Net loss	—		—			(10,951)	(10,951)
Balance as of December 31, 2020		$		$	$	$(10,951)	$(10,951)
Issuance of Founder Shares	—	—	8,625,000	863	24,137	—	25,000
Sale of 34,500,000 Units on March 18, 2021 through the Initial Public Offering,	34,500,000	3,450	—		—		3,450
Sale of 5,933,333 Private Placement Warrants on March 18, 2021	—	—	—	—	8,900,000	—	8,900,000
Initial value of private warrant liabilities	—	—	—	—	(6,230,000)	—	(6,230,000)
Initial value of FPA liabilities	—	—	—	—	(11,655,000)	—	(11,655,000)
Class A ordinary shares subject to possible redemption	(34,500,000)	(3,450)	—		—	—	(3,450)
Accretion of Class A ordinary shares subject to possible redemption	—	—	—	—	8,960,863	(40,371,261)	(31,410,398)
Net loss	—		—			(14,427,685)	(14,427,685)
Balance as of December 31, 2021			$8,625,000	$863	$	$(54,809,897)	$(54,809,034)
The accompanying notes are an integral part of these financial statements.

WALDENCAST ACQUISITION CORP.
STATEMENTS OF CASH FLOWS
	For the year ended December 31, 2021	For the period from December 8, 2020 (inception) through December 31, 2020

Cash Flows from Operating Activities:
Net loss	$(14,427,685)	$(10,951)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on Trust Account	(52,047)
Increase in deferred legal costs	8,186,101
Change in fair value of warrant liabilities	2,963,666
Change in fair value of forward purchase agreement liabilities	1,665,000
Offering costs allocated to warrants	719,201
Changes in current assets and current liabilities:
Prepaid assets	(237,871)
Accounts payable and accrued expenses	272,953	10,951
Due to related party	95,000
Net cash used in operating activities	(815,682)

Cash Flows from Investing Activities:
Investment of cash into Trust Account	(345,000,000)
Net cash used in investing activities	(345,000,000)

Cash Flows from Financing Activities:
Proceeds from issuance of Founder Shares	25,000
Proceeds from Initial Public Offering, net of underwriters’ discount	338,100,000
Proceeds from issuance of Private Placement Warrants	8,900,000
Proceeds of Working Capital Promissory Note – related party	1,500,000
Payments of offering costs	1,205,550
Net cash provided by financing activities	347,319,450

Net Change in Cash	1,503,768
Cash – Beginning
Cash – Ending	$1,503,768	$

Supplemental Disclosure of Non-cash Financing Activities:
Initial value of warrant liabilities	$18,190,000	$
Deferred underwriters’ discount payable charged to additional paid-in capital	$12,075,000	$
Initial value of forward purchase agreement liabilities	$11,655,000	$
The accompanying notes are an integral part of these financial statements.

WALDENCAST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
Note 1 — Organization and Business Operations
Organization and General
Waldencast Acquisition Corp. (the “Company”) was incorporated in the Cayman Islands on December 8, 2020. The Company was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar Business Combination with one or more businesses (a “Business Combination”). The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
The Company was formed on December 8, 2020 and remained dormant through December 31, 2020. For the period from December 8, 2020 (inception) through December 31, 2020, there had been no activity since the formation of the entity and no equity shares were issued. The Company commenced operations on January 12, 2021 when the Founder Shares were issued. All activity since January 12, 2021 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) and identifying a target or targets for a Business Combination, as described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering.
Financing
On March 18, 2021, the Company consummated the Initial Public Offering of 34,500,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units offered, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $345,000,000, which is discussed in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company completed the private sale of 5,933,333 warrants (the “Private Placement Warrants”), at a price of $1.50 per Private Placement Warrant, which is discussed in Note 4.
Transaction costs amounted to $20,169,599, consisting of $6,900,000 of underwriting fee, $12,075,000 of deferred underwriting fee and $1,194,599 of other offering costs. Of the total transaction costs, $719,201 was reclassified as non-operating expense in the statements of operations with the rest of the offering costs charged to shareholders’ deficit. The transaction costs were allocated based on a relative fair value basis, compared to the total offering proceeds, between the fair value of the public warrant liabilities and the Class A ordinary shares.
Trust Account
Following the closing of the Initial Public Offering on March 18, 2021, an amount of $345,000,000 from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (“Trust Account”) which is invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, if any, the funds held in the Trust Account will not be released from the Trust Account until the earliest to occur of: (1) the completion of the Company’s initial Business Combination; (2) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with its initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete its initial Business Combination within 24 months from the closing of the Initial Public Offering or (B) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity; and (3) the redemption of the Company’s Public Shares if the Company has not completed its initial Business Combination within 24 months from the closing of the Initial Public Offering, subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

Initial Business Combination
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, although substantially all of the net proceeds are intended to be generally applied toward consummating a Business Combination.
The Company’s Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (net of taxes payable) at the time of the signing of an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.
The Company will provide its public shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of the initial Business Combination either (i) in connection with a shareholder meeting called to approve the initial Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed initial Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The shareholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations).
The Class A ordinary shares subject to redemption is recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either immediately prior to or upon consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.
The Company will have 24 months from the closing of the Initial Public Offering (with the ability to extend with shareholder approval) to consummate a Business Combination (the “Combination Period”). However, if the Company is unable to complete a Business Combination within the Combination Period, the Company will redeem 100% of the outstanding Public Shares for a pro rata portion of the funds held in the Trust Account, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company, divided by the number of then outstanding Public Shares, subject to applicable law and as further described in the registration statement, and then seek to dissolve and liquidate.
The Company’s Sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to their Founder Shares, private placement shares and Public Shares in connection with the completion of the initial Business Combination, (ii) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association, and (iii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares and private placement shares if the Company fails to complete the initial Business Combination within the Combination Period.
The Company’s Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked its Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether its Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Company’s Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that its Sponsor would be able to satisfy those obligations.

On February 22, 2021, the Sponsor and Dynamo Master Fund (a member of the Sponsor) entered into a forward purchase agreement (the “Sponsor Forward Purchase Agreement”), with the Company that provided for the purchase of up to an aggregate of 13,000,000 units, with each unit consisting of one Class A ordinary share and one-third of one redeemable warrant, for an aggregate purchase price of $130,000,000, or $10.00 per unit, in a private placement to close substantially concurrently with the closing of the Company’s initial business combination (the “Forward Purchase Securities”). The Sponsor Forward Purchase Agreement provided that the applicable forward purchase investors may, in their sole discretion, increase the amount of capital committed under the Sponsor Forward Purchase Agreement up to an amount not to exceed $160,000,000. On October 20, 2021, the Company received an allocation notice from the Sponsor and Dynamo Master Fund committing to purchase an aggregate of 16,000,000 units, with each unit consisting of one Class A ordinary share and one-third of one redeemable warrant, for an aggregate purchase price of $160,000,000, or $10.00 per unit. On December 20, 2021, the Sponsor and Burwell Mountain Trust (a member of the Sponsor) entered into an assignment and assumption agreement (the “Assignment and Assumption Agreement”). The Assignment and Assumption Agreement provides for the assignment by the Sponsor and assumption by Burwell Mountain Trust of all of the Sponsor’s rights and benefits as purchaser under the Sponsor Forward Purchase Agreement, including the right to purchase the Forward Purchase Securities subscribed for by the Sponsor.
On November 15, 2021, the Company entered into an Agreement and Plan of Merger (the “Obagi Merger Agreement”), by and among the Company, Obagi Merger Sub, Inc., a Cayman Islands exempted company limited by shares and an indirect wholly owned subsidiary of the Company (“Merger Sub”), and Obagi Global Holdings Limited, a Cayman Islands exempted company limited by shares (“Obagi”). See Note 6 for further discussion.
On November 15, 2021, the Company entered into an Equity Purchase Agreement (the “Milk Equity Purchase Agreement” and together with the Obagi Merger Agreement, the “Transaction Agreements”), by and among the Company, Obagi Holdco 1 Limited, a limited company incorporated under the laws of Jersey (“Holdco Purchaser”), Waldencast Partners LP, a Cayman Islands exempted limited partnership (“Waldencast LP” and together with Holdco Purchaser, the “Purchasers”), Milk Makeup LLC, a Delaware limited liability company (“Milk”), certain members of Milk (the “Milk Members”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative of the Milk Members (the “Equityholder Representative”). See Note 6 for further discussion.
Liquidity and Capital Resources
As of December 31, 2021, the Company had cash in an operating bank account, outside of the Trust Account, of $1,503,768 available for working capital needs. As of December 31, 2021 the Company had working capital of $1,340,636. All remaining funds held in the Trust Account are generally unavailable for the Company’s use, prior to an initial Business Combination, and are restricted for use either in a Business Combination, to redeem Class A ordinary shares or with respect to the interest earned, to be withdrawn for the payment of taxes. As of December 31, 2021, none of the amount in the Trust Account was withdrawn as described above.
Through December 31, 2021, the Company’s liquidity needs were satisfied through receipt of $25,000 from the sale of the Founder Shares and the remaining net proceeds from the Initial Public Offering and the sale of Private Placement Warrants.
On October 28, 2021, the Sponsor funded the $1,500,000 available under the Working Capital Promissory Note to the Company (see Note 5). The Company anticipates that the $1,503,768 in its operating bank account as of December 31, 2021, in addition to the subsequent $1,500,000 draw down of the Working Capital Promissory Note available, will be sufficient to allow the Company to operate for at least the next 12 months from the issuance of the financial statements, assuming that a Business Combination is not consummated during that time. Until consummation of its Business Combination, the Company will be using the funds not held in the Trust Account, and any additional Working Capital Loans (as defined in Note 5) from the initial shareholders, the Company’s officers and directors, or their respective affiliates (which is described in Note 5), for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the Business Combination.
The Company does not believe It will need to raise additional funds in order to meet the expenditures required for operating its business. However, if the Company’s estimates of the costs of undertaking in-depth due diligence and negotiating Business Combination is less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to the Business Combination. Moreover, the Company will need to raise additional capital through loans from its Sponsor, officers, directors, or third parties. None of the Sponsor, officers or directors are under any obligation to advance funds to, or to invest in, the Company. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of its business plan, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.
Going Concern
The Company anticipates that the $1,503,768 of cash held by Waldencast outside of the Trust Account as of December 31, 2021, will be sufficient to allow the Company to operate for the remainder of the Combination Period (as defined below). Until consummation of its Business Combination, the Company will be using the funds not held in the Trust Account, and any additional Working Capital Loans from the initial shareholders, the Company’s officers and directors, or their respective affiliates, or other third parties, for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the Business Combination.
The Company does not believe it will need to raise additional funds in order to meet the expenditures required for operating the business. However, if the Company’s estimates of the costs of undertaking in-depth due diligence and negotiating business combination is less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to the business combination. Moreover, the Company will need to raise additional capital through loans from its Sponsor, officers, directors, or third parties. None of the Sponsor, officers or directors are under any obligation to advance funds to, or to invest in, the Company. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of its business plan, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.
The Company has 24 months from the closing of the IPO, which occurred on March 18, 2021 (with the ability to extend with shareholder approval) to consummate a business combination (the “Combination Period”). However, if the Company is unable to complete a Business Combination within the Combination Period, the Company will redeem 100% of the outstanding public shares for a pro rata portion of the funds held in the Trust Account, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company, divided by the number of then outstanding public shares, subject to applicable law and as further described in the registration statement, and then seek to dissolve and liquidate.
There is no guarantee that the Company will be able to consummate a Business Combination within Combination Period, which raises substantial doubt about the Company’s ability to continue as a going concern until the earlier of the consummation of the Business Combination or the date the Company is required to liquidate. These Financial Statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position and/or results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Note 2 — Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, and the results of its operations and its cash flows.
Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2021, the Company had $1,503,768 in cash in its operating bank account, outside of the Trust Account, and had no cash equivalents.
Investment Held in Trust Account
At December 31, 2021, the Trust Account had $345,052,047 held in marketable securities. As of December 31, 2021, the Company has not withdrawn any of the interest income from the Trust Account to pay its tax obligations.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At December 31, 2021, the Company has not experienced losses on this account.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ deficit. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, all shares of Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheet.
All of the Class A ordinary shares sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated memorandum and articles of association (except that in no event may we redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 following such redemptions pursuant to our amended and restated memorandum and articles of association). In accordance with the SEC and its staff guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity.
As of December 31, 2021, the Class A ordinary shares reflected on the balance sheets are reconciled in the following table:
Gross proceeds	$345,000,000
Less:
Proceeds allocated to public warrants	(11,960,000)
Issuance costs related to Class A ordinary shares	(19,450,398)
Plus:
Accretion of carrying value to redemption value	31,410,398
Contingently redeemable Class A ordinary shares	$345,000,000
Net Loss per Ordinary Share
The Company applies the two-class method in calculating earnings per share. The contractual formula utilized to calculate the redemption amount approximates fair value. The Class feature to redeem at fair value means that there is effectively only one class of stock. Changes in fair value are not considered a dividend of the purposes of the numerator in the earnings per share calculation. Net loss per ordinary share is computed by dividing the pro rata net loss between the Class A ordinary shares and the Class B ordinary shares by the weighted average number of ordinary shares outstanding for each of the periods. The calculation of diluted loss per ordinary share does not consider the effect of the warrants and rights issued in connection with the Initial Public Offering since the exercise of the warrants and rights are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive. The warrants and FPA units are exercisable for 61,833,333 shares of Class A ordinary shares in the aggregate. Accretion of the carrying value of Class A ordinary shares to redemption value is excluded from net loss per ordinary share because the redemption value approximates fair value.
	For the year ended December 31, 2021	For the period from December 8, 2020 (inception) through December 31, 2020
Ordinary shares subject to possible redemption
Numerator:
Net loss allocable to Class A ordinary shares subject to possible redemption	$(11,115,177)	$
Denominator:
Weighted Average Redeemable Class A ordinary shares, Basic and Diluted	27,316,438
Basic and Diluted net loss per share, Redeemable Class A ordinary shares	$(0.41)	$

Non-Redeemable Ordinary shares
Numerator:
Net loss allocable to Class B ordinary shares not subject to redemption	$(3,312,508)	$
Denominator:
Weighted Average Non-Redeemable Ordinary shares, Basic and Diluted	8,140,753
Basic and diluted net loss per share, ordinary shares	$(0.41)	$

Offering Costs
The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A–- “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Initial Public Offering and that were charged to shareholders’ deficit upon the completion of the Initial Public Offering. Accordingly, on December 31, 2021, offering costs totaling $20,169,599 have been charged to temporary equity (consisting of $6,900,000 of underwriting fee, $12,075,000 of deferred underwriting fee and $1,194,599 of other offering costs). Of the total transaction costs, $719,201 was reclassified as a non-operating expense in the statements of operations with the rest of the offering cost charged to temporary equity. The transaction costs were allocated based on a relative fair value basis, compared to the total offering proceeds, between the fair value of the public warrant liabilities and the Class A ordinary shares.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the Financial Accounting Standards Board (“FASB”) ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheets.
Derivative Warrant Liabilities
The Company evaluates its financial instruments, including issued share purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. The Company has determined its public warrants, private warrants and contingent forward purchase warrants are derivative instruments.
The Company accounts for its 17,433,333 ordinary share warrants issued in connection with its Initial Public Offering (11,500,000) and Private Placement Warrants (5,933,333) as derivative warrant liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statements of operations. The fair value of warrants issued by the Company in connection with its Initial Public Offering and Private Placement Warrants has been estimated using Monte-Carlo simulations at each measurement date.
FASB ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applied this guidance to allocate Initial Public Offering proceeds from the Units between Class A ordinary shares and warrants, using the residual method by allocating Initial Public Offering proceeds first to fair value of the warrants and contingent forward purchase units and then the Class A ordinary shares.
Income Taxes
The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2021 and December 31, 2020, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman

Islands or the United States. As such, the Company’s tax provision was immaterial for the year ended December 31, 2021 and for the period from December 8, 2020 (inception) through December 31, 2020.
Recent Accounting Standards
In August 2020, the FASB issued ASU 2020-06, “Debt-Debt with Conversion and Other Options” (Subtopic 470-20) and “Derivatives and Hedging-Contracts in an Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU 2020-06 also removes certain settlement conditions that are required for equity-linked contracts to qualify for scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.
The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.
Note 3 — Initial Public Offering
Pursuant to the Initial Public Offering, the Company sold 34,500,000 Units, at a price of $10.00 per Unit. Each Unit consists of one share of Class A ordinary shares, par value $0.0001 per share one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A ordinary shares at a price of $11.50 per share.
Note 4 — Private Placement Warrants
Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 5,933,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant, for an aggregate price of $8,900,000. Each Private Placement Warrant is exercisable for one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 6). If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. The initial fair value of the private warrants was recorded as a liability of $6,230,000 with the excess of cash received over initial fair value of the warrants of $2,670,000 recorded as additional paid-in capital.
Note 5 — Related Party Transactions
Founder Shares
On January 12, 2021, the Company issued 7,187,500 Founder Shares to the Sponsor for an aggregate purchase price of $25,000. In February 2021, the Sponsor transferred 20,000 Waldencast Class B ordinary shares to each of the Investor Directors, resulting in the Sponsor holding 7,107,500 Waldencast Class B ordinary shares. On March 15, 2021, the Company effected a dividend of 0.2 of a share of Class B ordinary shares for each share of Class B ordinary shares, resulting in 8,625,000 shares of Class B ordinary shares being issued and outstanding, of which 8,545,000 are held by the Sponsor.
The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Class B ordinary shares or Class A ordinary shares received upon conversion thereof until the earlier of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.
Related Party Loans
On January 12, 2021, the Sponsor agreed to loan the Company up to $300,000 to be used for the payment of costs related to the Initial Public Offering pursuant to a promissory note (the “Sponsor Promissory Note”). The

Sponsor Promissory Note was non-interest bearing, unsecured and due upon the earlier of June 30, 2021 and the closing of the Initial Public Offering. The Company had no borrowings under the Sponsor Promissory Note at the closing of the Initial Public Offering. Borrowings under the Sponsor Promissory Note are no longer available.
Due to Related Party
The balance of $95,000 represents the amount accrued for the administrative support services provided (defined below) by the Sponsor from date of the Initial Public Offering to December 31, 2021.
Administrative Support Agreement
Commencing on the date of the Initial Public Offering, the Company has agreed to pay the Sponsor a total of $10,000 per month for office space and administrative support services. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the year ended December 31, 2021, the Company has recognized $101,740 of administrative service fee, which is included in formation and operating costs on the statement of operations.
Working Capital Loans
In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a Business Combination into warrants at a price of $1.50 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a business combination does not close, the Company may use a portion of proceeds held outside of the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used for such repayment. On August 18, 2021, the Company issued the Working Capital Promissory Note to the Sponsor for an aggregate amount of up to $1,500,000. The Working Capital Promissory Note is non-interest bearing and is due and payable in full on the earlier of (i) the date by which we have to complete a business combination and (ii) the effective date of a business combination. On October 28, 2021, the Company drew down the entire available balance of the Working Capital Promissory Note and the Sponsor deposited $1,500,000 in the Company’s operating bank account. As of December 31, 2021, the Company had a total aggregate principal amount of $1,500,000 in outstanding borrowings under the Working Capital Loans, consisting solely of the Working Capital Promissory Note.
Forward Purchase Agreement
The Company entered into two separate forward purchase agreements as follows. The Sponsor and Dynamo Master Fund (a member of the Sponsor) entered into the Sponsor Forward Purchase Agreement, dated as of February 22, 2021, with the Company that will provide for the purchase of up to an aggregate of 13,000,000 units, with each unit consisting of one Class A ordinary share and one-third of one redeemable warrant, for an aggregate purchase price of $130,000,000, or $10.00 per unit, in a private placement to close substantially concurrently with the closing of our initial Business Combination. The Sponsor Forward Purchase Agreement provides that the applicable forward purchase investors may, in their sole discretion, increase the amount of capital committed under the Sponsor Forward Purchase Agreement up to an amount not to exceed $160,000,000. Beauty Ventures LLC (“Beauty Ventures”) entered into a forward purchase agreement (the “Beauty Forward Purchase Agreement,” and together with the Sponsor Forward Purchase Agreement, the “Forward Purchase Agreements” or “FPA”), dated as of March 1, 2021, with the Company that provides for the purchase of an aggregate of up to 17,300,000 units, with each unit consisting of one Class A ordinary share and one-third of one redeemable warrant, for an aggregate purchase price of up to $173,000,000 (subject to the below), or $10.00 per unit, in a private placement to close substantially concurrently with the closing of the initial Business Combination. To the extent that the amounts available from the Trust Account and other financing (including the Sponsor Forward Purchase Agreement) are sufficient for the cash requirements in connection with our initial Business Combination, the Sponsor may, in its sole discretion, as the managing member of Beauty Ventures, reduce its purchase obligation, up to the full amount, under the Beauty Forward Purchase Agreement. Members of the Sponsor or their affiliates will receive a performance fee allocation when the return on the securities underlying the Beauty Forward Purchase Agreement exceeds certain benchmark returns. The obligations under the forward purchase agreements will not depend on whether any Class A ordinary shares are redeemed by our public shareholders. The forward purchase shares and the forward purchase warrants included in the units being sold in the Initial Public Offering, respectively, will be identical to the Public Shares and public warrants included in the units sold in the Initial Public Offering, respectively, except that the holders thereof will have certain registration rights, as described herein. On October 20, 2021, the Company received (i) an allocation notice from the Sponsor and Dynamo Master Fund committing to purchase 16,000,000 units, with each unit consisting of one Class A ordinary share and one-third of one redeemable warrant, for an aggregate purchase price of $160,000,000, or $10.00 per unit and (ii) an allocation notice from Beauty Ventures committing to purchase 17,300,000 units, with each unit consisting of one Class A ordinary share and one-third of one redeemable warrant, for an aggregate purchase price of $173,000,000, or $10.00 per unit. On December 20, 2021, the Sponsor and Burwell Mountain Trust (a member of the Sponsor) entered into an assignment and assumption agreement. The assignment and assumption agreement provides for the assignment by the Sponsor and assumption by Burwell Mountain Trust of all of the Sponsor’s rights and benefits as purchaser under the Sponsor Forward Purchase Agreement, including the right to purchase the Forward Purchase Securities subscribed for by the Sponsor.
Note 6 — Commitments & Contingencies
Registration Rights
The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Initial Public Offering requiring the Company to register such securities for resale. The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriters Agreement
On March 18, 2021, pursuant to the consummation of the IPO, the Company paid a fixed underwriting discount of $0.20 per Unit, or $6,900,000 in the aggregate. Additionally, a deferred underwriting discount of $0.35 per Unit, or $12,075,000 in the aggregate, will be payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes an initial Business Combination, subject to the terms of the underwriting agreement.
Obagi Merger Agreement and Related Agreements
On November 15, 2021, the Company entered into the Obagi Merger Agreement, by and among the Company, Merger Sub and Obagi. The Obagi Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Obagi Merger Agreement, the “Obagi Transaction”):
(i)
at the closing of the transactions contemplated by the Obagi Merger Agreement (the “Obagi Closing”), upon the terms and subject to the conditions of the Obagi Merger Agreement and in accordance with the Companies Act (As Revised) of the Cayman Islands (“Cayman Act”), Merger Sub will merge with and into Obagi, the separate corporate existence of Merger Sub will cease and Obagi will be the surviving company and an indirect wholly owned subsidiary of the Company (the “Merger”);

(ii)
as a result of the Merger, among other things, each share of common stock of Obagi that is issued and outstanding immediately prior to the effective time of the Merger (other than in respect of Excluded Shares (as defined in the Obagi Merger Agreement)) will be cancelled and converted into the right to receive (i) an amount in cash equal to (A) the Obagi Cash Consideration (as defined in the Obagi Merger Agreement), subject to substitution for Obagi Stock Consideration (as defined in the Obagi Merger Agreement) based on the amount of cash available to the Company at the Closing, taking into account, among other things, the level of shareholder redemptions, divided by (B) the number of Aggregate Fully Diluted Company Common Shares (as defined in the Obagi Merger Agreement), and (ii) a number of shares of Waldencast Common Stock equal to (A) the Obagi Stock Consideration divided by (B) the number of Aggregate Fully Diluted Company Common Shares; and

(iii)	upon the effective time of the Domestication, the Company will immediately be renamed “Waldencast plc”.
The Company’s board of directors has unanimously (i) approved and declared advisable the Obagi Merger Agreement, the Obagi Transaction and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Obagi Merger Agreement and related matters by the shareholders of the Company.
Milk Equity Purchase Agreement
On November 15, 2021, the Company entered into the Transaction Agreements, by and among the Company, Holdco Purchaser, Waldencast LP, Milk, Milk Members, and the Equityholder Representative.
The Milk Equity Purchase Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Milk Equity Purchase Agreement, the “Milk Transaction” and, together with the Obagi Transaction, the “Obagi and Milk Business Combinations”):
(i)
at the closing of the transactions contemplated by the Milk Equity Purchase Agreement (the “Milk Closing” and together with the Obagi Closing, the “Closing”), upon the terms and subject to the conditions of the Milk Equity Purchase Agreement, the Purchasers will acquire from the Milk Members and the Milk Members will sell to the Purchasers all of the issued and outstanding membership units of Milk in exchange for the Milk Cash Consideration (as defined in the Milk Equity Purchase Agreement), and the Milk Equity Consideration (as defined in the Milk Equity Purchase Agreement), which consist of partnership units of Waldencast LP exchangeable for Waldencast Common Stock, and the Domesticated Acquiror Non-Economic Common Stock (as defined in the Milk Equity Purchase Agreement);

(ii)
as a result of the Milk Transaction, among other things, (i) Holdco Purchaser will purchase from the Milk Members a percentage of the outstanding membership units in exchange for the Milk Cash Consideration and the Domesticated Acquiror Non-Economic Common Stock equal to the Milk Equity Consideration and (ii) Waldencast LP will purchase from the Milk Members the remainder of the outstanding membership units in exchange for the Milk Equity Consideration; and

(iii)	upon the effective time of the Domestication, the Company will immediately be renamed “Waldencast plc.”
Immediately following consummation of the Milk Transaction, (i) Holdco Purchaser will contribute its equity interest in (a) Milk to Waldencast LP in exchange for limited partnership units in Waldencast LP and (b) Holdco 2 in exchange for limited partnership units in Waldencast LP. The combined company will be organized in an “Up-C” structure, in which the equity interests of Obagi and Milk will be held by Waldencast LP. The Company will in turn hold its interests in Obagi and Milk through Waldencast LP and Holdco Purchaser.
The Board has unanimously (i) approved and declared advisable the Milk Equity Purchase Agreement, the Milk Transaction and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Milk Equity Purchase Agreement and related matters by the shareholders of the Company.
Prior to the Closing, subject to the approval of the Company’s shareholders, and in accordance with the Cayman Act, the Companies (Jersey) Law 1991, as amended (the “Jersey Companies Law”) and the Company’s amended and restated memorandum and articles of association, the Company will effect a deregistration under the Cayman Act and a domestication under Part 18C of the Jersey Companies Law (by means of filing a memorandum and articles of association with the Registrar of Companies in Jersey), pursuant to which the Company’s jurisdiction of incorporation will be changed from the Cayman Islands to Jersey (the “Domestication”).
In connection with the Domestication, (i) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of the Company, will convert automatically, on a one-for-one basis, into a Waldencast Common Stock (following its Domestication) (the “Waldencast Common Stock”), (ii) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of the Company, will convert automatically, on a one-for-one basis, into a share of Waldencast Common Stock, (iii) each then issued and outstanding warrant of the Company will convert automatically into a warrant to acquire one share of Waldencast Common Stock (“Domesticated Waldencast Warrant”), pursuant to the Warrant Agreement, dated March 15, 2021, between the

Company and Continental Stock Transfer & Trust Company, as warrant agent, and (iv) each then issued and outstanding unit of the Company shall be cancelled and will entitle the holder thereof to one share of Waldencast Common Stock and one-third of one Domesticated Waldencast Warrant.
On November 15, 2021, the Company entered into a Sponsor Support Agreement (the “Obagi Sponsor Support Agreement”), by and among the Sponsor, Obagi, the Company and the persons set forth on Schedule I attached thereto (the “Sponsor Persons”), pursuant to which the Sponsor and the Sponsor Persons agreed to, among other things, vote in favor of the Obagi Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Obagi Sponsor Support Agreement.
On November 15, 2021, the Company entered into a Sponsor Support Agreement (the “Milk Sponsor Support Agreement”), by and among the Sponsor, the Equityholder Representative, the Company and the Sponsor Persons, pursuant to which the Sponsor and the Sponsor Persons agreed to, among other things, vote in favor of the Milk Equity Purchase Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Milk Sponsor Support Agreement.
On November 15, 2021, the Company also entered the Stockholder Support Agreement, by and among the Company, Obagi and Cedarwalk. Pursuant to the Stockholder Support Agreement, Cedarwalk agreed to, among other things, within two (2) business days after the proxy statement/prospectus relating to the approval by the Company shareholders of the Obagi and Milk Business Combinations is declared effective by the SEC and delivered or otherwise made available to the Company shareholders, execute and deliver a written consent with respect to the outstanding ordinary shares of Obagi held by Cedarwalk adopting the Obagi Merger Agreement and related transactions and approving the Obagi and Milk Business Combinations.
The consummation of the proposed Obagi and Milk Business Combinations is subject to certain conditions as further described in the Obagi Merger Agreement and the Milk Equity Purchase Agreement.
Note 7 — Class A Ordinary Shares Subject to Possible Redemption
The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2021, 34,500,000 shares of Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheet. The value of these redeemable shares was calculated as the gross proceeds from the sale of the Public Units reduced by the proceeds allocable to the Public Warrants, issuance costs related to the Public Units and the accretion of the carrying value to the redemption value. Upon the consummation of the Initial Public Offering, the Company recorded $31,410,398 in accretion.
Note 8 — Shareholder’s Deficit
Preference Shares — The Company is authorized to issue a total of 5,000,000 preference shares at par value of $0.0001 each. At December 31, 2021, there were no preference shares issued or outstanding.
Class A Ordinary Shares — The Company is authorized to issue a total of 500,000,000 Class A ordinary shares at par value of $0.0001 each. At December 31, 2021, there were  shares issued and outstanding (excluding 34,500,000 shares subject to possible redemption).
Class B Ordinary Shares — The Company is authorized to issue a total of 50,000,000 shares of Class B ordinary shares at par value of $0.0001 each. At December 31, 2021, there were 8,625,000 Class B ordinary shares issued or outstanding.
Only holders of the Class B ordinary shares will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the Company’s shareholders except as otherwise required by law.
The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the completion of the Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which Founder Shares will convert into Class A ordinary shares will be adjusted (subject to waiver by holders of a majority of the Class B ordinary shares) so that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the ordinary shares issued and outstanding upon completion of the Initial Public Offering plus the number of Class A ordinary shares and equity-linked securities issued or deemed issued in connection with a Business Combination, excluding any Class A ordinary shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination.
Note 9 — Warrants
Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No Public Warrant will be exercisable, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available.
The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of the Company’s Business Combination, the Company will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Once the warrants become exercisable, the Company may redeem the Public Warrants for redemption:

•	in whole and not in part;
•	at a price of $0.01 per Public Warrant;
•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
•
if, and only if, the reported last sale price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted).

Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:
•	in whole and not in part;
•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of the Class A ordinary shares;

•	if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted); and
•
if the Reference Value is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.
In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination, and (z) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.
The Private Placement Warrants will be identical to the Public Warrants underlying the Units being sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as Public Warrants.
Note 10 — Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;
•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
	December 31, 2021	Quoted Prices In Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Description
Assets:
Marketable Securities held in Trust Account	$345,052,047	$345,052,047	$	$
Liabilities:
Forward purchase agreement liabilities	(13,320,000)			(13,320,000)
Warrant liabilities	(21,153,666)	(13,915,000)		(7,238,666)
	$310,578,381	$331,137,047	$	$(20,558,666)
The Company utilizes a Monte Carlo simulation model to value the warrants at each reporting period, with changes in fair value recognized in the statements of operations. The estimated fair value of the warrant liabilities is determined using Level 3 inputs. Inherent in a binomial options pricing model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.
The aforementioned warrant liabilities are not subject to qualified hedge accounting.
The value of the warrant liabilities was transferred from Level 3 to Level 1 during the period due to the fact that they are now listed on an active market. There were no other transfers between Levels 1, 2 or 3 during the year ended December 31, 2021.
The following table provides quantitative information regarding Level 3 fair value measurements:
At December 31, 2021
Share price	$10.00
Strike price	$11.50
Term (in years)	5.50
Volatility	19.0%
Risk-free rate	1.31%
Dividend yield	0.0%%
The following table presents the changes in the fair value of warrant liabilities:
	Public	Private Placement	Warrant Liabilities
Fair value as of December 31, 2020	$	$	$
Initial measurement on March 18, 2021	11,960,000	6,230,000	18,190,000
Change in fair value of warrant liabilities	1,955,000	1,008,666	2,963,666
Fair value as of December 31, 2021	$13,915,000	$7,238,666	$21,153,666
Prior to their transfer to Level 1 inputs, the estimated fair value of warrant liabilities is determined using Level 3 inputs. Inherent in a binomial options pricing model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

The Company has initially classified the FPA as a liability. This financial instrument is subject to re-measurement at each balance sheet date. With each such re-measurement, the FPA asset or liability will be adjusted to fair value, with the change in fair value recognized in the Company’s statements of operations. As such, the Company recorded a $11,655,000 of derivative liabilities related to the FPA as of March 18, 2021. At December 31, 2021, the re-measurement of the derivative associated with the FPA resulted in the following change in the derivative liabilities – forward purchase agreement.
FPA Liabilities
Derivative liability – forward purchase agreement at March 18, 2021	$11,655,000
Change in fair value of derivative liability – forward purchase agreement	1,665,000
Derivative liability – forward purchase agreement at December 31, 2021	$13,320,000
The following table presents information about the assumptions used to value the Company’s FPA liabilities classified as Level 3 in the fair value hierarchy that are measured at fair value on a recurring basis.
At December 31, 2021
Share price	$10.00
Strike price	$10.00
Term (in years)	5.50
Volatility	19.0%
Risk-free rate	1.31%
Dividend yield	0.0%%
Note 11 — Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Obagi Global Holdings Limited.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Obagi Global Holdings Limited and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income (loss), shareholder’s equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte and Touche LLP
Costa Mesa, California
April 26, 2022
We have served as the Company's auditor since 2018.

OBAGI GLOBAL HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)
	As of December 31,
	2021	2020

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$12,794	$8,572
Restricted cash	650	—
Accounts and note receivable, net	63,367	37,077
Inventories	19,339	13,980
Prepaid expenses	7,944	5,908
Other current assets	335	805
Total current assets	104,429	66,342

Property and equipment, net	3,584	1,622
Intangible assets, net	79,574	92,094
Goodwill	44,489	44,489
Deferred income tax assets	—	10,526
Other assets	1,497	3,350
TOTAL ASSETS	$233,573	$218,423

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES:
Accounts payable	$11,375	$2,880
Other current liabilities	12,983	8,507
Current portion of long-term debt, net	15,382	47,034
Total current liabilities	39,740	58,421

Long-term debt, net	103,423	67,863
Deferred income tax liabilities	548	—
Other liabilities	572	747
Total liabilities	144,283	127,031

COMMITMENTS AND CONTINGENCIES (Note 15)

SHAREHOLDER’S EQUITY:
Common stock, 25,000,000 shares authorized; $0.50 par value; 8,000,002 shares issued and outstanding as of December 31,2021, and 2020, respectively	4,000	4,000
Additional paid-in capital	100,113	100,113
Accumulated deficit	(14,798)	(12,728)
Accumulated other comprehensive (loss) income	(25)	7
Total shareholder’s equity	89,290	91,392

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$233,573	$218,423
See accompanying notes to consolidated financial statements.

OBAGI GLOBAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars, except share and per share data)
	For the years ended December 31,
	2021	2020	2019
Net Revenue	206,069	84,145	117,085
Cost of goods sold (exclusive of depreciation and amortization shown separately below)	48,708	19,969	26,687
Selling, general and administrative	118,243	54,794	62,762
Research and development	6,991	3,929	3,484
Depreciation and amortization	14,053	13,426	12,940
Total operating expenses	187,995	92,118	105,873
Operating income (loss)	18,074	(7,973)	11,212
Interest expense	11,156	6,281	6,834
Loss on extinguishment of debt	2,317	—	—
Gain on PPP Loan forgiveness (Note 9)	(6,824)	—	—
Other expense, net	194	11	147
Income (loss) before income taxes	11,231	(14,265)	4,231
Income tax expense (benefit)	11,301	(5,094)	(1,589)
Net (loss) income	(70)	(9,171)	5,820
Other comprehensive (loss) income—Foreign currency translation adjustments, net of tax	(32)	16	(9)
Comprehensive (loss) income	$(102)	$(9,155)	$5,811

Net (loss) income per share of common stock —Basic and diluted	$(0.01)	$(1.14)	$0.73
Weighted average shares of common stock outstanding —Basic and diluted (Note 12)	8,000,002	8,000,002	8,000,002
See accompanying notes to consolidated financial statements.

OBAGI GLOBAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(In thousands of U.S. dollars, except share data)
	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Shareholder's Equity
	Shares	Amount
BALANCE —January 1, 2019 (Note 1)	8,000,002	$4,000	$96,055	$(5,758)	$—	$94,297
Net income	—	—	—	5,820	—	5,820
Foreign currency translation adjustment	—	—	—	—	(9)	(9)
Dividends paid (Note 11)	—	—	—	(1,575)	—	(1,575)
BALANCE —December 31, 2019	8,000,002	$4,000	$96,055	$(1,513)	$(9)	$98,533
Net loss	—	—	—	(9,171)	—	(9,171)
Foreign currency translation adjustment	—	—	—	—	16	16
Non-cash contribution of trademarks	—	—	4,058	—	—	4,058
Dividends paid (Note 11)	—	—	—	(2,044)	—	(2,044)
BALANCE —December 31, 2020	8,000,002	4,000	100,113	(12,728)	7	91,392
Net loss	—	—	—	(70)	—	(70)
Foreign currency translation adjustment	—	—	—	—	(32)	(32)
Dividends paid (Note 11)	—	—	—	(2,000)	—	(2,000)
BALANCE —December 31, 2021	8,000,002	$4,000	$100,113	$(14,798)	$(25)	$89,290
See accompanying notes to consolidated financial statements.

OBAGI GLOBAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
	For the years ended December 31,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(70)	$(9,171)	$5,820
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	14,053	13,426	12,940
Loss on extinguishment of debt	2,317	—	—
Gain on PPP loan forgiveness	(6,824)	—	—
Amortization of debt issuance costs	1,179	798	731
Loss on disposal of equipment	52	—	—
Changes in operating assets and liabilities:
Accounts receivable	(23,790)	(961)	(7,166)
Inventories	(5,359)	1,593	(8,922)
Prepaid expenses	(2,654)	(2,150)	(1,722)
Other current assets and other assets	2,323	(998)	(1,050)
Deferred income taxes	11,074	(4,743)	(1,590)
Accrued interest-related party	-	-	(1,959)
Accounts payable	8,495	(7,523)	5,222
Other current liabilities and other liabilities	4,275	2,478	1,472
Net cash provided by (used in) operating activities	5,070	(7,251)	3,776
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditure on intangible assets	(937)	(652)	(788)
Advances for note receivable	(2,500)	—	—
Capital expenditure on property and equipment	(1,923)	(1,235)	—
Net cash used in investing activities	(5,360)	(1,887)	(788)
CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of dividends	(2,000)	(2,044)	(1,575)
Proceeds from term loan	110,000	—	—
Proceeds from revolving credit facility	20,000	29,000	47,000
Repayment of revolving credit facility	(44,000)	(9,000)	(43,000)
Repayment of term loan	(72,455)	(9,370)	(9,000)
Proceeds from PPP Loan	—	6,750	—
Payment of debt issuance costs	(6,383)	(1,017)	(239)
Net cash provided by (used in) financing activities	5,162	14,319	(6,814)
CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	4,872	5,181	(3,826)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH —Beginning of year	8,572	3,391	7,217
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—End of year	13,444	8,572	3,391
SUPPLEMENTAL CASH FLOW DATA:
Income taxes paid	$—	$9	$50
Interest paid-related party	$—	$—	$1,959
Interest paid	$10,014	$5,449	$6,055
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital expenditures in accounts payable	$97	$186	$—
Capital contribution of trademarks	$—	$4,058	$—
See accompanying notes to consolidated financial statements.

OBAGI GLOBAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020, AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(In thousands of U.S. dollars, except share and per share data)
1.	DESCRIPTION OF BUSINESS
Obagi Global Holdings Limited (“Obagi Global”) is a holding company incorporated in the Cayman Islands that conducts all operations through its wholly owned subsidiaries (collectively the “Company” or “Obagi”). The Company is a global skincare company that develops, markets, and sells proprietary-topical aesthetic and therapeutic prescription-strength skincare systems and related products primarily in the physician-dispensed market. Obagi provides cosmetic, over-the-counter (“OTC”) and prescription products designed to prevent or improve the most common and visible skin disorders in adult skin, including premature aging, photo damage, hyperpigmentation (irregular or patchy discoloration of the skin), acne, sun damage, facial redness, and soft tissue deficits, such as fine lines and wrinkles. The Company is headquartered in Long Beach, California.
On November 30, 2020, the Board of Directors approved (i) an increase in the number of the Company’s authorized shares of common stock from 50,000 to 25,000,000, (ii) an issuance of 4,000,000 shares of common stock to ZhongHua Finance Acquisition Fund I, L.P. (“ZhongHua”), and (iii) a two-for-one stock split of the Company’s issued and outstanding common stock (in combination with the share issuance to ZhongHua, the “Stock Split”), all of which became effective on December 2, 2020. The Company is held by a single shareholder, and the share issuance to ZhongHua was deemed akin to a stock split. All share, per share amounts and related shareholder’s equity balances presented herein have been retroactively adjusted to reflect the impact of the Stock Split.
On July 15, 2021, ZhongHua transferred its shares to its affiliate, Cedarwalk Skincare Ltd. (“Cedarwalk”), which is now the sole shareholder of the Company. This transfer between affiliates did not result in any change of control.
Proposed Merger
On November 15, 2021, Waldencast Acquisition Corp. (“Waldencast”) (NASDAQ: WALD), a special purpose acquisition company, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company and Obagi Merger Sub, Inc., indirect wholly owned subsidiaries of Waldencast (“Merger Sub”), pursuant to which the Merger Sub will merge with and into the Company (excluding its operations in the China Region, as defined below), the separate corporate existence of Merger Sub will cease to exist, with the Company surviving as an indirect wholly owned subsidiary of Waldencast. Concurrently with the Merger Agreement, Waldencast entered into an Equity Purchase Agreement with Milk Makeup LLC (“Milk”) (together, the transactions contemplated in the Merger Agreement and Equity Purchase Agreement, the “Business Combination”) to acquire all of the issued and outstanding membership units of Milk. Following the Business Combination, the combined company will be organized in an “Up-C” structure, in which the equity interests of the Company and Milk will be held by Waldencast LP. Waldencast plc’s interests in the Company and Milk will be held through its wholly owned subsidiaries, Holdco 1 and Waldencast LP. The Business Combination is expected to close in the first half of 2022.
Waldencast will acquire the Company at an enterprise value of approximately $858,000 excluding 100% of the business of Obagi Hong Kong and certain related entities and assets (the “Obagi China Business”), consisting of approximately $380,000 in cash (subject to the substitution of an amount of Waldencast stock, in the event of redemptions of Waldencast stock, and such substituted stock would be subject to a lock-up period, and subject to adjustment for transaction expenses as set forth in the Merger Agreement), and $275,000 in Class A ordinary shares of the post-combination entity, Waldencast plc (as defined in the Plan of Domestication).
Immediately prior to the closing of the Business Combination, the Company will carve out and distribute the Note Receivable and its operations in the People’s Republic of China, inclusive of the Hong Kong Special Administrative Region, the Macau Special Administrative Region, and Taiwan (the “China Region”) to its shareholder, Cedarwalk.
In connection with the distribution, and prior to the Business Combination, the Company will enter into an Intellectual Property License Agreement (the “IP License Agreement”) with the Obagi China Business. Under the IP License Agreement, the Company will exclusively license intellectual property relating to the Obagi brand to the Obagi China Business, and the Company will retain the rights to such intellectual property to conduct the Obagi-branded business worldwide except for the China Region. The Obagi China Business will pay the Company a royalty of five and a half percent (5.5%) of gross sales of licensed products.
In connection with the distribution, and prior to the Business Combination, the Company will enter into a Global Supply Services Agreement (the “Supply Agreement”) with the Obagi China Business, pursuant to which the Company will supply, or cause to be supplied through certain CMOs (as defined in the Supply Agreement), products to the Obagi China Business and its affiliates, for the Obagi China Business’s distribution and sale in the China Region. The term of the Supply Agreement is perpetual, subject to termination for material breach and failure to cure or termination in the event that the IP License Agreement is terminated.
In connection with the distribution, and prior to the Business Combination, the Company will enter into a Transition Services Agreement (the “Transition Services Agreement”) with the Obagi China Business, for the provision of certain transition services to enable the Obagi China Business to conduct Obagi-branded business as a going concern in the China Region. The transition services will be provided for an initial term of up to twelve (12) months, with an option for the Obagi China Business to extend the service period for up to an additional twelve (12) months solely as to certain research and development services. Services will be charged at the reasonable, fully-loaded costs of providing the services, but such services will be provided at no charge for a certain period of time or amount of services.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation—The Company has prepared the accompanying consolidated financial statements pursuant to generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).
Emerging Growth Company—Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement declared effective under the Securities Act of 1933, as amended, or do not have a class of securities registered under the Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.
This may make comparison of the Company’s financial statement with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Principles of Consolidation—The accompanying consolidated financial statements include the accounts of Obagi Global Holdings Limited and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
Significant Risks and Uncertainties—In March 2020, the World Health Organization declared the novel strain of coronavirus (“COVID-19”), a global pandemic and recommended containment and mitigation measures worldwide. COVID-19 has disrupted everyday life and markets worldwide, leading to significant business and supply-chain disruption, as well as broad-based changes in supply and demand. While the quarantine, social distancing and other regulatory measures instituted or recommended in response to COVID-19 are expected to be temporary, the duration of the business disruptions, and related financial impact, cannot be estimated at this time.
The extent of the continued impact of the COVID-19 pandemic on the Company’s operational and financial performance will depend on various future developments, including the duration and spread of the outbreak and impact on Obagi employees, customers and their patients, all of which is uncertain at this time. The direct impact of COVID-19 on the business of the Company, beyond disruptions to normal business operations, resulted from the closure of physician customers’ practices for several weeks, which greatly diminished demand for the

Company’s products. Although some of these customers have now established websites to be able to provide products to their patients through online sales, any re-implementation of similar restrictions could have a material impact on the Company’s future net revenue.
While the impact of COVID-19 on the Company’s manufacturing and supply chain, sales and marketing, and commercial and clinical trial operations, to-date has not been material, the impact of COVID-19 over the long-term is uncertain and cannot be predicted with confidence. The extent of the adverse impact of COVID-19 on the Company’s operations will depend on the extent and severity of the continued spread of COVID-19 globally, the timing and nature of actions taken to respond to COVID-19 and the resulting economic consequences.
Use of Estimates—The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates and assumptions reflected in the financial statements include, but are not limited to the valuation allowance for deferred tax assets, fair value measurements including valuation of the Company, useful lives of finite-lived intangible assets, stock-based compensation, and revenue recognition. The Company bases its estimates on historical experience and on assumptions that it believes are reasonable. Due to the inherent uncertainty involved in making assumptions and estimates, changes in circumstances could result in actual results differing from those estimates, and such differences could be material to the Company’s consolidated balance sheets, statements of operations and comprehensive income (loss).
Concentrations of Credit Risk—Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash balances in accounts held by major banks and financial institutions located primarily in the United States and considers such risk to be minimal. Such bank deposits from time to time may be exposed to credit risk in excess of the Federal Deposit Insurance Corporation insurance limit.
The Company’s accounts receivable primarily represent amounts due from wholesale distributors and group purchasing organizations located both inside and outside the U.S. The Company mitigates its credit risks by performing ongoing credit evaluations of its customers’ financial conditions, requires customer advance payments in certain circumstances and has historically not had receipt of payment exceed 60 days. The Company generally does not require collateral.
As of December 31, 2021, three customers accounted for 35%, 33% and 13% of accounts receivable, respectively. As of December 31, 2020, three customers accounted for 48%, 21% and 17% of accounts receivable, respectively.
During the years ended December 31, 2021, 2020, and 2019, two vendors exceeded 10% of inventory purchases. In 2021, the Company purchased approximately 45% and 11% of inventory, respectively, from the two vendors. In 2020, the Company purchased approximately 50% and 12% of inventory, respectively, from the two vendors. In 2019, the Company purchased approximately 49% and 11% of inventory, respectively, from the two vendors. As of December 31, 2021, one vendor accounted for 40% of accounts payable. As of December 31, 2020, no vendor accounted for more than 10% of accounts payable.
Restricted Cash - The Company’s restricted cash represents funds that are not accessible for general purpose cash needs due to contractual limitations. As of December 31, 2021, the Company has restricted cash of $650. As of December 31, 2020, the Company did not have restricted cash. The restricted cash balance represents cash in a savings account held by a major bank located in the United States and provides collateral for corporate credit cards obtained by the Company for its employees. The Company is required to hold the restricted cash in the bank’s savings account until August 2022. As of December 31, 2021, the Company’s cash, cash equivalents and restricted cash balance of $13,444 shown on the consolidated statements of cash flows consisted of $650 restricted cash and $12,794 cash and cash equivalents.
Cash and Cash Equivalents—The Company considers highly liquid investments with an initial maturity of three months or less to be cash and cash equivalents.
Inventories—The Company’s products are produced by third party contract manufacturers. Inventories are comprised mainly of finished goods, which are valued at the lower of cost or net realizable value, using the standard cost method, which approximates actual costs determined on a first-in, first-out basis. Net realizable value is determined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. The Company evaluates the carrying value of inventories on a regular basis, taking into account such factors as historical and anticipated future sales compared with quantities on hand, the price the Company expects to obtain for products in their respective markets compared with historical cost and the remaining shelf life of goods on hand. If potential impairment is identified, the Company records write-downs of inventories to cost of goods sold.
Leases —The Company accounts for leases in accordance with Accounting Standards Codification (“ASC”) Topic 840, Leases (“ASC 840”). An arrangement is or contains a lease if there are specified assets and the right to use the specified asset is conveyed for a period in exchange for consideration. Upon lease inception, the Company determines if an arrangement contains a lease and whether that lease meets the classification criteria of a capital or operating lease.
Operating leases are not recognized on the balance sheet. For income statement purposes, the Company recognizes rent expense on a straight-line basis for operating leases. For capital leases, the Company recognizes interest expense associated with the capital lease liability and amortization expense associated with the capital lease asset. For capital lease assets and leasehold improvements, the estimated useful lives are limited to the shorter of the useful life of the asset or the term of the lease. Variable lease payments are recognized in general and administrative expenses. The Company’s lease agreements do not contain any material residual value guarantees, restrictions or covenants.
Property and Equipment, Net—Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of respective assets. The estimated useful lives of the Company’s assets are as follows:
Estimated Useful Lives
Machinery equipment	3 years
Capital lease equipment	3 years
Leasehold improvements	Lesser of useful life or term of lease
Computer software and website development	3 years
Expenditures for maintenance and repairs are charged to expense as incurred. When an asset is sold or otherwise disposed of, the cost and associated accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss).
Internal Use Software—Internal use software consists of capitalized software and website development costs and are included in property and equipment, net on the consolidated balance sheets. The Company accounts for software that is developed for internal use pursuant to ASC Topic 350-40, Intangibles, Goodwill and Other — Internal-Use Software. Qualifying costs incurred to develop internal-use software are capitalized when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and perform as intended. These capitalized costs include compensation for employees who develop internal-use software and external costs related to development of internal use software. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Internally developed software is amortized using the straight-line method over an estimated useful life of three years.
Intangible Assets, Net—Intangible assets consists primarily of trademarks, customer lists, supply agreements, patents and developed technology. At initial recognition, intangible assets acquired in a business combination are recognized at their fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses, if any, and are amortized on a straight-line basis over the estimated useful life of the asset.
Impairment of Long-Lived Assets—Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, for each asset group held for use with indicators of impairment, the Company compares the expected future cash flows generated by the asset group, which represents the lowest level at which cash flows are identifiable, with its associated net carrying value. If the net carrying value of the asset group exceeds expected undiscounted cash flows, the excess of the net book value over estimated fair value is charged to impairment loss. No impairment loss was recognized for the years ended December 31, 2021, 2020, and 2019.
Goodwill—Goodwill represents the difference between the purchase price and the fair value of assets and liabilities acquired in a business combination. The Company reviews goodwill for impairment annually on September 30th and also if events or changes in circumstances indicate the occurrence of a triggering event. The Company reviews goodwill for impairment by initially considering qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, as a basis for determining whether it is necessary to perform a quantitative analysis. If it is determined that it is more likely than not that the fair value of reporting unit is less than its carrying amount, a quantitative analysis is performed to identify goodwill impairment. No impairment loss was recognized for the years ended December 31, 2021, 2020, and 2019. The carrying amount of Goodwill as of December 31, 2021 and 2020 was $44,489.
Deferred Issuance Costs—The Company capitalizes costs related to the issuance of debt instruments, as applicable. Such costs are initially recorded as a direct deduction from the applicable debt instrument and amortized over the contractual term of the related debt instrument in Interest expense, net using the straight-line method, which approximates the effective interest method, in the consolidated statements of operations and comprehensive income (loss).
Accounts Receivable, Net—Trade accounts receivable are stated at net realizable value. Receivables represent amounts billed to and currently due from customers that have yet to be collected. The Company maintains an allowance for doubtful accounts, which represents allowances for customer trade accounts receivable that are estimated to be partially or entirely uncollectible. These allowances are used to reduce gross trade receivables to their net realizable value. The Company records these allowances based on estimates related to the following factors: (i) customer-specific allowances, based upon past collection history and identification of specific customer risk and (ii) formula-based general allowances based upon an aging schedule.
The Company establishes a reserve for sales returns that reflects an estimate of future customer returns and are accrued upon sale. The estimate of sales returns is based upon past return history and takes into consideration other factors including, expiration dates, price changes, seasonality, and possible change in product demand. Actual returns are charged against the accrual.
Rebates are reserves for promotions that are extended to physicians and are calculated monthly. Rebates are immediately extended to physicians on their sales invoices and physicians remit payment for the net sales amount due. The reserve is established based on physician sales and promotions set for the month. Actual rebates are charged against the accrual when paid by the Company.
The Company pays distribution fees quarterly to its authorized wholesale distributors. The distribution fees are based on a percentage of gross product sales to such distributor. The collection of accounts receivable from such distributor is offset by the distribution fee.
Revenue Recognition—
Product Sales
The Company generates product sales revenue from sales of its products to distributors and directly to retailers. Revenue from product sales is recognized at a point in time, when transfer of control has passed to the customer, based on the terms of the sale.
The Company has determined that each of its products is distinct and represents a separate performance obligation. The Company has different contracted shipping terms with different distributor and direct sales customers that dictate when the right to payment, passage of legal title, transfer of physical possession, and assumption of the risks and rewards occur. Depending on the contract, the company considers transfer of control to have occurred either once the delivery of the product has occurred or once the product has been picked up from the Company’s designated warehouse by the customer’s shipping agent. Customers have a right of return for outdated, non-moving, discontinued, or recalled product, when product does not meet its specifications. However, historically these returns have not been material.

The Company’s contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates the transaction price to each performance obligation based on its relative standalone selling price. Standalone selling price is the price at which Obagi would sell a promised product separately to a customer.
The Company offers discounts and other incentive allowances to customers. The transaction price of product sales includes estimates of these discounts and incentives as variable consideration. Product sales revenue is recognized net of provisions for estimated discounts and allowances, distribution fees, returns, and rebates. Provisions for discounts and allowances are estimated based on the most likely amount using contractual sales terms with customers and historical experience. Accruals for customer rebates are estimated based on the contractual terms and the Company’s current evaluation of its experience.
The Company accounts for shipping and handling activities as fulfillment activities instead of as performance obligations and recognizes these costs as selling, general and administrative expenses. Costs related to shipping and handling were not material to the financial statements for the years ended December 31, 2021, 2020 and 2019.
Royalties
The Company also generates royalty revenues from products sold under the Obagi name by Rohto Pharmaceutical Co, LTD (“Rohto”). Rohto markets its dermatology and topical medication products in the Japanese markets under the Obagi brand name through a license agreement with the Company. Under this agreement, the Company receives a royalty based upon a percentage of Rohto’s net sales of those products. As a sales-based royalty, these royalties are exempt from the variable consideration guidance. As such, the Company’s recognition of revenue includes in the transaction price only the royalty amount due as Rohto makes subsequent sales of licensed product. The Company recognizes revenue for licensing at a point in time, upon Rohto’s sales of Obagi-branded products.
Assets Recognized from Costs to Obtain a Contract with a Customer
The Company recognizes the incremental costs of obtaining a customer contract as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less. The incremental costs to obtain contracts primarily relate to sales commission and sales-based bonuses. Total capitalizable costs to obtain a contract were immaterial during the years presented.
Research and Development—Research and development costs are expensed as incurred. Substantially all research and development expenses are related to new product development and design improvements or increased functionality in current products.
Advertising—Advertising costs are expensed in the period in which they are incurred. Total advertising costs, included in Selling, general and administrative expense on the consolidated statements of operations and comprehensive income (loss), were $20,379, $9,572, and $9,733 for the years ended December 31, 2021, 2020, and 2019, respectively.
Fair Value Measurement—The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:
•	Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•
Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•
Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The fair values of the Company’s cash, accounts receivable, accounts payable, and all other current liabilities approximate their carrying values because of the short maturities on these instruments. Additionally, amortized cost, short-term debt and long-term debt approximate fair value due to the adjusting interest rates of the term loan, which approximate current market rates.
Stock Based Compensation—The Company measures the cost of share-based awards granted to eligible employees, directors, and consultants based on the grant-date fair value of the awards. The grant-date fair value of the stock options is calculated using a Black-Scholes option pricing model. The Black-Scholes pricing model requires the use of subjective assumptions including the option’s expected term, the volatility of the underlying stock, the fair value of the stock, dividend yield rate and the risk-free rate. The fair value of the restricted stock units (“Restricted Stock”) is equal to the price of the Company’s common stock on the grant date. The Company has elected to recognize the effect of forfeitures in the period in which they occur. Share-based awards are classified as equity, unless the underlying shares are classified as liabilities or the Company is required to settle the awards by transferring cash or other assets. The Company recognizes compensation expense for awards with service and qualifying transaction conditions on a straight-line basis over the requisite service period, which is generally the award’s vesting period. Compensation expense for employee stock-based awards whose vesting is subject to the fulﬁllment of both a service condition and the occurrence of a performance condition is recognized on a graded-vesting basis at the time the achievement of the performance condition becomes probable. As of and prior to December 31, 2021, the Company does not expect the occurrence of a qualifying transaction event to be “probable”, and therefore no expense has been recorded.
Foreign Currency—The U.S. dollar is the reporting currency as well as the functional currency of the Company’s consolidated entities operating in the U.S., and certain of its subsidiaries operating outside of the U.S. For transactions entered into in a currency other than its functional currency, the monetary assets and liabilities are re-measured into U.S. dollars at the current exchange rate as of the applicable balance sheet date, and all non-monetary assets and liabilities are re-measured at historical rates. Income and expenses are re-measured at the average exchange rate prevailing during the period. Gains and losses resulting from the re-measurement of these subsidiaries’ financial statements are included in the consolidated statements of operations and comprehensive income (loss).
Gains and losses resulting from foreign exchange transactions and revaluation of monetary assets and liabilities in non-functional currencies are included in other income (expense) in the consolidated statements of operations and comprehensive income (loss). Net foreign exchange gain (loss) recorded in the Company’s consolidated statements of operations and comprehensive income (loss) was insignificant for all periods presented.
Income Taxes—The Company accounts for income taxes using the asset and liability approach. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid.
The provision for income taxes represents income taxes paid or payable for the current period plus the change in deferred taxes during the period. Deferred taxes result from differences between the financial and tax basis of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will be realized. The assessment of whether a valuation allowance is required often requires significant judgment including the long-range forecast of future taxable income and the evaluation of planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made. A valuation allowance of $14,336 has been recorded as of December 31, 2021. No valuation allowance has been recorded as of December 31, 2020.
The Company accounts for a tax benefit from an uncertain position in the consolidated financial statements only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If the recognition threshold for the tax position is met, the Company records only the portion of the tax benefit that is greater than 50% likely to be realized. As of December 31, 2021, and 2020, the Company had no uncertain positions in the consolidated financial statements.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no amounts accrued for interest and penalties as of December 31, 2021 and 2020.

Net Income (Loss) Per Share—Basic net income (loss) per share attributable to shareholders of common stock is computed by dividing the Company’s net income (loss) attributable to common shareholders by the weighted-average number of shares of common stock used in the income (loss) per share calculation during the period. Diluted net income (loss) per share attributable to shareholders of common stock is computed by giving effect to all potentially dilutive securities.
Segments—The Company operates as a single operating and reportable segment. Operating segments are defined as components of an enterprise for which separate discrete financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and assess the Company’s financial and operational performance. The Company has determined that its Chief Executive Officer is the CODM. To date, the Company’s CODM has made such decisions and assessed performance at the Company-level.
Recently Adopted Accounting Standards—
In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other (Topic 350). This ASU simplifies the subsequent measurement of goodwill. FASB eliminated the Step 2 analysis from the goodwill impairment test which is meant to reduce the cost and complexity of evaluating goodwill for impairment. The new guidance is effective for the Company for the annual reporting period beginning after January 1, 2022, with earlier adoption permitted. The Company early adopted this ASU as of January 1, 2021. The adoption of this pronouncement did not have a material impact on the Company’s consolidated financial statements or its goodwill impairment measurement.
Recently Issued Accounting Standards, Not Yet Adopted—
In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842) and since that date has issued subsequent amendments to the initial guidance intended to clarify certain aspects of the guidance and to provide certain practical expedients entities can elect upon adoption. ASU 2016-02 amends the guidance for lease accounting to require lease assets and liabilities to be recognized on the balance sheet, along with additional disclosures regarding key leasing arrangements. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years, and early adoption is permitted. Entities must adopt the standard using a modified retrospective transition and apply the guidance to the earliest comparative period presented, with certain practical expedients that entities may elect to apply. In June 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842), which defers the effective date for one year for entities in the “all other” category and public not-for-profit entities that have not yet issued their financial statements reflecting the adoption of Leases. Topic 842 is effective for the Company for the annual period ending December 31, 2022, and interim periods within the annual period ending December 31, 2023, with earlier adoption permitted. The Company will adopt Topic 842 during the annual period ending December 31, 2022 using the modified retrospective method and as a result will not restate prior periods. The Company intends to elect the practical expedients provided in the new ASUs that (i) allow historical lease classification of existing leases, (ii) allow the Company to not reassess whether any expired or existing contracts contain leases, and (iii) allow the Company to not reassess initial direct costs for any existing leases. The Company is currently evaluating its lease agreements and summarizing key contract terms and financial information associated with each lease agreement in order to assess the impact the adoption of ASU 2016-02 will have on its consolidated financial statements. Based on the Company’s current lease portfolio, the Company preliminarily expects Topic 842 to have a material impact on its consolidated balance sheet primarily related to the recognition of operating lease assets and liabilities. The Company does not expect the adoption to have a material impact on the Company’s consolidated statement of operations or on its consolidated statement of cash flows.
In February 2016, the FASB issued ASU No. 2016-13, Financial Statements—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU adds an impairment model known as current expected credit loss that is based on expected losses rather than incurred losses. It recognizes an allowance as its estimate of expected credit losses, which may result in more timely recognition of such losses. In 2019, the FASB issued ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), which defers the effective date for entities in the “all other” category and public not-for-profit entities that have not yet issued their financial statements reflecting the adoption of Credit Losses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, and early adoption is permitted. This guidance is effective for the Company for the annual period beginning on January 1, 2023, and interim periods within the annual period beginning on January 1, 2023. The Company’s adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for the Company for annual period beginning on January 1, 2022, and interim periods within the annual period beginning on January 1, 2023. The amendments do not create new accounting requirements. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.
In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This ASU provides relief that, if elected, will require less accounting analysis and less accounting recognition for modifications related to reference rate reform. This update provides optional guidance for a limited period of time to ease the potential burden in accounting for reference rate reform on financial reporting. The amendments in the update apply only to contracts, hedging relationships, and other transactions that reference the London Inter-Bank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. The amendments in this ASU were effective upon issuance and may be applied through December 31, 2022. The Company is implementing a transition plan to modify its debt with interest rates that are influenced by LIBOR. The Company is continuing to assess ASU 2020-04 and its impact on the Company’s transition away from LIBOR for its debt.
3.	REVENUE
The Company disaggregates its revenue from contracts with customers by sales channel, as well as by revenue source and geographic region, based on the location of the end customer, as it believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors. Total revenue based on the disaggregation criteria was as follows (in thousands):
	For the years ended December 31,
	2021	2020	2019
Revenue by Sales Channel
Medical	$198,592	$82,532	$114,585
Clinical	6,268	1,613	2,500
Other	1,209	—	—
Total:	$206,069	$84,145	$117,085

Revenue by Geographic Region
North America	$92,771	$55,389	$85,025
Asia Pacific	91,908	16,696	20,496
Rest of the World	15,678	6,156	5,225
Net product sales	$200,357	$78,241	$110,746
Asia Pacific Royalties	5,712	5,904	6,339
Total:	$206,069	$84,145	$117,085
For the year ended December 31, 2021, the countries that accounted for more than 10% of the Company’s total revenues were the United States, Vietnam, and China, with net product sales amounting to $90,103, $52,446, and $27,364, respectively. For the year ended December 31, 2020, the United States was the only country that accounted for more than 10% of the Company’s total revenues, amounting to net product sales of $54,714. For the year ended December 31, 2019, the countries that accounted for more than 10% of the Company’s total revenues were the United States and Vietnam, with net product sales amounting to $84,143 and $11,638, respectively.

For the year ended December 31, 2021, two customers accounted for 34% and 25%, respectively, of the Company’s revenue. For the year ended December 31, 2020, one customer accounted for 54% of the Company’s revenue. For the year ended December 31, 2019, two customers accounted for 61% and 10%, respectively, of the Company’s revenue.
Services Provided by the Customer
Consideration payable to a customer for distinct goods or services is treated as a purchase for an amount up to the fair value of those distinct goods or services. The Company recognizes consideration payable to its customers as an operating expense for distinct services which include marketing, technology support, program management, and regulatory compliance. When consideration payable for the distinct services exceeds the fair value of services provided by the customer, the Company records those excess amounts as a reduction of the transaction price in the arrangement. These services are provided by certain customers that are distributors. Consideration payable to a customer for non-distinct services, mainly traditional distribution services such as packing and shipping, is recorded as a reduction to the transaction price. In cases where the Company cannot reasonably estimate the fair value of the goods or services received from the customer, it will recognize the consideration payable as a reduction of the transaction price.
The expenses recognized relating to distinct services provided by customers are as follows (in thousands):
	For the years ended December 31,
	2021	2020	2019
Selling, general and administrative	$34,010	$3,545	$5,426
Research and development	2,072	—	—
Total	$36,082	$3,545	$5,426
4.	ACCOUNTS AND NOTE RECEIVABLE, NET
As of December 31, 2021, accounts receivable, net consisted of accounts receivable of $60,929, less allowance for doubtful accounts of $62. As of December 31, 2020, accounts receivable, net consisted of accounts receivable of $37,139, less allowance for doubtful accounts of $62.
The change in the allowance for doubtful accounts are as follows:
	For the years ended December 31,
	2021	2020
Balance at beginning of period	62	—
Provision for bad debts	—	62
Write-off of uncollectible accounts	—	—
Balance at end of period	62	62
On July 30, 2021, and as amended on December 31, 2021, Obagi Cosmeceuticals LLC, a wholly owned subsidiary of the Company, entered into a non-recourse, uncollateralized short-term promissory note, not in the ordinary course of business, lending a third party $2,500 (the “Note Receivable”). This Note Receivable matures on April 30, 2022 and carries an interest rate of 1.00% from July 30, 2021 to September 29, 2021 and 8.00% from September 30, 2021 through maturity. The outstanding principal and accrued interest are due upon maturity. In connection with the proposed merger described in Note 17, the Note Receivable will be carved out and distributed to the Company’s shareholder, Cedarwalk, in exchange for cash.
5.	INVENTORIES
The components of inventories were as follows (in thousands):
	As of December 31,
	2021	2020
Work in process	$1,619	$1,937
Finished goods	17,720	12,024
Goods in transit	—	19
Total	$19,339	$13,980

6.	PROPERTY AND EQUIPMENT—NET
Property and equipment, net consisted of the following (in thousands):
	As of December 31,
	2021	2020
Computer software and website development costs	$4,334	$1,795
Other property and equipment	83	93
Total property and equipment	4,417	1,888
Less accumulated depreciation	(833)	(266)
Property and equipment, net	$3,584	$1,622
Depreciation expense for property and equipment for the years ended December 31, 2021, 2020, and 2019 was $584, $118, and $104, respectively. Depreciation expense during these years pertain to property and equipment utilized as part of the Company’s selling, general and administrative activities and therefore has not been allocated to cost of goods sold.
7.	INTANGIBLE ASSETS—NET
Intangible assets, net consisted of the following as of December 31, 2021 (in thousands):
	Weighted Average Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks	10	$46,004	$(17,842)	$28,162
Customer lists	10	39,370	(16,404)	22,966
Supply agreement	10	25,570	(10,654)	14,916
Developed technology	10	22,863	(9,592)	13,271
Patents	20	270	(11)	259
Total		$134,077	$(54,503)	$79,574
Intangible assets, net consisted of the following as of December 31, 2020 (in thousands):
	Weighted Average Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks	10	$45,240	$(13,207)	$32,033
Customer lists	10	39,370	(12,467)	26,903
Supply agreement	10	25,570	(8,097)	17,473
Developed technology	10	22,863	(7,260)	15,603
Patents	20	85	(3)	82
Total		$133,128	$(41,034)	$92,094
No impairment loss was recognized for the years ended December 31, 2021, 2020, and 2019. Amortization expense for the years ended December 31, 2021, 2020, and 2019, was $13,469, $13,308, and $12,836, respectively. Expected amortization for each of the years between 2022 through 2026, and thereafter are as follows (in thousands):
Years Ending December 31
2022	$13,508
2023	13,508
2024	13,345
2025	13,303
2026	13,303
Thereafter	12,607
$79,574

8.	OTHER CURRENT LIABILITIES
The major components of other current liabilities consisted of the following (in thousands):
	As of December 31,
	2021	2020
Accrued salaries and related expenses	$6,741	$5,811
Accrued marketing expenses	2,963	33
Accrued distribution fees	1,926	2,327
Accrued interest	—	111
Other	1,353	225
Total	$12,983	$8,507
9.	DEBT
		As of December 31,
	Maturity Date	2021	2020
2021 Term Loan	March 2026	$109,175	$—
2021 Revolving Credit Facility	March 2026	15,000	—
2018 Term Loan	December 2023	—	71,630
2018 Revolving Credit Facility	December 2023	—	39,000
PPP Loan	May 2022	—	6,750
Unamortized debt issuance costs		(5,370)	(2,483)
Net carrying amount		118,805	114,897
Less: Current portion of long-term debt		(15,382)	(47,034)
Total long-term portion		$103,423	$67,863
2021 Credit Agreement
On March 16, 2021, the Company replaced the 2018 Credit Agreement (described below) for a new financing agreement with a syndicate of lenders, including TCW Asset Management Company LLC as administrative agent for the lenders (the “2021 Credit Agreement”). The 2021 Credit Agreement included a term loan of $110,000 (the “2021 Term Loan”) and a revolving credit facility with borrowing capacity of up to $40,000 (“2021 Revolving Credit Facility”). Both the 2021 Term Loan and the 2021 Revolving Credit Facility mature on March 16, 2026. The 2021 Term Loan and 2021 Revolving Credit Facility bear interest at the London Interbank Offered Rate (“LIBOR”) plus an applicable margin, as determined by the Company’s leverage ratios, and are subject to LIBOR succession provisions. If LIBOR becomes unavailable, the parties will establish an alternate index rate that gives due consideration to the then prevailing market convention for determining a rate of interest for leveraged syndicated loans in the United States. In connection with the issuance of the 2021 Credit Agreement, the Company incurred $6,383 of debt issuance costs. The 2021 Credit Agreement is secured by the assets of the Company.
As of the date these consolidated financial statements were issued, the Company is in compliance with financial and non-financial debt and other contractual covenants in the 2021 Credit Agreement.
As of December 31, 2021, the Company had unpaid principal of $109,175, and unamortized debt issuance costs of $3,938 on the 2021 Term Loan. The interest rate was 8.50% and the accrued interest was $0 as of December 31, 2021. The current portion of the 2021 Term Loan and 2021 Revolving Credit Facility is $2,750 and $15,000, respectively. The current portion of the unamortized debt issuance costs on the 2021 Term Loan and 2021 Revolving Credit Facility is and $936 and $1,432, respectively.
2018 Credit Agreement
On December 13, 2018, the Company entered into a credit agreement (the “2018 Credit Agreement”) with a syndicate of banks, including Wells Fargo Bank, National Association as administrative agent for the banks (the “Syndicate of Banks”). The 2018 Credit Agreement included a term loan of $90,000 (the “2018 Term Loan”)

and a revolving credit facility with borrowing capacity of up to $35,000 (“2018 Revolving Credit Facility”). Both the 2018 Term Loan and the 2018 Revolving Credit Facility mature on December 13, 2023. In connection with the issuance of the 2018 Credit Agreement, the Company incurred $2,914 of debt issuance costs. The 2018 Credit Agreement was secured by the assets of the Company. Both the Term Loan and the Revolving Credit Facility carry an interest rate of LIBOR plus applicable margin, as determined by the Company’s leverage ratios, and are subject to LIBOR succession provisions. On December 23, 2019, the 2018 Credit Agreement was amended to revise the definition of Consolidated earnings before interest, taxes, depreciation, and amortization (“Consolidated EBITDA”) to allow for certain additional adjustments, in relation to the debt covenants.
On March 9, 2020 an increase in the commitment on the 2018 Revolving Credit Facility was approved by the Syndicate of Banks for an additional $10,000, to $45,000.
On November 9, 2020, the 2018 Credit Agreement was amended to waive the event of default, adjust the “Applicable Margin Rates” and revise the maximum percentages allowed for the Consolidated Leverage Ratio as well as the minimum percentages allowed for the Consolidated Fixed Charge Ratio (as defined in the 2018 Credit Agreement). In addition, the amendment was revised to include minimum consolidated EBITDA levels and minimum liquidity levels through the end of fiscal year 2021.
As of December 31, 2020, the Company had unpaid principal of $71,630 and unamortized debt issuance costs of $2,483 on the 2018 Term Loan. The interest rate on the 2018 Term Loan was 5.50%. Accrued interest was $67 as of December 31, 2020.
The Company recorded a loss on extinguishment of the 2018 Credit Agreement of $2,317 to loss on extinguishment of debt in the accompanying consolidated statement of operations and comprehensive income (loss) during the year ended December 31, 2021, which consisted of expensing unamortized debt issuance costs.
PPP Loan
On May 11, 2020, the Company received loan proceeds in the amount of $6,750 under the Paycheck Protection Program (“PPP”) from MUFG Union Bank (the “PPP Loan”). The PPP, established as part of the Coronavirus aid, Relief and Economic Security Act (“CARES Act”), provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The PPP Loan accrued interest at a rate of 1%. The PPP Loan and accrued interest were forgivable after eight or twenty-four weeks as long as the borrower used the proceeds for eligible purposes, including payroll, benefits, rent and utilities and maintains its payroll levels. The Company used the proceeds for purposes consistent with the PPP, and in 2021, received approval from MUFG Union Bank and the Small Business Administration for forgiveness of the full amount of its PPP Loan, inclusive of accrued interest of $74. The Company recognized a gain on PPP Loan forgiveness of $6,824 for the year ended December 31, 2021.
Scheduled Debt Maturities
Scheduled maturities under the Company’s 2021 Credit Agreement (excluding unamortized debt issuance costs of $5,370) as of December 31, 2021 are as follows (in thousands):
Year Ending December 31,
2022	$17,750
2023	5,500
2024	5,500
2025	5,500
2026	89,925
Total unpaid principal	$124,175
10.	STOCK BASED COMPENSATION
On January 26, 2021, the Company established a Stock Incentive Plan (the “Stock Plan”), under which stock options, stock awards, and restricted stock units (“Restricted Stock”) of the Company may be granted to eligible employees, directors, and consultants. Under the Stock Plan, the Company is authorized to issue of a maximum number of 1,500,000 shares of common stock. Incentive stock options must have an exercise price at or above the fair market value of the stock on the date of the grant. Stock options and Restricted Stock granted during the year ended December 31, 2021 have service-based and performance-based vesting conditions.

The options vest over five years, with 25% of options vesting in four equal quarterly installments at the end of each three-month period through the first anniversary of the grant, and the remaining 75% vesting in a series of five equal annual installments over the five-year period measured from the grant date. The Restricted Stock vest in five equal annual installments at the end of each year, over the five-year period from the grant date. Award holders have a ten-year period to exercise the options before they expire. Notwithstanding achievement of the service-based condition, the options and Restricted Stock do not vest or become exercisable until a qualifying transaction is consummated prior to the expiration date. A qualifying transaction consists of either a change in control event or an underwritten initial public offering by the Company of its equity securities on a U.S. or foreign exchange.
The weighted average fair value per share of the awards granted for stock options during the year is $15.55 and for Restricted Stock is $38.68. The unrecognized compensation cost as of December 31, 2021 for stock options and Restricted Stock is $9,411 and $12,442, respectively.
Stock option activity for the year ended December 31, 2021 was as follows:
	Number of Common Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate intrinsic Value (in thousands)
Outstanding as of January 1, 2021	—	—	—	$—
Granted	800,000	$41.10	9.1	$16,456
Exercised	—	—	—	—
Forfeited	—	—	—	—
Vested	—	—	—	—
Outstanding as of December 31, 2021	800,000	$41.10	9.1	$16,456
The fair value of stock option awards was determined on the grant date using the Black-Scholes valuation model based on the following weighted-average assumptions:
For the year ended December 31, 2021
Risk-free interest rate(1)	0.68%
Expected term (years)(2)	6.2
Expected stock price volatility(3)	43.0%
Dividend yield(4)	N/A
Common stock per share value	$38.68
(1)	The risk-free rate is based on U.S. Treasury securities with maturities equivalent to the expected term.
(2)
The expected term is the estimated length of time the grants are expected to be outstanding before it is exercised or terminated. This number is calculated as the midpoint between the requisite service period and the contractual term of the award, as the Company does not have any historical data that would provide a reasonable basis to estimate the expected term for the option.

(3)	The expected price volatility is based on the average of the historical volatility of comparable public companies over a period consistent with the expected term.
(4)	The Company historically made distributions to shareholder but does not plan to declare dividends in the foreseeable future and therefore assumed a dividend yield of zero.
Restricted Stock activity for the year ended December 31, 2021 was as follows:
	Shares	Weighted Average Grant Date Fair Value per Share
Outstanding as of January 1, 2021	—	—
Granted	243,307	$38.68
Exercised	—	—
Forfeited	—	—
Vested	—	—
Outstanding as of December 31, 2021	243,307	$38.68

11.	SHAREHOLDER’S EQUITY
The Company’s equity structure consists of a single class of common stock. On December 2, 2020 the Company amended and restated its Memorandum and Articles of Association, authorizing 25,000,000 shares at $0.50 par value each. As of December 31, 2021, and 2020, the Company had 8,000,002 shares issued and outstanding. Refer to Note 1 for discussion of the Stock Split, which has been reflected retroactively in these consolidated financial statements. Each share of common stock is entitled to one vote. The Company did not hold any shares as treasury shares as of the periods presented in the accompanying consolidated financial statements.
The Company may, at the discretion of its Directors, declare dividends and distributions out of the funds of the Company lawfully available therefor. Payments of dividends and distributions are limited to realized or unrealized profits of the Company. In the years ended December 31, 2021, 2020, and 2019, the Company, through its wholly owned subsidiary, paid $2,000 (approximately $0.25 per share), $2,044 (approximately $0.26 per share), and $1,575 (approximately $0.20 per share) in dividends, respectively, to its shareholder.
12.	NET INCOME (LOSS) PER SHARE
The following table sets forth the computation of basic and diluted net income (loss) using the treasury stock method for the years ended December 31, 2021, 2020 and 2019 (in thousands, except for share and per share amounts):
	Years Ended December 31,
	2021	2020	2019
Net (loss) income	$(70)	$(9,171)	$5,820
Weighted-average number of shares outstanding – basic and diluted	8,000,002	8,000,002	8,000,002
Net (loss) income per share – basic and diluted	$(0.01)	$(1.15)	$0.73
The following table represents potential shares of common stock outstanding that were excluded from the computation of diluted net loss per share of common stock as they are issuable contingent on the occurrence of a qualifying event, and for the periods presented, the necessary conditions have not been satisfied (see Note 10):
	Years Ended December 31,
	2021	2020	2019
Stock options	800,000	—	—
Restricted Stock	243,307	—	—
Total	1,043,307	—	—
13.	INCOME TAX EXPENSE (BENEFIT)
The Company, domiciled in the Cayman Islands, is subject to taxation in the U.S. and various states jurisdictions. ASC Topic 740, Income Taxes (“ASC 740”) indicates that the federal statutory income tax rate of a foreign reporting entity be used when preparing the rate reconciliation disclosure. As such, the Company and its wholly owned subsidiaries use the statutory income tax rate in the Cayman Islands, which is 0%. The Company’s consolidated pretax income (loss) for the years ended December 31, 2021, 2020 and 2019 were generated by domestic and foreign operations as follows (in thousands):
	For the years ended December 31,
	2021	2020	2019
Current provision:
Federal	$—	$(363)	$84
State	58	(20)	(83)
Foreign	169	32	—
	227	(351)	1
Deferred expense:
Federal	9,039	(3,915)	(1,471)
State	2,035	(828)	(119)
Foreign	—	—	—
	11,074	(4,743)	(1,590)
Net income tax provision	$11,301	$(5,094)	$(1,589)

The provision for income taxes for the years ended December 31, 2021, 2020 and 2019 consists of the following (in thousands):
	For the years ended December 31,
	2021	2020	2019
Income (loss) before income taxes:
Federal	$(7,861)	$(20,652)	$(6,891)
Foreign	19,092	6,387	11,122
Total	$11,231	$(14,265)	$4,231
The components of income tax expense relate to the following (in thousands):
	For the years Ended December 31,
	2021	2020	2019
Income tax benefit at Cayman Islands statutory rate	0.0%	0.0%	0.0%
U.S./foreign tax rate differential	(13.2%)	30.1%	(34.1%)
State income tax benefit, net of federal benefit	0.2%	4.7%	(4.0%)
Permanent Items	0.2%	(0.6%)	2.4%
PPP Loan forgiveness	(12.7%)	0.0%	0.0%
True-Ups	(1.5%)	0.0%	(0.5%)
Tax credits	0.0%	1.4%	(2.4%)
Other	0.0%	0.0%	1.0%
Change in valuation allowance	127.6%	0.0%	0.0%
Total income tax expense (benefit)	100.6%	35.6%	(37.6%)
Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards. The tax effects of temporary differences that give rise to portions of the deferred tax assets and deferred tax liabilities as of December 31, 2021 and 2020 are presented below (in thousands):
	As of December 31,
	2021	2020
Deferred tax assets:
Accrued interest to foreign related parties	$581	$509
Intangibles	4,110	2,434
Formation costs	1,629	1,807
Net operating losses	6,214	4,050
Other temporary differences	1,235	876
Accrued compensation	793	694
R&D tax credits	379	495
Non-deductible interest carryover	1,186	1,519
Transaction costs	1,230	—
Total deferred tax assets	17,357	12,384
Deferred tax liabilities:
Goodwill	(2,795)	(1,475)
Fixed asset basis	(774)	(308)
Capitalized software costs	—	(75)
Total deferred tax liabilities	(3,569)	(1,858)
Net deferred tax assets	13,788	10,526
Less: valuation allowance	(14,336)	—
Net deferred tax (liabilities) assets	$(548)	$10,526

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was a cumulative loss incurred in our U.S. subsidiary over the three-year period ended December 31, 2021. Such objective evidence limits the ability to consider other subjective evidence, such as projections for future growth. On the basis of this evaluation, as of December 31, 2021, a valuation allowance of $14,336 has been recorded to recognize the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.
The valuation allowance rollforward is summarize below:
For the year ended December31,
2021
Balance at beginning of period	—
Charged to costs and expenses	14,336
Charged to other accounts	—
Deductions	—
Balance at end of period	14,336
Net operating losses and tax credit carryforwards as of December 31, 2021 were as follows (in thousands):
	Amount	Expiration Year
Net operating losses, federal	$26,386	Do Not Expire
Net operating losses, state	$27,466	2040-2041
Tax Credits, federal	$283	2040-2041
Tax Credits, state	$121	Do Not Expire
Pursuant to IRC Sections 382 and 383, annual use of the Company’s net operating losses (“NOLs”) and R&D credit carryforwards may be limited in the event a cumulative change in ownership of more than 50.0% occurs within a three-year period. The Company has not undergone an analysis to determine whether this limitation would apply to the utilization of the net operating loss carryforward. However, as the federal NOLs do not expire, the Company does not believe that any potential limitations to state NOL or federal credit carryforwards, if applicable, would be material to the financial statements.
The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits, and uncertain income tax positions must meet a more likely than not recognition threshold to be recognized. The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the consolidated statements of operations and comprehensive income (loss). There were no unrecognized tax benefits as of December 31, 2021.
As of December 31, 2021, there were no active taxing authority examinations in any of the Company's major tax jurisdictions. The Company remains subject to examination for federal and state income tax purposes for the tax years ending 2018 through 2021.
14.	RELATED PARTY TRANSACTIONS
There were no related party transactions during the year ended December 31, 2021.
In 2020, the Company’s shareholder paid $4,058 to register the Company’s products with the National Medical Products Administration in China. This non-cash capital contribution was recorded as additional paid-in capital in the consolidated statements of shareholder’s equity.
In 2019, the Company paid $1,959 in accrued interest to a shareholder related to a shareholder loan, the principal of which was repaid in 2018 upon refinancing with a third-party syndicate of banks.

15.	COMMITMENTS AND CONTINGENCIES
Legal Proceedings
From time to time, the Company may be a party to litigation and subject to claims incidental to its business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these matters will not have a material adverse effect on its business. Regardless of the outcome, litigation can have an adverse impact on the Company because of judgment, defense and settlement costs, diversion of management resources, and other factors. At each reporting period, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable, requiring recognition of a loss accrual, or whether the potential loss is reasonably possible, requiring potential disclosure. Legal fees are expensed as incurred.
Operating Lease Obligations
The Company leases office space under three non-cancelable operating leases expiring between September 2023 and February 2032. Rent expense related to operating leases was $1,177, $1,057 and $1,051 for the years ended December 31, 2021, 2020 and 2019, respectively.
As of December 31, 2021, future minimum lease payments under all noncancelable operating leases with an initial lease term in excess of one year were as follows (in thousands):
Year Ending December 31
2022	$1,544
2023	1,625
2024	1,456
2025	1,490
2026	844
Thereafter	1,911
$8,870
16.	EMPLOYEE BENEFIT PLAN
The Company sponsors a Section 401(k) retirement plan (“plan”) for employees. During the years ended December 31, 2021, 2020 and 2019, the Company’s contributions to the plan were $612, $509 and $451, respectively.
17.	SUBSEQUENT EVENTS
The Company has evaluated all subsequent events through April 26, 2022, the date these consolidated financial statements were issued.
In March 2022, the Company entered into a lease agreement for approximately 16,470 square feet of office space in Woodlands, Texas. The initial lease term is ten years and four months, with two optional five-year renewal periods. The future minimum rent commitment is approximately $5,500.
18.	CONDENSED FINANCIAL INFORMATION OF OBAGI GLOBAL HOLDINGS LIMITED (PARENT COMPANY ONLY)
Obagi Global is a holding company with no material operations of its own that conducts substantially all of its activities through its wholly owned subsidiaries. Obagi Global has no cash and, as a result, all expenditures and obligations of Obagi Global are allocated to and paid by its subsidiaries. Obagi Cosmeceuticals, LLC is the borrower under the 2021 Credit Agreement and the since extinguished 2018 Credit Agreement. The terms and conditions of the credit agreements limit the ability of Obagi Global and its wholly owned subsidiaries to declare dividends or make other distributions, directly or indirectly, to the Company’s shareholder, subject to certain enumerated exceptions, including but not limited to, dividends up to a specified amount if the Company is able to achieve certain “Consolidated Total Leverage Ratios” thresholds. Due to the aforementioned restrictions, substantially all of the net assets of Obagi Global’s subsidiaries are restricted.

The following condensed financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, Obagi Global’s investment in its subsidiaries is presented under the equity method of accounting. During the year ended December 31, 2020, Obagi Global’s shareholder, on behalf of a wholly owned subsidiary, paid $4,058 to register the Company’s products with the National Medical Products Administration in China. This non-cash capital contribution was recorded as additional paid-in capital. A condensed statement of cash flows is not presented because Obagi Global has no cash, and, therefore, no material operating, investing, or financing cash flow activities for the years ended December 31, 2021, 2020 and 2019. During the years ended December 31, 2021, 2020 and 2019, the payments of dividends were non-cash transactions for Obagi Global, as the cash outflows associated with those transactions occurred at the level of Obagi Holdings Company Limited, a wholly owned subsidiary of Obagi Global.

OBAGI GLOBAL HOLDINGS LIMITED
(PARENT COMPANY ONLY)
CONDENSED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)
	As of December 31,
	2021	2020
ASSETS
Current assets	$—	$—
Noncurrent assets
Investment in subsidiaries	89,290	91,392
TOTAL ASSETS	$89,290	$91,392

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities	$—	$—
Noncurrent liabilities	—	—
Total liabilities	—	—

SHAREHOLDER’S EQUITY:
Common stock, 25,000,000 shares authorized; $0.50 par value; 8,000,002 shares issued and outstanding as of December 31, 2021, and 2020, respectively (Note 1)	4,000	4,000
Additional paid-in capital	100,113	100,113
Accumulated deficit	(14,798)	(12,728)
Accumulated other comprehensive (loss) income	(25)	7
TOTAL SHAREHOLDER’S EQUITY	$89,290	$91,392

OBAGI GLOBAL HOLDINGS LIMITED
(PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars, except share and per share data)
	For the years ended December 31,
	2021	2020	2019
Net revenue	$—	$—	$—
Selling, general and administrative	—	—	—
Total operating income	—	—	—
Other (loss) income	—	—	—
Equity earnings of consolidated subsidiaries	(70)	(9,171)	5,820
(Loss) income before income taxes	(70)	(9,171)	5,820
Income tax benefit	—	—	—
Net (loss) income	(70)	(9,171)	5,820
Other comprehensive (loss) income — Foreign currency translation adjustments, net of tax	(32)	16	(9)
Comprehensive (loss) income	$(102)	$(9,155)	$5,811

INDEPENDENT AUDITOR’S REPORT
To the Members,
Milk Makeup LLC:
Report on the Audit of the Financial Statements
Opinion
We have audited the financial statements of Milk Makeup LLC (the “Company”), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations and comprehensive loss, redeemable preferred units and members’ equity and cash flows for the years then ended December 31, 2021, 2020 and 2019, and the related notes to financial statements.
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
Basis of Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.
/s/ WithumSmith+Brown, P.C.
WithumSmith+Brown, P.C.
New York, NY
April 12, 2022

Milk Makeup LLC

Statements of Operations and Comprehensive Loss
	Year ended December 31,
(In thousands)	2021	2020	2019
Net sales	$47,076	$39,515	$50,811
Cost of goods sold (exclusive of depreciation and amortization)	21,781	23,450	23,379
Selling, general and administrative expenses	30,764	26,559	33,567
Depreciation and amortization	1,975	1,746	2,536
Operating loss	(7,444)	(12,240)	(8,671)
Interest expense, net	18	301	1,369
Other expense, net	385	393	918
Loss before provision for income taxes	(7,847)	(12,934)	(10,958)
Income tax provision	—	—	—
Net loss	$(7,847)	$(12,934)	$(10,958)
Comprehensive loss	$(7,847)	$(12,934)	$(10,958)
The accompanying notes are an integral part of the financial statements.

Milk Makeup LLC

Balance Sheets
	December 31,
(In thousands, except share data)	2021	2020
ASSETS
Current assets
Cash	$4,417	$7,207
Accounts receivable, net	1,802	5,529
Inventories	21,428	16,385
Prepaid expenses and other current assets	610	488
Prepaid supplier	1,051	1,039
Total current assets	29,308	30,648
Property, plant and equipment, net	4,970	5,492
Intangible assets, net	—	14
Due from officers	774	760
Total assets	$35,052	$36,914

LIABILITIES, REDEEMABLE PREFERRED UNITS, AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$6,477	$3,697
Tenant allowance liability – current	132	132
Accrued expenses and other current liabilities	6,735	3,624
Total current liabilities	13,344	7,453
Warrant liabilities	121	99
Deferred rent – non-current	1,063	936
Tenant allowance liability – non-current	1,044	1,176
Total liabilities	15,572	9,664
COMMITMENTS AND CONTINGENCIES
Redeemable Series A Preferred units, 3,843,750 units authorized, issued and outstanding as of December 31, 2021 and 2020	23,601	15,375
Redeemable Series B Preferred units, 2,272,727 units authorized, issued and outstanding as of December 31, 2021 and 2020	14,136	10,000
Redeemable Series C Preferred units, 3,515,352 units authorized as of December 31, 2021 and 2020, and 3,505,055 issued and outstanding as of December 31, 2021 and 2020	34,210	21,276
Redeemable Series D Preferred units, 1,904,208 units authorized as of December 31, 2021 and 2020, and 1,898,069 units issued and outstanding as of December 31, 2021 and 2020	27,335	20,330
Members’ Equity:
Common units, 23,086,766 units authorized as of December 31, 2021 and 2020, and 10,000,000 units issued and outstanding as of December 31, 2021 and 2020	—	12,647
Members’ equity	(79,802)	(52,378)
Total members’ equity	(79,802)	(39,731)
TOTAL LIABILITIES, REDEEMABLE PREFERRED UNITS, AND MEMBERS’ EQUITY	$35,052	$36,914
The accompanying notes are an integral part of the financial statements.

Milk Makeup LLC

Statements of Redeemable Preferred Units and Members’ Equity
(In thousands, except share data)
	Redeemable Series A Preferred Units		Redeemable Series B Preferred Units		Redeemable Series C Preferred Units		Redeemable Series D Preferred Units		Common Units		Members’ Equity	Total Members’ Equity
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance as of December 31, 2018	3,843,750	$15,490	2,272,727	$10,000	—	$—	—	$—	10,000,000	$12,861	$(28,573)	$(15,712)
Issuance of Redeemable Series C Preferred Units	—	—	—	—	3,505,055	21,276	—	—	—	—	—	—
Issuance of Redeemable Series D Preferred Units	—	—	—	—	—	—	915,751	10,000	—	—	—	—
Change in redemption value of Redeemable Preferred Units	—	(115)	—	—	—	—	—	—	—	115	—	115
Equity based compensation expense	—	—	—	—	—	—	—	—	—	—	239	239
Net loss	—	—	—	—	—	—	—	—	—	—	(10,958)	(10,958)
Balance as of December 31, 2019	3,843,750	15,375	2,272,727	10,000	3,505,055	21,276	915,751	10,000	10,000,000	12,977	(39,292)	(26,315)
Issuance of Redeemable Series D Preferred Units	—	—	—	—	—	—	982,318	10,000	—	—	—	—
Change in redemption value of Redeemable Preferred Units	—	—	—	—	—	—	—	330	—	(330)	—	(330)
Equity based compensation expense	—	—	—	—	—	—	—	—	—	—	(152)	(152)
Net loss	—	—	—	—	—	—	—	—	—	—	(12,934)	(12,934)
Balance as of December 31, 2020	3,843,750	15,375	2,272,727	10,000	3,505,055	21,276	1,898,069	20,330	10,000,000	12,647	(52,378)	(39,731)
Change in redemption value of Redeemable Preferred Units	—	8,226	—	4,136	—	12,934	—	7,005	—	(12,647)	(19,654)	(32,301)
Equity based compensation expense	—	—	—	—	—	—	—	—	—	—	77	77
Net loss	—	—	—	—	—	—	—	—	—	—	(7,847)	(7,847)
Balance as of December 31, 2021	3,843,750	$23,601	2,272,727	$14,136	3,505,055	$34,210	1,898,069	$27,335	10,000,000	$—	$(79,802)	$(79,802)
The accompanying notes are an integral part of the financial statements.

Milk Makeup LLC

Statements of Cash Flows
	Year ended December 31,
(In thousands)	2021	2020	2019
Cash flows from operating activities:
Net loss	$(7,847)	$(12,934)	$(10,958)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,975	1,746	2,536
Non-cash interest (income) expense	8	(24)	1,370
Loss on disposal of assets	166	44	42
Equity-based compensation	77	(152)	239
Change in operating assets and liabilities:
Accounts receivable, net	3,727	(627)	(3,231)
Inventories	(5,043)	11,539	(16,509)
Prepaid expenses and other current assets	(134)	2,360	(2,992)
Accounts payable	2,225	(5,737)	3,797
Other assets and liabilities	3,106	(909)	5,582
Net cash used in operating activities	(1,740)	(4,694)	(20,124)
Cash flows from investing activities:
Purchases of property, plant, and equipment	(1,050)	(5,851)	(896)
Due from officers	—	(150)	(210)
Net cash used in investing activities	(1,050)	(6,001)	(1,106)
Cash flows from financing activities:
Contributions from members	—	10,000	25,000
Net cash provided by financing activities	—	10,000	25,000
Net (decrease) increase in cash	(2,790)	(695)	3,770
Cash at beginning of year	7,207	7,902	4,132
Cash at end of year	$4,417	$7,207	$7,902
Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$11	$324	$—
Supplemental disclosures of non-cash investing and financing activities
Purchases of property, plant and equipment in accounts payable	$555	$237	$588
Conversion of convertible promissory note into Redeemable Series C Preferred Units	$—	$—	$5,021
The accompanying notes are an integral part of the financial statements.

Milk Makeup LLC
Notes to Financial Statements
1.	DESCRIPTION OF BUSINESS
Milk Makeup LLC (the “Company”) develops and sells cosmetics, skin care and other beauty products.
The Company was organized as a Limited Liability Company (LLC) under the provisions of the Delaware Limited Liability Company Act in 2014 and commenced operations in 2015. The term of the Company shall continue until terminated in accordance with the provisions of the law. Members' personal liability for debts is generally limited similar to stockholders' liability for corporate debts.
On November 15, 2021, Waldencast Acquisition Corp. (“Waldencast”), a special purpose acquisition company (“SPAC”), entered into an Agreement and Plan of Merger (the “Obagi Merger Agreement”) with Obagi Global Holdings Limited (“Obagi”) and an Equity Purchase Agreement (the “Milk Equity Purchase Agreement”) with the Company in transactions contemplated by the agreements (the “Business Combinations”), resulting in the Company becoming a subsidiary of the combined company, subject to the satisfaction or waiver of the conditions to closing of the transactions contemplated by the agreements.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The Company's financial statements are presented in U.S. dollars in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include the allowance for doubtful accounts, the reserve for inventory obsolescence, and depreciation. As future events and their effects cannot be determined with precision, actual results could differ from those estimates and assumptions. Significant changes, if any, in those estimates and assumptions resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.
Accounts Receivable
Accounts receivable, net is stated net of the allowance for doubtful accounts. Payment terms are short-term in nature and are generally less than one year.
Receivables are unsecured and are stated at the amount management expects to collect from outstanding balances with a majority due under normal trade terms requiring payment within 30 days from the invoice date. Customer account balances considered delinquent are evaluated on a case-by-case basis. Unpaid accounts receivable do not bear interest. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or to the customer's account, if unspecified, until an invoice can be determined by the customer.
Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. This assessment is done on a case-by-case basis as considered necessary. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company did not have any allowance for doubtful accounts for 2021 and 2020.
Inventories
Inventories are stated at the lower of cost or net realizable value, based on the average cost method. Included in inventories is an inventory reserve, which represents the difference between the cost of the inventories and its estimated realizable value. This reserve is calculated using an estimated obsolescence and excess percentage applied to the inventories based on age and historical results. In addition, and as necessary, specific reserves for future known or anticipated events may be established.

During the year ended December 31, 2021 and 2020, the Company identified obsolescence of non-finished goods, specifically manufacturing components, labels, etc. The total charges during the year ended December 31, 2021 and 2020 as a result of this review was $511 thousand and $1,970, respectively, including destruction of inventories, destruction fees, adjustments to manufacturer and warehouse reports, and old inventory liability and prepaid deposit write offs. The Company records inventory write-offs as a charge to Cost of Goods Sold (“COGS”). During the year ended December 31, 2019, the Company did not record any inventory write-offs.
Prepaid Supplier
Prepaid supplier consists of down payments made by the Company on manufacturing purchase orders and are stated at the amount paid. Prepaid supplier is relieved when the inventory related to the manufacturing purchase order, for which a down payment was made, is received by the Company. As of December 31, 2021 and 2020, respectively, prepaid supplier deposits to amounted to $1,051 thousand and $1,039 thousand.
Property, Plant and Equipment, net
Property, plant and equipment is stated at cost less accumulated depreciation or amortization. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the useful lives of the assets. The cost for maintenance and repairs is expensed as incurred. Property, plant and equipment that is disposed of through sale, trade-in, or scrapping is written off and any gain or loss on the transaction, net of costs to dispose, is recorded in Selling, general and administrative expense. Depreciation is computed using straight line method over the estimated useful lives of the respective assets:
Description	Estimated Useful Lives
Furniture and fixtures	7
Equipment	3-7
Computers	5
Leasehold improvements	Shorter of estimated useful life or lease term
Intangible Assets, net
Intangible assets with finite lives, are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. When such events or changes in circumstances occur, a recoverability test is performed comparing projected undiscounted cash flows from the use and eventual disposition of an asset or asset group to its carrying value. If the projected undiscounted cash flows are less than the carrying value, an impairment charge would be recorded for the excess of the carrying value over the fair value. The Company estimates fair value based on the best information available, including discounted cash flows and/or the use of third-party valuations. There was no impairment adjustment in 2021, 2020, or 2019.
Intangible assets with finite lives consist of internal use software and other intangibles. Amortization is computed using straight line method over the useful lives of the respective assets:
Description	Estimated Useful Lives
Internal use software	3-5
Other intangible assets	3
Revenue Recognition
The Company adopted the new revenue accounting standard, Accounting Standards Codification (ASC 606), under the modified retrospective method to all contracts as of January 1, 2019. There was no significant impact on the Company’s results of operations or financial condition upon adoption of the new standard.
The Company generates revenue from the sale of cosmetics to retailers, including off-price retailers, and sales direct to consumer (“DTC”) via the company's website. For the years ended December 31, 2021, 2020, and 2019, the Company derived 93%, 89%, and 93%, respectively, of its gross revenue from sales to retailers, with the remainder attributed to DTC sales.

The Company's revenue contracts represent a single performance obligation to sell its products to its customers. The Company recognizes revenue at a point in time upon transfer of control, including passage of title to the customer and transfer of risk of loss related to the products, in an amount that reflects the consideration the Company expects to be entitled to.
For sales to retailers, transfer of control generally passes upon the pickup of goods by the retailer from the Company's distribution center, unless the Company is responsible for shipping the goods, in which case transfer of control passes upon delivery to the retailer. For DTC sales, the Company charges credit cards in advance of shipment. Transfer of control passes upon delivery to the customer.
For sales to retailers, the Company collects cash generally in 15 to 45 days depending on the retailer. The Company has not experienced issues with collectability. For DTC sales, the Company collects cash in advance of shipment. Sales taxes imposed on DTC sales are recorded as a sales tax liability on the Balance Sheet and do not impact Net revenue.
In measuring revenue and determining the consideration the Company is entitled to as part of a contract with a customer, the Company takes into account the related elements of variable consideration. Such elements of variable consideration include product returns and sales incentives, such as volume rebates and discounts, markdowns, margin adjustments and early-payment discounts. For the sale of goods with a right of return, the Company only recognizes revenue for the consideration it expects to be entitled to and records a sales return reserve based on prior history, known events, and projections on sales in the current period. The Company estimates sales incentives and other variable consideration using the most likely amount method and records a reserve when control of the related product is transferred to the customer. Under this method, certain forms of variable consideration are based on expected sell-through results, which requires subjective estimates. These estimates are supported by historical results as well as specific facts and circumstances related to the current period. A reserve for expected returns or sales incentives is presented as part of Accrued expenses and other current liabilities on the balance sheet. The reserve is trued up for actual results on an ongoing basis. The Company recorded a reserve for sales returns and damages of approximately $4,726 thousand and $1,926 thousand as of December 31, 2021 and 2020, respectively.
The Company’s contract assets consist of accounts receivable, net. The Company’s contract liabilities consist of cash collections from its customers prior to the delivery of products purchased for DTC sales. These contract liabilities have not been material to the Company's financial statements. Accounts receivable decreased in 2021 primarily due to the Company’s strong efforts in collecting past due balances. Accounts receivable increased in 2020 primarily due to sales to new customers toward the end of 2020 that remained outstanding as of December 31, 2020.
	Accounts Receivable, Net		Contract Liabilities
(In thousands)	2021	2020	2021	2020
Beginning of year	$5,529	$4,902	$129	$61
End of year	$1,802	$5,529	$274	$129
Cost of Goods Sold
Cost of goods sold includes the aggregate costs to manufacture products, including the amounts invoice by third-party contract manufacturers for finished goods, as well as costs related to inbound freight to distribution center and overhead. Cost of goods sold also includes the effect of changes in the balance of reserves for excess and obsolete inventory.
Shipping and Handling Expenses
Outbound shipping and handling expenses, along with product processing fees, are included in selling expenses. Such amounts aggregated to approximately $2,326 thousand, $2,761 thousand, and $2,567 thousand for the years ended December 31, 2021, 2020, and 2019, respectively.
Advertising Expenses
Advertising expenses aggregated approximately $4,142 thousand, $2,572 thousand, and $2,534 thousand for the years ended December 31, 2021, 2020, and 2019, respectively, are recorded in Selling, general and administrative expenses in the accompanying statements of operations and comprehensive loss and are expensed as incurred.

Research and development
Research and development costs of $139 thousand, $148 thousand, and $97 thousand during the years ended December 31, 2021, 2020, and 2019, respectively, are recorded in Selling, general and administrative expenses in the accompanying statements of operations and comprehensive loss and are expensed as incurred.
Income Taxes
The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets (DTA) and deferred tax liabilities (DTL) for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determined DTAs and DTLs on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period that includes the enactment date.
The Company recognizes DTAs to the extent the Company believes that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, carryback potential if permitted under the tax law, and results of recent operations. If the Company determines that we would be able to realize the DTAs in the future in excess of their net recorded amount, the Company would make an adjustment to the DTA valuation allowance, which would reduce the provision for income taxes.
The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to UTBs in tax expense.
Fair Value of Financial Instruments
The Company accounts for financial instruments in accordance with the ASC 820 — Fair Value Measurements and Disclosures, which provides a framework for measuring fair value and expands required disclosure about fair value measurements of assets and liabilities. ASC 820 defines fair value as the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The topic also establishes a hierarchy for grouping these assets and liabilities based upon the lowest level of input that is significant to the fair value measurement. The definition of each input is described below:
•	Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.
•
Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•
Level 3: Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument’s valuation.

As of December 31, 2021, and 2020, cash consisted of commercial bank account balances, Paypal balances, cash clearing and petty cash balance. Other financial assets and liabilities including accounts receivable, accounts payable, accrued liabilities, and advances on credit facility are carried at cost which approximates fair value because of the short-term nature of these instruments.
Concentrations
Sales directly to Sephora accounts for approximately 69%, 56% and 78% of gross revenue and sales indirectly to Sephora through major retailer distribution arrangements accounts for approximately 14%, 7% and 10% of gross revenue during the year ended December 31, 2021, 2020, and 2019, respectively. Accounts receivable related to this same customer amounted to approximately 27% and 47% of accounts receivable at December 31, 2021 and 2020, respectively. In addition, sales to one other customer accounted for approximately 7%, 7%, and 10% of gross revenue for the years ended December 31, 2021, 2020, and 2019, respectively. Accounts receivable related to this other customer amounted to approximately 51% of accounts receivable at December 31, 2021 and was in a credit balance at December 31, 2020, due to an overpayment in 2020, for which the balance was subsequently reclassified to liabilities.
Purchases of inventory from seven manufacturers accounted for approximately 70%, 77%, and 67% of total inventory receipts during the year ended December 31, 2021, 2020, and 2019, respectively. Accounts payable related to these same manufacturers amounted to approximately 24% and 44% of accounts payable as of December 31, 2021 and 2020, respectively. There are no other concentration risks in expenditures during the year ended December 31, 2021 or in accounts payable as of December 31, 2021.
The Company imports a substantial portion of its purchases from suppliers in other countries. Although there are a number of suppliers who could provide the Company’s products, a change in suppliers could cause a delay in purchasing and loss of sales, which could adversely affect operating results. These suppliers are subject to various political, economic, and other risks and uncertainties inherent in the countries in which they operate.
The Company maintains its cash in two commercial banks. The amounts held in this account may, at times, exceed federally insured limits. The Company believes there is no significant risk with respect to these deposits. The amount in excess as of December 31, 2021 and 2020 was approximately $3,917 thousand and $6,800 thousand, respectively.
Equity Based Compensation
The Company measures and recognizes the cost of employee services received in exchange for an award of equity instruments. Equity-based compensation expenses are measured at the grant date, based on the fair value of the award, and recognized on a straight-line basis over the requisite service period. The Company has elected to account for its graded vesting options on a straight-line basis over the requisite service period for the entire award. Awards granted to non- employees are accounted for in accordance with the pronouncement addressing equity-based compensation issued to non-employees. The Company elected to account for forfeitures as they occur and to utilize the practical expedient to estimate the expected term of all awards.
Liquidity
During the year ended December 31, 2021, the Company incurred a net loss of approximately $7,847 thousand and had cash used in operating activities of approximately $1,740 thousand. To address future liquidity, the Company has a line of credit financing agreement and additional equity financing in 2020 (see Notes 6 and 7). The novel coronavirus (COVID-19), that was declared a global pandemic, had a direct impact on Company's operations and financial performance in 2021 and 2020. Management took immediate action to secure financing and increased the Company's cash position in response to these events. Management has concluded that as of the financial statement issuance date, the combination of these financing vehicles and the return to sales growth in 2022 will provide enough liquidity for a period not less than one year from the date the financial statements were available to be issued. However, the extent to which COVID-19 impacts the Company's operations and financial performance depends on future developments that are uncertain and unpredictable, including the duration and spread of the pandemic.
Recently Adopted Accounting Pronouncements
No new accounting pronouncement have been recently issued or newly effective which would have or be expected to have a material impact on the Company’s financial statements.
Recently Issued and Not Yet Adopted Accounting Pronouncements
In June 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments, and subsequent related amendments, which requires the use of a new current expected credit loss (“CECL”) model in estimating allowances for doubtful accounts with respect to accounts receivable, and notes receivable. Receivables from revenue transactions, or trade receivables, are recognized when the corresponding revenue is recognized under ASC 606, Revenue from Contracts with Customers. The CECL model requires that the Company estimate its lifetime expected credit loss with respect to these receivables and records allowances when deducted from the balance of the receivables, which represent the estimated net amounts expected to be collected. Given the generally short-term nature of trade receivables, the Company does not expect to apply a discounted cash flow methodology. However, the Company will consider whether historical loss rates are consistent with expectations of forward-looking estimates for its trade receivables. This ASU (collectively “ASC 326”) is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is in the process of evaluating the effects of adopting this ASU on its financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases (ASC 842), which requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as finance or operating lease. ASU 2016-02 will be effective for fiscal years beginning after December 15, 2020. On April 8, 2020, the F
ASB, pursuant to ASU 2020-05, voted to defer the effective date for ASC 842 for one year. For private companies, the leasing standard will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted.
The Company expects to adopt the new standard on January 1, 2022 in connection with the issuance of the annual financial statements for the year ended December 31, 2022 using the modified retrospective approach. Therefore, upon adoption, the Company will recognize and measure leases without revising comparative period information or disclosures.
The Company plans to implement the transition package of three practical expedients permitted within the standard, which allows companies not to reassess whether agreements contain leases, the classification of leases, and the capitalization of initial direct costs. The Company will make an accounting policy election to recognize lease expense for leases with a term of 12 months or less on a straight-line basis over the lease term and will not recognize any right-of-use assets or lease liabilities for those leases.
The Company expects the standard to result in a material increase in long-term assets and long-term liabilities related to operating leases currently not recorded on the balance sheet. The Company is currently completing its implementation efforts and is continuing to evaluate other possible impacts of the adoption of this standard on its financial statements and related disclosures.
Reclassifications
Certain reclassifications have been made to the financial statements that affected the presentation on the balance sheets as of December 31, 2021 and 2020, and statements of operations and comprehensive loss for the years ended 2021, 2020 and 2019. These reclassifications included amounts previously presented within Accrued bonuses and Other current liabilities line items that are now combined and presented in Accrued expenses and other current liabilities on the balance sheets as of December 31, 2021 and 2020, amounts related to the sales returns and damages allowance previously presented as contra-assets within Accounts receivable, net that are reclassified to Accrued expenses and other current liabilities on the balance sheets as of December 31, 2021 and 2020, amounts previously presented within Other (income) expense that are reclassified to Cost of goods sold on the statement of operations for the year ended December 31, 2020, and Depreciation and Amortization amounts that are reclassified from non-operating expense to operating expense on the statements of operations and comprehensive loss for the years ended December 31, 2020 and 2019.
3.	INVENTORIES
Inventory is comprised of the following:
	As of December 31,
(In thousands)	2021	2020
Components	$6,149	$4,704
Finished goods	15,619	12,451
	21,768	17,155
Less: Inventory reserve	340	770
Total inventories	$21,428	$16,385

4.	PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment are comprised of the following:
	As of December 31,
(In thousands)	2021	2020
Furniture and fixtures	$197	$206
Equipment	5,578	4,724
Computers	297	255
Leasehold improvements	1,984	1,925
Construction in progress	342	—
Property, plant and equipment, gross	8,398	7,110
Less: accumulated depreciation	3,428	1,618
Property, plant and equipment, net	$4,970	$5,492
Depreciation expense of property, plant and equipment totaled $1,961 thousand, $1,451 thousand and $2,152 thousand for the year ended December 31, 2021, 2020, and 2019, respectively. Equipment predominantly includes retailer makeup gondolas. In 2019, it was determined that a majority of the US gondolas would be replaced with new gondolas in early 2020. As a result, depreciation in the amount of $1,136 thousand was accelerated in 2019 to reflect the new useful life of the gondolas. In 2020, the fully depreciated assets were written off after they were replaced by the new gondolas, which were capitalized to Equipment. In 2021, the gondolas that were instated in 2020 were written-off and replaced with larger gondolas that could hold more products. Loss on disposal of old gondolas totaled $166 thousand, $44 thousand and $42 thousand for the year ended on December 31, 2021, 2020, and 2019, respectively.
5.	INTANGIBLE ASSETS, NET
The following table presents the Company’s intangible assets and the related amortization:
	December 31, 2021			December 31, 2020
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Internal use software	$1,180	$1,180	$—	$1,180	$1,166	$14
Total	$1,180	$1,180	$—	$1,180	$1,166	$14
Amortization expense was $14 thousand, $295 thousand, and $384 thousand for the years ended December 31, 2021, 2020, and 2019, respectively. As of December 31, 2021, all intangible assets subject to amortization were fully amortized.
The Company evaluates the recoverability of identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. During the years ended December 31, 2021, 2020, and 2019, no impairment loss was recognized.
6.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of the following:
	As of December 31,
(In thousands)	2021	2020
Accrued sales returns and damages	$4,726	$1,926
Accrued bonuses	1,350	657
Accrued payroll and other non-income taxes	296	288
Deferred revenue	274	548
Others	89	205
Accrued expenses and other current liabilities	$6,735	$3,624

7.	DEBT
Convertible Promissory Note
During 2018, the Company entered into a secured convertible promissory note in the amount of $5,000 thousand (the “Note”). The Note bore interest at a rate of 2.76% per annum and had a maturity date on the earlier of (i) March 31, 2019, or (ii) an event of default. It contained an automatic equity settlement following a qualified financing, as defined in the Note Agreement, such that settlement would occur at 80% of the price per unit in the qualified financing transaction. The Note contained additional optional equity settlement following a financing transaction that did not satisfy the requirements of a qualified financing. In such case, settlement would also occur at 80% of the price per unit in that subsequent financing. The Note also contained a fixed price conversion such that the holder may elect to receive Redeemable Series B Preferred Units at a price per share of $4.40. The Note may also be settled in cash following a sale of the Company. In such case, the Note would be settled at two times the entire unpaid principal of the Note, together with any accrued and unpaid interest. The Note was collateralized by all inventory assets and open accounts receivables. The Company identified embedded derivatives related to the above-described variable equity settlements and the redemption following the sale of the Company. Upon the closing of the Redeemable Series C Preferred Unit financing on January 24, 2019, the Note automatically converted into 1,033,886 authorized Redeemable Series C Preferred Units. At the time of the conversion, the outstanding principal amount and all accrued interest on the convertible note amounted to $5,021 thousand. During the year ended December 31, 2019 the Company recognized approximately $1,276 thousand of non-cash interest expense related to the above-described embedded features. Upon conversion, the Note, including all the above-described embedded derivatives were derecognized. The change in fair value of the embedded derivatives during the year ended December 31, 2019 was not material.
Line of Credit
In October 2019, the Company entered into a Loan and Security Agreement, which provided the Company with a line of credit that would mature on April 10, 2021. The Company may borrow advances in an aggregate outstanding amount not to exceed the lesser of $12,500 thousand or the gross profit borrowing base, in each case inclusive of any amounts reserved under the Ancillary Services Sublimit as defined in the Loan and Security Agreement. Advances under the line of credit bore interest on the outstanding daily balance at a variable rate equal to or greater of 0.50% above the Prime Rate then in effect or 6.00%.
In May 2020, the Company amended its Loan and Security Agreement (the “First Amendment”) to adjust the amount of advances that the Company may borrow to the lesser of $8,000 thousand or the gross profit borrowing base, in each case inclusive of any amounts reserved under the Ancillary Services Sublimit as defined in the First Amendment.
In November 2020 and February 2021, the Company amended its Loan and Security Agreement and previous amendment (the “Second Amendment” and the “Third Amendment” respectively) to revise the minimum EBITDA target for each reporting period under the financial covenant.
In April 2021, the Company amended its Loan and Security Agreement and previous amendments (the “Fourth Amendment”). The Fourth Amendment extended the maturity date through April 10, 2022. The Company may borrow advances under a revolving line based on inventory in an aggregate outstanding principal amount not to exceed the lesser of $8,000 thousand or the inventory borrowing base, as defined in the Fourth Amendment, and in each case inclusive of any amounts reserved under the Ancillary Services Sublimit. The Company may also borrow advances under a revolving line based on accounts receivable in an aggregate outstanding principal amount not to exceed the lesser of $5,000 thousand or the accounts receivable borrowing base, as defined in the Fourth Amendment. The Company may borrow advances in an aggregate outstanding amount, under both the inventory revolving line and the accounts receivable revolving line, not to exceed $8,000 thousand. Advances under the inventory revolving line of the Fourth Amendment bore interest at a variable annual rate equal to the greater of 0.50% above the Prime Rate then in effect or 6.00%. Advances under the accounts receivable revolving line of the Fourth Amendment bore interest at a variable annual rate equal to the greater of 0.25% above the Prime Rate then in effect or 5.50%. Prior to the Fourth Amendment, advances under the Loan and Security Agreement bore interest at a variable annual rate equal to the greater of 0.5% above the Prime Rate then in effect or 6.00%.
In November 2021, the Company amended its Loan and Security Agreement and previous amendments (the “Fifth Amendment”) to adjust the limit of amount that can be held in other bank accounts to $1,500 thousand.

In March 2022, the Company amended its Loan and Security Agreement and previous amendments (the “Sixth Amendment”). The Sixth Amendment extended the maturity date through April 10, 2023. The Company may borrow advances under a revolving line based on inventory in an aggregate outstanding principal amount not to exceed the lesser of $15,000 thousand or the inventory borrowing base, as defined in the Sixth Amendment, and in each case inclusive of any amounts reserved under the Ancillary Services Sublimit. The Company may also borrow advances under a revolving line based on accounts receivable in an aggregate outstanding principal amount not to exceed the lesser of $8,000 thousand or the accounts receivable borrowing base, as defined in the Sixth Amendment. The Company may borrow advances in an aggregate outstanding amount, under both the inventory revolving line and the accounts receivable revolving line, not to exceed $15,000 thousand. Advances under the inventory revolving line of the Sixth Amendment bear interest at a variable annual rate equal to the greater of 0.50% above the Prime Rate then in effect or 5.25%. Advances under the accounts receivable revolving line of the Sixth Amendment bear interest at a variable annual rate equal to the greater of 0.25% above the Prime Rate then in effect or 4.50%.
As of December 31, 2021, and 2020, the Company did not have any outstanding borrowings under the line of credit. For the year ended December 31, 2021, 2020, and 2019, respectively, the Company incurred $0 thousand, $49 thousand, and $0 thousand in interest on outstanding borrowings.
The line of credit is subject to certain financial and restrictive covenants, including but not limited to, minimum monthly EBITDA amounts, limitations on incurrence of indebtedness and liens, restrictions on affiliate transactions, restrictions on the sale or other disposition of collateral, and maintaining cash in other bank accounts.
8.	REDEEMABLE PREFERRED UNITS AND MEMBERS’ EQUITY
The Company's operating agreement as amended states:
•
The Founding Member (as defined) acquired 10,000,000 Common Units for all contributions and considerations through December 31, 2016. The Founding Member converted $1,276 thousand of due to affiliates to contributions to the Company during the year ended December 31, 2017.

•
$10,000 thousand was contributed for the purchase of 2,500,000 authorized Redeemable Series A Preferred Units with the purchaser being admitted as a member (Preferred Member #1) in 2016. Preferred Member #1 contributed $2,875 thousand for an additional 718,750 Redeemable Series A Preferred Units and the Founding Member contributed $2,500 thousand for 625,000 Redeemable Series A Preferred Units during the year ended December 31, 2017.

•	Preferred Member #1 contributed $10,000 thousand for 2,272,727 authorized Redeemable Series B Preferred Units during the year ended December 31, 2018
•
$15,000 thousand was contributed for the purchase of 2,471,169 authorized Redeemable Series C Preferred Units with the purchaser being admitted as a member (Preferred Member #2) during the year ended December 31, 2019. The convertible promissory note issued during 2018 by Preferred Member #1 automatically converted into 1,033,886 authorized Redeemable Series C Preferred Units. At the time of the conversion, the outstanding principal amount and all accrued interest on the convertible note amounted to $5,021 thousand. During the year ended December 31, 2019 the Company recognized approximately $1,276 thousand of non-cash interest expense related to the embedded features of variable equity settlements and the redemption following the sale of the Company, as described in Note 7.

•
$10,000 thousand was contributed for the purchase of 915,751 authorized Redeemable Series D Preferred Units with the purchaser being admitted as a member (Preferred Member #3) during the year ended December 31, 2019. Preferred Member #3 contributed an additional $10,000 thousand for the purchase of 982,318 authorized Redeemable Series D Preferred Units during the year ended December 31, 2020.

Common Units have the right to cast one vote per Unit. Redeemable Preferred Units have the right to vote the number of votes equal to the number of the Common Units to which they are equivalent.
Redeemable Preferred Units shall be convertible, at the option of the holders thereof, at any time and from time to time, and without the payment of additional consideration by the holders thereof, into such number of Common Units as is determined by dividing the original purchase price of such Redeemable Preferred Unit by the conversion price of such Redeemable Preferred Unit in effect at the time of conversion. On or after December 23, 2021, the holders of Redeemable Preferred Units may request redemption of all Preferred Units at the sole option of the holders holding a majority of the outstanding Preferred Units. The Company records Redeemable Preferred Units in temporary equity at an initial amount equal to the proceeds received. The Company subsequently remeasures Redeemable Preferred Units to redemption value equal to fair value at each reporting date. Increases in the redemption value are recorded in full and decreases in the carrying amount are only recorded to the extent that increases to the carrying value were previously recorded. In all cases, the offset to the changes in Redeemable Preferred Unit carrying value is recorded against the carrying value of Common Units, as the Company is in an accumulated loss position.
Net profits and losses of the Company are allocated among the Members in such ratio or ratios as may be required to cause the balances of the members' economic capital accounts to equal, as nearly as possible, their Target Balances (as defined).
Company distributions, including liquidating distributions, are distributed first to the Redeemable Preferred Units pro rata until each such member has received an amount equal to their original purchase price and then pro rata to members holding the Common Units.
The sale of the Company (as defined) requires gross proceeds received by holders of the Redeemable Preferred Units (when combined with all other prior distributions) equal to at least three times the Redeemable Preferred Units' original issue price.
The Company may issue additional units or classes or series of Units, having such designations, preferences and relative, participating or other special rights, powers and duties, as the Company shall determine. The Members understand and agree that rights afforded to any additional classes or series of Units (including, without limitation, rights to Company distributions) may result in a reduction and/or dilution in the rights of then outstanding Units.
The complete respective rights, preferences, privileges and restrictions of the Redeemable Preferred Units and Common Units are set forth in the agreement.
9.	FAIR VALUE MEASUREMENTS
The Company records certain of its financial liabilities at fair value, which is defined as the price that would be paid to transfer a liability, in the principal or most advantageous market for the liability, in an orderly transaction between market participants at the measurement date. The accounting for fair value measurements must be applied to nonfinancial assets and nonfinancial liabilities that require initial measurement or remeasurement at fair value, which principally consist of intangible assets and long-lived assets for the purposes of calculating potential impairment. The Company is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
In 2019, the Company issued Warrant Agreements giving the lender the option to purchase Redeemable Series C and Series D preferred units. The Company measured and recorded the fair value of the warrant liabilities using the Black-Scholes model. The amount was recorded as a long-term liability on the balance sheet due to the underlying redemption feature. Warrant liabilities are valued using unobservable market inputs and, as such, are considered to be level 3 inputs.
The following table presents the Company’s hierarchy for its financial liabilities measured at fair value on a recurring basis as of December 31, 2021:
(In thousands)	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant Liabilities	—	—	$121	$121
Total	—	—	$121	$121
The following table presents the Company’s hierarchy for its financial liabilities measured at fair value on a recurring basis as of December 31, 2020:
(In thousands)	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant Liabilities	—	—	$99	$99
Total	—	—	$99	$99

The following table presents the changes in fair value of the Company’s financial liabilities measured on a recurring basis, classified as Level 3, during the 12 months ended December 31, 2021:
(In thousands)	Year ended December 31, 2021
Opening balance	$99
Change in fair value	22
Ending balance	$121
10.	EQUITY BASED COMPENSATION EXPENSE
The Company's Appreciation Rights Plan (“ARP”), Incentive Rights Plan (“IRP”), and Enterprise Management Incentive (EMI) options for its employees and officers provides for granting of appreciation rights awards, incentive awards, and options at the discretion of the Board of Directors. Appreciation rights awards, incentive awards, and options have no voting rights. The Company measures awards using fair values as determined by the Black-Scholes model.
Under the ARP, the total number of units that may be awarded is 2,371,856 common units. Awards granted during 2021 and 2020 totaled 99,000 and 1,385,206 units, respectively. Award terms are 10 years. Awards granted in 2021 vest 25% on vesting commencement date and the remaining units vest in equal monthly installments over the following thirty-six months, contingent upon continued employment or service. Awards granted in 2020 vest in four equal 25% installments on the anniversary date of the vesting commencement date, contingent upon continued employment or service.
Under the EMI, the total number of units that may be awarded is 161,607 common units. Awards granted during 2021 totaled 161,607 units. Award terms are 10 years. Awards granted in 2021 vest 25% on the first anniversary of the vesting commencement date and the remaining vest in equal monthly installments over the following three years, contingent upon continued employment or service.
The appreciation right and option awards granted to employees and non-employees were accounted for as equity-classified awards. The awards are issued as equity appreciation rights or options in accordance with the respective award letters and may be settled in cash or units at the sole option of the Company. During the year ended December 31, 2021, 2020, and 2019, $77 thousand, $152 thousand and $238 thousand of equity-based compensation costs was recognized, respectively.
No awards were reserved or granted under the IRP as of December 31, 2021.
The following summarizes the Company's ARP, EMI, and activity for the year ended December 31, 2021:
(In thousands, except per share data)	Appreciation Rights and Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
Balance at December 31, 2020	2,071,728	$4.52	$168	8.89
Awards granted	260,607	5.63	—	9.69
Awards exercised	—	—	—	—
Awards forfeited	—	—	—	—
Balance at December 31, 2021	2,332,335	$4.65	$168	8.10
Exercisable at December 31,2021	918,350	$ 3.26	$ 168	7.61
As of December 31, 2021, the total unrecognized compensation cost related to unvested awards was $534 thousand and the related weighted-average period over which it is expected to be recognized is approximately 3.5 years.

Valuation Assumptions
The Company estimates the fair value of each appreciation right and option grant using the Black-Scholes model with the following weighted-average fair value per share at grant date and assumptions:
	Year Ended December 31,
	2021	2020	2019
Weighted-average fair value per share at grant date	$2.34	$0.00	$0.00
Expected term	10 years	7 years	7 years
Volatility	57.5%	55.00%	47.69%
Risk-free interest rate	1.52%	0.65%	1.46%
Distributions yield	0%	0%	0%
Expected volatility: The volatility factor for the Company's unit-based options was estimated using publicly available trading data, which was used to estimate the Company's volatility, had the Company been public.
Expected distributions yield: The Company does not anticipate that distributions will be made in the near future.
Expected term: The Company's expected term represents the period that the awards are expected to be outstanding and was determined as a function of contractual terms of the unit-based awards and vesting schedules. The Company uses the ;simplified method of calculation for estimating expected term.
Risk-Free Interest Rate: The Company bases the risk-free interest rate used in the Black-Scholes model on implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term.
11.	WARRANT LIABILITIES
In conjunction with the Loan and Security Agreement (see Note 6) signed in 2019, the Company issued Warrant Agreements (the “warrants”) giving the lender the option to purchase 10,297 of Redeemable Series C Preferred Units and 6,139 of Redeemable Series D Preferred Units. The Company measured and recorded the fair value of the warrant liabilities using the Black-Scholes model. The fair value of the warrants amounted to approximately $121 thousand and $99 thousand as of December 31, 2021 and 2020, respectively, and was recorded as a long-term liability on the balance sheet due to the underlying redemption feature. In accordance with liability-classified award accounting, the company remeasures the fair value of the warrant liabilities using the Black-Scholes model annually. Changes in fair value of the warrant liabilities are recorded in Interest expense, net.
Valuation Assumptions
The Company estimated the fair value of the warrants using the Black-Scholes model.
	Year Ended December 31,
	2021	2020
Expected term	8 years	10 years
Volatility	50.00%	55.00%
Risk-free interest rate	1.44%	0.93%
Distributions yield	0%	0%
Expected volatility: The volatility factor for the Company's warrants was estimated using publicly available trading data, which was used to estimate the Company's volatility, had the Company been public.
Expected distributions yield: The Company does not anticipate that distributions will be made in the near future.
Expected term: The Company's expected term represents the contractual term as stated in the warrant agreements.
Risk-Free Interest Rate: The Company bases the risk-free interest rate used in the Black-Scholes model on implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term.
12.	RELATED PARTY TRANSACTIONS
The Company receives certain administrative services from affiliated companies related through common ownership. Such amounts are included in rent and management fee expenses and amounted to $60 thousand, $678 thousand, and $992 thousand for the years ended December 31, 2021, 2020, and 2019, respectively. During 2020, the Company moved to a new office and will no longer incur rent related fees from affiliated companies.

The amounts due from officers are due and payable on July 30, 2026 or an earlier date (as defined) and July 31, 2029 or an earlier date (as defined), and bear interest rate of 1.90% per year. One officer loan bears interest at 1.7%.
The members of the company are committed to provide the necessary funding in the form of advances and capital contributions to fund the company’s operations as needed.
13.	RETIREMENT PLANS
The Company maintains a 401(k) plan for the benefit of eligible employees. The plan allows participants to defer salary up to the maximum amount for the year as specified in the Internal Revenue Code and regulations thereunder. The Company may make matching contributions at its discretion. Company contributions were $221 thousand, $175 thousand, and $152 thousand for the years ended December 31, 2021, 2020, and 2019, respectively.
14.	LEASES
The Company has operating leases primarily for offices with terms up to 10 years and rent escalations every 12 months. The Company incurred rent expense of $1,479 thousand, $1,712 thousand and $872 thousand for the years ended December 31, 2021, 2020, and 2019, respectively.
Future minimum lease payments for the company operating leases:
(In thousands)	Year Ended December 31,
2022	$1,291
2023	1,434
2024	1,463
2025	1,492
2026	1,522
Thereafter	6,260
Total future minimum lease payments	$13,462
15.	COMMITMENTS & CONTINGENCIES
The Company is at times involved in various claims and legal actions. While the Company cannot predict any final outcomes relating thereto, management believes that the outcome of current claims and legal actions will not have a material adverse impact on the financial position of the Company or the results of its operations.
16.	INCOME TAXES
The Company is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to any entity-level U.S. federal income tax. Instead, for U.S. federal income tax purposes, taxable income of the Company is allocated to the Company’s unitholders. The Company is subject to certain state, local and foreign income taxes.
Income tax expense (benefit) was zero for the years ended December 31, 2021, 2020, and 2019, which is attributable to the partnership not being subject to U.S. federal income tax and minimal foreign and state taxes generating losses that cannot be benefited due to having a full valuation allowance.
As of December 31, 2021, and 2020, the Company did not have material deferred tax assets. As of December 31, 2021, the Company had a gross state operating loss carryforward of approximately $3,376 thousand (tax effected balance of $135 thousand), which will begin to expire in 2035. As of December 31, 2021, the Company had a gross foreign operating loss carryforward of approximately $860 thousand (tax effected balance of $215 thousand), which will be carried forward indefinitely. Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing DTAs. On the basis of this evaluation, the Company has recorded a full valuation allowance for each period.
During the years ended December 31, 2021, 2020, and 2019, the Company did not have any unrecognized tax benefits related to uncertain tax positions. As of December 31, 2021, we are no longer subject to U.S. state, local, or foreign examinations by tax authorities for years before 2018.

17.	SUBSEQUENT EVENTS
The Company has evaluated subsequent events through April 12, 2022, the date the financial statements were available to be issued.
On March 24, 2022, the Company amended its Loan and Security Agreement and previous amendments (the “Sixth Amendment”). The Sixth Amendment extended the maturity date through April 10, 2023. See Note 7 — Debt for additional information.

Annex A
AGREEMENT AND PLAN OF MERGER

by and among

WALDENCAST ACQUISITION CORP.,

OBAGI MERGER SUB, INC.

and

OBAGI GLOBAL HOLDINGS LIMITED

dated as of November 15, 2021

A-i

A-ii

A-iii

Exhibits
Exhibit A	Term Sheet for Acquiror Memorandum and Articles of Association
Exhibit B	Form of Obagi China Distribution Agreement
Exhibit C	Form of TSA
Exhibit D	Form of Supply Agreement
Exhibit E	Form of License Agreement
Exhibit F	Form of Registration Rights Agreement
Exhibit G	Form of Lock-Up Agreement
Exhibit H	Form of Investor Rights Agreement
Exhibit I	Form of Subscription Agreement
Exhibit J	Form of Obagi License Letter Agreement
Exhibit K	Waldencast Ventures Guidelines
A-iv

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger, dated as of November 15, 2021 (this “Agreement”), is made and entered into by and among Waldencast Acquisition Corp., a Cayman Islands exempted company limited by shares (which shall migrate and domesticate as a public limited company incorporated under the Laws of Jersey prior to the Closing (as defined below)) (“Acquiror”), Obagi Merger Sub, Inc., a Cayman Islands exempted company limited by shares and an indirect wholly owned subsidiary of Acquiror (“Merger Sub”), and Obagi Global Holdings Limited, a Cayman Islands exempted company limited by shares (the “Company”).
RECITALS
WHEREAS, Acquiror is a blank check company incorporated as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities;
WHEREAS, (i) Acquiror formed Obagi Holdco 1 Limited, a limited company incorporated under the Laws of Jersey (“Holdco 1”) and a direct subsidiary of Acquiror, (ii) Holdco 1 formed Obagi Holdco 2 Limited, a limited company incorporated under the Laws of Jersey (“Holdco 2”) and a direct subsidiary of Holdco 1, and (iii) Holdco 2 formed Merger Sub, a direct subsidiary of Holdco 2;
WHEREAS, prior to the Closing (as defined below) and subject to the conditions of this Agreement, Acquiror shall migrate and domesticate by way of continuance as a Jersey public limited company and deregistration in the Cayman Islands in accordance with Part 18C of the Companies (Jersey) Law 1991, as amended (“Jersey Companies Law”), and the Companies Act (As Revised) of the Cayman Islands (the “Cayman Act”) (the “Domestication”);
WHEREAS, concurrently with the Domestication, Acquiror shall file a memorandum and articles of association with the Jersey Registrar (as defined below) in a form to be agreed upon by the Company and Acquiror and with the terms set forth on Exhibit A hereto (with such changes as may be agreed in writing by the Company and Acquiror);
WHEREAS, in connection with the Domestication, (i) each then issued and outstanding share of Acquiror Class A Common Stock (as defined below) shall convert automatically, on a one-for-one basis, into an ordinary share, par value $0.0001, per share of Acquiror (after the Domestication as a company incorporated in Jersey) (“Domesticated Acquiror Common Stock”); (ii) each then issued and outstanding share of Acquiror Class B Common Stock (as defined below) shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Common Stock; (iii) each then issued and outstanding warrant of Acquiror (“Cayman Acquiror Warrant”) shall convert automatically into a warrant to acquire one share of Domesticated Acquiror Common Stock (“Domesticated Acquiror Warrant”), pursuant to the Warrant Agreement; (iv) each then issued and outstanding unit of Acquiror (the “Cayman Acquiror Units”) shall be cancelled and will entitle the holder thereof to one share of Domesticated Acquiror Common Stock and one-third of one Domesticated Acquiror Warrant; and (v) after the Domestication as a public limited company incorporated in Jersey, Acquiror shall immediately be renamed “Waldencast plc”;
WHEREAS, upon the terms and subject to the conditions of this Agreement, effective as of the Effective Time, each Company Option (as defined below) that is outstanding immediately prior to the Effective Time will be converted into an Acquiror Option (as defined below);
WHEREAS, upon the terms and subject to the conditions of this Agreement, effective as of the Effective Time, each Company RSU (as defined below) that is outstanding immediately prior to the Effective Time will be converted into an Acquiror RSU (as defined below);
WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the Cayman Act, Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the surviving company, a direct wholly owned subsidiary of Holdco 2 and an indirect wholly owned subsidiary of Acquiror (the “Merger”);
WHEREAS, Holdco 1 formed Waldencast Partners LP, a Cayman Islands exempted limited partnership (“Acquiror LP”) and a direct subsidiary of Acquiror;
WHEREAS, upon the terms and subject to the conditions of the Equity Purchase Agreement (the “Milk Equity Purchase Agreement”), dated as of the date hereof, by and among Acquiror, Holdco 1, Acquiror LP, Milk Makeup LLC, a Delaware limited liability company (“Milk”), and the members of Milk, (a) Holdco 1 agreed to purchase from the members of Milk a percentage of the outstanding membership units of Milk in exchange for the Milk Cash

Consideration and the Domesticated Acquiror Non-Economic Common Stock immediately following the consummation of the Merger and (b) Acquiror LP agreed to purchase from the members of Milk the remainder of the outstanding membership units of Milk in exchange for the Milk Equity Consideration immediately following the consummation of the Merger (the “Milk Transaction”);
WHEREAS, immediately following the consummation of the Milk Transaction, Holdco 1 shall contribute its equity interest in (a) Milk to Acquiror LP in exchange for limited partnership units in Acquiror LP and (b) Holdco 2 in exchange for limited partnership units in Acquiror LP (the “Up-C Contributions”);
WHEREAS, upon the Effective Time (as defined below), the Company Common Stock (as defined below) will be converted into the right to receive the Aggregate Merger Consideration as set forth in this Agreement;
WHEREAS, the Board of Directors of the Company has approved this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, declared it advisable for the Company to enter into this Agreement and the other documents contemplated hereby and recommended the approval of this Agreement by the Company’s shareholders (the “Company Board Approval”);
WHEREAS, as a condition and inducement to Acquiror’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Requisite Company Shareholder (as defined below) has executed and delivered to Acquiror the Company Shareholder Support Agreement (as defined below) pursuant to which the Requisite Company Shareholder has agreed, among other things, to vote (whether pursuant to a duly convened meeting of the shareholders of the Company or pursuant to an action by written consent of the shareholders of the Company) in favor of the adoption and approval, within two (2) Business Days following the time at which the Registration Statement shall have been declared effective under the Securities Act (as defined below) and delivered or otherwise made available to shareholders in accordance with Section 8.2(c) of this Agreement, of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;
WHEREAS, the Board of Directors of Acquiror has (i) determined that it is in the Acquiror’s best interests to enter into this Agreement and the documents contemplated hereby, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (iii) recommended the adoption and approval of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby by Acquiror’s shareholders;
WHEREAS, the Board of Directors of Merger Sub has (i) determined that it is in Merger Sub’s best interests to enter into this Agreement and the documents contemplated hereby, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (iii) recommended the adoption and approval of this agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby by Merger Sub’s sole shareholder (the “Merger Sub Board Approval”);
WHEREAS, the sole shareholder of Merger Sub has approved and adopted this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby (the “Merger Sub Shareholder Approval”);
WHEREAS, in furtherance of the Merger and in accordance with the terms hereof, Acquiror shall provide an opportunity to its shareholders to have their outstanding shares of Acquiror Common Stock redeemed on the terms and subject to the conditions set forth in this Agreement and Acquiror’s amended and restated memorandum and articles of association (as the same may be amended from time to time as permitted hereby prior to the Domestication, the “Acquiror Governing Documents”) in connection with obtaining the Acquiror Shareholder Approval (as defined below);
WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor has executed and delivered to the Company the Sponsor Support Agreement (as defined below) pursuant to which the Sponsor has agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;
WHEREAS, on or prior to the date hereof, Acquiror entered into the Initial Subscription Agreements (as defined below) with PIPE Investors (as defined below) pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors agreed to subscribe for and purchase, and Acquiror has agreed to issue and sell to the

PIPE Investors, the aggregate number of shares of Domesticated Acquiror Common Stock provided in the Initial Subscription Agreements, such purchases (together with any purchases pursuant to the Subsequent Subscription Agreements (as defined below)) to be consummated immediately prior to or substantially concurrently with the Closing;
WHEREAS, prior to the Closing, (a) the Company (i) shall cause Obagi Holdings Company Limited, a Cayman Islands exempted company limited by shares (“Obagi Holdings”), to distribute all of the outstanding equity interests of Obagi Hong Kong Limited (“Obagi Hong Kong”) and a $2,500,000.00 note to the Company and (ii) following such distribution, shall distribute all of the outstanding equity interests of Obagi Hong Kong and such note to Cedarwalk Skincare Ltd., a Cayman Islands exempted company limited by shares (“Cedarwalk”), in accordance with the certain Distribution Agreement, substantially in the form attached hereto as Exhibit B (with such changes as may be agreed in writing by the Company and Acquiror), (such agreement, the “Obagi China Distribution Agreement” and such transaction and the transactions contemplated by the TSA, the Supply Agreement, the Investor Rights Agreement and the License Agreement, the “Obagi China Distribution”), and, (b) in accordance with the Obagi China Distribution, (i) Obagi Cosmeceuticals LLC, a Delaware limited liability company (“Obagi Cosmeceuticals”), Obagi Netherlands B.V., a Netherlands private limited company (besloten vennootschapand) (“Obagi Netherlands”), Obagi Holdings and Obagi Hong Kong will enter into a Transition Services Agreement, substantially in the form attached hereto as Exhibit C (with such changes as may be agreed in writing by the Company and Acquiror) (the “TSA”), (ii) Obagi Cosmeceuticals and Obagi Hong Kong will enter into a Global Supply Services Agreement, substantially in the form attached hereto as Exhibit D (with such changes as may be agreed in writing by the Company and Acquiror) (the “Supply Agreement”), (iii) Obagi Cosmeceuticals, Obagi Holdings and Obagi Hong Kong will enter into an Intellectual Property License Agreement, substantially in the form attached hereto as Exhibit E (with such changes as may be agreed in writing by the Company and Acquiror) (the “License Agreement”), (iv) Obagi Holdings, Obagi Cosmeceuticals and Cedarwalk will enter into a letter agreement, substantially in the form attached hereto as Exhibit J (with such changes as may be agreed in writing by Obagi Holdings and Cedarwalk) (the “Obagi License Letter Agreement”), and (v) and Acquiror, Cedarwalk, the Sponsor and the guarantor of Cedarwalk’s obligation thereunder, will enter into the Investor Rights Agreement, substantially in the form attached hereto as Exhibit H (with such changes as may be agreed in writing by the Company and Acquiror) (the “Investor Rights Agreement”);
WHEREAS, prior to the Closing and conditioned upon receipt of the Clinactiv Consent, the Company will distribute all of the outstanding equity interests of Clinactiv Technology Limited, a Cayman Islands exempted company limited by shares (“Clinactiv”), to Cedarwalk in accordance with a distribution agreement in a customary form by and among the Company, Cedarwalk and Acquiror (such agreement, the “Clinactiv Distribution Agreement” and such transaction, the “Clinactiv Distribution”);
WHEREAS, (a) Acquiror, the Sponsor and Dynamo Master Fund (a member of the Sponsor) have entered into a Forward Purchase Agreement (the “Sponsor Forward Purchase Agreement”), whereby, among other things, Sponsor and Dynamo Master Fund have agreed to acquire 16,000,000 units of Acquiror (“Domesticated Acquiror Units”) consisting of 16,000,000 shares of Domesticated Acquiror Common Stock and 5,333,333 warrants to purchase one share of Domesticated Acquiror Common Stock for an aggregate purchase price of $160,000,000.00 (the “Sponsor Forward Purchase Investment Amount”) in a private placement that will close immediately prior to the consummation of the Merger and (b) Acquiror and the Third-Party FPA Investor (as defined below) have entered into a Forward Purchase Agreement (the “Third-Party Forward Purchase Agreement”, together with the Sponsor Forward Purchase Agreement, the “Forward Purchase Agreements”) and fulfilled their respective obligations under Section 1(a)(ii) of the Third-Party Forward Purchase Agreement, as a result of which, the Third-Party FPA Investor is committed to acquire 17,300,000 Domesticated Acquiror Units consisting of 17,300,000 shares of Domesticated Acquiror Common Stock and 5,766,667 warrants to purchase one share of Domesticated Acquiror Common Stock for an aggregate purchase price of $173,000,000.00 (the “Third-Party Forward Purchase Investment Amount,” together with the Sponsor Forward Purchase Investment Amount, the “Forward Purchase Amount”) in a private placement that will close immediately prior to the consummation of the Merger (such transaction in clauses (a) and (b) above, the “Forward Purchase Transaction”);

WHEREAS, at the Closing, Acquiror, the Sponsor, the Company, certain of the Company’s and Acquiror’s respective shareholders, and their respective Affiliates, as applicable, shall enter into a Registration Rights Agreement (the “Registration Rights Agreement”), substantially in the form attached hereto as Exhibit F (with such changes as may be agreed in writing by the Company and Acquiror), which shall, in each case, be effective as of the Closing; and
WHEREAS, in connection with the Closing, certain of the Company’s shareholders, officers and directors listed in Section 1.1(b) of the Company Disclosure Letter (the “Lock-Up Shareholders”), shall enter into Lock-Up Agreements (the “Lock-Up Agreements”) substantially in the form attached hereto as Exhibit G (with such changes as may be agreed in writing by the Company and Acquiror).
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:
ARTICLE I.

CERTAIN DEFINITIONS
Section 1.1 Definitions. As used herein, the following terms shall have the following meanings:
“280G Approval” has the meaning specified in Section 6.10.
“280G Payment” has the meaning specified in Section 6.10.
“280G Waiver” has the meaning specified in Section 6.10.
“Acquiror” has the meaning specified in the Preamble hereto.
“Acquiror Benefit Plans” has the meaning specified in Section 7.1(c).
“Acquiror Class A Common Stock” means prior to the Domestication, Class A ordinary fully paid shares in the capital of Acquiror of par value $0.0001 per share.
“Acquiror Class B Common Stock” means prior to the Domestication, Class B ordinary fully paid shares in the capital of Acquiror of par value $0.0001 per share.
“Acquiror Common Share” means a share of Acquiror Common Stock.
“Acquiror Common Stock” means (a) prior to the Domestication, Acquiror Class A Common Stock and Acquiror Class B Common Stock, and (b) immediately following the Domestication, the Domesticated Acquiror Common Stock.
“Acquiror Common Warrant” means a warrant to purchase one (1) share of Acquiror Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) that was included in the units sold as part of Acquiror’s initial public offering.
“Acquiror Cure Period” has the meaning specified in Section 10.1(h).
“Acquiror Disclosure Letter” has the meaning specified in the introduction to Article V.
“Acquiror Financial Statements” has the meaning specified in Section 5.6(d).
“Acquiror Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 5.1 (Company Organization), Section 5.2 (Due Authorization), Section 5.12 (Capitalization of Acquiror), except for Section 5.12(f) and the last sentence of Section 5.12(e), and Section 5.20 (Brokers’ Fees).
“Acquiror Governing Documents” has the meaning specified in the Recitals hereto.
“Acquiror Group” has the meaning specified in Section 11.18(a).
“Acquiror Indemnified Parties” has the meaning specified in Section 7.9(a).
“Acquiror LP” has the meaning specified in the Recitals hereto.
“Acquiror Option” has the meaning specified in Section 3.3(a).

“Acquiror Private Placement Warrant” means a warrant to purchase one (1) share of Acquiror Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) issued to the Sponsor.
“Acquiror RSU” has the meaning specified in Section 3.3(b).
“Acquiror SEC Filings” has the meaning specified in Section 5.5.
“Acquiror Securities” has the meaning specified in Section 5.12(a).
“Acquiror Share Redemption” means the election of an eligible (as determined in accordance with the Acquiror Governing Documents) holder of Acquiror Class A Common Stock to redeem all or a portion of the Acquiror Common Shares held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with the Acquiror Governing Documents) in connection with the Transaction Proposals.
“Acquiror Shareholder Approval” means the approval of (1) those Transaction Proposals identified in clauses (A), (B) and (C) of Section 8.2(b), in each case, by an affirmative vote of the holders of at least two-thirds of the outstanding Acquiror Common Shares entitled to vote, who attend and vote thereupon (as determined in accordance with the Acquiror Governing Documents) and (2) those Transaction Proposals identified in clauses (D), (E), (F), (G), (H), (I) and (J) of Section 8.2(b), in each case, by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Shares entitled to vote, who attend and vote thereupon (as determined in accordance with the Acquiror Governing Documents), in each case, at an Acquiror Shareholders’ Meeting duly called by the Board of Directors of Acquiror and held for such purpose.
“Acquiror Shareholders’ Meeting” has the meaning specified in Section 8.2(b).
“Acquiror Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by the Acquiror or any of its Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation or consummation of the transactions contemplated hereby and pursuant to the Milk Transaction: (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers; (b) the filing fees payable by the Acquiror or any of its Subsidiaries to the Antitrust Authorities as specified in Section 8.1(e); (c) all fees and expenses incurred in connection with preparing and filing the Registration Statement, the Proxy Statement or the Proxy Statement/Registration Statement under Section 8.2 and obtaining approval of the Nasdaq under Section 7.3; (d) repayment of any Working Capital Loans; (e) any fees and expenses incurred in connection with the PIPE Investment; (f) any deferred underwriting commissions and other fees and expenses relating to Acquiror’s initial public offering or operations; (g) any other fees and expenses as a result of or in connection with the negotiation, documentation or consummation of the transactions contemplated hereby; (h) any documented fees and expenses, both internal or external, including those payable to consultants, advisors (financial or otherwise), accountants, attorneys and service providers, incurred by the Company in connection with the Up-C Transaction (such expenses in this clause (h), the “Up-C Transaction Expenses”); and (i) any other fees and expenses incurred in connection with (x) obtaining the consent of TCW Asset Management Company LLC and any other parties required under the terms of the Existing Credit Agreement to (A) enter into and consummate the Merger and the transactions contemplated thereby or (B) permit any Indebtedness outstanding under the Existing Credit Agreement to remain outstanding following the Closing, (y) any amendment to, or refinancing of, the Existing Credit Facility, or (z) the incurrence of any new Indebtedness, if requested by the Acquiror (the “Financing Expenses”). Acquiror Transaction Expenses shall not include any fees and expenses of Acquiror’s shareholders (other than Working Capital Loans).
“Acquiror Warrants” means the Acquiror Common Warrants and the Acquiror Private Placement Warrants.
“Acquisition Proposal” means, as to any Person, other than the transactions contemplated hereby and other than the acquisition or disposition of equipment or other tangible personal property in the ordinary course of business, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 15% or more of the consolidated assets of such Person and its Subsidiaries or (ii) any class of equity or voting securities of (x) such Person or (y) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning any class of equity or voting securities of (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries.
“Action” means any claim, charge, action, suit, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any Governmental Authority.
“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.
“Affiliate Agreements” has the meaning specified in Section 4.12(a)(vi).
“Aggregate Company Option Exercise Price” means the aggregate amount that would have been received by the Company if each Company Option outstanding immediately prior to the Effective Time had been exercised as of such time.
“Aggregate Fully Diluted Company Common Shares” means, without duplication, (a) the aggregate number of shares of Company Common Stock that are (i) issued and outstanding immediately prior to the Effective Time, or (ii) issuable upon the exercise of Company Options (whether or not then vested or exercisable) that are outstanding immediately prior to the Effective Time or (iii) issuable upon the settlement of Company RSUs (whether or not then vested) that are outstanding immediately prior to the Effective Time, minus (b) the Treasury Shares as of immediately prior to the Effective Time; provided, that any Company Option with an exercise price equal to or greater than the Per Share Merger Consideration shall not be counted for purposes of determining the number of Aggregate Fully Diluted Company Common Shares.
“Aggregate Merger Consideration” means the Obagi Stock Consideration plus the Obagi Cash Consideration.
“Agreement” has the meaning specified in the Preamble hereto.
“Agreement End Date” has the meaning specified in Section 10.1(f).
“Alternative Debt Financing” has the meaning specified in Section 6.6(g).
“Ancillary Agreements” has the meaning specified in Section 11.10.
“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions).
“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition Law authorities of any other jurisdiction (whether United States, foreign or multinational).
“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition.
“Audited Financial Statements” has the meaning specified in Section 4.8(a)(i).
“Balance Sheet Cash” means $89,000,000.
“Base Purchase Price” means $655,000,000.
“Business Combination” has the meaning specified in Article 1.1 of the Acquiror Governing Documents as in effect on the date hereof.

“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the transactions contemplated hereby), relating to a Business Combination.
“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York, commercial banks in Jersey or Governmental Authorities in the Cayman Islands are authorized or required by Law to close.
“CARES Act” has the meaning specified in Section 4.15(o).
“Cayman Acquiror Units” has the meaning specified in the Recitals hereto.
“Cayman Acquiror Warrant” has the meaning specified in the Recitals hereto.
“Cayman Act” has the meaning specified in the Recitals hereto.
“Cayman Registrar” means the Registrar of Companies in the Cayman Islands.
“Cedarwalk” has the meaning specified in the Recitals hereto.
“Clinactiv” has the meaning specified in the Recitals hereto.
“Clinactiv Consent” means any consent required under the Existing Credit Agreement in order for the Company to consummate the Clinactiv Distribution without causing an event of default or mandatory prepayment event occurring thereunder.
“Clinactiv Distribution” has the meaning specified in the Recitals hereto.
“Clinactiv Distribution Agreement” has the meaning specified in the Recitals hereto.
“Closing” has the meaning specified in Section 2.3(a).
“Closing Available Cash” means the sum of (w) the cash remaining in the Trust Account (after giving effect to the Acquiror Share Redemptions (if any)), plus (x) the PIPE Investment Amount actually received by the Acquiror prior to or substantially concurrently with the Closing, plus (y) the Forward Purchase Amount actually received by the Acquiror prior to or substantially concurrently with the Closing, plus (z) the cash and cash equivalents of Acquiror and its Subsidiaries, including the proceeds of any Indebtedness incurred after the date hereof (other than any Indebtedness of up to $125,000,000.00 to refinance the Existing Credit Agreement) or convertible note or other offering (in the case of Acquiror and its Subsidiaries, excluding any cash already covered by clauses (x), (y) or (z) above), in each case, as of the Closing.
“Closing Date” has the meaning specified in Section 2.3(a).
“Code” means the Internal Revenue Code of 1986, as amended.
“Company” has the meaning specified in the Preamble hereto.
“Company Award” shall mean a Company Option or a Company RSU.
“Company Benefit Plan” has the meaning specified in Section 4.13(a).
“Company Board Approval” has the meaning specified in the Recitals hereto.
“Company Common Stock” means the shares in the capital of the Company of par value U.S. $0.50 each per share.
“Company Cure Period” has the meaning specified in Section 10.1(f).
“Company Disclosure Letter” has the meaning specified in the introduction to Article IV.
“Company Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 4.1 (Company Organization), the first and second sentences of Section 4.2 (Subsidiaries), Section 4.3 (Due Authorization), Section 4.6 (Capitalization of the Company) excluding the first and second sentences of Section 4.6(a), Section 4.6(b) and the first sentence of Section 4.6(c), Section 4.7(a) (Capitalization of Subsidiaries), and Section 4.32 (Brokers’ Fees).
“Company Group” has the meaning specified in Section 11.18(b).

“Company Indemnified Parties” has the meaning specified in Section 7.9(a).
“Company Intellectual Property” means Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.
“Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (a) has had, or would reasonably be expected to have, individually or in the aggregate with all other Events, a material adverse effect on the business, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (b) would or would reasonably be expected to, individually or in the aggregate, prevent or materially impair, impede or delay the ability of the Company to perform its obligations under this Agreement or any Ancillary Agreement to which it is or will be a party or to consummate the transactions contemplated herein or therein; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect” under clause (a) above: (i) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (ii) any change in interest rates or economic, political, business or financial market conditions generally, (iii) the taking of any action required by this Agreement, (iv) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including COVID-19, or any COVID-19 Measures or any change in such COVID-19 Measures following the date of this Agreement) or change in climate, (v) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (vi) any failure of the Company to meet any projections or forecasts (provided that this clause (vi) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted, or would reasonably be expected to result, in a Company Material Adverse Effect), (vii) any Events generally applicable to the industries or markets in which the Company and its Subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers), (viii) the announcement of this Agreement or the Milk Equity Purchase Agreement and consummation of the transactions contemplated hereby or thereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries (it being understood that this clause (viii) shall be disregarded for purposes of the representation and warranty set forth in Section 4.4), (ix) any matter set forth on the Company Disclosure Letter or (x) any action taken by, or at the written request of, Acquiror or Merger Sub; provided, further, that any Event referred to in clauses (i), (ii), (iv), (v) or (vii) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations (which shall include the skincare industry generally), but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations.
“Company Option” means an option to purchase Company Common Stock granted under the Company Stock Plan.
“Company Registered Intellectual Property” has the meaning specified in Section 4.20(a).
“Company RSU” means a restricted stock unit issued in respect of Company Common Stock granted pursuant to the Company Stock Plan.
“Company Shareholder Approval” means the approval of this Agreement and the transactions contemplated hereby, including the Merger, the Pre-Closing Restructuring, the Plan of Merger and the transactions contemplated thereby, by either unanimous written resolutions of the holders of all outstanding Company Common Stock entitled to vote or the affirmative vote of the holders of at least two-thirds of the outstanding Company Common Stock entitled to vote, who attend and vote thereupon (as determined in accordance with the Company’s Governing Documents at a shareholders’ meeting of the Company duly called by the Board of Directors of the Company and held for such purpose).
“Company Software” means the Software owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Stock Plan” means the Obagi Global Holdings Limited 2021 Stock Incentive Plan.
“Company Shareholder Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among the Requisite Company Shareholder, Acquiror and the Company, as amended or modified from time to time in accordance with the terms thereof.
“Company Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by the Company or any of its Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation or consummation of the transactions contemplated hereby: (a) all documented fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers; (b) change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments payable by the Company or any of its Subsidiaries to any current or former employee, independent contractor, officer, or director of the Company or any of its Subsidiaries as a result of the transactions contemplated hereby (and not tied to any subsequent event or condition, such as a termination of employment), including the employer portion of payroll Taxes arising therefrom; (c) the filing fees payable by the Company or any of its Subsidiaries to the Antitrust Authorities specified in Section 8.1(e); and (d) amounts owing or that may become owed, payable or otherwise due, directly or indirectly, by the Company or any of its Subsidiaries to any Affiliate of the Company or any of its Subsidiaries in connection with the negotiation, documentation or consummation of the transactions contemplated hereby, including fees, costs and expenses related to the termination of any Affiliate Agreement. For the avoidance of doubt, Company Transaction Expenses shall not include any fees and expenses of the Company’s shareholders, any Up-C Transaction Expenses, any Financing Expenses or any expenses of the Company or its Subsidiaries to the extent attributable to advice solely for the benefit of the Company’s direct or indirect shareholders (rather than the Company or its Subsidiaries).
“Company Transaction Expenses Overage” has the meaning specified in Section 1.1(a) in the definition of Obagi Cash Consideration Reduction Amount.
“Confidentiality Agreement” has the meaning specified in Section 11.10.
“Constituent Companies” has the meaning specified in Section 2.1(a).
“Continuing Employee” means each individual who (i) is employed by the Company or a Subsidiary immediately prior to the Closing Date and (ii) continues employment with Acquiror, the Company or an Affiliate or Subsidiary of Acquiror or of the Company on or following the Closing Date.
“Contracts” means all legally binding contracts, agreements, arrangements or undertakings (including memorandums of understanding and letters of understanding), subcontracts, leases, licenses, subleases, deeds, commitments, mortgages, purchase orders, work orders, task orders and guaranties, in each case, whether written or oral.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive or guidelines promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Coronavirus Response Act.
“D&O Indemnified Parties” has the meaning specified in Section 7.9(a).
“Debt Financing” means any debt financing (including the arranging and/or obtaining of an amendment to the Existing Credit Agreement) arranged by the Acquiror and Merger Sub in connection with the transactions contemplated by this Agreement.
“Debt Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing, including the parties to any joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective affiliates and their and their respective affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective successors and assigns.

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Acquiror Disclosure Letter.
“Dollars” or “$” means lawful money of the United States.
“Domesticated Acquiror Common Stock” has the meaning specified in the Recitals hereto.
“Domesticated Acquiror Non-Economic Common Stock” shall have the meaning set forth under the Milk Equity Purchase Agreement for the defined term “Domesticated Acquiror Non-Economic Common Stock.”
“Domesticated Acquiror Units” has the meaning specified in the Recitals hereto.
“Domesticated Acquiror Warrant” has the meaning specified in the Recitals hereto.
“Domestication” has the meaning specified in the Recitals hereto.
“Effective Time” has the meaning specified in Section 2.3(b).
“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials, pollution, climate change, or the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials).
“ERISA” has the meaning specified in Section 4.13(a).
“ERISA Affiliate” means any Person that together with the Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Agent” has the meaning specified in Section 3.2(a).
“Exchange Ratio” means the ratio equal to (i) the number of Acquiror Common Shares constituting the Total Implied Equity Consideration divided by (ii) the number of Aggregate Fully Diluted Company Common Shares.
“Excluded Shares” has the meaning specified in Section 3.1(a).
“Existing Credit Agreement” means the Financing Agreement, dated as of March 16, 2021, by and among the Company, as ultimate parent, Obagi Holdings Company Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability, as parent, Obagi Cosmeceuticals LLC, a Delaware limited liability company, as borrower, the subsidiary guarantors party thereto, the lenders from time to time party thereto and TCW Asset Management Company LLC, as collateral agent and administrative agent.
“Existing Credit Agreement Amendment” has the meaning specified in Section 6.6(a).
“Existing Credit Agreement Consent” means the Consent to Financing Agreement, dated as of the date hereof, by and among, inter alia, the lenders party thereto, TCW Asset Management Company LLC, as collateral agent and administrative agent, Obagi Holdings, as parent, and Obagi Cosmeceuticals, as borrower.
“Export Approvals” has the meaning specified in Section 4.24(a).
“FDA” has the meaning specified in Section 4.27(d).
“Financial Statements” means the Interim Financial Statements and the Audited Financial Statements.
“Financing Expenses” has the meaning specified in Section 1.1(a) in the definition of Acquiror Transaction Expenses.
“Foreign Benefit Plan” has the meaning specified in Section 4.13(i).
“Forward Purchase Agreements” has the meaning specified in the Recitals hereto.
“Forward Purchase Amount” has the meaning specified in the Recitals hereto.
“Forward Purchase Transaction” has the meaning specified in the Recitals hereto.
“Forward Purchaser” means each of Sponsor, Dynamo Master Fund and the Third-Party FPA Investor.
“FY 2020 and 2019 Financial Statements” has the meaning specified in Section 6.4(a).
“FY 2021 Financial Statements” has the meaning specified in Section 6.4(b).

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.
“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation, the “Governing Documents” of an exempted company are its memorandum and articles of association and the “Governing Documents” of a Jersey company are its memorandum and articles of association.
“Governing Jurisdictions” means the United States, the United Kingdom, the Cayman Islands, Jersey, the People’s Republic of China and any other jurisdiction in which the failure to obtain approval of the Merger from the requisite Governmental Authority would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal, or arbitrator.
“Governmental Authorization” has the meaning specified in Section 4.5.
“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.
“Hazardous Material” means any (i) pollutant, contaminant, chemical, (ii) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (iii) petroleum or any fraction or product thereof, (iv) asbestos or asbestos-containing material, (v) polychlorinated biphenyl, (vi) chlorofluorocarbons, (vii) per- and polyfluoroalkyl substances and (viii) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.
“Health Care Regulatory Law” means all Laws relating to the development, testing, registration, manufacture, quality, distribution, labeling, sale or promotion of any prescription or over-the-counter drug, device, or cosmetic (including any ingredient or component of the foregoing products), including but not limited to (i) the Federal Food, Drug and Cosmetic Act, (ii) the false advertising provisions of the Federal Trade Commission Act, (iii) the Fair Packaging and Labeling Act, (iv) all state equivalents of the foregoing, (v) analogous non-U.S. requirements of Law (including, for the avoidance of doubt, the Cosmetics Regulation (EC) No. 1223/2009 on cosmetic products and Commission Regulation (EU) No 655/2013 laying down common criteria for the justification of claims used in relation to cosmetic products, including any amendments thereto and all relevant guidance in the European Union) and (vi) any regulations promulgated pursuant to any of the aforementioned laws.
“Holdco 1” has the meaning specified in the Recitals hereto.
“Holdco 2” has the meaning specified in the Recitals hereto.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Incentive Award Plan” has the meaning specified in Section 7.1(a).
“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of any indebtedness for borrowed money, including accrued interest and any per diem interest accruals or cost associated with prepaying any such indebtedness solely to the extent such indebtedness is prepaid, (b) amounts drawn on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (c) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (d) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (e) obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes”, (f) any unpaid interest, premiums, breakage costs, prepayment or early termination premiums, penalties, or other fees, costs or expenses payable, including as a result of the consummation of the transactions contemplated hereby in respect of any of the items in the foregoing clauses (a) through (f), and (g) all Indebtedness of another Person referred to in clauses (a) through (f) above guaranteed directly or indirectly, jointly or severally, by a Person or any of its Subsidiaries.
“Initial PIPE Investment” means the purchase of shares of Domesticated Acquiror Common Stock pursuant to the Initial Subscription Agreements.
“Initial Subscription Agreements” means the subscription agreements executed on or prior to the date hereof pursuant to which the Initial PIPE Investment will be consummated.
“Intellectual Property” means all intellectual property rights throughout the world, including all U.S. and foreign: (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, renewals, re-examinations, substitutions, and extensions thereof; (ii) registered and unregistered trademarks, logos, service marks, names, corporate names, trade dress and trade names, slogans, pending applications therefor, internet domain names, social media usernames, and other similar designations of source or origin, together with the goodwill of the Company or any of its Subsidiaries or their respective businesses symbolized by or associated with any of the foregoing; (iii) registered and unregistered copyrights and copyrightable subject matter, and applications for registration of copyright, including such corresponding rights in Software and other works of authorship; (iv) rights of publicity; and (v) trade secrets, know-how, processes, formulas and other confidential information or proprietary rights.
“Intended Tax Treatment” has the meaning specified in Section 2.7.
“Interim Financial Statements” has the meaning specified in Section 4.8(a)(ii).
“Interim Period” has the meaning specified in Section 6.1.
“International Trade Laws” means (a) all Laws relating to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, goods, and technology, administered or enforced by the U.S. government, including but not limited to the Export Administration Regulations administered by the United States Department of Commerce, the International Traffic in Arms Regulations administered by the United States Department of State, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, and the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury, and (b) all applicable Laws adopted by Governmental Authorities of other countries relating to the same subject matter as the United States Laws described above, except to the extent inconsistent with U.S. Law.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“Investor Rights Agreement” has the meaning specified in the Recitals hereto.
“IRS” means Internal Revenue Service.
“Jersey Companies Law” has the meaning specified in the Recitals hereto.
“Jersey Registrar” means the Registrar of Companies in Jersey under the Jersey Companies Law.
“JOBS Act” has the meaning specified in Section 5.6(a).
“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.
“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied (except for Owned Land) by the Company or any of its Subsidiaries.
“Legal Proceedings” has the meaning specified in Section 4.10.
“Letter of Transmittal” has the meaning specified in Section 3.2(b).
“License Agreement” has the meaning specified in the Recitals hereto.
“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, easement, real property title defect, adverse claim, options, leases, subleases, restrictions, claims or other liens of any kind whether consensual, statutory or otherwise.

“Lock-Up Agreements” has the meaning specified in the Recitals hereto.
“Lock-Up Shareholders” has the meaning specified in the Recitals hereto.
“MD&A” has the meaning specified in Section 6.4(a).
“Merger” has the meaning specified in the Recitals hereto.
“Merger Sub” has the meaning specified in the Preamble hereto.
“Merger Sub Board Approval” has the meaning specified in the Recitals hereto.
“Merger Sub Common Stock” means the shares in the capital of Merger Sub of par value $1.00 per share.
“Merger Sub Shareholder Approval” has the meaning specified in the Recitals hereto.
“Milk” has the meaning specified in the Recitals hereto.
“Milk Cash Consideration” shall have the meaning set forth under the Milk Equity Purchase Agreement for the defined term “Milk Cash Consideration.”
“Milk Equity Consideration” shall have the meaning set forth under the Milk Equity Purchase Agreement for the defined term “Milk Equity Consideration.”
“Milk Equity Purchase Agreement” has the meaning specified in the Recitals hereto.
“Milk Transaction” has the meaning specified in the Recitals hereto.
“Milk Transaction Expenses” shall have the meaning set forth under the Milk Equity Purchase Agreement for the defined term “Company Transaction Expenses”.
“Minimum Available Acquiror Cash Amount” means $50,000,000.00.
“Modification in Recommendation” has the meaning specified in Section 8.2(b).
“Multiemployer Plan” has the meaning specified in Section 4.13(c).
“Nasdaq” has the meaning specified in Section 5.6(c).
“Obagi Cash Consideration” means an amount equal to the difference of (a) the Total Implied Obagi Cash Consideration Amount minus the Obagi Cash Consideration Reduction Amount, if any.
“Obagi Cash Consideration Reduction Amount” means:
a)
if (i) the Closing Available Cash is greater than $670,000,000.00 and (ii) the amount of Company Transaction Expenses exceeds $26,000,000.00 (any excess, the “Company Transaction Expenses Overage”), an amount equal to the Company Transaction Expenses Overage; or

b)
if the Closing Available Cash is equal to or less than (i) $670,000,000.00, and greater than (ii) $630,000,000.00, an amount equal to (A) $380,000,000.00, minus (B) the Closing Available Cash, plus (C) the Total Transaction Expenses, minus (D) the sum of the Acquiror Transaction Expenses and the Milk Transaction Expenses, plus (E) $35,000,000.00, plus (F) Balance Sheet Cash, plus (G) the Total Implied Milk Cash Consideration Amount, plus (H) the amount by which the Company Transaction Expenses are less than $26,000,000.00, if any; or

c)	if the Closing Available Cash is equal to or less than $630,000,000.00 and greater than $615,000,000.00, an amount equal to (i) $40,000,000.00, plus (ii) the Company Transaction Expenses Overage; or
d)
if the Closing Available Cash is equal to or less than $615,000,000.00 and greater than $565,000,000.00, an amount equal to (i) $40,000,000.00, plus (ii) the Company Transaction Expenses Overage, if any, plus (iii) 25% of the amount equal to (A) $340,000,000.00, minus (B) the Company Transaction Expenses Overage, if any, minus (C) the Closing Available Cash, plus (D) the Total Transaction Expenses, plus (E) Balance Sheet Cash, plus (F) the Total Implied Milk Cash Consideration Amount, minus (G) $15,000,000.00, minus (H) the sum of the Acquiror Transaction Expenses and the Milk Transaction Expenses, plus (I) $35,000,000.00, plus (J) the amount by which the Company Transaction Expenses are less than $26,000,000.00, if any; or

e)
if the Closing Available Cash is equal to or less than $565,000,000.00, an amount equal to (i) $52,500,000.00, plus (ii) the Company Transaction Expenses Overage, if any, plus (iii) 50% of the amount equal to (A) $327,500,000.00, minus (B) the Company Transaction Expenses Overage, if any, minus (C) the Closing Available Cash, plus (D) the Total Transaction Expenses, plus (E) Balance Sheet Cash, plus (F) the Total Implied Milk Cash Consideration Amount, minus (G) $52,500,000.00, minus (H) the sum of the Acquiror Transaction Expenses and the Milk Transaction Expenses, plus (I) $35,000,000.00, plus (J) the amount by which the Company Transaction Expenses are less than $26,000,000.00, if any;

provided; however, that under no circumstance shall the Obagi Cash Consideration Reduction Amount be negative.
“Obagi China Distribution” has the meaning specified in the Recitals hereto.
“Obagi China Distribution Agreement” has the meaning specified in the Recitals hereto.
“Obagi China Income Statements” has the meaning specified in Section 4.8(a)(iii).
“Obagi Cosmeceuticals” has the meaning specified in the Recitals hereto.
“Obagi Holdings” has the meaning specified in the Recitals hereto.
“Obagi Hong Kong” has the meaning specified in the Recitals hereto.
“Obagi Netherlands” has the meaning specified in the Recitals hereto.
“Obagi Stock Consideration” means a number of Acquiror Common Shares equal to (x) the Total Implied Equity Consideration, minus (y) (i) a number of shares of Acquiror Common Shares equal to the quotient obtained by dividing (A) the Obagi Cash Consideration by (B) $10.00.
“Offer Documents” has the meaning specified in Section 8.2(a)(i).
“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL) and any license approved by the Open Source Initiative or any Creative Commons License.
“Open Source Materials” means any Software or other material subject to an Open Source License.
“Outbound License Agreements” has the meaning specified in Section 4.12(a)(xi).
“Owned Land” has the meaning specified in Section 4.19(b).
“Payoff Amount” has the meaning specified in Section 6.6(g).
“Payoff Letter” has the meaning specified in Section 6.6(g).
“PCAOB Financial Statements” has the meaning specified in Section 6.4(a).
“Per Share Merger Consideration” means the product obtained by multiplying (i) the Exchange Ratio by (ii) $10.00.
“Permits” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of, or issued by or on behalf of, a Governmental Authority.
“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (A) not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens for Taxes (A) not yet due and payable or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (iii) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not materially impair the value or materially interfere with the present use of the Owned Land or Leased Real Property, (iv) with respect to any Leased Real Property (A) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (B) any Lien permitted under any Real Property Lease, and (C) any Liens encumbering the land of which the Leased Real Property is a part, (v) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not materially interfere with the current use of, or materially impair the value of, the Owned Land or Leased Real Property, (vi) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice, (vii) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (viii) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security, (ix) reversionary rights in favor of landlords under any Real Property Leases with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries and (x) Liens that do not, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company or any of its Subsidiaries, taken as a whole.
“Person” means any individual, firm, corporation, partnership, exempted limited partnership, limited liability company, exempted company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.
“Personal Information” means any information that is regulated or protected by one or more Privacy and Cybersecurity Requirements.
“PIPE Investment” means the purchase of shares of Domesticated Acquiror Common Stock pursuant to the Subscription Agreements.
“PIPE Investment Amount” means the aggregate gross purchase price for the shares of Domesticated Acquiror Common Stock in the PIPE Investment.
“PIPE Investors” means those certain investors participating in the PIPE Investment pursuant to the Subscription Agreements.
“Plan of Merger” has the meaning specified in Section 2.1(a).
“Pre-Closing Restructuring” means the Obagi China Distribution and the Clinactiv Distribution.
“Privacy and Cybersecurity Requirements” has the meaning specified in Section 4.20(g).
“Product Registrations” has the meaning specified in Section 4.27(b).
“Products” means all products currently manufactured, marketed or sold by or on behalf of the Company or any of its Subsidiaries.
“Prospectus” has the meaning specified in Section 11.1.
“Proxy Statement” has the meaning specified in Section 8.2(a)(i).
“Proxy Statement/Registration Statement” has the meaning specified in Section 8.2(a)(i).
“Real Property Leases” has the meaning specified in Section 4.19(a)(iii).
“Registration Rights Agreement” has the meaning specified in the Recitals hereto.
“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Acquiror under the Securities Act with respect to the Registration Statement Securities.
“Registration Statement Securities” has the meaning specified in Section 8.2(a)(i).
“Related Party” has the meaning specified in Section 4.12(a)(vi).
“Requisite Company Shareholder” means Cedarwalk Skincare Ltd., a Cayman Islands exempted company limited by shares.
“Restricted Person” means any Person identified on the U.S. Department of Commerce’s Denied Persons List, Unverified List, Entity List, the Military End User List or the U.S. Department of State’s Debarred List.

“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions Laws (at the time of this Agreement, the Crimea region, Cuba, Iran, North Korea and Syria).
“Sanctioned Person” means any Person targeted by Sanctions Laws, including (i) any Person identified in any sanctions list maintained by (a) the United States (including through the Department of the Treasury’s Office of Foreign Assets Control or the Department of State); (b) the United Kingdom; (c) the United Nations Security Council; or (d) the European Union or any European Union member state; (ii) any Person located, organized, or resident in, or a Governmental Authority or government instrumentality of, any Sanctioned Country; and (iii) any Person directly or indirectly, individually or in the aggregate, owned fifty percent (50%) or more, or controlled by, or acting for the benefit or on behalf of, one or more Person(s) described in clause (i) or (ii) above.
“Sanctions Laws” means any trade, economic and financial sanctions Laws and trade embargoes administered, enacted or enforced from time to time by (i) the United States (including through the Department of the Treasury’s Office of Foreign Assets Control or the Department of State), (ii) the European Union or any European Union member state, (iii) the United Nations or (iv) the United Kingdom.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Software” means any and all computer programs, including all software implementations of algorithms, models and methodologies, whether in source code (human readable format) or object code (machine readable format) or other format and including executables, libraries and other components thereof, and all documentation, including user manuals and training materials, related to the foregoing.
“Sponsor” means Waldencast Long-Term Capital LLC, a Cayman Islands limited liability company.
“Sponsor Forward Purchase Agreement” has the meaning set forth in the Recitals hereto.
“Sponsor Forward Purchase Investment Amount” has the meaning set forth in the Recitals hereto.
“Sponsor Support Agreement” means that certain Sponsor Support Agreement, dated as of the date hereof, by and among the Sponsor, Acquiror and the Company, as amended or modified from time to time.
“Subscription Agreements” means the Initial Subscription Agreements and the Subsequent Subscription Agreements.
“Subsequent PIPE Investment” means the purchase of shares of Domesticated Acquiror Common Stock pursuant to the Subsequent Subscription Agreements.
“Subsequent Subscription Agreements” means the subscription agreements, if any, executed after the date hereof and on or prior to the Closing Date pursuant to which the Subsequent PIPE Investment will be consummated.
“Subsidiary” means, with respect to any Person, any corporation, company, exempted company, limited liability company, partnership, exempted limited partnership, association, or other business entity of which the first Person: (a) owns, directly or indirectly, more than fifty percent (50%) of the equity securities or equity interests; (b) owns, directly or indirectly, a majority of the total voting power of the equity securities or equity interests entitled to vote in the election of directors, managers or trustees thereof or other Persons performing similar functions; or (c) has a right to appoint fifty percent (50%) or more of the directors or managers.
“Supply Agreement” has the meaning specified in the Recitals hereto.
“Surviving Company” has the meaning specified in Section 2.1(b).
“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.
“Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, governmental charges, duties, levies and other similar charges imposed by a Governmental Authority in the nature of a tax, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto.
“Terminating Acquiror Breach” has the meaning specified in Section 10.1(h).
“Terminating Company Breach” has the meaning specified in Section 10.1(f).
“Third-Party Forward Purchase Agreement” has the meaning specified in the Recitals hereto.
“Third-Party Forward Purchase Investment Amount” has the meaning specified in the Recitals hereto.
“Third-Party FPA Investor” means Beauty Ventures LLC.
“Title IV Plan” has the meaning specified in Section 4.13(c).
“Top Customers” has the meaning specified in Section 4.26(a).
“Top Vendors” has the meaning specified in Section 4.26(a).
“Total Implied Equity Consideration” means a number of shares of Acquiror Common Stock equal to the quotient obtained by dividing (i) the Base Purchase Price plus the Aggregate Company Option Exercise Price by (ii) $10.00.
“Total Implied Milk Cash Consideration Amount” means $140,000,000.00.
“Total Implied Obagi Cash Consideration Amount” means $380,000,000.00.
“Total Transaction Expenses” means the Acquiror Transaction Expenses plus the Company Transaction Expenses plus the Milk Transaction Expenses.
“Transaction Proposals” has the meaning specified in Section 8.2(b) in the definition of Obagi Cash Contribution Reduction Amount.
“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.
“Treasury Share” has the meaning specified in Section 3.1(a).
“Trust Account” has the meaning specified in Section 11.1.
“Trust Agreement” has the meaning specified in Section 5.8.
“Trustee” has the meaning specified in Section 5.8.
“TSA” has the meaning specified in the Recitals hereto.
“Up-C Contributions” has the meaning specified in the Recitals hereto.
“Up-C Transaction” means the formation of Acquiror LP, the Up-C Contributions, and any other additional actions required to collectively structure the Merger and the Milk Transaction as what is commonly referred to as an “Up-C transaction.”
“Up-C Transaction Expenses” has the meaning specified in Section 1.1 in the definition of Acquiror Transaction Expenses.
“Warrant Agreement” means the Warrant Agreement, dated as of March 15, 2021, between Acquiror and Continental Stock Transfer & Trust Company.
“Working Capital Loans” means any loan made to Acquiror by any of the Sponsor, an Affiliate of the Sponsor, or any of Acquiror’s officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with a Business Combination.
“Written Consent” has the meaning specified in Section 8.2(c).

Section 1.2 Construction.
(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation”; and (vi) the word “or” shall be disjunctive but not exclusive.
(b) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.
(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.
(d) All accounting terms used herein in an accounting context and not expressly defined herein shall have the meanings given to them under GAAP.
(e) The term “actual fraud” means, with respect to a party to this Agreement, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article IV or Article V (as applicable), provided, that such actual and intentional fraud of such Person shall only be deemed to exist if any of the individuals included on Section 1.3 of the Company Disclosure Letter (in the case of the Company) or Section 1.3 of the Acquiror Disclosure Letter (in the case of Acquiror) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Person pursuant to, in the case of the Company, Article IV as qualified by the Company Disclosure Letter, or, in the case of Acquiror, Article V as qualified by the Acquiror Disclosure Letter, were actually breached when made, with the express intention that the other party to this Agreement rely thereon to its material detriment and such other party did actually and reasonably rely thereon to its material detriment.
Section 1.3 Knowledge. As used herein, (i) the phrase “to the knowledge” of the Company shall mean the knowledge of the individuals identified on Section 1.3 of the Company Disclosure Letter and (ii) the phrase “to the knowledge” of Acquiror shall mean the knowledge of the individuals identified on Section 1.3 of the Acquiror Disclosure Letter, in each case, as such individuals would have acquired in the exercise of a reasonable inquiry of direct reports.
ARTICLE II.

THE MERGER; CLOSING
Section 2.1 The Merger.
(a) Upon the terms and subject to the conditions set forth in this Agreement, and following the Domestication, Acquiror, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “Constituent Companies”) shall cause Merger Sub to be merged with and into the Company, with the Company being the surviving company in the Merger. The Merger shall be consummated in accordance with this Agreement and shall be evidenced by a plan of merger with respect to the Merger (as so filed, the “Plan of Merger”), executed by the Constituent Companies in accordance with the relevant provisions of the Cayman Act, such Merger to be effective as of the Effective Time.
(b) Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving company of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Company”), shall continue its corporate existence under the Cayman Act, as a direct wholly owned subsidiary of Holdco 2 and an indirect wholly owned subsidiary of Acquiror.
Section 2.2 Effects of the Merger. At and after the Effective Time, the Surviving Company shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Companies, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Companies; and all rights, privileges, powers and franchises of each Constituent Company, and all property, real, personal and mixed, and all debts due to each such Constituent Company, on whatever account, and all choses in action belonging to each Constituent Company, shall become vested in the Surviving Company; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Company as they are of the Constituent Companies; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Companies shall not revert or become in any way impaired by reason of the Merger; but all Liens upon any property of a Constituent Company shall thereafter attach to the Surviving Company and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the Cayman Act.
Section 2.3 Closing; Effective Time.
(a) In accordance with the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place by electronic delivery of documents and release of signatures (by PDF (portable document format) and/or electronic mail), all of which will be deemed to be originals, at a time to be agreed by the Company and Acquiror on the date which is two (2) Business Days after the first date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”
(b) Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, Acquiror, Merger Sub, and the Company shall cause the Plan of Merger to be executed and duly submitted for filing with the Cayman Registrar in accordance with the applicable provisions of the Cayman Act. The Merger shall become effective at the time when the Plan of Merger has been registered by the Cayman Registrar, or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Plan of Merger (the “Effective Time”).
(c) For the avoidance of doubt, the Closing and the Effective Time shall not occur prior to the completion of the Obagi China Distribution and the Domestication.
Section 2.4 Closing Deliverables.
(a) At the Closing, the Company will deliver or cause to be delivered to Acquiror:
(i) a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.2(a), Section 9.2(b) and Section 9.2(c) have been fulfilled;
(ii) the written resignations of all of the directors of the Company (other than those Persons identified as the initial directors of the Surviving Company, in accordance with Section 2.6), effective as of the Effective Time;
(iii) a signed counterpart of the Plan of Merger duly executed by the Company, together with all necessary ancillary documents in respect of the Company required to be filed with the Cayman Registrar with the Plan of Merger, including the Company Board Approval, the Company Shareholder Approval, a declaration of a director of the Company confirming the relevant matters set out in the Cayman Act and a certificate of good standing in respect of the Company;
(iv) the Registration Rights Agreement, duly executed by the parties set forth on Section 2.4(a)(iv) of the Company Disclosure Letter;
(v) the Lock-Up Agreements, duly executed by the Lock-Up Shareholders, in accordance with Section 6.9;
(vi) the Obagi China Distribution Agreement, duly executed by authorized representatives of the Company, Obagi Holdings and Cedarwalk;
(vii) the TSA, duly executed by authorized representatives of Obagi Cosmeceuticals, Obagi Netherlands, Obagi Holdings and Obagi Hong Kong;
(viii) the Supply Agreement, duly executed by authorized representatives of Obagi Cosmeceuticals and Obagi Hong Kong;

(ix) the License Agreement, duly executed by authorized representatives of Obagi Cosmeceuticals, Obagi Holdings and Obagi Hong Kong;
(x) the Obagi License Letter Agreement, duly executed by authorized representatives of Obagi Cosmeceuticals, Obagi Holdings and Cedarwalk;
(xi) the Investor Rights Agreement, duly executed by authorized representatives of Cedarwalk and the guarantor to Cedarwalk’s obligation thereunder;
(xii) subject to the receipt of the Clinactiv Consent, the Clinactiv Distribution Agreement, duly executed by authorized representatives of the Company and Cedarwalk; and
(xiii) a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).
(b) At the Closing, Acquiror will deliver or cause to be delivered to the Company (unless otherwise set forth below):
(i) a signed counterpart of the Plan of Merger duly executed by Merger Sub, together with all necessary ancillary documents in respect of Merger Sub required to be filed with the Cayman Registrar with the Plan of Merger, including the Merger Sub Board Approval, the Merger Sub Shareholder Approval, a declaration of a director of Merger Sub confirming the relevant matters set out in the Cayman Act and a certificate of good standing in respect of Merger Sub;
(ii) to the Exchange Agent, the Aggregate Merger Consideration into which the Company Common Stock has been converted for further distribution to the Company’s shareholders pursuant to Section 3.2;
(iii) a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled;
(iv) the Registration Rights Agreement, duly executed by duly authorized representatives of Acquiror and the Sponsor;
(v) the Obagi China Distribution Agreement, duly executed by Acquiror;
(vi) subject to the receipt of the Clinactiv Consent, the Clinactiv Distribution Agreement, duly executed by Acquiror;
(vii) the Investor Rights Agreement, duly executed by an authorized representative of Acquiror; and
(viii) the written resignations of all of the directors and officers of Acquiror (other than those Persons identified as the initial directors and officers, respectively, of Acquiror after the Effective Time, in accordance with the provisions of Section 2.6 and Section 7.7), effective as of the Effective Time.
(c) On the Closing Date, concurrently with the Effective Time, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds, (i) all accrued and unpaid Acquiror Transaction Expenses (including amounts owed under outstanding Working Capital Loans) as set forth on a written statement to be delivered to the Company not less than two (2) Business Days prior to the Closing Date and (ii) all accrued and unpaid Company Transaction Expenses as set forth on a written statement to be delivered to Acquiror by or on behalf of the Company not less than two (2) Business Days prior to the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing; provided that any Company Transaction Expenses due to current or former employees, independent contractors, officers, or directors of the Company or any of its Subsidiaries shall be paid to the Company for further payment to such employee, independent contractor, officer or director through the Company’s payroll.

(d) Not less than two (2) Business Days prior to the Closing Date, (i) Acquiror shall deliver to the Company a good faith estimate of the expected cash and cash equivalents of Acquiror and each of its Subsidiaries, in each case, as of the Closing and (ii) the Company shall deliver to each of Acquiror and Milk a good faith estimate of the expected cash and cash equivalents of the Company and each of its Subsidiaries, in each case, as of the Closing.
Section 2.5 Governing Documents.
(a) At the Effective Time, the memorandum and articles of association of the Surviving Company as of immediately prior to the Effective Time shall be amended and restated in their entirety to read the same as the memorandum and articles of association of Merger Sub as in effect immediately prior to the Effective Time, except all references to the name of the Merger Sub shall be replaced by the name of the Surviving Company.
(b) The memorandum and articles of association of Acquiror as of immediately prior to the Effective Time (which reflect the terms set forth in Exhibit A (with such changes as may be agreed in writing by Acquiror and the Company) hereto upon effectiveness of the Domestication) shall be the memorandum and articles of association of Acquiror from and after the Effective Time, until thereafter amended as provided therein and under the Jersey Companies Law.
Section 2.6 Directors and Officers.
(a) The (i) officers of Obagi Cosmeceuticals LLC as of immediately prior to the Effective Time shall be the officers of the Surviving Company from and after the Effective Time, and (ii) the directors of Merger Sub as of immediately prior to the Effective Time shall be the directors of the Surviving Company from and after the Effective Time, in each case, each to hold office in accordance with the Governing Documents of the Surviving Company.
(b) The parties shall take all actions necessary to ensure that, from and after the Effective Time, the Persons identified as the initial post-Closing directors and officers of Acquiror in accordance with the provisions of Section 7.7 shall be the directors and officers (and in the case of such officers, holding such positions as are set forth on Section 2.6(b) of the Acquiror Disclosure Letter), respectively, of Acquiror, each to hold office in accordance with the Acquiror Governing Documents.
Section 2.7 Tax Treatment. The parties intend that, for United States federal income tax purposes, the Merger will be treated as a taxable sale/acquisition of the Company’s stock and a “qualified stock purchase” within the meaning of Section 338(d)(3) of the Code (the “Intended Tax Treatment”), and the Company acknowledges that Acquiror may, in its discretion, make an election under Section 338(g) of the Code (and any corresponding elections under state, local or foreign Tax Law) with respect to the stock of the Company and any of its Subsidiaries. The Merger shall be reported by the parties for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Authority. The parties shall cooperate with each other and their respective counsel to document and support the Tax treatment of the transactions contemplated hereby as being consistent with the Intended Tax Treatment.
ARTICLE III.

EFFECTS OF THE MERGER ON THE COMPANY COMMON STOCK AND EQUITY AWARDS
Section 3.1 Conversion of Securities.
(a) At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company Common Stock, each share of Company Common Stock, issued and outstanding immediately prior to the Effective Time (other than (i) any shares of Company Common Stock subject to Company Awards (which shall be subject to Section 3.3) and (ii) any shares of Company Common Stock held in the treasury of the Company, which treasury shares shall be canceled as part of the Merger and shall not constitute Company Common Stock hereunder (each such share, a “Treasury Share”) (clauses (i) and (ii) collectively, the “Excluded Shares”)), shall be surrendered and automatically converted into the right to receive:
(i) an amount in cash equal to the quotient obtained by dividing (A) the Obagi Cash Consideration by (B) the number of Aggregate Fully Diluted Company Common Shares; and

(ii) a number of shares of Domesticated Acquiror Common Stock equal to the quotient obtained by dividing (A) the Obagi Stock Consideration by (B) the number of Aggregate Fully Diluted Company Common Shares.
(b) At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror or Merger Sub, each share of Merger Sub Common Stock shall be converted into and become a validly issued, fully paid and non-assessable share in the capital of the Surviving Company of par value $0.50, which together shall constitute the only outstanding shares of the Surviving Company.
(c) Notwithstanding anything in this Agreement to the contrary, no fractional shares of Acquiror Common Stock shall be issued in the Merger, with any fractional shares rounded down to the nearest whole share.
Section 3.2 Exchange Procedures.
(a) Prior to the Closing, Acquiror shall appoint an exchange agent (the “Exchange Agent”) to act as the agent for the purpose of paying the Aggregate Merger Consideration to the Company’s shareholders. At or prior to the Effective Time, Acquiror shall deposit with the Exchange Agent (i) the number of shares of Acquiror Common Stock equal to the Obagi Stock Consideration to be paid in shares of Acquiror Common Stock and (ii) a cash amount in immediately available funds equal to the Obagi Cash Consideration.
(b) Reasonably promptly after the Effective Time, Acquiror shall send or shall cause the Exchange Agent to send, to each record holder of shares of Company Common Stock as of immediately prior to the Effective Time, whose Company Common Stock was converted pursuant to Section 3.1(a), as applicable, into the right to receive a portion of the Aggregate Merger Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each share to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as Acquiror may reasonably specify) for use in such exchange (each, a “Letter of Transmittal”).
(c) Each holder of shares of Company Common Stock that have been converted into the right to receive a portion of the Aggregate Merger Consideration, pursuant to Section 3.1(a), as applicable, shall be entitled to receive such portion of the Aggregate Merger Consideration, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), together with a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the transfer of any share.
Promptly following the date that is one (1) year after the Effective Time, Acquiror may instruct the Exchange Agent to deliver to Acquiror all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Aggregate Merger Consideration that remains unclaimed shall be returned to Acquiror, and any Person that was a holder of shares of Company Common Stock as of immediately prior to the Effective Time that has not exchanged such shares of Company Common Stock for an applicable portion of the Aggregate Merger Consideration in accordance with this Section 3.2 prior to the date that is one (1) year after the Effective Time, may transfer such shares of Company Common Stock to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly deliver, such applicable portion of the Aggregate Merger Consideration without any interest thereupon. None of Acquiror, Merger Sub, the Company, the Surviving Company or the Exchange Agent shall be liable to any Person in respect of any of the Aggregate Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such shares shall not have not been transferred immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.
Section 3.3 Treatment of Company Awards.
(a) As of the Effective Time, each Company Option (or portion thereof) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be assumed by Acquiror and converted automatically at the Effective Time into an option to purchase shares of Domesticated Acquiror Common Stock upon substantially the same terms and conditions as are in effect with respect to such Company Option immediately prior to the Effective Time, including with respect to vesting and termination-related provisions

(each, an “Acquiror Option”), except that (i) such Acquiror Option shall relate to that whole number of shares of Domesticated Acquiror Common Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time, multiplied by the Exchange Ratio, and (ii) the exercise price per share for each such Acquiror Option shall be equal to the exercise price per share of such Company Option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent); provided, however, that the conversion of the Company Options will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code. Prior to the Effective Time, each Company Option that is then outstanding with an exercise price that is equal to or greater than the Per Share Merger Consideration shall be cancelled without consideration therefor.
(b) As of the Effective Time, each Company RSU (or portion thereof) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be assumed by Acquiror and converted automatically at the Effective Time into a restricted stock unit in respect of shares of Domesticated Acquiror Common Stock upon substantially the same terms and conditions as are in effect with respect to such Company RSU immediately prior to the Effective Time, including with respect to vesting and termination-related provisions (each, an “Acquiror RSU”), except that such Acquiror RSU shall relate to that whole number of shares of Domesticated Acquiror Common Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time, multiplied by the Exchange Ratio.
(c) Prior to the Effective Time, the Company shall take all actions necessary or appropriate to effect the treatment of Company Awards pursuant to Section 3.2 or this Section 3.3, including, as applicable, adopting resolutions and obtaining consents or acknowledgments from any holders thereof. At the Effective Time, Acquiror shall assume the Company Stock Plan and shall assume all the obligations of the Company under the Company Stock Plan, and the number and kind of shares available for issuance under the Company Stock Plan shall be adjusted to reflect shares of Acquiror Common Stock.
Section 3.4 Payments. Any payment made to Acquiror pursuant to this Agreement shall be treated to the extent lawful as a reduction to the Obagi Cash Consideration or Obagi Stock Consideration. Notwithstanding any other provision to this Agreement, Acquiror and the Company and their respective Affiliates and representatives, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement any such Taxes as may be required to be deducted and withheld from such amounts under the Code or any other applicable Law (as reasonably determined by the party so deducting or withholding; provided, that the party so deducting or withholding shall use commercially reasonable efforts to provide the Company with at least ten (10) days prior written notice of any amounts Acquiror intends to deduct or withhold (other than deduction or withholding on amounts properly treated as compensation for Tax purposes) in connection with any payment pursuant to this Agreement and will reasonably cooperate with the Company to reduce or eliminate any applicable withholding). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be (i) timely remitted to the appropriate Governmental Authority and (ii) treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except (i) as set forth in the disclosure letter delivered to Acquiror and Merger Sub by the Company on the date of this Agreement (the “Company Disclosure Letter”) (subject to Section 11.9), and (ii) as otherwise contemplated by the Pre-Closing Restructuring, in each case, the Company represents and warrants to Acquiror and Merger Sub as follows:
Section 4.1 Company Organization. The Company has been incorporated as an exempted company with limited liability under the laws of the Cayman Islands and is validly existing and in good standing under the laws of the Cayman Islands, and has the requisite company or corporate power, as applicable, and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. True, correct and complete copies of the Governing Documents of the Company, as amended to the date of this Agreement, have been made available to Acquiror by or on behalf of the Company. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.2 Subsidiaries. A complete list of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, as applicable, is set forth on Section 4.2 of the Company Disclosure Letter. The Subsidiaries of the Company have been duly formed or organized and are validly existing under the Laws of their jurisdiction of incorporation or organization and have the requisite power and authority to own, lease or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted. True, correct and complete copies of the Governing Documents of the Company’s Subsidiaries, in each case, as amended to the date of this Agreement, have been previously made available to Acquiror by or on behalf of the Company. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.3 Due Authorization.
(a) Other than the Company Shareholder Approval, the Company has all requisite company or corporate power, as applicable, and authority to execute and deliver this Agreement and the other documents to which it is a party contemplated hereby and (subject to the approvals described in Section 4.5) to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder. The Company Shareholder Approval is the only approval by the Company’s shareholders necessary in connection with the consummation of the Merger under applicable Law (including the Cayman Act) and the Company’s Governing Documents. The execution and delivery of this Agreement and the other documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Board of Directors of the Company, and no other company or corporate proceeding on the part of the Company is necessary to authorize this Agreement and the other documents to which the Company is a party contemplated hereby. This Agreement has been, and on or prior to the Closing, the other documents to which the Company is a party contemplated hereby will be, duly and validly executed and delivered by the Company and this Agreement constitutes, and on or prior to the Closing, the other documents to which the Company is a party contemplated hereby will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
(b) On or prior to the date of this Agreement, the Board of Directors of the Company has duly adopted resolutions (i) determining that this Agreement and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby are advisable and fair to, and in the best interests of, the Company and its shareholders, as applicable, and (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby. No corporate action is required on the part of the Company or any of its shareholders to enter into this Agreement or the documents to which the Company is a party contemplated hereby or to approve the Merger other than the Company Shareholder Approval.
Section 4.4 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5 and except as set forth on Section 4.4 of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under the Governing Documents of the Company, (b) violate or conflict with any provision of, or result in the breach of, or default under any Law, Governmental Order or material Permit applicable to the Company or any of the Company’s Subsidiaries, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract of the type described in Section 4.12(a) to which the Company or any of the Company’s Subsidiaries is a party or by which the Company or any of the Company’s

Subsidiaries may be bound, or terminate or result in the termination of any such contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.5 Governmental Authorities; Consents. Assuming the true and completeness of the representations and warranties of Acquiror contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Authorization”) is required on the part of the Company or its Subsidiaries with respect to the Company’s execution or delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act, (ii) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to perform or comply with on a timely basis any material obligation of the Company under this Agreement or to consummate the transactions contemplated hereby, and (iii) the filing of the Plan of Merger and the requisite ancillary documents in accordance with the Cayman Act.
Section 4.6 Capitalization of the Company.
(a) As of the date of this Agreement, the authorized share capital of the Company consists of 25,000,000 shares of Company Common Stock. 8,000,002 shares of Company Common Stock are issued and outstanding, and there are no other authorized equity interests of the Company that are issued and outstanding. All of the issued and outstanding shares of Company Common Stock (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (x) the Governing Documents of the Company and (y) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) are free and clear of any Liens.
(b) Except as otherwise set forth on Section 4.6(b) of the Company Disclosure Letter, the Company has not granted any outstanding subscriptions, options, stock appreciation rights, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for shares of Company Common Stock, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of the Company or the value of which is determined by reference to shares or other equity interests of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any shares of Company Common Stock.
(c) As of the date of this Agreement, (i) Company Options to purchase 800,000 shares of Company Common Stock are outstanding and (ii) Company RSUs relating to 243,307 shares of Company Common Stock are outstanding. The Company has provided to Acquiror, prior to the date of this Agreement, a true and complete list of each individual who, as of the date of this Agreement, holds a Company Award, including the type of Company Award, the number of shares of Company Common Stock subject thereto, vesting schedule and, if applicable, the exercise price and expiration date thereof. All Company Awards are evidenced by award agreements in substantially the forms previously made available to Acquiror, and no Company Award is subject to terms that are materially different from those set forth in such forms. Each Company Award was validly issued and properly approved by the Board of Directors of the Company (or appropriate committee thereof). No Company Option was granted with an exercise price per share that was less than the fair market value of a share of Company Common Stock on the grant date as determined in accordance with Section 409A of the Code.

(d) Except for the Existing Credit Agreement and as set forth in Section 4.6(d) of the Company Disclosure Letter, the Company and its Subsidiaries have no outstanding indebtedness for borrowed money (or guarantee thereof) nor do they have any commitment or obligation to incur or guarantee any such indebtedness for borrowed money. There are no off balance sheet financing arrangements to which the Company and its Subsidiaries is a party.
Section 4.7 Capitalization of Subsidiaries.
(a) The outstanding shares of capital stock or equity interests of the Company’s Subsidiaries, the record and beneficial ownership with respect thereto is set forth on Section 4.7(a) of the Company Disclosure Letter, (i) have been duly authorized and validly issued, and, to the extent applicable, are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the issuing Subsidiary, and (2) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of each such Subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound; and (iv) are free and clear of any Liens.
(b) Except as set forth on Section 4.7(b) of the Company Disclosure Letter, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) exercisable or exchangeable for any capital stock of such Subsidiaries, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of such Subsidiaries or the value of which is determined by reference to shares or other equity interests of the Subsidiaries, and there are no voting trusts, proxies or agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.
(c) Since formation, Clinactiv and its Subsidiaries have not engaged in and are not currently engaging in, any business activities, have not had and do not currently have any assets or liabilities and have not generated and are not currently generating any revenue.
Section 4.8 Financial Statements.
(a) Attached as Section 4.8(a) of the Company Disclosure Letter are the following:
(i) true and complete copies of the audited consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, and changes in shareholder’s equity and cash flows of the Company and its Subsidiaries (including all notes thereto) as of and for the years ended December 31, 2020 and December 31, 2019, together with the auditor’s reports thereon (and together with the FY 2021 Financial Statements and FY 2020 and 2019 Financial Statements, when delivered pursuant to Section 6.4, the “Audited Financial Statements”);
(ii) true and complete copies of the auditor reviewed consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows of the Company and its Subsidiaries (including all notes thereto) as of and for the nine-months period ended September 30, 2021 (the “Interim Financial Statements”); and
(iii) true and complete copies of the consolidated statements of income of Obagi Hong Kong and its Subsidiaries as of and for the year ended December 31, 2020, and for the nine months period ended September 30, 2021 (the “Obagi China Income Statements”).
(b) Except as set forth on Section 4.8(b) of the Company Disclosure Letter, the Audited Financial Statements, the Interim Financial Statements, and, when delivered pursuant to Section 6.4, the PCAOB Financial Statements (i) fairly present in all material respects the consolidated balance sheets of the Company and its Subsidiaries, as at the respective dates thereof, and the consolidated statements of operations and comprehensive loss, shareholder’s equity and cash flows for the respective periods then ended (subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of the Interim Financial Statements, the absence of footnotes or the inclusion of limited footnotes), (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its Subsidiaries and (iv) solely with respect to the PCAOB Financial Statements, when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 6.4, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.
(c) The Obagi China Income Statements represent the direct local cost of the Company for Obagi Hong Kong and its Subsidiaries and revenue associated with the customers of Obagi Hong Kong and its Subsidiaries, reported in accordance with GAAP. The Obagi China Income Statements were prepared by the Company from source documentation subject to the controls and procedures related to the Company’s accounting systems, accounting principles and internal controls. The books, records and other financial reports used as source documentation for the Obagi China Income Statements formed part of the Company’s financial statements set forth in Section 4.8(a) for the fiscal year ended December 31, 2020.
(d) Neither the Company, its Subsidiaries (including, to the knowledge of the Company, any employee thereof) nor any independent auditor of the Company or its Subsidiaries has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company or its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company’s or its Subsidiaries’ management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any claim, complaint, investigation or allegation regarding any of the foregoing.
(e) Except as set forth in Section 4.8(e) of the Company Disclosure Letter, the Company and each of its Subsidiaries make and keep accurate books and records and maintain a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) reconciliations of physical assets to records are performed on a routine basis at reasonable intervals, and adjusted for any differences.
Section 4.9 No Undisclosed Liabilities. Except as set forth on Section 4.9 of the Company Disclosure Letter, there is no other liability, debt (including Indebtedness, guarantees of any Indebtedness or obligation to incur any debt or guarantee) or obligation of, or claim or judgment against, the Company or any of the Company’s Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of the operation of business, consistent with past practice, of the Company and its Subsidiaries, none of which are or would reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries taken as a whole or (c) that will be discharged or paid off prior to or at the Closing.
Section 4.10 Litigation and Proceedings. Except as set forth on Section 4.10 of the Company Disclosure Letter, as of the date of this Agreement (a) there are no pending or, to the knowledge of the Company, threatened in writing, lawsuits, actions, suits, judgments, claims, proceedings or any other Actions (including any investigations or inquiries of any nature, civil, criminal, regulatory or otherwise, initiated, pending or, to the knowledge of the Company, threatened in writing by any Governmental Authority), or other proceedings at law or in equity (collectively, “Legal Proceedings”) against or involving the Company or any of the Company’s Subsidiaries or their respective properties or assets, and (b) there is no outstanding Governmental Order imposed upon the Company or any of the Company’s Subsidiaries; nor are any properties or assets of the Company or any of the Company’s Subsidiaries’ respective businesses bound or subject to any Governmental Order, except, in each case, as would not be, and would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole.
Section 4.11 Legal Compliance.
(a) Each of the Company and its Subsidiaries are, and at all times for the past three (3) years, have been, in compliance with all applicable Laws, except where such violation has not been and would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole.

(b) For the past three (3) years, none of the Company or any of its Subsidiaries has received any written notice of, or been charged with, the violation of any Laws, except where such violation has not been and would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole.
Section 4.12 Contracts; No Defaults.
(a) Section 4.12(a) of the Company Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xvi) below to which, as of the date of this Agreement, the Company or any of the Company’s Subsidiaries is a party or by which they or any of their property or assets are bound, other than a Company Benefit Plan. True, correct and complete copies of the Contracts listed on Section 4.12(a) of the Company Disclosure Letter have previously been delivered to or made available to Acquiror or its agents or representatives, together with all amendments thereto.
(i) Any Contract with any of the Top Vendors or Top Customers;
(ii) Each note, debenture, other evidence of Indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by the Company or any of the Company’s Subsidiaries, including any agreement or commitment for future loans, credit or financing, in each case, in excess of $2,500,000.00;
(iii) Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries in the last three (3) years, in each case, involving payments in excess of $1,500,000.00 other than Contracts (A) in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing, (B) dispositions of obsolete assets in the ordinary course consistent with past practice or (C) between the Company and its Subsidiaries;
(iv) Each lease, rental or occupancy agreement, installment and conditional sale agreement, and other Contract that (i) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property, and (ii) involves aggregate payments in excess of $1,000,000.00 in any calendar year for agreements related to personal property;
(v) Each Contract involving the formation of a (A) joint venture, (B) partnership, or (C) limited liability company (except for the Subsidiaries of the Company listed on Section 4.2 of the Company Disclosure Letter);
(vi) Contracts (other than offer letters, employment agreements, bonus agreements, severance agreements, separation agreements, employee non-competition agreements, employee confidentiality and invention assignment agreements, non-competition agreements, bonus agreements, separation agreements, severance agreements, or other agreement entered into in the ordinary course or equity or incentive equity documents and Governing Documents) between the Company and its Subsidiaries, on the one hand, and Affiliates of the Company or any of the Company’s Subsidiaries (other than the Company or any of the Company’s Subsidiaries (other than Obagi Hong Kong, Clinactiv or any of their respective Subsidiaries), the officers and managers (or equivalents) of the Company or any of the Company’s Subsidiaries, the shareholders of the Company or any of the Company’s Subsidiaries, any employee of the Company or any of the Company’s Subsidiaries, a member of the immediate family of the foregoing Persons, or Obagi Hong Kong, Clinactiv or any of their respective Subsidiaries) (each a “Related Party”), on the other hand (collectively, “Affiliate Agreements”);
(vii) Contracts with each current officer, manager, director or current employee or worker of or consultant to the Company or its Subsidiaries that provide annual base compensation, on an individual basis, (excluding bonus and other benefits) in excess of $150,000.00;
(viii) Contracts with any employee or consultant of the Company or any of the Company’s Subsidiaries that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the transactions contemplated hereby;
(ix) Contracts containing covenants of the Company or any of the Company’s Subsidiaries or Affiliates (A) prohibiting or limiting the right of the Company or any of the Company’s Subsidiaries or

Affiliates to engage in or compete with any Person in any line of business in any material respect or (B) prohibiting or restricting the Company’s and its Subsidiaries’ or Affiliates’ ability to conduct their business with any Person in any geographic area in any material respect;
(x) Any collective bargaining (or similar) agreement or Contract between the Company or any of the Company’s Subsidiaries, on the one hand, and any labor union, works council or other body representing employees of the Company or any of the Company’s Subsidiaries, on the other hand;
(xi) Each material Contract, including license agreements, coexistence agreements, and agreements with covenants not to sue (but not including non-disclosure agreements and incidental trademark licenses incident to marketing, printing or advertising contracts) pursuant to which the Company or any of the Company’s Subsidiaries (A) grants to a third Person the right to use or register any material Intellectual Property of the Company and its Subsidiaries (“Outbound License Agreements”) or (B) is granted by a third Person the right to use or register Intellectual Property that is material to the business of the Company and its Subsidiaries (other than non-exclusive, “clickwrap” licenses, non-exclusive licenses granted in the ordinary course of business or licenses to commercially available off-the-shelf Software);
(xii) Each Contract requiring capital expenditures by the Company or any of the Company’s Subsidiaries after the date of this Agreement in an amount in excess of $1,000,000.00 in any calendar year;
(xiii) Any Contract that (A) grants to any third Person any “most favored nation rights” or (B) grants to any third Person price guarantees for a period greater than one year from the date of this Agreement;
(xiv) Contracts granting to any Person (other than the Company or its Subsidiaries, except for Obagi Hong Kong, Clinactiv and their respective Subsidiaries) a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests in the Company or any of the Company’s Subsidiaries;
(xv) Any Contract (A) obligating the Company to purchase or otherwise obtain any product or service exclusively from a third-party, (B) establishing an exclusive sale or purchase obligation of the Company with respect to any product or geographic area, (C) granting any third party the exclusive right to develop, market, sell or distribute any of the Company’s products or services, solely in the case of clause (C), involving a payment to a third party, or the receipt of funds by the Company or any of its Subsidiaries, in each case, in excess of $500,000.00 per year or (D) containing covenants obligating the Company not to solicit customers or employees; and
(xvi) Any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xv) of this Section 4.12(a).
(b) Except for any Contract that will automatically terminate upon the expiration of the stated term thereof prior to the Closing Date, all of the Contracts listed pursuant to Section 4.12(a) of the Company Disclosure Letter are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or the Subsidiary of the Company that is a party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of such breach or default or failure to perform would not be, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (x) the Company and its Subsidiaries have performed in all respects all respective obligations required to be performed by them to date under such Contracts listed pursuant to Section 4.12(a) and neither the Company, the Company’s Subsidiaries, nor, to the knowledge of the Company, any other party thereto is in breach of or default under any such Contract, (y) during the last twelve (12) months, neither the Company nor any of its Subsidiaries has received any written claim or written notice of termination or breach of or default under any such Contract, and (z) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract by the Company or its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).
Section 4.13 Company Benefit Plans.
(a) Section 4.13(a) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of each material Company Benefit Plan. “Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and any other plan, policy, program or agreement (including any employment, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, retention, supplemental retirement, change in control or similar plan, policy, program or agreement) providing compensation or other benefits to any current or former director, officer, individual consultant, worker or employee, which are maintained, sponsored or contributed to by the Company or any of the Company’s Subsidiaries, or to which the Company or any of the Company’s Subsidiaries is a party or has or may have any liability, and in each case whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded, but excluding in each case any statutory plan, program or arrangement that is required under applicable law and maintained by any Governmental Authority. The Company has delivered to Acquiror, to the extent applicable, true, complete and correct copies of (A) each Company Benefit Plan (or, if not written a written summary of its material terms), including all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (B) the most recent summary plan descriptions, including any summary of material modifications (C) the most recent annual reports (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (D) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, and (E) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter.
(b) (i) Each Company Benefit Plan has been operated and administered in all material respects in compliance with its terms and all applicable Laws, including ERISA and the Code; (ii) all material contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all material obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company’s financial statements to the extent required by GAAP; (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan; (iv) to the knowledge of the Company, there has not been any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan; and (v) neither the Company nor, to the knowledge of the Company, any other “fiduciary” (as defined in Section 3(21) of ERISA) has any material liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Benefit Plan.
(c) No Company Benefit Plan is a multiemployer plan (as defined in Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or is subject to Title IV of ERISA (a “Title IV Plan”) and neither the Company nor any ERISA Affiliate has sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under, a Multiemployer Plan or Title IV Plan at any time within the previous four (4) years. Neither the Company nor any ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA that has not been fully satisfied.
(d) With respect to the Company Benefit Plans, no material actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such material actions, suits or claims.
(e) No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” or (iii) benefits the full cost of which is borne by the current or former employee (or his or her beneficiary). No condition exists that would prevent the Company or any Subsidiary of the Company from amending or terminating any Company Benefit Plan providing health or medical benefits in respect of any active employee of the Company or any Subsidiary of the Company (other than in accordance with the applicable Company Benefit Plan).
(f) The consummation of the transactions contemplated hereby will not, either alone or in combination with another event (such as an employment termination following the consummation of the transactions contemplated hereby), (i) entitle any current or former employee, officer or other individual service provider of the Company or any Subsidiary of the Company to any severance pay or any other compensation payable by the Company or any Subsidiary of the Company, except as expressly provided in this Agreement or (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due any such employee, officer or other individual service provider by the Company or a Subsidiary of the Company.
(g) The consummation of the transactions contemplated hereby will not, either alone or in combination with another event (such as an employment termination following the consummation of the transactions contemplated hereby), result in any “excess parachute payment” under Section 280G of the Code. No Company Benefit Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.
(h) Each Company Benefit Plan that constitutes in whole or in part a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code complies with, and is administered in compliance with, Section 409A of the Code and the final regulations and other IRS guidance promulgated and in effect under Section 409A of the Code, in all material respects.
(i) With respect to each Company Benefit Plan established or maintained outside of the United States primarily for benefit of employees of the Company or any of its Subsidiaries residing outside the United States (a “Foreign Benefit Plan”), except as would not, and would not reasonably be expected to, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole: (i) all employer and employee contributions to each Foreign Benefit Plan required by law or by the terms of such Foreign Benefit Plan have been made, or, if applicable, accrued, in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Foreign Benefit Plan, the liability of each insurer for any Foreign Benefit Plan funded through insurance or the book reserve established for any Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Benefit Plan and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; and (iii) each Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities. Section 4.13(a) of the Company Disclosure Letter separately identifies each Foreign Benefit Plan.
Section 4.14 Labor Relations; Employees.
(a) Except as set forth on Section 4.14(a) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, works council agreement, or any similar agreement, no such agreement is being negotiated by the Company or any of the Company’s Subsidiaries, and no labor union, labor organization, works council or any other employee representative body has requested or, to the knowledge of the Company, has sought to represent any of the employees of the Company or its Subsidiaries. To the knowledge of the Company, there has been no labor organization activity involving any employees of the Company or any of its Subsidiaries. In the past three (3) years, there has been no actual or, to the knowledge of the Company, threatened strike, slowdown, work stoppage, lockout or other material labor dispute against or affecting the Company or any Subsidiary of the Company.
(b) Each of the Company and its Subsidiaries are, and have been for the past three (3) years, in compliance in all material respects with all applicable Laws respecting labor and employment including, but not limited to, all Laws respecting terms and conditions of employment, health and safety, wages and hours, holiday pay and the calculation of holiday pay, working time, employee classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor and worker status), child labor, immigration, background checks, employment discrimination, harassment, retaliation, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs, affirmative action, pay equity, workers’ compensation, labor relations, employee leave issues and unemployment insurance.
(c) In the past three (3) years, the Company and its Subsidiaries have not received (i) notice of any material unfair labor practice charge or complaint pending or threatened before the National Labor Relations Board or any other Governmental Authority against them, (ii) notice of any material grievances or Actions arising out of any collective bargaining agreement, works council agreement, or any similar agreement or any other grievances or Actions against them, (iii) notice of any material Action with respect to or relating to them pending before the Equal Employment Opportunity Commission, California Department of Fair Employment and Housing or any other Governmental Authority responsible for the prevention of unlawful employment practices, (iv) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (v) notice of any material Action pending or threatened in any forum by or on behalf of any present or former employee, worker or independent contractor of such entities, any applicant for employment or classes of the foregoing.
(d) To the knowledge of the Company, no employee of the Company or its Subsidiaries with an annual base salary in excess of $205,000.00 intends to terminate his or her employment.
(e) To the knowledge of the Company, no current or former employee, worker or independent contractor of the Company or any of its Subsidiaries is in material violation of (i) any restrictive covenant, nondisclosure obligation or fiduciary duty to the Company or any of the Company’s Subsidiaries or (ii) any restrictive covenant or nondisclosure obligation to a former employer or engager of any such individual relating to (A) the right of any such individual to work for or provide services to the Company or any of the Company’s Subsidiaries’ or (B) the knowledge or use of trade secrets or proprietary information.
(f) Neither the Company nor any of its Subsidiaries is party to a settlement agreement with a current or former director, officer, employee or independent contractor of the Company or any of the Company’s Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct, discrimination or retaliation by either (i) a director or an officer of the Company or any of the Company’s Subsidiaries or (ii) an employee of the Company or any of the Company’s Subsidiaries at the level of Sr. Manager or above. To the knowledge of the Company, in the last four (4) years, no allegations of sexual harassment, sexual misconduct, discrimination or retaliation have been made against (i) a director or an officer of the Company or any of the Company’s Subsidiaries or (ii) an employee of the Company or any of the Company’s Subsidiaries at the level of Sr. Manager or above in each case, in their capacity as such.
(g) (i) In the past three (3) years, the Company and its Subsidiaries have not engaged in layoffs, furloughs or employment terminations sufficient to trigger application of the Worker Adjustment and Retraining Notification Act or any similar state or local law relating to group terminations and (ii) the Company, taken as a whole with its Subsidiaries, employs or otherwise engages the Persons sufficient to operate the business of the Company and its Subsidiaries as currently conducted.
Section 4.15 Taxes.
(a) All income and other material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.
(b) The Company and its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and otherwise complied in all material respects with all applicable withholding and related reporting requirements with respect to Taxes.
(c) There are no Liens for any material Taxes (other than Permitted Liens) upon the property or assets of the Company or any of its Subsidiaries.
(d) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries that remains unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.
(e) There are no ongoing or pending Legal Proceedings with respect to any material Taxes of the Company or any of its Subsidiaries and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
(g) Neither the Company nor any of its Subsidiaries is a party to any material Tax indemnification or Tax sharing or similar agreement (other than any such agreement solely between the Company and its existing Subsidiaries and customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes).
(h) Neither the Company nor any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.
(i) Neither the Company nor any of its Subsidiaries (i) is liable for material Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for United States federal, state or local income Tax purposes, other than a group the common parent of which was or is the Company.
(j) No written claim has been made by any Governmental Authority within the last thirty-six (36) months where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.
(k) Neither the Company nor any of its Subsidiaries has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization.
(l) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(m) Neither the Company nor any of its Subsidiaries is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(ii) of the Code.
(n) Neither the Company nor any of its Subsidiaries will be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, excess loss account, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made on or prior to the Closing Date outside the ordinary course of business, (ii) prepaid amount received or deferred revenue recognized on or prior to the Closing Date outside the ordinary course of business, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date, or (v) by reason of Section 965(a) of the Code or election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign Law), and to the knowledge of the Company, the IRS has not proposed any such adjustment or change in accounting method.
(o) Neither the Company nor any of its Subsidiaries has deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the Coronavirus Aid, Relief, and Economic Security Act of 2020 (the “CARES Act”), failed to properly comply in all material respects with and duly account for all credits received under Sections 7001 through 7005 of the Families First Coronavirus Response Act and Section 2301 of the CARES Act, or sought, or intends to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Ct (15 U.S.C. § 636(a)).
(p) Neither the Company nor any of its Subsidiaries is or will be subject to any material Tax as a result of the Pre-Closing Restructuring.
Section 4.16 Insurance. Section 4.16 of the Company Disclosure Letter contains a list of, as of the date hereof, all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of the Company’s Subsidiaries as of the date of this Agreement. True, correct and complete copies of such insurance policies as in effect as of the date hereof (or, to the extent that policies are not available, binders) have previously been made available to Acquiror. All such policies are in full force and effect, all premiums due thereon have been paid in full, the limits of each such policy are fully in place without any erosion, and no notice of cancellation or termination has been received by the Company or any of the Company’s Subsidiaries with respect to any such policy. To the knowledge of the Company, during the last twelve (12) months, the Company and its Subsidiaries have complied with all terms and conditions of such insurance policies, including by providing due, proper and timely notice of any material claims and occurrences covered or potentially covered thereunder. Except as disclosed on Section 4.16 of the Company Disclosure Letter, no insurer has denied or disputed coverage of any material insurance claim under an insurance policy during the last twelve (12) months.
Section 4.17 Permits. Except as would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole: (a) the Company and its Subsidiaries hold, and maintain, all of the Permits reasonably required to permit the Company and its Subsidiaries to acquire, own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted; (b) each material Permit held by the Company or any of the Company’s Subsidiaries is valid, binding and in full force and effect; (c) neither the Company nor any of its Subsidiaries (i) is in default or violation (and to the knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) of any term, condition or provision of any material Permit to which it is a party, (ii) is or, during the past three (3) years, has been the subject of any pending or to the knowledge of the Company, threatened Action by a Governmental Authority seeking the revocation, suspension, termination, modification, non-renewal or impairment of any material Permit; or (iii) has received during the past three (3) years any written notice that any Governmental Authority that has issued any material Permit intends to cancel, suspend, modify, terminate, or not renew any such material Permit, except to the extent such material Permit may be amended, replaced, or reissued as a result of and as necessary to reflect the transactions contemplated hereby, or as otherwise disclosed in Section 4.4 of the Company Disclosure Letter, provided such amendment, replacement, or reissuance does not materially adversely affect the continuous conduct of the business of the Company and its Subsidiaries as currently conducted from and after Closing. Section 4.17 of the Company Disclosure Letter sets forth a true, correct and complete list of material Permits held by the Company or its Subsidiaries.
Section 4.18 Equipment and Other Tangible Property. The Company or one of its Subsidiaries owns and has good title to, and has the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens. All material personal property and leased personal property assets of the Company and its Subsidiaries are structurally sound and in good operating condition and repair (ordinary wear and tear expected) and are suitable for their present use.
Section 4.19 Real Property.
(a) Section 4.19 of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Leased Real Property and all Real Property Leases (as hereinafter defined) pertaining to such Leased Real Property. With respect to each parcel of Leased Real Property:
(i)  The Company or one of its Subsidiaries holds a good and valid leasehold estate in, and enjoys peaceful and undisturbed possession of, such Leased Real Property, free and clear of all Liens, except for Permitted Liens.
(ii)  The Company’s and its Subsidiaries’, as applicable, possession and quiet enjoyment of the Leased Real Property under such Real Property Leases has not been materially disturbed.
(iii)  The Company and its Subsidiaries have delivered to Acquiror true, correct and complete copies of all material leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in and to the Leased Real Property by or to the Company and its Subsidiaries, including all amendments, terminations and modifications thereof (collectively, the “Real Property Leases”), and none of such Real Property Leases have been modified in any material respect, except to the extent that such modifications have been disclosed by the copies delivered to Acquiror.

(iv)  The Company and its Subsidiaries are in material compliance with all Real Property Leases and all Liens, encumbrances, easements, restrictions, and other matters of record affecting the Leased Real Property, and neither the Company nor any of the Company’s Subsidiaries has received any notice alleging any default or breach under any of such Real Property Leases, Liens, encumbrances, easements, restrictions, or other matters and, to the knowledge of the Company, no default or breach, nor any event that with notice or the passage of time would result in a default or breach, by any other contracting parties has occurred thereunder. The Company’s and its Subsidiaries’, as applicable, possession and quiet enjoyment of the Leased Real Property under such Real Property Leases has not been materially disturbed, and to the knowledge of the Company, there are no material disputes with respect to such Real Property Leases.
(v)  As of the date of this Agreement, no party, other than the Company or its Subsidiaries, has any right to use or occupy the Leased Real Property or any portion thereof.
(vi)  Neither the Company nor any of its Subsidiaries have received written notice of any current condemnation proceeding or proposed similar Action or agreement for taking in lieu of condemnation with respect to any portion of the Leased Real Property.
(b) None of the Company or any of its Subsidiaries owns any land (“Owned Land”).
Section 4.20 Intellectual Property.
(a) Section 4.20(a)(i) of the Company Disclosure Letter sets forth a true and complete list of each item of Company Intellectual Property that is registered and applied-for with a Governmental Authority, whether applied for or registered in the United States or internationally (“Company Registered Intellectual Property”). The Company or one of its Subsidiaries is the sole and exclusive beneficial and record owner of all of the items of Company Registered Intellectual Property, free and clear of all Liens (other than Permitted Liens and Outbound License Agreements), and all such Company Registered Intellectual Property is subsisting and, excluding any pending applications included in the Company Registered Intellectual Property, is, to the knowledge of the Company, valid and enforceable. Except as set forth on Section 4.20(a)(ii) of the Company Disclosure Letter, the Company or one of its Subsidiaries owns, free and clear of all Liens (other than Permitted Liens and the Outbound License Agreements), or has a valid right to use, all Intellectual Property reasonably necessary for the conduct of the business of the Company and its Subsidiaries in substantially the same manner as such business has been operated during the twelve (12) months prior to the date hereof.
(b) To the knowledge of the Company, the Company and its Subsidiaries have not within the previous three (3) years infringed upon, misappropriated or otherwise violated in any material respect any Intellectual Property of any third Person, and there is no Action pending to which the Company or any of the Company’s Subsidiaries is a named party, or to the knowledge of the Company, that is threatened in writing, alleging the Company’s or its Subsidiaries’ infringement, misappropriation or other violation of any Intellectual Property of any third Person.
(c) To the knowledge of the Company as of the date of this Agreement, (i) no Person is infringing upon, misappropriating or otherwise violating any Company Intellectual Property in any material respect, and (ii) except as set forth on Section 4.20(c) of the Company Disclosure Letter, the Company and its Subsidiaries have not sent to any Person within the three (3) years preceding the date of this Agreement any written notice, charge, complaint, claim or other written assertion against such third Person claiming infringement or violation by or misappropriation of any Company Intellectual Property.
(d) The Company and its Subsidiaries take and have taken for the previous three (3) years commercially reasonable measures to protect the confidentiality of trade secrets included in the Company Intellectual Property, including requiring all Persons having access thereto to execute written non-disclosure agreements or otherwise be bound by other commercially reasonable confidentiality obligations. To the knowledge of the Company, there has not been any unauthorized disclosure of or unauthorized access to any trade secrets or confidential information of the Company or any of the Company’s Subsidiaries to or by any Person in a manner that has resulted or may reasonably be expected to result in the misappropriation of, or loss of trade secret or other rights in and to such information.

(e) Except with respect to the (i) Nu-Cil™ Eyelash Enhancing Serum, (ii) Skintrinsiq™ device, (iii) SUZANOBAGI line and (iv) Obagi Professional line, the Company or one of its Subsidiaries is the sole and exclusive owner of all the formulas used in the products of the Company and its Subsidiaries that are being marketed as of the date hereof.
(f) No source code for any Company Software (i) has been provided or licensed or made available to any customer, business partner, escrow agent or other Person (other than employees or contractors or other Persons that had a need to utilize such source code pursuant to the ordinary course of business of the Company or one of its Subsidiaries, in each case subject to appropriate confidentiality obligations) or (ii) is the subject of any duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available, any such source code to any customer, business partner, escrow agent or other Person. The Company or one of its Subsidiaries possesses all source code for all Company Software and all other materials reasonably necessary to generate the object code for, and deliver, the Company products and services.
(g) The Company and its Subsidiaries are in material compliance with, and to the knowledge of the Company, during the three (3) years preceding the date of this Agreement have been in compliance with, (i) all applicable Laws relating to the privacy and/or security, collection, retention, protection and use of Personal Information collected, used, or held for use in connection with the business of the Company and its Subsidiaries, (ii) the Company’s and its Subsidiaries’ posted or publicly facing privacy, cybersecurity and data security policies, and (iii) the Company’s and its Subsidiaries’ contractual obligations concerning cybersecurity, data security and the security of the Company’s and each of its Subsidiaries’ information technology systems (the foregoing (i)-(iii), “Privacy and Cybersecurity Requirements”), except in each case in subsections (i)-(iii), where any such non-compliance would not be expected to be material to the business of the Company and its Subsidiaries, taken as a whole. There are no Actions by any Person (including any Governmental Authority) pending to which the Company or any of the Company’s Subsidiaries is a named party or, to the knowledge of the Company, threatened in writing against the Company or its Subsidiaries alleging a violation of any Privacy and Cybersecurity Requirements.
(h) During the three (3) years preceding the date of this Agreement (i) there have been no breaches of the security of the information technology systems of the Company and its Subsidiaries, and (ii) there have been no failures, breakdown, performance reduction, disruptions or other adverse event in any information technology systems, except in each case in subsections (i) and (ii) where any such occurrence would not be expected to be material to the business of the Company and its Subsidiaries, taken as a whole.
(i)  With respect to the Company Software, to the knowledge of the Company, no such Company Software contains any undisclosed or hidden device or feature designed to materially disrupt, disable, or otherwise impair the functioning of any Company Software or any “back door,” “time bomb”, “Trojan horse,” “worm,” “drop dead device,” or other malicious Software, code, or routines that permit unauthorized access or the unauthorized disablement or erasure of such Software or data of the Company or its Subsidiaries.
(j) The Company’s and its Subsidiaries’ use and distribution of (i) Company Software and (ii) Open Source Materials is in material compliance with all Open Source Licenses applicable thereto.
(k) The Company and its Subsidiaries maintain commercially reasonable business continuity and disaster recovery plans that are designed to provide reasonable assurance that the Company information technology systems can be replaced or substituted without material disruption to the operations of the Company’s and its Subsidiaries’ business as currently conducted.
Section 4.21 Environmental Matters.
(a) The Company and its Subsidiaries are and, except for matters which have been fully resolved, have been in material compliance with all Environmental Laws.
(b) There has been no material release of any Hazardous Materials (i) at, in, on or under any Owned Land or Leased Real Property or in connection with the Company’s or its Subsidiaries’ operations off-site of the Owned Land or the Leased Real Property or (ii) to the knowledge of the Company, at, in, on or under any formerly owned or Leased Real Property during the time that the Company owned or leased such property or at any other location where Hazardous Materials generated by the Company or any of the Company’s Subsidiaries have been transported to, sent, placed or disposed of.

(c) Neither the Company nor its Subsidiaries are subject to any current Governmental Order relating to any material non-compliance with Environmental Laws or any permits issued pursuant to Environmental Laws by the Company or its Subsidiaries or to any investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.
(d) No material Legal Proceeding is pending or, to the knowledge of the Company, threatened with respect to the Company’s or its Subsidiaries’ compliance with or liability under Environmental Laws, and, to the knowledge of the Company, there are no facts or circumstances which could reasonably be expected to form the basis of such a Legal Proceeding.
(e) The Company has made available to Acquiror all material environmental reports, assessments, audits and inspections and any material communications or notices from or to any Governmental Authority concerning any non-compliance of the Company or any of the Company’s Subsidiaries with, or liability of the Company or any of the Company’s Subsidiaries under, Environmental Law.
Section 4.22 Absence of Changes. From the date of the most recent balance sheet included in the Financial Statements to the date of this Agreement, (i) there has not been any Company Material Adverse Effect, (ii) except as set forth in Section 4.22 of the Company Disclosure Letter, the Company and its Subsidiaries have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice, other than due to any actions taken in compliance with any COVID-19 Measures and (iii) the Company or any of its Subsidiaries has not taken any action which, if taken after the date hereof, but prior to the Closing, would require the consent of Acquiror under Sections 6.1(a), (b) (c), (d), (f), (g), (h), (i), (j), (k), (l), (m), (n), (o) or (s).
Section 4.23 Anti-Bribery Compliance.
(a) For the previous four (4) years, neither the Company nor any of its Subsidiaries, nor, any director, officer, or, to the knowledge of the Company, employee or agent acting on behalf of the Company or any of the Company’s Subsidiaries, has offered or given anything of value to: (i) any official or employee of a Governmental Authority, any political party or official thereof or any candidate for political office, (ii) any other Person while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority, candidate for political office or other Person, or (iii) any other Person as an unlawful contribution, gift, entertainment or other unlawful expense relating to official political or commercial activity, or an unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, in each case, in violation of the Anti-Bribery Laws.
(b) For the previous four (4) years, there have been no pending internal investigations, internal or external audits, or, to the knowledge of the Company, allegations, complaints, or reports that address any allegations or information concerning possible violations of the Anti-Bribery Laws related to the Company or any of the Company’s Subsidiaries. To the knowledge of the Company, there have been no third-party investigations (including by any Governmental Authority) concerning possible violations of the Anti-Bribery Laws in the previous three (3) years.
(c) For the previous four (4) years, the Company and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure compliance with the Anti-Bribery Laws.
Section 4.24 Sanctions and International Trade Compliance; Security Clearances.
(a) The Company and its Subsidiaries (i) are, and have been for the past four (4) years, in compliance in all material respects with all applicable International Trade Laws and Sanctions Laws and (ii) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made any required filings with, any applicable Governmental Authority for the import, export, re-export, deemed export, deemed re-export, or transfer required under the International Trade Laws or Sanctions Laws (the “Export Approvals”). There are no pending or, to the knowledge of the Company, threatened, claims, complaints, charges, investigations, voluntary disclosures or Legal Proceedings against the Company or any of the Company’s Subsidiaries related to any International Trade Laws or Sanctions Laws or any Export Approvals.

(b) For the past four (4) years and in each case with respect to the Company’s and its Subsidiaries’ businesses, the Company and its Subsidiaries, and all of their respective directors, and officers, and, to the knowledge of the Company, employees or agents, have been in material compliance with applicable International Trade Laws and Sanctions Laws.
(c) With respect to the Company’s and its Subsidiaries’ businesses, the Company has in place written policies, controls and systems reasonably designed to provide reasonable assurance to prevent, detect, and deter violations of applicable International Trade Laws and Sanctions Laws in each jurisdiction in which the Company or any of its Subsidiaries conducts business.
(d) Neither the Company nor any of its Subsidiaries has, within the past four (4) years, (i) made a voluntary, directed or involuntary disclosure to any Governmental Authority or similar agency with respect to any alleged act or omission arising under or relating to any non-compliance with any International Trade Laws or Sanctions Laws, (ii) been the subject of an actual or threatened investigation, inquiry, or enforcement proceedings for violations of International Trade Laws or Sanctions Laws or (iii) violated or received any notice, request, penalty, or citation for any actual or potential non-compliance with International Trade Laws or Sanctions Laws.
(e) Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers, or to the knowledge of the Companies, any of the Company’s or its Subsidiaries’ respective employees, agents, representatives or other Persons acting on behalf of the Company or any of the Company’s Subsidiaries, (i) is, or has during the past four (4) years been, a Sanctioned Person or Restricted Person (ii) has, during the past four (4) years, transacted business directly or indirectly with or involving any Sanctioned Person, Restricted Person or Sanctioned Country.
Section 4.25 Information Supplied. None of the information supplied or to be supplied by the Company or any of the Company’s Subsidiaries specifically in writing for inclusion in the Registration Statement will, at the date on which the Proxy Statement/Registration Statement is first mailed to the shareholders of Acquiror or at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
Section 4.26 Customers and Vendors.
(a) Section 4.26(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top 10 customers (the “Top Customers”); and the top 10 vendors (the “Top Vendors”), in each case, based on the aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing twelve (12) months for the period ending December 31, 2020.
(b) Except as set forth on Section 4.26(b) of the Company Disclosure Letter, none of the Top Customers or Top Vendors has informed the Company or any of the Company’s Subsidiaries that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Customers or Top Vendors is otherwise involved in or threatening a material dispute against the Company or its Subsidiaries or their respective businesses.
Section 4.27 Health Care Regulatory.
(a) The Company, its Subsidiaries and Products are, and for the last three (3) years have been, in compliance in all material respects with all applicable Health Care Regulatory Laws. For the last three (3) years, neither the Company nor any Subsidiary has received written notice of, and there is no pending, or to the knowledge of the Company, threatened action, suit, proceeding, injunction or investigation against the Company or any of its Subsidiaries by any Governmental Authority or other Person asserting a material lack of compliance with any Health Care Regulatory Laws.
(b) For the last three (3) years, the Company and its Subsidiaries have been in possession of all material Permits required to market and sell their Products pursuant to any applicable Health Care Regulatory Laws (collectively, “Product Registrations”).

(c) To the knowledge of the Company, all contract manufacturers of any Product (including any components thereof) are, and for the last three (3) years have been, in compliance in all material respects with all applicable Health Care Regulatory Laws and, to the knowledge of the Company, no contract manufacturer, is currently undergoing any Action or inspection related to any Product, except where such noncompliance or Action or inspection would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(d) Except as would not reasonably be expected to be material to the Company taken as a whole, for the last three (3) years, neither the Company nor any Subsidiary has made any material false statements in, or material omissions from, any Product Registration, or in any reports or other submissions made to the United States Food and Drug Administration (“FDA”) or any other Governmental Authority.
(e) Except as would not reasonably be expected to be material to the Company, taken as a whole, for the last three (3) years, all manufacturing operations conducted by or on behalf of the Company or any Subsidiary have been conducted in accordance with all applicable Health Care Regulatory Laws, and there has not been any written notice or other correspondence from FDA or any other Governmental Authority to recall, suspend or otherwise restrict the use, manufacture or marketing of any Product Registration or Product. For the last three (3) years the Company and its Subsidiaries have neither voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or other written notice or action relating to an alleged lack of safety, efficacy or regulatory compliance of any Product, and to the knowledge of the Company, there are no facts that are reasonably likely to cause a recall of any Product.
Section 4.28 Sufficiency of Assets. The tangible properties and assets owned, licensed or leased by the Company and its Subsidiaries constitute all of the tangible assets and properties used or employed in the business reasonably necessary for the continued conduct of the business of the Company and its Subsidiaries as of the date hereof. Immediately after the consummation of the transactions contemplated by this Agreement anticipated to be effected at or prior to the Closing, the tangible and intangible properties and assets owned, licensed or leased by the Company and its Subsidiaries (for the avoidance of doubt, excluding any properties or assets of Obagi Hong Kong, Clinactiv and their respective Subsidiaries), and taking into account the rights, benefits and privileges of the Company and its Subsidiaries pursuant to the TSA, the Supply Agreement and the License Agreement, constitute all of the assets and properties used or employed in the business reasonably necessary for the continued conduct of the business of the Company and its Subsidiaries in all material respects as conducted prior to the Closing in all geographic regions worldwide other than the People’s Republic of China.
Section 4.29 Government Contracts. The Company is not party to: (i) any Contract between the Company or any of its Subsidiaries, on one hand, and any Governmental Authority, on the other hand, or (ii) any subcontract or other Contract by which the Company or one of its Subsidiaries has agreed to provide goods or services through a prime contractor directly to a Governmental Authority that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services. None of the Company or any of its Subsidiaries have provided any offer, bid, quotation or proposal to sell products made or services provided by the Company or any of its Subsidiaries that, if accepted or awarded, would lead to any Contract or subcontract of the type described by the foregoing sentence.
Section 4.30 Pre-Closing Restructuring. To the knowledge of the Company, as of the date of this Agreement, the Company is able to effect Pre-Closing Restructuring in accordance with applicable Law.
Section 4.31 CFIUS. The Company is not a TID U.S. business as defined in Title 31 of the Code of Federal Regulations, part 800 et seq.
Section 4.32 Brokers’ Fees. Except as set forth on Section 4.32 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by the Company, any of the Company’s Subsidiaries’ or any of their Affiliates for which Acquiror, the Company or any of the Company’s Subsidiaries has any obligation.
Section 4.33 No Additional Representation or Warranties. Except as provided in this Article IV, neither the Company nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror or Merger Sub or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror or Merger Sub or their Affiliates. The Company acknowledges that the Company and its advisors have made their own investigation of Acquiror, Merger Sub and their respective Subsidiaries and, except as provided in Article V, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the equity or assets of Acquiror, Merger Sub or any of their respective Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Acquiror, Merger Sub and their respective Subsidiaries as conducted after the Closing, as contained in any materials provided by Acquiror, Merger Sub or any of their Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise.
Section 4.34 Existing Credit Agreement Consent. As of the date of this Agreement, the Company has received an executed copy of the Existing Credit Agreement Consent. A true and complete copy of the Existing Credit Agreement Consent has been previously provided to the Acquiror. As of the date hereof, the Existing Credit Agreement Consent is a legal, valid and binding obligation of the Company and, to the knowledge of the Company, each other party thereto and is in full force and effect, has not been amended, modified, withdrawn, terminated or rescinded in any respect, and does not contain any material misrepresentation by the Company and no event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to constitute a breach thereunder on the part of the Company.
ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB
Except as set forth in (i) in the case of Acquiror, any Acquiror SEC Filings filed or submitted on or prior to the date hereof (excluding (a) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (b) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such Acquiror SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 5.8, Section 5.12, or Section 5.14), or (ii) in the case of Acquiror and Merger Sub, in the disclosure letter delivered by Acquiror and Merger Sub to the Company (the “Acquiror Disclosure Letter”) on the date of this Agreement (subject to Section 11.9), Acquiror and Merger Sub represent and warrant to the Company as follows:
Section 5.1 Company Organization. Each of Acquiror and Merger Sub has been incorporated as an exempted company with limited liability under the laws of the Cayman Islands and is validly existing and in good standing under the laws of the Cayman Islands, and has the requisite company power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The copies of the Acquiror Governing Documents and the Governing Documents of Merger Sub, in each case, as amended to the date of this Agreement, previously delivered by Acquiror to the Company, are true, correct and complete. Merger Sub has no assets or operations other than those required to effect the transactions contemplated hereby. All of the equity interests of Merger Sub are held directly by Holdco 2. All of the equity interests of Holdco 2 are held directly by Holdco 1. All of the equity interests of Holdco 1 are held directly by Acquiror. Each of Acquiror and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to Acquiror.
Section 5.2 Due Authorization.
(a) Each of Acquiror and Merger Sub has all requisite corporate power and authority to (a) execute and deliver this Agreement and the documents contemplated hereby, and (b) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been (i) duly and validly authorized and approved by the Board of Directors of Acquiror and by Holdco 2 as the sole shareholder of Merger Sub and (ii) determined by the Board of Directors of Acquiror to be in the best interests of Acquiror and recommended for approval by the shareholders of Acquiror. No other company proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement and the documents contemplated hereby (other than the Acquiror Shareholder Approval). This Agreement has been, and at or prior to the Closing, the other documents contemplated hereby will be, duly and validly executed and delivered by each of Acquiror and Merger Sub, and this Agreement constitutes, and at or prior to the Closing, the other documents contemplated hereby will constitute, a legal, valid and binding obligation of each of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
(b) Assuming that a quorum (as determined pursuant to the Acquiror Governing Documents) is present:
(i)  each of those Transaction Proposals identified in clauses (A), (B) and (C) of Section 8.2(b) shall require approval by an affirmative vote of the holders of at least two-thirds of the outstanding Acquiror Common Shares entitled to vote, who attend and vote thereupon (as determined in accordance with the Acquiror Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose; and
(ii)  each of those Transaction Proposals identified in clauses (D), (E), (F), (G), (H), (I) and (J) of Section 8.2(b), in each case, shall require approval by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Shares entitled to vote thereupon (as determined in accordance with the Acquiror Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose.
(c) The foregoing votes are the only votes of any of Acquiror’s share capital necessary in connection with entry into this Agreement by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby, including the Closing.
(d) At a meeting duly called and held, the Board of Directors of Acquiror has unanimously approved the transactions contemplated by this Agreement as a Business Combination.
Section 5.3 No Conflict. Subject to the Acquiror Shareholder Approval, the execution and delivery of this Agreement and the Milk Equity Purchase Agreement by Acquiror and, as applicable, Merger Sub, the other documents contemplated hereby and thereby by Acquiror and, as applicable, Merger Sub and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of Acquiror or Merger Sub, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to Acquiror or Merger Sub, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Acquiror or Merger Sub is a party or by which Acquiror or Merger Sub may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or Merger Sub, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing (i) has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement or (ii) is not and would not reasonably be expected to be material to Acquiror.
Section 5.4 Litigation and Proceedings. As of the date hereof, there are no pending or, to the knowledge of Acquiror, threatened Legal Proceedings against Acquiror or Merger Sub, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). As of the date hereof, there are no investigations or other inquiries pending or, to the knowledge of Acquiror, threatened by any Governmental Authority, against Acquiror or Merger Sub, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There is no outstanding Governmental Order imposed upon Acquiror or Merger Sub, nor are any assets of Acquiror’s or Merger Sub’s respective businesses bound or subject to any Governmental Order the violation of which would, individually or in the aggregate, reasonably be expected to be material to Acquiror. Each of Acquiror and Merger Sub is in compliance with all applicable Laws in all material respects. For the past three (3) years, Acquiror and Merger Sub have not received any written notice of or been charged with the violation of any Laws, except where such violation has not been, individually or in the aggregate, material to Acquiror.
Section 5.5 SEC Filings. Acquiror has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since March 18, 2021, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “Acquiror SEC Filings”), except as would not, or would not reasonably be expected to, materially and adversely impact the business of Acquiror and its Subsidiaries, taken as a whole. Each of the Acquiror SEC Filings, as of the respective date of its filing (or if amended or superseded by a filing made prior to the date of this Agreement or the Closing Date, as of the date of the last such amendment or superseding filing prior to the date of this Agreement), complied in all respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Filings, except as would not, or would not reasonably be expected to, materially and adversely impact the business of Acquiror and its Subsidiaries, taken as a whole. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then as of the date of such amendment, supplement or superseding filing), the Acquiror SEC Filings did not contain, when filed, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Filings. To the knowledge of Acquiror, none of the Acquiror SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.
Section 5.6 Internal Controls; Listing; Financial Statements.
(a) Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror, including its consolidated Subsidiaries, if any, is made known to Acquiror’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act. Since March 18, 2021, Acquiror has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror Financial Statements for external purposes in accordance with GAAP, except as would not, or would not reasonably be expected to, materially and adversely impact the business of Acquiror and its Subsidiaries, taken as a whole.
(b) Each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act, except as would not, or would not reasonably be expected to, materially and adversely impact the business of Acquiror and its Subsidiaries, taken as a whole.
(c) Since March 18, 2021, Acquiror has complied in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq Stock Market LLC (“Nasdaq”). The Acquiror Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on Nasdaq. There is no Legal Proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or prohibit or terminate the listing of Acquiror Class A Common Stock on Nasdaq.
(d) The Acquiror SEC Filings contain true and complete copies of the audited balance sheet as of January 12, 2021 and December 31, 2020, and statement of operations, cash flow and shareholders’ equity of Acquiror for the period from January 1, 2021 through January 12, 2021 and December 8, 2020 (inception) through December 31, 2020, together with the notes thereto and auditor’s reports thereon (the “Acquiror Financial Statements”). Except as disclosed in the Acquiror SEC Filings, the Acquiror Financial Statements (i) fairly present in all material respects the financial position of Acquiror, as at the respective dates thereof (taking into account the notes thereto), and the results of operations and consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof, except (with respect to each of clauses (i), (ii) and (iii)) as would not, or would not reasonably be expected to, materially and adversely impact the business of Acquiror and its Subsidiaries, taken as a whole. The books and records of Acquiror have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements, except as would not, or would not reasonably be expected to, materially and adversely impact the business of Acquiror and its Subsidiaries, taken as a whole.
(e) There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(f) Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.
Section 5.7 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority or other Person is required on the part of Acquiror or Merger Sub with respect to Acquiror’s or, as applicable, Merger Sub’s execution or delivery of this Agreement, the Milk Equity Purchase Agreement or the consummation of the transactions contemplated hereby or thereby, except for (i) applicable requirements of the HSR Act, (ii) in connection with the Domestication, the applicable requirements of, filings with and approvals of the Cayman Registrar, the Jersey Registrar (in accordance with the Jersey Companies Law and the Cayman Act), and the Jersey Financial Services Commission, in relation to the issuance of any warrants or shares in connection therewith by Acquiror or as otherwise required, (iii) in connection with the Merger, filings with and approvals of the Cayman Registrar (in accordance with the Companies Act) and (iv) as otherwise disclosed on Section 5.7 of the Acquiror Disclosure Letter.
Section 5.8 Trust Account. As of the date of this Agreement, Acquiror has at least $345,000,000.00 in the Trust Account (including, if applicable, an aggregate of approximately $12,075,000.00 of deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of March 15, 2021, between Acquiror and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Filings to be inaccurate or that would entitle any Person (other than shareholders of Acquiror holding Acquiror Common Shares sold in Acquiror’s initial public offering who shall have elected to redeem their shares of Acquiror Common Stock pursuant to the Acquiror Governing Documents and the underwriters of Acquiror’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to all Acquiror Share Redemptions. There are no claims or proceedings pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Acquiror has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to the Acquiror Governing Documents shall terminate, and as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to the Acquiror Governing Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. To Acquiror’s knowledge, as of the date hereof, following the Effective Time, no Acquiror shareholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror shareholder is exercising an Acquiror Share Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, neither Acquiror nor Merger Sub have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror and Merger Sub on the Closing Date.

Section 5.9 Investment Company Act; JOBS Act. Acquiror is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. Acquiror constitutes an “emerging growth company” within the meaning of the JOBS Act.
Section 5.10 Absence of Changes. Since March 18, 2021, (a) there has not been any event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement and (b) except as set forth in Section 5.10 of the Acquiror Disclosure Letter, and with respect to the Milk Equity Purchase Agreement and the transactions contemplated thereby, Acquiror and Merger Sub have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice other than due to any actions taken in compliance with any COVID-19 Measures.
Section 5.11 No Undisclosed Liabilities. Except for any fees and expenses payable by Acquiror or Merger Sub as a result of or in connection with the consummation of the transactions contemplated hereby and as a result of or in connection with the Milk Equity Purchase Agreement and the transactions contemplated there by, there is no liability, debt or obligation of or claim or judgment against Acquiror or Merger Sub (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities and obligations (i) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Acquiror SEC Filings, (ii) that have arisen since the date of the most recent balance sheet included in the Acquiror SEC Filings in the ordinary course of the operation of business of Acquiror and Merger Sub, or (iii) which would not be, and would not reasonably be expected to be, material to Acquiror. As of the date hereof, there is $1,500,000.00 outstanding under Working Capital Loans.
Section 5.12 Capitalization of Acquiror.
(a) As of the date hereof, the authorized share capital of Acquiror is $55,500.00 divided into (i) 500,000,000 shares of Acquiror Class A Common Stock, 34,500,000 of which are issued and outstanding as of the date of this Agreement, (ii) 50,000,000 shares of Acquiror Class B Common Stock, of which 8,625,000 shares are issued and outstanding as of the date of this Agreement, and (iii) 5,000,000 preference shares of par value $0.0001 each, of which no shares are issued and outstanding as of the date of this Agreement (clauses (i), (ii) and (iii) collectively, the “Acquiror Securities”). The foregoing represent all of the issued and outstanding Acquiror Securities. All issued and outstanding Acquiror Securities (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) the Acquiror Governing Documents, and (B) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Acquiror Governing Documents or any Contract to which Acquiror is a party or otherwise bound.
(b) Subject to the terms of conditions of the Warrant Agreement, the Acquiror Warrants will be exercisable after giving effect to the Merger for one share of Acquiror Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) per share. As of the date of hereof, 11,500,000 Acquiror Common Warrants and 5,933,333 Acquiror Private Placement Warrants are issued and outstanding. No Acquiror Warrants are exercisable until the later of (x) March 18, 2022 and (y) thirty (30) days after the Closing. All outstanding Acquiror Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) Acquiror’s Governing Documents and (B) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound. Except for the Subscription Agreements, Forward Purchase Agreements, Warrant Agreement, Acquiror’s Governing Documents, this Agreement and the Milk Equity Purchase Agreement, there are no outstanding Contracts of Acquiror to repurchase, redeem or otherwise acquire any Acquiror Securities.

(c) Except as set forth in this Section 5.12 or as contemplated by this Agreement, the Milk Equity Purchase Agreement or the other documents contemplated hereby and thereby, and other than in connection with the PIPE Investment and the Forward Purchase Agreements, Acquiror has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Acquiror Securities, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any Acquiror Securities or the value of which is determined by reference to Acquiror Securities, and there are no Contracts of any kind which may obligate Acquiror to issue, purchase, redeem or otherwise acquire any of its Acquiror Securities.
(d) The Obagi Stock Consideration, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, Acquiror Governing Documents or any Contract to which Acquiror is a party or otherwise bound.
(e) On or prior to the date of this Agreement, Acquiror has entered into Initial Subscription Agreements with PIPE Investors in the form attached hereto as Exhibit I pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors have agreed, in connection with the transactions contemplated hereby, to purchase from Acquiror shares of Domesticated Acquiror Common Stock for the PIPE Investment Amount of at least $105,000,000.00. As of the date hereof, there are no side letters or other agreements, contracts, arrangements or understandings related to the Initial Subscription Agreements or the transactions contemplated thereby other than as expressly set forth in the Initial Subscription Agreements, this Agreement or the Milk Equity Purchase Agreement. On or prior to the date of this Agreement, Acquiror has provided to Cedarwalk or a representative thereof a true and complete list of each PIPE Investor and their corresponding portion of the PIPE Investment Amount. Each such Initial Subscription Agreement is in full force and effect with respect to, and binding on, Acquiror and to the knowledge of Acquiror, on each PIPE Investor party thereto, in accordance with its terms.
(f) (i) The Sponsor and Dynamo Master Fund have committed, subject to the terms and conditions of the Sponsor Forward Purchase Agreement, to the purchase of an aggregate of 16,000,000 Domesticated Acquiror Units, consisting of 16,000,000 shares of Domesticated Acquiror Common Stock and 5,333,333 warrants to purchase one share of Domesticated Acquiror Common Stock for the Sponsor Forward Purchase Investment Amount and (ii) the Third-Party FPA Investor has committed, subject to the terms and conditions of the Third-Party Forward Purchase Agreement, to purchase 17,300,000 Domesticated Acquiror Units consisting of 17,300,000 shares of Domesticated Acquiror Common Stock and 5,766,667 warrants to purchase one share of Domesticated Acquiror Common Stock for the Third-Party Forward Purchase Investment Amount. Each Forward Purchase Agreement is in full force and effect and is a legal, valid and binding obligation upon the Acquiror and each of the Forward Purchasers, enforceable in accordance with its terms. Neither of the Forward Purchase Agreements has been withdrawn, terminated, amended or modified since the date of execution thereof. As of the date hereof, there are no side letters or other agreements, contracts, arrangements or understandings related to the Forward Purchase Agreements or the transactions contemplated thereby other than as expressly set forth in the Forward Purchase Agreements, this Agreement or the Milk Equity Purchase Agreement. Acquiror and each other party to the Forward Purchase Agreements has complied with all of its obligations under the Forward Purchase Agreements in all material respects.
(g) Acquiror has no Subsidiaries other than Holdco 1, Holdco 2, Merger Sub, and Acquiror LP.
Section 5.13 Indebtedness. Subject to Section 7.11, except as set forth on Section 5.13 of the Acquiror Disclosure Letter, neither Acquiror nor Merger Sub has any Indebtedness.
Section 5.14 Taxes.
(a) All income and other material Tax Returns required to be filed by or with respect to Acquiror or any of its Subsidiaries have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b) Acquiror and its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and otherwise complied in all material respects with all applicable withholding and related reporting requirements with respect to Taxes.
(c) There are no Liens for any material Taxes (other than Permitted Liens) upon any property or assets of Acquiror or any of its Subsidiaries.
(d) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against Acquiror or any of its Subsidiaries that remains unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.
(e) There are no ongoing or pending Legal Proceedings with respect to any material Taxes of Acquiror or any of its Subsidiaries and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of Acquiror or any of its Subsidiaries.
(f) Neither Acquiror nor any of its Subsidiaries is a party to any Tax indemnification or Tax sharing or similar agreement (other than any such agreement solely between Acquiror and/or its existing Subsidiaries and customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes).
(g) Neither Acquiror nor any of its Subsidiaries (i) is liable for material Taxes of any other Person (other than Acquiror or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for United States federal, state or local income Tax purposes, other than a group the common parent of which was or is Acquiror.
(h) Neither Acquiror nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(i)  Neither Acquiror nor any of its Subsidiaries will be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, excess loss account, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made on or prior to the Closing Date outside the ordinary course of business, (ii) prepaid amount received or deferred revenue recognized on or prior to the Closing Date outside the ordinary course of business, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date, or (v) by reason of Section 965(a) of the Code or election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign Law), and to the knowledge of Acquiror, the IRS has not proposed any such adjustment or change in accounting method.
Section 5.15 Business Activities.
(a) Since its respective organization, neither Acquiror or Merger Sub have conducted any business activities other than activities related to Acquiror’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in Acquiror Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby, there is no agreement, commitment, or Governmental Order binding upon Acquiror or Merger Sub or to which Acquiror or Merger Sub is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or Merger Sub or any acquisition of property by Acquiror or Merger Sub or the conduct of business by Acquiror or Merger Sub as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to Acquiror or Merger Sub.
(b) Except for Holdco 1, Holdco 2, Acquiror LP and Merger Sub and the transactions contemplated by this Agreement, the Milk Equity Purchase Agreement and the Ancillary Agreements, Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement, the Milk Equity Purchase Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, Acquiror has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination (other than confidentiality agreements, term sheets, letters of intent or other customary agreements entered into in connection with review of potential initial business combinations conducted by Acquiror, in each case which were entered into prior to the date hereof and which do not contain binding terms with respect to liabilities or obligations to effect a Business Combination). Except for the transactions contemplated by this Agreement, the Milk Equity Purchase Agreement and the Ancillary Agreements, Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.
(c) Merger Sub was formed solely for the purpose of effecting the transactions contemplated by this Agreement and the transactions contemplated hereby and Merger Sub has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time, except as expressly contemplated by this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.
(d) As of the date hereof and except for this Agreement, the Ancillary Agreements, the Milk Equity Purchase Agreement and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith), neither Acquiror nor Merger Sub are party to any Contract with any other Person that would require payments by Acquiror or any of its Subsidiaries after the date hereof in excess of $1,000,000.00 in the aggregate with respect to any individual Contract.
Section 5.16 [Reserved].
Section 5.17 Nasdaq Stock Market Quotation. As of the date hereof, Acquiror Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on Nasdaq under the symbol “WALD.” As of the date hereof, Acquiror Common Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “WALDW.” Acquiror is in compliance with the rules of Nasdaq and there is no Action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by Nasdaq or the SEC with respect to any intention by such entity to deregister Acquiror Class A Common Stock or Acquiror Common Warrants or terminate the listing of Acquiror Class A Common Stock or Acquiror Common Warrants on the Nasdaq. None of Acquiror, Merger Sub or their respective Affiliates has taken any action in an attempt to terminate the registration of Acquiror Class A Common Stock or Acquiror Common Warrants under the Exchange Act except as contemplated by this Agreement.
Section 5.18 Registration Statement, Proxy Statement and Proxy Statement/Registration Statement. On the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) of the Securities Act and/or filed pursuant to Section 14A of the Exchange Act, the Proxy Statement and the Proxy Statement/Registration Statement (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the effective date of the Registration Statement, the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the date of any filing pursuant to Rule 424(b) of the Securities Act and/or Section 14A of the Exchange Act, the date the Proxy Statement/Registration Statement and the Proxy Statement, as applicable, is first mailed to shareholders of Acquiror, and at the time of the Acquiror Shareholders’ Meeting, the Proxy Statement/Registration Statement and the Proxy Statement, as applicable, (together with any amendments or supplements thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement in reliance upon and in conformity with information furnished in writing to Acquiror by or on behalf of the Company specifically for inclusion in the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement.

Section 5.19 Milk Transaction Agreement. Prior to the date of this Agreement, Acquiror has delivered to the Company substantially final drafts of the Milk Equity Purchase Agreement and any other additional agreements contemplated thereby, which drafts have not been amended or modified in any material respect prior to the execution of this Agreement. Acquiror has not entered into any side letter or other agreement with Milk governing the terms of the Milk Transaction other than as provided to the Company prior to the date of this Agreement.
Section 5.20 Brokers’ Fees. Except fees described on Section 5.20 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Acquiror or any of its Affiliates.
Section 5.21 No Additional Representation or Warranties. Except as provided in this Article V, neither Acquiror nor Merger Sub nor any their respective Affiliates, nor any of their respective directors, managers, officers, employees, shareholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or its Affiliates. Acquiror and Merger Sub acknowledge that Acquiror and Merger Sub and their respective advisors have made their own investigation of the Company and its Subsidiaries and, except as provided in Article IV, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company and its Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of the Company and its Subsidiaries as conducted after the Closing, as contained in any materials provided by the Company, its Subsidiaries or any of their Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise.
ARTICLE VI.

COVENANTS OF THE COMPANY
Section 6.1 Conduct of Business. From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as otherwise contemplated by this Agreement (including the Pre-Closing Restructuring) or the Ancillary Agreements or required by Law or any COVID-19 Measures or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use commercially reasonable efforts to operate the business of the Company in the ordinary course consistent with past practice and use commercially reasonable efforts to, with respect to the Company and each of its Subsidiaries, retain the services of its current officers, preserve the goodwill of its customers, suppliers and other Persons with whom it has significant business relationships and maintain its properties and assets in all material respects. Without limiting the generality of the foregoing, except as set forth on Section 6.1 of the Company Disclosure Letter or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) the Company shall not, and the Company shall cause its Subsidiaries not to, except as otherwise expressly contemplated by this Agreement (including the Pre-Closing Restructuring) or the Ancillary Agreements or required by Law or any COVID-19 Measures:
(a) change or amend the Governing Documents of the Company or any of the Company’s Subsidiaries, except as otherwise required by applicable Law, or form or cause to be formed any new Subsidiary of the Company;
(b) make or declare any dividend or distribution to the shareholders of the Company or make any other distributions in respect of any of the Company’s or any of its Subsidiaries’ capital stock or equity interests, other than with respect to the Pre-Closing Restructuring;
(c) split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Company’s or any of its Subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly-owned Subsidiary of the Company that remains a wholly-owned Subsidiary of the Company after consummation of such transaction;
(d) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the Company or its

Subsidiaries other than with respect to (i) the Pre-Closing Restructuring and (ii) the acquisition by the Company or any of its Subsidiaries of any shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries in connection with the forfeiture of any Company Awards;
(e) enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any contract of a type required to be listed on Section 4.12 of the Company Disclosure Letter (excluding any Company Benefit Plan), or any Real Property Lease, in each case, other than modification of or entry into such agreements in the ordinary course of business consistent with past practice or as required by Law;
(f) sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of the Company or its Subsidiaries, including the Leased Real Property, except for (i) dispositions of obsolete or worthless equipment, (ii) transactions in the ordinary course of business consistent with past practice in an aggregate amount not to exceed $500,000.00, except that any such transaction with Obagi Hong Kong and its Subsidiaries, Clinactiv and its Subsidiaries or any other Related Party (other than in connection with the Pre-Closing Restructuring) shall be excluded from this clause (ii) or (iii) actions taken in connection with the Pre-Closing Restructuring;
(g) acquire any ownership interest in any real property;
(h) except as otherwise required by Law, or the terms of any Company Benefit Plan as in effect on the date hereof, (i) grant any severance, retention, change in control or termination or similar pay, except (A) with respect to retention of any individual with annual base pay not in excess of $150,000.00, in the ordinary course of business consistent with past practice, (B) in connection with hiring of any individual with annual base pay not in excess of $205,000.00, (C) in connection with promotion of any individual with annual base pay not in excess of $150,000.00 and (D) with respect to severance, termination, or similar pay, to any employee with annual base pay not in excess of $150,000.00 and whose employment terminates after the date hereof, in the ordinary course of business consistent with past practice, (ii) terminate, adopt, enter into or materially amend any Company Benefit Plan, (iii) materially increase the cash compensation, bonus opportunity or employee benefits of any employee, officer, director or other individual service provider, except in the ordinary course of business consistent with past practice in respect of any individual with annual base pay not in excess of $150,000.00, (iv) establish any trust or take any other action to secure the payment of any compensation payable by the Company or any of the Company’s Subsidiaries or (v) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Company or any of the Company’s Subsidiaries, except in the ordinary course of business consistent with past practice in the case of any individual with annual base pay not in excess of $150,000.00;
(i)  with respect to the business of the Company and its Subsidiaries, (i) make any material change in the selling, distribution, advertising, terms of sale or collection practices that is inconsistent with past practice, (ii) enter into any material business practices, programs or long term allowances not previously used in the ordinary course of business or (iii) engage in the practice of “channel stuffing” or any similar program, activity or other action (including any rebate, discount, chargeback or refund policy or practice) that, in each case, is intended or would reasonably be expected to result in acquisition of products or services from the Company and its Subsidiaries that is materially in excess of normal customer purchasing patterns consistent with past course of dealing with the business of the Company and its Subsidiaries during the twelve (12) months prior to the date hereof;
(j) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;
(k) make any material loans or material advances to any Person, except for (i) advances to employees, officers or independent contractors of the Company or any of the Company’s Subsidiaries for indemnification, attorneys’ fees, travel and other expenses incurred in the ordinary course of business consistent with past practice or (ii) extended payment terms for customers in the ordinary course of business consistent with past practice;
(l) (A) make or change any material election in respect of material Taxes, (B) materially amend, modify or otherwise change any filed material Tax Return, (C) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (D) enter into any “closing agreements” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign Law) with any

Governmental Authority in respect of material Taxes, (E) settle any claim or assessment in respect of material Taxes, (F) affirmatively surrender or allow to expire any right to claim a refund of material Taxes or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);
(m) (i) incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary of the Company or guaranty any debt securities of another Person, other than any Indebtedness or guarantee incurred in the ordinary course of business and in an aggregate amount not to exceed $250,000.00 or (ii) discharge any secured or unsecured obligations or liabilities (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceed $250,000.00, except as otherwise contemplated by this Agreement or as such obligations become due;
(n) issue any additional securities, including shares of Company Common Stock or securities exercisable for or convertible into Company Common Stock, other than issuances of equity securities upon the exercise or settlement of Company Awards outstanding as of the date hereof;
(o) adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries (other than the Merger and the Pre-Closing Restructuring);
(p) waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, Action, litigation or other Legal Proceedings, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $250,000.00 in the aggregate;
(q) grant to or acquire from, or agree to grant to or acquire from, any Person rights to any Intellectual Property that is material to the Company and its Subsidiaries, or dispose of, abandon or permit to lapse any rights to any Company Intellectual Property except (i) for the expiration of patents and copyrights that are Company Registered Intellectual Property in accordance with the applicable statutory term or (ii) as reasonably necessary in the ordinary conduct of business consistent with past practice;
(r) disclose or agree to disclose to any Person (other than Acquiror or any of its representatives) any trade secret or any other material confidential or proprietary information, know-how or process of the Company or any of its Subsidiaries, in each case, other than in the ordinary course of business consistent with past practice and pursuant to obligations to maintain the confidentiality thereof;
(s) make or commit to make capital expenditures other than in an amount not in excess of the amount set forth on Section 6.1(s) of the Company Disclosure Letter, in the aggregate;
(t) manage the Company’s and its Subsidiaries’ working capital in a manner other than in the ordinary course of business consistent with past practice;
(u) waive the restrictive covenant obligations of any current or former employee of the Company or any of the Company’s Subsidiaries;
(v) (i) limit the right of the Company or any of the Company’s Subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) other than with respect to Company Intellectual Property, grant any exclusive or similar rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company and its Subsidiaries, taken as a whole;
(w) terminate without replacement, amend in a manner materially detrimental to the Company or any of the Company’s Subsidiaries, permit to lapse or fail to use reasonable best efforts to maintain, reinstate or replace any material Governmental Authorization or material Permit required for the conduct of the business of the Company or any of the Company’s Subsidiaries;

(x)  terminate (without replacement with similar or better coverage) or amend in a manner materially detrimental to the Company or any of the Company’s Subsidiaries any material insurance policy insuring the business of the Company or any of the Company’s Subsidiaries; or
(y) enter into any agreement to do any action prohibited under this Section 6.1.
Section 6.2 Inspection of the Company. Subject to confidentiality obligations that may be applicable to information furnished to the Company or any of the Company’s Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided, that to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality or sensitive obligation), and to the extent permitted by applicable Law, (a) the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its accountants, counsel and other representatives reasonable access during the Interim Period (including for the purpose of coordinating transition planning for employees), during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the Company and its Subsidiaries, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request; provided, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries without the prior written consent of the Company, and (b) the Company shall, and shall cause its Subsidiaries to, provide to Acquiror and, if applicable, its accountants, counsel or other representatives, (x) such information and such other materials and resources relating (i) to any Legal Proceeding initiated, pending or threatened during the Interim Period, or (ii) to the compliance and risk management operations and activities of the Company and its Subsidiaries during the Interim Period, in each case, as Acquiror or such representative may reasonably request, (y) prompt written notice of any status updates in connection with any such Legal Proceedings or otherwise relating to any material compliance and risk management matters or decisions of the Company or its Subsidiaries, and (z) copies of any material written communications sent or received by the Company or its Subsidiaries in connection with such Legal Proceedings. All information obtained by Acquiror, Merger Sub or their respective representatives pursuant to this Section 6.2 shall be subject to the Confidentiality Agreement.
Section 6.3 Information Rights. To the extent permitted by applicable Law and solely as is necessary to determine if the condition set forth in Section 9.1(f) has been met, the Acquiror shall provide to the Company and its Subsidiaries any information obtained by the Acquiror, its Subsidiaries or any of their respective representatives from Milk, its Subsidiaries or any of their respective representatives pursuant to Section 6.2 of the Milk Equity Purchase Agreement, in each case, subject to confidentiality obligations that may be applicable to information furnished to Milk or any of Milk’s Subsidiaries by third parties that may be in Milk’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided, that to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality or sensitive obligation).
Section 6.4 Preparation and Delivery of Additional Company Financial Statements.
(a) As soon as reasonably practicable following the date of this Agreement, the Company shall deliver to Acquiror (i) audited consolidated balance sheets and the related consolidated statements of operations and comprehensive operations, and changes in shareholder’s equity and cash flows of the Company and its Subsidiaries (including all notes thereto) as of and for the years ended December 31, 2020 and December 31, 2019, together with the auditor’s reports thereon, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “FY 2020 and 2019 Financial Statements” and, together with the FY 2021 Financial Statements, the “PCAOB Financial Statements”); provided, that upon delivery of such FY 2020 and 2019 Financial Statements, the representations and warranties set forth in Section 4.8 shall be deemed to apply to the FY 2020 and 2019 Financial Statements in the same manner as the Audited Financial Statements and (ii) a substantially completed draft of the Management Discussion and Analysis (“MD&A”) with respect to such financial statements for inclusion in the Proxy Statement/Registration Statement.

(b) If the Effective Time has not occurred prior to February 14, 2022, as soon as reasonably practicable following February 14, 2022 and in no event later than March 31, 2022, the Company shall deliver to Acquiror (i) the audited consolidated balance sheets and statements of operations and comprehensive loss, changes in shareholders’ equity (deficit), and cash flows of the Company and its Subsidiaries (including all notes thereto) as of and for the year ended December 31, 2021, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “FY 2021 Financial Statements”); provided, that upon delivery of such FY 2021 Financial Statements, the representations and warranties set forth in Section 4.8 shall be deemed to apply to the FY 2021 Financial Statements in the same manner as the Audited Financial Statements and (ii) a substantially completed draft of the MD&A with respect to such financial statements for inclusion in the Proxy Statement/Registration Statement.
Section 6.5 Affiliate Agreements. The Company shall deliver to Acquiror evidence that all Affiliate Agreements (other than those set forth on Section 6.5 of the Company Disclosure Letter) have been terminated or settled at or prior to the Closing without further liability to Acquiror, the Company or any of the Company’s Subsidiaries.
Section 6.6 Existing Credit Agreement Amendment; Financing Cooperation.
(a) Prior to the Closing and as soon as reasonably practicable after the date hereof, the Company shall, and shall cause the members of the Company Group and instruct its and their respective representatives to, cooperate with the Acquiror with respect to any reasonable requests made by the Acquiror to obtain an additional amendment to the Existing Credit Agreement not otherwise expressly contemplated by the Existing Credit Agreement Consent (the “Existing Credit Agreement Amendment”).
(b) Additionally, prior to the Closing, the Company shall, and shall cause the members of the Company Group and instruct its and their respective representatives to, in each case, use their reasonable best efforts to provide to the Acquiror with all customary cooperation or assistance as reasonably requested by the Acquiror in connection with any other Debt Financing. Without limiting the generality of the foregoing, such cooperation and assistance shall include using reasonable best efforts in (i) causing management of the Company and the Company Group, in each case, with appropriate seniority and expertise, to participate (including by teleconference or virtual meeting platforms) in a reasonable number of meetings, presentations, sessions and road shows with prospective lenders or rating agencies and rating agency and due diligence sessions (including customary one-on-one meetings with the parties acting as lead arrangers or agent for, and prospective lenders and purchasers of, the Debt Financing), (ii) providing reasonable and customary assistance with the preparation of materials for rating agency presentations, bank information memoranda (including, to the extent necessary, an additional bank information memoranda that does not contain material non-public information), marketing materials, investor presentations (including road shows) and similar documents required in connection with the Debt Financing, including executing customary authorization and representation letters in connection with the distribution of such materials, and providing reasonable cooperation with the due diligence efforts of the Debt Financing Sources (including providing access to documentation reasonably requested by the Debt Financing Sources), (iii) promptly, and in any event no later than five (5) Business Days prior to the Closing Date, providing all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, relating to the Company Group, in each case as reasonably requested by the Acquiror at least nine (9) Business Days prior to the Closing Date, (iv) furnishing the Acquiror and the Debt Financing Sources with financial and other information regarding the Company as may be reasonably requested by the Acquiror to obtain the Debt Financing, (v) reasonably assisting the Acquiror with the Acquiror’s preparation of pro forma financial statements and other financial information required to be included in any materials referred to in clause (ii) above related to the Debt Financing (it being understood that the Company shall not itself be responsible for the preparation of such pro forma financial information), (vi) reasonably assisting the Acquiror with the Acquiror’s preparation of the definitive agreements with respect to the Debt Financing, including (A) cooperating to facilitate the pledging of, granting of security interests in and obtaining perfection of any Liens on, collateral in connection with the Debt Financing, and causing officers of the Company Group who will be officers of the Company Group after the Closing, as applicable, to execute and deliver certificates and other documents as may reasonably be requested by the Acquiror or the Debt Financing Sources in connection with the Debt Financing (so long as such certificates and other documents will not be effective prior to the Closing) and (B) providing customary information and assistance necessary to assist the Acquiror and its counsel with obtaining any customary legal opinions required to be delivered in connection with the Debt Financing, (vii) attempting to ensure that any syndication effort benefits from any existing lending and investment banking relationship of the Company, (viii) taking all actions reasonably necessary in connection with the payoff and termination of any existing indebtedness of the Company Group on the Closing Date and the release of related Liens on the Closing Date (including obtaining customary payoff letters, lien terminations and other instruments of discharge), and (ix) causing the taking of corporate and organizational actions reasonably necessary to permit the completion of the Debt Financing.
(c) Notwithstanding anything in Section 6.6(a) or Section 6.6(b) to the contrary, (i) in no event shall the “reasonable best efforts” of the Company, any member of the Company Group or their respective representatives be deemed or construed to require such persons to, and such persons shall not be required to, provide such cooperation to the extent it would (A) interfere unreasonably with the business or operations of the Company Group, or (B) require the Company Group to take any action that would reasonably be expected to (x) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the organizational documents of any member of the Company Group and any applicable Laws, (y) cause any condition to the Closing set forth in this Agreement to fail to be satisfied or otherwise cause any breach of this Agreement that would provide the Acquiror the right to terminate this Agreement or (z) result in any employee, officer or director of such person incurring any personal liability (as opposed to any liability in his or her capacity as an officer of such person) with respect to any matters related to the Debt Financing, (ii) the Company Group shall not be required to take, or commit to take any action that is not contingent on Closing or that would be effective prior to the Closing, (iii) prior to the Closing, none of the officers, governing bodies or equity holders of any member of the Company Group shall be required to approve or adopt any Debt Financing or agreements related thereto that would be effective prior to the Closing, (iv) no member of the Company Group nor any of its representatives shall be required to execute or deliver any agreements, certificates, or instruments in connection with any Debt Financing (other than customary authorization letters) that would be effective prior to the Closing, (v) no member of the Company Group nor any of its representatives shall be required to provide any legal opinions, (vi) no member of the Company Group shall be required to pay any commitment or other similar fee or make any other payment (other than for reasonable out-of-pocket costs or expenses) or incur any other liability or provide or agree to provide any indemnity in connection with any Debt Financing or any of the foregoing prior to the Closing, (vii) no member of the Company Group shall be required to deliver any financial information which is not prepared in its ordinary course of business or which is otherwise already in the possession of the Acquiror, (viii) no member of the Company Group shall be required to provide access to or disclose information where the Company reasonably determines that such access or disclosure could jeopardize attorney-client privilege or contravene with any applicable Law (provided, that, the Company shall give notice to Acquiror of the fact that it is withholding information pursuant to this clause (viii) and, thereafter, the parties shall cooperate in good faith and use their respective commercially reasonable efforts to permit disclosure of such information in a manner that reasonably preserves such privilege or compliance with such confidentiality or sensitive obligation), and (ix) the Company shall not be required to waive or amend any terms of this Agreement.
(d) The Company hereby consents to the use of its and the Company Group’s logos in connection with the Debt Financing so long as such logos are used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company Group.
(e) Acquiror shall promptly, upon written request by the Company, reimburse the Company and any member of the Company Group for any reasonable and documented out-of-pocket expenses (including reasonable attorneys’ fees) incurred by any member of the Company Group in connection with the cooperation of the members of the Company Group contemplated by this Section 6.6. Acquiror shall indemnify and hold harmless each member of the Company Group from and against any and all liabilities suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith, except in the event such liabilities arose out of or result from (A) any material inaccuracy in any information provided by or on behalf of any member of the Company Group or (B) the gross negligence, fraud or willful misconduct or intentional misrepresentation or intentional breach of this Agreement by any member of the Company Group.

(f) All non-public or confidential information obtained by Acquiror, its Affiliates or any of their respective representatives pursuant to this Section 6.6 or otherwise in connection with the Debt Financing shall be kept confidential in accordance with the Confidentiality Agreement (it being understood that such information may be used and disclosed as necessary in the syndication of the Debt Financing; provided access to such information shall be provided subject to the acknowledgment and acceptance by the relevant recipient that such information is being disseminated on a confidential basis in accordance with market standards for dissemination of such type of information).
(g) If requested by the Acquiror no later than ten (10) Business Days prior to the Closing Date, the Company shall deliver to Acquiror an executed payoff letter in respect of the Existing Credit Agreement (the “Payoff Letter”), together with any applicable related lien release documentation and instruments, in each case, in customary form and including language (i) indicating the total amount required to be paid to fully satisfy all principal, interest, and any other monetary obligations then due and payable under the Existing Credit Agreement as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”), (ii) stating that, upon receipt of the Payoff Amount under such Payoff Letter, the Existing Credit Agreement and all related loan documents shall be automatically terminated (subject to customary survival provisions), as applicable, and (iii) providing that all Liens and all guarantees in connection therewith relating to the assets and properties of the Company or any of the Company’s Subsidiaries securing such obligations shall be released and terminated upon the payment of the Payoff Amount (subject to customary survival provisions and reinstatement language); provided that Acquiror shall not make such request unless and until it has obtained alternative Debt Financing in an amount equal to or greater than the amount under the Existing Credit Agreement (“Alternative Debt Financing”). Notwithstanding the foregoing, under no circumstances will the Company be obligated to pay any Payoff Amount prior to the later of (i) Closing and (ii) the effective date of the Alternative Debt Financing.
(h) The Company’s obligations under this Section 6.6 (other than Section 6.6(i)) are the sole obligations of the Company and its Affiliates with respect to the Debt Financing and no other provision of this Agreement shall be deemed to expand or modify such obligations. Notwithstanding anything to the contrary contained herein, it is understood and agreed that the condition precedent set forth in Section 9.2(b), as applied to the Company’s obligations under this Section 6.6 (other than Section 6.6(i)), shall be deemed satisfied unless: (i) the Acquiror fails to obtain the Debt Financing as a result of the Company’s willful and material breach of its obligations contained in this Section 6.6 (other than Section 6.6(i)), and (ii) the Existing Credit Agreement is unavailable or subject to mandatory prepayment pursuant to the terms thereof as of the Closing Date.
(i)  Substantially contemporaneously with the Closing, each of the Company and the Acquiror shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to enter into the amendments to the Existing Credit Agreement contemplated by the Existing Credit Agreement Consent.
Section 6.7 Pre-Closing Restructuring.
(a) Prior to the Closing, subject to applicable Law and solely in the case of the Clinactiv Distribution, the receipt of the Clinactiv Consent, the Company shall, or shall cause its Subsidiaries or Affiliates to, effect all distributions and shall take all such actions as are necessary so that the Pre-Closing Restructuring shall have been consummated prior to the Closing. If the Board of Directors of the Company determines in good faith that the Pre-Closing Restructuring may not be completed pursuant to applicable Law, then, subject to the approval of Acquiror (not to be unreasonably withheld or delayed), the Company shall, or shall cause its Subsidiaries or Affiliates to, use reasonable best efforts to effect the intent of the Pre-Closing Restructuring in an alternative manner permitted under applicable Law that does not subject Acquiror or its Subsidiaries to any material Tax.
(b) Prior to the Closing the Company shall, or shall cause its Subsidiaries or Affiliates to, use reasonable best efforts to obtain the Clinactiv Consent.
(c) To the extent the Clinactiv Distribution is not completed prior to the Closing, the Company agrees to (i) continue to use reasonable best efforts to obtain the Clinactiv Consent, and (ii) immediately following receipt of the Clinactiv Consent or upon the Clinactiv Consent no longer being required to consummate the Clinactiv Distribution, subject to applicable Law, distribute all of the outstanding equity interests of Clinactiv to Cedarwalk on substantially similar terms as proposed in the Clinactiv Distribution. For the avoidance of doubt, Cedarwalk shall be an express third-party beneficiary of this Section 6.7(c).

Section 6.8 Acquisition Proposals. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, the Company and its Subsidiaries shall not, and the Company shall instruct and use its reasonable best efforts to cause its Subsidiaries, Affiliates and their respective representatives, not to (a) solicit, initiate or knowingly participate in any negotiations with any Person with respect to, or knowingly provide any non-public information or data concerning the Company or any of the Company’s Subsidiaries to any Person relating to, an Acquisition Proposal or knowingly afford to any Person access to the business, properties, assets or personnel of the Company or any of the Company’s Subsidiaries in connection with an Acquisition Proposal, (b) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (c) grant any waiver, amendment or release under any confidentiality agreement executed in connection with an Acquisition Proposal or the anti-takeover Laws of any state, or (d) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal. From and after the date hereof, the Company shall, and shall instruct and use its reasonable best efforts to cause its officers and directors to, and the Company shall instruct and shall use its reasonable best efforts to cause its representatives, its Subsidiaries and Affiliates and their respective representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to any Acquisition Proposal (other than Acquiror and its representatives). From and after the date hereof, the Company shall promptly notify Acquiror if any Person makes any written proposal, offer or inquiry with respect to an Acquisition Proposal and provide Acquiror with a description of the material terms and conditions thereof to the extent that such disclosure would not result in breach of the Company’s confidentiality obligations that are in existence as of the date hereof.
Section 6.9 Lock-Up Agreements. Prior to the Closing, the Company shall cause the Lock-Up Shareholders to deliver, or cause to be delivered, to Acquiror copies of the Lock-Up Agreements duly executed by all such parties in form and substance reasonably satisfactory to Acquiror.
Section 6.10 280G Matters. Following the execution of this Agreement, and in all events prior to the Closing, the Company shall use its reasonable best efforts to obtain a waiver (a “280G Waiver”) from each Person who would otherwise be entitled to receive a “parachute payment”, as defined in Section 280G of the Code and as determined without regard to Section 280G(b)(4) or (5) of the Code (a “280G Payment”), in connection with the consummation of the transactions contemplated by this Agreement, pursuant to which each such Person will agree to forfeit such 280G Payment if the 280G Approval (as defined below) is not obtained, but solely to the extent required to avoid the imposition of a tax by virtue of the operation of Section 280G of the Code. Prior to Closing, the Company shall, in accordance with Section 280G(b)(5)(B) of the Code, submit to the shareholders of the Company for approval, by such number of shareholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code (such approval, the “280G Approval”), any payments and/or benefits that may, in connection with the transactions contemplated by this Agreement, separately or in the aggregate constitute 280G Payments. Written drafts of the form of 280G Waiver, the shareholder disclosure statement (including underlying calculations), the shareholder approval form and any other materials to be submitted to the Company’s shareholders will be provided to Acquiror, in advance of being distributed to such Person or the shareholders, for Acquiror’s review and comment (which review and comment shall not be unreasonably delayed, withheld or conditioned). If no payments and/or benefits could constitute 280G Payments in connection with the transactions contemplated by this Agreement, then the 280G Approval shall not be required. For the avoidance of doubt, the Closing is not contingent on the submission or adoption of such vote.
Section 6.11 Waldencast Ventures Guidelines. The Company hereby acknowledges and agrees that Acquiror has adopted the policies set forth on Exhibit K attached hereto.
ARTICLE VII.

COVENANTS OF ACQUIROR
Section 7.1 Employee Matters.
(a) As soon as reasonably practicable following the date hereof and in any event prior to the effective date of the Registration Statement, Acquiror shall approve and adopt, and submit for shareholder approval an equity incentive plan (the “Incentive Award Plan”) in a form determined by Acquiror. As soon as reasonably practicable following the date hereof and in no event later than the Closing Date, Acquiror shall provide the Company with the proposed form of the Incentive Award Plan and shall provide the Company a reasonable opportunity to review and provide comments to such form. As soon as practicable following the date that is sixty (60) days after the Closing and subject to applicable securities Laws, Acquiror shall file an effective registration statement on Form S-8 (or other applicable form) with respect to Acquiror Common Stock issuable under the Incentive Award Plan, and Acquiror shall use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Award Plan remain outstanding.
(b) For a period of twelve (12) months following the Closing Date, Acquiror shall provide, or shall cause its Affiliates to provide, each Continuing Employee with (i) an annual base salary or hourly wage rate, as applicable, that is no less favorable than the annual base salary or hourly wage rate, as applicable, provided to such Continuing Employee immediately prior to the Closing Date, (ii) target cash incentive opportunity that is no less favorable than the target cash incentive opportunity provided to such Continuing Employee immediately prior to the Closing Date and (iii) health, retirement, welfare and other employee and fringe benefits that are no less favorable, in the aggregate, than those provided to such Continuing Employee immediately prior to the Closing Date.
(c) For purposes of determining eligibility, vesting and participation and, for purposes of vacation, paid time off and severance benefits, benefit accrual, and for purposes of vacation, paid time off and severance benefits, under Acquiror’s and its Affiliates’ plans and programs providing employee benefits (including, without limitation, severance) to Continuing Employees after the Closing Date (the “Acquiror Benefit Plans”), each Continuing Employee shall be credited with his or her years of service with the Company (and its predecessors) prior to the Closing Date to the same extent as such Continuing Employee was (or would have been) entitled, before the Closing Date, to credit for such service under Company Benefit Plans, except to the extent providing such credit would result in any duplication of benefits. In addition, Acquiror shall cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Acquiror Benefit Plans; (ii) all pre-existing condition exclusions and actively-at-work requirements of such Acquiror Benefit Plan to be waived for such Continuing Employee and his or her covered dependents (except to the extent that such exclusions or requirements applied to the Continuing Employee under comparable Company Benefit Plans); and (iii) any co-payments, deductibles and other eligible expenses incurred by such Continuing Employee and/or his or her covered dependents during the plan year ending on the Closing Date to be credited for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year of each comparable Acquiror Benefit Plan (to the extent such credit would have been given under comparable Company Benefit Plans prior to the Closing).
(d) From and after the Closing Date, the Company shall not make any grants under the Company Stock Plan.
(e) Notwithstanding anything herein to the contrary, Acquiror, Merger Sub and the Company acknowledge and agree that all provisions contained in this Section 7.1 are included for the sole benefit of Acquiror and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of Acquiror, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.
Section 7.2 Trust Account Proceeds and Related Available Equity.
(a) Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice Acquiror shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Acquiror (a) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (b) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to Acquiror shareholders pursuant to the

Acquiror Share Redemptions, and (2) immediately thereafter, pay all remaining amounts then available in the Trust Account to Acquiror for immediate use, subject to this Agreement and the Trust Agreement and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.
Section 7.3 Nasdaq Listing. From the date hereof through the Effective Time, Acquiror shall ensure Acquiror remains listed as a public company on Nasdaq, and shall prepare and submit to Nasdaq a listing application, if required under Nasdaq rules, covering the shares of Domesticated Acquiror Common Stock and the Domesticated Acquiror Warrants issuable in the Merger and the Domestication, and shall use reasonable best efforts to obtain approval for the listing of such shares of the Acquiror Common Stock and Domesticated Acquiror Warrants, and the Company shall reasonably cooperate with Acquiror with respect to such listing.
Section 7.4 No Solicitation by Acquiror. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, Acquiror shall not, and shall use its reasonable best efforts to cause its Subsidiaries, Affiliates and their respective representatives, not to, without the prior written consent of the Company, (a) make any proposal or offer that constitutes a Business Combination Proposal if the Business Combination transaction underlying such proposal or offer is anticipated to be completed prior to or substantially concurrently with the transactions contemplated hereby, (b) initiate any discussions or negotiations with any Person with respect to a Business Combination Proposal if the Business Combination transaction underlying such discussions or negotiations is anticipated to be completed prior to or substantially concurrently with the transactions contemplated hereby, or (c) enter into any acquisition agreement, business combination agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal if the entering into such acquisition agreement, business combination agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal would delay, impede, frustrate or otherwise disrupt the consummation of the Merger or the Milk Transaction, in each case of clauses (a)–(c), other than (x) to or with the Company and its respective representatives, or (y) to or with Milk and its respective representatives; provided further, that in the case of each of clauses (a)-(c), Acquiror shall not, and shall cause such third-party in the relevant Business Combination transaction and each of their respective Affiliates and representatives not to, make any public announcement regarding such Business Combination transaction or take any action which could reasonably be expected to require any Person to make any such public announcement, in each case, without the consent of the Company. From and after the date hereof, Acquiror shall, and shall use its reasonable best efforts to cause its Subsidiaries, Affiliates and their respective representatives, to immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal that is anticipated to be completed prior to or substantially concurrently with the transactions contemplated hereby (other than with the Company, Milk and their respective representatives).
Section 7.5 Acquiror Conduct of Business.
(a) During the Interim Period, Acquiror shall, and shall cause its Subsidiaries, including Merger Sub, to, except otherwise as contemplated by this Agreement (including as contemplated by Section 7.11, the PIPE Investment, the Forward Purchase Transaction or in connection with the Domestication), the Ancillary Agreements, or the Milk Equity Purchase Agreement and the transaction contemplated hereby and thereby or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course and consistent with past practice. Without limiting the generality of the foregoing, except as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Acquiror shall not, and Acquiror shall cause its Subsidiaries, including Merger Sub, not to, except as otherwise contemplated by this Agreement (including as contemplated by the PIPE Investment, the Forward Purchase Transaction or in connection with the Domestication), the Ancillary Agreements, the Milk Equity Purchase Agreement and the transaction contemplated hereby and thereby or as required by Law:
(i) seek any approval from the Acquiror’s shareholders to change, modify or amend the Trust Agreement or the Governing Documents of Acquiror or Merger Sub, except (A) as contemplated by the Transaction Proposals or (B) as otherwise required by applicable Law;
(ii) except as contemplated by the Transaction Proposals, (A) make or declare any dividend or distribution to the shareholders of Acquiror or make any other distributions in respect of any of Acquiror’s or Merger Sub Common Stock, share capital or equity interests, (B) split, combine, reclassify or otherwise amend any terms of any shares or series of Acquiror’s or Merger Sub Common Stock or equity interests, or (C) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Acquiror or Merger Sub, other than a redemption of shares of Acquiror Class A Common Stock made as part of the Acquiror Share Redemptions;
(iii) (A) make or change any material election in respect of material Taxes, (B) materially amend, modify or otherwise change any filed material Tax Return, (C) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (D) enter into any “closing agreements” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign Law) with any Governmental Authority in respect of material Taxes, (E) settle any claim or assessment in respect of material Taxes, (F) affirmatively surrender or allow to expire any right to claim a refund of material Taxes or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);
(iv) other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Acquiror or Merger Sub (including, for the avoidance of doubt, (A) the Sponsor and (B) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);
(v) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, or guaranty any debt securities of another Person, other than any Indebtedness for borrowed money or guarantee (A) incurred in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $100,000.00, (B) incurred between Acquiror and Merger Sub;
(vi) incur, assume or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness, or guarantee any Indebtedness of another Person, or otherwise knowingly and purposefully incur, assume, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than fees and expenses for professional services incurred in support of the transactions contemplated by this Agreement and the Ancillary Agreements or in support of the ordinary course operations of Acquiror (which the parties agree shall include any Indebtedness in respect of any Working Capital Loan incurred in the ordinary course of business in an aggregate amount not to exceed $3,500,000.00, including amounts under Working Capital Loans outstanding as of the date hereof);
(vii) (A) issue any Acquiror Securities or securities exercisable for or convertible into Acquiror Securities, other than the issuance of the Obagi Stock Consideration, (B) grant any options, warrants or other equity-based awards with respect to Acquiror Securities not outstanding on the date hereof, or (C) amend, modify or waive any of the material terms or rights set forth in any Acquiror Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein;
(viii) enter into any agreement to do any action prohibited under this Section 7.5; or
(ix) amend or waive any provision of the Milk Equity Purchase Agreement, including the exhibits attached thereto, or any Ancillary Agreement (solely for purposes of this Section 7.5(ix) as such term is defined in the Milk Equity Purchase Agreement), or enter into any new agreements with Milk, the equityholders of Milk or any of their respective Affiliates, in each case, in a manner that is materially adverse to the Company or any of its Subsidiaries.
(b) During the Interim Period, Acquiror shall, and shall cause its Subsidiaries (including Merger Sub) to comply with, and continue performing under, as applicable, the Acquiror Governing Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or its Subsidiaries may be a party.

Section 7.6 [Reserved].
Section 7.7 Post-Closing Directors and Officers of Acquiror. Subject to the terms of the Acquiror Governing Documents, Acquiror shall take all such action within its power as may be necessary or appropriate such that immediately following the Effective Time:
(a) the Board of Directors of Acquiror shall consist of up to 9 directors (the final number of which shall be determined by Acquiror prior to the Closing), which shall initially include:
(i) one (1) director nominee to be designated by Cedarwalk, in its sole discretion, prior to the Closing; and
(ii) up to 8 director nominees to be designated by Acquiror, in its sole discretion, prior to the Closing.
(b) the Board of Directors of Acquiror shall have a majority of “independent” directors for the purposes of Nasdaq and each of whom shall serve in such capacity in accordance with the terms of the Governing Documents of Acquiror following the Effective Time;
(c) the initial officers of Acquiror shall be as set forth on Section 2.6(b) of the Acquiror Disclosure Letter (as may be updated by the Company prior to Closing following written notice to Acquiror), who shall serve in such capacity in accordance with the terms of the Acquiror Governing Documents following the Effective Time.
Section 7.8 Domestication. Subject to receipt of the Acquiror Shareholder Approval, prior to the Effective Time, Acquiror shall cause the Domestication to become effective, including by (a) completing and making and procuring all those filings required to be made with the Jersey Registrar in connection with the Domestication, (b) obtaining a certificate of continuance from the Jersey Registrar, (c) completing and making and procuring all those filings required to be made with the Cayman Registrar in connection with the Domestication and (d) obtaining a certificate of de-registration from the Cayman Registrar. In accordance with applicable Law, the Domestication shall provide that at the effective time of the Domestication, and without any further action on the part of any shareholder of Acquiror (other than the Acquiror Shareholder Approval), (i) each then issued and outstanding share of Acquiror Class A Common Stock shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Common Stock; (ii) each then issued and outstanding share of Acquiror Class B Common Stock shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Common Stock; (iii) each then issued and outstanding Cayman Acquiror Warrant shall convert automatically into a Domesticated Acquiror Warrant, pursuant to the Warrant Agreement; and (iv) each then issued and outstanding Cayman Acquiror Unit shall be cancelled and will convert automatically into a one share of Domesticated Acquiror Common Stock and one-third of one Domesticated Acquiror Warrant.
Section 7.9 Indemnification and Insurance.
(a) From and after the Effective Time, Acquiror and the Surviving Company agree that they shall indemnify and hold harmless each present and former director and officer of the (x) Company and each of its Subsidiaries (in each case, solely to the extent acting in their capacity as such and to the extent such activities are related to the business of the Company being acquired under this Agreement) (the “Company Indemnified Parties”) and (y) Acquiror and each of its Subsidiaries (the “Acquiror Indemnified Parties” together with the Company Indemnified Parties, the “D&O Indemnified Parties”), in each case, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Acquiror or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause its Subsidiaries to (i) maintain for a period of not less than six (6) years from the Effective Time provisions in its Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of Acquiror’s and its Subsidiaries’ former and current officers, directors and employees that are no less favorable to those Persons than the provisions of the Governing Documents of the Company, Acquiror or their respective Subsidiaries, as applicable, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, each of the covenants in this Section 7.9.
(b) For a period of six (6) years from the Effective Time, Acquiror shall or shall cause the Surviving Company to maintain in effect directors’ and officers’ liability, employment practices liability and fiduciary liability insurance covering those Persons who are currently covered by Acquiror’s, the Company’s and their respective Subsidiaries’ directors’ and officers’ liability, employment practices liability and fiduciary liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or representatives) on terms not less favorable to the insureds than the terms of such current insurance coverage, except that, in the case of each such insurance coverage, in no event shall Acquiror be required to pay an annual aggregate premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium payable by Acquiror or the Company, as applicable, for such insurance policy(ies) in effect on the date of this Agreement; provided, however, that Acquiror or the Surviving Company may cause coverage to be extended under the current directors’ and officers’ liability, employment practices liability and fiduciary liability insurance by obtaining six (6) year “tail” insurance containing terms not materially less favorable to the insureds than the terms of such current insurance coverage with respect to claims arising out of acts, omissions or events existing or occurring at or prior to the Effective Time. If any claim is asserted or made within such six (6) year period, any insurance required to be maintained under this Section 7.9 shall be continued in respect of such claim until the final disposition thereof. For the avoidance doubt, the Company shall, and shall use commercially reasonable best efforts to, cause each of its Subsidiaries to, reasonably cooperate with Acquiror in order to facilitate the procurement of such insurance.
(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.9 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on Acquiror and the Surviving Company and all successors and assigns of Acquiror and the Surviving Company. In the event that Acquiror or any of the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror and the Surviving Company shall ensure that proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Company shall succeed to the obligations set forth in this Section 7.9.
(d) On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Acquiror with the post-Closing directors and officers of Acquiror, which indemnification agreements shall continue to be effective following the Closing.
Section 7.10 Acquiror Public Filings. Except in connection with the matters set forth on Section 7.10 of the Acquiror Disclosure Letter, from the date hereof through the Effective Time, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.
Section 7.11 PIPE Subscriptions. Unless otherwise approved in writing by the Company (which approval shall not be unreasonably withheld, conditioned or delayed) and except for any of the following actions that would not increase conditionality, reduce the subscription amount under any Subscription Agreement, reduce the per share price under the Subscription Agreement or reduce or impair the rights of Acquiror under any Subscription Agreement, Acquiror shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, or any assignment or transfer of, any of the Initial Subscription Agreements, in each case, other than any assignment or transfer contemplated therein or not expressly prohibited thereby (without any further amendment, modification or waiver to such assignment or transfer provision) provided, that in the event of any such permitted assignment or transfer, the initial party to such Subscription Agreement shall remain bound by its obligations with respect thereto in the event that the transferee or assignee, as applicable, does not comply with its obligations pursuant thereto. Acquiror shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by each Subscription Agreement on the terms described therein, including using its reasonable best efforts to enforce its rights under such Subscription Agreement to cause the PIPE Investors to fund the applicable amount due under each respective Subscription Agreement in accordance with its terms. The parties also acknowledge that, following the execution of this Agreement and prior to the Closing, Acquiror may execute Subsequent Subscription Agreements with certain other investors. The parties further acknowledge that, following the execution of this Agreement and prior to the Closing, Acquiror may obtain additional financing (including equity financing, debt financing, convertible securities, exchangeable securities, hybrid financing or any combination thereof) from potential investors pursuant to agreements with certain other potential counterparties.
Section 7.12 Forward Purchase Agreements. Unless otherwise approved in writing by the Company (which approval shall not be unreasonably withheld, conditioned or delayed) and except for any of the following actions that would not increase conditionality, reduce the subscription amount under any Forward Purchase Agreement, reduce the per share price under any Forward Purchase Agreement or reduce or impair the rights of Acquiror under any Forward Purchase Agreement, Acquiror shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, or any assignment or transfer of, any of the Forward Purchase Agreements, in each case, other than any assignment or transfer contemplated therein (without any further amendment, modification or waiver to such assignment or transfer provision), provided, that in the event of any such permitted assignment or transfer, the initial party to such Forward Purchase Agreement shall remain bound by its obligations with respect thereto in the event that the transferee or assignee, as applicable, does not comply with its obligations pursuant thereto. Acquiror shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by each Forward Purchase Agreement on the terms described therein, including using its reasonable best efforts to enforce its rights under such Forward Purchase Agreement to cause the Forward Purchasers to fund the applicable amount due under each respective Forward Purchase Agreement in accordance with its terms.
Section 7.13 Milk Transaction. Acquiror shall (a) use reasonable best efforts to comply in all material respects with its obligations under the Milk Equity Purchase Agreement, subject to the terms and conditions thereof, and to ensure the consummation of the Milk Transaction; provided, however, that nothing herein shall modify Acquiror’s obligations under the Milk Equity Purchase Agreement and under no circumstances shall Acquiror be required to waive a closing condition in respect of the Milk Equity Purchase Agreement or to amend, or renegotiate the terms of, the Milk Equity Purchase Agreement in order to satisfy its obligations under this Section 7.13; and provided, further, that this Section 7.13 shall, in no manner, prevent, hinder or impair Acquiror’s exercise of its rights under, and in no event shall Acquiror be deemed to be not in compliance with its obligations under this Section 7.13, if Acquiror is not in breach of its obligations under the Milk Equity Purchase Agreement and (b) keep the Company reasonably apprised of the status of the matters relating to the completion of the Milk Transaction, including with respect to the satisfaction of the closing conditions in respect thereof.
Section 7.14 Shareholder Litigation. In the event that any litigation related to this Agreement, any Ancillary Agreement, the Milk Equity Purchase Agreement or the transactions contemplated hereby or thereby is brought, or, to the knowledge of Acquiror, threatened in writing, against Acquiror or the Board of Directors of Acquiror by any of Acquiror’s shareholders prior to the Closing, Acquiror shall reasonably consult with the Company with respect to such litigation and shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. Acquiror shall give due consideration to the Company’s advice with respect to such litigation.
ARTICLE VIII.

JOINT COVENANTS
Section 8.1 HSR Act; Other Filings.
(a) In connection with the transactions contemplated hereby, each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act. Each of the Company and Acquiror shall substantially comply with any Antitrust Information or Document Requests.
(b) Each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to

(i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any Legal Proceeding brought by an Antitrust Authority or any other Person, of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby.
(c) Acquiror shall cooperate in good faith with the Antitrust Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated hereby as soon as practicable (but in any event prior to the Agreement End Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Antitrust Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including, with the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned, delayed or denied), (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company or Acquiror or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company or Acquiror and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the Agreement End Date.
(d) With respect to the filing to be made pursuant to this Section 8.1 and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company and Acquiror shall (and, to the extent required, shall cause its controlled Affiliates to) (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary waiver, clearance, approval, consent, Permits, orders, authorization or Governmental Authorization under Laws prescribed or enforceable by any Governmental Authority for the transactions contemplated by this Agreement and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to Acquiror, and Acquiror shall promptly furnish to the Company, copies of any notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated hereby, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the transactions contemplated hereby; provided, that none of the parties shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the other parties. To the extent not prohibited by Law, the Company agrees to provide Acquiror and its counsel, and Acquiror agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, whether in person, by telephone, video conference, or otherwise, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.
(e) Each of the parties agree that the Company shall be responsible for and pay 33% and the Acquiror shall be responsible for and pay 50%, in each case, of the filing fees payable to the Antitrust Authorities in connection with the transactions contemplated hereby and by the Milk Equity Purchase Agreement (and each of the parties acknowledge that pursuant to the Milk Equity Purchase Agreement, the members of Milk will be responsible for and pay the remaining 17%).
Section 8.2 Preparation of Proxy Statement/Registration Statement; Shareholders’ Meeting and Approvals.
(a) Registration Statement and Prospectus.
(i) As promptly as practicable after the execution of this Agreement, (x) Acquiror and the Company shall jointly prepare and Acquiror shall, after receipt of the required PCAOB Financial Statements, file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to Acquiror’s shareholders relating to the Acquiror Shareholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) Acquiror shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries, Affiliates and their respective representatives to cooperate)) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of (A) the shares of Domesticated Acquiror Common Stock and Domesticated Acquiror Warrants to be issued in exchange for the issued and outstanding shares of Acquiror Class A Common Stock, Acquiror Class B Common Stock, and Acquiror Common Warrants, respectively, in the Domestication and (B) the shares of Domesticated Acquiror Common Stock that constitute the Obagi Stock Consideration (collectively, the “Registration Statement Securities”). Each of Acquiror and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Acquiror also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or shareholders as may be reasonably requested in connection with any such action. Each of Acquiror and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or their respective Subsidiaries to any regulatory authority (including Nasdaq) in connection with the Merger and the other transactions contemplated hereby (the “Offer Documents”). Acquiror will cause the Proxy Statement/Registration Statement to be mailed to Acquiror’s shareholders in each case promptly after the Registration Statement is declared effective under the Securities Act.
(ii) To the extent not prohibited by Law, Acquiror will advise the Company, reasonably promptly after Acquiror receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Acquiror shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, Acquiror shall provide the Company and their counsel with (A) any comments or other communications, whether written or oral, that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.
(iii) Each of Acquiror and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the Acquiror’s shareholders and at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
(iv) If at any time prior to the Effective Time any information relating to the Company, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Acquiror, which is required to be set forth in an amendment or supplement to the Proxy Statement or the

Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Acquiror’s shareholders.
(b) Acquiror Shareholder Approval. Acquiror shall (i) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (x) cause the Proxy Statement to be disseminated to Acquiror’s shareholders in compliance with applicable Law, (y) solely with respect to the following clause (1), duly (1) give notice of and (2) convene and hold a meeting of its shareholders (the “Acquiror Shareholders’ Meeting”) in accordance with the Acquiror’s Governing Documents and Nasdaq Listing Rule 5620(b) (such meeting to be held on a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective), and (z) solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Transaction Proposals, and (ii) provide its shareholders with the opportunity to elect to effect an Acquiror Share Redemption. Acquiror shall, through its Board of Directors, recommend to its shareholders the (A) adoption and approval of the Domestication, (B) approval of the change of Acquiror’s name to “Waldencast plc”, (C) amendment and restatement of the Acquiror Governing Documents, in substantially the form attached as Exhibit A to this Agreement (with such changes as may be agreed in writing by Acquiror and the Company) in connection with the Domestication, including any separate or unbundled proposals as are required to implement the foregoing, (D) the adoption and approval of this Agreement and all transactions contemplated hereby, (E) approval of the issuance of shares of Acquiror Common Stock in connection with the Merger, (F) approval of the adoption by Acquiror of the Incentive Award Plan, (G) the election of directors effective as of the Closing as contemplated by Section 7.7, (H) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (I) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transactions contemplated hereby or related to the Milk Equity Purchase Agreement and the transaction contemplated thereby, and (J) adjournment of the Acquiror Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing or for other matters (such proposals in (A) through (J), together, the “Transaction Proposals”), and include such recommendation in the Proxy Statement. The Board of Directors of Acquiror shall not withdraw, amend, qualify or modify its unanimous recommendation to the shareholders of Acquiror described in the Recitals hereto that they vote in favor of the Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the shareholders of Acquiror, a “Modification in Recommendation”). To the fullest extent permitted by applicable Law, (x) Acquiror’s obligations to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting shall not be affected by any Modification in Recommendation, (y) Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting and submit for approval the Transaction Proposals and (z) Acquiror agrees that if the Acquiror Shareholder Approval shall not have been obtained at any such Acquiror Shareholders’ Meeting, then Acquiror shall promptly continue to take all such necessary actions, including the actions required by this Section 8.2(b), and hold additional Acquiror Shareholders’ Meetings in order to obtain the Acquiror Shareholder Approval. Acquiror may only adjourn the Acquiror Shareholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Acquiror Shareholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by shareholders of Acquiror prior to the Acquiror Shareholders’ Meeting; provided, that, without the consent of the Company, the Acquiror Shareholders’ Meeting (x) may not be adjourned to a date that is more than fifteen (15) days after the date for which the Acquiror Shareholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than three (3) Business Days prior to the Agreement End Date. Acquiror agrees that it shall provide the holders of shares of Acquiror Class A Common Stock the opportunity to elect redemption of such shares of Acquiror Class A Common Stock in connection with the Acquiror Shareholders’ Meeting, as required by the Acquiror Governing Documents.

(c) Company Shareholder Approval. Upon the terms set forth in this Agreement, the Company shall (i) use its best efforts to solicit and obtain the Company Shareholder Approval in the form of an irrevocable written consent (the “Written Consent”) of the Requisite Company Shareholder (pursuant to the Company Shareholder Support Agreement) promptly following the time at which the Registration Statement shall have been declared effective under the Securities Act and delivered or otherwise made available to shareholders, but in any event no later than two (2) Business Days after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to shareholders, or (ii) in the event the Company determines it is not able to obtain the Written Consent, the Company shall duly convene a meeting of the shareholders of the Company for the purpose of voting solely upon the adoption of this Agreement, the other agreements contemplated hereby and the transactions contemplated hereby and thereby, including the Merger and Plan of Merger, promptly after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to shareholders, but in any event no later than two (2) Business Days after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to shareholders. The Company shall (x) if required under clause (ii) above, obtain the Company Shareholder Approval at such meeting of the shareholders of the Company and (y) take all other action necessary or advisable to secure the Company Shareholder Approval promptly after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to shareholders, but in any event no later than two (2) Business Days after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to shareholders.
Section 8.3 Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, Acquiror and the Company shall each, and each shall cause its Subsidiaries to (a) use reasonable best efforts to obtain all material consents and approvals of third parties (including any Governmental Authority) that any of Acquiror, or the Company or their respective Affiliates are required to obtain in order to consummate the Merger, and (b) take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable. Notwithstanding anything to the contrary contained herein, no action taken by the Company in compliance with this Section 8.3 will constitute a breach of Section 6.1.
Section 8.4 Section 16 Matters. Prior to the Effective Time, each of the Company and Acquiror shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of shares of the Company Common Stock or acquisitions of Acquiror Common Shares (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated hereby to be exempt under Rule B-3 promulgated under the Exchange Act.
Section 8.5 Cooperation.
(a) Prior to Closing, each of the Company and Acquiror shall, and each of them shall cause its respective Subsidiaries (as applicable) and, in the case of the Company, shall use commercially reasonable efforts to cause its Affiliates, and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, reasonably cooperate in a timely manner in connection with any equity financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by this Agreement, including the PIPE Investment (it being understood and agreed that the consummation of any such equity financing by the Company or Acquiror shall be subject to the parties’ mutual agreement), including (if mutually agreed by the parties) (a) by providing such information and assistance as the other party may reasonably request (including by providing such cooperation and assistance as may be reasonably requested in connection with the preparation of any investor presentations or other offering materials in connection with the PIPE Investment), (b) granting such access to the other party and its representatives as may be reasonably necessary for their due diligence, and (c) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such equity financing efforts (including direct contact between senior management and other representatives of the Company and its Subsidiaries at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, Acquiror, or their respective auditors.

(b) From the date of the announcement of this Agreement or the transactions contemplated hereby (pursuant to any applicable public communication made in compliance with Section 11.12), until the Closing Date, Acquiror shall instruct its financial advisors to keep the Company and its financial advisors reasonably informed with respect to the PIPE Investment and any changes in the rotation of the Acquiror Common Shares during such period, including by (i) providing regular updates and (ii) reasonably consulting and cooperating with, and considering in good faith any feedback from, the Company or its financial advisors with respect to such matters; provided, that each of Acquiror and the Company acknowledges and agrees that Acquiror’s and the Company’s respective financial advisors shall be entitled to the fees and reimbursements with respect to the PIPE set forth in the letter agreements, dated October 29, November 1 and November 5, 2021, respectively, between the Acquiror and the applicable financial advisor.
(c) The Company and Acquiror shall use commercially reasonable efforts (and cause any of their respective Subsidiaries to use commercially reasonable efforts) to cooperate to restructure the transactions contemplated hereby upon (i) a change in facts or circumstances or (ii) a change in Tax Law (including, for the avoidance of doubt, a change in Tax Law made pursuant to a legislative proposal set forth prior to the execution of this Agreement) that, in either case, together with the transactions contemplated by this Agreement (including transactions pursuant to or contemplated by the Milk Equity Purchase Agreement), could reasonably be expected to result in Acquiror being treated as an entity classified as a domestic corporation for U.S. federal income tax purposes by reason of Section 7874 of the Code (or Treasury Regulations promulgated thereunder), any successor provision, or otherwise under applicable Tax Law.
ARTICLE IX.

CONDITIONS TO OBLIGATIONS
Section 9.1 Conditions to Obligations of Acquiror, Merger Sub and the Company. The obligations of Acquiror, Merger Sub and the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following conditions, any one or more of which may (to the extent permitted by applicable Law) be waived in writing by all of such parties:
(a) The Acquiror Shareholder Approval shall have been obtained;
(b) The Company Shareholder Approval shall have been obtained;
(c) The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;
(d) The waiting period or periods under the HSR Act applicable to the transactions contemplated by this Agreement and the Ancillary Agreements shall have been obtained, expired or been terminated, as applicable;
(e) There shall not (i) be in force any Governmental Order enjoining or otherwise prohibiting the consummation of the Merger in the Governing Jurisdictions; provided, that the Governmental Authority issuing such Governmental Order has jurisdiction over the parties hereto with respect to the transactions contemplated hereby, or (ii) have been adopted any Law or regulation in the Governing Jurisdictions that would result in the consummation of the Merger being illegal or otherwise prohibited;
(f) All closing conditions in the Milk Equity Purchase Agreement shall have been satisfied prior to, or will occur substantially concurrently with or immediately following, Closing, and the transactions contemplated under the Milk Equity Purchase Agreement will occur immediately following Closing;
(g) Acquiror shall have at least $5,000,001.00 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Investment Amount and the Forward Purchase Amount, in each case, actually received by Acquiror prior to or substantially concurrently with the Closing);
(h) The shares of Domesticated Acquiror Common Stock to be issued in connection with the Merger shall have been approved for listing on Nasdaq; and
(i) The Obagi China Distribution shall have been completed.

Section 9.2 Conditions to Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror and Merger Sub:
(a) (i) The representations and warranties of the Company contained in the first and second sentences of Section 4.6(a) and the first sentence of Section 4.6(c) shall be true and correct in all but de minimis respects as of the Closing Date as though made on and as of such date (or in the case of representations and warranties that address matters only as of a particular date, as of such date), (ii) the Company Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effects and Company Material Adverse Effects or any similar qualifications or exceptions) shall be true and correct in all material respects, in each case, as of the Closing Date as though made on and as of such date (or in the case of representations and warranties that address matters only as of a particular date, as of such date), and (iii) each of the representations and warranties of the Company contained in this Agreement other than the Company Fundamental Representations, the representations and warranties referenced in Section 9.2(a)(i) and the representation and warranty referenced in Section 4.22 (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the date of the Closing Date as though made on and as of such date, (or in the case of representations and warranties that address matters only as of a particular date, as of such date) except for, in each case, inaccuracies or omissions that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;
(b) Each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects; and
(c) Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect that is continuing.
Section 9.3 Conditions to the Obligations of the Company. The obligation of the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:
(a) (i) The representations and warranties of Acquiror contained in Section 5.12 (other than the representations and warranties set forth in Section 5.12(e) and Section 5.12(f)) shall be true and correct in all but de minimis respects as of the Closing Date as though made on and as of such date (or in the case of representations and warranties that address matters only as of a particular date, as of such date), (ii) the Acquiror Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effects and Company Material Adverse Effects or any similar qualifications or exceptions) shall be true and correct in all material respects, in each case, as of the Closing Date (or in the case of representations and warranties that address matters only as of a particular date, as of such date), and (iii) each of the representations and warranties of Acquiror contained in this Agreement other than the Acquiror Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality and material adverse effect or any similar qualification or exception) shall be true and correct as of the Closing Date as though made on and as of such date (or in the case of representations and warranties that address matters only as of a particular date, as of such date), except for, in each case, inaccuracies or omissions that have not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Acquiror or Acquiror’s ability to consummate the transactions contemplated by this Agreement;
(b) Each of the covenants of Acquiror to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects;
(c) The Obagi Cash Consideration is equal to or greater than $327,500,000.00 minus the Company Transaction Expenses Overage.
(d) Acquiror shall receive after completion of the transactions contemplated hereby an amount of cash equal to or exceeding the Minimum Available Acquiror Cash Amount.

(e) The Domestication shall have been completed as provided in Section 7.8, including that the deregistration of Acquiror in the Cayman Islands shall have been filed with the Cayman Registrar and a copy of the certificate of continuance issued by the Jersey Registrar in relation thereto shall have been delivered to the Company.
Section 9.4 Frustration of Closing Conditions. No party hereto may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by such party’s breach.
ARTICLE X.

TERMINATION/EFFECTIVENESS
Section 10.1 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:
(a) by the mutual written consent of the Company and Acquiror;
(b) by the Company or Acquiror if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making the consummation of the Merger illegal or otherwise prohibiting consummation of the Merger in the Governing Jurisdictions, or if there shall be adopted following the date hereof any Law or regulation that would result in the consummation of the Merger being illegal or otherwise prohibited in the Governing Jurisdictions;
(c) by the Company or Acquiror if the Acquiror Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Acquiror Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;
(d) by the Company if there has been a Modification in Recommendation;
(e) by the Acquiror or the Company if the Milk Equity Purchase Agreement is terminated;
(f) prior to the Closing, by Acquiror by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts prior to the end of the period ending on the date that is the earlier of (A) thirty (30) days after receipt by the Company of notice from Acquiror of such breach or (B) three (3) Business Days prior to the Agreement End Date (as defined below) (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or prior to August 15, 2022 (the “Agreement End Date”), unless Acquiror is in material breach hereof; provided, however, that if, as of the Agreement End Date, all of the conditions to the Closing have been satisfied or, if permissible, waived other than any of the conditions set forth in Section 9.1(e) (to the extent relating to the subject of Section 9.1(c) or Section 9.1(d)), Section 9.1(c) or Section 9.1(d) and those conditions that by their nature are to be satisfied at the Closing, then Acquiror shall have the right to, by providing written notice to the Company prior to the Agreement End Date, extend the Agreement End Date for one period of three (3) months;
(g) by Acquiror if the Company Shareholder Approval shall not have been obtained within two (2) Business Days after the Registration Statement has been declared effective by the SEC and delivered or otherwise made available to shareholders; or
(h) prior to the Closing, by the Company by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, such that the conditions specified in Section 9.3(a) and Section 9.3(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its commercially reasonable efforts prior to the end of the period ending on the date that is the earlier of (A) thirty (30) days after receipt by Acquiror of notice from the Company of such breach or (B) three (3) Business Days prior to the Agreement End Date (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period or (ii) the Closing has not occurred on or prior to the Agreement End Date, unless the Company is in material breach hereof; provided, however, that if, as of the Agreement End Date, all of the conditions to the Closing have been satisfied or, if permissible, waived other than any of the conditions set forth in Section 9.1(e) (to the extent relating to the subject of Section 9.1(c) or Section 9.1(d)), Section 9.1(c) or Section 9.1(d), and those conditions that by their nature are to be satisfied at the Closing, then Company shall have the right to, by providing written notice to the Acquiror prior to the Agreement End Date, extend the Agreement End Date for one period of three (3) months.
Section 10.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or shareholders, other than liability of the Company, Acquiror or Merger Sub, as the case may be, for any willful and material breach of this Agreement occurring prior to such termination or actual fraud, except that the provisions of this Section 10.2 and Article XI and the Confidentiality Agreement shall survive any termination of this Agreement.
ARTICLE XI.

MISCELLANEOUS
Section 11.1 Trust Account Waiver. The Company acknowledges that Acquiror is a blank check company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the prospectus dated March 18, 2021 (the “Prospectus”) available at www.sec.gov, substantially all of Acquiror’s assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in the trust account for the benefit of Acquiror, certain of its public shareholders and the underwriters of Acquiror’s initial public offering (the “Trust Account”). The Company acknowledges that it has been advised by Acquiror that, except with respect to interest earned on the funds held in the Trust Account that may be released to Acquiror to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (a) if Acquiror completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus; (b) if Acquiror fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Acquiror in limited amounts to permit Acquiror to pay the costs and expenses of its liquidation and dissolution, and then to Acquiror’s public shareholders; and (c) if Acquiror holds a shareholder vote to amend Acquiror’s amended and restated memorandum and articles of association (i) to modify the substance or timing of the obligation to allow for the redemption of any Acquiror Common Shares in connection with a Business Combination or to redeem 100% of Acquiror Common Shares if Acquiror fails to complete a Business Combination within the allotted time period or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity, then for the redemption of any Acquiror Common Shares properly tendered in connection with such vote. For and in consideration of Acquiror entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind it has or may have in the future in or to any monies in the Trust Account and agrees it shall not have the right of setoff and that it shall not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with Acquiror; provided, that (x) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Acquiror for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for Acquiror to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Acquiror Share Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Acquiror’s ability to fulfill its obligation to effectuate the Acquiror Share Redemptions, or for fraud and (y) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).
Section 11.2 Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors, Board of Managers, Managing Member or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 11.3 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:
(a)	If to Acquiror or Merger Sub, to:
Waldencast Acquisition Corp.
10 Bank Street, Suite 560,
White Plains, New York 10606
	Attention:	Tassilo Festetics
	Email:	tassilo@waldencast.com

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
	Attention:	Paul T. Schnell
Maxim Mayer-Cesiano
	Email:	paul.schnell@skadden.com
maxim.mayercesiano@skadden.com

(b)	If to the Company prior to the Closing, or to the Surviving Company after the Effective Time, to:

Obagi Global Holdings Limited
3760 Kilroy Airport Way, Suite 500
Long Beach, CA 90806
	Attention:	Jaime Castle, President
Sue Collins, General Counsel
	Email:	jaimec@obagi.com
suec@obagi.com

with copies to (which shall not constitute notice):

Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, CA 92626
	Attention:	Scott Shean
Andrew Clark
	Email:	scott.shean@lw.com
andrew.clark@lw.com
or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.
Section 11.4 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.
Section 11.5 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that (i) the D&O Indemnified Parties and the past, present and future directors, managers, officers, employees, incorporators, members, partners, shareholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.16 and (ii) Cedarwalk is an intended third-party beneficiary of, and may enforce, Section 6.7(c).
Section 11.6 Expenses. Except as otherwise set forth in this Agreement, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants; provided, that if the Closing shall occur, Acquiror shall (x) pay or cause to be paid, the Company Transaction Expenses, and (y) pay or cause to be paid, the Acquiror Transaction Expenses, in each of case (x) and (y), in accordance with Section 2.4(c). For the avoidance of doubt, subject to Section 2.4(c), any payments to be made (or to cause to be made) by Acquiror pursuant to this Section 11.6 shall be paid upon consummation of the Merger and release of proceeds from the Trust Account.
Section 11.7 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction, provided, that to the extent applicable, (i) the effects of the Merger shall be governed by and in accordance with the laws of the Cayman Islands and (ii) the effects of the Domestication shall be governed by and in accordance with the laws of the Cayman Islands and Jersey, as applicable.
Section 11.8 Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Section 11.9 Company and Acquiror Disclosure Letters. The Company Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and/or the Acquiror Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure (even if not expressly stated) that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.
Section 11.10 Entire Agreement. (i) This Agreement (together with the Company Disclosure Letter and the Acquiror Disclosure Letter), (ii) the Sponsor Support Agreement and Company Shareholder Support Agreement, (iii) the Confidentiality Agreement, dated as of May 27, 2021, between Acquiror and Obagi Cosmeceuticals LLC, as amended by the Confidentiality Agreement Side Letter, dated as of September 1, 2021, between Acquiror and Obagi Cosmeceuticals LLC (the “Confidentiality Agreement”), (iv) the Registration Rights Agreement, (v) the Obagi China Distribution Agreement, (vi) the Clinactiv Distribution Agreement, (vii) the TSA, (viii) the Supply Agreement, (ix) the License Agreement, (x) the Obagi License Letter Agreement, (xi) the Investor Rights Agreement and (xii) the Lock-Up Agreement (the agreements set forth in clauses (ii)-(xii), collectively, the “Ancillary Agreements”) constitute the entire agreement among the parties to this Agreement relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.

Section 11.11 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.
Section 11.12 Publicity.
(a) All press releases or other public communications relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Acquiror and the Company, which approval shall not be unreasonably withheld by any party; provided, that no party shall be required to obtain consent pursuant to this Section 11.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.12(a).
(b) The restriction in Section 11.12(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing. Disclosures resulting from the parties’ efforts to obtain approval or early termination under the HSR Act and to make any relating filing shall be deemed not to violate this Section 11.12.
Section 11.13 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.
Section 11.14 Jurisdiction; Waiver of Jury Trial.
(a) Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 11.14.
(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 11.15 Enforcement. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled, without the requirement for proof of damages, to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 11.16 Non-Recourse. Except in the case of claims against a Person in respect of such Person’s actual fraud:
(a) Solely with respect to the Company, Acquiror and Merger Sub, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Company, Acquiror and Merger Sub as named parties hereto; and
(b) except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party hereto) or to the extent party to and as expressly contemplated by (and applicable to and subject to the terms of) any Ancillary Agreement, (i) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the Company, Acquiror or Merger Sub and (ii) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.
Section 11.17 Non-Survival of Representations, Warranties and Covenants. Except (x) as otherwise contemplated by Section 10.2 or (y) in the case of claims against a Person in respect of such Person’s actual fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI.
Section 11.18 Conflicts and Privilege.
(a) Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Company), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among the Sponsor, the shareholders or holders of other equity interests of Acquiror or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Company) (collectively, the “Acquiror Group”), on the one hand, and the Surviving Company and/or any member of the Company Group, on the other hand, any legal counsel (including Skadden, Arps, Slate, Meagher & Flom LLP) that represented Acquiror and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the Acquiror Group in such dispute even though the interests of such Persons may be directly adverse to the Acquiror or the Surviving Company, and even though such counsel may have represented Acquiror in a matter substantially related to such dispute, or may be handling ongoing matters for Acquiror, the Sponsor and/or any other member of the Acquiror Group. Acquiror and the Company further agree that, as to all legally privileged communications prior to the Closing between or among any legal counsel (including Skadden, Arps, Slate, Meagher & Flom LLP) that represented Acquiror, the Sponsor and/or any other member of the Acquiror Group prior to the Closing and any one or more such Persons that relate in any way to the transactions contemplated hereby, the attorney/client privilege and the expectation of client confidence belongs to the Acquiror Group and shall be controlled by the Acquiror Group, and shall not pass to or be claimed or controlled by Acquiror (after giving effect to the Closing) and the Company. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Acquiror, the Sponsor and/or any other member of the Acquiror Group (in any capacity) under a common interest agreement shall remain the privileged communications or information of the Surviving Company.
(b) Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Company) hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among the shareholders or holders of other equity interests of the Company and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Company) (collectively, the “Company Group”), on the one hand, and the Surviving Company and/or any member of the Acquiror Group, on the other hand, any legal counsel (including Latham & Watkins LLP and Nixon Peabody LLP) that represented the Company prior to the Closing may represent any member of the Company Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Company, and even though such counsel may have represented Acquiror and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Company. Acquiror and the Company further agree that, as to all legally privileged communications prior to the Closing between or among any legal counsel (including Latham & Watkins LLP and Nixon Peabody LLP) that represented the Company prior to the Closing and any one or more such Persons that relate in any way to the transactions contemplated hereby, the attorney/client privilege and the expectation of client confidence belongs to the Company Group and shall be controlled by the Company Group, and shall not pass to or be claimed or controlled by the Acquiror (after giving effect to the Closing) or the Company. Notwithstanding the foregoing, any privileged communications or information shared by Acquiror prior to the Closing with any member of the Company Group under a common interest agreement shall remain the privileged communications or information of the Surviving Company.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.
WALDENCAST ACQUISITION CORP.

By:	/s/ Michel Brousset
	Name:	Michel Brousset
	Title:	Chief Executive Officer

OBAGI MERGER SUB, INC.

By:	/s/ Michel Brousset
	Name:	Michel Brousset
	Title:	Director

OBAGI GLOBAL HOLDINGS LIMITED

By:	/s/ Jaime Castle
	Name:	Jaime Castle
	Title:	Authorized Representative
[Signature Page to Agreement and Plan of Merger]

Annex B
EQUITY PURCHASE AGREEMENT

by and among

WALDENCAST ACQUISITION CORP.,

WALDENCAST PARTNERS LP,

OBAGI HOLDCO 1 LIMITED,

MILK MAKEUP LLC,

THE MEMBERS LISTED HEREIN,

and

THE EQUITYHOLDER REPRESENTATIVE

dated as of November 15, 2021

B-i

B-ii

B-iii

Appendices
Appendix A	Members
Appendix B	Pre-Closing Milk Restructuring
Appendix C	Milk Closing Cash Bonus Reduction Amount Individuals
Exhibits
Exhibit A	Term Sheet for Acquiror Memorandum and Articles of Association
Exhibit B	Form of Registration Rights Agreement
Exhibit C	Form of Lock-Up Agreement
Exhibit D	Term Sheet for Amended and Restated Waldencast Partners LP Agreement
Exhibit E	Form of Subscription Agreement
Exhibit F	Waldencast Ventures Guidelines
B-iv

EQUITY PURCHASE AGREEMENT
This Equity Purchase Agreement, dated as of November 15, 2021 (this “Agreement”), is made and entered into by and among Waldencast Acquisition Corp., a Cayman Islands exempted company limited by shares (which shall migrate and domesticate as a public limited company incorporated under the Laws of Jersey prior to the Closing (as defined below)) (“Acquiror”), Obagi Holdco 1 Limited, a limited company incorporated under the laws of Jersey (“Holdco Purchaser”), Waldencast Partners LP, a Cayman Islands exempted limited partnership (“Acquiror LP”, and together with Holdco Purchaser, the “Purchasers”), Milk Makeup LLC, a Delaware limited liability company (the “Company”), and the members of the Company, listed on Appendix A and signatories hereto (the “Members”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative, agent and attorney-in-fact of the Members (“Equityholder Representative”).
RECITALS
WHEREAS, Acquiror is a blank check company incorporated as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities;
WHEREAS, (i) Acquiror formed Holdco Purchaser and Holdco Purchaser is a direct wholly owned subsidiary of Acquiror, (ii) Holdco Purchaser formed Acquiror LP and is the general partner of Acquiror LP and Acquiror is the sole limited partner of Acquiror LP, and (iii) Acquiror LP is, and has been at all times since its formation, treated as other than an association taxable as a corporation for U.S. federal and applicable state and local income Tax purposes;
WHEREAS, prior to the Closing (as defined below) and subject to the conditions of this Agreement, Acquiror shall migrate and domesticate by way of continuance as a Jersey public limited company and deregistration in the Cayman Islands in accordance with Part 18C of the Companies (Jersey) Law 1991, as amended (“Jersey Companies Law”) and Companies Act (As Revised) of the Cayman Islands (the “Cayman Act”) (the “Domestication”);
WHEREAS, concurrently with the Domestication, Acquiror shall file a memorandum and articles of association with the Jersey Registrar (as defined below) in a form to be agreed upon by the Company and Acquiror and with the terms set forth on Exhibit A hereto (with such changes as may be agreed in writing by the Company and Acquiror);
WHEREAS, in connection with the Domestication, (i) each then issued and outstanding share of Acquiror Class A Common Stock (as defined below) shall convert automatically, on a one-for-one basis, into an ordinary share, par value $0.0001, per share of Acquiror (after its domestication as a company incorporated in Jersey) (“Domesticated Acquiror Common Stock”); (ii) each then issued and outstanding share of Acquiror Class B Common Stock (as defined below) shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Common Stock; (iii) each then issued and outstanding warrant of Acquiror (“Cayman Acquiror Warrant”) shall convert automatically into a warrant to acquire one share of Domesticated Acquiror Common Stock (“Domesticated Acquiror Warrant”), pursuant to the Warrant Agreement; (iv) each then issued and outstanding unit of Acquiror (the “Cayman Acquiror Units”) shall be cancelled and will entitle the holder thereof to one share of Domesticated Acquiror Common Stock and one-third of one Domesticated Acquiror Warrant; and (v) after its domestication as a public limited company incorporated in Jersey, Acquiror shall immediately be renamed “Waldencast plc”;
WHEREAS, upon the terms and subject to the conditions of this Agreement, effective as of the Effective Time, each Company Option (as defined below) that is outstanding immediately prior to the Effective Time will be converted into an Acquiror Option (as defined below);
WHEREAS, upon the terms and subject to the conditions of this Agreement, effective as of the Effective Time, each Company UAR (as defined below) that is outstanding immediately prior to the Effective Time will be converted into an Acquiror SAR (as defined below);
WHEREAS, (i) the Company Common Members collectively, own all of the issued and outstanding Company Common Units (as defined below) and the Company Preferred Members, own all of the issued and outstanding Company Preferred Units (as defined below) (the Company Common Units and the Company Preferred Units, collectively, the “Membership Units”), (ii) the Company Warrantholders (as defined below) are the owners of all of the issued and outstanding warrants to acquire Membership Units (the “Company Warrants”) and (iii) the holders of the Company Options and Company UARs (together with the Company Common Members, the Company Preferred Members, and the Company Warrantholders, the “Company Equityholders”) are the owners of all of the issued and outstanding Company Awards (as defined below, and Company UARs together with the Membership

Units and the Company Warrants, the “Company Equity Interests”); and all of such Company Equity Interests represent 100% of the securities, whether equity or debt, or the right to acquire such securities, in the Company;
WHEREAS, upon the terms and subject to the conditions of this Agreement, effective as of the Effective Time, each Company Warrant (as defined below) that is outstanding immediately prior to the Effective Time will be treated in accordance with its terms;
WHEREAS, prior to the Closing, the Members will carry out the Pre-Closing Milk Restructuring (as defined below);
WHEREAS, prior to the Closing, Acquiror and Holdco Purchaser will carry out the Acquiror LP Restructuring;
WHEREAS, upon the terms and subject to the conditions of this Agreement, the Purchasers will acquire from the Members and the Members will sell to the Purchasers all of the issued and outstanding Membership Units which represent 100% of the issued and outstanding membership interests of the Company in exchange for the Milk Cash Consideration (as defined below), the Milk Equity Consideration (as defined below) and the Domesticated Acquiror Non-Economic Common Stock (the “Milk Transaction”);
WHEREAS, (i) Holdco Purchaser formed Obagi Holdco 2 Limited, a limited company incorporated under the laws of Jersey (“Obagi Holdco 2”) and Obagi Holdco 2 is the direct Subsidiary of Holdco Purchaser and (ii) Obagi Holdco 2 formed Obagi Merger Sub, Inc. a Cayman Islands exempted company limited by shares (“Obagi Merger Sub”) and Obagi Merger Sub is a direct Subsidiary of Obagi Holdco 2;
WHEREAS, upon the terms and subject to the conditions of the Merger Agreement (the “Obagi Merger Agreement”), dated as of the date hereof, by and among Acquiror, Obagi Merger Sub and Obagi Global Holdings Limited (“Obagi”), immediately prior to the consummation of the Milk Transaction, Obagi Merger Sub will merge with and into Obagi, the separate corporate existence of Obagi Merger Sub will cease and Obagi will be the surviving company and a direct wholly owned subsidiary of Obagi Holdco 2 and an indirect wholly owned subsidiary of Acquiror (the “Merger”);
WHEREAS, immediately following the consummation of the Milk Transaction, Holdco Purchaser shall contribute its equity interests in (a) the Company to Acquiror LP in exchange for limited partnership units in Acquiror LP and (b) Obagi Holdco 2 in exchange for limited partnership units in Acquiror LP (the “Up-C Contributions”);
WHEREAS, the Board of Directors of Acquiror has (i) determined that it is in the Acquiror’s best interests to enter into this Agreement and the documents contemplated hereby, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (iii) recommended the adoption and approval of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby by Acquiror’s shareholders;
WHEREAS, in furtherance of the Milk Transaction and in accordance with the terms hereof, Acquiror shall provide an opportunity to its shareholders to have their outstanding shares of Acquiror Common Stock redeemed on the terms and subject to the conditions set forth in this Agreement and Acquiror’s amended and restated memorandum and articles of association (as the same may be amended from time to time as permitted hereby prior to the Domestication, the “Acquiror Governing Documents”) in connection with obtaining the Acquiror Shareholder Approval (as defined below);
WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor has executed and delivered to the Company the Sponsor Support Agreement (as defined below) pursuant to which the Sponsor has agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;
WHEREAS, on or prior to the date hereof, Acquiror entered into the Initial Subscription Agreements (as defined below) with PIPE Investors (as defined below) pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors agreed to subscribe for and purchase, and Acquiror has agreed to issue and sell to the PIPE Investors, the aggregate number of shares of Domesticated Acquiror Common Stock provided in the Initial Subscription Agreements, such purchases (together with any purchases pursuant to the Subsequent Subscription Agreements (as defined below)) to be consummated immediately prior to or substantially concurrently with the Closing;

WHEREAS, (a) Acquiror, the Sponsor and Dynamo Master Fund (a member of the Sponsor) have entered into a Forward Purchase Agreement (the “Sponsor Forward Purchase Agreement”), whereby, among other things, Sponsor and Dynamo Master Fund have agreed to acquire 16,000,000 units of Acquiror (“Domesticated Acquiror Units”) consisting of 16,000,000 shares of Domesticated Acquiror Common Stock and 5,333,333 warrants to purchase one share of Domesticated Acquiror Common Stock for an aggregate purchase price of $160,000,000.00 (the “Sponsor Forward Purchase Investment Amount”) in a private placement that will close immediately prior to the consummation of the Milk Transaction and (b) Acquiror and the Third-Party FPA Investor (as defined below) have entered into a Forward Purchase Agreement (the “Third-Party Forward Purchase Agreement”, together with the Sponsor Forward Purchase Agreement, the “Forward Purchase Agreements”) and fulfilled their respective obligations under Section 1(a)(ii) of the Third-Party Forward Purchase Agreement, as a result of which, the Third-Party FPA Investor is committed to acquire 17,300,000 Domesticated Acquiror Units consisting of 17,300,000 shares of Domesticated Acquiror Common Stock and 5,766,667 warrants to purchase one share of Domesticated Acquiror Common Stock for an aggregate purchase price of $173,000,000.00 (the “Third-Party Forward Purchase Investment Amount,” together with the Sponsor Forward Purchase Investment Amount, the “Forward Purchase Amount”) in a private placement that will close immediately prior to the consummation of the Milk Transaction (such transaction in clauses (a) and (b) above, the “Forward Purchase Transaction”);
WHEREAS, at the Closing, Acquiror, the Sponsor, the Company, certain of the Company’s and Acquiror’s respective stockholders and Members, and their respective Affiliates, as applicable, shall enter into a Registration Rights Agreement (the “Registration Rights Agreement”), substantially in the form attached hereto as Exhibit B (with such changes as may be agreed in writing by the Company and Acquiror), which shall, in each case, be effective as of the Closing; and
WHEREAS, in connection with the Closing, the Members and officers and employees of the Company listed in Section 1.1(b) of the Member Disclosure Letter (the “Lock-Up Members”), have entered into Lock-Up Agreements (the “Lock-Up Agreements”) substantially in the form attached hereto as Exhibit C (with such changes as may be agreed in writing by the Company and Acquiror).
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Acquiror, the Purchasers and the Company agree as follows:
ARTICLE I

CERTAIN DEFINITIONS
Section 1.1 Definitions. As used herein, the following terms shall have the following meanings:
“Acquiror” has the meaning specified in the Preamble hereto.
“Acquiror LP” has the meaning specified in the Preamble hereto.
“Acquiror Benefit Plans” has the meaning specified in Section 7.1(c).
“Acquiror Class A Common Stock” means prior to the Domestication, fully paid Class A ordinary shares in the capital of Acquiror of par value $0.0001 per share.
“Acquiror Class B Common Stock” means prior to the Domestication, fully paid Class B ordinary shares in the capital of Acquiror of par value $0.0001 per share.
“Acquiror Common Share” means a share of Acquiror Common Stock.
“Acquiror Common Stock” means (a) prior to the Domestication, Acquiror Class A Common Stock and Acquiror Class B Common Stock, and (b) immediately following the Domestication, the Domesticated Acquiror Common Stock.
“Acquiror Common Warrant” means a warrant to purchase one (1) share of Acquiror Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) that was included in the units sold as part of Acquiror’s initial public offering.
“Acquiror Cure Period” has the meaning specified in Section 10.1(g).

“Acquiror LP Restructuring” means the contribution by Acquiror of all its interests in Acquiror LP to Disregarded Holder.
“Acquiror Disclosure Letter” has the meaning specified in the introduction to Article V.
“Acquiror Financial Statements” has the meaning specified in Section Section 5.6(d).
“Acquiror Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 5.1 (Company Organization), Section 5.2 (Due Authorization), Section 5.12 (Capitalization of Acquiror) (other than Section 5.12(g) and Section 5.12(h)) and Section 5.19 (Brokers’ Fees).
“Acquiror Governing Documents” has the meaning specified in the Recitals hereto.
“Acquiror Group” has the meaning specified in Section 11.19(a).
“Acquiror Indemnified Parties” has the meaning specified in Section 7.7(a).
“Acquiror Option” has the meaning specified in Section 2.6(a).
“Acquiror Preferred Shares” has the meaning specified in Section 5.12(a).
“Acquiror Prepared Returns” has the meaning specified in Section 8.6(c)
“Acquiror Private Placement Warrant” means a warrant to purchase one (1) share of Acquiror Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) issued to the Sponsor.
“Acquiror SAR” has the meaning specified in Section 2.6(b).
“Acquiror SEC Filings” has the meaning specified in Section 5.5.
“Acquiror Securities” has the meaning specified in Section 5.12(a).
“Acquiror Share Redemption” means the election of an eligible (as determined in accordance with the Acquiror Governing Documents) holder of Acquiror Class A Common Stock to redeem all or a portion of the Acquiror Common Shares held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with the Acquiror Governing Documents) in connection with the Transaction Proposals.
“Acquiror Shareholder Approval” means the approval of (1) those Transaction Proposals identified in clauses (A), (B) and (C) of Section 8.2(b), in each case, by an affirmative vote of the holders of at least two-thirds of the outstanding Acquiror Common Shares entitled to vote, who attend and vote thereupon (as determined in accordance with the Acquiror Governing Documents) and (2) those Transaction Proposals identified in clauses (D), (E), (F), (G), (H), (I) and (J) of Section 8.2(b), in each case, by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Shares entitled to vote, who attend and vote thereupon (as determined in accordance with the Acquiror Governing Documents), in each case, at an Acquiror Shareholders’ Meeting duly called by the Board of Directors of Acquiror and held for such purpose.
“Acquiror Shareholders’ Meeting” has the meaning specified in Section 8.2(b).
“Acquiror Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by the Acquiror or any of its Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation or consummation of the transactions contemplated hereby and pursuant to the Obagi Transaction: (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers; (b) the filing fees payable by the Acquiror or any of its Subsidiaries to the Antitrust Authorities as specified in Section 8.1(e); (c) all fees and expenses incurred in connection with preparing and filing the Registration Statement, the Proxy Statement or the Proxy Statement/Registration Statement under Section 8.2 and obtaining approval of the Nasdaq under Section 7.3; (d) repayment of any Working Capital Loans; (e) any fees and expenses incurred in connection with the PIPE Investment; (f) any deferred underwriting commissions and other fees and expenses relating to Acquiror’s initial public offering or operations; and (g) any other fees and expenses as a result of or in connection with the negotiation, documentation or consummation of the transactions contemplated hereby. Acquiror Transaction Expenses shall not include any fees and expenses of Acquiror’s stockholders (other than Working Capital Loans).

“Acquiror Warrants” means the Acquiror Common Warrants and the Acquiror Private Placement Warrants.
“Acquisition Proposal” means, as to any Person, other than the transactions contemplated hereby and other than the acquisition or disposition of equipment or other tangible personal property in the ordinary course of business, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 15% or more of the consolidated assets of such Person and its Subsidiaries or (ii) any class of equity or voting securities of (x) such Person or (y) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning any class of equity or voting securities of (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries.
“Action” means any claim, charge, action, suit, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any Governmental Authority.
“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.
“Affiliate Agreements” has the meaning specified in Section 4.11(a)(vi).
“Aggregate Company Option Exercise Price” means the aggregate amount that would have been received by the Company if each Company Option outstanding immediately prior to the Effective Time had been exercised as of such time.
“Aggregate Company UAR Strike Price” means the aggregate grant date fair market value of shares subject to the Company UARs.
“Aggregate Company Warrant Exercise Price” means the aggregate amount that would have been received by the Company if each Company Warrant outstanding immediately prior to the Effective Time has been exercised as of such time.
“Aggregate Fully Diluted Company Common Units” means, without duplication, (a) the aggregate number of shares of Company Common Units that are (i) issued and outstanding immediately prior to the Effective Time, (ii) issuable upon the exchange of Company Preferred Units that are outstanding immediately prior to the Effective Time, (iii) issuable upon the exercise of Company Options and Company UARs (whether or not then vested or exercisable) that are outstanding immediately prior to the Effective Time, (iv) issuable upon the exercise of the Company Warrants that are outstanding immediately prior to the Effective Time,; provided, that any Company Option and Company UAR with an exercise or strike price, as applicable, equal to or greater than the Per Unit Transaction Consideration shall not be counted for purposes of determining the number of Aggregate Fully Diluted Company Common Unit.
“Aggregate Transaction Consideration” means the Milk Equity Consideration plus the Milk Cash Consideration plus the Domesticated Acquiror Non-Economic Common Stock.”
“Agreement” has the meaning specified in the Preamble hereto.
“Agreement End Date” has the meaning specified in Section 10.1(f).
“Amended and Restated Waldencast Partners LP Agreement” has the meaning specified in Section 2.3(a)(v).
“Ancillary Agreements” has the meaning specified in Section 11.11.

“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions).
“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition Law authorities of any other jurisdiction (whether United States, foreign or multinational).
“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition.
“Arbitrator” has the meaning specified in Section 8.6(l).
“Audited Financial Statements” has the meaning specified in Section 4.7(a)(i).
“Base Purchase Price” means $340,000,000.00.
“Business Combination” has the meaning specified in Article 1.1 of the Acquiror Governing Documents as in effect on the date hereof.
“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the transactions contemplated hereby), relating to a Business Combination.
“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York, commercial banks in Jersey or Governmental Authorities in the Cayman Islands are authorized or required by Law to close.
“CARES Act” has the meaning specified in Section 4.14(o).
“Cayman Act” has the meaning specified in the Recitals hereto.
“Cayman Acquiror Units” has the meaning specified in the Recitals hereto.
“Cayman Acquiror Warrant” has the meaning specified in the Recitals hereto.
“Cayman Registrar” means the Registrar of Companies in the Cayman Islands.
“Cedarwalk” means Cedarwalk Skincare Ltd., a Cayman Islands company limited by shares and the direct parent entity of Obagi.
“Closing” has the meaning specified in Section 2.2(a).
“Closing Available Cash” means the sum of (w) the cash remaining in the Trust Account (after giving effect to the Acquiror Share Redemptions (if any)), plus (x) the PIPE Investment Amount actually received by the Acquiror prior to or substantially concurrently with the Closing, plus (y) the Forward Purchase Amount actually received by the Acquiror prior to or substantially concurrently with the Closing, plus (z) the cash and cash equivalents of Acquiror, Milk and Obagi and their respective Subsidiaries, including the proceeds of any Indebtedness incurred after the date hereof (other than any Indebtedness of up to $125,000,000.00 to refinance the Obagi Existing Credit Agreement) or convertible note or other offering (in the case of Acquiror and its Subsidiaries, excluding any cash already covered by clauses (w), (x) or (y) above), in each case, as of the Closing.
“Closing Date” has the meaning specified in Section 2.2(a).
“Code” means the Internal Revenue Code of 1986, as amended.
“Common Units” has the meaning set forth in the Company LLC Agreement.
“Company” has the meaning specified in the Preamble hereto.
“Company Appreciation Rights Plan” means the Milk Makeup LLC Appreciation Rights Plan.

“Company Award” means a Company Option or a Company UAR.
“Company Benefit Plan” has the meaning specified in Section 4.12(a).
“Company Common Members” means the Members holding Company Common Units.
“Company Common Units” has the meaning specified in Section 4.5(a).
“Company Equityholders” as the meaning specified in the Recitals hereto.
“Company Equity Interests” has the meaning specified in the Recitals hereto.
“Company Incentive Units” has the meaning set forth in Section 4.5(a).
“Company Indemnified Parties” has the meaning specified in Section 7.7(a).
“Company Intellectual Property” means Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.
“Company LLC Agreement” means the Fifth Amended and Restated Operating Agreement of the Company, dated as of November 5, 2021.
“Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (a) has had, or would reasonably be expected to have, individually or in the aggregate with all other Events, a material adverse effect on the business, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (b) would or would reasonably be expected to, individually or in the aggregate, prevent or materially impair, impede or delay the ability of the Company perform its obligations under this Agreement or any Ancillary Agreement to which it is or will be a party to consummate the transactions contemplated herein or therein; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect” under clause (a) above: (i) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (ii) any change in interest rates or economic, political, business or financial market conditions generally, (iii) the taking of any action required by this Agreement, (iv) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including COVID-19, or any COVID-19 Measures or any change in such COVID-19 Measures following the date of this Agreement) or change in climate, (v) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (vi) any failure of the Company to meet any projections or forecasts (provided that clause (vi) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted, or would reasonably be expected to result, in a Company Material Adverse Effect), (vii) any Events generally applicable to the industries or markets in which the Company and its Subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers), (viii) the announcement of this Agreement or the Obagi Merger Agreement and consummation of the transactions contemplated hereby or thereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries (it being understood that this clause (viii) shall be disregarded for purposes of the representation and warranty set forth in Section 4.3), (ix) any matter set forth on the Members Disclosure Letter or (x) any action taken by, or at the written request of, Acquiror or the Purchasers; provided, further, that any Event referred to in clauses (i), (ii), (iv), (v) or (vii) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations (which shall include the skincare industry generally), but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations.
“Company Option” means an option to purchase a Company Common Unit as set forth on Section 1.1 of the Member Disclosure Letter.

“Company Preferred Members” means the Members holding Company Preferred Units.
“Company Preferred Units” has the meaning specified in Section 4.5(a).
“Company Prepared Returns” has the meaning specified in Section 8.6(b).
“Company Registered Intellectual Property” has the meaning specified in Section 4.19(a).
“Company Series A Preferred Units” has the meaning specified in Section 4.5(a).
“Company Series B Preferred Units” has the meaning specified in Section 4.5(a).
“Company Series C Preferred Units” has the meaning specified in Section 4.5(a).
“Company Series D Preferred Units” has the meaning specified in Section 4.5(a).
“Company Software” means the Software owned or purported to be owned by the Company or any of its Subsidiaries.
“Company Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by the Company or any of its Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby: (a) all documented fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (b) change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments payable by the Company or any of its Subsidiaries to any current or former employee, independent contractor, officer, or director of the Company or any of its Subsidiaries as a result of the transactions contemplated hereby (and not tied to any subsequent event or condition, such as a termination of employment), including the employer portion of payroll Taxes arising therefrom, (c) the filing fees payable by the Company or any of its Subsidiaries to the Antitrust Authorities specified in Section 8.1(e) in connection with the transactions contemplated hereby and (d) amounts owing or that may become owed, payable or otherwise due, directly or indirectly, by the Company or any of its Subsidiaries to any Affiliate of the Company or any of its Subsidiaries in connection with negotiation, documentation or the consummation of the transactions contemplated hereby, including fees, costs and expenses related to the termination of any Affiliate Agreement. For the avoidance of doubt, Company Transaction Expenses shall not include any fees and expenses of the Members or any expenses of the Company or its Subsidiaries to the extent attributable to advice solely for the benefit of the Company’s direct or indirect equityholders (rather than the company or its Subsidiaries).
“Company UARs” means a unit appreciation right in respect of Company Common Units issued pursuant to the Company Appreciation Rights Plan.
“Company Warrantholders” means Pacific Western Bank.
“Company Warrants” means (i) the warrant to purchase the series of units issued on October 10, 2019, by the Company to the Company Warrantholder, pursuant to which the Company Warrantholder was provided the right to exercise such warrant for 10,297 Company Series C Preferred Units and (ii) the warrant to purchase the series of units issued on October 10, 2019, by the Company to the Company Warrantholder, pursuant to which the Company Warrantholder was provided the right to exercise such warrant for 6,139 Company Series D Preferred Units.
“Confidentiality Agreement” has the meaning specified in Section 11.11.
“Consideration Spreadsheet” means the consideration spreadsheet provided by the Members to Acquiror setting forth the payments to be made to the Company Equityholders pursuant to this Agreement, in each case, in accordance with the Governing Documents of the Company.
“Continuing Employee” means each individual who (i) is employed by the Company or a Subsidiary immediately prior to the Closing Date and (ii) continues employment with Acquiror, the Company or an Affiliate or Subsidiary of Acquiror or of the Company on or following the Closing Date.
“Contracts” means all legally binding contracts, agreements, arrangements or undertakings (including memorandums of understanding and letters of understanding), subcontracts, leases, licenses, subleases, deeds, commitments, mortgages, purchase orders, work orders, task orders, and guaranties, in each case, whether written or oral.

“Cosmetics Law” means all applicable Laws relating to the development, testing, registration, manufacture, quality, distribution, labeling, sale or promotion of cosmetics or personal care products as applicable to the Company, its Subsidiaries, or the Products (as defined herein), including but not limited to (i) the Federal Food, Drug and Cosmetic Act, (ii) the Federal Trade Commission Act, (iii) the Fair Packaging and Labeling Act, (iv) the Consumer Products Safety Commissions Poison Prevention Act, (v) all state equivalents of (i)-(iv), (vi) the Safe Drinking Water and Toxic Enforcement Act of 1986 or “Proposition 65”, (vii) analogous non-U.S. Requirements of Law (including, for the avoidance of doubt, the Cosmetics Regulation (EC) No. 1223/2009 on cosmetic products and Commission Regulation (EU) No 655/2013 laying down common criteria for the justification of claims used in relation to cosmetic products, including any amendments thereto and all relevant guidance in the European Union), and (viii) all regulations promulgated under any of the aforementioned laws.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive or guidelines promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act.
“D&O Indemnified Parties” has the meaning specified in Section 7.7(a).
“Debt Financing” means any debt financing arranged by the Acquiror and the Purchasers in connection with the transactions contemplated hereby.
“Debt Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or any other financing in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective affiliates and their and their respective affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective successors and assigns.
“Disclosure Letter” means, as applicable, the Member Disclosure Letter or the Acquiror Disclosure Letter.
“Disregarded Holder” means an entity treated as disregarded as separate from Holdco Purchaser for U.S. federal income tax purposes.
“Dollars” or “$” means lawful money of the United States.
“Domesticated Acquiror Common Stock” has the meaning specified in the Recitals hereto.
“Domesticated Acquiror Non-Economic Common Stock” means, after the Closing, Class B ordinary fully paid shares in the capital of Acquiror, par value $0.0001 per share, with such shares entitled to one vote per share, and no additional rights, including no economic rights.
“Domesticated Acquiror Units” has the meaning specified in the Recitals hereto.
“Domesticated Acquiror Warrant” has the meaning specified in the Recitals hereto.
“Domestication” has the meaning specified in the Recitals hereto.
“Effective Time” has the meaning specified in Section 2.2(a).
“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials, pollution, climate change, or the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials).
“Equityholder Representative” has the meaning specified in the Preamble hereto.
“Equityholder Representative Expenses” has the meaning specified in Section 11.1(d).
“ERISA” has the meaning specified in Section 4.12(a).
“ERISA Affiliate” means any Person that together with the Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“ESPP” has the meaning specified in Section 7.1(a).
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Ratio” means the ratio equal to (i) the number of Acquiror Common Shares equal to the number of Purchaser Common Units constituting the Total Implied Equity Consideration divided by (ii) the number of Aggregate Fully Diluted Company Common Units.
“Existing Credit Agreement” means the Loan and Security Agreement, dated as of October 10, 2019 (as amended by that certain First Amendment and Waiver to Loan and Security Agreement, dated as of May 4, 2020, that certain Second Amendment to Loan and Security Agreement, dated as of November 27, 2020, that certain Third Amendment to Loan and Security Agreement, dated as of February 25, 2021 and that certain Fourth Amendment to Loan and Security Agreement, dated as of April 8, 2021), by and between the Company, as borrower, and Pacific Western Bank.
“Export Approvals” has the meaning specified in Section 4.23(a).
“Financial Statements” has the meaning specified in Section 6.3(a).
“Forward Purchase Agreements” has the meaning specified in the Recitals hereto.
“Forward Purchase Amount” has the meaning specified in the Recitals hereto.
“Forward Purchaser” means each of Sponsor, Dynamo Master Fund, and the Third-Party FPA Investor.
“Forward Purchase Transaction” has the meaning specified in the Recitals hereto.
“FY 2020 and 2019 Financial Statements” has the meaning specified in Section 6.3(a).
“FY 2021 Financial Statements” has the meaning specified in Section 6.3(b).
“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.
“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation, the “Governing Documents” of an exempted company are its memorandum and articles of association and the “Governing Documents” of a Jersey company are its memorandum and articles of association.
“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal, or arbitrator.
“Governmental Authorization” has the meaning specified in Section 4.4.
“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority against the Company or its Subsidiaries.
“Hazardous Material” means any (i) pollutant, contaminant, chemical, (ii) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (iii) petroleum or any fraction or product thereof, (iv) asbestos or asbestos-containing material, (v) polychlorinated biphenyl, (vi) chlorofluorocarbons, (vii) per- and polyfluoroalkyl substances and (viii) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.
“Holdco Purchaser” has the meaning specified in the Preamble hereto.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Incentive Award Plan” has the meaning specified in Section 7.1(a).
“Incentive Units” has the meaning specified in the Company LLC Agreement.

“Income Tax Returns” means any Internal Revenue Service Form 1065 (and any similar form for U.S. state and local tax purposes due in a jurisdiction that follows the U.S. federal income tax treatment).
“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of any indebtedness for borrowed money, including accrued interest and any per diem interest accruals or cost associated with prepaying any such indebtedness solely to the extent such indebtedness is prepaid, (b) amounts drawn on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (c) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (d) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (e) obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes”, (f) any unpaid interest, premiums, breakage costs, prepayment or early termination premiums, penalties, or other fees, costs or expenses payable, including as a result of the consummation of the transactions contemplated hereby in respect of any of the items in the foregoing clauses (a) through (f), and (g) all Indebtedness of another Person referred to in clauses (a) through (f) above guaranteed directly or indirectly, jointly or severally, by a Person or any of its Subsidiaries.
“Initial PIPE Investment” means the purchase of shares of Domesticated Acquiror Common Stock pursuant to the Initial Subscription Agreements.
“Initial Subscription Agreements” means the subscription agreements executed on or prior to the date hereof pursuant to which the Initial PIPE Investment will be consummated.
“Intellectual Property” means all intellectual property rights throughout the world, including all U.S. and foreign: (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, renewals, re-examinations, substitutions, and extensions thereof; (ii) registered and unregistered trademarks, logos, service marks, names, corporate names, trade dress and trade names, slogans, pending applications therefor, internet domain names, social media usernames, and other similar designations of source or origin, together with the goodwill of the Company or any of its Subsidiaries or their respective businesses symbolized by or associated with any of the foregoing; (iii) registered and unregistered copyrights and copyrightable subject matter, and applications for registration of copyright, including such corresponding rights in Software and other works of authorship; and (iv) rights of publicity; and (v) trade secrets, know-how, processes, formulas and other confidential information or proprietary rights.
“Intended Tax Treatment” has the meaning specified in Section 8.6(e)(iv).
“Interim Financial Statements” has the meaning specified in Section 4.7(a)(ii).
“Interim Period” has the meaning specified in Section 6.1.
“International Trade Laws” means (a) all Laws relating to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, goods, and technology, administered or enforced by the U.S. government, including but not limited to the Export Administration Regulations administered by the United States Department of Commerce, the International Traffic in Arms Regulations administered by the United States Department of State, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, and the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury, and (b) all applicable Laws adopted by Governmental Authorities of other countries relating to the same subject matter as the United States Laws described above, except to the extent inconsistent with U.S. Law.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“IRS” means Internal Revenue Service.
“Jersey Companies Law” has the meaning specified in the Recitals hereto.
“Jersey Registrar” means the Registrar of Companies in Jersey under the Jersey Companies Law.
“JOBS Act” has the meaning specified in Section 5.6(a).

“Law” means any statute, law, ordinance, legally binding rule, regulation or Governmental Order, in each case, of any Governmental Authority.
“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied (except for Owned Land) by the Company or any of its Subsidiaries.
“Legal Proceedings” has the meaning specified in Section 4.9.
“Letter of Transmittal” has the meaning specified in Section 2.8(b).
“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, easement, real property title defect, adverse claim, options, leases, subleases, restrictions, claims or other liens of any kind whether consensual, statutory or otherwise.
“Lock-Up Agreements” has the meaning specified in the Recitals hereto.
“Lock-Up Members” has the meaning specified in the Recitals hereto.
“MD&A” has the meaning specified in Section 6.3.
“Members” has the meaning specified in the Preamble hereto.
“Member Cure Period” has the meaning specified in Section 10.1(f).
“Member Disclosure Letter” has the meaning specified in the introduction to Article IV.
“Member Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 3.1 (Due Authorization), Section 3.4 (Ownership of Equity), Section 4.1 (Company Organization), Section 4.2 (Subsidiaries), Section 4.5 (Capitalization of the Company), Section 4.6(a) (Capitalization of Subsidiaries), and Section 4.30 (Brokers’ Fees).
“Member Group” has the meaning specified in Section 11.19(b).
“Membership Units” has the meaning specified in the Recitals hereto.
“Merger” has the meaning specified in the Recitals hereto.
“Milk Cash Consideration” means an amount equal to the difference of (a) the Total Implied Milk Cash Consideration Amount minus the Milk Cash Consideration Reduction Amount, if any, minus the Milk Closing Cash Bonus Reduction Amount minus the amount of the Expense Fund, to the extent actually paid at Closing; provided, that in no event will the Milk Cash Consideration equal less than zero dollars ($0.00).
“Milk Cash Consideration Reduction Amount” means:
(a) if the Closing Available Cash is equal to or greater than $630,000,000.00, an amount equal to zero dollars ($0.00); or
(b) if the Closing Available Cash is less than $630,000,000.00 and greater than $615,000,000.00, an amount equal to (i) $630,000,000.00 minus (ii) the Closing Available Cash; or
(c) if the Closing Available Cash is equal to or less than $615,000,000.00 and greater than $565,000,000.00, an amount equal to (i) $15,000,000.00, plus (ii) 25% of the amount equal to (A) $615,000,000.00, minus (B) the Closing Available Cash; or
(d) if the Closing Available Cash is equal to or less than $565,000,000.00, an amount equal to (i) $27,500,000.00, plus (ii) 50% of the amount equal to (A) $565,000,000.00, minus (B) the Closing Available Cash, provided; however, that under no circumstance shall the Milk Cash Consideration Reduction Amount be negative.
“Milk Closing Cash Bonus Reduction Amount” means $2,500,000.00
“Milk Equity Consideration” means a number of Purchaser Common Units equal to (x) the Total Implied Equity Consideration, minus (y) a number of units of Purchaser Common Units equal to the quotient obtained by dividing (A) the Milk Cash Consideration by (B) $10.00.

“Milk Transaction” has the meaning specified in the Recitals hereto.
“Minimum Available Acquiror Cash Amount” means $50,000,000.00.
“Modification in Recommendation” has the meaning specified in Section 8.2(b).
“Multiemployer Plan” has the meaning specified in Section 4.12(c).
“Nasdaq” has the meaning specified in Section 5.6(c).
“Obagi” has the meaning specified in the Recitals hereto.
“Obagi Cash Consideration” shall have the meaning set forth under the Obagi Merger Agreement for the defined term “Obagi Cash Consideration.”
“Obagi Existing Credit Agreement” means the Financing Agreement, dated as of March 16, 2021, by and among Obagi, as ultimate parent, Obagi Holdings Company Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability, as parent, Obagi Cosmeceuticals LLC, a Delaware limited liability company, as borrower, the subsidiary guarantors party thereto, the lenders from time to time party thereto and TCW Asset Management Company LLC, as collateral agent and administrative agent.
“Obagi Holdco 2” has the meaning specified in the Recitals hereto.
“Obagi Merger Agreement” has the meaning specified in the Recitals hereto.
“Obagi Merger Sub” has the meaning specified in the Recitals hereto.
“Obagi Transaction Expenses” shall have the meaning set forth under the Obagi Merger Agreement for the defined term “Company Transaction Expenses”.
“Offer Documents” has the meaning specified in Section 8.2(a)(i).
“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL) and any license approved by the Open Source Initiative or any Creative Commons License.
“Open Source Materials” means any Software or other material subject to an Open Source License.
“Owned Land” has the meaning specified in Section 4.18(b).
“Paying Agent” has the meaning specified in Section 2.8(a).
“Payoff Amount” has the meaning specified in Section 6.5(f).
“Payoff Letter” has the meaning specified in Section 6.5(f).
“PCAOB Financial Statements” has the meaning specified in Section 6.3(a).
“Per Unit Transaction Consideration” means the product obtained by multiplying (i) the Exchange Ratio by (ii) $10.00.
“Permits” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of, or issued by or on behalf of, a Governmental Authority.
“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (A) not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens for Taxes (A) not yet due and payable or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (iii) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not materially impair the value or materially interfere with the present use of the Owned Land or Leased Real Property, (iv) with respect to any Leased Real Property (A) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (B) any Lien permitted under any Real Property Lease, and (C) any Liens encumbering the land of which the Leased Real Property is a part, (v) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not materially interfere with the current use of, or materially impair the value of, the Owned Land or Leased Real Property, (vi) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice, (vii) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (viii) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security, (ix) reversionary rights in favor of landlords under any Real Property Leases with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries and (x) Liens that do not individually or in the aggregate materially and adversely affect, or materially disrupt, the ordinary course operation of the business of the Company and its Subsidiaries, taken as a whole.
“Person” means any individual, firm, corporation, partnership, exempted limited partnership, limited liability company, exempted company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.
“Personal Information” means any information that is regulated or protected by one or more Privacy and Cybersecurity Requirements.
“PIPE Investment” means the purchase of shares of Domesticated Acquiror Common Stock pursuant to the Subscription Agreements.
“PIPE Investment Amount” means the aggregate gross purchase price for the shares of Domesticated Acquiror Common Stock in the PIPE Investment.
“PIPE Investors” means those certain investors participating in the PIPE Investment pursuant to the Subscription Agreements.
“Post-Waiver Cash Amount” has the meaning specified in Section 1.1 in the definition of Milk Cash Contribution Reduction Amount.
“Pre-Closing Milk Restructuring” means the distribution described in Appendix B.
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on or before the Closing Date.
“Pre-Closing Tax Proceeding” means any Tax Proceeding relating to income Taxes for a Pre-Closing Tax Period.
“Preferred Units” has the meaning specified in the Company LLC Agreement.
“Privacy and Cybersecurity Requirements” has the meaning specified in Section 4.19(h).
“Products” means all products currently manufactured, marketed or sold by or on behalf of the Company or any of its Subsidiaries.
“Prospectus” has the meaning specified in Section 11.2.
“Proxy Statement” has the meaning specified in Section 8.2(a)(i).
“Proxy Statement/Registration Statement” has the meaning specified in Section 8.2(a)(i).
“Purchase Price Allocation” has the meaning specified in in Section 8.6(l).
“Purchase Price Allocation Annex” has the meaning specified in in Section 8.6(l).
“Purchaser Common Units” means limited partnership units of Acquiror LP that are redeemable at the option of the holder of such units and, if such option is exercised, exchangeable at the option of Acquiror for Domesticated Acquiror Common Stock in accordance with the terms of the Amended and Restated Waldencast Partners LP Agreement.
“Purchasers” has the meaning specified in the Preamble hereto.
“Q2 Financial Statements” has the meaning specified in Section 4.7(a)(ii).

“Q3 Financial Statements” has the meaning specified in Section 6.3(a).
“Real Property Leases” has the meaning specified in Section 4.18(a)(iii).
“Registration Rights Agreement” has the meaning specified in the Recitals hereto.
“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Acquiror under the Securities Act with respect to the Registration Statement Securities.
“Registration Statement Securities” has the meaning specified in Section 8.2(a)(i).
“Related Party” has the meaning specified in Section 4.11(a)(vi).
“Restricted Person” means any Person identified on the U.S. Department of Commerce’s Denied Persons List, Unverified List, Entity List, or the Military End User List or the U.S. Department of State’s Debarred List.
“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions Laws (at the time of this Agreement, the Crimea region, Cuba, Iran, North Korea and Syria).
“Sanctioned Person” means any Person targeted by Sanctions Laws, including (i) any Person identified in any sanctions list maintained by (a) the United States (including through the Department of the Treasury’s Office of Foreign Assets Control or the Department of State); (b) the United Kingdom; (c) the United Nations Security Council; or (d) the European Union or any European Union member state; (ii) any Person located, organized, or resident in, or a Governmental Authority or government instrumentality of, any Sanctioned Country; and (iii) any Person directly or indirectly, individually or in the aggregate, owned fifty percent or more or controlled by, or acting for the benefit or on behalf of, one or more Person(s) described in clause (i) or (ii).
“Sanctions Laws” means any trade, economic and financial sanctions Laws and trade embargoes administered, enacted or enforced from time to time by (i) the United States (including through the Department of the Treasury’s Office of Foreign Assets Control or the Department of State), (ii) the European Union or any European Union member state, (iii) the United Nations or (iv) the United Kingdom.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Series A Preferred Units” has the meaning specified in the Company LLC Agreement.
“Series B Preferred Units” has the meaning specified in the Company LLC Agreement.
“Series C Preferred Units” has the meaning specified in the Company LLC Agreement.
“Series D Preferred Units” has the meaning specified in the Company LLC Agreement.
“Software” means any and all computer programs, including all software implementations of algorithms, models and methodologies, whether in source code (human readable format) or object code (machine readable format) or other format and including executables, libraries and other components thereof, and all documentation, including user manuals and training materials, related to the foregoing.
“Sponsor” means Waldencast Long-Term Capital LLC, a Cayman Islands limited liability company.
“Sponsor Group” has the meaning specified in Section 11.19(a).
“Sponsor Forward Purchase Agreement” has the meaning set forth in the Recitals hereto.
“Sponsor Forward Purchase Investment Amount” has the meaning set forth in the Recitals hereto.
“Sponsor Support Agreement” means that certain Sponsor Support Agreement, dated as of the date hereof, by and among the Sponsor, Acquiror and the Company, as amended or modified from time to time.
“Straddle Period” means any taxable period that begins on or before and ends after the Closing Date.
“Straddle Period Tax Proceeding” means any Tax Proceeding relating to income Taxes for a Straddle Period.

“Subscription Agreements” means the Initial Subscription Agreements and the Subsequent Subscription Agreements.
“Subsequent PIPE Investment” means the purchase of shares of Domesticated Acquiror Common Stock pursuant to the Subsequent Subscription Agreements.
“Subsequent Subscription Agreements” means the subscription agreements, if any, executed after the date hereof and on or prior to the Closing Date pursuant to which the Subsequent PIPE Investment will be consummated.
“Subsidiary” means, with respect to any Person, any corporation, company, exempted company, limited liability company, partnership, exempted limited partnership, association, or other business entity of which the first Person: (a) owns, directly or indirectly, more than fifty percent (50%) of the equity securities or equity interests; (b) owns, directly or indirectly, a majority of the total voting power of the equity securities or equity interests entitled to vote in the election of directors, managers or trustees thereof or other Persons performing similar functions; or (c) has a right to appoint fifty percent (50%) or more of the directors or managers.
“Tax Distributions” means regularly scheduled distributions made to each Member in accordance with the Fifth Amended and Restated Operating Agreement of the Company, dated as of November 5, 2021.
“Tax Proceeding” means any audit, examination, claim or similar proceeding with respect to Taxes, Tax matters, or Tax Returns.
“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.
“Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, governmental charges, duties, levies and other similar charges imposed by a Governmental Authority in the nature of a tax, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto.
“Terminating Acquiror Breach” has the meaning specified in Section 10.1(g).
“Terminating Member Breach” has the meaning specified in Section 10.1(f).
“Thresholds” has the meaning specified in Section 1.1 in the definition of Milk Cash Consideration Reduction Amount
“Third-Party Forward Purchase Agreement” has the meaning specified in the Recitals hereto.
“Third-Party Forward Purchase Investment Amount” has the meaning specified in the Recitals hereto.
“Third-Party FPA Investor” means Beauty Ventures LLC.
“Title IV Plan” has the meaning specified in Section 4.12(c).
“Top Customers” has the meaning specified in Section 4.25(a).
“Top Vendors” has the meaning specified in Section 4.25(a).
“Total Implied Equity Consideration” means a number of Purchaser Common Units equal to the quotient obtained by dividing (i) the Base Purchase Price plus the Aggregate Company Option Exercise Price plus the Aggregate Company UAR Strike Price plus Aggregate Company Warrant Exercise Price by (ii) $10.00.
“Total Implied Milk Cash Consideration Amount” means $140,000,000.00.
“Total Implied Obagi Cash Consideration Amount” means $380,000,000.00
“Total Transaction Expenses” means the Acquiror Transaction Expenses plus the Company Transaction Expenses plus the Obagi Transaction Expenses.
“Transaction Proposals” has the meaning specified in Section 8.2(b).

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.
“Trust Account” has the meaning specified in Section 11.2.
“Trust Agreement” has the meaning specified in Section 5.8.
“Trustee” has the meaning specified in Section 5.8.
“Up-C Contributions” has the meaning specified in the Recitals hereto.
“Warrant Agreement” means the Warrant Agreement, dated as of March 15, 2021, between Acquiror and Continental Stock Transfer & Trust Company.
“Working Capital Loans” means any loan made to Acquiror by any of the Sponsor, an Affiliate of the Sponsor, or any of Acquiror’s officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with a Business Combination.
Section 1.2 Construction.
(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.
(b) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.
(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.
(d) All accounting terms used herein in an accounting context and not expressly defined herein shall have the meanings given to them under GAAP.
(e) The term “actual fraud” means, with respect to a party to this Agreement, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article IV or Article V (as applicable), provided, that such actual and intentional fraud of such Person shall only be deemed to exist if any of the individuals included on Section 1.3 of the Member Disclosure Letter (in the case of the Company) or Section 1.3 of the Acquiror Disclosure Letter (in the case of Acquiror) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Person pursuant to, in the case of the Company, Article V as qualified by the Member Disclosure Letter, or, in the case of Acquiror, Article IV as qualified by the Acquiror Disclosure Letter, were actually breached when made, with the express intention that the other party to this Agreement rely thereon to its material detriment, and such other party did actually and reasonably rely thereon to its material detriment.
Section 1.3 Knowledge. As used herein, (i) the phrase “to the knowledge” of the Company or the Members shall mean the knowledge of the individuals identified on Section 1.3 of the Member Disclosure Letter and (ii) the phrase “to the knowledge” of Acquiror or the Purchasers shall mean the knowledge of the individuals identified on Section 1.3 of the Acquiror Disclosure Letter, in each case, as such individuals would have acquired in the exercise of a reasonable inquiry of direct reports.

ARTICLE II

SALE OF EQUITY; CLOSING
Section 2.1 Purchase and Sale of Equity.
(a) Subject to the terms of this Agreement, at the Closing, the Members, shall, sell, transfer, and deliver:
(i) to Holdco Purchaser, and Holdco Purchaser shall purchase from the Members, free and clear of all Liens, for a percentage of the outstanding Membership Units in exchange for the Milk Cash Consideration and a number of shares of Domesticated Acquiror Non-Economic Common Stock equal to the Milk Equity Consideration; and
(ii) to Acquiror LP, and Acquiror LP shall purchase from the Members, free and clear of all Liens, the remainder of the outstanding Membership Units in exchange for the Milk Equity Consideration.
(b) The aggregate purchase price to be payable to the Members hereunder to acquire the Membership Units will be the Aggregate Transaction Consideration.
(c) Acquiror shall pay the Milk Closing Cash Bonus Reduction Amount to the individual set forth on Appendix C by wire transfer of immediately available funds in accordance with the instructions set forth on Appendix C.
Section 2.2 Closing; Effective Time.
(a) In accordance with the terms and subject to the conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place by electronic delivery of documents and release of signatures (by PDF (portable document format) and/or electronic mail), all of which will be deemed to be originals, at a time to be agreed by the Company and Acquiror on the date which is two (2) Business Days after the first date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date” and the Closing shall be deemed effective as of immediately following the Merger (the “Effective Time”).
(b) For the avoidance of doubt, the Closing and the Effective Time shall not occur prior to the completion of the Domestication or the Merger.
Section 2.3 Closing Deliverables.
(a) At the Closing, the Members will deliver or will cause to be delivered to Acquiror:
(i) a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.2(a), Section 9.2(b) and Section 9.2(c) have been fulfilled;
(ii) the written resignations of all of the directors of the Company (other than those Persons identified as the directors of the Company, in accordance with Section 2.5), effective as of the Effective Time;
(iii) the Registration Rights Agreement, duly executed by a duly authorized representative of the Company and each of the Members set forth in Section 2.3(a)(ii) of the Member Disclosure Letter;
(iv) the Lock-Up Agreements, duly executed by the Lock-Up Members, in accordance with Section 6.7;
(v) the amended and restated limited partnership agreement of Acquiror LP in a form to be agreed upon by the parties and with the terms set forth on Exhibit D hereto (with such changes as may be agreed in writing by Acquiror and the Company) (the “Amended and Restated Waldencast Partners LP Agreement”), duly executed by the Members, in their capacity as limited partners of Acquiror LP;

(vi) duly executed instruments of transfer, and for each of such Members that has a spouse, a spousal consent, and any other documents necessary to transfer title to the Membership Units to the Purchasers (in each case, in form and substance reasonably acceptable to the Purchasers); provided that such instruments of transfer shall represent, in the aggregate, all (100%) of the issued and outstanding Membership Units of the Company;
(vii) with respect to each Member, (i) a properly executed IRS Form W-9 dated as of the Closing Date, or (ii) a properly executed applicable IRS Form W-8 dated as of the Closing Date; and
(viii) a duly executed certificate on behalf of the Company, prepared in a manner consistent with and in accordance with the requirements of Treasury Regulation Section 1.1445-11T(d)(2)(i).
(b) At the Closing, Acquiror will deliver or cause to be delivered to the Company (unless otherwise set forth below):
(i) to the Paying Agent, the Milk Cash Consideration and the Domesticated Acquiror Non-Economic Common Stock;
(ii) a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled;
(iii) the Registration Rights Agreement, duly executed by duly authorized representatives of Acquiror and the Sponsor; and
(iv) the Amended and Restated Waldencast Partners LP Agreement, duly executed by Acquiror and Holdco Purchaser, in its capacity as general partner of Acquiror LP.
(c) On the Closing Date, concurrently with the Effective Time, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds, (i) all accrued and unpaid Acquiror Transaction Expenses (including amounts owed under outstanding Working Capital Loans) as set forth on a written statement to be delivered to the Company not less than two (2) Business Days prior to the Closing Date and (ii) all accrued and unpaid Company Transaction Expenses as set forth on a written statement to be delivered to Acquiror by or on behalf of the Company not less than two (2) Business Days prior to the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing; provided that any Company Transaction Expenses due to current or former employees, independent contractors, officers, or directors of the Company or any of its Subsidiaries shall be paid to the Company for further payment to such employee, independent contractor, officer or director through the Company’s payroll.
(d) Not less than two (2) Business Days prior to the Closing Date, (i) Acquiror shall deliver to the Company a good faith estimate of the expected cash and cash equivalents of Acquiror and each of its Subsidiaries, in each case, as of the Closing and (ii) the Company shall deliver to each of Acquiror and Obagi a good faith estimate of the expected cash and cash equivalents of the Company and each of its Subsidiaries, in each case, as of the Closing.
Section 2.4 Governing Documents.
(a) The memorandum and articles of association of Acquiror as of immediately prior to the Effective Time (which reflect the terms set forth in Exhibit A (with such changes as may be agreed in writing by Acquiror and the Company) hereto upon effectiveness of the Domestication), shall be the memorandum and articles of association of Acquiror from and after the Effective Time, until thereafter amended as provided therein and under the Jersey Law.
(b) The Amended and Restated Waldencast Partners LP Agreement shall be the limited partnership agreement of Acquiror LP until thereafter amended as provided therein and under the Exempted Limited Partnership Act (as Revised) of the Cayman Islands.

Section 2.5 Directors and Officers.
(a) The (i) officers of the Company as of immediately prior to the Effective Time, shall be the officers of the Company from and after the Effective Time, and (ii) the directors of the Company as of immediately after the Effective Time shall be the persons set forth on Section (a) of the Members Disclosure Letter, each to hold office in accordance with the Governing Documents of the Company in effect after the Effective Time.
Section 2.6 Treatment of Company Awards.
(a) Effective as of the Effective Time, each Company Option (or portion thereof) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be released at the Effective Time in exchange for an option to purchase shares of Domesticated Acquiror Common Stock upon substantially the same terms and conditions as are in effect with respect to such Company Option immediately prior to the Effective Time, including with respect to vesting and termination-related provisions (each, an “Acquiror Option”), except that (i) such Acquiror Option shall relate to that whole number of shares of Domesticated Acquiror Common Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Units subject to such Company Option immediately prior to the Effective Time, multiplied by the Exchange Ratio, and (ii) the exercise price per share for each such Acquiror Option shall be equal to the exercise price per share of such Company Option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent). Prior to the Effective Time, each Company Option that is then outstanding with an exercise price that is equal to or greater than the Per Unit Transaction Consideration shall be cancelled without consideration therefor.
(b) Effective as of the Effective Time, each Company UAR (or portion thereof) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be assumed by Acquiror and converted automatically at the Effective Time into a corresponding stock appreciation right with respect to Domesticated Acquiror Common Stock upon substantially the same terms and conditions as are in effect with respect to such Company UAR immediately prior to the Effective Time, including with respect to vesting and termination-related provisions (each, an “Acquiror SAR”), except that (i) such Acquiror SAR shall relate to that whole number of shares of Domesticated Acquiror Common Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Units subject to such Company UAR immediately prior to the Effective Time, multiplied by the Exchange Ratio, and (ii) the strike price per share for each such Acquiror SAR shall be equal to the strike price per share of such Company UAR in effect immediately prior to the Effective Time, divided by the Exchange Ratio (the strike price per share, as so determined, being rounded up to the nearest full cent); provided, however, that the conversion of the Company UAR will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Company UAR for purposes of Section 409A or Section 424 of the Code. Prior to the Effective Time, each Company UAR that is then outstanding with a strike price that is equal to or greater than the Per Unit Transaction Consideration shall be cancelled without consideration therefor.
(c) At the Effective Time, Acquiror shall assume the Company Appreciation Rights Plan and shall assume all the obligations of the Company under the Company Appreciation Rights Plan, and the number and kind of shares available for issuance under the Company Appreciation Rights Plan shall be adjusted to reflect shares of Acquiror Common Stock.
Section 2.7 Treatment of Company Warrants. Each Company Warrant will be treated in accordance with its terms.
Section 2.8 Payment Procedures.
(a) Prior to the Closing, Acquiror shall appoint a paying agent (the “Paying Agent”) to act as the agent for the purpose of paying the Aggregate Transaction Consideration to the Members in accordance with the Consideration Spreadsheet. At or prior to the Effective Time, Acquiror shall deposit with the Paying Agent (i) a cash amount in immediately available funds equal to the Milk Cash Consideration, and (ii) the Domesticated Acquiror Non-Economic Common Stock. For the avoidance of doubt, Purchaser Common Units issuable to the Members hereunder will be issued pursuant to a resolution of Acquiror LP at Closing.
(b) Reasonably promptly after the Effective Time, Acquiror shall send or shall cause the Paying Agent to send, to each Member listed on the Consideration Spreadsheet as of immediately prior to the Effective Time, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each share to the Paying Agent, and which letter of transmittal will be in customary form and have provisions with respect to withholding under Section 1446(f) and such other provisions as Acquiror may reasonably specify) for use in such exchange (each, a “Letter of Transmittal”).
(c) Each Member listed on the Consideration Spreadsheet, shall be entitled to receive such portion of the Milk Cash Consideration and the Domesticated Acquiror Non-Economic Common Stock set forth on the Consideration Spreadsheet, upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request), together with a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be requested by the Paying Agent. No interest shall be paid or accrued upon the transfer of any share
Promptly following the date that is one (1) year after the Effective Time, Acquiror may instruct the Paying Agent to deliver to Acquiror all documents in its possession relating to the transactions contemplated hereby, and the Paying Agent’s duties shall terminate. Thereafter, any portion of the Milk Cash Consideration or Domesticated Acquiror Non-Economic Common Stock that remains unclaimed shall be returned to Acquiror, and any Person that was a holder of Membership Units as of immediately prior to the Effective Time that has not exchanged such Membership Units for an applicable portion of the Milk Cash Consideration and the Domesticated Acquiror Non-Economic Common Stock in accordance with this Section 2.8 prior to the date that is one (1) year after the Effective Time, may transfer such Membership Units to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly deliver, such applicable portion of the Milk Cash Consideration and the Domesticated Acquiror Non-Economic Common Stock without any interest thereupon. None of Acquiror, the Purchasers, the Company or the Paying Agent shall be liable to any Person in respect of any of the Milk Cash Consideration and the Domesticated Acquiror Non-Economic Common Stock delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such Membership Units have not been transferred immediately prior to such date on which any amounts payable pursuant to this Article II would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of Acquiror, free and clear of all claims or interest of any Person previously entitled thereto.
Section 2.9 Payments. Any payment made to the Acquiror pursuant to this Agreement shall be treated to the extent lawful as a reduction to the Milk Cash Consideration or Stock Consideration.
Section 2.10 Withholding. Notwithstanding any other provision to this Agreement, the Purchasers, Paying Agent and their respective representatives, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement any such Taxes as may be required to be deducted and withheld from such amounts (and any other amounts treated as consideration for applicable Tax Law) under the Code (including pursuant to sections 1445 and 1446(f) thereof) or any other applicable Tax Law (as determined in good faith by the party so deducting or withholding in its sole discretion). The applicable withholding agent will notify the Equityholder Representative at least five (5) Business Days prior to any required deduction or withholding (other than withholding on amounts properly treated as compensation for Tax purposes or subject to withholding Section 1446(f)) and shall reasonably cooperate with the Equityholder Representative to reduce or eliminate any such withholding prior to any remittance to a Governmental Authority. To the extent that any amounts are so deducted and withheld and paid over to the appropriate Governmental Authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE MEMBERS
Except as set forth in the Member Disclosure Letter (subject to Section 11.10), each of the Members severally, but not jointly, on behalf of himself, herself or itself only represents and warrants to Acquiror and the Purchasers as follows:
Section 3.1 Due Authorization.
(a) Each Member has all requisite company or corporate power, as applicable, and authority, and in the case such Member is an individual, has full legal capacity, to execute and deliver this Agreement and the other documents to which it is a party contemplated hereby and to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other documents to which such Member is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by each such Member, and no other company or corporate proceeding on the part of such Member is necessary to authorize this Agreement and the other documents to which such Member is a party contemplated hereby. This Agreement has been, and on or prior to the Closing, the other documents to which such Member is a party contemplated hereby will be, duly and validly executed and delivered by such Member and this Agreement constitutes, and on or prior to the Closing, the other documents to which such Member is a party contemplated hereby will constitute, a legal, valid and binding obligation of such Member, enforceable against such Member in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
Section 3.2 No Conflict. The execution and delivery by the Members of this Agreement and the documents to which each such Member is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under the Governing Documents of any Member that is not a natural person, (b) violate or conflict with any provision of, or result in the breach of, or default under any Law, Governmental Order or material Permit applicable to such Member, or (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract required to be disclosed in Section 4.11(a) of the Member Disclosure Letter to which such Member is a party, or terminate or result in the termination of any such Contract, except, in the case of clauses (b) through (c), to the extent that the occurrence of the foregoing has not and would not reasonably be expected to prevent or materially impair, impede or delay the ability of such Member to consummate the transactions contemplated hereby.
Section 3.3 Governmental Authorities; Consents. Assuming the true and completeness of the representations and warranties of Acquiror and the Purchasers contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority is required on the part of such Member with respect to such Member’s execution or delivery of this Agreement or the consummation by such Member of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act, (ii) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of such Member to perform or comply with any material obligation of such Member under this Agreement or to consummate the transactions contemplated hereby.
Section 3.4 Ownership of Equity. Such Member holds of record and owns beneficially and has good and marketable title to the Membership Units as set forth next to such Member’s name on Section 3.4 of the Member Disclosure Letter, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities Laws) and Liens, and there are no other Company Equity Interests held of record or owned by such Member not listed on Section 3.4 of the Member Disclosure Letter.
Section 3.5 Litigation and Proceedings. Except as set forth on Section 3.5 of the Member Disclosure Letter, (a) there are no pending or, to the knowledge of such Member, threatened, lawsuits, actions, suits, judgments, claims, proceedings or any other Actions (including any investigations or inquiries of any nature, civil, criminal, regulatory or otherwise, initiated, pending or, to the knowledge of such Member, threatened by any Governmental Authority), or other proceedings at law or in equity against or involving such Member in connection with this Agreement or the consummation of the transactions contemplated hereby; and (b) there is no outstanding Governmental Order imposed upon such Member, except, in each case, as would not be, and would not reasonably be expected to prevent or materially impair, impede or delay the ability of such Member to consummate the transactions contemplated hereby.
Section 3.6 Brokers’ Fees. Except as set forth on Section 3.6 of the Member Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission from such Member in connection with the transactions contemplated hereby based upon arrangements made by such Member or any of his, her or its Affiliates for which such Member, the Company, the Company’s Subsidiaries, the Acquiror or the Purchasers has any obligation.
Section 3.7 No Additional Representation or Warranties. Except as provided in and this Article III, no Member nor any of his, her or its Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to any member of the Acquiror Group and no such party shall be liable in respect of the accuracy or completeness of any information provided to any member of the Acquiror Group. Each Member acknowledges that he, she or it and their respective advisors, have made their own investigation of Acquiror, the Purchasers, Obagi and their respective Subsidiaries and, except as provided in Article V, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the equity or assets of Acquiror, the Purchasers, Obagi or any of their respective Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Acquiror, the Purchasers, Obagi and their respective Subsidiaries as conducted after the Closing, as contained in any materials provided by Acquiror, the Purchasers, Obagi or any of their respective Affiliates, directors, officers, employees, shareholders, partners, members or representatives or otherwise.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY
Except as set forth in the disclosure letter delivered to Acquiror and the Purchasers by the Company on the date of this Agreement (the “Member Disclosure Letter”) (subject to Section 11.10), the Company hereby represents and warrants to Acquiror and the Purchasers as follows:
Section 4.1 Company Organization. The Company has been incorporated as a limited liability company under the laws of the State of Delaware and is validly existing and in good standing under the laws of the State of Delaware, and has the requisite company or corporate power, as applicable, and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. True, correct and complete copies of the Governing Documents of the Company, as amended to the date of this Agreement, have been made available to Acquiror by or on behalf of the Company. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.2 Subsidiaries. A complete list of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, as applicable, is set forth on Section 4.2 of the Member Disclosure Letter. The Subsidiaries of the Company have been duly formed or organized and are validly existing under the Laws of their jurisdiction of incorporation or organization and have the requisite power and authority to own, lease or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted. True, correct and complete copies of the Governing Documents of the Company’s Subsidiaries, in each case, as amended to the date of this Agreement, have been previously made available to Acquiror by or on behalf of the Company. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.3 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.4 and except as set forth on Section 4.3 of the Member Disclosure Letter, the execution and delivery by the Company of this Agreement and the documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under the Governing Documents of the Company, (b) violate or conflict with any provision of, or result in the breach of, or default under any Law, Governmental Order or material Permit applicable to the Company or any of the Company’s Subsidiaries, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract of the type described in Section 4.11(a) to which the Company or any of the Company’s Subsidiaries is a party or by which the Company or any of the Company’s Subsidiaries may be bound, or terminate or result in the termination of any such contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.4 Governmental Authorities; Consents. Assuming the true and completeness of the representations and warranties of Acquiror contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Authorization”) is required on the part of the Company or its Subsidiaries with respect to the Company’s execution or delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act, (ii) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to perform or comply with on a timely basis any material obligation of the Company under this Agreement or to consummate the transactions contemplated hereby.
Section 4.5 Capitalization of the Company.
(a) As of the date of this Agreement, the authorized equity interests of the Company consists of (x) 24,069,500 Common Units, of which 10,000,000 Common Units are issued and outstanding as of the date of this Agreement (“Company Common Units”), (y) 11,536,037 shares of Preferred Units (“Company Preferred Units”) (of which (i) 3,843,750 are designated as Series A Preferred Units, 3,843,750 of which are issued and outstanding as of the date of this Agreement (the “Company Series A Preferred Units”), (ii) 2,272,727 are designated as Series B Preferred Units, 2,272,727 of which are issued and outstanding as of the date of this Agreement (the “Company Series B Preferred Units”), (iii) 3,515,352 are designated as Series C Preferred Units, 3,505,055 of which are issued and outstanding as of the date of this Agreement (the “Company Series C Preferred Units”), (iv) 1,904,208 designated as Series D Preferred Units, 1,898,069 of which are issued and outstanding as of the date of this Agreement (the “Company Series D Preferred Units”), and (z) 0 Incentive Units, of which 0 are issued and outstanding (“Company Incentive Units”), and there are no other authorized equity interests of the Company that are issued and outstanding. All of the issued and outstanding Membership Units (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (x) the Governing Documents of the Company and (y) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) are free and clear of any Liens.
(b) Except as otherwise set forth on Section (b) of the Member Disclosure Letter, the Company has not granted any outstanding subscriptions, options, stock appreciation rights, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for shares of Company Common Units any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of the Company or the value of which is determined by reference to shares or other equity interests of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any shares of Company Common Units. Section 4.5(b) of the Member Disclosure Letter separately identifies each Company Award.
(c) As of the date of this Agreement, (i) Company Options to purchase 161,607 shares of Company Common Units are outstanding and (ii) Company UARs relating to 2,170,728 shares of Company Common Units are outstanding. The Company has provided to Acquiror, prior to the date of this Agreement, a true and complete list of each individual who, as of the date of this Agreement, holds a Company Award, including the number of shares of Company Common Unit subject thereto, vesting schedule and, if applicable, the exercise price or strike price, as applicable, and expiration date thereof. All Company Awards are evidenced by award agreements in substantially the forms previously made available to Acquiror, and no Company Award is subject to terms that are materially different from those set forth in such forms. Each Company Award was validly issued and properly approved by the Board of Directors of the Company (or appropriate committee thereof). No Company Option or Company UAR was granted, as applicable, with an exercise price or strike price per share that was less than the fair market value of a Company Common Unit on the grant date as determined in accordance with Section 409A of the Code.
(d) As of the date of this Agreement, the Company Warrants are outstanding. The Company Warrants (i) have been duly authorized and validly issued and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) has been offered, sold and issued in compliance in all material respects with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts governing the issuance of such securities; and (iii) is not subject to, nor has it been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) is free and clear of any Liens.
(e) Except for the Existing Credit Agreement and as set forth in Section 4.5(e) of the Member Disclosure Letter, the Company and its Subsidiaries have no outstanding Indebtedness (or guarantee thereof) nor do they have any commitment or obligation to incur or guarantee any Indebtedness. There are no off balance sheet financing arrangements to which the Company and its Subsidiaries is a party.
Section 4.6 Capitalization of Subsidiaries.
(a) The outstanding shares of capital stock or equity interests of the Company’s Subsidiaries, the record and beneficial ownership with respect thereto, is set forth on Section 4.6(a) of the Member Disclosure Letter, (i) have been duly authorized and validly issued, and, to the extent applicable, are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the issuing Subsidiary, and (2) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of each such Subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound; and (iv) are free and clear of any Liens.
(b) Except as set forth on Section 4.6(b) of the Member Disclosure Letter, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) exercisable or exchangeable for any capital stock or equity interests of such Subsidiaries, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares or other equity interest, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of such Subsidiaries or the value of which is determined by reference to shares or other equity interests of the Subsidiaries, and there are no voting trusts, proxies or agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.
Section 4.7 Financial Statements.
(a) Attached as Section 4.7(a) of the Member Disclosure Letter are the following:
(i) true and complete copies of the audited consolidated balance sheets and the related consolidated statements of operations, and member’s equity and cash flows of the Company and its Subsidiaries (including all notes thereto) as of and for the years ended December 31, 2020 and December 31, 2019, together with the auditor’s reports thereon (and together with the FY 2021 Financial Statements and FY 2020 and 2019 Financial Statements, when delivered pursuant to Section 6.3, the “Audited Financial Statements”).
(ii) true and complete copies of the auditor reviewed consolidated balance sheets and the related consolidated statements of operations and comprehensive operations, shareholders’ equity and cash flows of the Company and its Subsidiaries (including all notes thereto) as of and for the six-months period ended June 30, 2021 (the “Q2 Financial Statements”) together with the Q2 Financial Statements, and, when delivered pursuant to Section 6.3(a), the Q3 Financial Statements, the “Interim Financial Statements”).
(b) Except as set forth on Section (b) of the Member Disclosure Letter, the Audited Financial Statements, the Interim Financial Statements, and, when delivered pursuant to Section 6.3, the PCAOB Financial Statements (i) fairly present in all material respects the consolidated balance sheets of the Company and its Subsidiaries, as at the respective dates thereof, and the consolidated statements of operations and comprehensive operations, shareholder’s equity and cash flows for the respective periods then ended (subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of the Interim Financial Statements, the absence of footnotes or the inclusion of limited footnotes), (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its Subsidiaries and (iv) when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 6.3, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof and (v) solely with respect to the Audited Financial Statements, were prepared in accordance with the auditing standards of the Public Company Accounting Oversight Board, as applicable.
(c) Neither the Members, the Company, its Subsidiaries (including any employee thereof) nor any independent auditor of the Company or its Subsidiaries has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company or its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company’s or its Subsidiaries’ management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any claim, complaint, investigation or allegation regarding any of the foregoing.
(d) Except as set forth in Section 4.7(d) of the Member Disclosure Letter, the Company and each of its Subsidiaries make and keep accurate books and records and maintain a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) reconciliations of physical assets to records are performed on a routine basis at reasonable intervals, and adjusted for any differences.
Section 4.8 No Undisclosed Liabilities. Except as set forth on Section 4.8 of the Member Disclosure Letter, there is no other liability, debt (including Indebtedness, guarantees of any Indebtedness or obligation to incur any debt or guarantee) or obligation of, or claim or judgment against, the Company or any of the Company’s Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of the operation of business, consistent with past practice, of the Company and its Subsidiaries, none of which are or would reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries taken as a whole, or (c) that will be discharged or paid off prior to or at the Closing.
Section 4.9 Litigation and Proceedings. Except as set forth on Section 4.9 of the Member Disclosure Letter, as of the date of this Agreement, (a) there are no pending or, to the knowledge of the Company, threatened lawsuits, actions, suits, judgments, claims, proceedings or any other Actions (including any audits or investigations of any nature, civil, criminal, regulatory or otherwise, initiated, pending or, to the knowledge of the Company, threatened by any Governmental Authority), or other proceedings at law or in equity (collectively, “Legal Proceedings”) against or involving the Company or any of the Company’s Subsidiaries or their respective properties or assets, and (b) there is no outstanding Governmental Order imposed upon the Company or any of the Company’s Subsidiaries; nor are any properties or assets of the Company or any of the Company’s Subsidiaries’ respective businesses bound or subject to any Governmental Order, except, in each case, as would not be, and would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.10 Legal Compliance. Except as set forth on Section 4.10 of the Member Disclosure Letter:
(a) Each of the Company and its Subsidiaries are, and at all times for the past three (3) years, have been, in compliance with all applicable Laws in all material respects.
(b) For the past three (3) years, none of the Company or any of its Subsidiaries has received any written notice of, or been charged with, the violation of any Laws, except where such violation has not been and would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole.
Section 4.11 Contracts; No Defaults.
(a) Section 4.11(a) of the Member Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xvii) below to which, as of the date of this Agreement, the Company or any of the Company’s Subsidiaries is a party or by which they or any of their property or assets are bound, other than a Company Benefit Plan. True, correct and complete copies of the Contracts listed on Section 4.11(a) of the Member Disclosure Letter have previously been delivered to or made available to Acquiror or its agents or representatives, together with all amendments thereto.
(i) Any Contract with any of the Top Vendors or Top Customers;
(ii) Each note, debenture, other evidence of Indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by the Company or any of the Company’s Subsidiaries, including any agreement or commitment for future loans, credit or financing, in each case, in excess of $2,500,000.00;
(iii) Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries in the last three (3) years, in each case, involving payments in excess of $2,500,000.00 other than Contracts (A) in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing, (B) dispositions of obsolete assets in the ordinary course consistent with past practice or (C) between the Company and its Subsidiaries;
(iv) Each lease, rental or occupancy agreement, installment and conditional sale agreement, and other Contract that (i) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property, and (ii) involves aggregate payments in excess of $2,500,000.00 in any calendar year for agreements related to personal property;
(v) Each Contract involving the formation of a (A) joint venture, (B) partnership, or (C) limited liability company except for the Subsidiaries of the Company listed on Section 4.2 of the Member Disclosure Letter;
(vi) Contracts (other than offer letters, employment agreements, bonus agreements, severance agreements, separation agreements, employee non-competition agreements, employee confidentiality and invention assignment agreements, non-competition agreements, bonus agreements, separation agreements, severance agreements, or other agreement entered into in the ordinary course or equity or incentive equity documents and Governing Documents) between the Company and its Subsidiaries, on the one hand, Members and Affiliates of the Members, the Company or any of the Company’s Subsidiaries (other than the Company or any of the Company’s Subsidiaries), the officers and managers (or equivalents) of the Members, the Company or any of the Company’s Subsidiaries, the equityholders of the Members, any employee of the Members, the Company or any of the Company’s Subsidiaries, or any member of the immediate family of the foregoing Persons, (each a “Related Party”), on the other hand (collectively, “Affiliate Agreements”);
(vii) Contracts with each current officer, manager, director or current employee or worker of or consultant to the Company or its Subsidiaries that provide annual base compensation, on an individual basis, (excluding bonus and other benefits) in excess of $150,000;
(viii) Contracts with any employee or consultant of the Company or any of the Company’s Subsidiaries that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the transactions contemplated hereby;

(ix) Contracts of the Company or any of the Company’s Subsidiaries or Affiliates containing covenants (A) prohibiting or limiting the right of the Company or any of the Company’s Subsidiaries or Affiliates to engage in or compete with any Person in any line of business in any material respect or (B) prohibiting or restricting the Company’s and its Subsidiaries’ or Affiliates’ ability to conduct their business with any Person in any geographic area in any material respect;
(x) Any collective bargaining (or similar) agreement or Contract between the Company or any of the Company’s Subsidiaries, on the one hand, and any labor union, works council or other body representing employees of the Company or any of the Company’s Subsidiaries, on the other hand;
(xi) Each Contract, including license agreements, coexistence agreements, and agreements with covenants not to sue (but not including non-disclosure agreements and incidental trademark licenses incident to marketing, printing or advertising contracts) pursuant to which the Company or any of the Company’s Subsidiaries (A) grants to a third Person the right to use or register any material Intellectual Property of the Company and its Subsidiaries or (B) is granted by a third Person the right to use or register Intellectual Property that is material to the business of the Company and its Subsidiaries (other than standard form contracts granting nonexclusive rights to use commercially available off-the-shelf Software);
(xii) Each Contract requiring capital expenditures by the Company or any of the Company’s Subsidiaries after the date of this Agreement in an amount in excess of $2,500,000.00 in any calendar year;
(xiii) Any Contract that (A) grants to any third Person any “most favored nation rights” or (B) grants to any third Person price guarantees for a period greater than one year from the date of this Agreement and requires aggregate future payments to the Company and its Subsidiaries in excess of $2,500,000, individually or in the aggregate, in any calendar year;
(xiv) Contracts granting to any Person (other than the Company or its Subsidiaries) a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests in the Company or any of the Company’s Subsidiaries;
(xv) Any Contract (A) obligating the Company or any of the Company’s Subsidiaries to purchase or otherwise obtain any product or service exclusively from a third-party, (B) establishing an exclusive sale or purchase obligation of the Company or any of the Company’s Subsidiaries with respect to any product or geographic area, (C) granting any third party the exclusive right to develop, market, sell or distribute any of the Company’s or any of the Company’s Subsidiaries’ products or services; in each case of clauses (A), (B) and (C), involving a payment to a third party, or the receipt of funds by the Company or any of its Subsidiaries, in each case, in excess of $2,500,000; or (D) containing covenants and obligating the Company not to solicit customers or employees; and
(xvi) Any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xv) of this Section 4.11(a).
(b) Except for any Contract that will automatically terminate upon the expiration of the stated term thereof prior to the Closing Date, all of the Contracts listed pursuant to Section 4.11(a) in the Member Disclosure Letter are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or the Subsidiary of the Company that is a party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of such breach or default or failure to perform would not be, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (x) the Company and its Subsidiaries have performed in all respects all respective obligations required to be performed by them to date under such Contracts listed pursuant to Section 4.11(a) and neither the Company, the Company’s Subsidiaries, nor, to the knowledge of the Company, any other party thereto is in breach of or default under any such Contract, (y) during the last twelve (12) months, none of the Members, nor the Company nor any of its Subsidiaries has received any written claim or written notice of termination or breach of or default under any such Contract, and (z) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract by the Company or its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).

Section 4.12 Company Benefit Plans.
(a) Section 4.12(a) of the Member Disclosure Letter sets forth a complete list, as of the date hereof, of each material Company Benefit Plan. “Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other plan, policy, program or agreement (including any employment, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, retention, supplemental retirement, change in control or similar plan, policy, program or agreement) providing compensation or other benefits to any current or former director, officer, individual consultant, worker or employee, which are maintained, sponsored or contributed to by the Company or any of the Company’s Subsidiaries, or to which the Company or any of the Company’s Subsidiaries is a party or has or may have any liability, and in each case whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded, but excluding in each case any statutory plan, program or arrangement that is required under applicable law and maintained by any Governmental Authority. The Company has delivered to Acquiror, to the extent applicable, true, complete and correct copies of (A) each Company Benefit Plan (or, if not written a written summary of its material terms), including all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (B) the most recent summary plan descriptions, including any summary of material modifications (C) the most recent annual reports (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (D) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, and (E) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter.
(b) (i) Each Company Benefit Plan has been operated and administered in all material respects in compliance with its terms and all applicable Laws, including ERISA and the Code; (ii) all material contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all material obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company’s financial statements to the extent required by GAAP; (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan; (iv) to the knowledge of the Company, there has not been any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan; and (v) neither the Company nor, to the knowledge of the Company, any other “fiduciary” (as defined in Section 3(21) of ERISA) has any material liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Benefit Plan.
(c) No Company Benefit Plan is a multiemployer plan (as defined in Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or is subject to Title IV of ERISA (a “Title IV Plan”) and neither the Company nor any ERISA Affiliate has sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under, a Multiemployer Plan or Title IV Plan at any time within the previous six (6) years. Neither the Company nor any ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA that has not been fully satisfied.
(d) With respect to the Company Benefit Plans, no material actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such material actions, suits or claims.
(e) No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” or (iii) benefits the full cost of which is borne by the current or former employee (or his or her beneficiary). No condition exists that would prevent the Company or any Subsidiary of the Company from amending or terminating any Company Benefit Plan providing health or medical benefits in respect of any active employee of the Company or any Subsidiary of the Company (other than in accordance with the applicable Company Benefit Plan).

(f) The consummation of the transactions contemplated hereby will not, either alone or in combination with another event (such as an employment termination following the consummation of the transactions contemplated hereby), (i) entitle any current or former employee, officer or other individual service provider of the Company or any Subsidiary of the Company to any severance pay or any other compensation payable by the Company or any Subsidiary of the Company, except as expressly provided in this Agreement or (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due any such employee, officer or other individual service provider by the Company or a Subsidiary of the Company.
(g) The consummation of the transactions contemplated hereby will not, either alone or in combination with another event (such as an employment termination following the consummation of the transactions contemplated hereby), result in any “excess parachute payment” under Section 280G of the Code. No Company Benefit Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code
(h) Each Company Benefit Plan that constitutes in whole or in part a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code complies with, and is administered in compliance with, Section 409A of the Code and the final regulations and other IRS guidance promulgated and in effect under Section 409A of the Code, in all material respects.
Section 4.13 Labor Relations; Employees.
(a) Except as set forth on Section 4.13(a) of the Member Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, works council agreement, or any similar agreement, no such agreement is being negotiated by the Company or any of the Company’s Subsidiaries, and no labor union, labor organization, works council or any other employee representative body has requested or, to the knowledge of the Company, has sought to represent any of the employees of the Company or its Subsidiaries. To the knowledge of the Company, there has been no labor organization activity involving any employees of the Company or any of its Subsidiaries. In the past three (3) years, there has been no actual or, to the knowledge of the Company, threatened strike, slowdown, work stoppage, lockout or other material labor dispute against or affecting the Company or any Subsidiary of the Company.
(b) Each of the Company and its Subsidiaries are, and have been for the past three (3) years, in compliance in all material respects with all applicable Laws respecting labor and employment including, but not limited to, all Laws respecting terms and conditions of employment, health and safety, wages and hours, holiday pay and the calculation of holiday pay, working time, employee classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor and worker status), child labor, immigration, background checks, employment discrimination, harassment, retaliation, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs, affirmative action, pay equity, workers’ compensation, labor relations, employee leave issues and unemployment insurance.
(c) In the past three (3) years, the Company and its Subsidiaries have not received (i) notice of any material unfair labor practice charge or complaint pending or threatened before the National Labor Relations Board or any other Governmental Authority against them, (ii) notice of any material grievances or Actions arising out of any collective bargaining agreement, works council agreement, or any similar agreement or any other grievances or Actions against them, (iii) notice of any material Action with respect to or relating to them pending before the Equal Employment Opportunity Commission, California Department of Fair Employment and Housing or any other Governmental Authority responsible for the prevention of unlawful employment practices, (iv) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (v) notice of any material Action pending or threatened in any forum by or on behalf of any present or former employee, worker or independent contractor of such entities, any applicant for employment or classes of the foregoing.
(d) To the knowledge of the Company, no employee of the Company or its Subsidiaries with an annual base salary in excess of $130,000.00 intends to terminate his or her employment.
(e) To the knowledge of the Company, no current or former employee, worker or independent contractor of the Company or any of its Subsidiaries is in material violation of (i) any restrictive covenant, nondisclosure obligation or fiduciary duty to the Company or any of the Company’s Subsidiaries or (ii) any restrictive covenant or nondisclosure obligation to a former employer or engager of any such individual relating to (A) the right of any such individual to work for or provide services to the Company or any of the Company’s Subsidiaries’ or (B) the knowledge or use of trade secrets or proprietary information.
(f) Neither the Company nor any of its Subsidiaries is party to a settlement agreement with a current or former director, officer, employee or independent contractor of the Company or any of the Company’s Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct, discrimination or retaliation by either (i) a director or an officer of the Company or any of the Company’s Subsidiaries or (ii) an employee of the Company or any of the Company’s Subsidiaries at the level of Sr. Manager or above. To the knowledge of the Company, in the last five (5) years, no allegations of sexual harassment, sexual misconduct, discrimination or retaliation have been made against (i) a director or an officer of the Company or any of the Company’s Subsidiaries or (ii) an employee of the Company or any of the Company’s Subsidiaries at the level of Sr. Manager or above in each case, in their capacity as such.
(g) (i) In the past three (3) years, the Company and its Subsidiaries have not engaged in layoffs, furloughs or employment terminations sufficient to trigger application of the Worker Adjustment and Retraining Notification Act or any similar state or local law relating to group terminations, and (ii) the Company, taken as a whole with its Subsidiaries, employs or otherwise engages the Persons sufficient to operate the business of the Company and its Subsidiaries as currently conducted.
Section 4.14 Taxes.
(a) All income and other material Tax Returns required to be filed by or with respect to the Company or any of the Company’s Subsidiaries’ have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true and complete in all material respects and all material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.
(b) The Company and its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to be paid over to such Governmental Authority and otherwise complied in all material respects with all applicable withholding and related reporting requirements.
(c) There are no Liens for Taxes (other than Permitted Liens) upon the property or assets of the Company or any of the Company’s Subsidiaries.
(d) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against the Company or any of the Company’s Subsidiaries that remains unpaid, settled or withdrawn except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.
(e) There are no ongoing or pending Tax audits, examinations or other Legal Proceedings with respect to any material Taxes of the Company or any of the Company’s Subsidiaries, nor has the Company or any of its Subsidiaries been notified by a Governmental Authority of (nor to the knowledge of the Company has there been) any request or threat for such an audit, examination or other Legal Proceedings, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of the Company or any of the Company’s Subsidiaries.
(f) Neither the Company nor any of its Subsidiaries has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes.
(g) Neither the Company nor any of its Subsidiaries is a party to any Tax indemnification or Tax sharing or similar agreement (other than any such agreement solely between the Company and any of its existing Subsidiaries and customary commercial Contracts not primarily related to Taxes).
(h) Neither the Company nor any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(i) Neither the Company nor any of its Subsidiaries (i) is liable for Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for United States federal, state or local income Tax purposes, other than a group the common parent of which was or is the Company.
(j) No written claim has been made by any Governmental Authority, where the Company or any of the Company’s Subsidiaries does not file Tax Returns that the Company or any of the Company’s Subsidiaries is or may be subject to taxation in that jurisdiction.
(k) Neither the Company nor any of its Subsidiaries has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization.
(l) Each of the Company and its Subsidiaries is registered for purposes of sales Tax, use Tax, transfer Taxes, value added Taxes or any similar Tax in all jurisdictions where the applicable entity has determined that it is required by Law to be so registered, and has complied in all material respects with all Laws relating to such Taxes.
(m) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(n) Neither the Company nor any of its Subsidiaries will be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any material adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Tax Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, excess loss account, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Tax Law) or open transaction disposition made on or prior to the Closing Date, (ii) prepaid amount received or deferred revenue recognized on or prior to the Closing Date, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, or (v) by reason of Section 965(a) of the Code or election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign Tax Law), and to the knowledge of the Company, the IRS has not proposed any such adjustment or change in accounting method.
(o) Neither the Company nor any of its Subsidiaries has deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the Coronavirus Aid, Relief, and Economic Security Act of 2020 (the “CARES Act”), failed to properly comply in all material respects with and duly account for all credits received under Sections 7001 through 7005 of the Families First Coronavirus Response Act and Section 2301 of the CARES Act, or sought, or intends to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Ct (15 U.S.C. § 636(a)).
(p) At all times since its formation, the Company has been properly treated as a partnership for U.S. federal and applicable state and local Tax purposes. At all times since their formations, the Subsidiaries of the Company have been treated as entities disregarded as separate from the Company for U.S. federal and applicable state and local Tax purposes.
Section 4.15 Insurance. Section 4.15 of the Member Disclosure Letter contains a list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of the Company’s Subsidiaries as of the date of this Agreement. True, correct and complete copies of such insurance policies as in effect as of the date hereof (or, to the extent that policies are not available, binders) have previously been made available to Acquiror. All such policies are in full force and effect, all premiums due thereon have been paid in full, the limits of each such policy are fully in place without any erosion, and no notice of cancellation or termination has been received by the Company or any of the Company’s Subsidiaries with respect to any such policy. To the knowledge of the Company, during the last twelve (12) months, the Company and its Subsidiaries have complied with all terms and conditions of such insurance policies, including by providing due, proper and timely notice of any material claims and occurrences covered or potentially covered thereunder. Except as disclosed on Section 4.15 of the Member Disclosure Letter, no insurer has denied or disputed coverage of any material insurance claim under an insurance policy during the last twelve (12) months.
Section 4.16 Permits. Except as would not be material to the business of the Company and its Subsidiaries, taken as a whole: (a) the Company and its Subsidiaries have obtained, and maintain, all of the material Permits reasonably required to permit the Company and its Subsidiaries to acquire, own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted, except where the failure to obtain or maintain such Permits has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (b) each material Permit held by the Company or any of the Company’s Subsidiaries is valid, binding and in full force and effect; and (c) neither the Company nor any of its Subsidiaries (i) is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) of any term, condition or provision of any material Permit to which it is a party, (ii) is or, during the past three (3) years has been the subject of any pending or threatened Action by a Governmental Authority seeking the revocation, suspension, termination, modification, non-renewal or impairment of any material Permit, or (iii) has received during the past three (3) years any written notice that any Governmental Authority that has issued any material Permit intends to cancel, suspend, modify, terminate, or not renew any such material Permit, except to the extent such material Permit may be amended, replaced, or reissued as a result of and as necessary to reflect the transactions contemplated hereby, or as otherwise disclosed in Section 4.16 of the Member Disclosure Letter, provided such amendment, replacement, or reissuance does not materially adversely affect the continuous conduct of the business of the Company and its Subsidiaries as currently conducted from and after Closing. Section 4.16 of the Member Disclosure Letter sets forth a true, correct and complete list of material Permits held by the Company or its Subsidiaries.
Section 4.17 Equipment and Other Tangible Property. The Company or one of its Subsidiaries owns and has good title to, and has the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens. All material personal property and leased personal property assets of the Company and its Subsidiaries are structurally sound and in good operating condition and repair (ordinary wear and tear expected) and are suitable for their present use.
Section 4.18 Real Property.
(a) Section 4.18 of the Member Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Leased Real Property and all Real Property Leases (as hereinafter defined) pertaining to such Leased Real Property. With respect to each parcel of Leased Real Property:
(i) The Company or one of its Subsidiaries holds a good and valid leasehold estate in, and enjoys peaceful and undisturbed possession of, such Leased Real Property, free and clear of all Liens, except for Permitted Liens.
(ii) The Company’s and its Subsidiaries’, as applicable, possession and quiet enjoyment of the Leased Real Property under such Real Property Leases has not been materially disturbed.
(iii) The Company and its Subsidiaries have delivered to Acquiror true, correct and complete copies of all material leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in and to the Leased Real Property by or to the Company and its Subsidiaries, including all amendments, terminations and modifications thereof (collectively, the “Real Property Leases”), and none of such Real Property Leases have been modified in any material respect, except to the extent that such modifications have been disclosed by the copies delivered to Acquiror.
(iv) The Company and its Subsidiaries are in material compliance with all Real Property Leases and all Liens, encumbrances, easements, restrictions, and other matters of record affecting the Leased Real Property, and neither the Company nor any of the Company’s Subsidiaries has received any notice alleging any default or breach under any of such Real Property Leases, Liens, encumbrances, easements, restrictions, or other matters and, to the knowledge of the Company, no default or breach, nor any event that with notice or the passage of time would result in a default or breach, by any other contracting parties has occurred thereunder. The Company’s and its Subsidiaries’, as applicable, possession and quiet enjoyment of the Leased Real Property under such Real Property Leases has not been materially disturbed, and to the knowledge of the Company, there are no material disputes with respect to such Real Property Leases.
(v) As of the date of this Agreement, no party, other than the Company or its Subsidiaries, has any right to use or occupy the Leased Real Property or any portion thereof.
(vi) Neither the Company nor any of its Subsidiaries have received written notice of any current condemnation proceeding or proposed similar Action or agreement for taking in lieu of condemnation with respect to any portion of the Leased Real Property.
(b) None of the Company or any of its Subsidiaries owns any land (“Owned Land”).
Section 4.19 Intellectual Property.
(a) Section 4.19(a) of the Member Disclosure Letter sets forth a true and complete list of each item of Company Intellectual Property that is registered and applied-for with a Governmental Authority, whether applied for or registered in the United States or internationally (“Company Registered Intellectual Property”). The Company or one of its Subsidiaries is the sole and exclusive owner of all of the items of Company Registered Intellectual Property, free and clear of all Liens (other than Permitted Liens), and all such Company Registered Intellectual Property is subsisting and, excluding any pending applications included in the Company Registered Intellectual Property, is, to the knowledge of the Company, valid and enforceable. The Company or one of its Subsidiaries owns, free and clear of all Liens (other than Permitted Liens), or has a valid right to use, all Intellectual Property reasonably necessary for the continued conduct of the business of the Company and its Subsidiaries in substantially the same manner as such business has been operated during the twelve (12) months prior to the date hereof.
(b) To the knowledge of the Company, the Company and its Subsidiaries have not within the previous three (3) years infringed upon, misappropriated or otherwise violated in any material respect any Intellectual Property of any third Person, and there is no Action pending to which the Company or any of the Company’s Subsidiaries is a named party, or to the knowledge of the Company, that is threatened in writing, alleging the Company’s or its Subsidiaries’ infringement, misappropriation or other violation of any Intellectual Property of any third Person.
(c) To the knowledge of the Company as of the date of this Agreement, (i) no Person is infringing upon, misappropriating or otherwise violating any Company Intellectual Property in any material respect, and (ii) except as set forth on Section 4.19(c) of the Member Disclosure Letter, the Company and its Subsidiaries have not sent to any Person within the three (3) years preceding the date of this Agreement any written notice, charge, complaint, claim or other written assertion against such third Person claiming infringement or violation by or misappropriation of any Company Intellectual Property.
(d) The Company and its Subsidiaries take and have taken for the previous three (3) years commercially reasonable measures to protect the confidentiality of trade secrets included in the Company Intellectual Property, including requiring all Persons having access thereto to execute written non-disclosure agreements or otherwise be bound by other commercially reasonable confidentiality obligations. To the knowledge of the Company, there has not been any unauthorized disclosure of or unauthorized access to any trade secrets or confidential information of the Company or any of the Company’s Subsidiaries to or by any Person in a manner that has resulted or may reasonably be expected to result in the misappropriation of, or loss of trade secret or other rights in and to such information.
(e) To the knowledge of the Company, the name and mark MILK MAKEUP is available for use in the jurisdictions in which it is listed as Company Registered Intellectual Property by the Company and/or its Subsidiaries in connection with the types of products and services offered by the Company and its Subsidiaries.
(f) Except as set forth in Section 4.19(f) of the Member Disclosure Letter, the Company or one of its Subsidiaries is the sole and exclusive owner of all the material formulas used in the products of the Company and its Subsidiaries that are being marketed as of the date hereof.
(g) No source code for any Company Software (i) has been provided or licensed or made available to any customer, business partner, escrow agent or other Person (other than employees or contractors or other Persons that had a need to utilize such source code pursuant to the ordinary course of business of the Company or one of its Subsidiaries, in each case subject to appropriate confidentiality obligations) or (ii) is the subject of any duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available, any such source code to any customer, business partner, escrow agent or other Person. The Company or one of its Subsidiaries possesses all source code for all Company Software.
(h) The Company and its Subsidiaries are in material compliance with, and to the knowledge of the Company, during the three (3) years preceding the date of this Agreement have been in compliance with, (i) all applicable Laws relating to the privacy and/or security, collection, retention, protection and use of Personal Information collected, used, or held for use in connection with the business of the Company and its Subsidiaries, (ii) the Company’s and its Subsidiaries’ posted or publicly facing privacy, cybersecurity and data security policies, and (iii) the Company’s and its Subsidiaries’ contractual obligations concerning cybersecurity, data security and the security of the Company’s and each of its Subsidiaries’ information technology systems (the foregoing (i)-(iii), “Privacy and Cybersecurity Requirements”), except in each case in subsections (i)-(iii), where any such non-compliance would not be expected to be material to the business of the Company and its Subsidiaries, taken as a whole. There are no Actions by any Person (including any Governmental Authority) pending to which the Company or any of the Company’s Subsidiaries is a named party or, to the knowledge of the Company, threatened in writing against the Company or its Subsidiaries alleging a violation of any Privacy and Cybersecurity Requirements.
(i) During the three (3) years preceding the date of this Agreement (i) there have been no material breaches of the security of the information technology systems of the Company and its Subsidiaries, and (ii) there have been no failures, breakdown, performance reduction, disruptions or other adverse event in any information technology systems, in each of clauses (i) and (ii), that would result in a Company Material Adverse Effect.
(j) With respect to the Company Software, to the knowledge of the Company, no such Company Software contains any undisclosed or hidden device or feature designed to materially disrupt, disable, or otherwise impair the functioning of any Company Software or any “back door,” “time bomb”, “Trojan horse,” “worm,” “drop dead device,” or other malicious Software, code, or routines that permit unauthorized access or the unauthorized disablement or erasure of such Software or data of the Company or its Subsidiaries.
(k) The Company’s and its Subsidiaries’ use and distribution of (i) Company Software and (ii) Open Source Materials is in material compliance with all Open Source Licenses applicable thereto.
Section 4.20 Environmental Matters.
(a) The Company and its Subsidiaries are and, except for matters which have been fully resolved, have been in material compliance with all Environmental Laws.
(b) There has been no material release of any Hazardous Materials (i) at, in, on or under any Owned Land or Leased Real Property or in connection with the Company’s or its Subsidiaries’ operations off-site of the Owned Land or the Leased Real Property or (ii) to the knowledge of the Company, at, in, on or under any formerly owned or Leased Real Property during the time that the Company owned or leased such property or at any other location where Hazardous Materials generated by the Company or any of the Company’s Subsidiaries have been transported to, sent, placed or disposed of.
(c) Neither the Company nor its Subsidiaries are subject to any current Governmental Order relating to any material non-compliance with Environmental Laws or any permits issued pursuant to Environmental Laws by the Company or its Subsidiaries or to any investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.
(d) No material Legal Proceeding is pending or, to the knowledge of the Company, threatened with respect to the Company’s or its Subsidiaries’ compliance with or liability under Environmental Laws, and, to the knowledge of the Company, there are no facts or circumstances which could reasonably be expected to form the basis of such a Legal Proceeding.

(e) The Company has made available to Acquiror all material environmental reports, assessments, audits and inspections and any material communications or notices from or to any Governmental Authority concerning any non-compliance of the Company or any of the Company’s Subsidiaries with, or liability of the Company or any of the Company’s Subsidiaries under, Environmental Law.
Section 4.21 Absence of Changes. From the date of the most recent balance sheet included in the Financial Statements to the date of this Agreement, (i) there has not been any Company Material Adverse Effect, (ii) for the previous six (6) years, and except as set forth in Section 4.21 of the Member Disclosure Letter, the Company and its Subsidiaries have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice, other than due to any actions taken in compliance with any COVID-19 Measures and (iii) the Company or any of its Subsidiaries has not taken any action which, if taken after the date hereof, but prior to the Closing, would require the consent of Acquiror under Section 6.1.
Section 4.22 Anti-Bribery Compliance.
(a) For the previous four (4) years, neither the Company nor any of its Subsidiaries, nor, any Member, director, officer, or, to the knowledge of the Company, employee or agent acting on behalf of the Company or any of the Company’s Subsidiaries, has offered, given or attempted to offer or give anything of value to: (i) any official or employee of a Governmental Authority, any political party or official thereof, or any candidate for political office, (ii) any other Person while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority, candidate for political office or other Person as an unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, or an unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment or (iii) any other Person, in each case, in violation of the Anti-Bribery Laws.
(b) For the previous four (4) years, there have been no pending internal investigations, internal or external audits, or, to the knowledge of the Company, allegations, complaints, or reports that address any allegations or information concerning possible violations of the Anti-Bribery Laws related to the Company, any of the Company’s Subsidiaries or any of the Members in their capacity as such. To the knowledge of the Company, there have been no third-party investigations (including by any Governmental Authority) concerning possible violations of the Anti-Bribery Laws in the previous four (4) years.
(c) For the previous four (4) years, the Company, its Members and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure compliance with the Anti-Bribery Laws.
Section 4.23 Sanctions and International Trade Compliance; Security Clearances.
(a) The Company and its Subsidiaries (i) are, and have been for the past five (5) years, in compliance with all applicable International Trade Laws and Sanctions Laws and (ii) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made any required filings with, any applicable Governmental Authority for the import, export, re-export, deemed export, deemed re-export, or transfer required under the International Trade Laws or Sanctions Laws (the “Export Approvals”). There are no pending or, to the knowledge of the Company, threatened, claims, complaints, charges, investigations, voluntary disclosures or Legal Proceedings against the Company or any of the Company’s Subsidiaries related to any International Trade Laws or Sanctions Laws or any Export Approvals.
(b) For the past five (5) years and in each case with respect to the Company’s and its Subsidiaries’ businesses, the Company and its Subsidiaries, and all of their respective directors, and officers, and, to the knowledge of the Company, employees or agents, have been in compliance with applicable International Trade Laws and Sanctions Laws.
(c) With respect to the Company’s and its Subsidiaries’ businesses, the Company has in place policies, controls and systems reasonably designed to provide reasonable assurance to prevent, detect, and deter violations of applicable International Trade Laws and Sanctions Laws in each jurisdiction in which the Company or any of its Subsidiaries conducts business.
(d) Neither the Company nor any of its Subsidiaries has, within the past five (5) years, (i) made a voluntary, directed or involuntary disclosure to any Governmental Authority or similar agency with respect to any alleged act or omission arising under or relating to any non-compliance with any International Trade Laws or Sanctions Laws, (ii) been the subject of an actual or threatened investigation, inquiry, or enforcement proceedings for violations of International Trade Laws or Sanctions Laws or (iii) violated or received any notice, request, penalty, or citation for any actual or potential non-compliance with International Trade Laws or Sanctions Laws.
(e) Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers, or to the knowledge of the Companies, any of the Company’s or its Subsidiaries’ respective employees, agents, representatives or other Persons acting on behalf of the Company or any of the Company’s Subsidiaries, (i) is, or has during the past five (5) years, been a Sanctioned Person or Restricted Person (ii) has, during the past five (5) years, transacted business directly or indirectly with or involving any Sanctioned Person, Restricted Person or Sanctioned Country.
Section 4.24 Information Supplied. None of the information supplied or to be supplied by the Members, the Company or any of the Company’s Subsidiaries specifically in writing for inclusion in the Registration Statement will, at the date on which the Proxy Statement/Registration Statement is first mailed to the shareholders of Acquiror or at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
Section 4.25 Customers and Vendors.
(a) Section 4.25(a) of the Member Disclosure Letter sets forth, as of the date of this Agreement, the top 10 customers (the “Top Customers”); and the top 10 vendors (the “Top Vendors”), in each case, based on the aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing twelve (12) months for the period ending December 31, 2020.
(b) Except as set forth on Section 4.25(b) of the Member Disclosure Letter, none of the Top Customers or Top Vendors has informed the Company or any of the Company’s Subsidiaries that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Customers or Top Vendors is otherwise involved in or threatening a material dispute against the Company or its Subsidiaries or their respective businesses.
Section 4.26 Cosmetics and Personal Care Regulatory. Except as set forth on Section 4.26 of the Member Disclosure Letter:
(a) The Company and its Subsidiaries are, and to the knowledge of the Company, all contract manufacturers of the Products are, and since January 1, 2018, have been, in compliance in with all Cosmetics Laws, except where such violation would not be or has not been material to the business of the Company and its Subsidiaries, taken as a whole. Since January 1, 2018, neither the Company nor any Subsidiary has received written notice of, and there is no pending, or to the knowledge of the Company, threatened in writing action, suit, proceeding, injunction or investigation against the Company or any of its Subsidiaries by any Governmental Authority or other Person asserting a material lack of compliance with any Cosmetics Law.
(b) Since January 1, 2018, to the knowledge of the Company, no third party that is a manufacturer or contractor for any Product, or any component thereof, has undergone, or is currently undergoing, any Action or inspection (outside of any routine inspection) by any Governmental Authority related to any Product.
(c) Since January 1, 2018, each Product has been marketed in compliance in all material respects with applicable Cosmetics Laws.
(d) Since January 1, 2018, the Company and its Subsidiaries have maintained all records, studies and other documentation needed to comply in all material respects with the requirements of applicable Cosmetics Laws.
(e) Since January 1, 2018, neither the Company nor any Subsidiary has made any material false statements in, or material omissions from, any registrations, reports or other submissions made to the FDA or any other Governmental Authority or in any other records and documentation prepared by the Company or any Subsidiary for compliance with the requirements of any Cosmetics Laws.

(f) Since January 1, 2018, all manufacturing operations conducted by or on behalf of the Company or any Subsidiary have been conducted in accordance, in all material respects, with good manufacturing practice requirements applicable to the Products, except where such violation would not be or has not been material to the business of the Company and its Subsidiaries, taken as a whole. There has not been any notice or other correspondence in writing from FDA or any other Governmental Authority to recall, suspend or otherwise restrict the use, manufacture or marketing of any Product. Since January 1, 2018, the Company and its Subsidiaries have not either voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or other notice or action relating to an alleged lack of safety, efficacy or regulatory compliance of any Product, and to the knowledge of the Company, there are no facts that are reasonably likely to cause the recall of any Product.
(g) No Product includes (i) color additives that have not been approved by the FDA or (ii) ingredients that have been banned by the FDA or any other federal, state or foreign Governmental Authority in the jurisdictions in which the Company sells or distributes the Products, and the Company and its Subsidiaries have policies and procedures in place consistent with industry practice to review and approve its Products for compliance with federal and state labeling, claim substantiation and ingredient requirements.
Section 4.27 Sufficiency of Assets. The tangible properties and assets owned, licensed or leased by the Company and its Subsidiaries constitute all of the tangible assets and properties used or employed in the business reasonably necessary for the continued conduct of the business of the Company and its Subsidiaries as of the date hereof. Immediately after the consummation of the transactions contemplated by this Agreement anticipated to be effected at or prior to the Closing, the tangible and intangible properties and assets owned, licensed or leased by the Company and its Subsidiaries constitute all of the assets and properties used or employed in the business reasonably necessary for the continued conduct of the business of the Company and its Subsidiaries in all material respects as conducted prior to the Closing.
Section 4.28 Government Contracts. The Company is not party to: (i) any Contract between the Company or any of its Subsidiaries, on one hand, and any Governmental Authority, on the other hand, or (ii) any subcontract or other Contract by which the Company or one of its Subsidiaries has agreed to provide goods or services through a prime contractor directly to a Governmental Authority that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services. None of the Company or any of its Subsidiaries have provided any offer, bid, quotation or proposal to sell products made or services provided by the Company or any of its Subsidiaries that, if accepted or awarded, would lead to any Contract or subcontract of the type described by the foregoing sentence.
Section 4.29 CFIUS. The Company is not a Technology, Infrastructure, or Data U.S. business as defined in Title 31 of the Code of Federal Regulations, part 800 et seq.
Section 4.30 Brokers’ Fees. Except as set forth on Section 4.30 of the Member Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by the Company, any of the Company’s Subsidiaries’ or any of their Affiliates for which any Member, Acquiror, the Purchasers, the Company or any of the Company’s Subsidiaries has any obligation.
Section 4.31 No Additional Representation or Warranties. Except as provided in Article III and this Article IV, neither the Company nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror or the Purchasers or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror or the Purchasers or their Affiliates. The Company acknowledges that the Company and its advisors, have made their own investigation of Acquiror, the Purchasers and their respective Subsidiaries and, except as provided in Article V, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the equity or assets of Acquiror, the Purchasers or any of their respective Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Acquiror, the Purchasers and their respective Subsidiaries as conducted after the Closing, as contained in any materials provided by Acquiror, the Purchasers or any of their Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND PURCHASER
Except as set forth in (i) in the case of Acquiror, any Acquiror SEC Filings filed or submitted on or prior to the date hereof (excluding (a) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (b) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such Acquiror SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 5.8, Section 5.12, or Section 5.14), or (ii) in the case of Acquiror and the Purchasers, in the disclosure letter delivered by Acquiror and the Purchasers to the Company (the “Acquiror Disclosure Letter”) on the date of this Agreement (subject to Section 11.10, Acquiror and the Purchasers represent and warrant to the Company as follows:
Section 5.1 Company Organization. Each of Acquiror and the Purchasers have been duly formed and organized and are validly existing and in good standing under the Laws of their jurisdiction of incorporation or organization and have the requisite power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The copies of the Acquiror Governing Documents and the Governing Documents of the Purchasers, in each case, as amended to the date of this Agreement, previously delivered by Acquiror to the Company, are true, correct and complete. The Purchasers have no assets or operations other than those required to effect the transactions contemplated hereby. All of the equity interests of Holdco Purchaser are held directly by Acquiror. All of the equity interests of Acquiror LP are held directly by Holdco Purchaser and Acquiror. Each of Acquiror and the Purchasers is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to Acquiror.
Section 5.2 Due Authorization.
(a) Each of Acquiror and the Purchasers has all requisite corporate power and authority to (a) execute and deliver this Agreement and the documents contemplated hereby, and (b) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been (i) duly and validly authorized and approved by the Board of Directors of Acquiror and Holdco Purchaser, and by Acquiror as the sole shareholder of Holdco Purchaser and (ii) determined by the Board of Directors of Acquiror to be in the best interests of Acquiror and recommended for approval by the shareholders of Acquiror. No other company proceeding on the part of Acquiror or the Purchasers is necessary to authorize this Agreement and the documents contemplated hereby (other than the Acquiror Shareholder Approval). This Agreement has been, and at or prior to the Closing, the other documents contemplated hereby will be, duly and validly executed and delivered by each of Acquiror and the Purchasers, and this Agreement constitutes, and at or prior to the Closing, the other documents contemplated hereby will constitute, a legal, valid and binding obligation of each of Acquiror and the Purchasers, enforceable against Acquiror and the Purchasers in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
(b) Assuming that a quorum (as determined pursuant to the Acquiror Governing Documents) is present:
(i) each of those Transaction Proposals identified in clauses (A), (B) and (C) of Section 8.2(b) shall require approval by an affirmative vote of the holders of at least two-thirds of the outstanding Acquiror Common Shares entitled to vote, who attend and vote thereupon (as determined in accordance with the Acquiror Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose; and
(ii) each of those Transaction Proposals identified in clauses (D), (E), (F), (G), (H), (I) and (J) of Section 8.2(b), in each case, shall require approval by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Shares entitled to vote thereupon (as determined in accordance with the Acquiror Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose.

(c) The foregoing votes are the only votes of the holders of Acquiror Common Shares necessary in connection with entry into this Agreement by Acquiror and the Purchasers and the consummation of the transactions contemplated hereby, including the Closing.
(d) At a meeting duly called and held, the Board of Directors of Acquiror has unanimously approved the transactions contemplated by this Agreement as a Business Combination.
Section 5.3 No Conflict. Subject to the Acquiror Shareholder Approval, the execution and delivery of this Agreement and the Obagi Merger Agreement by Acquiror and, as applicable, the Purchasers and the other documents contemplated hereby and thereby by Acquiror and the Purchasers and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of Acquiror or the Purchasers, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to Acquiror or the Purchasers, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Acquiror or the Purchasers is a party or by which Acquiror or the Purchasers may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or the Purchasers, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing (i) has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or the Purchasers to enter into and perform their obligations under this Agreement or (ii) is not and would not reasonably be expected to be material to Acquiror.
Section 5.4 Litigation and Proceedings. As of the date hereof, there are no pending or, to the knowledge of Acquiror, threatened Legal Proceedings against Acquiror or the Purchasers, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). As of the date hereof, there are no investigations or other inquiries pending or, to the knowledge of Acquiror, threatened by any Governmental Authority, against Acquiror or the Purchasers, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There is no outstanding Governmental Order imposed upon Acquiror or the Purchasers, nor are any assets of Acquiror’s or the Purchasers’ respective businesses bound or subject to any Governmental Order the violation of which would, individually or in the aggregate, reasonably be expected to be material to Acquiror. Each of Acquiror and the Purchasers is in compliance with all applicable Laws in all material respects. For the past three (3) years, Acquiror and the Purchasers have not received any written notice of or been charged with the violation of any Laws, except where such violation has not been, individually or in the aggregate, material to Acquiror.
Section 5.5 SEC Filings. Acquiror has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since March 18, 2021, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “Acquiror SEC Filings”), except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror to consummate the transactions contemplated by this Agreement. Each of the Acquiror SEC Filings, as of the respective date of its filing (or if amended or superseded by a filing made prior to the date of this Agreement or the Closing Date, as of the date of the last such amendment or superseding filing prior to the date of this Agreement), complied in all respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Filings, except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror to consummate the transactions contemplated by this Agreement. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then as of the date of such amendment, supplement or superseding filing), the Acquiror SEC Filings did not contain, when filed, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Filings. To the knowledge of Acquiror, none of the Acquiror SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.6 Internal Controls; Listing; Financial Statements.
(a) Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror, including its consolidated Subsidiaries, if any, is made known to Acquiror’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act. Since March 18, 2021, Acquiror has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror Financial Statements for external purposes in accordance with GAAP, except as would not, or would not reasonably be expected to, materially impact the ability of Acquiror to consummate the transactions contemplated by this Agreement.
(b) Each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act, except as would not, or would not reasonably be expected to materially impact the ability of Acquiror to consummate the transactions contemplated by this Agreement.
(c) Since March 18, 2021, Acquiror has complied in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq Stock Market LLC (“Nasdaq”). The Acquiror Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on Nasdaq. There is no Legal Proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or prohibit or terminate the listing of Acquiror Class A Common Stock on Nasdaq.
(d) The Acquiror SEC Filings contain true and complete copies of the audited balance sheet as of January 12, 2021 and December 31, 2020, and statement of operations, cash flow and shareholders’ equity of Acquiror for the period from January 1, 2021 through January 12, 2021 and December 8, 2020 (inception) through December 31, 2020, together with the notes thereto and auditor’s reports thereon (the “Acquiror Financial Statements”). Except as disclosed in the Acquiror SEC Filings, the Acquiror Financial Statements (i) fairly present in all material respects the financial position of Acquiror, as at the respective dates thereof (taking into account the notes thereto), and the results of operations and consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof, except (with respect to each of clauses (i), (ii) and (iii)) as would not, or would not reasonably be expected to, materially impact the ability of Acquiror to consummate the transactions contemplated by this Agreement. The books and records of Acquiror have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements, except as would not, or would not reasonably be expected to, materially impact the ability of Acquiror to consummate the transactions contemplated by this Agreement.
(e) There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(f) Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.

Section 5.7 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority or other Person is required on the part of Acquiror or the Purchasers with respect to Acquiror’s or, as applicable, the Purchasers’ execution or delivery of this Agreement, the Obagi Merger Agreement, or the consummation of the transactions contemplated hereby or thereby, except for (i) applicable requirements of the HSR Act, (ii) in connection with the Domestication, the applicable requirements of, filings with and approvals of the Cayman Registrar, the Jersey Registrar (in accordance with the Jersey Companies Law and the Cayman Act), and the Jersey Financial Services Commission, in relation to the issuance of any warrants or shares in connection therewith by Acquiror or as otherwise required, (iii) in connection with the Merger, filings with and approvals of the Cayman Registrar (in accordance with the Companies Act), and (iv) as otherwise disclosed on Section 5.7 of the Acquiror Disclosure Letter.
Section 5.8 Trust Account. As of the date of this Agreement, Acquiror has at least $345,000,000.00 in the Trust Account (including, if applicable, an aggregate of approximately $12,075,000.00 of deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of March 15, 2021, between Acquiror and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Filings to be inaccurate or that would entitle any Person (other than shareholders of Acquiror holding Acquiror Common Shares sold in Acquiror’s initial public offering who shall have elected to redeem their shares of Acquiror Common Stock pursuant to the Acquiror Governing Documents and the underwriters of Acquiror’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to all Acquiror Share Redemptions. There are no claims or proceedings pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Acquiror has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to the Acquiror Governing Documents shall terminate, and as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to the Acquiror Governing Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. To Acquiror’s knowledge, as of the date hereof, following the Effective Time, no Acquiror shareholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror shareholder is exercising an Acquiror Share Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, neither Acquiror nor the Purchasers have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror and the Purchasers on the Closing Date.
Section 5.9 Investment Company Act; JOBS Act. Acquiror is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. Acquiror constitutes an “emerging growth company” within the meaning of the JOBS Act.
Section 5.10 Absence of Changes. Since March 18, 2021, (a) there has not been any event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or the Purchasers to enter into and perform their obligations under this Agreement and (b) except as set forth in Section 5.10 of the Acquiror Disclosure Letter, and with respect to the Obagi Merger Agreement and the transactions contemplated thereby, Acquiror and the Purchasers have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice other than due to any actions taken in compliance with any COVID-19 Measures.
Section 5.11 No Undisclosed Liabilities. Except for any fees and expenses payable by Acquiror or the Purchasers as a result of or in connection with the consummation of the transactions contemplated hereby and as a result of or in connection with the Obagi Merger Agreement and the transactions contemplated there by, there is no liability, debt or obligation of or claim or judgment against Acquiror or the Purchasers (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities and obligations (i) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Acquiror SEC Filings, (ii) that have arisen since the date of the most recent balance sheet included in the Acquiror SEC Filings in the ordinary course of the operation of business of Acquiror and the Purchasers, or (iii) which would not be, and would not reasonably be expected to be, material to Acquiror. As of the date hereof, there is $1,500,000.00 outstanding under Working Capital Loans.
Section 5.12 Capitalization of Acquiror.
(a) As of the date hereof, the authorized share capital of Acquiror is $55,500.00 divided into (i) 500,000,000 shares of Acquiror Class A Common Stock, 34,500,000 of which are issued and outstanding as of the date of this Agreement, (ii) 50,000,000 shares of Acquiror Class B Common Stock, of which 8,625,000 shares are issued and outstanding as of the date of this Agreement and (iii) 5,000,000 preference shares (“Acquiror Preferred Shares”) of par value $0.0001 each, of which no shares are issued and outstanding as of the date of this Agreement (clauses (i), (ii) and (iii) collectively, the “Acquiror Securities”). The foregoing clauses represents all of the issued and outstanding Acquiror Securities. All issued and outstanding Acquiror Securities (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) the Acquiror Governing Documents, and (B) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Acquiror Governing Documents or any Contract to which Acquiror is a party or otherwise bound.
(b) Subject to the terms of conditions of the Warrant Agreement, the Acquiror Warrants will be exercisable after giving effect to the Milk Transaction for one share of Acquiror Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) per share. As of the date of hereof, 11,500,000 Acquiror Common Warrants and 5,933,333 Acquiror Private Placement Warrants are issued and outstanding. No Acquiror Warrants are exercisable until the later of (x) March 18, 2022 and (y) thirty (30) days after the Closing. All outstanding Acquiror Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) Acquiror’s Governing Documents and (B) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound. Except for the Subscription Agreements, Forward Purchase Agreements, Warrant Agreement, Acquiror’s Governing Documents, this Agreement and the Obagi Merger Agreement, there are no outstanding Contracts of Acquiror to repurchase, redeem or otherwise acquire any Acquiror Securities.
(c) Except as set forth in this Section 5.12 or as contemplated by this Agreement, the Obagi Merger Agreement or the other documents contemplated hereby and thereby, and other than in connection with the PIPE Investment and the Forward Purchase Agreements, Acquiror has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Acquiror Securities or any other commitments or agreements providing for the issuance of any additional shares, the sale of treasury shares, for the repurchase or redemption of any Acquiror Securities or the value of which is determined by reference to Acquiror Securities, and there are no Contracts of any kind which may obligate Acquiror to issue, purchase, redeem or otherwise acquire any of its Acquiror Securities.
(d) As of the date hereof, the authorized equity interests of Holdco Purchaser is 50,000 shares with par value of $1.00 each. All issued and outstanding equity securities of Holdco Purchaser (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) the Governing Documents of Holdco Purchaser, and (B) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of Holdco Purchaser or any Contract to which Holdco Purchaser is a party or otherwise bound.
(e) All issued and outstanding Purchaser Common Units (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) the Governing Documents of Acquiror LP, and (B) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of Acquiror LP or any Contract to which Acquiror LP is a party or otherwise bound.
(f) The Milk Equity Consideration, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, or any Contract to which either of the Purchasers is a party or otherwise bound.
(g) On or prior to the date of this Agreement, Acquiror has entered into Initial Subscription Agreements with PIPE Investors in the form attached hereto as Exhibit E, pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors have agreed, in connection with the transactions contemplated hereby, to purchase from Acquiror shares of Domesticated Acquiror Common Stock for the PIPE Investment Amount of at least $105,000,000.00. As of the date hereof, there are no side letters or other agreements, contracts, arrangements or understandings related to the Initial Subscription Agreements or the transactions contemplated thereby other than as expressly set forth in the Initial Subscription Agreements, this Agreement or the Obagi Merger Agreement. On or prior to the date of this Agreement, Acquiror has provided to Cedarwalk or a representative thereof an anonymized list of the PIPE Investment Amount. Each such Initial Subscription Agreement is in full force and effect with respect to, and binding on, Acquiror and, to the knowledge of Acquiror, on each PIPE Investor party thereto, in accordance with its terms. The Sponsor and Dynamo Master Fund have committed, subject to the terms and conditions of the Sponsor Forward Purchase Agreement, to the purchase of an aggregate of 16,000,000 Domesticated Acquiror Units consisting of 16,000,000 shares of Domesticated Acquiror Common Stock and 5,333,333 warrants to purchase one share of Domesticated Acquiror Common Stock for the Sponsor Forward Purchase Investment Amount and (ii) the Third-Party FPA Investor has committed, subject to the terms and conditions of the Third-Party Forward Purchase Agreement, to purchase 17,300,000 Domesticated Acquiror Units consisting of 17,300,000 shares of Domesticated Acquiror Common Stock and 5,766,667 warrants to purchase one share of Domesticated Acquiror Common Stock for the Third-Party Forward Purchase Investment Amount. Each Forward Purchase Agreement is in full force and effect and is a legal, valid and binding obligation upon the Acquiror and each of the Forward Purchasers, enforceable in accordance with its terms. Neither of the Forward Purchase Agreements has been withdrawn, terminated, amended or modified since the date of execution thereof. As of the date hereof, there are no side letters or other agreements, contracts, arrangements or understandings related to the Forward Purchase Agreements or the transactions contemplated thereby other than as expressly set forth in the Forward Purchase Agreements, this Agreement or the Obagi Merger Agreement. Acquiror and each other party to the Forward Purchase Agreements has complied with all of its obligations under the Forward Purchase Agreements in all material respects.
(h) Acquiror has no Subsidiaries other than the Purchasers, Obagi Holdco 2 and Obagi Merger Sub.
Section 5.13 Indebtedness. Subject to Section 7.09, except as set forth on Section 5.13 of Acquiror Disclosure Letter, neither Acquiror nor either of the Purchasers has any Indebtedness.
Section 5.14 Taxes.
(a) All income and other material Tax Returns required to be filed by or with respect to Acquiror or any of its Subsidiaries have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true and complete in all material respects and all material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b) Acquiror and its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to be paid over to such Governmental Authority and otherwise complied in all material respects with all applicable withholding and related reporting requirements.
(c) There are no Liens for Taxes (other than Permitted Liens) upon the property or assets of Acquiror or any of the Acquiror’s Subsidiaries.
(d) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed in writing by any Governmental Authority against Acquiror or any of the Acquiror’s Subsidiaries that remains unpaid, settled or withdrawn except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.
(e) There are no ongoing or pending Tax audits, examinations or other Legal Proceedings with respect to any material Taxes of Acquiror or any of Acquiror’s Subsidiaries, nor has the Acquiror or any of its Subsidiaries been notified in writing by a Governmental Authority of (nor to the knowledge of Acquiror has there been) any request or threat for such an audit, examination or other Legal Proceedings, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of Acquiror or any of Acquiror’s Subsidiaries.
(f) Neither Acquiror nor any of its Subsidiaries has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes.
(g) Neither Acquiror nor any of its Subsidiaries is a party to any Tax indemnification or Tax sharing or similar agreement (other than any such agreement solely between the Company and any of its existing Subsidiaries and customary commercial Contracts not primarily related to Taxes).
(h) No written claim has been made by any Governmental Authority within the past three (3) years where Acquiror or any of the Acquiror’s Subsidiaries does not file Tax Returns that Acquiror or any of the Acquiror’s Subsidiaries is or may be subject to taxation in that jurisdiction.
(i) Neither Acquiror nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(j) Acquiror LP is, and has been at all times since its formation, treated as other than an association taxable as a corporation for U.S. federal and applicable state and local income Tax purposes.
(k) To the knowledge of Acquiror, neither Acquiror nor any of its Subsidiaries is or will be, directly or indirectly, subject to any material Tax as a result of the Pre-Closing Restructuring as defined in the Obagi Merger Agreement.
(l) To the knowledge of Acquiror, neither Obagi nor any of the Subsidiaries of Obagi is or, for the taxable year that includes the Closing, is expected to be, treated as a “passive foreign investment company” within the meaning of Section 1297 of the Code.
Section 5.15 Business Activities.
(a) Since its respective organization, neither Acquiror or the Purchasers have conducted any business activities other than activities related to Acquiror’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in Acquiror Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby, there is no agreement, commitment, or Governmental Order binding upon Acquiror or the Purchasers or to which Acquiror or either of the Purchasers is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or the Purchasers or any acquisition of property by Acquiror or the Purchasers or the conduct of business by Acquiror or the Purchasers as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to Acquiror or the Purchasers.
(b) Except for the Purchasers, Acquiror LP, Obagi Holdco 2, Obagi Merger Sub, and the transactions contemplated by this Agreement, the Obagi Merger Agreement and the Ancillary Agreements, Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement, the Obagi Merger Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, Acquiror has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination (other than confidentiality agreements, term sheets, letters of intent or other customary agreements entered into in connection with review of potential initial business combinations conducted by Acquiror, in each case which were entered into prior to the date hereof and which do not contain binding terms with respect to liabilities or obligations to effect a Business Combination). Except for the transactions contemplated by this Agreement, the Obagi Merger Agreement and the Ancillary Agreements, the Purchasers do not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.
(c) The Purchasers were formed solely for the purpose of effecting the transactions contemplated by this Agreement and the transactions contemplated hereby, and the Purchasers have not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and have no, and at all times prior to the Effective Time, except as expressly contemplated by this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.
(d) As of the date hereof and except for this Agreement, the Ancillary Agreements, the Obagi Merger Agreement and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith), neither Acquiror nor the Purchasers are party to any Contract with any other Person that would require payments by Acquiror or any of its Subsidiaries after the date hereof in excess of $1,000,000.00 in the aggregate with respect to any individual Contract.
Section 5.16 Nasdaq Stock Market Quotation. As of the date hereof, Acquiror Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on Nasdaq under the symbol “WALD.” As of the date hereof, Acquiror Common Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “WALDW.” Acquiror is in compliance with the rules of Nasdaq and there is no Action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by Nasdaq or the SEC with respect to any intention by such entity to deregister Acquiror Class A Common Stock or Acquiror Common Warrants or terminate the listing of Acquiror Class A Common Stock or Acquiror Common Warrants on the Nasdaq. None of Acquiror, the Purchasers or their respective Affiliates has taken any action in an attempt to terminate the registration of Acquiror Class A Common Stock or Acquiror Common Warrants under the Exchange Act except as contemplated by this Agreement.
Section 5.17 Registration Statement, Proxy Statement and Proxy Statement/Registration Statement. On the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) of the Securities Act and/or filed pursuant to Section 14A of the Exchange Act, the Proxy Statement and the Proxy Statement/Registration Statement (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the effective date of the Registration Statement, the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the date of any filing pursuant to Rule 424(b) of the Securities Act and/or Section 14A of the Exchange Act, the date the Proxy Statement/Registration Statement and the Proxy Statement, as applicable, is first mailed to shareholders of Acquiror, and at the time of the Acquiror Shareholders’ Meeting, the Proxy Statement/Registration Statement and the Proxy Statement, as applicable, (together with any amendments or supplements thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement in reliance upon and in conformity with information furnished in writing to Acquiror by or on behalf of the Company specifically for inclusion in the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement.
Section 5.18 Obagi Merger Agreement. Prior to the date of this Agreement, Acquiror has delivered to the Company substantially final drafts of the Obagi Merger Agreement and any other additional agreements contemplated thereby, which drafts have not been amended or modified in any material respect prior to the execution of this Agreement. Acquiror has not entered into any side letter or other agreement with Obagi governing the terms of the Merger other than as provided to the Company prior to the date of this Agreement.
Section 5.19 Brokers’ Fees. Except fees described on Section 5.19 of Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Acquiror or any of its Affiliates.
Section 5.20 No Additional Representation or Warranties. Except as provided in this Article V, neither Acquiror nor either of the Purchasers nor any their respective Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or its Affiliates. Acquiror and the Purchasers acknowledge that Acquiror and the Purchasers and their respective advisors, have made their own investigation of the Company and its Subsidiaries and, except as provided in Article IV, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company and its Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of the Company and its Subsidiaries as conducted after the Closing, as contained in any materials provided by the Members, the Company, its Subsidiaries or any of their Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise.
ARTICLE VI

COVENANTS OF THE COMPANY
Section 6.1 Conduct of Business. From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), the Members shall, and shall cause the Company and its Subsidiaries to, except as otherwise contemplated by this Agreement or the Ancillary Agreements or required by Law or any COVID-19 Measures or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use commercially reasonable efforts to operate the business of the Company in the ordinary course consistent with past practice and use commercially reasonable efforts to, with respect to the Company and each of its Subsidiaries, retain the services of its current officers, preserve the goodwill of its customers, suppliers and other Persons with whom it has significant business relationships and maintain its properties and assets in all material respects. Without limiting the generality of the foregoing, except as set forth on Section 6.1 of the Member Disclosure Letter or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) the Members shall not, and shall cause the Company and its Subsidiaries not to, except as otherwise expressly contemplated by this Agreement or the Ancillary Agreements or required by Law or any COVID-19 Measures:
(a) change or amend the Governing Documents of the Company or any of the Company’s Subsidiaries, except as otherwise required by applicable Law, or form or cause to be formed any new Subsidiary of the Company;
(b) make or declare any dividend or distribution to the Members of the Company or make any other distributions in respect of any of the Company’s or any of its Subsidiaries’ capital stock or equity interests, other than Tax Distributions consistent with past practice;
(c) split, combine, reclassify, recapitalize or otherwise amend any terms of any equity interest or series of the Company’s or any of its Subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly-owned Subsidiary of the Company that remains a wholly-owned Subsidiary of the Company after consummation of such transaction;
(d) purchase, repurchase, redeem or otherwise acquire any issued and outstanding equity capital, outstanding shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries;
(e) enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any contract of a type required to be listed on Section 4.11 of the Member Disclosure Letter (excluding any Company Benefit Plan), or any Real Property Lease, in each case, other than entry into such agreements in the ordinary course of business consistent with past practice or as required by Law;
(f) sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of the Company or its Subsidiaries, including the Leased Real Property, except for (i) dispositions of obsolete or worthless equipment, or (ii) transactions in the ordinary course of business consistent with past practice in an aggregate amount not to exceed $500,000.00;
(g) acquire any ownership interest in any real property;
(h) except as otherwise required by Law, or the terms of any Company Benefit Plan as in effect on the date hereof, (i) grant any severance, retention, change in control or termination or similar pay, except (A) with respect to retention of any individual with annual base pay not in excess of $130,000.00, in the ordinary course of business consistent with past practice, (B) in connection with promotion or hiring of any individual with annual base pay not in excess of $130,000.00 and (C) with respect to severance, termination, or similar pay, to any employee with annual base pay not in excess of $130,000.00 and whose employment terminates after the date hereof, in the ordinary course of business consistent with past practice, (ii) terminate, adopt, enter into or materially amend any Company Benefit Plan, (iii) materially increase the cash compensation, bonus opportunity or employee benefits of any employee, officer, director or other individual service provider, except in the ordinary course of business consistent with past practice in respect of any individual with annual base pay not in excess of $130,000.00, (iv) establish any trust or take any other action to secure the payment of any compensation payable by the Company or any of the Company’s Subsidiaries or (v) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Company or any of the Company’s Subsidiaries, except in the ordinary course of business consistent with past practice in the case of any individual with annual base pay not in excess of $130,000.00;
(i) with respect to the business of the Company and its Subsidiaries, (i) make any material change in the selling, distribution, advertising, terms of sale or collection practices that is inconsistent with past practice; or (ii) engage in the practice of “channel stuffing” or any similar program, activity or other action (including any rebate, discount, chargeback or refund policy or practice) that, in each case, is intended or would reasonably be expected to result in acquisition of products or services from the Company and its Subsidiaries that is materially in excess of normal customer purchasing patterns consistent with past course of dealing with the business of the Company and its Subsidiaries during the twelve (12) months prior to the date hereof;
(j) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;
(k) make any material loans or material advances to any Person, except for (i) advances to employees, officers or independent contractors of the Company or any of the Company’s Subsidiaries for indemnification, attorneys’ fees, travel and other expenses incurred in the ordinary course of business consistent with past practice or (ii) extended payment terms for customers in the ordinary course of business consistent with past practice;
(l) (A) make or change any material election in respect of material Taxes, (B) materially amend, modify or otherwise change any filed material Tax Return, (C) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (D) enter into any “closing agreements” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign Law) with any Governmental Authority in respect of material Taxes, (E) settle any claim or assessment in respect of material Taxes, (F) affirmatively surrender or allow to expire any right to claim a refund of material Taxes or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);
(m) (i) incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary of the Company or guaranty any debt securities of another Person, other than any Indebtedness or guarantee incurred in the ordinary course of business and in an aggregate amount not to exceed $500,000.00 or (ii) discharge any secured or unsecured obligations or liabilities (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceed $500,000.00, except as otherwise contemplated by this Agreement or as such obligations become due;
(n) issue any additional securities, including Membership Units or securities exercisable for or convertible into Membership Units, other than issuances of equity securities upon the exercise or settlement of Company Awards outstanding as of the date hereof;
(o) adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries;
(p) waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, Action, litigation or other Legal Proceedings, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $500,000.00 in the aggregate;
(q) grant to or acquire from, or agree to grant to or acquire from, except as would be granted on a non-exclusive basis or acquired in the ordinary course of business consistent with past practice any Person rights to any Intellectual Property that is material to the Company and its Subsidiaries, or dispose of, abandon or permit to lapse any rights to any Company Intellectual Property except for (i) the expiration of patents and copyrights that are Company Registered Intellectual Property in accordance with the applicable statutory term or (ii) as reasonably necessary in the ordinary conduct of business consistent with past practice;
(r) disclose or agree to disclose to any Person (other than Acquiror or any of its representatives) any trade secret or any other material confidential or proprietary information, know-how or process of the Company or any of its Subsidiaries, in each case, other than in the ordinary course of business consistent with past practice and pursuant to obligations to maintain the confidentiality thereof;
(s) make or commit to make capital expenditures other than in an amount not in excess of the amount set forth on Section 6.1(s) of the Member Disclosure Letter, in the aggregate;
(t) manage the Company’s and its Subsidiaries’ working capital in a manner other than in the ordinary course of business consistent with past practice;
(u) waive the restrictive covenant obligations of any current or former employee of the Company or any of the Company’s Subsidiaries;
(v) (i) limit the right of the Company or any of the Company’s Subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive or similar rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company and its Subsidiaries, taken as a whole;
(w) terminate without replacement, amend in a manner materially detrimental to the Company or any of the Company’s Subsidiaries, permit to lapse or fail to use reasonable best efforts to maintain, reinstate or replace any material Governmental Authorization or material Permit required for the conduct of the business of the Company or any of the Company’s Subsidiaries;
(x) terminate (without replacement with similar or better coverage) or amend in a manner materially detrimental to the Company or any of the Company’s Subsidiaries any material insurance policy insuring the business of the Company or any of the Company’s Subsidiaries; or
(y) enter into any agreement to do any action prohibited under this Section 6.1.
Section 6.2 Inspection. Subject to confidentiality obligations that may be applicable to information furnished to the Company or any of the Company’s Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided that, to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality or sensitive obligation), and to the extent permitted by applicable Law, (a) the Members shall, and shall cause the Company and its Subsidiaries to, afford to Acquiror and its accountants, counsel and other representatives reasonable access during the Interim Period (including for the purpose of coordinating transition planning for employees), during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the Company and its Subsidiaries, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request; provided, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries without the prior written consent of the Company, and (b) the Members shall, and shall cause the Company and its Subsidiaries to, provide to Acquiror and, if applicable, its accountants, counsel or other representatives, (x) such information and such other materials and resources relating (i) to any Legal Proceeding initiated, pending or threatened during the Interim Period, or (ii) to the compliance and risk management operations and activities of the Company and its Subsidiaries during the Interim Period, in each case, as Acquiror or such representative may reasonably request, (y) prompt written notice of any status updates in connection with any such Legal Proceedings or otherwise relating to any material compliance and risk management matters or decisions of the Company or its Subsidiaries, and (z) copies of any material written communications sent or received by the Company or its Subsidiaries in connection with such Legal Proceedings. All information obtained by Acquiror, the Purchasers or their respective representatives pursuant to this Section 6.2 shall be subject to the Confidentiality Agreement. To the extent permitted by applicable Law and solely as is necessary to determine if the condition set forth in Section 9.1(e) has been met, the Acquiror and the Purchasers shall provide to the Company, its Subsidiaries and their respective representatives any information obtained by the Acquiror, the Purchasers s or any of their respective representatives from Obagi, its Subsidiaries or any of their respective representatives pursuant to Section 6.2 of the Obagi Merger Agreement, in each case, subject to confidentiality obligations that may be applicable to information furnished to Obagi or any of Obagi’s Subsidiaries by third parties that may be in Obagi’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided, that to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality or sensitive obligation).
Section 6.3 Preparation and Delivery of Additional Company Financial Statements.
(a) As soon as reasonably practicable following the date of this Agreement, the Company shall deliver to Acquiror (i) audited consolidated balance sheets and the related consolidated statements of operations and Members’ equity and cash flows of the Company and its Subsidiaries (including all notes thereto) as of and for the years ended December 31, 2020 and December 31, 2019, together with the auditor’s reports thereon, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “FY 2020 and 2019 Financial Statements” and, together with the Q3 Financial Statements and the FY 2021 Financial Statements, the “PCAOB Financial Statements”); provided, that upon delivery of such FY 2020 and 2019 Financial Statements, the representations and warranties set forth in Section 4.7 shall be deemed to apply to the FY 2020 and 2019 Financial Statements in the same manner as the Audited Financial Statements and (ii) a substantially completed draft of the Management Discussion and Analysis (“MD&A”) with respect to such financial statements for inclusion in the Proxy Statement/Registration Statement.
(a) As soon as reasonably practicable following the date of this Agreement, the Company shall deliver to Acquiror (i) the auditor reviewed consolidated balance sheets and the related consolidated statements of operations and Members’ equity and cash flows of the Company and its Subsidiaries (including all notes thereto) as of and for the nine-month period ended September 30, 2021, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “Q3 Financial Statements” and, together with the other Interim Financial Statements and Audited Financial Statements, the “Financial Statements”); provided, that upon delivery of such Q3 Financial Statements, the representations and warranties set forth in Section 4.7 shall be deemed to apply to the Q3 Financial Statements in the same manner as the Interim Financial Statements and (ii) a substantially completed draft of the MD&A with respect to such financial statements for inclusion in the Proxy Statement/Registration Statement.
(b) If the Effective Time has not occurred prior to February 14, 2022, as soon as reasonably practicable following February 14, 2022, the Company shall deliver to Acquiror (i) the audited consolidated balance sheets and statements of operations and comprehensive loss, changes in stockholders’ equity (deficit), and cash flows of the Company and its Subsidiaries (including all notes thereto) as of and for the year ended December 31, 2021, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “FY 2021 Financial Statements”); provided, that upon delivery of such FY 2021 Financial Statements, the representations and warranties set forth in Section 4.7 shall be deemed to apply to the FY 2021 Financial Statements in the same manner as the Audited Financial Statements and (ii) a substantially completed draft of the MD&A with respect to such financial statements for inclusion in the Proxy Statement/Registration Statement.
Section 6.4 Affiliate Agreements. The Company shall deliver to Acquiror evidence that all Affiliate Agreements (other than those set forth on Section 6.4 of the Member Disclosure Letter) have been terminated or settled at or prior to the Closing without further liability to Acquiror, the Company or any of the Company’s Subsidiaries.
Section 6.5 Existing Credit Agreement.
(a) Prior to the Closing, each of the Members shall, and shall cause the Company to, instruct its and their respective representatives to, in each case, use their reasonable best efforts to provide to the Acquiror with all customary cooperation or assistance as reasonably requested by the Acquiror in connection with the Debt Financing. Without limiting the generality of the foregoing, such cooperation and assistance shall include using reasonable best efforts in (i) causing management of the Company, with appropriate seniority and expertise, to participate (including by teleconference or virtual meeting platforms) in a reasonable number of meetings, presentations, sessions and road shows with prospective lenders or rating agencies and rating agency and due diligence sessions (including customary one-on-one meetings with the parties acting as lead arrangers or agent for, and prospective lenders and purchasers of, the Debt Financing), (ii) providing reasonable and customary assistance with the preparation of materials for rating agency presentations, bank information memoranda (including, to the extent necessary, an additional bank information memoranda that does not contain material non-public information), marketing materials, investor presentations (including road shows) and similar documents required in connection with the Debt Financing, including executing customary authorization and representation letters in connection with the distribution of such materials, and providing reasonable cooperation with the due diligence efforts of the Debt Financing Sources (including providing access to documentation reasonably requested by the Debt Financing Sources), (iii) promptly, and in any event no later than five (5) Business Days prior to the Closing Date, providing all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, relating to such Member and the Company and its Subsidiaries, in each case as reasonably requested by the Acquiror at least nine (9) Business Days prior to the Closing Date, (iv) furnishing the Acquiror and the Debt Financing Sources with financial and other information regarding the Company that is necessary to obtain the Debt Financing and using commercially reasonable efforts to update such information from time to time as necessary to ensure such information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading, (v) reasonably assisting the Acquiror with the Acquiror’s preparation of pro forma financial statements and other financial information required to be included in any materials referred to in clause (ii) above related to the Debt Financing (it being understood that the Company shall not itself be responsible for the preparation of such pro forma financial information), (vi) reasonably assisting the Acquiror with the Acquiror’s preparation of the definitive agreements with respect to the Debt Financing, including (A) cooperating to facilitate the pledging of, granting of security interests in and obtaining perfection of any Liens on, collateral in connection with the Debt Financing, and using reasonable best efforts to cause officers of the Company and its Subsidiaries who will be officers of the Company and its Subsidiaries after the Closing, as applicable, to execute and deliver certificates and other documents as may reasonably be requested by the Acquiror or the Debt Financing Sources in connection with the Debt Financing (so long as such certificates and other documents will not be effective prior to the Closing) and (B) providing customary information and assistance necessary to assist the Acquiror and its counsel with obtaining any customary legal opinions required to be delivered in connection with the Debt Financing, (vii) attempting to ensure that any syndication effort benefits from any existing lending and investment banking relationship of the Company, (viii) taking all actions reasonably necessary in connection with the payoff and termination of any existing indebtedness of the Company and its Subsidiaries on the Closing

Date and the release of related Liens on the Closing Date (including obtaining customary payoff letters, lien terminations and other instruments of discharge) and (ix) causing the taking of corporate and organizational actions reasonably necessary to permit the completion of the Debt Financing.
(b) Notwithstanding anything in Section (a) to the contrary, (i) in no event shall the “reasonable best efforts” of the Members, the Company and its Subsidiaries or their respective representatives be deemed or construed to require such persons to, and such persons shall not be required to, provide such cooperation to the extent it would (A) interfere unreasonably with the business or operations of the Company or its Subsidiaries, or (B) require the Company or its Subsidiaries to take any action that would reasonably be expected to (x) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the organizational documents of any of the Company or its Subsidiaries and any applicable Laws, (y) cause any condition to the Closing set forth in this Agreement to fail to be satisfied or otherwise cause any breach of this Agreement that would provide the Acquiror the right to terminate this Agreement or (z) result in any employee, officer or director of such person incurring any personal liability (as opposed to any liability in his or her capacity as an officer of such person) with respect to any matters related to the Debt Financing, (ii) the Member Group and its Subsidiaries shall not be required to commit to take any action that is not contingent on Closing or that would be effective prior to the Closing, (iii) prior to the Closing, none of the governing bodies or equity holders of any of the Company or its Subsidiaries, including the Members, shall be required to approve or adopt any Debt Financing or agreements related thereto that would be effective prior to the Closing, (iv) none of the Members, the Company nor its Subsidiaries nor any of their respective representatives shall be required to execute or deliver any agreements, certificates, or instruments in connection with any Debt Financing (other than customary authorization letters) that would be effective prior to the Closing, (v) none of the Members, the Company nor its Subsidiaries nor any of their respective representatives shall be required to provide any legal opinions, and (vi) none of the Members, the Company nor its Subsidiaries nor any of their respective representatives shall be required to pay any commitment or other similar fee or make any other payment (other than for reasonable out-of-pocket costs or expenses) or incur any other liability or provide or agree to provide any indemnity in connection with any Debt Financing or any of the foregoing prior to the Closing, (vii) none of the Members, the Company nor its Subsidiaries nor any of their respective representatives shall be required to deliver any financial information which is otherwise already in the possession of the Acquiror, (viii) none of the Members, the Company nor its Subsidiaries nor any of their respective representatives shall be required to provide access to or disclose information where the Company reasonably determines that such access or disclosure would violate attorney-client privilege (provided, however, that the applicable Member or the Company, as the case may be, shall give notice to Acquiror of the fact that it is withholding information pursuant to this clause (viii), and thereafter use its commercially reasonable efforts to make reasonable and appropriate substitute disclosure arrangements) and (ix) neither the Members nor the Company shall be required to waive or amend any terms of this Agreement.
(c) The Company hereby consents to the use of the logos of the Company and its Subsidiaries in connection with the Debt Financing so long as such logos are used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or its Subsidiaries.
(d) Acquiror shall promptly, upon written request by the Company, reimburse the Company, its Subsidiaries and any Member for any reasonable and documented out-of-pocket expenses (including reasonable attorneys’ fees) incurred by any member of the Member Group in connection with the cooperation of the Company, its Subsidiaries or any Member contemplated by this Section 6.5. Acquiror shall indemnify and hold harmless each of the Company, its Subsidiaries and the Members from and against any and all liabilities suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith, except in the event such liabilities arose out of or result from (A) any material inaccuracy in any information provided by or on behalf of the Company, its Subsidiaries or any Member or (B) the gross negligence, fraud or willful misconduct or intentional misrepresentation or intentional breach of this Agreement by the Company, its Subsidiaries or any Member.
(e) All non-public or confidential information obtained by Acquiror, its Affiliates or any of their respective representatives pursuant to this Section 6.5 or otherwise in connection with the Debt Financing shall be kept confidential in accordance with the Confidentiality Agreement (it being understood that such information may be used and disclosed in the syndication of the Debt Financing; provided access to such information shall be provided subject to the acknowledgment and acceptance by the relevant recipient that such information is being disseminated on a confidential basis in accordance with market standards for dissemination of such type of information).
(f) No later than three (3) Business Days prior to the Closing Date, Members shall cause the Company to deliver to Acquiror an executed payoff letter in respect of the Existing Credit Agreement (the “Payoff Letter”), together with any applicable related lien release documentation and instruments, in each case, in customary form and including language (i) indicating the total amount required to be paid to fully satisfy all principal, interest, and any other monetary obligations then due and payable under the Existing Credit Agreement as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”), (ii) stating that, upon receipt of the Payoff Amount under such Payoff Letter, the Existing Credit Agreement and all related loan documents shall be automatically terminated, as applicable, and (iii) providing that all Liens and all guarantees in connection therewith relating to the assets and properties of the Company or any of the Company’s Subsidiaries securing such obligations shall be released and terminated upon the payment of the Payoff Amount (subject to customary reinstatement language). Notwithstanding the foregoing, under no circumstances will the Company be obligated to pay any Payoff Amount prior to the Closing.
(g) The Company’s obligations under this Section 6.5 are the sole obligations of the Company and its Affiliates with respect to the Debt Financing and no other provision of this Agreement shall be deemed to expand or modify such obligations. Notwithstanding anything to the contrary contained herein, it is understood and agreed that the condition precedent set forth in Section 9.2(b), as applied to the Company’s obligations under this Section 6.5, shall be deemed satisfied unless the Acquiror fails to obtain the Debt Financing as a result of the Company’s willful and material breach of its obligations contained in this Section 6.5.
Section 6.6 Acquisition Proposals. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, the Members shall not, and shall cause the Company and its Subsidiaries not to, and shall instruct and cause the Company’s Subsidiaries, Affiliates and their respective representatives, not to (a) solicit, initiate or knowingly participate in any negotiations with any Person with respect to, or knowingly provide any non-public information or data concerning the Company or any of the Company’s Subsidiaries to any Person relating to, an Acquisition Proposal or knowingly afford to any Person access to the business, properties, assets or personnel of the Company or any of the Company’s Subsidiaries in connection with an Acquisition Proposal, (b) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (c) grant any waiver, amendment or release under any confidentiality agreement executed in connection with an Acquisition Proposal or the anti-takeover Laws of any state, or (d) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal. From and after the date hereof, the Members shall, and shall cause the Company to use its reasonable best efforts to instruct and cause its officers and directors, representatives, Subsidiaries and Affiliates and their respective representatives to immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to any Acquisition Proposal (other than Acquiror and its representatives). From and after the date hereof, the Company shall promptly notify Acquiror if any Person makes any written proposal, offer or inquiry with respect to an Acquisition Proposal and provide Acquiror with a description of the material terms and conditions thereof to the extent that such disclosure would not result in breach of the Company’s confidentiality obligations that are in existence as of the date hereof.
Section 6.7 Lock-up Agreements. Prior to the Closing, the Members shall cause the Lock-Up Members to deliver, or cause to be delivered, to Acquiror copies of the Lock-Up Agreements duly executed by all such parties in form and substance reasonably satisfactory to Acquiror.
Section 6.8 Waldencast Ventures Guidelines. The Company hereby acknowledges and agrees that Acquiror has adopted the policies set forth on Exhibit F attached hereto.

ARTICLE VII

COVENANTS OF ACQUIROR
Section 7.1 Employee Matters.
(a) As soon as reasonably practicable following the date hereof and in any event prior to the effective date of the Registration Statement, Acquiror shall approve and adopt, and submit for stockholder approval an equity incentive plan (the “Incentive Award Plan”) in a form determined by Acquiror. As soon as reasonably practicable following the date hereof and in no event later than the Closing Date, Acquiror shall provide the Company with the proposed form of the Incentive Award Plan and shall provide the Company a reasonable opportunity to review and provide comments to such form. As soon as practicable following the date that is sixty (60) days after the Closing and subject to applicable securities Laws, Acquiror shall file an effective registration statement on Form S-8 (or other applicable form) with respect to Acquiror Common Stock issuable under the Incentive Award Plan, and Acquiror shall use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Award Plan remain outstanding.
(b) For a period of twelve (12) months following the Closing Date, Acquiror shall provide, or shall cause its Affiliates to provide, each Continuing Employee with (i) an annual base salary or hourly wage rate, as applicable, that is no less favorable than the annual base salary or hourly wage rate, as applicable, provided to such Continuing Employee immediately prior to the Closing Date, (ii) target cash incentive opportunity that is no less favorable than the target cash incentive opportunity provided to such Continuing Employee immediately prior to the Closing Date and (iii) health, retirement, welfare and other employee and fringe benefits that are no less favorable, in the aggregate, than those provided to such Continuing Employee immediately prior to the Closing Date.
(c) For purposes of determining eligibility, vesting, participation and benefit accrual under Acquiror’s and its Affiliates’ plans and programs providing employee benefits (including, without limitation, severance) to Continuing Employees after the Closing Date (the “Acquiror Benefit Plans”), each Continuing Employee shall be credited with his or her years of service with the Company (and its predecessors) prior to the Closing Date to the same extent as such Continuing Employee was (or would have been) entitled, before the Closing Date, to credit for such service under Company Benefit Plans, except to the extent providing such credit would result in any duplication of benefits, and other than for benefit accrual purposes under any defined benefit pension plan. In addition, Acquiror shall cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Acquiror Benefit Plans; (ii) all pre-existing condition exclusions and actively-at-work requirements of such Acquiror Benefit Plan to be waived for such Continuing Employee and his or her covered dependents (except to the extent that such exclusions or requirements applied to the Continuing Employee under comparable Company Benefit Plans); and (iii) any co-payments, deductibles and other eligible expenses incurred by such Continuing Employee and/or his or her covered dependents during the plan year ending on the Closing Date to be credited for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year of each comparable Acquiror Benefit Plan (to the extent such credit would have been given under comparable Company Benefit Plans prior to the Closing).
(d) From and after the Closing Date, the Company shall not make any grants under the Company Appreciation Rights Plan.
(e) Notwithstanding anything herein to the contrary, Acquiror, the Purchasers and the Members acknowledge and agree that all provisions contained in this Section 7.1 are included for the sole benefit of Acquiror and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of Acquiror, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the

Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.
Section 7.2 Trust Account Proceeds and Related Available Equity.
(a) Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice Acquiror shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Acquiror (a) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (b) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to Acquiror shareholders pursuant to the Acquiror Share Redemptions, and (2) immediately thereafter, pay all remaining amounts then available in the Trust Account to Acquiror for immediate use, subject to this Agreement and the Trust Agreement and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.
Section 7.3 Nasdaq Listing. From the date hereof through the Effective Time, Acquiror shall ensure Acquiror remains listed as a public company on Nasdaq, and shall prepare and submit to Nasdaq a listing application, if required under Nasdaq rules, covering the shares of Domesticated Acquiror Common Stock and the Domesticated Acquiror Warrants issuable in the Milk Transaction and the Domestication, and shall use reasonable best efforts to obtain approval for the listing of such shares of the Acquiror Common Stock and Domesticated Acquiror Warrants, and the Company shall reasonably cooperate with Acquiror with respect to such listing.
Section 7.4 No Solicitation by Acquiror. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, Acquiror shall not, and shall use its reasonable best efforts to cause its Subsidiaries, Affiliates and their respective representatives, not to, without the prior written consent of the Company, (a) make any proposal or offer that constitutes a Business Combination Proposal if the Business Combination transaction underlying such proposal or offer is anticipated to be completed prior to or substantially concurrently with the transactions contemplated hereby, (b) initiate any discussions or negotiations with any Person with respect to a Business Combination Proposal if the Business Combination transaction underlying such discussions or negotiations is anticipated to be completed prior to or substantially concurrently with the transactions contemplated hereby or (c) enter into any acquisition agreement, business combination agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal if the entering into such acquisition agreement, business combination agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal would delay, impede, frustrate or otherwise disrupt the consummation of the Merger or the Milk Transaction, in each case, of clauses (a)-(c), other than (x) to or with the Company and its respective representatives or (y) to or with Obagi and its respective representatives; provided further, that in the case of each of clauses (a)-(c), Acquiror shall not, and shall cause such third-party in the relevant Business Combination transaction and each of their respective Affiliates and representatives not to, make any public announcement regarding such Business Combination transaction or take any action which could reasonably be expected to require any Person to make any such public announcement, in each case, without the consent of the Company. From and after the date hereof, Acquiror shall, and shall use its reasonable best efforts to cause its Subsidiaries, Affiliates and their respective representatives, to immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal that is anticipated to be completed prior to or substantially concurrently with the transactions contemplated hereby (other than with the Company, Obagi and their respective representatives).
Section 7.5 Acquiror Conduct of Business.
(a) During the Interim Period, Acquiror shall, and shall cause its Subsidiaries, including the Purchasers to, except as otherwise contemplated by this Agreement (including as contemplated by the Section 7.9, PIPE Investment, the Forward Purchase Transaction or in connection with the Domestication), the Ancillary Agreements, or the Obagi Merger Agreement and the transaction contemplated hereby and thereby or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course and consistent with past practice. Without limiting the generality of the foregoing, except as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Acquiror shall not, and Acquiror shall cause the Purchasers not to, except as otherwise contemplated by this Agreement (including as contemplated by the PIPE Investment, the Forward Purchase Transaction or in connection with the Domestication), the Ancillary Agreements, the Obagi Merger Agreement and the transaction contemplated hereby and thereby or as required by Law:
(i) seek any approval from the Acquiror’s shareholders to change, modify or amend the Trust Agreement or the Governing Documents of Acquiror or the Purchasers, except (A) as contemplated by the Transaction Proposals or (B) as otherwise required by applicable Law;
(ii) except as contemplated by the Transaction Proposals, (A) make or declare any dividend or distribution to the shareholders of Acquiror or make any other distributions in respect of any of Acquiror’s or the Purchasers’ common stock, share capital or equity interests, (B) split, combine, reclassify or otherwise amend any terms of any shares or series of Acquiror’s or the Purchasers’ common stock or equity interests, or (C) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Acquiror or the Purchasers, other than a redemption of shares of Acquiror Class A Common Stock made as part of the Acquiror Share Redemptions;
(iii) (A) make or change any material election in respect of material Taxes, (B) materially amend, modify or otherwise change any filed material Tax Return, (C) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (D) enter into any “closing agreements” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign Law) with any Governmental Authority in respect of material Taxes, (E) settle any claim or assessment in respect of material Taxes, (F) affirmatively surrender or allow to expire any right to claim a refund of material Taxes or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);
(iv) other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Acquiror or the Purchasers (including, for the avoidance of doubt, (A) the Sponsor and (B) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);
(v) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, or guaranty any debt securities of another Person, other than any Indebtedness for borrowed money or guarantee (A) incurred in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $500,000, (B) incurred between Acquiror and the Purchasers;
(vi) incur, assume or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness, or guarantee any Indebtedness of another Person, or otherwise knowingly and purposefully incur, assume, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than fees and expenses for professional services incurred in support of the transactions contemplated by this Agreement and the Ancillary Agreements or in support of the ordinary course operations of Acquiror (which the parties agree shall include any Indebtedness in respect of any Working Capital Loan incurred in the ordinary course of business in an aggregate amount not to exceed $3,500,000.00, including amounts under Working Capital Loans outstanding as of the date hereof);
(vii) (A) issue any Acquiror Securities or securities exercisable for or convertible into Acquiror Securities, (B) grant any options, warrants or other equity-based awards with respect to Acquiror Securities not outstanding on the date hereof, or (C) amend, modify or waive any of the material terms or rights set forth in any Acquiror Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or
(viii) enter into any agreement to do any action prohibited under this Section 7.5; or

(ix) amend or waive any provision of the Obagi Merger Agreement or any Ancillary Documents (solely for purposes of this Section 7.5(ix) as such term is defined in the Obagi Merger Agreement in a manner that is materially adverse to the Company or any of its Subsidiaries.
(b) During the Interim Period, Acquiror shall, and shall cause its Subsidiaries (including the Purchasers) to comply with, and continue performing under, as applicable, the Acquiror Governing Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or its Subsidiaries may be a party.
Section 7.6 Domestication. Subject to receipt of the Acquiror Shareholder Approval, prior to the Effective Time, Acquiror shall cause the Domestication to become effective, including by (a) completing and making and procuring all those filings required to be made with the Jersey Registrar in connection with the Domestication, (b) obtaining a certificate of continuance from the Jersey Registrar, (c) completing and making and procuring all those filings required to be made with the Cayman Registrar in connection with the Domestication and (d) obtaining a certificate of de-registration from the Cayman Registrar. In accordance with applicable Law, the Domestication shall provide that at the effective time of the Domestication, and without any further action on the part of any shareholder of Acquiror (other than the Acquiror Shareholder Approval), (i) each then issued and outstanding share of Acquiror Class A Common Stock shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Common Stock; (ii) each then issued and outstanding share of Acquiror Class B Common Stock shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Common Stock; (iii) each then issued and outstanding Cayman Acquiror Warrant shall convert automatically into a Domesticated Acquiror Warrant, pursuant to the Warrant Agreement; and (iv) each then issued and outstanding Cayman Acquiror Unit shall be cancelled and will convert automatically into a one share of Domesticated Acquiror Common Stock and one-third of one Domesticated Acquiror Warrant.
Section 7.7 Indemnification and Insurance.
(a) From and after the Effective Time, Acquiror shall, and shall cause the Company to, indemnify and hold harmless each present and former director and officer of the (x) Company and each of its Subsidiaries (in each case, solely to the extent acting in their capacity as such and to the extent such activities are related to the business of the Company being acquired under this Agreement) (the “Company Indemnified Parties”) and (y) Acquiror and each of its Subsidiaries (the “Acquiror Indemnified Parties” together with the Company Indemnified Parties, the “D&O Indemnified Parties”), in each case, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Acquiror or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause its Subsidiaries to (i) maintain for a period of not less than six (6) years from the Effective Time provisions in its Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of Acquiror’s and its Subsidiaries’ former and current officers, directors and employees that are no less favorable to those Persons than the provisions of the Governing Documents of the Company, Acquiror or their respective Subsidiaries, as applicable, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, each of the covenants in this Section 7.7.
(b) For a period of six (6) years from the Effective Time, Acquiror shall or shall cause the Company to maintain in effect directors’ and officers’ liability, employment practices liability and fiduciary liability insurance covering those Persons who are currently covered by Acquiror’s, the Company’s and their respective Subsidiaries’ directors’ and officers’ liability, employment practices liability and fiduciary liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or representatives) on terms not less favorable to the insureds than the terms of such current insurance coverage, except that, in the case of each such insurance coverage, in no event shall Acquiror be required to pay an annual aggregate premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium payable by Acquiror or the Company, as applicable, for such insurance policy(ies) in effect on the date of this Agreement; provided, however, that Acquiror or the Members may, or may cause the Company to, cause coverage to be extended under the current directors’ and officers’ liability, employment practices liability and fiduciary liability insurance by obtaining six (6) year “tail” insurance containing terms not materially less favorable to the insureds than the terms of such current insurance coverage with respect to claims arising out of acts, omissions or events existing or occurring at or prior to the Effective Time. If any claim is asserted or made within such six (6) year period, any insurance required to be maintained under this Section 7.7 shall be continued in respect of such claim until the final disposition thereof. Prior to the Effective Time, for the avoidance doubt, the Members shall, and shall use commercially reasonable best efforts to cause the Company and each of its Subsidiaries to, reasonably cooperate with Acquiror in order to facilitate the procurement of such insurance.
(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.7 shall survive the consummation of the transactions contemplated hereby indefinitely and shall be binding, jointly and severally, on Acquiror, the Purchasers and the Company and all successors and assigns of Acquiror, the Purchasers and the Company. In the event that Acquiror, the Purchasers or the Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror, the Purchasers and the Company shall ensure that proper provision shall be made so that the successors and assigns of Acquiror or the Company shall succeed to the obligations set forth in this Section 7.7.
(d) On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Acquiror with the post-Closing directors and officers of Acquiror, which indemnification agreements shall continue to be effective following the Closing.
Section 7.8 Acquiror Public Filings. Except in connection with the matters set forth on Section 7.8 of the Acquiror Disclosure Letter, from the date hereof through the Effective Time, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.
Section 7.9 PIPE Subscriptions. Unless otherwise approved in writing by the Company (prior to Closing) (which approval shall not be unreasonably withheld, conditioned or delayed) and except for any of the following actions that would not increase conditionality, reduce the subscription amount under any Subscription Agreement, reduce the per share price under the Subscription Agreement, or reduce or impair the rights of Acquiror under any Subscription Agreement, Acquiror shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, or any assignment or transfer of, any of the Initial Subscription Agreements, in each case, other than any assignment or transfer contemplated therein or not expressly prohibited thereby (without any further amendment, modification or waiver to such assignment or transfer provision) provided, that in the event of any such permitted assignment or transfer, the initial party to such Subscription Agreement shall remain bound by its obligations with respect thereto in the event that the transferee or assignee, as applicable, does not comply with its obligations pursuant thereto. Acquiror shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by each Subscription Agreement on the terms described therein, including using its reasonable best efforts to enforce its rights under such Subscription Agreement to cause the PIPE Investors to fund the applicable amount due under each respective Subscription Agreement in accordance with its terms. The parties also acknowledge that, following the execution of this Agreement and prior to the Closing, Acquiror may execute Subsequent Subscription Agreements with certain other investors. The parties further acknowledge that, following the execution of this Agreement and prior to the Closing Acquiror may obtain additional financing (including equity financing, debt financing, convertible securities, exchangeable securities, hybrid financing or any combination thereof) from potential investors pursuant to agreements with certain other potential counterparties.
Section 7.10 Obagi Transaction. Acquiror shall (a) use reasonable best efforts to comply in all material respects with its obligations under the Obagi Merger Agreement, subject to the terms and conditions thereof, and to ensure the consummation of the Obagi Transaction; provided, however, that nothing herein shall modify Acquiror’s obligations under the Obagi Merger Agreement and under no circumstances shall Acquiror be required to waive a closing condition in respect of the Obagi Merger Agreement or to amend, or renegotiate the terms of, the Obagi Merger Agreement in order to satisfy its obligations under this Section 7.10; and provided, further, that this

Section 7.10 shall, in no manner, prevent, hinder or impair Acquiror’s exercise of its rights under, and in no event shall Acquiror be deemed to be not in compliance with its obligations under this Section 7.10, if (a) Acquiror is not in breach of its obligations under the Obagi Merger Agreement and (b) keep the Company reasonably apprised of the status of the matters relating to the completion of the Obagi Transaction, including with respect to the satisfaction of the closing conditions in respect thereof.
Section 7.11 Stockholder Litigation. In the event that any litigation related to this Agreement, any Ancillary Agreement, the Obagi Merger Agreement or the transactions contemplated hereby or thereby is brought, or, to the knowledge of Acquiror, threatened in writing, against Acquiror or the Board of Directors of Acquiror by any of Acquiror’s stockholders prior to the Closing, Acquiror shall reasonably consult with the Company with respect to such litigation and shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. Acquiror shall give due consideration to the Company’s advice with respect to such litigation.
Section 7.12 Forward Purchase Agreement. Unless otherwise approved in writing by the Company (prior to Closing) (which approval shall not be unreasonably withheld, conditioned or delayed) and except for any of the following actions that would not increase conditionality, reduce the subscription amount under any Forward Purchase Agreement, reduce the per share price under any Forward Purchase Agreement, or reduce or impair the rights of Acquiror under any Forward Purchase Agreement, Acquiror shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, or any assignment or transfer of, any of the Forward Purchase Agreements, in each case, other than any assignment or transfer contemplated therein or not expressly prohibited thereby (without any further amendment, modification or waiver to such assignment or transfer provision) provided, that in the event of any such permitted assignment or transfer, the initial party to such Forward Purchase Agreement shall remain bound by its obligations with respect thereto in the event that the transferee or assignee, as applicable, does not comply with its obligations pursuant thereto. Acquiror shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by each Forward Purchase Agreement on the terms described therein, including using its reasonable best efforts to enforce its rights under such Forward Purchase Agreement to cause the Forward Purchasers to fund the applicable amount due under each respective Forward Purchase Agreement in accordance with its terms.
ARTICLE VIII

JOINT COVENANTS
Section 8.1 HSR Act; Other Filings.
(a) In connection with the transactions contemplated hereby, each of the Members, Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act. Each of the Members, Company and Acquiror shall substantially comply with any Antitrust Information or Document Requests.
(b) Each of the Members, Company, and Acquiror shall (and, to the extent required, shall cause its Affiliates to) request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any Legal Proceeding brought by an Antitrust Authority or any other Person, of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby.
(c) Acquiror shall cooperate in good faith with the Antitrust Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated hereby as soon as practicable (but in any event prior to the Agreement End Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Antitrust Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the transactions contemplated hereby, including, with the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned, delayed or denied), (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company or Acquiror or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company or Acquiror and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the Agreement End Date.
(d) With respect to the filing to be made pursuant to this Section 8.1, and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, the Company, each of the Members and Acquiror shall (and, to the extent required, shall cause its controlled Affiliates to) (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary waiver, clearance, approval, consent, Permits, orders, authorization or Governmental Authorization under Laws prescribed or enforceable by any Governmental Authority, for the transactions contemplated by this Agreement and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Members and the Company shall promptly furnish to Acquiror, and Acquiror shall promptly furnish to the Company, copies of any notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated hereby, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the transactions contemplated hereby; provided, that none of the parties shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the other parties. To the extent not prohibited by Law, the Members and the Company agrees to provide Acquiror and its counsel, and Acquiror agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.
(e) Each of the parties agree that the Company shall be responsible for and pay 17% and the Acquiror shall be responsible for and pay 50%, in each case, of the filing fees payable to the Antitrust Authorities in connection with the transactions contemplated hereby and by the Obagi Merger Agreement (and each of the parties acknowledge that pursuant to the Obagi Merger Agreement, Obagi will be responsible for and pay the remaining 17%).
Section 8.2 Preparation of Proxy Statement/Registration Statement; Shareholders’ Meeting and Approvals.
(a) Registration Statement and Prospectus.
(i)  As promptly as practicable after the execution of this Agreement, (x) Acquiror shall, and the Members shall and shall cause the Company to, jointly prepare and Acquiror shall, after receipt of the required PCAOB Financial Statements, file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to Acquiror’s shareholders relating to the Acquiror Shareholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) Acquiror shall prepare (with the Company’s reasonable cooperation (including causing the Company’s Subsidiaries, Affiliates and their respective representatives to cooperate)) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of the shares of Domesticated Acquiror Common Stock and Domesticated Acquiror Warrants to be issued in exchange for the issued and outstanding shares of Acquiror Class A Common Stock, Acquiror Class B Common Stock, and Acquiror Common Warrants, respectively, in the Domestication. Each of Acquiror and the Members shall, and the Members shall cause the Company to, use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Acquiror also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby, and the Members shall and shall cause the Company to furnish all information concerning the Company, its Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of Acquiror and the Members agrees to furnish, and the Members agree to cause the Company to furnish, to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Acquiror, the Members of the Company or their respective Subsidiaries to any regulatory authority (including Nasdaq) in connection with the transactions contemplated hereby (the “Offer Documents”). Acquiror will cause the Proxy Statement/Registration Statement to be mailed to Acquiror’s shareholders in each case promptly after the Registration Statement is declared effective under the Securities Act.
(ii) To the extent not prohibited by Law, Acquiror will advise the Company, reasonably promptly after Acquiror receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Acquiror shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, Acquiror shall provide the Company and its counsel with (A) any comments or other communications, whether written or oral, that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.
(iii) Each of Acquiror and the Members shall, and the Members shall cause the Company to, ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the Acquiror’s shareholders and at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
(iv) If at any time prior to the Effective Time any information relating to any Member, the Company, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Members, the Company or Acquiror, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Acquiror’s shareholders.
(b) Acquiror Shareholder Approval. Acquiror shall (i) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (x) cause the Proxy Statement to be disseminated to Acquiror’s shareholders in compliance with applicable Law, (y) solely with respect to the following clause (1), duly (1) give notice of and (2) convene and hold a meeting of its shareholders (the “Acquiror Shareholders’ Meeting”) in accordance with the Acquiror’s Governing Documents and Nasdaq Listing Rule 5620(b) (such meeting to be held on a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective), and (z) solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Transaction Proposals, and (ii) provide its shareholders with the opportunity to elect to effect an Acquiror Share Redemption. Acquiror shall, through its Board of Directors, recommend to its shareholders the (A) adoption and approval of Domestication, (B) approval of the change of Acquiror’s name to “Waldencast plc”, (C) amendment and restatement of the Acquiror Governing Documents as agreed to by the parties (except the Equityholder Representative) and with the terms set forth in Exhibit A to this Agreement (with such changes as may be agreed in writing by Acquiror and the Company) in connection with the Domestication, including any separate or unbundled proposals as are required to implement the foregoing, (D) the adoption and approval of this Agreement and all transactions contemplated hereby, (E) approval of the issuance of shares of Acquiror Common Stock in connection with the transactions contemplated by this Agreement, (F) approval of the adoption by Acquiror of the Incentive Award Plan and the ESPP, (G) the election of directors effective as of the Closing as contemplated by Section 7.5, (H) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (I) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transactions contemplated hereby or related to the Obagi Merger Agreement and the transaction contemplated thereby, and (J) adjournment of the Acquiror Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing or for other matters (such proposals in (A) through (J), together, the “Transaction Proposals”), and include such recommendation in the Proxy Statement. The Board of Directors of Acquiror shall not withdraw, amend, qualify or modify its unanimous recommendation to the shareholders of Acquiror described in the Recitals hereto that they vote in favor of the Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the shareholders of Acquiror, a “Modification in Recommendation”). To the fullest extent permitted by applicable Law, (x) Acquiror’s obligations to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting shall not be affected by any Modification in Recommendation, (y) Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting and submit for approval the Transaction Proposals and (z) Acquiror agrees that if the Acquiror Shareholder Approval shall not have been obtained at any such Acquiror Shareholders’ Meeting, then Acquiror shall promptly continue to take all such necessary actions, including the actions required by this Section 8.2(b), and hold additional Acquiror Shareholders’ Meetings in order to obtain the Acquiror Shareholder Approval. Acquiror may only adjourn the Acquiror Shareholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Acquiror Shareholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by shareholders of Acquiror prior to the Acquiror Shareholders’ Meeting; provided, that, without the consent of the Company, the Acquiror Shareholders’ Meeting (x) may not be adjourned to a date that is more than fifteen (15) days after the date for which the Acquiror Shareholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than three (3) Business Days prior to the Agreement End Date. Acquiror agrees that it shall provide the holders of shares of Acquiror Class A Common Stock the opportunity to elect redemption of such shares of Acquiror Class A Common Stock in connection with the Acquiror Shareholders’ Meeting, as required by the Acquiror Governing Documents.
Section 8.3 Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, Acquiror and the Members shall, and the Members shall cause the Company to, each, and each shall cause its Subsidiaries to (a) use reasonable best efforts to obtain all material consents and approvals of third parties (including any Governmental Authority) that any of Acquiror, the Members or the Company or their respective Affiliates are required to obtain in order to consummate the transactions contemplated hereby, and (b) take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable. Notwithstanding anything to the contrary contained herein, no action taken by the Members or the Company in compliance with this Section 8.3 will constitute a breach of Section 6.1.
Section 8.4 Section 16 Matters. Prior to the Effective Time, each of the Acquiror and Members shall, and the Members shall cause the Company to, take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of shares of the Membership Units or acquisitions of Acquiror Common Shares

(including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated hereby to be exempt under Rule B-3 promulgated under the Exchange Act.
Section 8.5 Cooperation.
(a) Prior to Closing, each of the Acquiror and the Members shall, and the Members shall cause the Company to, and each of them shall cause its respective Subsidiaries (as applicable) and, in the case of Members of the Company, its Affiliates, and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, reasonably cooperate in a timely manner in connection with any equity financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by this Agreement, including the PIPE Investment (it being understood and agreed that the consummation of any such financing by the Company or Acquiror shall be subject to the parties’ (except for the Equityholder Representative’s) mutual agreement), including (if mutually agreed by the parties) (a) by providing such information and assistance as the other party may reasonably request (including by providing such cooperation and assistance as may be reasonably requested in connection with the preparation of any investor presentations or other offering materials in connection with the PIPE Investment), (b) granting such access to the other party and its representatives as may be reasonably necessary for their due diligence, and (c) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such equity financing efforts (including direct contact between senior management and other representatives of the Company and its Subsidiaries at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, Acquiror, or their respective auditors.
(b) From the date of the announcement of this Agreement or the transactions contemplated hereby (pursuant to any applicable public communication made in compliance with Section 11.13), until the Closing Date, Acquiror shall instruct its financial advisors to keep the Company and its financial advisors reasonably informed with respect to the PIPE Investment and any changes in the rotation of the Acquiror Common Shares during such period, including by (i) providing regular updates and (ii) reasonably consulting and cooperating with, and considering in good faith any feedback from the Company or its financial advisors with respect to such matters; provided, that each of Acquiror and the Company acknowledges and agrees that Acquiror’s and the Company’s respective financial advisors shall be entitled to the fees and reimbursements with respect to the PIPE set forth in the letter agreements, dated October 29, November 1 and November 5, 2021, respectively, between the Acquiror and the applicable financial advisor.
Section 8.6 Tax Matters.
(a) Apportionment of Taxes. For purposes of apportioning the Taxes of the Company and its Subsidiaries:
(i) The parties hereto will, to the extent permitted by applicable Tax Laws, determine the amount of Taxes attributable to any Pre-Closing Tax Period by closing the books of the Company and any of its Subsidiaries, as applicable, as of the end of the Closing Date (including, with respect to the Company, by applying the interim closing method pursuant to Treasury Regulations Section 1.706-4) for all applicable Tax purposes; and
(ii) In the case of any Straddle Period, for purposes of any applicable Laws that do not permit the Company or any of its Subsidiaries, as applicable, to close its taxable year as of the Closing Date so that it is the last day of a Pre-Closing Tax Period of such Company, then for purposes of this Agreement, the portion of any Tax that is attributable to the portion of the Straddle Period ending on the Closing Date shall be: (A) in the case of income Taxes or Taxes resulting from, or imposed on, sales, receipts, profits, use, transfers or assignments of property, or wages, withholdings, or other payments, the amount that would be payable for such period determined as if the Company (or its relevant Subsidiary, as applicable) filed a Tax Return for the portion of the Straddle Period ending on (and including) the Closing Date as the last day of the tax period, based upon an interim closing of the books of such Company (or Subsidiary), except that exemptions, allowances, or deductions that are calculated on an annual basis will be prorated on the basis of the number of days in the annual period elapsed through the Closing Date as compared to the number of days in the annual period elapsing after the Closing Date; and (B) in the case of all other Taxes, an amount equal to (1) the amount of Taxes for the entire Straddle Period multiplied by (2) a fraction, (y) the numerator of which is the number of calendar days in the portion of the Straddle Period ending on (and including) the Closing Date and (z) the denominator of which is the number of calendar days in the entire Straddle Period.
(b) Pre-closing Tax Period Tax Returns. The Company shall prepare and file, or cause to be prepared and filed (and, if applicable, Acquiror shall reasonably cooperate in filing), at the cost and expense of the Company, (i) all Tax Returns of the Company and its Subsidiaries for any taxable period ending on or prior to the Closing Date and that are due on or prior to the Closing Date (taking into account valid extensions) and (ii) all applicable Tax Returns of the Company and its Subsidiaries for any taxable period ending on or prior to the Closing Date and that are due after the Closing Date (such items described in (i) and (ii), collectively, the “Company Prepared Returns”). Each Company Prepared Return shall be prepared in a manner consistent with past practices of the Company that represent at least “more likely than not” reporting positions, except as otherwise required by applicable Law or this Agreement. Each Company Prepared Return filed after the Closing Date (taking into account applicable extensions) shall be submitted to the Equityholder Representative for review no later than 30 days prior to the due date for filing such Tax Return (taking into account applicable extensions). If the due date of any such Income Tax Return is within 30 days following the Closing Date, such Income Tax Return shall be submitted to the Equityholder Representative for review as promptly as reasonably practicable prior to filing. To the extent a Company Prepared Tax Return that is an Income Tax Return is prepared in a manner inconsistent with past practices of the Company that represent at least “more likely than not” reporting positions, such Company Prepared Tax Return shall be subject to the Equityholder Representative’s consent (which consent shall not be unreasonably withheld, conditioned or delayed). Acquiror shall incorporate all reasonable comments received from the Equityholder Representative, to the extent such comments are consistent with past practices of the Company that represent at least “more likely than not” reporting positions; to the extent such comments are not so consistent, Acquiror shall consider all such reasonable comments in good faith. No filed Company Prepared Return may be amended after the Closing without the prior written consent of Acquiror and the Equityholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed.
(c) Straddle Period Tax Returns. Acquiror shall prepare and file, or cause to be prepared and filed, at the cost and expense of the Company, all Income Tax Returns of the Company and its Subsidiaries for any Straddle Period (the “Acquiror Prepared Returns”). Except as otherwise required by applicable Law, each Acquiror Prepared Return shall be prepared in a manner consistent with the Company’s past practices except as otherwise required by applicable Law or this Agreement. Each Acquiror Prepared Return shall be submitted to the Equityholder Representative for review no later than the 30th day prior to the due date for filing such Tax Return (taking into account applicable extensions). If the due date of any such Acquiror Prepared Return is within 30 days following the Closing Date, such Acquiror Prepared Returns shall be submitted to the Equityholder Representative for review as promptly as reasonably practicable prior to filing. Acquiror shall consider in good faith all reasonable comments received from the Equityholder Representative in writing no later than the 10th day prior to the due date for filing any such Tax Return (taking into account applicable extensions). No filed Acquiror Prepared Return may be amended after the Closing without the prior written consent of the Equityholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed. Each Tax Return for the Company or any of its Subsidiaries for any Straddle Period for which the interim closing method pursuant to Treasury Regulations Section 1.706-4 (or any similar provision of state, local or non-U.S. Law) is available shall be prepared in accordance with such method (with such interim closing occurring as of the Closing Date), and an election under Section 754 of the Code (or any similar provision of state, local or non-U.S. Law) shall be made for any Straddle Period (if not already in effect from a prior period, which election shall not be revoked). Notwithstanding the deadlines set forth in this Section 8.6(c) with respect to any Tax Return described therein, the Equityholder Representative (following the Closing Date), Acquiror and the Company, as applicable, shall reasonably cooperate to set later deadlines if it is reasonably necessary in order to allow sufficient time for preparation and review of such Tax Return prior to the due date of such Tax Return (including applicable extensions).
(d) Prohibited Post-Closing Actions. After the Closing, without the prior written consent of the Equityholder Representative (which consent shall not be unreasonably withheld, conditioned or delayed), Acquiror shall not (and shall neither cause nor permit the Company and its Subsidiaries to) take any of the following actions: (A) amend, re-file or otherwise modify any Income Tax Return of the Company or any Subsidiary of the Company that is held, directly or indirectly, by the Company before the Closing Date for any

Pre-Closing Tax Period or file any Income Tax Return with respect to the Company or any Subsidiary of the Company that is held, directly or indirectly, by the Company before the Closing Date for any Pre-Closing Tax Period in any jurisdiction in which the Company or such Subsidiary has not previously filed such returns for any Pre-Closing Tax Period, (B) enter into an agreement to extend the statute of limitations with respect to any Income Tax Returns of for any Pre-Closing Tax Period, (C) make any Tax election with respect to the Company or any Subsidiary of the Company that is held, directly or indirectly, by the Company before the Closing Date that would have retroactive effect to a Pre-Closing Tax Period or Straddle Period and that would reasonably be expected to increase the Tax liability of a Company Equityholder (or, if such Company Equityholder is a passthrough entity, the direct or indirect owner of the Company Equityholder) with respect to such Pre-Closing Tax Period or Straddle Period (except for an election described in Section 6226(a)), (D) make any Tax election to treat the Company or any Subsidiary of the Company that is held, directly or indirectly, by the Company before the Closing Date or Acquiror LP as an association taxable as a corporation for U.S. federal, or applicable state and local, income Tax purposes or otherwise engage in a transaction as a result of which any asset of the Company, any of its Subsidiaries or Acquiror LP is transferred to an entity taxable as a corporation for U.S. federal income Tax purposes, or (E) initiate voluntary disclosure or examination with any taxing authority regarding Income Tax Returns of the Company for any Pre-Closing Tax Period or Straddle Period. With respect to any Tax election or other position required to be taken for applicable Tax purposes regarding the treatment of any Subsidiary of the Company, including any Tax Returns filed with respect to any such Subsidiaries for any Pre-Closing Tax Period or otherwise, Acquiror and the Equityholder Representative agree to cooperate in good faith in conjunction with their respect advisors.
(e) Intended Tax Treatment. For U.S. federal income tax purposes (and for purposes of any applicable state or local income tax that follows the U.S. federal income tax treatment), the parties hereto intend that:
(i) the Domestication be treated as a reorganization within the meaning of Section 368(a)(1)(F) of the Code;
(ii) Acquiror LP be treated as the continuation of the Company as a tax partnership under Section 708(a) of the Code;
(iii) the sale of Membership Units described in Section 2.1(a)(i) in exchange for Milk Cash Consideration and Domesticated Acquiror Non-Economic Common Stock (and together with all other items required to be treated as taxable consideration under the Code and the Treasury Regulations in exchange for such Membership Units) be treated as a sale of partnership interests in the Company to Holdco Purchaser governed by Sections 741, 743, 751 and 754 of the Code; and
(iv) the Up-C Contribution with respect to Obagi Holdco 2 be treated as a contribution of the equity interests of Obagi Holdco 2 held by Holdco Purchaser after the Closing to Acquiror LP in a contribution described in Section 721(a) of the Code (such treatment in clauses (e)(i) through (iv), the “Intended Tax Treatment”).
(f) The parties hereto shall prepare and file all Tax Returns consistent with the Intended Tax Treatment and shall not take any inconsistent position on any Tax Return, or during the course of any audit, litigation or other proceeding with respect to Taxes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.
(g) Tax Elections. Acquiror and Holdco Purchaser agree to cause an election on IRS Form 8832 to be filed before the Closing Date with respect to each of Acquiror LP and Disregarded Holder, electing to treat each of Acquiror LP and Disregarded Holder as other than an association taxable as a corporation for U.S. federal income tax purposes, effective as of the date of the formation of Acquiror LP and Disregarded Holder, respectively.
(h) Cooperation. Each party shall reasonably cooperate (and cause its Affiliates to reasonably cooperate), as and to the extent reasonably requested by each other Party, in connection with (i) the preparation and filing of Tax Returns required to be filed by the Company and its Subsidiaries, including Acquiror signing and filing or causing to be signed and filed Company Prepared Returns that have been prepared in accordance with Section 8.6(b) on behalf of the Company and its Subsidiaries; (ii) any Tax Proceeding with respect to Taxes or Tax Returns of the Company and its Subsidiaries; and (iii) any reasonable request made by a Company Equityholder (including a request for information) to enable such Company Equityholder to determine the

“amount realized” by such Company Equityholder for purposes of Section 1446(f) of the Code with respect to the transfer of interests by such Company Equityholder pursuant to this Agreement. Such cooperation shall include the provision of records and information which are reasonably relevant to any such Tax Return, Tax Proceeding or other Tax-related matter and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement. Following the Closing, Acquiror, the Purchasers, the Company and its Subsidiaries, and the other parties hereto (to the extent such parties have any such books and records in their possession) shall retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the seven-year anniversary of the Closing Date, and to abide by all record retention agreements entered into with any taxing authority. The parties hereto shall (and shall cause their respective Affiliates to) provide any information reasonably requested to allow Acquiror or the Company or a Member to comply with any information reporting or withholding requirements contained in the Code or other applicable Laws or to compute the amount of payroll or other employment Taxes due with respect to any payment made in connection with this Agreement.
(i) Certain Tax Proceedings. Each party shall promptly notify the other parties hereto in writing upon receipt by the applicable Party or its Affiliates of notice of any Pre-Closing Tax Proceeding or Straddle Period Tax Proceeding. Such notification shall specify in reasonable detail the subject matter of such Tax Proceeding and shall include a copy of the relevant portion of any correspondence received from the taxing authority. In connection with any Tax Proceeding:
(i) Following the Closing, the Equityholder Representative shall have the right to control, at the cost and expense of the Company, any Pre-Closing Tax Proceeding; provided, however, that (A) Acquiror (at the cost and expense of the Company) shall have the right to participate in any such Tax Proceeding, (B) the Equityholder Representative shall use its commercially reasonable efforts to keep Acquiror reasonably informed with respect to such Tax Proceeding, (C) the Equityholder Representative shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Acquiror, which consent shall not be unreasonably withheld, conditioned or delayed, but only if such settlement, compromise, or abandonment would reasonably be expected to adversely affect the Tax liability or Tax position of Acquiror or the Company, as applicable, and (D) the Equityholder Representative shall conduct the control of such Tax Proceeding diligently and in good faith.
(ii) Acquiror, at the cost and expense of the Company, will control any Straddle Period Tax Proceeding and any Tax Proceeding that the Equityholder Representative would otherwise have the right to control under Section 8.6(i)(i) if the Equityholder Representative elects in writing not to control such Tax Proceeding; provided, however, the Equityholder Representative (at the sole cost and expense of the Members) shall have the right to participate in any such Tax Proceeding and Acquiror shall (x) use its commercially reasonable efforts to keep the Equityholder Representative reasonably informed with respect to such Tax Proceeding, (y) not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Equityholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed, but only if such settlement, compromise or abandonment would reasonably be expected to adversely affect the Tax liability of the Members (or any direct or indirect owners of a Member), and (z) conduct the control of such Tax Proceeding diligently and in good faith.
(j) Transfer Taxes. The Company shall prepare and file in a timely manner, all necessary Tax Returns and other documentation with respect to all transfer Taxes relating to transfers that are the subject of this Agreement, and the Company Equityholders shall pay such transfer Taxes (in proportion to their ownership). If required by applicable Law, the other parties hereto will, and will cause their respective Affiliates to, reasonably cooperate and, except for the Equityholder Representative, join in the execution of any such Tax Returns and other documentation. The parties hereto shall reasonably cooperate to establish any available exemption from (or reduction in) any transfer Tax. The Company shall provide the other parties hereto with evidence reasonably satisfactory to such other party or parties hereto that such transfer Taxes have been paid, or if the relevant transactions are exempt from transfer Taxes, evidence of the filing of an appropriate certificate or other evidence of exemption.

(k) Tax Elections; Partnership Representative.
(i) The parties hereto agree that (i) no election under Treasury Regulations Section 301.9100-22 shall be made with respect to the Company and (ii) no election under Section 6221(b) of the Code shall be made with respect to any taxable year of the Company that ends on or before or includes the Closing Date. To the extent permitted by applicable Law and within the scope of its authority, the Company shall cause a Member that holds Purchaser Common Units that the Company reasonably believes will act in good faith, to be the “partnership representative” (as such term is used in the Code) for any taxable year ending on or before the Closing Date for which the Company is treated as a partnership for U.S. federal income tax purposes.
(ii) Notwithstanding anything to the contrary in this Agreement, the Company or the Company’s partnership representative shall make the election under Section 6226 of the Code (or any similar provision of state, local or other Tax Law) with respect to the alternative to payment of imputed underpayment for any “final partnership adjustment” relating to a Pre-Closing Tax Period.
(l) Purchase Price Allocation. Except as Acquiror and Equityholder Representative may otherwise agree in writing or as may be otherwise required pursuant to a final determination within the meaning of Section 1313(a) of the Code or corresponding provisions of state, local, or non-U.S. income Tax Law, within one hundred and twenty (120) days following the Closing, Acquiror shall prepare and shall deliver to the Equityholder Representative an allocation of the Aggregate Transaction Consideration (as adjusted pursuant to this Agreement, and together with all other items required to be treated as taxable consideration under the Code and the Treasury Regulations) among the assets of the Company and its Subsidiaries in accordance with the methodology set forth on Annex E (the “Purchase Price Allocation Annex”, and such allocation, the “Purchase Price Allocation”). If within thirty (30) days of receiving the Purchase Price Allocation, the Equityholder Representative has not objected to it in writing, the Purchase Price Allocation shall be final and binding, and the parties shall use the Purchase Price Allocation for valuing the assets of the Company and its Subsidiaries on the date of Closing for all other income Tax purposes, including Sections 704(c), 741 and 751 of the Code. If within thirty (30) days after the delivery of the Purchase Price Allocation, the Equityholder Representative notifies Acquiror that the Equityholder Representative objects to the Purchase Price Allocation, Equityholder Representative and Acquiror shall use commercially reasonable efforts to cooperate in good faith to resolve their differences; provided that, if after thirty (30) days, Equityholder Representative and Acquiror are unable to agree, Equityholder Representative and Acquiror shall retain an arbitrator, to be agreed upon by the parties (the “Arbitrator”), whom they shall instruct to determine the Purchase Price Allocation pursuant to the methodologies set forth on the Purchase Price Allocation Annex. The determination of the Arbitrator shall be final and binding on the parties hereto. The cost of the Arbitrator shall be shared equally by Equityholder Representative and Acquiror. The parties hereto agree to (and agree to cause their respective Affiliates to) (i) be bound by the Purchase Price Allocation (as finally determined) for purposes of determining any Taxes, (ii) report the transactions consummated pursuant to this Agreement in accordance with the Purchase Price Allocation (as finally determined) and (iii) not take a position inconsistent with the Purchase Price Allocation (as finally determined) on any applicable Tax Return or in any audit, examination or proceeding, unless required to do so by a determination of an applicable Governmental Authority that is final and non-appealable. Acquiror may update or otherwise supplement the Purchase Price Allocation consistent with this Agreement as may be necessary from time to time.
(m) Transaction Restructuring. The Company and Acquiror shall use their reasonable efforts to (and cause any of their respective Subsidiaries to) cooperate to restructure the transactions contemplated hereby upon (i) a change in facts or circumstances occurring after the date hereof or (ii) a change in Tax Law occurring after the date hereof (including, for the avoidance of doubt, a change in Tax Law made pursuant to a legislative proposal set forth prior to the execution of this Agreement) that, in either case, together with the transactions contemplated by this Agreement (including transactions pursuant to or contemplated by the Obagi Merger Agreement), could reasonably be expected to result in Acquiror being treated as an entity classified as a domestic corporation for U.S. federal income tax purposes by reason of Section 7874 of the Code (or Treasury Regulations promulgated thereunder), any successor provision, or otherwise under applicable Tax Law; provided, however, that any actions taken pursuant to this Section 8.6(m) shall not (i) alter the economic value of the consideration payable hereunder (including as a result of the parties incurring material economic costs or incremental Taxes) in a manner that the Members reasonably and in good faith determine to be material to the

Members, (ii) prevent or impede the transactions contemplated by this Agreement from qualifying for the items enumerated in clauses (ii) and (iii) of the definition of the Intended Tax Treatment, unless the Members reasonably and in good faith determine that the Tax treatment for U.S. federal and applicable state and local income Tax purposes of the transactions agreed to pursuant to this Section 8.6(m) is not expected to result in an aggregate amount of U.S. federal and applicable state and local income Taxes that is in excess of the amount of U.S. federal and applicable state and local income Taxes that would have otherwise resulted had the transactions qualified for the Intended Tax Treatment by an amount that is material to the Members, or (iii) materially delay the consummation of the transactions contemplated by this Agreement.
ARTICLE IX

CONDITIONS TO OBLIGATIONS
Section 9.1 Conditions to Obligations of Acquiror, the Purchasers and the Members. The obligations of Acquiror, the Purchasers and the Members to consummate, or cause to be consummated, the transactions contemplated hereby are subject to the satisfaction of the following conditions, any one or more of which may (to the extent permitted by applicable Law) be waived in writing by all of such parties:
(a) The Acquiror Shareholder Approval shall have been obtained;
(b) The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;
(c) The waiting period or periods under the HSR Act and any other required regulatory approval set forth on Section 9.1(c) of the Member Disclosure Letter applicable to the transactions contemplated by this Agreement and the Ancillary Agreements shall have been obtained, expired or been terminated, as applicable;
(d) There shall not (i) be in force any Governmental Order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided, that the Governmental Authority issuing such Governmental Order has jurisdiction over the parties hereto with respect to the transactions contemplated hereby, or (ii) have been adopted any Law or regulation that would result in the consummation of the transactions contemplated hereby being illegal or otherwise prohibited;
(e) All closing conditions in the Obagi Merger Agreement shall have been satisfied and the transactions contemplated thereunder shall have occurred prior to the Closing;
(f) Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Investment Amount and the Forward Purchase Amount, in each case, actually received by Acquiror prior to or substantially concurrently with the Closing); and
(g) The shares of Domesticated Acquiror Common Stock to be issued in connection with the transactions contemplated hereby shall have been approved for listing on Nasdaq.
Section 9.2 Conditions to Obligations of Acquiror and the Purchasers. The obligations of Acquiror and the Purchasers to consummate, or cause to be consummated, the transactions contemplated hereby are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror and the Purchasers:
(a) (i) The representations and warranties of the Members contained in Section 3.4 and Section 4.5 shall be true and correct in all but de minimis respects as of the Closing Date as though made on and as of such date (or in the case of representations and warranties that address matters only as of a particular date, as of such date), (ii) the Member Fundamental Representations (other than Section 3.4 and Section 4.5) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effects and Company Material Adverse Effects or any similar qualifications or exceptions) shall be true and correct in all material respects, in each case, as of the Closing Date as though made on and as of such date (or in the case of representations and warranties that address matters only as of a particular date, as of such date), and (iii) each of the representations and warranties of the Members contained in this Agreement other than the Member Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date as though made on and as of such date, (or in the case of representations and warranties that address matters only as of a particular date, as of such date) except for, in each case, inaccuracies or omissions that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;
(b) Each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects; and
(c) Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect that is continuing.
Section 9.3 Conditions to the Obligations of the Members. The obligation of the Member to consummate, or cause to be consummated, the transactions contemplated by this Agreement is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company (on behalf of the Members):
(a) (i) The representations and warranties of Acquiror and the Purchasers contained in Section 5.12 (other than the representations and warranties contained in Section 5.12(g) and Section 5.12(h)) shall be true and correct in all but de minimis respects as of the Closing Date as though made on and as of such date (or in the case of representations and warranties that address matters only as of a particular date, as of such date), (ii) the Acquiror Fundamental Representations (other than the representations and warranties set forth in Section 5.12 (a), Section 5.12(b), Section 5.12 (c), Section 5.12 (d), Section 5.12 (e) and Section 5.12 (f)) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effects and Company Material Adverse Effects or any similar qualifications or exceptions) shall be true and correct in all material respects, in each case, as of the Closing Date (or in the case of representations and warranties that address matters only as of a particular date, as of such date), and (iii) each of the representations and warranties of Acquiror contained in this Agreement other than the Acquiror Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality and material adverse effect or any similar qualification or exception) shall be true and correct as of the Closing Date as though made on and as of such date (or in the case of representations and warranties that address matters only as of a particular date, as of such date), except for, in each case, inaccuracies or omissions that have not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Acquiror or Acquiror’s ability to consummate the transactions contemplated by this Agreement;
(b) Each of the covenants of Acquiror and the Purchasers to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects;
(c) The Milk Cash Consideration is equal to or greater than $112,500,000.00;
(d) Acquiror shall receive after completion of the transactions contemplated hereby an amount of cash equal to or exceeding the Minimum Available Acquiror Cash Amount; and
(e) The Domestication shall have been completed as provided in Section 7.6, including that the deregistration of Acquiror in the Cayman Islands shall have been filed with the Cayman Registrar and a copy of the certificate of continuance issued by the Jersey Registrar in relation thereto shall have been delivered to the Company.
Section 9.4 Frustration of Closing Conditions. No party hereto may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by such party’s breach.

ARTICLE X

TERMINATION/EFFECTIVENESS
Section 10.1 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:
(a) by the mutual written consent of the Company and Acquiror;
(b) by the Company or Acquiror if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and non-appealable and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise prohibiting consummation of the transactions contemplated hereby or if there shall be adopted following the date hereof any Law or regulation that would result in the consummation of the transactions contemplated hereby being illegal or otherwise prohibited;
(c) by the Company or Acquiror if the Acquiror Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Acquiror Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;
(d) by the Company if there has been a Modification in Recommendation;
(e) by the Acquiror or the Company if the Obagi Merger Agreement is terminated;
(f) prior to the Closing, by Acquiror by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Member Breach”), except that, if such Terminating Member Breach is curable by the Company through the exercise of its reasonable best efforts prior to the end of the period ending on the date that is the earlier of (A) thirty (30) days after receipt by the Company of notice from Acquiror of such breach or (B) three (3) Business Days prior to the Agreement End Date (as defined below) (the “Member Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Member Breach is not cured within the Member Cure Period, or (ii) the Closing has not occurred on or prior to August 15, 2022 (the “Agreement End Date”), unless Acquiror is in material breach hereof; provided, however, that if, as of the Agreement End Date, all of the conditions to the Closing have been satisfied or, if permissible, waived other than any of the conditions set forth in Section 9.1(d)) (to the extent relating to the subject of Section 9.1(b) or Section 9.1(c)) and those conditions that by their nature are to be satisfied at the Closing, then Acquiror shall have the right to, by providing written notice to the Company prior to the Agreement End Date, extend the Agreement End Date for one period of three (3) months; or
(g) prior to the Closing, by the Company by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror or the Purchasers set forth in this Agreement, such that the conditions specified in Section 9.3(a) and Section 9.3 would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its commercially reasonable efforts prior to the end of the period ending on the date that is the earlier of (A) thirty (30) days after receipt by Acquiror of notice from the Company of such breach or (B) three (3) Business Days prior to the Agreement End Date (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period or (ii) the Closing has not occurred on or prior to the Agreement End Date, unless the Company is in material breach hereof; provided, however, that if, as of the Agreement End Date, all of the conditions to the Closing have been satisfied or, if permissible, waived other than any of the conditions set forth in Section 9.1(d) (to the extent relating to the subject of Section 9.1(b) or Section 9.1(c)) and those conditions that by their nature are to be satisfied at the Closing, then the Company shall have the right to, by providing written notice to the Acquiror prior to the Agreement End Date, extend the Agreement End Date for one period of three (3) months.
Section 10.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of the Members, Acquiror or the

Purchasers, as the case may be, for such party’s willful and material breach of this Agreement occurring prior to such termination or such party’s actual fraud, except that the provisions of this Section 10.2 and Article XI and the Confidentiality Agreement shall survive any termination of this Agreement.
ARTICLE XI

MISCELLANEOUS
Section 11.1 Equityholder Representative.
(a) Each Member hereby irrevocably constitutes, appoints and designates Shareholder Representative Service LLC, the Equityholder Representative, as of Closing as his, her or its true and lawful attorney-in-fact, agent with full power of substitution, to act on behalf of each Member for all purposes in connection with this Agreement and any related agreements and to do any and all things and execute any and all documents which may be necessary, convenient or appropriate to facilitate the consummation of the transactions contemplated hereby and the exercise of all rights and the performance of all obligations hereunder, including: (i) authorizing payments under or pursuant to this Agreement or the Ancillary Agreements and authorizing disbursements thereof to Members, as contemplated by this Agreement or the Ancillary Agreements; (ii) receiving and forwarding of notices and communications pursuant to this Agreement or any Ancillary Agreement and accepting service of process; (iii) giving or agreeing to, on behalf of all Members, any and all consents, waivers and amendments deemed by the Equityholder Representative, in its good faith discretion, to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (iv) authorize any payments required to be made by the Members pursuant to this Agreement; and (v) with respect to any indemnification claims and all other matters arising under this Agreement or the Ancillary Agreements after the Closing: (A) disputing or refraining from disputing, on behalf of each Member relative to any amounts to be received by the Members under this Agreement, the Ancillary Agreements or any agreements contemplated hereby and thereby, or any claim made by the Buyer Indemnified Parties under this Agreement or the Ancillary Agreements; (B) negotiating and compromising, on behalf of each Member, any dispute that may arise under, and exercise or refrain from exercising any remedies available under, this Agreement; and (C) executing, on behalf of each Member, any settlement agreement, release or other document with respect to such dispute or remedy, except in each case with respect to a dispute between any Member on the one hand and the Equityholder Representative on the other hand. The Equityholder Representative shall have the right to bind each Member as contemplated in this Agreement, and Acquiror, the Purchasers, the Acquiror Group and their Affiliates (and after the Closing, the Company and its Subsidiaries) shall be entitled to rely on the actions of such Equityholder Representative in connection with all matters under this Agreement providing for such Equityholder Representative to act on behalf of any such Persons, including any allocation by the Equityholder Representative, without any inquiry whatsoever. In the event of the death, incapacity or resignation of the Equityholder Representative, the Members shall by vote of a majority of Membership Units, within thirty (30) days after such death, incapacity or resignation, appoint a substitute Equityholder Representative. In the event such Members do not so appoint a substitute Equityholder Representative within such period, Buyer shall be entitled to petition, and the Members agree not to oppose, a court of competent jurisdiction in the State of Michigan to so appoint a substitute Equityholder Representative for such representative.
(b) Each Member hereby acknowledges and agrees that the obligation of any of Acquiror, the Purchasers, the Acquiror Group and their Affiliates (and after the Closing, the Company and its Subsidiaries) to make any payment to any of Member hereunder shall be fully discharged upon payment of such amount to the Paying Agent. None of Acquiror, the Purchasers, the Acquiror Group and their Affiliates (and after the Closing, the Company and its Subsidiaries) shall be liable to any Member for any act or omission of the Equityholder Representative with respect to any allocation by the Equityholder Representative to the Member, without any obligation to inquire of any such allocation by the Equityholder Representative on the part of the Acquiror, the Purchasers, the Acquiror Group and their Affiliates (and after the Closing, the Company and its Subsidiaries); provided, that Equityholder Representative shall be able to rely in the Consideration Spreadsheet in providing any post-Closing allocation.
(c) Each Member hereby acknowledges and agrees that the obligation of any of Acquiror, the Purchasers, the Acquiror Group and their Affiliates (and after the Closing, the Company and its Subsidiaries) to make any payment to any of Member hereunder shall be fully discharged upon payment of such amount to the

Equityholder Representative. None of Acquiror, the Purchasers, the Acquiror Group and their Affiliates (and after the Closing, the Company and its Subsidiaries) shall be liable to any Member for any act or omission of the Equityholder Representative with respect to any payment or allocation by the Equityholder Representative to the Member, without any obligation to inquire of any such payment or allocation by the Equityholder Representative on the part of the Acquiror, the Purchasers, the Acquiror Group and their Affiliates (and after the Closing, the Company and its Subsidiaries).
(d) The Equityholder Representative will incur no liability in connection with its services pursuant to this Agreement and any related agreements except to the extent resulting from its gross negligence or willful misconduct. The Equityholder Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Members shall indemnify the Equityholder Representative against any reasonable, documented, and out-of-pocket losses, liabilities and expenses (“Equityholder Representative Expenses”) arising out of or in connection with this Agreement and any related agreements, in each case as such Equityholder Representative Expense is suffered or incurred; provided, that in the event that any such Equityholder Representative Expense is finally adjudicated to have been caused by the fraud, gross negligence or willful misconduct of the Equityholder Representative, the Equityholder Representative will reimburse the Members the amount of such indemnified Equityholder Representative Expense to the extent attributable to such gross negligence or willful misconduct. Equityholder Representative Expenses may be recovered by the Equityholder Representative from (i) the funds in the Expense Fund and (ii) any other funds that become payable to the Members under this Agreement at such time as such amounts would otherwise be distributable to the Members; provided, that while the Equityholder Representative may be paid from the aforementioned sources of funds, this does not relieve the Members from their obligation to promptly pay such Equityholder Representative Expenses as they are suffered or incurred. In no event will the Equityholder Representative be required to advance its own funds on behalf of the Members or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Members set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Equityholder Representative hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Equityholder Representative or the termination of this Agreement. The Equityholder Representative shall act for the Members on all of the matters set forth in this Agreement and any Ancillary Agreement in the manner the Equityholder Representative believes to be in the best interest of the Members as a whole and consistent with its obligations under this Agreement and any Ancillary Agreement.
(e) Upon the Closing, the Company will wire $50,000.00 (the “Expense Fund”) to the Equityholder Representative, which will be used for any expenses incurred by the Equityholder Representative. The Members will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Equityholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Equityholder Representative will hold these funds separate from its corporate funds and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Equityholder Representative’s responsibilities, the Equityholder Representative will deliver any remaining balance of the Expense Fund to the Paying Agent for further distribution to the Members. For tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Members at the time of Closing.
Section 11.2 Trust Account Waiver. The Members and the Company acknowledge that Acquiror is a blank check company with the powers and privileges to effect a Business Combination. The Members and the Company further acknowledge that, as described in the prospectus dated March 18, 2021 (the “Prospectus”) available at www.sec.gov, substantially all of Acquiror’s assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in the trust account for the benefit of Acquiror, certain of its public stockholders and the underwriters of Acquiror’s initial public offering (the “Trust Account”). The Members and the Company acknowledge that it has been advised by Acquiror that, except with respect to interest earned on the funds held in the Trust Account that may be released to Acquiror to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (a) if Acquiror completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus; (b) if Acquiror fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Acquiror in limited amounts to permit Acquiror to pay the costs and expenses of its liquidation and dissolution, and then to

Acquiror’s public stockholders; and (c) if Acquiror holds a shareholder vote to amend Acquiror’s amended and restated memorandum and articles of association (i) to modify the substance or timing of the obligation to allow for the redemption of any Acquiror Common Shares in connection with a Business Combination or to redeem 100% of Acquiror Common Shares if Acquiror fails to complete a Business Combination within the allotted time period or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity, then for the redemption of any Acquiror Common Shares properly tendered in connection with such vote. For and in consideration of Acquiror entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Members and Company hereby irrevocably waive any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agree they shall not have the right of setoff and that it shall not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with Acquiror; provided, that (x) nothing herein shall serve to limit or prohibit the Members’ and Company’s right to pursue a claim against Acquiror for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for Acquiror to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Acquiror Share Redemptions) to the Members and Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Acquiror’s ability to fulfill its obligation to effectuate the Acquiror Share Redemptions, or for fraud and (y) nothing herein shall serve to limit or prohibit any claims that the Members and Company may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).
Section 11.3 Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors, Board of Managers, Managing Member or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 11.4 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:
(a)	If to Acquiror or the Purchasers, to:

Waldencast Acquisition Corp.
10 Bank Street, Suite 560,
White Plains, NY 10606
	Attention:	Tassilo Festetics
	Email:	tassilo@waldencast.com

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
	Attention:	Paul T. Schnell
Maxim Mayer-Cesiano
	Email:	paul.schnell@skadden.com
maxim. mayercesiano@skadden.com

(b)	If to the Members, to:

Milk Makeup LLC
450 West 15th Street
New York, NY 10011
	Attention:	Daniel Schulman
	Email:	dschulman@milkstudios.com

with copies to (which shall not constitute notice):

Goodwin Procter LLP
601 Marshall Street
Redwood City, California 94063
	Attention:	Daniel J. Espinoza
	Email:	despinoza@goodwinlaw.com

(c)	If to the Equityholder Representative or, following the Closing, the Members, to:

Shareholder Representative Services LLC
950 17th Street, Suite 1400
Denver, CO 80202
	Attention:	Managing Director
	Email:	deals@srsacquiom.com
	Telephone:	(303) 648-4085
or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

Section 11.5 Assignment. Without prejudice to the Pre-Closing Milk Restructuring, no party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void; provided, that, Milk Holdings LLC, in its role as a Member may assign its rights and obligations under this Agreement to the direct or indirect members of Milk Holdings LLC without the prior written consent of the other parties hereto; provided, further, that such assignment shall not waive, amend or absolve Milk Holdings LLC, of its obligations as a Member under this Agreement. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.
Section 11.6 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that the D&O Indemnified Parties and the past, present and future directors, managers, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.17.
Section 11.7 Expenses. Except as otherwise set forth in this Agreement, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants; provided, that if the Closing shall occur, Acquiror shall (x) pay or cause to be paid, the Company Transaction Expenses, and (y) pay or cause to be paid, any Acquiror Transaction Expenses, in each of case (x) and (y), in accordance with Section 2.3(b)(iv). For the avoidance of doubt, subject to Section 2.3(b)(iv), any payments to be made (or to cause to be made) by Acquiror pursuant to this Section 11.7 shall be paid upon consummation of the transactions contemplated hereby and release of proceeds from the Trust Account.
Section 11.8 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction, provided, that to the extent applicable, (i) the effects of the transactions contemplated hereby shall be governed by and in accordance with the laws of the Cayman Islands and (ii) the effects of the Domestication shall be governed by and in accordance with the laws of the Cayman Islands and Jersey, as applicable.
Section 11.9 Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Section 11.10 Member and Acquiror Disclosure Letters. The Member Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Member Disclosure Letter and/or the Acquiror Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure (even if not expressly stated) that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.
Section 11.11 Entire Agreement. (i) This Agreement (together with the Member Disclosure Letter and the Acquiror Disclosure Letter), (ii) the Sponsor Support Agreement (iii) the Confidentiality Agreement, dated as of June 27, 2021, between Acquiror and Milk, as amended by the Confidentiality Agreement Side Letter, dated as of August 11, 2021, between Acquiror and Milk (the “Confidentiality Agreement”), and (v) the Lock-Up Agreement (the agreements set forth in clauses (ii)-(v), collectively, the “Ancillary Agreements”) constitute the entire agreement among the parties to this Agreement relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.
Section 11.12  Amendments. This Agreement may be amended or modified in whole or in part, (i) prior to the Closing, only by a duly authorized agreement in writing executed by the Company and Acquiror and which makes reference to this Agreement, and (ii) after the Closing, only by a duly authorized agreement in writing executed by the Equityholder Representative and Acquiror and which makes reference to this Agreement, provided, that, with respect to clauses (i) and (ii) above, any amendment that would adversely affect the rights, obligations or economic terms with respect to any Member shall require the written consent of such Member.
Section 11.13  Publicity.
(a) All press releases or other public communications relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Acquiror and the Company, which approval shall not be unreasonably withheld by any party; provided that no party shall be required to obtain consent pursuant to this Section 11.13(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.13(a).
(b) The restriction in Section 11.13(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing. Disclosures resulting from the parties’ efforts to obtain approval or early termination under the HSR Act and to make any relating filing shall be deemed not to violate this Section 11.13.
Section 11.14  Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.
Section 11.15  Jurisdiction; Waiver of Jury Trial.
(a) Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 11.15.
(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.16  Enforcement. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled, without the requirement for proof of damages, to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.
Section 11.17  Non-Recourse. Except in the case of claims against a Person in respect of such Person’s actual fraud:
(a) Solely with respect to the Equityholder Representative, each Member, Acquiror and the Purchasers, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Equityholder Representative, such Member, Acquiror and the Purchasers as named parties hereto; and
(b) except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party hereto) or to the extent party to and as expressly contemplated by (and applicable to and subject to the terms of) any Ancillary Agreement, (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the Company, each Member, Acquiror or the Purchasers and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the other parties hereto under this Agreement or any Ancillary Agreement, in each case, for any claim based on, arising out of, or related to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby.
Section 11.18  Non-Survival of Representations, Warranties and Covenants. Except (x) as otherwise contemplated by Section 10.2 or (y) in the case of claims against a Person in respect of such Person’s actual fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI.
Section 11.19  Conflicts and Privilege.
(a) Acquiror, the Purchasers, the Equityholder Representative and the Members, on behalf of their respective successors and assigns and Affiliates (including, after the Closing, Obagi and its Subsidiaries), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among the Sponsor or the stockholders or holders of other equity interests of Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than Acquiror, the Purchasers and, after the Closing, the Company and Obagi) (collectively, the “Sponsor Group”), on the one hand, and Acquiror, the Purchasers and, after the Closing, the Company and Obagi, and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Sponsor) (collectively, the “Acquiror Group”) or any member of the Member Group, on the other hand, any legal counsel (including Skadden, Arps, Slate, Meagher & Flom LLP) that represented Acquiror and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the Acquiror Group in such dispute even though the interests of such Persons may be directly adverse to any member of the Acquiror Group, and even though such counsel may have represented Acquiror in a matter substantially related to such dispute, or may be handling ongoing matters for Acquiror, the Sponsor and/or any other member of the Acquiror Group. Acquiror, the Purchasers and the Members further agree that, as to all legally privileged communications prior to the Closing between or among any legal counsel (including Skadden, Arps, Slate, Meagher & Flom LLP) that represented Acquiror, the Sponsor and/or any other member of the Acquiror Group prior to the Closing and any one or more such Persons that relate in any way to the transactions contemplated hereby, the attorney/client privilege and the expectation of client confidence belongs to the Acquiror Group and shall be controlled by the Acquiror Group, and shall not pass to or be claimed or controlled by Acquiror (after giving effect to the Closing) and the Company. Notwithstanding the foregoing, any privileged communications or information shared by the Members prior to the Closing with Acquiror, the Sponsor and/or any other member of the Acquiror Group (in any capacity) under a common interest agreement shall remain the privileged communications or information of the Members.
(b) Acquiror, the Purchasers and the Members, on behalf of their respective successors and assigns and Affiliates (including, after the Closing, Obagi) hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among any Member or holders of other direct or indirect equity interests of any Member and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company) (collectively, the “Member Group”), on the one hand, and any member of the Sponsor Group and/or any member of the Acquiror Group, on the other hand, any legal counsel (including Goodwin Procter LLP) that represented the Members prior to the Closing may represent any member of the Member Group in such dispute even though the interests of such Persons may be directly adverse to the Company or Acquiror, the Purchasers, Obagi and/or any other member of the Acquiror Group, and even though such counsel may have represented Acquiror, the Purchasers, the Company, Obagi and/or any other member of the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Company or any other member of the Acquiror Group. Acquiror and the Members further agree that, as to all legally privileged communications prior to the Closing between or among any legal counsel (including Goodwin Procter LLP) that represented the Members prior to the Closing and any one or more such Persons that relate in any way to the transactions contemplated hereby, the attorney/client privilege and the expectation of client confidence belongs to the Member Group and shall be controlled by the Member Group, and shall not pass to or be claimed or controlled by any member of the Acquiror Group (after giving effect to the Closing), including the Company. Notwithstanding the foregoing, any privileged communications or information shared by Acquiror prior to the Closing with any member of the Member Group under a common interest agreement shall remain the privileged communications or information of such member.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.
WALDENCAST ACQUISITION CORP.

By:	/s/ Michel Brousset
Name:	Michel Brousset
Title:	Chief Executive Officer

WALDENCAST PARTNERS LP

By: Obagi Holdco 1 Limited, its General Partner

By:	/s/ Robert Lucas
Name:	Robert Lucas
Title:	Director

OBAGI HOLDCO 1 LIMITED

By:	/s/ Robert Lucas
Name:	Robert Lucas
Title:	Director

MILK MAKEUP LLC

By:	/s/ Tim Coolican
Name:	Tim Coolican
Title:	Chief Executive Officer
[Signature Page to Equity Purchase Agreement]

MEMBER:

ACG DAIRY LLC
By: Alliance Consumer Growth, LLC, its Manager

By:	/s/ Julian Steinberg
	Name:	Julian Steinberg
	Title:	Managing Partner

MEMBER:

AMOREPACIFIC GROUP

By:	/s/ Seung-Hwan Kim
	Name:	Seung-Hwan Kim
	Title:	President

MEMBER:

MAIN POST GROWTH CAPITAL, L.P.

By:	/s/ Josh McDowell
	Name:	Josh McDowell
	Title:	Partner

MILK MAKEUP HOLDINGS, LLC

By: Milk Makeup Management LLC

By:	/s/ Mazdack Rassi
	Name:	Mazdack Rassi
	Title:	Chief Executive Officer

SHAREHOLDER REPRESENTATIVE SERVICES LLC

By:	/s/ Sam Riffe
Name: Sam Riffe
[Signature Page to Equity Purchase Agreement]

Annex C
SPONSOR SUPPORT AGREEMENT
This Sponsor Support Agreement (this “Sponsor Agreement”) is dated as of November 15, 2021, by and among Waldencast Long-Term Capital LLC, a Cayman Islands limited liability company (the “Sponsor”), the directors of the Acquiror whose names appear on the signature pages of this Sponsor Agreement (such stockholders, the “Insiders”, and together with the Sponsors, the “Sponsor Parties”), Waldencast Acquisition Corp., a Cayman Islands exempted company limited by shares (which shall migrate and domesticate as a public limited company incorporated under the Laws of Jersey prior to the Closing (as defined in the Merger Agreement (as defined below)) (“Acquiror”), and Obagi Global Holdings Limited, a Cayman Islands exempted company limited by shares (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.
RECITALS
WHEREAS, as of the date hereof, the Sponsor Parties are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of the number of Acquiror Common Shares and Acquiror Warrants in the aggregate as set forth on Schedule I hereto (all such Acquiror Common Shares, together with (as applicable) any Acquiror Common Shares that are deemed Acquiror Common Shares pursuant to Section 1.3 hereof, are referred to herein as the “Subject Shares”; and all such Acquiror Warrants, together with (as applicable) any Acquiror Warrants that are deemed Acquiror Warrants pursuant to Section 1.3 hereof, are referred to herein as the “Subject Warrants”);
WHEREAS, contemporaneously with the execution and delivery of this Sponsor Agreement, Acquiror, Obagi Merger Sub Limited, a Cayman Islands exempted company limited by shares and an indirect wholly owned subsidiary of Acquiror (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, Merger Sub is to merge with and into the Company, with the Company continuing on as the surviving company and a direct wholly owned subsidiary of Acquiror, on the terms and conditions set forth therein (the “Merger”);
WHEREAS, contemporaneously with the execution and delivery of this Sponsor Agreement, Acquiror, Obagi Holdco 1 Limited, a Jersey limited company and wholly owned subsidiary of Acquiror (“Holdco 1”), Waldencast Partners LP, a Cayman Island exempted limited partnership and subsidiary of Acquiror (“Acquiror LP”), the members of Milk Makeup LLC, a Delaware limited liability company (“Milk”) and Shareholder Representatives Services LLC, a Colorado limited liability company, as the representative of the equityholder of the Company have entered into the Equity Purchase Agreement, dated as of the date hereof, (the “Milk Equity Purchase Agreement”), pursuant to which among other things, Holdco 1 and Acquiror LP agreed to acquire, and the members of Milk agreed to sell, the equity interests of Milk (the “Milk Transaction”); and
WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
SPONSOR SUPPORT AGREEMENT; COVENANTS
Section 1.1 Binding Effect of Merger Agreement. The Sponsor Parties hereby acknowledge that each has read the Merger Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors. During the period commencing on the date hereof and ending at the Expiration Time, the Sponsor Parties shall be bound by and comply with Section 7.4 (No Solicitation by Acquiror) and Section 11.12 (Publicity) of the Merger Agreement (and any relevant definitions contained in such Sections) as if such Sponsor Party was an original signatory to the Merger Agreement with respect to such provisions, and (b) each reference to the “Acquiror” contained in Section 7.4 of the Merger Agreement also referred to the Sponsor.

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earliest of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 10.1 thereof (the earlier of clauses (a) and (b), the “Expiration Time”) and (c) the liquidation of Acquiror, each Sponsor Party shall not, except in each case pursuant to the Merger Agreement, the Milk Equity Purchase Agreement and the transactions contemplated thereby, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer or dispose of, or agree to transfer or dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Shares or Subject Warrants, (ii) deposit any Subject Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Sponsor Agreement, (iii) enter into any swap, engage in hedging, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares or Subject Warrants owned by such Sponsor Party, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iv) publicly announce any intention to effect any transaction specified in clause (i) through (iii) (the actions specified in clauses (i)-(iv), collectively, a “Transfer”); provided, however, that the foregoing shall not prohibit Transfers between such Sponsor Party and any Affiliate of such Sponsor Party, so long as, prior to and as a condition to the effectiveness of any such Transfer, such Affiliate executes and delivers to Acquiror and the Company a joinder to this Sponsor Agreement in substantially the form attached hereto as Annex A; provided, further, that any Transfer permitted under this Section 1.2 shall not relieve such Sponsor Party of its obligations under this Sponsor Agreement. Any Transfer in violation of this Section 1.2 shall be null and void.
Section 1.3 New Shares. In the event that after the date hereof but prior to the Expiration Time (a) any Acquiror Common Shares, Acquiror Warrants or other equity securities of Acquiror are issued to a Sponsor Party pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Acquiror Common Shares or Acquiror Warrants of, on or affecting the Acquiror Common Shares or Acquiror Warrants owned by such Sponsor Party or otherwise, (b) a Sponsor Party purchases or otherwise acquires beneficial ownership of any Acquiror Common Shares, Acquiror Warrants or other equity securities of Acquiror, or (c) a Sponsor Party acquires the right to vote or share in the voting of any Acquiror Common Shares or other equity securities of Acquiror (such Acquiror Common Shares, Acquiror Warrants or other equity securities of Acquiror, collectively, the “New Securities”), then such New Securities acquired or purchased by such Sponsor Party shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted the Subject Shares or Subject Warrants owned by such Sponsor Party as of the date hereof.
Section 1.4 Closing Date Deliverables. On the Closing Date, each Sponsor Party shall deliver to Acquiror and the Company a duly executed copy of that certain Registration Rights Agreement, by and among Acquiror, the Company, each Sponsor Party and certain of the Company’s and Acquiror’s respective stockholders, and their respective affiliates, as applicable, in substantially the form attached as Exhibit G to the Merger Agreement.
Section 1.5 Sponsor Agreements.
(a) During the period commencing on the date hereof and ending at the Expiration Time, at any meeting of the shareholders of Acquiror, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of Acquiror is sought, each Sponsor Party shall (i) appear at each such meeting or otherwise cause all of its Subject Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Subject Shares:
(i) in favor of each Transaction Proposal;
(ii) against any Business Combination Proposal or any proposal relating to a Business Combination Proposal (in each case, other than the Transaction Proposals or any proposal required to consummate the Milk Transaction);
(iii) against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror (other than the Merger Agreement or the Milk Equity Purchase Agreement and the transactions contemplated thereby, including the Merger and the Milk Transaction);

(iv) against any change in the business, management or Board of Directors of Acquiror (other than in connection with the Transaction Proposals) that would or would reasonably be expected to adversely affect the ability of Acquiror to consummate the transactions contemplated by the Merger Agreement, including the Merger;
(v) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Sponsor Agreement, the Merger Agreement or the transactions contemplated thereby, including the Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Acquiror or Merger Sub under the Merger Agreement, (C) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Acquiror; and
(vi) if applicable, in favor of waiving any and all anti-dilution rights each Sponsor Party may hold pursuant to the Acquiror Governing Documents.
Each Sponsor Party hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.
(b) Each Sponsor Party shall comply with, and fully perform all of its obligations, covenants, and agreements set forth in, that certain Letter Agreement, dated as of March 15, 2021, among the Sponsor Parties, Acquiror and each of the parties thereto (the “Voting Letter Agreement”), including the obligations of each Sponsor Party pursuant to Section 1 therein to not redeem any Subject Shares owned by such Sponsor Party in connection with the transactions contemplated by the Merger Agreement.
(c) During the period commencing on the date hereof and ending at the Expiration Time, the Sponsor Parties shall not modify or amend the Voting Letter Agreement.
Section 1.6 Further Assurances. Each Sponsor Party shall take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws) to consummate the Merger and the other transactions contemplated by the Merger Agreement and this Sponsor Agreement, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.
Section 1.7 No Inconsistent Agreement. Each Sponsor Party hereby represents and covenants that such Sponsor Party has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Sponsor Party’s obligations hereunder.
ARTICLE II
REPRESENTATIONS AND WARRANTIES
Section 2.1 Representations and Warranties of Each Sponsor Party. Each Sponsor Party represents and warrants as of the date hereof to Acquiror and the Company (severally and not jointly, and solely with respect to itself, himself or herself and not with respect to any other Sponsor Party) as follows:
(a) Organization; Due Authorization. If such Sponsor Party is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within such Sponsor Party’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Sponsor Party. If such Sponsor Party is an individual, such Sponsor Party has full legal capacity, right and authority to execute and deliver this Sponsor Agreement and to perform his or her obligations hereunder. This Sponsor Agreement has been duly executed and delivered by such Sponsor Party and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of such Sponsor Party, enforceable against such Sponsor Party in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Sponsor Agreement is being executed in a representative or fiduciary capacity, the Person signing this Sponsor Agreement has full power and authority to enter into this Sponsor Agreement on behalf of the applicable Sponsor Party.
(b) Ownership. Such Sponsor Party is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Sponsor Party’s Subject Shares and Subject Warrants, and there exist no

Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares or Subject Warrants (other than transfer restrictions under the Securities Act)) affecting any such Subject Shares or Subject Warrants, other than Liens pursuant to (i) this Sponsor Agreement, (ii) the Acquiror Governing Documents, (iii) the Merger Agreement, (iv) the Voting Letter Agreement, (v) the Milk Equity Purchase Agreement, (vi) the Sponsor Support Agreement by and between Acquiror, the representative of the equityholders of Milk and each Sponsor Party dated as of the date hereof (the “Milk Support Agreement” and (vii) any applicable securities Laws. Such Sponsor Party’s Subject Shares and Subject Warrants are the only equity securities in Acquiror owned of record or beneficially by such Sponsor Party on the date of this Sponsor Agreement, and none of such Sponsor Party’s Subject Shares or Subject Warrants are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares or Subject Warrants, except as provided hereunder and under the Voting Letter Agreement and the Milk Support Agreement. Other than the Subject Warrants, such Sponsor Party does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.
(c) No Conflicts. The execution and delivery of this Sponsor Agreement by such Sponsor Party does not, and the performance by such Sponsor Party of his, her or its obligations hereunder will not, (i) if such Sponsor Party is not an individual, conflict with or result in a violation of the organizational documents of such Sponsor Party or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Sponsor Party or such Sponsor Party’s Subject Shares or Subject Warrants), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Sponsor Party of its obligations under this Sponsor Agreement.
(d) Litigation. There are no Actions pending against such Sponsor Party, or to the knowledge of such Sponsor Party, threatened against such Sponsor Party, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Sponsor Party of its obligations under this Sponsor Agreement.
(e) Brokerage Fees. Except as described on Section 5.19 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by such Sponsor Party, for which Acquiror or any of its Affiliates may become liable.
(f) Affiliate Arrangements. Except as set forth on Schedule II hereto, neither such Sponsor Party nor, in the case of a Sponsor Party who is an individual, anyone related by blood, marriage or adoption to such Sponsor Party or, to the knowledge of such Sponsor Party, any Person in which such Sponsor Party has a direct or indirect legal, contractual or beneficial ownership of 5% or greater, is party to, or has any rights with respect to or arising from, any Contract with Acquiror or its Subsidiaries.
(g) Acknowledgment. Such Sponsor Party understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon such Sponsor Party’s execution, delivery and performance of this Sponsor Agreement.
ARTICLE III
MISCELLANEOUS
Section 3.1 Termination. This Sponsor Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (i) the Expiration Time, (ii) the liquidation of Acquiror and, (iii) the written agreement of such Sponsor Party, Acquiror and the Company. Upon such termination of this Sponsor Agreement, all obligations of the parties under this Sponsor Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Agreement prior to such termination. This Article III shall survive the termination of this Sponsor Agreement.
Section 3.2 Governing Law. This Sponsor Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Sponsor Agreement or the negotiation, execution or performance of this Sponsor Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Sponsor Agreement) will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State, without giving effect to principals of or rules of conflict of Laws to the extent such principles or rules would require or permit application of Laws of another jurisdiction.
Section 3.3 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.
(a) THE PARTIES TO THIS SPONSOR AGREEMENT SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE OR, IF IT HAS OR CAN ACQUIRE JURISDICTION, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE) IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS SPONSOR AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS SPONSOR AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER AND FURTHER AGREES NOT TO BRING ANY PROCEEDING OR ACTION ARISING OUT OF OR RELATED TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY OTHER COURT. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS SPONSOR AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3.8.
(b) WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SPONSOR AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SPONSOR AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SPONSOR AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.
Section 3.4 Assignment. This Sponsor Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Sponsor Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of all of the other parties hereto.
Section 3.5 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Sponsor Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Sponsor Agreement and to enforce specifically the terms and provisions of this Sponsor Agreement in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware), this being in addition to any other remedy to which such party is entitled at law or in equity.

In the event that any Action shall be brought in equity to enforce the provisions of this Sponsor Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.
Section 3.6 Amendment; Waiver. This Sponsor Agreement or any provision hereof may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and the Sponsor.
Section 3.7 Severability. If any provision of this Sponsor Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Sponsor Agreement will remain in full force and effect. Any provision of this Sponsor Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.
Section 3.8 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:
If to Acquiror:

Waldencast Acquisition Corp.
10 Bank Street, Suite 560, White Plains, NY 10606
Attention:	Tassilo Festetics
Email:	tassilo@waldencast.com

with a copy to (which will not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention:	Paul T. Schnell
Maxim Mayer-Cesiano
Email:	paul.schnell@skadden.com
maxim.mayercesiano@skadden.com

If to the Company:

Obagi Global Holdings Limited
3760 Kilroy Airport Way, Suite 500
Long Beach, CA 90806
Attention:	Jaime Castle, President
Sue Collins, General Counsel
Email:	jaimec@obagi.com
suec@obagi.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, CA 92626
Attention:	Scott Shean
Andrew Clark
Email:	scott.shean@lw.com
andrew.clark@lw.com

If to a Sponsor Party:

To such Sponsor Party’s address set forth in Schedule I

with a copy to (which will not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention:	Paul T. Schnell
Maxim Mayer-Cesiano
Email:	paul.schnell@skadden.com
maxim.mayercesiano@skadden.com
Section 3.9 Counterparts. This Sponsor Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.
Section 3.10 Entire Agreement. This Sponsor Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.
[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Sponsor Parties, Acquiror and the Company have each caused this Sponsor Agreement to be duly executed as of the date first written above.
SPONSOR PARTIES:

SPONSOR:

WALDENCAST LONG-TERM CAPITAL LLC

By:	/s/ Michel Brousset
Name:	Michel Brousset
Title:	Chief Executive Officer
[Signature Page to Sponsor Support Agreement]

INSIDERS:

By:	/s/ Sarah Brown
Name: Sarah Brown

By:	/s/ Juliette Hickman
Name: Juliette Hickman

By:	/s/ Lindsay Pattison
Name: Lindsay Pattison

By:	/s/ Zack Werner
Name: Zack Werner
[Signature Page to Sponsor Support Agreement]

ACQUIROR:

WALDENCAST ACQUISITION CORP.

By:	/s/ Michel Brousset
	Name:	Michel Brousset
	Title:	Chief Executive Officer
[Signature Page to Sponsor Support Agreement]

COMPANY:

OBAGI GLOBAL HOLDINGS LIMITED

By:	/s/ Jaime Castle
	Name:	Jaime Castle
	Title:	Authorized Representative
[Signature Page to Sponsor Support Agreement]

Schedule I

Sponsor Acquiror Common Shares and Acquiror Warrants
Sponsor Party	Acquiror Common Shares	Acquiror Warrants
Waldencast Long-Term Capital LLC	8,545,000	5,933,333
c/o Waldencast Acquisition Corp., 10 Bank Street, Suite 560, White Plains, NY 10606.

Sarah Brown	20,000	—
c/o Waldencast Acquisition Corp., 10 Bank Street, Suite 560, White Plains, NY 10606.

Juliette Hickman	20,000	—
c/o Waldencast Acquisition Corp., 10 Bank Street, Suite 560, White Plains, NY 10606.

Lindsay Pattison	20,000	—
c/o Waldencast Acquisition Corp., 10 Bank Street, Suite 560, White Plains, NY 10606.

Zack Werner	20,000	—
c/o Waldencast Acquisition Corp., 10 Bank Street, Suite 560, White Plains, NY 10606.
*
Waldencast Long-Term Capital LLC (Sponsor) is the record holder of the Class B ordinary shares. Waldencast Ventures, LP and Burwell Mountain Trust, controlled by Michel Brousset and Felipe Dutra, respectively, and Dynamo Master Fund, participate in voting and investment decisions of the Sponsor. Dynamo Internacional Gestão de Recursos Ltda., a Brazilian limited company (“Dynamo International”) is the investment manager of Dynamo Master Fund. Each of Luiz Orenstein, Bruno Hermes da Fonseca Rudge and Luiz Felipe de Almeida Campos (and together with Dynamo Master Fund and Dynamo International, the “Dynamo Parties”) participate in voting and investment decisions of Dynamo International. Each of Michel Brousset, Felipe Dutra and the Dynamo Parties disclaims any beneficial ownership of the shares.

[Schedule I to Sponsor Support Agreement]

Schedule II

Affiliate Agreements
1.	Promissory Note, dated January 12, 2021, issued by Acquiror to Sponsor
2.	Letter Agreement, dated March 15, 2021, between Acquiror, Sponsor, and Acquiror’s officers and directors
3.	Registration Rights Agreement, dated March 15, 2021, between Acquiror and Sponsor
4.	Securities Subscription Agreement, dated as of January 12, 2021, between Acquiror and Sponsor
5.	Administrative Services Agreement, dated March 15, 2021, between Acquiror and Sponsor
6.	Sponsor Warrants Purchase Agreement, dated March 15, 2021, between Acquiror and Sponsor
7.	Forward Purchase Agreement, dated February 22, 2021, between Acquiror, Sponsor and Dynamo Master Fund
8.	Forward Purchase Agreement, dated March 1, 2021, between Acquiror and Beauty Ventures LLC
9.	Convertible Promissory Note, dated as of August 18, 2021 issued by Acquiror to Sponsor.
10.	Indemnity Agreement, dated March 15, 2021, between Acquiror and Sarah Brown
11.	Indemnity Agreement, dated March 15, 2021, between Acquiror and Juliette Hickman
12.	Indemnity Agreement, dated March 15, 2021, between Acquiror and Lindsay Pattison
13.	Indemnity Agreement, dated March 15, 2021, between Acquiror and Zack Werner
[Schedule II to Sponsor Support Agreement]

Annex A

Form of Joinder Agreement
This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Sponsor Support Agreement, dated as of 15, 2021 (as amended, supplemented or otherwise modified from time to time, the “Sponsor Agreement”), by and among Waldencast Long-Term Capital LLC, a Cayman Islands limited liability company (the “Sponsor”), the directors of the Sponsor whose names appear on the signature pages of this Sponsor Agreement (such stockholders, the “Insiders”, and together with the Sponsors, the “Sponsor Parties”), Waldencast Acquisition Corp., a Cayman Islands exempted company limited by shares (which shall migrate and domesticate as a public limited company incorporated under the Laws of Jersey prior to the Closing (as defined in the Merger Agreement (as defined below))) (“Acquiror”), and Obagi Global Holdings Limited, a Cayman Islands exempted company limited by shares (the “Company”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Sponsor Agreement.
The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to, and a “Sponsor” under, the Sponsor Agreement as of the date hereof and shall have all of the rights and obligations of each Sponsor Party as if it had executed the Sponsor Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Sponsor Agreement.
IN WITNESS WHEREOF, the undersigned has duly executed this Joinder Agreement as of the date written below.
Date: [ ], 2021

By:
Name:
Title:

Address for Notices:

With copies to:

Annex D
SPONSOR SUPPORT AGREEMENT
This Sponsor Support Agreement (this “Sponsor Agreement”) is dated as of November 15, 2021, by and among Waldencast Long-Term Capital LLC, a Cayman Islands limited liability company (the “Sponsor”), the directors of the Acquiror whose names appear on the signature pages of this Sponsor Agreement (such persons, the “Insiders”, and together with the Sponsors, the “Sponsor Parties”), Waldencast Acquisition Corp., a Cayman Islands exempted company limited by shares (which shall migrate and domesticate as a public limited company incorporated under the Laws of Jersey prior to the Closing (as defined in the Milk Equity Purchase Agreement (as defined below)) (“Acquiror”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative of the equityholders of Milk Makeup LLC, a Delaware limited liability company (the “Company”) (such representative, “Equityholder Representative”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Milk Equity Purchase Agreement.
RECITALS
WHEREAS, as of the date hereof, the Sponsor Parties are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of the number of Acquiror Common Shares and Acquiror Warrants in the aggregate as set forth on Schedule I hereto (all such Acquiror Common Shares, together with (as applicable) any Acquiror Common Shares that are deemed Acquiror Common Shares pursuant to Section 1.3 hereof, are referred to herein as the “Subject Shares”; and all such Acquiror Warrants, together with (as applicable) any Acquiror Warrants that are deemed Acquiror Warrants pursuant to Section 1.3 hereof, are referred to herein as the “Subject Warrants”);
WHEREAS, contemporaneously with the execution and delivery of this Sponsor Agreement, Acquiror, Obagi Merger Sub Limited, a Cayman Islands exempted company limited by shares and an indirect wholly owned subsidiary of Acquiror (“Merger Sub”), and Obagi Global Holdings Limited, a Cayman Islands exempted company limited by shares (“Obagi”), have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, Merger Sub is to merge with and into Obagi, with Obagi continuing on as the surviving company and a direct wholly owned subsidiary of Acquiror, on the terms and conditions set forth therein (the “Merger”);
WHEREAS, contemporaneously with the execution and delivery of this Sponsor Agreement, Acquiror, Obagi Holdco 1 Limited, a Jersey limited company and wholly owned subsidiary of Acquiror (“Holdco 1”), Waldencast Partners LP, a Cayman Island exempted limited partnership and subsidiary of Acquiror (“Acquiror LP”), the members of the Company and Equityholder Representative have entered into the Equity Purchase Agreement, dated as of the date hereof (the “Milk Equity Purchase Agreement”), pursuant to which among other things, Holdco 1 and Acquiror LP agreed to acquire, and the members of the Company agreed to sell, the equity interests of the Company (the “Milk Transaction”); and
WHEREAS, as an inducement to Acquiror and the Members to enter into the Milk Equity Purchase Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
SPONSOR SUPPORT AGREEMENT; COVENANTS
Section 1.1 Binding Effect of Merger Agreement. The Sponsor Parties hereby acknowledge that each has read the Milk Equity Purchase Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors. During the period commencing on the date hereof and ending at the Expiration Time, the Sponsor Parties shall be bound by and comply with Section 7.4 (No Solicitation by Acquiror) and Section 11.13 (Publicity) of the Milk Equity Purchase Agreement (and any relevant definitions contained in such Sections) as if such Sponsor Party was an original signatory to the Milk Equity Purchase Agreement with respect to such provisions, and (b) each reference to the “Acquiror” contained in Section 7.4 of the Milk Equity Purchase Agreement also referred to the Sponsor.

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earliest of (a) the Effective Time, (b) such date and time as the Milk Equity Purchase Agreement shall be terminated in accordance with Section 10.1 thereof (the earlier of clauses (a) and (b), the “Expiration Time”) and (c) the liquidation of Acquiror, each Sponsor Party shall not, except in each case pursuant to the Merger Agreement, the Milk Equity Purchase Agreement and the transactions contemplated thereby (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer or dispose of, or agree to transfer or dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Shares or Subject Warrants, (ii) deposit any Subject Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Sponsor Agreement, (iii) enter into any swap, engage in hedging or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares or Subject Warrants owned by such Sponsor Party, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iv) publicly announce any intention to effect any transaction specified in clause (i) through (iii) (the actions specified in clauses (i)-(iv), collectively, a “Transfer”); provided, however, that the foregoing shall not prohibit Transfers between such Sponsor Party and any Affiliate of such Sponsor Party, so long as, prior to and as a condition to the effectiveness of any such Transfer, such Affiliate executes and delivers to Acquiror and the Equityholder Representative a joinder to this Sponsor Agreement in substantially the form attached hereto as Annex A; provided, further, that any Transfer permitted under this Section 1.2 shall not relieve such Sponsor Party of its obligations under this Sponsor Agreement. Any Transfer in violation of this Section 1.2 shall be null and void.
Section 1.3 New Shares. In the event that after the date hereof but prior to the Expiration Time (a) any Acquiror Common Shares, Acquiror Warrants or other equity securities of Acquiror are issued to a Sponsor Party pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Acquiror Common Shares or Acquiror Warrants of, on or affecting the Acquiror Common Shares or Acquiror Warrants owned by such Sponsor Party or otherwise, (b) a Sponsor Party purchases or otherwise acquires beneficial ownership of any Acquiror Common Shares, Acquiror Warrants or other equity securities of Acquiror, or (c) a Sponsor Party acquires the right to vote or share in the voting of any Acquiror Common Shares or other equity securities of Acquiror (such Acquiror Common Shares, Acquiror Warrants or other equity securities of Acquiror, collectively, the “New Securities”), then such New Securities acquired or purchased by such Sponsor Party shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted the Subject Shares or Subject Warrants owned by such Sponsor Party as of the date hereof.
Section 1.4 Closing Date Deliverables. On the Closing Date, each Sponsor Party shall deliver to Acquiror and the Company a duly executed copy of that certain Registration Rights Agreement, by and among Acquiror, the Company, each Sponsor Party and certain of the Company’s and Acquiror’s respective stockholders, and their respective affiliates, as applicable, in substantially the form attached as Exhibit B to the Milk Equity Purchase Agreement.
Section 1.5 Sponsor Agreements.
(a) During the period commencing on the date hereof and ending at the Expiration Time, at any meeting of the shareholders of Acquiror, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of Acquiror is sought, each Sponsor Party shall (i) appear at each such meeting or otherwise cause all of its Subject Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Subject Shares:
(i) in favor of each Transaction Proposal;
(ii) against any Business Combination Proposal or any proposal relating to a Business Combination Proposal (in each case, other than the Transaction Proposals or any proposal required to consummate the Merger);
(iii) against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror (other than the Milk Equity Purchase Agreement or the Merger Agreement and the transactions contemplated thereby, including the Milk Transaction and the Merger);

(iv) against any change in the business, management or Board of Directors of Acquiror (other than in connection with the Transaction Proposals) that would or would reasonably be expected to adversely affect the ability of Acquiror to consummate the transactions contemplated by the Milk Equity Purchase Agreement, including the Milk Transaction;
(v) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Sponsor Agreement, the Milk Equity Purchase Agreement or the transactions contemplated thereby, including the Milk Transaction, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Acquiror or Holdco 1 under the Milk Equity Purchase Agreement, (C) result in any of the conditions set forth in Article IX of the Milk Equity Purchase Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Acquiror; and
(vi) if applicable, in favor of waiving any and all anti-dilution rights each Sponsor Party may hold pursuant to the Acquiror Governing Documents.
Each Sponsor Party hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.
(b) Each Sponsor Party shall comply with, and fully perform all of its obligations, covenants, and agreements set forth in, that certain Letter Agreement, dated as of March 15, 2021, among the Sponsor Parties, Acquiror and each of the parties thereto (the “Voting Letter Agreement”), including the obligations of each Sponsor Party pursuant to Section 1 therein to not redeem any Subject Shares owned by such Sponsor Party in connection with the transactions contemplated by the Milk Equity Purchase Agreement.
(c) During the period commencing on the date hereof and ending at the Expiration Time, the Sponsor Parties shall not modify or amend the Voting Letter Agreement.
Section 1.6 Further Assurances. Each Sponsor Party shall take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws) to consummate the Milk Transaction and the other transactions contemplated by the Milk Equity Purchase Agreement and this Sponsor Agreement, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.
Section 1.7 No Inconsistent Agreement. Each Sponsor Party hereby represents and covenants that such Sponsor Party has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Sponsor Party’s obligations hereunder.
ARTICLE II
REPRESENTATIONS AND WARRANTIES
Section 2.1 Representations and Warranties of Each Sponsor Party. Each Sponsor Party represents and warrants as of the date hereof to Acquiror and the Equityholder Representative (severally and not jointly, and solely with respect to itself, himself or herself and not with respect to any other Sponsor Party) as follows:
(a) Organization; Due Authorization. If such Sponsor Party is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within such Sponsor Party’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Sponsor Party. If such Sponsor Party is an individual, such Sponsor Party has full legal capacity, right and authority to execute and deliver this Sponsor Agreement and to perform his or her obligations hereunder. This Sponsor Agreement has been duly executed and delivered by such Sponsor Party and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of such Sponsor Party, enforceable against such Sponsor Party in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Sponsor Agreement is being executed in a representative or fiduciary capacity, the Person signing this Sponsor Agreement has full power and authority to enter into this Sponsor Agreement on behalf of the applicable Sponsor Party.

(b) Ownership. Such Sponsor Party is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of the such Sponsor Party’s Subject Shares and Subject Warrants, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares or Subject Warrants (other than transfer restrictions under the Securities Act)) affecting any such Subject Shares or Subject Warrants, other than Liens pursuant to (i) this Sponsor Agreement, (ii) the Acquiror Governing Documents, (iii) the Merger Agreement, (iv) the Voting Letter Agreement, (v) the Milk Equity Purchase Agreement, (vi) the Sponsor Support Agreement by and between Acquiror, Obagi and Sponsor dated as of the date hereof (the “Obagi Support Agreement”) and (vii) any applicable securities Laws. Such Sponsor Party’s Subject Shares and Subject Warrants are the only equity securities in Acquiror owned of record or beneficially by such Sponsor Party on the date of this Sponsor Agreement, and none of such Sponsor Party’s Subject Shares or Subject Warrants are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares or Subject Warrants, except as provided hereunder and under the Voting Letter Agreement and the Obagi Support Agreement. Other than the Subject Warrants, such Sponsor Party does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.
(c) No Conflicts. The execution and delivery of this Sponsor Agreement by the such Sponsor Party does not, and the performance by such Sponsor Party of his, her or its obligations hereunder will not, (i) if such Sponsor Party is not an individual, conflict with or result in a violation of the organizational documents of such Sponsor Party or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Sponsor Party or such Sponsor Party’s Subject Shares or Subject Warrants), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance such Sponsor Party of its obligations under this Sponsor Agreement.
(d) Litigation. There are no Actions pending against such Sponsor Party, or to the knowledge of such Sponsor Party, threatened against such Sponsor Party, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Sponsor Party of its obligations under this Sponsor Agreement.
(e) Brokerage Fees. Except as described on Section 5.19 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Milk Equity Purchase Agreement based upon arrangements made by such Sponsor Party, for which Acquiror or any of its Affiliates may become liable.
(f) Affiliate Arrangements. Except as set forth on Schedule II hereto, neither such Sponsor Party nor, in the case of a Sponsor Party who is an individual, anyone related by blood, marriage or adoption to such Sponsor Party or, to the knowledge of such Sponsor, any Person in which such Sponsor Party has a direct or indirect legal, contractual or beneficial ownership of 5% or greater, is party to, or has any rights with respect to or arising from, any Contract with Acquiror or its Subsidiaries.
(g) Acknowledgment. Such Sponsor Party understands and acknowledges that each of Acquiror and the Company is entering into the Milk Equity Purchase Agreement in reliance upon such Sponsor Party’s execution, delivery and performance of this Sponsor Agreement.
ARTICLE III
MISCELLANEOUS
Section 3.1 Termination. This Sponsor Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (i) the Expiration Time, (ii) the liquidation of Acquiror and, (iii) the written agreement of such Sponsor Party, Acquiror and the Equityholder Representative. Upon such termination of this Sponsor Agreement, all obligations of the parties under this Sponsor Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Agreement prior to such termination. This Article III shall survive the termination of this Sponsor Agreement.

Section 3.2 Governing Law. This Sponsor Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Sponsor Agreement or the negotiation, execution or performance of this Sponsor Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Sponsor Agreement) will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State, without giving effect to principals of or rules of conflict of Laws to the extent such principles or rules would require or permit application of Laws of another jurisdiction.
Section 3.3 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.
(a) THE PARTIES TO THIS SPONSOR AGREEMENT SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE OR, IF IT HAS OR CAN ACQUIRE JURISDICTION, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE) IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS SPONSOR AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS SPONSOR AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER AND FURTHER AGREES NOT TO BRING ANY PROCEEDING OR ACTION ARISING OUT OF OR RELATED TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY OTHER COURT. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS SPONSOR AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN Section 3.8.
(b) WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SPONSOR AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SPONSOR AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SPONSOR AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.
Section 3.4 Assignment. This Sponsor Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Sponsor Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of all of the other parties hereto.
Section 3.5 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Sponsor Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Sponsor Agreement and to enforce specifically the terms and provisions of this Sponsor Agreement in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware), this being in addition to any other remedy to which such party is entitled at law or in equity.

In the event that any Action shall be brought in equity to enforce the provisions of this Sponsor Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.
Section 3.6 Amendment; Waiver. This Sponsor Agreement or any provision hereof may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, the Equityholder Representative and the Sponsor.
Section 3.7 Severability. If any provision of this Sponsor Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Sponsor Agreement will remain in full force and effect. Any provision of this Sponsor Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.
Section 3.8 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:
If to Acquiror:

Waldencast Acquisition Corp.
10 Bank Street, Suite 560, White Plains, NY 10606
Attention:	Tassilo Festetics
Email:	tassilo@waldencast.com

with a copy to (which will not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention:	Paul T. Schnell
Maxim Mayer-Cesiano
Email:	paul.schnell@skadden.com
maxim.mayercesiano@skadden.com

If to the Equityholder Representative:

Shareholder Representative Services LLC
950 17th Street, Suite 1400
Denver, CO 80202
Attention:	Managing Director
Email:	deals@srsacquiom.com
Telephone:	(303) 648-4085

If to a Sponsor Party:

To such Sponsor Party’s address set forth in Schedule I

with a copy to (which will not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention:	Paul T. Schnell
Maxim Mayer-Cesiano
Email:	paul.schnell@skadden.com
maxim.mayercesiano@skadden.com

Section 3.9 Counterparts. This Sponsor Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.
Section 3.10 Entire Agreement. This Sponsor Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.
[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Sponsor Parties, Acquiror and the Equityholder Representative have each caused this Sponsor Agreement to be duly executed as of the date first written above.
SPONSOR PARTIES:

SPONSOR:

WALDENCAST LONG-TERM CAPITAL LLC

By:	/s/ Michel Brousset
Name:	Michel Brousset
Title:	Chief Executive Officer
[Signature Page to Sponsor Support Agreement]

INSIDERS:

By:	/s/ Sarah Brown
Name: Sarah Brown

By:	/s/ Juliette Hickman
Name: Juliette Hickman

By:	/s/ Lindsay Pattison
Name: Lindsay Pattison

By:	/s/ Zack Werner
Name: Zack Werner
[Signature Page to Sponsor Support Agreement]

ACQUIROR:

WALDENCAST ACQUISITION CORP.

By:	/s/ Michel Brousset
Name: Michel Brousset
Title: Chief Executive Officer
[Signature Page to Sponsor Support Agreement]

EQUITYHOLDER REPRESENTATIVE:

SHAREHOLDER REPRESENTATIVE SERVICES LLC

By:	/s/ Sam Riffe
Name: Sam Riffe
Title: Managing Director
[Signature Page to Sponsor Support Agreement]

Schedule I

Sponsor Acquiror Common Shares and Acquiror Warrants
Sponsor Party	Acquiror Common Shares	Acquiror Warrants
Waldencast Long-Term Capital LLC c/o Waldencast Acquisition Corp., 10 Bank Street, Suite 560, White Plains, NY 10606.	8,545,000	5,933,333

Sarah Brown c/o Waldencast Acquisition Corp., 10 Bank Street, Suite 560, White Plains, NY 10606.	20,000	—

Juliette Hickman c/o Waldencast Acquisition Corp., 10 Bank Street, Suite 560, White Plains, NY 10606.	20,000	—

Lindsay Pattison c/o Waldencast Acquisition Corp., 10 Bank Street, Suite 560, White Plains, NY 10606.	20,000	—

Zack Werner c/o Waldencast Acquisition Corp., 10 Bank Street, Suite 560, White Plains, NY 10606.	20,000	—
*
Waldencast Long-Term Capital LLC (Sponsor) is the record holder of the Class B ordinary shares. Waldencast Ventures, LP and Burwell Mountain Trust, controlled by Michel Brousset and Felipe Dutra, respectively, and Dynamo Master Fund, participate in voting and investment decisions of the Sponsor. Dynamo Internacional Gestão de Recursos Ltda., a Brazilian limited company (“Dynamo International”) is the investment manager of Dynamo Master Fund. Each of Luiz Orenstein, Bruno Hermes da Fonseca Rudge and Luiz Felipe de Almeida Campos (and together with Dynamo Master Fund and Dynamo International, the “Dynamo Parties”) participate in voting and investment decisions of Dynamo International. Each of Michel Brousset, Felipe Dutra and the Dynamo Parties disclaims any beneficial ownership of the shares.

[Schedule I to Sponsor Support Agreement]

Schedule II

Affiliate Agreements
1.	Promissory Note, dated January 12, 2021, issued by Acquiror to Sponsor
2.	Letter Agreement, dated March 15, 2021, between Acquiror, Sponsor, and Acquiror’s officers and directors
3.	Registration Rights Agreement, dated March 15, 2021, between Acquiror and Sponsor
4.	Securities Subscription Agreement, dated as of January 12, 2021, between Acquiror and Sponsor
5.	Administrative Services Agreement, dated March 15, 2021, between Acquiror and Sponsor
6.	Sponsor Warrants Purchase Agreement, dated March 15, 2021, between Acquiror and Sponsor
7.	Forward Purchase Agreement, dated February 22, 2021, between Acquiror, Sponsor and Dynamo Master Fund
8.	Forward Purchase Agreement, dated March 1, 2021, between Acquiror and Beauty Ventures LLC
9.	Convertible Promissory Note, dated as of August 18, 2021 issued by Acquiror to Sponsor.
10.	Indemnity Agreement, dated March 15, 2021, between Acquiror and Sarah Brown
11.	Indemnity Agreement, dated March 15, 2021, between Acquiror and Juliette Hickman
12.	Indemnity Agreement, dated March 15, 2021, between Acquiror and Lindsay Pattison
13.	Indemnity Agreement, dated March 15, 2021, between Acquiror and Zack Werner
[Schedule II to Sponsor Support Agreement]

Annex A

 Form of Joinder Agreement
This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Sponsor Support Agreement, dated as of November 15, 2021 (as amended, supplemented or otherwise modified from time to time, the “Sponsor Agreement”), by and among Waldencast Long-Term Capital LLC, a Cayman Islands limited liability company (the “Sponsor”), Waldencast Acquisition Corp., a Cayman Islands exempted company limited by shares (which shall migrate and domesticate as a public limited company incorporated under the Laws of Jersey prior to the Closing (as defined in the Milk Equity Purchase Agreement (as defined below))) (“Acquiror”), Milk Makeup LLC, a Delaware limited liability company (the “Company”) and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative of the equityholders of the Company. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Sponsor Agreement.
The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to, and a “Sponsor” under, the Sponsor Agreement as of the date hereof and shall have all of the rights and obligations of the Sponsor as if it had executed the Sponsor Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Sponsor Agreement.
IN WITNESS WHEREOF, the undersigned has duly executed this Joinder Agreement as of the date written below.
Date: [ ], 2021

By:
Name:
Title:

Address for Notices:

With copies to:

Annex E
STOCKHOLDER SUPPORT AGREEMENT
This Stockholder Support Agreement (this “Agreement”) is dated as of November 15, 2021, by and among Waldencast Acquisition Corp., a Cayman Islands exempted company limited by shares (which shall migrate and domesticate as a public limited company incorporated under the Laws of Jersey prior to the Closing (as defined in the Merger Agreement (as defined below))) (“Acquiror”), Cedarwalk Skincare Ltd., a Cayman Islands exempted company limited by shares (the “Company Stockholder”), and Obagi Global Holdings Limited, a Cayman Islands exempted company limited by shares (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.
RECITALS
WHEREAS, as of the date hereof, the Company Stockholder is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such number of shares of Company Common Stock as are indicated opposite the Company Stockholder’s name on Schedule I hereto (all such shares of Company Common Stock, together with (as applicable) any shares of Company Common Stock that are deemed Subject Shares pursuant to Section 1.3 hereof, are referred to herein as the “Subject Shares”);
WHEREAS, contemporaneously with the execution and delivery of this Agreement, Acquiror, Obagi Merger Sub Limited, a Cayman Islands exempted company limited by shares and an indirect wholly owned subsidiary of Acquiror (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, Merger Sub is to merge with and into the Company, with the Company continuing on as the surviving company and a direct wholly owned subsidiary of Acquiror, on the terms and conditions set forth therein (the “Merger”);
WHEREAS, contemporaneously with the execution and delivery of this Agreement, Acquiror, Obagi Holdco 1 Limited, a Jersey limited company and wholly owned subsidiary of Acquiror (“Holdco 1”), Waldencast Partners LP, a Cayman Island exempted limited partnership and subsidiary of Acquiror (“Acquiror LP”), the members of Milk Makeup LLC, a Delaware limited liability company (“Milk”) and Shareholder Representatives Services LLC, a Colorado limited liability company, as the representative of the equityholders of the Company, have entered into the Equity Purchase Agreement, dated as of the date hereof, (the “Milk Equity Purchase Agreement”), pursuant to which among other things, Holdco 1 and Acquiror LP agreed to acquire, and the members of Milk agreed to sell, the equity interests of Milk (the “Milk Transaction”); and
WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
STOCKHOLDER SUPPORT AGREEMENT; COVENANTS
Section 1.1 Binding Effect of Merger Agreement. The Company Stockholder hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. During the period commencing on the date hereof and ending at the Expiration Time, the Company Stockholder shall be bound by and comply with Sections 6.8 (Acquisition Proposals) and 11.12 (Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if (a) the Company Stockholder was an original signatory to the Merger Agreement with respect to such provisions, and (b) each reference to the “Company” contained in Section 6.8 of the Merger Agreement (other than Section 6.8(a), and the last sentence of Section 6.8, or for purposes of the definition of Acquisition Proposal) also referred to the Company Stockholder.
Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earliest of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 10.1 thereof and (c) the liquidation of Acquiror (the earlier of clauses (a), (b) and (c), the “Expiration Time”), the Company Stockholder shall not (except in each case pursuant to the Merger Agreement and the transactions contemplated thereby) (i) sell, assign, transfer (including by operation of Law), offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer or dispose of, or agree to transfer or dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (the actions specified in clauses (i)-(iii), collectively, a “Transfer”); provided, however, that the foregoing shall not prohibit Transfers between the Company Stockholder and any Affiliate of such Company Stockholder, so long as prior to and as a condition to the effectiveness of any such Transfer, such Affiliate executes and delivers to Acquiror and the Company a joinder to this Agreement in substantially the form attached hereto as Annex A; provided, further, that any Transfer permitted under this Section 1.2 shall not relieve such Company Stockholder of its obligations under this Agreement. Any Transfer in violation of this Section 1.2 shall be null and void.
Section 1.3 New Shares. In the event that after the date hereof (a) any shares of Company Common Stock (or securities convertible into shares of Company Common Stock) are issued to the Company Stockholder pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of Company Common Stock or otherwise, (b) the Company Stockholder purchases or otherwise acquires beneficial ownership of any shares of Company Common Stock (or securities convertible into shares of Company Common Stock), or (c) the Company Stockholder acquires the right to vote or share in the voting of any shares of Company Common Stock (collectively, the “New Securities”), then such New Securities acquired or purchased by the Company Stockholder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Shares owned by the Company Stockholder as of the date hereof.
Section 1.4 Company Stockholder Agreements.
(a) During the period commencing on the date hereof and ending at the Expiration Time, the Company Stockholder hereby unconditionally and irrevocably agrees that, at any meeting of the stockholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the stockholders of the Company distributed by the Board of Directors of the Company or otherwise undertaken in respect of or as contemplated by the Merger Agreement or the transactions contemplated thereby, in a form reasonably acceptable to Acquiror (which written consent shall be delivered promptly, and in any event within two (2) Business Days, after the Registration Statement (as contemplated by the Merger Agreement) is declared effective under the Securities Act and delivered or otherwise made available to stockholders of the Company), the Company Stockholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its Subject Shares (to the extent such Subject Shares are entitled to vote on or provide consent with respect to such matter) to be counted as present thereat for purposes of establishing a quorum, and the Company Stockholder shall vote or provide consent (or cause to be voted or consent provided), in person or by proxy, all of its Subject Shares (to the extent such Subject Shares are entitled to vote on or provide consent with respect to such matter):
(i) to approve and adopt the Merger Agreement and the transactions contemplated thereby;
(ii) to approve and adopt the Pre-Closing Restructuring and the transactions contemplated thereby;
(iii) in any other circumstances upon which a consent, waiver or other approval is required under the Company’s Governing Documents or under any agreements between the Company and its stockholders or otherwise sought with respect to the Merger Agreement or the transactions contemplated thereby to vote, consent, waive or approve (or cause to be voted, consented, waived or approved) all of the Company Stockholder’s Subject Shares held at such time in favor thereof (to the extent such Subject Shares are entitled to vote on or provide consent, waiver or approval with respect to such matter);
(iv) against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Merger Agreement and the transactions contemplated thereby, including the Merger;

(v) against any change in the business, management or board of directors of the Company that would or would reasonably be expected to adversely affect the ability of the Company to consummate the transactions contemplated by the Merger Agreement, including the Merger; and
(vi) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or the transactions contemplated thereby, including the Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreement, (C) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock or securities convertible into capital stock of, the Company.
The Company Stockholder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.
Section 1.5 Affiliate Agreements. The Company Stockholder hereby agrees and consents to the termination of all Affiliate Agreements to which the Company Stockholder is party, other than those set forth on Section 6.4 of the Company Disclosure Letter, subject to the Closing and effective as of the Effective Time without any further liability or obligation to the Company, the Company’s Subsidiaries or Acquiror.
Section 1.6 Registration Rights Agreement. The Company Stockholder agrees that it will deliver, substantially simultaneously with the Effective Time, a duly executed copy of the Registration Rights Agreement substantially in the form attached as Exhibit G to the Merger Agreement.
Section 1.7 Lock-up Agreement. The Company Stockholder agrees that it will deliver, substantially simultaneously with the Effective Time, a duly executed copy of the Lock-up Agreement substantially in the form attached as Exhibit H to the Merger Agreement.
Section 1.8 Further Assurances. The Company Stockholder shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws) to consummate the Merger and the other transactions contemplated by the Merger Agreement and this Agreement, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.
Section 1.9 No Inconsistent Agreement. The Company Stockholder hereby represents and covenants that the Company Stockholder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of the Company Stockholder’s obligations hereunder.
Section 1.10 No Challenges. The Company Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Acquiror, Merger Sub, the Company, Milk, Acquiror LP, Holdco 1 or any of their respective successors, assigns or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement, the Merger Agreement, or the Milk Equity Purchase Agreement or the transactions contemplated thereby or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement or the Milk Equity Purchase Agreement and the transactions contemplated thereby. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit the Company Stockholder from enforcing the Company Stockholder’s rights under this Agreement and the other agreements entered into by the Company Stockholder in connection herewith, including the Company Stockholder’s right to receive the Company Stockholder’s portion of the Aggregate Merger Consideration as provided in the Merger Agreement.
Section 1.11 Consent to Disclosure. The Company Stockholder hereby consents to the publication and disclosure in the Proxy Statement/Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by Acquiror, Milk or the Company to any Governmental Authority or to securityholders of Acquiror or of Milk) of the Company Stockholder’s identity and beneficial ownership of Subject Shares and the nature of the Company Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Acquiror, Milk or the Company, a copy of this Agreement. The Company Stockholder will promptly provide any information reasonably requested by Acquiror, Milk or the Company for any regulatory application or filing made or approval sought in connection with the transactions contemplated by the Merger Agreement or the Milk Equity Purchase Agreement (including filings with the SEC).

ARTICLE II
REPRESENTATIONS AND WARRANTIES
Section 2.1 Representations and Warranties of the Company Stockholder. The Company Stockholder represents and warrants as of the date hereof to Acquiror and the Company as follows:
(a) Organization; Due Authorization. The Company Stockholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within the Company Stockholder’s organizational powers and have been duly authorized by all necessary organizational actions on the part of the Company Stockholder. This Agreement has been duly executed and delivered by the Company Stockholder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of the Company Stockholder, enforceable against the Company Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the Company Stockholder.
(b) Ownership. The Company Stockholder is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of the Company Stockholder’s Subject Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares (other than transfer restrictions under the Securities Act)) affecting any such Subject Shares, other than pursuant to (i) this Agreement, (ii) the Company’s Governing Documents, (iii) the Merger Agreement, and (iv) any applicable securities Laws. The Company Stockholder’s Subject Shares are the only equity securities in the Company owned of record or beneficially by the Company Stockholder on the date of this Agreement, and none of the Company Stockholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares other than as set forth hereunder. The Company Stockholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.
(c) No Conflicts. The execution and delivery of this Agreement by the Company Stockholder does not, and the performance by the Company Stockholder of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of the Company Stockholder or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon the Company Stockholder or the Company Stockholder’s Subject Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Company Stockholder of its, his or her obligations under this Agreement.
(d) Litigation. There are no Actions pending against the Company Stockholder, or to the knowledge of the Company Stockholder threatened against the Company Stockholder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Company Stockholder of its obligations under this Agreement.
(e) Adequate Information. The Company Stockholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of Acquiror and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Merger Agreement and has independently and without reliance upon Acquiror or the Company and based on such information as the Company Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Company Stockholder acknowledges that Acquiror and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. The Company Stockholder acknowledges that the agreements contained herein with respect to the Subject Shares held by the Company Stockholder are irrevocable.

(f) Brokerage Fees. Except as described on Section 4.32 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by the Company Stockholder, for which the Company or any of its Affiliates may become liable.
(g) Acknowledgment. The Company Stockholder understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon the Company Stockholder’s execution, delivery and performance of this Agreement.
ARTICLE III
MISCELLANEOUS
Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of the Expiration Time or the written agreement of such Company Stockholder, Acquiror and the Company. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.
Section 3.2 Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State, without giving effect to principals of or rules of conflict of Laws to the extent such principles or rules would require or permit application of Laws of another jurisdiction.
Section 3.3 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.
(a) THE PARTIES TO THIS AGREEMENT SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE OR, IF IT HAS OR CAN ACQUIRE JURISDICTION, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE) IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER AND FURTHER AGREES NOT TO BRING ANY PROCEEDING OR ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY OTHER COURT. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3.8.
(b) WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS

AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.
Section 3.4 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of all of the other parties hereto.
Section 3.5 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware), this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.
Section 3.6 Amendment; Waiver. This Agreement or any provision hereof may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and the Company Stockholder.
Section 3.7 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.
Section 3.8 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day, addressed as follows:
If to Acquiror:

Waldencast Acquisition Corp.
10 Bank Street, Suite 560, White Plains, NY 10606
Attention:	Tassilo Festetics
Email:	tassilo@waldencast.com

with a copy to (which will not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention:	Paul T. Schnell
Maxim Mayer-Cesiano
Email:	paul.schnell@skadden.com
maxim.mayercesiano@skadden.com

If to the Company:

Obagi Global Holdings Limited
3760 Kilroy Airport Way, Suite 500
Attention:	Jaime Castle, President
Sue Collins, General Counsel
Email:	jaimec@obagi.com
suec@obagi.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, CA 92626
Attention:	Scott Shean
Andrew Clark
Email:	scott.shean@lw.com
andrew.clark@lw.com

If to the Company Stockholder:

Cedarwalk Skincare Ltd.
Rm 3001-3010
30/F, China Resource Building
26 Harbour Road
Wanchai, Hong Kong
Attention:	Mr. Simon Dai
Email:	Simon-dsc@hotmail.com

with copies to (which shall not constitute notice):

Nixon Peabody LLP
Tower 46
55 West 46th Street
New York, New York 10036-4120
Attention:	David Cheng, Esq.
Michael Smith, Esq.
Email:	dcheng@nixonpeabody.com
masmith@nixonpeabody.com
Section 3.9 Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.
Section 3.10 Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.
[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Company Stockholder, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.
COMPANY STOCKHOLDER:

CEDARWALK SKINCARE LTD.

By:	/s/ Sicong Dai
	Name:	Sicong Dai
	Title:	Authorized Representative

[Signature Page to Stockholder Support Agreement]

ACQUIROR:

WALDENCAST ACQUISITION CORP.

By:	/s/ Michel Brousset
	Name:	Michel Brousset
	Title:	Chief Executive Officer

[Signature Page to Stockholder Support Agreement]

COMPANY:

OBAGI GLOBAL HOLDINGS LIMITED

By:	/s/ Jaime Castle
	Name:	Jaime Castle
	Title:	Authorized Representative
[Signature Page to Stockholder Support Agreement]

Schedule I

Company Stockholder Subject Shares
Company Stockholder	Shares of Common Stock
Cedarwalk Skincare Ltd.	8,000,002
[Schedule I to Stockholder Support Agreement]

Annex A

Form of Joinder Agreement
This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Stockholder Support Agreement, dated as of November 15, 2021 (as amended, supplemented or otherwise modified from time to time, the “Support Agreement”), by and among Waldencast Acquisition Corp., a Cayman Islands exempted company limited by shares (which shall migrate and domesticate as a public limited company incorporated under the Laws of Jersey), Obagi Global Holdings Limited, a Cayman Islands exempted company limited by shares, and Cedarwalk Skincare Ltd., a Cayman Islands exempted company limited by shares. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Support Agreement.
The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to, and a “Company Stockholder” under, the Support Agreement as of the date hereof and shall have all of the rights and obligations of the Company Stockholder as if it had executed the Support Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Support Agreement.
IN WITNESS WHEREOF, the undersigned has duly executed this Joinder Agreement as of the date written below.
Date: [•], 2021
By:
Name:
Title:

Address for Notices:

With copies to:
[Schedule I to Stockholder Support Agreement]

Annex F
THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
WALDENCAST ACQUISITION CORP.
(ADOPTED BY SPECIAL RESOLUTION DATED 21 FEBRUARY 2021
AND EFFECTIVE ON 15 MARCH 2021)
F-1

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
WALDENCAST ACQUISITION CORP.
(ADOPTED BY SPECIAL RESOLUTION DATED 21 FEBRUARY 2021
AND EFFECTIVE ON 15 MARCH 2021)
1	The name of the Company is Waldencast Acquisition Corp.
2
The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.
4	The liability of each Member is limited to the amount unpaid on such Member’s shares.
5
The share capital of the Company is US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

6
The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7
Capitalised terms that are not defined in this Amended and Restated Memorandum of Association bear the respective meanings given to them in the Amended and Restated Articles of Association of the Company.

F-2

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
WALDENCAST ACQUISITION CORP.
(ADOPTED BY SPECIAL RESOLUTION DATED 21 FEBRUARY 2021 AND
EFFECTIVE ON 15 MARCH 2021)
1	Interpretation
1.1	In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:
“Affiliate”
in respect of a person, means any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity.

“Applicable Law”
means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Articles”	means these amended and restated articles of association of the Company.
“Audit Committee”	means the audit committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).
“Business Combination”
means a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”), which Business Combination: (a) as long as the Company’s securities are listed on the Nasdaq Stock Market LLC, must occur with one or more operating businesses or assets with a fair market value equal to at least 80 per cent of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting discount held in trust) at the time of signing the agreement to enter into such Business Combination; and (b) must not be effectuated solely with another blank cheque company or a similar company with nominal operations.

“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.
“Clearing House”
means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Class A Share”	means a class A ordinary share of a par value of US$0.0001 in the share capital of the Company.
F-3

“Class B Share”	means a class B ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Company”	means the above named company.
“Company’s Website”	means the website of the Company and/or its web-address or domain name, if any.
“Compensation Committee”	means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Designated Stock Exchange”	means any U.S. national securities exchange on which the securities of the Company are listed for trading, including the Nasdaq Stock Market LLC.
“Directors”	means the directors for the time being of the Company.
“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.
“Electronic Communication”
means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.
“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.
“Equity-linked Securities”
means any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares issued in a financing transaction in connection with a Business Combination, including but not limited to a private placement of equity or debt.

“Exchange Act”
means the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Founders”	means all Members immediately prior to the consummation of the IPO.
“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.
“IPO”	means the Company’s initial public offering of securities.
“Member”	has the same meaning as in the Statute.
“Memorandum”	means the amended and restated memorandum of association of the Company.
“Nominating and Corporate Governance Committee”	means the nominating and corporate governance committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Officer”	means a person appointed to hold an office in the Company.
“Ordinary Resolution”
means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Over-Allotment Option”
means the option of the Underwriters to purchase up to an additional 15 per cent of the firm units (as described in the Articles) issued in the IPO at a price equal to US$10 per unit, less underwriting discounts and commissions.

“Preference Share”	means a preference share of a par value of US$0.0001 in the share capital of the Company.
“Public Share”	means a Class A Share issued as part of the units (as described in the Articles) issued in the IPO.
F-4

“Redemption Notice”	means a notice in a form approved by the Company by which a holder of Public Shares is entitled to require the Company to redeem its Public Shares, subject to any conditions contained therein.
“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.
“Registered Office”	means the registered office for the time being of the Company.
“Representative”	means a representative of the Underwriters.
“Seal”	means the common seal of the Company and includes every duplicate seal.
“Securities and Exchange Commission”	means the United States Securities and Exchange Commission.
“Share”	means a Class A Share, a Class B Share or a Preference Share and includes a fraction of a share in the Company.
“Special Resolution”	subject to Article 29.4, has the same meaning as in the Statute, and includes a unanimous written resolution.
“Sponsor”	means Waldencast Long-Term Capital LLC, a Cayman Islands limited liability company, and its successors or assigns.
“Statute”	means the Companies Act (As Revised) of the Cayman Islands.
“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.
“Trust Account”
means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with a certain amount of the proceeds of a private placement of warrants simultaneously with the closing date of the IPO, will be deposited.

“Underwriter”	means an underwriter of the IPO from time to time and any successor underwriter.
1.2	In the Articles:
(a)	words importing the singular number include the plural number and vice versa;
(b)	words importing the masculine gender include the feminine gender;
(c)	words importing persons include corporations as well as any other legal or natural person;
(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;
(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;
(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;
(g)
any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)
the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing the Articles;
(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;
F-5

(k)
any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)	sections 8 and 19(3) of the Electronic Transactions Act shall not apply;
(m)
the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.
2	Commencement of Business
2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.
2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.
3	Issue of Shares
3.1
Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a Class B Share Conversion set out in the Articles.

3.2
The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3
The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine. The securities comprising any such units which are issued pursuant to the IPO can only be traded separately from one another on the 52nd day following the date of the prospectus relating to the IPO unless the Representative(s) determines that an earlier date is acceptable, subject to the Company having filed a current report on Form 8-K with the Securities and Exchange Commission and a press release announcing when such separate trading will begin. Prior to such date, the units can be traded, but the securities comprising such units cannot be traded separately from one another.

3.4	The Company shall not issue Shares to bearer.
4	Register of Members
4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.
4.2
The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

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5	Closing Register of Members or Fixing Record Date
5.1
For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2
In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3
If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6	Certificates for Shares
6.1
A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2
The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3
If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4
Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5
Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

7	Transfer of Shares
7.1
Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under

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Applicable Law. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.
7.2
The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8	Redemption, Repurchase and Surrender of Shares
8.1
Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Public Shares, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to redeeming or repurchasing the Shares:

(a)	Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in the Business Combination Article hereof;
(b)
Class B Shares held by the Founders shall be surrendered by the Founders for no consideration to the extent that the Over-Allotment Option is not exercised in full so that the number of Class B Shares will equal 20 per cent of the Company’s issued Shares after the IPO (exclusive of any securities purchased in a private placement simultaneously with the IPO); and

(c)	Public Shares shall be repurchased by the Company in the circumstances set out in the Business Combination Article hereof.
8.2
Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in the Article above shall not require further approval of the Members.

8.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.
8.4	The Directors may accept the surrender for no consideration of any fully paid Share.
9	Treasury Shares
9.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.
9.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).
10	Variation of Rights of Shares
10.1
Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent

F-8

in writing of the holders of not less than two thirds of the issued Shares of that class (other than with respect to a waiver of the provisions of the Class B Share Conversion Article hereof, which as stated therein shall only require the consent in writing of the holders of a majority of the issued Shares of that class), or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.
10.2
For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3
The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights.

11	Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12	Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13	Lien on Shares
13.1
The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2
The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3
To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4
The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

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14	Call on Shares
14.1
Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.
14.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.
14.4
If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5
An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.
14.7
The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8
No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15	Forfeiture of Shares
15.1
If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2
If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3
A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4
A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

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15.5
A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6
The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16	Transmission of Shares
16.1
If a Member dies, the survivor or survivors (where he was a joint holder), or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2
Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3
A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17	Class B Share Conversion
17.1
The rights attaching to all Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to the Variation of Rights of Shares Article and the Appointment and Removal of Directors Article) with the exception that the holder of a Class B Share shall have the Conversion Rights referred to in this Article.

17.2
Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”): (a) at any time and from time to time at the option of the holders thereof, and (b) automatically on the day of the closing of a Business Combination.

17.3
Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any other Equity-linked Securities, are issued or deemed issued in connection with a Business Combination, all Class B Shares in issue shall automatically convert into Class A Shares at the time of the closing of a Business Combination at a ratio for which the Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the Class B Shares in issue agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, in the aggregate, on an as-converted basis, 20 per cent of the sum

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of all Class A Shares outstanding after such conversion (after giving effect to any redemptions of Class A Shares pursuant to the Business Combination Article), including the total number of Class A Shares issued or deemed issued or issuable upon conversion or exercise of any Equity-linked Securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the Business Combination, excluding any Class A Shares or Equity-linked Securities exercisable for or convertible into Class A Shares issued, or to be issued, to any seller in a Business Combination and any private placement warrants issued to the Sponsor, Officers or Directors upon conversion of working capital loans made to the Company.
17.4
Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or Equity-linked Securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in the Variation of Rights of Shares Article hereof.

17.5
The foregoing conversion ratio shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

17.6
Each Class B Share shall convert into its pro rata number of Class A Shares pursuant to this Article. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the Class B Shares in issue shall be converted pursuant to this Article and the denominator of which shall be the total number of Class B Shares in issue at the time of conversion.

17.7
References in this Article to “converted”, “conversion”or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

17.8	Notwithstanding anything to the contrary in this Article, in no event may any Class B Share convert into Class A Shares at a ratio that is less than one-for-one.
18	Amendments of Memorandum and Articles of Association and Alteration of Capital
18.1	The Company may by Ordinary Resolution:
(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;
(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;
(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;
(d)
by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)
cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

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18.2
All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18.3	Subject to the provisions of the Statute, the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, Article 29.4, the Company may by Special Resolution:
(a)	change its name;
(b)	alter or add to the Articles;
(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and
(d)	reduce its share capital or any capital redemption reserve fund.
19	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

20	General Meetings
20.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.
20.2
The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

20.3
The Directors, the chief executive officer, the secretary or the chairman of the board of Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

20.4
Members seeking to bring business before the annual general meeting or to nominate candidates for appointment as Directors at the annual general meeting must deliver notice to the principal executive offices of the Company not less than 120 calendar days before the date of the Company’s proxy statement released to shareholders in connection with the previous year’s annual meeting or, if the Company did not hold an annual meeting the previous year, or if the date of this year’s annual meeting has been changed by more than 30 days from the date of the previous year’s meeting, then the deadline shall be set by the board of Directors with such deadline being a reasonable time before the Company begins to print and send its related proxy materials.

21	Notice of General Meetings
21.1
At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and
(b)
in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety-five per cent in par value of the Shares giving that right.

21.2
The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

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22	Proceedings at General Meetings
22.1
No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

22.2
A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

22.3
A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

22.4
If a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

22.5
The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

22.6
If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

22.7
The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

22.8
When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

22.9
If, prior to a Business Combination, a notice is issued in respect of a general meeting and the Directors, in their absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting, the Directors may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

22.10
When a general meeting is postponed for thirty days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed.

22.11	A resolution put to the vote of the meeting shall be decided on a poll.
22.12	A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.
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22.13
A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

22.14	In the case of an equality of votes the chairman shall be entitled to a second or casting vote.
23	Votes of Members
23.1
Subject to any rights or restrictions attached to any Shares, including as set out at Article 29.4, every Member present in any such manner shall have one vote for every Share of which he is the holder.

23.2
In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

23.3
A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

23.4
No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

23.5
No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

23.6
Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

23.7
A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

24	Proxies
24.1
The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

24.2
The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

24.3
The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

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24.4
The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

24.5
Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

25	Corporate Members
25.1
Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

25.2
If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

26	Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

27	Directors
There shall be a board of Directors consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.
28	Powers of Directors
28.1
Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

28.2
All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

28.3
The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

28.4
The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

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29	Appointment and Removal of Directors
29.1
Prior to the closing of a Business Combination, the Company may by Ordinary Resolution of the holders of the Class B Shares appoint any person to be a Director or may by Ordinary Resolution of the holders of the Class B Shares remove any Director. For the avoidance of doubt, prior to the closing of a Business Combination, holders of Class A Shares shall have no right to vote on the appointment or removal of any Director.

29.2
The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

29.3	After the closing of a Business Combination, the Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.
29.4
Prior to the closing of a Business Combination, Article 29.1 may only be amended by a Special Resolution passed by a majority of at least 90 per cent of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution.

30	Vacation of Office of Director
The office of a Director shall be vacated if:
(a)	the Director gives notice in writing to the Company that he resigns the office of Director; or
(b)
the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or
(d)	the Director is found to be or becomes of unsound mind; or
(e)
all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

31	Proceedings of Directors
31.1
The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two or more Directors, and shall be one if there is only one Director.

31.2
Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

31.3
A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

31.4
A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

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31.5
A Director may, or other Officer on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

31.6
The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

31.7
The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

31.8
All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

31.9
A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

32	Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

33	Directors’ Interests
33.1
A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

33.2
A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

33.3
A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

33.4
No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

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33.5
A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

34	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

35	Delegation of Directors’ Powers
35.1
The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee). Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.2
The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.3
The Directors may adopt formal written charters for committees. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law). For so long as any class of Shares is listed on the Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

35.4
The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

35.5
The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

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35.6
The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an Officer may be removed by resolution of the Directors or Members. An Officer may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

36	No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

37	Remuneration of Directors
37.1
The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no cash remuneration shall be paid to any Director by the Company prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

37.2
The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

38	Seal
38.1
The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

38.2
The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3
A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39	Dividends, Distributions and Reserve
39.1
Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

39.2
Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.
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39.4
The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

39.5
Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6
The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

39.7
Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

39.8	No Dividend or other distribution shall bear interest against the Company.
39.9
Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

40	Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

41	Books of Account
41.1
The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books

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shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.
41.2
The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3
The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42	Audit
42.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.
42.2
Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

42.3
If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

42.4	The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).
42.5
If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

42.6
Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.7
Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

43	Notices
43.1
Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

43.2	Where a notice is sent by:
(a)
courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

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(b)
post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;

(c)
cable, telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(d)
e-mail or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; and

(e)	placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.
43.3
A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4
Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44	Winding Up
44.1
If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)
if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)
if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

44.2
If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

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45	Indemnity and Insurance
45.1
Every Director and Officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

45.2
The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

45.3
The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or Officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46	Financial Year
Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.
47	Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

48	Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

49	Business Combination
49.1
Notwithstanding any other provision of the Articles, this Article shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of a Business Combination and the full distribution of the Trust Account pursuant to this Article. In the event of a conflict between this Article and any other Articles, the provisions of this Article shall prevail.

49.2	Prior to the consummation of a Business Combination, the Company shall either:
(a)	submit such Business Combination to its Members for approval; or
(b)
provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business

F-24

Combination, including interest earned on the Trust Account (which interest shall be net of taxes paid or payable, if any), divided by the number of then issued Public Shares, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 following such repurchases.
49.3
If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a proposed Business Combination, it shall file tender offer documents with the Securities and Exchange Commission prior to completing such Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act. If, alternatively, the Company holds general meeting to approve a proposed Business Combination, the Company will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the Securities and Exchange Commission.

49.4
At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination, provided that the Company shall not consummate such Business Combination unless the Company has net tangible assets of at least US$5,000,001 following the redemptions described below, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination.

49.5
Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, in connection with any vote on a Business Combination, elect to have their Public Shares redeemed for cash in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he votes on such proposed Business Combination, and if he does vote, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest (which interest shall be net of taxes payable) earned on the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”). The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions (the “Redemption Limitation”).

49.6
A Member may not withdraw a Redemption Notice following the deadline for such Redemption Notice unless the Directors determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

49.7
In the event that the Company does not consummate a Business Combination by 24 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;
(b)
as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to US$100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then Public Shares in issue, which redemption will completely extinguish the rights of the holders of Public Shares as Members (including the right to receive further liquidation distributions, if any); and

(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case, to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of Applicable Law.
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49.8	In the event that any amendment is made to the Articles:
(a)
to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within 24 months from the consummation of the IPO or such later time as the Members may approve in accordance with the Articles; or

(b)	with respect to any other provision relating to Members’ rights or pre-Business Combination activity,

each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.

49.9
A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of an IPO Redemption, a repurchase of Shares by means of a tender offer pursuant to this Article, or a distribution of the Trust Account pursuant to this Article. In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Account.

49.10
After the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)	receive funds from the Trust Account; or
(b)	vote as a class with Public Shares on a Business Combination.
49.11	The uninterested Independent Directors shall approve any transaction or transactions between the Company and any of the following parties:
(a)	any Member owning an interest in the voting power of the Company that gives such Member a significant influence over the Company; and
(b)	any Director or Officer and any Affiliate of such Director or Officer.
49.12
A Director may vote in respect of a Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors.

49.13
As long as the Company’s securities are listed on the Nasdaq Stock Market LLC, the Company must complete the Business Combination with one or more operating businesses or assets with a fair market value equal to at least 80 per cent of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting discount held in trust) at the time of signing the agreement to enter into the Business Combination. A Business Combination must not be effectuated solely with another blank cheque company or a similar company with nominal operations

49.14
The Company may enter into a Business Combination with a target business that is Affiliated with the Sponsor, a Founder, a Director or an Officer. In the event the Company seeks to complete a Business Combination with a target that is Affiliated with the Sponsor, a Founder, a Director or an Officer, the Company, or a committee of Independent Directors, will obtain an opinion from an independent investment banking firm or another valuation or appraisal firm that regularly renders fairness opinions on the type of target business the Company is seeking to acquire that such a Business Combination is fair to the Company from a financial point of view.

50	Business Opportunities
50.1
To the fullest extent permitted by Applicable Law, no individual serving as a Director or an Officer (“Management”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the

F-26

Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.
50.2
Except as provided elsewhere in this Article, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and Management, about which a Director and/or Officer who is also a member of Management acquires knowledge.

50.3
To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

F-27

Annex G
FORM OF PROPOSED CONSTITUTIONAL DOCUMENT
THE COMPANIES (JERSEY) LAW 1991
PUBLIC PAR VALUE COMPANY LIMITED BY SHARES
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
WALDENCAST PLC
COMPANY NUMBER: [ ]
(ADOPTED UPON CONTINUANCE INTO JERSEY ON [ ] 2021)

THE COMPANIES (JERSEY) LAW 1991
PUBLIC PAR VALUE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION
OF
WALDENCAST PLC
1	The name of the Company is Waldencast plc.
2	The Company is a public par value company limited by shares.
3	The Company is to be of unlimited duration.
4	The liability of each Member is limited to the amount unpaid on such Member's shares.
5
The authorised share capital of the Company is US$[•] divided into [•] Class A ordinary shares of a par value of US$0.0001 each, [•] Class ordinary shares of a par value of US$0.0001 each and [•] Preference Shares of a par value of US$0.0001 each

6	Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

THE COMPANIES (JERSEY) LAW 1991
PUBLIC PAR VALUE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION
OF
WALDENCAST PLC
1	Interpretation
1.1
In these Articles the Standard Table prescribed by the Statute does not apply to the Company and is expressly excluded in its entirety and, unless there is something in the subject or context inconsistent therewith:

“Amended and Restated Waldencast Partners LP Agreement”	means the amended and restated limited partnership agreement of Waldencast LP.
“Applicable Law”
means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Articles”	means these articles of association of the Company.
“Audit Committee”	means the audit committee of the Board established pursuant to the Articles, or any successor committee.
“Auditor”	means the person for the time being performing the duties of auditor of the Company.
“Board”	means the board of directors for the time being of the Company or the Directors present or deemed to be present at a duly convened meeting of the Directors at which a quorum is present.
“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in Jersey or New York City.
“Clearing House”
means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary interests/receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction, and includes the DTC Depositary.

“Class A Share”	means a class A ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Class B Share”	means a class B ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Company”	means the above named company.
“Company’s Website”	means the website of the Company and/or its web-address or domain name, if any.
“Compensation Committee”	means the compensation committee of the Board established pursuant to the Articles, or any successor committee.
“Designated Stock Exchange”	means any U.S. national securities exchange on which the securities of the Company are listed for trading, including the Nasdaq Stock Market LLC.
“Directors”	means the directors for the time being of the Company.
“distribution”
in relation to a distribution by the Company means a distribution as defined in the Statute including the direct or indirect transfer of an asset, to or for the benefit of a Member in relation to Shares held by a Member, and whether by means of a purchase of an asset, (unless the context requires otherwise) the redemption or other acquisition of Shares, a distribution of indebtedness or otherwise, and includes a Dividend.

“Disqualified Decision”	has the meaning given to it by Article 28.2.

“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.
“DTC”	means the Depositary Trust Company or any successor corporation.
“DTC Depositary”
means Cede & Co. and/or any other custodian, depositary or nominee of DTC which holds Shares under arrangements that facilitate the holding and trading of beneficial interests in such Shares in the DTC System.

“DTC Proxy”
means, in relation to any Shares held by the DTC Depositary, any person who is, for the purposes of any general meeting or resolution, appointed a proxy (whether by way of instrument of proxy, power of attorney, mandate or otherwise) by:

(a) the DTC Depositary; or
(b) a proxy, attorney or other agent appointed by any other person whose authority is ultimately derived (whether directly or indirectly) from the DTC Depositary.
“DTC System”	means the electronic system operated by DTC by which title to securities or interests in securities may be evidenced and transferred in dematerialised form.
“Electronic Communication”
Means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.

“Exchange Act”
means the United States Securities Exchange Act of 1934 or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.
“Investor Rights Agreement”
means the Investor Rights Agreement, entered into on [ ] by and among the Company, Cedarwalk Skincare Ltd., Waldencast Long-Term Capital LLC and the guarantor of Cedarwalk Skincare Ltd’s obligations thereunder.

“Member”	has the same meaning as in the Statute.
“Memorandum”	means the memorandum of association of the Company.
“Nominating and Corporate Governance Committee”	means the nominating and corporate governance committee of the Board established pursuant to the Articles, or any successor committee.
“Officer”	means a person appointed by the Directors to hold an office in the Company.
“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or by proxy at a general meeting, and includes a unanimous written resolution.
“Preference Share”	means a preference share of a par value of US$0.0001 in the share capital of the Company.
“Principal Register”	means the Company's principal Register of Members that is maintained in Jersey.
“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated or the context otherwise requires) any branch register.
“Registered Office”	means the registered office for the time being of the Company.
“Seal”	means the common seal of the Company and includes every

duplicate seal.
“Securities and Exchange Commission”	means the United States Securities and Exchange Commission.
“Share”	means a share in the Company and includes a fraction of a share in the Company.
“Special Resolution”	has the same meaning as in the Statute, and includes a unanimous written resolution.
“Statute”	means the Companies (Jersey) Law 1991 and includes regulations and orders made under it.
“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.
“United Kingdom”	means the United Kingdom of Great Britain and Northern Ireland.
“Waldencast LP”	means Waldencast Partners LP, a Cayman Islands exempted limited partnership.
“Waldencast LP Common Units”
means limited partnership units of Waldencast LP that are redeemable at the option of the holder of such units and, if such option is exercised, exchangeable at the option of the Company for Class A Shares or cash in accordance with the terms of the Amended and Restated Waldencast Partners LP Agreement.

1.2	In the Articles:
(a)	words importing the singular number include the plural number and vice versa;
(b)	words importing the masculine gender include the feminine gender;
(c)	words importing persons include corporations as well as any other legal or natural person;
(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form;
(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;
(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;
(g)
any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)
the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing the Articles;
(j)
“present in person” in relation to general meetings of the Company and to meetings of the holders of any class of Shares shall include present by attorney or by proxy or, in the case of a corporate Member, by representative;

(k)
the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect;

(l)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share;
(m)	any reference to:
(i)	rights attaching to any Share;
(ii)	Members having a right to attend and vote at general meetings of the Company;

(iii)	Dividends being paid, or any other distribution of the Company's assets being made, to Members; or
(iv)	interests in a certain proportion or percentage of the issued share capital, or any class of share capital, shall, unless otherwise expressly provided by the Statute, be construed as though any Treasury Shares held by the Company had to be cancelled;
(n)	a Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these Articles or the Statute; and
(o)	references to the Memorandum or the Articles is a reference to the Memorandum or the Articles as amended from time to time.
2	Issue of Shares and other Securities
2.1
Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting), the Articles (including Article 17) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute, the Articles and Applicable Law) vary such rights.

2.2
The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

2.3
The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine.

2.4	The Company shall not issue Shares to bearer.
2.5
The Company may by Special Resolution alter its Memorandum so as to increase its authorised share capital and make all such other alterations and amendments to its share capital as may be permitted by the Statute.

2.6	The share capital of the Company is as specified in the Memorandum and the Shares shall have the rights and are subject to the conditions set out in these Articles.
2.7	The par or nominal value paid up on any Share shall be transferred to a nominal capital account maintained in accordance with the Statute.
2.8	The premium (if any) paid up on any Share shall be transferred to a share premium account maintained in accordance with the Statute.
2.9
Unless otherwise specified in these Articles, a fraction of a Share shall be taken into account in determining the entitlement of a Member in regards to distributions, dividends or on winding up, but a fraction of a Share shall not entitle a Member to a vote in respect thereof.

3	Register of Members
3.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.
3.2
The Directors may determine that the Company shall maintain in any country, territory or place one or more branch registers of Members resident in such country, territory or place and all or any of its other Members in accordance with the Statute. Any branch registers of Members shall not be maintained in the United Kingdom. The Board may (subject to the requirement that no branch register shall be kept in the United

Kingdom) make and vary such regulations as it may think fit in relation to the keeping of any such branch register, including any regulations regarding the transfer of Shares from such branch register to the Principal Register, the transfer of Shares from the Principal Register to such branch register or the inspection of the branch register.
3.3
For so long as the Shares are listed on Nasdaq, all Members shall have their Shares registered on a branch register maintained in the United States of America (the “US Branch Register”) unless the Board otherwise resolves. The Board may take such action as it deems necessary to transfer any Shares from the Principal Register or any other Register of Members to the US Branch Register. Each Director (acting alone) will be deemed to have been appointed as the agent of any Member with Shares registered on any Register of Members other than the US Branch Register with full power to execute, complete and deliver, in the name of and on behalf of the Member, any transfer form or other documents necessary to transfer such Shares from the relevant Register of Members to the US Branch Register. Such appointment is:

(a)	made with effect from the later of (i) the holder becoming the holder of such Shares and (ii) any Share in the Company being listed on Nasdaq; and
(b)	irrevocable for a period of one year thereafter.
3.4
The Register of Members may be in any such form as the Directors may approve, but if it is in magnetic, electronic or other data storage format, the Company must be able to produce legible evidence of its contents. Until the Directors otherwise determine, the magnetic, electronic or other data storage form shall be the original Register of Members.

3.5
The Directors shall, subject always to the Statute and these Articles, have power to implement and/or approve any arrangements they may, in their absolute discretion, determine in relation to the evidencing of title to and transfer of interests in Shares in the form of depositary interests/receipts or similar interests, instruments or securities, and to the extent such arrangements are so implemented, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent with the holding or transfer thereof or the Share represented thereby. The Directors may from time to time take such actions and do such things as they may, in their absolute discretion, determine in relation to the operation of any such arrangements.

4	Closing Register of Members or Fixing Record Date
4.1
For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

4.2
In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

4.3
If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

5	Certificates for Shares
5.1
Subject to the Statute, a Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued either to that Member or Members generally. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed in accordance with the Statutes. The Directors may authorise certificates to be issued with signature(s) or a Seal affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.
5.2
The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

5.3
If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

5.4
Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

5.5
Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time require, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

5.6
For the avoidance of doubt, nothing in these Articles shall require title to any Shares or other securities to be evidenced by a certificate if the Statute (including, for the avoidance of doubt, the Companies (Transfers of Shares – Exemptions) (Jersey) Order 2014) and Exchange Act permit otherwise.

6	Transfer of Shares
6.1
Subject to the terms of the Articles (including Article 17(e)), any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

6.2
Subject to the terms of these Articles, the instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

7	Redemption and Repurchase of Shares
7.1
Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except a redemption of Class B Shares pursuant to Article 17(g), shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares.8

7.2
Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.

7.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.
8	Treasury Shares
8.1
Subject to the terms of an Ordinary Resolution to hold Shares as Treasury Shares as required by the Statute, the Directors may, prior to the purchase or redemption of any Share, determine that such Share shall be held as a Treasury Share.

8.2
The Directors may determine to cancel a Treasury Share, sell a Treasury Share or transfer a Treasury Share on such terms as they determine (including for nil consideration) in accordance with, and subject to, the Statute.

9	Variation of Rights of Shares
9.1
Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class, or with the approval of Special Resolution passed at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person may demand a poll.

9.2
For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

9.3
The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights, or by any purchase or redemption by the Company of its own Shares.

10	Commission on Sale of Shares

The Company may pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

11	Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

12	All shares to be fully paid up
The Company shall not issue any Shares unless such Shares are fully paid.

13	Transmission of Shares
13.1
If a Member dies, the survivor or survivors (where he was a joint holder), or their executor, administrator or legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

13.2
Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

13.3
A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

14	Ordinary Shares
The Class A Shares and Class B Shares shall vote together as a single class on all matters with one vote per share (subject to Articles 10 and 29) and shall rank parri passu in all respects save that;
(a)	the Class B Shares shall not have any economic rights;
(b)	Dividends and other distributions shall not be declared or paid on the Class B Shares;
(c)
in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of Class B Shares shall be entitled to receive the par value of such Class B Shares ratably on a per share basis with the Class A Shares. Other than as set forth in the preceding sentence, the holders of Class B Shares shall not be entitled to receive any assets of the Company in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company;

(d)
in the event of a merger, consolidation or other business combination requiring the approval of Members (whether or not the Company is the surviving entity) or a tender or exchange offer to acquire any Shares by the Company or by any third party pursuant to an agreement which the Company is a party, the holders of Class B Shares shall not be entitled to receive consideration consisting of cash or property (other than stock consideration) in respect of such shares in connection with any such merger, consolidation or other business combination;

(e)
no holder of Class B Shares shall be permitted to transfer Class B Shares other than as part of a concurrent transfer of an equal number of Waldencast LP Common Units made to the same transferee in compliance with the restrictions on transfer contained in the Amended and Restated Waldencast Partners LP Agreement;

(f)	the Company shall not issue additional Class B Shares;
(g)	each holder of a Waldencast LP Common Unit (other than the Company and its subsidiaries) shall, upon the terms and subject to the conditions set forth in the Amended and Restated Waldencast

Partners LP Agreement, be entitled to surrender such Waldencast LP Common Units in exchange for Class A Shares, provided that the aggregate number of Class A Shares issued shall not exceed the number of Waldencast LP Common Units surrendered to Waldencast LP. Concurrently with the issuance of such Class A Shares, an equivalent number of Class B Shares held of record by the applicable holder shall, automatically and without further action on the part of the Company or any holder of Class B Shares, be redeemed for no consideration.
(h)	No holders of Class B Shares shall be entitled to pre-emptive, subscription rights or similar rights.
15	Amendments of Memorandum and Articles of Association and Alteration of Capital
15.1	The Company may by Special Resolution:
(a)
increase its share capital by such sum as the Special Resolution shall prescribe and with such rights, priorities and privileges as may be set out in the Special Resolution, as the Company in general meeting may determine;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;
(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;
(d)	by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum;
(e)	convert its status to that of a no par value company;
(f)
cancel any Shares that at the date of the passing of the Special Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled;

(g)	change its name;
(h)	alter or add to the Articles;
(i)	alter or add to the Memorandum; and
(j)	reduce its share capital or any capital redemption reserve fund.
15.2
All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

16	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine. The Company may not maintain an office or place of business in the United Kingdom, and any resolution or determination by the Directors to that effect shall be invalid and not binding on the Company.

17	General Meetings
17.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.
17.2
An annual general meeting of the Company shall be held at least once in each calendar year in addition to any other meetings which may be held in that year, and such meeting shall be specified as an annual general meeting in the notices calling it. Not more than 18 months shall lapse between the date of one annual general meeting and the next.

17.3	General meetings shall be held at such time and place as the Directors shall appoint.
17.4
The Directors may call general meetings, and they shall on a Members' requisition forthwith proceed to convene an extraordinary general meeting of the Company within 2 months of the date of the deposit of the requisition.

17.5
A Members' requisition is a requisition of Members holding, at the date of deposit of the requisition, not less than 10% in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.

17.6
The Members' requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

17.7
If there are no Directors as at the date of the deposit of the Members' requisition or if the Directors do not within 21 days from the date of the deposit of the Members' requisition duly proceed to convene a general meeting to be held within a further 21 days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said 21 day period.

17.8	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.
17.9
Members seeking to bring business before the annual general meeting or to nominate candidates for appointment as Directors at the annual general meeting must deliver notice to the Registered Office not less than 120 calendar days before the date of the Company's proxy statement released to Members in connection with the previous year's annual general meeting or, if the Company did not hold an annual general meeting the previous year, or if the date of the current year's annual general meeting has been changed by more than 30 days from the date of the previous year's annual general meeting, then the deadline shall be set by the Board with such deadline being a reasonable time before the Company begins to print and send its related proxy materials.

18	Notice of General Meetings
18.1
At least fourteen clear days' notice shall be given of any general meeting, including any general meeting at which a Special Resolution is proposed. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and
(b)
in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety per cent in par value of the Shares giving that right.

18.2
The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

19	Proceedings at General Meetings
19.1	No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person shall be a quorum.
19.2
The Board may resolve to enable persons entitled to attend a general meeting to do so by participation by electronic means and the members participating in person by such means shall be counted in the quorum for and be entitled to speak and vote at the general meeting in question, provided that the chairman of the general meeting is satisfied that the member or members participating by electronic means can be identified and are able to:

(a)
communicate to all other persons attending the meeting, during the meeting, any information or opinions which they have on the business of the meeting and to have communicated to them any information or opinions which any other person attending the meeting may wish to communicate; and

(b)
vote, during the meeting, on any resolution on which they are entitled to vote which is put to the vote at the meeting and that their votes can be taken into account in determining whether or not such resolutions are passed at the same time as the votes of all the other persons attending the meeting

19.3
In the case of any general meeting the Board may, notwithstanding the specification in the notice of the place of the general meeting (the “principal place”) at which the chairman of the meeting shall preside, make arrangements for simultaneous attendance and participation at other places by members and proxies entitled to attend the general meeting but excluded from the principal place under the provisions of this Article. Such arrangements for simultaneous attendance at the meeting may include arrangements regarding the level of attendance at places other than the principal place provided that they shall operate so that any member and proxy excluded from attendance at the principal place is entitled to attend at one of the other places. For the purpose of all other provisions of these Articles any such meeting shall be treated as being held and taking place at the principal place.

19.4
The Board may, for the purpose of facilitating the organisation and administration of any general meeting to which any of the arrangements referred to in Articles 22.3 apply, from time to time make arrangements, whether involving the issue of tickets (on a basis intended to afford to all members and proxies entitled to attend the meeting an equal opportunity of being admitted to the principal place) or the imposition of some random means of selection or otherwise as the Board shall in its absolute discretion consider to be appropriate, and may from time to time vary any such arrangements or make new arrangements in their place and the entitlement of any member or proxy to attend a general meeting at the principal place shall be subject to such arrangements as may be for the time being in force whether stated in the notice convening the meeting to apply to that meeting or notified to the members concerned subsequent to the notice convening the meeting.

19.5
Without prejudice, and in addition, to the powers of the Board under Article 22.2, if it appears to the chairman that the meeting place specified in the notice convening the meeting is inadequate to accommodate all members entitled and wishing to attend, the meeting is duly constituted and its proceedings valid if the chairman is satisfied that adequate facilities are available to ensure that a member who is unable to be accommodated is able:

(a)	to participate in the business for which the meeting has been convened;
(b)	to hear all persons present who speak (whether by the use of microphones, loud-speakers, audio-visual communications equipment or otherwise), whether in the meeting place or elsewhere; and
(c)	to be heard by all other persons present in the same way.
19.6
The Board may make any arrangement and impose any restriction it considers appropriate to ensure the security of a meeting including, without limitation, the searching of a person attending the meeting and the restriction of the items of personal property that may be taken into the meeting place. The Board is entitled to refuse entry to a meeting to a person who refuses to comply with these arrangements.

19.7
The Board may direct that members or proxies wishing to attend any general meeting should provide such evidence of identity and submit to such searches or other security arrangements or restrictions as the Board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to refuse entry to any general meeting to any member or proxy who fails to provide such evidence of identity or to submit to such searches or otherwise to comply with such security arrangements or restrictions or to eject any such member or proxy from any general meeting.

19.8
A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

19.9
If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such meeting a quorum ceases to be present, the meeting, if convened on a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

19.10
The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the Board shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

19.11
If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

19.12
The chairman of the meeting may at any time without the consent of the meeting adjourn any general meeting (whether or not it has commenced or a quorum is present) either indefinitely or to another time or place where it appears to him that the Members wishing to attend cannot conveniently be accommodated in the place appointed for the meeting or where the conduct of persons present prevents or is likely to prevent the orderly continuation of business or where an adjournment is otherwise necessary or desirable so that the business of the meeting may be properly conducted. In addition the chairman of the meeting may with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time (or indefinitely) and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned indefinitely, the time and place for the adjourned meeting shall be fixed by the Board.

19.13
When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

19.14
When a general meeting is postponed for thirty days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed.

19.15	A resolution put to the vote of the meeting shall be decided on a poll.
19.16	A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.
19.17
A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

20	Votes of Members
20.1	Subject to any rights or restrictions attached to any Shares, including as set out at Article 17, every Member present in any such manner shall have one vote for every Share of which he is the holder.
20.2
In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

20.3
A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction regarding capacity, may vote by his curator, committee, receiver, curator bonis, or other person on such Member's behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

20.4
No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

20.5
No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

20.6
Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

20.7
A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

21	Proxies
21.1
The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a body corporate or other non-natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

21.2
The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates and not earlier than 48 hours before the time appointed for the meeting or any adjourned meeting) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote. Unless the Directors otherwise resolve, no account shall be taken of any day or part thereof which is not a “working day” for the purposes of article 96(4B) of the Statute in determining any such 48 hour period.

21.3
The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

21.4
The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

21.5
Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

21.6	A proxy shall have the right to speak at general meetings.

22	DTC Arrangements
22.1
Subject to the Statutes, for the purpose of facilitating the giving of voting instructions for any general meeting by any person who holds, or holds interests in, beneficial interests in Shares that are held and traded in the DTC System:

(a)
each DTC Proxy may appoint (whether by way of instrument of proxy, power of attorney, mandate or otherwise) more than one person as its proxy in respect of the same general meeting or resolution provided that the instrument of appointment shall specify the number of Shares in respect of which the proxy is appointed and only one proxy may attend the general meeting and vote in respect of any one Share;

(b)
each DTC Proxy may appoint (by power of attorney, mandate or otherwise) an agent (including, without limitation, a proxy solicitation agent or similar person) for the purposes of obtaining voting instructions and submitting them to the Company on behalf of that DTC Proxy, whether in hard copy form or electronic form;

(c)
each instrument of appointment made by a DTC Proxy or its agent shall, unless the Company is notified to the contrary in writing at least three hours before the start of the meeting (or adjourned meeting), be deemed to confer on the relevant proxy or agent the power and authority to appoint one or more sub proxies or sub agents or otherwise sub delegate any or all of its powers to any person;

(d)
the Board may accept any instrument of appointment made by a DTC Proxy or its agent as sufficient evidence of the authority of that DTC Proxy or agent or require evidence of the authority under which any such appointment has been made; and

(e)	the Board may, to give effect to the intent of this Article:
(i)
make such arrangements, either generally or in any particular case, as it thinks fit (including, without limitation, making or facilitating arrangements for the submission to the Company of voting instructions on behalf of DTC Proxies, whether in hard copy form or electronic form);

(ii)	make such regulations, either generally or in any particular case, as it thinks fit, whether in addition to, or in substitution for, any other provision of these Articles; and
(iii)
do such other acts and things as it considers necessary or desirable (including, without limitation, approving the form of any instrument of appointment of proxy or agent, whether in hard copy form or electronic form).

22.2
If any question arises at or in relation to a general meeting as to whether any person has been validly appointed as a proxy or agent by a DTC Proxy or its agent to vote (or exercise any other right) in respect of any Shares:

(a)	if the question arises at a general meeting, the question will be determined by the chairman of the meeting in his sole discretion; or
(b)	if the question arises otherwise than at a general meeting, the question will be determined by the Board in its sole discretion.

The decision of the chairman of the meeting or the Board (as applicable), which may include declining to recognise a particular appointment as valid, will, if made in good faith, be final and binding on all persons interested.

23	Corporate Members
23.1
Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person(s) as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person(s) so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member. The Directors or chairperson of the meeting may require a representative of a non-natural person to produce certified copy evidence of their authority to act. Where more than one person is authorised to represent a body corporate and more than one person purports to exercise a power on behalf of that body corporate: if each such person purports to exercise the power in the same way, the power is treated as exercised in that way; and if each such person does not purport to exercise the power in the same way, the power is treated as not exercised.
23.2
If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

24	Directors

There shall be not less than 5 but no more than 15 Directors, the exact number of which shall initially be 9, provided however that the Company may, subject to the Statute, by Ordinary Resolution increase or reduce the limits in the number of Directors, provided that the number of Directors cannot be reduced below 5.

25	Powers of Directors
25.1
Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors. This Article 28.1 is subject to the provisions of Article 28.2.

25.2	Any decision of:
(a)	any meeting of the Directors at which the majority of Directors are physically present in the United Kingdom;
(b)	any meeting of the Directors at which the appointed chairman of the meeting is physically present in the United Kingdom;
(c)	any meeting of the Directors at which a quorum of Directors are present in the United Kingdom;
(d)	any Director acting alone on behalf of the Company while being physically present in the United Kingdom;
(e)
any resolution of the Directors in writing which is signed by a majority of Directors physically present in the United Kingdom at the time of signing or in respect of which the final signature is given by a Director physically present in the United Kingdom at the time of signing; or

(f)	any person or committee to whom the Directors have delegated their powers (including but not limited to any proxies or alternate Directors), which would fall within paragraphs (a) to (e) above,
(each such decision, a “Disqualified Decision”), in each case, shall be invalid and not binding on the Company.
25.3
All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

25.4
The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to their surviving spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

25.5
The Directors may exercise all the powers of the Company to borrow money and to mortgage, create a security interest over or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

26	Appointment and Removal of Directors
26.1
There shall be a minimum number of 5 Directors of the Company provided that (i) at least one of whom shall be resident in Jersey, and (ii) there shall not be a majority of Directors resident (for United Kingdom tax purposes) in the United Kingdom at any one time. The maximum number of Directors appointed at any time shall be 15, and Directors of the Company must be natural persons.

26.2
The Directors shall, at the discretion of the Board, be divided into three classes, Class I Directors, Class II Directors and Class III Directors, such that each class is comprised of (i) an equal number of Directors if the total number of Directors appointed is an even number, or (ii) as close as possible to an equal number of Directors of the total number of Directors appointed is an odd number. The term of the initial Class I Directors assigned at the time of the filing of the Articles shall terminate on the date of the first general meeting of Members held following the date of the adoption of the Articles; the term of the initial Class II Directors assigned at the time of the adoption of the Articles shall terminate on the date of the second general meeting of Members held following the date of the adoption of the Articles; and the term of the initial Class III Directors assigned at the time of the adoption of the Articles shall terminate on the date of the third general meeting of Members held following the date of the adoption of the Articles or, in each case, and subject to the terms of the Investor Rights Agreement, upon such Director’s earlier resignation or removal. At each succeeding general meeting of Members beginning with the first general meeting of Members held following the date of the adoption of the Articles, successors to the class of Directors whose term expires at that general meeting shall be elected for a three-year term and until their successors are duly elected and qualified. If the number of Directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of Directors in each class as nearly equal as possible, and any additional Director of any class elected to fill a vacancy shall hold office for a term that shall coincide with the remaining term of the directors of that class, but in no case shall a decrease in the number of directors shorten the term of any incumbent director. A Director shall hold office until the general meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office, in each case, subject to the terms of the Investor Rights Agreement.

26.3
Subject to the terms of any other agreement between the parties (including any agreement which may grant specific Members a right to appoint Directors, including the Investor Rights Agreement), only the Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director, by the affirmative vote of a majority of the Directors then in office, even if less than a quorum, or by a sole remaining Director, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

27	Vacation of Office of Director
The office of a Director shall be vacated if:
(a)	the Director gives notice in writing to the Company that he resigns the office of Director; or
(b)
the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the Board without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or
(d)	the Director ceases to be a director pursuant to the Statute or is disqualified
(e)	the Director is found to be or becomes of unsound mind; or
(f)
all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

28	Proceedings of Directors
28.1
Subject to Article 28.2, the quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors then in office with at least two persons physically present in Jersey, one of whom must be the Director who is a Jersey resident. In any event, no quorum shall be constituted and any decisions taken shall be void unless at least two Directors are physically present in Jersey, one of whom must be the Director who is Jersey resident. For the avoidance of doubt, regardless of the number of Directors present, in the event that the majority of the Directors are physically present in the United Kingdom at the time of the meeting, no quorum shall be constituted and any decisions taken shall be void. A person who holds office as an alternate Director shall, if their appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if their appointor is not present, count twice towards the quorum. Notwithstanding the foregoing, any decision regarding the transaction of any business of the Company which constitutes a Disqualified Decision shall be invalid and not binding on the Company.

28.2
Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall not have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of their appointer to a separate vote on behalf of their appointer in addition to their own vote. Notwithstanding the foregoing, any decision regarding the transaction of any business of the Company which constitutes a Disqualified Decision shall be invalid and not binding on the Company.

28.3
Meetings of the Directors shall be held at least quarterly, and shall be held only in Jersey. A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. The meeting shall be deemed to be held at the place where the chairman is physically present at the start of the meeting. Notwithstanding the foregoing, any decision regarding the transaction of any business of the Company which constitutes a Disqualified Decision shall be invalid and not binding on the Company.

28.4	If any Director (or alternate Director) participates in a meeting of Directors while physically present in the United Kingdom, then:
(a)
the meeting of the Board may only be for discussion and informational purposes, and the Board may not make any decision regarding the transaction of any business of the Company at the meeting itself; any decision shall instead be made by resolution in writing circulated upon adjournment of the meeting of the Board pursuant to paragraph (c);

(b)	the agenda and minutes of the meeting should confirm that the meeting of the Board is for discussion and informational purposes only; and
(c)	a resolution in writing shall be circulated upon adjournment of the meeting of the Board for execution by the Directors in accordance with Article 31.5.
28.5
Subject to Article 28.2, a resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution (an alternate Director being entitled to sign such a resolution on behalf of their appointor and if such alternate Director is also a Director, being entitled to sign such resolution both on behalf of their appointor and in their capacity as a Director) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held, provided that such resolution is not signed by a majority of Directors who, at the time of signing, are physically present in the United Kingdom. Notwithstanding the foregoing, any decision regarding the transaction of any business of the Company which constitutes a Disqualified Decision shall be invalid and not binding on the Company.

28.6
A Director or alternate Director may, or other Officer on the direction of a Director or alternate Director shall, call a meeting of the Directors by at least ten business days' notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by an individual Director (or their alternate) in respect of themselves only, either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis (save that the reference in Article 44.1 to the Register of Members shall be construed as a reference to the Company's register of Directors).
28.7
The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors or the number of Directors required to hold office pursuant to Article 29.1, the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

28.8
The Directors may elect a chairman of their Board and determine the period for which he is to hold office. At any meeting of the Board, the Directors present may choose one of their number to be chairman of that meeting, provided that the chairman of the meeting must be physically present at the meeting in Jersey. Notwithstanding the foregoing, any decision regarding the transaction of any business of the Company which constitutes a Disqualified Decision shall be invalid and not binding on the Company.

28.9
All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be. This Article 31.9 shall not apply where the defect in appointment, disqualification or lack of entitlement to vote was caused by a breach of the requirements of the Articles relating to a Director's residence or physical presence.

29	Presumption of Assent

A Director or alternate Director who is present at a meeting of the Board at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director or alternate Director who voted in favour of such action.

30	Directors' Interests
30.1
A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

30.2
A Director or alternate Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

30.3
A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

30.4
No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established. A Director or alternate Director who has, directly or indirectly, an interest, including but not limited to, an interest specified in this Article 33.4 or

Articles 33.1 to 33.3 in a transaction entered into or proposed to be entered into by the Company or by a subsidiary of the Company which to a material extent conflicts or may conflict with the interest of the Company and of which the Director or alternate Director is aware, shall disclose to the Company the nature and extent of their interest. Subject to the Statute, a Director (or their alternate Director in their absence) shall be at liberty to vote and count to the quorum in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.
30.5
A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting and counting in the quorum on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

31	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors or alternate Directors present at each meeting.

32	Delegation of Directors' Powers
32.1
The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee). Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

32.2
The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

32.3
The Directors may adopt formal written charters for committees. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles (which may include authority to sub-delegate all or any of the powers so delegated) and as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law). For so long as any class of Shares is listed on the Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

32.4
The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

32.5
The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

32.6
The Directors may appoint such Officers (including, for the avoidance of doubt any secretary or assistance secretary) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to the Statute and to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an Officer may be removed by resolution of the Directors or Members. An Officer may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

32.7
Any delegation of powers under this Article 35 is only valid if the respective board, committee, agency, agent or other person or body acts on behalf of the Company in accordance with the provisions made for the transacting of the business of the Company by the Directors in these Articles (in particular Articles 28 and 31 above). For the avoidance of doubt, any decision regarding the transaction of any business of the Company which constitutes a Disqualified Decision shall be invalid and not binding on the Company.

33	Alternate Directors
33.1
Any Director (but not an alternate Director) may by writing (and with the consent of (i) the Board, and (ii) any Member who has, pursuant to any other agreement between the parties, appointed such Director) appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by them. The requirements relating to a Director's residence and physical presence shall apply mutatis mutandis.

33.2
An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which their appointor is a member, to attend and vote at every such meeting at which the Director appointing them is not personally present, to sign any written resolution of the Directors, and generally to perform all the functions of their appointor as a Director in their absence.

33.3	An alternate Director shall cease to be an alternate Director if their appointor ceases to be a Director.
33.4	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.
33.5
Subject to the provisions of these Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for their own acts and defaults and shall not be deemed to be the agent of the Director appointing them.

34	No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed, a Director is not required to hold Shares.

35	Remuneration of Directors
35.1
The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

35.2
The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

36	Seal
36.1
The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

36.2
The Company may have for use in any place or places outside Jersey a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

36.3
A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in Jersey or elsewhere wheresoever.

37	Dividends, Distributions and Reserve
37.1
Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

37.2
Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

37.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.
37.4
The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

37.5
Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

37.6
The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

37.7
Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

37.8	No Dividend or other distribution shall bear interest against the Company.
37.9
Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company's name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

38	Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company's reserve accounts or funds (including, to the extent permitted by Statute, the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

39	Books of Account
39.1
The Directors shall, in accordance with the Statute, cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account shall be sufficient to show and explain the Company's transactions and shall (i) disclose with reasonable accuracy, at any time, the financial position of the Company at that time; and (ii) enable the Directors to ensure that any accounts prepared by the Company under the Statute comply with the requirements of the Statute. Such books of account must be retained for a minimum period of ten years from the date on which they are prepared.

39.2
The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors.

39.3
The Directors shall, in accordance with the Statute, cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by the Statute.

39.4
The Directors shall deliver to the Registrar of Companies a copy of the accounts of the Company signed on behalf of the Directors by one of them together with a copy of the report thereon by the Auditors prepared in accordance with the Statute.

40	Audit
40.1
The Directors or the Company by Ordinary Resolution shall appoint an Auditor of the Company who shall hold office on such terms as the Directors determine or as stipulated by the Company by Ordinary Resolution in accordance with the Statute.

40.2
Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

40.3	Auditors shall make a report on the accounts of the Company during their tenure in accordance with the Statute and otherwise upon request of the Directors.
40.4
Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

40.5
If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

40.6	Subject to the Statute, the remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).
40.7
If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

41	Notices
41.1
Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

41.2
Subject to the Statute, a notice, a document or information may be sent or supplied by the Company to a Member by being made available on a website. A notice, a document or information sent or supplied by means of a website must be made available in a form, and by a means, that the Company reasonably considers will enable the recipient to read it and to retain a copy of it. If a notice, a document or information is sent or supplied by means of a website, the Company must notify the intended recipient of:

(a)	the presence of the notice, document or information on the website;
(b)	the address of the website and the place on the website where it may be accessed; and
(c)	how to access the notice, document or information.
41.3	Where a notice is sent by:
(a)
courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)
post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in Jersey) following the day on which the notice was posted;

(c)
cable, telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(d)
e-mail or other electronic communication; service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; and

(e)
placing it on the Company’s Website; service of the notice shall be deemed to have been effected at the time the notification given pursuant to Article 44.2 is deemed delivered pursuant to this Article 44.3.

41.4
A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

41.5
Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

42	Winding Up
42.1
If the Company shall be wound up, subject to the Articles (including Article 17), the liquidator (if any) or the Directors shall apply the assets of the Company in satisfaction of creditors' claims in such manner and order as the Directors or such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)
if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company's issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)
if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company's issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

42.2
If the Company shall be wound up the liquidator (if any) or the Directors may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator (if any) or the Directors may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator (if any) or the Directors, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

43	Indemnity and Insurance
43.1
To the fullest extent permitted by the Statute, every Director and Officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default.

Subject to the Statute, no Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.
43.2
The Company shall advance to each Indemnified Person reasonable attorneys' fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

43.3
The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or Officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

44	Financial Year
Unless the Directors otherwise determine, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.
45	Business Opportunities
45.1
To the fullest extent permitted by Applicable Law, no individual serving as a Director or an Officer (“Management”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

45.2
Except as provided elsewhere in this Article, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and Management, about which a Director and/or Officer who is also a member of Management acquires knowledge.

45.3
To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

46	Untraced Members
46.1
The Company shall, subject to the Statute, be entitled to sell the Shares of a Member or the Shares to which a person is entitled by virtue of transmission on death or bankruptcy or otherwise by operation of law if and provided that during the previous period of 12 years no communication has been received by the Company from the Member or the person entitled by transmission or otherwise by operation of law and no cheque or warrant sent by the Company through the post in a pre-paid letter addressed to the Member or to the person entitled by transmission or otherwise by operation of law to the Shares at the address on the Register of Members or otherwise supplied by him pursuant to these Articles or otherwise the last known address given by the Member or the person entitled by transmission or otherwise by operation of law to which cheques and warrants are to be sent has been cashed or other directed payment system has worked and at least three dividends in respect of the Shares in question have become payable and no dividend in respect of those Shares has been claimed.
46.2
To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of the said Shares and such instrument of transfer shall be as effective as if it had been executed by the registered holder of or person entitled by transmission or otherwise by operation of law to such Shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of the sale shall belong to the Company which shall be obliged to account to the former Member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former Member or other person in the books of the Company as a creditor for such amount which shall be a permanent debt of the Company. No trust shall be created in respect of the debt, no interest shall be payable in respect of the debt and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than Shares or the shares of its holding company if any) as the Directors may from time to time determine.

Annex H
FORM OF SUBSCRIPTION AGREEMENT
This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on November 14, 2021, by and between Waldencast Acquisition Corp., a Cayman Islands exempted company limited by shares (“Issuer”), and the undersigned subscriber (the “Investor”).
WHEREAS, this Subscription Agreement is being entered into in connection with (i) the Agreement and Plan of Merger, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Obagi Transaction Agreement”), by and among Issuer, Obagi Merger Sub, Inc., a Cayman Islands exempted company limited by shares and an indirect wholly owned subsidiary of Issuer (“Obagi Merger Sub”), and Obagi Global Holdings Limited, a Cayman Islands exempted company limited by shares (“Obagi”), pursuant to which, among other things, Obagi Merger Sub will merge with and into Obagi, with Obagi as the surviving company in the merger and, after giving effect to such merger, thereby becoming an indirect wholly owned subsidiary of Issuer, on the terms and subject to the conditions therein (the “Obagi Transaction”) and (ii) the Equity Purchase Agreement, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Milk Transaction Agreement” and together with the Obagi Transaction Agreement, the “Transaction Agreements”), by and among Issuer, Obagi Holdco 1 Limited, a limited company incorporated under the laws of Jersey (“Holdco Purchaser”), Waldencast Partners LP, a Cayman Islands exempted limited partnership (“Waldencast LP” and together with the Holdco Purchaser, the “Purchasers”), Milk Makeup LLC, a Delaware limited liability company (“Milk”), and the members of Milk listed on Appendix A to the Milk Transaction Agreement and signatories thereto and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative, agent and attorney-in-fact of the members, pursuant to which, among other things, the Purchasers agree to acquire, and the equityholders of Milk agree to sell, 100% of the equity interests of Milk, on the terms and subject to the conditions therein (the “Milk Transaction” and together with the Obagi Transaction, the “Transaction”;
WHEREAS, prior to the closing of the Transaction (and as more fully described in each of the respective Transaction Agreements), Issuer will migrate and domesticate by way of continuance as a Jersey public limited company and deregister in the Cayman Islands, in accordance with Part 18C of the Companies (Jersey) Law 1991, as amended (“Jersey Companies Law”), and Part XII of Companies Act (As Revised) of the Cayman Islands (the “Cayman Act”), respectively (the “Domestication”);
WHEREAS, in connection with the Transaction, Issuer is seeking commitments from interested investors to purchase, following the Domestication and prior to or substantially concurrently with the closing of the Transaction, ordinary fully paid shares of the Issuer, par value $0.0001 each per share (the “Shares”), in a private placement (the “PIPE Investment”) for a purchase price of $10.00 each per share (the “Per Share Subscription Price”);
WHEREAS, the aggregate purchase price to be paid by the Investor for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount”; and
WHEREAS, substantially concurrently with the execution of this Subscription Agreement and the Transaction Agreements, the Issuer is entering into separate subscription agreements (collectively, the “Other Subscription Agreements”) with certain investors (other than the Investor)(the “Other Investors”).
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and Issuer acknowledges and agrees as follows:
1. Subscription. The Investor hereby irrevocably subscribes for and agrees to purchase from Issuer, and Issuer hereby agrees to issue and sell to the Investor, the number of Shares set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein. The Investor acknowledges and agrees that, as a result of the Domestication, the Shares that will be issued pursuant hereto shall be ordinary fully paid shares in the capital of a Jersey public limited company (and not shares in a Cayman Islands exempted company).
2. Closing. The closing of the sale of the Shares contemplated hereby (the “Closing”) shall occur following the Domestication on a closing date (the “Closing Date”) specified in the Closing Notice (as defined below), and the Closing shall be conditioned upon the prior or substantially concurrent consummation of the Transaction (the closing date of the Transaction, the “Transaction Closing Date”). Upon delivery of written notice from (or on behalf of) Issuer to the Investor (the “Closing Notice”), that Issuer reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on an expected Transaction Closing Date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor and containing the wire instructions for delivery of the Subscription Amount to the Issuer, the Investor shall deliver the Subscription Amount three (3) business days prior to the expected closing date specified in the Closing Notice (or such other date agreed to in writing by Issuer), by wire transfer of U. S. dollars in immediately available funds to the account(s) specified by Issuer in the Closing Notice. On the Closing Date, Issuer shall issue the Shares to the Investor and subsequently cause the Shares to be registered in book entry form in the name of the Investor (or his, her or its nominee in accordance with his, her or its delivery instructions) on Issuer’s share register. For purposes of this Subscription Agreement, “business day” shall mean any day, other than a Saturday, a Sunday or other day on which commercial banks in New York, New York, governmental authorities in the Cayman Islands or commercial banks in Jersey, are authorized or required by law to close. Prior to or at the Closing Date, the Investor shall deliver to Issuer a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. In the event the Transaction Closing Date does not occur within three (3) business days after the expected closing date specified in the Closing Notice, the Subscription Amount will promptly (but not later than two (2) business days thereafter) be returned to the Investor by wire transfer of U.S. dollars in immediately available funds to the account specified by the Investor, and any book-entries for the Shares shall be deemed repurchased and cancelled; provided that, unless this Subscription Agreement has been terminated pursuant to Section 9 hereof, such return of funds shall not terminate this Subscription Agreement and the Investor shall remain obligated (i) to redeliver funds to Issuer following Issuer’s delivery to the Investor of a new Closing Notice and (ii) to consummate the Closing immediately prior to or substantially concurrently with the consummation of the Transaction.
3. Closing Conditions. The obligation of the parties hereto to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement is subject to the following conditions:
(a) there shall not be in force any injunction or order issued by any governmental authority enjoining or prohibiting the issuance and sale of the Shares under this Subscription Agreement;
(b) all conditions precedent to the closing of the Transaction as set forth in each of the Transaction Agreements shall have been satisfied or waived by the party who is the beneficiary of such condition(s) in such Transaction Agreement (for the avoidance of doubt, a waiver of the following conditions precedent in any Transaction Agreement shall not be a condition to the Investors obligations hereunder (A) those conditions that by their nature may only be satisfied at the closing of the Transaction, but subject to the satisfaction or waiver of such conditions as of the Closing and (B) the condition pursuant to Section 9.3(c) of each Transaction Agreement);
(c) solely with respect to the Investor’s obligation to close, the Specified Representations (as defined below) made by Issuer in this Subscription Agreement shall be true and correct as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct as of such date) except for inaccuracies or the failure of such representations and warranties to be true and correct that (without giving effect to any limitation as to “materiality” or “Issuer Material Adverse Effect” (as defined below) or another similar materiality qualification set forth herein), individually or in the aggregate, would not reasonably be expected to have an Issuer Material Adverse Effect. As used herein, “Specified Representations” means those set forth in Section 5 other than Section 5(e);
(d) solely with respect to Issuer’s obligation to close, the representations and warranties made by the Investor in this Subscription Agreement shall be true and correct as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct as of such date) except for inaccuracies or the failure of such representations and warranties to be true and correct that (without giving effect to any limitation as to “materiality” or “Investor Material Adverse Effect” (as defined below) or another similar materiality qualification set forth herein), individually or in the aggregate, would not reasonably be expected to have an Investor Material Adverse Effect; and
(e) solely with respect to Issuer’s obligation to close, the Investor shall have wired the Subscription Amount in accordance with Section 2 of this Subscription Agreement and otherwise performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by he, she or it at or prior to the Closing Date.

4. Further Assurances. At or prior to the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.
5. Issuer Representations and Warranties. Issuer represents and warrants to the Investor, as of the date hereof, that (provided that no representation or warranty by Issuer shall apply to any statement or information in the SEC Reports (as defined below) that relates to the topics referenced in the SEC Guidance (as defined below), nor shall any correction, amendment or restatement of Issuer’s financial statements due wholly or in part to the SEC Guidance or any other accounting matters, nor any other effects that relate to or arise out of, or are in connection with or in response to, any of the foregoing or any changes in accounting or disclosure related thereto, be deemed to be a breach of any representation or warranty by Issuer):
(a) As of the date hereof and prior to the Domestication, Issuer is an exempted company limited by shares duly incorporated, validly existing and in good standing under the laws of the Cayman Islands (to the extent such concept exists in such jurisdiction). Issuer has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. As of the Closing Date, following the Domestication, Issuer will be duly incorporated, validly existing as a company and in good standing under Jersey Companies Law (to the extent such concept exists in such jurisdiction), with all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.
(b) As of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly authorized and issued, fully paid and non-assessable, and will not have been issued in violation of or subject to any preemptive or similar rights created under Issuer’s organizational documents (as in effect at such time of issuance) or under the Jersey Companies Law.
(c) This Subscription Agreement has been duly authorized, executed and delivered by Issuer and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement is enforceable against Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.
(d) Assuming the accuracy of the Investor’s representations and warranties in Section 6, the issuance and sale by Issuer of the Shares pursuant to this Subscription Agreement will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Issuer or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Issuer or any of its subsidiaries is a party or by which Issuer or any of its subsidiaries is bound or to which any of the property or assets of Issuer is subject that would reasonably be expected to have a material adverse effect on the ability of Issuer to consummate the issuance and sale of the Shares (an “Issuer Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of Issuer; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Issuer or any of its properties that would reasonably be expected to have an Issuer Material Adverse Effect.
(e) As of their respective filing dates, or, if amended, as of the date of such amendment, which shall be deemed to supersede such original filing, all reports filed by Issuer with the U.S. Securities and Exchange Commission (the “SEC”, and the reports, the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder as of the date of such filing (as amended, as applicable). None of the SEC Reports filed under the Exchange Act included, when filed or, if amended, as of the date of such amendment, which shall be deemed to supersede such original filing, any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that the Issuer makes no such representation or warranty with respect to any registration statement or any proxy statement/prospectus to be filed by the Issuer with respect to the Transaction or any other information relating to Obagi, Milk or any of their respective affiliates included in any SEC Report or filed as an exhibit thereto. There are no material outstanding or unresolved comments in comment letters received by Issuer from the SEC with respect to any of the SEC Reports. Notwithstanding the foregoing, this representation and warranty shall not apply to any statement or information in the SEC Reports that relates to changes to historical accounting policies of Issuer in connection with any order, directive, guideline, comment or recommendation from the SEC that is applicable to Issuer or the Issuer’s auditor or accountant (collectively, the “SEC Guidance”), nor shall any correction, amendment or restatement of Issuer’s financial statements due to the SEC Guidance result in a breach of any representation or warranty by Issuer.
(f) Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6 of this Subscription Agreement, Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the issuance of the Shares pursuant to this Subscription Agreement, other than (i) filings with the SEC, (ii) in connection with or as a result of the SEC Guidance, (iii) filings required by applicable state securities laws, (iv) the filings required in accordance with Section 13 of this Subscription Agreement; (v) those required by Nasdaq Stock Market LLC (“Nasdaq”), as applicable, including with respect to obtaining approval of Issuer’s stockholders, and (vi) the failure of which would not be reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect.
(g) As of the date hereof, the authorized share capital of Issuer consists of 500,000,000 Class A ordinary shares, par value $0.0001 per share (“Class A Shares”), 50,000,000 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), and 5,000,000 preference shares, par value $0.0001 per share (“Preferred Shares”). As of the date hereof: (i) 34,500,000 Class A Shares (including those underlying Issuer’s units), 8,625,000 Class B Shares and no Preferred Shares were issued and outstanding; and (ii) 17,433,333 warrants, each exercisable to purchase one (1) Class A Share at $11.50 per share (“Warrants”), were issued and outstanding, including 11,500,000 public warrants (including those underlying Issuer’s units) and 5,933,333 private placement warrants. No Warrants are exercisable on or prior to the Closing.
(h) The Issuer is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have an Issuer Material Adverse Effect. As of the date hereof, Issuer has not received any written communication from a governmental authority that alleges that Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters or communications arise from or relate to the SEC Guidance and, in such case, such matters or communications shall not constitute a breach of any representation or warranty by Issuer.
(i) Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6 of this Subscription Agreement, no registration under the Securities Act of 1933, as amended (the “Securities Act”), is required for the offer and sale of the Shares by Issuer to the Investor.
(j) Neither Issuer nor any person acting on its behalf has offered or sold the Shares by any form of general solicitation or general advertising in violation of the Securities Act.
(k) As of the date hereof, the issued and outstanding Class A Shares of Issuer are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq or such other applicable stock exchange on which Issuer’s or its successor’s common stock is then listed. There is no suit, action, proceeding or investigation pending or, to the knowledge of Issuer, threatened against Issuer by Nasdaq or such other applicable stock exchange on which Issuer’s or its successor’s common stock is then listed or the SEC with respect to any intention by such entity to deregister the Shares or prohibit or terminate the listing of the Shares on Nasdaq or such other applicable stock exchange on which Issuer’s or its successor’s common stock is then listed, excluding, for the purposes of clarity, the customary ongoing review by Nasdaq or such other applicable stock exchange on which Issuer’s or its successor’s common stock is then listed in connection with the Transaction, Issuer has taken no action that is designed to terminate the registration of its Class A Shares under the Exchange Act.
(l) Concurrently with the execution and delivery of this Agreement, Issuer is entering into the Other Subscription Agreements providing for the sale of an aggregate of 10,500,000 Shares for an aggregate purchase price of $105,000,000 (including the Shares purchased and sold under this Subscription Agreement). The Other Subscription Agreements reflect the same purchase price and other terms with respect to the purchase of the Shares that are no more favorable to such Other Purchasers than the terms of this Subscription Agreement and they shall not be amended after the date hereof to provide for terms with respect to the purchase of the Shares that are more favorable to such Other Investors than the terms of this Subscription Agreement, unless such terms are also offered to the Investor.
(m) Issuer is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Shares.
6. Investor Representations and Warranties. The Investor represents and warrants to Issuer, as of the date hereof, that:
(a) If the Investor is a U.S. person (as defined in Regulation S under the Securities Act of 1933, as amended (the “Securities Act”)), the Investor (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Shares only for his, her or its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule A). The Investor is not an entity formed for the specific purpose of acquiring the Shares. If the Investor is not a U.S. person (as defined in Regulation S), the Investor is not within the United States and is not being issued the Shares for the account or benefit of a U.S. person. The Investor further acknowledges that he, she or it is aware that the sale to it is being made in reliance on a private placement exemption from registration under the Securities Act and is acquiring the Shares for his, her or its own account or for an account over which it exercises sole discretion for another qualified institutional buyer or accredited investor.
(b) The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, that the Shares have not been registered under the Securities Act and that Issuer is not required to register the Shares except as set forth in Section 8 of this Subscription Agreement. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act, or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and, in each case, in accordance with any applicable securities laws of the states of the United States and other applicable jurisdictions, and that any certificates or book entries representing the Shares shall contain a restrictive legend to such effect. The Investor acknowledges and agrees that the Shares will be subject to these securities law transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Shares will not immediately be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act, and that the provisions of Rule 144(i) under the Securities Act will apply to the Shares. The Investor acknowledges and agrees that he, she or it has been advised to consult legal, tax and accounting advisors prior to making any offer, resale, transfer, pledge or disposition of any of the Shares.
(c) Assuming the accuracy of Issuer’s representations and warranties in Section 5, the consummation of the transactions contemplated pursuant to this Subscription Agreement, including the Transaction, will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Investor or any of its subsidiaries (if Investor is not an individual) pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Investor or any of its subsidiaries is a party or by which the Investor or any of its subsidiaries is bound or to which any of the property or assets of the Investor is subject that would reasonably be expected to have a material adverse effect on the ability of the Investor to enter into and timely perform Investor’s obligations under this Subscription Agreement (an “Investor Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of the Investor; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Investor or any of its properties that would reasonably be expected to have an Investor Material Adverse Effect.
(d) The Investor acknowledges and agrees that the book-entry position representing the Shares will bear or reflect, as applicable, a legend substantially similar to the following (provided that such legend shall be subject to removal in accordance with Section 8(e) hereof):
“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER THAT THESE SECURITIES MAY NOT BE OFFERED, RESOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF BY THE HOLDER ABSENT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT EXCEPT (I) TO THE ISSUER OR A SUBSIDIARY THEREOF, (II) TO NON-U.S. PERSONS PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT OR (III) PURSUANT TO ANOTHER APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND THE APPLICABLE LAWS OF ANY OTHER JURISDICTION AND, IN THE CASE OF CLAUSE (III), IF SO REQUESTED BY THE ISSUER, UNLESS THE ISSUER RECEIVES AN OPINION OF COUNSEL FROM THE HOLDER IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS.”
(e) The Investor acknowledges and agrees that the Investor is purchasing the Shares from Issuer. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of Issuer, Obagi, Milk, any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of Issuer expressly set forth in Section 5 of this Subscription Agreement.
(f) The Investor acknowledges and agrees that the Investor has received, reviewed and understood the offering materials made available to it in connection with the Transaction and such information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to Issuer, such information regarding the Transaction and the respective business of Obagi, Milk and their respective subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that he, she or it has reviewed Issuer’s filings with the SEC. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers from Obagi and Milk directly and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. The Investor has conducted and completed his, her or its own independent due diligence with respect to the Transaction. Based on such information as such Investor has deemed appropriate, such Investor has independently made his, her or its own analysis and decision to enter into the Transaction. Except for the representations, warranties and agreements of Issuer expressly set forth in the Subscription Agreement, the Investor is relying exclusively on his, her or its own sources of information, investment analysis and due diligence (including professional advice he, she or it may deem appropriate) with respect to the Transaction, the Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of Obagi or Milk, respectively, including but not limited to all business, legal, regulatory, accounting, credit and tax matters.
(g) The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and Issuer, Obagi, Milk or a representative of Issuer, Obagi or Milk, and the Shares were offered to the Investor solely by direct contact between the Investor and Issuer, Obagi, Milk or a representative of Issuer, Obagi or Milk. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the Shares (i) were not offered to the Investor by any form of general solicitation or general advertising and (ii) are not being offered to the Investor in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that he, she or it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, Issuer, Obagi, Milk, any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing), other than the representations and warranties of Issuer contained in Section 5 of this Subscription Agreement, in making his, her or its investment or decision to invest in Issuer.
(h) The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in Issuer’s filings with the SEC. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and, without limiting the representations and warranties of the Issuer in Section 5, the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision. The Investor acknowledges that the Investor shall be responsible for any of the Investor’s tax liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that none of the Issuer, Obagi or Milk has provided any tax advice or any other representation or guarantee regarding the tax consequences of the transactions contemplated by this Subscription Agreement.
(i) Alone, based on his, her or its own independent review or with such professional advice as it deems appropriate, the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares (i) are fully consistent with his, her or its financial needs, objectives and condition, (ii) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to it, (iii) have been duly authorized and approved by all necessary action, (iv) do not and will not violate or constitute a default under its charter, by-laws or other constituent document or under any law, rule, regulation, agreement or other obligation by which it is bound and (v) are a fit, proper and suitable investment for it. The Investor is able to bear the economic risk of a total loss of the Investor’s investment in Issuer. The Investor acknowledges specifically that a possibility of total loss exists.
(j) In making his, her or its decision to purchase the Shares, the Investor has relied solely upon independent investigations made by the Investor and the representations and warranties in Section 5. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of Issuer (other than those representations, warranties, covenants and agreements of Issuer expressly set forth in Section 5 of this Subscription Agreement), or any of his, her or its respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing concerning Issuer, Obagi, Milk, the Transaction, the Transaction Agreements, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares.
(k) The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.
(l) The Investor, if not a natural person, has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation (to the extent such concept exists in such jurisdiction), with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.
(m) The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not a natural person, will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature of the Investor on this Subscription Agreement is genuine, and the signatory, if the Investor is a natural person, has legal competence and capacity to execute the same or, if the Investor is not a natural person, the signatory has been duly authorized to execute the same, and, assuming that this Subscription Agreement constitutes the valid and binding agreement of Issuer, this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
(n) Neither the Investor nor, if the Investor is not a natural person, any of its officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function, is, or for the past five (5) years has been, (i) a person, government, or governmental entity that is the target of economic or financial sanctions requirements, or trade embargoes imposed, administered, or enforced by the U.S. government (including the U.S. Department of the Treasury’s Office of Foreign Assets Control or the U.S. Department of State), the United Nations, the European Union or any individual European Union member state, the United Kingdom, or other governmental authority (collectively, “Sanctions”), to the extent applicable, including (A) a person listed on any list of sanctioned persons maintained by the U.S. Treasury Department’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations, the European Union or any individual European Union member state, the United Kingdom, or other governmental authority, to the extent applicable; (B) a person organized, incorporated, established, located, or resident in Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, or any other country or territory embargoed or subject to comprehensive Sanctions; (C) any person directly or indirectly owned or controlled by any person or persons described in the foregoing clauses (A) and (B); (ii) a Designated National, as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515; or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (together with (i) and (ii), a “Prohibited Investor”). The Investor represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. The Investor also represents that it maintains policies and procedures reasonably designed to ensure compliance with applicable Sanctions, and that for the past five years, the Investor has been in compliance with applicable Sanctions and the BSA/PATRIOT Act, as applicable. The Investor further represents that he, she or it has no knowledge or reason to know that the funds held by the Investor and used to purchase the Shares were illegally derived or obtained, directly or indirectly, from a Prohibited Investor, in violation of Sanctions or the BSA/PATRIOT Act. The Investor further represents that for the past five years, the Investor has not (1) received written or other notice of any actual, alleged or apparent violation of applicable Sanctions or the BSA/PATRIOT Act, as applicable, (2) been a party to or the subject of any pending (or to the Investor’s knowledge, threatened) civil, criminal or administrative actions, suits, demands, investigations, proceedings, settlements or enforcement actions by or before any governmental authority relating to any actual, alleged or apparent violations of applicable Sanctions or the BSA/PATRIOT Act, as applicable, or (3) made any voluntary disclosure to any governmental authority with respect to any actual, alleged or apparent violation of applicable Sanctions of the BSA/PATRIOT Act, as applicable.
(o) If the Investor is or is acting on behalf of (i) an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), (iii) an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement described in clauses (i) and (ii) (each, an “ERISA Plan”), or (iv) an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing clauses (i), (ii) or (iii) but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws,” and together with ERISA Plans, “Plans”), the Investor represents and warrants that (A) he, she or it has not relied on Issuer or any of its affiliates for investment advice or has otherwise acted as the Plan’s fiduciary, with respect to his, her or its decision to acquire and hold the Shares, and none of the parties to the Transaction is or shall at any time be the Plan’s fiduciary with respect to any decision in connection with the Investor’s investment in the Shares; and (B) his, her or its purchase of the Shares will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or any applicable Similar Law.

(p) The Investor has or has commitments to have and, when required to deliver payment to Issuer pursuant to Section 2 above, will have, sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.
(q) The Investor acknowledges that any restatement, revision or other modification of the SEC Reports relating to or arising from the SEC Guidance shall be deemed not material for purposes of this Agreement.
7. No Hedging. The Investor hereby agrees that neither her, she or it, his, her or its controlled affiliates, nor any person or entity acting on his, her or its or his, her or its controlled affiliates’ behalf or pursuant to any understanding with it, shall execute any short sales (as such term is defined in Regulation SHO under the Exchange Act, 17 CFR 242.200) or engage in other hedging transactions of any kind with respect to the Shares during the period from the date of this Subscription Agreement through the Closing (or such earlier termination of this Subscription Agreement). Nothing in this Section 7 shall prohibit any other investment portfolios of Investor that have no knowledge of this Subscription Agreement or of the Investor’s participation in this transaction and have not been informed by the Investor of the Transaction (including Investor’s controlled affiliates and/or affiliates) from entering into any short sales or engaging in other hedging transactions.
8. Registration Rights.
(a) Issuer agrees that, within sixty (60) calendar days following the Closing Date (such deadline, the “Filing Deadline”), Issuer will submit to or file with the SEC a registration statement for a shelf registration on Form S-1 or Form S-3 (if Issuer is then eligible to use a Form S-3 shelf registration) or other appropriate form (the “Registration Statement”), in each case, covering the resale of the Shares acquired by the Investor pursuant to this Subscription Agreement which are eligible for registration (determined as of three (3) business days prior to such submission or filing) (the “Registrable Shares”) and Issuer shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 90th calendar day following the filing date thereof if the SEC notifies Issuer that he, she or it will “review” the Registration Statement and (ii) the 10th business day after the date Issuer is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Deadline”); provided, however, that if such day falls on a Saturday, Sunday or other day that the SEC is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the SEC is open for business; provided further, that Issuer’s obligations to include the Registrable Shares in the Registration Statement are contingent upon the Investor furnishing in writing to Issuer such information regarding the Investor or his, her or its permitted assigns, the securities of Issuer held by the Investor and the intended method of disposition of the Registrable Shares (which shall be limited to non-underwritten public offerings) as shall be reasonably requested by Issuer to effect the registration of the Registrable Shares, and the Investor shall execute such documents in connection with such registration as Issuer may reasonably request that are customary of a selling stockholder in similar situations, including providing that Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement, if applicable, during any customary blackout or similar period or as permitted hereunder; provided that the Investor shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Registrable Shares. Notwithstanding the foregoing, if the SEC prevents Issuer from including any or all of the shares proposed to be registered under a Registration Statement due to limitations on the use of Rule 415 under the Securities Act for the resale of the Shares pursuant to this Section 8 by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Shares as is permitted to be registered by the SEC. In such event, the number of Shares to be registered for each selling stockholder named in such Registration Statement shall be reduced pro rata among all such selling stockholders. In the event Issuer amends the Registration Statement in accordance with the foregoing, Issuer will use its commercially reasonable efforts to promptly file with the SEC one or more registration statements to register the resale of those Registrable Shares that were not registered on the initial Registration Statement, as so amended. In no event shall the Investor be identified as a statutory underwriter in the Registration Statement unless requested by the SEC; provided, that if the SEC requests that the Investor be identified as a statutory underwriter in the Registration Statement, the Investor will have an opportunity to withdraw the Investor’s Shares from the Registration Statement.
(b) For as long as the Investor holds Shares, Issuer will use commercially reasonable efforts to file all reports for so long as the condition in Rule 144(c)(1) (or Rule 144(i)(2), if applicable) under the Securities Act is required to be satisfied, and provide all customary and reasonable cooperation, necessary to enable the undersigned to resell the Shares pursuant to Rule 144 under the Securities Act (in each case, when Rule 144 under the Securities Act becomes available to the Investor). Any failure by Issuer to file the Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Deadline shall not otherwise relieve Issuer of its obligations to file or effect the Registration Statement as set forth above in this Section 8. In the case of the registration, qualification, exemption or compliance effected by Issuer pursuant to this Subscription Agreement, Issuer shall, upon reasonable request, respond to the Investor as to the status of such registration, qualification, exemption and compliance. For purposes of this Section 8, “Registrable Shares” shall include, as of the date of determination, the subscribed Shares and any other equity security issued or issuable with respect to the subscribed Shares by way of stock split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, and “Investor” shall include any affiliate of the Investor to which the rights under this Section 8 have been duly assigned pursuant to this Subscription Agreement.
(c) At its expense Issuer shall:
(i) except for such times as Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which Issuer determines to obtain, continuously effective with respect to the Investor, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (A) the date the Investor ceases to hold any Registrable Shares, (B) the date all Registrable Shares held by the Investor may be sold without restriction under Rule 144 under the Securities Act, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 under the Securities Act and without the requirement for Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) under the Securities Act, and (C) two (2) years from the date of effectiveness of the Registration Statement. The period of time during which Issuer is required hereunder to keep a Registration Statement effective is referred to herein as the “Registration Period”;
(ii) during the Registration Period, advise the Investor, as expeditiously as possible:
(1) when a Registration Statement or any amendment thereto has been filed with the SEC;
(2) after it shall receive notice or obtain knowledge thereof, of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;
(3) of the receipt by Issuer of any notification with respect to the suspension of the qualification of the Registrable Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and
(4) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading.
Notwithstanding anything to the contrary set forth herein, Issuer shall not, when so advising the Investor of the events described in Section 8(c)(ii), provide the Investor with any material, nonpublic information regarding Issuer other than to the extent that providing notice to the Investor of the occurrence of the events listed in (1) through (4) above constitutes material, nonpublic information regarding Issuer;
(iii) during the Registration Period, use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;
(iv) during the Registration Period, upon the occurrence of any event contemplated in Section 8(c)(ii)(4) above, except for such times as Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;
(v) during the Registration Period, use its commercially reasonable efforts to cause all Registrable Shares to be listed on each securities exchange or market, if any, on which the shares of Class A common stock issued by Issuer have been listed;
(vi) during the Registration Period, if requested by the Investor, use its commercially reasonable efforts to allow the Investor to review disclosure regarding the Investor in the Registration Statement; and
(vii) during the Registration Period, otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Investor, consistent with the terms of this Subscription Agreement, in connection with the registration of the Registrable Shares.
(d) Notwithstanding anything to the contrary in this Subscription Agreement, Issuer shall be entitled to delay the filing or effectiveness of, or suspend the use of, the Registration Statement if it determines (i) that in order for the Registration Statement not to contain a material misstatement or omission, (x) an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, (y) the negotiation or consummation of a transaction by Issuer or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event Issuer’s board of directors reasonably believes would require additional disclosure by Issuer in the Registration Statement of material information that Issuer has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of Issuer’s board of directors to cause the Registration Statement to fail to comply with applicable disclosure requirements, or (z) in the good faith judgment of the majority of the members of Issuer’s board of directors, such filing or effectiveness or use of such Registration Statement, would be seriously detrimental to Obagi or Milk and the majority of the members of Issuer’s board of directors concludes as a result that it is essential to defer such filing, or (ii) to delay the filing or initial effectiveness of, or suspend use of, a Registration Statement and such delay or suspension arises out of, or is a result of, or is related to or is in connection with the SEC Guidance or other accounting matters, or any related disclosure or other matters (each such circumstance, a “Suspension Event”); provided, however, that Issuer may not delay or suspend the Registration Statement on more than three (3) occasions or for more than ninety (90) consecutive calendar days, or more than one hundred twenty (120) total calendar days in each case during any twelve-month period. Upon receipt of any written notice from Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made, in the case of the prospectus) not misleading, the Investor agrees that (i) he, she or it will immediately discontinue offers and sales of the Registrable Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144 under the Securities Act) until the Investor receives copies of a supplemental or amended prospectus (which Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by Issuer that he, she or it may resume such offers and sales and (ii) he, she or it will maintain the confidentiality of any information included in such written notice delivered by Issuer unless otherwise required by law or subpoena. If so directed by Issuer, the Investor will deliver to Issuer or, in the Investor’s sole discretion destroy, all copies of the prospectus covering the Registrable Shares in the Investor’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Shares shall not apply (A) to the extent the Investor is required to retain a copy of such prospectus (1) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (2) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up.
The Investor may deliver written notice (an “Opt-Out Notice”) to Issuer requesting that the Investor not receive notices from Issuer otherwise required by this Section 8(d); provided, however, that the Investor may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from the Investor (unless subsequently revoked), (i) Issuer shall not deliver any such notices to the Investor and the Investor shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to the Investor’s intended use of an effective Registration Statement, the Investor will notify Issuer in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 8(d)) and the related suspension period remains in effect, Issuer will so notify the Investor, within one (1) business day of the Investor’s notification to Issuer, by delivering to the Investor a copy of such previous notice of Suspension Event, and thereafter will provide the Investor with the related notice of the conclusion of such Suspension Event promptly following its availability.
(e) Indemnification.
(i) Issuer agrees to indemnify, to the extent permitted by law, the Investor (to the extent the Investor is a seller under the Registration Statement), its directors, officers, partners, managers, members, stockholders, agents, advisors, and each person or entity who controls the Investor (within the meaning of the Securities Act), to the extent permitted by law, against all losses, claims, damages, liabilities and reasonable and documented out of pocket expenses (including reasonable and documented outside attorneys’ fees of one (1) law firm) arising from, in connection with, or relating to any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in light of the circumstances under which they were made) not misleading, except (A) insofar as the same are caused by or contained in any information or affidavit so furnished in writing to Issuer by or on behalf of the Investor expressly for use therein, (B) in connection with any failure of such person to deliver or cause to be delivered a prospectus made available by Issuer in a timely manner, (C) as a result of offers or sales effective by or on behalf of any person by means of a “free writing prospectus” (as defined in Rule 405 under the Securities Act) that was not authorized by Issuer or (D) in connection with any offers or sales effected by or on behalf of Investor in violation of Section 8(d) hereof.
(ii) In connection with any Registration Statement in which the Investor is participating, the Investor shall furnish (or cause to be furnished) to Issuer in writing such information and affidavits as Issuer reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify Issuer, its directors, officers, agents, advisors and each person or entity who controls Issuer (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of the Investor expressly for use therein; provided, however, that the liability of the Investor shall be several and not joint with any other investor and shall be in proportion to and limited to the net proceeds received by the Investor from the sale of Registrable Shares giving rise to such indemnification obligation.
(iii) Any person or entity entitled to indemnification herein shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (B) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one (1) outside counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
(iv) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities.
(v) If the indemnification provided under this Section 8(e) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of the Investor shall be limited to the net proceeds received by the Investor from the sale of Registrable Shares giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 8(d)(i), (ii) and (iii) above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8(e)(v) from any person or entity who was not guilty of such fraudulent misrepresentation.
(f) If the Shares acquired hereunder are either eligible to be sold (i) pursuant to an effective Registration Statement or (ii) without restriction under, and without Issuer being in compliance with the current public information requirements of Rule 144 under the Securities Act, then at the Investor’s request, and subject to the Investor’s execution of customary representation letters, Issuer will reasonably cooperate with Issuer’s transfer agent, such that any remaining restrictive legend set forth on such Shares will be removed in connection with a sale of such shares.
9. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof: (x) upon the earliest to occur of (i) such date and time as both Transaction Agreements are terminated in accordance with their respective terms, (ii) the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, and (iii) the Agreement End Date (as defined in each of the Transaction Agreements, and, for the avoidance of doubt, giving effect to the permitted extension thereof as set forth in the Transaction Agreements) if the Closing has not occurred by such date, or (y) if the conditions to Closing set forth in Section 3 of this Subscription Agreement are not satisfied or waived, or are not capable of being satisfied, on or prior to the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement will not be or are not consummated at the Closing; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. Issuer shall notify the Investor of the termination of the Transaction Agreements promptly after the termination of such agreements. Upon the termination of this Subscription Agreement in accordance with this Section 9, any monies paid by the Investor to Issuer in connection herewith shall be promptly (and in any event within one (1) business day after such termination) returned to the Investor.

10. Trust Account Waiver. The Investor acknowledges that Issuer is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving Issuer and one (1) or more businesses or assets. The Investor further acknowledges that, as described in Issuer’s prospectus relating to its initial public offering dated March 15, 2021, available at www.sec.gov, substantially all of Issuer’s assets consist of the cash proceeds of Issuer’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of Issuer, its public shareholders and the underwriter(s) of Issuer’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to Issuer to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the February Prospectus. For and in consideration of Issuer entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby irrevocably waives any and all right, title and interest, or any claim of any kind he, she or it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement; provided, that nothing in this Section 10 shall be deemed to limit the Investor’s right, title, interest or claim to the Trust Account by virtue of the Investor’s record or beneficial ownership of Class A common stock of Issuer acquired by any means other than pursuant to this Subscription Agreement.
11. Miscellaneous.
(a) Without the prior written consent of Issuer, neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned, other than an assignment to any fund or account managed by the same investment manager as the Investor or an affiliate thereof, subject to, if such transfer or assignment is prior to the Closing, such transferee or assignee, as applicable, executing a joinder to this Subscription Agreement or a separate subscription agreement in substantially the same form as this Subscription Agreement, including with respect to the Subscription Amount and other terms and conditions, provided, that, in the case of any such transfer or assignment, the initial party to this Subscription Agreement shall remain bound by his, her or its obligations under this Subscription Agreement in the event that the transferee or assignee, as applicable, does not comply with his, her or its obligations to consummate the purchase of Shares contemplated hereby. Neither this Subscription Agreement nor any rights that may accrue to Issuer hereunder or any of Issuer’s obligations may be transferred or assigned other than pursuant to the Transaction.
(b) Issuer may request from the Investor such additional information as Issuer may deem necessary to evaluate the eligibility of the Investor to acquire the Shares and in connection with the inclusion of the Shares in the Registration Statement, and the Investor shall provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures. The Investor acknowledges that Issuer may file a copy of this Subscription Agreement with the SEC as an exhibit to a current or periodic report or a registration statement of Issuer.
(c) The Investor acknowledges that Issuer will rely on the acknowledgments, understandings, agreements, covenants, representations and warranties of the Investor contained in this Subscription Agreement. Prior to the Closing, the Investor agrees to promptly notify Issuer if any of the acknowledgments, understandings, agreements, representations and warranties of the Investor set forth herein are no longer accurate. The Investor acknowledges and agrees that each purchase by the Investor of Shares from Issuer will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Investor as of the time of such purchase.
(d) Issuer and the Investor are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.
(e) This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 9 above) except by an instrument in writing, signed by each of the parties hereto and, to the extent required by the applicable Transaction Agreement, Obagi or Milk, as applicable. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties and third party beneficiaries hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.
(f) This Subscription Agreement (including Schedule A hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 8(e) and Section 11(c) with respect to the persons referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.
(g) Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.
(h) If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
(i) Each party shall pay all of its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Subscription Agreement and the transactions contemplated hereby, whether or not such transactions are consummated.
(j) This Subscription Agreement may be executed in one or more counterparts (including by electronic mail or in .pdf or by DocuSign or similar electronic signature) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
(k) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.
(l) All of the representations and warranties contained in this Subscription Agreement shall survive the Closing. All of the covenants and agreements made by each party hereto in this Subscription Agreement shall survive the Closing until the expiration of any statute of limitations pursuant to applicable law or in accordance with their respective terms, if a shorter period.
(m) THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, THE SUPREME COURT OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER

PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 14 OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE.
(n) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY; AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11(n).
12. Non-Reliance and Exculpation. The Investor acknowledges that he, she or it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, Issuer, Obagi or Milk, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of Issuer expressly contained in Section 5 of this Subscription Agreement, in making his, her or its investment or decision to invest in Issuer. The Investor acknowledges and agrees that none of (i) any other investor pursuant to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares (including the Investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (ii) any other party to the Transaction Agreements (other than Issuer), or (iii) any affiliates, or any control persons, officers, directors, employees, partners, agents or representatives of any of Issuer, Obagi, Milk or any other party to the applicable Transaction Agreements (other than Issuer) shall be liable (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Investor, Obagi, Milk or any other person or entity), whether in contract, tort or otherwise, or have any liability or obligation, to the Investor, any person claiming through such Investor, or to any other investor, pursuant to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares, the negotiation hereof or thereof or the subject matter hereof or thereof, or the transactions contemplated hereby or thereby, for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares or the Transaction.
13. Press Releases. Issuer shall, by 9:00 a.m., New York City time, on or before the first business day immediately following the date of this Subscription Agreement, issue one (1) or more press releases or furnish or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, the PIPE Investment, all material terms of the Transaction and any other material, non-public information that Issuer has provided to the Investor at any time prior to the filing of the Disclosure Document. From and after the disclosure of the Disclosure Document, to the knowledge of Issuer, the Investor shall not be in possession of any material, non-public information received from Issuer or any of its officers, directors, employees, agents or advisors. All press releases or other public communications relating to the transactions contemplated hereby between Issuer and the Investor, and the method of the release for publication thereof, shall be subject to the prior approval of (i) Issuer, and (ii) to the extent such press release or public communication references the Investor or his, her or its affiliates or investment advisers by name, the Investor, which approval shall not be unreasonably withheld or conditioned; provided that neither Issuer nor the Investor shall be required to obtain consent pursuant to this Section 13 to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 13. The restriction in this Section 13 shall not apply to the extent the public announcement is required by applicable securities law, any governmental authority or stock exchange rule; provided, that in such an event, the applicable party shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing.
14. Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:
If to the Investor, to the address provided on the Investor’s signature page hereto.
If to Issuer, to:
Waldencast Acquisition Corp. 10 Bank Street, Suite 560, White Plains, NY 10606
Attention:	Tassilo Festetics
Email:	tassilo@waldencast.com

with copies to (which shall not constitute notice), to:
Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001
Attention:	Paul T. Schnell
Gregg Noel
Michael J. Schwartz
Maxim Mayer-Cesiano
Email:	paul.schnell@skadden.com
gregg.noel@skadden.com
michael.schwartz@skadden.com
maxim.mayercesiano@skadden.com
or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.
[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.
Name of Investor:
By:
Name:
Title:

Name in which Shares are to be registered (if different):
Investor’s EIN:
Business Address-Street:
City, State, Zip:
Attn:
Telephone No.:
Facsimile No.:
Number of Shares subscribed for:
Aggregate Subscription Amount: $
State/Country of Formation or Domicile:

Date: , 2021

Mailing Address-Street (if different):
City, State, Zip:
Attn:
Telephone No.:
Facsimile No.:

Price Per Share: $10.00
You must pay the Subscription Amount by wire transfer of U. S. dollars in immediately available funds to the account specified by Issuer in the Closing Notice.
[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, Issuer has accepted this Subscription Agreement as of the date set forth below.
Waldencast Acquisition Corp.

By:
Name:
Title:
Date:   , 2021
[Signature Page to Subscription Agreement]

SCHEDULE A
ELIGIBILITY REPRESENTATIONS OF THE INVESTOR
A.	QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):
☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).
B.	ACCREDITED INVESTOR STATUS
(Please check the applicable subparagraphs):
  1.  ☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2. ☐ We are not a natural person.
Rule 501(a), under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

 ☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

 ☐ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

 ☐ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

 ☐ Any “family office,” as defined in rule 202(a)(11)(g)-1 under the Investment Advisers Act of 1940, as amended, with assets under management in excess of $5,000,000, not formed to acquire the securities offered, and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

 ☐ Any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

 ☐ Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or
☐ Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.
These pages should be completed by the Investor
and constitutes a part of the Subscription Agreement.
[Schedule A to Subscription Agreement]

Annex I
FORM OF AMENDED AND RESTATED
REGISTRATION RIGHTS AGREEMENT
THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [ ], 2021, is made and entered into by and among Waldencast plc, a public limited company incorporated under the laws of Jersey (the “Company”) (formerly known as Waldencast Acquisition Corp., a Cayman Islands exempted company limited by shares prior to its migration and domestication by way of continuance as a public limited company incorporated under the laws of Jersey), Waldencast Long-term Capital LLC, a Cayman Islands limited liability company (the “Sponsor”), certain former shareholders and members, respectively of (i) Obagi Global Holdings Limited, a Cayman Islands exempted company limited by shares (“Obagi”), and (ii) Milk Makeup LLC, a Delaware limited liability company (“Milk”), each as set forth on Schedule 1 hereto (such shareholders and members, collectively, the “Target Holders”), Juliette Hickman, Lindsay Pattison, Zack Werner and Sarah Brown (collectively, the “Director Holders”), and the parties set forth on Schedule 2 hereto (collectively, the “Investor Stockholders” and, collectively with the Sponsor, the Target Holders, the Director Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 or Section 5.10 of this Agreement, the “Holders” and each, a “Holder”).
RECITALS
WHEREAS, the Company, the Sponsor and the Director Holders are party to that certain Registration Rights Agreement, dated as of March 15, 2021 (the “Original RRA”);
WHEREAS, the Company has entered into that certain (i) Agreement and Plan of Merger, dated as of November 15, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Obagi Transaction Agreement”), by and among the Company, Obagi Merger Sub Limited, a Cayman Islands exempted company limited by shares and an indirect wholly owned subsidiary of the Company (“Obagi Merger Sub”), and Obagi, pursuant to which, Obagi Merger Sub merged with and into Obagi, with Obagi surviving the merger as an indirect wholly owned subsidiary of the Company (the “Obagi Transaction”) and (ii) Equity Purchase Agreement, dated as of November 15, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Milk Transaction Agreement” and together with the Obagi Transaction Agreement, the “Transaction Agreements”), by and among the Company, Waldencast Partners LP, a Cayman Islands exempted limited partnership (“Waldencast LP”), Obagi Holdco 1 Limited, Milk Makeup LLC, the members listed therein and the equityholder representative, pursuant to which the equityholders of Milk sold, 100% of the equity interests of Milk to Holdco Purchaser and Waldencast Partners LP (the “Milk Transaction” and together with the Obagi Transaction, the “Transaction”);
WHEREAS, on the date hereof, pursuant to the Transaction Agreements, the Target Holders received shares of the Company’s ordinary shares, par value $0.0001 per share (the “Common Stock”);
WHEREAS, on the date hereof, pursuant to the Transaction Agreements, certain Target Holders received certain equity awards as set forth on Schedule 1, as defined in the respective Transaction Agreements (“Equity Awards”);
WHEREAS, on the date hereof, the Investor Stockholders and certain other investors (such other investors, collectively, the “Third-Party Investor Stockholders”) purchased an aggregate of 10,500,000 shares of Common Stock (the “Investor Shares”) in a transaction exempt from registration under the Securities Act pursuant to the respective Subscription Agreements, each dated as of November 13, 2021, entered into by and between the Company and each of the Investor Stockholders and the Third-Party Investor Stockholders (each, a “Subscription Agreement” and, collectively, the “Subscription Agreements”);
WHEREAS, pursuant to Section 5.5 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) at the time in question, and the Sponsor and the Director Holders are Holders in the aggregate of at least a majority-in-interest of the Registrable Securities as of the date hereof; and
WHEREAS, the Company, the Sponsor and the Director Holders desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS
1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:
“Additional Holder” shall have the meaning given in Section 5.10.
“Additional Holder Common Stock” shall have the meaning given in Section 5.10.
“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer, the President, the Chief Financial Officer or any other principal executive officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (c) the Company has a bona fide business purpose for not making such information public.
“Agreement” shall have the meaning given in the Preamble hereto.
“Block Trade” shall have the meaning given in Section 2.4.1.
“Board” shall mean the Board of Directors of the Company.
“Closing” shall have the meaning given in the Merger Agreement.
“Closing Date” shall have the meaning given in the Merger Agreement.
“Commission” shall mean the Securities and Exchange Commission.
“Common Stock” shall have the meaning given in the Recitals hereto.
“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.
“Competing Registration Rights” shall have the meaning given in Section 5.7.
“Demanding Holder” shall have the meaning given in Section 2.1.4.
“Director Holders” shall have the meaning given in the Preamble hereto.
“Equity Awards” shall have the meaning given in the Recitals hereto.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.
“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.
“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.
“Holder Information” shall have the meaning given in Section 4.1.2.
“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.
“Investor Shares” shall have the meaning given in the Recitals hereto.
“Investor Stockholders” shall have the meaning given in the Preamble hereto.
“Joinder” shall have the meaning given in Section 5.10.
“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.
“Milk” shall have the meaning given in the Recitals hereto.

“Milk Purchaser” shall have the meaning given in the Recitals hereto.
“Milk Transaction” shall have the meaning given in the Recitals hereto.
“Milk Transaction Agreement” shall have the meaning given in the Recitals hereto.
“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.
“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.
“Obagi” shall have the meaning given in the Recitals hereto.
“Obagi Merger Sub” shall have the meaning given in the Recitals hereto.
“Obagi Transaction” shall have the meaning given in the Recitals hereto.
“Obagi Transaction Agreement” shall have the meaning given in the Recitals hereto.
“Original RRA” shall have the meaning given in the Recitals hereto.
“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.
“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities, including prior to the expiration of any lock-up period applicable to such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter.
“Piggyback Registration” shall have the meaning given in Section 2.2.1.
“Private Placement Warrants” shall mean the warrants held by certain Holders, (i) purchased by such Holders in the private placement that occurred concurrently with the closing of the Company’s initial public offering, and (ii) received by such Holders upon conversion of certain working capital loans concurrently with the closing of the Transaction, in each case, including any shares of Common Stock issued or issuable upon conversion or exchange of such warrants.
“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.
“Registrable Security” shall mean (a) any outstanding shares of Common Stock and any other equity security (including the Private Placement Warrants and any other warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder immediately following the Closing (including any securities distributable pursuant to the Merger Agreement and any Investor Shares); (b) any outstanding shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company acquired by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company; (c) any Additional Holder Common Stock; and (d) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b) or (c) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, amalgamation, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B)(i) such securities shall have been otherwise transferred, (ii) new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.
“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.
“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:
(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;
(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);
(C) printing, messenger, telephone and delivery expenses;
(D) reasonable fees and disbursements of counsel for the Company;
(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration;
(F) the fees and expenses incurred in connection with the listing of any Registrable Securities on each national securities exchange on which the shares of Common Stock are then listed;
(G) the fees and expenses incurred by the Company in connection with any Underwritten Offering, Block Trade, Other Coordinated Offering or other offering involving an Underwriter or a broker, placement agent or sales agent;
(H) in an Underwritten Offering, Block Trade or Other Coordinated Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders participating in the applicable Underwritten Offering, Block Trade or Other Coordinated Offering; and
(I) all expenses with respect to a road show that the Company is obligated to participate in pursuant to the terms of this Agreement.
“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
“Released Securities” shall have the meaning given in Section 2.3.
“Requesting Holders” shall have the meaning given in Section 2.1.5.
“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.
“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.
“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).
“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration, a Block Trade or an Other Coordinated Offering.
“Sponsor” shall have the meaning given in the Preamble hereto.
“Sponsor Member” shall mean a member of Sponsor who becomes party to this Agreement as a Permitted Transferee of Sponsor.

“Subscription Agreement” shall have the meaning given in the Preamble hereto.
“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.
“Target” shall have the meaning given in the Preamble hereto.
“Target Holders” shall have the meaning given in the Preamble hereto.
“Third-Party Investor Stockholders” shall have the meaning given in the Recitals hereto.
“Transaction” shall have the meaning given in the Recitals hereto.
“Transaction Agreements” shall have the meaning given in the Recitals hereto.
“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).
“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.
“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.
“Withdrawal Notice” shall have the meaning given in Section 2.1.6.
ARTICLE II
REGISTRATIONS AND OFFERINGS
2.1 Shelf Registration.
2.1.1 Filing. Within forty five (45) calendar days following the Closing Date, the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) business days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the ninetieth (90th) calendar day following the filing date thereof if the Commission notifies the Company that it will “review” the Registration Statement and (b) the tenth (10th) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.
2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.
2.1.3 Additional Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of such Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such additional Registrable Securities to be so covered twice per calendar year for each of the Sponsor, the Target Holders, the Investor Stockholders and the Director Holders.
2.1.4 Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, the Sponsor, an Investor Stockholder or a Target Holder (any of the Sponsor, an Investor Stockholder or a Target Holder being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $50 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.4.4, the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor, the Investor Stockholders and the Target Holders may each demand not more than two (2) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any twelve (12) month period, for an aggregate of not more than six (6) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any twelve (12) month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.
2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten

Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, the Registrable Securities of (i) first, the Demanding Holders that can be sold without exceeding the Maximum Number of Securities (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Demanding Holders have requested be included in such Underwritten Shelf Takedown) and (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities.
2.1.6 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that the Sponsor, an Investor Stockholder or a Target Holder may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Sponsor, the Investor Stockholders, the Target Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless either (i) such Demanding Holder has not previously withdrawn any Underwritten Shelf Takedown or (ii) such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, if the Sponsor, an Investor Stockholder or a Target Holder elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Sponsor, such Investor Stockholder or such Target Holder, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.
2.2 Piggyback Registration.
2.2.1 Piggyback Rights. Subject to Section 2.4.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) a Block Trade or (vi) an Other Coordinated Offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.
2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:
(a) if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;
(b) if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and
(c) if the Registration or registered offering and Underwritten Shelf Takedown is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.
2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.
2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.
2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriters, each Holder that is (a) an executive officer, (b) a director or (c) Holder in excess of five percent (5%) of the outstanding Common Stock (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders). The provisions of this Section 2.3 shall only be applicable to a Holder if all officers, directors and greater than five percent stockholders of the Company enter into similar agreements. If any provision in this Section 2.3 is waived or terminated with respect to any of the securities of any such officer, director or greater than five percent stockholder (in any such case of waiver or termination, such securities being the “Released Securities”), the restrictive provisions contemplated by this Section 2.3 shall be waived or terminated, as applicable, to the same extent with respect to the same percentage of securities of each Holder as the percentage the Released Securities represent with respect to the securities held by the applicable officer, director or greater than five percent stockholder.
2.4 Block Trades; Other Coordinated Offerings.
2.4.1 Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price reasonably expected to exceed $50 million in the aggregate or (y) with respect to all remaining Registrable Securities held by the Demanding Holder; provided that the total offering price is reasonably expected to exceed $10 million in the aggregate, then such Demanding Holder only needs to notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall use its commercially reasonable efforts to facilitate such

Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.
2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.
2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.
2.4.4 The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).
2.4.5 A Demanding Holder in the aggregate may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2.1.4 hereof.
ARTICLE III
COMPANY PROCEDURES
3.1 General Procedures. In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall:
3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities, which Registration Statement shall include a plan of distribution that includes any method of distribution that a Holder that holds at least three percent (3.0%) of the Registrable Securities registered on such Registration Statement, may reasonably request prior to the filing of such Registration Statement, and use its commercially reasonable efforts to cause such Registration Statement to become effective in accordance with Section 2.1, including filing a replacement Registration Statement, if necessary, and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;
3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;
3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);
3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
3.1.5 cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;
3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;
3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
3.1.8 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);
3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;
3.1.10 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the following cases to the extent customary for a transaction of its type, permit a representative of the Holders (such representative to be selected by a majority of the Holders), the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement or the Prospectus, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;
3.1.11 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters for a transaction of its type as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;
3.1.12 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;
3.1.13 in the event of an Underwritten Offering or a Block Trade, or an Other Coordinated Offering, to the extent reasonably requested by the Underwriter, broker, placement agent or sales agent engaged for such offering, allow the Underwriter, broker, placement agent or sales agent to conduct customary “underwriter’s due diligence” with respect to the Company;
3.1.14 in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;
3.1.15 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);
3.1.16 with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and
3.1.17 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.
Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.
3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders (as well as any attorney, consultants or consultant retained by the Holders under Section 3.1.10).
3.3 Requirements for Participation in Registration Statement in Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that it is necessary to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. In addition, no person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.
3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.
3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.
3.4.2 Subject to Section 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board such Registration, upon the advice of legal counsel, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents. The Company shall as promptly as practical notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.
3.4.3 Subject to Section 3.4.4, (a) during the period starting with the date forty five (45) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date ninety (90) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.
3.4.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, for not more than ninety (90) consecutive calendar days or more than one hundred and twenty (120) total calendar days in each case, during any twelve (12)-month period.
3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell or otherwise dispose of shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION
4.1 Indemnification.
4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors, employees, advisors, representatives, members and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.
4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.
4.1.3 Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim or there may be reasonable defenses available to the indemnified party that are different from or in addition to those available to the indemnifying party, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (and one local counsel in each applicable jurisdiction) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, advisor, agent, representative, member or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.
4.1.5 If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.
ARTICLE V
MISCELLANEOUS
5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: Waldencast plc, 10 Bank Street, Suite 560, White Plains, NY 10606, Attention: Tassilo Festetics or by email: tassilo@waldencast.com, and, if to any Holder, at such Holder’s address, electronic mail address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.
5.2 Assignment; No Third Party Beneficiaries.
5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.
5.2.2 Subject to Section 5.2.4 and Section 5.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees to which it transfers Registrable Securities; provided that with respect to the Target Holders, the Investor Stockholders, the Director Holders and the Sponsor, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that (i) each of the Target Holders shall be permitted to transfer its rights hereunder as the Target Holders to one or more affiliates or any direct or indirect partners, members or equity holders of such Target Holder (it being understood that no such transfer shall reduce or multiply any rights of such Target Holder or such transferees), (ii) each of the Investor Stockholders shall be permitted to transfer its rights hereunder as the Investor Stockholders to one or more affiliates or any direct or indirect partners, members or equity holders of such Investor Stockholder (it being understood that no such transfer shall reduce or multiply any rights of such Investor Stockholder or such transferees) and (iii) the Sponsor shall be permitted to transfer its rights hereunder as the Sponsor to one or more affiliates or any direct or indirect partners, members or equity holders of the Sponsor (including the Sponsor Members), which, for the avoidance of doubt, shall include a transfer of its rights in connection with a distribution of any Registrable Securities held by Sponsor to its members (it being understood that no such transfer shall reduce or multiply any rights of the Sponsor or such transferees).
5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.
5.2.4 This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2.
5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement, including the joinder in the form of Exhibit A attached hereto). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.
5.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.
5.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK
5.5 TRIAL BY JURY. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.
5.6 Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of the Sponsor so long as the Sponsor and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of each Investor Stockholder so long as such Investor Stockholder and its respective affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of each Target Holder so long as such Target Holder and its respective affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.
5.7 Other Registration Rights. Other than (i) the Third-Party Investor Stockholders who have registration rights with respect to their Investor Shares pursuant to their respective Subscription Agreements and (ii) as provided in the Warrant Agreement, dated as of March 15, 2021, between the Company and Continental Stock Transfer & Trust Company, the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. The Company hereby agrees and covenants that it will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder without (a) the prior written consent of (i) the Sponsor, for so long as the Sponsor and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company, (ii) an Investor Stockholder, for so long as such Investor Stockholder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company, and (iii) a Target Holder, for so long as such Investor Stockholder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company; or (b) granting economically and legally equivalent rights to the Holders hereunder such that the Holders shall receive the benefit of such more favorable or senior terms and/or conditions. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail; for the avoidance of doubt, in the event of any conflict, this Agreement shall supersede Section 8 of the Subscription Agreement of any Holder that is party to such Subscription Agreement with respect to such Holder’s Investor Shares.
5.8 Term. This Agreement shall terminate on the earlier of (a) the tenth (10th) anniversary of the date of this Agreement and (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.
5.9 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.
5.10 Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 5.2 hereof, subject to the prior written consent of each of the Sponsor, each Investor Stockholder and each Target Holder (in each case, so long as such Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company), the Company may make any person or entity who acquires Common Stock or rights to acquire Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.
5.11 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.
5.12 Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RRA shall no longer be of any force or effect.
[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
COMPANY:

WALDENCAST plc
a public limited company incorporated under the laws of Jersey

By:
Name:
Title:

HOLDERS:

WALDENCAST LONG-TERM CAPITAL LLC
a Cayman Islands limited liability company

By:
Name:
Title:

[Entity Target Holders]
a [•]

By:
Name:
Title:

[Individual Target Holders]

[Entity Investor Stockholder]
a [•]

By:
Name:
Title:

[Individual Investor Stockholders]
[Signature Page to Amended and Restated Registration Rights Agreement]

Schedule 1
Target Holders
[TO COME]

Schedule 2
Investor Stockholders
[TO COME]

Exhibit A
REGISTRATION RIGHTS AGREEMENT JOINDER
The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [•], 2021 (as the same may hereafter be amended, the “Registration Rights Agreement”), among Waldencast plc, a public limited company incorporated under the laws of Jersey (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.
By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein.
Accordingly, the undersigned has executed and delivered this Joinder as of the     day of      , 20  .

Signature of Stockholder

Print Name of Stockholder
Its:
Address:

Agreed and Accepted as of
      , 20
Waldencast plc
By:
Name:
Its:

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of directors and officers.
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The Cayman Constitutional Documents provided for indemnification of Waldencast’s officers and directors, including for any liability incurred in their capacities as such, except through their own actual fraud or willful default.
Waldencast has entered into agreements with Waldencast’s officers and directors to provide contractual indemnification in addition to the indemnification provided for in the Cayman Constitutional Documents. Waldencast has purchased a policy of directors’ and officers’ liability insurance that insures Waldencast’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against Waldencast’s obligations to indemnify Waldencast’s officers and directors.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, Waldencast has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 21. Exhibits and Financial Statements Schedules.
(a) Exhibits.
Exhibit Number	Description
2.1+
Agreement and Plan of Merger, dated as of November 15, 2021, by and among the Registrant, Obagi Merger Sub, Inc. and Obagi Global Holdings Limited (included as Annex A to the proxy statement/prospectus).

2.2+
Equity Purchase Agreement, dated as of November 15, 2021, by and among the Registrant, Waldencast Partners LP, Obagi Holdco 1 Limited, Milk Makeup LLC, the members of Milk Makeup LLC and Shareholder Representative Services LLC, as Equityholder Representative (included as Annex B to the proxy statement/prospectus).

3.1	Amended and Restated Memorandum and Articles of Association of Waldencast Acquisition Corp (included as Annex F to the proxy statement/prospectus).
3.2	Form of Memorandum and Articles of Association of Waldencast plc, to become effective upon Domestication (included as Annex G to the proxy statement/prospectus).
4.1(1)	Specimen Unit Certificate of Waldencast Acquisition Corp.
4.2(2)	Specimen Class A Ordinary Share Certificate of Waldencast Acquisition Corp.
4.3(3)	Specimen Warrant Certificate of Waldencast Acquisition Corp.
4.4(4)	Warrant Agreement, dated March 15, 2021, between the Registrant and Continental Stock Transfer & Trust Company, as warrant agent.
4.5**	Specimen Class A Ordinary Share Certificate of Waldencast plc.
5.1	Form of Opinion of Maples and Calder as to the validity of the Waldencast plc Ordinary Shares.
5.2**	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the validity of the Waldencast plc Warrants.
8.1**	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
10.1
Sponsor Support Agreement, dated November 15, 2021, by and among Waldencast Long-Term Capital LLC, the Registrant, certain directors of the Registrant and Obagi Global Holdings Limited (included as Annex C to the proxy statement/prospectus).

10.2	Sponsor Support Agreement, dated November 15, 2021, by and among Waldencast Long-Term Capital LLC, the Registrant and Milk Makeup LLC (included as Annex D to the proxy statement/prospectus).

Exhibit Number	Description
10.3	Stockholder Support Agreement, dated November 15, 2021, by and among the Registrant, Cedarwalk Skincare Ltd. and Obagi Global Holdings Limited (included as Annex E to the proxy statement/prospectus).
10.4(5)	Form of Subscription Agreement, by and between the Registrant and the undersigned subscriber party thereto.
10.5(5)
Form of Amended and Restated Registration Rights Agreement, by and among Waldencast plc, Waldencast Long-Term Capital LLC, certain former shareholders of Obagi Global Holdings Limited and certain former members of Milk Makeup LLC.

10.6(4)	Letter Agreement, dated March 15, 2021, among the Registrant, Waldencast Long-Term Capital LLC and the Registrant’s officers and directors.
10.7(4)	Investment Management Trust Agreement, dated March 15, 2021, between the Registrant and Continental Stock Transfer & Trust Company, as trustee.
10.8(4)	Administrative Services Agreement, dated March 15, 2021, between the Registrant and Waldencast Long-Term Capital LLC.
10.9(4)	Sponsor Warrants Purchase Agreement, dated March 15, 2021, between the Registrant and Waldencast Long-Term Capital LLC.
10.10(4)	Indemnity Agreement, dated March 15, 2021, between the Registrant and Michel Brousset.
10.11(4)	Indemnity Agreement, dated March 15, 2021, between the Registrant and Felipe Dutra.
10.12(4)	Indemnity Agreement, dated March 15, 2021, between the Registrant and Cristiano Souza.
10.13(4)	Indemnity Agreement, dated March 15, 2021, between the Registrant and Hind Sebti.
10.14(4)	Indemnity Agreement, dated March 15, 2021, between the Registrant and Sarah J. Brown.
10.15(4)	Indemnity Agreement, dated March 15, 2021, between the Registrant and Juliette Hickman.
10.16(4)	Indemnity Agreement, dated March 15, 2021, between the Registrant and Lindsay Pattison.
10.17(4)	Indemnity Agreement, dated March 15, 2021, between the Registrant and Zack Werner.
10.18**	Indemnity Agreement, dated August 17, 2021, between the Registrant and Tassilo Festetics.
10.19(6)	Promissory Note, dated January 12, 2021, issued to Waldencast Long-Term Capital LLC.
10.20**	Promissory Note, dated August 18, 2021, issued to Waldencast Long-Term Capital LLC.
10.21**	Milk Makeup LLC Appreciation Rights Plan.
10.22**	Obagi Global Holdings Limited 2021 Stock Incentive Plan.
10.23**	Form of Share Options Agreement under the Obagi Global Holdings Limited 2021 Stock Incentive Plan.
10.24**	Form of Restricted Stock Issuance Agreement under the Obagi Global Holdings Limited 2021 Stock Incentive Plan.
10.25(7)	Forward Purchase Agreement, dated February 22, 2021, by and among the Registrant, Waldencast Long-Term Capital LLC and Dynamo Master Fund.
10.26(8)	Forward Purchase Agreement, dated March 1, 2021, between the Registrant and Beauty Ventures LLC.
10.27(9)	Assignment, Assumption and Joinder Agreement to the Forward Purchase Agreement, dated December 20, 2021, between Waldencast Long-Term Capital LLC and Burwell Mountain Trust.
10.28**	Form of Investor Rights Agreement, by and among Waldencast plc, Cedarwalk Skincare Ltd., Waldencast Long-Term Capital LLC and the guarantor of Cedarwalk Skincare Ltd.’s obligations thereunder.
10.29**+
Financing Agreement, dated as of March 16, 2021, by and among Obagi, Obagi Holdco, Obagi Cosmeceuticals, the subsidiary guarantors party thereto, the lenders from time to time party thereto and TCW Asset Management Company LLC.

10.30**†	Distribution Services Agreement, dated as of June 27, 2018, by and between Boxout, LLC (f/k/a WBC Group, LLC) and Obagi Cosmeceuticals LLC.
10.31**†
Distribution Agreement, dated as of October 19, 2018, by and between Obagi Cosmeceuticals LLC and Gevie, Inc., and amended as of January 27, 2022, by and among Obagi Cosmeceuticals LLC, Gevie, Inc. and LEMED, Inc.

10.32**†
Form of Milk Makeup Terms Agreement, dated as of September 1, 2015, as amended July 1, 2017, January 9, 2019, January 1, 2020, and February 26, 2021, by and between Milk Makeup LLC and Sephora USA, Inc.

Exhibit Number	Description
10.33**†	Form of Milk Makeup Vendor Agreement, dated as of May 16, 2019, and amended as of March 25, 2021, by and between Milk Makeup LLC and Sephora Beauty Canada, Inc.
10.34**†	Form of Exclusive Distribution Agreement, dated as of July 1, 2020, by and between Milk Makeup LLC and Sephora Middle East FZE.
10.35**†	Form of Exclusive Distribution Agreement, dated as of January 20, 2021, by and between Milk Makeup LLC and Sephora Australia Pty Ltd.
10.36†	Form of Exclusive Distribution Agreement, dated as of June 19, 2019, and amended as February 26, 2021, by and between Milk Makeup LLC and Sephora S.A.S.
10.37**	Indemnity Agreement, dated December 16, 2021, between the Registrant and Aaron Chatterley.
10.38†	Master Services Agreement, dated as of July 13, 2017, by and between Milk Makeup LLC and .com Distribution Corp.
10.39**†	Master Services Agreement and Statement of Work Addendum, dated as of July 10, 2020 by and between Milk Makeup LLC and .com Distribution.
10.40**†	Amendment to Milk Makeup Terms Agreement, dated as of January 1, 2022 by and between Milk Makeup LLC and Sephora USA, Inc.
10.41**†	Amendment to Milk Makeup Vendor Agreement, dated as of March 3, 2022 by and between Milk Makeup, LLC and Sephora Beauty Canada, Inc.
21.1**	List of subsidiaries of the Registrant.
23.1	Consent of Marcum LLP.
23.2	Consent of Deloitte & Touche LLP.
23.3	Consent of WithumSmith+Brown, PC.
23.4	Consent of Maples and Calder (included as part of Exhibit 5.1).
23.5**	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 5.2).
24.1**	Power of Attorney (included on the signature page to the initial filing of the Registration Statement).
99.1**	Form of Proxy Card for the Registrant’s Extraordinary General Meeting.
99.2**	Consent of Aaron Chatterley.
99.3**	Consent of Simon Dai.
107**	Filing Fee Table.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
*	To be filed by amendment.
**	Previously filed.
†	Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Regulation S-K, Item 601(b)(10).
+
Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

(1)	Incorporated by reference to Exhibit 4.1 filed with the Form S-1 filed by the Registrant on February 22, 2021.
(2)	Incorporated by reference to Exhibit 4.2 filed with the Form S-1 filed by the Registrant on February 22, 2021.
(3)	Incorporated by reference to Exhibit 4.3 filed with the Form S-1 filed by the Registrant on February 22, 2021.
(4)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed on March 18, 2021.
(5)	Incorporated by reference to the Registrant’s Current Report on Form 8-K/A filed on November 17, 2021.
(6)	Incorporated by reference to Exhibit 10.1 filed with the Form S-1 filed by the Registrant on February 22, 2021.
(7)	Incorporated by reference to Exhibit 10.9 filed with the Form S-1 filed by the Registrant on February 22, 2021.
(8)	Incorporated by reference to Exhibit 10.10 filed with the Form S-1/A filed by the Registrant on March 1, 2021.
(9)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed on December 22, 2021.

Item 22. Undertakings.
1.	The undersigned Registrant hereby undertakes:
To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
To include any prospectus required by section 10(a)(3) of the Securities Act;
To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; and
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
2.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

3.
The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

4.
The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 under the Securities Act, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

5.
The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

6.
The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of White Plains, State of New York, on the 13th day of May, 2022.
WALDENCAST ACQUISITION CORP.

By:	/s/ Michel Brousset
Name:	Michel Brousset
Title:	Chief Executive Officer
Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:
Signature	Title	Date

/s/ Michel Brousset	Chief Executive Officer and Director (Principal Executive Officer and Principal Accounting Officer)	May 13, 2022
Michel Brousset

*	Executive Chairman of the Board of Directors	May 13, 2022
Felipe Dutra

*	Chief Financial Officer and Chief Technology Officer (Principal Financial Officer)	May 13, 2022
Tassilo Festetics

*	Chief Operating Officer	May 13, 2022
Hind Sebti

*	Director	May 13, 2022
Sarah Brown

*	Director	May 13, 2022
Juliette Hickman

*	Director	May 13, 2022
Lindsay Pattison

*	Director	May 13, 2022
Cristiano Souza

*	Director	May 13, 2022
Zack Werner

*	Director	May 13, 2022
Aaron Chatterley
* The undersigned does hereby sign this registration statement on behalf of the above-indicated person pursuant to the power of attorney executed by such person.
By:	/s/ Michel Brousset
Name:	Michel Brousset
Title:	Chief Executive Officer

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of the Securities Act, as amended, the undersigned, the duly authorized representative in the U.S. of Waldencast Acquisition Corp. has signed this registration statement on May 13, 2022.
WALDENCAST ACQUISITION CORP.

By:	/s/ Michel Brousset
Name:	Michel Brousset
Title:	Chief Executive Officer